
SEC MAIL
RECEIVED
PROCESSING
SEP 17 2010
200
SECTION
10013449

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

US Federal Properties Trust, Inc.
Exact name of registrant as specified in charter

0001490872
Registrant CIK Number

333-166799
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-166799
SEC file number, if available

S-__________ ____________________
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-__________ ____________________
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

____
Report period (if applicable)

____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

X Rule 202 (Continuing Hardship Exemption)

____ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Missouri, 20 10.

US Federal Properties Trust, Inc.
(Registrant)

By: /s/ Kevin T. Kelly
(Name)
President & CFO
(Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on __________, 20 ____, that the information set forth in this statement is true and complete.

By: ____________________
(Name)

____
(Title)

SEC 2082 (02-08)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays

Exhibit Number	Exhibit Description
1.1	Form of Underwriting Agreement among the Registrant, the operating partnership and the underwriters named therein.*
3.1	Form of Articles of Amendment and Restatement of the Registrant.
3.2	Bylaws of the Registrant.**
3.3	First Amendment to Bylaws of the Registrant.*
4.1	Specimen Common Stock Certificate of the Registrant.*
5.1	Opinion of Venable LLP relating to the legality of the securities being registered.*
8.1	Opinion of Hunton & Williams LLP regarding tax matters.*
10.1	Form of Amended and Restated Limited Partnership Agreement of US Federal Properties Partnership, LP.**
10.2	Contribution Agreement for contribution properties, dated May 12, 2010.**
10.3	Form of Property Management Agreement between the Registrant and Lane4 Management.*
10.4	US Federal Properties Trust, Inc. 2010 Long Term Incentive Plan.*
10.5	Form of RSU Agreement.**
10.6	Form of Employment Agreement between the Registrant, the operating partnership and Richard Baier.*
10.7	Form of Employment Agreement between the Registrant, the operating partnership and Kevin T. Kelly.*
10.8	Form of Employment Agreement between the Registrant, the operating partnership and Daniel K. Carr.*
10.9	Form of Employment Agreement between the Registrant, the operating partnership and Cathleen M. Baier.*
10.10	Form of Employment Agreement between the Registrant, the operating partnership and Edwin M. Stanton.*
10.11	Form of Employment Agreement between the Registrant, the operating partnership and Nicholas J. Rhodes.* ›
10.12.1	Form of Tax Protection Agreement, Cathleen M. Baier.*
10.12.2	Form of Tax Protection Agreement, Richard Baier.*
10.12.3	Form of Tax Protection Agreement, Daniel K. Carr.*
10.12.4	Form of Tax Protection Agreement, D'Jac, LLC.*
10.13	Form of Independent Director Agreement between the Registrant and K. Niles Bryant.**
10.14	Form of Independent Director Agreement between the Registrant and Alexander C. Kemper.**
10.15	Form of Independent Director Agreement between the Registrant and Scott A. Musil.**
10.16	Form of Independent Director Agreement between the Registrant and Thomas H. Walker.**
10.17	Form of Indemnification Agreement (Officers).**
10.18	Form of Indemnification Agreement (Independent Directors).**
10.19	Form of Registration Rights Agreement.* ›
"P" 10.20.1	Lease for Jacksonville, Florida (FBI) property, dated January 25, 2007, as amended.
"P" 10.20.2	Lease for Denver, Colorado Property dated March 3, 2007, as amended.
"P" 10.20.3	Lease for Great Falls, Montana Property dated April 30, 2007, as amended.
"P" 10.20.4	Lease for Bloomington, Illinois Property dated March 23, 2007, as amended.
"P" 10.20.5	Lease for Gloucester, Massachusetts Property dated May 9, 2006, as amended.

"P" 10.20.6	Lease for Orlando, Florida Property dated February 12, 2007, as amended.
"P" 10.20.7	Lease for Alpine, Texas Property dated September 14, 2004, as amended.
"P" 10.20.8	Lease for Royal Palm Beach, Florida Property dated October 12, 2007, as amended.
"P" 10.20.9	Lease for Lufkin, Texas Property dated August 22, 2007, as amended.
"P" 10.20.10	Lease for Lawrence, Massachusetts Property dated April 22, 2008, as amended.
"P" 10.20.11	Lease for Richford, Vermont Property dated November 21, 2008, as amended.
"P" 10.20.12	Lease for Cleveland, Ohio Property dated April 19, 2006, as amended.
"P" 10.20.13	Lease for Durham, North Carolina Property dated July 7, 2006, as amended.
"P" 10.20.14	Lease for Sevierville, Tennessee Property dated September 30, 2006, as amended.
"P" 10.20.15	Lease for San Antonio, Texas Property dated April 3, 2006, as amended.
"P" 10.20.16	Lease for Beaumont, Texas Property dated November 13, 2007, as amended.
"P" 10.20.17	Lease for Waco, Texas Property dated May 6, 2008, as amended.
"P" 10.20.18	Lease for Centerville, Ohio Property dated May 9, 2006, as amended.
"P" 10.20.19	Lease for Salt Lake City, Utah Property dated January 9, 2009, as amended.
10.21	Lufkin, Texas Real Estate Purchase Agreement dated March 26, 2010, as amended.**
10.22	Bloomington, Illinois Real Estate Purchase Agreement dated June 15, 2010, as amended.**
10.23	Alpine, Texas Real Estate Purchase Agreement dated June 21, 2010, as amended.**
10.24	Rainier Portfolio Real Estate Purchase Agreement dated March 31, 2010, as amended.**
10.25	Texas SSA Portfolio Real Estate Purchase Agreement dated April 15, 2010, as amended.**
10.26	Orlando, Florida Real Estate Purchase Agreement dated August 2, 2010.**
10.27	Royal Palm Beach, Florida Real Estate Purchase Agreement dated August 2, 2010.**
10.28	Agreement to Propose Internalization of Property Management.
10.29	Assignment and License Agreement.*
10.30	Option Agreement for Jacksonville, Florida (VA).*
21.1	List of Subsidiaries of the Registrant.*
23.1	Consent of BDO USA, LLP (formerly known as BDO Seidman, LLP).
23.2	Consent of Venable LLP (included in Exhibit 5.1).*
23.3	Consent of Hunton & Williams LLP (included in Exhibit 8.1).*
24.1	Power of Attorney
99.1	Consent of K. Niles Bryant to be named as a proposed director.**
99.2	Consent of Alexander C. Kemper to be named as a proposed director.**
99.3	Consent of Scott A. Musil to be named as a proposed director.**
99.4	Consent of Thomas H. Walker to be named as a proposed director.**

* To be filed by amendment.

** Previously filed.

PRE-DESIGN MEETING
SSA Beaumont, TX
November 29, 2007

IN ACCORDANCE WITH RULE 201 OF REGULATION S-T, THIS LEASE FOR **BEAUMONT, TEXAS PROPERTY DATED NOVEMBER 13, 2007, AS AMENDED**, IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

LIST OF ATTENDEES

NAME	CO/AGENCY	PHONE	FAX	E-MAIL ADDRESS
Kelly Winn	Studley	972-739-2206	972-739-2216	kwinn@studley.com
Monica Martinez	SSA	214-767-0204		MONICA MARTINEZ@SSA.G
Judith Hamilton	SSA	(409) 924-6400		Judith.Hamilton@SSA.gov
Kyle Hartz	GSA	817/978-7022	—	Kyle.hartze@gsa.gov
Jimmy Ferguson	GSA	817-978-7451 817-917-3341		jimmy.ferguson@gsa.gov
Wanda Bush	SSA/ODAR	214-767-9421		wanda.bush@ssa.gov
Yolanda Barron	SSA/ODAR	214-767-8547		yolanda.barron@ssa.gov
Rick Prieto	SSA Facilities	214-767-3104		ricardo.prieto@ssa.gov
David Bowman	SSA-FO 818	409 924-6400		David.Bowman@ssa.gov
Stefanie Balin	SSA/ODAR	713 654 [illegible]		stefanie.balin@ssa.gov
Harry William	SSA/OHA	713 654 · 1082		Harry L William @ ssa.gov
John Pinion	Pinion Design Contracting Inc	405-7896969	7896981	pinionconst@AOL.com
TOM PINION	S&J	405-756-0350		TomPinion@sbcglobal.net
Mike Chase	CFH·ARCHITECTS	918.747.8225	918.747.8004	cfh@cfharchitects.com
Scott Standridge		405/756-6077		Stanjack@earthlink.net
[illegible]	GSA	[illegible]		[illegible]

EXHIBIT A BASE PLANS



EMPLOYEE COVERED ENTRY
SUPPLY 445 S.F. 19'-4"x24'-10"
DATA ROOM 251 S.F. 11'-4"x22'-2"
VIDEO-CONF 502 S.F. 24'-0"x20'-0"
MULTIPURPOSE 24'-0"x26'-0"
ELEC 120 S.F. 11'-0"x11'-0"
MEN'S RR 157 S.F.
FILES 484 S.F. 26'-0" 22'-2"
JAN 128 S.F. 18'-4"x7'-0"
CLOS 84 S.F. 14'-4"x5'-6"
KITCHEN 124 S.F. 8'-0"x 15'-0"
WOMEN'S RR 159 S.F.
COAT CLOSET 22 S.F.
ASS'T MANAGER 179 S.F. 16'-4"x11'-0"
MANAGER 194 S.F. 13'-4"x15'-0"
OPEN AREA 9028 S.F. 54'-4"x118'-0"
MAIL 127 S.F. 12'-0"x10'-7"
P.I. 100 S.F.
FEI #1 716 S.F.
RECEPTION 2660 S.F. 40'-6"x57'-0"
WOMEN'S RR 178 S.F.
MEN'S RR 177 S.F.
FEI #2 513 S.F.
VESTIBULE 218 S.F. 18'-0"x16'-2"

INITIALS	
GOV'T	LESSOR

1

Winn, Kelly

From: george.saunders@gsa.gov
Sent: Wednesday, November 28, 2007 4:01 PM
To: Winn, Kelly
Subject: Fw: SSA Design Meeting in Beaumont Thursday

Another heads up.

George R. Saunders
Realty Specialist
General Service Administration
Office 504 589 6094 - Extension 130
Fax: 504 589 6698
Cell: 504 416 5080
george.saunders@gsa.gov

-----Forwarded by George R. Saunders/7P/R07/GSA/GOV on 11/28/2007 04:00PM -----

To: George R. Saunders/7P/R07/GSA/GOV@GSA, Vicki L. Gilbert/7P/R07/GSA/GOV@GSA
From: Leenette Wilke/7P/R07/GSA/GOV
Date: 11/27/2007 04:39PM
cc: daivd.bowman@ssa.gov, judith.hamilton@sas.gov, tim_oquinn@ssa.gov, monica_martinez@ssa.gov
Subject: SSA Design Meeting in Beaumont Thursday

Hey George,

I'm the local GSA Rep for Beaumont, I just had two things to add to discussion for Thursday if not already on the plans:

1. Automatic Door Openers for the employee entrance door - both sides

2. Automatic Door Opening for the entrance (from the employee work area) into the customer lobby to be used to employees calling customers back for consultations

3. Overtime Air Conditioning - should be planned in the lease if needed to cool areas after-hours and weekends for the LAN Room

4. Custodial Closet - There was not one built in Port Arthur - The custodial supplies/compounds and the building materials cannot be located in an electrical or mechanical closet as you know - There is no place in the Port Arthur building for this.

I believe it a very good thing to have a custodial closet where cleaning supplies, MSDS Sheet and A CUSTODIAL SINK are located to keep things in order, safe, and an area where the custodial contractor is responsible for maintaining.

Thanks so much for consideration, Leenette

Winn, Kelly

From: george.saunders@gsa.gov

Sent: Wednesday, November 28, 2007 4:00 PM

To: Winn, Kelly

Subject: Fw: SSA In Beaumont - Notice of Building

Kelly:

Just a heads up.

A concern that will come up tomorrow,

George
George R. Saunders
Realty Specialist
General Service Administration
Office 504 589 6094 - Extension 130
Fax: 504 589 6698
Cell: 504 416 5080
george.saunders@gsa.gov

-----Forwarded by George R. Saunders/7P/R07/GSA/GOV on 11/28/2007 03:56PM -----

To: George R. Saunders/7P/R07/GSA/GOV@GSA, Vicki L. Gilbert/7P/R07/GSA/GOV@GSA
From: Leenette Wilke/7P/R07/GSA/GOV
Date: 11/28/2007 11:20AM
cc: Norman D. Pannell/7P/R07/GSA/GOV@GSA, Raymond D. Wilson/7P/R07/GSA/GOV@GSA
Subject: SSA In Beaumont - Notice of Building

George/Vicki

One thing I wanted to let you know:

They are building a new bank on the corner of Major and Dishman then I understand the SSA Building is going behind that and my friend whose President of YMCA told me his new building is going right down the road to (Closer to Keith Road) - I saw the drawings last week, work starts in early 2008 and its a large facility...

This area doesn't have very much runoff capability except the drainage ditches next to the road; isn't it true that part of hte lease requires the builder to work through city and get the roads widened to allow a turn lane

In designing SSA with the problems we have related to the grades and water infiltration, I wanted you to know about this for consideration in design - I know George that you, Rahe and everyone are working on these issues and thought it important to let you know about future building

trying to keep our building dry as new construction takes away the "green land" - I worry about ditches overflowing and water pooling in the parking areas.....

Have a good day,

Leenette Wilke
Customer Service Specialist

STANDARD FORM 2
FEBRUARY 1965 EDITION
GENERAL SERVICES
ADMINISTRATION
FPR (41 CFR) 1-16.601

U.S. GOVERNMENT LEASE FOR REAL PROPERTY

DATE OF LEASE November 13, 2007

LEASE NO. GS-07B-16402

THIS LEASE, made and entered into this date by and between Rocky Bluff, LLC

whose address is 103 S E 2nd
Lindsay, OK 73052

and whose interest in the property hereinafter described is that of Owner

hereinafter called the Lessor, and the UNITED STATES OF AMERICA, hereinafter called the Government:

WITNESSETH: The parties hereto for the consideration hereinafter mentioned, covenant and agree as follows:

1. The Lessor hereby leases to the Government the following described premises:

18,609 rentable (16,181 ANSI/BOMA Office Area) square feet to be constructed on Dishman Road and North Major Drive in the City of Beaumont, Jefferson County, Texas containing approximately 3.34 acres (as described in Exhibit B attached hereto), and ninety-eight (98) on site parking spaces to be used for such general office purposes as determined by the General Services Administration. The common area factor is agreed to as 15.00%. Actual amount of space may exceed 16,181 ANSI/BOMA Office Area square feet at no additional cost to the Government.

~~2. TO HAVE AND TO HOLD the said premises with their appurtenances for the term beginning on __________ through __________, subject to termination and renewal rights as may be hereinafter set forth.~~

PARAGRAPH 2 IS DELETED AND REPLACED BY PARAGRAPH 24.

~~3. The Government shall pay the Lessor annual rent of $__________ at the rate of $__________ per __________ in arrears. Rent for a lesser period shall be prorated. Rent checks shall be made payable to:~~

PARAGRAPH 3 IS DELETED AND REPLACED BY PARAGRAPH 25.

4. The Government may terminate this lease at any time after the 10th year by giving at least sixty (60) days notice in writing to the Lessor and no rental shall accrue after the effective date of termination. Said notice shall be computed commencing with the day after the date of mailing.

~~5. This lease may be renewed at the option of the Government, for the following terms and at the following rentals:~~

DELETED WITHOUT SUBSTITUTION

~~provided notice be given in writing to the Lessor at least __________ days before the end of the original lease term or any renewal term; all other terms and conditions of this lease shall remain the same during any renewal term. Said notice shall be computed commencing with the day after the date of mailing.~~

6. The Lessor shall furnish to the Government, as part of the rental consideration, the following:

a. Facilities, services, utilities, maintenance and tenant improvements shall be provided within 180 working days of the issuance of the Notice to Proceed by the Government, and in accordance with the terms of the attached Solicitation for Offers 4TX0135.

b. Ninety-eight (98) parking spaces, not including handicap spaces, shall be provided on site in paved and lighted parking lot as part of the rental consideration. Employee and visitor parking shall be separate and each shall include 49 spaces, not including handicap spaces.

7. The following are attached and made a part hereof:
Sheets 3 – 5 containing paragraphs 9 – 28 to Lease GS-07B- (3 pages)
Solicitation For Offers 4TX0135 (44 pages)
Exhibit A, Base Plans (2 pages)
Exhibit B, Legal Description (1 page)
Supporting SFO Information (2 pages)
Special Requirements Social Security Administration (67 pages)
SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for site preparation, dated May 1, 2006 (24 pages)
Smith Group Panelboards Section Index, Section 16470 (7 pages)
Smith Group Telecommunications Cabling Index, Section 16710 (13 pages)
Price Component Schedule (6 pages)
General Clauses GSA Form 3517B (Rev. 11/05) (33 pages)
Representations and Certifications, GSA Form 3518 (Rev. 7/04) (7 pages)

8. The following changes were made in this lease prior to its execution:
Paragraph 2 of SF-2 was deleted and replaced in its entirety by Paragraph 24 of Sheet 5
Paragraph 3 of SF-2 was deleted and replaced in its entirety by Paragraph 25 of Sheet 5
Paragraph 5 was deleted in its entirety without substitution.

IN WITNESS WHEREOF, the parties hereto have hereunto subscribed their names as of the date first above written.

LESSOR **Rocky Bluff, LLC**

BY Scott King Manager (Signature) _______________ (Signature)

IN PRESENCE OF:

Mark Wright (Signature) 103 SE 2nd Lindsay, OK 73052 (Address)

UNITED STATES OF AMERICA

BY Vick Moore (Signature)

GENERAL SERVICES ADMINISTRATION
Contracting Officer
General Services Administration
819 Taylor Street, Room 12A4, 7PE
Fort Worth, TX 76102
(Official title)

STANDARD FORM 2
FEBRUARY 1965 EDITION

Sheet 3, Attached to and made part of Lease GS-07B-16402
Dishman Road and North Major Drive in the City of Beauont, Jefferson County, Texas

9. This lease will be supplemented to show the actual effective date and the exact amount of square footage after the space has been prepared, mutually measured and accepted by the Contracting Officer.

10. All questions pertaining to this Lease shall be referred to the Contracting Officer of General Services Administration (GSA) or their designee. The Government occupant **is not** authorized to administer this lease, and GSA assumes no responsibility for any cost incurred by the Lessor except as provided by the terms of this Lease or authorized **in writing** by Contracting Officer or their designee.

11. The Lessor will not be reimbursed for any services not provided for in this lease, including but not limited to repairs, alterations, or overtime services, nor will any rental be paid for occupancy in whole or in part, except for the lease term specified herein.

12. Per the Debt Collection Improvement Act, effective July 27, 1996, Electronic Funds Transfer (EFT) shall be required on all existing and new leases/contracts not later than January 1, 1998. An enrollment form is attached to be completed and returned with this contract.

13. (a) Within 180 working days after the issuance of the Notice to Proceed by the Government, the space shall be constructed in accordance with Solicitation for Offers 4TX0135 and floor plans, and be ready for occupancy. The space shall comply with the handicap accessibility requirements of the solicitation.

(b) An engineered plan will be provided by the Government and will be incorporated by Supplemental Lease Agreement to establish the final location for junction boxes and connections to the systems furniture power poles. The Lessor's electrical contractor will connect systems furniture to the junction boxes after the systems furniture has been installed by the furniture vendor. The electrical contractor will be available for the pre-installation meeting approximately 30 days prior to acceptance of space to meet with the furniture vendor and determine phasing requirements.

(c) The Lessor's cable vendor shall install cable and connectors in accordance with the specifications that will be incorporated with the floor plan. The cable vendor will be available for the pre-installation meeting approximately 30 days prior to acceptance of space to determine phasing requirements.

(d) The Lessor shall provide a drawing of the electrical riser diagram within 30 days of receipt of the design intent drawings so that the government's engineering firm can produce the electrical drawing for the systems furniture and local area network.

14. In addition, within 180 working days after issuance of the Notice to Proceed by the Government, the space shall be constructed and ready for occupancy and shall comply with fire safety and architectural specifications required in the solicitation and also:

(a) Properly seal all floor penetrations in telephone rooms and utility passages with noncombustible materials to provide a fire resistance rating equal to that of the floor.

(b) Install exit lights within the space.

(c) Install battery operated emergency lighting within the space.

(d) The rental rate includes the cost of installing and maintaining a fire alarm system/and or building sprinkler system, as applicable, within the Government leased space.

15. In accordance with provisions of Paragraphs 3.4 Tax Adjustments, 3.6 Operating Costs, and 3.7 Operating Costs Base, of the Solicitation for Offers 4TX0135, the following parameters are established:

INITIALS

GOV'T	LESSOR
[signature]	[signature]

Sheet 4, Attached to and made part of Lease GS-07B- 16402
Dishman Road and North Major Drive in the City of Beauont, Jefferson County, Texas

(a) The lease is subject to operating cost escalation. For operating cost adjustment, the operating costs are established at $4.976 per rentable square foot. The base cost of services is established at $92,600.00 based on $4.976 for 18,609 rentable square feet.

(b) The lease is subject to real estate tax escalation. The base year is the first year of full assessment after construction of the building. For tax escalation in accordance with terms of Paragraph 3.4, the percentage of occupancy is 100 percent. The base year tax statement will be submitted within 60 days after payment to establish the base year taxes. If the tax statement is for multiple parcels or buildings, the value of each property shall be defined.

(c) The Adjustment for Vacant space is $2.00 per rentable square foot to be applied if the space is vacated in whole or part.

16. In accordance with Paragraph 7.3, Overtime Usage, the overtime HVAC services will be provided at the rate of $7.50 per hour. Overtime rates shall not be paid during normal building operation hours of 6:30 am to 5:30 pm Monday through Friday.

17. The annual rental rate is firm and will not be adjusted based on the mutual measurement, except as provided in clause 552.270-20, page 10, paragraph 26 of the GSA Form 3517B. The rate per square foot for annual rent and for the base year service cost will be modified to reflect the final measurement.

18. Construction drawings should be prepared and a pre-construction meeting scheduled with the contracting officer and agency personnel within 90 days of the execution of this lease by the Government. Three copies of construction drawings should be sent to the contracting officer for review prior to the meeting.

19. The Lessor will provide 2 CAD disks of "as built" drawings to the contracting officer within thirty (30) days of completion of construction.

20. The Lessor will notify the contracting officer fourteen (14) days prior to scheduled completion of construction at 30 percent, 60, 90 and 100 percent completion for purposes of scheduling inspections.

21. Janitorial cleaning/maintenance is to be performed during daytime tenant working hours, Monday through Friday, except for Federal holidays.

22. In the event a deed to the leased premises is not delivered to Lessor, or if Lessor does not otherwise acquire marketable title to the leased premises within thirty (30) days after the date of execution of this lease by the Government, then this lease, at the option of the Government, may be terminated and declared null and void.

23. Paragraph 2 is deleted in its entirety and the following is substituted therefore:

"TO HAVE AND TO HOLD the said premises with their appurtenances for the term beginning on the date the leasehold improvements to be constructed by Lessor are substantially completed and the Government accepts the lease premises. The date of substantial completion is estimated to be 180 working days issuance of the Notice to Proceed by the Government, through 15 years, subject to terms stated within."

24. Paragraph 3 is deleted in its entirety and the following is substituted therefore:

"3. The Government shall pay the Lessor annual rent payable monthly in arrears at the following rate:

Years 1-15 - $553,107.92 at the rate of $46,092.33 per month in arrears based on $29.72 per rentable square foot. The shell rental rate for Months 1-3, shall be abated. The rent for Months 1-3 following the shell

INITIALS	
GOV'T	LESSOR
[signature]	[signature]

Sheet 5, Attached to and made part of Lease GS-07B-16402
Dishman Road and North Major Drive in the City of Beauont, Jefferson County, Texas

rental abatement ($31,805.88 ~~$30,704.85~~ per month based on a shell rental rate of $20.51 ~~$19.80~~/rsf/year) shall be $15,387.48 per month. Rent for a lesser period shall be prorated.

Rent checks shall be made payable to:

Rocky Bluff, LLC
103 S E 2nd
Lindsay, OK 73502"

25. The rental consideration includes all costs for the warm lit shell as defined by the solicitation for offers, and all costs for tenant finish as defined by the solicitation for offers. All requirements as defined by the solicitation for offers and lease will be met without additional cost. A lump sum payment is not authorized.

26. The tenant finish costs of $578,843.49 are amortized for a period of 120 months at 6.5%.

27. The Lessor hereby waives and forever relinquishes any right to make a claim against the Government for restoration arising from alteration or removal of any alteration by the Government during the term of this lease or any extensions. Alterations completed by either the Government or Lessor including initial build out of the lease space and / or any subsequent modifications required during the lease period. At the Government's sole discretion alterations will remain in the leased space after termination of the lease contract will become property of the Lessor.

28. The amount of $165,932.38 for the broker's fee is established. This amount is based on an average base rental rate of $29.72 per rsf X 18,609 rsf X 10 years X 3.0% = $165,932.38. Fifty percent (50%) of this amount is due and payable within 30 days of lease award by certified check and the remaining fifty percent (50%) is payable at lease occupancy to:

Studley, Inc.
15303 N. Dallas Parkway, Suite 1200
Addison, Texas 75001

INITIALS	
GOV'T	LESSOR
[signature]	[signature]

GENERAL SERVICES ADMINISTRATION PUBLIC BUILDINGS SERVICE **SUPPLEMENTAL LEASE AGREEMENT**	SUPPLEMENTAL AGREEMENT NO. 1	DATE 11-25-08
	TO LEASE NO. GS-07B-16402	

ADDRESS OF PREMISES 8455 Dishman Road
Beaumont, Texas 77706

This agreement, made and entered into this date by and between Rocky Bluff LLC

whose address is 103 SE 2nd
Lindsay, Oklahoma 73052

hereinafter called the Lessor, and the UNITED STATES OF AMERICA, hereafter called the Government:

WHEREAS, the parties hereto desire to amend the above Lease.

NOW THEREFORE, these parties for the considerations hereinafter mentioned covenant and agree that the said Lease dated November 13, 2007 is amended, effective **November 24, 2008** as follows:

The purpose of this Supplemental Lease Agreement (SLA) Number 1, to lease GS-07B-16402, is hereby issued to issue a notice-to-proceed (NTP) for tenant improvements in the facility to be constructed at 8455 Dishman Road, Beaumont, Texas and to provide for payment of above standard items installed at the tenant's request.

I. Paragraph 29 is hereby added and made a part of the lease.

"29. Upon completion of alterations, the Government shall pay the Lessor a one time lump sum payment in the amount of **$214,272.54**. The additional items shall be as follows:

SSA: ADD for future interview window $5,044.00; ADD 4 automatic door openers $8,462.00; Change to CAT 6 data cable $5,900.00; Deduct for carpet in multi-purpose room -$3,683.00; ADD for ceramic tile in multi-purpose room $4,225.00. Total additions for SSA are **$19,948.00.**

ODAR: ADD to include ODAR facility at this location $168,651.54 (cost includes additional TI over base allowance); ADD additional public restroom to waiting area $10,883.00; ADD storage cabinet for judges $2,000.00; Redesign parking area and ADD 14 additional parking spaces $12,790.00. Total additions for ODAR are **$194,324.54.**

Upon completion of alterations, the lease will be supplemented to reflect the commencement date of the lease.

Paragraph I CONTINUED ON PAGE 2 ATTACHED AND MADE A PART HEREOF

All other terms and conditions of the lease shall remain in force and effect.
IN WITNESS WHEREOF, the parties subscribed their names as of the above date.

LESSOR: ROCKY BLUFF LLC

BY [signature] (Signature) Manager (Title)

IN PRESENCE OF

[signature] (Signature) PO Box 746 Lindsay OK 73052 (Address)

UNITED STATES OF AMERICA

BY [signature] (Signature)

CONTRACTING OFFICER
GENERAL SERVICES ADMINISTRATION
819 Taylor Street, Room 12B Fort Worth, TX 76102
(Official Title)

GSA Form 276 (Jul. 67)

The original invoice must be submitted directly to the GSA Finance office at the following address:
General Services Administration
FTS and PBS Payment Division (7BCP)
PO Box 17181
Fort Worth, TX 76105-0181\

A copy of the invoice must be provided to the Contracting Officer at the following address:
General Service Administration
Attention: Kelly Hantz
Real Property Leasing Branch, Team B (7PEL)
819 Taylor St., Rm 12B
Fort Worth, TX 76102

A proper invoice must be on the Lessor's company letterhead and include the following:

- Invoice Date
- Name of the Lessor as shown on the Lease
- Lease contract number and building address
- Description, price, and quantity of items delivered
- GSA PDN# PS

If the invoice is not submitted on company letterhead, the person(s) with whom the Lease contract is made must sign the invoice.

END OF SUPPLEMENTAL LEASE NO. 1


INITIALS
GOV'T
LESSOR
KH

GENERAL SERVICES ADMINISTRATION PUBLIC BUILDINGS SERVICE **SUPPLEMENTAL LEASE AGREEMENT**	SUPPLEMENTAL AGREEMENT NO. 2	DATE 9-25-09
	TO LEASE NO. GS-07B-16402	

ADDRESS OF PREMISES 8455 Dishman Road
Beaumont, Texas

This agreement, made and entered into this date by and between Rocky Bluff LLC

whose address is: 103 SE 2nd
Lindsay, Oklahoma 73052

hereinafter called the Lessor, and the UNITED STATES OF AMERICA, hereafter called the Government:

WHEREAS, the parties hereto desire to amend the above Lease.

NOW THEREFORE, these parties for the considerations hereinafter mentioned covenant and agree that the said Lease dated November 13, 2007 is amended, effective upon execution by the Government, as follows:

I. Paragraph 1 of the Lease shall be deleted and replaced with the following:

"1. The Lessor hereby leases to the Government the following described premises:

18,609 rentable (16,181 ANSI/BOMA Office Area) square feet to be constructed on Dishman Road and North Major Drive in the City of Beaumont, Jefferson County, Texas containing approximately 3.34 acres (as described in Exhibit B attached hereto), and one hundred and twenty-four (124) on site parking spaces to be used for such general office purposes as determined by the General Services Administration. The space shall be occupied by SSA and ODAR. SSA shall occupy 15,834 rentable square feet and ODAR shall occupy 2,775 rentable square feet. The common area factor is agreed to as 15.00%. Actual amount of space may exceed 16,181 ANSI/BOMA Office Area square feet at no additional cost to the Government."

II. Paragraph 4 of the lease shall be deleted and replaced with the following:

"The Government may terminate this lease at any time after July 16, 2019 by giving at least sixty (60) days notice in writing to the Lessor and no rental shall accrue after the effective date of termination. Said notice shall be computed commencing with the day after the date of mailing."

Continued on Page 2

All other terms and conditions of the lease shall remain in force and effect.
IN WITNESS WHEREOF, the parties subscribed their names as of the above date.

LESSOR: ROCKY BLUFF, LLC

BY [signature] (Signature) Manager (Title)

IN PRESENCE OF

[signature] (Signature) P.O. Box 746 Lindsay OK 73052 (Address)

UNITED STATES OF AMERICA

BY [signature] (Signature)

CONTRACTING OFFICER
GENERAL SERVICES ADMINISTRATION
819 Taylor Street, Room 5C05 Fort Worth, TX 76102
(Official Title)

III. Paragraph 6. b. of the Lease shall be deleted and replaced with the following:

"6.b. One hundred and twenty-four (124) total parking spaces, including handicap, shall be provided on site in a paved and lighted parking lot as part of the rental consideration. Employee and visitor parking shall be separate and shall include 58 employee parking space and 66 visitor parking spaces (including handicap). Parking for each agency shall be divided as follows: Employee Parking – SSA shall have 49 employee parking spaces and ODAR – 9 employee parking spaces. Visitor Parking – SSA shall have 49 visitor parking spaces and ODAR shall have 17 visitor parking spaces."

IV. Paragraph 23 of the Lease shall be deleted and replaced with the following:

"TO HAVE AND TO HOLD the said premises with their appurtenances for the term beginning on July 17, 2009, and continuing for a term through 10 years, expiring July 16, 2024, unless earlier terminated by the Government as described in Paragraph 4 of the lease."

V. Paragraph 29 of the Lease shall be deleted and replaced with the following:

"29. Upon completion of alterations, the Government shall pay the Lessor a one time lump sum payment in the amount of **$203,745.13** for alterations in the ODAR space. The additional items shall be as follows:

ODAR: ADD to include ODAR facility at this location $168,651.54 (cost includes additional TI over base allowance); ADD additional public restroom to waiting area $10,883.00; ADD storage cabinet for judges $2,000.00; Redesign parking area and ADD 14 additional parking spaces $12,790.00; ADD change color on chair rail, benches and chairs $5,832.59; ADD change locks in hearing rooms $3,000.00; ADD furnish and install one (1) IG electrical outlet for the copier $588.00. Total additions for ODAR are **$203,745.13.**

The original invoice must be submitted directly to the GSA Finance office at the following address:

General Services Administration
FTS and PBS Payment Division (7BCP)
PO Box 17181
Fort Worth, TX 76105-0181

A copy of the invoice must be provided to the Contracting Officer at the following address:

General Service Administration
Attention: Kelly Hantz, Contracting Officer
Real Property Leasing Branch, Team B (7PEL)
819 Taylor St., Rm 5C05
Fort Worth, TX 76102

A proper invoice must be on the Lessor's company letterhead and include the following:

- Invoice Date
- Name of the Lessor as shown on the Lease
- Lease contract number and building address
- Description, price, and quantity of items delivered
- GSA PDN# PS0015056

If the invoice is not submitted on company letterhead, the person(s) with whom the Lease contract is made must sign the invoice."

END OF SLA No 2


INITIALS
GOV'T
LESSOR

ROCKY BLUFF, LLC
P.O. Box 746
LINDSAY, OK 73052
405/756-4394
FAX 405/756-9805

September 10, 2009

General Services Administration
FTS and PBS Payment Division (7BCP)
P.O. Box 17181
Fort Worth, TX 76105-0181

RE: Rocky Bluff, LLC
Contract # GS-07B-16402
GSA PDN# PS0015056
8455 Dishman Road
Beaumont, TX 77706

Submitting invoice for the completions of alterations on the Beaumont, TX ODAR building for the sum of $203,745.13. The additional items as follows:

ODAR: **ADD** to include ODAR facility at this location $168,651.54 (cost includes TI over base allowance); **ADD** additional public restroom to waiting area $10,883.00; **ADD** storage cabinet for judges $2,000.00; Redesign parking area and **ADD** 14 additional parking spaces $12,790.00; **ADD** change color on chair rail, benches and chairs$5,832.59; **ADD** change locks in hearing rooms $3,000.00; **ADD** furnish and install (1) IG electrical outlet for the copier $588.00. Total additions for ODAR are $203745.13.

Please make payable to: Rocky Bluff, LLC
P.O. Box 746
Lindsay, OK 73052
Fed ID# 02-0770602

Cordially,

Scott Standridge
Rocky Bluff, LLC, Manager



GSA Public Buildings Service

Supplemental Lease Agreement
Number 3

Lease Number:	LTX16402	**Date:** 10-13-09

ADDRESS OF PREMISES 8455 Dishman Rd
Beaumont, TX ~~77706~~ 77713

THIS AGREEMENT, made and entered into this date by and between ~~Rock~~ Rocky Bluff, L.L.C.
whose address is ~~400~~ 103 SE 2nd
Lindsay, OK ~~73062~~ 73052

hereinafter called the Lessor, and the **UNITED STATES OF AMERICA**, hereinafter called the Government:

WHEREAS, the parties hereto desire to amend the above Lease.]

NOW THEREFORE, these parties for the considerations hereinafter mentioned covenant and agree that the said Lease is amended, effective July 17, 2009 as follows:

I. Paragraph 1 and 24 of the lease shall be deleted and replaced with the following:

"1. The Lessor hereby leases to the Government the following described premises:

18,609 rentable (16,181 ANSI/BOMA Office Area) square feet to be constructed on Dishman Road and North Major Drive in the City of Beaumont, Jefferson County, Texas, containing approximately 3.34 acres (as described in Exhibit B attached hereto) and ninety-eight (98) on site parking spaces to be used for such general office purposes as determined by the General Services Administration. The common area factor is agreed to as 1.15005231%. Actual amount of space may exceed 16,181 ANSI/BOMA Office Area square feet at no additional cost to the Government."

"24. The Government shall pay the Lessor annual rent payable monthly in arrears at the following rate.

TERM	RATE PER RSF	MONTHLY RENT	ANNUAL RENT
Jul 17, 2009 to Oct 16, 2009	$9.214261916	$14,289.30	$171,468.20
Oct 17, 2009 to Oct 16, 2019	$29.723600	$46,092.3267	$553,107.92
Oct 17, 2019 to Jul 16, 2024	$29.7236	$46,092.3267	$553,107.92

NOTE: Lessor has agreed to shell rental abatement for months 1 through 3. Rent due 1 through 3 is equal to Operating Expenses and Tenant Improvement Amortization.

All other terms and conditions of the lease shall remain in force and effect.

IN WITNESS WHEREOF, the parties subscribed their names as of the above date.

Lessor, Rocky Bluff, L.L.C.

By ____________________ (Signature) Manager (Title)

In Presence of

____________________ (Signature) P.O. Box 746 Lindsay Ok 73052 (Address)

United States Of America, General Services Administration, Public Buildings Service.

____________________ Contracting Officer CO Kelly Hantz



TERM	SHELL RENT ANNUAL	OPERATING EXPENSES ANNUAL	TENANT IMPROVEMENTS ANNUAL
Jul 17, 2009 to Oct 16, 2009	$0.00	$92,600.00	$78,868.20
Oct 17, 2009 to Oct 16, 2019	$381,639.72	$92,600.00	$78,868.20
Oct 17, 2019 to Jul 16, 2024	$460,507.92	$92,600.00	$0.00

Rent for a lesser period shall be prorated. The Lessor and Government both acknowledge and agree this shall be a full service lease agreement in accordance with SFO7TX2188.

Rent shall be made payable to:
Rocky Bluff, LLC dba Standridge Development, LLC
103 S,E, 2nd Street
Lindsay, OK 73052

INITIALS: [signature] & KH
LESSOR GOV'T

GENERAL SERVICES ADMINISTRATION PUBLIC BUILDINGS SERVICE **SUPPLEMENTAL LEASE AGREEMENT**	SUPPLEMENTAL AGREEMENT **NO. 4** (THREE PAGES)	DATE
	TO LEASE NO. **GS-07B-16402**	

ADDRESS OF PREMISES 8455 Dishman Road
Beaumont, TX 77713

THIS AGREEMENT, made and entered into this date by and between

ROCKY BLUFF, L.L.C.

whose address is 103 S.E. 2nd Street
Lindsay, OK 73052

hereinafter called the Lessor, and the UNITED STATES OF AMERICA, hereafter called the Government:

WHEREAS, the parties desire to amend the above Lease for the purpose of providing for the herein described tenant improvements / alterations to the leased premises, on the terms and conditions set forth below:

NOW THEREFORE, the parties for the considerations hereinafter mentioned covenant and agree that the said Lease is amended as set forth in this Supplemental Lease Agreement number four (SLA # 4), as follows:

***** SEE ATTACHED ADDENDUM – SLA NUMBER FOUR (4) –**

– PAGES 2 THROUGH 3 ***

All other terms and conditions of the lease shall remain in force and effect.

LESSOR: ROCKY BLUFF, L.L.C.

BY [signature] (Signature) — Manager (Title)

IN PRESENCE OF

[signature] (Signature) — P.O. Box 746 Lindsay, OK 73052 (Address)

UNITED STATES OF AMERICA

BY [signature] (Signature)

CONTRACTING OFFICER
GENERAL SERVICES ADMINISTRATION
819 TAYLOR ST., FT. WORTH, TX 76102
(Official Title)

GSA Form 276 (Jul. 67)

GSA Lease No.: GS-07B-16402
Lessor: Rocky Bluff, L.L.C.
Location: Beaumont, Texas

CONTINUED (ADDENDUM) –

1. Tenant Improvements / Alterations. Lessor to provide tenant improvements (TI) / alterations to the leased premises generally described as "provide and install (all labor and materials) automatic doors / openers to accommodate disabled employees". The requirements and specified cost for the Lessor provided goods, services and materials is more particularly described on the following attachments to this SLA # 4:

   A. Lessor's quote attached to this SLA # 4 as Exhibit "1" (1 page).

2. Cost of Tenant Improvements / Alterations. Cost of the referenced tenant improvements / alterations is **$12,738.90** and will be paid in a lump sum payment.

3. Lessor Submission of Invoice for Payment. Upon completion of the work and subsequent inspection / acceptance by the Government, the Lessor shall submit to GSA an invoice for **$12,738.90** for the alterations. Said invoice shall include the name and address of the Lessor as shown on this document, the lease number, SLA Number, and Pegasys Document Number (PDN). The Lessor is to provide a copy to the Contracting Officer.

   PDN / PS #: PS0016588

4. Alterations Will Remain Property of Lessor. The tenant improvements / alterations provided for will remain the property of the Lessor and Lessor waives restoration.

All other terms and conditions of the lease remain unchanged.

*** END – SUPPLEMENTAL LEASE AGREEMENT, NUMBER FOUR (4) ***

INITIALS

GOV'T: VLA LESSOR: [signature]

ROCKY BLUFF, LLC
P.O. BOX 746
LINDSAY, OKLAHOMA 73052
OFFICE 405.756.4394
FAX: 405.756.9805

IN RE: BID ON AUTOMATIC DOORS FOR INSIDE OF BUILDING
PER REQUEST OF DAVID BOWMAN

2-3'0 X 7'0 DOORS, CLEAR GLASS- INTERIOR RECORD AUTOMATIC DOOR OPENERS-	8,743.00
ALL ELECTRICAL TO DOOR	1,000.00
TAX	803.80
CONTRACTOR FEES	974.30
OWNER CARRYING CHARGE AND INSPECTION	1,217.80
TOTAL PRICE INCLUDING ALL CHARGES	$12,738.90

NOTE: This is best bid I received. Does meet all ADA and compliance standards.

ROCKY BLUFF, LLC
P.O. BOX 746
LINDSAY, OKLAHOMA 73052
OFFICE 405.756.4394
FAX: 405.756.9805

IN RE: BID ON AUTOMATIC DOORS FOR INSIDE OF BUILDING
PER REQUEST OF DAVID BOWMAN

2-3'0 X 7'0 DOORS/ CLEAR GLASS- INTERIOR RECORD AUTOMATIC DOOR OPENERS-	8,743.00
ALL ELECTRICAL TO DOOR	1,000.00
TAX	803.80
CONTRACTOR FEES	974.30
OWNER CARRYING CHARGE AND INSPECTION	1,217.80
TOTAL PRICE INCLUDING ALL CHARGES	$12,738.90

NOTE: This is best bid I received. Does meet all ADA and compliance standards.



Supplemental Lease Agreement
Number 5

Lease Number:	LTX16402	**Date:**	February 19, 2010
ADDRESS OF PREMISES	8455 Dishman Rd Beaumont, TX 77713-4235		

THIS AGREEMENT, made and entered into this date by and between Rocky Bluff, L.L.C. dba Standridge Development L.L.C.

whose address is
103 SE 2nd
Lindsay, OK 73052-5601

hereinafter called the Lessor, and the **UNITED STATES OF AMERICA**, hereinafter called the Government:

WHEREAS, the parties hereto desire to amend the above Lease.

NOW THEREFORE, these parties for the considerations hereinafter mentioned covenant and agree that the said Lease is amended, effective July 17, 2009 as follows:

I. Paragraph 30 is hereby added and made a part of the lease.

"30. Upon completion of alterations, the Government shall pay the Lessor a one time lump sum payment in the amount of $37,547.44 for additional items and changes requested by SSA. The additional items shall be as follows:

SSA: ADD for future interview window $5,044.00; ADD 4 automatic door openers $8,462.00; Change to CAT 6 data cable $5,900.00; DEDUCT for carpet in multi-purpose room -$3,683.00; ADD for ceramic tile in multi-purpose room $4,225.00; ADD for Data Cable Changes $14,262.32; and ADD for Additional Electrical outlets$3,337.12. The SSA requested Change Orders are outlined on the attached Exhibit A (1 page). The total cost for the SSA requested changes are $37,547.44.

The original invoice must be submitted directly to the GSA Finance office at the following address:

General Services Administration
FTS and PBS Payment Division (7BCP)
PO Box 17181
Fort Worth, TX 76105-0181

CONTINUED ON PAGE 2

All other terms and conditions of the lease shall remain in force and effect.

IN WITNESS WHEREOF, the parties subscribed their names as of the above date.

Lessor: Rocky Bluff, L.L.C. dba Standridge Development L.L.C.

By [signature] (Signature) Manager (Title)

In Presence of

[signature] (Signature) PO Box 746 Lindsay OK 73052 (Address)

United States Of America, General Services Administration, Public Buildings Service.

[signature] Contracting Officer — Leasing Contracting Officer, Kelly Hantz



A copy of the invoice must be provided to the Contracting Officer at the following address:

General Service Administration
Attention: Kelly Hantz
Real Property Leasing Branch, Team B (7PEL)
819 Taylor St., Rm 5C05
Fort Worth, TX 76102

A proper invoice must be on the Lessor's company letterhead and include the following:

- Invoice Date
- Name of the Lessor as shown on the Lease
- Lease contract number and building address
- Description, price, and quantity of items delivered
- GSA PDN# PS0016759

If the invoice is not submitted on company letterhead, the person(s) with whom the Lease contract is made must sign the invoice."

END OF SLA No 5

INITIALS: ______ & ______
LESSOR GOV'T

Lease No GS-07B-16402
SLA No. 5
Exhibit A

ORDER #	DESCRIPTION	AUTHORIZED	NOT AUTHORIZED	AMOUNT
1	ADD: Future Interview Windows	X		$5,044.00
2	ADD: 4 - Automatic Door Openers	X		$8,462.00
3	ADD: CAT 6 Data Cabling (net ADD price)	X		$5,900.00
4	DEDUCT: Carpet in Multi-purpose Room	X		<$3,683.00>
5	ADD: Ceramic in Multi-purpose Room	X		$4,225.00
6	ADD: Data Cable Changes	X		$14,262.32
7	ADD: Electrical Outlets	X		$3,337.12

TOTAL CHANGE ORDERS **$37,547.44**


Initials
Gov't
Lessor

ROCKY BLUFF, LLC
P.O. Box 746
LINDSAY, OK 73052
405/756-4394
FAX 405/756-9805

February 17, 2010

General Services Administration
FTS and PBS Payment Division (7BCP)
P.O. Box 17181
Fort Worth, TX 76105-0181

RE: Rocky Bluff, LLC
Contract # GS-07B-16402
GSA PDN# PS0016759
8455 Dishman Road
Beaumont, TX 77706
Invoice # 16402-5

Submitting invoice for the completions of alterations on the Beaumont, TX SSA building for the sum of $37,547.44. The additional items as follows:

SSA: **ADD** for future interview window $5,044.00; **ADD** 4 automatic door openers $8,462.00; Change to CAT6 data cable $5,900.00; **Deduct** for carpet in multi-purpose room -$3,683.00; **ADD** for ceramic tile in multi-purpose room $4,225.00; **ADD** for data cable changes $14,262.32; and **ADD** for additional electrical outlets $3,337.12. Total additions for SSA are $37,547.44.

Please make payable to: Rocky Bluff, LLC
103 SE 2nd
Lindsay, OK 73052
Fed ID# 02-0770602

Cordially,

Scott Standridge
Rocky Bluff, LLC, Manager

SOLICITATION FOR OFFERS

THE GENERAL SERVICES ADMINISTRATION

FOR

SOCIAL SECURITY ADMINISTRATION

IN

BEAUMONT, TEXAS

NAME: Jason Lichty
TITLE: Associate Director
COMPANY: Studley, Inc.

Contracting Officer: Vicki Moore
General Services Administration

The information collection requirements contained in this Solicitation/Contract, that are not required by the regulation, have been approved by the Office of Management and Budget pursuant to the Paperwork Reduction Act and assigned the OMB Control No. 3090-0163.

TABLE OF CONTENTS

INITIALS: ______ & ______
LESSOR GOV'T

1.0 SUMMARY

1.1 AMOUNT AND TYPE OF SPACE (SEP 2000)

A. The General Services Administration (GSA) is interested in leasing approximately 18,609 rentable square feet of space. The rentable space shall yield a minimum of 14,710 ANSI/BOMA Office Area (previously Usable) square feet to a maximum of 16,181 ANSI/BOMA Office Area square feet, available for use by tenant for personnel, furnishings, and equipment. Refer to the "ANSI/BOMA Office Area Square Feet" paragraph in the MISCELLANEOUS section of this Solicitation for Offers (SFO).

B. The Offer shall 1) be for space located in a quality building of sound and substantial construction as described in this SFO, 2) have a potential for efficient layout, 3) be within the square footage range to be considered, and 4) be in compliance with all of the Government's minimum requirements set forth herein. For purposes of this SFO, the definition of ANSI/BOMA Office Area square feet is in the "ANSI/BOMA Office Area Square Feet" paragraph in the MISCELLANEOUS section of this SFO.

C. To demonstrate potential for efficient layout, the Offeror may be requested to provide a test fit layout at the Offeror's expense when the space offered contains certain features like:

1. narrow column spacing;
2. atriums, light wells, or other areas interrupting contiguous spaces;
3. extremely long, narrow runs of space;
4. irregular space configurations; or
5. other unusual building features.
6. The Government will advise the Offeror if the test fit layout demonstrates that the Government's requirement cannot be accommodated within the space offered. The Offeror will have the option of increasing the ANSI/BOMA Office Area square footage offered, provided that it does not exceed the maximum ANSI/BOMA Office Area square footage in this SFO. If the Offeror is already providing the maximum ANSI/BOMA Office Area square footage and cannot house the Government's space requirements, then the Government will advise the Offeror that the offer is unacceptable.

D. Unless otherwise noted, all references in this SFO to square feet shall mean ANSI/BOMA Office Area square feet.

1.2 AREA OF CONSIDERATION

The space offered shall be located within the city limits of Beaumont, Texas.

Space should be located in a Class A office environment/professional office setting and not within close proximity to residential areas, railroad tracks, busy intersections or one-way access roads. Space should not be located near establishments where alcoholic beverages are sold or served, or where there are tenants related to drug treatment or detention facilities. Space shall not be located within a base flood plain or wetland unless the Government has determined it to be the only practicable alternative.

Sites which are located directly on a highway or 6-lane thoroughfare shall not be considered in the following instances: (1) if the two directions of traffic are separated by a physical barrier or traffic indicator which does not permit access from either direction within a block; (2) if the location access is directly from a highway, unless there is a traffic control device within two blocks or equivalent from the proposed office space. Locations must be as convenient to the visiting public as possible. Primary consideration in selecting boundaries will be accessibility by the public.

1.3 LOCATION: INSIDE OR OUTSIDE CITY CENTER (SEP 2000)

A. CITY CENTER NEIGHBORHOOD:

1. Space shall be located in a prime commercial office district with attractive, prestigious, professional surroundings with a prevalence of modern design and/or tasteful rehabilitation in modern use. Streets and public sidewalks shall be well-maintained.

2. *Parking.*
   a. The parking-to-square-foot ratio available on-site shall at least meet current local code requirements, or in the absence of a local code requirement, on-site parking shall be available at a ratio of 1 space for every 200 rentable square feet of Government-demised area.

3. *Location Amenities.*
   a. A variety of inexpensive and moderately priced fast food and/or eat-in restaurants shall be located within three (3) blocks. Other employee services, such as retail shops, cleaners, banks, etc., shall be located within three (3) blocks.

B. OUTSIDE OF CITY CENTER NEIGHBORHOOD:

1. Space shall be located 1) in an office, research, technology, or business park that is modern in design with a campus-like atmosphere or 2) on an attractively-landscaped site containing one or more modern office buildings that are professional and prestigious in appearance with the surrounding development well-maintained and in consonance with a professional image.

2. *Parking.*
   a. The parking-to-square-foot ratio available on-site shall at least meet current local code requirements, or in the absence of a local code requirement, on-site parking shall be available at a ratio of 1 space for every 200 rentable square feet of Government-demised area.

3. *Location Amenities.*
   a. A variety of inexpensive and moderately priced fast food and/or eat-in restaurants shall be located within three (3) blocks. Other employee services, such as retail shops, cleaners, banks, etc., shall be located within three (3) blocks.

1.4 UNIQUE REQUIREMENTS

All space must be contiguous on one floor. Space is required to be located on the first floor. All services, supplies, utilities, partitioning and tenant alterations are desired as part of the rental consideration. The Government will perform calculations that demonstrate the present value of the net operating income over the life of the lease does not exceed 90% of the fair market value of the asset. Net operating income is derived by subtracting operating expenses (Line 27, GSA Form 1217, Lessors Annual Cost Statement), property taxes, insurance, lessor's management and building maintenance,and reserves for replacement (1% of gross annual rental) from the gross annual rent. If said calculation is 90% or lessof projected fair market value, then award may be made. A rent cap may be required by the Government in order to satisfy this requirement.

1.5 LEASE TERM (SEP 2000)

The lease term is for fifteen (15) years, ten (10) years firm. GSA may terminate this lease any time after the 10th year on 90 days written notice to the Lessor. All the terms and conditions contained herein shall prevail throughout the term of the lease.

1.6 OFFER DUE DATE

Offers are due by February 5, 2007 and shall remain open until award is made under the provisions of this solicitation, or offer is rejected by the Government.

1.7 OCCUPANCY DATE (SEP 2000)

Occupancy is required within 180 working days following approval of final construction drawings.

1.8 HOW TO OFFER (SEP 2000)

A. Offers shall be submitted to the Broker Contractor at:
   Studley, Inc.
   Attention: Jason Lichty
   15303 N Dallas Parkway, Suite 1200
   Addison, Texas 75001

B. The following documents, properly executed, shall be submitted no later than the close of business on the offer due date.

   1. SFO.

   2. SFO Attachments, if applicable

   3. GSA Form 1364, Proposal to Lease Space.

   4. GSA Form 1217, Lessor's Annual Cost Statement.
      Column A of the GSA Form 1217, Line 31(a) will be used to reflect any agreement between LESSOR AND the Lessor Representative agent(s), broker(s), property manager, developer, employee, or any other agent or representative (expressed in either % or $) and Line 31(b) will reflect the agreement between LESSOR AND the GSA Tenant Representative broker (expressed in either % or $).

   5. GSA Form 3517, General Clauses.

   6. GSA Form 3518, Representatives and Certifications.

   7. Prelease Fire and Life Safety Evaluation

   8. Prelease Building Security Plan

   9. First generation blue-line plans of the space offered, scaled at 1/8" = 1'-0" (preferred) or larger.

      a. Photostatic copies are not acceptable. All architectural features of the space shall be accurately shown. If conversion or renovation of the building is planned, alterations to meet this SFO shall be indicated. If requested, more informative plans shall be provided within ten (10) days.

b. Plans shall reflect corridors in place or the proposed corridor pattern for both a typical full (single-tenant) floor and/or partial (multi-tenant) floor. The corridors in place or proposed corridors shall meet local code requirements for issuance of occupancy permits.

c. GSA will review the corridors in place and/or proposed corridor pattern to make sure that these achieve an acceptable level of safety as well as to ensure that these corridors provide public access to all essential building elements. The Offeror will be advised of any adjustments that are required to the corridors for the purpose of determining the ANSI/BOMA Office Area space. The required corridors may or may not be defined by ceiling-high partitions. Actual corridors in the approved layout for the successful Offeror's space may differ from the corridors used in determining the ANSI/BOMA Office Area square footage for the lease award.

10. An hourly overtime rate for overtime use of heating and cooling. Refer to the "Overtime Usage" paragraph in the SERVICES, UTILITIES, MAINTENANCE section of this SFO. If proposed rate is different than recommended by an independent Government estimate, the Offeror may be required to submit worksheets justifying overtime energy usage and rates.

11. Any other information (such as a fact sheet, 5" wide x 3" high or larger color photograph, site plan, location map, and tax parcel map) in case of multiple tax parcels for an offered building, etc., in order for the Government to perform a complete and adequate analysis of the offered property. Such information may also be requested by the Government, and in such circumstances, shall be submitted by the Offeror within 5 working days of the request.

12. Written acknowledgement and permission to represent other owners for the same SFO if a leasing agent or owner's representative is presenting buildings for multiple ownership groups.

13. If applicable, the agents' disclosure and authorization from each ownership entity to offer in this SFO and/or represent multiple buildings with different ownerships, which may have conflicting interests. Owners and agents in conflicting interest situations are advised to exercise due diligence with regard to ethics, independent pricing, and Government procurement integrity requirements. In such cases, the Government reserves the right to negotiate with the owner directly.

14. Documents supporting evidence of capability to perform. Refer to the "Evidence of Capability to Perform" paragraph in the MISCELLANEOUS section of this SFO.

C. Refer to GSA Form 3516, Solicitation Provisions, for additional instructions. If additional information is needed, the Contracting Officer (or the Contracting Officer's designated representative) should be contacted.

D. There will be no public opening of offers, and all offers will be confidential until the lease has been awarded. However, the Government may release proposals outside the Government to a Government-support contractor to assist in the evaluation of offers. Such Government contractors shall be required to protect the data from unauthorized disclosure. The Offeror who desires to maximize protection of information in the offer may apply the restriction notice to the offer as described in GSA Form 3516, Solicitation Provision, 552.270-1 (d), *Restriction on Disclosure and Use of Data.*

E. IMPORTANT CLARIFICATIONS TO OFFER REQUIREMENTS:

1. Rate structure required from subparagraph B shall include the following:

a. A lease rate per square foot for the building shell rental, fully serviced. It is the intent of the Government to lease a building shell with a Tenant Improvement Allowance. All improvements in the base building, lobbies, common areas, and core areas shall be provided by the Lessor, at the Lessor's expense. This rate shall include, but not limited to, property financing (exclusive of Tenant Improvement), insurance, taxes, management, profit, etc., for the building. The building shell rental rate shall also include all basic building systems and common area buildout, including base building lobbies, common areas, and core areas, etc., exclusive of the ANSI/BOMA Office Area space offered as required in this SFO.

b. The annual cost (per usable and rentable square foot) for the cost of services and utilities. This equals line 27 of GSA Form 1217, Lessor's Annual Cost Statement, divided by the building size (shown on the top of both GSA Form 1364, Proposal to Lease Space, and Form 1217) for usable and rentable square feet respectively.

c. An annualized percentage interest rate to be used by the Lessor to amortize the cost of the Tenant Improvement Allowance over the firm term of the lease.

d. The annual amortized cost of the Tenant Improvement Allowance. Such amortization shall be expressed as a cost per usable and rentable square foot per year. Tenant Improvements shall be all alterations for the Government-demised area above the building shell buildout. The Tenant Alteration Allowance shall be $41.75 per ANSI/BOMA Office Area square foot. Such alterations shall be described and identified in the drawings used to construct the Government-demised area. The Tenant Alteration Allowance, which is to be provided by the Lessor to the Government for Tenant Improvements, shall be made available at lease execution.

e. A fully-serviced lease rate per usable and rentable square foot as a summation of the amounts broken out in the subparagraphs a, b, and d for the lease.

f. A fully-serviced lease rate per usable and rentable square foot for that portion of the lease term extending beyond the firm term. The rate proposed for this portion of the term shall not reflect any Tenant Improvements as they will have been fully amortized over the firm term.

INITIALS: ______ & ______
LESSOR GOV'T

1.9 BUILDING SHELL REQUIREMENTS (SEP 2000)

A. The Lessor's buildout obligations in providing a building shell (at the Lessor's expense) shall include the following:

1. Base structure and building enclosure components shall be complete. All common areas accessible by the Government, such as lobbies, fire egress corridors and stairwells, elevators, garages, and services areas, shall be complete. Restrooms shall be complete and operational. All newly installed building shell components, including but not limited to, heating, ventilation, and air conditioning (HVAC), electrical, ceilings, sprinklers, etc., shall be furnished, installed, and coordinated with Tenant Improvements.

2. *Accessibility Requirements*. Accessibility to persons with disabilities shall be required throughout the common areas accessible to Government tenants in accordance with both the ADAAG and the UFAS and shall be installed and coordinated with Tenant Improvements. Refer to the "Accessibility" paragraph and the "Accessibility and Seismic Safety" paragraph in the AWARD FACTORS section of this SFO.

3. *Ceilings*. A complete acoustical ceiling system (which includes grid and lay-in tiles) throughout the Government-demised area and all common areas accessible to Government tenants shall be required in accordance with the "Ceilings" paragraph in the ARCHITECTURAL FINISHES section of this SFO. The acoustical ceiling system shall be furnished, installed, and coordinated with Tenant Improvements.

4. *Doors*. Exterior building doors and doors necessary to the lobbies, common areas, and core areas shall be required. This does not include suite entry or interior doors specific to Tenant Improvements. Related hardware shall be installed in accordance with the "Doors: Hardware" paragraph and the "Doors: Exterior" paragraph in the ARCHITECTURAL FINISHES section of this SFO.

5. *Partitions*. Permanent, perimeter, and demising slab-to-slab partitions (including all columns) finished with paint and base shall be required in accordance with the "Partitions: General" paragraph and the "Partitions: Permanent" paragraph in the ARCHITECTURAL FINISHES section of this SFO.

6. *Flooring*. All building common areas shall have finished floors in accordance with the "Floor Covering and Perimeters" paragraph in the ARCHITECTURAL FINISHES section of this SFO.

7. *Plumbing*. The Offeror shall include cost of plumbing in common areas, such as for toilet rooms and janitor closets as part of the building shell cost. Hot and cold water risers and domestic waste and vent risers, installed and ready for connections that are required for Tenant Improvements, shall be included in the shell rent.

8. *HVAC*. Central HVAC systems shall be installed and operational, including, as appropriate, main and branch lines, VAV boxes, dampers, flex ducts, and diffusers, for an open office layout, including all building common areas. Conditioned air through medium pressure duct work at a rate of .75 cubic feet per minute per ANSI/BOMA Office Area square foot shall be provided.

9. *Electrical*. Electrical power distribution panels and circuit breakers shall be available in an electrical closet, with capacity at 277/480 volt (V) and 120/208 V, 3-phase, 4-wire system providing 7 watts (W) per ANSI/BOMA Office Area square foot.

10. *Lighting*. Parabolic type 2'-0" wide x 2'-0" high fluorescent lighting fixtures (or other building standard fixtures) shall be installed in the ceiling grid for an open office plan at the rate of 1 fixture per 80 ANSI/BOMA Office Area square feet. Lighting as necessary shall be provided in all building common areas in accordance with the "Lighting: Interior and Parking" paragraph in the MECHANICAL, ELECTRICAL, PLUMBING section of this SFO.

11. *Safety and Environmental Management*. Complete safety and environmental management shall be provided throughout the building in accordance with federal, state, and local codes and laws including, but not limited to, such items as fire detection and alarms, emergency building power for life safety systems, etc., and shall be in accordance with both the ADAAG and the UFAS. Where sprinklers are required in the Government-demised area, sprinkler mains and distribution piping in a "protection" layout (open plan) with heads turned down with an escutcheon or trim plate shall be provided.

12. *Telephone Rooms*. Building telecommunication rooms on each floor shall be completed, operational, and ready for Tenant Improvements. The telephone closets shall include a telephone backboard.

13. All of the above improvements are described in more detail hereinafter in this SFO.

1.10 TENANT IMPROVEMENTS (SEP 2000)

A. The Tenant Improvement Allowance shall be used for building out the Government-demised area in accordance with the Government-approved design intent drawings. All Tenant Improvements required by the Government for occupancy shall be performed by the successful Offeror as part of the rental consideration, and all improvements shall meet the quality standards and requirements of this SFO and GSA Form 3517, General Clauses.

B. The Tenant Improvement Allowance shall include all the Offeror's administrative costs, general contractor fees, subcontractor's profit and overhead costs, Offeror's profit and overhead, design costs, and other associated project fees necessary to prepare construction documents to complete the Tenant Improvements. It is the successful Offeror's responsibility to prepare all documentation (working drawings, etc.) required to receive construction permits. **NO COSTS ASSOCIATED WITH THE BUILDING SHELL SHALL BE INCLUDED IN THE TENANT IMPROVEMENT PRICING.**

1.11 TENANT IMPROVEMENT RENTAL ADJUSTMENT (SEP 2000)

A. All Tenant Improvements shall be identified after award of the contract in accordance with the provisions established in the "Design Intent Drawings" subparagraph in the "Construction Schedule of Tenant Improvements" paragraph in the MISCELLANEOUS section of this SFO.

1. The Government, at its sole discretion, shall make all decisions as to the usage of the Tenant Improvement Allowance. The Government may use all or part of the Tenant Improvement Allowance. The Government may return to the Lessor any unused portion of the Tenant Improvement Allowance in exchange for a decrease in rent according to the amortization rate over the firm term.

2. The Government reserves the right to make cash payments for any or all work performed by the Lessor. Prior to occupancy, the Government, at its sole discretion, may choose to pay lump sum for any or all of the Tenant Improvement Allowance. If, prior to occupancy, the Government elects to make a lump sum payment for any portion of the Tenant Improvement Allowance, the payment of the Tenant Improvement Allowance by the Government will result in a decrease in the rent. At any time after occupancy, the Government, at its sole discretion, may choose to pay lump sum for any part or all of the remaining unpaid amortized balance of the Tenant Improvement Allowance. If the Government elects to make a lump sum payment for the Tenant Improvement Allowance after occupancy, the payment of the Tenant Improvement Allowance by the Government will result in a decrease in the rent according to the amortization rate over the firm term of the lease.

3. If it is anticipated that the Government will spend more than the allowance identified above, the Government reserves the right to 1) reduce the Tenant Improvement requirements, 2) pay lump sum for the overage upon completion and acceptance of the improvements, or 3) increase the rent according to the negotiated amortization rate over the firm term of the lease.

4. Payment will not be made by the Government in instances where the Government accepts fixtures and/or other Tenant Improvements already in place. However, the Lessor will be reimbursed for costs to repair or improve the fixture(s) and/or any other improvements already in place.

1.12 PLANS WITH OFFER (SEP 2000)

All plans submitted for consideration shall have been generated by a Computer Aided Design (CAD) program which is compatible with the latest release of AutoCAD. The required file extension is .DWG. Clean and purged files shall be submitted on 3-1/2-inch double-sided, high density diskettes, or, if approved by the Contracting Officer, on CD-ROM or QIC (1/4-inch cartridge) tape. All submissions shall be accompanied with a written matrix indicating the layering standard to ensure that all information is recoverable. Plans shall include a proposed corridor pattern for typical floors and/or partial floors. All architectural features of the space shall be accurately shown.

1.13 BROKER COMMISSION

A. For the purposes of this SFO, Studley, Inc. (the Broker) is the authorized real estate broker representing GSA. A GSA Contracting Officer must review, approve, and execute the Lease. The government expects the Lessor to pay a commission to the Broker. By submitting an offer, the Lessor agrees that if the Lessor is paying a commission or fee in connection with this lease transaction to a listing agent, an offering agent, or broker, property manager, developer, or any other agent or representative, then the Lessor will pay a commission to the Broker that it normally would be entitled to pursuant to local business practices, as evidenced through a brokerage agreement between the Lessor and the Broker. The commission will be based on a lease term not to exceed the firm term of the lease contract. Commissions will not be negotiated or collected on option periods or for lease terms beyond the firm term of the lease. The Lessor agrees that the commission to be paid to the Broker shall be paid not later than the Lease Commencement date as defined in the "Construction Schedule of Tenant Improvements" paragraph in the MISCELLANEOUS section of this SFO. As part of the offer, the offeror shall disclose any and all commissions and/or fees to be paid by the Lessor including both the Lessor's agent(s), broker(s), property manager, developer or any other agent or representative and the Broker.

1.14 NEGOTIATIONS (MAY 2005)

A. Negotiations will be conducted on behalf of the Government by the Contracting Officer (or the Contracting Officer's designated representative). The Contracting Officer is named on the cover of this SFO. GSA will negotiate rental price for the initial term, any renewal periods, and any other aspect of the offer as deemed necessary.

B. The Offeror shall not enter into negotiations concerning the space leased or to be leased with representatives of federal agencies other than the Contracting Officer or designee.

C. The Contracting Officer or their designated representative will conduct oral or written negotiations with all Offerors that are within the competitive range. The competitive range will be established by the Contracting Officer on the basis of cost or price and other factors (if any) that are stated in this SFO and will include all of the most highly rated proposals, unless the range is further reduced for purposes of efficiency. Offerors who are not included in the competitive range will be notified in writing.

D. All Offerors will be provided a reasonable opportunity to submit any cost or price, technical, or other revisions to their offer that may result from the negotiations. Negotiations will be closed with submission of final proposal revisions ("Best and Final" offers).

1.15 PRICE EVALUATION (PRESENT VALUE) (MAY 2005)

A. If annual CPI adjustments in operating expenses are included, the Offeror shall be required to submit the offer with the total "gross" annual price per rentable square foot and a breakout of the "base" price per rentable square foot for services and utilities (operating expenses) to be provided by the Lessor. The "gross" price shall include the "base" price.

B. The Offeror shall be required to submit plans and any other information to demonstrate that the rentable space yields ANSI/BOMA Office Area space within the required ANSI/BOMA Office Area range. The Government will verify the amount of ANSI/BOMA Office Area square footage and will convert the rentable prices offered to ANSI/BOMA Office Area prices, which will subsequently be used in the price evaluation.

C. If the offer includes annual adjustments in operating expenses, the base price per ANSI/BOMA Office Area square foot from which adjustments are made will be the base price for the term of the lease, including any option periods.

D. Evaluation of offered prices will be on the basis of the annual price per ANSI/BOMA Office Area square foot, including any option periods. The Government will perform present value price evaluation by reducing the prices per ANSI/BOMA Office Area square foot to a composite annual ANSI/BOMA Office Area square foot price, as follows:

1. Parking and wareyard areas will be excluded from the total square footage but not from the price. For different types of space, the gross annual per square foot price will be determined by dividing the total annual rental by the total square footage minus these areas.

2. Free rent will be evaluated in the year in which it is offered. The gross annual per square foot price is adjusted to reflect free rent.

3. If annual adjustments in operating expenses will not be made, the gross annual per square foot price, , will be discounted annually at 5 percent to yield a gross present value cost (PVC) per square foot.

4. If annual adjustments in operating expenses will be made, the annual per square foot price, minus the Commission Credit (if applicable) and the base cost of operating expenses, will be discounted annually at 5 percent to yield a net PVC per square foot. The operating expenses will be both escalated at 2.5 percent compounded annually and discounted annually at 5 percent, then added to the net PVC to yield the gross PVC.

5. To the gross PVC will be added:

   a. The cost of Government-provided services not included in the rental escalated at 2.5 percent compounded annually and discounted annually at 5 percent.

   b. The annualized (over the full term) per ANSI/BOMA Office Area square foot cost of any items, which are to be reimbursed in a lump sum payment. (The cost of these items is present value; therefore, it will not be discounted.)

   c. The cost of relocation of furniture, telecommunications, replications costs, and other move-related costs, if applicable.

8. The sum of either subparagraphs 3 and 5 or subparagraphs 4 and 5 will be the ANSI/BOMA Office Area per square foot present value of the offer for price evaluation purposes.

1.16 HISTORIC PREFERENCE, GSAR 552.270-2 (VARIATION) (SEP 1999)

A. Preference will be given to Offerors of space in buildings in, or formally listed as eligible for inclusion in, the National Register of Historic Places, and to historically-significant buildings in historic districts listed in the National Register. Such preference will be extended to historic buildings and will result in award if:

1. The offer for space meets the terms and conditions of this SFO as well as any other offer received (It is within the discretion of the Contracting Officer to accept alternatives to certain architectural characteristics and safety features defined elsewhere in this SFO to maintain the historical integrity of the building, such as high ceilings, wooden floors, etc.) and

2. The rental is no more than 10 percent higher, on a total annual square foot (ANSI/BOMA Office Area) cost to the Government, than the lowest otherwise acceptable offer.

B. If more than one offer of an historic building is received and they meet the above criteria, an award will then be made to the lowest priced historic property offered.

1.17 AWARD (JAN 1997)

A. After conclusion of negotiations, the Contracting Officer will require the Offeror selected for award to execute the proposed lease prepared by GSA which reflects the proposed agreement of the parties.

B. The proposed lease shall consist of:

1. Standard Form 2 (or GSA Form 3626) U.S. Government Lease for Real Property,

2. required clauses,

3. required certifications and representations,

4. the pertinent provisions of the offer, and

5. the pertinent provisions of the SFO.

C. The acceptance of the offer and award of the lease by the Government occurs upon notification of unconditional acceptance of the offer or execution of the lease by the Contracting Officer and mailing or otherwise furnishing written notification or the executed lease to the successful Offeror.

1.18 ACCESSIBILITY FOR NEW CONSTRUCTION (SEP 2000)
To be considered for award, buildings to be constructed shall meet the new construction requirements of both the Americans With Disabilities Act Accessibility Guidelines (ADAAG) (Code of Federal Regulations 36 CFR Part 1191, App. A) and the Uniform Federal Accessibility Standards (UFAS) (Federal Register vol. 49, No. 153, August 7, 1984, reissued as FED. STD. 795, dated April 1, 1988, and amended by Federal Property Management Regulations 41 CFR, Subpart 101-19.6, Appendix A., 54 FR 12628, March 28, 1989). Where standards conflict, the more stringent shall apply.

1.19 SEISMIC SAFETY FOR NEW CONSTRUCTION (SEP 2000)

A. If an Offeror proposes to satisfy the requirements of this SFO through the construction of a new building or the construction of an addition to an existing building, then such new building or addition shall fully meet seismic safety standards, as described in subparagraphs B and C.

B. For those buildings or additions to buildings described in subparagraph A, the Offeror shall provide a written certification from a licensed structural engineer that the building(s) conforms to the seismic standards for new construction of the current (as of the date of this SFO) edition of the International Conference of Building Officials' (ICBO) *Uniform Building Code* (UBC), the Building Officials and Code Administrators (BOCA) *National Building Code*, or the Southern Building Code Congress International (SBCCI) *Standard Building Code*.

C. All design and engineering documents, including structural engineering calculations, shall be made available for review by the Government during design development to ensure compliance with seismic safety standards.

1.20 LABOR STANDARDS (AUG 2003)

A. If an Offeror proposes to satisfy the requirements of this SFO through the construction of a new building or the complete rehabilitation or reconstruction of an existing building, and the Government will be the sole or predominant tenant such that any other use of the building will be functionally or quantitatively incidental to the Government's use and occupancy, the following Federal Acquisition Regulation (FAR) clauses shall apply to all work (including base building and tenant buildout) performed prior to the Government's acceptance of space as substantially complete. Full text versions of these clauses are available upon request from the Contracting Officer. Full text versions are also available at the following web site: *http://www.amet.gov/far/*

52.222-4 Contract Work Hours and Safety Standards Act - Overtime Compensation

52.222-6 Davis-Bacon Act

52.222-7 Withholding of Funds

52.222-8 Payrolls and Basic Records

52.222-9 Apprentices and Trainees

52.222-10 Compliance with Copeland Act Requirements

52.222-11 Subcontracts (Labor Standards)

52.222-12 Contract Termination-Debarment

52.222-13 Compliance with Davis-Bacon and Related Act Regulations

52.222-14 Disputes Concerning Labor Standards

52.222-15 Certification of Eligibility

1.21 SECURITY FOR NEW CONSTRUCTION (NOV 2005)

A. The requirements of this SFO can only be satisfied through the construction of a new building that fully complies with the lease security standards as described in this SFO and its attachments.

B. For those buildings described in subparagraph A, the Offeror shall provide a written certification from a licensed professional engineer that the building(s) conforms with a minimum of:

1. Window glazing, with a performance condition as specified in this SFO, as prescribed by WINGARD 4.1 or later or WINLAC 4.3 software.

2. Facade protection level, with a performance condition as specified in this SFO, as prescribed by WINGARD 4.1 or later or WINLAC 4.3 software.

3. Setback distance, as specified in this SFO, from the face of the building's exterior to the protected/defended perimeter (i.e., any potential point of explosion). This means the distance from the building to the curb or other boundary protected by bollards, planters or other street furniture. Such potential points of explosion may be, but are not limited to, such areas that could be accessible by any motorized vehicle (i.e., street, alley, sidewalk, driveway, parking lot).

4. Lobbies, mailrooms, and loading docks shall not share a return-air system with the remaining areas of the building. The Lessor shall provide lobby, mailroom, and loading dock ventilation systems' outside air intakes and exhausts with low leakage, fast acting, isolation dampers that can be closed to isolate their systems. Dedicated HVAC shall be required for mailrooms only when the Government specifically requires a centrally operated mailroom. On buildings of more than four stories, air intakes shall be located on the fourth floor or higher. On buildings of three stories or less, air intakes shall be located on the roof or as high as practical. Locating intakes high on a wall is preferred over a roof location.

C. The Offeror shall provide a Pre-Lease Building Security Plan (BSP) with its offer that addresses its compliance with the lease security standards, as described in this SFO and its attachments.

D. The Offeror shall provide the Government with all design and engineering documents, including structural engineering calculations.

E. Offers must include an itemized estimate for the costs of each security item identified as "shell" in Section 9, "Lease Security Standards," and for any security item in Section 10, "Special Requirements," below.

2.0 AWARD FACTORS

2.1 ACCESSIBILITY AND SEISMIC SAFETY (SEP 2000)

A. All offers received in response to this SFO will be evaluated to determine whether the offers fully meet National Institute of Standards and Technology (NIST) NISTIR 5382, Interagency Committee on Seismic Safety in Construction (ICSSC) RP 4, *Standards of Seismic Safety for Existing Federally Owned or Leased Buildings*, as modified below, and the accessibility requirements for new construction of the Americans With Disabilities Act Accessibility Guidelines (ADAAG) (Code of Federal Regulations 36 CFR Part 1191, App. A) and the Uniform Federal Accessibility Standards (UFAS) (Federal Register vol. 49, No. 153, August 7, 1984, reissued as FED. STD. 795, dated April 1, 1988, and amended by Federal Property Management Regulations CFR 41, Subpart 101-19.6, Appendix A, 54 FR 12628, March 28, 1989). Where standards conflict, the more stringent shall apply. If any offers are received which fully meet accessibility and seismic safety requirements, then other offers, which do not fully meet these requirements, will not be considered.

B. The following UFAS provisions are clearly more stringent than the ADAAG:

1. *Work Areas.* The UFAS requires that all areas be accessible where there may be employment of persons with disabilities. The ADAAG requires only that people with disabilities be able to approach, enter, and exit a work area. [UFAS 4.1.4; ADAAG 4.1.1(3)]

2. *Work Surface Scoping.* The UFAS requires that 5 percent of all fixed or built-in employee work surfaces be accessible. The ADAAG does not require work surfaces in work areas to be accessible. Both the UFAS and the ADAAG require that 5 percent of fixed tables in public or common use areas be accessible. [UFAS 4.1.2(17) and 4.32; ADAAG 4.1.1(3) and 4.1.3(18)]

3. *No Elevator Exception.* The UFAS has no exception to the elevator requirement in all multi-story buildings and facilities. The ADAAG provides an exception to the elevator requirement in certain buildings that are under three stories or have less than 3,000 square feet per story. [UFAS 4.1.2(5); ADAAG 4.1.3(5) Exception 1]

4. *Entrances in Multi-Grade Buildings.* The UFAS requires at least one principle entrance at each grade floor to a building to be accessible. The ADAAG requires that 1) at least 50 percent of all public entrances be accessible and 2) the number of exits required by the applicable building/fire code be used in determining the total number of accessible entrances required in a building or facility. The UFAS requires more accessible entrances in certain multi-grade buildings. [UFAS 4.1.2.(8); ADAAG 4.1.3(8)]

5. *Elevator Controls.* The UFAS requires elevator controls to be mounted no higher than 48 inches "unless there is a substantial increase in cost," in which case 54 inches is allowed. The ADAAG allows 54 inches whenever a parallel approach is provided. [UFAS 4.10.12(3); ADAAG 4.10.12(3)]

C. FULL COMPLIANCE:

1. "Fully meets" as used herein with regard to the accessibility requirements means the offer fully complies with both the ADAAG and the UFAS requirements for new construction, including but not limited to: Parking and Passenger Loading Zones, Accessible Route, Entrance and Egress, Ramps, Stairs, Handrails, Doors, Elevators, Telephones, Controls, Signage, Alarms, Drinking Fountains, Storage Facilities, Seating and Workstations, Assembly Areas, and Toilet Rooms. Where standards conflict, the more stringent shall apply.

2. "Fully meets" as used herein with regard to the seismic safety requirements means that the Offeror has provided a written certification (example available for the Contracting Officer) from a licensed structural engineer certifying that both the building design and construction are in full compliance with the life-safety performance level of NISTIR 5382, ICSSC RP 4, *Standards of Seismic Safety for Existing Federally Owned or Leased Buildings*, **AS MODIFIED HEREIN**:

   a. FEMA-178, *NEHRP Handbook for the Seismic Evaluation of Existing Buildings*, shall be replaced with FEMA-310, *Handbook for the Seismic Evaluation of Buildings: A Prestandard.*

b. Section 1.3.1, Post-Benchmark Buildings (Table 1: Advisory Benchmark Years) shall be replaced with the below table.

BENCHMARK BUILDINGS (Table 3-1 of FEMA-310)

BUILDING TYPE[1]	Model Building Seismic Design Provisions		
	BOCA[ls]	SBCCI[ls]	UBC[ls]
Wood Frame, Wood Shear Panels (Type W1 and W2)[2]	1992	1993	1976
Wood Frame, Wood Shear Panels (Type W1A)	1992	1993	1976
Steel Moment Resisting Frame (Type S1 and S1A)	**	**	1994[4]
Steel Braced Frame (Type S2 and S2A)	1992	1993	1988
Light Metal Frame (Type S3)	*	*	*
Steel Frame w/Concrete Shear Walls (Type S4)	1992	1993	1976
Reinforced Concrete Moment Resisting Frame (Type C1)[3]	1992	1993	1976
Reinforced Concrete Shear Walls (Type C2 and C2A)	1992	1993	1976
Steel Frame with URM Infill (Type S5 and S5A)	*	*	*
Concrete Frame with URM Infill (Type C3 and C3A)	*	*	*
Tilt-up Concrete (Type PC1 and PC1A)	*	*	1997
Precast Concrete (Type PC2 and PC2A)	*	*	*
Reinforced Masonry (Type RM1)	*	*	1997
Reinforced Masonry (Type RM2)	1992	1993	1976
Unreinforced Masonry (Type URM)[5]	*	*	1991[6]
Unreinforced Masonry (Type URMA)	*	*	*

1 Building Type refers to one of the Common Building Types defined in Table 2-2 of FEMA-310.
2 Buildings on hillside sites shall not be considered Benchmark Buildings.
3 Flat Slab Buildings shall not be considered Benchmark Buildings.
4 Steel Moment-Resisting Frames shall comply with Section 2213.7.1.2 of the Uniform Building Code.
5 URM buildings evaluated using the ABK Methodology (ABK, 1984) may be considered Benchmark Buildings.
6 Refers to the UBCB Section of the UBC.
ls Only buildings designed and constructed or evaluated in accordance with FEMA-310 and being evaluated to the Life-Safety Performance level may be considered Benchmark Buildings.
* No Benchmark year; building shall be evaluated using FEMA-310.
** Local provisions shall be compared with the UBC.

BOCA Building Officials and Code Administrators, *National Building Code*.
SBCCI Southern Building Code Congress International, *Standard Building Code*.
UBC International Conference of Building Officials, *Uniform Building Code*.

c. Section 1.3.2, Leased Buildings, shall be revised as follows:

i. Buildings leased by the federal Government are exempt from these standards if both of the following apply:
(a) The leased space is less than 10,000 square feet **AND**
(b) The building is located in Regions of Low Seismicity in accordance with FEMA-310. According to FEMA-310, buildings located on sites for which the design short-period response acceleration, S_S, is less than 0.167 gravity (g), or for which the design one-second period response acceleration, S_1, is less than 0.067 g, shall be considered to be located within Regions of Low Seismicity.

d. FEMA-310, *Handbook for the Seismic Evaluation of Buildings: A Prestandard*, can be obtained by calling the Federal Emergency Management Agency (FEMA) Distribution Center at (800) 480-2520.

e. NISTIR 5382, ICSSC RP 4, *Standards of Seismic Safety for Existing Federally Owned or Leased Buildings*, can be obtained from the Building and Fire Research Laboratory, National Institute of Standards and Technology, Gaithersburg, MD 20899.

D. SUBSTANTIAL COMPLIANCE:

1. In accordance with both the ADAAG and the UFAS, if no offer is received which fully meets accessibility requirements for new construction, but an offer(s) is received which substantially meets these requirements, then other offers which do not substantially meet these requirements will not be considered. "Substantially meets" as used herein with regard to the accessibility requirements means the offer fully complies with both the ADAAG and the UFAS requirements for Parking and Passenger Loading Zones, Accessible Route, Entrance and Egress, Doors, Drinking Fountains, Toilet Rooms.

2. "Substantially meets" as used herein with regard to the seismic safety requirements will be determined by the Government based upon the Offeror's evaluation by a licensed structural engineer that specifically describes all exceptions to full compliance with the Model Building Seismic Design Provisions as shown in the Benchmark Buildings table above. The Offeror shall evaluate the building by using FEMA-310 and shall identify all deficiencies. Based upon the evaluation, the Contracting Officer will make an award to the Offeror which best meets both the seismic safety requirements and the other requirements of this SFO. Documentation of this evaluation shall be made available to the Government.

E. LESS THAN SUBSTANTIAL COMPLIANCE:
In accordance with both the ADAAG and the UFAS, if no offer is received which either fully or substantially meets the accessibility requirements of new construction, consideration will be given only to offers which meet the following minimum requirements:

1. At least one accessible route shall be provided from an accessible entrance to the leased space and all required accessible areas. At least one interior means of vertical access shall be provided. Elevators shall have complying Controls and Signage.

2. If parking is provided, then accessible spaces shall be included.

3. Accessible toilet rooms shall be provided as follows:

   a. Where more than one toilet room for each sex is provided on a floor on which the Government leases space, at least one toilet room for each sex on that floor shall be accessible.

   b. Where only one toilet room for each sex is provided on a floor on which the Government leases space, either one unisex toilet room or one toilet room for each sex on that floor shall be accessible.

   c. Where only one toilet room is provided in a building where the Government leases space, one unisex toilet room shall be accessible.

   d. In a qualified historic building where the Advisory Council on Historic Preservation determines that providing the above minimum accessible toilet facilities would threaten or destroy the historic integrity of the space, accessible unisex toilet room(s) shall be provided in the building.

F. If no offer is received which meets the minimum accessibility requirements described above, offers will not be considered unless a waiver of accessibility requirements is requested by the Contracting Officer and granted by the GSA Public Buildings Service Commissioner.

2.2 AWARD BASED ON PRICE (SEP 2000)
The lease will be awarded to the responsible Offeror whose offer conforms to the requirements of this SFO and is the lowest priced offer submitted. Refer to the "Price Evaluation" paragraph in the SUMMARY section of this SFO.

3.0 MISCELLANEOUS

3.1 TENANT IMPROVEMENTS PRIOR TO THE GOVERNMENT'S INITIAL ACCEPTANCE OF SPACE (SEP 2000)

A. The Lessor is required to provide cost or pricing data in conjunction with the Tenant Improvements as specified by the Government in GSA Form 3517, General Clauses.

B. In lieu of submitting detailed cost or pricing data and entering into negotiations to determine a final cost for the subject work, the Government (in accordance with FAR 15.403) is willing to accept a price based upon the results of a competitive proposal process if the following conditions are met:

1. The Lessor shall submit to the Government a proposal for overhead, profit, and architectural-engineering fees, permits, and regulatory fees for all Tenant Improvements.

    a. This will be negotiated and agreed upon prior to the award for the subject improvements (separate from lease award).

2. The scope of work includes the lease, the SFO, all SFO attachments, the construction drawings/documents, and written specifications. In cases of discrepancies, the Lessor shall immediately notify the Contracting Officer for resolution. All differences will be resolved by the Contracting Officer in accordance with the terms and conditions of the lease.

3. No building shell items shall be included in the competitive proposal.

4. A minimum of three qualified contractors shall be invited to participate in the competitive proposal process. Each participant shall compete independently in the process.

5. Each proposal shall be 1) submitted in Construction Specifications Institute (CSI) format by the proposed contractors and 2) reviewed by the Government. The Government reserves the right to determine if bids meet with the scope of work, that the price is reasonable, and that the Offeror is qualified to perform the work. The Government reserves the right to reject all bids, at its sole discretion.

6. The Government shall be represented at all negotiation sessions between the Lessor and potential contractors.

7. The Lessor shall demonstrate to the Government that best efforts have been made to obtain the most competitive prices possible, and the Lessor shall accept responsibility for all prices through direct contracts with all contractors.

8. The Lessor shall complete the competition and the cost proposal process in ten (10) working days or less from the date of issuance of completed construction documents. This will be considered the first ten (10) working days of the twenty one (21) days allotted to "Review of Working/construction Drawings." Refer to the "Construction Schedule of Tenant Improvements" paragraph in the MISCELLANEOUS section of this SFO.

9. Once the Government determines that there is adequate competition, and upon the Government's acceptance of the Lessor's cost proposal based upon that competition (provided the Lessor selects the competition's lowest priced bid of a contractor qualified to perform the subject work), the Contracting Officer shall issue to the Lessor a notice to proceed for the subject work.

10. The Lessor shall complete the work within the time frame requirements illustrated in the "Construction Schedule of Tenant Improvements" paragraph in the MISCELLANEOUS section of this SFO.

3.2 SUBSEQUENT TENANT IMPROVEMENTS $100,000 OR LESS (SEP 2000)

A. The Lessor may be requested to provide alterations during the term of the lease. Alterations will be ordered by issuance of GSA Form 276, Supplemental Lease Agreement, GSA Form 300, Order for Supplies or Services, or a Tenant Agency-approved form. The two clauses from GSA Form 3517, General Clauses, 552.232-25, *Prompt Payment* (Deviation FAR 52.232-25), and 552.232-70, *Invoice Requirements*, apply to orders for alterations. All orders are subject to the terms and conditions of this lease.

B. Orders may be placed by the 1) Contracting Officer, 2) GSA Buildings Manager, or 3) Tenant Agency officials when specifically authorized to do so by the Contracting Officer. The Contracting Officer will provide the Lessor with a list of Tenant Agency officials authorized to place orders and will specify any limitations on the authority delegated to Tenant Agency officials. The Tenant Agency officials are not authorized to deal with the Lessor on any other matters.

C. Payments for alterations ordered by the Tenant Agency will be made directly by the Tenant Agency placing the order.

3.3 ALTERNATE PROPOSALS

A. This SFO may specify certain items for which alternate proposals are required. For evaluation and negotiation, the offer shall state:

1. itemized costs for lump sum payment not to be included in the rental rate and

2. a rental rate which includes the costs of these items.

B. The Offeror shall provide costs for both methods of evaluation on GSA Form 1364, Proposal to Lease Space, in order to be considered for award. GSA may elect the option it deems most favorable.

INITIALS: ______ & ______
LESSOR GOV'T

3.4 **TAX ADJUSTMENT (SEP 2000)**

A. Real estate taxes, as referred to in this paragraph, are only those taxes which are assessed against the building and/or the land upon which the building is located, without regard to benefit to the property, for the purpose of funding general Government services. Real estate taxes shall not include, without limitation, general and/or special assessments, business improvement district assessments, or any other present or future taxes or governmental charges that are imposed upon the Lessor or assessed against the building and/or the land upon which the building is located.

B. Base year taxes as referred to in this paragraph are 1) the real estate taxes for the first 12-month period coincident with full assessment or 2) may be an amount negotiated by the parties that reflects an agreed upon base for a fully assessed value of the property.

C. The term "full assessment" as referred to in this paragraph means that the taxing jurisdiction has considered all contemplated improvements to the assessed property in the valuation of the same. Partial assessments for newly constructed projects or for projects under construction, conversion, or renovation will not be used for establishing the Government's base year for taxes.

D. The Lessor shall furnish the Contracting Officer with copies of all notices which may affect the valuation of said land and buildings for real estate taxes thereon, as well as all notices of a tax credit, all tax bills, and all paid tax receipts, or where tax receipts are not given, other similar evidence of payment acceptable to the Contracting Officer (hereinafter, evidence of payment), and a proper invoice (as described in GSA Form 3517, General Clauses, 552.232-75, *Prompt Payment*) of the tax adjustment including the calculation thereof, for each year that real estate taxes are incurred during the lease term or any extension thereof. All such documents are due within 10 calendar days of receipt except that the proper invoice and evidence of payment shall be submitted within 60 calendar days after the date the tax payment is due from the Lessor to the taxing authority. **FAILURE TO SUBMIT THE PROPER INVOICE AND EVIDENCE OF PAYMENT WITHIN SUCH TIME FRAME SHALL BE A WAIVER OF THE RIGHT TO RECEIVE PAYMENT RESULTING FROM AN INCREASED TAX ADJUSTMENT UNDER THIS PARAGRAPH.**

E. The Government shall 1) make a single annual lump sum payment to the Lessor for its share of any increase in real estate taxes during the lease term over the amount established as the base year taxes or 2) receive a rental credit or lump sum payment for its share of any decreases in real estate taxes during the lease term below the amount established as the base year taxes. The amount of lump sum payment or rental credit shall be based upon evidence of valuation and payment submitted by the Lessor to the Contracting Officer in accordance with subparagraph D.

1. In the event of an increase in taxes over the base year, the Lessor shall submit a proper invoice of the tax adjustment including the calculation thereof together with evidence of payment to the Contracting Officer. **THE GOVERNMENT SHALL BE RESPONSIBLE FOR PAYMENT OF ANY TAX INCREASE OVER THE BASE YEAR TAXES ONLY IF THE PROPER INVOICE AND EVIDENCE OF PAYMENT IS SUBMITTED BY THE LESSOR WITHIN 60 CALENDAR DAYS AFTER THE DATE THE TAX PAYMENT IS DUE FROM THE LESSOR TO THE TAXING AUTHORITY.** The due date for making payment shall be the 30th calendar day after receipt of evidence of payment by the Contracting Officer or the 30th calendar day after the anniversary date of the lease, whichever is later. If the lease terminates before the end of a tax year, payment for the tax increase due as a result of this section for the tax year will be prorated based on the number of days that the Government occupied the space. No increase will be paid, due, or owing unless all evidence of valuation and payment has been previously submitted to the Contracting Officer. The Government's payment for its share of real estate taxes shall not include any late charges, interest, or penalties imposed by the taxing authority as a result of the Lessor's delinquency in paying such taxes or charges.

2. In the event of a decrease in taxes from the base year, or in the event of any refund or tax deduction, the Lessor shall notify the Contracting Officer in accordance with subparagraph D. The Government shall be entitled to, and shall receive a credit for, the prorata reduction in taxes applicable to the premises encumbered by this lease, regardless of whether the Government has made a tax payment for that year. The Government's share of the credit will be determined in accordance with subparagraph F and shall be taken as a deduction from the rent. Any credit due the Government after the expiration or earlier termination of the lease (including, but not limited to, credits resulting from a decrease in taxes pursuant to a tax credit due the Lessor; a reduction in the tax assessment; or a tax appeal proceeding for a year of the lease, or portion thereof) shall be made by a lump sum payment to the Government or as a rental credit to any succeeding lease as determined by the Contracting Officer. The Lessor shall remit any lump sum payment to the Government within 15 calendar days of payment by the taxing authority to the Lessor or the Lessor's designee. If the credit due to the Government is not paid by the due date, interest shall accrue on the late payment at the rate established by the Secretary of the Treasury under Section 12 of the Contract Disputes Act of 1978 (United States Code 41 USC 611) that is in effect on the day after the due date. The interest penalty shall accrue daily on the amount of the credit and shall be compounded in 30-day increments inclusive from the first day after the due date through the payment date. The Government shall have the right to pursue the outstanding balance of any tax credit using all such collection methods as are available to the United States to collect debts. Such collection rights shall survive the expiration of this lease.

F. The Government shall pay its share of tax increases or shall receive its share of any tax decrease based on the ratio of the rentable square feet occupied by the Government to the total rentable square feet in the building or complex (percentage of occupancy). For the purpose of this lease, the Government's percentage of occupancy as of the date hereof is __________ percent based upon an occupancy of __________ rentable square feet in a building of __________ rentable square feet. This percentage shall be subject to adjustment to take into account additions or reductions of the amount of space as may be contemplated in this lease or amendments hereto. The block and lot/parcel or other identification numbers for the property, building(s), and parking areas(s) occupied under this lease are __________.

G. The Government may direct the Lessor upon reasonable notice to initiate a tax appeal, or the Government may decide to contest the tax assessment on behalf of the Government and the Lessor or for the Government alone. The Lessor shall furnish to the

INITIALS: ______ LESSOR & ______ GOV'T

Government information necessary for appeal of the tax assessment in accordance with the filing requirements of the taxing authority. If the Government decides to contest the tax assessment on its own behalf or on behalf of the Government and the Lessor, the Lessor shall cooperate and use all reasonable efforts including, but not limited to, affirming the accuracy of the documents, executing documents required for any legal proceeding, and taking such other actions as may be required. If the Lessor initiates an appeal on behalf of the Government, the Government and the Lessor will enter into an agreement to establish a method for sharing expenses and tax savings.

3.5 PERCENTAGE OF OCCUPANCY

The percent of the building occupied by the Government, for purposes of tax adjustments, will be established during negotiations.

3.6 OPERATING COSTS (SEP 2000)

A. Beginning with the second year of the lease and each year thereafter, the Government shall pay adjusted rent for changes in costs for cleaning services, supplies, materials, maintenance, trash removal, landscaping, water, sewer charges, heating, electricity, and certain administrative expenses attributable to occupancy. Applicable costs listed on GSA Form 1217, Lessor's Annual Cost Statement, when negotiated and agreed upon, will be used to determine the base rate for operating costs adjustment.

B. The amount of adjustment will be determined by multiplying the base rate by the percent of change in the Cost of Living Index. The percent change will be computed by comparing the index figure published in the month of the lease commencement date with the index figure published in the month which begins each successive 12-month period. For example, a lease which commences in June of 1995 would use the index published in June of 1995, and that figure would be compared with the index published in June of 1996, June of 1997, and so on, to determine the percent change. The Cost of Living Index will be measured by the Department of Labor revised Consumer Price Index for wage earners and clerical workers, U.S. city average, all items figure, (1982 to 1984 = 100) published by the Bureau of Labor Statistics. Payment will be made with the monthly installment of fixed rent. Rental adjustments will be effective on the anniversary date of the lease.

C. If the Government exercises an option to extend the lease term at the same rate as that of the original term, the option price will be based on the adjustment during the original term. Annual adjustments will continue.

D. In the event of any decreases in the Cost of Living Index occurring during the term of the occupancy under the lease, the rental amount will be reduced accordingly. The amount of such reductions will be determined in the same manner as increases in rent provided under this paragraph.

E. The offer shall clearly state whether the rental is firm throughout the term of the lease or if it is subject to annual adjustment of operating costs as indicated above. If operating costs will be subject to adjustment, those costs shall be specified on GSA Form 1364, Proposal to Lease Space, contained elsewhere in this SFO.

3.7 OPERATING COSTS BASE (SEP 2000)

The base for the operating costs adjustment will be established during negotiations based upon ANSI/BOMA Office Area square feet.

3.8 RENTABLE SPACE (SEP 2000)

Rentable space is the area for which a tenant is charged rent. It is determined by the building owner and may vary by city or by building within the same city. The rentable space may include a share of building support/common areas such as elevator lobbies, building corridors, and floor service areas. Floor service areas typically include restrooms, janitor rooms, telephone closets, electrical closets, and mechanical rooms. The rentable space does not include vertical building penetrations and their enclosing walls, such as stairs, elevator shafts, and vertical ducts.

3.9 ANSI/BOMA OFFICE AREA SQUARE FEET (SEP 2000)

A. For the purposes of this SFO, the Government recognizes the American National Standards Institute/Building Owners and Managers Association (ANSI/BOMA) international standard (Z65.1-1996) definition for Office Area, which means "the area where a tenant normally houses personnel and/or furniture, for which a measurement is to be computed."

B. ANSI/BOMA Office Area square feet shall be computed by measuring the area enclosed by the finished surface of the room side of corridors (corridors in place as well as those required by local codes and ordinances to provide an acceptable level of safety and/or to provide access to essential building elements) and other permanent walls, the dominant portion (refer to Z65.1) of building exterior walls, and the center of tenant-separating partitions. Where alcoves, recessed entrances, or similar deviations from the corridor are present, ANSI/BOMA Office Area square feet shall be computed as if the deviation were not present.

3.10 COMMON AREA FACTOR (SEP 2000)

If applicable, the Offeror shall provide the Common Area Factor (a conversion factor(s) determined by the building owner and applied by the owner to the ANSI/BOMA Office Area square feet to determine the rentable square feet for the offered space).

3.11 APPURTENANT AREAS

The right to use appurtenant areas and facilities is included. The Government reserves the right to post Government rules and regulations where the Government leases space.

INITIALS: ________ & ________
LESSOR GOV'T

3.12 **LIQUIDATED DAMAGES, GSAR 552.270-15 (SEP 1999)**
In case of failure on the part of the Lessor to complete the work within the time fixed in the lease contract or letter of award, the Lessor shall pay the Government as fixed and agreed liquidated damages, pursuant to this paragraph, the sum of one day's gross rent for each and every calendar day that the delivery is delayed beyond the date specified for delivery of all the space ready for occupancy by the Government. This remedy is not exclusive and is in addition to any other remedies which may be available under this lease or at law.

3.13 **ADJUSTMENT FOR VACANT PREMISES, GSAR 552.270-16 (VARIATION) (SEP 1999)**

A. If the Government fails to occupy any portion of the leased premises or vacates the premises in whole or in part prior to expiration of the term of the lease, the rental rate will be reduced.

B. The rate will be reduced by that portion of the costs per ANSI/BOMA Office Area square foot of operating expenses not required to maintain the space. Said reduction shall occur after the Government gives 30 calendar days prior notice to the Lessor and shall continue in effect until the Government occupies the premises or the lease expires or is terminated.

3.14 **RELOCATION ASSISTANCE ACT (MARCH 2002)**

A. If an Offeror proposes an improved site and new construction will result in the displacement of individuals or businesses, the successful Offeror shall be responsible for payment of relocation costs in accordance with the Uniform Relocation Assistance and Real Property Acquisition Policies Act of 1970 (P.L. 91-646), as amended, and the implementing regulations at 49 CFR Part 24.

B. Offerors shall incorporate the cost of such assistance into their shell rental rate.

C. The successful Offeror shall give GSA the name of the person and agency to be providing the relocation assistance to site tenants. In addition, the successful Offeror must provide background information about the relocation agency and references for which the relocation agent has performed relocation assistance in the past. Depending upon the complexity of the relocation project, Offerors may be required to provide a relocation plan with final proposal revisions.

3.15 **EVIDENCE OF CAPABILITY TO PERFORM (SEP 2000)**

A. AT THE TIME OF SUBMISSION OF OFFERS, THE OFFEROR SHALL SUBMIT TO THE CONTRACTING OFFICER:

1. Satisfactory evidence of at least a conditional commitment of funds in an amount necessary to prepare the space. Such commitments shall be signed by an authorized bank officer and at a minimum shall state: amount of loan; term in years; annual percentage rate; and length of loan commitment.

2. The name of the proposed construction contractor, as well as evidence of the contractor's experience, competency, and performance capabilities with construction similar in scope to that which is required herein.

3. The license or certification to practice in the state where the facility is located from the individual(s) and/or firm(s) providing architectural and engineering design services.

4. Compliance with local zoning laws or evidence of variances, if any, approved by the proper local authority.

5. Evidence of ownership or control of site.

B. AFTER AWARD:
Within thirty (30) days after award, the successful Offeror shall provide to the Contracting Officer evidence of:

1. A firm commitment of funds in an amount sufficient to perform the work.

2. Award of a construction contract for Tenant Improvements with a firm completion date.

3. Issuance of a building permit covering construction of the improvements.

3.16 **CONSTRUCTION SCHEDULE**

A. Within thirty (30) days after award of the lease contract, the successful Offeror shall submit to the Contracting Officer a tentative construction schedule giving the dates on which the various phases of construction will be completed to coincide with the Government's required occupancy date. Refer to the "Occupancy Date" paragraph in the SUMMARY section of this SFO. The finalized schedule shall be submitted no later than forty-five (45) days after award.

B. The schedule shall include timing for completion of design and construction milestones including, but not limited to: 1) submittal of preliminary plans and specifications; 2) submittal of other working drawings; 3) issuance of a building permit; 4) completed construction documents; 5) start of construction; 6) completion of principal categories of work; 7) phased completion and availability for occupancy of each portion of the Government-demised area (by floor, block, or other appropriate category); and 8) final construction completion.

3.17 **CONSTRUCTION SCHEDULE OF TENANT IMPROVEMENTS (SEP 2000)**

A. The construction schedule shall commence upon lease award, unless otherwise expressly agreed by the Lessor and Government as stated in the lease. The schedule shall be divided into six tasks for each phase. These are: 1) the generation of the design intent drawings; 2) the Government's approval of the design intent drawings; 3) the Lessor's generation of the Government's

working/construction drawings; 4) the Government's review of the working/construction drawings; 5) the Lessor's construction of the subject leased area; and 6) the Government's acceptance of the Lessor's construction. Each of these tasks is detailed below. References to working days shall be based upon a 5-day work week (Monday through Friday, exclusive of federal holidays). References to "approval" shall mean such approval granted by the Contracting Officer. During the construction schedule, the Government may request regularly scheduled progress meetings and request that the Lessor keep meeting minutes of discussion topics and attendance. During design and construction, the Lessor may discover instances where the Government's directives conflict. In such cases, the Lessor shall immediately notify the Contracting Officer so that the Government may issue a determination as to how to proceed beyond the building shell.

B. DESIGN INTENT DRAWINGS:
The Government shall prepare and provide to the Lessor the Government's approved design intent drawings detailing the Tenant Improvements to be made by the Lessor within the Government-demised area. Design intent drawings, for the purposes of this lease, are defined as fully-dimensioned drawings of the leased space which include enough information to prepare construction drawings and shall consist of: 1) furniture locations, telephone and data outlet types and locations; 2) specifications necessary for calculation of electrical and HVAC loads; and 3) all finish/color/signage selections. Design intent drawings shall be due to the Lessor within thirty (30) working days from award.

C. WORKING/CONSTRUCTION DRAWINGS:
The Lessor shall prepare, out of the Tenant Improvement Allowance, final working/construction drawings for the improvements illustrated on the Government-approved design intent drawings. The working/construction drawings shall include all mechanical, electrical, plumbing, fire safety, lighting, structural, and architectural improvements scheduled for inclusion into the Government-demised area. Working/construction drawings shall also be annotated with all applicable specifications. The resulting product shall reflect requirements which are substantially the same as that specified by the Government-approved design intent drawings and shall incorporate neither extraneous additions nor deletions of requirements. The Lessor's working/construction drawings shall be due to the Government within thirty (30) working days of the Government's approval of the design intent drawings. Working/construction drawings shall clearly identify 1) Tenant Improvements already in place and 2) the work to be done by the Lessor or others. The Government may also require at the time of submission of working/construction drawings that the Lessor submit a written price proposal along with adequate cost and pricing data for any costs or credits to the Government which are beyond the scope of the original SFO and its attachments. Any work shown on the working/construction drawings which is building shell shall be clearly identified as such.

D. REVIEW OF WORKING/CONSTRUCTION DRAWINGS:
The Government retains the right to review, and request modifications (if necessary) to, the Lessor's working/construction drawings prior to the Lessor's commencement of interior construction. The Government's review of the working/construction drawings is limited to the working/construction drawings' conformance to the specific requirements of the SFO and to the approved design intent drawings. The Government shall perform all reviews of working/construction drawings within twenty one (21) working days of receipt of such from the Lessor. Should the Government require that modifications be made to the Lessor's working/construction drawings, the Government shall state such in writing to the Lessor, and the Lessor shall have seven (7) working days to cure all noted defects before returning the working/construction drawings to the Government for a subsequent review. Upon complete Government review for conformance of the working/construction drawings to the design intent drawings, **A NOTICE TO PROCEED SHALL BE TRANSMITTED TO THE LESSOR**, and the Lessor shall obtain the necessary permits and shall commence construction of the space. Notwithstanding the Government's review of the working/construction drawings, the Lessor is solely responsible and liable for the technical accuracy of the working/construction drawings in meeting all requirements and provisions of the lease and the Government-approved design intent drawings.

E. CONSTRUCTION OF TENANT IMPROVEMENTS:
The Lessor shall construct all Tenant Improvements in accordance with 1) the Government reviewed working/construction drawings and 2) all terms and conditions of the SFO. The Lessor shall complete Tenant Improvements within the timeframe specified in the Occupancy Date paragraph. The Lessor shall furnish a detailed construction schedule (such as Critical Path Method) to the Government within 5 days of issuance of the notice to proceed. Such schedule shall also indicate the dates available for the Government contractors to install telephone/data lines or equipment. The Government reserves the right to access any space within the building during the conduct of interior construction for the purposes of performing inspections or for installing Government-furnished equipment. The Government shall coordinate with the Lessor the activity of Government contractors in order to minimize conflicts with, and disruption to, other contractors on site. Access shall not be denied to authorized Government officials including, but not limited to, Government contractors, subcontractors, or consultants acting on behalf of the Government with regard to this project.

F. ACCEPTANCE OF SPACE:
Fourteen (14) days prior to the completion of interior construction, the Lessor shall issue written notice to the Government to inspect the space. The Government shall have ten (10) working days to inspect and to either accept or reject the subject space.

1. Substantially completed space will be accepted by the Government subject to the completion of minor punch list items. Space which is not substantially complete will not be accepted by the Government. Should the Government reject the Lessor's space as not substantially complete as defined herein, the Lessor shall immediately undertake remedial action and when ready shall issue a subsequent notice to inspect to the Government.

2. Before the Government will accept space, the Lessor shall provide to the Contracting Officer 1) evidence of the issuance of a building permit incorporating the construction of required improvements and 2) a copy of the Certificate of Occupancy.

G. RENT COMMENCEMENT:
The rent commencement date (for each increment) shall be the date that space acceptance is made by the Government. Any rental paid by the Government prior to actual occupancy shall be less the cost for services and utilities. In any event, the

INITIALS: ______ & ______
LESSOR GOV'T

Government will not be required to accept space and commence rent prior to the original date as indicated in the Occupancy Date paragrpah.

H. LEASE COMMENCEMENT:
The Government shall issue GSA Form 276, Supplemental Lease Agreement, to establish the lease commencement date after the acceptance of all space. In any case, the lease commencement date shall not be prior to the rent commencement date.

3.18 PROGRESS REPORTS (SEP 2000)

After start of construction, at the Government's discretion, the successful Offeror shall submit to the Contracting Officer, written progress reports at intervals of thirty (30), sixty (60) and ninety (90) percent completion. Each report shall include information as to 1) percentage of the work completed by phase and trade; 2) a statement as to expected completion and occupancy date; 3) changes introduced into the work; and 4) general remarks on such items as material shortages, strikes, weather, etc. In addition, at the Government's discretion, the Lessor shall conduct weekly meetings to brief Government personnel and/or contractors regarding the progress of design and construction of the Government-demised area. Such meetings shall be held at a location to be designated by the Government.

3.19 CONSTRUCTION INSPECTIONS

A. Construction inspections will be made periodically by the Contracting Officer and/or designated technical representatives to review compliance with the SFO requirements and the final working drawings.

C. Periodic reviews, tests, and inspections by the Government are not to be interpreted as resulting in any approval of the Lessor's apparent progress toward meeting the Government's objectives but are intended to discover any information which the Contracting Officer may be able to call to the Lessor's attention to prevent costly misdirection of effort. The Lessor shall remain completely responsible for designing, constructing, operating, and maintaining the building in full accordance with the requirements of this SFO.

3.20 RESTORATION WAIVER

The lessor hereby waives and forever relinquishes any right to make a claim against the Government for restoration arising from alteration or removal of any alteration by the Government during the term of this lease or any extensions. Alterations may be completed by either the Government or lessor including initial build out of the lease space and/or any subsequent modifications required during the lease period. At the Government's sole discretion alterations will remain in the leased space after termination of the lease contract and will become property of the lessor.

4.0 GENERAL ARCHITECTURE

4.1 QUALITY AND APPEARANCE OF BUILDING EXTERIOR (SEP 2000)

The space offered shall be located in a modern office building with a facade of stone, marble, brick, stainless steel, aluminum, or other permanent materials in good condition acceptable to the Contracting Officer. If not in a new office building, the space offered shall be in a building that has undergone, or will complete by occupancy, first class restoration or adaptive reuse for office space with modern conveniences. If the restoration work is underway or proposed, then architectural plans acceptable to the Contracting Officer shall be submitted as part of the offer. The building shall be compatible with its surroundings. Overall, the building shall project a professional and aesthetically-pleasing appearance including an attractive front and entrance way. The building shall have energy-efficient windows or glass areas consistent with the structural integrity of the building, unless not appropriate for intended use. The facade, downspouts, roof trim, and window casing shall be clean and in good condition.

4.2 CONSTRUCTION WASTE MANAGEMENT (SEP 2000)

A. Recycling construction waste means providing all services necessary to furnish construction materials or wastes to organizations which will employ these materials or wastes in the production of new materials. Recycling includes required labor and equipment necessary to separate individual materials from the assemblies of which they form a part.

B. The Offeror shall submit to the Government a proposal to dispose of or recycle construction waste. Where the small quantity of material, the extraordinarily complex nature of the waste disposal method, or prohibitive expense for recycling would represent a genuine hardship, the Government may permit alternative means of disposal. This requirement shall also apply to subsequent alterations under the lease.

C. The Lessor shall recycle the following items during both the demolition and construction phases of the project, subject to economic evaluation and feasibility:

1. ceiling grid and tile;
2. light fixtures, including proper disposal of any transformers, ballasts, and fluorescent light bulbs;
3. duct work and HVAC equipment;
4. wiring and electrical equipment;
5. aluminum and/or steel doors and frames;
6. hardware;
7. drywall;
8. steel studs;
9. carpet, carpet backing, and carpet padding;
10. wood;
11. insulation;
12. cardboard packaging;
13. pallets;
14. windows and glazing materials;
15. all miscellaneous metals (as in steel support frames for filing equipment); and
16. all other finish and construction materials.

D. If any waste materials encountered during the demolition or construction phase are found to contain lead, asbestos, polychlorinated biphenyls (PCB's) (such as fluorescent lamp ballasts), or other harmful substances, they shall be handled and removed in accordance with federal and state laws and requirements concerning hazardous waste.

E. In addition to providing "one-time" removal and recycling of large-scale demolition items such as carpeting or drywall, the Lessor shall provide continuous facilities for the recycling of incidental construction waste during the initial construction.

F. Construction materials recycling records shall be maintained and shall be accessible to the Contracting Officer. Records shall include materials recycled or landfilled, quantity, date, and identification of hazardous wastes.

4.3 EXISTING FIT-OUT, SALVAGED, OR RE-USED BUILDING MATERIAL (SEP 2000)

A. Items and materials existing in the offered space, or to be removed from the offered space during the demolition phase, are eligible for reuse in the construction phase of the project. The reuse of items and materials is preferable to recycling them;

however, items considered for reuse shall be in refurbishable condition and shall meet the quality standards set forth by the Government in this SFO. In the absence of definitive quality standards, the Lessor shall ensure that the quality of the item(s) in question shall meet or exceed accepted industry or trade standards for first quality commercial grade applications.

B. The Lessor shall submit a reuse plan to the Contracting Officer. The Government will not pay for existing fixtures and other Tenant Improvements accepted in place. However, the Government will reimburse the Lessor, as part of the Tenant Improvement Allowance, the costs to repair or improve such fixtures or improvements identified on the reuse plan and approved by the Contracting Officer.

4.4 INDOOR AIR QUALITY DURING CONSTRUCTION (SEP 2000)

A. The Lessor shall provide to the Government material safety data sheets (MSDS) upon request for the following products prior to their installation or use: adhesives, caulking, sealants, insulating materials, fireproofing or firestopping materials, paints, carpets, floor and wall patching or leveling materials, lubricants, clear finish for wood surfaces, and janitorial cleaning products.

B. The Contracting Officer may eliminate from consideration products with significant quantities of toxic, flammable, corrosive, or carcinogenic material and products with potential for harmful chemical emissions. Materials used often or in large quantities will receive the greatest amount of review.

C. All MSDS shall comply with Occupational Safety and Health Administration (OSHA) requirements. The Lessor and its agents shall comply with all recommended measures in the MSDS to protect the health and safety of personnel.

D To the greatest extent possible, the Lessor shall sequence the installation of finish materials so that materials that are high emitters of volatile organic compounds (VOC) are installed and allowed to cure before installing interior finish materials, especially soft materials that are woven, fibrous, or porous in nature, that may adsorb contaminants and release them over time.

E. Where demolition or construction work occurs adjacent to occupied space, the Lessor shall erect appropriate barriers (noise, dust, odor, etc.) and take necessary steps to minimize interference with the occupants. This includes maintaining acceptable temperature, humidity, and ventilation in the occupied areas during window removal, window replacement, or similar types of work.

F. A final flush-out period of 48 hours to 72 hours shall be provided before occupancy. The Lessor shall ventilate with 100 percent outside air at the recommended air change rate during installation of materials and finishes. Refer to the latest edition of American Society of Heating, Refrigerating, and Air Conditioning Engineers, Inc. ANSI/(ASHRAE) Standard 62, *Ventilation for Acceptable Indoor Air Quality*. If outside air would cause unacceptable inside temperature levels, humidity levels, and/or air quality, an alternate ventilation plan may be submitted to the Contracting Officer for approval.

4.5 WORK PERFORMANCE (SEP 2000)

All work in performance of this lease shall be done by skilled workers or mechanics and shall be acceptable to the Contracting Officer. The Contracting Officer retains the right to reject the Lessor's workers 1) if such are either unlicensed, unskilled, or otherwise incompetent or 2) if such have demonstrated a history of either untimely or otherwise unacceptable performance in connection with work carried out in conjunction with either this contract or other Government or private contracts.

4.6 BUILDING SYSTEMS (JAN 1997)

Whenever requested, the Lessor shall furnish at no cost to GSA a report by a registered professional engineer(s) showing that the building and its systems as designed and constructed will satisfy the requirements of this lease.

4.7 SPACE EFFICIENCY (SEP 2000)

The design of the space offered shall be conducive to efficient layout and good utilization as determined by the Government at its sole discretion.

4.8 CAD AS-BUILT FLOOR PLANS (SEP 2000)

Computer-Aided Design (CAD) files of as-built floor plans showing the space under lease, as well as corridors, stairways, and core areas, shall be provided to the Contracting Officer along with the mylar drawings required in the "Floor Plans After Occupancy" paragraph in the GENERAL ARCHITECTURE section of this SFO. The plans shall have been generated by a CAD program which is compatible with the latest release of AutoCAD. The required file extension is .DWG. Clean and purged files shall be submitted on 3-1/2-inch double-sided, high density diskettes, or, if approved by the Contracting Officer, on CD-ROM or QIC (1/4-inch cartridge) tape. They shall be labeled with building name, address, list of drawing(s), date of the drawing(s), and Lessor's architect and phone number. The Lessor's operator shall demonstrate the submission on GSA equipment, if requested by the Contracting Officer.

4.9 FLOORS AND FLOOR LOAD (SEP 2000)

All adjoining floor areas shall be 1) of a common level not varying more than 1/4 inch over a 10-foot, 0-inch horizontal run in accordance with the American Concrete Institute standards, 2) non-slip, and 3) acceptable to the Contracting Officer. Underfloor surfaces shall be smooth and level. Office areas shall have a minimum live load capacity of 50 pounds per ANSI/BOMA Office Area square foot plus 20 pounds per ANSI/BOMA Office Area square foot for moveable partitions. Storage areas shall have a minimum live load capacity of 100 pounds per ANSI/BOMA Office Area square foot including moveable partitions. A report showing the floor load capacity, at no cost to the Government, by a registered professional engineer may be required. Calculations and structural drawings may also be required.

4.10 EXITS AND ACCESS (SEP 1991)

Vestibules shall be provided at public entrances and exits wherever weather conditions and heat loss are important factors for consideration. In the event of negative air pressure conditions, provisions shall be made for equalizing air pressure.

4.11 WINDOWS (SEP 2000)

A. Office space shall have windows in each exterior bay unless waived by the Contracting Officer.

B. All windows shall be weather-tight. Operable windows that open shall be equipped with locks. Off-street, ground level windows and those accessible from fire escapes, adjacent roofs, and other structures that can be opened shall be fitted with a sturdy locking device.

4.12 ACCESSIBILITY (SEP 2000)

The building, leased space, and areas serving the leased space shall be accessible to persons with disabilities in accordance with both the ADAAG (36 CFR Part 1191, App. A) and the UFAS (41 CFR Part 101-19.6, App. A). Where standards conflict, the more stringent shall apply.

4.13 LANDSCAPING (SEP 2000)

A. Where conditions permit, the site shall be landscaped for low maintenance and water conservation with plants that are either native or well-adapted to local growing conditions.

B. Landscape management practices shall prevent pollution by:

1. employing practices which avoid or minimize the need for fertilizers and pesticides;

2. prohibiting the use of the 2,4-Dichlorophenoxyacetic Acid (2,4-D) herbicide and organophosphates; and

3. composting/recycling all yard waste.

C. The Lessor shall use landscaping products with recycled content as required by Environmental Protection Agency's (EPA's) Comprehensive Procurement Guidelines (CPG) for landscaping products. Refer to EPA's CPG web site, *www.epa.gov/cpg*.

D. The Contracting Officer shall approve the landscaping to be provided.

5.0 ARCHITECTURAL FINISHES

5.1 RECYCLED CONTENT PRODUCTS (COMPREHENSIVE PROCUREMENT GUIDELINES) (SEP 2000)

A. The Lessor shall comply to the extent feasible with the Resource Conservation and Recovery Act (RCRA), Section 6002, 1976. The Lessor shall use recycled content products as indicated in this SFO and as designated by the U.S. Environmental Protection Agency (EPA) in the Comprehensive Procurement Guidelines (CPG), 40 CFR Part 247, and its accompanying Recovered Materials Advisory Notice (RMAN). The CPG lists the designated recycled content products. EPA also provides recommended levels of recycled content for these products. The list of designated products, EPA's recommendations, and lists of manufacturers and suppliers of the products can be found at the *www.epa.gov/cpg/products.htm* web site.

B. The Offeror, if unable to comply with both the CPG and RMAN lists, shall submit a request for waiver for each material to the Contracting Officer with initial offers. The request for waiver shall be based on the following criteria:

1. the cost of the recommended product is unreasonable;

2. inadequate competition exists;

3. items are not available within a reasonable period of time; and

4. items do not meet the SFO's performance standards.

5.2 ENVIRONMENTALLY PREFERABLE BUILDING PRODUCTS AND MATERIALS (SEP 2000)

A. The Lessor shall use environmentally preferable products and materials where economically feasible. Environmentally preferable products have a lesser or reduced effect on human health and the environment when compared to other products and services that serve the same purpose.

B. Refer to EPA's environmentally preferable products web site, *www.epa.gov/opptintr/epp*. In general, environmentally preferable products and materials do one or more of the following:

1. contain recycled material, are biobased, or have other positive environmental attributes;

2. minimize the consumption of resources, energy, or water;

3. prevent the creation of solid waste, air pollution, or water pollution; and

4. promote the use of non-toxic substances and avoid toxic materials or processes.

5.3 LAYOUT, FINISHES, AND COLORBOARDS (SEP 2000)

A. All building finishes shall be for first class, modern space.

B. The Lessor shall consult with the Contracting Officer prior to developing a minimum of five (5) color boards to include coordinated samples of finishes for all interior elements such as paint, wall coverings, base coving, carpet, window treatments, laminates, and vinyl flooring. All samples provided shall be in compliance with specifications set forth elsewhere in this SFO. Required color boards shall be provided within ten (10) working days of the request for such by the Contracting Officer. The color boards shall be approved by GSA prior to installation. Upon review with the Tenant Agency(ies), a selection of **ONE** color board shall be made within ten (10) working days, and unless otherwise specified prior to lease award, the Offeror may assume that **ONE** color board will be accepted for all finishes in the entire space under lease. No substitutes may be made by the Lessor after the color board is selected.

5.4 WOOD PRODUCTS (SEP 2000)

A. For all new installations of wood products, the Lessor is encouraged to use independently certified forest products. For information on certification and certified wood products, refer to the Forest Stewardship Council United States web site (*www.fscus.org/*) or the Certified Forest Products Council web site (*www.certifiedwood.org/*).

B. New installations of wood products used under this contract shall not contain wood from endangered wood species, as listed by the Convention on International Trade in Endangered Species. The list of species can be found at the following web site: *www.certifiedwood.org/Resources/CITES/CITESContent.html*.

C. Particle board, strawboard, and plywood materials shall comply with Department of Housing and Urban Development (HUD) standards for formaldehyde emission controls. Plywood materials shall not emit formaldehyde in excess of 0.2 parts per million (ppm), and particleboard materials shall not emit formaldehyde in excess of 0.3 ppm.

5.5 ADHESIVES AND SEALANTS (SEP 2000)

All adhesives employed on this project (including, but not limited to, adhesives for carpet, carpet tile, plastic laminate, wall coverings, adhesives for wood, or sealants) shall be those with the lowest possible VOC content below 20 grams per liter and which meet the requirements of the manufacturer of the products adhered or involved. The Lessor shall use adhesives and sealants with no formaldehyde or heavy metals.

5.6 INSULATION: THERMAL, ACOUSTIC, AND HVAC (SEP 2000)

A. All insulation products shall contain recovered materials as required by EPA's CPG and related recycled content recommendations.

B. No insulation installed with this project shall be material manufactured using chlorofluorocarbons (CFC's), nor shall CFC's be used in the installation of the product.

C. All insulation containing fibrous materials exposed to air flow shall be rated for that exposure or shall be encapsulated.

D. Insulating properties for all materials shall meet or exceed applicable industry standards. Polystyrene products shall meet American Society for Testing and Materials (ASTM) C578-91.

5.7 CEILINGS (SEP 2000)

A. Ceilings shall be at least 9 feet, 0 inches and no more than 12 feet, 0 inches measured from floor to the lowest obstruction. Areas with raised flooring shall maintain these ceiling height limitations above the finished raised flooring. Bulkheads and hanging or surface-mounted light fixtures which impede traffic ways shall be avoided. Ceilings shall be uniform in color and appearance throughout the leased space, with no obvious damage to tiles or grid.

B. Ceilings shall have a minimum noise reduction coefficient (NRC) of 0.60 throughout the Government-demised area.

C. Prior to closing the ceiling, the Lessor shall coordinate with the Government for the installation of any items above the ceiling.

D. Should the ceiling be installed in the Government-demised area prior to the Tenant Improvements, then the Lessor shall be responsible for all costs in regard to the disassembly, storage during alterations, and subsequent re-assembly of any of the ceiling components which may be required to complete the Tenant Improvements. The Lessor shall also bear the risk for any damage to the ceiling or any components thereof during the alterations.

E. Ceilings shall be a flat plane in each room and shall be suspended with ample light fixtures and finished as follows unless an alternate equivalent is pre-approved by the Contracting Officer:

1. *Restrooms.* Plaster or pointed and taped gypsum board.

2. *Offices and Conference Rooms.* Mineral and acoustical tile or lay in panels with textured or patterned surface and tegular edges or an equivalent pre-approved by the Contracting Officer. Tiles or panels shall contain recycled content.

3. *Corridors and Eating/Galley Areas.* Plaster or pointed and taped gypsum board or mineral acoustical tile.

5.8 WALL COVERINGS (SEP 2000)

A. <u>BUILDING SHELL</u>:

1. *Physical Requirements.*

   a. Prior to occupancy, all restrooms within the building common areas of Government-occupied floors shall have 1) ceramic tile in splash areas and 2) vinyl wall covering not less than 13 ounces per square yard as specified in Federal Specification (FS) CCC-W-408C on remaining wall areas or an equivalent pre-approved by the Contracting Officer.

   b. Prior to occupancy, all elevator areas which access the Government-demised area and hallways accessing the Government-demised area shall be covered with vinyl wall coverings not less than 22 ounces per square yard as specified in FS CCC-W-408C or an equivalent pre-approved by the Contracting Officer.

2. *Replacement.* All wall covering shall be maintained in "like new" condition for the life of the lease. Wall covering shall be replaced or repaired at the Lessor's expense any time during the Government's occupancy if it is torn, peeling or permanently stained; the ceramic tile in the restrooms shall be replaced or repaired if it is loose, chipped, broken, or permanently discolored. All repair and replacement work shall be done after working hours.

B. <u>TENANT IMPROVEMENT INFORMATION</u>:

1. In the event the Government chooses to install wall covering as part of the Tenant Improvement Allowance, the minimum standard is established as vinyl or polyolefin commercial wall covering weighing not less that 13 ounces per square yard as specified in FS CCC-W-408C or equivalent. The finish shall be pre-approved by the Contracting Officer.

2. All wall covering in the Government-demised area shall be maintained in "like new" condition for the life of the lease. Repair or replacement of wall covering shall be at the Lessor's expense and shall include the moving and returning of furnishings, (except where wall covering has been damaged due to the negligence of the Government), any time during the occupancy by the Government if it is torn, peeling, or permanently stained. All repair and replacement work shall be done after working hours.

5.9 PAINTING (SEP 2000)

A. <u>BUILDING SHELL</u>:

1. The Lessor shall bear the expense for all painting associated with the building shell. These areas shall include all common areas. Exterior perimeter walls and interior core walls within the Government-demised area shall be spackled and prime

painted with low VOC primer. If any building shell areas are already painted prior to Tenant Improvements, then the Lessor shall repaint, at the Lessor's expense, as necessary during Tenant Improvements.

2. Public areas shall be painted at least every 3 years.

B. TENANT IMPROVEMENT INFORMATION:

1. Prior to occupancy, all surfaces within the Government-demised area which are designated by GSA for painting shall be newly finished in colors acceptable to GSA.

2. Where feasible, reprocessed or consolidated latex paint with zero or low VOC shall be used in accordance with EPA's CPG on all painted surfaces. The type of paint shall be acceptable to the Contracting Officer. The Lessor shall follow the manufacturer's recommendations for the application and maintenance of all paint products.

3. Painted surfaces shall be repainted at the Lessor's expense, including the moving and returning of furnishings, any time during the occupancy by the Government if it is peeling or permanently stained, except where damaged due to the negligence of the Government. All work shall be done after normal working hours as defined elsewhere in this SFO.

4. If the Government desires cyclical repainting during the term of the lease, the cost will be borne by the Tenant Agency.

5.10 DOORS: EXTERIOR (SEP 2000)

A. BUILDING SHELL:

1. Exterior doors shall be provided at the Lessor's expense unless explicitly requested by the Government in addition to those provided by the Lessor. Exterior doors shall be weather-tight and shall open outward. Hinges, pivots, and pins shall be installed in a manner which prevents removal when the door is closed and locked.

2. These doors shall have a minimum clear opening of 32" wide x 80" high (per leaf). Doors shall be heavy-duty, flush, 1) hollow steel construction, 2) solid-core wood, or 3) insulated tempered glass. As a minimum requirement, hollow steel doors shall be fully insulated, flush, #16-gauge hollow steel. Solid-core wood doors and hollow steel doors shall be at least 1-3/4 inches thick. Door assemblies shall be of durable finish and shall have an aesthetically-pleasing appearance acceptable to the Contracting Officer. The opening dimensions and operations shall conform to the governing building, fire safety, accessibility for the disabled, and energy codes and/or requirements.

5.11 DOORS: SUITE ENTRY (SEP 2000)

A. TENANT IMPROVEMENT INFORMATION:

Suite entry doors shall be provided as part of the Tenant Improvements at the Government's expense and shall have a minimum clear opening of 32" wide x 84" high (per leaf). Doors shall meet the requirements of being a flush, solid-core, 1-3/4-inch thick, wood door with a natural wood veneer face or an equivalent pre-approved by the Contracting Officer. Hollow core wood doors are not acceptable. They shall be operable by a single effort and shall be in accordance with *National Building Code* requirements. Doors shall be installed in a metal frame assembly, finished with a semi-gloss oil based paint finish.

5.12 DOORS: INTERIOR (SEP 2000)

A. TENANT IMPROVEMENT INFORMATION:

Doors within the Government-demised area shall be provided as part of the Tenant Improvements at the Government's expense and shall have a minimum clear opening of 32" wide x 80" high. Doors shall meet the requirements of being a flush, solid-core, wood door with a natural wood veneer face or an equivalent pre-approved by the Contracting Officer. Hollow core wood doors are not acceptable. They shall be operable with a single effort and shall be in accordance with *National Building Code* requirements. Doors shall be installed in a metal frame assembly, primed and finished with a low VOC semi-gloss oil based paint with no formaldehyde.

5.13 DOORS: HARDWARE (NOV 2005)

A. BUILDING SHELL:

Doors shall have door handles or door pulls with heavyweight hinges. All doors shall have corresponding doorstops (wall- or floor-mounted) and silencers. All public use doors and toilet room doors shall be equipped with kick plates. Exterior doors and all common area doors shall have automatic door closers. All building exterior doors shall have locking devices installed to reasonably deter unauthorized entry. Properly rated and labeled fire door assemblies shall be installed on all fire egress doors.

B. TENANT IMPROVEMENT INFORMATION:

Doors shall have door handles or door pulls with heavy-weight hinges. All doors shall have corresponding door stops (wall- or floor-mounted) and silencers. All door entrances leading into the Government-demised area from public corridors and exterior doors shall have automatic door closers. Doors designated by the Government shall be equipped with 5-pin, tumbler cylinder locks, and strike plates. All locks shall be master keyed. The Government shall be furnished with at least two master keys for each lock. Any exterior entrance shall have a high security lock, with appropriate key control procedures, as determined by Government specifications. Hinge pins and hasps shall be secured against unauthorized removal by using spot welds or peened mounting bolts. The exterior side of the door shall have a lock guard or astragal to prevent jimmying of the latch hardware. Doors used for egress only shall not have any operable exterior hardware. All security-locking arrangements on doors used for egress shall comply with requirements of NFPA 101.

5.14 DOORS: IDENTIFICATION (SEP 2000)

A. BUILDING SHELL:
All signage required in common areas unrelated to tenant identification shall be provided and installed at the Lessor's expense.

B. TENANT IMPROVEMENT INFORMATION:
Door identification shall be installed in approved locations adjacent to office entrances as part of the Tenant Improvement Allowance. The form of door identification shall be approved by the Contracting Officer.

5.15 PARTITIONS: GENERAL (SEP 2000)

A. BUILDING SHELL:
Partitions in public areas shall be marble, granite, hardwood, sheetrock covered with durable vinyl wall covering, or an equivalent pre-approved by the Contracting Officer.

5.16 PARTITIONS: PERMANENT (SEP 2000)

A. BUILDING SHELL:
Permanent partitions shall extend from the structural floor slab to the structural ceiling slab. They shall be provided by the Lessor at the Lessor's expense as necessary to surround the Government-demised area, stairs, corridors, elevator shafts, toilet rooms, all columns, and janitor closets. They shall have a flame spread rating of 25 or less and a smoke development rating of 50 or less (ASTM E-84). Stairs, elevators, and other floor openings shall be enclosed by partitions and shall have the fire resistance required by National Fire Protection Association (NFPA) Standard 101, *Life Safety Code*.

5.17 PARTITIONS: SUBDIVIDING (SEP 2000)

A. BUILDING SHELL:
Any demolition of existing improvements which is necessary to satisfy the Government's layout shall be done at the Lessor's expense.

B. TENANT IMPROVEMENT INFORMATION:

1. Office subdividing partitions shall comply with applicable building codes and local requirements and shall be provided at the expense of the Government. Partitioning shall extend from the finished floor to the finished ceiling and shall be designed to provide a sound transmission class (STC) of 37. Partitioning shall be installed by the Lessor at locations to be determined by the Government as identified in the design intent drawings. They shall have a flame spread rating of 25 or less and a smoke development rating of 50 or less (ASTM E-84).

2. HVAC shall be rebalanced and lighting repositioned, as appropriate, after installation of partitions.

3. Partitioning requirements may be met with existing partitions if they meet the Government's standards and layout requirements.

5.18 FLOOR COVERING AND PERIMETERS (SEP 2000)

A. BUILDING SHELL:

1. Exposed interior floors in primary entrances and lobbies shall be marble, granite, terrazzo, or an equivalent pre-approved by the Contracting Officer. Exposed interior floors in secondary entrances, elevator lobbies, and primary interior corridors shall be high-grade carpet, marble, granite, terrazzo, durable vinyl composite tile, or an equivalent pre-approved by the Contracting Officer. Resilient flooring, or an equivalent pre-approved by the Contracting Officer, shall be used in telecommunications rooms. Floor perimeters at partitions shall have wood, rubber, vinyl, marble, carpet base, or an equivalent pre-approved by the Contracting Officer.

2. Terrazzo, unglazed ceramic tile, recycled glass tile, and/or quarry tile shall be used in all toilet and service areas unless another covering is pre-approved by the Contracting Officer.

B. CARPET – REPAIR OR REPLACEMENT:

1. Except when damaged by the Government, the Lessor shall repair or replace carpet at the Lessor's expense at any time during the lease term when:

   a. backing or underlayment is exposed;

   b. there are noticeable variations in surface color or texture; or

   c. tears and tripping hazards are present.

2. Repair or replacement shall include the moving and returning of furnishings. Work shall be performed after normal working hours as defined elsewhere in this SFO.

C. RESILIENT FLOORING – REPAIR OR REPLACEMENT:

1. Except when damaged by the Government, the Lessor shall repair or replace resilient flooring at the Lessor's expense at any time during the lease term when:

   a. it has curls, upturned edges, or other noticeable variations in texture.

2. Repair or replacement shall include the moving and returning of furnishings. Work shall be performed after normal working hours as defined elsewhere in this SFO.

D. TENANT IMPROVEMENT INFORMATION:

1. Floor covering shall be either carpet or resilient flooring, as specified in the Government's design intent drawings. Floor perimeters at partitions shall have wood, rubber, vinyl, carpet base, or an equivalent pre-approved by the Contracting Officer.

2. The use of existing carpet may be approved by the Contracting Officer; however, existing carpet shall be repaired, stretched, and cleaned before occupancy and shall meet the static buildup requirement for new carpet.

3. If the Government requires restrooms and/or shower rooms in the Government-demised area, floor covering shall be terrazzo, unglazed ceramic tile, and/or quarry tile.

E. INSTALLATION:
Floor covering shall be installed in accordance with manufacturing instructions to lay smoothly and evenly.

5.19 CARPET TILE (SEP 2000)

A. Any carpet to be newly installed shall meet the following specifications:

1. *Pile Yarn Content.* Pile yarn content shall be staple filament or continuous filament branded by a fiber producer (e.g., Allied, DuPont, Monsanto, BASF), soil-hiding nylon or polyethylene terephthalate (PET) resin.

2. *Environmental Requirements.* The Lessor shall use carpet that meets the "Green Label" requirements of the Carpet and Rug Institute unless an exception is granted by the Contracting Officer.

3. *Carpet Pile Construction.* Carpet pile construction shall be tufted level loop, level cut pile, or level cut/uncut pile.

4. *Pile Weight.* Pile weight shall be a minimum of 26 ounces per square yard for level loop and cut pile. Pile weight shall be a minimum of 32 ounces per square yard for plush and twist.

5. *Secondary Back.* The secondary back shall be polyvinyl chloride, ethylene vinyl acetate, polyurethane, polyethylene, bitumen, or olefinic hardback reinforced with fiberglass.

6. *Total Weight.* Total weight shall be a minimum of 130 ounces per square yard.

7. *Density.* The density shall be 100 percent nylon (loop and cut pile) with a minimum of 4,000; other fibers, including blends and combinations with a minimum of 4,500.

8. *Pile Height.* The minimum pile height shall be 1/8 inch. The combined thickness of the pile, cushion, and backing height shall not exceed 1/2 inch (13 mm).

9. *Static Buildup.* Static buildup shall be a maximum of 3.5 kilovolt, when tested in accordance with AATCC-134.

10. *Carpet Construction.* Carpet construction shall be a minimum of 64 tufts per square inch.

5.20 ACOUSTICAL REQUIREMENTS (SEP 2000)

A. BUILDING SHELL:

1. *Reverberation Control.* Ceilings in carpeted space shall have a noise reduction coefficient (NRC) of not less than 0.55 in accordance with ASTM C-423. Ceilings in offices, conference rooms, and corridors having resilient flooring shall have an NRC of not less than 0.65.

2. *Ambient Noise Control.* Ambient noise from mechanical equipment shall not exceed noise criteria curve (NC) 35 in accordance with the ASHRAE *Handbook of Fundamentals* in offices and conference rooms; NC 40 in corridors, cafeterias, lobbies, and toilets; NC 50 in other spaces.

3. *Noise Isolation.* Rooms separated from adjacent spaces by ceiling-high partitions (not including doors) shall not be less than the following noise isolation class (NIC) standards when tested in accordance with ASTM E-336:

   a. Conference rooms NIC 40

   b. Offices NIC 35

4. *Testing.*

   a. The Contracting Officer may require, at no cost to the Government, test reports by a qualified acoustical consultant showing that acoustical requirements have been met.

   b. The requirements of this paragraph shall take precedence over any additional specifications in this SFO if there is a conflict.

5.21 WINDOW COVERINGS (SEP 2000)

A. TENANT IMPROVEMENT INFORMATION:

1. *Window Blinds.* All exterior windows shall be equipped with window blinds in new or like new condition, which shall be provided as part of the Tenant Improvement Allowance. The blinds may be aluminum or plastic vertical blinds or horizontal blinds with aluminum slats of 1-inch width or less or an equivalent pre-approved by the Contracting Officer. The window blinds shall have non-corroding mechanisms and synthetic tapes. Color selection will be made by the Contracting Officer.

2. *Draperies.* If draperies are required, the following minimum specifications shall apply:

   a. Fabrics shall be lined with either white or off-white plain lining fabric suited to the drapery fabric weight. Draperies shall be either floor-, apron-, or sill-length, as specified by the Government, and shall be wide enough to cover window and trim. Draperies shall be hung with drapery hooks on well-anchored heavy duty traverse rods. Traverse rods shall draw from either the center, right, or left side.

   b. Construction. Any draperies to be newly installed, shall be made as follows:

      i. fullness of 100 percent, including overlap, side hems, and necessary returns;
      ii. double headings of 4 inches turned over a 4-inch permanently finished stiffener;
      iii. doubled side hems of 1-1/2 inches; 4-inch doubled and blind stitched bottom hems;
      iv. three-fold pinch pleats;
      v. safety stitched intermediate seams;
      vi. matched patterns;
      vii. tacked corners; and
      viii. no raw edges or exposed seams.

   c. Use of existing draperies must be approved by the Contracting Officer.

5.22 BUILDING DIRECTORY (SEP 2000)

A. BUILDING SHELL:

A tamper-proof directory with lock shall be provided in the building lobby listing the Government agency(ies). It must be acceptable to the Contracting Officer.

5.23 FLAG POLE (SEP 2000)

A. BUILDING SHELL:

If the Government is the sole occupant of the building, a flag pole shall be provided at a location to be approved by the Contracting Officer. The flag will be provided by the Government. This requirement may be waived if determined inappropriate by GSA.

6.0 MECHANICAL, ELECTRICAL, PLUMBING

6.1 MECHANICAL, ELECTRICAL, PLUMBING: GENERAL (SEP 2000)

A. BUILDING SHELL:

The Lessor shall provide and operate all building equipment and systems in accordance with applicable technical publications, manuals, and standard procedures. Mains, lines, and meters for utilities shall be provided by the Lessor. Exposed ducts, piping, and conduits are not permitted in office space.

6.2 ENERGY COST SAVINGS (SEP 2000)

A. The Offeror is encouraged to use 1) Energy Savings Performance Contracts (ESPC) or 2) utility agreements to achieve, maintain, and/or exceed the ENERGY STAR Benchmark Score of 75. The Offeror is encouraged to include shared savings in the offer as a result of energy upgrades where applicable. The ENERGY STAR Online Benchmark Tool can be found at the *www.epa.gov/energystar* web site.

B. All new construction shall achieve an ENERGY STAR Building Label within 1 year after reaching 95 percent occupancy and will continue to retain the ENERGY STAR Building Label if the level of performance is maintained.

C. The Offeror may obtain a list of energy service companies qualified under the Energy Policy Act to perform ESPC, as well as additional information on cost-effective energy efficiency, renewables, and water conservation. For the ESPC qualified list, refer to the *www.eren.doe.gov/femp* web site, or call the FEMP Help Desk at 1-800-566-2877.

6.3 DRINKING FOUNTAINS (SEP 2000)

A. BUILDING SHELL:

The Lessor shall provide, on each floor of office space, a minimum of one chilled drinking fountain within every 150 feet, 0 inches of travel distance.

6.4 TOILET ROOMS (SEP 2000)

A. BUILDING SHELL:

1. Separate toilet facilities for men and women shall be provided on each floor occupied by the Government in the building. The facilities shall be located so that employees will not be required to travel more than 200 feet, 0 inches on one floor to reach the toilets. Each toilet room shall have sufficient water closets enclosed with modern stall partitions and doors, urinals (in men's room), and hot (set in accordance with applicable building codes) and cold water. Water closets and urinals shall not be visible when the exterior door is open.

2. Each main toilet room shall contain the following equipment:

   a. a mirror above the lavatory;

   b. a toilet paper dispenser in each water closet stall, that will hold at least two rolls and allow easy, unrestricted dispensing;

   c. a coat hook on the inside face of the door to each water closet stall and on several wall locations by the lavatories;

   d. at least one modern paper towel dispenser, soap dispenser, and waste receptacle for every two lavatories;

   e. a coin-operated sanitary napkin dispenser in women's toilet rooms with a waste receptacle for each water closet stall;

   f. ceramic tile, recycled glass tile, or comparable wainscot from the floor to a minimum height of 4 feet, 6 inches;

   g. a disposable toilet seat cover dispenser; and

   h. a counter area of at least 2 feet, 0 inches in length, exclusive of the lavatories (however, it may be attached to the lavatories) with a mirror above and a ground fault interrupt-type convenience outlet located adjacent to the counter area.

B. If newly installed, toilet partitions shall be made from recovered materials as listed in EPA's CPG.

6.5 TOILET ROOMS: FIXTURE SCHEDULE (SEP 2000)

A. BUILDING SHELL:

1. The toilet fixture schedule specified below shall be applied to each full floor based on one person for each 135 ANSI/BOMA Office Area square feet of office space in a ratio of 20 percent men and 80 percent women.

2. Refer to the schedule separately for each sex.

NUMBER OF MEN*/WOMEN	WATER CLOSETS	LAVATORIES
1 - 15	1	1
16 - 35	2	2
36 - 55	3	3
56 - 60	4	3
61 - 80	4	4
81 - 90	5	4
91 - 110	5	5
111 - 125	6	5
126 - 150	6	**
> 150	***	

* In men's facilities, urinals may be substituted for 1/3 of the water closets specified.

** Add one lavatory for each 45 additional employees over 125.

*** Add one water closet for each 40 additional employees over 150.

3. For new installations:

   a. Water closets shall not use more than 1.6 gallons per flush.

   b. Urinals shall not use more than 1.0 gallons per flush.

   c. Faucets shall not use more than 2.5 gallons per minute at a flowing water pressure of 80 pounds per square inch.

6.6 JANITOR CLOSETS (SEP 2000)

A. BUILDING SHELL:

Janitor closets with service sink, hot and cold water, and ample storage for cleaning equipment, materials, and supplies shall be provided on all floors. Each janitor closet door shall be fitted with an automatic deadlocking latch bolt with a minimum throw of 1/2 inch.

6.7 HEATING AND AIR CONDITIONING (SEP 2000)

A. BUILDING SHELL:

1. Temperatures shall conform to local commercial equivalent temperature levels and operating practices in order to maximize tenant satisfaction. These temperatures shall be maintained throughout the leased premises and service areas, regardless of outside temperatures, during the hours of operation specified in the lease.

2. During non-working hours, heating temperatures shall be set no higher than 55° Fahrenheit, and air conditioning shall not be provided except as necessary to return space temperatures to a suitable level for the beginning of working hours. Thermostats shall be secured from manual operation by key or locked cage. A key shall be provided to the GSA Field Office Manager.

3. Simultaneous heating and cooling are not permitted.

4. Areas having excessive heat gain or heat loss, or affected by solar radiation at different times of the day, shall be independently controlled.

5. *Equipment Performance.* Temperature control for office spaces shall be assured by concealed central heating and air conditioning equipment. The equipment shall maintain space temperature control over a range of internal load fluctuations of plus 0.5 W/sq.ft. to minus 1.5 W/sq.ft. from initial design requirements of the tenant.

6. *HVAC Use During Construction.* The permanent HVAC system may be used to move both supply and return air during the construction process only if the following conditions are met:

   a. a complete air filtration system with 60 percent efficiency filters is installed and properly maintained;

   b. no permanent diffusers are used;

   c. no plenum-type return air system is employed;

d. the HVAC duct system is adequately sealed to prevent the spread of airborne particulate and other contaminants; and

e. following the building "flush-out," all duct systems are vacuumed with portable high-efficiency particulate arrestance (HEPA) vacuums and documented clean in accordance with National Air Duct Cleaners Association (NADCA) specifications.

7. *Ductwork Re-use and Cleaning.* Any ductwork to be reused and/or to remain in place shall be cleaned, tested, and demonstrated to be clean in accordance with the standards set forth by NADCA. The cleaning, testing, and demonstration shall occur immediately prior to Government occupancy to avoid contamination from construction dust and other airborne particulates.

8. *Insulation.* All insulation shall contain recovered materials as required by EPA's CPG and related recycled content recommendations.

9. The Lessor shall conduct HVAC system balancing after any HVAC system alterations during the term of the lease and shall make a reasonable attempt to schedule major construction outside of office hours.

B. TENANT IMPROVEMENT INFORMATION:

1. *Zone Control.* Individual thermostat control shall be provided for office space with control areas not to exceed 2,000 ANSI/BOMA Office Area square feet. Areas which routinely have extended hours of operation shall be environmentally controlled through dedicated heating and air conditioning equipment. Special purpose areas (such as photocopy centers, large conference rooms, computer rooms, etc.) with an internal cooling load in excess of 5 tons shall be independently controlled. Concealed package air conditioning equipment shall be provided to meet localized spot cooling of tenant special equipment. Portable space heaters are prohibited from use.

6.8 VENTILATION (SEP 2000)

A. During working hours in periods of heating and cooling, ventilation shall be provided in accordance with the latest edition of ANSI/ASHRAE Standard 62, *Ventilation for Acceptable Indoor Air Quality.*

B. Air filtration shall be provided and maintained with filters having a minimum efficiency rating as determined by ANSI/ASHRAE Standard 52.2, *Method of Testing General Ventilation Air Cleaning Devices for Removal Efficiency by Particle Size.* Pre-filters shall be 30 percent to 35 percent efficient. Final filters shall be 80 percent to 85 percent efficient for particles at 3 microns.

C. Where the Lessor proposes that the Government shall pay utilities, the following shall apply:

1. an automatic air or water economizer cycle shall be provided to all air handling equipment, and

2. the building shall have a fully functional building automation system capable of control, regulation, and monitoring of all environmental conditioning equipment. The building automation system shall be fully supported by a service and maintenance contract.

6.9 VENTILATION: TOILET ROOMS (DEC 1993)

Toilet rooms shall be properly exhausted, with a minimum of 10 air changes per hour.

6.10 ELECTRICAL: GENERAL (SEP 2000)

The Lessor shall be responsible for meeting the applicable requirements of local codes and ordinances. When codes conflict, the more stringent standard shall apply. Main service facilities shall be enclosed. The enclosure may not be used for storage or other purposes and shall have door(s) fitted with an automatic deadlocking latch bolt with a minimum throw of 1/2 inch. Distribution panels shall be circuit breaker type with 10 percent spare power load and circuits.

6.11 ELECTRICAL: DISTRIBUTION (SEP 2000)

A. BUILDING SHELL:

1. Main power distribution switchboards and distribution and lighting panel boards shall be circuit breaker type with copper buses that are properly rated to provide the calculated fault circuits. All power distribution panel boards shall be supplied with separate equipment ground buses. All power distribution equipment shall be required to handle the actual specified and projected loads plus 10 percent spare load capacity. Distribution panels are required to accommodate circuit breakers for the actual calculated needs plus 10 percent spare circuits that will be equivalent to the majority of other circuit breakers in the panel system. All floors shall have 120/208 V, 3-phase, 4-wire with bond, 60 hertz electric service available.

2. Main distribution for standard office occupancy shall be provided at the Lessor's expense. In no event shall such power distribution (not including lighting and HVAC) for the Government-demised area fall below 7 W per ANSI/BOMA Office Area square foot.

3. Convenience outlets shall be installed in accordance with NFPA Standard 70, *National Electrical Code*, or local code, whichever is more stringent.

B. TENANT IMPROVEMENT INFORMATION:

1. All electrical, telephone, and date outlets within the Government-demised area shall be installed by the Lessor at the expense of the Government in accordance with the design intent drawings. All electrical outlets shall be installed in accordance with NFPA Standard 70, or local code, whichever is more stringent.

2. All tenant outlets shall be marked and coded for ease of wire tracing; outlets shall be circuited separately from lighting. All floor outlets shall be flush with the plane of the finished floor.

3. The Lessor shall ensure that outlets and associated wiring (for electricity, voice, and data) to the workstation(s) shall be safely concealed in partitions, ceiling plenums, in recessed floor ducts, under raised flooring, or by use of a method acceptable to the Contracting Officer. In any case, cable on the floor surface shall be minimized.

6.12 ELECTRICAL: ADDITIONAL DISTRIBUTION SPECIFICATIONS

If the Offeror proposes that building maintenance will be the responsibility of the Government, the Lessor shall provide duplex utility outlets in toilets, corridors, and dispensing areas for maintenance purposes at no cost to the Government. Fuses and circuit breakers shall be plainly marked or labeled to identify circuits or equipment supplied through them.

6.13 TELECOMMUNICATIONS: DISTRIBUTION AND EQUIPMENT (SEP 2000)

A. BUILDING SHELL:

1. Sufficient space shall be provided on the floor(s) where the Government occupies space for the purposes of terminating telecommunications service into the building. The building's telecommunications closets located on all floors shall be vertically-stacked. Telecommunications switchrooms, wire closets, and related spaces shall be enclosed. The enclosure shall not be used for storage or other purposes and shall have door(s) fitted with an automatic door-closer and deadlocking latch bolt with a minimum throw of 1/2 inch.

2. Telecommunications switchrooms, wire closets, and related spaces shall meet applicable Telecommunications Industry Association (TIA) and Electronic Industries Alliance (EIA) standards. These standards include the following:

   a. TIA/EIA-568, *Commercial Building Telecommunications Cabling Standard*,

   b. TIA/EIA 569, *Commercial Building Standard for Telecommunications Pathways and Spaces*,

   c. TIA/EIA-570, *Residential and Light Commercial Telecommunications Wiring Standard*, and

   d. TIA/EIA-607, *Commercial Building Grounding and Bonding Requirements for Telecommunications Standard.*

3. Telecommunications switchrooms, wire closets, and related spaces shall meet applicable NFPA standards. Bonding and grounding shall be in accordance with NFPA Standard 70, *National Electrical Code*, and other applicable NFPA standards and/or local code requirements.

B. TENANT IMPROVEMENT INFORMATION:

Telecommunications floor or wall outlets shall be provided as required. At a minimum, each outlet shall house one 4-pair wire jack for voice and one 4-pair wire jack for data. The Lessor shall ensure that all outlets and associated wiring, copper, coaxial cable, optical fiber, or other transmission medium used to transmit telecommunications (voice, data, video, Internet, or other emerging technologies) service to the workstation shall be safely concealed under raised floors, in floor ducts, walls, columns, or molding. All outlets/junction boxes shall be provided with rings and pull strings to facilitate the installation of cable. Some transmission medium may require special conduit, inner duct, or shielding as specified by the Government.

6.14 TELECOMMUNICATIONS: LOCAL EXCHANGE ACCESS (SEP 2000)

A. BUILDING SHELL:

1. The Government reserves the right to contract its own telecommunications (voice, data, video, Internet or other emerging technologies) service in the space to be leased. The Government may contract with one or more parties to have inside wiring (or other transmission medium) and telecommunications equipment installed.

2. The Lessor shall allow the Government's designated telecommunications providers access to utilize existing building wiring to connect its services to the Government's space. If the existing building wiring is insufficient to handle the transmission requirements of the Government's designated telecommunications providers, the Lessor shall provide access from the point of entry into the building to the Government's floor space, subject to any inherent limitations in the pathway involved.

3. The Lessor shall allow the Government's designated telecommunications providers to affix telecommunications antennae (high frequency, mobile, microwave, satellite, or other emerging technologies), subject to weight and wind load conditions, to roof, parapet, or building envelope as required. Access from the antenna(e) to the leased space shall be provided.

4. The Lessor shall allow the Government's designated telecommunications providers to affix antennae and transmission devices throughout its leased space and in appropriate common areas frequented by the Government's employees so as to allow the use of wireless telephones and communications devices necessary to conduct business.

B. TENANT IMPROVEMENT INFORMATION:

Should the Government's security requirements require sealed conduit to house the telecommunications transmission medium, the Lessor shall provide such conduit at the expense of the Government.

6.15 DATA DISTRIBUTION (SEP 2000)

The Lessor at its expense shall be responsible for purchasing and installing data cable. The Lessor shall ensure that data outlets and the associated wiring used to transmit data to workstations shall be safely concealed in floor ducts, walls, columns, or below access flooring. The Lessor shall provide outlets, which shall include rings and pull strings to facilitate the installation of the data cable. When cable consists of multiple runs, the Lessor shall provide ladder-type cable trays to insure that Lessor-provided cable does not come into contact with suspended ceilings. Cable trays shall form a loop around the perimeter of the Government-demised area such that they are within a 30-foot, 0-inch horizontal distance of any single drop.

6.16 ELECTRICAL, TELEPHONE, DATA FOR SYSTEMS FURNITURE (SEP 2000)

A. TENANT IMPROVEMENT INFORMATION:

1. The Lessor shall provide as part of the Tenant Improvement Allowance separate data, telephone, and electric junction boxes for the base feed connections to Government-provided modular or systems furniture, when such feeds are supplied via wall outlets or floor penetrations. When overhead feeds are used, junction boxes shall be installed for electrical connections. Raceways shall be provided throughout the furniture panels to distribute the electrical, telephone, and data cable. The Lessor shall provide all electrical service wiring and connections to the furniture at designated junction points. Each electrical junction shall contain an 8-wire feed consisting of 3 general-purpose 120-V circuits with 1 neutral and 1 ground wire, and a 120-V isolated-ground circuit with 1 neutral and 1 isolated-ground wire. A 20-ampere circuit shall have no more than 8 general-purpose receptacles or 4 isolated-ground "computer" receptacles.

2. The Government shall at its expense be responsible for purchasing telecommunications cable. Said cable shall be installed and connected to systems furniture by the Lessor/contractor with the assistance and/or advice of the Government or computer vendor. The Lessor shall provide wall-mounted data and telephone junction boxes, which shall include rings and pull strings to facilitate the installation of the data and telecommunications cable. When cable consists of multiple runs, the Lessor shall provide ladder-type cable trays to insure that Government-provided cable does not come into contact with suspended ceilings. Cable trays shall form a loop around the perimeter of the Government-demised area such that they are within a 30-foot, 0-inch horizontal distance of any single drop. Said cable trays shall provide access to both telecommunications data closets and telephone closets.

3. The Lessor shall furnish and install suitably sized junction boxes in the vicinity of the "feeding points" of the furniture panels. All "feeding points" shall be shown on Government-approved design intent drawings. The Lessor shall temporarily cap off the wiring in the junction boxes until the furniture is installed during Phase 2. The Lessor shall make all connections in the power panel and shall keep the circuit breakers off. The Lessor shall identify each circuit with the breaker number and shall identify the computer hardware to be connected to it. The Lessor shall identify each breaker at the panel and identify the devices that it serves.

4. PHASE 2 involves the Lessor's electrical contractor connecting power poles or base feeds in the junction boxes to the furniture electrical system and testing all pre-wired receptacles in the systems furniture. It also involves other Government contractors who will be installing the data cable in the furniture panels for the terminal and printer locations, installing the connectors on the terminal/printer ends of the cable, and continuity testing each cable. All Phase 2 work shall be coordinated and performed in conjunction with the furniture, telephone, and data cable installers. Much of this work may occur over a weekend on a schedule that requires flexibility and on-call visits.

6.17 ADDITIONAL ELECTRICAL CONTROLS

If the Offeror proposes that the Government pay separately for electricity, no more than 500 square feet of office may be controlled by one switch or automatic light control for all space on the Government meter, either through a building automation system, time clock, occupant sensor, or other comparable system acceptable to the Contracting Officer.

6.18 ELEVATORS (SEP 2000)

A. The Lessor shall provide suitable passenger and freight elevator service to any Government-demised area not having ground level access. Service shall be available during the hours specified in the "Normal Hours" paragraph in the SERVICES, UTILITIES, MAINTENANCE section of this SFO. However, one passenger and one freight elevator shall be available at all times for Government use. The freight elevator shall be accessible to the loading areas. When possible, the Government shall be given 24-hour advance notice if the service is to be interrupted for more than 1-1/2 hours. Normal service interruption shall be scheduled outside of the Government's normal working hours. The Lessor shall also use best efforts to minimize the frequency and duration of unscheduled interruptions.

B. CODE:

Elevators shall conform to the current edition of the American Society of Mechanical Engineers ANSI/(ASME) A17.1, *Safety Code for Elevators and Escalators*, except that elevator cabs are not required to have a visual or audible signal to notify passengers during automatic recall. Elevator lobby smoke detectors shall not activate the building fire alarm system but shall signal the fire department or central station services and capture the elevators. The elevator shall be inspected and maintained in accordance with the current edition of the ANSI/ASME A17.2, *Inspectors' Manual for Elevators*. All elevators shall meet both the ADAAG and the UFAS requirements.

C. SAFETY SYSTEMS:

Elevators shall be equipped with telephones or other two-way emergency signaling systems. The system used shall be marked and shall reach an emergency communication location staffed during normal operating hours when the elevators are in service. When Government occupancy is 3 or more floors above grade, automatic elevator emergency recall is required.

D. SPEED:
The passenger elevators shall have a capacity to transport in 5 minutes 15 percent of the normal population of all upper floors (based on 150 square feet per person). Further, the dispatch interval between elevators during the up-peak demand period shall not exceed 35 seconds.

E. INTERIOR FINISHES:
Elevator cab walls shall be hardwood, marble, granite, or an equivalent pre-approved by the Contracting Officer. Elevator cab floors shall be marble, granite, terrazzo, or an equivalent pre-approved by the Contracting Officer.

6.19 LIGHTING: INTERIOR AND PARKING (NOV 2005)

A. BUILDING SHELL:

1. The Lessor shall provide interior lighting, as part of the building shell cost, in accordance with the following:

   a. Modern, diffused fluorescent fixtures using no more than 2.0 W per ANSI/BOMA Office Area square foot shall be provided. Such fixtures shall be capable of producing a light level of 50 average maintained foot-candles at working surface height throughout the space. Tubes shall then be removed to provide 1) 30 foot-candles in portions of work areas other than work surfaces and 2) 1 foot-candle to 10 foot-candles, or minimum levels sufficient to ensure safety, in non-working areas. Exceptions may be granted by the GSA Buildings Manager. When the space is not in use by the Government, interior and exterior lighting, except that essential for safety and security purposes, shall be turned off.

   b. Exterior parking areas, vehicle driveways, pedestrian walkways, and building perimeter shall have 5 foot-candles for doorway areas, 3 foot-candles for transition areas (including stairwells), and at least 1 foot-candle overlapping throughout the lot, except where local codes conflict. Illumination shall be designed based on Illuminating Engineering Society of North America (IESNA) standards. Indoor parking shall have a minimum of 10 foot-candles and shall be designed based on IESNA standards. The intent is to provide adequate lighting at entrances/exits, garages, parking lots or other adjacent areas to the building to discourage crimes against persons.

   c. Exterior building lighting must have emergency power backup to provide for safe evacuation of the building in case of natural disaster, power outage, or criminal/terrorist activity.

   d. The Lessor shall provide occupancy sensors and/or scheduling controls through the building automation system to reduce the hours that the lights are on when the space is unoccupied. Daylight dimming controls shall be used in atriums or other space where daylight can contribute to energy savings.

   e. Lighting shall be controlled by occupancy sensors arranged to control open areas, individual offices, conference rooms, toilet rooms within the Government-demised area, and all other programmed spaces or rooms within the leased space. The control system shall provide an optimal mix of infrared and ultrasonic sensors suitable for the configuration and type of space. Occupancy sensors shall be located so that they have a clear view of the room or area they are monitoring. No more than 1,000 ANSI/BOMA Office Area square feet of open space shall be controlled by occupancy sensor. All occupancy sensors shall have manual switches to override the light control. Such switches shall be located by door openings in accordance with both the ADAAG and the UFAS. If light switches are to be used instead of occupancy sensors or in combination with occupancy sensors, the Offeror shall notify the Government during the negotiation process.

7.0 SERVICES, UTILITIES, MAINTENANCE

7.1 SERVICES, UTILITIES, MAINTENANCE: GENERAL

Services, utilities, and maintenance shall be provided by the Lessor as part of the rental consideration. The Lessor shall have a building superintendent or a locally designated representative available to promptly correct deficiencies.

7.2 NORMAL HOURS

Services, utilities, and maintenance shall be provided daily, extending 6:30 a.m. to 5:30 p.m except Saturdays, Sundays, and federal holidays.

7.3 OVERTIME USAGE (SEP 2000)

A. The Government shall have access to the leased space at all times without additional payment, including the use, during other than normal hours, of necessary services and utilities such as elevators, toilets, lights, and electric power.

B. If heating or cooling is required on an overtime basis, such services will be ordered orally or in writing by the Contracting Officer or the GSA Buildings Manager. When ordered, services shall be provided at the hourly rate established in the contract. Costs for personal services shall only be included as authorized by the Government.

C. When the cost of service is $2,000 or less, the service may be ordered orally. An invoice shall be submitted to the official placing the order for certification and payment. Orders for services costing more than $2,000 shall be placed using GSA Form 300, Order for Supplies or Services. The two clauses from GSA Form 3517, General Clauses, 552.232-75, *Prompt Payment*, and 552.232-70, *Invoice Requirements (Variation)*, apply to all orders for overtime services.

D. All orders are subject to the terms and conditions of this lease. In the event of a conflict between an order and this lease, the lease shall control.

7.4 UTILITIES

The Lessor shall ensure that utilities necessary for operation are provided and that all associated costs are included as a part of the established rental rate.

7.5 BUILDING OPERATING PLAN

If the cost of utilities is not included as part of the rental consideration, the Offeror shall submit a building operating plan with the offer. Such plan shall include a schedule of startup and shutdown times for operation of each building system, such as lighting, HVAC, and plumbing which is necessary for the operation of the building. Such plan shall be in operation on the effective date of the lease.

7.6 JANITORIAL SERVICES (SEP 2000)

A. The Lessor shall provide janitorial services for the leased space, public areas, entrances, and all other common areas and shall provide replacement of supplies. Janitorial services shall be performed each workday between the hours of 6:30 a.m. and 5:30 p.m. Refer to attached Special Requirements for additional requirements.

B. <u>SELECTION OF CLEANING PRODUCTS</u>:
The Lessor shall make careful selection of janitorial cleaning products and equipment to:

1. use products that are packaged ecologically;

2. use products and equipment considered environmentally beneficial and/or recycled products that are phosphate-free, non-corrosive, non-flammable, and fully biodegradable; and

3. minimize the use of harsh chemicals and the release of irritating fumes.

4. Examples of acceptable products may be found at *http://pub.fss.gsa.gov/environ/clean-prod-catalog.html.*

C. <u>SELECTION OF PAPER PRODUCTS</u>:
The Lessor shall select paper and paper products (i.e., bathroom tissue and paper towels) with recycled content conforming to EPA's CPG.

D. The Lessor shall maintain the leased premises, including outside areas, in a clean condition and shall provide supplies and equipment. The following schedule describes the level of services intended. Performance will be based on the Contracting Officer's evaluation of results, not the frequency or method of performance.

1. *Daily.* Empty trash receptacles, and clean ashtrays. Sweep entrances, lobbies, and corridors. Spot sweep floors, and spot vacuum carpets. Clean drinking fountains. Sweep and damp mop or scrub toilet rooms. Clean all toilet fixtures, and replenish toilet supplies. Dispose of all trash and garbage generated in or about the building. Wash inside and out or steam clean cans used for collection of food remnants from snack bars and vending machines. Dust horizontal surfaces that are readily available and visibly require dusting. Spray buff resilient floors in main corridors, entrances, and lobbies. Clean elevators and escalators. Remove carpet stains. Police sidewalks, parking areas, and driveways. Sweep loading dock areas and platforms. Clean glass entry doors to the Government-demised area.

2. *Three Times a Week.* Sweep or vacuum stairs.

3. *Weekly.* Damp mop and spray buff all resilient floors in toilets and health units. Sweep sidewalks, parking areas, and driveways (weather permitting).

4. *Every Two Weeks.* Spray buff resilient floors in secondary corridors, entrance, and lobbies. Damp mop and spray buff hard and resilient floors in office space.

5. *Monthly.* Thoroughly dust furniture. Completely sweep and/or vacuum carpets. Sweep storage space. Spot clean all wall surfaces within 70 inches of the floor.

6. *Every Two Months.* Damp wipe toilet wastepaper receptacles, stall partitions, doors, window sills, and frames. Shampoo entrance and elevator carpets.

7. *Three Times a Year.* Dust wall surfaces within 70 inches of the floor, vertical surfaces and under surfaces. Clean metal and marble surfaces in lobbies. Wet mop or scrub garages.

8. *Twice a Year.* Wash all interior and exterior windows and other glass surfaces. Strip and apply four coats of finish to resilient floors in toilets. Strip and refinish main corridors and other heavy traffic areas.

9. *Annually.* Wash all venetian blinds, and dust 6 months from washing. Vacuum or dust all surfaces in the building of 70 inches from the floor, including light fixtures. Vacuum all draperies in place. Strip and refinish floors in offices and secondary lobbies and corridors. Shampoo carpets in corridors and lobbies. Clean balconies, ledges, courts, areaways, and flat roofs.

10. *Every Two Years.* Shampoo carpets in all offices and other non-public areas.

11. *Every Five Years.* Dry clean or wash (as appropriate) all draperies.

12. *As Required.* Properly maintain plants and lawns. Remove snow and ice from entrances, exterior walks, and parking lots of the building. Provide initial supply, installation, and replacement of light bulbs, tubes, ballasts, and starters. Replace worn floor coverings (this includes the moving and returning of furnishings). Control pests as appropriate, using Integrated Pest Management techniques.

7.7 SCHEDULE OF PERIODIC SERVICES

Within 60 days after occupancy by the Government, the Lessor shall provide the Contracting Officer with a detailed written schedule of all periodic services and maintenance to be performed other than daily, weekly, or monthly.

7.8 LANDSCAPE MAINTENANCE

Performance will be based on the Contracting Officer's evaluation of results and not the frequency or the method of performance. Landscape maintenance shall be performed during the growing season on a weekly cycle and shall consist of watering, mowing, and policing the area to keep it free of debris. Pruning and fertilization shall be done on an as needed basis. In addition, dead or dying plants shall be replaced.

7.9 FLAG DISPLAY

The Lessor shall be responsible for flag display on all workdays and federal holidays. The Government will provide instructions when flags shall be flown at half-staff.

7.10 MAINTENANCE AND TESTING OF SYSTEMS (SEP 2000)

A. The Lessor is responsible for the total maintenance and repair of the leased premises. Such maintenance and repairs include site and private access roads. All equipment and systems shall be maintained to provide reliable, energy-efficient service without unusual interruption, disturbing noises, exposure to fire or safety hazards, uncomfortable drafts, excessive air velocities, or unusual emissions of dirt. The Lessor's maintenance responsibility includes initial supply and replacement of all supplies, materials, and equipment necessary for such maintenance. Maintenance, testing, and inspection of appropriate equipment and systems shall be done in accordance with applicable codes, and inspection certificates shall be displayed as appropriate. Copies of all records in this regard shall be forwarded to the GSA Field Office Manager or a designated representative.

B. Without any additional charge, the Government reserves the right to require documentation of proper operations or testing prior to occupancy of such systems as fire alarm, sprinkler, emergency generator, etc. to ensure proper operation. These tests shall be witnessed by a designated representative of the Contracting Officer.

8.0 SAFETY AND ENVIRONMENTAL MANAGEMENT

8.1 CERTIFICATE OF OCCUPANCY (MAY 2005)

The Lessor shall provide a valid Certificate of Occupancy, issued by the local jurisdiction, for the intended use of the Government and shall maintain and operate the building in conformance with current local codes and ordinances. If the local jurisdiction does not issue Certificates of Occupancy, the Offeror shall obtain the services of a licensed fire protection engineer to verify the offered space meets all applicable local codes and ordinances to ensure an acceptable level of safety is provided.

8.2 FIRE PROTECTION AND LIFE SAFETY (MAY 2005)

A. Offered space shall meet or be upgraded to meet prior to occupancy, the applicable egress requirements in the National Fire Protection Association (NFPA) 101, *Life Safety Code*, or an alternative approach or method for achieving a level of safety deemed equivalent and acceptable by the Government.

B. Offered space shall provide unrestrictive access to a minimum of two remote exits on each floor of Government occupancy. Scissor stairs shall only be counted as one approved exit. Open air exterior fire escapes shall not be counted as an approved exit.

8.3 AUTOMATIC FIRE SPRINKLER SYSTEM (MAY 2005)

A. Offered space located below-grade, including parking garage areas, and all areas in a building referred to as "hazardous areas" (defined in NFPA 101) that are located within the entire building (including non-Government areas) shall be protected by an automatic fire sprinkler system or an equivalent level of safety.

B. For buildings in which any portion of the offered space is on or above the sixth floor, then, at a minimum, the building up to and including the highest floor of Government occupancy shall be protected by an automatic fire sprinkler system or an equivalent level of safety.

C. For buildings in which any portion of the offered space is on or above the sixth floor, and lease of the offered space will result, either individually or in combination with other Government leases in the offered building, in the Government leasing 35,000 square feet or more ANSI/BOMA Office Area square feet of space in the offered building, then the entire building shall be protected throughout by an automatic fire sprinkler system or an equivalent level of safety.

D. Automatic sprinkler system(s) shall be maintained in accordance with the requirements of the applicable local codes or NFPA 25, *Standard for the Inspection, Testing, and Maintenance of Water-based Fire Protection Systems.*

E. Definitions:

1. "Automatic sprinkler system" means an electronically supervised, integrated system of underground and overhead piping, designed in accordance with National Fire Protection Association (NFPA) 13, *Installation of Sprinkler Systems*. The system is usually activated by heat from fire and discharges water over the fire area. The system includes an adequate water supply.

2. "Equivalent level of safety" means an alternative design or system (which may include automatic sprinkler systems), based upon fire protection engineering analysis, which achieves a level of safety equal to or greater than that provided by automatic sprinkler systems.

8.4 FIRE ALARM SYSTEM (MAY 2005)

A. A building-wide fire alarm system shall be installed in buildings in which any portion of the offered space is located 2 or more stories above the lowest level of exit discharge. The fire alarm system shall meet the installation and operational requirements of the applicable local codes and ordinances (current as of the date of this SFO) adopted by the jurisdiction in which the building is located.

B. The fire alarm system shall be maintained in accordance with the requirements of the applicable local codes or NFPA 72, *National Fire Alarm Code.* The fire alarm system wiring and equipment shall be electrically-supervised and shall automatically notify the local fire department or approved central station. Emergency power shall be provided for the fire alarm system.

8.5 OSHA REQUIREMENTS (SEP 2000)

The Lessor shall maintain buildings and space in a safe and healthful condition according to OSHA standards.

8.6 ASBESTOS (SEP 2000)

The leased space shall be free of all asbestos-containing materials, except undamaged asbestos flooring in the space or undamaged boiler or pipe insulation outside the space, in which case an asbestos management program conforming to EPA guidance shall be implemented.

8.7 INDOOR AIR QUALITY (SEP 2000)

A. The Lessor shall control contaminants at the source and/or operate the space in such a manner that the GSA indicator levels for carbon monoxide (CO), carbon dioxide (CO_2), and formaldehyde (HCHO) are not exceeded. The indicator levels for office areas shall be: CO - 9 ppm time-weighted average (TWA - 8-hour sample); CO_2 - 1,000 ppm (TWA); HCHO - 0.1 ppm (TWA).

INITIALS: [signature] & [signature]
LESSOR GOV'T

B. The Lessor shall make a reasonable attempt to apply insecticides, paints, glues, adhesives, and HVAC system cleaning compounds with highly volatile or irritating organic compounds, outside of working hours. The Lessor shall provide at least 72 hours advance notice to the Government before applying noxious chemicals in occupied spaces and shall adequately ventilate those spaces during and after application.

C. The Lessor shall promptly investigate indoor air quality (IAQ) complaints and shall implement the necessary controls to address the complaint.

D. The Government reserves the right to conduct independent IAQ assessments and detailed studies in space that it occupies, as well as in space serving the Government-demised area (e.g., common use areas, mechanical rooms, HVAC systems, etc.). The Lessor shall assist the Government in its assessments and detailed studies by 1) making available information on building operations and Lessor activities; 2) providing access to space for assessment and testing, if required; and 3) implementing corrective measures required by the Contracting Officer.

E. The Lessor shall provide to the Government material safety data sheets (MSDS) upon request for the following products prior to their use during the term of the lease: adhesives, caulking, sealants, insulating materials, fireproofing or firestopping materials, paints, carpets, floor and wall patching or leveling materials, lubricants, clear finish for wood surfaces, janitorial cleaning products, pesticides, rodenticides, and herbicides. The Government reserves the right to review such products used by the Lessor within 1) the Government-demised area; 2) common building areas; 3) ventilation systems and zones serving the leased space; and 4) the area above suspended ceilings and engineering space in the same ventilation zone as the leased space.

8.8 RADON IN AIR (SEP 2000)

If space planned for occupancy by the Government is on the second floor above grade or lower, the Lessor shall, prior to occupancy, test the leased space for 2 days to 3 days using charcoal canisters or electret ion chambers to ensure that radon in air levels are below EPA's action concentration of 4 picoCuries per liter. After the initial testing, a follow-up test for a minimum of 90 days using alpha track detectors or electret ion chambers shall be completed.

8.9 RADON IN WATER (SEP 2000)

A. The Lessor shall demonstrate that water provided in the leased space is in compliance with EPA requirements and shall submit certification to the Contracting Officer prior to the Government occupying the space.

B. If the EPA action level is reached or exceeded, the Lessor shall institute appropriate abatement methods which reduce the radon levels to below this action level.

8.10 HAZARDOUS MATERIALS (OCT 1996)

The leased space shall be free of hazardous materials according to applicable federal, state, and local environmental regulations.

8.11 RECYCLING (SEP 2000)

Where state and/or local law, code, or ordinance require recycling programs for the space to be provided pursuant to this SFO, the successful Offeror shall comply with such state and/or local law, code, or ordinance in accordance with GSA Form 3517, General Clauses, 552.270-8, *Compliance with Applicable Law*. In all other cases, the successful Offeror shall establish a recycling program in the leased space where local markets for recovered materials exist. The Lessor agrees, upon request, to provide the Government with additional information concerning recycling programs maintained in the building and in the leased space.

8.12 OCCUPANT EMERGENCY PLANS (NOV 2005)

The Lessor is required to participate in the development and implementation of the Government Occupant Emergency Plan. The Occupant Emergency Plan shall include procedures for notification of the Lessor's building engineer or manager, building security, local emergency personnel, and GSA personnel for possible shutdown of the air-handling units.

9.0 LEASE SECURITY STANDARDS

9.1 GENERAL REQUIREMENTS (NOV 2005)

A. Overview of Lease Security Standards:

1. The Government will determine security standards for facilities and agency space requirements. Security standards will be assessed based upon tenant agency mix, size of space requirement, number of employees, use of the space, location of the facility, configuration of the site and lot, and public access into and around the facility. The Government will designate a security level from Level I to Level IV for each space requirement. The Contracting Officer (or the Contracting Officer's designated representative) will provide the security level designation as part of the space requirement. A copy of the Government's security standards is available at www.oca.gsa.gov.

2. The Contracting Officer (or the Contracting Officer's designated representative) will identify all required security standards.

3. Within 120 days of lease award, or at the time of submission of working/construction drawings, whichever is earlier, the Lessor shall provide the Government with itemized costs of the security items in this section. Additionally, the Lessor shall provide the cost per square foot of those items designated "shell" in this section as submitted in the final offer.

4. A security level designation may be determined by the individual space requirement or by the assessed, cumulative tenant agency mix within a given facility. If an Offeror is offering space in a facility currently housing a federal agency, the security level designation of the facility may be increased and the Offeror may be required to adhere to a higher security standard than other Offerors competing for the same space requirement. If two or more federal space requirements are being competed at the same time, an Offeror submitting on both or more space requirements may be subject to a higher security standard if the Offeror is determined to be the successful Offeror on more than one space requirement. It is incumbent upon the Offeror to prepare the Offeror's proposal accordingly.

5. Level I requirements have been incorporated into the paragraphs entitled, *Lighting: Interior and Parking*, and *Doors: Hardware* as part of this SFO. If this SFO is used for a Level I space requirement, the Level II lease security standards, as determined by the Government, shall become the minimum lease security standards for this requirement.

9.2 DETERRENCE TO UNAUTHORIZED ENTRY (NOV 2005)

The Lessor shall provide a level of security that reasonably prevents unauthorized entry to the space during non-duty hours and deters loitering or disruptive acts in and around the space leased. The Lessor shall ensure that security cameras and lighting are not obstructed.

9.3 ACCESS TO UTILITY AREAS (NOV 2005)

Utility areas shall be secure, and only authorized personnel shall have access.

9.4 EMERGENCY POWER TO CRITICAL SYSTEMS (TENANT IMPROVEMENT) (NOV 2005)

Emergency power backup is required for all alarm systems, CCTV monitoring devices, fire detection systems, entry control devices, lighting, etc., and special equipment, as identified elsewhere in the SFO.

9.5 MECHANICAL AREAS AND BUILDING ROOFS (NOV 2005)

A. Keyed locks, keycards, or similar security measures shall strictly control access to mechanical areas. Additional controls for access to keys, keycards, and key codes shall be strictly maintained. The Lessor shall develop and maintain accurate HVAC diagrams and HVAC system labeling within mechanical areas.

D. Roofs with HVAC systems shall also be secured. Fencing or other barriers may be required to restrict access from adjacent roofs based on a Government Building Security Assessment. Roof access shall be strictly controlled through keyed locks, keycards, or similar measures. Fire and life safety egress shall be carefully reviewed when restricting roof access.

9.6 ACCESS TO BUILDING INFORMATION (NOV 2005)

Building Information—including mechanical, electrical, vertical transport, fire and life safety, security system plans and schematics, computer automation systems, and emergency operations procedures—shall be strictly controlled. Such information shall be released to authorized personnel only, approved by the Government, preferably by the development of an access list and controlled copy numbering. The Contracting Officer may direct that the names and locations of Government tenants not be disclosed in any publicly accessed document or record. If that is the case, the Government may request that such information not be posted in the building directory

9.7 POSTING OF GOVERNMENT RULES AND REGULATIONS (TENANT IMPROVEMENT) (NOV 2005)

The Government will post applicable Government rules and regulations at the entrance to any Government-occupied space for such things as, but not limited to, barring the unauthorized possession of firearms and dangerous weapons. The Government will coordinate with the Lessor to ensure signage is consistent with the Lessor's standards.

9.8 DEVELOPMENT, IMPLEMENTATION, AND PERIODIC REVIEW OF OCCUPANT EMERGENCY PLANS (NOV 2005)

The Lessor shall cooperate and participate in the development of an Occupant Emergency Plan (OEP) and if necessary, a supplemental Sheltering-in Place (SIP) Plan. Periodically, the Government may request that the Lessor assist in reviewing and revising the OEP and SIP plan(s).

9.9 BUILDING SECURITY PLAN (NOV 2005)

The Offeror shall provide a Pre-Lease Building Security Plan, as attached, with the offer that addresses its compliance with the lease security standards, as described in this SFO and its attachments.

9.10 ADDITIONAL SECURITY MEASURES AS DETERMINED BY THE GOVERNMENT (NOV 2005)

The Government reserves the right, prior to the submission of final revised proposals, to require additional security measures to meet specific tenant occupancy requirements, as may be determined by the Government's building security assessment or any type of Government risk assessment evaluation of the proposed building, location, and tenant mix.

9.11 BACKGROUND SECURITY CHECKS (NOV 2005)

Background Security Checks for Contract Service Personnel:

A. The Government will conduct background checks on contractors with routine access to Government leased space.

B. The Lessor shall submit completed fingerprint charts and personal history statements for each employee of the Lessor as well as employees of the Lessor's contractors or subcontractors who will provide building operating services requiring routine access to the Government's leased space. The Government may also require this information for employees of the Lessor, the Lessor's contractors, or subcontractors who will be engaged to perform alterations or emergency repairs in the Government's space. For the purpose of this requirement, routine access shall be any period beyond 30 calendar days.

C. The Contracting Officer will furnish the Lessor with Form FD-258, Fingerprint Chart, and Form 176, Statement of Personal History, to be completed by each person and returned by the Lessor to the Contracting Officer (or the Contracting Officer's designated representative) within 10 working days from receipt of the forms. Based on the information furnished, the Government will conduct security checks of the employees. The Contracting Officer will advise the Lessor in writing if an employee fails the check, and effective immediately, such employee will no longer be allowed to work or be assigned to work in the Government's space.

D. Throughout the life of the lease, the Lessor shall provide the same data for any new employee(s), contractors, or subcontractors who will be assigned to the Government's space. In the event the Lessor's contractor/subcontractor is subsequently replaced, the new contractor/subcontractor is not required to submit another set of these forms for employees who were cleared through this process while employed by the former contractor/subcontractor. The Lessor shall resubmit Form FD-258 and Form 176 for every employee covered by this paragraph on a 3-year basis.

9.12 SECURE HVAC: AIRBORNE HAZARDS (NOV 2005)

Air-handling units shall be able to be shut down in response to a threat. Procedures shall be in place for notification of the Lessor's building engineer or manager, building security guard desk, local emergency personnel, GSA personnel, and Contracting Officer for possible shut-down of the air handling units serving the mailroom and/or any other possibly affected areas of the building to minimize contamination, as deemed appropriate to the hazard.

9.13 PARKING SECURITY REQUIREMENTS (NOV 2005)

A. <u>Identification of Parking Areas</u>:

Government parking areas or spaces shall be assigned and marked as "reserved."

9.14 SHATTER-RESISTANT WINDOW PROTECTION REQUIREMENTS (NOV 2005) (BUILDING SHELL)

A. The Lessor shall provide and install wet-glazed or mechanically attached, shatter-resistant material not less than 0.18 millimeters (7 mil) thick on all exterior windows in Government-occupied space. The Offeror shall provide a description of the shatter-resistant window system in the attached "Pre-Lease Building Security Plan" for evaluation by the Government. Alternatively,

B. The Lessor shall provide certification from a licensed professional engineer that the window system conforms to a minimum glazing performance condition of "3B" for a high protection level and a low hazard level. Window systems shall be certified as prescribed by WINGARD 4.1 or later or WINLAC 4.3 software to have satisfied the specified performance condition using the test methods provided in the *US General Services Administration Standard Test Method for Glazing and Window Systems Subject to Dynamic Overpressure Loadings* or ASTM F1642-04 *Standard Test Method for Glazing and Glazing Systems Subject to Airblast Loadings.*

9.15 TEMPORARY SECURITY UPGRADE DUE TO IMMEDIATE THREAT (NOV 2005)

The Government reserves the right, at its own expense and with its own personnel, to temporarily heighten security in the building under lease during heightened security conditions due to emergency situations such as terrorist attacks, natural disaster, and civil unrest.

9.16 SECURITY DESIGN CRITERIA: SETBACK (BUILDING SHELL) (NOV 2005)

The Lessor shall provide a setback distance of 20 feet as specified from the face of the building's exterior to the protected/defended perimeter (i.e., any potential point of explosion). This means the distance from the building to the curb or other boundary protected by bollards, planters or other street furniture. Such potential points of explosion may be, but are not limited to, such areas that could be accessible by any motorized vehicle (i.e., street, alley, sidewalk, driveway, parking lot).

10.0 SPECIAL REQUIREMENTS

10.1 SPECIAL REQUIREMENTS: PARKING

The Government requires ninety-eight (98) parking spaces for employees and visitors as follows: Forty-nine for employees, forty-nine (49) for visitors. Employee parking shall be separate from visitor parking.

The attached special requirements adds to or modifies the main body of the Solicitation for Offers (SFO). If there are any conflicting requirements in these documents that comprise this Solicitation for Offers, the Special Requirements shall take precedence.

INITIALS: ______ & ______
LESSOR GOV'T



INITIALS

GOV'T	LESSOR


BEAUMONT
WHITE
JACKSON
BERRY
PHELAN
UP RR

EXHIBIT B LEGAL DESCRIPTION

FIELD NOTE DESCRIPTION

That certain 3.340 acre tract out of the A. Huston Survey, Abstract 33, Jefferson County, Texas, being the remainder of that called 46.00 acre tract conveyed to Nichols Development Company, recorded in Clerk's File No. 2000005304 of the Officials Public Records of Real Property of Jefferson County, Texas, said 3.340 acres being more particularly described by metes and bounds as follows:

Note: The Basis of Bearings is north line of a called 1.000 acre tract conveyed to Richard Lynn Worthey as recorded in Clerks File No. 200304162 of the Official Public Records of Real Property of Jefferson County, Texas having been called West 347.90 feet.

BEGINNING at a capped iron rod found in the north line of the said 1.000 acre tract for the southwest corner of a called 0.5969 acre tract conveyed to Smylie Unlimited, LLC as recorded in Clerks File No. 2004025612 of the Official Public Records of Real Property of Jefferson County, Texas and the southeast corner of the said 3.340 acre tract from which a capped iron rod found in the west right-of-way line of North Major Drive (aka FM 364) for the southeast corner of the said 0.5969 acre tract and the northeast corner of the said 1.000 acre tract bears South 89°59'55" East 178.07 feet (called East 178.00 feet);

THENCE West along the said north line of the 1.000 acre tract and the south line of the said 3.340 acre tract a distance of 169.68 feet (called West 169.90 feet) to a capped iron rod found in the northeasterly line of Ditch 202-E as described in Film Code 103-43-0139 of the Real Property Records of Jefferson County, Texas for the northwest corner of the said 1.000 acre tract and the southwest corner of the said 3.340 acre tract;

THENCE North 37°47'19" West along the said northeasterly line of Ditch 202-E and the westerly line of the said 3.340 acre tract a distance of 34.48 feet (called North 38°00'22" West) to a DD#6 concrete monument found for an angle point;

THENCE North 37°59'11" West continuing along the said northeasterly line of Ditch 202-E and the said westerly line of the 3.340 acre tract a distance of 584.82 feet (called North 38°00'22" West) to a 1/2" capped iron rod set in the south right-of-way line of Dishman Road for the northwest corner of the said 3.340 acre tract;

THENCE North 89°44'42" East along the south right-of-way line of Dishman Road and the north line of the said 3.340 acre tract, at a distance of 328.63 feet pass a found capped iron rod, and continuing a total distance of 429.84 feet (called North 89°43'28" East 429.84 feet) to a capped iron rod found for the northwest corner of a called 2.120 acre tract conveyed to Dupont Beaumont Federal Credit Union as recorded in Clerks File No. 2005010849 of the Official Public Records of Real Property of Jefferson County, Texas and the northeast corner of the said 3.340 acre tract;

THENCE South 00°01'17" East along the west line of the said 2.12 acre tract and the east line of the said 3.340 acre tract a distance of 168.01 feet (called South 00°02'58" East 168.00 feet) to a capped iron rod found for an angle point;

THENCE South 34°29'47" East continuing along the said west line of the 2.12 acre tract and the said east line of the 3.340 acre tract a distance of 213.53 feet (called South 34°32'00" East 213.49 feet) to a capped iron rod found for the southwest corner of the said 2.12 acre tract, the northwest corner of the said 0.5969 acre tract and an angle point for the said 3.340 acre tract;

THENCE South 00°01'07" East along the west line of the said 0.5969 acre tract and the said east line of the 3.340 acre tract a distance of 146.10 feet (called South [illegible] East 146.04 feet) to the POINT OF BEGINNING and containing 3.340 acres of [illegible]


INITIALS



SFO________
(OFFICE)____

SUPPORTING SFO INFORMATION
SOCIAL SECURITY ADMINISTRATION
DATE: October 23, 2006

CITY/STATE: **Beaumont, Tx**

DATE SPACE IS REQUIRED: As soon as possible

AMOUNT OF SPACE REQUIRED: **14,710** Minimum Occupiable SF - **16,181** Maximum Occupiable SF
16,917 Minimum Rentable SF* - **18,609** Maximum Rentable SF*
*+15 percent

This does not include space to be deducted from the gross area for electrical/air conditioning/heating closet, janitor closet, vestibule, and employee restrooms, including their enclosing walls.

REQUESTED LEASE PERIOD: 15 Years (10 Years Firm)

LOCATION: ____x____Inside or outside city center
________Outside City center

Sites which are located directly on a highway or 6-lane thoroughfare shall not be considered in the following instances: (1) if the two directions of traffic are separated by a physical barrier or traffic indicator which does not permit access from either direction within a block; (2) if the location access is directly from a highway, unless there is a traffic control device within two blocks or equivalent from the proposed office space. Locations must be as convenient to the visiting public as possible. Primary consideration in selecting boundaries will be accessibility by public and private transportation for the greatest number of people in the service area.

PARKING REQUIREMENTS:

A total of **98** parking spaces are required. See special requirements, item 10.2 below.

NORMAL HOURS:

Services, utilities, and maintenance will be provided daily, extending from 6:30 a.m. to 5:30 p.m. except Saturdays, Sundays and Federal holidays.

OVERTIME HOURS:

The average number of overtime hours worked on a monthly basis is 14 hours between the hours of 8:00 a.m. and 3:00 p.m. on Saturdays. The estimated annual overtime HVAC requirements are 168 hours.

TOILET ROOMS (FIXTURE SCHEDULE):

The space will be occupied by approximately **39** women and **10** men.

SYSTEMS FURNITURE

Systems furniture will be reinstalled if the office relocates to a new location.

Occupancy is required 180 days from the date the lessor receives the final floor plan. Use the attached "SSA Intelligent Workstation/Local Area Network Requirements for Site Preparation" as part of the lease for electrical wiring and cable installation.

SECURITY CAMERAS, INTRUSION DETECTION SYSTEM (IDS), PANIC, AND DURESS SYSTEMS

SSA obligates funds (via reimbursable work authorizations) directly with the Federal Protective Service, GSA, to furnish/install the security cameras (exterior and interior) and intrusion detection system when an office relocates or when an office expands at the current location. SSA will notify FPS when the new lease is awarded.

Initials ____ : ____
Lessor Gov't

Perimeter security codes will not be provided to the lessor or the janitorial service personnel.

TELEPHONE SYSTEM

SSA will make arrangements to install the telephone system. In leased space, the lessor must provide a telephone entry point.

QUALITY AND APPEARANCE OF BUILDING EXTERIOR

The space offered should be located in a new or modern office building that does not have a façade of exposed metal materials.

FLAG POLE

A lighted flagpole with internal mechanism is required.

SOLICITATION FOR OFFERS
SPECIAL REQUIREMENTS
SOCIAL SECURITY ADMINISTRATION

SECTION 10 - GENERAL

This section adds or modifies the main body of the solicitation for offers. If there are any conflicting requirements in these documents that comprise this solicitation for offers, the special requirements shall take precedence.

Any alterations, including recarpeting or repainting, done to space assigned to the Social Security Administration shall be done after working hours and/or on weekends.

10.1 EXTERIOR DESIGN/FLAG POLE

The General Services Administration contracting officer and regional Social Security Administration representative will approve exterior design, including exterior materials, colors, roof materials and colors, parking configuration, landscaping, and number, style, and size of exterior windows.

Colored renderings of each side of the building and a site plan must be provided with the initial offer. The General Services Administration contracting officer and regional Social Security Administration representative shall approve the elevation drawings and site plan including parking, driveways, ingress, egress, and bollard locations.

A lighted flagpole with internal mechanism is required.

10.2 PARKING/EXTERIOR LIGHTING

Onsite parking is required in accordance with local city codes with no additional cost to the Government and is to be assigned for official use.

To accommodate the parking needs for visitors and employees, a total of **98** parking spaces must be available as follows: **Forty-nin** for employees and **forty-nine** for the visiting public. Separate parking areas are required for employees; i.e., located in the rear of the space (employee parking located on one side may be considered).

OPTIONAL PARAGRAPH FOR EXISTING BUILDINGS: Parking for the handicapped must be located within the same block. If onsite parking is not available, secure employee/visitor parking facilities must be available within 600 feet (or two blocks, whichever is less) of the office and must be within reasonable commercial rates. Parking spaces in commercial lots shall be readily available throughout the day. Parking space that is routinely occupied by mid-morning is not acceptable. Restricted or metered parking of less than two hours within the two-block area of the space will not meet parking requirements.

These parking requirements are in addition to the parking requirements for the handicapped covered in the main body of this solicitation.

All parking areas shall be hot bituminous pavement or concrete. Parking areas shall be striped and be repainted every three years. They shall be paved with a concrete curb, and graded to provide adequate site draining. The lot design must consider snow removal and snow storage requirements.

Building entrances, parking areas and paths to parking areas shall be lighted. Ballasts are to be rapid start, thermally protected, voltage regulated type UL listed, and ETL approved.

Parking for the handicapped shall comply with the "parking and loading zones" in the handicapped accessibility section of this solicitation. The location of the parking for the handicapped must also be positioned as to not require crossing streets/driveways.

10.3 INDOOR AIR QUALITY

A. Application of insecticides (except traps); paints, glues, adhesives; and HVAC system cleaning compounds containing highly volatile or irritating organic compounds shall not be used during office working hours within Government occupied space. Advance notice shall be provided to the onsite SSA manager before applying noxious or objectionable chemicals within Government spaces. Manufacturer's recommendations and material safety data sheets will be consulted to ensure that adequate ventilation is maintained during work procedures involving chemicals.

B. The lessor shall promptly dry, remove, or replace damp or wet areas or materials. Materials that cannot be removed will be decontaminated according to Public Health Service standards.

10.4 PUBLIC TRANSPORTATION

In cities with public transportation, the service must be at regularly scheduled times during the entire workday and within 600 feet (or two blocks, whichever is less) from the building entrance for the commuting needs of the visiting public. The route from the bus stop to the building entrance shall be accessible for the mobility impaired.

10.5 SIGNAGE

An exterior sign shall be provided and mounted on the exterior wall. Sign to read "SOCIAL SECURITY ADMINISTRATION." The sign shall have separate block letters mounted on the building exterior and be of sufficient size to be easily seen from the street (approximately 18 inches in height). The style and size of lettering must be approved by the GSA contracting officer. In locations with street-side marquees, an additional sign on the marquee to identify SSA is required.

Signage is required for each designated parking area (employee and public).

The Government requires an elevated single-sided or double-sided monument sign (approximately five (5) foot high x ten (10) foot long). Sign to be constructed using appropriate building materials; i.e., brick.

In multi-story buildings room number signs on doors from public corridors (minimum 4" x 6") are required in addition to the lobby directory.

10.6. SECURITY BOLLARDS

Bollards or equivalent vehicular barriers are required unless waived by the Government. Site plans will be reviewed by Government security specialists to approve the location of bollards. Site plans shall include proposed bollard locations, materials, and specifications. At minimum, bollards are required on all sides of the building which face public parking areas and streets.

OPTIONAL PARAGRAPH FOR EXISTING BUILDING. *For existing space, at minimum, bollards are required on all sides of the building which face parking areas and any area with vehicular access.*

10.7 EXITS AND ACCESS

Vestibules shall be provided at public entrances. The interior partitions of the vestibule shall be constructed of glass with single or double glass doors. SSA reserves the right to require the vestibule location on the exterior of the building. Glass must meet all local codes and NFPA requirements and must be heavy-duty tempered glass. Vestibule glass and doors shall be tinted.

Additional vestibule(s) shall be required at employee entrances wherever directional wind, weather conditions, and heat loss are important factors for consideration.

All entrances, including the main entrance exterior vestibule, shall be covered. The porticos shall be of adequate size to protect several people in inclement weather.

The employee entrance shall be covered with a contiguous extension of the roof system that is an integral part of the building (it shall not be a canopy or separate covering attached to the building). It will include a concrete pad appropriately sized to accommodate 25 percent of the employees or 4 employees, whichever is greater. The area shall be located away from HVAC equipment and screened from public access. Picnic table(s)/seating shall be provided/installed under the covered area and secured to the concrete pad.

Concrete sidewalks shall be provided to all public and employee exterior doors with appropriately sized landings.

Interior walk-off mats shall be provided at all entrances. Mats shall be spot-cleaned and/or shampooed as required during the term of the lease

A **doorbell** and **intercom** shall be installed at the designated employee entrance. The ringer and intercom speaker location shall be specified on floor plans.

Trash/cigarette receptacles shall be provided outside the main entrance and at the covered patio/picnic table area.

An **automatic door opener** is required on one of the Reception Room main entrance double doors and on one of the main vestibule double doors. Doors indicated shall receive an "Electromechanical Operator for Swinging Doors." Provide manufacturer's standard electromechanical unit with doors and power opened and spring closed; with closing speed controlled mechanically by gear train and dynamically by braking action of electric motor. Operator Mounting Type: concealed overhead operator; with corresponding accessory package for fire-resistance-rated doors and semi-flush, wall-mounted, door-control switch plate. Lessor to provide maintenance.

10.8 SPRINKLER SYSTEM ADDENDUM

Automatic sprinklers are required in all buildings with wood structural members (including wood roof deck) regardless of size.

10.9 IVT SATELLITE DISH

The Government reserves the right to install an Interactive Video Training (IVT) system at no cost to the lessor. The Government reserves the right to install a satellite dish and/or antenna at no increase in the annual rental rate. The IVT system consists of a

Initials ____ ; ____
Lessor Gov't

satellite dish and decoder cabled to television monitors. Installation of the satellite dish shall be with no increase in rent. Lessor waives restoration rights as they apply to the IVT systems, and the IVT systems shall remain the property of the Government.

The satellite dish shall be roof mounted unless code or architectural requirements prohibit roof-mounted antennas. Where a roof-mounted dish is prohibited, a pad located on the ground may be substituted with no additional cost to the Government. The lessor is responsible for design and installation of roof support structures and/or substitute ground pads and antenna structure.

10.10 CONFIGURATION OF SPACE

Space shall be on the ground floor, shall be contiguous, and on one level without being split by a public corridor or firewalls. The ratio of width to length shall not exceed 2:3.

OPTIONAL PARAGRAPH FOR EXISTING BUILDING. If ground floor space is not available, contiguous upper floor space may be an acceptable alternative if approved by the GSA contracting officer. Elevator service must consist of a minimum of two handicap accessible elevators (one may serve as a freight elevator).

10.11 EFFICIENCY OF LAYOUT

Space configuration shall be conducive to an efficient systems furniture layout. Consideration for an efficient layout will include, but will not be limited to, the following: size and number of columns, column placement, bay depths, window size and placement, convector size and placement, electrical and telephone accessibility, any angles, curves or offsets that will result in an inefficient use of space. Columns must be at least 28 feet apart (center to center) and 28 feet from any interior wall and be no more than one foot square.

10.12 ESTIMATES FOR SQUARE FOOTAGE, AND FLOOR AND WALL COVERING

ROOM	FLOOR COVER	WALL COVER*	APPROXIMATE SQUARE FOOTAGE
Data Room	Vinyl Tile	Paint	250
Multipurpose Room	Carpet Tile	Vinyl	650
Video Conference Room	Carpet Tile	Vinyl	500
Supply Room	Vinyl Tile	Paint	470
Reception Room/FEI Area	Ceramic Tile**	Vinyl	3767
Files Area	Carpet Tile	Vinyl	490
Mail Room	Carpet Tile	Vinyl	120
Private Interview	Carpet Tile	Vinyl	100
Manager	Carpet Tile	Vinyl	200
Ass't Manager	Carpet Tile	Vinyl	180
Coat/Storage Closets	Carpet Tile	Paint	100
Public Restrooms	(Refer to Solicitation)		350
Open Area	Carpet Tile	Vinyl	**9004**

Total Occupiable Square Feet of Space Required: **16,181 *****

* Paint shall be washable textured latex enamel, and washable vinyl wall covering shall be provided in accordance with this solicitation

** Non-slip ceramic tile (minimum 12" square)

*** Total occupiable space does not include the square footage needed for the vestibule, electrical/air conditioning/heating closet, janitor closet, and employee restrooms, including their enclosing walls.

10.13 JANITORIAL SERVICES

Janitorial cleaning/maintenance must be performed each workday between the hours of 6:30 a.m. and 5:30 p.m. Wherever possible, vacuuming shall be done either before or after the office is open to the public. The actual daily schedule shall be determined with the SSA manager prior to occupancy.

The reception room and multipurpose room floors shall be damp mopped daily, and the multipurpose room VCT tile floor must be stripped and refinished every three months.

10.14 INTRUSION DETECTION SYSTEM (IDS)

The Government reserves the right, and shall have access, to install an intrusion detection (perimeter security) system at no cost to the lessor. Lessor waives restoration rights as they apply to the IDS system, and the system shall remain the property of the Government. Security codes shall not be provided to the lessor or to the janitorial service personnel. Access to Government space shall be coordinated with the local SSA Manager.

10.15 SECURITY CAMERAS

The Government reserves the right, and shall have access, to install interior/exterior security cameras. Lessor waives restoration rights as they apply to the cameras, and the cameras shall remain the property of the Government.

10.16 CEILING HEIGHTS, GRID, AND LIGHTING FIXTURES

Ceiling height in all areas must be a minimum of 10 feet measured from the floor to the lowest obstruction. Junction boxes for systems furniture power poles must be mounted to accommodate power poles no longer than 12 feet.

The systems furniture layout shall be taken into consideration when the ceiling grid and lighting system are designed, installed, or replaced. A minimum of 50-foot candles at workstation height shall be provided. Light levels shall be measured with blinds closed prior to acceptance. Even lighting must be provided throughout the office space in accordance with solicitation requirements. Lighting shall be balanced after furniture installation at no additional cost to the Government. Parabolic grids must have openings that are no larger than four x six inches in size.

All emergency light fixtures shall have emergency battery backup ballasts for emergency and egress lighting when normal power has been interrupted. Rooms without exterior windows (restrooms, Data, Files, Supply) must have emergency light fixtures.

10.17 PARTITIONS

A. PERIMETER WALLS

Space occupied by the Government shall be separated from common areas or other tenant agencies including adjacent Government space by partitions which extend from the structural floor slab to the structural ceiling slab (slab to slab). Where slab-to-slab construction is precluded because access to the plenum is required, 9-gauge extruded wire mesh shall be securely anchored to metal studs from the top of the partitions to the true slab above.

Partitions for common areas and areas not occupied by the Government, and partitions forming the perimeter of Government space, are not considered in the ratio adjustment.

The Government occupied space must be separated from public areas, corridors, janitor closet, and building support areas with one-hour fire-rated walls. The partitions must be constructed to prevent the passage of smoke from these areas to Government occupied space. Doors in fire-rated partitions must be properly fire-rated and bear the appropriate label. All other penetrations must be properly protected.

The mechanical room(s) shall be separated with two-hour fire rated walls. The doors shall be Class B, 1-1/2 hour fire-rated with appropriate frames and hardware.

B. SOUND CONDITIONED PARTITION IN VIDEO CONFERENCE, MULTIPURPOSE, AND MANAGERS OFFICES

Partitions specified as sound conditioned and all slab-to-slab partitions shall have three-inch sound blankets between 5/8 inch gypboard partitions. Sound blankets shall be packed into decking ribs. Where the ceiling plenum serves as a return-air duct, acoustically lined transfer ducts shall be provided to maintain HVAC return air.

As an alternative, ceiling-high walls shall have three-inch sound blankets between 5/8 inch gypboard partitions. A three-inch sound blanket shall cover the ceiling of the area and extend a minimum of four feet on each side of the centerline of the wall above the ceiling. Acoustical sealant shall be applied on both sides of the metal stud runners. All service boxes shall be sealed, and electrical conduit plugged with acoustical sealant. Doors shall be tight fitting with 1/2 inch x 1/8 inch solid neoprene stops on three sides and threshold. Ceiling shall have a minimum NRC of .80.

C. RECEPTION ROOM AND FRONT-END INTERVIEWING WALL PARTITIONS

The wall partition(s) containing the interview windows in the Reception room (and front-end interviewing area) shall be constructed to the deck above to support the installed interview windows. Between the interview windows, the sheetrock walls must have wood supports (at least 68 inches high) behind the sheetrock for the systems furniture panels to be mounted to the walls.

Arched wall partitions are required over each of the five interview windows in the Reception room between privacy dividers), over the doorway into the general office area, over the entrance to the public restrooms, and over the main entrance. Crown molding required at top of each interview window privacy divider. Locations to be shown on the design intent floorplan to be provided upon lease award. (See attachment labeled "Framing Details").

D. Corner guards are required on all interior wall outside corners of the reception/FEI area and open office space to prevent damage to the walls by wheelchairs and other assistive devices.

10.18 DOORS AND LOCKS

Refer to the main body of this solicitation for exterior and interior door construction and hardware requirements, including door closures and kick plates. Door closures are required on all reception room, multipurpose room and videoconference room doors. The SSA Manager shall select color of stain or paint used on interior doors.

A. COMBINATION LOCK WITH PANIC HARDWARE ON EMPLOYEE EXTERIOR ENTRANCE DOORS

A lever-operated pushbutton combination lock with management lockout feature AND PANIC HARDWARE is required on all employee entrance doors. An acceptable combination lock is Locknetics, Model 6000, or equal.

B. LOCKS/HARDWARE ON DOOR BETWEEN RECEPTION ROOM AND OPEN OFFICE

Electric Door Opener and Control Keypad: A lever-type standard commercial duty door handle, an electric door release with sound rectifier (7840 ANSI by Adams Rite, or equal), and Control Keypad (Door-Gard Command and Control Series, Model 232i, International Electronics, Inc., or equal) is required to control access between the reception room and open office area. The Door-Gard control keypad shall be flush-mounted on the wall next to door. Electric door opener to be controlled at each interview window and guard desk (locations to be shown on the floor plan). (See attachments labeled "Electric Door Strike Assembly" and "Door-Gard Command and Control Series Features and Programming Guide".)

C. PRIVACY PUSHBUTTON LOCK SET

Commercial duty (lever operated) locking privacy pushbutton lock sets with two keys are required on the interior doors of the Mail Room, Private Interview Room, Data room, and the SSA Managers' private offices.

D. KEYS FOR LOCKS

All keys are to be stamped "Do Not Duplicate".

All locks on interior doors, except the Data room and SSA Managers' office doors, to be keyed alike with two keys provided. The Data room and SSA Managers' door locks to be each keyed separately with two keys provided. All exterior doors to be keyed alike with two keys provided. All keys to be provided to the SSA Manager upon acceptance of the space.

The combination code change keys and instructions for all combination locks shall be provided to the SSA Manager upon acceptance of the space.

E. KICKPLATES

Kick plates are required on both sides of all interior doors for protection from wheelchairs.

F. SECURITY PREPARATION FOR EXTERIOR DOORS

A box connector and EMT or flex conduit is required on all exterior doors except the main entrance for SSA's perimeter security system.' (See attach labeled "Exterior Door Prep for Recessed Door Contacts")

10.19 CARPET

Carpet tiles (minimum 18 inch square) required in lieu of rolled carpet. The lessor shall be responsible for the future replacement of damaged carpet tiles and must have on hand a sufficient quantity of surplus carpet tiles for such replacements during the lease period. Replacement tiles must match (from the same dye lot) as originally installed.

The SSA Manager may select more than one color/pattern of carpet tiles to form a pattern in selected areas/rooms. The SSA Manager will make the selections.

In accordance with carpet replacement requirements in the main body of this solicitation, the lessor shall be responsible for moving and returning conventional and systems furniture. Work shall be done after office working hours and/or on weekends. The lessor shall utilize a certified systems furniture moving company.

10.20 EXTERIOR DOOR VIEWERS AND INTERIOR WINDOWS

A. EXTERIOR SECURITY DOOR VIEWER

Wide-angle projection door viewer (The Look-Out by Ultra Hardware Products, Model 5044, Code 94050 or equal) is required to be furnished and installed in the employee entrance doors.

B. INTERIOR VIEW WINDOW

One interior view window (7/32" tempered glass) with installed mini-blinds/vertical blinds is required in the private offices and/or the private interview room. The size of the window to be four feet wide, three feet high, with the bottom of the window to be installed 42 inches above the finished floor.

C. INTERIOR SIDELIGHT WINDOWS

Two interior sidelight windows (7/32" tempered glass, 18 inches wide, floor to height of door) with installed mini-blinds or vertical blinds are required next to the door in private offices.

10.21 LIFE SAFETY

In addition to other requirements in this solicitation, the following items will be added to the floor plan after award and may exceed code requirements:

A. FIRE EXTINGUISHER

Furnish/install class 2A portable extinguisher (2 ½ gal. loaded stream) for each 5,000 rentable square feet, and travel to an extinguisher must not exceed 75 feet.

B. EXIT LIGHTS

Furnish and install exit lights within the space at locations to be indicated by GSA on the floor plan.

C. EMERGENCY LIGHTING

Furnish/install battery operated emergency lighting at locations to be indicated on the floor plan by GSA, including each room without exterior windows.

SECTION 11 - ROOM REQUIREMENTS

11.1 SUPPLY ROOM SHELVING

Approximately **27** shelving units (36 inch inside dimensions) are required to be furnished/installed. Lessor to waive restoration rights and the shelving shall remain the property of the Government. (See attachment labeled "Storage Room Shelving.")

One 20-amp electrical duplex outlet is required for the shredder if shown on floor plan.

11.2 VIDEO CONFERENCE ROOM

A. SOUND CONDITIONING

All walls surrounding, and doors leading into; the area shall have sound conditioning in accordance with paragraph 10.17.b.

B. HEATING, VENTILATION, AND AIR CONDITIONING

Supplemental, separately zoned heating, ventilation, and air conditioning are required in the VideoConference room. The zone must not be combined with any other room. All duct penetrations into the room shall be baffled so as not to compromise sound conditioning requirements. Low velocity systems are required to minimize equipment and system generated noise.

C. LIGHTING FIXTURES

The lights must have multiple dimmable switches so those rows of lights can be dimmed or turned off. Lighting fixtures shall be equipped with parabolic louvers/lenses. The lamps shall be the energy saving type in the 3600 to 4900 Kelvin range, T8, cool white lamp type.

D. CHAIR RAIL

A chair rail (approximately 4 inches height) is required on all inside walls of the VideoConference room. The bottom of the chair rail to be installed approximately 28-30 inches above the finished floor to be determined by the SSA Manager at the preconstruction meeting. (SSA Manager shall select the color of the chair rail).

E. IVT/TV CABINET

A free-standing IVT/TV cabinet is required to be furnished and installed in the VideoConference room. The cabinet shall remain the property of the Government. (See attachment labeled "IVT/TV cabinet")

F. IVT CABLING OUTLETS

Up to 8 wallboxes with pullstrings, ¾" conduit, and blank cover plates are required in addition to the telephone wallboxes in the VideoConference Room (locations to be shown on the layout to be provided).

G. INSTALLATION OF GOVERNMENT-FURNISHED CHALKBOARD/WHITE MARKER BOARD

A Government-furnished chalkboard and/or white marker board is required to be installed on a wall(s) to be shown on the floor plan.

11.3 MULTIPURPOSE ROOM

A. SOUND CONDITIONING

Initials ____ : ____
Lessor Gov't

All walls surrounding, and doors leading into; the Multipurpose room shall have sound conditioning in accordance with paragraph 10.17.b. above.

B. HEATING, VENTILATION, AND AIR CONDITIONING

Supplemental, separately zoned heating, ventilation, and air conditioning are required in the Multipurpose room. This zone must not be combined with any other room. All duct penetrations into the room shall be baffled so as not to compromise sound conditioning requirements. Low velocity systems are required to minimize equipment and system generated noise.

C. CABINETS, SINK, AND FOOD WASTE DISPOSAL UNIT

Base and upper cabinets with back wall shield (color coordinated with countertop), sink with hot and cold running water, and food waste disposal with appropriate drains and vents (ADA compliant) are required to be furnished and installed in the Multipurpose room. Actual length of counter/cabinets to be shown on floor plan to be provided. (SSA Manager shall select color of cabinet finish and counter laminate.) (See attachment labeled "Multipurpose Room Counter/Sink with Food Waste Disposal and Wall Cabinets")

D. PAPER TOWEL AND LIQUID SOAP DISPENSER

A paper towel and liquid soap dispenser similar to restroom fixtures are required to be furnished and installed at the Multipurpose room sink area. Supplies for both dispensers shall be furnished and maintained at no additional cost to the Government.

E. EXHAUST FAN

A ceiling-mounted exhaust fan (appropriately sized for the Multipurpose room near the sink/cabinet area) vented to the outside must be provided and installed. Install an appropriate size duct with aluminum grill and bird screen. A separate wall switch shall activate the fan.

F. ACCORDION FOLDING PARTITION/VENTILATION

If shown on the design-intent floorplan to be provided, a vinyl accordion-folding acoustical partition (minimum STC of 40) stacking on both sides with center opening (approximately 20 LF). An acceptable model is Holcomb and Hoke, 1545 Vanburen St., Indianapolis, IN 46203, 317-784-2444, or equal. (See attachment labeled "Accordion Folding Acoustical Partition.") (SSA Manager shall select color). Adequate ventilation must be provided to accommodate both sides of the accordion-folding acoustical partition when in closed position.

Ceiling-high walls with doors must be constructed to form "pockets" to conceal the folded partitions when in the open position (walls to be approximately 2-3 feet deep on each side).

G. CHAIR RAIL

A chair rail (approximately 4 inches height) is required on all inside walls of the Multipurpose room. The bottom of the chair rail to be installed approximately 28-30 inches above the finished floor to be determined by the SSA Manager. (SSA Manager shall select color of chair rail).

11.4. RECEPTION ROOM AND FRONT-END INTERVIEWING AREA

A. HVAC SYSTEM

The temperature in the Reception room and front-end interviewing area must be maintained in accordance with the requirements of the solicitation.

The Reception room and front-end interviewing area shall be separately zoned and have its own separate thermostat control with locking case. The key(s) shall be provided to the SSA Manager upon occupancy.

The HVAC system shall be designed to supply at least 6 complete air exchanges per hour with a minimum of 20 percent fresh air.

The relative humidity shall not exceed 50 percent during the cooling season and shall be maintained between 20-50 percent during the heating season. (These requirements are based upon the American Society of Heating Refrigeration, Air Conditioning Engineers Standards of 1981.)

B. WALL COVERING

VINYL WALL COVERING/CHAIR RAIL/CERAMIC TILE UNDER RECEPTION ONLY: Washable vinyl wall covering (minimum 22 oz) and a 4 inch x 1 inch non-wooden chair rail are required on all inside walls surrounding the Reception room including the privacy divider wall partitions at each interview window. The vinyl wall covering to be above and below the chair rail. Below the reception windows and FEI interview windows, ceramic tiles are required on all walls including the privacy divider wall partitions. The bottom of the chair rail to be installed approximately 28-30 inches above the finished floor. (SSA Manager shall select vinyl wall covering, color of ceramic tile and grout).

Initials ____ ____
Lessor Gov't

C. **FLOOR COVERING**

Non-skid 12" square minimum ceramic floor tiles are required in the Reception room and front-end interviewing area (tile size/colors and grout to be selected by the SSA Manager, and the SSA Manager may select more than one color of ceramic tiles to form a pattern). The grout shall not be white. Ceramic tiles/grout must be sealed prior to occupancy. The SSA Manager at the preconstruction meeting shall make selections.

D. **INTERVIEW WINDOWS/COUNTERS**

Five built-in counters/windows required to be furnished and installed in the wall between the Reception room and the open office space and approximately eighteen built-in counters/windows required in the front-end interviewing area. Total estimated number of counters/windows is **twenty-three. The open office side of each interview window shall be flush with the wall with nothing protruding beyond the wall to accommodate our ergonomic system's furniture.** (See attachment labeled "Interview Window/Counter.")

E. **LIGHTING/FURR-DOWN WALL PARTITIONS**

Furr-down wall partitioning (approximately 90 inches from the finished floor) with mounted parabolic fluorescent lighting fixtures are required directly above each Reception room interview and front-end interviewing window on the Reception room side. Fluorescent light fixtures are also required directly above each interview (Reception and front-end interviewing area) window on the general office side of each window. The walls containing the interview windows shall be constructed to the deck above for stability.

F. **ENCLOSED BULLETIN BOARD**

An enclosed bulletin board (60 inches x 36 inches) is required to be furnished and installed on a Reception room wall (location to be shown on floor plan). The bulletin board shall have two doors, aluminum frame with lock, corkboard inside, acrylic door panel. Lessor to waive restoration rights and the bulletin board shall remain the property of the Government.

G. **SELF-HELP COUNTER/CABINET**

One self-help counter/ cabinet is required to be furnished and installed in the Reception room. Lessor to waive restoration rights and the counters shall remain the property of the Government. (See attachment labeled "Reception Room Self-Help Counter.")

H. **OBSERVATION WINDOW**

An observation window, approximately 5 inches wide x 18 inches high, is required to be furnished and installed in the interior door(s) leading from the Reception room. The window to be transparent (no vision through the window from inside the Reception room) (Mirrol Pane, manufacturer: HGP or equal). The bottom of the window to be located approximately 56 inches from the finished floor and approximately 8 inches from the edge of the door.

I. **DOCUMENT DROP BOX AND MAIL SLOT**

A document drop box and a "slanted" mail slot (flap outside, open inside), (Baldwin Hardware or equal) is required to be furnished and installed in a Reception room wall (location to be shown on the floor plan). The drop box shall be attached to the wall on the general office side under the mail slot. (See attachment labeled "Document Drop Box")

K. **GUARD WORKSTATION**

A guard workstation in the Reception Room is required to be furnished/installed per the attached drawing (See attachment labeled "Guard Workstation). Lessor to waive restoration rights and the guard workstation shall remain the property of the Government.

11.5 **RESTROOMS AND DRINKING FOUNTAINS**

A. **PUBLIC RESTROOMS AND DRINKING FOUNTAIN**

In addition to employee restroom and drinking fountain requirements in the main body of this solicitation, two handicapped accessible restrooms and one chilled drinking fountain for the public are required. Electric hand dryers are required in addition to the accessories and specifications required in accordance with the main body of this solicitation. The lights in the public restrooms must be controlled outside the Reception Room. The required restroom fixtures in the public restrooms are as follows:

FIXTURES	MEN	WOMEN
Water Closets	1	1
Sinks	1	1
Urinals	1	

Initials [signature] Lessor Gov't

B. **EMPLOYEE RESTROOMS AND DRINKING FOUNTAIN**

A drinking fountain is required for the employees per the main body of this solicitation. Stall doors (except for handicap) shall swing out. A full-length mirror shall be provided in each employee restroom. The mirror over the lavatories must be full size; i.e., cover the entire area above the counter/sinks and entire width of the counter/sinks. Refer to the main body of this solicitation for other employee restroom specifications, accessories, and drinking fountain requirements. A light switch is required in each employee restroom.

11.6 DATA ROOM

A. **HVAC UNIT**

A separate HVAC unit is required to service the Data room only. A window unit is not acceptable. The unit must operate 24 hours per day, 7 days per week. The temperature in the Data room shall be maintained at a temperature range of 68 and 78 degrees Fahrenheit. The relative humidity shall not exceed 50 percent during the cooling season and shall be maintained between 20 and 50 percent during the heating season. The HVAC system must be capable of maintaining +2/-2 degrees of the thermostat setting. The system shall provide at least 6 complete air exchanges per hour with a minimum of 20 percent fresh air.

The size of the HVAC unit to be determined based on the size and location of the room, lights, and the total BTU output is a minimum of 7,000 BTU's for the computer system and telephone equipment.

The room must have its own separate thermostat control inside the room. The lessor shall maintain/ service the HVAC unit.

B. **FIRE PROTECTION DEVICES**

A carbon dioxide fire extinguisher is required. If water sprinkler fire protection devices are present in the room, they must have on-off style sprinkler heads.

C. **ISOLATED GROUND ELECTRICAL PANEL**

The isolated ground electrical panel must be located in the Data room (location to be shown on the floor plan provided by SSA's electrical engineering construction documents). The electrical panel must be recessed so that the conduits will be concealed inside the wall. There should be 2 or 3 spare conduits provided for future expansion in the panel.

D. **DOOR AND LOCK**

The Data room door must be solid wood core or be metal sheathed (minimum 18-gauge steel) with hinges mounted inside the room.

In addition to the privacy pushbutton lockset required in item 10.18.C, the room must be secured with a six-pin tumbler, off-master deadbolt lock having a minimum throw of one inch. Two keys must be delivered to the SSA Manager upon occupancy.

SECTION 12 - ELECTRICAL/DATA AND TELEPHONE REQUIREMENTS

Provided below and in the attached "SSA Intelligent Workstation/Local Area Network Requirements for Site Preparation" are electrical and data cabling requirements that explain the general scope of work in order to develop design requirements and related costs. For calculating isolated ground outlets, systems furniture workstation wiring and cabling requirements for the LAN computer system, assume the following workstation breakdown:

46 Systems furniture workstations (maximum of 4 per IG circuit)
8 Laser printers (maximum of 2 per IG circuit)
2 Digital copiers (maximum of 1 on a dedicated IG circuit)
2 Private offices (maximum of 4 per IG circuit- can be combined with systems furniture workstations)
8 Video Conference room (maximum of 4 per IG circuit; can be combined with furniture workstations)
1 Visitor Intake Process

67 Estimated Total

As part of the relocation process following lease award, SSA will provide to the lessor electrical engineered construction documents for the isolated ground circuiting and data cabling requirements for SSA's computer system. SSA will facilitate a conference call between the lessor's architect or general contractor, and/or electrical contractor and SSA's electrical engineering consultant to discuss the following electrical information required from the lessor in order to develop the construction documents:

- A riser diagram drawing including service voltage, service entrance feeder and service entrance equipment size, switchboard and panelboard schedules including voltage, mains, main breaker size and number of pole positions, interconnection of all switchboards, panelboards and transformers if present, size of all feeders to switchboards and panelboards

- Power plan(s) including location of incoming service, utility meter and service entrance equipment and location of all switchboards, panelboards and transformers,

Initials [signature] ; [signature]
Lessor Gov't

- Whether the ceiling is a return air plenum or not

The construction documents provided to the lessor will be based on the preliminary drawings prepared by the lessor and the SSA systems furniture design. The lessor shall use these construction documents in conjunction with the SSA's initial build-out floor plan provided with the lease in preparing the lessor's final construction documents. The lessor is responsible for providing the construction documents for the general-purpose electrical receptacles, HVAC system, lighting, exhaust fans, etc.

During construction, the General Services Administration's technical specialist and SSA's electrical engineering consultant will be available for consultation, will perform onsite interim inspections, and will perform a final certification inspection prior to occupancy.

12.1 SYSTEMS FURNITURE

A. ELECTRICAL

One isolated ground duplex (orange in color), 105-125 vac, 47-63 hz, Hubbell IG5362, or equal is required for each systems furniture workstation. The electrical duplex receptacles are provided by the Government with the systems furniture. The lessor shall provide junction boxes and branch circuit wiring for the furniture power poles or floor feeds per the attached "SSA Intelligent Workstation/Local Area Network Requirements for Site Preparation" instructions.

Like devices shall be on the same circuit and cannot be mixed with other devices with the following limitations:

- No more than four isolated ground (IG) duplex receptacles for LAN computer workstations may be on one circuit
- No more than two IG duplex receptacles for laser printers
- No more than one IG duplex receptacle for each digital copier
- Two IG duplex receptacles required on two separate IG circuits for the LAN rack (circuits to be on the same phase)

Circuits must have a high quality third-wire isolated ground. (a conduit ground is not acceptable.)

Each isolated ground receptacle shall be permanently labeled at the outlet and at the circuit box with the circuit number and type of equipment used for that dedicated circuit. All required labeling to be shown in the electrical construction documents.

In multi-tenant buildings, electrical panels serving other tenants shall be located outside SSA space.

12.2 OTHER DEDICATED CIRCUITS

A. TELEPHONE SYSTEM

Two fourplex (115 volt, 20 amp) receptacle (not isolated ground) on a dedicated circuit must be installed immediately below each of two distribution boards for the telephone and security systems. No other outlets may be connected to these circuits. Refer to item 12.4 below for telephone requirements.

B. APPLIANCES IN MULTIPURPOSE ROOM

Dedicated circuits are required to accommodate appliances to be shown on the floor plan; i.e., refrigerators, microwave ovens, soft drink machine, and coffeemaker, etc. Water lines are required for the coffeepot and refrigerator icemaker.

C. INTERACTIVE VIDEO TRAINING (IVT)

One fourplex receptacle (not isolated ground) on a dedicated circuit must be installed in the Video Conference room as shown on the floor plan for the IVT TV monitor.

D. SECURITY SYSTEMS (INTRUSION DETECTION)

One fourplex receptacle (not isolated ground) on a dedicated circuit must be installed in the Data Room (location to be provided by GSA Federal Protective Service).

12.3 DATA CABLE REQUIREMENTS

Refer to the attached "SSA Intelligent Workstation/Local Area Network Requirements for Site Preparation" specifications.

12.4 TELEPHONE REQUIREMENTS

The Government reserves the right to install its own telephone system. The lessor shall provide a telephone entry point not to exceed 150 feet from the Data room where the Government-owned switch will be installed. Distribution shall be made from the Data room to instrument locations.

The lessor shall provide and install appropriately sized conduit required by the telephone vendor to the point of entry.

For any phone outlets not in systems furniture, the lessor will provide and install an outlet box, conduit stubbed out above the ceiling, and pull strings with rings.

Four (4) wall phones will be installed: one at the mailroom table; one in the multipurpose room; one in the video-conference room; and one in the ADP/data room. The lessor is to provide an outlet box, as indicated on the floor plan, for each wall phone location, conduit from the outlet box to be stubbed out above the ceiling and pull strings with rings. In addition, each wall phone location will need a duplex power outlet installed 10" center to center, directly below the telephone wall outlet.

O-rings shall be attached to the ceiling tie wires to hold telephone and data cables.

The lessor shall furnish and install two 4 foot x 8 foot fire-rated plywood boards (3/4 inch smooth surface, paint grade, class c or better) on a wall (to be shown on the layout) in the Data room to serve as the telephone distribution frame. The two boards to be installed side-by-side with the longest sides (8-foot) of the plywood installed vertically and approximately 15 inches from the finished floor. The plywood boards shall be painted prior to the installation of the telephone equipment with at least two coats of fire retarding (unleaded) paint or sealant applied per the manufacturer's instructions. Paint shall match the Data room walls.

Access to space where voice, data, and perimeter security wiring is to be installed shall be provided by the lessor at least two weeks prior to occupancy. For areas above false ceilings, this can be accomplished by:

- Not installing ceiling tile until such time as the telecommunications equipment and/or wiring has been installed, or
- Provide the labor necessary to remove ceiling tile to enable telecommunications and/or wiring to be installed and replace the tiles when the work is completed, at no cost to the Government.

Obsolete, existing non-rated or otherwise unusable telecommunication wires in a return air plenum, conduit, or floor ducts shall be removed prior to the date set for installation of telecommunications wiring. The lessor shall be responsible for removal of abandoned cable upon lease expiration.

INTERVIEW WINDOWS/COUNTERS

POCKET HORIZONTAL SLIDING WINDOWS:

Two 18 x 36 inch windows (window panel material to be either ¼ inch frosted obscure shatterproof glass or ½" laminated-clad solid wood; SSA Manager to select window material at time of predesign/preconstruction meeting).

Window panels to slide horizontally into either side of wall openings. Stops required in the top and bottom tracks to prevent windows from sliding beyond the center or past the window wall openings.

The window panels must be securely set in the tracks to prevent "floating".

Locking device required on the general office side to secure the two sliding window panels at the bottom.

Bottom of windows to be installed 30 inches from the finished floor (or 34 inches if handicapped accessible as shown on the floorplan to be provided) and flush with the countertop.

Window opening to have a wood frame on all four sides on both the general office and reception room sides. On the general office side, systems furniture workstations will be installed flush against the window; therefore, the wood frame cannot extend beyond ½ inch.

COUNTERS/PRIVACY WALL DIVIDERS ON RECEPTION ROOM SIDE:

The counter (on the reception room side) to be 15 inches deep and constructed of 3/4 inch plywood. Top and exposed edges of counter to be covered with laminate (Formica or equal) (SSA Manager to select color). Counter to be installed 30 inches from the finished floor (or 34 inches if handicapped accessible) and to run the length between the wall and the privacy wall divider (approximately 7 feet).

Privacy wall partitions to be constructed of ceiling-to-floor wall partitioning (approximately 4 inches wide) and extend 36 inches from the wall. Divider to be covered with the same finish as the Reception Room walls including chair rail. (SSA Manager to select colors). Interview windows must be **centered evenly** between privacy wall dividers on the reception room side. See floorplan layout for location(s).

INITIALS: GOV'T | LESSOR


RECEPTION ROOM VIEW
(Furr Down with Parabolic Lighting)
Privacy Divider
Privacy Divider
18" WINDOW
18" WINDOW
3'-0"
30"
FLOOR ELEVATION

Scale: 3/4" = 1 Foot

INITIALS

GOV'T	LESSOR

GENERAL OFFICE VIEW


18" WINDOW
18" WINDOW
Latch Lock
1
30"
FLOOR ELEVATION
SCALE: 3/4" = 1 FOOT

1 SEE SSA MANAGER FOR LOCATIONS OF ELECTRIC DOOR OPENER CONTROL AND DURESS SIGNAL

INITIALS

GOV'T	LESSOR
[illegible]	[illegible]

SIDE VIEW

36 INCH PRIVACY DIVIDER
WALL PARTITIONING

36"

GENERAL OFFICE SIDE

RECEPTION ROOM S

15"

SCALE: 3/4" = 1' FOOT



INITIALS
GOV'T
LESSOR


TOP VIEW
36 INCH PRIVACY DIVIDER
WALL PARTITIONING
36 INCH PRIVACY
WALL PARTITIONI
RECEPTION ROOM SIDE
Approx. 7 FT. (NOT to scale)
15"
18" WINDOW
18" WINDOW
WALL
WALL

GENERAL OFFICE SIDE

SCALE: 3/4" = 1 FOOT

INITIALS

GOVT	LESSOR
[signature]	[signature]

Revised 6/01

IVT / TV CABINET

Free-standing cabinet constructed of 3/4 inch plywood. All exposed surfaces finished with plastic laminate (SSA manager to select color). Back of unit to be open with a 2 inch "lip" across the back of the TV section to prevent it from slipping off the back of the shelf.

Two cabinet doors with adjustable shelving required (five loose shelves constructed of 3/4 inch plywood and covered with plastic laminate with a "lip" on the back to prevent items from slipping off). Provide six drawers at bottom. Knobs, pulls and hardware required for cabinet doors and drawers. Heavy duty casters required for mobility.

If backs are required for the open space to provide stability to the cab inet, the "lips" can be eliminated and openings provided for adequate cable access and air flow.


29 1/2"
88 1/4"
24 3/4"
90 1/4"

INITIALS GOV'T LESSOR

ProEntry™ Programmable Electromechanical Locks

Locknetics' ProEntry Series are stand-alone, battery-powered, microprocessor-based, electromechanical locking systems with features and control for a smaller universe of users... at little more than you'd expect to pay for outdated, mechanical push-button locksets. Installation is easy, with no additional wiring. You can program up to 20 user codes at the lock, directly through the keypad. An optional, weather-resistant gasket permits use on exterior as well as interior doors. The integral micro-motor is powered by four, common, AA batteries for 80,000 activations, or about 3 years' life. Retrofit for existing mortise, cylindrical, or unit lock preps is easily accomplished with only minor modifications. ProEntry Series is available in cylindrical, mortise, or unit lock styles. Its simple, rugged design with TorqDefender™ anti-vandal handle and AutoBolt™ automatic deadbolt (mortise only), ensure long life and reliable operation. ProEntry Series are ideal for installations with fewer users, access points and data management requirements than those for the CM Series



PRO5157
CYLINDRICAL



PRO5557
MORTISE
(3/4" Latchbolt)



PRO5757
UNIT

CLASSROOM / STOREROOM / FUNCTION (select by Program)The clutch-controlled outside lever is normally locked. The inside lever is always free. The unit may be unlocked from the outside by Keypad access control. The mortise key cylinder provides emergency override by engaging outside lever. The unit may be maintained unlocked by using a keypad code specifically programmed for "Toggle Mode".



PRO5565
ENTRANCE FUNCTION

The clutch-controlled outside lever is normally locked. The inside lever is always free. The unit may be unlocked from the outside by the Keypad access control. The mortise key cylinder provides emergency override by engaging outside lever. The



TorqDefender™ Outside Lever

The patented TorqDefender™ clutch controlled outside lever is standard on every model in the series, both cylindrical and mortise-style electromechanical locking systems. The integral TorqDefender mechanism permits the exterior lever to swing freely should vandals attempt to break the door handle. The door remains

INITIALS

GOVT	LESSOR
[signature]	[signature]

unit may be maintained unlocked by using a Keypad code specifically programmed for "Toggle Mode". Mechanical trigger extends beveled deadbolt to one inch, when door is closed. AutoBolt™ employs a mechanical trigger to automatically engage deadbolt when the door is closed.

locked and the mechanism operates even under extreme abuse.

Compare these features:

- Locknetics quality and innovation in a value-packaged offering — the ideal single door solution
- Program up to 20 user codes
- Select from 3 to 7 digits for user codes
- Add or delete users in seconds at the keypad
- Cost effective replacement for mechanical push-button locks
- PRO5500 mortise, PRO5100 cylindrical, and PRO5700 unit lock styles
- TorqDefender™ outside lever provides free wheeling protection from vandalism
- Mechanical key override accepts 1-1/8" or 1-1/4" mortise cylinder and adapts to existing key system
- Quick removal, vandal-resistant, mortise mounting concept
- Modular design - interchange inside and outside escutcheons for use with mortise or cylindrical locksets
- Upgradable to Computer Managed CM Locksets with same prep
- Extra heavy duty, cast stainless steel internal parts
- Solid cast lever handles with durable finishes
- Easy to install or retrofit for cylindrical, mortise, or unit lock preps
- Weather-resistant — vandal-resistant for interior / exterior doors
- Laboratory tested to 1,000,000 cycles
- Reliable, solid-state controls
- Powered by four common AA batteries for 80,000 cycles with no additional wiring
- ADA compliant hardware
- Meets or exceeds ANSI Grade 1 and ANSI/BHMA standards for electrified locksets
- UL® Listed for 3 hour fire-rated openings
- Fits cylindrical and mortise lock doors from 1-3/8" to 2-3/4" thick

INITIALS	
GOV'T	LESSOR
[illegible]	[illegible]

PRO5100 STANDARD FEATURES



- TorqDefender™ outside lever provides free wheeling operation and does not retract latch when unit is locked
- Mechanical key override accepts 1-1/8" or 1-1/4" mortise cylinder, quick removal, vandal resistant, cylinder mounting concept
- Extra-heavy-duty, cast stainless steel internal parts, solid cast lever handles
- Easy to install / retrofit to existing cylindrical lock preps – easily field reversible
- Weather resistant – vandal resistant – for interior / exterior doors
- Four common AA batteries provide 80,000 activations without external wiring

How to Order PRO5100Series

		EXAMPLE:
1	Select model (lock function)	PRO5157
2	Select cylinder (mechanical override)	PRO5157 - LC
3	Select finish	PRO5157 - LC - SC
4	Select options	PRO5157 - LC - SC - SLB
5	Select accessories	PRO5157 - LC - SC - SLB - EG

1 MODEL SELECTION



PRO5157 CLASSROOM/STOREROOM FUNCTION

(SELECT BY PROGRAM)

The clutch controlled outside lever is normally locked. The inside lever is always free. The unit may be unlocked from the outside by Keypad access control. The Mortise Key Cylinder provides emergency override by engaging outside lever. The unit may be maintained unlocked by using a Keypad code specifically programmed for "Toggle Mode".

2 CYLINDER SELECTION

LC	Less Cylinder STANDARD
KD	Mortise Cylinder 1-1/4", Keyed Different

4 OPTION SELECTION

MX150 Memory Expansion for 150 Users

Door Thickness Options

State door thickness - 1-3/8" to 2-3/4" available in 1/8" increments

Note: If no option is selected, lock will be shipped to accommodate 1-3/4" door.

Backset/Latchbolt Options

SLB	2-3/4" backset, 1/2" throw STANDARD
ELB	2-3/4" backset, 3/4" throw
OLB	2-3/8" backset, 1/2" throw

Note: If no option is selected, lock will be shipped to accommodate 2-3/4" backset and 1/2" throw.

3 FINISH SELECTION

SC		Silver Chromium STANDARD
626	US26D	Satin Chrome
612	US10	Satin Bronze
605	US3	Bright Brass
625	US26	Bright Chrome
690		Dark Satin Bronze (Powder Coat)

* Escutcheons - Black Powder Coat Finish

5 ACCESSORY SELECTION

EG Exterior Gasket Kit

NOTES

1. All mechanical override cylinders provided by Locknetics utilize a Schlage C Keyway, and two keys.
2. Most other manufacturers' 1-1/8" or 1-1/4" mortise cylinders with straight cams are compatible with the ProEntry™.

INITIALS GOV'T LESSOR



20

PRO5100 SPECIFICATIONS

PRODUCT SPECIFICATIONS

Access Control Device

PRO	Keypad with stainless steel buttons, in Lexan™ housing integral to outside escutcheon

Electronic

Power Unit	Micro motor drive
Power	Four standard AA Alkaline batteries (included) 80,000 activations average life-span. Low battery indication provided
Memory	Programmable, nonvolatile EEPROM, 20 users standard (150 optional)

Electronic Package

Controller	Controller and batteries housed within inside escutcheon. High impact Lexan cover. Bottom assembly - solid diecast zinc - black powder coat
Mounting	Solid diecast zinc base plate. Security screws

Hardware

Handing	Non-handed
Door Thickness	1-3/4", standard 1-3/8" to 2-3/4" in 1/8" increments (optional)
Backset	2-3/4", latchbolt - non-UL available for 2-3/8"
Lever	Solid die cast zinc, return to within 1/2" of door face Silver chromium finish STANDARD Patented TorqDefender™ clutch return for outside lever
Front Escutcheon	Solid die cast zinc, black powder coat Vandal resistant cylinder mounting, drill resistant plates in escutcheon 3-3/8" W x 10-7/16" H x 1-1/2" Thick
Cylinder	1-1/4", brass, 6 pin mortise cylinder, straight tailpiece, Schlage C keyway. Lock will accept most manufacturers' 1-1/8" or 1-1/4" cylinders
Warranty	One year limited
Certified Listings	ANSI Grade 1 UL Listed - 3 hour A label fire rated openings A117.1 Accessibility Code of the ADA
Lock Chassis	Investment cast stainless steel, steel and zinc die cast, easily reversible
Lock Front	Zinc die cast
Latchbolt	Chrome plated steel, 1/2" throw, 3/4" optional
Strike	Stainless steel or bronze, ANSI curved lip
Cylinder	Mortise - unique in industry. Security of mortise lock in cylindrical lock
Shipping Weight	10.7 lbs. (4.9 kg.)

ARCHITECTURAL SPECIFICATIONS

All electronic cylindrical locksets shall be PRO5100 Series extra heavy duty cylindrical lever locksets, manufactured by Locknetics Security Engineering, Forestville, CT U.S.A. The PRO5100 Series incorporates the same architectural design continuum as the PRO5500 Mortise Series and the 6000-PRO Exit Trim Series.

PROgrammable door lock, designed for extra heavy duty institutional and commercial applications. Lock chassis shall accommodate 161 cylindrical door prep with a 1-3/4" door thickness. Trim escutcheons shall be manufactured of solid cast material. Levers shall have 5/16" spindles on both sides and shall be attached to the escutcheon for increased security. Levers shall operate independently for increased product life. Handing of the lockset shall be field reversible. The cylindrical lockset shall contain 50% fewer parts than a standard mechanical cylindrical lockset as a result of an on-board microprocessor controlling the lockset function. The cylindrical lock body shall have a minimum 85% of all internal parts of cast stainless material with no plastic parts. The exterior lever has a patented built-in clutch mechanism "TorqDefender™" for increased performance and vandal resistance. Latchbolt shall be 1/2" throw with 3/4" throw available. To accommodate choice of facility keying systems lockset shall accommodate 1-1/8" or 1-1/4" mortise cylinder to operate the mechanical emergency override. An outside escutcheon gasket shall be available to resist intrusion of dust, weather, and foreign material.

All locksets shall be modular in design with the ability to interchange the outside and inside escutcheons for use with mortise lock body or cylindrical lock body. Modular flexibility is required to minimize the need to inventory parts to service both the cylindrical and mortise locksets.

Each lockset shall include a low energy D.C. motor for electronic control for access operations. The motor shall be powered by four AA standard alkaline batteries providing 80,000 activations without external wiring. An integral electronics assembly shall be microprocessor based with a programmable non-volatile memory. The electronic assembly shall be housed in a high impact Lexan™ cover. The electronics shall be further protected by mounting the assembly to the inside surface of the door. The cover shall be easily removable for replacement of batteries.

Programming shall be completed through a digital keypad within seconds. Reprogramming shall not require disassembly of lockset for deleting or entering user codes. Programmer may select from 3 to 8 digit user codes. Capabilities shall include keypad code from 20 users standard, with 150 users codes optional with each lockset. The lockset shall have on-board electronics that can change lock functions such as: maintained locked or unlocked, one time lock release, and lock out of all active users. Re-lock time delay shall be programmable from 1 to 120 seconds.

The keypad access control interface module shall be recessed within the front cover. Interface module must be vandal and weather resistant for exterior applications. The keypad interface module shall include two LED indicators for guidance during programming, troubleshooting, and user activation. The LED indicators shall also provide visual indication of low battery condition.

All electronic locksets must exceed the ANSI and BHMA Grade 1 standards. Locksets shall be UL listed for 3 hours for fire rated openings.

INITIALS GOV'T LESSOR

DOOR•GARD® FEATURES AND PROGRAMMING GUIDE
COMMAND AND CONTROL SERIES

DOOR-GARD COMMAND AND CONTROL SERIES keypads offer field proven reliability and cost effective solutions anywhere limited control or access is desired. Designed for individual control of up to four devices, Door-Gard Command and Control Series keypads are the perfect choice for controlling electric locking devices, security systems, automatic operators or machinery. Door-Gards accept power from a 12 or 24V AC/DC Supply. No separate programmer is ever necessary.

FEATURES:

- 4 INDEPENDENT OUTPUTS
- 4 INDEPENDENT TIMERS
- ALL OUTPUTS ASSIGNABLE BY CODE
- ON BOARD 8 AMP FORM C RELAY
- 120 USERS
- REMOTE TRIGGERING INPUT
- FRONT PROGRAMMABLE

MEMORY
Non-volatile EEPROM memory means your codes and instructions will be there whether you remove power for 5 minutes or 5 years.

PROGRAMMING
All programming is accomplished entirely from the front of the keypad. LED guidance makes programming easy, and changing codes a matter of seconds for an authorized user.

CODES
The Door-Gard Command and Control keypads allow up to 120 individual user codes to be valid. Codes may be from 1-6 digits in length and digits may be repeated. The Master Code is always user one (1).

MAIN RELAY
This is an 8 Amp (10 Amp surge) Form-C relay which can be toggled or timed from 1 to 90 seconds-by code.

AUXILIARY OUTPUTS
Auxiliary outputs can be individually timed from 1 to 90 seconds or act as a toggle switch, and may be triggered individually or in combination-by code. The Ruggedized(r) and Sealed Environmental(se) style provide these outputs in the form of 1 Amp Form-C relays, all other styles have 50ma negative voltage outputs.

REMOTE TRIGGERING INPUT
This normally open loop can be programmed to trigger any combination of outputs. Upon a momentary closure, the selected outputs will energize for their programmed time. The main relay (if selected) will energize for the same time period as the Master Code. This feature is especially useful when controlling an electric locking device.

KEYPRESS FEEDBACK / AUDIBLE KEYPRESS
The Command and Control Series Door-Gards will acknowledge a keypress by momentarily illuminating the yellow LED on the indoor(i), weather resistant(w), mullion(m) styles or momentarily sounding the sounder in the ruggedized(r) and sealed environmental(se) styles. This can be turned off through programming.

KEYPAD ACTIVE OUTPUT
The Command and Control Series Door-Gards can be programmed to energize a voltage output whenever a key is touched. This can be used to turn on lights, CCTV camera, or notify a guard. This output is not available if the IEI 250 Printer Interface is used.

AUDIT TRAIL
An accurate real-time audit trail can be provided by any Command and Control Series Door-Gard with the addition of an optional model 250 Printer Interface. The 250 can monitor up to 8 keypads simultaneously. The 250 comes with power supply and printer cable and connects easily to any parallel printer (not included).

INITIALS GOVT [signature] LESSOR [signature]



TESTING THE KEYPAD

1. Connect the positive (+) lead of your power supply to the terminal strip (TS1) +V input.
2. Connect the negative (-) lead of your power supply to the terminal strip (TS1) -V input.
3. Turn on your power supply.
4. Press 7890#123456*. If all 12 keypresses have been verfied, the keypad will enter self test mode. Either the LED's will flash or the sounder will beep 3 times..then light or sound continuously for 3 seconds (except on the mullion). If these responses do not happen, try the test mode again and then call tech support. Note: self test mode can be used when troubleshooting a keypad in the field. If you do not get the continuous light or sound then the memory has been corrupt and should be re-programmed with the 46 command (see option #19).
5. Enter the master code of 1234*. The relay will energize. Refer to programming section to program your keypad.

NOTE:

The keypad may be programmed in your shop or at the installation site. Programmed information is stored in non-volatile memory so it will not be lost if power is removed.

COMMAND AND CONTROL DEFAULTS

The Door-Gard Command and Control Series keypads are designed for easy installation in a minimum amount of time. The following defaults have been factory programmed.

Master Code (user 1)	1234 *
Main Relay will energize for	5 seconds
Auxiliary Outputs will energize for	5 seconds
Panic will energize	Output 4
Keypad Active Output	Off
Remote Triggering Input will energize	Main Relay
Keypress Feedback	On

If defaults must be changed or additional functions are desired, please refer to the *PROGRAMMING OPTIONS* chart after you are familiar with the *PROGRAMMING* section.

PROGRAMMING

1. Enter programming mode[1]		Yellow LED[2]
Press	99 # (master code) *	Flashes slowly
2. To change master code[3]		
Press	1 # (new master code) *	Flashes fast
Press	(new master code) *	Flashes slowly

If main relay time must be changed, substitute option 2 from PROGRAMMING OPTIONS chart for step 2 above.

3. To add/change second code		
Press	2 # (new user code) *	Flashes fast
Press	(new user code) *	Flashes slowly
4. To add/change third code		
Press	3 # (new user code) *	Flashes fast
Press	(new user code) *	Flashes slowly

5. Up to 120 codes may be added in this fashion

6. Exit programming mode		
Press	*	Out

NOTES:

- [1] The Command and Control series Door-Gards are factory programmed with a master code of 1234 *.
- [2] Some Door•Gard products contain a sounder in place of the yellow LED. In these products the flashing is replaced by a beeping.
- [3] The master code is always user 1.
- The master code allows access to the programming mode & activates the main relay.
- All codes must be followed by the *.
- Codes may be from 1-6 digits in length, and digits may be repeated.
- If the master code is forgotten or does not seem to be working, momentarily remove the programming jumper (or push SW1 on the se style, see wiring diagram for location) to enter programming mode and go to option #19 and default keypad.
- If the yellow LED lights (or sounder sounds) solid while in programming mode an error has occurred. Press * to clear (yellow LED should flash or sounder sound) and start over from step 2 or 3 above.

INITIALS
LESSEE | LESSOR

PROGRAMMING OPTIONS CHART

If the pre-programmed default values must be changed or additional functions are desired, the following options may be programmed.

1. Enter programming mode	Press	99 # (master code) *
2. Change master code/set main relay time [1]	Press	(time) # 1 # (new code) * (new code) *
Example: Master code of 4321/relay time of 10 seconds	*Press*	*10 # 1 # 4321 * 4321 **
3. Add/change user code	Press	(user number) # (new code) * (new code) *
4. Add/change user code with a different output [1] time on main relay	Press	(time) # (user number) # (new code) * (new code) *
5. Delete user codes	Press	(user number) # * *
6. Set output 2 time [1]	Press	12 # (time) # 0 # * *
7. Set output 3 time [1]	Press	13 # (time) # 0 # * *
8. Set output 4 time [1]	Press	14 # (time) # 0 # * *
9. Set outputs for Remote Triggering.Input	Press	17 # (outputs: .ie. 1, 2 or 2, 3 etc.) # 0 # * * Note: 0= no outputs
10. Set outputs for Panic [2]	Press	18 # (outputs: i.e. 1, 2 or 2, 3 etc.) # 0 # * * Note 0= no outputs
11. Turn keypress feedback/audible keypress on	Press	30 # 0 # 1 # * *
12. Turn keypress feedback/audible keypress off	Press	30 # 0 # 0 # * *
13. Turn yellow LED/sounder on with relay	Press	30 # 1 # 1 # * *
14. Turn yellow LED/sounder off with relay	Press	30 # 1 # 0 # * *
15. Turn auto entry on	Press	30 # 2 # 1 # * *
16. Turn auto entry off	Press	30 # 2 # 0 # * *
17. Turn keypad active output on [3]	Press	43 # 0 # 99 # * *
18. Turn keypad active off	Press	43 # 0 # 00 # * *
19. Erase keypad memory/reset defaults	Press	46 # 00000 # 00000 # * *
20. Energize selected output(s) with a user code [4]	Press	59 # (outputs: i.e. 1, 2 or 2, 3 etc.) # (user number) # (new code) * (new code) *
Example: User 2: code of 4321 : energize outputs 2 & 3	*Press*	*59 # 23 # 02# 4321 * 4321 **

NOTES:

[1] Time must always be represented by 2 digits. Example: 5 seconds = 05. Latching /toggle is accomplished by entering a time of 00

[2] If selected, panic will operate by pressing the * and # simultaneously. Panic operates for 1 second and is defaulted to output 4.

[3] Keypad active is a negative voltage output (sink) available on terminal (or wire) marked WB (see wiring diagrams for location).

[4] This feature is not available with the master code.


INITIALS
GOVT
LESSOR

ELECTRIC STRIKE RELEASE

061633 Furnish and install one (1) ea.

Electric door release latch strike assembly.

The assembly shall provide remote controlled access for the door equipped with a dead latch. The electric strike shall be installed in the hollow metal door frame jamb and shall meet ANSI 156.5 requirements. The internally mounted solenoid shall have the fail secure feature. It shall be constructed of stainless steel, tamper resistant and accommodate adequate door loading. The assembly shall be operated by a remotely located 24VAC push button and shall be furnished with a 120/24VAC transformer.

The installed assembly shall comply with current building and national electrical codes. It shall be complete and operational using a current commercial standard product.

All related work such as connection to building electrical system, location of push button operator, circuit wiring, etc., shall be included.

*Specify location of operating push button.




INITIALS
Gov't
Lessor

INTERNATIONAL ELECTRONICS, INC.



Please carefully read the technical section of the instructions. If this product does not seem to operate properly, please call our Technical Department toll free at 1-800-343-9502 (781-821-5566) Monday-Friday 8:30 am-7:00 pm EST.

We understand your time is valuable, and we know that calling our Technical Support Department will ensure that you'll make the most profit possible with your IEI product.

Thank you for your purchase. We appreciate your business.





IEI 212iL Keypad
"When Form Meets Function At A Great Price"
Design
USES
Value
ELEGANT LOOKS
INDOOR
GREAT PRICE
BACKLIT
DEVICE CONTROL
120 USERS
MEDIUM DUTY USE
DOOR CONTROL
ITS FROM
1 2 3
4 5 6
7 8 9
* 0 #
At Your Distributor Now
IEI 1-800-733-9502
Web www.ieib.com

INITIALS GOV'T LESSOR

COMMAND & CONTROL STYLES:

212HNDOOR STYLE
- Flushmount indoor design.

212w-WEATHER RESISTANT STYLE
- Flushmount outdoor design.

212r-RUGGEDIZED STYLE
- Weatherproof self-contained metal housing.
- Vandal resistant.
- Cast metal housing suitable for wall, post or gooseneck mounting.
- Available in White or Black.
- 4 On-Board relays.

212se-SEALED ENVIRONMENTAL STYLE
- Weatherproof self-contained metal housing.
- Vandal resistant.
- Small design suitable for residential, commercial and industrial applications.
- 4 On-Board relays.

212m-MULLION STYLE
- Weather resistant metal housing.
- Two-piece design with secured electronics.
- Narrow housing suitable for aluminum door frame mounting.
- Available in Bronze or Satin Aluminum

ACCESSORIES:

DATA LOGGING
- IEI-250 PRINTER INTERFACE provides power, communication inputs and outputs for up to 8 Door•Gard Keypads. Interfaces with any parallel printer for user/door activity logging.

INSTALLATION
- IEI-280 WEATHERPROOF SURFACE BACK BOX.
- IEI-281 FLUSH MOUNT BACK BOX.
- IEI-290 12 VDC PLUG-IN POWER SUPPLY. 300MA.
- IEI-293 THREE RELAY PLUG-IN BOARD with FORM C, 1 amp relays.

Converts transistor outputs to dry contacts (for use with Command and Control indoor, weather resistant and mullion styles).

MAGNETIC STRIPE CARDS –
Track II encoded, low coercivity cards.
- IEI-2010 – Pack of 10 cards.
- IEI-2025 – Pack of 25 cards.

TAMPER PROTECTION
- IEI-282 TAMPER SWITCH detects faceplate removal.
- IEI-283 SECURITY MODULE responds to tamper switch (included) and cuts all in/out power to the door lock. Wires can't be crossed to unlock door. Must be reset from inside the protected area.
- IEI-289 TAMPER SCREWS - TRI-HEAD.
- IEI-267 1/4" DRIVER.
- IEI-270 ADAPTER SOCKET - TRI-HEAD.
- IEI-288 TAMPER SCREWS - ALLEN WITH PIN.
- IEI-271 TAMPER WRENCH - ALLEN WITH PIN.

OTHER DOOR-GARD PRODUCTS FROM IEI

CONTROL PANEL INTERFACE SERIES

210 – Programmable Keypad- Direct hardwire keyswitch replacement.
240 – Battery Operated Keypad- Direct keyswitch replacement (for indoor use).
262 – The Partitioner- Self-contained 2-zone control.

SELF-CONTAINED ACCESS CONTROL SYSTEMS

232i – Indoor keypad
232w – Weather-resistant
232se – Sealed environmental keypad
232r – Ruggedized keypad
232m – Mullion keypad
233 – Card Reader System
234 – Keypad/Card Reader System

FEATURING
- Lock Release Relay
- Lock Release Time
- Alarm Zone Shunting Relay
- Multiple User
- Propped Door Alarm Relay
- Timed Egress Input
- Forced Door Alarm Relay
- Front Programmable

LIMITED WARRANTY

International Electronics, Inc. (IEI) warrants its products to be free from defects in material and workmanship, when they have been installed in accordance with the manufacturer's instructions, and have not been modified or tampered with. IEI does not assume any responsibility for damage or injury to person or property due to improper care, storage, handling, abuse, misuse, normal wear and tear, or an act of God.

IEI's sole liability is limited to the repair or (at IEI's option) the replacement of the defective product or part when sent to IEI's facility (freight and insurance charges prepaid), after first obtaining IEI's Return Merchandise Authorization.

IEI will not be liable to the purchaser or anyone else for incidental or consequential damages arising from any defect in, or malfunction of, its products.

This warranty shall expire two years after shipping date for DOOR-GARD keypads.

Except as stated above, IEI makes no warranties, either express or implied, as to any matter whatsoever, including, without limitation to, the condition of its products, their merchantability, or fitness for any particular



INTERNATIONAL
ELECTRONICS, INC

INTERNATIONAL ELECTRONICS, INC.
427 TURNPIKE STREET, CANTON, MA 02021 USA
800-343-9502, 781-821-5566
781-821-4443 FAX
FAX INFORMATION CENTER 781-821-0734 (FROM YOUR FAX MACHINE)

MADE IN U.S.A.

605-0212
REV. 1.03

INITIALS
GOV'T	LESSOR
[signature]	[signature]


Electromagnetic Door Lock
Red LED
Yellow LED
Green LED
Brown
White/Orange
TS1
V+ V- NC C NO
Relay
Transorb
Magnetic door lock
(fail safe)


Basic Access Control with an Electric Door Strike
Red LED
Yellow LED
Green LED
Brown
White/Orange
TS1
V+ V- NC C NO
Relay


Shunting a Normally Closed Zone
Red LED
Yellow LED
Green LED
Brown
White/Orange
TS1
V+ V- NC C NO
Relay


Arming and Disarming a Typical Control Panel
Green LED (panel disarmed)
Red LED (panel armed)
TYPICAL ALARM CONTROL PANEL
GREEN LED (-)
RED LED (-)
12 VOLTS (+)
PA-For User LEDs
ARM/DISARM TERMINALS
Relay
TS1
V+ V- NC C NO
12 VOLTS(-)
12 VOLTS(+)
NOTE: LED ground wires must be removed from keypad. PA connector and wired to panel. Connections are shown for a typical panel with -V (sink) outputs.


Wiring to a Model 250 Printer interface or a Hard Copy
White/Black
White/Yellow
TS1
Relay
250 Printer Interface
Parallel Printer
12 Volts AC

PACKING CHECKLIST

212i or 212w KEYPAD
TEN CONDUCTOR WIRING HARNESS (1)
SLOTTED SCREWS (2)
SECURITY SCREWS (2)
*M.O.V. (2)
*100 OHM RESISTOR (1)
*10 OHM RESISTOR (1)
*IN4004 DIODE (1)
TRANSORB (1)
MOUNTING GASKET 212w ONLY (1)
FEATURES AND PROGRAMMING GUIDE
WARRANTY CARD

NOTE:DUE TO IMPROVEMENTS, ITEMS WITH AN ASTERISK(*) ARE NO LONGER REQUIRED FOR INSTALLATION. 606-1112 Rev 1.00

INITIALS GOV'T | LESSOR

212 i/w Circuit Board



Red LED
Yellow LED
Green LED
NOTE: J3 JUMPER NOT USED ON 212 i/w
J3
Yellow Prog LED
Red LED
Green LED
J2-Remove jumper for 24 volt operation
Note: Wiring Harness P1 leads exit over terminals
Relay
TS1
V+ V- NC C NO

212 i/w Wiring Harness



White Not used
Wht/blue Output 3 -V (Sink 50mA)
Wht/red Output 2 -V (Sink 50mA)
Orange Output 4/panic -V (Sink 50mA)
Brown Remote Triggering Input (REX)
Wht/orange Remote Triggering Input (REX)
Wht/black K (in) Keypad active
Wht/yellow K (out)
Black Ground (Output only)
Red Not used

Warning: Plug this harness in with the leads facing down! Permanent damage may result if incorrectly inserted.

Optional 293 Auxillary Relay Board



RELAYS
OUTPUT 2
OUTPUT 3
OUTPUT 4
1 Amp @ 24 VDC
K (data in)
K (data out)
Remote triggering
Remote triggering
Not used
Not used
normally open switch
Dip Switch Selection for 12 or 24 Volt Operation. NOTE: Switch all 3 to selected operating voltage.
12V 24V
ACCESSORY RELAY BOARD
The IEI Model 293 plug on relay board converts voltage outputs to Form-C 1 Amp relays and provides screw terminal connections for all inputs and outputs. The 293 fits in a standard 2" electrical box with the keypad.
TERMINAL STRIP TS1
KEYPAD ELECTRONICS BOARD

Wiring an accessory Relay



The markings in parenthesis refer to the IEI Model 284 Leaded Accessory Relay
White/red=Output 2
White/blue= Output 3
Solid orange= Output 4/Panic
Coil positive-(Red)
Red
Relay NO-(Green)
Relay Comm-(Blue)
Relay NC-(Gray)
TS1
V+ V- NC C NO
White/red
Coil negative-(White)
12-24v AC/DC

CHNICAL NOTES

When using this device to operate an electric locking device you **must** install the transorb as close to the locking device as possible. Installation of this device will prevent the " electrical kick back " voltage generated by the locking device from damaging the keypad.

To avoid ESD (electro-static discharge) from interfering with the operation of the DOOR-GARD, ground the negative terminal of the keypad to earth ground. If the power supply can not be grounded, then the case should be grounded.

When mounting the 212w outside, apply silicone to the area where wires enter the case, and install a weep hole at the bottom of the box. This will help prevent warm air from condensing on the circuit board.

For use in extreme weather conditions, please consult the factory for additional methods of protecting your DOOR-GARD from the environment.

SPECIFICATIONS:

MECHANICAL:
BOARD DIMENSIONS:
1.70"w x 2.60"h x 1.125"d
1.70"w x 2.60"h x 1.675"d (w/ 293 relay board)

ELECTRICAL:
VOLTAGE:
12-24 Volts AC/DC (selected by jumper)
CURRENT:
@12vdc 4.5ma typical-36ma w/relay energized
@24vdc 6.2ma typical-38ma w/realy energized
Note: add 6ma per LED @ 12 volts/12ma @ 24 volts
Note: keypads using the IEI-293 relay board require an additional 30ma for each relay energized.
OUTPUTS:
Main relay: 8 Amp. Form-c @ 24VDC-10 AMP surge
Outputs 2. 3. & 4 are 50ma negative voltage outputs

ENVIRONMENTAL:
TEMPERATURE:
-20 DEGREES F TO 130 DEGREES F (-28C TO 54C

606-1112 Rev 1.00

INITIALS GOV'T LESSOR


INITIALS
GOV'T
LESSOR

ATTACHMENT

DOCUMENT DROP WITH ACRYLIC BOX

RECEPTION ROOM SIDE



SLANTED LETTER SLOT

Steel-spring action keeps the flap tightly closed. Magazine size slot opening required (approx. 11-1/2 inches x 2-7/8 inches). Wall liner to be slanted and deep enough to be installed in a wall. Constructed of aluminum (gold or silver). Letter slot opening to face the Reception Room. Install opening at 42 inches from the finished floor. (Acceptable source: AAA Mailbox Sales and Service, 701 Richcreek Road, Austin, TX 78757, telephone 512-451-6269)

INITIALS	
GOV'T	LESSOR
WM	JB

DOCUMENT DROP BOX
(April 2002)

Letter Slot - Opening with steel-spring action to keep the flap tightly closed. Magazine size slot opening required (app. 11-1/2" x 2-7/8"). Slot opening to be constructed of aluminum (gold or silver). Letter slot opening to face the Reception Room. Install opening at 42" from the finished floor. (Acceptable source: AAA Mailbox Sales and Service, 701 Richcreek Rd, Austin, TX 78757, phone 512-451-6269).

Drop Box - Constructed with 1/2" plywood, Melamine faced on all exposed surfaces (SSA Manager to select color). Clear acrylic panel to be installed in front for visibility of contents. Slanted top with hinged opening and padlock hasp with lock. Wall liner to be slanted and deep enough to be installed through the wall.


RECEPTION ROOM WALL
LETTER SLOT OPENING
PIANO HINGE
8"
4" WIRE PULL/HANDLE
PADLOCK HASP WITH LOCK
1/2" PLYWOOD MELAMINE LINER
12"
CLEAR ACRYLIC
42"
13"
13"
FRONT ELEVATION
SIDE ELEVATION

INITIALS GOV'T | LESSOR

GENERAL OFFICE SIDE



Letter Slot installed 42 inches from the finished floor. Acrylic box (12 inches wide x 12 inches deep x 12 inches high) attached to wall directly below the Letter Slot opening.


INITIALS
GOV'T
LESSOR

SELF-HELP COUNTER (10 FEET)

- Size: 10 feet by 18 inches deep. Heights as shown below are from the finished floor.
- Construction: Cabinet to be constructed of 3/4 inch plywood with veneer. (Pressed board and wafer board are unacceptable.) Unit to be mounted securely to the wall. Door knob/handle with lock and key and four adjustable shelves to be provided.
- Finish: All exposed surfaces of counter and inside cabinet including shelving to be covered with laminate, Pionite or equal. Color to be selected by the SSA Manager.


10'
24"
42"
34"
Lock
Open Area
Open Area

DRAWING TITLE	RECEPTION ROOM SELF-HELP COUNTER	GENERAL SERVICES ADMINISTRATION PUBLIC BUILDINGS SERVICE			
PROJECT		SCALE: 1/2" = 1'-0"			
LOCATION		DWN. BY	L. FLORES	10/22/	CKD. BY
STREET		PROJ. NO.		DWG. NO.	

INITIALS GSA LESSOR

Door

-The door shall be a solid core flush door with 5-ply construction and Type II non-staining glue. The door should be factory mortised and should receive a premium grade factory coated natural finish. The grain and stain effect shall be determined by the GSA contract officer*. Field finish the stiles with same product as used on the factory finish. Each door shall bear an identifying mark indicating its quality and construction. The identifying mark or a separate certification shall include identification of the standard on which construction of the door is based, identity of the manufacturing plant, identification of the standard on which preservative treatment, if used, was made.

-The door shall be fit, hung, and trimmed to the extent that it is plumb and true. Clearances are as specified below. The lock edge or both edges of the door shall be beveled at the rate of 1/8" to 2". Cuts made on the job shall be sealed immediately after cutting, using a clear varnish or sealer. Bottom of bottom gate shall be undercut to allow clear door swing over carpeted areas. Vertical edges of doors which have not been rounded or beveled at the factory shall be eased when the door is installed.

Frame

-The door frame shall be a 16 guage hollow metal frame. Whenever damage becomes evident, abraded, scarred, or rusty areas shall be cleaned and touched up with the paint used in the shop painting. Metal frames shall be reinforced, drilled, and tapped to receive all necessary hardware. Rubber silencers shall be installed into factory predrilled holes in door frames; adhesively applied silencers are not acceptable. Where frames are installed in plaster or masonry walls, plaster guards shall be provided on door frames at hinges and strikes.

-A wrap around frame should be used for 6" walls. For 8" walls or more, securely anchor a butt frame using T-anchors.

Shelf

-Shelf shall be 3/4" plywood with veneer. Veneer is to be a high pressure laminate in a wood grain and color to match the door finish.

Hardware

1 mortise entry lock (lower gate)
2 slide bolts (on upper gate to attach it to lower gate)
1 door stop (lower gate)
1 wall type door stop with holder and keeper (upper gate)
4 ball bearing full mortise hinges
2 brackets for shelf

All hardware should have a chrome finish unless otherwise specified by the GSA contract officer*.

* In these cases only, a designated representative may act in lieu of a GSA contract officer for the purpose of specifying an interior product finish. Quality and quantity of any products herein must not be altered.

1/8" CLEARANCE
3'-0"
1/8" CLEARANCE
1/8" CLEARANCE
7 1/4"
28 1/4"
13 1/2"
22 3/4"
12 1/4"
7'-0"
35"
16"

CENTER SHELF ON LOWER GATE. ALLOW CLEAR DOOR SWING.
SHELF HEIGHT IS 42" STD.

UNDERCUT TO ALLOW CLEAR DOOR SWING OVER CARPET.

INITIALS

DRAWING TITLE	DUTCH DOOR	GENERAL SERVICES ADMINISTRATION PUBLIC BUILDINGS SERVICE
PROJECT	WITH OBSERVATION WINDOW	SCALE: 1/2" = 1'-0"
LOCATION	Observation window: approx. 5" W x 18" L With mirror finish reflective film facing Reception room. Bottom of window to be 56" From finished floor and 8" from edge of door	DWN. BY: L FLORES 10/21 CKD. BY:
STREET		PROJ. NO.: DWG. NO.:

35

ATTACHMENT - DUTCH DOOR A

Cabinet

Cabinet to be constructed of ¾" particle board covered with Melamine on all exposed sides and ends. All joints to be fastened with both glue and nails. Color to be selected by SSA Manager

Standards and Shelving

Brackets for fixed and adjustable shelves to be dadoed. Shelf material to be ¾ Melamine or equal on all exposed. Sides/ends (top and bottom of each shelf). Furnish three loose shelves with each unit, cut fully 15 inches deep and length to suit. Finish as above.

Adjoining Units

Carriage bolts shown in Detail C are required only between adjoining units. Bolts to be field installed after units are set up in final location.



2'-6"
¾"
¾"
C
45"
36"
5"
C
30"
Inside Dimensions
8'-0"
18"
C
27"
K&V #255
STANDARDS,
#256
SUPPORTS
24"
18"
15"
⅜" BACK
A
B
DETAILS
A
COVR. BASE
2" x 4" BLOCKING
B
3/8" PLYWOOD BACK
2" x 4" BLOCKING
C
1/4" CARRIAGE BOLT
1" x 2" BLOCKING
D
CORNER UNIT
DRAWING TITLE
STORAGE ROOM SHELVING
GENERAL SERVICES ADMINISTRATION
PUBLIC BUILDINGS SERVICE
SCALE: ½" = 1'-0"
LOCATION
36
INITIALS
Gov't
Lessor

ATTACHMENT SHELVING

UNIFORM FEDERAL ACCESSIBILITY STANDARDS

4.24 Sinks

4.24.1 General. *Sinks required to be accessible by 4.1* shall comply with 4.24. Sinks in kitchens of accessible dwelling units shall comply with 4.34.6.5.

4.24.2 Height. Sinks shall be mounted with the counter or rim no higher than 34 in (865 mm) from the floor. [Finished floor]

4.24.3 Knee Clearance. Knee clearance that is at least 27 in (685 mm) high, 30 in (760 mm) wide, and 19 in (485 mm) deep shall be provided underneath sinks.

4.24.4 Depth. Each sink shall be a maximum of 6-1/2 in (165 mm) deep.

4.24.5 Clear Floor Space. A clear floor space at least 30 in by 48 in (760 mm by 1220 mm) complying with 4.2.4 shall be provided in front of a sink to allow forward approach. The clear floor space shall be on an accessible route and shall extend a maximum of 19 in (485 mm) underneath the sink (see Fig. 32).

4.24.6 Exposed Pipes and Surfaces. Hot water and drain pipes exposed under sinks shall be insulated or otherwise covered. There shall be no sharp or abrasive surfaces under sinks.

4.24.7 Faucets. Faucets shall comply with 4.27.4. Lever-operated, push-type, touch-type, or electronically controlled mechanisms are acceptable designs.

4.27.4 Operation. Controls and operating mechanisms shall be operable with one hand and shall not require tight grasping, pinching, or twisting of the wrist. The force required to activate controls shall be no greater than 5 lbf (22.2 N).

Waste Disposal Unit
-continuous feed, with hardened stainless steel grinding elements, 1/2 HP permanently lubricated motor and overload protector with manual rest; must have 115V, 20 Amp electrical supply with control switch, hardwired 120V 6.7 Amps.

All Cabinets to be constructed of ¾" plywood with veneer. Pressed board is unacceptable. All exterior/interior surfaces of counter and cabinets to be finished with Melamine plastic laminate or equal. Units must be mounted securely to the wall.

Counter and Back Wall Shield countertop to be constructed of ¾" plywood. Counter top and back wall shield to be laminate clad*

Back wall shield to run continuous from the counter top to the top cabinet (20" x 96")

Sink – Double compartment Stainless steel sink with a complete Single mixing faucet (minimum 8" long and movable)

Notes: (A) is a 6" x 1" board to Allow cabinet door stop.
(B) is a base shelf that is removable for wheelchair access



12"
12"
30"
84"
6½" MAX
27"
4"
3"
19"
30"
12"
8"
34"
(A)
(B)
32"
18"
18"
96"

* In these cases only, a designated representative may act in lieu of a GSA contract officer for the purpose of specifying an interior finish. Quality and quantity must not be altered.

GENERAL SERVICES ADMINISTRATION
PUBLIC BUILDINGS SERVICE

SCALE 1/2" = 1'-0"

DRAWING TITLE: **STYLE B MULTIPURPOSE ROOM COUNTER/SINK WITH FOOD WASTE DISPOSAL & WALL CABINETS**

INITIALS

Gov't	Labor
[signature]	[signature]

Revised 9/15/99 ATTACHMENT 8' CABINET 37

ACCORDION FOLDING ACOUSTICAL PARTITION

Furnish and install one (1) ea.

Accordion folding acoustical partition assembly.

The assembly shall be top supported and manually operated. The manufacturer shall provide a heavy duty extruded aluminum recess track for best performance. The partition shall be supported by 2-wheel ball bearing carriers spaced 18"-21" on center. The frame construction shall have an internal framing of vertical cold rolled steel, galvanized and riveted to form the folding mechanism. The cover shall be of semirigid 5-ply laminated construction with standard Class "A" vinyl fabric. The cover shall be fastened to steel cover support pins at hinge points. It shall be possible to replace covers in the field. The weight of the partition shall be not less than 4.1 lbs/sq. ft. and shall have an STC rating of 39.

The assembly shall be [8'-6"/9'-0"/9'-6"] high and [*18'/20'/22'] wide. It shall be complete and operational using a current commercial standard product.

All related work such as track suspension system, ceiling alterations and storage pocket shall be included.

*Give dimension for your specific application.


"Pocket" walls to house
folded partition

INITIALS
Gov't Lessor

ATTACHMENT - FOLDING PARTITION



Requires 5' x 6' area

FRONT VIEW 4 feet in diameter

1.2 meter

NON PENETRATING ROOF MOUNT

weight antenna 90

mount : 540

630

INITIALS GOVT LESSOR

SPECIFICATIONS

Series 1761, 1111, and 1130

ELECTRICAL

	.75 series 1761		1.0 series 1111		1.2 series 1130	
	C-Band	Ku-Band	C-Band	Ku-Band	C-Band	Ku-Band
Antenna Aperture	.75 M	30 in.	1.0 M	40 in.	1.2 M	48 in.
Operating Frequency (GHz)	3.625-4.2	10.95-12.75	3.625-4.2	10.95-12.75	3.65-4.2	10.95-12.75
Midband Gain (±.5db)	28 dBi	37.8 dBi	30.5 dBi	40.5 dBi	32.0 dBi	42.0 dBi
3 dB Beamwidth	7.0°	2.3°	5.3°	1.7°	4.4°	1.4°
Antenna Noise Temperature (linear)						
20° elevation	57 K	49 K	56 K	47 K	54 K	46 K
30° elevation	56 K	48 K	54 K	48 K	51 K	43 K
First Sidelobe (Typical)	-23 dB		-23 dB		-23 dB	
Cross-Pol Isolation	>30 dB (on axis)		>30 dB (on axis)		>30 dB (on axis)	
VSWR	1.3:1 Max.		1.3:1 Max.		1.3:1 Max.	

MECHANICAL

Reflector Material	Glass Fiber Reinforced Polyester SMC		
Mount Type	Elevation over Azimuth		
Elevation Adjustment Range	5° to 90°		
Circular Elevation Adjustment Range (Series 1130 only)	12° to 90°		
Azimuth Adjustment Range	360° Continuous		
Antenna Optics, Prime Focus	One Piece Offset Feed		
Mast Pipe Size	1.5" SCH 40 Pipe (1.90" OD) 4.83 cm.	1.5" SCH 40 Pipe (1.90" OD) 4.80 cm.	2.0" SCH 40 Pipe (2.38" OD) 6.05 cm.
Shipping Specifications	30 lbs. (14 kg.)	40 lbs. (18 kg.)	55 lbs. (25 kg.)

ENVIRONMENTAL PERFORMANCE

Wind Loading	*Operational*	45 mph with .2° pointing error (72km/h)
	Survival	125 mph (201km/h)
Temperature	*Operational*	-40° to 140° F (-40° to 60° C)
	Survival	-50° to 160° F (-46° to 71° C)
Rain	*Operational*	1/2" /hr
	Survival	2" /hr
Ice	*Operational*	
	Survival	1/2" radial
Atmospheric Conditions		Salt, Pollutants, and Contaminants as Encountered in Coastal and Industrial Areas
Solar Radiation		360 BTU/h/ft²

4 feet High
4 feet in diameter
antenna weights 90 lbs
mount weights 540 lbs
630
weight loading of 70 lbs
per square foot.

PRODELIN
Prodelin Corporation
PO Box 368
1700 NE Cable Drive
Conover NC 28613 USA
Phone 704/464-4141
Fax 704/466-0660
Home Page: http://www.prodelin.com

INITIALS
GOV'T vlm | ASSESSOR

System Requirements

Downlink Architecture

The downlink system receives a Single Channel Per Carrier (SCPC) or Multiple Channel Per Carrier (MCPC) digital transmission from the Baltimore uplink facility. There are two solutions for the downlink architecture, new or retrofit. A new downlink installation includes the following hardware and electronics:

- Ku-band antenna assemblies
  - 1.2m antenna assembly
  - 1.8m antenna assembly for Puerto Rico and the Virgin Islands
- Dual polarity for the antennas
- Antenna mounts to meet specific installation applications (generally non-penetrating roof mount)
- Low Noise Block Converter (LNB)
- Feedhorn (included in antenna assembly)
- Integrated Receiver/Decoder (IRD)
- Audio Conferencing Unit (Not provided by EDS/HGS)
- Interfacility link (IFL) cable (up to 300' included)
- Installation services

If a retrofit is necessary for an existing downlink system, EDS/HGS will perform the following:

- Inspect existing antenna, mount, and harness for serviceability
- Inspect coaxial cable and connectors for serviceability and waterproofing; replace all connectors where needed
- Check and replace seals where needed
- Install the IRD(s) and connect to the LNB
- Connect the IRD to the Audio Conferencing Unit.
- Repeak antenna if necessary
- Document site configurations with photos after the retrofit installation

Downlink Components

Downlink Antenna Assembly

The antenna is placed outdoors, with a clear line of sight to the Galaxy X satellite. The antenna assembly is located as close to the IRD as practical. The antenna will use a nonpenetrating roof mount at most sites. Some sites will need a different type of antenna. This will be determined by the site survey.

INITIALS GOV'T OFFEROR

Antenna Mounting System

The antenna used for this system is a nonpenetrating gravity-style mounting system designed to be placed on flat roof surfaces. The mount and the attached antenna are secured on the roof by ballast placed in the mount. The mount shape is rectangular, with a rubber pad between the roof and the mount to protect roofing material. The typical total weight of the mount and antenna is 20 pounds per square foot.

Low Noise Block Converter (LNB)

The LNB is a unit that mounts on the satellite antenna at the offset focal point of the antenna and converts the satellite signal from the Ku-band frequency (11.7-12.2 GHz) to the L-band frequency (950-1450 MHz).

Integrated Receiver/Decoder (IRD)

The IRD tunes to a desired satellite frequency and demodulates the signal into a composite bit stream. The IRD then separates the bit stream into its original video, audio, data, and control data signals. The IRD should be located in a secure, well-ventilated location. Clean AC power should be provided by a dedicated circuit. It should not be located adjacent to any source of electromagnetic interference (EMI).

Audio Conferencing Unit (Not Supplied by EDS/HGS)

The Audio Conferencing Unit (ACU) by Teleconferencing Technologies Inc. provides the audio communication link via a terrestrial phone network for the IVT network. This unit enables a person at one site to call in and ask questions to the original program site without experiencing audio feedback through the network. The end-user is responsible for providing a standard telephone connection, RJ11, within 10' of the ACU.

Interfacility Link Cable (IFL)

The satellite signal travels between the IRD and the LNB through an IFL cable. The IFL is a 75 ohm Plenum-rated coaxial cable. The cable provides connectivity from the LNB to the IRD and also provides DC voltage from the IRD to power the LNB. If the distance between the LNB and the IRD is over 300 feet, line amplifiers and/or an eternal power supply may be required. The cable is routed into the building through survey approved access or penetration point. Once the cable is inside the building, existing cable paths are used to route the cable to the IRD.

INITIALS	
GOV'T	LESSOR

Figure 1 illustrates the downlink network based on the components listed above.


Demarcation
Customer Premise Equipment
IRD
300' Cable
TV Monitor
Student Response Unit
LNB
VCR
1.2 M Antenna
Audio Conferencing Unit

Figure 1, EDS/HGS IVT Network

Explanation of the Uplink

The Uplink consist of four subsystems: baseband, intermediate frequency/radio frequency (IF/RF), signal processing, and a fixed antenna. The baseband subsystem accepts video and audio signals, performs the digitization encoding, then modulates the digital data onto a carrier for satellite transmission. The components of the baseband subsystem include the audio/video encoder, modulator, multiplexer, encoder manager, and IRD. The interface between the baseband and IF/RF subsystems is at 70MHz.


INITIALS
GOV'T
LESSOR



.76, 1.0, and 1.2 Meter C and Ku-Band Receive Onl[y] Offset Antenna Systems

Series 1761, 1111, and 1130

1.2 M series 1130 shown in photo

FEATURES

- Precision Compression Molded Offset Reflector
- Installation Time Reduced with Improved Mount Design
- Compact Packaging for Low Shipping Costs
- Low Visual Impact, Gray Reflector
- Various Mounting Options Available
- Feed and Elevation Alignment Indicators
- ISO 9002 registered: certificate no. A2421

Prodelin Corporation specializes in the design and manufacture of small aperture antennas. The Company has invested heavily in the manufacture of antenna products, especially for direct reception of signals by commercial customers. Prodelin is committed to the production of high quality, low cost and easily deployed antenna systems for operation at frequencies up to 30 GHz. Each system features a sturdy galvanized steel support structure and is available with a variety of feed, mount and pedestal configurations. The Company's products are marketed worldwide.




PRODELIN
CORPORATION

"Quality is reflected in everything we do"

INITIALS
GOV'T | LESSOR


MAJOR AXIS
AZIMUTH AXIS
6.00
6.00
6.37
ELEVATION AXIS
MAST HEIGHT

1.2M Ku-Band Receive Only
Series 1130 Offset Antenna Geometry


INITIALS


PRODELIN

NOTES FOR BALLAST TABLES

FOR 1.2M RxO ANTENNA ON 4 X 4 NPRM

1. Ballast tables 1.1-1.4 are based on an overturning design with a 1.0 safety factor. Total weight will be 1.5 times that shown if a 1.5 safety factor is required.

2. Values shown in tables 1.1-1.4 provide sliding resistance to the wind speed shown with a 1.0 safety factor when used with a rubber friction pad (coefficient of friction .7).

3. Recommended ballast material is concrete cap block, nominal dimensions of 4 x 8 x 16 inches. Number of blocks needed is based on an assumed weight of 25 lb each; blocks will vary depending on source. The actual weight of blocks should be determined for correct ballast amount.

4. Ballast shown is total ballast. Weight of antenna and NPRM (about 50 lbs) is subtracted from total to determine the number of blocks needed.

INITIALS
GOV'T | LESSOR


PRODELIN

TABLE 1.
1.2M ANTENNA SYSTEM NPRM BALLAST REQUIREMENTS
4 FT. X 4 FT NPRM - OVERTURNING DESIGN (F.S. = 1.0)

TABLE 1.1 EXPOSURE B, 30 FT. ABOVE GROUND

DESIGN WIND SPEED (MI/HR)	70	80	90	100	110	125
TOTAL BALLAST (LB)	272	357	452	557	684	871
NO. OF BLOCKS	9	12	16	20	26	33
ACTUAL WEIGHT	275	350	450	550	700	875
STATIC ROOF LOAD (LB/FT²)	17.2	21.9	28.1	34.4	43.8	54.7

TABLE 1.2 EXPOSURE B, 50 FT. ABOVE GROUND

DESIGN WIND SPEED (MI/HR)	70	80	90	100	110	-
TOTAL BALLAST (LB)	320	418	529	653	790	-
NO. OF BLOCKS	11	15	19	24	30	-
ACTUAL WEIGHT	325	425	525	650	800	-
STATIC ROOF LOAD (LB/FT²)	20.3	26.6	32.8	40.6	50.0	-

TABLE 1.3 EXPOSURE C, 30 FT. ABOVE GROUND

DESIGN WIND SPEED (MI/HR)	70	80	90	100	-	-
TOTAL BALLAST (LB)	442	577	731	902	-	-
NO. OF BLOCKS	16	21	27	34	-	-
ACTUAL WEIGHT	450	575	725	900	-	-
STATIC ROOF LOAD (LB/FT²)	28.1	35.9	45.3	56.3	-	-

TABLE 1.4 EXPOSURE C, 50 FT. ABOVE GROUND

DESIGN WIND SPEED (MI/HR)	70	80	90	-	-	-
TOTAL BALLAST (LB)	492	643	814	-	-	-
NO. OF BLOCKS	18	24	31	-	-	-
ACTUAL WEIGHT	500	650	825	-	-	-
STATIC ROOF LOAD (LB/FT²)	31.3	40.6	51.6	-	-	-

INITIALS

GOV'T	LESSOR
ulm	KO

2.38" O.D. NON-PENETRATING MAST MOUNT 0800-654


2.38" O.D. MAST
48"
48"
30"
BRACE ANGLE
BASE FRAME

USED WITH 1.2M AND SMALLER Rx/T ANTENNA SYSTEMS
125 MPH SURVIVAL BASED ON 30 FT. ABOVE GROUND, EXPOSURE B

INITIALS

GOV'T	LESSOR
vlm	/86



1.8M C and Ku-Band Receive Only Offset Antenna System Series 1183


PRODELIN
ISO 9002 registered
certificate no. A2421

ELECTRICAL

	C-Band	Ku-Band
Effective Aperture	1.8M 71 in.	1.8M 71 in.
Operating Frequency	3.7 - 4.2 GHz	10.95 - 12.75 GHz
Midband Gain (± .5dB)	35.5 dBi	45.5 dBi
3 dB Beamwidth	2.9°	.9°
Antenna Noise Temperature		
20° elevation	49° K	38° K
30° elevation	47° K	35° K
Feed Interface	CPR 229	Rectangular WR75, Circular C120 or WC75
Polarization	Linear or Circular	Single or Dual Linear
First Sidelobe (Typical)	-23 dB	-23 dB
Cross-Pol Isolation	>30 dB (on axis)	>30 dB (on axis)
VSWR	1.3:1 Max.	1.3:1 Max.

MECHANICAL

Reflector Material	Glass Fiber Reinforced Polyester SMC
Antenna Optics	Prime Focus, Offset Feed
Mount Type	Elevation over Azimuth
Elevation Adjustment Range	5° to 90° Continuous Fine Adjustment
Azimuth Adjustment Range	360° Continuous
Mast Pipe Size	3.5" SCH 40 Pipe (4" OD) 10.16 CM

ENVIRONMENTAL PERFORMANCE

Wind Loading	Operational	45 mph 72 km/h
	Survival	125 mph 201 km/h
Temperature	Operational	-40° to 140° F -40° to 60° C
	Survival	-50° to 160° F -46° to 71° C
Atmospheric Conditions		Salt, Pollutants and Contaminants as Encountered in Coastal and Industrial Areas
Solar Radiation		360 BTU/h/ft²
Shipping Specifications		Weight 160 lbs. 72 kg.

PRODELIN PO Box 368 • 1700 NE Cable Drive • Conover NC 28613 • 704/464-4141 • Fax 704/466-0860

INITIALS GOV'T [signature] ASSESSOR [signature]


70.866
MINOR DIAMETER
70.594
MAJOR DIAMETER
16.01
41.35
0.56
7.31
AZIMUTH AXIS
6.70
0.95
6.56
45.50
TOP OF ARC
REFLECTOR CENTER
0.00
6.22
1.50
ELEVATION AXIS
30.84
36.00 MIN
42.00 MAX
MAST HEIGHT
3-1/2" SCH 40 PIPE
(4.00 O.D.)
PRODELIN

1.8M OFFSET SERIES 1183 RECEIVE ONLY ANTENNA GEOMETRY

INITIALS
GOV'T LESSOR

SECTION III

3.0 BALLAST REQUIREMENTS

EXPOSURE:

1. Exposure B is urban or suburban areas, wooded areas, or other terrain with numerous, closely spaced obstructions having the size of single family dwellings or larger. Obstructions must extend 1500 feet in all directions from the antenna.

2. Exposure C is open terrain with widely scattered obstructions having heights generally less than 30 feet. Includes flat open country and grass lands.

BALLAST:

1. Ballast tables are based on an overturning design with a 1.5 safety factor. Values shown provide sliding resistance to the wind speed shown with a 1.0 safety factor when used with a rubber friction pad (coefficient of friction = .84).

2. Recommended ballast material is concrete cap block, nominal dimensions of 4 x 8 x 16 inches. These blocks will weigh between 25 and 30 lbs each, depending on local variation. Average weight of blocks should be determined for correct ballast amount.

3. Place ballast equally on all frames beginning at opposite corners of each side and working inward. If more than 40 blocks are needed, begin a second layer on top of the first.



INITIALS
GOV'T | LESSOR

TABLE 3.0-1 - 1.8M CIRCULAR VSAT ANTENNA
BALLAST REQUIREMENTS - EXPOSURE B - 30 FT. ABOVE GROUND

WIND SPEED (M.P.H.)	70	80	90	100	110	125
TOTAL BALLAST (LBS.)	755	930	1155	1430	1730	2255
STATIC ROOF LOAD (LB./FT²)	7.6	9.3	11.6	14.3	17.3	22.6
ANTENNA & NPMM WT. (LBS.)	430	430	430	430	430	430
NET BALLAST REQUIRED (LBS.)	325	500	725	1000	1300	1825

TABLE 3.0-2 - 1.8M CIRCULAR VSAT ANTENNA
BALLAST REQUIREMENTS - EXPOSURE B - 50 FT. ABOVE GROUND

WIND SPEED (M.P.H.)	70	80	90	100	110	125
TOTAL BALLAST (LBS.)	830	1080	1380	1705	2055	2655
STATIC ROOF LOAD (LB./FT²)	8.3	10.8	13.8	17.1	20.6	26.6
ANTENNA & NPMM WT. (LBS.)	430	430	430	430	430	430
NET BALLAST REQUIRED (LBS.)	400	650	950	1275	1625	2225

TABLE 3.0-3 - 1.8M CIRCULAR VSAT ANTENNA
BALLAST REQUIREMENTS - EXPOSURE C - 30 FT. ABOVE GROUND

WIND SPEED (M.P.H.)	70	80	90	100	110	125
TOTAL BALLAST (LBS.)	1155	1505	1905	2355	2830	3680
STATIC ROOF LOAD (LB./FT²)	11.6	15.1	19.1	23.6	28.3	36.8
ANTENNA & NPMM WT. (LBS.)	430	430	430	430	430	430
NET BALLAST REQUIRED (LBS.)	725	1075	1475	1925	2400	3250

TABLE 3.0-4 - 1.8M CIRCULAR VSAT ANTENNA
BALLAST REQUIREMENTS - EXPOSURE C - 50 FT. ABOVE GROUND

WIND SPEED (M.P.H.)	70	80	90	100	110	125

INITIALS
GOV'T LESSOR


120.00
60.00
63.00
120.00
18.13 INSIDE
18.00 INSIDE
3.5" SCH 40 PIPE (4.00" O.D.)
25.5
48.00

Figure 1

INITIALS
GOV'T | LESSOR

EXTERIOR DOOR PREP FOR RECESSED DOOR CONTACTS

Interior Finished Wall

Conduit to above ceiling tile

Brick Wall

3/4" EMT or Flex Conduit

Box Connector

4X4 metal box tack welded to door jamb

Cross Section of Typical Rear Door

3/4" Hole Drilled in Door Top

3/4" Hole Drilled in Door Jamb

Protected Side of Door

DOOR

Exterior Door Prep for Recessed Door Contacts


INITIALS

GUARD STATION
(FREE STANDING)

Walls covered (both sides and end) with plastic laminate and topped with a curved, stained oak wood cap. Counter to be constructed of 3/4" plywood with appropriate braces and top/front edge covered with plastic laminate (SSA Manager to select laminate/stain). Counter height to be 29 inches from the finished floor.


COUNTER
9 1/2"

TOP VIEW


29"
32"

SIDE VIEW


43"
78"

FRONT VIEW


INITIALS





57

INITIALS

GOV'T	ASSOR
wlm	KB



GUARD STATION (L-SHAPE)

TOP VIEW
(1/25/02)


5'-5"
(42' High) WALL/TOP CAP
(42' High) WALL/TOP CAP
3'
2'-6"
WALL
COUNTER
5'
42' walls covered (both sides and end) with plastic laminate and topped with a stained oak wood cap. Counter to be constructed of 3/4' plywood with appropriate braces and top/front edge covered with plastic laminate (SSA Manager to select laminate/stain). Counter height to be 29 inches from the finished floor.

INITIALS GOV'T SPONSOR

36"

3 5/8" 3 5/8"

10'-0" TOP OF FRAMING

18 GA. TRACK TOP AND BOTTOM OF BOXED HEADER

9'-10" CEILING

2 - 6" X 1 5/8" X 18 GA. OPEN FACE TO OPEN FACE STEEL STUD BOXED HEADER.

3 5/8" X 20 GA. FULL HEIGHT STEEL STUD WALL AT 16" OC.

3 5/8" X 1 5/8" X 20 GAGE STEEL STUD-ARCHED VALANCE HEADER VARYING FROM 36" T 24" IN THE CENTER OF ARCH (IN HEIGHT) ATTACH TO BOXED HEADER AT EVERY 12" OC. STUD WITH 2 #12 TEK SCREWS.

3 5/8" X 20 GA. STEEL STUDS AT 16" OC. BY 10'-0" IN HT.

3 5/8" X 1 5/8" X 18 GAGE JAMB STUD ATTACHED TO THE 6" BOXED HEADER ABOVE WITH 2 #12 TEK SCREWS EA. SIDE. (FLANGES SHALL CAP ACROSS BOXED HEADER)

Q FRAMING SECTION

1" = 1'-0"

ARCHED WALLS


INITIALS
GOV'T
LESSOR


3 5/8"
12"
3 5/8"
3 5/8" X 20 GA. FULL HT. WALL
JAMB STUDS: 3 5/8" X 18 GA. STEEL STUDS FULL HT. (9'-6") TO BOTTOM OF BOXED HDR. OUTSIDE FLANGES SHALL BE ATTACHED TO BOXED HDR. ABOVE
3 5/8" X 20GA. STEEL STUDS AT 16" OC. BY 10'-0" IN HT.
6" CONTINUOUS BOXED HEADER
12"
6'-8" +/-
12"
3 5/8" X 20 GA.
FRAMING PLAN VIEW
P
1/2" = 1'-0"
ATTACH VALANCE TO 6" BOXED HEADER AT EVERY VERTICAL STUD W/2 #12 TEK SCREWS
3 5/8" X 1 5/8" X 20 GA. STEEL STUD ARCHED VALANCE HEADER
Q
6" BOXED hd BEYOND
36"
2'-5 15/32
2'-1 7/16"
24"
2'-1 7/16"
2'-5 15/32
36"
CROWN-MOLDING
10'-0"
7'-0"
8'-0" (CENTER OF ARCH.)
3 5/8" X 1 5/8" X 18 GA. JAMB STUDS ATTACHED TO THE 6" HIGH BOXED HEADER ABOVE
INITIALS

Custom Mats

Home Page	Contact Us	e-mail Form	About Us
Custom Mats	Link Mat Specials	Industrial Runners	Custom Mat Prices

More Custom Mats

Quick Finder

Mats are available in any size, with a choice of 14 colors and your custom design. Send us your suggestion for a layout, which may include lettering, emblem insignia. We will return to you a computer-generated colored sketch, FREE. Visualize and inspect your layout on a scaled replica of a Luxo-Link Mat. With the customized sketch, you will receive a firm quotation and a sample of the 14 colored vinyl links used in fabrication.

Ordering directly from the manufacturer insures the lowest price, speedy delivery and prompt customer service.



6' x 8'

INITIALS

GOV'T	SPONSOR
vtm	[signature]

UNITED STATES MARINE CORPS COMPUTER AND TELECOMMUNICATIONS ACTIVITY 5' x 6'	WLIO-TV 6' x 6'6"
INDIAN KNOLL SCHOOL TIMBER WOLVES 6' x 6'	NAVAL RESERVE CENTER PORTLAND, MAINE 7' x 7'
UNITED STATES PENITENTIARY DEPARTMENT OF JUSTICE FEDERAL BUREAU OF PRISONS ATLANTA, GA 6' x 6'	SMALL WONDERS A GREAT BEGINNING 6' x 6'


VISA


MasterCard

INITIALS GOV'T | OFFEROR

4/30/02

Home Page

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Custom Mats | Link Mat Specials | Industrial Runners

Quick Finder

VINYL LINK CUSTOM MATS & INDUSTRIAL RUNNERS

Available in 14 Colors



Black

Personalized, Custom Manufactured Vinyl Entrance Mats provide an attractive first impression that lasts. Here is a unique way to beautify an entrance, greet customers with a quality impression by adding beauty at your door, reducing dirt and wear on floors and promoting safety underfoot.

Promote your image or school spirit and help reduce dirt and wear on lobby and foyer floors!

Ordering directly from the manufacturer insures the lowest price, speedy delivery and prompt customer service. Mats are available in any size, with a choice of 14 colors and your custom design.

Over the years B.F. Hurley Mat Company has incorporated nearly every mascot imaginable into mats for schools and colleges. Mats are available in any size, offering color harmony to match your school colors and are custom designed to include lettering, insignia and emblems.

Send us your suggestion for a layout, which may include lettering, emblem, insignia, logo or mascot. We will return to you a computer-generated colored sketch, FREE.

Visualize and inspect your layout on a scaled replica of a Luxo-Link Mat. With the customized sketch, you will receive a firm quotation and a sample of the 14 colored vinyl links used in fabrication. Size (square footage) is the only determinant in pricing, with quantity discounts.

There are NO EXTRA CHARGES for lettering, designs, choice of colors or shipping.

VISIT OUR PRODUCT PAGES:

INITIALS

TENANT	LESSOR
[signature]	[signature]


Link Mat Lettering Special

Industrial Runners

CALL FOR A PHONE QUOTE. WE WILL PROVIDE A FIRM DELIVERED PRICE IN SECONDS!
(800) 274-6287

Visa or MasterCard accepted.


SOCIAL SECURITY
USA
ADMINISTRATION
IRONTON, OH


SOCIAL SECURITY
USA
ADMINISTRATION
COLUMBUS, MS

INITIALS
GOV'T | [illegible]

CODE 94050
MODEL 5044BZ
Bronze Finish

UHP *the*

LOOK-OUT

by Ultra

NEW!

WIDE ANGLE PROJECTION DOOR VIEWER

Ideal for Senior Citizens or the Visually Impaired

- With High Quality Optical Lens
- Fits All Doors Wood or Metal from 1¾" to 2" Thick
- Installs with a Single 1¾" Hole
- the Look-Out Allows One-Way Viewing Inside, Outside Unable to See In
- the Look-Out Design Enables You to See Outside while Standing Away from the Door
- Available in Three Colors to Complement Your Door

Take a Look NOW! & See What We Mean

Large 2" Projection Screen on Inside of Door

Ultra Hardware Products

INITIALS

SSA INTELLIGENT WORKSTATION/LOCAL AREA NETWORK (IWS/LAN) REQUIREMENTS FOR SITE PREPARATION IN FIELD OFFICES

PART 1 – GENERAL

1.1 BACKGROUND

The Social Security Administration maintains a network of computer systems equipment in its offices Nationwide to process information in managing the Federal program for which it has primary responsibility. This document provides general guidelines for preparing sites, electrically, to house SSA offices and the computer systems they require, and it sets out minimum power and data distribution requirements for the installation of SSA systems.

The Agency has an electrical design program in place to provide detailed drawings and specifications for the construction of individual sites. This document is intended for use by interested parties to plan ahead for the requirements of the detailed designs when they are received. In the event that the detailed construction documents are not available in time for incorporation into the construction process, this document will provide necessary guidance for design and construction.

1.2 SYSTEM CONFIGURATION

Each office must contain a securable space to house the central network control equipment. In Field Offices this is a locked Data Communications Room (DCR). The DCR contains one or more equipment racks with the servers, routers, data switches, and other miscellaneous equipment needed to manage the network. This room also houses the voice communications equipment and connections to the SSA wide area network.

In large or multi-story Field Offices where two or more telecommunications closets are necessary, the switches are installed in the closets, and fiber optic cable is use to interconnect the closets with each other and the DCR.

Workstations, printers, scanners, copiers, IP telephones, and miscellaneous other computer systems equipment comprise the remainder of the network equipment used in SSA offices. This equipment is employed at individual employees' furniture workstations and various other locations around the office.

1.3 DATA DISTRIBUTION REQUIREMENTS

Data distribution requirements are determined by the Federal Telecommunications Recommendations (FTR) as set forth by the National Communications System (NCR). Note that FTR 1090-1997, Commercial

Building Telecommunications Cabling Standard, incorporates TIA/EIA 568, Revision B, in its entirety.

The contractor shall be responsible for providing a minimum Category 6 (as defined by the TIA/EIA 568 Standard) compliant data channel from the patch panel in the DCR to the furniture or wall faceplate. All connections outside of these points (patch cables, PC adapter cables, etc.) are the responsibility of others. The contractor shall certify compliance by testing and the results compared to the TIA/EIA 568 standard and requirements set forth in this document for the appropriate cable type.

1.4 POWER DISTRIBUTION REQUIREMENTS

All power distribution shall be installed in compliance with the latest version of the National Electric Code as publish by the NFPA, and this document. All power for the DCR and the computer system workstations shall be provided from an IG-type distribution panel located in the DCR.

1.5 MECHANICAL REQUIREMENTS

The DCR shall be provided with mechanical equipment to maintain a temperature between 68 degrees and 78 degrees Fahrenheit. The HVAC system must be capable of maintaining $\pm$ 2 degrees F. of the thermostat setting. This condition must be maintained 24 hours a day, 7 days a week. HVAC shall be thermostatically controlled within the room and be independent of the "house" system. The equipment located in the DCR will be operational 24 hours a day, 7 days a week. Window-unit type air conditioners are not acceptable.

1.6 ABBREVIATIONS AND DEFINITION OF TERMS

DCR – Data Communications Room
EIA – Electronics Industry Association
FIPS PUB 94 - Federal Information Processing Standard, Publication 94
IG – Isolated Ground
NFPA – National Fire Protection Association
NEC – National Electric Code
STP-- Shielded, twisted pair cable generally meaning IBM Type 1 or Type 1A
TIA -- Telecommunications Industry Association
UTP -- Unshielded twisted pair cable

Branch Circuit- A branch circuit is an electrical circuit between a breaker in the panel board and receptacles or devices on the floor.

Feeder Circuit- A feeder circuit is an electric circuit between the service equipment, such as a distribution board or a switch board, and a panel board.

Isolated Ground- In a branch circuit it is a separate, insulated grounding wire run with the circuit conductors from an isolated grounding-type receptacle (usually orange in color) to the panelboard. It is connected to a separated insulated ground bus which is in turn connected by an insulated wire to the main building service ground, without connection to the conduit, electrical boxes, or neutral bus. This grounding conductor may pass through one or more panelboards without any connection to the panelboard grounding terminal. An IG should not run to an isolated earth grounding electrode or a water pipe.

Main Building Service Ground- The point at the electrical service entrance where the neutral of the incoming service or neutral of the service transformer is bonded to the service equipment ground.

Power, General Purpose- General Purpose circuits provide power for all tenant-use equipment not fed from IG circuits. These circuits shall not originate from any IG panels.

Provide- The contractor shall furnish and install.

Systems Furniture Feed- An 8-wire 208Y/120 volt pigtail is used for the systems furniture feed. This wiring harness contains one IG circuit and two general purpose circuits. Each IG circuit will have one phase conductor, one neutral conductor, and one IG conductor. Each general purpose circuit will have one phase conductor, one neutral conductor, and one equipment grounding conductor.

1.7 REFERENCES

Conformance to the latest revision of the following is required under this specification.

A. FCC Regulations:

1. Part 15- Radio Frequency Devices& Radiation Limits
2. Part 68- Connection of Terminal Equipment to the Telephone Network

B. FIPS PUB 94 - Federal Information Processing Standard 94, See FTR

C. FTR 1090-1997 - The National Communication System is now responsible for issuing and maintaining information relating to the Federal Government's communications standards. FIPS PUBs have been superceded by a system of Federal Telecommunications Recommendations. Specifically, FTR 1090-1997, Commercial Building Telecommunications Cabling Standard, outlines requirements for the installation of structured cabling systems in Federal buildings.

D. NEC - The National Electric Code (NEC) is published by the National Fire Protection Association (NFPA) and is part of most building codes. Compliance with the latest edition of this code is mandatory for electrical installation to safeguard persons and property from hazards arising from the use of electricity. Some local building codes may also have additional requirements.

E. National, State, Local and any other binding building and fire codes.

F. TIA/EIA 568 – Commercial Building Telecommunications Cabling Standard

G. TIA/EIA 569 - Commercial Building Standard for Telecommunications Pathways and Spaces.

H. TIA/EIA 606 - Administration Standard for the Telecommunications Infrastructure of Commercial Buildings.

I. Underwriter's Laboratories (UL): Applicable listing and ratings.

PART 2 – PRODUCTS

2.1 POWER

A. General

1. Provide products, for which quantities of two or more are to be furnished, from the same manufacturer and of the same product or model series.
2. Provide product components designed to be used together and which are physically and electrically compatible. Where component products are added to existing assemblies, provide products that electrically match existing (e.g., provide circuit breakers added to existing panelboards with voltage, AIC rating, and mounting style to match existing).
3. Provide products that do not contain any amounts of polychlorinated biphenyl (PCB) compounds.
4. Provide products that do not contain any amounts of asbestos.

B. Isolated Ground Panelboard

Provide isolated ground panelboard (to be identified as RP-G) with the following features:

1. 208Y/120 volt, 3-phase, 4-wire with fully rated neutral bus and separate copper equipment grounding and isolated grounding bus bars with a minimum capacity of 30 poles.

2. Minimum short-circuit rating of 10,000 RMS amperes.

3. Main circuit breaker, minimum ampacity equal to 125 percent of the total connected load as called for in this package plus an additional 40 percent of the connected load. This will provide a 20 percent spare capacity and a 20 percent growth factor.

4. Bolt-on type, 20 ampere, molded-case branch circuit breakers. Provide the required number of breakers plus 20 percent spare breakers.

5. Typed circuit directory card matching the installed circuit layout.

C. Isolated Ground Panelboard Surge Suppressors

1. Provide surge suppressors with field-replaceable modules and the following features and accessories:

   a. Fuses, rated at 200-kA interrupting capacity.
   b. Fabrication using bolted compression lugs for internal wiring.
   c. Single suppression circuits.
   d. Replaceable modules.
   e. MOV technology with single MOV for each suppression module. Fuse each phase of the surge current diversion module with 200k AIC surge rated fuses.
   f. Red and green LED indicator lights for power and protection status.
   g. Audible alarm, with silencing switch, to indicate when protection has failed.
   h. One set of dry contacts rated at 5 Amps and 250-V AC, for remote monitoring of protection status.
   i. Surge-event operations counter.

2. Peak Single-Impulse Surge Current Rating (kA): 200 per phase, 100 per mode. Designed to withstand a maximum continuous operating voltage (MCOV) of not less than 115% of nominal RMS voltage.

3. Minimum EMI/RFI filtering of minus 50 dB at 100kHz.

4. Minimum 3,500 Impulses of repetitive surge current capacities per mode utilizing 1.2 x 50 micro-second 20 KV open circuit voltage, 8 x 20 micro-second 10 KA short circuit current Category C3 bi-wave at one minute intervals without suffering performance degradation or more than 10% deviation of clamping voltage at a the rated surge current capacity.

5. Protection modes for grounded wye circuits with voltages of 480Y/277, 208Y/120; 3-phase, 4-wire circuits, shall be as follows:

   a. UL 1449 Second Edition Listed and Recognized Component Suppression Voltage Ratings shall not exceed the following:

Voltage	L-N	L-G	N-G
208Y/120	400	400	400
480Y/277	800	800	800

   b. The ANSI/IEEE C62.41 – 1991 Category B3 let through voltage shall not exceed the following:

Voltage	L-N	L-G	N-G
208Y/120	520	520	520
480Y/277	1300	1300	1300

6. Protection modes and UL 1449 clamping voltage for 240/120 V, single-phase, 3-wire circuits, shall be as follows:

   a. Line to Neutral: 500 V.
   b. Line to Ground: 500 V.
   c. Neutral to Ground: 500 V.

7. Protection modes and UL 1449 clamping voltage for 240/120 V, 3-phase, 4-wire circuits, with high leg shall be as follows:

   a. Line to Neutral: 500 V, 800 V from high leg.
   b. Line to Ground: 500 V, 800 V from high leg.
   c. Neutral to Ground: 500 V.

8. Protection modes and UL 1449 clamping voltage for 240V and 480V, 3-phase, 3-wire, delta circuits shall be as follows:

	480V	240V
Line to Ground:	1200	800

9. Minimum EMI-RFI Noise Rejection over the rated frequency range for single unit (multiple unit) installation(s):

   a. 34 dB (51dB) 100 KHz
   b. 51 dB (94dB) 1 MHz
   c. 54 dB (114dB) 10 MHz
   d. 48 dB (120dB) 100 MHz

INITIALS
GOV'T | LESSOR

10. Integral test port for off-line diagnostic testing of the unit's suppression filter system.

D. General-Purpose Panelboard

Provide general-purpose panelboard (to be identified as RP-A) with the following features:

1. 208Y/120 volt, 3-phase, 4-wire with fully rated neutral bus and copper equipment grounding busbar.

2. Minimum short-circuit rating of 10,000 RMS amperes.

3. Main circuit breaker, minimum ampacity equal to the total load as called for in this package and shown on the approved floor plans, plus 20 percent spare capacity, sized per NEC requirements.

4. Bolt on type, 20 ampere, molded-case branch circuit breakers. Provide 20 percent spare breakers.

5. Typed circuit directory card matching the installed circuit layout.

E. Branch Circuits

1. Provide isolated ground (IG) duplex receptacles, orange colored, NEMA 5-20R, Hubbell IG 5362, Arrow Hart IG 5362, or equal.

2. Provide general-purpose duplex receptacles, NEMA 5-20R, Hubbell, Arrow Hart, or equal.

3. Provide building wire, THHN/THWN insulation, solid or stranded copper wire for No. 10 AWG and smaller; stranded copper wire for sizes No. 8 AWG and larger. Provide minimum size of No. 12 AWG.

4. Provide compression-type fittings for all conduit unions.

5. Type MC cable is allowed only if the cable contains ALL the conductors mentioned above. SSA DOES NOT CONSIDER ANY CONDUIT OR SHEATH A SUITABLE ISOLATED OR EQUIPMENT GROUNDING PATH.

2.2 DATA

A. General

1. Provide a continuous single cable, homogeneous in nature for every cable run. Splices are not permitted.

INITIALS
GOV'T | LESSOR

B. Manufacturers

Manufacturers are shown below as an indication of acceptable product quality. "Or equal" substitutes will be considered upon submission.

1. AMP, Belden, Berk-Tek, Chatsworth, Fibertron, JDI, Leveton, Lucent Technology, Mohawk, Nordx/CDT, Ortronics, Panduit, Suttle, The Siemon Company.

C. Distribution Racks

Modular steel units designed for telecommunications terminal support and coordinated with dimensions of units to be supported.

1. Wall-Mounting: Aluminum, hinged wall bracket with provisions for power strip mounting.

2. Floor-Mounting: Steel, freestanding, modular, with vertical and horizontal cable management channels, top and bottom cable troughs, and grounding lug.

D. Cable

1. Provide Intrabuilding backbone fiber optic cable meeting the following requirements:

   a. Provide 6-strand or 12-strand multimode plenum cable as required by the project.

   b. Provide cable suitable for indoor installations, in a plenum environment.

   c. The fiber optic cable shall have the following rated tensile load: 150-lb. maximum rated load.

   d. Color code fiber strands within each sheath to allow identification of each fiber (ANSI/ICEA Publication S-80-576, and EIA-230).

   e. Do not use materials in fiber optic cable that contain hydrogen in quantities that will increase light attenuation.

   f. Passive fiber optic physical equipment and apparatus used in interconnecting and cross-connecting fiber optic cables shall possess a minimum fire resistant rating of UL94V-1.

g. Provide flame-retardant, low-smoke polyvinyl chloride (LS-PVC) jacketed cable sheath colored orange, NEC OFNP rated, and UL listed AS UL-OFNP/FT6.

h. Provide multimode fibers with a minimum bandwidth of 500/500 MHz/km at the 850 and 1300 nm wavelengths.

i. Provide multimode fibers with a maximum attenuation of 3.5/1.0 dB/km at the 850 and 1300 nm wavelengths.

j. Comply with TIA/EIA-568, latest revision performance requirements.

2. Provide horizontal minimum Category 6 unshielded twisted pair (UTP) cable meeting the following requirements:

   a. Provide cable suitable for indoor installation.

   b. Provide cable with 4 twisted pairs of insulated copper conductors per cable, 24 AWG solid copper, fully insulated with retardant low-smoke thermoplastic material, plenum NEC CMP rated, and UL listed as such.

   c. Color code twisted pairs individually, within color coded bundles, to industry standards (ANSI/ICEA Publication S-80-576, and EIA-230).

   d. Comply with appropriate TIA/EIA-568 performance requirements.

E. Patch Panels

1. Backbone Cabling Multimode Fiber Optic Patch Panels

   a. Provide fully assembled rack mounted enclosed housing for protecting, storing and organizing the termination of the fiber optic cable including mounting components, and accessories such as connector panels, labels, etc. for a complete installation. Provide patch panel with an integrated patching facility.

   b. Provide panel with the following characteristics:

   Strain relief and support of the specified cables.

   Slack storage facilities for fiber slack.

   Capacity to accommodate all required fiber terminations plus 20 percent spare, but a minimum of 24 ports.

   Patch cord management.

2. Horizontal Cabling Patch Panel (DCR Rooms)

   a. One-piece steel construction, modular or punch-down type, suitable for rack mounting, with factory-applied black baked enamel finish, with devices, junction fittings and other matching accessories as required for a complete Category 6 system and per UL 5.

F. Connectors

   1. Fiber- Backbone cabling multimode fiber optic connectors shall be type MTRJ or LC as determined by SSA.

   2. Copper- Category 6, 8-pin modular connectors, T568-A wired.

G. Cable Management and Support

   1. Wire Mesh Cable Tray

      a. Provide welded steel wire mesh cable tray with a 50-mm (2-inch) by 100-mm (4-inch) mesh size and a minimum wire diameter of 0.197-inches.

      b. Provide cable tray dimensions of 50-mm (2-inches) usable load depth by 300-mm (12-inches) wide.

      c. Construct units with rounded edges and smooth surfaces, hot-dipped galvanized after fabrication.

      d. Provide connector assemblies, clamp assemblies, connector plates, etc as needed for a complete installation.

   2. J-Hook Cable Support System

      a. Provide J-hooks rated to support Category 6 cable and optical fiber cable, mounted 1500-mm (5-feet) on-center for support of horizontal cabling. Do not exceed 40 percent fill ratio.

      b. Provide J-hooks with galvanized steel construction and 90 degree rolled safety edges.

      c. Provide latched retainers to contain cables within the hook area.

      d. Provide J-hooks with a static load capacity of 30 pounds per hook and fastener hole that accepts 6-mm (1/4-inch) bolts.

H. Innerduct and Accessories

1. Suitable for installation in plenum areas, with a 40-mm (1-1/2-inch) nominal inner diameter.

2. Provide corrugated innerduct with a polyethylene pull rope (minimum pull tension rating of 1,200 lb) pre-installed for the installation of cable.

3. Provide each innerduct continuous and uniquely colored for identification.

I. Labels

1. Backbone Cables

a. Provide self-laminating adhesive labels, machine printable with a laser printer suitable for cable diameters installed.

b. Printable Area: 50-mm (2-inches) by 12-mm (1/2-inch).

c. Color: White

2. Horizontal Cables

a. Provide self-laminating adhesive labels, machine printable with a laser printer suitable for cable diameters installed.

b. Printable Area: 50-mm (2-inch) by 12-mm (1/2-inch).

c. Color: White

3. Faceplates

a. Provide faceplate labels for all outlet faceplates, machine printable with a laser printer.

b. Color: White

4. Outlets and Patch Panel

a. Provide labels for data cable termination locations, machine printable with a laser printer.

b. Color: White

J. Miscellaneous Components

1. Velcro Cable Ties

a. Provide Velcro cable ties, 18-mm (¾-inch) wide with a minimum 50-mm (2-inch) overlap.

PART 3 – EXECUTION

3.1 Electric Power Installation- General

A. Install electrical equipment and accessories in accordance with the National Electrical Code and all local codes and ordinances.

B. Install branch circuiting in electrical metallic tubing (EMT), minimum size 3/4" with compression fittings. Install no more than three general purpose power homeruns per conduit. Note: The number of conductors needed for IG circuits requires a minimum 1" conduit for 3 circuits.

C. Install wiring for power feeders, branch circuits and communications systems in separate raceways unless otherwise indicated. Do not install isolated ground and non-isolated ground circuits in the same conduit.

D. For non-isolated ground circuits provide one equipment ground wire per conduit run.

E. For isolated ground circuits provide one neutral and one isolated ground wire for each circuit. In addition, provide one equipment ground wire per conduit run.

F. Metal-clad cable, Type MC, may be installed recessed in walls if all neutral wires, isolated ground wires and equipment ground wires as listed above are contained in the cable.

G. Provide color coding on 208Y/120 volt feeders and branch circuits as follows:

- Phase A - black
- Phase B - red
- Phase C - blue
- Neutral - white (Provide white with a color trace for neutral wires originating from the isolated ground panelboard.)
- Ground - green
- Isolated Ground - Green with yellow trace. Solid green wire with yellow tape at splice/termination points is not acceptable.

H. Provide color coding on 480Y/277 volt feeders and branch circuits as follows:

- Phase A - brown
- Phase B - orange

- Phase C - yellow
- Neutral - white
- Ground - green

I. NECA Compliance

1. Install products in accordance with NECA's Standard of Installation unless otherwise specified or indicated.

J. Wet, Damp, or Dry Location Work

1. Provide products as appropriate for wet, damp, or dry locations as defined by NFPA 70.

K. Manufacturer Installation Instructions

1. Install equipment in accordance with the manufacturer's installation instructions and recommendations.

L. Fire and Smoke Barrier Penetrations

1. Drill wall and floor openings for penetrations as needed.

2. Install raceways and electrical equipment, which penetrate fire-rated or smoke barrier surfaces, in a manner which maintains the surface rating or barrier intent.

M. Field Painting

1. In a manner satisfactory to the Contracting Officer, touch-up or refinish factory-applied paints or finishes which are chipped, defaced, scratched, or in any other way disturbed due to handling, installation, or general construction work.

3.2 Isolated Ground Power

A. Install the IG panelboard, RP-G, in SSA-controled space. If the panelboard is located in the DCR room, do not locate the panelboard in the zone identified for the LAN rack. Do not locate other non-IG panelboards in the DCR Room.

B. Provide a power feeder to the IG panelboard consisting of three phase conductors, one full-size neutral, one equipment ground (minimum No. 6 AWG) and one isolated ground conductor (minimum No. 6 AWG).

C. The isolated ground conductor feeding RP-G must originate from either the building service ground or the neutral/ground bond of the local 208Y/120 volt

transformer feeding RP-G and it must be run inside the feeder conduit. Provide one continuous isolated ground conductor from point of origin to RP-G.

D. Provide isolated ground branch circuiting to isolated ground (IG) duplex receptacles in systems furniture workstations. Connect a maximum of four (IG) duplex receptacles per 20-amp circuit. Provide an isolated ground (IG) duplex receptacle and isolated ground branch circuiting for each computer workstation not associated with systems furniture. The approved floor plan will show the location and number of workstations.

E. Provide three (3) IG duplex receptacles, and isolated ground branch circuiting for each DCR room LAN rack shown on the approved floor plan. Connect both receptacles to the same phase but on separate dedicated circuits.

F. All the receptacles for the computer equipment shall be isolated ground (IG) type and shall meet requirements of NEC 250-74 Exception No. 4.

G. Adhere to the following for maximum number of isolated ground receptacles per circuit and connection criteria. Maximum load per circuit is 16 amps.

EQUIPMENT	LOAD (Amps)	MAXIMUM PER CIRCUIT	ALLOWABLE CONNECTION CRITERIA
Workstation	2.0	4	Only with other workstations
Laser Printer	7.8	2	Only with other printers
Digital Copier	12.0	1	Dedicated Circuit
LAN Rack	4	0.5	Two dedicated circuits on the same phase

H. Label each isolated ground receptacle with the panel designation and circuit breaker number it is connected to (e.g. "G-14"). Place typed, self-adhesive label on receptacle faceplate. Handwritten labels are not acceptable. Identify each breaker at the panel and the devices it serves on the circuit directory.

3.3 General Purpose Power

A. Install the general-purpose panelboard, RP-A, within SSA controlled space preferably in the electrical closet serving the floor SSA occupies.

B. Connect general purpose furniture receptacles to panel RP-A. Provide two circuits of different phases to each workstation telepower pole and connect the number "1" or "a" general purpose receptacles to one phase and the number "2" or "b" receptacles to the other. Connect not more than 10 receptacles per circuit. The same circuits may be used to serve multiple workstation groupings if the maximum number of receptacles per circuit is not exceeded.

C. Provide additional non-furniture general-purpose electrical circuits and install receptacles as shown on the approved floor plan.

D. Other building general purpose receptacles, mechanical loads and lighting may be connected to RP-A.

3.4 Data Installation

A. General

1. Install work in a neat, high quality manner and conform to applicable federal, state and local codes.

2. Repair or replace work completed by others that is defaced or destroyed.

3. Install cables in a manner to protect the cable from physical interference or damage.

4. Do not exceed manufacturer's minimum allowance for bend radius of the cable.

5. Do not exceed manufacturer's maximum allowance for pulling tension on cable.

6. Ground all racks to the equipment ground bus in the IG panelboard with a #6 AWG grounding conductor and other such components per manufacturers' requirements.

B. Installation

1. Backbone Fiber Optic Cable

a. Install cables without kinks, twists, or impact damage to the sheath

b. Install cables continuous and with sheath continuity.

c. Do not use oil, grease, or similar substances to facilitate the pulling of cable. Use a UL approved cable pulling compound.

d. When not in innerduct, properly route cable and fasten to a cable support device, such as cable runway vertically mounted on the wall.

e. Install cables in innerduct on the vertical cable ladder when rising through the DCR room. Provide cable ties 600-mm (24-inches) on-center to support the innerduct.

f. Route cable through destination DCR room on cable tray to the fiber optic patch panel. Route cables inside the cable tray wherever possible, unless otherwise approved by the Engineer or Contracting Officer in writing prior to installation.

g. Provide strain relief at the patch panels for cables, per the manufacturer's instructions.

h. Provide fully assembled fiber optic patch panel in the cross-connect field, as indicated.

i. Provide accessories required for each shelf, including connector panels and adapters.

j. Terminate fiber strands at both ends with MTRJ connectors.

k. Replace fibers and terminations damaged during installation.

l. Terminate multimode strands with multimode connectors.

m. Provide the accessories and consumables required for the complete termination of fibers.

2. Horizontal Cable

a. Support station cables exiting the DCR room 1500-mm (5-feet) on-center using J-hook cable hangers.

b. Do not exceed 90 meters (300-feet) in length from the termination at the user's faceplate to the termination at the DCR room.

c. Provide a minimum of 150-mm (six-inches) of slack sheathed cable behind each station outlet faceplate. Coil the slack cable inside the junction box or raceway as per the cabling manufacturer's installation standards.

d. Route cables in vertical cable tray in DCR room.

e. Route cables a minimum of 150-mm (6-inches) away from power sources to reduce interference from EMI.

f. Install cables with sufficient bending radius so as not to break or kink, shear or damage binders, or to interfere with transmission in any way.

g. Neatly dress and organize cables in the cable tray. Bundle cables sequentially into groups of 12. Wrap every 600-mm (24-inches) with Velcro cable ties as required. Do not tightly bundle cables together. Fasten cable to cable tray via Velcro-type straps.

h. Route cable homeruns, parallel and perpendicular to building structure allowing for bending radius, and along corridors for ease of access. Do not route cables through an adjacent space if a corridor borders at least one wall of the room.

i. Route data cables from cable tray into the LAN rack and terminate with specified jack into patch panel. Do not support cables to the outside of the cable tray.

j. Provide permanent machine generated labels on each end of the cable no more than 100-mm (4-inches) from the edge of the cable jacket.

k. Terminate cables with Category 6 modular connectors and T568-A pin-pair assignment.

3. Patch Panels

a. Install Category 6 patch panels into LAN rack as indicated.

b. Coordinate with SSA for mounting requirements and install according to the manufacturer's instructions.

c. Terminate data cable in accordance to manufacturer's instructions and TIA/EIA-568, latest revision, standard installation practices.

4. Outlets and Connectors

a. Provide station outlets with connectors.

b. Provide permanent machine generated clear laminated labels on the front of each faceplate or surface box.

5. Installation of Cable Tray

a. Install cable tray as indicated; in accordance with recognized industry practices, to ensure that the cable tray equipment complies with requirements of NEC, and applicable portions of NFPA 70B and NECA's

"Standards of Installation" pertaining to general electrical installation practices.

b. Coordinate installation with other work as necessary to properly interface with other work.

c. Provide sufficient space around cable tray to permit access for installing and maintaining cables.

C. Records

1. Labeling

a. Label the communication system components in conformance with TIA/EIA-606 Administration Standards, including, but are not limited to, the following:

Cables (both ends)

Innerduct (both ends).

b. Permanently mark cable ends with machine-generated or stenciled (not handwritten) wrap-around labels with a self-laminating feature.

c. Permanently mark components, such as racks and patch panels, with machine-generated labels.

2. Records

a. Conform to TIA/EIA-606 Administration Standards containing as a minimum, the information as outlined in Table 4.7-1 of TIA/EIA-606.

D. Project Close-Out

1. Submit as-built drawings to prior to final acceptance of system.

a. Scaled floor plans of DCR rooms showing exact placement of LAN racks and termination hardware.

b. Scaled floor & overhead plans of DCR Rooms showing exact placement of all overhead cable support routes.

c. Installation details.

d. Provide data disks of each of the final as-built drawings prepared using AutoCAD software, fully representing actual installed conditions.

2. Test results.

   a. Provide one copy of written and electronic test result documentation.

E. Certification

Provide the Contracting Officer and SSA Office Manager with a written form of acceptance for signature. All corrections must be completed before acceptance is given.

FOR GENERAL PURPOSE RECEPTACLES

JUNCTION BOX IN CEILING CAVITY

BRANCH CIRCUIT CONDUCTORS IN 20 MM C. FOR ISOLATED GROUND RECEPTACLES (RUN IN CEILING CAVITY)

POWER CONDUCTOR SPLICE (TYP.)

POWER WHIP (BY FC)

TELEPOWER POLE (BY FC)

VOICE/DATA SECTION OF TELEPOWER POLE

NO. 1 GENERAL PURPOSE RECEPTACLES (TYP.)

ISOLATED GROUND WIRE RUNNING IN FURNITURE BASE (BY FC)

POWER SECTION OF TELEPOWER POLE

MODULAR FURNITURE PANEL POWER FEED

ENCLOSURE GROUNDING BY FC (TYP.)

WHITE W/ BLACK LETTERING

WHITE W/ RED LETTERS

GREEN W/ YELLOW STRIPE

MODULAR FURNITURE PANEL (BY FC)

MODULAR FURNITURE BUILT-IN BUSWAY FOR #1,2, AND 5 PLUG-IN TYPE RECEPTACLES

OUTLETS PROVIDED BY FC

NO. 5 ISOLATED GROUND RECEPTACLE (TYP.)

NO. 2 GENERAL PURPOSE RECEPTACLE (TYP.)

ENCLOSURE GROUNDING WITH GROUNDING CLAMPS BY FC (TYP.)

IG BRANCH CIRCUIT PANELBOARD WITH EQUIPMENT GROUND BUS & IG GROUND BUS

FEEDER SERVING IG PANELBOARD

NEUTRAL BUS

IG TYPE RECEPTACLE MOUNTED IN FLUSH OR SURFACE MOUNTED OUTLET BOX ON EXISTING PARTITION

4/12, 20MM C.

CONNECT EQUIPMENT GROUND TO BOX ENCLOSURE

1/6 EG INSULATED, 20MM C. TO GROUNDING LUG ON LAN RACK

ISOLATED/INSULATED GROUND BUS

EQUIPMENT GROUND BUS

EG, H1, Ø, Ø, H2, IG, Ø, SHARED CIRCUIT, BLACK, RED, BLUE, PINK, V/D, H1, H2, EG, IG, N, ØA, ØB, ØC, NEUTRAL

TYPICAL RECEPTACLE WIRING DIAGRAM

1/E1

NOT TO SCALE


INITIALS
GOV'T
LESSOR



1/6 INSULATED EG IN 20MM C. TO EG BUS IN IG PANELBOARD.
FINISHED CEILING
CATEGORY 5E UTP CABLES. ORGANIZE CABLES IN GROUPS OF 12. REFER TO CABLE LABEL SCHEDULE FOR ACTUAL QUANTITY.
WIRE MESH CABLE TRAY
SECURE CABLES TO CABLE TRAY WITH VELCRO-TYPE STRAPS AT 600MM (24") ON CENTER. (TYP.)
1/6 INSULATED EQUIPMENT GROUND WITH LUG TO LAN RACK (REFER TO DRAWING SKE2)
FINISHED FLOOR
TO PATCH PANEL IN LAN RACK.
CATEGORY 5E UTP CABLES.
FINISHED CEILING
300MM (12") WIDE WIRE MESH CABLE TRAY. SECURE TO WALL.
PATCH PANEL
CATEGORY 5E T568A MODULAR JACK.
CABLE LABEL
LAN RACK CABINET
WALL
FINISHED FLOOR

FRONT ELEVATION

SIDE ELEVATION

ADP ROOM LAN RACK DETAIL (FRONT AND SIDE ELEVATIONS)

INITIALS

GOV'T	LESSOR
[handwritten initials]	[handwritten initials]


ADJUSTABLE J-HOOKS 1500MM (5'-0") ON CENTER (TYP.). SECURE J-HOOKS TO STRUCTURE ABOVE.
CATEGORY 5E DATA CABLES. QUANTITY AS SHOWN ON PLANS. SUPPORT CABLES ON J-HOOKS AND SECURE CABLES WITH VELCRO CABLE TIES.
INSULATED BUSHING ON TOP END OF CONDUIT STUB-UP
CEILING CAVITY
TELEPOWER POLE (BY FC)
STUB-UP CABLE TRAY TO 150MM (6") ABOVE CEILING.
1/6 INSULATED EG, 20MM C. TO EG BUS IN IG PANELBOARD
EXISTING PARTITION OR WALL (TYP.)
SYSTEMS FURNITURE PARTITION (BY FC)
STUB-UP 15MM C. TO 150 MM (6") ABOVE CEILING
ADP ROOM
LAN RACK CABINET
CABLE LABEL LOCATION (TYP.)
CABLE LABEL LOCATION (TYP.)
TERMINATE CONDUIT AT 450MM (18") ABOVE FINISHED FLOOR.
DATA OUTLET WITH FACEPLATE, CATEGORY 5E T568A JACK, AND JUNCTION BOX MOUNTED AS INDICATED
CATEGORY 5E UPT CABLES WITH 4500 MM (15'-0") OF SLACK FROM BOTTOM OF CABLE TRAY. TERMINATE WITH CATEGORY 5E T568A MODULAR JACK. COIL EXCESS CABLE IN CABLE TRAY AND SECURE WITH VELCRO-TYPE STRAPS.
DATA OUTLET WITH FACEPLATE AND CATEGORY 5E T568A JACK. MOUNTED AS SPECIFIED.

TYPICAL IWS/LAN CATEGORY 5E CABLE INSTALLATION

SKE2

INITIALS

SSA STANDARDS CHEAT SHEET

TRANSFORMER CIRCUIT SIZING SCHEDULE				
TRANS. KVA	PRIMARY CIRCUIT		SECONDARY CIRCUIT	
	SWITCH FUSE OR CIRCUIT BREAKER	PRIMARY FEEDER	SWITCH FUSE OR CIRCUIT BREAKER	SECONDARY FEEDER
9	30/20 A.	20A./3W.	30/30 A.	30A./4W.
15	30/25 A.	25A./3W.	60/60 A.	60A./4W.
30	60/45 A.	45A./3W.	100/100 A.	100A./4W.
45	100/70 A.	70A./3W.	200/175 A.	175A./4W.
75	200/125 A.	125A./3W.	400/300 A.	300A./4W.
112 1/2	200/175 A.	175A./3W.	400/400 A.	400A./4W.
150	400/225 A.	225A./3W.	600/600 A.	600A./4W.
225	400/350 A.	350A./3W.	800/800 A.	800A./4W.

FEEER CIRCUIT SIZING SCHEDULE				
OVERCURRENT DEVICE RATING (AMPERES)	PRIMARY CIRCUIT		SECONDARY CIRCUIT	
	PHASE & NEUTRAL	E.G. & I.G.	3 WIRE	4 WIRE (3PH & 1N)
45-50	6	6	25	25
60	4	6	32	32
70	4	6	32	32
80-90	2	6	32	32
100	1	6	40	40
110	1	6	40	40
125	1/0	6	40	50
150	1/0	6	40	50
175	2/0	6	40	50
200	3/0	6	50	50
225	4/0	4	50	65
250	250	4	65	65
300	350	4	65	80
350	500	3	80	80
400	2-3/0	2-3	2-50	2-50
450	2-4/0	2-2	2-50	2-65
500	2-250	2-2	2-65	2-65
600	2-350	2-1	2-65	2-80
700	2-500	2-1/0	2-80	2-80
800	2-500	2-1/0	2-80	2-80

INITIALS
GOV'T | LESSOR

SSA STANDARDS CHEAT SHEET

IWS/LAN LOADS	
EQUIPMENT	VA
DP	300
DP/PC	700
FP	300
FX	600
LP	940
RACK	1440
TFC	370
WS	240
WS/VI	350
SC/SWS	400
IS	730

I.G. SERVICE CAPACITY SCHEDULE	
MAX. NO OF WORK STATIONS	IG SERVICE CAPACITY
20	60 AMP
35	100 AMP
50	150 AMP
70	200 AMP
80	225 AMP
90	250 AMP
110	300 AMP
130	350 AMP
150	400 AMP

DATA CABLE WIREWAY	
SIZE	MAXIMUM CABLE DROPS
4" SQ.	PLENUM CABLE: 36 DROPS
4" SQ.	NON- PLENUM CABLE: 25 DROPS
6" SQ.	PLENUM CABLE: 82 DROPS
6" SQ.	NON- PLENUM CABLE: 56 DROPS
8" SQ.	NEXT SIZE UP

SSA CIRCUIT SIZING SCHEDULE				
OC DEVICE	C. (1PH)	C. (3PH)	H, N	EG, IG
45-50 A	25 mm	25 mm	6	6
60 A.	32 mm	32 mm	4	6
70 A.	32 mm	32 mm	4	6
80-90 A.	32 mm	32 mm	2	6
100 A.	40 mm	40 mm	1	6
110 A.	40 mm	40 mm	1	6
125 A.	40 mm	50 mm	1/0	6
150 A.	40 mm	50 mm	1/0	6
175 A.	40 mm	50 mm	2/0	6
200 A.	50 mm	50 mm	3/0	6
225 A.	50 mm	65 mm	4/0	4
250 A.	65 mm	65 mm	250	4
300 A.	80 mm	90 mm	350	4
350 A.	80 mm	90 mm	350	3
400 A.	2-50 mm	2-50 mm	2-3/0	2-3


INITIALS
GOV'T
LESSOR

SECTION 16470
PANELBOARDS
INDEX

PART 1 - GENERAL

1.01 SUMMARY

A. Section Includes

1. Provide power distribution, lighting and receptacle panelboards, complete with overcurrent devices and accessories, as specified and indicated.

1.02 REFERENCES

A. National Electrical Manufacturers Association (NEMA)

1. AB 1 - Molded Case Circuit Breakers.

2. PB 1 - Panelboards

B. Underwriters Laboratories Inc. (UL)

1. 50 - Electrical Cabinets and Boxes.

2. 67 - Electric Panelboards.

3. 98 - Enclosed and Dead-Front Switches.

4. 489 - Molded-Case Circuit Breakers and Circuit Breaker Enclosures.

5. 869 - Electrical Service Equipment.

1.03 SUBMITTALS

A. Product Data

1. Submit manufacturer's technical product data for each type of panelboard provided.

B. Shop Drawings

1. Submit dimensioned drawings of panelboards.

PART 2 - PRODUCTS

2.01 LIGHTING AND RECEPTACLE PANELBOARDS

A. Manufacturers

1. Panelboards rated 240V max.

a. General Electric Co.: AQ

b. Siemens Energy & Automation, Inc.: CDP7

c. Square D Co.: NQOD

d. Cutler-Hammer: Pow-R-Line 1

Delete the following regarding 480/277 volt panelboards if not required by the Project. Normally, they will not be required.

2. Panelboards rated 480/277V

a. General Electric Co.: AE

b. Siemens Energy & Automation, Inc.: CDP7

c. Square D Co.: NEHB

d. Cutler-Hammer.: Pow-R-Line 3

B. General

1. Provide dead-front, safety-type, 60 hertz panelboards suitable for voltages, phases, and wires as indicated.

2. Comply with the applicable requirements of NEMA PB 1 and UL 50 and 67.

Delete the following sentence if there are not panelboards used as service entrance equipment. If a panelboard is used as service entrance equipment, do not delete the sentence below and indicate on the drawings which panel is service entrance equipment.

3. [Comply with the applicable requirements of UL 869 for panelboards used as service entrance equipment.]

Select short circuit rating in the following paragraph as required for the project. Delete requirement for 480/277 V panelboards if not required by the Project.

4. Provide minimum integrated equipment short circuit rating of [10,000] [22,000] [65,000] [100,000] amperes RMS symmetrical at 240 volts for 240V maximum panelboards [and [14,000] [35,000] [65,000] [100,000] amperes RMS symmetrical at 277 volts for 480/277V panelboards unless otherwise indicated.]

C. Enclosure

1. Provide code gage, galvanized sheet steel cabinet type enclosure suitable for mounting condition indicated and specified.

2. Provide panelboard front with concealed trim clamps, concealed hinges and flush stainless steel lock. Key locks alike.

3. Provide corrosion resistant primer treatment and light gray baked acrylic enamel finish on interior and exterior surfaces of front and trim, and on exterior surfaces of box for surface mounted panelboards.

4. Provide a circuit directory frame and card with a clear plastic covering on the inside of the panel front door. Provide minimum 6 mm (1/4-inch) high by 76 mm (3 inch) long space for each pole position, including spares and spaces, on the card.

Delete following sentence if column width panelboards are not required.

5. [Provide column width panelboards, when indicated, with maximum 254 mm (10-inch) wide enclosure, trough extensions, and pull box.]

D. Bus System

1. Provide copper or tin-plated aluminum bus with current ratings and main lugs or circuit breaker as indicated.

2. Provide fully-rated bus system which extends the full height of the panelboard enclosure.

3. Provide branch circuit breaker bus connections of the distributed phase sequence type.

4. Provide full ampacity, insulated neutral bus with suitable lugs for each pole position.

5. Nonlinear load application

INITIALS
GOV'T | VENDOR

a. Unless otherwise indicated or specified, for panelboards rated 240 volts maximum, provide insulated neutral bus rated at 200 percent full ampacity with suitable lugs for incoming main feeder and each circuit position.

6. Isolated ground

   a. Provide a separate insulated, isolated ground bus and a separate equipment ground bus for panelboards indicated as isolated ground panelboards.

7. Provide copper ground bus.

E. Circuit Breakers

1. Provide circuit breakers, of size and type indicated, which comply with NEMA AB 1 and UL 489.

2. Provide bolt-on type, thermal magnetic trip, molded-case circuit breakers with common trip handle for all poles.

Delete the following sentence if not required by the Project.

3. Provide UL Class A ground fault interrupter circuit breakers as indicated.

4. Provide pole positions indicated as "spare" with circuit breakers of the number of poles and trip ampacities indicated.

5. Provide pole positions indicated as "space" with bus connections ready for insertion of circuit breakers of the number of poles and ampacities indicated.

F. Isolated Ground Panelboard Surge Suppressors

1. In isolated ground panelboards, provide integral surge suppressors, modular design with field-replaceable modules and the following features and accessories:

   a. Fuses, rated at 200-kA interrupting capacity.

   b. Fabrication using bolted compression lugs for internal wiring.

   c. Single suppression circuits.

   d. Replaceable modules.

   e. Direct bus bar connections, bolted to phase buses, neutral bus, and ground bus.

INITIALS

f. MOV technology with single MOV for each suppression module. Fuse each phase of the surge current diversion module with 200k AIC surge rated fuses.

g. Surge current diversion paths between each phase conductor and the neutral conductor, between each phase conductor and the ground and between the neutral conductor and ground. For delta configured systems, connect the SPD components between each phase conductor and between each phase conductor and ground.

h. Copper bus bars for the surge current path. Do not use small gauge round wire or plug-in connections in the path for surge current diversion.

i. Red and green LED indicator lights for power and protection status.

j. Audible alarm, with silencing switch, to indicate when protection has failed.

k. One set of dry contacts rated at 5 Amps and 250-V AC, for remote monitoring of protection status.

l. Surge-event operations counter.

2. Peak Single-Impulse Surge Current Rating (kA): 200 per phase, 100 per mode. Designed to withstand a maximum continuous operating voltage (MCOV) of not less than 115% of nominal RMS voltage.

3. Minimum EMI/RFI filtering of minus 50 dB at 100kHz.

4. Minimum 3,500 Impulses of repetitive surge current capacities per mode utilizing 1.2 x 50 micro-second 20 KV open circuit voltage, 8 x 20 micro-second 10 KA short circuit current Category C3 bi-wave at one minute intervals without suffering performance degradation or more than 10% deviation of clamping voltage at a the rated surge current capacity.

5. Protection modes for grounded wye circuits with voltages of 480Y/277, 208Y/120; 3-phase, 4-wire circuits, shall be as follows:

a. UL 1449 Second Edition Listed and Recognized Component Suppression Voltage Ratings shall not exceed the following:

Voltage	L-N	L-G	N-G
208Y/120	400V	400V	400V
480Y/277	800V	800V	800V

b. The ANSI/IEEE C62.41 – 1991 Category B3 let through voltage shall not exceed the following:

Voltage	L-N	L-G	N-G
208Y/120	520V	520V	520V
480Y/277	1300V	1300V	1300V

6. Protection modes and UL 1449 clamping voltage for 240/120 V, single-phase, 3-wire circuits, shall be as follows:

   a. Line to Neutral: 500 V.
   b. Line to Ground: 500 V.
   c. Neutral to Ground: 500 V.

7. Protection modes and UL 1449 clamping voltage for 240/120 V, 3-phase, 4-wire circuits, with high leg shall be as follows:

   a. Line to Neutral: 500 V, 800 V from high leg.
   b. Line to Ground: 500 V, 800 V from high leg.
   c. Neutral to Ground: 500 V.

8. Protection modes and UL 1449 clamping voltage for 240V and 480V, 3-phase, 3-wire, delta circuits shall be as follows:

	480V	240V
Line to Ground:	1200V	800V

9. Minimum EMI-RFI Noise Rejection over the rated frequency range for single unit (multiple unit) installation(s):

   a. 34 dB (51dB) 100 KHz
   b. 51 dB (94dB) 1 MHz
   c. 48 dB (114dB) 10 MH
   d. 54 dB (120dB) 100 MHz

10. Integral test port for off-line diagnostic testing of the unit's suppression filter system.

PART 3 - EXECUTION

3.01 INSTALLATION

A. General

1. Mount panelboards as indicated.

2. Align, level and securely fasten panelboards to the building.

3. Install surface mounted panelboards on exterior foundation walls at least one inch from wall to permit vertical flow of air behind panelboard.

4. Connecting raceways shall not be used to support the panelboards.

5. Plug unused panelboard openings.

6. Install trim plumb and square.

7. Provide flush mounted panels with 3 spare 25 mm (1-inch) conduits stubbed and capped 305 mm (12 inches) above the finished ceiling or 305 mm (12 inches) below the bottom of structure in areas with no finished ceilings.

8. Inspect panel interior, remove foreign material and debris, and tighten all connections. Neatly arrange wiring in the gutter. Temporarily secure heavy cardboard panel to front of panelboard to protect interior from dirt or damage until permanent metal front is installed.

B. Identification

1. Provide engraved plastic laminate sign, per Section 16195, "Electrical Identification", mounted at top center of panelboard and indicating the following information:

   a. Panelboard designation (e.g., "RP-1A").

   b. Voltage, phases, wires (e.g., "208Y/120V, 3Ph, 4W").

   c. Source (e.g., "Fed from PP-A").

2. Typewrite the load fed by each circuit on the panelboard directory card.

3.02 FIELD QUALITY CONTROL

A. Field Tests

1. Operate main and branch devices to insure proper mechanical operation.

2. Verify proper connection of wire terminations.

END OF SECTION



SECTION 16710
TELECOMMUNICATIONS CABLING
INDEX

PART 1 - GENERAL

1.01 SCOPE OF WORK

A. General

1. Provide engineering, labor, materials, apparatus, tools, equipment, and transportation as required to make a complete working telecommunication cabling system installation as specified and indicated.

2. Provide a complete telecommunications infrastructure cabling system including:

   a. Support systems in the DCR and Telecommunication Rooms,

   b. Inside plant UTP station cabling, terminations, and outlets.

   c. Cable identification tags and system labeling.

INITIALS
GOV'T | LESSOR

d. Conduits and boxes.

e. Telecommunication grounding system.

f. Submittals.

g. Testing.

h. As-built Documents.

i. Warranty.

B. Related Sections

1. Section 16720: Telecommunications Cable Testing.

1.02 REFERENCES

A. Conform to the following:

1. FCC Regulations:

a. Part 15 – Radio Frequency Devices & Radiation Limits

b. Part 68 – Connection of Terminal Equipment to the Telephone Network

2. National Electrical Code.

3. National, State, Local and any other binding building and fire codes.

4. Underwriter's Laboratories (UL): Applicable listing and ratings.

5. ANSI/TIA/EIA-568-A Commercial Building Telecommunications Cabling Standard.

6. ANSI/TIA/EIA-569-A Commercial Building Standard for Telecommunications Pathways and Spaces.

7. ANSI/TIA/EIA-606 Administration Standard for the Telecommunications Infrastructure of Commercial Buildings.

8. TIA/EIA-TSB67 Transmission Performance Specifications for Field Testing of Unshielded Twisted-Pair Cabling Systems.

9. TIA/EIA-526-14A Optical Power Loss Measurements of Installed Multimode Fiber Cable Plant.

10. TIA/EIA-526-7 Measurement of Optical Power Loss of Installed Singlemode Fiber Cable Plant

1.03 SYSTEM DESCRIPTION

A. General

1. The telecommunication cabling encompasses the office's communications infrastructure, and horizontal cabling systems.

B. DCR Room

1. Provide LAN equipment racks and modular patch panels in LAN rack to support the cable terminations.

C. Horizontal Distribution

1. Provide horizontal cabling from the DCR room through the ceiling space to wall mounted outlets and power poles for he modular workstations. Provide each workstation and IWS/LAN equipment with one Category 5E cable for data.

1.04 SUBMITTALS

A. Refer to Section 16010 for additional submittal requirements

B. Submit detailed drawings of the DCR room if the proposed installation layout differs from the construction documents. Minimum scale: 1/4" = 1'-0". Revised telecommunication equipment layouts must be approved prior to release of order for equipment and prior to installation.

C. Submit the following information for review and approval prior to start of construction.

1. Catalog information for all cables and connectors indicating conformance with NEC, UL, TIA/EIA listings, certifications and specifications.

2. Catalog information for all support equipment and systems, e.g. cable tray, patch panels, etc., showing proof of conformance with relevant NEC, UL, & TIA/EIA listings, certifications and specifications.

3. Catalog information for cable identification tags.

D. Submit the following information for review and approval at the completion of construction:

INITIALS

1. Test reports.
2. As-built drawings.
3. O & M manuals.

E. Submit the following catalog information concurrently with the Pre-Travel Work Verification Form, (refer to Section 16010, Appendix A) clearly indicating the products approved and installed.

1. Cables
2. Connectors
3. Patch panels

1.05 QUALITY ASSURANCE

A. General

1. Install complete system in a neat, high quality manner acceptable to the Contracting Officer and in conformance with applicable codes and data standards.
2. Provide new materials of current manufacturer, of highest grade, and without defects of any kind.
3. Only products and applications listed in this Division may be used on the project.

1.06 PRODUCT DELIVERY AND HANDLING

A. Delivery

1. Do not deliver telecommunication cabling system components to the site until protected space is available.
2. Replace and return damaged equipment to manufacturer at no cost to SSA.

B. Handling

1. Handle in accordance with manufacturer's written instructions.
2. Prevent component damage, breakage, denting and scoring. Do not install damaged equipment.

1.07 WARRANTY

INITIALS
GOV'T | CONTR

A. General

1. Service must be rendered within 6 hours of system failure notification. Contractor to note any deviation or improvements to this service at the time of bid.

2. Manufacturers of the major system components shall maintain a replacement parts department and provide testing equipment when needed. A complete parts department shall be located close enough to the job site area to supply replacement parts within a 6 hour period.

3. Contractor warrants that all installed hardware in their contract will be, under normal use and service, free from defects and faulty workmanship. The warranty period shall be 12 months from the date of acceptance for Category 5E Cabling Solutions. During this time, the entire system shall be kept in operating condition at no additional material or labor costs to the Owner.

4. The manufacturer warrants that all installed system components (cable, connectors, etc.) will, under normal use and service, comply with ANSI/TIA/EIA-568-A performance specifications for a period of 15 years from the date of acceptance. Any replacements required to comply shall be provided at no additional material or labor costs to the Owner regardless of the structured cabling system specified and the standard manufacturer warranty. The contractor will be held responsible for making up any deficiencies in the manufacturers warranty and may be required by the Owner to post a performance bond for the entire 15 year period in order to comply with these specifications.

PART 2 - PRODUCTS

2.01 GENERAL

A. Provide a continuous single cable, homogeneous in nature for every cable run. Splices are not permitted.

2.02 MANUFACTURERS

A. AMP, Belden, Berk-Tek, Fibertron, JDI, Leveton, Lucent Technology, Mohawk, Nordx/CDT, Ortronics, Panduit, Suttle, The Siemon Company.

2.03 CABLE

A. Horizontal Category 5E Unshielded Twisted Pair (UTP) Cable

1. Provide cable suitable for indoor installation.

INITIALS
GOV'T | VENDOR

2. Provide cable with 4 twisted pairs of insulated copper conductors per cable, 24 AWG solid copper, fully insulated with retardant low-smoke thermoplastic material, plenum NEC CMP rated and UL listed as such.

3. Color code twisted pairs individually, within color coded bundles, to industry standards (ANSI/ICEA Publication S-80-576, and EIA-230).

4. Comply with TIA/EIA-568-A performance requirements for Category 5E UTP cabling, and Anixter Level 6 (when used in conjunction with terminating hardware).

5. Provide cable with blue jacket.

6. Manufacturer

   a. AMP: 57825

   b. Belden Datatwist 5

   c. Berk-Tek LANmark-350 CAT5E cable

   d. Commscope Ultra II CAT5E cable

   e. Mohawk

2.04 LAN EQUIPMENT RACK

A. Provide LAN equipment rack conforming to EIA standards with the following features and characteristics:

   1. 19-inch wide, 84" high, high strength aluminum construction, UL listed.

   2. 19" rack mounting rails with EIA pattern.

   3. Floor mounting hardware.

   4. Double sided vertical cable management with removable swing-out doors.

   5. Horizontal cable management, top and bottom.

2.05 PATCH PANELS

A. Horizontal Cabling Patch Panel (DCR Rooms)

1. One-piece steel construction, modular or punch-down type, suitable for rack mounting, with factory-applied black baked enamel finish, with devices, junction fittings and other matching accessories as required for a complete Category 5E system and per UL 5.

2.06 CONNECTORS

A. Category 5E Modular Connectors

1. 8 position modular connector, Category 5E rated, T568-A wired.

2. Manufacturer

a. AMP: SL Series, white.

b. Panduit: Mini-Jack PowerSum+ #CJ588AWH, white.

c. Or as approved.

2.07 FACEPLATES

A. Single gang with one connector.

B. Provide ivory colored faceplates for wall mounted applications.

C. Provide grey colored faceplates for furniture mounted applications.

D. Manufacturer

1. Wall Mounted: Ortronics #OR-40300549 faceplate.

Make selection in sentence below.

2. Furniture Mounted: [AMP SL Series 1375006-x furniture faceplate with OEI adapter plate.] [Leviton #49910-SG2 suitable for Herman Miller furniture].

2.08 CABLE MANAGEMENT AND SUPPORT

A. Wire Mesh Cable Tray

1. Manufacturers

a. GS Metals: Flex Tray

b. B-line: Wire Basket

c. Cablofil: EZ Tray

2. Provide welded steel wire mesh cable tray with a 50-mm (2-inch) by 100-mm (4-inch) mesh size and a minimum wire diameter of 0.197-inches.

3. Provide cable tray dimensions of 50-mm (2-inches) usable load depth by 300-mm (12-inches) wide.

4. Construct units with rounded edges and smooth surfaces, hot-dipped galvanized after fabrication.

5. Provide connector assemblies, clamp assemblies, connector plates, etc as needed for a complete installation.

B. J-Hook Cable Support System

1. Provide J-hooks rated to support Category 5E cable and optical fiber cable, mounted 1500-mm (5-feet) on-center for support of horizontal cabling. Do not exceed 40 percent fill ratio.

2. Provide J-hooks with galvanized steel construction and 90 degree rolled safety edges.

3. Provide latched retainers to contain cables within the hook area.

4. Provide J-hooks with a static load capacity of 30 pounds per hook and fastener hole that accepts 6-mm (1/4-inch) bolts.

5. Manufacturer

a. ERICO: CADDY Cablecat

b. B-Line: Cable Hook System

2.09 LABELS

A. Horizontal Cables

1. Provide self-laminating adhesive labels, machine printable with a laser printer suitable for cable diameters installed.

2. Printable Area: 50-mm (2-inch) by 12-mm (1/2-inch).

3. Color: White.

4. Manufacturer:

a. Panduit #PLL-40-Y3-1, white.

B. Faceplates

1. Provide faceplate labels for all outlet faceplates, machine printable with a laser printer.

2. Color: White.

3. Manufacturer:

a. Panduit #CPPLF-5, white.

C. Outlets and Patch Panel

1. Provide labels for data cable termination locations, machine printable with a laser printer.

2. Color: white.

3. Manufacturer:

a. Panduit #PLL-22-PO-1W white.

2.10 MISCELLANEOUS COMPONENTS

A. Velcro Cable Ties

1. Provide Velcro cable ties, plenum or non-plenum rated as appropriate for the installation, in the same color as the cable to which it is being applied, 18-mm (¾-inch) with a minimum 50-mm (2-inch) overlap.

2. Manufacturers:

a. Panduit HLSP Series (Plenum rated)

b. Panduit HLS Series (Non-plenum rated).

PART 3 - EXECUTION

3.01 GENERAL

A. Install work in a neat, high quality manner and conform to applicable federal, state and local codes.

INITIALS
GOV'T | LESSOR

B. Repair or replace work completed by others that is defaced or destroyed.

C. Install cables in a manner to protect the cable from physical interference or damage.

D. Do not exceed manufacturer's minimum allowance for bend radius of the cable.

E. Do not exceed manufacturer's maximum allowance for pulling tension on cable.

F. Ground all racks and other such components per manufacturer's requirements.

3.02 INSTALLATION

A. Horizontal Cable

1. Support station cables exiting the DCR room at 1500-mm (5-feet) on-center using J-hook cable hangers.

2. Do not exceed 90 meters (300-feet) in length from the termination at the user's faceplate to the termination at the DCR room.

3. Enter LAN rack from the top.

4. Provide a minimum of 150-mm (six-inches) of slack sheathed cable behind each station outlet faceplate. Coil the slack cable inside the junction box or raceway as per the cabling manufacturer's installation standards.

5. Provide 3000-mm (10-feet) of slack cable in the DCR. Coil the cable in an extended loop or figure-8 in the cable tray.

6. Route cables in vertical cable tray in DCR room.

7. Route cables a minimum of 150-mm (6-inches) away from power sources to reduce interference from EMI.

8. Install cables with sufficient bending radius so as not to break or kink, shear or damage binders, or to interfere with transmission in any way.

9. Neatly dress and organize cables in the cable tray. Bundle cables sequentially into groups of 12. Wrap every 600-mm (24-inches) with Velcro cable ties. Do not tightly bundle cables together. Fasten cable to cable tray via Velcro-type straps.

10. Route cable homeruns, parallel and perpendicular to building structure allowing for bending radius, and along corridors for ease of access. Do not route cables through an adjacent space if a corridor borders at least one wall of the room.

INITIALS
GOV'T | LESSOR

11. Route data cables from cable tray into the bottom of the LAN rack cabinet and terminate with specified jack into patch panel. Do not support cables to the outside of the cable tray.

12. Provide permanent machine generated labels on each end of the cable no more than 100-mm (4-inches) from the edge of the cable jacket.

13. Terminate cables in patch panels with Category 5E modular connectors.

B. LAN Equipment Racks

1. Install rack in a secure manner per manufacturer's recommendations and as indicated.

C. Patch Panels

1. Install Category 5E patch panels into LAN equipment rack.

2. Terminate data cable in accordance to manufacturer's instructions and TIA/EIA-568A standard installation practices.

D. Outlets and Connectors

1. Provide station outlets with connectors.

2. Provide permanent machine generated clear laminated labels on the front of each faceplate or surface box.

E. Installation of Cable Tray

1. Install cable tray as indicated; in accordance with recognized industry practices, to ensure that the cable tray equipment complies with requirements of NEC, and applicable portions of NFPA 70B and NECA's "Standards of Installation" pertaining to general electrical installation practices.

2. Coordinate installation with other work as necessary to properly interface with other work.

3. Provide sufficient space around cable tray to permit access for installing and maintaining cables.

3.03 RECORDS

A. Labeling

1. Label the communication system components in conformance with TIA/EIA-606 Administration Standards, including, but are not limited to, the following:

   a. Cables (both ends)

2. Permanently mark cable ends with machine-generated or stenciled (not handwritten) wrap-around labels with a self-laminating feature.

3. Permanently mark components, such as racks and patch panels, with machine-generated labels.

B. Records

1. Conform to TIA/EIA-606 Administration Standards containing as a minimum, the information as outlined in Table 4.7-1 of TIA/EIA-606.

C. Label Format

1. Provide labels as shown on the drawings and in the Cable Labeling Schedule.

3.04 PROJECT CLOSE-OUT

A. Submit prior to final acceptance of System:

1. As-built Drawings

   a. As-built drawings including the following:

      1) Scaled 1/2"=1'-0" floor plans of DCR rooms showing exact placement of LAN racks and termination hardware.

      2) Scaled 1/2"=1'-0" floor & overhead plans of DCR Rooms showing exact placement of all overhead cable support routes.

      3) Installation details.

   b. Provide data disks of each of the final as-built drawings prepared using AutoCAD R14, fully representing actual installed conditions.

2. Test results.

   a. Provide one copy of written and electronic test result documentation in format as specified in Section 16720.

3. Manuals for testing, operation and training including:

a. 11"x17" prints of record drawings as described above.

b. Manufacturer's original catalog information sheets for each component provided under this Section.

c. Provide manuals in a white, 3-ring binder with front cover and spine clear pockets for insertion of the manual name and project information. Manual shall be indexed with individual dividers.

3.05 CERTIFICATION

A. Provide the Contracting Officer and SSA Office Manager with a written form of acceptance for signature. All corrections must be completed before acceptance is given.

END OF SECTION

INITIALS

SFO 
(OFFICE)____

SOLICITATION FOR OFFERS
PRICE COMPONENT SCHEDULE

The tenant finish allowance shall include the costs for the following items in the quantities estimated. The tenant finish allowance shall be amortized in the rent based on the total negotiated tenant finish price.

Prices shall be provided for the following items included in the tenant finish estimate. Additional items must be specifically ordered and included on the floor plan prior to beginning alterations. Items in addition to the estimated numbers or added after the beginning of construction will be negotiated as a change order.

The price quoted shall be the price to provide, install, maintain, and repair the item unless otherwise specified. The Government shall abandon in place and the lessor waives the right to restoration unless otherwise specified. The quantities shown are for evaluation of the tenant finish estimate. Actual quantities required by the layout may vary, and the Government will pay only for the quantities actually ordered.

Deductions will be taken as a credit for the negotiated price for items not delivered but specifically required in the solicitation for offers (SFO).

No.	Item	Price	Unit
1.	Interior Subdividing Ceiling-High Partitions including painting.	$ 30.00	LF
2.	Ceiling-High Partitions, Acoustically Treated, In Accordance with the Solicitation: In accordance with the SFO, acoustical sealant shall be applied on both sides of the metal stud runner. All service boxes shall be sealed and electrical conduit plugged with acoustical sealant. Arched wall partitions required in Reception Room overeach nterview window, over the door leading into the general office area, over the entrance to the public restrooms, and over the main entrance. Crown molding required at top of each interview window privacy divider.	$ 67.00	LF
3.	Interior Door: Interior door in office subdividing partition including passage hardware, no lock.	$ 550.00	EA
4.	Door Assembly, 20 Minute, Fire-Rated and Labeled	$ 575.00	EA
5.	Building Standard Passage Hardware	$ 90.00	EA
6.	Building Standard Privacy Lockset	$ 160.00	EA
7.	Five-Pin Tumbler Cylinder Lock	$ 125.00	EA
8.	Duplex Wall Electrical Outlet, 115V 20A	$ 90.00	EA

Initials 
Lessor Gov't

58

9. Quadruplex Electrical Outlet: 115V 20A

$ 110.00 EA

10. Isolated Ground Electrical Outlet: 115V 20A. Clean computer outlet with isolated ground (no more than 4 outlets per workstation circuit; no more than 2 outlets per printer circuit)

a. Wall Duplex $ 185.00 EA

b. Wall Quadruplex $ 200.00 EA

11a. Telephone Outlet: Includes box, stringer, faceplate, and conduit stubbed above the ceiling.

$ 60.00 EA

11b. Data Wall Outlet: Includes box, stringer, faceplate, and conduit stubbed above the ceiling.

$ 57.00 EA

12. Vinyl Wallcovering: Installed per SFO specifications.

a. 13 oz. – (Standard wall covering) $ 10.25 SF

b. 22 oz. $ 15.75 SF

Manufacturer: C&A Series: Shadow Stripe

Manufacturer: C&A Series: Tanglewood

13. Carpet Tiles: Installed per SFO specifications.

$ 28.05 SQ YD

Manufacturer: C&A Series: R10-BPRS03330

Manufacturer: C&A Series Timeless BPRS 31306

14. Non-Slip Ceramic Floor Tile (minimum 12 inch square). Installed per SFO specifications.

$ 9.55 SQ FT

Manufacturer: Insignia Series: Rosso

Manufacturer: Insignia Series Verde

15. Vinyl Floor Tile: Installed per SFO specifications.

$ 2.00 SQ FT.

Manufacturer: Insignia Series: Rosso

Manufacturer: Insignia Series Verde

16. Interior Glass Windows with Installed Miniblinds: Window shall be 7/32" tempered glass, 4 feet wide X 3 feet high. Bottom of window shall be installed 42 inches from the finished floor. Estimated quantity is one.

$ 750.00 EA

17. Interior Glass Sidelight Window: Window shall be 7/32" tempered glass, 18" wide, floor to top of door with installed mini-blinds. Estimated quantity is two.

$ 685.00 EA

18. Glass Door in Metal Frame with Hardware:

a. Single $ 2000.00 EA

b. Double $ 3000.00 EA

19. Ceiling-Mounted Exhaust Fan: Appropriately sized ceiling-mounted exhaust fan for the multipurpose room, vented to the outside. Install an appropriate size duct with aluminum grill and bird screen. The fan shall be activated by a separate wall switch. Estimated quantity is one.

$ 625.00 EA

20. Combination Pushbutton Lock (Employee Entrance Exterior Doors): Cost of a lever-operated, pushbutton Combination lock with an interior button to activate the privacy function and with key override. An acceptable lock is Locknetics, Model 6000, or equal. Estimated quantity is **one**.

$ 650.00 EA

21. Electric Door Opener/Control Keypad: A lever-type commercial duty door handle, an electric door release (with sound rectifier) (7840 ANSI by Adams Rite, or equal), and control keypad (Door-Gard Command and Control Series, Model 232I, Internal Electronics, Inc., or Equal) for access control between the reception room and open office area (per attachments labeled "Electric Door Strike Assembly" and "Door-Gard Command and Control Series Features and Programming Guide"). Electric door release to be controlled at each reception interview window and guard workstation. Estimate quantity is one door release and **six** release buttons.

$ 1000.00 EA

22. Automatic Door Opener: Reception Room main entrance door and interior vestibule door shall receive an "Electromechanical Operator for Swinging Doors." See paragraph 10.7 of SSA special requirements. Estimated quantity is **one set**.

$ 2100.00 SET

23. Supply Room Shelving: Approximately **27** shelving units (36 inch inside dimensions) per attachment labeled "Storage Room Shelving." The units are not to be attached to the real estate and shall remain the property of the Government.

CORNER UNIT $ 575.00

STANDARD UNIT $ 410.00

LF $ 170.00

24. Multipurpose Room Counter/Sink with Food Waste Disposal & Wall Cabinets: Base and upper cabinets, sink and food waste disposal unit per attachment labeled "Multipurpose Room Counter/Sink with Food Waste Disposal & Wall Cabinets." Estimated quantity is **one unit**.

$ 2600.00 Unit

25. IVT/TV Cabinet:_Free-standing IVT/TV cabinet in the Video Conference Room per attachment labeled "IVT/TV Cabinet". Estimated quantity is **one unit**.

$ 2000.00 Unit

26. VINYL WALL COVERING/CHAIR RAIL/CERAMIC TILE UNDER RECEPTION ONLY: Washable vinyl wall covering (minimum 22 oz) and a 4 inch x 1 inch non-wooden chair rail are required on all inside walls surrounding the Reception room including the privacy divider wall partitions at each interview window. The vinyl wall covering to be above and below the chair rail. Below the reception windows and FEI interview windows, ceramic tiles are required on all walls including the privacy divider wall partitions. The bottom of the chair rail to be installed approximately 28-30 inches above the finished floor. (SSA Manager shall select vinyl wall covering, color of ceramic tile and grout).

$ 3922.00 EA

27. Chair Rail: Four-inch by one-inch non-wooden chair rail installed on interior walls of the Multipurpose, Video Teleconference, and Reception Room and front-end interviewing rooms. The bottom of the chair rail is to be installed 28-30 inches above the finished floor. Estimated quantity is 220 LF.

$ 8.80 LF

28.

$ 650.00 EA

29. Reception Room and Front-End Interviewing Windows: Interview windows to be installed in the wall between the Reception Room and front-end interviewing area and the open office space per attachment labeled "Interview Window/Counter." Estimated quantity is **twenty-three**.

$ 790.00 EA

30. Reception Room and Front-End Interviewing Area Counters (Reception Room/Front-End Interviewing Side): Counter installed under each interview window and attached to the wall on the Reception Room and front-end interviewing area side per attachment labeled "Interview Window/Counter." Estimated quantity is **twenty-three**.

$ 470.00 EA

31. Reception Room Enclosed Bulletin Board: An enclosed bulletin board installed in the Reception Room. Bulletin board to have an aluminum frame with lock, corkboard inside, with acrylic door panels. Size 60" X 36". Estimated quantity is **one**.

$ 790.00 EA

32. Reception Room Self-Help Counter with Cabinet: Counter with cabinet installed in the Reception Room per attachment labeled "Self-Help Counter/Cabinet." Estimated quantity is **one**.

$ 790.00 EA

33. Observation Window: An observation window, approximately 5 inches wide X 18 inches high, installed in the door(s) leading from the Reception Room. Window(s) to be transparent (no vision through the window from the Reception Room – Mirror pane, manufacturer: HGP or equal). Bottom of window to be approximately 56 inches from the finished floor and approximately 8 inches from door edge. Estimated quantity is **one**.

$ 100.00 EA

34. Water Fountain: Handicapped accessible chilled water fountain. Estimated quantity is **two**.

$ 850.00 EA

35. Security Door Viewer: Wide-angle projection door viewers (The Look-Out by Ultra Hardware Products, Model 5044, Code 94050, or equal) installed in identified exterior doors. See SSA Manager for location of viewer in door. Estimated quantity is **four**.

$ 70.00 EA

36. Document Drop Box & Mail Slot: Document drop box and "slanted" mail slot per attachment labeled "Document Drop Box." Estimated quantity is **one**.

$ 200.00 EA

37. Accordion-Folding Acoustical Partition: Vinyl, accordion-folding, acoustical vinyl partition (minimum STC 40), approximately 20 LF. An acceptable partition is: Holcomb & Hoke Mfg. Co., Inc., 1545 Van Buren St., Indianapolis, IN 46203, 317-784-2444, or equal. See attachment labeled "Accordion Folding Acoustical Partition." Estimated quantity is **one**.

$ 8000.00 EA

38. CAT 5E PVC Cables Category 5E PVC cables, Bertek #532141 or equivalent in non-plenum ceilings; or Mohawk #M56093 or equivalent in plenum ceilings. Cable testing is per TIA/EIA testing standards. See attachment entitled "SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for Site Preparation." Each wire within the cable shall have a distinct color code. Estimated quantity is approximately 150 X total number of workstations specified in Section 12 of special requirements.

$ 1.75 LF

39. CAT 5E Connector: Category 5E RJ-45 T568A connector; AMP # 1116604-3 or equivalent. See attachment entitled "SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for Site Preparation." Estimated quantity is two (2) X total number of workstations specified in Section 12 of special requirements.

$ 12.00 EA

40. Cable Identification Label: Self-adhesive machine lettered (not handwritten) labels with the numbering scheme outlined in "SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for Site Preparation" attached. Labels are to be attached onto the cable, faceplate, and patch panel. Estimated quantity is equal to 3 X total number of workstations specified in Section 12 of special requirements.

$ 1.60 EA

41. Patch Panel: Category 5E modular patch panel to be mounted in IWS/LAN rack and data outlets as needed to serve IWS/LAN workstations and equipment. See attachment entitled "SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for Site Preparation." Estimated quantity is **one**.

$ 300.00 EA

42. Faceplate for Unicor/Herman Miller Furniture (part number Leviton 41089-4 or equivalent): See attachment entitled "SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for Site Preparation." Estimated quantity is equal to total number of systems workstations specified in Section 12 of special requirements.

$ 25.00 EA

43. Faceplate for Cable Wall Outlet: Faceplates, AMP SL series mounted in recessed outlet box inside columns or walls. Provide surface mounted box if interior of wall or column cannot be accessed. See attachment entitled "SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for Site Preparation." Estimated quantity is equal to total of non-systems workstations shown in Section 12 of special requirements.

$ 6.20 EA

44. LAN Cable Tray: A 12" wide wire mesh cable tray, mounted on wall of ADP room behind LAN rack. See attachment entitled "SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for Site Preparation." Estimated quantity is **one**.

$ 300.00 EA

45. Ground Conductor: A No. 6 AWG copper ground conductor with THHN insulation, installed in ¾" conduit from LAN rack to isolated ground electrical panel that provides power to the LAN rack. See attachment entitled "SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for Site Preparation." Estimated quantity is **one**.

$ 85.00 EA

46. Plywood Panel: Two 8' X 4' X 3/4" sheets of plywood painted with unleaded paint to match ADP room wall color, mounted at the telephone switch location, (with the longest side (8 foot) installed vertically and approx. 15 inches from the finished floor). Estimated quantity is **two**.

$ 105.00 EA

47. Walk-Off Floor Mats at Entrances: Sized appropriately for each entrance. (Estimated quantity is two). Vestibule mat to be a custom personalized flexible vinyl mat (B.F. Hurley Mat Co., 1-800-274-6287) (Estimated quantity is **one**).

$ 300.00 EA

48. Picnic Table and seating secured to a concrete pad. Adequate number of picnic tables and suitable seating to accommodate 25% of office staff (**49** total staff) as required in the solicitation:

$ 1800.00 EA

49.

$ EA

50. Ceiling Fans in Reception Room and Front-End Interviewing Area (52 inch, ceiling hugger) (Estimated quantity to be based on sizes of rooms, refer to section 10.13)

$ 350.00 EA

51. Guard Workstation in Reception Room (Refer to "Guard Workstation" attachment to SFO/Lease For construction) Quantity is **one**.

$ 950.00 Ea

52. Door Bell and Intercom System. Quantity is **one** each.

$ 500.00 Ea


SFO 4TX0135
(OFFICE)

53. Provide a cost breakdown for Warm Lit Shell and Tenant Finish Costs for the following items:

		Warm Lit Shell	Tenant Finish
a.	Architect & Engineering	60,000.00	20,000.00
b.	Plumbing	15,000.00	15,000.00
c.	HVAC	75,000.00	75,000.00
d.	Electrical	75,000.00	125,000.00
e.	Clean-Up, Miscellaneous	15,000.00	15,000.00
f.	Financing	150,000.00	50,000.00
	C		

GENERAL CLAUSES
(Acquisition of Leasehold Interests in Real Property)

CATEGORY	CLAUSE NO.	48 CFR REF.	CLAU
DEFINITIONS	1	552.270-4	Definitions (Variation)
GENERAL	2	552.270-5	Subletting and Assignment
	3	552.270-11	Successors Bound
	4	552.270-23	Subordination, Nondisturbance and Attornment
	5	552.270-24	Statement of Lease
	6	552.270-25	Substitution of Tenant Agency
	7	552.270-26	No Waiver
	8	552.270-27	Integrated Agreement
	9	552.270-28	Mutuality of Obligation
PERFORMANCE	10	552.270-17	Delivery and Condition
	11	552.270-18	Default in Delivery—Time Extensions (Variation)
	12	552.270-19	Progressive Occupancy
	13	552.270-21	Effect of Acceptance and Occupancy
	14	552.270-6	Maintenance of Building and Premises—Right of Entry (Variation)
	15	552.270-10	Failure in Performance
	16	552.270-22	Default by Lessor During the Term
	17	552.270-7	Fire and Casualty Damage
	18	552.270-8	Compliance with Applicable Law
	19	552.270-12	Alterations
	20	552.270-29	Acceptance of Space (Variation)
INSPECTION	21	552.270-9	Inspection—Right of Entry
PAYMENT	22	52.204-7	Central Contractor Registration (Variation)
	23	552.232-75	Prompt Payment
	24	552.232-76	Electronic Funds Transfer Payment (Variation)
	25	552.232-70	Invoice Requirements (Variation)
	26	52.232-23	Assignment of Claims
	27	552.270-20	Payment (Variation)
STANDARDS OF CONDUCT	28	552.203-5	Covenant Against Contingent Fees
	29	52.203-7	Anti-Kickback Procedures
	30	52.223-6	Drug-Free Workplace
ADJUSTMENTS	31	552.203-70	Price Adjustment for Illegal or Improper Activity
	32	52.215-10	Price Reduction for Defective Cost or Pricing Data
	33	552.270-13	Proposals for Adjustment
	34	552.270-14	Changes (Variation)
AUDITS	35	552.215-70	Examination of Records by GSA
	36	52.215-2	Audit and Records—Negotiation
DISPUTES	37	52.233-1	Disputes

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LESSOR GOVERNMENT

LABOR STANDARDS	38	52.222-26	Equal Opportunity
	39	52.222-24	Preaward On-Site Equal Opportunity Compliance Evaluation
	40	52.222-21	Prohibition of Segregated Facilities
	41	52.222-35	Equal Opportunity for Special Disabled Veterans, Veterans of the Vietnam Era, and Other Eligible Veterans
	42	52.222-36	Affirmative Action for Workers with Disabilities
	43	52.222-37	Employment Reports on Special Disabled Veterans, Veterans of the Vietnam Era, and Other Eligible Veterans
SUBCONTRACTING	44	52.209-6	Protecting the Government's Interest When Subcontracting With Contractors Debarred, Suspended, or Proposed for Debarment
	45	52.215-12	Subcontractor Cost or Pricing Data
	46	52.219-8	Utilization of Small Business Concerns
	47	52.219-9	Small Business Subcontracting Plan
	48	52.219-16	Liquidated Damages—Subcontracting Plan

The information collection requirements contained in this solicitation/contract, that are not required by regulation, have been approved by the Office of Management and Budget pursuant to the Paperwork Reduction Act and assigned the OMB Control No. 3090-0163.

INITIALS: SS & [signature]
LESSOR GOVERNMENT

GENERAL CLAUSES
(Acquisition of Leasehold Interests in Real Property)

1. 552.270-4 DEFINITIONS (SEP 1999) (VARIATION)

The following terms and phrases (except as otherwise expressly provided or unless the context otherwise requires) for all purposes of this lease shall have the respective meanings hereinafter specified:

(a) "Commencement Date" means the first day of the term.

(b) "Contract" and "Contractor" means "Lease" and "Lessor," respectively.

(c) "Contracting Officer" means a person with the authority to enter into, administer, and/or terminate contracts and make related determinations and findings. The term includes certain authorized representatives of the Contracting Officer acting within the limits of their authority as delegated by the Contracting Officer.

(d) "Delivery Date" means the date specified in or determined pursuant to the provisions of this lease for delivery of the premises to the Government, improved in accordance with the provisions of this lease and substantially complete, as such date may be modified in accordance with the provisions of this lease.

(e) "Delivery Time" means the number of days provided by this lease for delivery of the premises to the Government, as such number may be modified in accordance with the provisions of this lease.

(f) "Excusable Delays" mean delays arising without the fault or negligence of Lessor and Lessor's subcontractors and suppliers at any tier, and shall include, without limitation:
(1) acts of God or of the public enemy,
(2) acts of the United States of America in either its sovereign or contractual capacity,
(3) acts of another contractor in the performance of a contract with the Government,
(4) fires,
(5) floods,
(6) epidemics,
(7) quarantine restrictions,
(8) strikes,
(9) freight embargoes,
(10) unusually severe weather, or
(11) delays of subcontractors or suppliers at any tier arising from unforeseeable causes beyond the control and without the fault or negligence of both the Lessor and any such subcontractor or supplier.

(g) "Lessor" means the sub-lessor if this lease is a sublease.

(h) "Lessor shall provide" means the Lessor shall furnish and install at Lessor's expense.

(i) "Notice" means written notice sent by certified or registered mail, Express Mail or Comparable service, or delivered by hand. Notice shall be effective on the date delivery is accepted or refused.

(j) "Premises" means the space described on the Standard Form 2, U.S. Government Lease for Real Property, of this lease.

(l) "Substantially complete" and "substantial completion" means that the work, the common and other areas of the building, and all other things necessary for the Government's access to the premises and occupancy, possession, use and enjoyment thereof, as provided in this lease, have been completed or obtained, excepting only such minor matters as do not interfere with or materially diminish such access, occupancy, possession, use or enjoyment.

(m) "Usable square feet" means the ANSI/BOMA Z65.1-1996 definition for BOMA usable office area, which means "The area where a tenant normally houses personnel and/or furniture, for which a measurement is to be computed."

(n) "Work" means all alterations, improvements, modifications, and other things required for the preparation or continued occupancy of the premises by the Government as specified in this lease.

2. **552.270-5 SUBLETTING AND ASSIGNMENT (SEP 1999)**

The Government may sublet any part of the premises but shall not be relieved from any obligations under this lease by reason of any such subletting. The Government may at any time assign this lease, and be relieved from all obligations to Lessor under this lease excepting only unpaid rent and other liabilities, if any, that have accrued to the date of said assignment. Any assignment shall be subject to prior written consent of Lessor, which shall not be unreasonably withheld.

3. **552.270-11 SUCCESSORS BOUND (SEP 1999)**

This lease shall bind, and inure to the benefit of, the parties and their respective heirs, executors, administrators, successors, and assigns.

4. **552.270-23 SUBORDINATION, NONDISTURBANCE AND ATTORNMENT (SEP 1999)**

(a) Lessor warrants that it holds such title to or other interest in the premises and other property as is necessary to the Government's access to the premises and full use and enjoyment thereof in accordance with the provisions of this lease. Government agrees, in consideration of the warranties and conditions set forth in this clause, that this lease is subject and subordinate to any and all recorded mortgages, deeds of trust and other liens now or hereafter existing or imposed upon the premises, and to any renewal, modification or extension thereof. It is the intention of the parties that this provision shall be self-operative and that no further instrument shall be required to effect the present or subsequent subordination of this lease. Government agrees, however, within twenty (20) business days next following the Contracting Officer's receipt of a written demand, to execute such instruments as Lessor may reasonably request to evidence further the subordination of this lease to any existing or future mortgage, deed of trust or other security interest pertaining to the premises, and to any water, sewer or access easement necessary or desirable to serve the premises or adjoining property owned in whole or in part by Lessor if such easement does not interfere with the full enjoyment of any right granted the Government under this lease.

(b) No such subordination, to either existing or future mortgages, deeds of trust or other lien or security instrument shall operate to affect adversely any right of the Government under this lease so long as the Government is not in default under this lease. Lessor will include in any future mortgage, deed of trust or other security instrument to which this lease becomes subordinate, or in a separate nondisturbance agreement, a provision to the foregoing effect. Lessor warrants that the holders of all notes or other obligations secured by existing mortgages, deeds of trust or other security instruments have consented to the provisions of this clause, and agrees to provide true copies of all such consents to the Contracting Officer promptly upon demand.

(c) In the event of any sale of the premises or any portion thereof by foreclosure of the lien of any such mortgage, deed of trust or other security instrument, or the giving of a deed in lieu of foreclosure, the Government will be deemed to have attorned to any purchaser, purchasers, transferee or transferees of the premises or any portion thereof and its or their successors and assigns, and any such purchasers and transferees will be deemed to have assumed all obligations of the Lessor under this lease, so as to establish direct privity of estate and contract between Government and such purchasers or transferees, with the same force, effect and relative priority in time and right as if the lease had initially been entered into between such purchasers or transferees and the Government; provided, further, that the Contracting Officer and such purchasers or transferees shall, with reasonable promptness following any such sale or deed delivery in lieu of foreclosure, execute all such revisions to this lease, or other writings, as shall be necessary to document the foregoing relationship.

(d) None of the foregoing provisions may be deemed or construed to imply a waiver of the Government's rights as a sovereign.

5. **552.270-24 STATEMENT OF LEASE (SEP 1999)**

(a) The Contracting Officer will, within thirty (30) days next following the Contracting Officer's receipt of a joint written request from Lessor and a prospective lender or purchaser of the building, execute and deliver to Lessor a letter stating that the same is issued subject to the conditions stated in this clause and, if such is the case, that (1) the lease is in full force and effect; (2) the date to which the rent and other charges have been paid in advance, if any; and (3) whether any notice of default has been issued.

INITIALS: SS & ulm
LESSOR GOVERNMENT

(b) Letters issued pursuant to this clause are subject to the following conditions:

(1) That they are based solely upon a reasonably diligent review of the Contracting Officer's lease file as of the date of issuance;

(2) That the Government shall not be held liable because of any defect in or condition of the premises or building;

(3) That the Contracting Officer does not warrant or represent that the premises or building comply with applicable Federal, State and local law; and

(4) That the Lessor, and each prospective lender and purchaser are deemed to have constructive notice of such facts as would be ascertainable by reasonable prepurchase and precommitment inspection of the Premises and Building and by inquiry to appropriate Federal, State and local Government officials.

6. 552.270-25 SUBSTITUTION OF TENANT AGENCY (SEP 1999)

The Government may, at any time and from time to time, substitute any Government agency or agencies for the Government agency or agencies, if any, named in the lease.

7. 552.270-26 NO WAIVER (SEP1999)

No failure by either party to insist upon the strict performance of any provision of this lease or to exercise any right or remedy consequent upon a breach thereof, and no acceptance of full or partial rent or other performance by either party during the continuance of any such breach shall constitute a waiver of any such breach of such provision.

8. 552.270-27 INTEGRATED AGREEMENT (SEP 1999)

This Lease, upon execution, contains the entire agreement of the parties and no prior written or oral agreement, express or implied, shall be admissible to contradict the provisions of the Lease.

9. 552.270-28 MUTUALITY OF OBLIGATION (SEP 1999)

The obligations and covenants of the Lessor, and the Government's obligation to pay rent and other Government obligations and covenants, arising under or related to this Lease, are interdependent. The Government may, upon issuance of and delivery to Lessor of a final decision asserting a claim against Lessor, set off such claim, in whole or in part, as against any payment or payments then or thereafter due the Lessor under this lease. No setoff pursuant to this clause shall constitute a breach by the Government of this lease.

10. 552.270-17 DELIVERY AND CONDITION (SEP 1999)

(a) Unless the Government elects to have the space occupied in increments, the space must be delivered ready for occupancy as a complete unit. The Government reserves the right to determine when the space is substantially complete.

(b) If the premises do not in every respect comply with the provisions of this lease the Contracting Officer may, in accordance with the Failure in Performance clause of this lease, elect to reduce the rent payments.

11. 552.270-18 DEFAULT IN DELIVERY—TIME EXTENSIONS (SEP 1999) (VARIATION)

(a) With respect to Lessor's obligation to deliver the premises substantially complete by the delivery date, time is of the essence. If the Lessor fails to work diligently to ensure its substantial completion by the delivery date or fails to substantially complete the work by such date, the Government may by notice to the Lessor terminate this lease. Such termination is effective when received by Lessor. The Lessor and the Lessor's sureties, if any, are jointly and severally liable for any damages to the Government resulting from such termination, as provided in this clause. The Government shall be entitled to the following damages:

(1) The Government's aggregate rent and estimated real estate tax and operating cost adjustments for the firm term and all option terms of its replacement lease or leases,



in excess of the aggregate rent and estimated real estate tax and operating cost adjustments for the term. If the Government procures replacement premises for a term (including all option terms) in excess of this term, the Lessor is not liable for excess Government rent or adjustments during such excess lease term.

(2) All administrative and other costs the Government incurs in procuring a replacement lease or leases.

(3) Other, additional relief provided for in this lease, at law, or in equity.

(b) Damages to which the Government is entitled to under this clause are due and payable thirty (30) days following the date Lessor receives notice from the Contracting Officer specifying such damages.

(c) Delivery by Lessor of less than the minimum ANSI/BOMA Office Area square footage required by this lease shall in no event be construed as substantial completion, except as the Contracting Officer permits.

(d) The Government shall not terminate this lease under this clause nor charge the Lessor with damages under this clause, if (1) the delay in substantially completing the work arises from excusable delays and (2) the Lessor within 10 days from the beginning of any such delay (unless extended in writing by the Contracting Officer) provides notice to the Contracting Officer of the causes of delay. The Contracting Officer shall ascertain the facts and the extent of delay. If the facts warrant, the Contracting Officer shall extend the delivery date, to the extent of such delay at no additional costs to the Government. A time extension is the sole remedy of the Lessor.

12. 552.270-19 PROGRESSIVE OCCUPANCY (SEP 1999)

The Government shall have the right to elect to occupy the space in partial increments prior to the substantial completion of the entire leased premises, and the Lessor agrees to schedule its work so as to deliver the space incrementally as elected by the Government. The Government shall pay rent commencing with the first business day following substantial completion of the entire leased premise unless the Government has elected to occupy the leased premises incrementally. In case of incremental occupancy, the Government shall pay rent pro rata upon the first business day following substantial completion of each incremental unit. Rental payments shall become due on the first workday of the month following the month in which an increment of space is substantially complete, except that should an increment of space be substantially completed after the fifteenth day of the month, the payment due date will be the first workday of the second month following the month in which it was substantially complete. The commencement date of the firm lease term will be a composite determined from all rent commencement dates.

13. 552.270-21 EFFECT OF ACCEPTANCE AND OCCUPANCY (SEP 1999)

Neither the Government's acceptance of the premises for occupancy, nor the Government's occupancy thereof, shall be construed as a waiver of any requirement of or right of the Government under this Lease, or as otherwise prejudicing the Government with respect to any such requirement or right.

14. 552.270-6 MAINTENANCE OF BUILDING AND PREMISES—RIGHT OF ENTRY (SEP 1999) (VARIATION)

Except in case of damage arising out of the willful act or negligence of a Government employee, Lessor shall maintain the premises, including the building, building systems, and all equipment, fixtures, and appurtenances furnished by the Lessor under this lease, in good repair and condition so that they are suitable in appearance and capable of supplying such heat, air conditioning, light, ventilation, safety systems, access and other things to the premises, without reasonably preventable or recurring disruption, as is required for the Government's access to, occupancy, possession, use and enjoyment of the premises as provided in this lease. For the purpose of so maintaining the premises, the Lessor may at reasonable times enter the premises with the approval of the authorized Government representative in charge.

15. 552.270-10 FAILURE IN PERFORMANCE (SEP 1999)

The covenant to pay rent and the covenant to provide any service, utility, maintenance, or repair required under this lease are interdependent. In the event of any failure by the Lessor to provide

any service, utility, maintenance, repair or replacement required under this lease the Government may, by contract or otherwise, perform the requirement and deduct from any payment or payments under this lease, then or thereafter due, the resulting cost to the Government, including all administrative costs. If the Government elects to perform any such requirement, the Government and each of its contractors shall be entitled to access to any and all areas of the building, access to which is necessary to perform any such requirement, and the Lessor shall afford and facilitate such access. Alternatively, the Government may deduct from any payment under this lease, then or thereafter due, an amount which reflects the reduced value of the contract requirement not performed. No deduction from rent pursuant to this clause shall constitute a default by the Government under this lease. These remedies are not exclusive and are in addition to any other remedies which may be available under this lease or at law.

16. 552.270-22 DEFAULT BY LESSOR DURING THE TERM (SEP 1999)

(a) Each of the following shall constitute a default by Lessor under this lease:

(1) Failure to maintain, repair, operate or service the premises as and when specified in this lease, or failure to perform any other requirement of this lease as and when required provided any such failure shall remain uncured for a period of thirty (30) days next following Lessor's receipt of notice thereof from the Contracting Officer or an authorized representative.

(2) Repeated and unexcused failure by Lessor to comply with one or more requirements of this lease shall constitute a default notwithstanding that one or all such failures shall have been timely cured pursuant to this clause.

(b) If a default occurs, the Government may, by notice to Lessor, terminate this lease for default and if so terminated, the Government shall be entitled to the damages specified in the Default in Delivery-Time Extensions clause.

17. 552.270-7 FIRE AND CASUALTY DAMAGE (SEP 1999)

If the entire premises are destroyed by fire or other casualty, this lease will immediately terminate. In case of partial destruction or damage, so as to render the premises untenantable, as determined by the Government, the Government may terminate the lease by giving written notice to the Lessor within 15 calendar days of the fire or other casualty; if so terminated, no rent will accrue to the Lessor after such partial destruction or damage; and if not so terminated, the rent will be reduced proportionately by supplemental agreement hereto effective from the date of such partial destruction or damage. Nothing in this lease shall be construed as relieving Lessor from liability for damage to or destruction of property of the United States of America caused by the willful or negligent act or omission of Lessor.

18. 552.270-8 COMPLIANCE WITH APPLICABLE LAW (SEP 1999)

Lessor shall comply with all Federal, state and local laws applicable to the Lessor as owner or Lessor, or both, of the building or premises, including, without limitation, laws applicable to the construction, ownership, alteration or operation of both or either thereof, and will obtain all necessary permits, licenses and similar items at Lessor's expense. The Government will comply with all Federal, State and local laws applicable to and enforceable against it as a tenant under this lease; provided that nothing in this lease shall be construed as a waiver of any sovereign immunity of the Government. This lease shall be governed by Federal law.

19. 552.270-12 ALTERATIONS (SEP 1999)

The Government shall have the right during the existence of this lease to make alterations, attach fixtures, and erect structures or signs in or upon the premises hereby leased, which fixtures, additions or structures so placed in, on, upon, or attached to the said premises shall be and remain the property of the Government and may be removed or otherwise disposed of by the Government. If the lease contemplates that the Government is the sole occupant of the building, for purposes of this clause, the leased premises include the land on which the building is sited and the building itself. Otherwise, the Government shall have the right to tie into or make any physical connection with any structure located on the property as is reasonably necessary for appropriate utilization of the leased space.

INITIALS: SS & vlm
LESSOR GOVERNMENT

20. 552.270-29 ACCEPTANCE OF SPACE (SEP 1999) (VARIATION)

(a) When the Lessor has completed all alterations, improvements, and repairs necessary to meet the requirements of the lease, the Lessor shall notify the Contracting Officer. The Contracting Officer or designated representative shall promptly inspect the space.

(b) The Government will accept the space and the lease term will begin after determining that the space is substantially complete and contains the required ANSI/BOMA Office Area square footage as indicated in the paragraph of this solicitation entitled "Amount and Type of Space."

21. 552.270-9 INSPECTION—RIGHT OF ENTRY (SEP 1999)

(a) At any time and from time to time after receipt of an offer (until the same has been duly withdrawn or rejected), after acceptance thereof and during the term, the agents, employees and contractors of the Government may, upon reasonable prior notice to Offeror or Lessor, enter upon the offered premises or the premises, and all other areas of the building access to which is necessary to accomplish the purposes of entry, to determine the potential or actual compliance by the Offeror or Lessor with the requirements of the solicitation or this lease, which purposes shall include, but not be limited to:

(1) inspecting, sampling and analyzing of suspected asbestos-containing materials and air monitoring for asbestos fibers;
(2) inspecting the heating, ventilation and air conditioning system, maintenance records, and mechanical rooms for the offered premises or the premises;
(3) inspecting for any leaks, spills, or other potentially hazardous conditions which may involve tenant exposure to hazardous or toxic substances; and
(4) inspecting for any current or past hazardous waste operations, to ensure that appropriate mitigative actions were taken to alleviate any environmentally unsound activities in accordance with Federal, State and local law.

(b) Nothing in this clause shall be construed to create a Government duty to inspect for toxic materials or to impose a higher standard of care on the Government than on other lessees. The purpose of this clause is to promote the ease with which the Government may inspect the building. Nothing in this clause shall act to relieve the Lessor of any duty to inspect or liability which might arise as a result of Lessor's failure to inspect for or correct a hazardous condition.

22. 52.204-7 CENTRAL CONTRACTOR REGISTRATION (OCT 2003) (VARIATION)

(a) Definitions. As used in this clause—

"Central Contractor Registration (CCR) database" means the primary Government repository for Contractor information required for the conduct of business with the Government.

"Data Universal Numbering System (DUNS) number" means the 9-digit number assigned by Dun and Bradstreet, Inc. (D&B) to identify unique business entities.

"Data Universal Numbering System +4 (DUNS+4) number" means the DUNS number assigned by D&B plus a 4-character suffix that may be assigned by a business concern. (D&B has no affiliation with this 4-character suffix.) This 4-character suffix may be assigned at the discretion of the business concern to establish additional CCR records for identifying alternative Electronic Funds Transfer (EFT) accounts for the same parent concern.

"Offeror" means the owner of the property offered, not an individual or agent representing the owner.

"Registered in the CCR database" means that—

(1) The Contractor has entered all mandatory information, including the DUNS number or the DUNS+4 number, into the CCR database; and

(2) The Government has validated all mandatory data fields and has marked the record "Active."

(b) (1) By submission of an offer, the Offeror acknowledges the requirement that a prospective awardee must be registered with D&B and in the CCR database prior to

award, during performance, and through final payment of any contract resulting from this solicitation.

(2) The Offeror shall enter in the appropriate block, on the GSA Form 3518, entitled Representations and Certifications, the legal entity's name and address, followed by the DUNS or DUNS +4 number that identifies the Offeror's name and address exactly as stated in the offer. The DUNS number will be used by the Contracting Officer to verify that the Offeror is registered in the CCR database.

(c) If the Offeror does not have a DUNS number, it should contact Dun and Bradstreet directly to obtain one.

(1) An Offeror may obtain a DUNS number—
(i) If located within the United States, by calling Dun and Bradstreet at 1-866-705-5711 or via the Internet at http://www.dnb.com; or
(ii) If located outside the United States, by contacting the local Dun and Bradstreet office.

(2) The Offeror should be prepared to provide the following information:
(i) Company legal business.
(ii) Tradestyle, doing business, or other name by which your entity is commonly recognized.
(iii) Company Physical Street Address, City, State, and ZIP Code.
(iv) Company Mailing Address, City, State and ZIP Code (if separate from physical).
(v) Company Telephone Number.
(vi) Date the company was started.
(vii) Number of employees at your location.
(viii) Chief executive officer/key manager.
(ix) Line of business (industry).
(x) Company Headquarters name and address (reporting relationship within your entity).

(d) If the Offeror does not become registered in the CCR database in the time prescribed by the Contracting Officer, the Contracting Officer will proceed to award to the next otherwise successful registered Offeror.

(e) Processing time, which normally takes 48 hours, should be taken into consideration when registering. Offerors who are not registered should consider applying for registration immediately upon receipt of this solicitation.

(f) The Contractor is responsible for the accuracy and completeness of the data within the CCR database, and for any liability resulting from the Government's reliance on inaccurate or incomplete data. To remain registered in the CCR database after the initial registration, the Contractor is required to review and update on an annual basis from the date of initial registration or subsequent updates its information in the CCR database to ensure it is current, accurate and complete. Updating information in the CCR does not alter the terms and conditions of this contract and is not a substitute for a properly executed contractual document.

(g) (1) (i) If a Contractor has legally changed its business name, "doing business as" name, or division name (whichever is shown on the contract), or has transferred the assets used in performing the contract, the Contractor shall comply with the requirements of Subpart 42.12 of the Federal Acquisition Regulations (FAR) and provide the responsible Contracting Officer a fully revised and initialed/signed GSA Form 3518, entitled Representations and Certifications, along with written notification of its intention to (A) change the name in the CCR database; and (B) provide the Contracting Officer with sufficient documentation to verify and confirm the legally changed name or change in ownership.
(ii) If the Contractor fails to comply with the requirements of paragraph (g)(1)(i) of this clause, or fails to perform the agreement at paragraph (g)(1)(i)(C) of this clause, and, in the absence of a properly executed novation or change-of-name agreement, the CCR information that shows the Contractor to be other than the Contractor indicated in the contract will be considered to be incorrect information within the meaning of the "Suspension of Payment" paragraph of the electronic funds transfer (EFT) clause of this contract.

(2) The Contractor shall not change the name or address for EFT payments or manual payments, as appropriate, in the CCR record to reflect an assignee for the purpose of assignment of claims. Assignees shall be separately registered in the CCR database. Information provided to the Contractor's CCR record that indicates payments, including those made by EFT, to an ultimate recipient other than that Contractor will be considered to be incorrect information.

(h) Offerors and Contractors may obtain information on registration and annual confirmation requirements via the internet at http://www.ccr.gov or by calling 1-888-227-2423, or 269-961-5757.

23. 552.232-75 PROMPT PAYMENT (SEP 1999)

The Government will make payments under the terms and conditions specified in this clause. Payment shall be considered as being made on the day a check is dated or an electronic funds transfer is made. All days referred to in this clause are calendar days, unless otherwise specified.

(a) *Payment due date.*

(1) *Rental payments.* Rent shall be paid monthly in arrears and will be due on the first workday of each month, and only as provided for by the lease.

(i) When the date for commencement of rent falls on the 15th day of the month or earlier, the initial monthly rental payment under this contract shall become due on the first workday of the month following the month in which the commencement of the rent is effective.

(ii) When the date for commencement of rent falls after the 15th day of the month, the initial monthly rental payment under this contract shall become due on the first workday of the second month following the month in which the commencement of the rent is effective.

(2) *Other payments.* The due date for making payments other than rent shall be the later of the following two events:

(i) The 30th day after the designated billing office has received a proper invoice from the Contractor.

(ii) The 30th day after Government acceptance of the work or service. However, if the designated billing office fails to annotate the invoice with the actual date of receipt, the invoice payment due date shall be deemed to be the 30th day after the Contractor's invoice is dated, provided a proper invoice is received and there is no disagreement over quantity, quality, or Contractor compliance with contract requirements.

(b) *Invoice and inspection requirements for payments other than rent.*

(1) The Contractor shall prepare and submit an invoice to the designated billing office after completion of the work. A proper invoice shall include the following items:

(i) Name and address of the Contractor.
(ii) Invoice date.
(iii) Lease number.
(iv) Government's order number or other authorization.
(v) Description, price, and quantity of work or services delivered.
(vi) Name and address of Contractor official to whom payment is to be sent (must be the same as that in the remittance address in the lease or the order).
(vii) Name (where practicable), title, phone number, and mailing address of person to be notified in the event of a defective invoice.

(2) The Government will inspect and determine the acceptability of the work performed or services delivered within 7 days after the receipt of a proper invoice or notification of completion of the work or services unless a different period is specified at the time the order is placed. If actual acceptance occurs later, for the purpose of determining the payment due date and calculation of interest, acceptance will be deemed to occur on the last day of the 7-day inspection period. If the work or service is rejected for failure to conform to the technical requirements of the contract, the 7 days will be counted beginning with receipt of a new invoice or notification. In either case, the Contractor is not entitled to any payment or interest unless actual acceptance by the Government occurs.

(c) *Interest Penalty.*

(1) An interest penalty shall be paid automatically by the Government, without request from the Contractor, if payment is not made by the due date.

(2) The interest penalty shall be at the rate established by the Secretary of the Treasury under Section 12 of the Contract Disputes Act of 1978 (41 U.S.C. 611) that is in effect on the day after the due date. This rate is referred to as the "Renegotiation Board Interest Rate," and it is published in the *Federal Register* semiannually on or about January 1 and July 1. The interest penalty shall accrue daily on the payment amount approved by the Government and be compounded in 30-day increments inclusive from the first day after the due date through the payment date.

(3) Interest penalties will not continue to accrue after the filing of a claim for such penalties under the clause at 52.233-1, Disputes, or for more than 1 year. Interest penalties of less than $1.00 need not be paid.

(4) Interest penalties are not required on payment delays due to disagreement between the Government and Contractor over the payment amount or other issues involving contract compliance or on amounts temporarily withheld or retained in accordance with the terms of the contract. Claims involving disputes, and any interest that may be payable, will be resolved in accordance with the clause at 52.233-1, Disputes.

24. 552.232-76 ELECTRONIC FUNDS TRANSFER PAYMENT (MAR 2000) (VARIATION)

(a) The Government will make payments under this lease by electronic funds transfer (EFT). The Lessor must, no later than 30 days before the first payment:

(1) Designate a financial institution for receipt of EFT payments.

(2) Submit this designation to the Contracting Officer or other Government official, as directed.

(b) The Lessor must provide the following information:

(1) The American Bankers Association 9-digit identifying number for Automated Clearing House (ACH) transfers of the financing institution receiving payment if the institution has access to the Federal Reserve Communications System.

(2) Number of account to which funds are to be deposited.

(3) Type of depositor account ("C" for checking, "S" for savings).

(4) If the Lessor is a new enrollee to the EFT system, the Lessor must complete and submit Form SF 3881, ACH Vendor/Miscellaneous Payment Enrollment Form, before payment can be processed.

(c) If the Lessor, during the performance of this contract, elects to designate a different financial institution for the receipt of any payment, the appropriate Government official must receive notice of such change and the required information specified above no later than 30 days before the date such change is to become effective.

(d) The documents furnishing the information required in this clause must be dated and contain the:

(1) Signature, title, and telephone number of the Lessor or the Lessor's authorized representative.

(2) Lessor's name.

(3) Lease number.

(e) Lessor's failure to properly designate a financial institution or to provide appropriate payee bank account information may delay payments of amounts otherwise properly due.

25. 552.232-70 INVOICE REQUIREMENTS (SEP 1999) (VARIATION)

(This clause is applicable to payments other than rent.)

(a) Invoices shall be submitted in an original only, unless otherwise specified, to the designated billing office specified in this contract or order.

(b) Invoices must include the Accounting Control Transaction (ACT) number provided below or on the order.

ACT Number (to be supplied on individual orders)

(c) If information or documentation in addition to that required by the Prompt Payment clause of this contract is required in connection with an invoice for a particular order, the order will indicate what information or documentation must be submitted.

26. 52.232-23 ASSIGNMENT OF CLAIMS (JAN 1986)

(Applicable to leases over $2,500.)

(a) The Contractor, under the Assignment of Claims Act, as amended, 31 U.S.C. 3727, 41 U.S.C. 15 (hereafter referred to as "the Act"), may assign its rights to be paid amounts due or to become due as a result of the performance of this contract to a bank, trust company, or other financing institution, including any Federal lending agency. The assignee under such an assignment may thereafter further assign or reassign its right under the original assignment to any type of financing institution described in the preceding sentence.

(b) Any assignment or reassignment authorized under the Act and this clause shall cover all unpaid amounts payable under this contract, and shall not be made to more than one party, except that an assignment or reassignment may be made to one party as agent or trustee for two or more parties participating in the financing of this contract.

(c) The Contractor shall not furnish or disclose to any assignee under this contract any classified document (including this contract) or information related to work under this contract until the Contracting Officer authorizes such action in writing.

27. 552.270-20 PAYMENT (SEP 1999) (VARIATION)

(a) When space is offered and accepted, the ANSI/BOMA Office Area square footage delivered will be confirmed by:

(1) the Government's measurement of plans submitted by the successful Offeror as approved by the Government, and an inspection of the space to verify that the delivered space is in conformance with such plans or

(2) a mutual on-site measurement of the space, if the Contracting Officer determines that it is necessary.

(b) Payment will not be made for space which is in excess of the amount of ANSI/BOMA Office Area square footage stated in the lease.

(c) If it is determined that the amount of ANSI/BOMA Office Area square footage actually delivered is less than the amount agreed to in the lease, the lease will be modified to reflect the amount of Usable space delivered and the annual rental will be adjusted as follows:

Usable square feet not delivered multiplied by the ANSI/BOMA Office Area square foot (USF) rate equals the reduction in annual rent. The rate per USF is determined by dividing the total annual rental by the Usable square footage set forth in the lease.

USF Not Delivered X Rate per USF = Reduction in Annual Rent.

28. 552.203-5 COVENANT AGAINST CONTINGENT FEES (FEB 1990)

(Applicable to leases over $100,000.)

(a) The Contractor warrants that no person or agency has been employed or retained to solicit or obtain this contract upon an agreement or understanding for a contingent fee, except a bona fide employee or agency. For breach or violation of this warranty, the Government shall have the right to annul this contract without liability or, in its discretion, to deduct from

the contract price or consideration, or otherwise recover the full amount of the contingent fee.

(b) "Bona fide agency," as used in this clause, means an established commercial or selling agency (including licensed real estate agents or brokers), maintained by a Contractor for the purpose of securing business, that neither exerts nor proposes to exert improper influence to solicit or obtain Government contracts nor holds itself out as being able to obtain any Government contract or contracts through improper influence.

"Bona fide employee," as used in this clause, means a person, employed by a Contractor and subject to the Contractor's supervision and control as to time, place, and manner of performance, who neither exerts nor proposes to exert improper influence to solicit or obtain Government contracts nor holds out as being able to obtain any Government contract or contracts through improper influence.

"Contingent fee," as used in this clause, means any commission, percentage, brokerage, or other fee that is contingent upon the success that a person or concern has in securing a Government contract.

"Improper influence," as used in this clause, means any influence that induces or tends to induce a Government employee or officer to give consideration or to act regarding a Government contract on any basis other than the merits of the matter.

29. 52.203-7 ANTI-KICKBACK PROCEDURES (JUL 1995)

(Applicable to leases over $100,000 average net annual rental, including option periods.)

(a) *Definitions.*

"Kickback," as used in this clause, means any money, fee, commission, credit, gift, gratuity, thing of value, or compensation of any kind which is provided, directly or indirectly, to any prime Contractor, prime Contractor employee, subcontractor, or subcontractor employee for the purpose of improperly obtaining or rewarding favorable treatment in connection with a prime contract or in connection with a subcontract relating to a prime contract.

"Person," as used in this clause, means a corporation, partnership, business association of any kind, trust, joint-stock company, or individual.

"Prime contract," as used in this clause, means a contract or contractual action entered into by the United States for the purpose of obtaining supplies, materials, equipment, or services of any kind.

"Prime Contractor," as used in this clause, means a person who has entered into a prime contract with the United States.

"Prime Contractor employee," as used in this clause, means any officer, partner, employee, or agent of a prime Contractor.

"Subcontract," as used in this clause, means a contract or contractual action entered into by a prime Contractor or subcontractor for the purpose of obtaining supplies, materials, equipment, or services of any kind under a prime contract.

"Subcontractor," as used in this clause, (1) means any person, other than the prime Contractor, who offers to furnish or furnishes any supplies, materials, equipment, or services of any kind under a prime contract or a subcontract entered into in connection with such prime contract, and (2) includes any person who offers to furnish or furnishes general supplies to the prime Contractor or a higher tier subcontractor.

"Subcontractor employee," as used in this clause, means any officer, partner, employee, or agent of a subcontractor.

(b) The Anti-Kickback Act of 1986 (41 U.S.C. 51-58) (the Act), prohibits any person from—

(1) Providing or attempting to provide or offering to provide any kickback;

(2) Soliciting, accepting, or attempting to accept any kickback; or

(3) Including, directly or indirectly, the amount of any kickback in the contract price

charged by a prime Contractor to the United States or in the contract price charged by a subcontractor to a prime Contractor or higher tier subcontractor.

(c) (1) The Contractor shall have in place and follow reasonable procedures designed to prevent and detect possible violations described in paragraph (b) of this clause in its own operations and direct business relationships.

(2) When the Contractor has reasonable grounds to believe that a violation described in paragraph (b) of this clause may have occurred, the Contractor shall promptly report in writing the possible violation. Such reports shall be made to the inspector general of the contracting agency, the head of the contracting agency if the agency does not have an inspector general, or the Department of Justice.

(3) The Contractor shall cooperate fully with any Federal agency investigating a possible violation described in paragraph (b) of this clause.

(4) The Contracting Officer may (i) offset the amount of the kickback against any monies owed by the United States under the prime contract and/or (ii) direct that the Prime Contractor withhold from sums owed a subcontractor under the prime contract, the amount of the kickback. The Contracting Officer may order that monies withheld under subdivision (c)(4)(ii) of this clause be paid over to the Government unless the Government has already offset those monies under subdivision (c)(4)(i) of this clause. In either case, the Prime Contractor shall notify the Contracting Officer when the monies are withheld.

(5) The Contractor agrees to incorporate the substance of this clause, including paragraph (c)(5) but excepting paragraph (c)(1), in all subcontracts under this contract which exceed $100,000.

30. 52.223-6 DRUG-FREE WORKPLACE (MAY 2001)

(a) *Definitions*. As used in this clause—

"Controlled substance" means a controlled substance in schedules I through V of section 202 of the Controlled Substances Act (21 U.S.C. 812) and as further defined in regulation at 21 CFR 1308.11 - 1308.15.

"Conviction" means a finding of guilt (including a plea of *nolo contendere*) or imposition of sentence, or both, by any judicial body charged with the responsibility to determine violations of the Federal or State criminal drug statutes.

"Criminal drug statute" means a Federal or non-Federal criminal statute involving the manufacture, distribution, dispensing, possession, or use of any controlled substance.

"Drug-free workplace" means the site(s) for the performance of work done by the Contractor in connection with a specific contract where employees of the Contractor are prohibited from engaging in the unlawful manufacture, distribution, dispensing, possession, or use of a controlled substance.

"Employee" means an employee of a Contractor directly engaged in the performance of work under a Government contract. "Directly engaged" is defined to include all direct cost employees and any other Contractor employee who has other than a minimal impact or involvement in contract performance.

"Individual" means an Offeror/Contractor that has no more than one employee including the Offeror/Contractor.

(b) The Contractor, if other than an individual, shall—within 30 days after award (unless a longer period is agreed to in writing for contracts of 30 days or more performance duration), or as soon as possible for contracts of less than 30 days performance duration—

(1) Publish a statement notifying its employees that the unlawful manufacture, distribution, dispensing, possession, or use of a controlled substance is prohibited in the Contractor's workplace and specifying the actions that will be taken against employees for violations of such prohibition;

INITIALS: SS & WM
LESSOR GOVERNMENT

(2) Establish an ongoing drug-free awareness program to inform such employees about—
   (i) The dangers of drug abuse in the workplace;
   (ii) The Contractor's policy of maintaining a drug-free workplace;
   (iii) Any available drug counseling, rehabilitation, and employee assistance programs; and
   (iv) The penalties that may be imposed upon employees for drug abuse violations occurring in the workplace;

(3) Provide all employees engaged in performance of the contract with a copy of the statement required by paragraph (b)(1) of this clause;

(4) Notify such employees in writing in the statement required by paragraph (b)(1) of this clause that, as a condition of continued employment on this contract, the employee will—
   (i) Abide by the terms of the statement; and
   (ii) Notify the employer in writing of the employee's conviction under a criminal drug statute for a violation occurring in the workplace no later than 5 days after such conviction;

(5) Notify the Contracting Officer in writing within 10 days after receiving notice under subdivision (b)(4)(ii) of this clause, from an employee or otherwise receiving actual notice of such conviction. The notice shall include the position title of the employee;

(6) Within 30 days after receiving notice under subdivision (b)(4)(ii) of this clause of a conviction, take one of the following actions with respect to any employee who is convicted of a drug abuse violation occurring in the workplace:
   (i) Taking appropriate personnel action against such employee, up to and including termination; or
   (ii) Require such employee to satisfactorily participate in a drug abuse assistance or rehabilitation program approved for such purposes by a Federal, State, or local health, law enforcement, or other appropriate agency; and

(7) Make a good faith effort to maintain a drug-free workplace through implementation of paragraphs (b)(1) through (b)(6) of this clause.

(c) The Contractor, if an individual, agrees by award of the contract or acceptance of a purchase order, not to engage in the unlawful manufacture, distribution, dispensing, possession, or use of a controlled substance while performing this contract.

(d) In addition to other remedies available to the Government, the Contractor's failure to comply with the requirements of paragraph (b) or (c) of this clause may, pursuant to FAR 23.506, render the Contractor subject to suspension of contract payments, termination of the contract or default, and suspension or debarment.

31. 552.203-70 PRICE ADJUSTMENT FOR ILLEGAL OR IMPROPER ACTIVITY (SEP 1999)

(Applicable to leases over $100,000.)

(a) If the head of the contracting activity (HCA) or his or her designee determines that there was a violation of subsection 27(a) of the Office of Federal Procurement Policy Act, as amended (41 U.S.C. 423), as implemented in the Federal Acquisition Regulation, the Government, at its election, may—

(1) Reduce the monthly rental under this lease by 5 percent of the amount of the rental for each month of the remaining term of the lease, including any option periods, and recover 5 percent of the rental already paid;

(2) Reduce payments for alterations not included in monthly rental payments by 5 percent of the amount of the alterations agreement; or

(3) Reduce the payments for violations by a Lessor's subcontractor by an amount not to exceed the amount of profit or fee reflected in the subcontract at the time the subcontract was placed.

(b) Prior to making a determination as set forth above, the HCA or designee shall provide to the Lessor a written notice of the action being considered and the basis therefor. The Lessor shall have a period determined by the agency head or designee, but not less than

30 calendar days after receipt of such notice, to submit in person, in writing, or through a representative, information and argument in opposition to the proposed reduction. The agency head or designee may, upon good cause shown, determine to deduct less than the above amounts from payments.

(c) The rights and remedies of the Government specified herein are not exclusive, and are in addition to any other rights and remedies provided by law or under this lease.

32. 52.215-10 PRICE REDUCTION FOR DEFECTIVE COST OR PRICING DATA (OCT 1997)

(Applicable when cost or pricing data are required for work or services over $500,000.)

(a) If any price, including profit or fee, negotiated in connection with this contract, or any cost reimbursable under this contract, was increased by any significant amount because—

(1) The Contractor or a subcontractor furnished cost or pricing data that were not complete, accurate, and current as certified in its Certificate of Current Cost or Pricing Data;

(2) A subcontractor or prospective subcontractor fumished the Contractor cost or pricing data that were not complete, accurate, and current as certified in the Contractor's Certificate of Current Cost or Pricing Data; or

(3) Any of these parties furnished data of any description that were not accurate, the price or cost shall be reduced accordingly and the contract shall be modified to reflect the reduction.

(b) Any reduction in the contract price under paragraph (a) of this clause due to defective data from a prospective subcontractor that was not subsequently awarded the subcontract shall be limited to the amount, plus applicable overhead and profit markup, by which—

(1) The actual subcontract or

(2) The actual cost to the Contractor, if there was no subcontract, was less than the prospective subcontract cost estimate submitted by the Contractor; *provided*, that the actual subcontract price was not itself affected by defective cost or pricing data.

(c) (1) If the Contracting Officer determines under paragraph (a) of this clause that a price or cost reduction should be made, the Contractor agrees not to raise the following matters as a defense:

(i) The Contractor or subcontractor was a sole source supplier or otherwise was in a superior bargaining position and thus the price of the contract would not have been modified even if accurate, complete, and current cost or pricing data had been submitted.

(ii) The Contracting Officer should have known that the cost or pricing data in issue were defective even though the Contractor or subcontractor took no affirmative action to bring the character of the data to the attention of the Contracting Officer.

(iii) The contract was based on an agreement about the total cost of the contract and there was no agreement about the cost of each item procured under the contract.

(iv) The Contractor or subcontractor did not submit a Certificate of Current Cost or Pricing Data.

(2) (i) Except as prohibited by subdivision (c)(2)(ii) of this clause, an offset in an amount determined appropriate by the Contracting Officer based upon the facts shall be allowed against the amount of a contract price reduction if—

(A) The Contractor certifies to the Contracting Officer that, to the best of the Contractor's knowledge and belief, the Contractor is entitled to the offset in the amount requested; and

(B) The Contractor proves that the cost or pricing data were available before the "as of" date specified on its Certificate of Current Cost or Pricing Data, and that the data were not submitted before such date.

(ii) An offset shall not be allowed if—

(A) The understated data were known by the Contractor to be understated before the "as of" date specified on its Certificate of Current Cost or Pricing Data; or

(B) The Government proves that the facts demonstrate that the contract price would not have increased in the amount to be offset even if the

available data had been submitted before the "as of" date specified on its Certificate of Current Cost or Pricing Data.

(d) If any reduction in the contract price under this clause reduces the price of items for which payment was made prior to the date of the modification reflecting the price reduction, the Contractor shall be liable to and shall pay the United States at the time such overpayment is repaid—

(1) Simple interest on the amount of such overpayment to be computed from the date(s) of overpayment to the Contractor to the date the Government is repaid by the Contractor at the applicable underpayment rate effective for each quarter prescribed by the Secretary of the Treasury under 26 U.S.C. 6621(a)(2); and

(2) A penalty equal to the amount of the overpayment, if the Contractor or subcontractor knowingly submitted cost or pricing data that were incomplete, inaccurate, or noncurrent.

33. 552.270-13 PROPOSALS FOR ADJUSTMENT (SEP 1999)

(a) The Contracting Officer may, from time to time during the term of this lease, require changes to be made in the work or services to be performed and in the terms or conditions of this lease. Such changes will be required under the Changes clause.

(b) If the Contracting Officer makes a change within the general scope of the lease, the Lessor shall submit, in a timely manner, an itemized cost proposal for the work to be accomplished or services to be performed when the cost exceeds $100,000. The proposal, including all subcontractor work, will contain at least the following detail—

(1) Material quantities and unit costs;

(2) Labor costs (identified with specific item or material to be placed or operation to be performed;

(3) Equipment costs;

(4) Worker's compensation and public liability insurance;

(5) Overhead;

(6) Profit; and

(7) Employment taxes under FICA and FUTA.

(c) The following Federal Acquisition Regulation (FAR) provisions also apply to all proposals exceeding $500,000 in cost—

(1) The Lessor shall provide cost or pricing data including subcontractor cost or pricing data (48 CFR 15.403-4) and

(2) The Lessor's representative, all Contractors, and subcontractors whose portion of the work exceeds $500,000 must sign and return the "Certificate of Current Cost or Pricing Data" (48 CFR 15.406-2).

(d) Lessors shall also refer to 48 CFR Part 31, Contract Cost Principles, for information on which costs are allowable, reasonable, and allocable in Government work.

34. 552.270-14 CHANGES (SEP 1999) (VARIATION)

(a) The Contracting Officer may at any time, by written order, make changes within the general scope of this lease in any one or more of the following:

(1) Specifications (including drawings and designs);

(2) Work or services;

(3) Facilities or space layout; or

(4) Amount of space, provided the Lessor consents to the change.

(b) If any such change causes an increase or decrease in Lessor's cost of or the time required for performance under this lease, whether or not changed by the order, the Contracting Officer shall modify this lease to provide for one or more of the following:

(1) A modification of the delivery date;

(2) An equitable adjustment in the rental rate;

(3) A lump sum equitable adjustment; or

(4) An equitable adjustment of the annual operating costs per ANSI/BOMA Office Area square foot specified in this lease.

(c) The Lessor shall assert its right to an adjustment under this clause within 30 days from the date of receipt of the change order and shall submit a proposal for adjustment. Failure to agree to any adjustment shall be a dispute under the Disputes clause. However, nothing in this clause shall excuse the Lessor from proceeding with the change as directed.

(d) Absent such written change order, the Government shall not be liable to Lessor under this clause.

35. 552.215-70 EXAMINATION OF RECORDS BY GSA (FEB 1996)

The Contractor agrees that the Administrator of General Services or any duly authorized representative shall, until the expiration of 3 years after final payment under this contract, or of the time periods for the particular records specified in Subpart 4.7 of the Federal Acquisition Regulation (48 CFR 4.7), whichever expires earlier, have access to and the right to examine any books, documents, papers, and records of the Contractor involving transactions related to this contract or compliance with any clauses thereunder. The Contractor further agrees to include in all its subcontracts hereunder a provision to the effect that the subcontractor agrees that the Administrator of General Services or any duly authorized representatives shall, until the expiration of 3 years after final payment under the subcontract, or of the time periods for the particular records specified in Subpart 4.7 of the Federal Acquisition Regulation (48 CFR 4.7), whichever expires earlier, have access to and the right to examine any books, documents, papers, and records of such subcontractor involving transactions related to the subcontract or compliance with any clauses thereunder. The term "subcontract" as used in this clause excludes (a) purchase orders not exceeding $100,000 and (b) subcontracts or purchase orders for public utility services at rates established for uniform applicability to the general public.

36. 52.215-2 AUDIT AND RECORDS—NEGOTIATION (JUN 1999)

(a) As used in this clause, "records" includes books, documents, accounting procedures and practices, and other data, regardless of type and regardless of whether such items are in written form, in the form of computer data, or in any other form.

(b) *Examination of costs.* If this is a cost-reimbursement, incentive, time-and-materials, labor-hour, or price redeterminable contract, or any combination of these, the Contractor shall maintain and the Contracting Officer, or an authorized representative of the Contracting Officer, shall have the right to examine and audit all records and other evidence sufficient to reflect properly all costs claimed to have been incurred or anticipated to be incurred directly or indirectly in performance of this contract. This right of examination shall include inspection at all reasonable times of the Contractor's plants, or parts of them, engaged in performing the contract.

(c) *Cost or pricing data.* If the Contractor has been required to submit cost or pricing data in connection with any pricing action relating to this contract, the Contracting Officer, or an authorized representative of the Contracting Officer, in order to evaluate the accuracy, completeness, and currency of the cost or pricing data, shall have the right to examine and audit all of the Contractor's records, including computations and projections, related to—

(1) The proposal for the contract, subcontract, or modification;

(2) The discussions conducted on the proposal(s), including those related to negotiating;

(3) Pricing of the contract, subcontract, or modification; or

(4) Performance of the contract, subcontract or modification.

(d) *Comptroller General.*

(1) The Comptroller General of the United States, or an authorized representative, shall have access to and the right to examine any of the Contractor's directly pertinent records involving transactions related to this contract or a subcontract hereunder.

(2) This paragraph may not be construed to require the Contractor or subcontractor to create or maintain any record that the Contractor or subcontractor does not maintain in the ordinary course of business or pursuant to a provision of law.

(e) *Reports.* If the Contractor is required to furnish cost, funding, or performance reports, the Contracting Officer or an authorized representative of the Contracting Officer shall have the right to examine and audit the supporting records and materials, for the purpose of evaluating—

(1) The effectiveness of the Contractor's policies and procedures to produce data compatible with the objectives of these reports; and

(2) The data reported.

(f) *Availability.* The Contractor shall make available at its office at all reasonable times the records, materials, and other evidence described in paragraphs (a), (b), (c), (d), and (e) of this clause, for examination, audit, or reproduction, until 3 years after final payment under this contract or for any shorter period specified in Subpart 4.7, Contractor Records Retention, of the Federal Acquisition Regulation (FAR), or for any longer period required by statute or by other clauses of this contract. In addition—

(1) If this contract is completely or partially terminated, the Contractor shall make available the records relating to the work terminated until 3 years after any resulting final termination settlement; and

(2) The Contractor shall make available records relating to appeals under the Disputes clause or to litigation or the settlement of claims arising under or relating to this contract until such appeals, litigation, or claims are finally resolved.

(g) The Contractor shall insert a clause containing all the terms of this clause, including this paragraph (g), in all subcontracts under this contract that exceed the simplified acquisition threshold, and—

(1) That are cost-reimbursement, incentive, time-and-materials, labor-hour, or price-redeterminable type or any combination of these;

(2) For which cost or pricing data are required; or

(3) That require the subcontractor to furnish reports as discussed in paragraph (e) of this clause.

The clause may be altered only as necessary to identify properly the contracting parties and the Contracting Officer under the Government prime contract.

37. 52.233-1 DISPUTES (JUL 2002)

(a) This contract is subject to the Contract Disputes Act of 1978, as amended (41 U.S.C. 601-613).

(b) Except as provided in the Act, all disputes arising under or relating to this contract shall be resolved under this clause.

(c) "Claim," as used in this clause, means a written demand or written assertion by one of the contracting parties seeking, as a matter of right, the payment of money in a sum certain, the adjustment or interpretation of contract terms, or other relief arising under or relating to this contract. However, a written demand or written assertion by the Contractor seeking the payment of money exceeding $100,000 is not a claim under the Act until certified. A voucher, invoice, or other routine request for payment that is not in dispute when submitted

is not a claim under the Act. The submission may be converted to a claim under the Act, by complying with the submission and certification requirements of this clause, if it is disputed either as to liability or amount or is not acted upon in a reasonable time.

(d) (1) A claim by the Contractor shall be made in writing and, unless otherwise stated in this contract, submitted within 6 years after accrual of the claim to the Contracting Officer for a written decision. A claim by the Government against the Contractor shall be subject to a written decision by the Contracting Officer.

(2) (i) The Contractor shall provide the certification specified in paragraph (d)(2)(iii) of this clause when submitting any claim exceeding $100,000.
(ii) The certification requirement does not apply to issues in controversy that have not been submitted as all or part of a claim.
(iii) The certification shall state as follows: "I certify that the claim is made in good faith; that the supporting data are accurate and complete to the best of my knowledge and belief; that the amount requested accurately reflects the contract adjustment for which the Contractor believes the Government is liable; and that I am duly authorized to certify the claim on behalf of the Contractor."

(3) The certification may be executed by any person duly authorized to bind the Contractor with respect to the claim.

(e) For Contractor claims of $100,000 or less, the Contracting Officer must, if requested in writing by the Contractor, render a decision within 60 days of the request. For Contractor-certified claims over $100,000, the Contracting Officer must, within 60 days, decide the claim or notify the Contractor of the date by which the decision will be made.

(f) The Contracting Officer's decision shall be final unless the Contractor appeals or files a suit as provided in the Act.

(g) If the claim by the Contractor is submitted to the Contracting Officer or a claim by the Government is presented to the Contractor, the parties, by mutual consent, may agree to use alternative dispute resolution (ADR). If the Contractor refuses an offer for ADR, the Contractor shall inform the Contracting Officer, in writing, of the Contractor's specific reasons for rejecting the offer.

(h) The Government shall pay interest on the amount found due and unpaid from (1) the date that the Contracting Officer receives the claim (certified, if required); or (2) the date that payment otherwise would be due, if that date is later, until the date of payment. With regard to claims having defective certifications, as defined in FAR 33.201, interest shall be paid from the date that the Contracting Officer initially receives the claim. Simple interest on claims shall be paid at the rate, fixed by the Secretary of the Treasury as provided in the Act, which is applicable to the period during which the Contracting Officer receives the claim and then at the rate applicable for each 6-month period as fixed by the Treasury Secretary during the pendency of the claim.

(i) The Contractor shall proceed diligently with performance of this contract, pending final resolution of any request for relief, claim, appeal, or action arising under the contract, and comply with any decision of the Contracting Officer.

38. 52.222-26 EQUAL OPPORTUNITY (APR 2002)

(Applicable to leases over $10,000.)

(a) *Definition*. "United States," as used in this clause, means the 50 States, the District of Columbia, Puerto Rico, the Northern Mariana Islands, American Samoa, Guam, the U.S. Virgin Islands, and Wake Island.

(b) If, during any 12-month period (including the 12 months preceding the award of this contract), the Contractor has been or is awarded nonexempt Federal contracts and/or subcontracts that have an aggregate value in excess of $10,000, the Contractor shall comply with paragraphs (b)(1) through (b)(11) of this clause, except for work performed outside the United States by employees who were not recruited within the United States. Upon request, the Contractor shall provide information necessary to determine the applicability of this clause.

(1) The Contractor shall not discriminate against any employee or applicant for employment because of race, color, religion, sex, or national origin. However, it shall

not be a violation of this clause for the Contractor to extend a publicly announced preference in employment to Indians living on or near an Indian reservation, in connection with employment opportunities on or near an Indian reservation, as permitted by 41 CFR 60-1.5.

(2) The Contractor shall take affirmative action to ensure that applicants are employed, and that employees are treated during employment, without regard to their race, color, religion, sex, or national origin. This shall include, but not be limited to—
   (i) Employment;
   (ii) Upgrading;
   (iii) Demotion;
   (iv) Transfer;
   (v) Recruitment or recruitment advertising;
   (vi) Layoff or termination;
   (vii) Rates of pay or other forms of compensation; and
   (viii) Selection for training, including apprenticeship.

(3) The Contractor shall post in conspicuous places available to employees and applicants for employment the notices to be provided by the Contracting Officer that explain this clause.

(4) The Contractor shall, in all solicitations or advertisements for employees placed by or on behalf of the Contractor, state that all qualified applicants will receive consideration for employment without regard to race, color, religion, sex, or national origin.

(5) The Contractor shall send, to each labor union or representative of workers with which it has a collective bargaining agreement or other contract or understanding, the notice to be provided by the Contracting Officer advising the labor union or workers' representative of the Contractor's commitments under this clause, and post copies of the notice in conspicuous places available to employees and applicants for employment.

(6) The Contractor shall comply with Executive Order 11246, as amended, and the rules, regulations, and orders of the Secretary of Labor.

(7) The Contractor shall furnish to the contracting agency all information required by Executive Order 11246, as amended, and by the rules, regulations, and orders of the Secretary of Labor. The Contractor shall also file Standard Form 100, (EEO-1), or any successor form, as prescribed in 41 CFR part 60-1. Unless the Contractor has filed within the 12 months preceding the date of contract award, the Contractor shall, within 30 days after contract award, apply to either the regional Office of Federal Contract Compliance Programs (OFCCP) or the local office of the Equal Employment Opportunity Commission for the necessary forms.

(8) The Contractor shall permit access to its premises, during normal business hours, by the contracting agency or the OFCCP for the purpose of conducting on-site compliance evaluations and complaint investigations. The Contractor shall permit the Government to inspect and copy any books, accounts, records (including computerized records), and other material that may be relevant to the matter under investigation and pertinent to compliance with Executive Order 11246, as amended, and rules and regulations that implement the Executive Order.

(9) If the OFCCP determines that the Contractor is not in compliance with this clause or any rule, regulation, or order of the Secretary of Labor, this contract may be canceled, terminated, or suspended in whole or in part and the Contractor may be declared ineligible for further Government contracts, under the procedures authorized in Executive Order 11246, as amended. In addition, sanctions may be imposed and remedies invoked against the Contractor as provided in Executive Order 11246, as amended; in the rules, regulations, and orders of the Secretary of Labor; or as otherwise provided by law.

(10) The Contractor shall include the terms and conditions of paragraphs (b)(1) through (11) of this clause in every subcontract or purchase order that is not exempted by the rules, regulations, or orders of the Secretary of Labor issued under Executive Order 11246, as amended, so that these terms and conditions will be binding upon each subcontractor or vendor.

(11) The Contractor shall take such action with respect to any subcontract or purchase

order as the Contracting Officer may direct as a means of enforcing these terms and conditions, including sanctions for noncompliance, provided, that if the Contractor becomes involved in, or is threatened with, litigation with a subcontractor or vendor as a result of any direction, the Contractor may request the United States to enter into the litigation to protect the interests of the United States.

(c) Notwithstanding any other clause in this contract, disputes relative to this clause will be governed by the procedures in 41 CFR 60-1.1.

39. 52.222-24 PREAWARD ON-SITE EQUAL OPPORTUNITY COMPLIANCE EVALUATION (FEB 1999)

(Applicable to leases over $10,000,000.)

If a contract in the amount of $10 million or more will result from this solicitation, the prospective Contractor and its known first-tier subcontractors with anticipated subcontracts of $10 million or more shall be subject to a preaward compliance evaluation by the Office of Federal Contract Compliance Programs (OFCCP), unless, within the preceding 24 months, OFCCP has conducted an evaluation and found the prospective Contractor and subcontractors to be in compliance with Executive Order 11246.

40. 52.222-21 PROHIBITION OF SEGREGATED FACILITIES (FEB 1999)

(Applicable to leases over $10,000.)

(a) "Segregated facilities," as used in this clause, means any waiting rooms, work areas, rest rooms and wash rooms, restaurants and other eating areas, time clocks, locker rooms and other storage or dressing areas, parking lots, drinking fountains, recreation or entertainment areas, transportation, and housing facilities provided for employees, that are segregated by explicit directive or are in fact segregated on the basis of race, color, religion, sex, or national origin because of written or oral policies or employee custom. The term does not include separate or single-user rest rooms or necessary dressing or sleeping areas provided to assure privacy between the sexes.

(b) The Contractor agrees that it does not and will not maintain or provide for its employees any segregated facilities at any of its establishments, and that it does not and will not permit its employees to perform their services at any location under its control where segregated facilities are maintained. The Contractor agrees that a breach of this clause is a violation of the Equal Opportunity clause in this contract.

(c) The Contractor shall include this clause in every subcontract and purchase order that is subject to the Equal Opportunity clause of this contract.

41. 52.222-35 EQUAL OPPORTUNITY FOR SPECIAL DISABLED VETERANS, VETERANS OF THE VIETNAM ERA, AND OTHER ELIGIBLE VETERANS (DEC 2001)

(Applicable to leases over $25,000.)

(a) *Definitions*. As used in this clause—

"All employment openings" means all positions except executive and top management, those positions that will be filled from within the Contractor's organization, and positions lasting 3 days or less. This term includes full-time employment, temporary employment of more than 3 days duration, and part-time employment.

"Executive and top management" means any employee—

(1) Whose primary duty consists of the management of the enterprise in which the individual is employed or of a customarily recognized department or subdivision thereof;

(2) Who customarily and regularly directs the work of two or more other employees;

(3) Who has the authority to hire or fire other employees or whose suggestions and recommendations as to the hiring or firing and as to the advancement and promotion or any other change of status of other employees will be given particular weight;

(4) Who customarily and regularly exercises discretionary powers; and

(5) Who does not devote more than 20 percent or, in the case of an employee of a retail or service establishment, who does not devote more than 40 percent of total hours of work in the work week to activities that are not directly and closely related to the performance of the work described in paragraphs (1) through (4) of this definition. This paragraph (5) does not apply in the case of an employee who is in sole charge of an establishment or a physically separated branch establishment, or who owns at least a 20 percent interest in the enterprise in which the individual is employed.

"Other eligible veteran" means any other veteran who served on active duty during a war or in a campaign or expedition for which a campaign badge has been authorized.

"Positions that will be filled from within the Contractor's organization" means employment openings for which the Contractor will give no consideration to persons outside the Contractor's organization (including any affiliates, subsidiaries, and parent companies) and includes any openings the Contractor proposes to fill from regularly established "recall" lists. The exception does not apply to a particular opening once an employer decides to consider applicants outside of its organization.

"Qualified special disabled veteran" means a special disabled veteran who satisfies the requisite skill, experience, education, and other job-related requirements of the employment position such veteran holds or desires, and who, with or without reasonable accommodation, can perform the essential functions of such position.

"Special disabled veteran" means—

(1) A veteran who is entitled to compensation (or who but for the receipt of military retired pay would be entitled to compensation) under laws administered by the Department of Veterans Affairs for a disability—
  (i) Rated at 30 percent or more; or
  (ii) Rated at 10 or 20 percent in the case of a veteran who has been determined under 38 U.S.C. 3106 to have a serious employment handicap (i.e., a significant impairment of the veteran's ability to prepare for, obtain, or retain employment consistent with the veteran's abilities, aptitudes, and interests); or

(2) A person who was discharged or released from active duty because of a service-connected disability.

"Veteran of the Vietnam era" means a person who—

(1) Served on active duty for a period of more than 180 days and was discharged or released from active duty with other than a dishonorable discharge, if any part of such active duty occurred—
  (i) In the Republic of Vietnam between February 28, 1961, and May 7, 1975; or
  (ii) Between August 5, 1964, and May 7, 1975, in all other cases; or

(2) Was discharged or released from active duty for a service-connected disability if any part of the active duty was performed—
  (i) In the Republic of Vietnam between February 28, 1961, and May 7, 1975; or
  (ii) Between August 5, 1964, and May 7, 1975, in all other cases.

(b) *General.*

(1) The Contractor shall not discriminate against the individual because the individual is a special disabled veteran, a veteran of the Vietnam era, or other eligible veteran, regarding any position for which the employee or applicant for employment is qualified. The Contractor shall take affirmative action to employ, advance in employment, and otherwise treat qualified special disabled veterans, veterans of the Vietnam era, and other eligible veterans without discrimination based upon their disability or veterans' status in all employment practices such as—
  (i) Recruitment, advertising, and job application procedures;
  (ii) Hiring, upgrading, promotion, award of tenure, demotion, transfer, layoff, termination, right of return from layoff and rehiring;
  (iii) Rate of pay or any other form of compensation and changes in compensation;
  (iv) Job assignments, job classifications, organizational structures, position descriptions, lines of progression, and seniority lists;
  (v) Leaves of absence, sick leave, or any other leave;
  (vi) Fringe benefits available by virtue of employment, whether or not administered by the Contractor;
  (vii) Selection and financial support for training, including apprenticeship, and on-the-job training under 38 U.S.C. 3687, professional meetings, conferences, and

other related activities, and selection for leaves of absence to pursue training;
(viii) Activities sponsored by the Contractor including social or recreational programs; and
(ix) Any other term, condition, or privilege of employment.

(2) The Contractor shall comply with the rules, regulations, and relevant orders of the Secretary of Labor issued under the Vietnam Era Veterans' Readjustment Assistance Act of 1972 (the Act), as amended (38 U.S.C. 4211 and 4212).

(c) *Listing openings.*

(1) The Contractor shall immediately list all employment openings that exist at the time of the execution of this contract and those which occur during the performance of this contract, including those not generated by this contract, and including those occurring at an establishment of the Contractor other than the one where the contract is being performed, but excluding those of independently operated corporate affiliates, at an appropriate local public employment service office of the State wherein the opening occurs. Listing employment openings with the U.S. Department of Labor's America's Job Bank shall satisfy the requirement to list jobs with the local employment service office.

(2) The Contractor shall make the listing of employment openings with the local employment service office at least concurrently with using any other recruitment source or effort and shall involve the normal obligations of placing a bona fide job order, including accepting referrals of veterans and nonveterans. This listing of employment openings does not require hiring any particular job applicant or hiring from any particular group of job applicants and is not intended to relieve the Contractor from any requirements of Executive orders or regulations concerning nondiscrimination in employment.

(3) Whenever the Contractor becomes contractually bound to the listing terms of this clause, it shall advise the State public employment agency in each State where it has establishments of the name and location of each hiring location in the State. As long as the Contractor is contractually bound to these terms and has so advised the State agency, it need not advise the State agency of subsequent contracts. The Contractor may advise the State agency when it is no longer bound by this contract clause.

(d) *Applicability.* This clause does not apply to the listing of employment openings that occur and are filled outside the 50 States, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, American Samoa, Guam, the Virgin Islands of the United States, and Wake Island.

(e) *Postings.*

(1) The Contractor shall post employment notices in conspicuous places that are available to employees and applicants for employment.

(2) The employment notices shall—
(i) State the rights of applicants and employees as well as the Contractor's obligation under the law to take affirmative action to employ and advance in employment qualified employees and applicants who are special disabled veterans, veterans of the Vietnam era, and other eligible veterans; and
(ii) Be in a form prescribed by the Deputy Assistant Secretary for Federal Contract Compliance Programs, Department of Labor (Deputy Assistant Secretary of Labor), and provided by or through the Contracting Officer.

(3) The Contractor shall ensure that applicants or employees who are special disabled veterans are informed of the contents of the notice (e.g., the Contractor may have the notice read to a visually disabled veteran, or may lower the posted notice so that it can be read by a person in a wheelchair).

(4) The Contractor shall notify each labor union or representative of workers with which it has a collective bargaining agreement, or other contract understanding, that the Contractor is bound by the terms of the Act and is committed to take affirmative action to employ, and advance in employment, qualified special disabled veterans, veterans of the Vietnam era, and other eligible veterans.

(f) *Noncompliance.* If the Contractor does not comply with the requirements of this clause, the Government may take appropriate actions under the rules, regulations, and relevant orders of the Secretary of Labor issued pursuant to the Act.

(g) *Subcontracts.* The Contractor shall insert the terms of this clause in all subcontracts or purchase orders of $25,000 or more unless exempted by rules, regulations, or orders of the Secretary of Labor. The Contractor shall act as specified by the Deputy Assistant Secretary of Labor to enforce the terms, including action for noncompliance.

42. 52.222-36 AFFIRMATIVE ACTION FOR WORKERS WITH DISABILITIES (JUN 1998)

(Applicable to leases over $10,000.)

(a) *General.*

(1) Regarding any position for which the employee or applicant for employment is qualified, the Contractor shall not discriminate against any employee or applicant because of physical or mental disability. The Contractor agrees to take affirmative action to employ, advance in employment and otherwise treat qualified individuals with disabilities without discrimination based upon their physical or mental disability in all employment practices such as—

(i) Recruitment, advertising, and job application procedures;
(ii) Hiring, upgrading, promotion, award of tenure, demotion, transfer, layoff, termination, right of return from layoff, and rehiring;
(iii) Rates of pay or any other form of compensation and changes in compensation;
(iv) Job assignments, job classifications, organizational structures, position descriptions, lines of progression, and seniority lists;
(v) Leaves of absence, sick leave, or any other leave;
(vi) Fringe benefits available by virtue of employment, whether or not administered by the Contractor;
(vii) Selection and financial support for training, including apprenticeships, professional meetings, conferences, and other related activities, and selection for leaves of absence to pursue training;
(viii) Activities sponsored by the Contractor, including social or recreational programs; and
(ix) Any other term, condition, or privilege of employment.

(2) The Contractor agrees to comply with the rules, regulations, and relevant orders of the Secretary of Labor (Secretary) issued under the Rehabilitation Act of 1973 (29 U.S.C. 793) (the Act), as amended.

(b) *Postings.*

(1) The Contractor agrees to post employment notices stating—
(i) the Contractor's obligation under the law to take affirmative action to employ and advance in employment qualified individuals with disabilities and
(ii) the rights of applicants and employees.

(2) These notices shall be posted in conspicuous places that are available to employees and applicants for employment. The Contractor shall ensure that applicants and employees with disabilities are informed of the contents of the notice (e.g., the Contractor may have the notice read to a visually disabled individual, or may lower the posted notice so that it might be read by a person in a wheelchair). The notices shall be in a form prescribed by the Deputy Assistant Secretary for Federal Contract Compliance of the U.S. Department of Labor (Deputy Assistant Secretary) and shall be provided by or through the Contracting Officer.

(3) The Contractor shall notify each labor union or representative of workers with which it has a collective bargaining agreement or other contract understanding, that the Contractor is bound by the terms of Section 503 of the Act and is committed to take affirmative action to employ, and advance in employment, qualified individuals with physical or mental disabilities.

(c) *Noncompliance.* If the Contractor does not comply with the requirements of this clause, appropriate actions may be taken under the rules, regulations, and relevant orders of the Secretary issued pursuant to the Act.

(d) *Subcontracts*. The Contractor shall include the terms of this clause in every subcontract or purchase order in excess of $10,000 unless exempted by rules, regulations, or orders of the Secretary. The Contractor shall act as specified by the Deputy Assistant Secretary to enforce the terms, including action for noncompliance.

43. 52.222-37 EMPLOYMENT REPORTS ON SPECIAL DISABLED VETERANS, VETERANS OF THE VIETNAM ERA, AND OTHER ELIGIBLE VETERANS (DEC 2001)

(Applicable to leases over $25,000.)

(a) Unless the Contractor is a State or local government agency, the Contractor shall report at least annually, as required by the Secretary of Labor, on—

(1) The number of special disabled veterans, the number of veterans of the Vietnam era, and other eligible veterans in the workforce of the Contractor by job category and hiring location; and

(2) The total number of new employees hired during the period covered by the report, and of the total, the number of special disabled veterans, the number of veterans of the Vietnam era, and the number of other eligible veterans; and

(3) The maximum number and the minimum number of employees of the Contractor during the period covered by the report.

(b) The Contractor shall report the above items by completing the Form VETS-100, entitled "Federal Contractor Veterans' Employment Report (VETS-100 Report)."

(c) The Contractor shall submit VETS-100 Reports no later than September 30 of each year beginning September 30, 1988.

(d) The employment activity report required by paragraph (a)(2) of this clause shall reflect total hires during the most recent 12-month period as of the ending date selected for the employment profile report required by paragraph (a)(1) of this clause. Contractors may select an ending date—

(1) As of the end of any pay period between July 1 and August 31 of the year the report is due; or

(2) As of December 31, if the Contractor has prior written approval from the Equal Employment Opportunity Commission to do so for purposes of submitting the Employer Information Report EEO-1 (Standard Form 100).

(e) The Contractor shall base the count of veterans reported according to paragraph (a) of this clause on voluntary disclosure. Each Contractor subject to the reporting requirements at 38 U.S.C. 4212 shall invite all special disabled veterans, veterans of the Vietnam era, and other eligible veterans who wish to benefit under the affirmative action program at 38 U.S.C. 4212 to identify themselves to the Contractor. The invitation shall state that—

(1) The information is voluntarily provided;

(2) The information will be kept confidential;

(3) Disclosure or refusal to provide the information will not subject the applicant or employee to any adverse treatment; and

(4) The information will be used only in accordance with the regulations promulgated under 38 U.S.C. 4212.

(f) The Contractor shall insert the terms of this clause in all subcontracts or purchase orders of $25,000 or more unless exempted by rules, regulations, or orders of the Secretary of Labor.

44. 52.209-6 PROTECTING THE GOVERNMENT'S INTEREST WHEN SUBCONTRACTING WITH CONTRACTORS DEBARRED, SUSPENDED, OR PROPOSED FOR DEBARMENT (JAN 2005)

(Applicable to leases over $25,000.)

(a) The Government suspends or debars Contractors to protect the Government's interests. The Contractor shall not enter into any subcontract in excess of $25,000 with a Contractor that is debarred, suspended, or proposed for debarment unless there is a compelling reason to do so.

(b) The Contractor shall require each proposed first-tier subcontractor, whose subcontract will exceed $25,000, to disclose to the Contractor, in writing, whether as of the time of award of the subcontract, the subcontractor, or its principals, is or is not debarred, suspended, or proposed for debarment by the Federal Government

(c) A corporate officer or a designee of the Contractor shall notify the Contracting Officer, in writing, before entering into a subcontract with a party that is debarred, suspended, or proposed for debarment (see FAR 9.404 for information on the Excluded Parties List System). The notice must include the following:

(1) The name of the subcontractor.

(2) The Contractor's knowledge of the reasons for the subcontractor being in the Excluded Parties List System.

(3) The compelling reason(s) for doing business with the subcontractor notwithstanding its inclusion in the Excluded Parties List System.

(4) The systems and procedures the Contractor has established to ensure that it is fully protecting the Government's interests when dealing with such subcontractor in view of the specific basis for the party's debarment, suspension, or proposed debarment.

45. 52.215-12 SUBCONTRACTOR COST OR PRICING DATA (OCT 1997)

(Applicable when the clause at FAR 52.215-10 is applicable.)

(a) Before awarding any subcontract expected to exceed the threshold for submission of cost or pricing data at FAR 15.403-4, on the date of agreement on price or the date of award, whichever is later; or before pricing any subcontract modification involving a pricing adjustment expected to exceed the threshold for submission of cost or pricing data at FAR 15.403-4, the Contractor shall require the subcontractor to submit cost or pricing data (actually or by specific identification in writing), unless an exception under FAR 15.403-1 applies.

(b) The Contractor shall require the subcontractor to certify in substantially the form prescribed in FAR 15.406-2 that, to the best of its knowledge and belief, the data submitted under paragraph (a) of this clause were accurate, complete, and current as of the date of agreement on the negotiated price of the subcontract or subcontract modification.

(c) In each subcontract that exceeds the threshold for submission of cost or pricing data at FAR 15.403-4, when entered into, the Contractor shall insert either—

(1) The substance of this clause, including this paragraph (c), if paragraph (a) of this clause requires submission of cost or pricing data for the subcontract; or

(2) The substance of the clause at FAR 52.215-13, Subcontractor Cost or Pricing Data—Modifications.

46. 52.219-8 UTILIZATION OF SMALL BUSINESS CONCERNS (MAY 2004)

(Applicable to leases over $100,000 average net annual rental, including option periods.)

(a) It is the policy of the United States that small business concerns, veteran-owned small business concerns, service-disabled veteran-owned small business concerns, HUBZone small business concerns, small disadvantaged business concerns, and women-owned small business concerns shall have the maximum practicable opportunity to participate in performing contracts let by any Federal agency, including contracts and subcontracts for subsystems, assemblies, components, and related services for major systems. It is further

the policy of the United States that its prime contractors establish procedures to ensure the timely payment of amounts due pursuant to the terms of their subcontracts with small business concerns, veteran-owned small business concerns, service-disabled veteran-owned small business concerns, HUBZone small business concerns, small disadvantaged business concerns, and women-owned small business concerns.

(b) The Contractor hereby agrees to carry out this policy in the awarding of subcontracts to the fullest extent consistent with efficient contract performance. The Contractor further agrees to cooperate in any studies or surveys as may be conducted by the United States Small Business Administration or the awarding agency of the United States as may be necessary to determine the extent of the Contractor's compliance with this clause.

(c) *Definitions*. As used in this contract—

"HUBZone small business concern" means a small business concern that appears on the List of Qualified HUBZone Small Business Concerns maintained by the Small Business Administration.

"Service-disabled veteran-owned small business concern"—

(1) Means a small business concern—
 (i) Not less than 51 percent of which is owned by one or more service-disabled veterans or, in the case of any publicly owned business, not less than 51 percent of the stock of which is owned by one or more service-disabled veterans; and
 (ii) The management and daily business operations of which are controlled by one or more service-disabled veterans or, in the case of a service-disabled veteran with permanent and severe disability, the spouse or permanent caregiver of such veteran.

(2) Service-disabled veteran means a veteran, as defined in 38 U.S.C. 101(2), with a disability that is service-connected, as defined in 38 U.S.C. 101(16).

"Small business concern" means a small business as defined pursuant to Section 3 of the Small Business Act and relevant regulations promulgated pursuant thereto.

"Small disadvantaged business concern" means a small business concern that represents, as part of its offer that—

(1) It has received certification as a small disadvantaged business concern consistent with 13 CFR part 124, Subpart B;

(2) No material change in disadvantaged ownership and control has occurred since its certification;

(3) Where the concern is owned by one or more individuals, the net worth of each individual upon whom the certification is based does not exceed $750,000 after taking into account the applicable exclusions set forth at 13 CFR 124.104(c)(2); and

(4) It is identified, on the date of its representation, as a certified small disadvantaged business in the database maintained by the Small Business Administration (PRO-Net).

"Veteran-owned small business concern" means a small business concern—

(1) Not less than 51 percent of which is owned by one or more veterans (as defined at 38 U.S.C. 101(2)) or, in the case of any publicly owned business, not less than 51 percent of the stock of which is owned by one or more veterans; and

(2) The management and daily business operations of which are controlled by one or more veterans.

"Women-owned small business concern" means a small business concern—

(1) That is at least 51 percent owned by one or more women, or, in the case of any publicly owned business, at least 51 percent of the stock of which is owned by one or more women; and

(2) Whose management and daily business operations are controlled by one or more women.

(d) Contractors acting in good faith may rely on written representations by their subcontractors regarding their status as a small business concern, a veteran-owned small business concern, a service-disabled veteran-owned small business concern, a HUBZone small business concern, a small disadvantaged business concern, or a women-owned small business concern.

47. 52.219-9 SMALL BUSINESS SUBCONTRACTING PLAN (JUL 2005)

(Applicable to leases over $500,000.)

(a) This clause does not apply to small business concerns.

(b) *Definitions*. As used in this clause—

"Commercial item" means a product or service that satisfies the definition of commercial item in section 2.101 of the Federal Acquisition Regulation.

"Commercial plan" means a subcontracting plan (including goals) that covers the Offeror's fiscal year and that applies to the entire production of commercial items sold by either the entire company or a portion thereof (e.g., division, plant, or product line).

"Individual contract plan" means a subcontracting plan that covers the entire contract period (including option periods), applies to a specific contract, and has goals that are based on the Offeror's planned subcontracting in support of the specific contract, except that indirect costs incurred for common or joint purposes may be allocated on a prorated basis to the contract.

"Master plan" means a subcontracting plan that contains all the required elements of an individual contract plan, except goals, and may be incorporated into individual contract plans, provided the master plan has been approved.

"Subcontract" means any agreement (other than one involving an employer-employee relationship) entered into by a Federal Government prime Contractor or subcontractor calling for supplies or services required for performance of the contract or subcontract.

(c) The Offeror, upon request by the Contracting Officer, shall submit and negotiate a subcontracting plan, where applicable, that separately addresses subcontracting with small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business concerns, small disadvantaged business, and women-owned small business concerns. If the Offeror is submitting an individual contract plan, the plan must separately address subcontracting with small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, and women-owned small business concerns, with a separate part for the basic contract and separate parts for each option (if any). The plan shall be included in and made a part of the resultant contract. The subcontracting plan shall be negotiated within the time specified by the Contracting Officer. Failure to submit and negotiate the subcontracting plan shall make the Offeror ineligible for award of a contract.

(d) The Offeror's subcontracting plan shall include the following:

(1) Goals, expressed in terms of percentages of total planned subcontracting dollars, for the use of small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, and women-owned small business concerns as subcontractors. The Offeror shall include all subcontracts that contribute to contract performance, and may include a proportionate share of products and services that are normally allocated as indirect costs.

(2) A statement of—

(i) Total dollars planned to be subcontracted for an individual contract plan; or the Offeror's total projected sales, expressed in dollars, and the total value of projected subcontracts to support the sales for a commercial plan;

(ii) Total dollars planned to be subcontracted to small business concerns;

(iii) Total dollars planned to be subcontracted to veteran-owned small business concerns;

(iv) Total dollars planned to be subcontracted to service-disabled veteran-owned

small business;

(v) Total dollars planned to be subcontracted to HUBZone small business concerns;

(vi) Total dollars planned to be subcontracted to small disadvantaged business concerns; and

(vii) Total dollars planned to be subcontracted to women-owned small business concerns.

(3) A description of the principal types of supplies and services to be subcontracted, and an identification of the types planned for subcontracting to—

(i) Small business concerns;

(ii) Veteran-owned small business concerns;

(iii) Service-disabled veteran-owned small business concerns;

(iv) HUBZone small business concerns;

(v) Small disadvantaged business concerns; and

(vi) Women-owned small business concerns.

(4) A description of the method used to develop the subcontracting goals in paragraph (d)(1) of this clause.

(5) A description of the method used to identify potential sources for solicitation purposes (e.g., existing company source lists, the Procurement Marketing and Access Network (PRO-Net) of the Small Business Administration (SBA), veterans service organizations, the National Minority Purchasing Council Vendor Information Service, the Research and Information Division of the Minority Business Development Agency in the Department of Commerce, or small, HUBZone, small disadvantaged, and women-owned small business trade associations). A firm may rely on the information contained in PRO-Net as an accurate representation of a concern's size and ownership characteristics for the purposes of maintaining a small, veteran-owned small, service-disabled veteran-owned small, HUBZone small, small disadvantaged, and women-owned small business source list. Use of PRO-Net as its source list does not relieve a firm of its responsibilities (e.g., outreach, assistance, counseling, or publicizing subcontracting opportunities) in this clause.

(6) A statement as to whether or not the Offeror included indirect costs in establishing subcontracting goals, and a description of the method used to determine the proportionate share of indirect costs to be incurred with—

(i) Small business concerns;

(ii) Veteran-owned small business concerns;

(iii) Service-disabled veteran-owned small business concerns;

(iv) HUBZone small business concerns;

(v) Small disadvantaged business concerns; and

(vi) Women-owned small business concerns.

(7) The name of the individual employed by the Offeror who will administer the Offeror's subcontracting program, and a description of the duties of the individual.

(8) A description of the efforts the Offeror will make to assure that small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, and women-owned small business concerns have an equitable opportunity to compete for subcontracts.

(9) Assurances that the Offeror will include the clause of this contract entitled "Utilization of Small Business Concerns" in all subcontracts that offer further subcontracting opportunities, and that the Offeror will require all subcontractors (except small business concerns) that receive subcontracts in excess of $500,000 ($1,000,000 for construction of any public facility) to adopt a subcontracting plan that complies with the requirements of this clause.

(10) Assurances that the Offeror will—

(i) Cooperate in any studies or surveys as may be required;

(ii) Submit periodic reports so that the Government can determine the extent of compliance by the Offeror with the subcontracting plan;

(iii) Submit Standard Form (SF) 294, Subcontracting Report for Individual Contracts, and/or SF 295, Summary Subcontract Report, in accordance with paragraph (j) of this clause. The reports shall provide information on subcontract awards to small business concerns, veteran-owned small business concerns, service-disabled veteran-owned small business concerns, HUBZone

small business concerns, small disadvantaged business concerns, women-owned small business concerns, and Historically Black Colleges and Universities and Minority Institutions. Reporting shall be in accordance with the instructions on the forms or as provided in agency regulations.

(iv) Ensure that its subcontractors agree to submit SF 294 and SF 295.

(11) A description of the types of records that will be maintained concerning procedures that have been adopted to comply with the requirements and goals in the plan, including establishing source lists; and a description of the Offeror's efforts to locate small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, and women-owned small business concerns and award subcontracts to them. The records shall include at least the following (on a plant-wide or company-wide basis, unless otherwise indicated):

(i) Source lists (e.g., PRO-Net), guides, and other data that identify small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, and women-owned small business concerns.

(ii) Organizations contacted in an attempt to locate sources that are small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, or women-owned small business concerns.

(iii) Records on each subcontract solicitation resulting in an award of more than $100,000, indicating—

(A) Whether small business concerns were solicited and, if not, why not;

(B) Whether veteran-owned small business concerns were solicited and, if not, why not;

(C) Whether service-disabled veteran-owned small business concerns were solicited and, if not, why not;

(D) Whether HUBZone small business concerns were solicited and, if not, why not;

(E) Whether small disadvantaged business concerns were solicited and, if not, why not;

(F) Whether women-owned small business concerns were solicited and, if not, why not; and

(G) If applicable, the reason award was not made to a small business concern.

(iv) Records of any outreach efforts to contact—

(A) Trade associations;

(B) Business development organizations;

(C) Conferences and trade fairs to locate small, HUBZone small, small disadvantaged, and women-owned small business sources; and

(D) Veterans service organizations.

(v) Records of internal guidance and encouragement provided to buyers through—

(A) Workshops, seminars, training, etc.; and

(B) Monitoring performance to evaluate compliance with the program's requirements.

(vi) On a contract-by-contract basis, records to support award data submitted by the Offeror to the Government, including the name, address, and business size of each subcontractor. Contractors having commercial plans need not comply with this requirement.

(e) In order to effectively implement this plan to the extent consistent with efficient contract performance, the Contractor shall perform the following functions:

(1) Assist small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, and women-owned small business concerns by arranging solicitations, time for the preparation of bids, quantities, specifications, and delivery schedules so as to facilitate the participation by such concerns. Where the Contractor's lists of potential small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, and women-owned small business subcontractors are excessively long, reasonable effort shall be made to give all such small business concerns an opportunity to compete over a period of time.

(2) Provide adequate and timely consideration of the potentialities of small business, veteran-owned small business, service-disabled veteran-owned small business,

HUBZone small business, small disadvantaged business, and women-owned small business concerns in all "make-or-buy" decisions.

(3) Counsel and discuss subcontracting opportunities with representatives of small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, and women-owned small business firms.

(4) Confirm that a subcontractor representing itself as a HUBZone small business concern is identified as a certified HUBZone small business concern by accessing the Central Contractor Registration (CCR) database or by contacting SBA.

(5) Provide notice to subcontractors concerning penalties and remedies for misrepresentations of business status as small, veteran-owned small business, HUBZone small, small disadvantaged, or women-owned small business for the purpose of obtaining a subcontract that is to be included as part or all of a goal contained in the Contractor's subcontracting plan.

(f) A master plan on a plant or division-wide basis that contains all the elements required by paragraph (d) of this clause, except goals, may be incorporated by reference as a part of the subcontracting plan required of the Offeror by this clause; provided—

(1) The master plan has been approved;

(2) The Offeror ensures that the master plan is updated as necessary and provides copies of the approved master plan, including evidence of its approval, to the Contracting Officer; and

(3) Goals and any deviations from the master plan deemed necessary by the Contracting Officer to satisfy the requirements of this contract are set forth in the individual subcontracting plan.

(g) A commercial plan is the preferred type of subcontracting plan for contractors furnishing commercial items. The commercial plan shall relate to the Offeror's planned subcontracting generally, for both commercial and Government business, rather than solely to the Government contract. Commercial plans are also preferred for subcontractors that provide commercial items under a prime contract, whether or not the prime contractor is supplying a commercial item.

(h) Prior compliance of the Offeror with other such subcontracting plans under previous contracts will be considered by the Contracting Officer in determining the responsibility of the Offeror for award of the contract.

(i) The failure of the Contractor or subcontractor to comply in good faith with—

(1) The clause of this contract entitled "Utilization Of Small Business Concerns"; or

(2) An approved plan required by this clause, shall be a material breach of the contract.

(j) The Contractor shall submit the following reports:

(1) *Standard Form 294, Subcontracting Report for Individual Contracts.* This report shall be submitted to the Contracting Officer semiannually and at contract completion. The report covers subcontract award data related to this contract. This report is not required for commercial plans.

(2) *Standard Form 295, Summary Subcontract Report.* This report encompasses all of the contracts with the awarding agency. It must be submitted semi-annually for contracts with the Department of Defense and annually for contracts with civilian agencies. If the reporting activity is covered by a commercial plan, the reporting activity must report annually all subcontract awards under that plan. All reports submitted at the close of each fiscal year (both individual and commercial plans) shall include a breakout, in the Contractor's format, of subcontract awards, in whole dollars, to small disadvantaged business concerns by North American Industry Classification System (NAICS) Industry Subsector. For a commercial plan, the Contractor may obtain from each of its subcontractors a predominant NAICS Industry Subsector and report all awards to that subcontractor under its predominant NAICS Industry Subsector.

48. 52.219-16 LIQUIDATED DAMAGES—SUBCONTRACTING PLAN (JAN 1999)

(Applicable to leases over $500,000.)

(a) *Failure to make a good faith effort to comply with the subcontracting plan*, as used in this clause, means a willful or intentional failure to perform in accordance with the requirements of the subcontracting plan approved under the clause in this contract entitled "Small Business Subcontracting Plan," or willful or intentional action to frustrate the plan.

(b) Performance shall be measured by applying the percentage goals to the total actual subcontracting dollars or, if a commercial plan is involved, to the pro rata share of actual subcontracting dollars attributable to Government contracts covered by the commercial plan. If, at contract completion or, in the case of a commercial plan, at the close of the fiscal year for which the plan is applicable, the Contractor has failed to meet its subcontracting goals and the Contracting Officer decides in accordance with paragraph (c) of this clause that the Contractor failed to make a good faith effort to comply with its subcontracting plan, established in accordance with the clause in this contract entitled "Small Business Subcontracting Plan," the Contractor shall pay the Government liquidated damages in an amount stated. The amount of probable damages attributable to the Contractor's failure to comply shall be an amount equal to the actual dollar amount by which the Contractor failed to achieve each subcontract goal.

(c) Before the Contracting Officer makes a final decision that the Contractor has failed to make such good faith effort, the Contracting Officer shall give the Contractor written notice specifying the failure and permitting the Contractor to demonstrate what good faith efforts have been made and to discuss the matter. Failure to respond to the notice may be taken as an admission that no valid explanation exists. If, after consideration of all the pertinent data, the Contracting Officer finds that the Contractor failed to make a good faith effort to comply with the subcontracting plan, the Contracting Officer shall issue a final decision to that effect and require that the Contractor pay the Government liquidated damages as provided in paragraph (b) of this clause.

(d) With respect to commercial plans, the Contracting Officer who approved the plan will perform the functions of the Contracting Officer under this clause on behalf of all agencies with contracts covered by the commercial plan.

(e) The Contractor shall have the right of appeal, under the clause in this contract entitled, Disputes, from any final decision of the Contracting Officer.

(f) Liquidated damages shall be in addition to any other remedies that the Government may have.



REPRESENTATIONS AND CERTIFICATIONS (Acquisition of Leasehold Interests in Real Property)	Solicitation Number 4TX0135	Dated 2-2-07

Complete appropriate boxes, sign the form, and attach to offer.

The Offeror makes the following Representations and Certifications. NOTE: The "Offeror," as used on this form, is the owner of the property offered, not an individual or agent representing the owner.

1. 52.219-1 - SMALL BUSINESS PROGRAM REPRESENTATIONS (APR 2002)

(a) (1) The North American Industry Classification System (NAICS) code for this acquisition is 531190.

(2) The small business size standard is $17.5 Million.

(3) The small business size standard for a concern which submits an offer in its own name, other than on a construction or service contract, but which proposes to furnish a product which it did not itself manufacture, is 500 employees.

(b) *Representations.*

(1) The Offeror represents as part of its offer that it [X] is, [ ] is not a small business concern.

(2) [*Complete only if the Offeror represented itself as a small business concern in paragraph (b)(1) of this provision.*] The Offeror represents, for general statistical purposes, that it [ ] is, [X] is not, a small disadvantaged business concern as defined in 13 CFR 124.1002.

(3) [*Complete only if the Offeror represented itself as a small business concern in paragraph (b)(1) of this provision.*] The Offeror represents as part of its offer that it [ ] is, [X] is not a women-owned small business concern.

(4) [*Complete only if the Offeror represented itself as a small business concern in paragraph (b)(1) of this provision.*] The Offeror represents as part of its offer that it [ ] is, [X] is not a veteran-owned small business concern.

(5) [*Complete only if the Offeror represented itself as a veteran-owned small business concern in paragraph (b)(4) of this provision.*] The Offeror represents as part of its offer that it [ ] is, [X] is not a service-disabled veteran-owned small business concern.

(6) [*Complete only if the Offeror represented itself as a small business concern in paragraph (b)(1) of this provision.*] The Offeror represents, as part of its offer, that—

(i) It [ ] is, [X] is not a HUBZone small business concern listed, on the date of this representation, on the List of Qualified HUBZone Small Business Concerns maintained by the Small Business Administration, and no material change in ownership and control, principal office, or HUBZone employee percentage has occurred since it was certified by the Small Business Administration in accordance with 13 CFR part 126; and

(ii) It [ ] is, [X] is not a joint venture that complies with the requirements of 13 CFR part 126, and the representation in paragraph (b)(6)(i) of this provision is accurate for the HUBZone small business concern or concerns that are participating in the joint venture. [*The Offeror shall enter the name or names of the HUBZone small business concern or concerns that are participating in the joint venture:* ____________________.] Each HUBZone small business concern participating in the joint venture shall submit a separate signed copy of the HUBZone representation.

(c) *Definitions.* As used in this provision—

INITIALS: SS & [signature]
LESSOR GOVERNMENT

"Service-disabled veteran-owned small business concern"—

(1) Means a small business concern—

(i) Not less than 51 percent of which is owned by one or more service-disabled veterans or, in the case of any publicly owned business, not less than 51 percent of the stock of which is owned by one or more service-disabled veterans; and

(ii) The management and daily business operations of which are controlled by one or more service-disabled veterans or, in the case of a veteran with permanent and severe disability, the spouse or permanent caregiver of such veteran.

(2) Service-disabled veteran means a veteran, as defined in 38 U.S.C. 101(2), with a disability that is service-connected, as defined in 38 U.S.C. 101(16).

"Small business concern" means a concern, including its affiliates, that is independently owned and operated, not dominant in the field of operation in which it is bidding on Government contracts, and qualified as a small business under the criteria in 13 CFR part 121 and the size standard in paragraph (a) of this provision.

"Veteran-owned small business concern" means a small business concern—

(1) Not less than 51 percent of which is owned by one or more veterans (as defined at 38 U.S.C. 101(2)) or, in the case of any publicly owned business, not less than 51 percent of the stock of which is owned by one or more veterans; and

(2) The management and daily business operations of which are controlled by one or more veterans.

"Women-owned small business concern" means a small business concern—

(1) That is at least 51 percent owned by one or more women; or, in the case of any publicly owned business, at least 51 percent of the stock of which is owned by one or more women; and

(2) Whose management and daily business operations are controlled by one or more women.

(d) *Notice.*

(1) If this solicitation is for supplies and has been set aside, in whole or in part, for small business concerns, then the clause in this solicitation providing notice of the set-aside contains restrictions on the source of the end items to be furnished.

(2) Under 15 U.S.C. 645(d), any person who misrepresents a firm's status as a small, HUBZone small, small disadvantaged, or women-owned small business concern in order to obtain a contract to be awarded under the preference programs established pursuant to section 8(a), 8(d), 9, or 15 of the Small Business Act or any other provision of Federal law that specifically references section 8(d) for a definition of program eligibility, shall-

(i) Be punished by imposition of fine, imprisonment, or both;

(ii) Be subject to administrative remedies, including suspension and debarment; and

(iii) Be ineligible for participation in programs conducted under the authority of the Act.

2. 52.204-5 - WOMEN-OWNED BUSINESS (OTHER THAN SMALL BUSINESS) (MAY 1999)

(a) *Definition.* "Women-owned business concern," as used in this provision, means a concern which is at least 51 percent owned by one or more women; or in the case of any publicly owned business, at least 51 percent of its stock is owned by one or more women; and whose management and daily business operations are controlled by one or more women.

(b) *Representation.* [Complete only if the Offeror is a women-owned business concern and has not represented itself as a small business concern in paragraph (b)(1) of FAR 52.219-1, Small Business Program Representations, of this solicitation.] The Offeror represents that it **[ ]** is a women-owned business concern.

3. 52.222-22 - PREVIOUS CONTRACTS AND COMPLIANCE REPORTS (FEB 1999)

(Applicable to leases over $10,000.)

The Offeror represents that—

(a) It [ ] has, [X] has not participated in a previous contract or subcontract subject to the Equal Opportunity clause of this solicitation;

(b) It [ ] has, [X] has not filed all required compliance reports; and

(c) Representations indicating submission of required compliance reports, signed by proposed subcontractors, will be obtained before subcontract awards. (Approved by OMB under Control Number 1215-0072.)

4. 52.222-25 - AFFIRMATIVE ACTION COMPLIANCE (APR 1984)

(Applicable to leases over $10,000 and which include the clause at FAR 52.222-26, Equal Opportunity.)

The Offeror represents that—

(a) It [ ] has developed and has on file, [X] has not developed and does not have on file, at each establishment affirmative action programs required by the rules and regulations of the Secretary of Labor (41 CFR 60-1 and 60-2), or

(b) It [X] has not previously had contracts subject to the written affirmative action programs requirement of the rules and regulations of the Secretary of Labor. (Approved by OMB under Control Number 1215-0072.)

5. 52.203-02 - CERTIFICATE OF INDEPENDENT PRICE DETERMINATION (APR 1985)

(Applicable to leases over $100,000 average net annual rental, including option periods.)

(a) The Offeror certifies that—

(1) The prices in this offer have been arrived at independently, without, for the purpose of restricting competition, any consultation, communication, or agreement with any other Offeror or competitor relating to (i) those prices, (ii) the intention to submit an offer, or (iii) the methods or factors used to calculate the prices offered;

(2) The prices in this offer have not been and will not be knowingly disclosed by the Offeror, directly or indirectly, to any other Offeror or competitor before bid opening (in the case of a sealed bid solicitation) or contract award (in the case of a negotiated solicitation) unless otherwise required by law; and

(3) No attempt has been made or will be made by the Offeror to induce any other concern to submit or not to submit an offer for the purpose of restricting competition.

(b) Each signature on the offer is considered to be a certification by the signatory that the signatory—

(1) Is the person in the Offeror's organization responsible for determining the prices being offered in this bid or proposal, and that the signatory has not participated and will not participate in any action contrary to subparagraphs (a)(1) through (a)(3) above; or

(2) (i) Has been authorized, in writing, to act as agent for the following principals in certifying that those principals have not participated, and will not participate in any action contrary to subparagraphs (a)(1) through (a)(3) above Scott Standridge & Bill Cowan [Insert full name of person(s) in the Offeror's organization responsible for determining the prices offered in this bid or proposal, and the title of his or her position in the Offeror's organization];

(ii) As an authorized agent, does certify that the principals named in subdivision (b)(2)(i) above have not participated, and will not participate, in any action contrary to subparagraphs (a)(1) through (a)(3) above; and

(iii) As an agent, has not personally participated, and will not participate, in action contrary to subparagraphs (a)(1) through (a)(3) above.

(c) If the Offeror deletes or modifies subparagraph (a)(2) above, the Offeror must furnish with its offer a signed statement setting forth in detail the circumstances of the disclosure.

6. 52.203-11 - CERTIFICATION AND DISCLOSURE REGARDING PAYMENTS TO INFLUENCE

CERTAIN FEDERAL TRANSACTIONS (APR 1991)

(Applicable to leases over $100,000.)

(a) The definitions and prohibitions contained in the clause, at FAR 52.203-12, Limitation on Payments to Influence Certain Federal Transactions, are hereby incorporated by reference in paragraph (b) of this certification.

(b) The Offeror, by signing its offer, hereby certifies to the best of his or her knowledge and belief that on or after December 23, 1989, —

(1) No Federal appropriated funds have been paid or will be paid to any person for influencing or attempting to influence an officer or employee of any agency, a Member of Congress, an officer or employee of Congress, or an employee of a Member of Congress on his or her behalf in connection with the awarding of a contract, the making of any Federal grant, the making of any Federal loan, the entering into of any cooperative agreement, and the extension, continuation, renewal, amendment, or modification of any Federal contract, grant, loan, or cooperative agreement;

(2) If any funds other than Federal appropriated funds (including profit or fee received under a covered Federal transaction) have been paid, or will be paid, to any person for influencing or attempting to influence an officer or employee of any agency, a Member of Congress, an officer or employee of Congress, or an employee of a Member of Congress on his or her behalf in connection with this solicitation, the Offeror shall complete and submit, with its offer, OMB standard form LLL, Disclosure of Lobbying Activities, to the Contracting Officer; and

(3) He or she will include the language of this certification in all subcontract awards at any tier and require that all recipients of subcontract awards in excess of $100,000 shall certify and disclose accordingly.

(c) Submission of this certification and disclosure is a prerequisite for making or entering into this contract imposed by section 1352, title 31, United States Code. Any person who makes an expenditure prohibited under this provision or who fails to file or amend the disclosure form to be filed or amended by this provision, shall be subject to a civil penalty of not less than $10,000, and not more than $100,000, for each such failure.

7. 52.209-5 - CERTIFICATION REGARDING DEBARMENT, SUSPENSION, PROPOSED DEBARMENT, AND OTHER RESPONSIBILITY MATTERS (DEC 2001)

(Applicable to leases over $100,000 average net annual rental, including option periods.)

(a) (1) The Offeror certifies, to the best of its knowledge and belief, that—

(i) The Offeror and/or any of its Principals—

(A) Are [ ] are not [X] presently debarred, suspended, proposed for debarment, or declared ineligible for the award of contracts by any Federal agency;

(B) Have [ ] have not [X], within a three-year period preceding this offer, been convicted of or had a civil judgment rendered against them for: commission of fraud or a criminal offense in connection with obtaining, attempting to obtain, or performing a public (Federal, state, or local) contract or subcontract; violation of Federal or state antitrust statutes relating to the submission of offers; or commission of embezzlement, theft, forgery, bribery, falsification or destruction of records, making false statements, tax evasion, or receiving stolen property; and

(C) Are [ ] are not [X] presently indicted for, or otherwise criminally or civilly charged by a governmental entity with, commission of any of the offenses enumerated in paragraph (a)(1)(i)(B) of this provision.

(ii) The Offeror has [ ] has not [X], within a three-year period preceding this offer, had one or more contracts terminated for default by any Federal agency.

(2) "Principals," for the purposes of this certification, means officers; directors; owners; partners; and, persons having primary management or supervisory responsibilities within a business entity (e.g., general manager; plant manager; head of a subsidiary, division, or business segment, and similar positions).

This Certification Concerns a Matter Within the Jurisdiction of an Agency of the United States and the Making of a False, Fictitious, or Fraudulent Certification May Render the Maker Subject to Prosecution Under Section 1001, Title 18, United States Code.

(b) The Offeror shall provide immediate written notice to the Contracting Officer if, at any time prior to contract award, the Offeror learns that its certification was erroneous when submitted or has become erroneous by reason of changed circumstances.

(c) A certification that any of the items in paragraph (a) of this provision exists will not necessarily result in withholding of an award under this solicitation. However, the certification will be considered in connection with a determination of the Offeror's responsibility. Failure of the Offeror to furnish a certification or provide such additional information as requested by the Contracting Officer may render the Offeror nonresponsible.

(d) Nothing contained in the foregoing shall be construed to require establishment of a system of records in order to render, in good faith, the certification required by paragraph (a) of this provision. The knowledge and information of an Offeror is not required to exceed that which is normally possessed by a prudent person in the ordinary course of business dealings.

(e) The certification in paragraph (a) of this provision is a material representation of fact upon which reliance was placed when making award. If it is later determined that the Offeror knowingly rendered an erroneous certification, in addition to other remedies available to the Government, the Contracting Officer may terminate the contract resulting from this solicitation for default.

8. 52.204-3 - TAXPAYER IDENTIFICATION (OCT 1998)

(a) *Definitions.*

"Common parent," as used in this provision, means that corporate entity that owns or controls an affiliated group of corporations that files its Federal income tax returns on a consolidated basis, and of which the Offeror is a member.

"Taxpayer Identification Number (TIN)," as used in this provision, means the number required by the Internal Revenue Service (IRS) to be used by the Offeror in reporting income tax and other returns. The TIN may be either a Social Security Number or an Employer Identification Number.

(b) All Offerors must submit the information required in paragraphs (d) through (f) of this provision to comply with debt collection requirements of 31 U.S.C. 7701(c) and 3325(d), reporting requirements of 26 U.S.C. 6041, 6041A, and 6050M, and implementing regulations issued by the IRS. If the resulting contract is subject to the payment reporting requirements described in Federal Acquisition Regulation (FAR) 4.904, the failure or refusal by the Offeror to furnish the information may result in a 31 percent reduction of payments otherwise due under the contract.

(c) The TIN may be used by the Government to collect and report on any delinquent amounts arising out of the Offeror's relationship with the Government (31 U.S.C. 7701(c)(3)). If the resulting contract is subject to the payment reporting requirements described in FAR 4.904, the TIN provided hereunder may be matched with IRS records to verify the accuracy of the Offeror's TIN.

(d) *Taxpayer Identification Number (TIN).*

[X] TIN: 02-0770602
[ ] TIN has been applied for.
[ ] TIN is not required because:
[ ] Offeror is a nonresident alien, foreign corporation, or foreign partnership that does not have income effectively connected with the conduct of a trade or business in the United States and does not have an office or place of business or a fiscal paying agent in the United States;
[ ] Offeror is an agency or instrumentality of a foreign government;
[ ] Offeror is an agency or instrumentality of the Federal government;

(e) *Type of organization.*

[ ] Sole proprietorship;
[ ] Partnership;
[ ] Government entity (Federal, State, or local);
[ ] Foreign government;

[ ] Corporate entity (not tax-exempt); [ ] International organization per 26 CFR 1.6049-4;

[ ] Corporate entity (tax-exempt); [X] Other LLC

(f) *Common Parent.*

[ ] Offeror is not owned or controlled by a common parent as defined in paragraph (a) of this provision.

[ ] Name and TIN of common parent:

Name ______________________

TIN ______________________

9. 52.204-6 – Data Universal Numbering System (DUNS) Number (OCT 2003)

(a) The Offeror shall enter, in the block with its name and address on the cover page of its offer, the annotation "DUNS" or "DUNS+4" followed by the DUNS number or "DUNS+4" that identifies the Offeror's name and address exactly as stated in the offer. The DUNS number is a nine-digit number assigned by Dun and Bradstreet, Inc. The DUNS+4 is the DUNS number plus a 4-character suffix that may be assigned at the discretion of the Offeror to establish additional CCR records for identifying alternative Electronic Funds Transfer (EFT) accounts (see Subpart 32.11) for the same parent concern.

(b) If the Offeror does not have a DUNS number, it should contact Dun and Bradstreet directly to obtain one.

(1) An Offeror may obtain a DUNS number—
(i) If located within the United States, by calling Dun and Bradstreet at 1-866-705-5711 or via the Internet at http://www.dnb.com; or
(ii) If located outside the United States, by contacting the local Dun and Bradstreet office.

(2) The Offeror should be prepared to provide the following information:
(i) Company legal business name.
(ii) Tradestyle, doing business, or other name by which your entity is commonly recognized.
(iii) Company physical street address, city, state and zip code.
(iv) Company mailing address, city, state and zip code (if separate from physical).
(v) Company telephone number.
(vi) Date the company was started.
(vii) Number of employees at your location.
(viii) Chief executive officer/key manager.
(ix) Line of business (industry).
(x) Company Headquarters name and address (reporting relationship within your entity).

10. DUNS NUMBER (JUN 2004)

Notwithstanding the above instructions, in addition to inserting the DUNS Number on the offer cover page, the Offeror shall also provide its DUNS Number as part of this submission:

DUNS # 784974193

11. CENTRAL CONTRACTOR REGISTRATION (JUN 2004)

The Central Contractor Registration (CCR) System is a centrally located, searchable database which assists in the development, maintenance, and provision of sources for future procurements. The Offeror must be registered in the CCR prior to lease award. The Offeror shall register via the Internet at http://www.ccr.gov. To remain active, the Offeror/Lessor is required to update or renew its registration annually.

Registration is active. Yes [X] No [ ] Will register [ ]

OFFEROR OR AUTHORIZED REPRESENTATIVE	NAME, ADDRESS (INCLUDING ZIP CODE) Rocky Bluff, L.L.C. dba Standridge Development Scott Standridge 103 SE 2nd Lindsay, OK 73052 Signature	TELEPHONE NUMBER (405)756-4394 2-2-07 Date

INITIALS: SS & [illegible]
LESSOR GOVERNMENT

PRE-DESIGN MEETING
SSA Beaumont, TX
November 29, 2007

IN ACCORDANCE WITH RULE 201 OF REGULATION S-T, THIS LEASE FOR **BEAUMONT, TEXAS PROPERTY DATED NOVEMBER 13, 2007, AS AMENDED**, IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

LIST OF ATTENDEES

NAME	CO/AGENCY	PHONE	FAX	E-MAIL ADDRESS
Kelly Winn	Studley	972-739-2206	972-739-2216	kwinn@studley.com
Monica Martinez	SSA	214-767-0204		MONICA.MARTINEZ@SSA.G
Judith Hamilton	SSA	(409) 924-6400		Judith.Hamilton@SSA.GOV
Kyle Hartz	GSA	817/978-7022	—	Kyle.hartz@gsa.gov
Jimmy Ferguson	GSA	817-978-7451 817-917-3341		jimmy.ferguson@gsa.gov
Wanda Bush	SSA/ODAR	214-767-9421		wanda.bush@ssa.gov
Yolanda Barron	SSA/ODAR	214-767-8547		yolanda.barron@ssa.gov
Rick Prieto	SSA Facilities	214-767-3104		ricardo.prieto@ssa.gov
David Bowman	SSA-FO 818	409 924-6400		David.Bowman@ssa.gov
Stefanie Boulin	SSA/ODAR	713 654 [illegible]		stefanie.boulin@ssa.gov
Harry William	SSA/OHA	713 654 10[illegible]		Harry.L.William@ssa.gov
John Pinion	Pinion Design Construction Inc	405-789-6969	789-6981	pinionconst@AOL.com
Tom Pinion	S&T	405-756-0350		TomPinion@S&TGlobal.NET
Mike Chase	CFH-ARCHITECTS	918.747.8225	918.747.8004	cfh@cfharchitects.com
Scott Standridge		405/756-6077		Stanjack@earthlink.
[illegible]	GSA	[illegible]		[illegible]

EXHIBIT A BASE PLANS


EMPLOYEE COVERED ENTRY
SUPPLY 445 S.F. 19'-4"x24'-10"
DATA ROOM 251 S.F. 11'-4"x22'-2"
VIDEO-CONF 502 S.F. 24'-0"x20'-0"
MULTIPURPOSE 6?6 S.F. 24'-0"x26'-0"
ELEC 120 S.F. 11'-0"x11'-0"
MEN'S RR 157 S.F.
WOMEN'S RR 159 S.F.
FILES 464 S.F. 28'-0" 22'-2"
JAN 128 S.F. 18'-4"x7'-0"
CLOS 84 S.F. 14'-4"x5'-6"
KITCHEN 124 S.F. 8'-0"x 15'-0"
ASS'T MANAGER 179 S.F. 16'-4"x11'-0"
COAT CLOSET 22 S.F.
MANAGER 194 S.F. 13'-4"x15'-0"
OPEN AREA 9028 S.F. 54'-4"x118'-0"
MAIL 127 S.F. 12'-0"x10'-7"
P.I. 100 S.F. 10'-11" x9'-1"
FEI #1 716 S.F.
RECEPTION 2660 S.F. 40'-6"x57'-0"
FEI #2 513 S.F.
WOMEN'S RR 178 S.F.
MEN'S RR 177 S.F.
VESTIBULE 218 S.F. 18'-0"x16'-2"

INITIALS

GOV'T	LESSOR
(initials)	(initials)

Winn, Kelly

From: george.saunders@gsa.gov

Sent: Wednesday, November 28, 2007 4:01 PM

To: Winn, Kelly

Subject: Fw: SSA Design Meeting in Beaumont Thursday

Another heads up.

George R. Saunders
Realty Specialist
General Service Administration
Office 504 589 6094 - Extension 130
Fax: 504 589 6698
Cell: 504 416 5080
george.saunders@gsa.gov

-----Forwarded by George R. Saunders/7P/R07/GSA/GOV on 11/28/2007 04:00PM -----

To: George R. Saunders/7P/R07/GSA/GOV@GSA, Vicki L. Gilbert/7P/R07/GSA/GOV@GSA
From: Leenette Wilke/7P/R07/GSA/GOV
Date: 11/27/2007 04:39PM
cc: daivd.bowman@ssa.gov, judith.hamilton@sas.gov, tim_oquinn@ssa.gov, monica_martinez@ssa.gov
Subject: SSA Design Meeting in Beaumont Thursday

Hey George,

I'm the local GSA Rep for Beaumont, I just had two things to add to discussion for Thursday if not already on the plans:

1. Automatic Door Openers for the employee entrance door - both sides

2. Automatic Door Opening for the entrance (from the employee work area) into the customer lobby to be used to employees calling customers back for consultations

3. Overtime Air Conditioning - should be planned in the lease if needed to cool areas after-hours and weekends for the LAN Room

4. Custodial Closet - There was not one built in Port Arthur - The custodial supplies/compounds and the building materials cannot be located in an electrical or mechanical closet as you know - There is no place in the Port Arthur building for this.

I believe it a very good thing to have a custodial closet where cleaning supplies, MSDS Sheet and A CUSTODIAL SINK are located to keep things in order, safe, and an area where the custodial contractor is responsible for maintaining.

Thanks so much for consideration, Leenette

Winn, Kelly

From: george.saunders@gsa.gov
Sent: Wednesday, November 28, 2007 4:00 PM
To: Winn, Kelly
Subject: Fw: SSA In Beaumont - Notice of Building

Kelly:

Just a heads up.

A concern that will come up tomorrow,

George
George R. Saunders
Realty Specialist
General Service Administration
Office 504 589 6094 - Extension 130
Fax: 504 589 6698
Cell: 504 416 5080
george.saunders@gsa.gov

-----Forwarded by George R. Saunders/7P/R07/GSA/GOV on 11/28/2007 03:56PM -----

To: George R. Saunders/7P/R07/GSA/GOV@GSA, Vicki L. Gilbert/7P/R07/GSA/GOV@GSA
From: Leenette Wilke/7P/R07/GSA/GOV
Date: 11/28/2007 11:20AM
cc: Norman D. Pannell/7P/R07/GSA/GOV@GSA, Raymond D. Wilson/7P/R07/GSA/GOV@GSA
Subject: SSA In Beaumont - Notice of Building

George/Vicki

One thing I wanted to let you know:

They are building a new bank on the corner of Major and Dishman then I understand the SSA Building is going behind that and my friend whose President of YMCA told me his new building is going right down the road to (Closer to Keith Road) - I saw the drawings last week, work starts in early 2008 and its a large facility...

This area doesn't have very much runoff capability except the drainage ditches next to the road; isn't it true that part of hte lease requires the builder to work through city and get the roads widened to allow a turn lane

In designing SSA with the problems we have related to the grades and water infiltration, I wanted you to know about this for consideration in design - I know George that you, Rahe and everyone are working on these issues and thought it important to let you know about future building

trying to keep our building dry as new construction takes away the "green land" - I worry about ditches overflowing and water pooling in the parking areas.....

Have a good day,

Leenette Wilke
Customer Service Specialist

STANDARD FORM 2 FEBRUARY 1965 EDITION GENERAL SERVICES ADMINISTRATION FPR (41 CFR) 1-16.601	**U.S. GOVERNMENT LEASE FOR REAL PROPERTY**
DATE OF LEASE November 13, 2007	LEASE NO. GS-07B- 16402

THIS LEASE, made and entered into this date by and between Rocky Bluff, LLC

whose address is 103 S E 2nd
Lindsay, OK 73052

and whose interest in the property hereinafter described is that of Owner

hereinafter called the Lessor, and the UNITED STATES OF AMERICA, hereinafter called the Government:

WITNESSETH: The parties hereto for the consideration hereinafter mentioned, covenant and agree as follows:

1. The Lessor hereby leases to the Government the following described premises:

18,609 rentable (16,181 ANSI/BOMA Office Area) square feet to be constructed on Dishman Road and North Major Drive in the City of Beaumont, Jefferson County, Texas containing approximately 3.34 acres (as described in Exhibit B attached hereto), and ninety-eight (98) on site parking spaces to be used for such general office purposes as determined by the General Services Administration. The common area factor is agreed to as 15.00%. Actual amount of space may exceed 16,181 ANSI/BOMA Office Area square feet at no additional cost to the Government.

~~2. TO HAVE AND TO HOLD the said premises with their appurtenances for the term beginning on ______ through ______, subject to termination and renewal rights as may be hereinafter set forth.~~

PARAGRAPH 2 IS DELETED AND REPLACED BY PARAGRAPH 24.

~~3. The Government shall pay the Lessor annual rent of $______ at the rate of $______ per ______ in arrears. Rent for a lesser period shall be prorated. Rent checks shall be made payable to:~~

PARAGRAPH 3 IS DELETED AND REPLACED BY PARAGRAPH 25.

4. The Government may terminate this lease at any time after the 10th year by giving at least sixty (60) days notice in writing to the Lessor and no rental shall accrue after the effective date of termination. Said notice shall be computed commencing with the day after the date of mailing.

~~5. This lease may be renewed at the option of the Government, for the following terms and at the following rentals:~~

DELETED WITHOUT SUBSTITUTION

~~provided notice be given in writing to the Lessor at least ______ days before the end of the original lease term or any renewal term; all other terms and conditions of this lease shall remain the same during any renewal term. Said notice shall be computed commencing with the day after the date of mailing.~~

6. The Lessor shall furnish to the Government, as part of the rental consideration, the following:

a. Facilities, services, utilities, maintenance and tenant improvements shall be provided within 180 working days of the issuance of the Notice to Proceed by the Government, and in accordance with the terms of the attached Solicitation for Offers 4TX0135.

b. Ninety-eight (98) parking spaces, not including handicap spaces, shall be provided on site in paved and lighted parking lot as part of the rental consideration. Employee and visitor parking shall be separate and each shall include 49 spaces, not including handicap spaces.

7. The following are attached and made a part hereof:
   Sheets 3 – 5 containing paragraphs 9 – 28 to Lease GS-07B- (3 pages)
   Solicitation For Offers 4TX0135 (44 pages)
   Exhibit A, Base Plans (2 pages)
   Exhibit B, Legal Description (1 page)
   Supporting SFO Information (2 pages)
   Special Requirements Social Security Administration (67 pages)
   SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for site preparation, dated May 1, 2006 (24 pages)
   Smith Group Panelboards Section Index, Section 16470 (7 pages)
   Smith Group Telecommunications Cabling Index, Section 16710 (13 pages)
   Price Component Schedule (6 pages)
   General Clauses GSA Form 3517B (Rev. 11/05) (33 pages)
   Representations and Certifications, GSA Form 3518 (Rev. 7/04) (7 pages)

8. The following changes were made in this lease prior to its execution:
   Paragraph 2 of SF-2 was deleted and replaced in its entirety by Paragraph 24 of Sheet 5
   Paragraph 3 of SF-2 was deleted and replaced in its entirety by Paragraph 25 of Sheet 5
   Paragraph 5 was deleted in its entirety without substitution.

IN WITNESS WHEREOF, the parties hereto have hereunto subscribed their names as of the date first above written.

LESSOR Rocky Bluff, LLC

BY Scott [signature] Manager (Signature) ______ (Signature)

IN PRESENCE OF:

[signature] (Signature) 103 SE 2nd Lindsay, OK 73052 (Address)

UNITED STATES OF AMERICA

BY [signature] (Signature)

GENERAL SERVICES ADMINISTRATION
Contracting Officer
General Services Administration
819 Taylor Street, Room 12A4, 7PE
Fort Worth, TX 76102
(Official title)

STANDARD FORM 2
FEBRUARY 1965 EDITION

Sheet 3, Attached to and made part of Lease GS-07B-16402
Dishman Road and North Major Drive in the City of Beauont, Jefferson County, Texas

9. This lease will be supplemented to show the actual effective date and the exact amount of square footage after the space has been prepared, mutually measured and accepted by the Contracting Officer.

10. All questions pertaining to this Lease shall be referred to the Contracting Officer of General Services Administration (GSA) or their designee. The Government occupant **is not** authorized to administer this lease, and GSA assumes no responsibility for any cost incurred by the Lessor except as provided by the terms of this Lease or authorized **in writing** by Contracting Officer or their designee.

11. The Lessor will not be reimbursed for any services not provided for in this lease, including but not limited to repairs, alterations, or overtime services, nor will any rental be paid for occupancy in whole or in part, except for the lease term specified herein.

12. Per the Debt Collection Improvement Act, effective July 27, 1996, Electronic Funds Transfer (EFT) shall be required on all existing and new leases/contracts not later than January 1, 1998. An enrollment form is attached to be completed and returned with this contract.

13. (a) Within 180 working days after the issuance of the Notice to Proceed by the Government, the space shall be constructed in accordance with Solicitation for Offers 4TX0135 and floor plans, and be ready for occupancy. The space shall comply with the handicap accessibility requirements of the solicitation.

(b) An engineered plan will be provided by the Government and will be incorporated by Supplemental Lease Agreement to establish the final location for junction boxes and connections to the systems furniture power poles. The Lessor's electrical contractor will connect systems furniture to the junction boxes after the systems furniture has been installed by the furniture vendor. The electrical contractor will be available for the pre-installation meeting approximately 30 days prior to acceptance of space to meet with the furniture vendor and determine phasing requirements.

(c) The Lessor's cable vendor shall install cable and connectors in accordance with the specifications that will be incorporated with the floor plan. The cable vendor will be available for the pre-installation meeting approximately 30 days prior to acceptance of space to determine phasing requirements.

(d) The Lessor shall provide a drawing of the electrical riser diagram within 30 days of receipt of the design intent drawings so that the government's engineering firm can produce the electrical drawing for the systems furniture and local area network.

14. In addition, within 180 working days after issuance of the Notice to Proceed by the Government, the space shall be constructed and ready for occupancy and shall comply with fire safety and architectural specifications required in the solicitation and also:

(a) Properly seal all floor penetrations in telephone rooms and utility passages with noncombustible materials to provide a fire resistance rating equal to that of the floor.

(b) Install exit lights within the space.

(c) Install battery operated emergency lighting within the space.

(d) The rental rate includes the cost of installing and maintaining a fire alarm system/and or building sprinkler system, as applicable, within the Government leased space.

15. In accordance with provisions of Paragraphs 3.4 Tax Adjustments, 3.6 Operating Costs, and 3.7 Operating Costs Base, of the Solicitation for Offers 4TX0135, the following parameters are established:

INITIALS

GOV'T	LESSOR
[initials]	[initials]

Sheet 4, Attached to and made part of Lease GS-07B- 16402
Dishman Road and North Major Drive in the City of Beauont, Jefferson County, Texas

(a) The lease is subject to operating cost escalation. For operating cost adjustment, the operating costs are established at $4.976 per rentable square foot. The base cost of services is established at $92,600.00 based on $4.976 for 18,609 rentable square feet.

(b) The lease is subject to real estate tax escalation. The base year is the first year of full assessment after construction of the building. For tax escalation in accordance with terms of Paragraph 3.4, the percentage of occupancy is 100 percent. The base year tax statement will be submitted within 60 days after payment to establish the base year taxes. If the tax statement is for multiple parcels or buildings, the value of each property shall be defined.

(c) The Adjustment for Vacant space is $2.00 per rentable square foot to be applied if the space is vacated in whole or part.

16. In accordance with Paragraph 7.3, Overtime Usage, the overtime HVAC services will be provided at the rate of $7.50 per hour. Overtime rates shall not be paid during normal building operation hours of 6:30 am to 5:30 pm Monday through Friday.

17. The annual rental rate is firm and will not be adjusted based on the mutual measurement, except as provided in clause 552.270-20, page 10, paragraph 26 of the GSA Form 3517B. The rate per square foot for annual rent and for the base year service cost will be modified to reflect the final measurement.

18. Construction drawings should be prepared and a pre-construction meeting scheduled with the contracting officer and agency personnel within 90 days of the execution of this lease by the Government. Three copies of construction drawings should be sent to the contracting officer for review prior to the meeting.

19. The Lessor will provide 2 CAD disks of "as built" drawings to the contracting officer within thirty (30) days of completion of construction.

20. The Lessor will notify the contracting officer fourteen (14) days prior to scheduled completion of construction at 30 percent, 60, 90 and 100 percent completion for purposes of scheduling inspections.

21. Janitorial cleaning/maintenance is to be performed during daytime tenant working hours, Monday through Friday, except for Federal holidays.

22. In the event a deed to the leased premises is not delivered to Lessor, or if Lessor does not otherwise acquire marketable title to the leased premises within thirty (30) days after the date of execution of this lease by the Government, then this lease, at the option of the Government, may be terminated and declared null and void.

23. Paragraph 2 is deleted in its entirety and the following is substituted therefore:

"TO HAVE AND TO HOLD the said premises with their appurtenances for the term beginning on the date the leasehold improvements to be constructed by Lessor are substantially completed and the Government accepts the lease premises. The date of substantial completion is estimated to be 180 working days issuance of the Notice to Proceed by the Government, through 15 years, subject to terms stated within."

24. Paragraph 3 is deleted in its entirety and the following is substituted therefore:

"3. The Government shall pay the Lessor annual rent payable monthly in arrears at the following rate:

Years 1-15 - $553,107.92 at the rate of $46,092.33 per month in arrears based on $29.72 per rentable square foot. The shell rental rate for Months 1-3, shall be abated. The rent for Months 1-3 following the shell

INITIALS	
GOV'T	LESSOR
vlly	KS

Sheet 5, Attached to and made part of Lease GS-07B-16402
Dishman Road and North Major Drive in the City of Beauont, Jefferson County, Texas

rental abatement ($31,805.88 ~~$30,704.85~~ per month based on a shell rental rate of $20.51 ~~$19.80~~/rsf/year) shall be $15,387.48 per month. Rent for a lesser period shall be prorated.

Rent checks shall be made payable to:

Rocky Bluff, LLC
103 S E 2nd
Lindsay, OK 73502"

25. The rental consideration includes all costs for the warm lit shell as defined by the solicitation for offers, and all costs for tenant finish as defined by the solicitation for offers. All requirements as defined by the solicitation for offers and lease will be met without additional cost. A lump sum payment is not authorized.

26. The tenant finish costs of $578,843.49 are amortized for a period of 120 months at 6.5%.

27. The Lessor hereby waives and forever relinquishes any right to make a claim against the Government for restoration arising from alteration or removal of any alteration by the Government during the term of this lease or any extensions. Alterations completed by either the Government or Lessor including initial build out of the lease space and / or any subsequent modifications required during the lease period. At the Government's sole discretion alterations will remain in the leased space after termination of the lease contract will become property of the Lessor.

28. The amount of $165,932.38 for the broker's fee is established. This amount is based on an average base rental rate of $29.72 per rsf X 18,609 rsf X 10 years X 3.0% = $165,932.38. Fifty percent (50%) of this amount is due and payable within 30 days of lease award by certified check and the remaining fifty percent (50%) is payable at lease occupancy to:

Studley, Inc.
15303 N. Dallas Parkway, Suite 1200
Addison, Texas 75001

INITIALS

GOV'T	LESSOR
[illegible]	[illegible]

GENERAL SERVICES ADMINISTRATION PUBLIC BUILDINGS SERVICE **SUPPLEMENTAL LEASE AGREEMENT**	SUPPLEMENTAL AGREEMENT NO. 1	DATE 11-25-08
	TO LEASE NO. GS-07B-16402	

ADDRESS OF PREMISES 8455 Dishman Road
Beaumont, Texas 77706

This agreement, made and entered into this date by and between Rocky Bluff LLC

whose address is 103 SE 2nd
Lindsay, Oklahoma 73052

hereinafter called the Lessor, and the UNITED STATES OF AMERICA, hereafter called the Government:

WHEREAS, the parties hereto desire to amend the above Lease.

NOW THEREFORE, these parties for the considerations hereinafter mentioned covenant and agree that the said Lease dated November 13, 2007 is amended, effective **November 24, 2008** as follows:

The purpose of this Supplemental Lease Agreement (SLA) Number 1, to lease GS-07B-16402, is hereby issued to issue a notice-to-proceed (NTP) for tenant improvements in the facility to be constructed at 8455 Dishman Road, Beaumont, Texas and to provide for payment of above standard items installed at the tenant's request.

I. Paragraph 29 is hereby added and made a part of the lease.

"29. Upon completion of alterations, the Government shall pay the Lessor a one time lump sum payment in the amount of **$214,272.54**. The additional items shall be as follows:

SSA: ADD for future interview window $5,044.00; ADD 4 automatic door openers $8,462.00; Change to CAT 6 data cable $5,900.00; Deduct for carpet in multi-purpose room -$3,683.00; ADD for ceramic tile in multi-purpose room $4,225.00. Total additions for SSA are **$19,948.00.**

ODAR: ADD to include ODAR facility at this location $168,651.54 (cost includes additional TI over base allowance); ADD additional public restroom to waiting area $10,883.00; ADD storage cabinet for judges $2,000.00; Redesign parking area and ADD 14 additional parking spaces $12,790.00. Total additions for ODAR are **$194,324.54.**

Upon completion of alterations, the lease will be supplemented to reflect the commencement date of the lease.

Paragraph I CONTINUED ON PAGE 2 ATTACHED AND MADE A PART HEREOF

All other terms and conditions of the lease shall remain in force and effect.
IN WITNESS WHEREOF, the parties subscribed their names as of the above date.

LESSOR: ROCKY BLUFF LLC

BY [signature] (Signature) Manager (Title)

IN PRESENCE OF

[signature] (Signature) PO Box 746 Lindsay OK 73052 (Address)

UNITED STATES OF AMERICA

BY [signature] (Signature)

CONTRACTING OFFICER
GENERAL SERVICES ADMINISTRATION
819 Taylor Street, Room 12B Fort Worth, TX 76102
(Official Title)

The original invoice must be submitted directly to the GSA Finance office at the following address:

General Services Administration
FTS and PBS Payment Division (7BCP)
PO Box 17181
Fort Worth, TX 76105-0181\

A copy of the invoice must be provided to the Contracting Officer at the following address:

General Service Administration
Attention: Kelly Hantz
Real Property Leasing Branch, Team B (7PEL)
819 Taylor St., Rm 12B
Fort Worth, TX 76102

A proper invoice must be on the Lessor's company letterhead and include the following:

- Invoice Date
- Name of the Lessor as shown on the Lease
- Lease contract number and building address
- Description, price, and quantity of items delivered
- GSA PDN# PS

If the invoice is not submitted on company letterhead, the person(s) with whom the Lease contract is made must sign the invoice.

END OF SUPPLEMENTAL LEASE NO. 1


INITIALS
GOV'T
LESSOR
KH

GENERAL SERVICES ADMINISTRATION PUBLIC BUILDINGS SERVICE **SUPPLEMENTAL LEASE AGREEMENT**	SUPPLEMENTAL AGREEMENT NO. 2	DATE 9-25-09
	TO LEASE NO. GS-07B-16402	

ADDRESS OF PREMISES 8455 Dishman Road
Beaumont, Texas

This agreement, made and entered into this date by and between Rocky Bluff LLC

whose address is: 103 SE 2nd
Lindsay, Oklahoma 73052

hereinafter called the Lessor, and the UNITED STATES OF AMERICA, hereafter called the Government:

WHEREAS, the parties hereto desire to amend the above Lease.

NOW THEREFORE, these parties for the considerations hereinafter mentioned covenant and agree that the said Lease dated November 13, 2007 is amended, effective upon execution by the Government, as follows:

I. Paragraph 1 of the Lease shall be deleted and replaced with the following:

"1. The Lessor hereby leases to the Government the following described premises:

18,609 rentable (16,181 ANSI/BOMA Office Area) square feet to be constructed on Dishman Road and North Major Drive in the City of Beaumont, Jefferson County, Texas containing approximately 3.34 acres (as described in Exhibit B attached hereto), and one hundred and twenty-four (124) on site parking spaces to be used for such general office purposes as determined by the General Services Administration. The space shall be occupied by SSA and ODAR. SSA shall occupy 15,834 rentable square feet and ODAR shall occupy 2,775 rentable square feet. The common area factor is agreed to as 15.00%. Actual amount of space may exceed 16,181 ANSI/BOMA Office Area square feet at no additional cost to the Government."

II. Paragraph 4 of the lease shall be deleted and replaced with the following:

"The Government may terminate this lease at any time after July 16, 2019 by giving at least sixty (60) days notice in writing to the Lessor and no rental shall accrue after the effective date of termination. Said notice shall be computed commencing with the day after the date of mailing."

Continued on Page 2

All other terms and conditions of the lease shall remain in force and effect.
IN WITNESS WHEREOF, the parties subscribed their names as of the above date.

LESSOR: ROCKY BLUFF LLC

BY [signature] (Signature) Manager (Title)

IN PRESENCE OF

[signature] (Signature) P.O. BOX 746 Lindsay OK 73052 (Address)

UNITED STATES OF AMERICA

BY [signature] (Signature)

CONTRACTING OFFICER
GENERAL SERVICES ADMINISTRATION
819 Taylor Street, Room 5C05 Fort Worth, TX 76102
(Official Title)

III. Paragraph 6. b. of the Lease shall be deleted and replaced with the following:

"6.b. One hundred and twenty-four (124) total parking spaces, including handicap, shall be provided on site in a paved and lighted parking lot as part of the rental consideration. Employee and visitor parking shall be separate and shall include 58 employee parking space and 66 visitor parking spaces (including handicap). Parking for each agency shall be divided as follows: Employee Parking – SSA shall have 49 employee parking spaces and ODAR – 9 employee parking spaces. Visitor Parking – SSA shall have 49 visitor parking spaces and ODAR shall have 17 visitor parking spaces."

IV. Paragraph 23 of the Lease shall be deleted and replaced with the following:

"TO HAVE AND TO HOLD the said premises with their appurtenances for the term beginning on July 17, 2009, and continuing for a term through 10 years, expiring July 16, 2024, unless earlier terminated by the Government as described in Paragraph 4 of the lease."

V. Paragraph 29 of the Lease shall be deleted and replaced with the following:

"29. Upon completion of alterations, the Government shall pay the Lessor a one time lump sum payment in the amount of **$203,745.13** for alterations in the ODAR space. The additional items shall be as follows:

ODAR: ADD to include ODAR facility at this location $168,651.54 (cost includes additional TI over base allowance); ADD additional public restroom to waiting area $10,883.00; ADD storage cabinet for judges $2,000.00; Redesign parking area and ADD 14 additional parking spaces $12,790.00; ADD change color on chair rail, benches and chairs $5,832.59; ADD change locks in hearing rooms $3,000.00; ADD furnish and install one (1) IG electrical outlet for the copier $588.00. Total additions for ODAR are **$203,745.13.**

The original invoice must be submitted directly to the GSA Finance office at the following address:

General Services Administration
FTS and PBS Payment Division (7BCP)
PO Box 17181
Fort Worth, TX 76105-0181

A copy of the invoice must be provided to the Contracting Officer at the following address:

General Service Administration
Attention: Kelly Hantz, Contracting Officer
Real Property Leasing Branch, Team B (7PEL)
819 Taylor St., Rm 5C05
Fort Worth, TX 76102

A proper invoice must be on the Lessor's company letterhead and include the following:

- Invoice Date
- Name of the Lessor as shown on the Lease
- Lease contract number and building address
- Description, price, and quantity of items delivered
- GSA PDN# PS0015056

If the invoice is not submitted on company letterhead, the person(s) with whom the Lease contract is made must sign the invoice."

END OF SLA No 2


INITIALS
GOV'T
LESSOR

ROCKY BLUFF, LLC
P.O. Box 746
LINDSAY, OK 73052
405/756-4394
FAX 405/756-9805

September 10, 2009

General Services Administration
FTS and PBS Payment Division (7BCP)
P.O. Box 17181
Fort Worth, TX 76105-0181

RE: Rocky Bluff, LLC
Contract # GS-07B-16402
GSA PDN# PS0015056
8455 Dishman Road
Beaumont, TX 77706

Submitting invoice for the completions of alterations on the Beaumont, TX ODAR building for the sum of $203,745.13. The additional items as follows:

ODAR: **ADD** to include ODAR facility at this location $168,651.54 (cost includes TI over base allowance); **ADD** additional public restroom to waiting area $10,883.00; **ADD** storage cabinet for judges $2,000.00; Redesign parking area and **ADD** 14 additional parking spaces $12,790.00; **ADD** change color on chair rail, benches and chairs$5,832.59; **ADD** change locks in hearing rooms $3,000.00; **ADD** furnish and install (1) IG electrical outlet for the copier $588.00. Total additions for ODAR are $203745.13.

Please make payable to: Rocky Bluff, LLC
P.O. Box 746
Lindsay, OK 73052
Fed ID# 02-0770602

Cordially,

Scott Standridge
Rocky Bluff, LLC, Manager



Supplemental Lease Agreement
Number 3

Lease Number:	LTX16402	Date: 10-13-09

ADDRESS OF PREMISES 8455 Dishman Rd
Beaumont, TX ~~77706~~ 77713

THIS AGREEMENT, made and entered into this date by and between ~~Rock~~ Rocky Bluff, L.L.C.
whose address is ~~100~~ 103 SE 2nd
Lindsay, OK ~~73062~~ 73052

hereinafter called the Lessor, and the **UNITED STATES OF AMERICA**, hereinafter called the Government:

WHEREAS, the parties hereto desire to amend the above Lease.]

NOW THEREFORE, these parties for the considerations hereinafter mentioned covenant and agree that the said Lease is amended, effective July 17, 2009 as follows:

I. Paragraph 1 and 24 of the lease shall be deleted and replaced with the following:

"1. The Lessor hereby leases to the Government the following described premises:

18,609 rentable (16,181 ANSI/BOMA Office Area) square feet to be constructed on Dishman Road and North Major Drive in the City of Beaumont, Jefferson County, Texas, containing approximately 3.34 acres (as described in Exhibit B attached hereto) and ninety-eight (98) on site parking spaces to be used for such general office purposes as determined by the General Services Administration. The common area factor is agreed to as 1.15005231%. Actual amount of space may exceed 16,181 ANSI/BOMA Office Area square feet at no additional cost to the Government."

"24. The Government shall pay the Lessor annual rent payable monthly in arrears at the following rate.

TERM	RATE PER RSF	MONTHLY RENT	ANNUAL RENT
Jul 17, 2009 to Oct 16, 2009	$9.214261916	$14,289.30	$171,468.20
Oct 17, 2009 to Oct 16, 2019	$29.723600	$46,092.3267	$553,107.92
Oct 17, 2019 to Jul 16, 2024	$29.7236	$46,092.3267	$553,107.92

NOTE: Lessor has agreed to shell rental abatement for months 1 through 3. Rent due 1 through 3 is equal to Operating Expenses and Tenant Improvement Amortization.

All other terms and conditions of the lease shall remain in force and effect.

IN WITNESS WHEREOF, the parties subscribed their names as of the above date.

Lessor, Rocky Bluff, L.L.C.

By [signature] (Signature) Manager (Title)

In Presence of

[signature] (Signature) P.O. Box 746 Lindsay OK 73052 (Address)

United States Of America, General Services Administration, Public Buildings Service.

Kelly Hantz [signature] CO
Contracting Officer Kelly Hantz

Form 276



TERM	SHELL RENT ANNUAL	OPERATING EXPENSES ANNUAL	TENANT IMPROVEMENTS ANNUAL
Jul 17, 2009 to Oct 16, 2009	$0.00	$92,600.00	$78,868.20
Oct 17, 2009 to Oct 16, 2019	$381,639.72	$92,600.00	$78,868.20
Oct 17, 2019 to Jul 16, 2024	$460,507.92	$92,600.00	$0.00

Rent for a lesser period shall be prorated. The Lessor and Government both acknowledge and agree this shall be a full service lease agreement in accordance with SFO7TX2188.

Rent shall be made payable to:

Rocky Bluff, LLC dba Standridge Development, LLC
103 S,E, 2nd Street
Lindsay, OK 73052

INITIALS: _____ & _____
LESSOR GOV'T

GENERAL SERVICES ADMINISTRATION PUBLIC BUILDINGS SERVICE **SUPPLEMENTAL LEASE AGREEMENT**	SUPPLEMENTAL AGREEMENT **NO. 4** (THREE PAGES)	DATE
	TO LEASE NO. **GS-07B-16402**	

ADDRESS OF PREMISES 8455 Dishman Road
Beaumont, TX 77713

THIS AGREEMENT, made and entered into this date by and between

ROCKY BLUFF, L.L.C.

whose address is 103 S.E. 2nd Street
Lindsay, OK 73052

hereinafter called the Lessor, and the UNITED STATES OF AMERICA, hereafter called the Government:

WHEREAS, the parties desire to amend the above Lease for the purpose of providing for the herein described tenant improvements / alterations to the leased premises, on the terms and conditions set forth below:

NOW THEREFORE, the parties for the considerations hereinafter mentioned covenant and agree that the said Lease is amended as set forth in this Supplemental Lease Agreement number four (SLA # 4), as follows:

***** SEE ATTACHED ADDENDUM – SLA NUMBER FOUR (4) –**

– PAGES 2 THROUGH 3 ***

All other terms and conditions of the lease shall remain in force and effect.

LESSOR: ROCKY BLUFF, L.L.C.

BY ______________________ (Signature) Manager (Title)

IN PRESENCE OF

______________________ (Signature) P.O. Box 746 Lindsay, OK 73052 (Address)

UNITED STATES OF AMERICA

BY ______________________ (Signature)

CONTRACTING OFFICER
GENERAL SERVICES ADMINISTRATION
819 TAYLOR ST., FT. WORTH, TX 76102
(Official Title)

GSA Form 276 (Jul. 67)

GSA Lease No.: GS-07B-16402
Lessor: Rocky Bluff, L.L.C.
Location: Beaumont, Texas

CONTINUED (ADDENDUM) --

1. Tenant Improvements / Alterations. Lessor to provide tenant improvements (TI) / alterations to the leased premises generally described as "provide and install (all labor and materials) automatic doors / openers to accommodate disabled employees". The requirements and specified cost for the Lessor provided goods, services and materials is more particularly described on the following attachments to this SLA # 4:

   A. Lessor's quote attached to this SLA # 4 as Exhibit "1" (1 page).

2. Cost of Tenant Improvements / Alterations. Cost of the referenced tenant improvements / alterations is **$12,738.90** and will be paid in a lump sum payment.

3. Lessor Submission of Invoice for Payment. Upon completion of the work and subsequent inspection / acceptance by the Government, the Lessor shall submit to GSA an invoice for **$12,738.90** for the alterations. Said invoice shall include the name and address of the Lessor as shown on this document, the lease number, SLA Number, and Pegasys Document Number (PDN). The Lessor is to provide a copy to the Contracting Officer.

   PDN / PS #: PS0016588

4. Alterations Will Remain Property of Lessor. The tenant improvements / alterations provided for will remain the property of the Lessor and Lessor waives restoration.

All other terms and conditions of the lease remain unchanged.

*** END – SUPPLEMENTAL LEASE AGREEMENT, NUMBER FOUR (4) ***

INITIALS

GOV'T: VLA LESSOR: [signature]

ROCKY BLUFF, LLC
P.O. BOX 746
LINDSAY, OKLAHOMA 73052
OFFICE 405.756.4394
FAX: 405.756.9865

IN RE: BID ON AUTOMATIC DOORS FOR INSIDE OF BUILDING
PER REQUEST OF DAVID BOWMAN

2-3'0 X 7'0 DOORS, CLEAR GLASS- INTERIOR RECORD AUTOMATIC DOOR OPENERS-	8,743.00
ALL ELECTRICAL TO DOOR	1,000.00
TAX	803.80
CONTRACTOR FEES	974.30
OWNER CARRYING CHARGE AND INSPECTION	1,217.80
TOTAL PRICE INCLUDING ALL CHARGES	$12,738.90

NOTE: This is best bid I received. Does meet all ADA and compliance standards.

ROCKY BLUFF, LLC
P.O. BOX 746
LINDSAY, OKLAHOMA 73052
OFFICE 405.756.4394
FAX: 405.756.9805

IN RE: BID ON AUTOMATIC DOORS FOR INSIDE OF BUILDING
PER REQUEST OF DAVID BOWMAN

2-3'0 X 7'0 DOORS/ CLEAR GLASS- INTERIOR RECORD AUTOMATIC DOOR OPENERS-	8,743.00
ALL ELECTRICAL TO DOOR	1,000.00
TAX	803.80
CONTRACTOR FEES	974.30
OWNER CARRYING CHARGE AND INSPECTION	1,217.80
TOTAL PRICE INCLUDING ALL CHARGES	$12,738.90

NOTE: This is best bid I received. Does meet all ADA and compliance standards.



GSA Public Buildings Service

Supplemental Lease Agreement
Number 5

Lease Number:	LTX16402	**Date:**	February 19, 2010

ADDRESS OF PREMISES 8455 Dishman Rd
Beaumont, TX 77713-4235

THIS AGREEMENT, made and entered into this date by and between Rocky Bluff, L.L.C. dba Standridge Development L.L.C.

whose address is
103 SE 2nd
Lindsay, OK 73052-5601

hereinafter called the Lessor, and the **UNITED STATES OF AMERICA**, hereinafter called the Government:

WHEREAS, the parties hereto desire to amend the above Lease.

NOW THEREFORE, these parties for the considerations hereinafter mentioned covenant and agree that the said Lease is amended, effective July 17, 2009 as follows:

I. Paragraph 30 is hereby added and made a part of the lease.

"30. Upon completion of alterations, the Government shall pay the Lessor a one time lump sum payment in the amount of $37,547.44 for additional items and changes requested by SSA. The additional items shall be as follows:

SSA: ADD for future interview window $5,044.00; ADD 4 automatic door openers $8,462.00; Change to CAT 6 data cable $5,900.00; DEDUCT for carpet in multi-purpose room -$3,683.00; ADD for ceramic tile in multi-purpose room $4,225.00; ADD for Data Cable Changes $14,262.32; and ADD for Additional Electrical outlets$3,337.12. The SSA requested Change Orders are outlined on the attached Exhibit A (1 page). The total cost for the SSA requested changes are $37,547.44.

The original invoice must be submitted directly to the GSA Finance office at the following address:

General Services Administration
FTS and PBS Payment Division (7BCP)
PO Box 17181
Fort Worth, TX 76105-0181

CONTINUED ON PAGE 2

All other terms and conditions of the lease shall remain in force and effect.

IN WITNESS WHEREOF, the parties subscribed their names as of the above date.

Lessor: Rocky Bluff, L.L.C. dba Standridge Development L.L.C.

By [signature] (Signature) Manager (Title)

In Presence of

[signature] (Signature) 2080 x 746 Lindsay OK 73052 (Address)

United States Of America, General Services Administration, Public Buildings Service.

[signature] Contracting Officer Leasing Contracting Officer Kelly Hantz



A copy of the invoice must be provided to the Contracting Officer at the following address:

General Service Administration
Attention: Kelly Hantz
Real Property Leasing Branch, Team B (7PEL)
819 Taylor St., Rm 5C05
Fort Worth, TX 76102

A proper invoice must be on the Lessor's company letterhead and include the following:

- Invoice Date
- Name of the Lessor as shown on the Lease
- Lease contract number and building address
- Description, price, and quantity of items delivered
- GSA PDN# PS0016759

If the invoice is not submitted on company letterhead, the person(s) with whom the Lease contract is made must sign the invoice."

END OF SLA No 5

INITIALS: ____ & ____
LESSOR GOV'T

Lease No GS-07B-16402
SLA No. 5
Exhibit A

ORDER #	DESCRIPTION	AUTHORIZED	NOT AUTHORIZED	AMOUNT
1	ADD: Future Interview Windows	X		$5,044.00
2	ADD: 4 - Automatic Door Openers	X		$8,462.00
3	ADD: CAT 6 Data Cabling (net ADD price)	X		$5,900.00
4	DEDUCT: Carpet in Multi-purpose Room	X		<$3,683.00>
5	ADD: Ceramic in Multi-purpose Room	X		$4,225.00
6	ADD: Data Cable Changes	X		$14,262.32
7	ADD: Electrical Outlets	X		$3,337.12

TOTAL CHANGE ORDERS **$37,547.44**


Initials
Gov't
Lessor

ROCKY BLUFF, LLC
P.O. Box 746
LINDSAY, OK 73052
405/756-4394
FAX 405/756-9805

February 17, 2010

General Services Administration
FTS and PBS Payment Division (7BCP)
P.O. Box 17181
Fort Worth, TX 76105-0181

RE: Rocky Bluff, LLC
Contract # GS-07B-16402
GSA PDN# PS0016759
8455 Dishman Road
Beaumont, TX 77706
Invoice # 16402-5

Submitting invoice for the completions of alterations on the Beaumont, TX SSA building for the sum of $37,547.44. The additional items as follows:

SSA: **ADD** for future interview window $5,044.00; **ADD** 4 automatic door openers $8,462.00; Change to CAT6 data cable $5,900.00; **Deduct** for carpet in multi-purpose room -$3,683.00; **ADD** for ceramic tile in multi-purpose room $4,225.00; **ADD** for data cable changes $14,262.32; and **ADD** for additional electrical outlets $3,337.12. Total additions for SSA are $37,547.44.

Please make payable to: Rocky Bluff, LLC
103 SE 2nd
Lindsay, OK 73052
Fed ID# 02-0770602

Cordially,

Scott Standridge
Rocky Bluff, LLC, Manager

SOLICITATION FOR OFFERS

THE GENERAL SERVICES ADMINISTRATION

FOR

SOCIAL SECURITY ADMINISTRATION

IN

BEAUMONT, TEXAS

NAME: Jason Lichty
TITLE: Associate Director
COMPANY: Studley, Inc.

Contracting Officer: Vicki Moore
General Services Administration

The information collection requirements contained in this Solicitation/Contract, that are not required by the regulation, have been approved by the Office of Management and Budget pursuant to the Paperwork Reduction Act and assigned the OMB Control No. 3090-0163.

TABLE OF CONTENTS

INITIALS: ________ & ________
LESSOR GOV'T

INITIALS: ________ & ________
LESSOR GOV'T

1.0 SUMMARY

1.1 AMOUNT AND TYPE OF SPACE (SEP 2000)

A. The General Services Administration (GSA) is interested in leasing approximately 18,609 rentable square feet of space. The rentable space shall yield a minimum of 14,710 ANSI/BOMA Office Area (previously Usable) square feet to a maximum of 16,181 ANSI/BOMA Office Area square feet, available for use by tenant for personnel, furnishings, and equipment. Refer to the "ANSI/BOMA Office Area Square Feet" paragraph in the MISCELLANEOUS section of this Solicitation for Offers (SFO).

B. The Offer shall 1) be for space located in a quality building of sound and substantial construction as described in this SFO, 2) have a potential for efficient layout, 3) be within the square footage range to be considered, and 4) be in compliance with all of the Government's minimum requirements set forth herein. For purposes of this SFO, the definition of ANSI/BOMA Office Area square feet is in the "ANSI/BOMA Office Area Square Feet" paragraph in the MISCELLANEOUS section of this SFO.

C. To demonstrate potential for efficient layout, the Offeror may be requested to provide a test fit layout at the Offeror's expense when the space offered contains certain features like:

1. narrow column spacing;
2. atriums, light wells, or other areas interrupting contiguous spaces;
3. extremely long, narrow runs of space;
4. irregular space configurations; or
5. other unusual building features.
6. The Government will advise the Offeror if the test fit layout demonstrates that the Government's requirement cannot be accommodated within the space offered. The Offeror will have the option of increasing the ANSI/BOMA Office Area square footage offered, provided that it does not exceed the maximum ANSI/BOMA Office Area square footage in this SFO. If the Offeror is already providing the maximum ANSI/BOMA Office Area square footage and cannot house the Government's space requirements, then the Government will advise the Offeror that the offer is unacceptable.

D. Unless otherwise noted, all references in this SFO to square feet shall mean ANSI/BOMA Office Area square feet.

1.2 AREA OF CONSIDERATION

The space offered shall be located within the city limits of Beaumont, Texas.

Space should be located in a Class A office environment/professional office setting and not within close proximity to residential areas, railroad tracks, busy intersections or one-way access roads. Space should not be located near establishments where alcoholic beverages are sold or served, or where there are tenants related to drug treatment or detention facilities. Space shall not be located within a base flood plain or wetland unless the Government has determined it to be the only practicable alternative.

Sites which are located directly on a highway or 6-lane thoroughfare shall not be considered in the following instances: (1) if the two directions of traffic are separated by a physical barrier or traffic indicator which does not permit access from either direction within a block; (2) if the location access is directly from a highway, unless there is a traffic control device within two blocks or equivalent from the proposed office space. Locations must be as convenient to the visiting public as possible. Primary consideration in selecting boundaries will be accessibility by the public.

1.3 LOCATION: INSIDE OR OUTSIDE CITY CENTER (SEP 2000)

A. CITY CENTER NEIGHBORHOOD:

1. Space shall be located in a prime commercial office district with attractive, prestigious, professional surroundings with a prevalence of modern design and/or tasteful rehabilitation in modern use. Streets and public sidewalks shall be well-maintained.

2. *Parking.*
   a. The parking-to-square-foot ratio available on-site shall at least meet current local code requirements, or in the absence of a local code requirement, on-site parking shall be available at a ratio of 1 space for every 200 rentable square feet of Government-demised area.

3. *Location Amenities.*
   a. A variety of inexpensive and moderately priced fast food and/or eat-in restaurants shall be located within three (3) blocks. Other employee services, such as retail shops, cleaners, banks, etc., shall be located within three (3) blocks.

B. OUTSIDE OF CITY CENTER NEIGHBORHOOD:

1. Space shall be located 1) in an office, research, technology, or business park that is modern in design with a campus-like atmosphere or 2) on an attractively-landscaped site containing one or more modern office buildings that are professional and prestigious in appearance with the surrounding development well-maintained and in consonance with a professional image.

2. *Parking.*
   a. The parking-to-square-foot ratio available on-site shall at least meet current local code requirements, or in the absence of a local code requirement, on-site parking shall be available at a ratio of 1 space for every 200 rentable square feet of Government-demised area.

3. *Location Amenities.*
   a. A variety of inexpensive and moderately priced fast food and/or eat-in restaurants shall be located within three (3) blocks. Other employee services, such as retail shops, cleaners, banks, etc., shall be located within three (3) blocks.

1.4 UNIQUE REQUIREMENTS

All space must be contiguous on one floor. Space is required to be located on the first floor. All services, supplies, utilities, partitioning and tenant alterations are desired as part of the rental consideration. The Government will perform calculations that demonstrate the present value of the net operating income over the life of the lease does not exceed 90% of the fair market value of the asset. Net operating income is derived by subtracting operating expenses (Line 27, GSA Form 1217, Lessors Annual Cost Statement), property taxes, insurance, lessor's management and building maintenance,and reserves for replacement (1% of gross annual rental) from the gross annual rent. If said calculation is 90% or lessof projected fair market value, then award may be made. A rent cap may be required by the Government in order to satisfy this requirement.

1.5 LEASE TERM (SEP 2000)

The lease term is for fifteen (15) years, ten (10) years firm. GSA may terminate this lease any time after the 10th year on 90 days written notice to the Lessor. All the terms and conditions contained herein shall prevail throughout the term of the lease.

1.6 OFFER DUE DATE

Offers are due by February 5, 2007 and shall remain open until award is made under the provisions of this solicitation, or offer is rejected by the Government.

1.7 OCCUPANCY DATE (SEP 2000)

Occupancy is required within 180 working days following approval of final construction drawings.

1.8 HOW TO OFFER (SEP 2000)

A. Offers shall be submitted to the Broker Contractor at:
Studley, Inc.
Attention: Jason Lichty
15303 N Dallas Parkway, Suite 1200
Addison, Texas 75001

B. The following documents, properly executed, shall be submitted no later than the close of business on the offer due date.

1. SFO.
2. SFO Attachments, if applicable
3. GSA Form 1364, Proposal to Lease Space.
4. GSA Form 1217, Lessor's Annual Cost Statement.
   Column A of the GSA Form 1217, Line 31(a) will be used to reflect any agreement between LESSOR AND the Lessor Representative agent(s), broker(s), property manager, developer, employee, or any other agent or representative (expressed in either % or $) and Line 31(b) will reflect the agreement between LESSOR AND the GSA Tenant Representative broker (expressed in either % or $).
5. GSA Form 3517, General Clauses.
6. GSA Form 3518, Representatives and Certifications.
7. Prelease Fire and Life Safety Evaluation
8. Prelease Building Security Plan
9. First generation blue-line plans of the space offered, scaled at 1/8" = 1'-0" (preferred) or larger.
   a. Photostatic copies are not acceptable. All architectural features of the space shall be accurately shown. If conversion or renovation of the building is planned, alterations to meet this SFO shall be indicated. If requested, more informative plans shall be provided within ten (10) days.

INITIALS: ______ & ______
LESSOR GOV'T

b. Plans shall reflect corridors in place or the proposed corridor pattern for both a typical full (single-tenant) floor and/or partial (multi-tenant) floor. The corridors in place or proposed corridors shall meet local code requirements for issuance of occupancy permits.

c. GSA will review the corridors in place and/or proposed corridor pattern to make sure that these achieve an acceptable level of safety as well as to ensure that these corridors provide public access to all essential building elements. The Offeror will be advised of any adjustments that are required to the corridors for the purpose of determining the ANSI/BOMA Office Area space. The required corridors may or may not be defined by ceiling-high partitions. Actual corridors in the approved layout for the successful Offeror's space may differ from the corridors used in determining the ANSI/BOMA Office Area square footage for the lease award.

10. An hourly overtime rate for overtime use of heating and cooling. Refer to the "Overtime Usage" paragraph in the SERVICES, UTILITIES, MAINTENANCE section of this SFO. If proposed rate is different than recommended by an independent Government estimate, the Offeror may be required to submit worksheets justifying overtime energy usage and rates.

11. Any other information (such as a fact sheet, 5" wide x 3" high or larger color photograph, site plan, location map, and tax parcel map) in case of multiple tax parcels for an offered building, etc., in order for the Government to perform a complete and adequate analysis of the offered property. Such information may also be requested by the Government, and in such circumstances, shall be submitted by the Offeror within 5 working days of the request.

12. Written acknowledgement and permission to represent other owners for the same SFO if a leasing agent or owner's representative is presenting buildings for multiple ownership groups.

13. If applicable, the agents' disclosure and authorization from each ownership entity to offer in this SFO and/or represent multiple buildings with different ownerships, which may have conflicting interests. Owners and agents in conflicting interest situations are advised to exercise due diligence with regard to ethics, independent pricing, and Government procurement integrity requirements. In such cases, the Government reserves the right to negotiate with the owner directly.

14. Documents supporting evidence of capability to perform. Refer to the "Evidence of Capability to Perform" paragraph in the MISCELLANEOUS section of this SFO.

C. Refer to GSA Form 3516, Solicitation Provisions, for additional instructions. If additional information is needed, the Contracting Officer (or the Contracting Officer's designated representative) should be contacted.

D. There will be no public opening of offers, and all offers will be confidential until the lease has been awarded. However, the Government may release proposals outside the Government to a Government-support contractor to assist in the evaluation of offers. Such Government contractors shall be required to protect the data from unauthorized disclosure. The Offeror who desires to maximize protection of information in the offer may apply the restriction notice to the offer as described in GSA Form 3516, Solicitation Provision, 552.270-1 (d), *Restriction on Disclosure and Use of Data*.

E. IMPORTANT CLARIFICATIONS TO OFFER REQUIREMENTS:

1. Rate structure required from subparagraph B shall include the following:

   a. A lease rate per square foot for the building shell rental, fully serviced. It is the intent of the Government to lease a building shell with a Tenant Improvement Allowance. All improvements in the base building, lobbies, common areas, and core areas shall be provided by the Lessor, at the Lessor's expense. This rate shall include, but not limited to, property financing (exclusive of Tenant Improvement), insurance, taxes, management, profit, etc., for the building. The building shell rental rate shall also include all basic building systems and common area buildout, including base building lobbies, common areas, and core areas, etc., exclusive of the ANSI/BOMA Office Area space offered as required in this SFO.

   b. The annual cost (per usable and rentable square foot) for the cost of services and utilities. This equals line 27 of GSA Form 1217, Lessor's Annual Cost Statement, divided by the building size (shown on the top of both GSA Form 1364, Proposal to Lease Space, and Form 1217) for usable and rentable square feet respectively.

   c. An annualized percentage interest rate to be used by the Lessor to amortize the cost of the Tenant Improvement Allowance over the firm term of the lease.

   d. The annual amortized cost of the Tenant Improvement Allowance. Such amortization shall be expressed as a cost per usable and rentable square foot per year. Tenant Improvements shall be all alterations for the Government-demised area above the building shell buildout. The Tenant Alteration Allowance shall be $41.75 per ANSI/BOMA Office Area square foot. Such alterations shall be described and identified in the drawings used to construct the Government-demised area. The Tenant Alteration Allowance, which is to be provided by the Lessor to the Government for Tenant Improvements, shall be made available at lease execution.

   e. A fully-serviced lease rate per usable and rentable square foot as a summation of the amounts broken out in the subparagraphs a, b, and d for the lease.

   f. A fully-serviced lease rate per usable and rentable square foot for that portion of the lease term extending beyond the firm term. The rate proposed for this portion of the term shall not reflect any Tenant Improvements as they will have been fully amortized over the firm term.

INITIALS: ______ LESSOR & ______ GOV'T

1.9 **BUILDING SHELL REQUIREMENTS (SEP 2000)**

A. The Lessor's buildout obligations in providing a building shell (at the Lessor's expense) shall include the following:

1. Base structure and building enclosure components shall be complete. All common areas accessible by the Government, such as lobbies, fire egress corridors and stairwells, elevators, garages, and services areas, shall be complete. Restrooms shall be complete and operational. All newly installed building shell components, including but not limited to, heating, ventilation, and air conditioning (HVAC), electrical, ceilings, sprinklers, etc., shall be furnished, installed, and coordinated with Tenant Improvements.

2. *Accessibility Requirements.* Accessibility to persons with disabilities shall be required throughout the common areas accessible to Government tenants in accordance with both the ADAAG and the UFAS and shall be installed and coordinated with Tenant Improvements. Refer to the "Accessibility" paragraph and the "Accessibility and Seismic Safety" paragraph in the AWARD FACTORS section of this SFO.

3. *Ceilings.* A complete acoustical ceiling system (which includes grid and lay-in tiles) throughout the Government-demised area and all common areas accessible to Government tenants shall be required in accordance with the "Ceilings" paragraph in the ARCHITECTURAL FINISHES section of this SFO. The acoustical ceiling system shall be furnished, installed, and coordinated with Tenant Improvements.

4. *Doors.* Exterior building doors and doors necessary to the lobbies, common areas, and core areas shall be required. This does not include suite entry or interior doors specific to Tenant Improvements. Related hardware shall be installed in accordance with the "Doors: Hardware" paragraph and the "Doors: Exterior" paragraph in the ARCHITECTURAL FINISHES section of this SFO.

5. *Partitions.* Permanent, perimeter, and demising slab-to-slab partitions (including all columns) finished with paint and base shall be required in accordance with the "Partitions: General" paragraph and the "Partitions: Permanent" paragraph in the ARCHITECTURAL FINISHES section of this SFO.

6. *Flooring.* All building common areas shall have finished floors in accordance with the "Floor Covering and Perimeters" paragraph in the ARCHITECTURAL FINISHES section of this SFO.

7. *Plumbing.* The Offeror shall include cost of plumbing in common areas, such as for toilet rooms and janitor closets as part of the building shell cost. Hot and cold water risers and domestic waste and vent risers, installed and ready for connections that are required for Tenant Improvements, shall be included in the shell rent.

8. *HVAC.* Central HVAC systems shall be installed and operational, including, as appropriate, main and branch lines, VAV boxes, dampers, flex ducts, and diffusers, for an open office layout, including all building common areas. Conditioned air through medium pressure duct work at a rate of .75 cubic feet per minute per ANSI/BOMA Office Area square foot shall be provided.

9. *Electrical.* Electrical power distribution panels and circuit breakers shall be available in an electrical closet, with capacity at 277/480 volt (V) and 120/208 V, 3-phase, 4-wire system providing 7 watts (W) per ANSI/BOMA Office Area square foot.

10. *Lighting.* Parabolic type 2'-0" wide x 2'-0" high fluorescent lighting fixtures (or other building standard fixtures) shall be installed in the ceiling grid for an open office plan at the rate of 1 fixture per 80 ANSI/BOMA Office Area square feet. Lighting as necessary shall be provided in all building common areas in accordance with the "Lighting: Interior and Parking" paragraph in the MECHANICAL, ELECTRICAL, PLUMBING section of this SFO.

11. *Safety and Environmental Management.* Complete safety and environmental management shall be provided throughout the building in accordance with federal, state, and local codes and laws including, but not limited to, such items as fire detection and alarms, emergency building power for life safety systems, etc., and shall be in accordance with both the ADAAG and the UFAS. Where sprinklers are required in the Government-demised area, sprinkler mains and distribution piping in a "protection" layout (open plan) with heads turned down with an escutcheon or trim plate shall be provided.

12. *Telephone Rooms.* Building telecommunication rooms on each floor shall be completed, operational, and ready for Tenant Improvements. The telephone closets shall include a telephone backboard.

13. All of the above improvements are described in more detail hereinafter in this SFO.

1.10 **TENANT IMPROVEMENTS (SEP 2000)**

A. The Tenant Improvement Allowance shall be used for building out the Government-demised area in accordance with the Government-approved design intent drawings. All Tenant Improvements required by the Government for occupancy shall be performed by the successful Offeror as part of the rental consideration, and all improvements shall meet the quality standards and requirements of this SFO and GSA Form 3517, General Clauses.

B. The Tenant Improvement Allowance shall include all the Offeror's administrative costs, general contractor fees, subcontractor's profit and overhead costs, Offeror's profit and overhead, design costs, and other associated project fees necessary to prepare construction documents to complete the Tenant Improvements. It is the successful Offeror's responsibility to prepare all documentation (working drawings, etc.) required to receive construction permits. **NO COSTS ASSOCIATED WITH THE BUILDING SHELL SHALL BE INCLUDED IN THE TENANT IMPROVEMENT PRICING.**

INITIALS: ______ & ______
LESSOR GOV'T

1.11 **TENANT IMPROVEMENT RENTAL ADJUSTMENT (SEP 2000)**

A. All Tenant Improvements shall be identified after award of the contract in accordance with the provisions established in the "Design Intent Drawings" subparagraph in the "Construction Schedule of Tenant Improvements" paragraph in the MISCELLANEOUS section of this SFO.

1. The Government, at its sole discretion, shall make all decisions as to the usage of the Tenant Improvement Allowance. The Government may use all or part of the Tenant Improvement Allowance. The Government may return to the Lessor any unused portion of the Tenant Improvement Allowance in exchange for a decrease in rent according to the amortization rate over the firm term.

2. The Government reserves the right to make cash payments for any or all work performed by the Lessor. Prior to occupancy, the Government, at its sole discretion, may choose to pay lump sum for any or all of the Tenant Improvement Allowance. If, prior to occupancy, the Government elects to make a lump sum payment for any portion of the Tenant Improvement Allowance, the payment of the Tenant Improvement Allowance by the Government will result in a decrease in the rent. At any time after occupancy, the Government, at its sole discretion, may choose to pay lump sum for any part or all of the remaining unpaid amortized balance of the Tenant Improvement Allowance. If the Government elects to make a lump sum payment for the Tenant Improvement Allowance after occupancy, the payment of the Tenant Improvement Allowance by the Government will result in a decrease in the rent according to the amortization rate over the firm term of the lease.

3. If it is anticipated that the Government will spend more than the allowance identified above, the Government reserves the right to 1) reduce the Tenant Improvement requirements, 2) pay lump sum for the overage upon completion and acceptance of the improvements, or 3) increase the rent according to the negotiated amortization rate over the firm term of the lease.

4. Payment will not be made by the Government in instances where the Government accepts fixtures and/or other Tenant Improvements already in place. However, the Lessor will be reimbursed for costs to repair or improve the fixture(s) and/or any other improvements already in place.

1.12 **PLANS WITH OFFER (SEP 2000)**

All plans submitted for consideration shall have been generated by a Computer Aided Design (CAD) program which is compatible with the latest release of AutoCAD. The required file extension is .DWG. Clean and purged files shall be submitted on 3-1/2-inch double-sided, high density diskettes, or, if approved by the Contracting Officer, on CD-ROM or QIC (1/4-inch cartridge) tape. All submissions shall be accompanied with a written matrix indicating the layering standard to ensure that all information is recoverable. Plans shall include a proposed corridor pattern for typical floors and/or partial floors. All architectural features of the space shall be accurately shown.

1.13 **BROKER COMMISSION**

A. For the purposes of this SFO, Studley, Inc. (the Broker) is the authorized real estate broker representing GSA. A GSA Contracting Officer must review, approve, and execute the Lease. The government expects the Lessor to pay a commission to the Broker. By submitting an offer, the Lessor agrees that if the Lessor is paying a commission or fee in connection with this lease transaction to a listing agent, an offering agent, or broker, property manager, developer, or any other agent or representative, then the Lessor will pay a commission to the Broker that it normally would be entitled to pursuant to local business practices, as evidenced through a brokerage agreement between the Lessor and the Broker. The commission will be based on a lease term not to exceed the firm term of the lease contract. Commissions will not be negotiated or collected on option periods or for lease terms beyond the firm term of the lease. The Lessor agrees that the commission to be paid to the Broker shall be paid not later than the Lease Commencement date as defined in the "Construction Schedule of Tenant Improvements" paragraph in the MISCELLANEOUS section of this SFO. As part of the offer, the offeror shall disclose any and all commissions and/or fees to be paid by the Lessor including both the Lessor's agent(s), broker(s), property manager, developer or any other agent or representative and the Broker.

1.14 **NEGOTIATIONS (MAY 2005)**

A. Negotiations will be conducted on behalf of the Government by the Contracting Officer (or the Contracting Officer's designated representative). The Contracting Officer is named on the cover of this SFO. GSA will negotiate rental price for the initial term, any renewal periods, and any other aspect of the offer as deemed necessary.

B. The Offeror shall not enter into negotiations concerning the space leased or to be leased with representatives of federal agencies other than the Contracting Officer or designee.

C. The Contracting Officer or their designated representative will conduct oral or written negotiations with all Offerors that are within the competitive range. The competitive range will be established by the Contracting Officer on the basis of cost or price and other factors (if any) that are stated in this SFO and will include all of the most highly rated proposals, unless the range is further reduced for purposes of efficiency. Offerors who are not included in the competitive range will be notified in writing.

D. All Offerors will be provided a reasonable opportunity to submit any cost or price, technical, or other revisions to their offer that may result from the negotiations. Negotiations will be closed with submission of final proposal revisions ("Best and Final" offers).

1.15 PRICE EVALUATION (PRESENT VALUE) (MAY 2005)

A. If annual CPI adjustments in operating expenses are included, the Offeror shall be required to submit the offer with the total "gross" annual price per rentable square foot and a breakout of the "base" price per rentable square foot for services and utilities (operating expenses) to be provided by the Lessor. The "gross" price shall include the "base" price.

B. The Offeror shall be required to submit plans and any other information to demonstrate that the rentable space yields ANSI/BOMA Office Area space within the required ANSI/BOMA Office Area range. The Government will verify the amount of ANSI/BOMA Office Area square footage and will convert the rentable prices offered to ANSI/BOMA Office Area prices, which will subsequently be used in the price evaluation.

C. If the offer includes annual adjustments in operating expenses, the base price per ANSI/BOMA Office Area square foot from which adjustments are made will be the base price for the term of the lease, including any option periods.

D. Evaluation of offered prices will be on the basis of the annual price per ANSI/BOMA Office Area square foot, including any option periods. The Government will perform present value price evaluation by reducing the prices per ANSI/BOMA Office Area square foot to a composite annual ANSI/BOMA Office Area square foot price, as follows:

1. Parking and wareyard areas will be excluded from the total square footage but not from the price. For different types of space, the gross annual per square foot price will be determined by dividing the total annual rental by the total square footage minus these areas.

2. Free rent will be evaluated in the year in which it is offered. The gross annual per square foot price is adjusted to reflect free rent.

3. If annual adjustments in operating expenses will not be made, the gross annual per square foot price, , will be discounted annually at 5 percent to yield a gross present value cost (PVC) per square foot.

4. If annual adjustments in operating expenses will be made, the annual per square foot price, minus the Commission Credit (if applicable) and the base cost of operating expenses, will be discounted annually at 5 percent to yield a net PVC per square foot. The operating expenses will be both escalated at 2.5 percent compounded annually and discounted annually at 5 percent, then added to the net PVC to yield the gross PVC.

5. To the gross PVC will be added:

   a. The cost of Government-provided services not included in the rental escalated at 2.5 percent compounded annually and discounted annually at 5 percent.

   b. The annualized (over the full term) per ANSI/BOMA Office Area square foot cost of any items, which are to be reimbursed in a lump sum payment. (The cost of these items is present value; therefore, it will not be discounted.)

   c. The cost of relocation of furniture, telecommunications, replications costs, and other move-related costs, if applicable.

8. The sum of either subparagraphs 3 and 5 or subparagraphs 4 and 5 will be the ANSI/BOMA Office Area per square foot present value of the offer for price evaluation purposes.

1.16 HISTORIC PREFERENCE, GSAR 552.270-2 (VARIATION) (SEP 1999)

A. Preference will be given to Offerors of space in buildings in, or formally listed as eligible for inclusion in, the National Register of Historic Places, and to historically-significant buildings in historic districts listed in the National Register. Such preference will be extended to historic buildings and will result in award if:

1. The offer for space meets the terms and conditions of this SFO as well as any other offer received (It is within the discretion of the Contracting Officer to accept alternatives to certain architectural characteristics and safety features defined elsewhere in this SFO to maintain the historical integrity of the building, such as high ceilings, wooden floors, etc.) and

2. The rental is no more than 10 percent higher, on a total annual square foot (ANSI/BOMA Office Area) cost to the Government, than the lowest otherwise acceptable offer.

B. If more than one offer of an historic building is received and they meet the above criteria, an award will then be made to the lowest priced historic property offered.

1.17 AWARD (JAN 1997)

A. After conclusion of negotiations, the Contracting Officer will require the Offeror selected for award to execute the proposed lease prepared by GSA which reflects the proposed agreement of the parties.

B. The proposed lease shall consist of:

1. Standard Form 2 (or GSA Form 3626) U.S. Government Lease for Real Property,

2. required clauses,

3. required certifications and representations,

4. the pertinent provisions of the offer, and

5. the pertinent provisions of the SFO.

C. The acceptance of the offer and award of the lease by the Government occurs upon notification of unconditional acceptance of the offer or execution of the lease by the Contracting Officer and mailing or otherwise furnishing written notification or the executed lease to the successful Offeror.

1.18 ACCESSIBILITY FOR NEW CONSTRUCTION (SEP 2000)

To be considered for award, buildings to be constructed shall meet the new construction requirements of both the Americans With Disabilities Act Accessibility Guidelines (ADAAG) (Code of Federal Regulations 36 CFR Part 1191, App. A) and the Uniform Federal Accessibility Standards (UFAS) (Federal Register vol. 49, No. 153, August 7, 1984, reissued as FED. STD. 795, dated April 1, 1988, and amended by Federal Property Management Regulations 41 CFR, Subpart 101-19.6, Appendix A., 54 FR 12628, March 28, 1989). Where standards conflict, the more stringent shall apply.

1.19 SEISMIC SAFETY FOR NEW CONSTRUCTION (SEP 2000)

A. If an Offeror proposes to satisfy the requirements of this SFO through the construction of a new building or the construction of an addition to an existing building, then such new building or addition shall fully meet seismic safety standards, as described in subparagraphs B and C.

B. For those buildings or additions to buildings described in subparagraph A, the Offeror shall provide a written certification from a licensed structural engineer that the building(s) conforms to the seismic standards for new construction of the current (as of the date of this SFO) edition of the International Conference of Building Officials' (ICBO) *Uniform Building Code* (UBC), the Building Officials and Code Administrators (BOCA) *National Building Code*, or the Southern Building Code Congress International (SBCCI) *Standard Building Code*.

C. All design and engineering documents, including structural engineering calculations, shall be made available for review by the Government during design development to ensure compliance with seismic safety standards.

1.20 LABOR STANDARDS (AUG 2003)

A. If an Offeror proposes to satisfy the requirements of this SFO through the construction of a new building or the complete rehabilitation or reconstruction of an existing building, and the Government will be the sole or predominant tenant such that any other use of the building will be functionally or quantitatively incidental to the Government's use and occupancy, the following Federal Acquisition Regulation (FAR) clauses shall apply to all work (including base building and tenant buildout) performed prior to the Government's acceptance of space as substantially complete. Full text versions of these clauses are available upon request from the Contracting Officer. Full text versions are also available at the following web site: *http://www.arnet.gov/far/*

52.222-4 Contract Work Hours and Safety Standards Act - Overtime Compensation

52.222-6 Davis-Bacon Act

52.222-7 Withholding of Funds

52.222-8 Payrolls and Basic Records

52.222-9 Apprentices and Trainees

52.222-10 Compliance with Copeland Act Requirements

52.222-11 Subcontracts (Labor Standards)

52.222-12 Contract Termination-Debarment

52.222-13 Compliance with Davis-Bacon and Related Act Regulations

52.222-14 Disputes Concerning Labor Standards

52.222-15 Certification of Eligibility

1.21 SECURITY FOR NEW CONSTRUCTION (NOV 2005)

A. The requirements of this SFO can only be satisfied through the construction of a new building that fully complies with the lease security standards as described in this SFO and its attachments.

B. For those buildings described in subparagraph A, the Offeror shall provide a written certification from a licensed professional engineer that the building(s) conforms with a minimum of:

1. Window glazing, with a performance condition as specified in this SFO, as prescribed by WINGARD 4.1 or later or WINLAC 4.3 software.

2. Facade protection level, with a performance condition as specified in this SFO, as prescribed by WINGARD 4.1 or later or WINLAC 4.3 software.

3. Setback distance, as specified in this SFO, from the face of the building's exterior to the protected/defended perimeter (i.e., any potential point of explosion). This means the distance from the building to the curb or other boundary protected by bollards, planters or other street furniture. Such potential points of explosion may be, but are not limited to, such areas that could be accessible by any motorized vehicle (i.e., street, alley, sidewalk, driveway, parking lot).

4. Lobbies, mailrooms, and loading docks shall not share a return-air system with the remaining areas of the building. The Lessor shall provide lobby, mailroom, and loading dock ventilation systems' outside air intakes and exhausts with low leakage, fast acting, isolation dampers that can be closed to isolate their systems. Dedicated HVAC shall be required for mailrooms only when the Government specifically requires a centrally operated mailroom. On buildings of more than four stories, air intakes shall be located on the fourth floor or higher. On buildings of three stories or less, air intakes shall be located on the roof or as high as practical. Locating intakes high on a wall is preferred over a roof location.

C. The Offeror shall provide a Pre-Lease Building Security Plan (BSP) with its offer that addresses its compliance with the lease security standards, as described in this SFO and its attachments.

D. The Offeror shall provide the Government with all design and engineering documents, including structural engineering calculations.

E. Offers must include an itemized estimate for the costs of each security item identified as "shell" in Section 9, "Lease Security Standards," and for any security item in Section 10, "Special Requirements," below.

2.0 AWARD FACTORS

2.1 ACCESSIBILITY AND SEISMIC SAFETY (SEP 2000)

A. All offers received in response to this SFO will be evaluated to determine whether the offers fully meet National Institute of Standards and Technology (NIST) NISTIR 5382, Interagency Committee on Seismic Safety in Construction (ICSSC) RP 4, *Standards of Seismic Safety for Existing Federally Owned or Leased Buildings*, as modified below, and the accessibility requirements for new construction of the Americans With Disabilities Act Accessibility Guidelines (ADAAG) (Code of Federal Regulations 36 CFR Part 1191, App. A) and the Uniform Federal Accessibility Standards (UFAS) (Federal Register vol. 49, No. 153, August 7, 1984, reissued as FED. STD. 795, dated April 1, 1988, and amended by Federal Property Management Regulations CFR 41, Subpart 101-19.6, Appendix A, 54 FR 12628, March 28, 1989). Where standards conflict, the more stringent shall apply. If any offers are received which fully meet accessibility and seismic safety requirements, then other offers, which do not fully meet these requirements, will not be considered.

B. The following UFAS provisions are clearly more stringent than the ADAAG:

1. *Work Areas.* The UFAS requires that all areas be accessible where there may be employment of persons with disabilities. The ADAAG requires only that people with disabilities be able to approach, enter, and exit a work area. [UFAS 4.1.4; ADAAG 4.1.1(3)]

2. *Work Surface Scoping.* The UFAS requires that 5 percent of all fixed or built-in employee work surfaces be accessible. The ADAAG does not require work surfaces in work areas to be accessible. Both the UFAS and the ADAAG require that 5 percent of fixed tables in public or common use areas be accessible. [UFAS 4.1.2(17) and 4.32; ADAAG 4.1.1(3) and 4.1.3(18)]

3. *No Elevator Exception.* The UFAS has no exception to the elevator requirement in all multi-story buildings and facilities. The ADAAG provides an exception to the elevator requirement in certain buildings that are under three stories or have less than 3,000 square feet per story. [UFAS 4.1.2(5); ADAAG 4.1.3(5) Exception 1]

4. *Entrances in Multi-Grade Buildings.* The UFAS requires at least one principle entrance at each grade floor to a building to be accessible. The ADAAG requires that 1) at least 50 percent of all public entrances be accessible and 2) the number of exits required by the applicable building/fire code be used in determining the total number of accessible entrances required in a building or facility. The UFAS requires more accessible entrances in certain multi-grade buildings. [UFAS 4.1.2.(8); ADAAG 4.1.3(8)]

5. *Elevator Controls.* The UFAS requires elevator controls to be mounted no higher than 48 inches "unless there is a substantial increase in cost," in which case 54 inches is allowed. The ADAAG allows 54 inches whenever a parallel approach is provided. [UFAS 4.10.12(3); ADAAG 4.10.12(3)]

C. FULL COMPLIANCE:

1. "Fully meets" as used herein with regard to the accessibility requirements means the offer fully complies with both the ADAAG and the UFAS requirements for new construction, including but not limited to: Parking and Passenger Loading Zones, Accessible Route, Entrance and Egress, Ramps, Stairs, Handrails, Doors, Elevators, Telephones, Controls, Signage, Alarms, Drinking Fountains, Storage Facilities, Seating and Workstations, Assembly Areas, and Toilet Rooms. Where standards conflict, the more stringent shall apply.

2. "Fully meets" as used herein with regard to the seismic safety requirements means that the Offeror has provided a written certification (example available for the Contracting Officer) from a licensed structural engineer certifying that both the building design and construction are in full compliance with the life-safety performance level of NISTIR 5382, ICSSC RP 4, *Standards of Seismic Safety for Existing Federally Owned or Leased Buildings*, **AS MODIFIED HEREIN**:

   a. FEMA-178, *NEHRP Handbook for the Seismic Evaluation of Existing Buildings*, shall be replaced with FEMA-310, *Handbook for the Seismic Evaluation of Buildings: A Prestandard.*

b. Section 1.3.1, Post-Benchmark Buildings (Table 1: Advisory Benchmark Years) shall be replaced with the below table.

BENCHMARK BUILDINGS (Table 3-1 of FEMA-310)			
	Model Building Seismic Design Provisions		
BUILDING TYPE[1]	BOCA[Is]	SBCCI[Is]	UBC[Is]
Wood Frame, Wood Shear Panels (Type W1 and W2)[2]	1992	1993	1976
Wood Frame, Wood Shear Panels (Type W1A)	1992	1993	1976
Steel Moment Resisting Frame (Type S1 and S1A)	**	**	1994[4]
Steel Braced Frame (Type S2 and S2A)	1992	1993	1988
Light Metal Frame (Type S3)	*	*	*
Steel Frame w/Concrete Shear Walls (Type S4)	1992	1993	1976
Reinforced Concrete Moment Resisting Frame (Type C1)[3]	1992	1993	1976
Reinforced Concrete Shear Walls (Type C2 and C2A)	1992	1993	1976
Steel Frame with URM Infill (Type S5 and S5A)	*	*	*
Concrete Frame with URM Infill (Type C3 and C3A)	*	*	*
Tilt-up Concrete (Type PC1 and PC1A)	*	*	1997
Precast Concrete (Type PC2 and PC2A)	*	*	*
Reinforced Masonry (Type RM1)	*	*	1997
Reinforced Masonry (Type RM2)	1992	1993	1976
Unreinforced Masonry (Type URM)[5]	*	*	1991[6]
Unreinforced Masonry (Type URMA)	*	*	*

1 Building Type refers to one of the Common Building Types defined in Table 2-2 of FEMA-310.
2 Buildings on hillside sites shall not be considered Benchmark Buildings.
3 Flat Slab Buildings shall not be considered Benchmark Buildings.
4 Steel Moment-Resisting Frames shall comply with Section 2213.7.1.2 of the Uniform Building Code.
5 URM buildings evaluated using the ABK Methodology (ABK, 1984) may be considered Benchmark Buildings.
6 Refers to the UBCB Section of the UBC.
Is Only buildings designed and constructed or evaluated in accordance with FEMA-310 and being evaluated to the Life-Safety Performance level may be considered Benchmark Buildings.
* No Benchmark year; building shall be evaluated using FEMA-310.
** Local provisions shall be compared with the UBC.

BOCA Building Officials and Code Administrators, *National Building Code*.
SBCCI Southern Building Code Congress International, *Standard Building Code*.
UBC International Conference of Building Officials, *Uniform Building Code*.

c. Section 1.3.2, Leased Buildings, shall be revised as follows:

i. Buildings leased by the federal Government are exempt from these standards if both of the following apply:
(a) The leased space is less than 10,000 square feet **AND**
(b) The building is located in Regions of Low Seismicity in accordance with FEMA-310. According to FEMA-310, buildings located on sites for which the design short-period response acceleration, S_S, is less than 0.167 gravity (g), or for which the design one-second period response acceleration, S_1, is less than 0.067 g, shall be considered to be located within Regions of Low Seismicity.

d. FEMA-310, *Handbook for the Seismic Evaluation of Buildings: A Prestandard*, can be obtained by calling the Federal Emergency Management Agency (FEMA) Distribution Center at (800) 480-2520.

e. NISTIR 5382, ICSSC RP 4, *Standards of Seismic Safety for Existing Federally Owned or Leased Buildings*, can be obtained from the Building and Fire Research Laboratory, National Institute of Standards and Technology, Gaithersburg, MD 20899.

D. SUBSTANTIAL COMPLIANCE:

1. In accordance with both the ADAAG and the UFAS, if no offer is received which fully meets accessibility requirements for new construction, but an offer(s) is received which substantially meets these requirements, then other offers which do not substantially meet these requirements will not be considered. "Substantially meets" as used herein with regard to the accessibility requirements means the offer fully complies with both the ADAAG and the UFAS requirements for Parking and Passenger Loading Zones, Accessible Route, Entrance and Egress, Doors, Drinking Fountains, Toilet Rooms.

2. "Substantially meets" as used herein with regard to the seismic safety requirements will be determined by the Government based upon the Offeror's evaluation by a licensed structural engineer that specifically describes all exceptions to full compliance with the Model Building Seismic Design Provisions as shown in the Benchmark Buildings table above. The Offeror shall evaluate the building by using FEMA-310 and shall identify all deficiencies. Based upon the evaluation, the Contracting Officer will make an award to the Offeror which best meets both the seismic safety requirements and the other requirements of this SFO. Documentation of this evaluation shall be made available to the Government.

E. <u>LESS THAN SUBSTANTIAL COMPLIANCE</u>:
In accordance with both the ADAAG and the UFAS, if no offer is received which either fully or substantially meets the accessibility requirements of new construction, consideration will be given only to offers which meet the following minimum requirements:

1. At least one accessible route shall be provided from an accessible entrance to the leased space and all required accessible areas. At least one interior means of vertical access shall be provided. Elevators shall have complying Controls and Signage.

2. If parking is provided, then accessible spaces shall be included.

3. Accessible toilet rooms shall be provided as follows:

   a. Where more than one toilet room for each sex is provided on a floor on which the Government leases space, at least one toilet room for each sex on that floor shall be accessible.

   b. Where only one toilet room for each sex is provided on a floor on which the Government leases space, either one unisex toilet room or one toilet room for each sex on that floor shall be accessible.

   c. Where only one toilet room is provided in a building where the Government leases space, one unisex toilet room shall be accessible.

   d. In a qualified historic building where the Advisory Council on Historic Preservation determines that providing the above minimum accessible toilet facilities would threaten or destroy the historic integrity of the space, accessible unisex toilet room(s) shall be provided in the building.

F. If no offer is received which meets the minimum accessibility requirements described above, offers will not be considered unless a waiver of accessibility requirements is requested by the Contracting Officer and granted by the GSA Public Buildings Service Commissioner.

2.2 AWARD BASED ON PRICE (SEP 2000)
The lease will be awarded to the responsible Offeror whose offer conforms to the requirements of this SFO and is the lowest priced offer submitted. Refer to the "Price Evaluation" paragraph in the SUMMARY section of this SFO.

3.0 MISCELLANEOUS

3.1 TENANT IMPROVEMENTS PRIOR TO THE GOVERNMENT'S INITIAL ACCEPTANCE OF SPACE (SEP 2000)

A. The Lessor is required to provide cost or pricing data in conjunction with the Tenant Improvements as specified by the Government in GSA Form 3517, General Clauses.

B. In lieu of submitting detailed cost or pricing data and entering into negotiations to determine a final cost for the subject work, the Government (in accordance with FAR 15.403) is willing to accept a price based upon the results of a competitive proposal process if the following conditions are met:

1. The Lessor shall submit to the Government a proposal for overhead, profit, and architectural-engineering fees, permits, and regulatory fees for all Tenant Improvements.

   a. This will be negotiated and agreed upon prior to the award for the subject improvements (separate from lease award).

2. The scope of work includes the lease, the SFO, all SFO attachments, the construction drawings/documents, and written specifications. In cases of discrepancies, the Lessor shall immediately notify the Contracting Officer for resolution. All differences will be resolved by the Contracting Officer in accordance with the terms and conditions of the lease.

3. No building shell items shall be included in the competitive proposal.

4. A minimum of three qualified contractors shall be invited to participate in the competitive proposal process. Each participant shall compete independently in the process.

5. Each proposal shall be 1) submitted in Construction Specifications Institute (CSI) format by the proposed contractors and 2) reviewed by the Government. The Government reserves the right to determine if bids meet with the scope of work, that the price is reasonable, and that the Offeror is qualified to perform the work. The Government reserves the right to reject all bids, at its sole discretion.

6. The Government shall be represented at all negotiation sessions between the Lessor and potential contractors.

7. The Lessor shall demonstrate to the Government that best efforts have been made to obtain the most competitive prices possible, and the Lessor shall accept responsibility for all prices through direct contracts with all contractors.

8. The Lessor shall complete the competition and the cost proposal process in ten (10) working days or less from the date of issuance of completed construction documents. This will be considered the first ten (10) working days of the twenty one (21) days allotted to "Review of Working/construction Drawings." Refer to the "Construction Schedule of Tenant Improvements" paragraph in the MISCELLANEOUS section of this SFO.

9. Once the Government determines that there is adequate competition, and upon the Government's acceptance of the Lessor's cost proposal based upon that competition (provided the Lessor selects the competition's lowest priced bid of a contractor qualified to perform the subject work), the Contracting Officer shall issue to the Lessor a notice to proceed for the subject work.

10. The Lessor shall complete the work within the time frame requirements illustrated in the "Construction Schedule of Tenant Improvements" paragraph in the MISCELLANEOUS section of this SFO.

3.2 SUBSEQUENT TENANT IMPROVEMENTS $100,000 OR LESS (SEP 2000)

A. The Lessor may be requested to provide alterations during the term of the lease. Alterations will be ordered by issuance of GSA Form 276, Supplemental Lease Agreement, GSA Form 300, Order for Supplies or Services, or a Tenant Agency-approved form. The two clauses from GSA Form 3517, General Clauses, 552.232-25, *Prompt Payment* (Deviation FAR 52.232-25), and 552.232-70, *Invoice Requirements*, apply to orders for alterations. All orders are subject to the terms and conditions of this lease.

B. Orders may be placed by the 1) Contracting Officer, 2) GSA Buildings Manager, or 3) Tenant Agency officials when specifically authorized to do so by the Contracting Officer. The Contracting Officer will provide the Lessor with a list of Tenant Agency officials authorized to place orders and will specify any limitations on the authority delegated to Tenant Agency officials. The Tenant Agency officials are not authorized to deal with the Lessor on any other matters.

C. Payments for alterations ordered by the Tenant Agency will be made directly by the Tenant Agency placing the order.

3.3 ALTERNATE PROPOSALS

A. This SFO may specify certain items for which alternate proposals are required. For evaluation and negotiation, the offer shall state:

1. itemized costs for lump sum payment not to be included in the rental rate and

2. a rental rate which includes the costs of these items.

B. The Offeror shall provide costs for both methods of evaluation on GSA Form 1364, Proposal to Lease Space, in order to be considered for award. GSA may elect the option it deems most favorable.

INITIALS: ________ & ________
LESSOR GOV'T

3.4 **TAX ADJUSTMENT (SEP 2000)**

A. Real estate taxes, as referred to in this paragraph, are only those taxes which are assessed against the building and/or the land upon which the building is located, without regard to benefit to the property, for the purpose of funding general Government services. Real estate taxes shall not include, without limitation, general and/or special assessments, business improvement district assessments, or any other present or future taxes or governmental charges that are imposed upon the Lessor or assessed against the building and/or the land upon which the building is located.

B. Base year taxes as referred to in this paragraph are 1) the real estate taxes for the first 12-month period coincident with full assessment or 2) may be an amount negotiated by the parties that reflects an agreed upon base for a fully assessed value of the property.

C. The term "full assessment" as referred to in this paragraph means that the taxing jurisdiction has considered all contemplated improvements to the assessed property in the valuation of the same. Partial assessments for newly constructed projects or for projects under construction, conversion, or renovation will not be used for establishing the Government's base year for taxes.

D. The Lessor shall furnish the Contracting Officer with copies of all notices which may affect the valuation of said land and buildings for real estate taxes thereon, as well as all notices of a tax credit, all tax bills, and all paid tax receipts, or where tax receipts are not given, other similar evidence of payment acceptable to the Contracting Officer (hereinafter, evidence of payment), and a proper invoice (as described in GSA Form 3517, General Clauses, 552.232-75, *Prompt Payment*) of the tax adjustment including the calculation thereof, for each year that real estate taxes are incurred during the lease term or any extension thereof. All such documents are due within 10 calendar days of receipt except that the proper invoice and evidence of payment shall be submitted within 60 calendar days after the date the tax payment is due from the Lessor to the taxing authority. **FAILURE TO SUBMIT THE PROPER INVOICE AND EVIDENCE OF PAYMENT WITHIN SUCH TIME FRAME SHALL BE A WAIVER OF THE RIGHT TO RECEIVE PAYMENT RESULTING FROM AN INCREASED TAX ADJUSTMENT UNDER THIS PARAGRAPH.**

E. The Government shall 1) make a single annual lump sum payment to the Lessor for its share of any increase in real estate taxes during the lease term over the amount established as the base year taxes or 2) receive a rental credit or lump sum payment for its share of any decreases in real estate taxes during the lease term below the amount established as the base year taxes. The amount of lump sum payment or rental credit shall be based upon evidence of valuation and payment submitted by the Lessor to the Contracting Officer in accordance with subparagraph D.

1. In the event of an increase in taxes over the base year, the Lessor shall submit a proper invoice of the tax adjustment including the calculation thereof together with evidence of payment to the Contracting Officer. **THE GOVERNMENT SHALL BE RESPONSIBLE FOR PAYMENT OF ANY TAX INCREASE OVER THE BASE YEAR TAXES ONLY IF THE PROPER INVOICE AND EVIDENCE OF PAYMENT IS SUBMITTED BY THE LESSOR WITHIN 60 CALENDAR DAYS AFTER THE DATE THE TAX PAYMENT IS DUE FROM THE LESSOR TO THE TAXING AUTHORITY.** The due date for making payment shall be the 30th calendar day after receipt of evidence of payment by the Contracting Officer or the 30th calendar day after the anniversary date of the lease, whichever is later. If the lease terminates before the end of a tax year, payment for the tax increase due as a result of this section for the tax year will be prorated based on the number of days that the Government occupied the space. No increase will be paid, due, or owing unless all evidence of valuation and payment has been previously submitted to the Contracting Officer. The Government's payment for its share of real estate taxes shall not include any late charges, interest, or penalties imposed by the taxing authority as a result of the Lessor's delinquency in paying such taxes or charges.

2. In the event of a decrease in taxes from the base year, or in the event of any refund or tax deduction, the Lessor shall notify the Contracting Officer in accordance with subparagraph D. The Government shall be entitled to, and shall receive a credit for, the prorata reduction in taxes applicable to the premises encumbered by this lease, regardless of whether the Government has made a tax payment for that year. The Government's share of the credit will be determined in accordance with subparagraph F and shall be taken as a deduction from the rent. Any credit due the Government after the expiration or earlier termination of the lease (including, but not limited to, credits resulting from a decrease in taxes pursuant to a tax credit due the Lessor; a reduction in the tax assessment; or a tax appeal proceeding for a year of the lease, or portion thereof) shall be made by a lump sum payment to the Government or as a rental credit to any succeeding lease as determined by the Contracting Officer. The Lessor shall remit any lump sum payment to the Government within 15 calendar days of payment by the taxing authority to the Lessor or the Lessor's designee. If the credit due to the Government is not paid by the due date, interest shall accrue on the late payment at the rate established by the Secretary of the Treasury under Section 12 of the Contract Disputes Act of 1978 (United States Code 41 USC 611) that is in effect on the day after the due date. The interest penalty shall accrue daily on the amount of the credit and shall be compounded in 30-day increments inclusive from the first day after the due date through the payment date. The Government shall have the right to pursue the outstanding balance of any tax credit using all such collection methods as are available to the United States to collect debts. Such collection rights shall survive the expiration of this lease.

F. The Government shall pay its share of tax increases or shall receive its share of any tax decrease based on the ratio of the rentable square feet occupied by the Government to the total rentable square feet in the building or complex (percentage of occupancy). For the purpose of this lease, the Government's percentage of occupancy as of the date hereof is __________ percent based upon an occupancy of __________ rentable square feet in a building of __________ rentable square feet. This percentage shall be subject to adjustment to take into account additions or reductions of the amount of space as may be contemplated in this lease or amendments hereto. The block and lot/parcel or other identification numbers for the property, building(s), and parking areas(s) occupied under this lease are __________.

G. The Government may direct the Lessor upon reasonable notice to initiate a tax appeal, or the Government may decide to contest the tax assessment on behalf of the Government and the Lessor or for the Government alone. The Lessor shall furnish to the

Government information necessary for appeal of the tax assessment in accordance with the filing requirements of the taxing authority. If the Government decides to contest the tax assessment on its own behalf or on behalf of the Government and the Lessor, the Lessor shall cooperate and use all reasonable efforts including, but not limited to, affirming the accuracy of the documents, executing documents required for any legal proceeding, and taking such other actions as may be required. If the Lessor initiates an appeal on behalf of the Government, the Government and the Lessor will enter into an agreement to establish a method for sharing expenses and tax savings.

3.5 PERCENTAGE OF OCCUPANCY

The percent of the building occupied by the Government, for purposes of tax adjustments, will be established during negotiations.

3.6 OPERATING COSTS (SEP 2000)

A. Beginning with the second year of the lease and each year thereafter, the Government shall pay adjusted rent for changes in costs for cleaning services, supplies, materials, maintenance, trash removal, landscaping, water, sewer charges, heating, electricity, and certain administrative expenses attributable to occupancy. Applicable costs listed on GSA Form 1217, Lessor's Annual Cost Statement, when negotiated and agreed upon, will be used to determine the base rate for operating costs adjustment.

B. The amount of adjustment will be determined by multiplying the base rate by the percent of change in the Cost of Living Index. The percent change will be computed by comparing the index figure published in the month of the lease commencement date with the index figure published in the month which begins each successive 12-month period. For example, a lease which commences in June of 1995 would use the index published in June of 1995, and that figure would be compared with the index published in June of 1996, June of 1997, and so on, to determine the percent change. The Cost of Living Index will be measured by the Department of Labor revised Consumer Price Index for wage earners and clerical workers, U.S. city average, all items figure, (1982 to 1984 = 100) published by the Bureau of Labor Statistics. Payment will be made with the monthly installment of fixed rent. Rental adjustments will be effective on the anniversary date of the lease.

C. If the Government exercises an option to extend the lease term at the same rate as that of the original term, the option price will be based on the adjustment during the original term. Annual adjustments will continue.

D. In the event of any decreases in the Cost of Living Index occurring during the term of the occupancy under the lease, the rental amount will be reduced accordingly. The amount of such reductions will be determined in the same manner as increases in rent provided under this paragraph.

E. The offer shall clearly state whether the rental is firm throughout the term of the lease or if it is subject to annual adjustment of operating costs as indicated above. If operating costs will be subject to adjustment, those costs shall be specified on GSA Form 1364, Proposal to Lease Space, contained elsewhere in this SFO.

3.7 OPERATING COSTS BASE (SEP 2000)

The base for the operating costs adjustment will be established during negotiations based upon ANSI/BOMA Office Area square feet.

3.8 RENTABLE SPACE (SEP 2000)

Rentable space is the area for which a tenant is charged rent. It is determined by the building owner and may vary by city or by building within the same city. The rentable space may include a share of building support/common areas such as elevator lobbies, building corridors, and floor service areas. Floor service areas typically include restrooms, janitor rooms, telephone closets, electrical closets, and mechanical rooms. The rentable space does not include vertical building penetrations and their enclosing walls, such as stairs, elevator shafts, and vertical ducts.

3.9 ANSI/BOMA OFFICE AREA SQUARE FEET (SEP 2000)

A. For the purposes of this SFO, the Government recognizes the American National Standards Institute/Building Owners and Managers Association (ANSI/BOMA) international standard (Z65.1-1996) definition for Office Area, which means "the area where a tenant normally houses personnel and/or furniture, for which a measurement is to be computed."

B. ANSI/BOMA Office Area square feet shall be computed by measuring the area enclosed by the finished surface of the room side of corridors (corridors in place as well as those required by local codes and ordinances to provide an acceptable level of safety and/or to provide access to essential building elements) and other permanent walls, the dominant portion (refer to Z65.1) of building exterior walls, and the center of tenant-separating partitions. Where alcoves, recessed entrances, or similar deviations from the corridor are present, ANSI/BOMA Office Area square feet shall be computed as if the deviation were not present.

3.10 COMMON AREA FACTOR (SEP 2000)

If applicable, the Offeror shall provide the Common Area Factor (a conversion factor(s) determined by the building owner and applied by the owner to the ANSI/BOMA Office Area square feet to determine the rentable square feet for the offered space).

3.11 APPURTENANT AREAS

The right to use appurtenant areas and facilities is included. The Government reserves the right to post Government rules and regulations where the Government leases space.

3.12 LIQUIDATED DAMAGES, GSAR 552.270-15 (SEP 1999)

In case of failure on the part of the Lessor to complete the work within the time fixed in the lease contract or letter of award, the Lessor shall pay the Government as fixed and agreed liquidated damages, pursuant to this paragraph, the sum of one day's gross rent for each and every calendar day that the delivery is delayed beyond the date specified for delivery of all the space ready for occupancy by the Government. This remedy is not exclusive and is in addition to any other remedies which may be available under this lease or at law.

3.13 ADJUSTMENT FOR VACANT PREMISES, GSAR 552.270-16 (VARIATION) (SEP 1999)

A. If the Government fails to occupy any portion of the leased premises or vacates the premises in whole or in part prior to expiration of the term of the lease, the rental rate will be reduced.

B. The rate will be reduced by that portion of the costs per ANSI/BOMA Office Area square foot of operating expenses not required to maintain the space. Said reduction shall occur after the Government gives 30 calendar days prior notice to the Lessor and shall continue in effect until the Government occupies the premises or the lease expires or is terminated.

3.14 RELOCATION ASSISTANCE ACT (MARCH 2002)

A. If an Offeror proposes an improved site and new construction will result in the displacement of individuals or businesses, the successful Offeror shall be responsible for payment of relocation costs in accordance with the Uniform Relocation Assistance and Real Property Acquisition Policies Act of 1970 (P.L. 91-646), as amended, and the implementing regulations at 49 CFR Part 24.

B. Offerors shall incorporate the cost of such assistance into their shell rental rate.

C. The successful Offeror shall give GSA the name of the person and agency to be providing the relocation assistance to site tenants. In addition, the successful Offeror must provide background information about the relocation agency and references for which the relocation agent has performed relocation assistance in the past. Depending upon the complexity of the relocation project, Offerors may be required to provide a relocation plan with final proposal revisions.

3.15 EVIDENCE OF CAPABILITY TO PERFORM (SEP 2000)

A. AT THE TIME OF SUBMISSION OF OFFERS, THE OFFEROR SHALL SUBMIT TO THE CONTRACTING OFFICER:

1. Satisfactory evidence of at least a conditional commitment of funds in an amount necessary to prepare the space. Such commitments shall be signed by an authorized bank officer and at a minimum shall state: amount of loan; term in years; annual percentage rate; and length of loan commitment.

2. The name of the proposed construction contractor, as well as evidence of the contractor's experience, competency, and performance capabilities with construction similar in scope to that which is required herein.

3. The license or certification to practice in the state where the facility is located from the individual(s) and/or firm(s) providing architectural and engineering design services.

4. Compliance with local zoning laws or evidence of variances, if any, approved by the proper local authority.

5. Evidence of ownership or control of site.

B. AFTER AWARD:
Within thirty (30) days after award, the successful Offeror shall provide to the Contracting Officer evidence of:

1. A firm commitment of funds in an amount sufficient to perform the work.

2. Award of a construction contract for Tenant Improvements with a firm completion date.

3. Issuance of a building permit covering construction of the improvements.

3.16 CONSTRUCTION SCHEDULE

A. Within thirty (30) days after award of the lease contract, the successful Offeror shall submit to the Contracting Officer a tentative construction schedule giving the dates on which the various phases of construction will be completed to coincide with the Government's required occupancy date. Refer to the "Occupancy Date" paragraph in the SUMMARY section of this SFO. The finalized schedule shall be submitted no later than forty-five (45) days after award.

B. The schedule shall include timing for completion of design and construction milestones including, but not limited to: 1) submittal of preliminary plans and specifications; 2) submittal of other working drawings; 3) issuance of a building permit; 4) completed construction documents; 5) start of construction; 6) completion of principal categories of work; 7) phased completion and availability for occupancy of each portion of the Government-demised area (by floor, block, or other appropriate category); and 8) final construction completion.

3.17 CONSTRUCTION SCHEDULE OF TENANT IMPROVEMENTS (SEP 2000)

A. The construction schedule shall commence upon lease award, unless otherwise expressly agreed by the Lessor and Government as stated in the lease. The schedule shall be divided into six tasks for each phase. These are: 1) the generation of the design intent drawings; 2) the Government's approval of the design intent drawings; 3) the Lessor's generation of the Government's

working/construction drawings; 4) the Government's review of the working/construction drawings; 5) the Lessor's construction of the subject leased area; and 6) the Government's acceptance of the Lessor's construction. Each of these tasks is detailed below. References to working days shall be based upon a 5-day work week (Monday through Friday, exclusive of federal holidays). References to "approval" shall mean such approval granted by the Contracting Officer. During the construction schedule, the Government may request regularly scheduled progress meetings and request that the Lessor keep meeting minutes of discussion topics and attendance. During design and construction, the Lessor may discover instances where the Government's directives conflict. In such cases, the Lessor shall immediately notify the Contracting Officer so that the Government may issue a determination as to how to proceed beyond the building shell.

B. DESIGN INTENT DRAWINGS:
The Government shall prepare and provide to the Lessor the Government's approved design intent drawings detailing the Tenant Improvements to be made by the Lessor within the Government-demised area. Design intent drawings, for the purposes of this lease, are defined as fully-dimensioned drawings of the leased space which include enough information to prepare construction drawings and shall consist of: 1) furniture locations, telephone and data outlet types and locations; 2) specifications necessary for calculation of electrical and HVAC loads; and 3) all finish/color/signage selections. Design intent drawings shall be due to the Lessor within thirty (30) working days from award.

C. WORKING/CONSTRUCTION DRAWINGS:
The Lessor shall prepare, out of the Tenant Improvement Allowance, final working/construction drawings for the improvements illustrated on the Government-approved design intent drawings. The working/construction drawings shall include all mechanical, electrical, plumbing, fire safety, lighting, structural, and architectural improvements scheduled for inclusion into the Government-demised area. Working/construction drawings shall also be annotated with all applicable specifications. The resulting product shall reflect requirements which are substantially the same as that specified by the Government-approved design intent drawings and shall incorporate neither extraneous additions nor deletions of requirements. The Lessor's working/construction drawings shall be due to the Government within thirty (30) working days of the Government's approval of the design intent drawings. Working/construction drawings shall clearly identify 1) Tenant Improvements already in place and 2) the work to be done by the Lessor or others. The Government may also require at the time of submission of working/construction drawings that the Lessor submit a written price proposal along with adequate cost and pricing data for any costs or credits to the Government which are beyond the scope of the original SFO and its attachments. Any work shown on the working/construction drawings which is building shell shall be clearly identified as such.

D. REVIEW OF WORKING/CONSTRUCTION DRAWINGS:
The Government retains the right to review, and request modifications (if necessary) to, the Lessor's working/construction drawings prior to the Lessor's commencement of interior construction. The Government's review of the working/construction drawings is limited to the working/construction drawings' conformance to the specific requirements of the SFO and to the approved design intent drawings. The Government shall perform all reviews of working/construction drawings within twenty one (21) working days of receipt of such from the Lessor. Should the Government require that modifications be made to the Lessor's working/construction drawings, the Government shall state such in writing to the Lessor, and the Lessor shall have seven (7) working days to cure all noted defects before returning the working/construction drawings to the Government for a subsequent review. Upon complete Government review for conformance of the working/construction drawings to the design intent drawings, **A NOTICE TO PROCEED SHALL BE TRANSMITTED TO THE LESSOR**, and the Lessor shall obtain the necessary permits and shall commence construction of the space. Notwithstanding the Government's review of the working/construction drawings, the Lessor is solely responsible and liable for the technical accuracy of the working/construction drawings in meeting all requirements and provisions of the lease and the Government-approved design intent drawings.

E. CONSTRUCTION OF TENANT IMPROVEMENTS:
The Lessor shall construct all Tenant Improvements in accordance with 1) the Government reviewed working/construction drawings and 2) all terms and conditions of the SFO. The Lessor shall complete Tenant Improvements within the timeframe specified in the Occupancy Date paragraph. The Lessor shall furnish a detailed construction schedule (such as Critical Path Method) to the Government within 5 days of issuance of the notice to proceed. Such schedule shall also indicate the dates available for the Government contractors to install telephone/data lines or equipment. The Government reserves the right to access any space within the building during the conduct of interior construction for the purposes of performing inspections or for installing Government-furnished equipment. The Government shall coordinate with the Lessor the activity of Government contractors in order to minimize conflicts with, and disruption to, other contractors on site. Access shall not be denied to authorized Government officials including, but not limited to, Government contractors, subcontractors, or consultants acting on behalf of the Government with regard to this project.

F. ACCEPTANCE OF SPACE:
Fourteen (14) days prior to the completion of interior construction, the Lessor shall issue written notice to the Government to inspect the space. The Government shall have ten (10) working days to inspect and to either accept or reject the subject space.

1. Substantially completed space will be accepted by the Government subject to the completion of minor punch list items. Space which is not substantially complete will not be accepted by the Government. Should the Government reject the Lessor's space as not substantially complete as defined herein, the Lessor shall immediately undertake remedial action and when ready shall issue a subsequent notice to inspect to the Government.

2. Before the Government will accept space, the Lessor shall provide to the Contracting Officer 1) evidence of the issuance of a building permit incorporating the construction of required improvements and 2) a copy of the Certificate of Occupancy.

G. RENT COMMENCEMENT:
The rent commencement date (for each increment) shall be the date that space acceptance is made by the Government. Any rental paid by the Government prior to actual occupancy shall be less the cost for services and utilities. In any event, the

Government will not be required to accept space and commence rent prior to the original date as indicated in the Occupancy Date paragrpah.

H. LEASE COMMENCEMENT:
The Government shall issue GSA Form 276, Supplemental Lease Agreement, to establish the lease commencement date after the acceptance of all space. In any case, the lease commencement date shall not be prior to the rent commencement date.

3.18 PROGRESS REPORTS (SEP 2000)
After start of construction, at the Government's discretion, the successful Offeror shall submit to the Contracting Officer, written progress reports at intervals of thirty (30), sixty (60) and ninety (90) percent completion. Each report shall include information as to 1) percentage of the work completed by phase and trade; 2) a statement as to expected completion and occupancy date; 3) changes introduced into the work; and 4) general remarks on such items as material shortages, strikes, weather, etc. In addition, at the Government's discretion, the Lessor shall conduct weekly meetings to brief Government personnel and/or contractors regarding the progress of design and construction of the Government-demised area. Such meetings shall be held at a location to be designated by the Government.

3.19 CONSTRUCTION INSPECTIONS

A. Construction inspections will be made periodically by the Contracting Officer and/or designated technical representatives to review compliance with the SFO requirements and the final working drawings.

C. Periodic reviews, tests, and inspections by the Government are not to be interpreted as resulting in any approval of the Lessor's apparent progress toward meeting the Government's objectives but are intended to discover any information which the Contracting Officer may be able to call to the Lessor's attention to prevent costly misdirection of effort. The Lessor shall remain completely responsible for designing, constructing, operating, and maintaining the building in full accordance with the requirements of this SFO.

3.20 RESTORATION WAIVER
The lessor hereby waives and forever relinquishes any right to make a claim against the Government for restoration arising from alteration or removal of any alteration by the Government during the term of this lease or any extensions. Alterations may be completed by either the Government or lessor including initial build out of the lease space and/or any subsequent modifications required during the lease period. At the Government's sole discretion alterations will remain in the leased space after termination of the lease contract and will become property of the lessor.

4.0 GENERAL ARCHITECTURE

4.1 QUALITY AND APPEARANCE OF BUILDING EXTERIOR (SEP 2000)

The space offered shall be located in a modern office building with a facade of stone, marble, brick, stainless steel, aluminum, or other permanent materials in good condition acceptable to the Contracting Officer. If not in a new office building, the space offered shall be in a building that has undergone, or will complete by occupancy, first class restoration or adaptive reuse for office space with modern conveniences. If the restoration work is underway or proposed, then architectural plans acceptable to the Contracting Officer shall be submitted as part of the offer. The building shall be compatible with its surroundings. Overall, the building shall project a professional and aesthetically-pleasing appearance including an attractive front and entrance way. The building shall have energy-efficient windows or glass areas consistent with the structural integrity of the building, unless not appropriate for intended use. The facade, downspouts, roof trim, and window casing shall be clean and in good condition.

4.2 CONSTRUCTION WASTE MANAGEMENT (SEP 2000)

A. Recycling construction waste means providing all services necessary to furnish construction materials or wastes to organizations which will employ these materials or wastes in the production of new materials. Recycling includes required labor and equipment necessary to separate individual materials from the assemblies of which they form a part.

B. The Offeror shall submit to the Government a proposal to dispose of or recycle construction waste. Where the small quantity of material, the extraordinarily complex nature of the waste disposal method, or prohibitive expense for recycling would represent a genuine hardship, the Government may permit alternative means of disposal. This requirement shall also apply to subsequent alterations under the lease.

C. The Lessor shall recycle the following items during both the demolition and construction phases of the project, subject to economic evaluation and feasibility:

1. ceiling grid and tile;
2. light fixtures, including proper disposal of any transformers, ballasts, and fluorescent light bulbs;
3. duct work and HVAC equipment;
4. wiring and electrical equipment;
5. aluminum and/or steel doors and frames;
6. hardware;
7. drywall;
8. steel studs;
9. carpet, carpet backing, and carpet padding;
10. wood;
11. insulation;
12. cardboard packaging;
13. pallets;
14. windows and glazing materials;
15. all miscellaneous metals (as in steel support frames for filing equipment); and
16. all other finish and construction materials.

D. If any waste materials encountered during the demolition or construction phase are found to contain lead, asbestos, polychlorinated biphenyls (PCB's) (such as fluorescent lamp ballasts), or other harmful substances, they shall be handled and removed in accordance with federal and state laws and requirements concerning hazardous waste.

E. In addition to providing "one-time" removal and recycling of large-scale demolition items such as carpeting or drywall, the Lessor shall provide continuous facilities for the recycling of incidental construction waste during the initial construction.

F. Construction materials recycling records shall be maintained and shall be accessible to the Contracting Officer. Records shall include materials recycled or landfilled, quantity, date, and identification of hazardous wastes.

4.3 EXISTING FIT-OUT, SALVAGED, OR RE-USED BUILDING MATERIAL (SEP 2000)

A. Items and materials existing in the offered space, or to be removed from the offered space during the demolition phase, are eligible for reuse in the construction phase of the project. The reuse of items and materials is preferable to recycling them;

however, items considered for reuse shall be in refurbishable condition and shall meet the quality standards set forth by the Government in this SFO. In the absence of definitive quality standards, the Lessor shall ensure that the quality of the item(s) in question shall meet or exceed accepted industry or trade standards for first quality commercial grade applications.

B. The Lessor shall submit a reuse plan to the Contracting Officer. The Government will not pay for existing fixtures and other Tenant Improvements accepted in place. However, the Government will reimburse the Lessor, as part of the Tenant Improvement Allowance, the costs to repair or improve such fixtures or improvements identified on the reuse plan and approved by the Contracting Officer.

4.4 INDOOR AIR QUALITY DURING CONSTRUCTION (SEP 2000)

A. The Lessor shall provide to the Government material safety data sheets (MSDS) upon request for the following products prior to their installation or use: adhesives, caulking, sealants, insulating materials, fireproofing or firestopping materials, paints, carpets, floor and wall patching or leveling materials, lubricants, clear finish for wood surfaces, and janitorial cleaning products.

B. The Contracting Officer may eliminate from consideration products with significant quantities of toxic, flammable, corrosive, or carcinogenic material and products with potential for harmful chemical emissions. Materials used often or in large quantities will receive the greatest amount of review.

C. All MSDS shall comply with Occupational Safety and Health Administration (OSHA) requirements. The Lessor and its agents shall comply with all recommended measures in the MSDS to protect the health and safety of personnel.

D To the greatest extent possible, the Lessor shall sequence the installation of finish materials so that materials that are high emitters of volatile organic compounds (VOC) are installed and allowed to cure before installing interior finish materials, especially soft materials that are woven, fibrous, or porous in nature, that may adsorb contaminants and release them over time.

E. Where demolition or construction work occurs adjacent to occupied space, the Lessor shall erect appropriate barriers (noise, dust, odor, etc.) and take necessary steps to minimize interference with the occupants. This includes maintaining acceptable temperature, humidity, and ventilation in the occupied areas during window removal, window replacement, or similar types of work.

F. A final flush-out period of 48 hours to 72 hours shall be provided before occupancy. The Lessor shall ventilate with 100 percent outside air at the recommended air change rate during installation of materials and finishes. Refer to the latest edition of American Society of Heating, Refrigerating, and Air Conditioning Engineers, Inc. ANSI/(ASHRAE) Standard 62, *Ventilation for Acceptable Indoor Air Quality*. If outside air would cause unacceptable inside temperature levels, humidity levels, and/or air quality, an alternate ventilation plan may be submitted to the Contracting Officer for approval.

4.5 WORK PERFORMANCE (SEP 2000)

All work in performance of this lease shall be done by skilled workers or mechanics and shall be acceptable to the Contracting Officer. The Contracting Officer retains the right to reject the Lessor's workers 1) if such are either unlicensed, unskilled, or otherwise incompetent or 2) if such have demonstrated a history of either untimely or otherwise unacceptable performance in connection with work carried out in conjunction with either this contract or other Government or private contracts.

4.6 BUILDING SYSTEMS (JAN 1997)

Whenever requested, the Lessor shall furnish at no cost to GSA a report by a registered professional engineer(s) showing that the building and its systems as designed and constructed will satisfy the requirements of this lease.

4.7 SPACE EFFICIENCY (SEP 2000)

The design of the space offered shall be conducive to efficient layout and good utilization as determined by the Government at its sole discretion.

4.8 CAD AS-BUILT FLOOR PLANS (SEP 2000)

Computer-Aided Design (CAD) files of as-built floor plans showing the space under lease, as well as corridors, stairways, and core areas, shall be provided to the Contracting Officer along with the mylar drawings required in the "Floor Plans After Occupancy" paragraph in the GENERAL ARCHITECTURE section of this SFO. The plans shall have been generated by a CAD program which is compatible with the latest release of AutoCAD. The required file extension is .DWG. Clean and purged files shall be submitted on 3-1/2-inch double-sided, high density diskettes, or, if approved by the Contracting Officer, on CD-ROM or QIC (1/4-inch cartridge) tape. They shall be labeled with building name, address, list of drawing(s), date of the drawing(s), and Lessor's architect and phone number. The Lessor's operator shall demonstrate the submission on GSA equipment, if requested by the Contracting Officer.

4.9 FLOORS AND FLOOR LOAD (SEP 2000)

All adjoining floor areas shall be 1) of a common level not varying more than 1/4 inch over a 10-foot, 0-inch horizontal run in accordance with the American Concrete Institute standards, 2) non-slip, and 3) acceptable to the Contracting Officer. Underfloor surfaces shall be smooth and level. Office areas shall have a minimum live load capacity of 50 pounds per ANSI/BOMA Office Area square foot plus 20 pounds per ANSI/BOMA Office Area square foot for moveable partitions. Storage areas shall have a minimum live load capacity of 100 pounds per ANSI/BOMA Office Area square foot including moveable partitions. A report showing the floor load capacity, at no cost to the Government, by a registered professional engineer may be required. Calculations and structural drawings may also be required.

4.10 EXITS AND ACCESS (SEP 1991)
Vestibules shall be provided at public entrances and exits wherever weather conditions and heat loss are important factors for consideration. In the event of negative air pressure conditions, provisions shall be made for equalizing air pressure.

4.11 WINDOWS (SEP 2000)

A. Office space shall have windows in each exterior bay unless waived by the Contracting Officer.

B. All windows shall be weather-tight. Operable windows that open shall be equipped with locks. Off-street, ground level windows and those accessible from fire escapes, adjacent roofs, and other structures that can be opened shall be fitted with a sturdy locking device.

4.12 ACCESSIBILITY (SEP 2000)
The building, leased space, and areas serving the leased space shall be accessible to persons with disabilities in accordance with both the ADAAG (36 CFR Part 1191, App. A) and the UFAS (41 CFR Part 101-19.6, App. A). Where standards conflict, the more stringent shall apply.

4.13 LANDSCAPING (SEP 2000)

A. Where conditions permit, the site shall be landscaped for low maintenance and water conservation with plants that are either native or well-adapted to local growing conditions.

B. Landscape management practices shall prevent pollution by:

1. employing practices which avoid or minimize the need for fertilizers and pesticides;

2. prohibiting the use of the 2,4-Dichlorophenoxyacetic Acid (2,4-D) herbicide and organophosphates; and

3. composting/recycling all yard waste.

C. The Lessor shall use landscaping products with recycled content as required by Environmental Protection Agency's (EPA's) Comprehensive Procurement Guidelines (CPG) for landscaping products. Refer to EPA's CPG web site, *www.epa.gov/cpg.*

D. The Contracting Officer shall approve the landscaping to be provided.

5.0 ARCHITECTURAL FINISHES

5.1 RECYCLED CONTENT PRODUCTS (COMPREHENSIVE PROCUREMENT GUIDELINES) (SEP 2000)

A. The Lessor shall comply to the extent feasible with the Resource Conservation and Recovery Act (RCRA), Section 6002, 1976. The Lessor shall use recycled content products as indicated in this SFO and as designated by the U.S. Environmental Protection Agency (EPA) in the Comprehensive Procurement Guidelines (CPG), 40 CFR Part 247, and its accompanying Recovered Materials Advisory Notice (RMAN). The CPG lists the designated recycled content products. EPA also provides recommended levels of recycled content for these products. The list of designated products, EPA's recommendations, and lists of manufacturers and suppliers of the products can be found at the *www.epa.gov/cpg/products.htm* web site.

B. The Offeror, if unable to comply with both the CPG and RMAN lists, shall submit a request for waiver for each material to the Contracting Officer with initial offers. The request for waiver shall be based on the following criteria:

1. the cost of the recommended product is unreasonable;
2. inadequate competition exists;
3. items are not available within a reasonable period of time; and
4. items do not meet the SFO's performance standards.

5.2 ENVIRONMENTALLY PREFERABLE BUILDING PRODUCTS AND MATERIALS (SEP 2000)

A. The Lessor shall use environmentally preferable products and materials where economically feasible. Environmentally preferable products have a lesser or reduced effect on human health and the environment when compared to other products and services that serve the same purpose.

B. Refer to EPA's environmentally preferable products web site, *www.epa.gov/opptintr/epp*. In general, environmentally preferable products and materials do one or more of the following:

1. contain recycled material, are biobased, or have other positive environmental attributes;
2. minimize the consumption of resources, energy, or water;
3. prevent the creation of solid waste, air pollution, or water pollution; and
4. promote the use of non-toxic substances and avoid toxic materials or processes.

5.3 LAYOUT, FINISHES, AND COLORBOARDS (SEP 2000)

A. All building finishes shall be for first class, modern space.

B. The Lessor shall consult with the Contracting Officer prior to developing a minimum of five (5) color boards to include coordinated samples of finishes for all interior elements such as paint, wall coverings, base coving, carpet, window treatments, laminates, and vinyl flooring. All samples provided shall be in compliance with specifications set forth elsewhere in this SFO. Required color boards shall be provided within ten (10) working days of the request for such by the Contracting Officer. The color boards shall be approved by GSA prior to installation. Upon review with the Tenant Agency(ies), a selection of **ONE** color board shall be made within ten (10) working days, and unless otherwise specified prior to lease award, the Offeror may assume that **ONE** color board will be accepted for all finishes in the entire space under lease. No substitutes may be made by the Lessor after the color board is selected.

5.4 WOOD PRODUCTS (SEP 2000)

A. For all new installations of wood products, the Lessor is encouraged to use independently certified forest products. For information on certification and certified wood products, refer to the Forest Stewardship Council United States web site (*www.fscus.org/*) or the Certified Forest Products Council web site (*www.certifiedwood.org/*).

B. New installations of wood products used under this contract shall not contain wood from endangered wood species, as listed by the Convention on International Trade in Endangered Species. The list of species can be found at the following web site: *www.certifiedwood.org/Resources/CITES/CITESContent.html*.

C. Particle board, strawboard, and plywood materials shall comply with Department of Housing and Urban Development (HUD) standards for formaldehyde emission controls. Plywood materials shall not emit formaldehyde in excess of 0.2 parts per million (ppm), and particleboard materials shall not emit formaldehyde in excess of 0.3 ppm.

5.5 ADHESIVES AND SEALANTS (SEP 2000)

All adhesives employed on this project (including, but not limited to, adhesives for carpet, carpet tile, plastic laminate, wall coverings, adhesives for wood, or sealants) shall be those with the lowest possible VOC content below 20 grams per liter and which meet the requirements of the manufacturer of the products adhered or involved. The Lessor shall use adhesives and sealants with no formaldehyde or heavy metals.

INITIALS: ______ & ______
LESSOR GOV'T

5.6 INSULATION: THERMAL, ACOUSTIC, AND HVAC (SEP 2000)

A. All insulation products shall contain recovered materials as required by EPA's CPG and related recycled content recommendations.

B. No insulation installed with this project shall be material manufactured using chlorofluorocarbons (CFC's), nor shall CFC's be used in the installation of the product.

C. All insulation containing fibrous materials exposed to air flow shall be rated for that exposure or shall be encapsulated.

D. Insulating properties for all materials shall meet or exceed applicable industry standards. Polystyrene products shall meet American Society for Testing and Materials (ASTM) C578-91.

5.7 CEILINGS (SEP 2000)

A. Ceilings shall be at least 9 feet, 0 inches and no more than 12 feet, 0 inches measured from floor to the lowest obstruction. Areas with raised flooring shall maintain these ceiling height limitations above the finished raised flooring. Bulkheads and hanging or surface-mounted light fixtures which impede traffic ways shall be avoided. Ceilings shall be uniform in color and appearance throughout the leased space, with no obvious damage to tiles or grid.

B. Ceilings shall have a minimum noise reduction coefficient (NRC) of 0.60 throughout the Government-demised area.

C. Prior to closing the ceiling, the Lessor shall coordinate with the Government for the installation of any items above the ceiling.

D. Should the ceiling be installed in the Government-demised area prior to the Tenant Improvements, then the Lessor shall be responsible for all costs in regard to the disassembly, storage during alterations, and subsequent re-assembly of any of the ceiling components which may be required to complete the Tenant Improvements. The Lessor shall also bear the risk for any damage to the ceiling or any components thereof during the alterations.

E. Ceilings shall be a flat plane in each room and shall be suspended with ample light fixtures and finished as follows unless an alternate equivalent is pre-approved by the Contracting Officer:

1. *Restrooms.* Plaster or pointed and taped gypsum board.

2. *Offices and Conference Rooms.* Mineral and acoustical tile or lay in panels with textured or patterned surface and tegular edges or an equivalent pre-approved by the Contracting Officer. Tiles or panels shall contain recycled content.

3. *Corridors and Eating/Galley Areas.* Plaster or pointed and taped gypsum board or mineral acoustical tile.

5.8 WALL COVERINGS (SEP 2000)

A. BUILDING SHELL:

1. *Physical Requirements.*

a. Prior to occupancy, all restrooms within the building common areas of Government-occupied floors shall have 1) ceramic tile in splash areas and 2) vinyl wall covering not less than 13 ounces per square yard as specified in Federal Specification (FS) CCC-W-408C on remaining wall areas or an equivalent pre-approved by the Contracting Officer.

b. Prior to occupancy, all elevator areas which access the Government-demised area and hallways accessing the Government-demised area shall be covered with vinyl wall coverings not less than 22 ounces per square yard as specified in FS CCC-W-408C or an equivalent pre-approved by the Contracting Officer.

2. *Replacement.* All wall covering shall be maintained in "like new" condition for the life of the lease. Wall covering shall be replaced or repaired at the Lessor's expense any time during the Government's occupancy if it is torn, peeling or permanently stained; the ceramic tile in the restrooms shall be replaced or repaired if it is loose, chipped, broken, or permanently discolored. All repair and replacement work shall be done after working hours.

B. TENANT IMPROVEMENT INFORMATION:

1. In the event the Government chooses to install wall covering as part of the Tenant Improvement Allowance, the minimum standard is established as vinyl or polyolefin commercial wall covering weighing not less that 13 ounces per square yard as specified in FS CCC-W-408C or equivalent. The finish shall be pre-approved by the Contracting Officer.

2. All wall covering in the Government-demised area shall be maintained in "like new" condition for the life of the lease. Repair or replacement of wall covering shall be at the Lessor's expense and shall include the moving and returning of furnishings, (except where wall covering has been damaged due to the negligence of the Government), any time during the occupancy by the Government if it is torn, peeling, or permanently stained. All repair and replacement work shall be done after working hours.

5.9 PAINTING (SEP 2000)

A. BUILDING SHELL:

1. The Lessor shall bear the expense for all painting associated with the building shell. These areas shall include all common areas. Exterior perimeter walls and interior core walls within the Government-demised area shall be spackled and prime

painted with low VOC primer. If any building shell areas are already painted prior to Tenant Improvements, then the Lessor shall repaint, at the Lessor's expense, as necessary during Tenant Improvements.

2. Public areas shall be painted at least every 3 years.

B. TENANT IMPROVEMENT INFORMATION:

1. Prior to occupancy, all surfaces within the Government-demised area which are designated by GSA for painting shall be newly finished in colors acceptable to GSA.

2. Where feasible, reprocessed or consolidated latex paint with zero or low VOC shall be used in accordance with EPA's CPG on all painted surfaces. The type of paint shall be acceptable to the Contracting Officer. The Lessor shall follow the manufacturer's recommendations for the application and maintenance of all paint products.

3. Painted surfaces shall be repainted at the Lessor's expense, including the moving and returning of furnishings, any time during the occupancy by the Government if it is peeling or permanently stained, except where damaged due to the negligence of the Government. All work shall be done after normal working hours as defined elsewhere in this SFO.

4. If the Government desires cyclical repainting during the term of the lease, the cost will be borne by the Tenant Agency.

5.10 DOORS: EXTERIOR (SEP 2000)

A. BUILDING SHELL:

1. Exterior doors shall be provided at the Lessor's expense unless explicitly requested by the Government in addition to those provided by the Lessor. Exterior doors shall be weather-tight and shall open outward. Hinges, pivots, and pins shall be installed in a manner which prevents removal when the door is closed and locked.

2. These doors shall have a minimum clear opening of 32" wide x 80" high (per leaf). Doors shall be heavy-duty, flush, 1) hollow steel construction, 2) solid-core wood, or 3) insulated tempered glass. As a minimum requirement, hollow steel doors shall be fully insulated, flush, #16-gauge hollow steel. Solid-core wood doors and hollow steel doors shall be at least 1-3/4 inches thick. Door assemblies shall be of durable finish and shall have an aesthetically-pleasing appearance acceptable to the Contracting Officer. The opening dimensions and operations shall conform to the governing building, fire safety, accessibility for the disabled, and energy codes and/or requirements.

5.11 DOORS: SUITE ENTRY (SEP 2000)

A. TENANT IMPROVEMENT INFORMATION:

Suite entry doors shall be provided as part of the Tenant Improvements at the Government's expense and shall have a minimum clear opening of 32" wide x 84" high (per leaf). Doors shall meet the requirements of being a flush, solid-core, 1-3/4-inch thick, wood door with a natural wood veneer face or an equivalent pre-approved by the Contracting Officer. Hollow core wood doors are not acceptable. They shall be operable by a single effort and shall be in accordance with *National Building Code* requirements. Doors shall be installed in a metal frame assembly, finished with a semi-gloss oil based paint finish.

5.12 DOORS: INTERIOR (SEP 2000)

A. TENANT IMPROVEMENT INFORMATION:

Doors within the Government-demised area shall be provided as part of the Tenant Improvements at the Government's expense and shall have a minimum clear opening of 32" wide x 80" high. Doors shall meet the requirements of being a flush, solid-core, wood door with a natural wood veneer face or an equivalent pre-approved by the Contracting Officer. Hollow core wood doors are not acceptable. They shall be operable with a single effort and shall be in accordance with *National Building Code* requirements. Doors shall be installed in a metal frame assembly, primed and finished with a low VOC semi-gloss oil based paint with no formaldehyde.

5.13 DOORS: HARDWARE (NOV 2005)

A. BUILDING SHELL:

Doors shall have door handles or door pulls with heavyweight hinges. All doors shall have corresponding doorstops (wall- or floor-mounted) and silencers. All public use doors and toilet room doors shall be equipped with kick plates. Exterior doors and all common area doors shall have automatic door closers. All building exterior doors shall have locking devices installed to reasonably deter unauthorized entry. Properly rated and labeled fire door assemblies shall be installed on all fire egress doors.

B. TENANT IMPROVEMENT INFORMATION:

Doors shall have door handles or door pulls with heavy-weight hinges. All doors shall have corresponding door stops (wall- or floor-mounted) and silencers. All door entrances leading into the Government-demised area from public corridors and exterior doors shall have automatic door closers. Doors designated by the Government shall be equipped with 5-pin, tumbler cylinder locks, and strike plates. All locks shall be master keyed. The Government shall be furnished with at least two master keys for each lock. Any exterior entrance shall have a high security lock, with appropriate key control procedures, as determined by Government specifications. Hinge pins and hasps shall be secured against unauthorized removal by using spot welds or peened mounting bolts. The exterior side of the door shall have a lock guard or astragal to prevent jimmying of the latch hardware. Doors used for egress only shall not have any operable exterior hardware. All security-locking arrangements on doors used for egress shall comply with requirements of NFPA 101.

5.14 DOORS: IDENTIFICATION (SEP 2000)

A. BUILDING SHELL:
All signage required in common areas unrelated to tenant identification shall be provided and installed at the Lessor's expense.

B. TENANT IMPROVEMENT INFORMATION:
Door identification shall be installed in approved locations adjacent to office entrances as part of the Tenant Improvement Allowance. The form of door identification shall be approved by the Contracting Officer.

5.15 PARTITIONS: GENERAL (SEP 2000)

A. BUILDING SHELL:
Partitions in public areas shall be marble, granite, hardwood, sheetrock covered with durable vinyl wall covering, or an equivalent pre-approved by the Contracting Officer.

5.16 PARTITIONS: PERMANENT (SEP 2000)

A. BUILDING SHELL:
Permanent partitions shall extend from the structural floor slab to the structural ceiling slab. They shall be provided by the Lessor at the Lessor's expense as necessary to surround the Government-demised area, stairs, corridors, elevator shafts, toilet rooms, all columns, and janitor closets. They shall have a flame spread rating of 25 or less and a smoke development rating of 50 or less (ASTM E-84). Stairs, elevators, and other floor openings shall be enclosed by partitions and shall have the fire resistance required by National Fire Protection Association (NFPA) Standard 101, *Life Safety Code*.

5.17 PARTITIONS: SUBDIVIDING (SEP 2000)

A. BUILDING SHELL:
Any demolition of existing improvements which is necessary to satisfy the Government's layout shall be done at the Lessor's expense.

B. TENANT IMPROVEMENT INFORMATION:

1. Office subdividing partitions shall comply with applicable building codes and local requirements and shall be provided at the expense of the Government. Partitioning shall extend from the finished floor to the finished ceiling and shall be designed to provide a sound transmission class (STC) of 37. Partitioning shall be installed by the Lessor at locations to be determined by the Government as identified in the design intent drawings. They shall have a flame spread rating of 25 or less and a smoke development rating of 50 or less (ASTM E-84).

2. HVAC shall be rebalanced and lighting repositioned, as appropriate, after installation of partitions.

3. Partitioning requirements may be met with existing partitions if they meet the Government's standards and layout requirements.

5.18 FLOOR COVERING AND PERIMETERS (SEP 2000)

A. BUILDING SHELL:

1. Exposed interior floors in primary entrances and lobbies shall be marble, granite, terrazzo, or an equivalent pre-approved by the Contracting Officer. Exposed interior floors in secondary entrances, elevator lobbies, and primary interior corridors shall be high-grade carpet, marble, granite, terrazzo, durable vinyl composite tile, or an equivalent pre-approved by the Contracting Officer. Resilient flooring, or an equivalent pre-approved by the Contracting Officer, shall be used in telecommunications rooms. Floor perimeters at partitions shall have wood, rubber, vinyl, marble, carpet base, or an equivalent pre-approved by the Contracting Officer.

2. Terrazzo, unglazed ceramic tile, recycled glass tile, and/or quarry tile shall be used in all toilet and service areas unless another covering is pre-approved by the Contracting Officer.

B. CARPET – REPAIR OR REPLACEMENT:

1. Except when damaged by the Government, the Lessor shall repair or replace carpet at the Lessor's expense at any time during the lease term when:

   a. backing or underlayment is exposed;

   b. there are noticeable variations in surface color or texture; or

   c. tears and tripping hazards are present.

2. Repair or replacement shall include the moving and returning of furnishings. Work shall be performed after normal working hours as defined elsewhere in this SFO.

C. RESILIENT FLOORING – REPAIR OR REPLACEMENT:

1. Except when damaged by the Government, the Lessor shall repair or replace resilient flooring at the Lessor's expense at any time during the lease term when:

   a. it has curls, upturned edges, or other noticeable variations in texture.

2. Repair or replacement shall include the moving and returning of furnishings. Work shall be performed after normal working hours as defined elsewhere in this SFO.

D. TENANT IMPROVEMENT INFORMATION:

1. Floor covering shall be either carpet or resilient flooring, as specified in the Government's design intent drawings. Floor perimeters at partitions shall have wood, rubber, vinyl, carpet base, or an equivalent pre-approved by the Contracting Officer.

2. The use of existing carpet may be approved by the Contracting Officer; however, existing carpet shall be repaired, stretched, and cleaned before occupancy and shall meet the static buildup requirement for new carpet.

3. If the Government requires restrooms and/or shower rooms in the Government-demised area, floor covering shall be terrazzo, unglazed ceramic tile, and/or quarry tile.

E. INSTALLATION:

Floor covering shall be installed in accordance with manufacturing instructions to lay smoothly and evenly.

5.19 CARPET TILE (SEP 2000)

A. Any carpet to be newly installed shall meet the following specifications:

1. *Pile Yarn Content.* Pile yarn content shall be staple filament or continuous filament branded by a fiber producer (e.g., Allied, DuPont, Monsanto, BASF), soil-hiding nylon or polyethylene terephthalate (PET) resin.

2. *Environmental Requirements.* The Lessor shall use carpet that meets the "Green Label" requirements of the Carpet and Rug Institute unless an exception is granted by the Contracting Officer.

3. *Carpet Pile Construction.* Carpet pile construction shall be tufted level loop, level cut pile, or level cut/uncut pile.

4. *Pile Weight.* Pile weight shall be a minimum of 26 ounces per square yard for level loop and cut pile. Pile weight shall be a minimum of 32 ounces per square yard for plush and twist.

5. *Secondary Back.* The secondary back shall be polyvinyl chloride, ethylene vinyl acetate, polyurethane, polyethylene, bitumen, or olefinic hardback reinforced with fiberglass.

6. *Total Weight.* Total weight shall be a minimum of 130 ounces per square yard.

7. *Density.* The density shall be 100 percent nylon (loop and cut pile) with a minimum of 4,000; other fibers, including blends and combinations with a minimum of 4,500.

8. *Pile Height.* The minimum pile height shall be 1/8 inch. The combined thickness of the pile, cushion, and backing height shall not exceed 1/2 inch (13 mm).

9. *Static Buildup.* Static buildup shall be a maximum of 3.5 kilovolt, when tested in accordance with AATCC-134.

10. *Carpet Construction.* Carpet construction shall be a minimum of 64 tufts per square inch.

5.20 ACOUSTICAL REQUIREMENTS (SEP 2000)

A. BUILDING SHELL:

1. *Reverberation Control.* Ceilings in carpeted space shall have a noise reduction coefficient (NRC) of not less than 0.55 in accordance with ASTM C-423. Ceilings in offices, conference rooms, and corridors having resilient flooring shall have an NRC of not less than 0.65.

2. *Ambient Noise Control.* Ambient noise from mechanical equipment shall not exceed noise criteria curve (NC) 35 in accordance with the ASHRAE *Handbook of Fundamentals* in offices and conference rooms; NC 40 in corridors, cafeterias, lobbies, and toilets; NC 50 in other spaces.

3. *Noise Isolation.* Rooms separated from adjacent spaces by ceiling-high partitions (not including doors) shall not be less than the following noise isolation class (NIC) standards when tested in accordance with ASTM E-336:

   a. Conference rooms NIC 40

   b. Offices NIC 35

4. *Testing.*

   a. The Contracting Officer may require, at no cost to the Government, test reports by a qualified acoustical consultant showing that acoustical requirements have been met.

   b. The requirements of this paragraph shall take precedence over any additional specifications in this SFO if there is a conflict.

5.21 WINDOW COVERINGS (SEP 2000)

A. TENANT IMPROVEMENT INFORMATION:

1. *Window Blinds.* All exterior windows shall be equipped with window blinds in new or like new condition, which shall be provided as part of the Tenant Improvement Allowance. The blinds may be aluminum or plastic vertical blinds or horizontal blinds with aluminum slats of 1-inch width or less or an equivalent pre-approved by the Contracting Officer. The window blinds shall have non-corroding mechanisms and synthetic tapes. Color selection will be made by the Contracting Officer.

2. *Draperies.* If draperies are required, the following minimum specifications shall apply:

   a. Fabrics shall be lined with either white or off-white plain lining fabric suited to the drapery fabric weight. Draperies shall be either floor-, apron-, or sill-length, as specified by the Government, and shall be wide enough to cover window and trim. Draperies shall be hung with drapery hooks on well-anchored heavy duty traverse rods. Traverse rods shall draw from either the center, right, or left side.

   b. Construction. Any draperies to be newly installed, shall be made as follows:

      i. fullness of 100 percent, including overlap, side hems, and necessary returns;
      ii. double headings of 4 inches turned over a 4-inch permanently finished stiffener;
      iii. doubled side hems of 1-1/2 inches; 4-inch doubled and blind stitched bottom hems;
      iv. three-fold pinch pleats;
      v. safety stitched intermediate seams;
      vi. matched patterns;
      vii. tacked corners; and
      viii. no raw edges or exposed seams.

   c. Use of existing draperies must be approved by the Contracting Officer.

5.22 BUILDING DIRECTORY (SEP 2000)

A. BUILDING SHELL:

A tamper-proof directory with lock shall be provided in the building lobby listing the Government agency(ies). It must be acceptable to the Contracting Officer.

5.23 FLAG POLE (SEP 2000)

A. BUILDING SHELL:

If the Government is the sole occupant of the building, a flag pole shall be provided at a location to be approved by the Contracting Officer. The flag will be provided by the Government. This requirement may be waived if determined inappropriate by GSA.

6.0 MECHANICAL, ELECTRICAL, PLUMBING

6.1 MECHANICAL, ELECTRICAL, PLUMBING: GENERAL (SEP 2000)

A. BUILDING SHELL:

The Lessor shall provide and operate all building equipment and systems in accordance with applicable technical publications, manuals, and standard procedures. Mains, lines, and meters for utilities shall be provided by the Lessor. Exposed ducts, piping, and conduits are not permitted in office space.

6.2 ENERGY COST SAVINGS (SEP 2000)

A. The Offeror is encouraged to use 1) Energy Savings Performance Contracts (ESPC) or 2) utility agreements to achieve, maintain, and/or exceed the ENERGY STAR Benchmark Score of 75. The Offeror is encouraged to include shared savings in the offer as a result of energy upgrades where applicable. The ENERGY STAR Online Benchmark Tool can be found at the *www.epa.gov/energystar* web site.

B. All new construction shall achieve an ENERGY STAR Building Label within 1 year after reaching 95 percent occupancy and will continue to retain the ENERGY STAR Building Label if the level of performance is maintained.

C. The Offeror may obtain a list of energy service companies qualified under the Energy Policy Act to perform ESPC, as well as additional information on cost-effective energy efficiency, renewables, and water conservation. For the ESPC qualified list, refer to the *www.eren.doe.gov/femp* web site, or call the FEMP Help Desk at 1-800-566-2877.

6.3 DRINKING FOUNTAINS (SEP 2000)

A. BUILDING SHELL:

The Lessor shall provide, on each floor of office space, a minimum of one chilled drinking fountain within every 150 feet, 0 inches of travel distance.

6.4 TOILET ROOMS (SEP 2000)

A. BUILDING SHELL:

1. Separate toilet facilities for men and women shall be provided on each floor occupied by the Government in the building. The facilities shall be located so that employees will not be required to travel more than 200 feet, 0 inches on one floor to reach the toilets. Each toilet room shall have sufficient water closets enclosed with modern stall partitions and doors, urinals (in men's room), and hot (set in accordance with applicable building codes) and cold water. Water closets and urinals shall not be visible when the exterior door is open.

2. Each main toilet room shall contain the following equipment:

   a. a mirror above the lavatory;

   b. a toilet paper dispenser in each water closet stall, that will hold at least two rolls and allow easy, unrestricted dispensing;

   c. a coat hook on the inside face of the door to each water closet stall and on several wall locations by the lavatories;

   d. at least one modern paper towel dispenser, soap dispenser, and waste receptacle for every two lavatories;

   e. a coin-operated sanitary napkin dispenser in women's toilet rooms with a waste receptacle for each water closet stall;

   f. ceramic tile, recycled glass tile, or comparable wainscot from the floor to a minimum height of 4 feet, 6 inches;

   g. a disposable toilet seat cover dispenser; and

   h. a counter area of at least 2 feet, 0 inches in length, exclusive of the lavatories (however, it may be attached to the lavatories) with a mirror above and a ground fault interrupt-type convenience outlet located adjacent to the counter area.

B. If newly installed, toilet partitions shall be made from recovered materials as listed in EPA's CPG.

6.5 TOILET ROOMS: FIXTURE SCHEDULE (SEP 2000)

A. BUILDING SHELL:

1. The toilet fixture schedule specified below shall be applied to each full floor based on one person for each 135 ANSI/BOMA Office Area square feet of office space in a ratio of 20 percent men and 80 percent women.

2. Refer to the schedule separately for each sex.

NUMBER OF MEN*/WOMEN	WATER CLOSETS	LAVATORIES
1 - 15	1	1
16 - 35	2	2
36 - 55	3	3
56 - 60	4	3
61 - 80	4	4
81 - 90	5	4
91 - 110	5	5
111 - 125	6	5
126 - 150	6	**
> 150	***	

* In men's facilities, urinals may be substituted for 1/3 of the water closets specified.

** Add one lavatory for each 45 additional employees over 125.

*** Add one water closet for each 40 additional employees over 150.

3. For new installations:

   a. Water closets shall not use more than 1.6 gallons per flush.

   b. Urinals shall not use more than 1.0 gallons per flush.

   c. Faucets shall not use more than 2.5 gallons per minute at a flowing water pressure of 80 pounds per square inch.

6.6 JANITOR CLOSETS (SEP 2000)

A. BUILDING SHELL:

Janitor closets with service sink, hot and cold water, and ample storage for cleaning equipment, materials, and supplies shall be provided on all floors. Each janitor closet door shall be fitted with an automatic deadlocking latch bolt with a minimum throw of 1/2 inch.

6.7 HEATING AND AIR CONDITIONING (SEP 2000)

A. BUILDING SHELL:

1. Temperatures shall conform to local commercial equivalent temperature levels and operating practices in order to maximize tenant satisfaction. These temperatures shall be maintained throughout the leased premises and service areas, regardless of outside temperatures, during the hours of operation specified in the lease.

2. During non-working hours, heating temperatures shall be set no higher than 55° Fahrenheit, and air conditioning shall not be provided except as necessary to return space temperatures to a suitable level for the beginning of working hours. Thermostats shall be secured from manual operation by key or locked cage. A key shall be provided to the GSA Field Office Manager.

3. Simultaneous heating and cooling are not permitted.

4. Areas having excessive heat gain or heat loss, or affected by solar radiation at different times of the day, shall be independently controlled.

5. *Equipment Performance.* Temperature control for office spaces shall be assured by concealed central heating and air conditioning equipment. The equipment shall maintain space temperature control over a range of internal load fluctuations of plus 0.5 W/sq.ft. to minus 1.5 W/sq.ft. from initial design requirements of the tenant.

6. *HVAC Use During Construction.* The permanent HVAC system may be used to move both supply and return air during the construction process only if the following conditions are met:

   a. a complete air filtration system with 60 percent efficiency filters is installed and properly maintained;

   b. no permanent diffusers are used;

   c. no plenum-type return air system is employed;

d. the HVAC duct system is adequately sealed to prevent the spread of airborne particulate and other contaminants; and

e. following the building "flush-out," all duct systems are vacuumed with portable high-efficiency particulate arrestance (HEPA) vacuums and documented clean in accordance with National Air Duct Cleaners Association (NADCA) specifications.

7. *Ductwork Re-use and Cleaning.* Any ductwork to be reused and/or to remain in place shall be cleaned, tested, and demonstrated to be clean in accordance with the standards set forth by NADCA. The cleaning, testing, and demonstration shall occur immediately prior to Government occupancy to avoid contamination from construction dust and other airborne particulates.

8. *Insulation.* All insulation shall contain recovered materials as required by EPA's CPG and related recycled content recommendations.

9. The Lessor shall conduct HVAC system balancing after any HVAC system alterations during the term of the lease and shall make a reasonable attempt to schedule major construction outside of office hours.

B. TENANT IMPROVEMENT INFORMATION:

1. *Zone Control.* Individual thermostat control shall be provided for office space with control areas not to exceed 2,000 ANSI/BOMA Office Area square feet. Areas which routinely have extended hours of operation shall be environmentally controlled through dedicated heating and air conditioning equipment. Special purpose areas (such as photocopy centers, large conference rooms, computer rooms, etc.) with an internal cooling load in excess of 5 tons shall be independently controlled. Concealed package air conditioning equipment shall be provided to meet localized spot cooling of tenant special equipment. Portable space heaters are prohibited from use.

6.8 VENTILATION (SEP 2000)

A. During working hours in periods of heating and cooling, ventilation shall be provided in accordance with the latest edition of ANSI/ASHRAE Standard 62, *Ventilation for Acceptable Indoor Air Quality.*

B. Air filtration shall be provided and maintained with filters having a minimum efficiency rating as determined by ANSI/ASHRAE Standard 52.2, *Method of Testing General Ventilation Air Cleaning Devices for Removal Efficiency by Particle Size.* Pre-filters shall be 30 percent to 35 percent efficient. Final filters shall be 80 percent to 85 percent efficient for particles at 3 microns.

C. Where the Lessor proposes that the Government shall pay utilities, the following shall apply:

1. an automatic air or water economizer cycle shall be provided to all air handling equipment, and

2. the building shall have a fully functional building automation system capable of control, regulation, and monitoring of all environmental conditioning equipment. The building automation system shall be fully supported by a service and maintenance contract.

6.9 VENTILATION: TOILET ROOMS (DEC 1993)

Toilet rooms shall be properly exhausted, with a minimum of 10 air changes per hour.

6.10 ELECTRICAL: GENERAL (SEP 2000)

The Lessor shall be responsible for meeting the applicable requirements of local codes and ordinances. When codes conflict, the more stringent standard shall apply. Main service facilities shall be enclosed. The enclosure may not be used for storage or other purposes and shall have door(s) fitted with an automatic deadlocking latch bolt with a minimum throw of 1/2 inch. Distribution panels shall be circuit breaker type with 10 percent spare power load and circuits.

6.11 ELECTRICAL: DISTRIBUTION (SEP 2000)

A. BUILDING SHELL:

1. Main power distribution switchboards and distribution and lighting panel boards shall be circuit breaker type with copper buses that are properly rated to provide the calculated fault circuits. All power distribution panel boards shall be supplied with separate equipment ground buses. All power distribution equipment shall be required to handle the actual specified and projected loads plus 10 percent spare load capacity. Distribution panels are required to accommodate circuit breakers for the actual calculated needs plus 10 percent spare circuits that will be equivalent to the majority of other circuit breakers in the panel system. All floors shall have 120/208 V, 3-phase, 4-wire with bond, 60 hertz electric service available.

2. Main distribution for standard office occupancy shall be provided at the Lessor's expense. In no event shall such power distribution (not including lighting and HVAC) for the Government-demised area fall below 7 W per ANSI/BOMA Office Area square foot.

3. Convenience outlets shall be installed in accordance with NFPA Standard 70, *National Electrical Code*, or local code, whichever is more stringent.

B. TENANT IMPROVEMENT INFORMATION:

1. All electrical, telephone, and date outlets within the Government-demised area shall be installed by the Lessor at the expense of the Government in accordance with the design intent drawings. All electrical outlets shall be installed in accordance with NFPA Standard 70, or local code, whichever is more stringent.

2. All tenant outlets shall be marked and coded for ease of wire tracing; outlets shall be circuited separately from lighting. All floor outlets shall be flush with the plane of the finished floor.

3. The Lessor shall ensure that outlets and associated wiring (for electricity, voice, and data) to the workstation(s) shall be safely concealed in partitions, ceiling plenums, in recessed floor ducts, under raised flooring, or by use of a method acceptable to the Contracting Officer. In any case, cable on the floor surface shall be minimized.

6.12 ELECTRICAL: ADDITIONAL DISTRIBUTION SPECIFICATIONS

If the Offeror proposes that building maintenance will be the responsibility of the Government, the Lessor shall provide duplex utility outlets in toilets, corridors, and dispensing areas for maintenance purposes at no cost to the Government. Fuses and circuit breakers shall be plainly marked or labeled to identify circuits or equipment supplied through them.

6.13 TELECOMMUNICATIONS: DISTRIBUTION AND EQUIPMENT (SEP 2000)

A. BUILDING SHELL:

1. Sufficient space shall be provided on the floor(s) where the Government occupies space for the purposes of terminating telecommunications service into the building. The building's telecommunications closets located on all floors shall be vertically-stacked. Telecommunications switchrooms, wire closets, and related spaces shall be enclosed. The enclosure shall not be used for storage or other purposes and shall have door(s) fitted with an automatic door-closer and deadlocking latch bolt with a minimum throw of 1/2 inch.

2. Telecommunications switchrooms, wire closets, and related spaces shall meet applicable Telecommunications Industry Association (TIA) and Electronic Industries Alliance (EIA) standards. These standards include the following:

   a. TIA/EIA-568, *Commercial Building Telecommunications Cabling Standard*,

   b. TIA/EIA 569, *Commercial Building Standard for Telecommunications Pathways and Spaces*,

   c. TIA/EIA-570, *Residential and Light Commercial Telecommunications Wiring Standard*, and

   d. TIA/EIA-607, *Commercial Building Grounding and Bonding Requirements for Telecommunications Standard.*

3. Telecommunications switchrooms, wire closets, and related spaces shall meet applicable NFPA standards. Bonding and grounding shall be in accordance with NFPA Standard 70, *National Electrical Code*, and other applicable NFPA standards and/or local code requirements.

B. TENANT IMPROVEMENT INFORMATION:

Telecommunications floor or wall outlets shall be provided as required. At a minimum, each outlet shall house one 4-pair wire jack for voice and one 4-pair wire jack for data. The Lessor shall ensure that all outlets and associated wiring, copper, coaxial cable, optical fiber, or other transmission medium used to transmit telecommunications (voice, data, video, Internet, or other emerging technologies) service to the workstation shall be safely concealed under raised floors, in floor ducts, walls, columns, or molding. All outlets/junction boxes shall be provided with rings and pull strings to facilitate the installation of cable. Some transmission medium may require special conduit, inner duct, or shielding as specified by the Government.

6.14 TELECOMMUNICATIONS: LOCAL EXCHANGE ACCESS (SEP 2000)

A. BUILDING SHELL:

1. The Government reserves the right to contract its own telecommunications (voice, data, video, Internet or other emerging technologies) service in the space to be leased. The Government may contract with one or more parties to have inside wiring (or other transmission medium) and telecommunications equipment installed.

2. The Lessor shall allow the Government's designated telecommunications providers access to utilize existing building wiring to connect its services to the Government's space. If the existing building wiring is insufficient to handle the transmission requirements of the Government's designated telecommunications providers, the Lessor shall provide access from the point of entry into the building to the Government's floor space, subject to any inherent limitations in the pathway involved.

3. The Lessor shall allow the Government's designated telecommunications providers to affix telecommunications antennae (high frequency, mobile, microwave, satellite, or other emerging technologies), subject to weight and wind load conditions, to roof, parapet, or building envelope as required. Access from the antenna(e) to the leased space shall be provided.

4. The Lessor shall allow the Government's designated telecommunications providers to affix antennae and transmission devices throughout its leased space and in appropriate common areas frequented by the Government's employees so as to allow the use of wireless telephones and communications devices necessary to conduct business.

B. TENANT IMPROVEMENT INFORMATION:

Should the Government's security requirements require sealed conduit to house the telecommunications transmission medium, the Lessor shall provide such conduit at the expense of the Government.

6.15 DATA DISTRIBUTION (SEP 2000)

The Lessor at its expense shall be responsible for purchasing and installing data cable. The Lessor shall ensure that data outlets and the associated wiring used to transmit data to workstations shall be safely concealed in floor ducts, walls, columns, or below access flooring. The Lessor shall provide outlets, which shall include rings and pull strings to facilitate the installation of the data cable. When cable consists of multiple runs, the Lessor shall provide ladder-type cable trays to insure that Lessor-provided cable does not come into contact with suspended ceilings. Cable trays shall form a loop around the perimeter of the Government-demised area such that they are within a 30-foot, 0-inch horizontal distance of any single drop.

6.16 ELECTRICAL, TELEPHONE, DATA FOR SYSTEMS FURNITURE (SEP 2000)

A. TENANT IMPROVEMENT INFORMATION:

1. The Lessor shall provide as part of the Tenant Improvement Allowance separate data, telephone, and electric junction boxes for the base feed connections to Government-provided modular or systems furniture, when such feeds are supplied via wall outlets or floor penetrations. When overhead feeds are used, junction boxes shall be installed for electrical connections. Raceways shall be provided throughout the furniture panels to distribute the electrical, telephone, and data cable. The Lessor shall provide all electrical service wiring and connections to the furniture at designated junction points. Each electrical junction shall contain an 8-wire feed consisting of 3 general-purpose 120-V circuits with 1 neutral and 1 ground wire, and a 120-V isolated-ground circuit with 1 neutral and 1 isolated-ground wire. A 20-ampere circuit shall have no more than 8 general-purpose receptacles or 4 isolated-ground "computer" receptacles.

2. The Government shall at its expense be responsible for purchasing telecommunications cable. Said cable shall be installed and connected to systems furniture by the Lessor/contractor with the assistance and/or advice of the Government or computer vendor. The Lessor shall provide wall-mounted data and telephone junction boxes, which shall include rings and pull strings to facilitate the installation of the data and telecommunications cable. When cable consists of multiple runs, the Lessor shall provide ladder-type cable trays to insure that Government-provided cable does not come into contact with suspended ceilings. Cable trays shall form a loop around the perimeter of the Government-demised area such that they are within a 30-foot, 0-inch horizontal distance of any single drop. Said cable trays shall provide access to both telecommunications data closets and telephone closets.

3. The Lessor shall furnish and install suitably sized junction boxes in the vicinity of the "feeding points" of the furniture panels. All "feeding points" shall be shown on Government-approved design intent drawings. The Lessor shall temporarily cap off the wiring in the junction boxes until the furniture is installed during Phase 2. The Lessor shall make all connections in the power panel and shall keep the circuit breakers off. The Lessor shall identify each circuit with the breaker number and shall identify the computer hardware to be connected to it. The Lessor shall identify each breaker at the panel and identify the devices that it serves.

4. PHASE 2 involves the Lessor's electrical contractor connecting power poles or base feeds in the junction boxes to the furniture electrical system and testing all pre-wired receptacles in the systems furniture. It also involves other Government contractors who will be installing the data cable in the furniture panels for the terminal and printer locations, installing the connectors on the terminal/printer ends of the cable, and continuity testing each cable. All Phase 2 work shall be coordinated and performed in conjunction with the furniture, telephone, and data cable installers. Much of this work may occur over a weekend on a schedule that requires flexibility and on-call visits.

6.17 ADDITIONAL ELECTRICAL CONTROLS

If the Offeror proposes that the Government pay separately for electricity, no more than 500 square feet of office may be controlled by one switch or automatic light control for all space on the Government meter, either through a building automation system, time clock, occupant sensor, or other comparable system acceptable to the Contracting Officer.

6.18 ELEVATORS (SEP 2000)

A. The Lessor shall provide suitable passenger and freight elevator service to any Government-demised area not having ground level access. Service shall be available during the hours specified in the "Normal Hours" paragraph in the SERVICES, UTILITIES, MAINTENANCE section of this SFO. However, one passenger and one freight elevator shall be available at all times for Government use. The freight elevator shall be accessible to the loading areas. When possible, the Government shall be given 24-hour advance notice if the service is to be interrupted for more than 1-1/2 hours. Normal service interruption shall be scheduled outside of the Government's normal working hours. The Lessor shall also use best efforts to minimize the frequency and duration of unscheduled interruptions.

B. CODE:

Elevators shall conform to the current edition of the American Society of Mechanical Engineers ANSI/(ASME) A17.1, *Safety Code for Elevators and Escalators*, except that elevator cabs are not required to have a visual or audible signal to notify passengers during automatic recall. Elevator lobby smoke detectors shall not activate the building fire alarm system but shall signal the fire department or central station services and capture the elevators. The elevator shall be inspected and maintained in accordance with the current edition of the ANSI/ASME A17.2, *Inspectors' Manual for Elevators*. All elevators shall meet both the ADAAG and the UFAS requirements.

C. SAFETY SYSTEMS:

Elevators shall be equipped with telephones or other two-way emergency signaling systems. The system used shall be marked and shall reach an emergency communication location staffed during normal operating hours when the elevators are in service. When Government occupancy is 3 or more floors above grade, automatic elevator emergency recall is required.

D. SPEED:
The passenger elevators shall have a capacity to transport in 5 minutes 15 percent of the normal population of all upper floors (based on 150 square feet per person). Further, the dispatch interval between elevators during the up-peak demand period shall not exceed 35 seconds.

E. INTERIOR FINISHES:
Elevator cab walls shall be hardwood, marble, granite, or an equivalent pre-approved by the Contracting Officer. Elevator cab floors shall be marble, granite, terrazzo, or an equivalent pre-approved by the Contracting Officer.

6.19 LIGHTING: INTERIOR AND PARKING (NOV 2005)

A. BUILDING SHELL:

1. The Lessor shall provide interior lighting, as part of the building shell cost, in accordance with the following:

a. Modern, diffused fluorescent fixtures using no more than 2.0 W per ANSI/BOMA Office Area square foot shall be provided. Such fixtures shall be capable of producing a light level of 50 average maintained foot-candles at working surface height throughout the space. Tubes shall then be removed to provide 1) 30 foot-candles in portions of work areas other than work surfaces and 2) 1 foot-candle to 10 foot-candles, or minimum levels sufficient to ensure safety, in non-working areas. Exceptions may be granted by the GSA Buildings Manager. When the space is not in use by the Government, interior and exterior lighting, except that essential for safety and security purposes, shall be turned off.

b. Exterior parking areas, vehicle driveways, pedestrian walkways, and building perimeter shall have 5 foot-candles for doorway areas, 3 foot-candles for transition areas (including stairwells), and at least 1 foot-candle overlapping throughout the lot, except where local codes conflict. Illumination shall be designed based on Illuminating Engineering Society of North America (IESNA) standards. Indoor parking shall have a minimum of 10 foot-candles and shall be designed based on IESNA standards. The intent is to provide adequate lighting at entrances/exits, garages, parking lots or other adjacent areas to the building to discourage crimes against persons.

c. Exterior building lighting must have emergency power backup to provide for safe evacuation of the building in case of natural disaster, power outage, or criminal/terrorist activity.

d. The Lessor shall provide occupancy sensors and/or scheduling controls through the building automation system to reduce the hours that the lights are on when the space is unoccupied. Daylight dimming controls shall be used in atriums or other space where daylight can contribute to energy savings.

e. Lighting shall be controlled by occupancy sensors arranged to control open areas, individual offices, conference rooms, toilet rooms within the Government-demised area, and all other programmed spaces or rooms within the leased space. The control system shall provide an optimal mix of infrared and ultrasonic sensors suitable for the configuration and type of space. Occupancy sensors shall be located so that they have a clear view of the room or area they are monitoring. No more than 1,000 ANSI/BOMA Office Area square feet of open space shall be controlled by occupancy sensor. All occupancy sensors shall have manual switches to override the light control. Such switches shall be located by door openings in accordance with both the ADAAG and the UFAS. If light switches are to be used instead of occupancy sensors or in combination with occupancy sensors, the Offeror shall notify the Government during the negotiation process.

7.0 SERVICES, UTILITIES, MAINTENANCE

7.1 SERVICES, UTILITIES, MAINTENANCE: GENERAL

Services, utilities, and maintenance shall be provided by the Lessor as part of the rental consideration. The Lessor shall have a building superintendent or a locally designated representative available to promptly correct deficiencies.

7.2 NORMAL HOURS

Services, utilities, and maintenance shall be provided daily, extending 6:30 a.m. to 5:30 p.m except Saturdays, Sundays, and federal holidays.

7.3 OVERTIME USAGE (SEP 2000)

A. The Government shall have access to the leased space at all times without additional payment, including the use, during other than normal hours, of necessary services and utilities such as elevators, toilets, lights, and electric power.

B. If heating or cooling is required on an overtime basis, such services will be ordered orally or in writing by the Contracting Officer or the GSA Buildings Manager. When ordered, services shall be provided at the hourly rate established in the contract. Costs for personal services shall only be included as authorized by the Government.

C. When the cost of service is $2,000 or less, the service may be ordered orally. An invoice shall be submitted to the official placing the order for certification and payment. Orders for services costing more than $2,000 shall be placed using GSA Form 300, Order for Supplies or Services. The two clauses from GSA Form 3517, General Clauses, 552.232-75, *Prompt Payment*, and 552.232-70, *Invoice Requirements (Variation)*, apply to all orders for overtime services.

D. All orders are subject to the terms and conditions of this lease. In the event of a conflict between an order and this lease, the lease shall control.

7.4 UTILITIES

The Lessor shall ensure that utilities necessary for operation are provided and that all associated costs are included as a part of the established rental rate.

7.5 BUILDING OPERATING PLAN

If the cost of utilities is not included as part of the rental consideration, the Offeror shall submit a building operating plan with the offer. Such plan shall include a schedule of startup and shutdown times for operation of each building system, such as lighting, HVAC, and plumbing which is necessary for the operation of the building. Such plan shall be in operation on the effective date of the lease.

7.6 JANITORIAL SERVICES (SEP 2000)

A. The Lessor shall provide janitorial services for the leased space, public areas, entrances, and all other common areas and shall provide replacement of supplies. Janitorial services shall be performed each workday between the hours of 6:30 a.m. and 5:30 p.m. Refer to attached Special Requirements for additional requirements.

B. SELECTION OF CLEANING PRODUCTS:
The Lessor shall make careful selection of janitorial cleaning products and equipment to:

1. use products that are packaged ecologically;

2. use products and equipment considered environmentally beneficial and/or recycled products that are phosphate-free, non-corrosive, non-flammable, and fully biodegradable; and

3. minimize the use of harsh chemicals and the release of irritating fumes.

4. Examples of acceptable products may be found at *http://pub.fss.gsa.gov/environ/clean-prod-catalog.html*.

C. SELECTION OF PAPER PRODUCTS:
The Lessor shall select paper and paper products (i.e., bathroom tissue and paper towels) with recycled content conforming to EPA's CPG.

D. The Lessor shall maintain the leased premises, including outside areas, in a clean condition and shall provide supplies and equipment. The following schedule describes the level of services intended. Performance will be based on the Contracting Officer's evaluation of results, not the frequency or method of performance.

1. *Daily*. Empty trash receptacles, and clean ashtrays. Sweep entrances, lobbies, and corridors. Spot sweep floors, and spot vacuum carpets. Clean drinking fountains. Sweep and damp mop or scrub toilet rooms. Clean all toilet fixtures, and replenish toilet supplies. Dispose of all trash and garbage generated in or about the building. Wash inside and out or steam clean cans used for collection of food remnants from snack bars and vending machines. Dust horizontal surfaces that are readily available and visibly require dusting. Spray buff resilient floors in main corridors, entrances, and lobbies. Clean elevators and escalators. Remove carpet stains. Police sidewalks, parking areas, and driveways. Sweep loading dock areas and platforms. Clean glass entry doors to the Government-demised area.

2. *Three Times a Week.* Sweep or vacuum stairs.

3. *Weekly.* Damp mop and spray buff all resilient floors in toilets and health units. Sweep sidewalks, parking areas, and driveways (weather permitting).

4. *Every Two Weeks.* Spray buff resilient floors in secondary corridors, entrance, and lobbies. Damp mop and spray buff hard and resilient floors in office space.

5. *Monthly.* Thoroughly dust furniture. Completely sweep and/or vacuum carpets. Sweep storage space. Spot clean all wall surfaces within 70 inches of the floor.

6. *Every Two Months.* Damp wipe toilet wastepaper receptacles, stall partitions, doors, window sills, and frames. Shampoo entrance and elevator carpets.

7. *Three Times a Year.* Dust wall surfaces within 70 inches of the floor, vertical surfaces and under surfaces. Clean metal and marble surfaces in lobbies. Wet mop or scrub garages.

8. *Twice a Year.* Wash all interior and exterior windows and other glass surfaces. Strip and apply four coats of finish to resilient floors in toilets. Strip and refinish main corridors and other heavy traffic areas.

9. *Annually.* Wash all venetian blinds, and dust 6 months from washing. Vacuum or dust all surfaces in the building of 70 inches from the floor, including light fixtures. Vacuum all draperies in place. Strip and refinish floors in offices and secondary lobbies and corridors. Shampoo carpets in corridors and lobbies. Clean balconies, ledges, courts, areaways, and flat roofs.

10. *Every Two Years.* Shampoo carpets in all offices and other non-public areas.

11. *Every Five Years.* Dry clean or wash (as appropriate) all draperies.

12. *As Required.* Properly maintain plants and lawns. Remove snow and ice from entrances, exterior walks, and parking lots of the building. Provide initial supply, installation, and replacement of light bulbs, tubes, ballasts, and starters. Replace worn floor coverings (this includes the moving and returning of furnishings). Control pests as appropriate, using Integrated Pest Management techniques.

7.7 SCHEDULE OF PERIODIC SERVICES

Within 60 days after occupancy by the Government, the Lessor shall provide the Contracting Officer with a detailed written schedule of all periodic services and maintenance to be performed other than daily, weekly, or monthly.

7.8 LANDSCAPE MAINTENANCE

Performance will be based on the Contracting Officer's evaluation of results and not the frequency or the method of performance. Landscape maintenance shall be performed during the growing season on a weekly cycle and shall consist of watering, mowing, and policing the area to keep it free of debris. Pruning and fertilization shall be done on an as needed basis. In addition, dead or dying plants shall be replaced.

7.9 FLAG DISPLAY

The Lessor shall be responsible for flag display on all workdays and federal holidays. The Government will provide instructions when flags shall be flown at half-staff.

7.10 MAINTENANCE AND TESTING OF SYSTEMS (SEP 2000)

A. The Lessor is responsible for the total maintenance and repair of the leased premises. Such maintenance and repairs include site and private access roads. All equipment and systems shall be maintained to provide reliable, energy-efficient service without unusual interruption, disturbing noises, exposure to fire or safety hazards, uncomfortable drafts, excessive air velocities, or unusual emissions of dirt. The Lessor's maintenance responsibility includes initial supply and replacement of all supplies, materials, and equipment necessary for such maintenance. Maintenance, testing, and inspection of appropriate equipment and systems shall be done in accordance with applicable codes, and inspection certificates shall be displayed as appropriate. Copies of all records in this regard shall be forwarded to the GSA Field Office Manager or a designated representative.

B. Without any additional charge, the Government reserves the right to require documentation of proper operations or testing prior to occupancy of such systems as fire alarm, sprinkler, emergency generator, etc. to ensure proper operation. These tests shall be witnessed by a designated representative of the Contracting Officer.

8.0 SAFETY AND ENVIRONMENTAL MANAGEMENT

8.1 CERTIFICATE OF OCCUPANCY (MAY 2005)

The Lessor shall provide a valid Certificate of Occupancy, issued by the local jurisdiction, for the intended use of the Government and shall maintain and operate the building in conformance with current local codes and ordinances. If the local jurisdiction does not issue Certificates of Occupancy, the Offeror shall obtain the services of a licensed fire protection engineer to verify the offered space meets all applicable local codes and ordinances to ensure an acceptable level of safety is provided.

8.2 FIRE PROTECTION AND LIFE SAFETY (MAY 2005)

A. Offered space shall meet or be upgraded to meet prior to occupancy, the applicable egress requirements in the National Fire Protection Association (NFPA) 101, *Life Safety Code*, or an alternative approach or method for achieving a level of safety deemed equivalent and acceptable by the Government.

B. Offered space shall provide unrestrictive access to a minimum of two remote exits on each floor of Government occupancy. Scissor stairs shall only be counted as one approved exit. Open air exterior fire escapes shall not be counted as an approved exit.

8.3 AUTOMATIC FIRE SPRINKLER SYSTEM (MAY 2005)

A. Offered space located below-grade, including parking garage areas, and all areas in a building referred to as "hazardous areas" (defined in NFPA 101) that are located within the entire building (including non-Government areas) shall be protected by an automatic fire sprinkler system or an equivalent level of safety.

B. For buildings in which any portion of the offered space is on or above the sixth floor, then, at a minimum, the building up to and including the highest floor of Government occupancy shall be protected by an automatic fire sprinkler system or an equivalent level of safety.

C. For buildings in which any portion of the offered space is on or above the sixth floor, and lease of the offered space will result, either individually or in combination with other Government leases in the offered building, in the Government leasing 35,000 square feet or more ANSI/BOMA Office Area square feet of space in the offered building, then the entire building shall be protected throughout by an automatic fire sprinkler system or an equivalent level of safety.

D. Automatic sprinkler system(s) shall be maintained in accordance with the requirements of the applicable local codes or NFPA 25, *Standard for the Inspection, Testing, and Maintenance of Water-based Fire Protection Systems.*

E. Definitions:

1. "Automatic sprinkler system" means an electronically supervised, integrated system of underground and overhead piping, designed in accordance with National Fire Protection Association (NFPA) 13, *Installation of Sprinkler Systems.* The system is usually activated by heat from fire and discharges water over the fire area. The system includes an adequate water supply.

2. "Equivalent level of safety" means an alternative design or system (which may include automatic sprinkler systems), based upon fire protection engineering analysis, which achieves a level of safety equal to or greater than that provided by automatic sprinkler systems.

8.4 FIRE ALARM SYSTEM (MAY 2005)

A. A building-wide fire alarm system shall be installed in buildings in which any portion of the offered space is located 2 or more stories above the lowest level of exit discharge. The fire alarm system shall meet the installation and operational requirements of the applicable local codes and ordinances (current as of the date of this SFO) adopted by the jurisdiction in which the building is located.

B. The fire alarm system shall be maintained in accordance with the requirements of the applicable local codes or NFPA 72, *National Fire Alarm Code.* The fire alarm system wiring and equipment shall be electrically-supervised and shall automatically notify the local fire department or approved central station. Emergency power shall be provided for the fire alarm system.

8.5 OSHA REQUIREMENTS (SEP 2000)

The Lessor shall maintain buildings and space in a safe and healthful condition according to OSHA standards.

8.6 ASBESTOS (SEP 2000)

The leased space shall be free of all asbestos-containing materials, except undamaged asbestos flooring in the space or undamaged boiler or pipe insulation outside the space, in which case an asbestos management program conforming to EPA guidance shall be implemented.

8.7 INDOOR AIR QUALITY (SEP 2000)

A. The Lessor shall control contaminants at the source and/or operate the space in such a manner that the GSA indicator levels for carbon monoxide (CO), carbon dioxide (CO_2), and formaldehyde (HCHO) are not exceeded. The indicator levels for office areas shall be: CO - 9 ppm time-weighted average (TWA - 8-hour sample); CO_2 - 1,000 ppm (TWA); HCHO - 0.1 ppm (TWA).

INITIALS: ______ & ______
LESSOR GOV'T

B. The Lessor shall make a reasonable attempt to apply insecticides, paints, glues, adhesives, and HVAC system cleaning compounds with highly volatile or irritating organic compounds, outside of working hours. The Lessor shall provide at least 72 hours advance notice to the Government before applying noxious chemicals in occupied spaces and shall adequately ventilate those spaces during and after application.

C. The Lessor shall promptly investigate indoor air quality (IAQ) complaints and shall implement the necessary controls to address the complaint.

D. The Government reserves the right to conduct independent IAQ assessments and detailed studies in space that it occupies, as well as in space serving the Government-demised area (e.g., common use areas, mechanical rooms, HVAC systems, etc.). The Lessor shall assist the Government in its assessments and detailed studies by 1) making available information on building operations and Lessor activities; 2) providing access to space for assessment and testing, if required; and 3) implementing corrective measures required by the Contracting Officer.

E. The Lessor shall provide to the Government material safety data sheets (MSDS) upon request for the following products prior to their use during the term of the lease: adhesives, caulking, sealants, insulating materials, fireproofing or firestopping materials, paints, carpets, floor and wall patching or leveling materials, lubricants, clear finish for wood surfaces, janitorial cleaning products, pesticides, rodenticides, and herbicides. The Government reserves the right to review such products used by the Lessor within 1) the Government-demised area; 2) common building areas; 3) ventilation systems and zones serving the leased space; and 4) the area above suspended ceilings and engineering space in the same ventilation zone as the leased space.

8.8 RADON IN AIR (SEP 2000)

If space planned for occupancy by the Government is on the second floor above grade or lower, the Lessor shall, prior to occupancy, test the leased space for 2 days to 3 days using charcoal canisters or electret ion chambers to ensure that radon in air levels are below EPA's action concentration of 4 picoCuries per liter. After the initial testing, a follow-up test for a minimum of 90 days using alpha track detectors or electret ion chambers shall be completed.

8.9 RADON IN WATER (SEP 2000)

A. The Lessor shall demonstrate that water provided in the leased space is in compliance with EPA requirements and shall submit certification to the Contracting Officer prior to the Government occupying the space.

B. If the EPA action level is reached or exceeded, the Lessor shall institute appropriate abatement methods which reduce the radon levels to below this action level.

8.10 HAZARDOUS MATERIALS (OCT 1996)

The leased space shall be free of hazardous materials according to applicable federal, state, and local environmental regulations.

8.11 RECYCLING (SEP 2000)

Where state and/or local law, code, or ordinance require recycling programs for the space to be provided pursuant to this SFO, the successful Offeror shall comply with such state and/or local law, code, or ordinance in accordance with GSA Form 3517, General Clauses, 552.270-8, *Compliance with Applicable Law*. In all other cases, the successful Offeror shall establish a recycling program in the leased space where local markets for recovered materials exist. The Lessor agrees, upon request, to provide the Government with additional information concerning recycling programs maintained in the building and in the leased space.

8.12 OCCUPANT EMERGENCY PLANS (NOV 2005)

The Lessor is required to participate in the development and implementation of the Government Occupant Emergency Plan. The Occupant Emergency Plan shall include procedures for notification of the Lessor's building engineer or manager, building security, local emergency personnel, and GSA personnel for possible shutdown of the air-handling units.

9.0 LEASE SECURITY STANDARDS

9.1 GENERAL REQUIREMENTS (NOV 2005)

A. Overview of Lease Security Standards:

1. The Government will determine security standards for facilities and agency space requirements. Security standards will be assessed based upon tenant agency mix, size of space requirement, number of employees, use of the space, location of the facility, configuration of the site and lot, and public access into and around the facility. The Government will designate a security level from Level I to Level IV for each space requirement. The Contracting Officer (or the Contracting Officer's designated representative) will provide the security level designation as part of the space requirement. A copy of the Government's security standards is available at www.oca.gsa.gov.

2. The Contracting Officer (or the Contracting Officer's designated representative) will identify all required security standards.

3. Within 120 days of lease award, or at the time of submission of working/construction drawings, whichever is earlier, the Lessor shall provide the Government with itemized costs of the security items in this section. Additionally, the Lessor shall provide the cost per square foot of those items designated "shell" in this section as submitted in the final offer.

4. A security level designation may be determined by the individual space requirement or by the assessed, cumulative tenant agency mix within a given facility. If an Offeror is offering space in a facility currently housing a federal agency, the security level designation of the facility may be increased and the Offeror may be required to adhere to a higher security standard than other Offerors competing for the same space requirement. If two or more federal space requirements are being competed at the same time, an Offeror submitting on both or more space requirements may be subject to a higher security standard if the Offeror is determined to be the successful Offeror on more than one space requirement. It is incumbent upon the Offeror to prepare the Offeror's proposal accordingly.

5. Level I requirements have been incorporated into the paragraphs entitled, *Lighting: Interior and Parking*, and *Doors: Hardware* as part of this SFO. If this SFO is used for a Level I space requirement, the Level II lease security standards, as determined by the Government, shall become the minimum lease security standards for this requirement.

9.2 DETERRENCE TO UNAUTHORIZED ENTRY (NOV 2005)

The Lessor shall provide a level of security that reasonably prevents unauthorized entry to the space during non-duty hours and deters loitering or disruptive acts in and around the space leased. The Lessor shall ensure that security cameras and lighting are not obstructed.

9.3 ACCESS TO UTILITY AREAS (NOV 2005)

Utility areas shall be secure, and only authorized personnel shall have access.

9.4 EMERGENCY POWER TO CRITICAL SYSTEMS (TENANT IMPROVEMENT) (NOV 2005)

Emergency power backup is required for all alarm systems, CCTV monitoring devices, fire detection systems, entry control devices, lighting, etc., and special equipment, as identified elsewhere in the SFO.

9.5 MECHANICAL AREAS AND BUILDING ROOFS (NOV 2005)

A. Keyed locks, keycards, or similar security measures shall strictly control access to mechanical areas. Additional controls for access to keys, keycards, and key codes shall be strictly maintained. The Lessor shall develop and maintain accurate HVAC diagrams and HVAC system labeling within mechanical areas.

D. Roofs with HVAC systems shall also be secured. Fencing or other barriers may be required to restrict access from adjacent roofs based on a Government Building Security Assessment. Roof access shall be strictly controlled through keyed locks, keycards, or similar measures. Fire and life safety egress shall be carefully reviewed when restricting roof access.

9.6 ACCESS TO BUILDING INFORMATION (NOV 2005)

Building Information—including mechanical, electrical, vertical transport, fire and life safety, security system plans and schematics, computer automation systems, and emergency operations procedures—shall be strictly controlled. Such information shall be released to authorized personnel only, approved by the Government, preferably by the development of an access list and controlled copy numbering. The Contracting Officer may direct that the names and locations of Government tenants not be disclosed in any publicly accessed document or record. If that is the case, the Government may request that such information not be posted in the building directory

9.7 POSTING OF GOVERNMENT RULES AND REGULATIONS (TENANT IMPROVEMENT) (NOV 2005)

The Government will post applicable Government rules and regulations at the entrance to any Government-occupied space for such things as, but not limited to, barring the unauthorized possession of firearms and dangerous weapons. The Government will coordinate with the Lessor to ensure signage is consistent with the Lessor's standards.

INITIALS: ______ & ______
LESSOR GOV'T

9.8 DEVELOPMENT, IMPLEMENTATION, AND PERIODIC REVIEW OF OCCUPANT EMERGENCY PLANS (NOV 2005)

The Lessor shall cooperate and participate in the development of an Occupant Emergency Plan (OEP) and if necessary, a supplemental Sheltering-in Place (SIP) Plan. Periodically, the Government may request that the Lessor assist in reviewing and revising the OEP and SIP plan(s).

9.9 BUILDING SECURITY PLAN (NOV 2005)

The Offeror shall provide a Pre-Lease Building Security Plan, as attached, with the offer that addresses its compliance with the lease security standards, as described in this SFO and its attachments.

9.10 ADDITIONAL SECURITY MEASURES AS DETERMINED BY THE GOVERNMENT (NOV 2005)

The Government reserves the right, prior to the submission of final revised proposals, to require additional security measures to meet specific tenant occupancy requirements, as may be determined by the Government's building security assessment or any type of Government risk assessment evaluation of the proposed building, location, and tenant mix.

9.11 BACKGROUND SECURITY CHECKS (NOV 2005)

Background Security Checks for Contract Service Personnel:

A. The Government will conduct background checks on contractors with routine access to Government leased space.

B. The Lessor shall submit completed fingerprint charts and personal history statements for each employee of the Lessor as well as employees of the Lessor's contractors or subcontractors who will provide building operating services requiring routine access to the Government's leased space. The Government may also require this information for employees of the Lessor, the Lessor's contractors, or subcontractors who will be engaged to perform alterations or emergency repairs in the Government's space. For the purpose of this requirement, routine access shall be any period beyond 30 calendar days.

C. The Contracting Officer will furnish the Lessor with Form FD-258, Fingerprint Chart, and Form 176, Statement of Personal History, to be completed by each person and returned by the Lessor to the Contracting Officer (or the Contracting Officer's designated representative) within 10 working days from receipt of the forms. Based on the information furnished, the Government will conduct security checks of the employees. The Contracting Officer will advise the Lessor in writing if an employee fails the check, and effective immediately, such employee will no longer be allowed to work or be assigned to work in the Government's space.

D. Throughout the life of the lease, the Lessor shall provide the same data for any new employee(s), contractors, or subcontractors who will be assigned to the Government's space. In the event the Lessor's contractor/subcontractor is subsequently replaced, the new contractor/subcontractor is not required to submit another set of these forms for employees who were cleared through this process while employed by the former contractor/subcontractor. The Lessor shall resubmit Form FD-258 and Form 176 for every employee covered by this paragraph on a 3-year basis.

9.12 SECURE HVAC: AIRBORNE HAZARDS (NOV 2005)

Air-handling units shall be able to be shut down in response to a threat. Procedures shall be in place for notification of the Lessor's building engineer or manager, building security guard desk, local emergency personnel, GSA personnel, and Contracting Officer for possible shut-down of the air handling units serving the mailroom and/or any other possibly affected areas of the building to minimize contamination, as deemed appropriate to the hazard.

9.13 PARKING SECURITY REQUIREMENTS (NOV 2005)

A. Identification of Parking Areas:

Government parking areas or spaces shall be assigned and marked as "reserved."

9.14 SHATTER-RESISTANT WINDOW PROTECTION REQUIREMENTS (NOV 2005) (BUILDING SHELL)

A. The Lessor shall provide and install wet-glazed or mechanically attached, shatter-resistant material not less than 0.18 millimeters (7 mil) thick on all exterior windows in Government-occupied space. The Offeror shall provide a description of the shatter-resistant window system in the attached "Pre-Lease Building Security Plan" for evaluation by the Government. Alternatively,

B. The Lessor shall provide certification from a licensed professional engineer that the window system conforms to a minimum glazing performance condition of "3B" for a high protection level and a low hazard level. Window systems shall be certified as prescribed by WINGARD 4.1 or later or WINLAC 4.3 software to have satisfied the specified performance condition using the test methods provided in the *US General Services Administration Standard Test Method for Glazing and Window Systems Subject to Dynamic Overpressure Loadings* or ASTM F1642-04 *Standard Test Method for Glazing and Glazing Systems Subject to Airblast Loadings.*

9.15 TEMPORARY SECURITY UPGRADE DUE TO IMMEDIATE THREAT (NOV 2005)

The Government reserves the right, at its own expense and with its own personnel, to temporarily heighten security in the building under lease during heightened security conditions due to emergency situations such as terrorist attacks, natural disaster, and civil unrest.

9.16 SECURITY DESIGN CRITERIA: SETBACK (BUILDING SHELL) (NOV 2005)

The Lessor shall provide a setback distance of 20 feet as specified from the face of the building's exterior to the protected/defended perimeter (i.e., any potential point of explosion). This means the distance from the building to the curb or other boundary protected by bollards, planters or other street furniture. Such potential points of explosion may be, but are not limited to, such areas that could be accessible by any motorized vehicle (i.e., street, alley, sidewalk, driveway, parking lot).

10.0 SPECIAL REQUIREMENTS

10.1 SPECIAL REQUIREMENTS: PARKING

The Government requires ninety-eight (98) parking spaces for employees and visitors as follows: Forty-nine for employees, forty-nine (49) for visitors. Employee parking shall be separate from visitor parking.

The attached special requirements adds to or modifies the main body of the Solicitation for Offers (SFO). If there are any conflicting requirements in these documents that comprise this Solicitation for Offers, the Special Requirements shall take precedence.


INITIALS
GOV'T
LESSOR


BEAUMONT
COLLIER
WHITE
JACKSON
BERRY
PHELAN
UP RR

EXHIBIT B LEGAL DESCRIPTION

FIELD NOTE DESCRIPTION

That certain 3.340 acre tract out of the A. Huston Survey, Abstract 33, Jefferson County, Texas, being the remainder of that called 46.00 acre tract conveyed to Nichols Development Company, recorded in Clerk's File No. 2000005304 of the Officials Public Records of Real Property of Jefferson County, Texas, said 3.340 acres being more particularly described by metes and bounds as follows:

Note: The Basis of Bearings is north line of a called 1.000 acre tract conveyed to Richard Lynn Worthey as recorded in Clerks File No. 200304162 of the Official Public Records of Real Property of Jefferson County, Texas having been called West 347.90 feet.

BEGINNING at a capped iron rod found in the north line of the said 1.000 acre tract for the southwest corner of a called 0.5969 acre tract conveyed to Smylie Unlimited, LLC as recorded in Clerks File No. 2004025612 of the Official Public Records of Real Property of Jefferson County, Texas and the southeast corner of the said 3.340 acre tract from which a capped iron rod found in the west right-of-way line of North Major Drive (aka FM 364) for the southeast corner of the said 0.5969 acre tract and the northeast corner of the said 1.000 acre tract bears South 89°59'55" East 178.07 feet (called East 178.00 feet);

THENCE West along the said north line of the 1.000 acre tract and the south line of the said 3.340 acre tract a distance of 169.68 feet (called West 169.90 feet) to a capped iron rod found in the northeasterly line of Ditch 202-E as described in Film Code 103-43-0139 of the Real Property Records of Jefferson County, Texas for the northwest corner of the said 1.000 acre tract and the southwest corner of the said 3.340 acre tract;

THENCE North 37°47'19" West along the said northeasterly line of Ditch 202-E and the westerly line of the said 3.340 acre tract a distance of 34.48 feet (called North 38°00'22" West) to a DD#6 concrete monument found for an angle point;

THENCE North 37°59'11" West continuing along the said northeasterly line of Ditch 202-E and the said westerly line of the 3.340 acre tract a distance of 584.82 feet (called North 38°00'22" West) to a 1/2" capped iron rod set in the south right-of-way line of Dishman Road for the northwest corner of the said 3.340 acre tract;

THENCE North 89°44'42" East along the south right-of-way line of Dishman Road and the north line of the said 3.340 acre tract, at a distance of 328.63 feet pass a found capped iron rod, and continuing a total distance of 429.84 feet (called North 89°43'28" East 429.84 feet) to a capped iron rod found for the northwest corner of a called 2.120 acre tract conveyed to Dupont Beaumont Federal Credit Union as recorded in Clerks File No. 2005010849 of the Official Public Records of Real Property of Jefferson County, Texas and the northeast corner of the said 3.340 acre tract;

THENCE South 00°01'17" East along the west line of the said 2.12 acre tract and the east line of the said 3.340 acre tract a distance of 168.01 feet (called South 00°02'58" East 168.00 feet) to a capped iron rod found for an angle point;

THENCE South 34°29'47" East continuing along the said west line of the 2.12 acre tract and the said east line of the 3.340 acre tract a distance of 213.53 feet (called South 34°32'00" East 213.49 feet) to a capped iron rod found for the southwest corner of the said 2.12 acre tract, the northwest corner of the said 0.5969 acre tract and an angle point for the said 3.340 acre tract;

THENCE South 00°01'07" East along the west line of the said 0.5969 acre tract and the said east line of the 3.340 acre tract a distance of 146.10 feet (called South [illegible] East 146.04 feet) to the POINT OF BEGINNING [illegible] 3.340 [illegible]


INITIALS

SFO________
(OFFICE)___

SUPPORTING SFO INFORMATION
SOCIAL SECURITY ADMINISTRATION
DATE: October 23, 2006

CITY/STATE: **Beaumont, Tx**

DATE SPACE IS REQUIRED: As soon as possible

AMOUNT OF SPACE REQUIRED: **14,710** Minimum Occupiable SF - **16,181** Maximum Occupiable SF
16,917 Minimum Rentable SF* - **18,609** Maximum Rentable SF*
*+15 percent

This does not include space to be deducted from the gross area for electrical/air conditioning/heating closet, janitor closet, vestibule, and employee restrooms, including their enclosing walls.

REQUESTED LEASE PERIOD: 15 Years (10 Years Firm)

LOCATION: _____x_____Inside or outside city center
__________Outside City center

Sites which are located directly on a highway or 6-lane thoroughfare shall not be considered in the following instances: (1) if the two directions of traffic are separated by a physical barrier or traffic indicator which does not permit access from either direction within a block; (2) if the location access is directly from a highway, unless there is a traffic control device within two blocks or equivalent from the proposed office space. Locations must be as convenient to the visiting public as possible. Primary consideration in selecting boundaries will be accessibility by public and private transportation for the greatest number of people in the service area.

PARKING REQUIREMENTS:

A total of **98** parking spaces are required. See special requirements, item 10.2 below.

NORMAL HOURS:

Services, utilities, and maintenance will be provided daily, extending from 6:30 a.m. to 5:30 p.m. except Saturdays, Sundays and Federal holidays.

OVERTIME HOURS:

The average number of overtime hours worked on a monthly basis is 14 hours between the hours of 8:00 a.m. and 3:00 p.m. on Saturdays. The estimated annual overtime HVAC requirements are 168 hours.

TOILET ROOMS (FIXTURE SCHEDULE):

The space will be occupied by approximately **39** women and **10** men.

SYSTEMS FURNITURE

Systems furniture will be reinstalled if the office relocates to a new location.

Occupancy is required 180 days from the date the lessor receives the final floor plan. Use the attached "SSA Intelligent Workstation/Local Area Network Requirements for Site Preparation" as part of the lease for electrical wiring and cable installation.

SECURITY CAMERAS, INTRUSION DETECTION SYSTEM (IDS), PANIC, AND DURESS SYSTEMS

SSA obligates funds (via reimbursable work authorizations) directly with the Federal Protective Service, GSA, to furnish/install the security cameras (exterior and interior) and intrusion detection system when an office relocates or when an office expands at the current location. SSA will notify FPS when the new lease is awarded.

Initials KS : VLM
Lessor Gov't

Perimeter security codes will not be provided to the lessor or the janitorial service personnel.

TELEPHONE SYSTEM

SSA will make arrangements to install the telephone system. In leased space, the lessor must provide a telephone entry point.

QUALITY AND APPEARANCE OF BUILDING EXTERIOR

The space offered should be located in a new or modern office building that does not have a façade of exposed metal materials.

FLAG POLE

A lighted flagpole with internal mechanism is required.

Initials ____; ____
Lessor Gov't

SOLICITATION FOR OFFERS
SPECIAL REQUIREMENTS
SOCIAL SECURITY ADMINISTRATION

SECTION 10 - GENERAL

This section adds or modifies the main body of the solicitation for offers. If there are any conflicting requirements in these documents that comprise this solicitation for offers, the special requirements shall take precedence.

Any alterations, including recarpeting or repainting, done to space assigned to the Social Security Administration shall be done after working hours and/or on weekends.

10.1 EXTERIOR DESIGN/FLAG POLE

The General Services Administration contracting officer and regional Social Security Administration representative will approve exterior design, including exterior materials, colors, roof materials and colors, parking configuration, landscaping, and number, style, and size of exterior windows.

Colored renderings of each side of the building and a site plan must be provided with the initial offer. The General Services Administration contracting officer and regional Social Security Administration representative shall approve the elevation drawings and site plan including parking, driveways, ingress, egress, and bollard locations.

A lighted flagpole with internal mechanism is required.

10.2 PARKING/EXTERIOR LIGHTING

Onsite parking is required in accordance with local city codes with no additional cost to the Government and is to be assigned for official use.

To accommodate the parking needs for visitors and employees, a total of **98** parking spaces must be available as follows: **Forty-nin** for employees and **forty-nine** for the visiting public. Separate parking areas are required for employees; i.e., located in the rear of the space (employee parking located on one side may be considered).

OPTIONAL PARAGRAPH FOR EXISTING BUILDINGS: Parking for the handicapped must be located within the same block. If onsite parking is not available, secure employee/visitor parking facilities must be available within 600 feet (or two blocks, whichever is less) of the office and must be within reasonable commercial rates. Parking spaces in commercial lots shall be readily available throughout the day. Parking space that is routinely occupied by mid-morning is not acceptable. Restricted or metered parking of less than two hours within the two-block area of the space will not meet parking requirements.

These parking requirements are in addition to the parking requirements for the handicapped covered in the main body of this solicitation.

All parking areas shall be hot bituminous pavement or concrete. Parking areas shall be striped and be repainted every three years. They shall be paved with a concrete curb, and graded to provide adequate site draining. The lot design must consider snow removal and snow storage requirements.

Building entrances, parking areas and paths to parking areas shall be lighted. Ballasts are to be rapid start, thermally protected, voltage regulated type UL listed, and ETL approved.

Parking for the handicapped shall comply with the "parking and loading zones" in the handicapped accessibility section of this solicitation. The location of the parking for the handicapped must also be positioned as to not require crossing streets/driveways.

10.3 INDOOR AIR QUALITY

A. Application of insecticides (except traps); paints, glues, adhesives; and HVAC system cleaning compounds containing highly volatile or irritating organic compounds shall not be used during office working hours within Government occupied space. Advance notice shall be provided to the onsite SSA manager before applying noxious or objectionable chemicals within Government spaces. Manufacturer's recommendations and material safety data sheets will be consulted to ensure that adequate ventilation is maintained during work procedures involving chemicals.

B. The lessor shall promptly dry, remove, or replace damp or wet areas or materials. Materials that cannot be removed will be decontaminated according to Public Health Service standards.

10.4 PUBLIC TRANSPORTATION

In cities with public transportation, the service must be at regularly scheduled times during the entire workday and within 600 feet (or two blocks, whichever is less) from the building entrance for the commuting needs of the visiting public. The route from the bus stop to the building entrance shall be accessible for the mobility impaired.

10.5 SIGNAGE

An exterior sign shall be provided and mounted on the exterior wall. Sign to read "SOCIAL SECURITY ADMINISTRATION." The sign shall have separate block letters mounted on the building exterior and be of sufficient size to be easily seen from the street (approximately 18 inches in height). The style and size of lettering must be approved by the GSA contracting officer. In locations with street-side marquees, an additional sign on the marquee to identify SSA is required.

Signage is required for each designated parking area (employee and public).

The Government requires an elevated single-sided or double-sided monument sign (approximately five (5) foot high x ten (10) foot long). Sign to be constructed using appropriate building materials; i.e., brick.

In multi-story buildings room number signs on doors from public corridors (minimum 4" x 6") are required in addition to the lobby directory.

10.6. SECURITY BOLLARDS

Bollards or equivalent vehicular barriers are required unless waived by the Government. Site plans will be reviewed by Government security specialists to approve the location of bollards. Site plans shall include proposed bollard locations, materials, and specifications. At minimum, bollards are required on all sides of the building which face public parking areas and streets.

OPTIONAL PARAGRAPH FOR EXISTING BUILDING. *For existing space, at minimum, bollards are required on all sides of the building which face parking areas and any area with vehicular access.*

10.7 EXITS AND ACCESS

Vestibules shall be provided at public entrances. The interior partitions of the vestibule shall be constructed of glass with single or double glass doors. SSA reserves the right to require the vestibule location on the exterior of the building. Glass must meet all local codes and NFPA requirements and must be heavy-duty tempered glass. Vestibule glass and doors shall be tinted.

Additional vestibule(s) shall be required at employee entrances wherever directional wind, weather conditions, and heat loss are important factors for consideration.

All entrances, including the main entrance exterior vestibule, shall be covered. The porticos shall be of adequate size to protect several people in inclement weather.

The employee entrance shall be covered with a contiguous extension of the roof system that is an integral part of the building (it shall not be a canopy or separate covering attached to the building). It will include a concrete pad appropriately sized to accommodate 25 percent of the employees or 4 employees, whichever is greater. The area shall be located away from HVAC equipment and screened from public access. Picnic table(s)/seating shall be provided/installed under the covered area and secured to the concrete pad.

Concrete sidewalks shall be provided to all public and employee exterior doors with appropriately sized landings.

Interior walk-off mats shall be provided at all entrances. Mats shall be spot-cleaned and/or shampooed as required during the term of the lease

A **doorbell** and **intercom** shall be installed at the designated employee entrance. The ringer and intercom speaker location shall be specified on floor plans.

Trash/cigarette receptacles shall be provided outside the main entrance and at the covered patio/picnic table area.

An **automatic door opener** is required on one of the Reception Room main entrance double doors and on one of the main vestibule double doors. Doors indicated shall receive an "Electromechanical Operator for Swinging Doors." Provide manufacturer's standard electromechanical unit with doors and power opened and spring closed; with closing speed controlled mechanically by gear train and dynamically by braking action of electric motor. Operator Mounting Type: concealed overhead operator; with corresponding accessory package for fire-resistance-rated doors and semi-flush, wall-mounted, door-control switch plate. Lessor to provide maintenance.

10.8 SPRINKLER SYSTEM ADDENDUM

Automatic sprinklers are required in all buildings with wood structural members (including wood roof deck) regardless of size.

10.9 IVT SATELLITE DISH

The Government reserves the right to install an Interactive Video Training (IVT) system at no cost to the lessor. The Government reserves the right to install a satellite dish and/or antenna at no increase in the annual rental rate. The IVT system consists of a

satellite dish and decoder cabled to television monitors. Installation of the satellite dish shall be with no increase in rent. Lessor waives restoration rights as they apply to the IVT systems, and the IVT systems shall remain the property of the Government.

The satellite dish shall be roof mounted unless code or architectural requirements prohibit roof-mounted antennas. Where a roof-mounted dish is prohibited, a pad located on the ground may be substituted with no additional cost to the Government. The lessor is responsible for design and installation of roof support structures and/or substitute ground pads and antenna structure.

10.10 CONFIGURATION OF SPACE

Space shall be on the ground floor, shall be contiguous, and on one level without being split by a public corridor or firewalls. The ratio of width to length shall not exceed 2:3.

OPTIONAL PARAGRAPH FOR EXISTING BUILDING. If ground floor space is not available, contiguous upper floor space may be an acceptable alternative if approved by the GSA contracting officer. Elevator service must consist of a minimum of two handicap accessible elevators (one may serve as a freight elevator).

10.11 EFFICIENCY OF LAYOUT

Space configuration shall be conducive to an efficient systems furniture layout. Consideration for an efficient layout will include, but will not be limited to, the following: size and number of columns, column placement, bay depths, window size and placement, convector size and placement, electrical and telephone accessibility, any angles, curves or offsets that will result in an inefficient use of space. Columns must be at least 28 feet apart (center to center) and 28 feet from any interior wall and be no more than one foot square.

10.12 ESTIMATES FOR SQUARE FOOTAGE, AND FLOOR AND WALL COVERING

ROOM	FLOOR COVER	WALL COVER*	APPROXIMATE SQUARE FOOTAGE
Data Room	Vinyl Tile	Paint	250
Multipurpose Room	Carpet Tile	Vinyl	650
Video Conference Room	Carpet Tile	Vinyl	500
Supply Room	Vinyl Tile	Paint	470
Reception Room/FEI Area	Ceramic Tile**	Vinyl	3767
Files Area	Carpet Tile	Vinyl	490
Mail Room	Carpet Tile	Vinyl	120
Private Interview	Carpet Tile	Vinyl	100
Manager	Carpet Tile	Vinyl	200
Ass't Manager	Carpet Tile	Vinyl	180
Coat/Storage Closets	Carpet Tile	Paint	100
Public Restrooms	(Refer to Solicitation)		350
Open Area	Carpet Tile	Vinyl	**9004**
Total Occupiable Square Feet of Space Required:			**16,181 *****

* Paint shall be washable textured latex enamel, and washable vinyl wall covering shall be provided in accordance with this solicitation

** Non-slip ceramic tile (minimum 12" square)

*** Total occupiable space does not include the square footage needed for the vestibule, electrical/air conditioning/heating closet, janitor closet, and employee restrooms, including their enclosing walls.

10.13 JANITORIAL SERVICES

Janitorial cleaning/maintenance must be performed each workday between the hours of 6:30 a.m. and 5:30 p.m. Wherever possible, vacuuming shall be done either before or after the office is open to the public. The actual daily schedule shall be determined with the SSA manager prior to occupancy.

The reception room and multipurpose room floors shall be damp mopped daily, and the multipurpose room VCT tile floor must be stripped and refinished every three months.

10.14 INTRUSION DETECTION SYSTEM (IDS)

The Government reserves the right, and shall have access, to install an intrusion detection (perimeter security) system at no cost to the lessor. Lessor waives restoration rights as they apply to the IDS system, and the system shall remain the property of the Government. Security codes shall not be provided to the lessor or to the janitorial service personnel. Access to Government space shall be coordinated with the local SSA Manager.

10.15 SECURITY CAMERAS

The Government reserves the right, and shall have access, to install interior/exterior security cameras. Lessor waives restoration rights as they apply to the cameras, and the cameras shall remain the property of the Government.

10.16 CEILING HEIGHTS, GRID, AND LIGHTING FIXTURES

Ceiling height in all areas must be a minimum of 10 feet measured from the floor to the lowest obstruction. Junction boxes for systems furniture power poles must be mounted to accommodate power poles no longer than 12 feet.

The systems furniture layout shall be taken into consideration when the ceiling grid and lighting system are designed, installed, or replaced. A minimum of 50-foot candles at workstation height shall be provided. Light levels shall be measured with blinds closed prior to acceptance. Even lighting must be provided throughout the office space in accordance with solicitation requirements. Lighting shall be balanced after furniture installation at no additional cost to the Government. Parabolic grids must have openings that are no larger than four x six inches in size.

All emergency light fixtures shall have emergency battery backup ballasts for emergency and egress lighting when normal power has been interrupted. Rooms without exterior windows (restrooms, Data, Files, Supply) must have emergency light fixtures.

10.17 PARTITIONS

A. PERIMETER WALLS

Space occupied by the Government shall be separated from common areas or other tenant agencies including adjacent Government space by partitions which extend from the structural floor slab to the structural ceiling slab (slab to slab). Where slab-to-slab construction is precluded because access to the plenum is required, 9-gauge extruded wire mesh shall be securely anchored to metal studs from the top of the partitions to the true slab above.

Partitions for common areas and areas not occupied by the Government, and partitions forming the perimeter of Government space, are not considered in the ratio adjustment.

The Government occupied space must be separated from public areas, corridors, janitor closet, and building support areas with one-hour fire-rated walls. The partitions must be constructed to prevent the passage of smoke from these areas to Government occupied space. Doors in fire-rated partitions must be properly fire-rated and bear the appropriate label. All other penetrations must be properly protected.

The mechanical room(s) shall be separated with two-hour fire rated walls. The doors shall be Class B, 1-1/2 hour fire-rated with appropriate frames and hardware.

B. SOUND CONDITIONED PARTITION IN VIDEO CONFERENCE, MULTIPURPOSE, AND MANAGERS OFFICES

Partitions specified as sound conditioned and all slab-to-slab partitions shall have three-inch sound blankets between 5/8 inch gypboard partitions. Sound blankets shall be packed into decking ribs. Where the ceiling plenum serves as a return-air duct, acoustically lined transfer ducts shall be provided to maintain HVAC return air.

As an alternative, ceiling-high walls shall have three-inch sound blankets between 5/8 inch gypboard partitions. A three-inch sound blanket shall cover the ceiling of the area and extend a minimum of four feet on each side of the centerline of the wall above the ceiling. Acoustical sealant shall be applied on both sides of the metal stud runners. All service boxes shall be sealed, and electrical conduit plugged with acoustical sealant. Doors shall be tight fitting with 1/2 inch x 1/8 inch solid neoprene stops on three sides and threshold. Ceiling shall have a minimum NRC of .80.

C. RECEPTION ROOM AND FRONT-END INTERVIEWING WALL PARTITIONS

The wall partition(s) containing the interview windows in the Reception room (and front-end interviewing area) shall be constructed to the deck above to support the installed interview windows. Between the interview windows, the sheetrock walls must have wood supports (at least 68 inches high) behind the sheetrock for the systems furniture panels to be mounted to the walls.

Arched wall partitions are required over each of the five interview windows in the Reception room between privacy dividers), over the doorway into the general office area, over the entrance to the public restrooms, and over the main entrance. Crown molding required at top of each interview window privacy divider. Locations to be shown on the design intent floorplan to be provided upon lease award. (See attachment labeled "Framing Details").

D. Corner guards are required on all interior wall outside corners of the reception/FEI area and open office space to prevent damage to the walls by wheelchairs and other assistive devices.

10.18 DOORS AND LOCKS

Refer to the main body of this solicitation for exterior and interior door construction and hardware requirements, including door closures and kick plates. Door closures are required on all reception room, multipurpose room and videoconference room doors. The SSA Manager shall select color of stain or paint used on interior doors.

A. COMBINATION LOCK WITH PANIC HARDWARE ON EMPLOYEE EXTERIOR ENTRANCE DOORS

A lever-operated pushbutton combination lock with management lockout feature AND PANIC HARDWARE is required on all employee entrance doors. An acceptable combination lock is Locknetics, Model 6000, or equal.

B. LOCKS/HARDWARE ON DOOR BETWEEN RECEPTION ROOM AND OPEN OFFICE

Electric Door Opener and Control Keypad: A lever-type standard commercial duty door handle, an electric door release with sound rectifier (7840 ANSI by Adams Rite, or equal), and Control Keypad (Door-Gard Command and Control Series, Model 232i, International Electronics, Inc., or equal) is required to control access between the reception room and open office area. The Door-Gard control keypad shall be flush-mounted on the wall next to door. Electric door opener to be controlled at each interview window and guard desk (locations to be shown on the floor plan). (See attachments labeled "Electric Door Strike Assembly" and "Door-Gard Command and Control Series Features and Programming Guide".)

C. PRIVACY PUSHBUTTON LOCK SET

Commercial duty (lever operated) locking privacy pushbutton lock sets with two keys are required on the interior doors of the Mail Room, Private Interview Room, Data room, and the SSA Managers' private offices.

D. KEYS FOR LOCKS

All keys are to be stamped "Do Not Duplicate".

All locks on interior doors, except the Data room and SSA Managers' office doors, to be keyed alike with two keys provided. The Data room and SSA Managers' door locks to be each keyed separately with two keys provided. All exterior doors to be keyed alike with two keys provided. All keys to be provided to the SSA Manager upon acceptance of the space.

The combination code change keys and instructions for all combination locks shall be provided to the SSA Manager upon acceptance of the space.

E. KICKPLATES

Kick plates are required on both sides of all interior doors for protection from wheelchairs.

F. SECURITY PREPARATION FOR EXTERIOR DOORS

A box connector and EMT or flex conduit is required on all exterior doors except the main entrance for SSA's perimeter security system.` (See attach labeled "Exterior Door Prep for Recessed Door Contacts")

10.19 CARPET

Carpet tiles (minimum 18 inch square) required in lieu of rolled carpet. The lessor shall be responsible for the future replacement of damaged carpet tiles and must have on hand a sufficient quantity of surplus carpet tiles for such replacements during the lease period. Replacement tiles must match (from the same dye lot) as originally installed.

The SSA Manager may select more than one color/pattern of carpet tiles to form a pattern in selected areas/rooms. The SSA Manager will make the selections.

In accordance with carpet replacement requirements in the main body of this solicitation, the lessor shall be responsible for moving and returning conventional and systems furniture. Work shall be done after office working hours and/or on weekends. The lessor shall utilize a certified systems furniture moving company.

10.20 EXTERIOR DOOR VIEWERS AND INTERIOR WINDOWS

A. EXTERIOR SECURITY DOOR VIEWER

Wide-angle projection door viewer (The Look-Out by Ultra Hardware Products, Model 5044, Code 94050 or equal) is required to be furnished and installed in the employee entrance doors.

B. INTERIOR VIEW WINDOW

One interior view window (7/32" tempered glass) with installed mini-blinds/vertical blinds is required in the private offices and/or the private interview room. The size of the window to be four feet wide, three feet high, with the bottom of the window to be installed 42 inches above the finished floor.

C. INTERIOR SIDELIGHT WINDOWS

Two interior sidelight windows (7/32" tempered glass, 18 inches wide, floor to height of door) with installed mini-blinds or vertical blinds are required next to the door in private offices.

10.21 LIFE SAFETY

In addition to other requirements in this solicitation, the following items will be added to the floor plan after award and may exceed code requirements:

A. FIRE EXTINGUISHER

Furnish/install class 2A portable extinguisher (2 ½ gal. loaded stream) for each 5,000 rentable square feet, and travel to an extinguisher must not exceed 75 feet.

B. EXIT LIGHTS

Furnish and install exit lights within the space at locations to be indicated by GSA on the floor plan.

C. EMERGENCY LIGHTING

Furnish/install battery operated emergency lighting at locations to be indicated on the floor plan by GSA, including each room without exterior windows.

SECTION 11 - ROOM REQUIREMENTS

11.1 SUPPLY ROOM SHELVING

Approximately **27** shelving units (36 inch inside dimensions) are required to be furnished/installed. Lessor to waive restoration rights and the shelving shall remain the property of the Government. (See attachment labeled "Storage Room Shelving.")

One 20-amp electrical duplex outlet is required for the shredder if shown on floor plan.

11.2 VIDEO CONFERENCE ROOM

A. SOUND CONDITIONING

All walls surrounding, and doors leading into; the area shall have sound conditioning in accordance with paragraph 10.17.b.

B. HEATING, VENTILATION, AND AIR CONDITIONING

Supplemental, separately zoned heating, ventilation, and air conditioning are required in the VideoConference room. The zone must not be combined with any other room. All duct penetrations into the room shall be baffled so as not to compromise sound conditioning requirements. Low velocity systems are required to minimize equipment and system generated noise.

C. LIGHTING FIXTURES

The lights must have multiple dimmable switches so those rows of lights can be dimmed or turned off. Lighting fixtures shall be equipped with parabolic louvers/lenses. The lamps shall be the energy saving type in the 3600 to 4900 Kelvin range, T8, cool white lamp type.

D. CHAIR RAIL

A chair rail (approximately 4 inches height) is required on all inside walls of the VideoConference room. The bottom of the chair rail to be installed approximately 28-30 inches above the finished floor to be determined by the SSA Manager at the preconstruction meeting. (SSA Manager shall select the color of the chair rail).

E. IVT/TV CABINET

A free-standing IVT/TV cabinet is required to be furnished and installed in the VideoConference room. The cabinet shall remain the property of the Government. (See attachment labeled "IVT/TV cabinet")

F. IVT CABLING OUTLETS

Up to 8 wallboxes with pullstrings, ¾" conduit, and blank cover plates are required in addition to the telephone wallboxes in the VideoConference Room (locations to be shown on the layout to be provided).

G. INSTALLATION OF GOVERNMENT-FURNISHED CHALKBOARD/WHITE MARKER BOARD

A Government-furnished chalkboard and/or white marker board is required to be installed on a wall(s) to be shown on the floor plan.

11.3 MULTIPURPOSE ROOM

A. SOUND CONDITIONING

All walls surrounding, and doors leading into; the Multipurpose room shall have sound conditioning in accordance with paragraph 10.17.b. above.

B. HEATING, VENTILATION, AND AIR CONDITIONING

Supplemental, separately zoned heating, ventilation, and air conditioning are required in the Multipurpose room. This zone must not be combined with any other room. All duct penetrations into the room shall be baffled so as not to compromise sound conditioning requirements. Low velocity systems are required to minimize equipment and system generated noise.

C. CABINETS, SINK, AND FOOD WASTE DISPOSAL UNIT

Base and upper cabinets with back wall shield (color coordinated with countertop), sink with hot and cold running water, and food waste disposal with appropriate drains and vents (ADA compliant) are required to be furnished and installed in the Multipurpose room. Actual length of counter/cabinets to be shown on floor plan to be provided. (SSA Manager shall select color of cabinet finish and counter laminate.) (See attachment labeled "Multipurpose Room Counter/Sink with Food Waste Disposal and Wall Cabinets")

D. PAPER TOWEL AND LIQUID SOAP DISPENSER

A paper towel and liquid soap dispenser similar to restroom fixtures are required to be furnished and installed at the Multipurpose room sink area. Supplies for both dispensers shall be furnished and maintained at no additional cost to the Government.

E. EXHAUST FAN

A ceiling-mounted exhaust fan (appropriately sized for the Multipurpose room near the sink/cabinet area) vented to the outside must be provided and installed. Install an appropriate size duct with aluminum grill and bird screen. A separate wall switch shall activate the fan.

F. ACCORDION FOLDING PARTITION/VENTILATION

If shown on the design-intent floorplan to be provided, a vinyl accordion-folding acoustical partition (minimum STC of 40) stacking on both sides with center opening (approximately 20 LF). An acceptable model is Holcomb and Hoke, 1545 Vanburen St., Indianapolis, IN 46203, 317-784-2444, or equal. (See attachment labeled "Accordion Folding Acoustical Partition.") (SSA Manager shall select color). Adequate ventilation must be provided to accommodate both sides of the accordion-folding acoustical partition when in closed position.

Ceiling-high walls with doors must be constructed to form "pockets" to conceal the folded partitions when in the open position (walls to be approximately 2-3 feet deep on each side).

G. CHAIR RAIL

A chair rail (approximately 4 inches height) is required on all inside walls of the Multipurpose room. The bottom of the chair rail to be installed approximately 28-30 inches above the finished floor to be determined by the SSA Manager. (SSA Manager shall select color of chair rail).

11.4. RECEPTION ROOM AND FRONT-END INTERVIEWING AREA

A. HVAC SYSTEM

The temperature in the Reception room and front-end interviewing area must be maintained in accordance with the requirements of the solicitation.

The Reception room and front-end interviewing area shall be separately zoned and have its own separate thermostat control with locking case. The key(s) shall be provided to the SSA Manager upon occupancy.

The HVAC system shall be designed to supply at least 6 complete air exchanges per hour with a minimum of 20 percent fresh air.

The relative humidity shall not exceed 50 percent during the cooling season and shall be maintained between 20-50 percent during the heating season. (These requirements are based upon the American Society of Heating Refrigeration, Air Conditioning Engineers Standards of 1981.)

B. WALL COVERING

VINYL WALL COVERING/CHAIR RAIL/CERAMIC TILE UNDER RECEPTION ONLY: Washable vinyl wall covering (minimum 22 oz) and a 4 inch x 1 inch non-wooden chair rail are required on all inside walls surrounding the Reception room including the privacy divider wall partitions at each interview window. The vinyl wall covering to be above and below the chair rail. Below the reception windows and FEI interview windows, ceramic tiles are required on all walls including the privacy divider wall partitions. The bottom of the chair rail to be installed approximately 28-30 inches above the finished floor. (SSA Manager shall select vinyl wall covering, color of ceramic tile and grout).

C. **FLOOR COVERING**

Non-skid 12" square minimum ceramic floor tiles are required in the Reception room and front-end interviewing area (tile size/colors and grout to be selected by the SSA Manager, and the SSA Manager may select more than one color of ceramic tiles to form a pattern). The grout shall not be white. Ceramic tiles/grout must be sealed prior to occupancy. The SSA Manager at the preconstruction meeting shall make selections.

D. **INTERVIEW WINDOWS/COUNTERS**

Five built-in counters/windows required to be furnished and installed in the wall between the Reception room and the open office space and approximately eighteen built-in counters/windows required in the front-end interviewing area. Total estimated number of counters/windows is twenty-three. **The open office side of each interview window shall be flush with the wall with nothing protruding beyond the wall to accommodate our ergonomic system's furniture.** (See attachment labeled "Interview Window/Counter.")

E. **LIGHTING/FURR-DOWN WALL PARTITIONS**

Furr-down wall partitioning (approximately 90 inches from the finished floor) with mounted parabolic fluorescent lighting fixtures are required directly above each Reception room interview and front-end interviewing window on the Reception room side. Fluorescent light fixtures are also required directly above each interview (Reception and front-end interviewing area) window on the general office side of each window. The walls containing the interview windows shall be constructed to the deck above for stability.

F. **ENCLOSED BULLETIN BOARD**

An enclosed bulletin board (60 inches x 36 inches) is required to be furnished and installed on a Reception room wall (location to be shown on floor plan). The bulletin board shall have two doors, aluminum frame with lock, corkboard inside, acrylic door panel. Lessor to waive restoration rights and the bulletin board shall remain the property of the Government.

G. **SELF-HELP COUNTER/CABINET**

One self-help counter/ cabinet is required to be furnished and installed in the Reception room. Lessor to waive restoration rights and the counters shall remain the property of the Government. (See attachment labeled "Reception Room Self-Help Counter.")

H. **OBSERVATION WINDOW**

An observation window, approximately 5 inches wide x 18 inches high, is required to be furnished and installed in the interior door(s) leading from the Reception room. The window to be transparent (no vision through the window from inside the Reception room) (Mirrol Pane, manufacturer: HGP or equal). The bottom of the window to be located approximately 56 inches from the finished floor and approximately 8 inches from the edge of the door.

I. **DOCUMENT DROP BOX AND MAIL SLOT**

A document drop box and a "slanted" mail slot (flap outside, open inside), (Baldwin Hardware or equal) is required to be furnished and installed in a Reception room wall (location to be shown on the floor plan). The drop box shall be attached to the wall on the general office side under the mail slot. (See attachment labeled "Document Drop Box")

K. **GUARD WORKSTATION**

A guard workstation in the Reception Room is required to be furnished/installed per the attached drawing (See attachment labeled "Guard Workstation). Lessor to waive restoration rights and the guard workstation shall remain the property of the Government.

11.5 **RESTROOMS AND DRINKING FOUNTAINS**

A. **PUBLIC RESTROOMS AND DRINKING FOUNTAIN**

In addition to employee restroom and drinking fountain requirements in the main body of this solicitation, two handicapped accessible restrooms and one chilled drinking fountain for the public are required. Electric hand dryers are required in addition to the accessories and specifications required in accordance with the main body of this solicitation. The lights in the public restrooms must be controlled outside the Reception Room. The required restroom fixtures in the public restrooms are as follows:

FIXTURES	MEN	WOMEN
Water Closets	1	1
Sinks	1	1
Urinals	1	

B. EMPLOYEE RESTROOMS AND DRINKING FOUNTAIN

A drinking fountain is required for the employees per the main body of this solicitation. Stall doors (except for handicap) shall swing out. A full-length mirror shall be provided in each employee restroom. The mirror over the lavatories must be full size; i.e., cover the entire area above the counter/sinks and entire width of the counter/sinks. Refer to the main body of this solicitation for other employee restroom specifications, accessories, and drinking fountain requirements. A light switch is required in each employee restroom.

11.6 DATA ROOM

A. HVAC UNIT

A separate HVAC unit is required to service the Data room only. A window unit is not acceptable. The unit must operate 24 hours per day, 7 days per week. The temperature in the Data room shall be maintained at a temperature range of 68 and 78 degrees Fahrenheit. The relative humidity shall not exceed 50 percent during the cooling season and shall be maintained between 20 and 50 percent during the heating season. The HVAC system must be capable of maintaining +2/-2 degrees of the thermostat setting. The system shall provide at least 6 complete air exchanges per hour with a minimum of 20 percent fresh air.

The size of the HVAC unit to be determined based on the size and location of the room, lights, and the total BTU output is a minimum of 7,000 BTU's for the computer system and telephone equipment.

The room must have its own separate thermostat control inside the room. The lessor shall maintain/ service the HVAC unit.

B. FIRE PROTECTION DEVICES

A carbon dioxide fire extinguisher is required. If water sprinkler fire protection devices are present in the room, they must have on-off style sprinkler heads.

C. ISOLATED GROUND ELECTRICAL PANEL

The isolated ground electrical panel must be located in the Data room (location to be shown on the floor plan provided by SSA's electrical engineering construction documents). The electrical panel must be recessed so that the conduits will be concealed inside the wall. There should be 2 or 3 spare conduits provided for future expansion in the panel.

D. DOOR AND LOCK

The Data room door must be solid wood core or be metal sheathed (minimum 18-gauge steel) with hinges mounted inside the room.

In addition to the privacy pushbutton lockset required in item 10.18.C, the room must be secured with a six-pin tumbler, off-master deadbolt lock having a minimum throw of one inch. Two keys must be delivered to the SSA Manager upon occupancy.

SECTION 12 - ELECTRICAL/DATA AND TELEPHONE REQUIREMENTS

Provided below and in the attached "SSA Intelligent Workstation/Local Area Network Requirements for Site Preparation" are electrical and data cabling requirements that explain the general scope of work in order to develop design requirements and related costs. For calculating isolated ground outlets, systems furniture workstation wiring and cabling requirements for the LAN computer system, assume the following workstation breakdown:

46	Systems furniture workstations (maximum of 4 per IG circuit)
8	Laser printers (maximum of 2 per IG circuit)
2	Digital copiers (maximum of 1 on a dedicated IG circuit)
2	Private offices (maximum of 4 per IG circuit- can be combined with systems furniture workstations)
8	Video Conference room (maximum of 4 per IG circuit; can be combined with furniture workstations)
1	Visitor Intake Process
67	Estimated Total

As part of the relocation process following lease award, SSA will provide to the lessor electrical engineered construction documents for the isolated ground circuiting and data cabling requirements for SSA's computer system. SSA will facilitate a conference call between the lessor's architect or general contractor, and/or electrical contractor and SSA's electrical engineering consultant to discuss the following electrical information required from the lessor in order to develop the construction documents:

- A riser diagram drawing including service voltage, service entrance feeder and service entrance equipment size, switchboard and panelboard schedules including voltage, mains, main breaker size and number of pole positions, interconnection of all switchboards, panelboards and transformers if present, size of all feeders to switchboards and panelboards

- Power plan(s) including location of incoming service, utility meter and service entrance equipment and location of all switchboards, panelboards and transformers,

- Whether the ceiling is a return air plenum or not

The construction documents provided to the lessor will be based on the preliminary drawings prepared by the lessor and the SSA systems furniture design. The lessor shall use these construction documents in conjunction with the SSA's initial build-out floor plan provided with the lease in preparing the lessor's final construction documents. The lessor is responsible for providing the construction documents for the general-purpose electrical receptacles, HVAC system, lighting, exhaust fans, etc.

During construction, the General Services Administration's technical specialist and SSA's electrical engineering consultant will be available for consultation, will perform onsite interim inspections, and will perform a final certification inspection prior to occupancy.

12.1 SYSTEMS FURNITURE

A. ELECTRICAL

One isolated ground duplex (orange in color), 105-125 vac, 47-63 hz, Hubbell IG5362, or equal is required for each systems furniture workstation. The electrical duplex receptacles are provided by the Government with the systems furniture. The lessor shall provide junction boxes and branch circuit wiring for the furniture power poles or floor feeds per the attached "SSA Intelligent Workstation/Local Area Network Requirements for Site Preparation" instructions.

Like devices shall be on the same circuit and cannot be mixed with other devices with the following limitations:

- No more than four isolated ground (IG) duplex receptacles for LAN computer workstations may be on one circuit
- No more than two IG duplex receptacles for laser printers
- No more than one IG duplex receptacle for each digital copier
- Two IG duplex receptacles required on two separate IG circuits for the LAN rack (circuits to be on the same phase)

Circuits must have a high quality third-wire isolated ground. (a conduit ground is not acceptable.)

Each isolated ground receptacle shall be permanently labeled at the outlet and at the circuit box with the circuit number and type of equipment used for that dedicated circuit. All required labeling to be shown in the electrical construction documents.

In multi-tenant buildings, electrical panels serving other tenants shall be located outside SSA space.

12.2 OTHER DEDICATED CIRCUITS

A. TELEPHONE SYSTEM

Two fourplex (115 volt, 20 amp) receptacle (not isolated ground) on a dedicated circuit must be installed immediately below each of two distribution boards for the telephone and security systems. No other outlets may be connected to these circuits. Refer to item 12.4 below for telephone requirements.

B. APPLIANCES IN MULTIPURPOSE ROOM

Dedicated circuits are required to accommodate appliances to be shown on the floor plan; i.e., refrigerators, microwave ovens, soft drink machine, and coffeemaker, etc. Water lines are required for the coffeepot and refrigerator icemaker.

C. INTERACTIVE VIDEO TRAINING (IVT)

One fourplex receptacle (not isolated ground) on a dedicated circuit must be installed in the Video Conference room as shown on the floor plan for the IVT TV monitor.

D. SECURITY SYSTEMS (INTRUSION DETECTION)

One fourplex receptacle (not isolated ground) on a dedicated circuit must be installed in the Data Room (location to be provided by GSA Federal Protective Service).

12.3 DATA CABLE REQUIREMENTS

Refer to the attached "SSA Intelligent Workstation/Local Area Network Requirements for Site Preparation" specifications.

12.4 TELEPHONE REQUIREMENTS

The Government reserves the right to install its own telephone system. The lessor shall provide a telephone entry point not to exceed 150 feet from the Data room where the Government-owned switch will be installed. Distribution shall be made from the Data room to instrument locations.

The lessor shall provide and install appropriately sized conduit required by the telephone vendor to the point of entry.

For any phone outlets not in systems furniture, the lessor will provide and install an outlet box, conduit stubbed out above the ceiling, and pull strings with rings.

Four (4) wall phones will be installed: one at the mailroom table; one in the multipurpose room; one in the video-conference room; and one in the ADP/data room. The lessor is to provide an outlet box, as indicated on the floor plan, for each wall phone location, conduit from the outlet box to be stubbed out above the ceiling and pull strings with rings. In addition, each wall phone location will need a duplex power outlet installed 10" center to center, directly below the telephone wall outlet.

O-rings shall be attached to the ceiling tie wires to hold telephone and data cables.

The lessor shall furnish and install two 4 foot x 8 foot fire-rated plywood boards (3/4 inch smooth surface, paint grade, class c or better) on a wall (to be shown on the layout) in the Data room to serve as the telephone distribution frame. The two boards to be installed side-by-side with the longest sides (8-foot) of the plywood installed vertically and approximately 15 inches from the finished floor. The plywood boards shall be painted prior to the installation of the telephone equipment with at least two coats of fire retarding (unleaded) paint or sealant applied per the manufacturer's instructions. Paint shall match the Data room walls.

Access to space where voice, data, and perimeter security wiring is to be installed shall be provided by the lessor at least two weeks prior to occupancy. For areas above false ceilings, this can be accomplished by:

- Not installing ceiling tile until such time as the telecommunications equipment and/or wiring has been installed, or
- Provide the labor necessary to remove ceiling tile to enable telecommunications and/or wiring to be installed and replace the tiles when the work is completed, at no cost to the Government.

Obsolete, existing non-rated or otherwise unusable telecommunication wires in a return air plenum, conduit, or floor ducts shall be removed prior to the date set for installation of telecommunications wiring. The lessor shall be responsible for removal of abandoned cable upon lease expiration.

INTERVIEW WINDOWS/COUNTERS

POCKET HORIZONTAL SLIDING WINDOWS:

Two 18 x 36 inch windows (window panel material to be either ¼ inch frosted obscure shatterproof glass or ½ laminated-clad solid wood; SSA Manager to select window material at time of predesign/preconstruction meeting).

Window panels to slide horizontally into either side of wall openings. Stops required in the top and bottom tracks to prevent windows from sliding beyond the center or past the window wall openings.

The window panels must be securely set in the tracks to prevent "floating".

Locking device required on the general office side to secure the two sliding window panels at the bottom.

Bottom of windows to be installed 30 inches from the finished floor (or 34 inches if handicapped accessible as shown on the floorplan to be provided) and flush with the countertop.

Window opening to have a wood frame on all four sides on both the general office and reception room sides. On the general office side, systems furniture workstations will be installed flush against the window; therefore, the wood frame cannot extend beyond ½ inch.

COUNTERS/PRIVACY WALL DIVIDERS ON RECEPTION ROOM SIDE:

The counter (on the reception room side) to be 15 inches deep and constructed of 3/4 inch plywood. Top and exposed edges of counter to be covered with laminate (Formica or equal) (SSA Manager to select color). Counter to be installed 30 inches from the finished floor (or 34 inches if handicapped accessible) and to run the length between the wall and the privacy wall divider (approximately 7 feet).

Privacy wall partitions to be constructed of ceiling-to-floor wall partitioning (approximately 4 inches wide) and extend 36 inches from the wall. Divider to be covered with the same finish as the Reception Room walls including chair rail. (SSA Manager to select colors). Interview windows must be **centered evenly** between privacy wall dividers on the reception room side. See floorplan layout for location(s).

INITIALS: GOV'T | LESSOR


RECEPTION ROOM VIEW
(Furr Down with Parabolic Lighting)
Privacy Divider
Privacy Divider
18" WINDOW
18" WINDOW
3'-0"
30"

FLOOR ELEVATION

Scale: 3/4" = 1 Foot

INITIALS

GOV'T	LESSOR

GENERAL OFFICE VIEW


18" WINDOW
18" WINDOW
Latch Lock
30"
FLOOR ELEVATION

SCALE: 3/4" = 1 FOOT

(1) SEE SSA MANAGER FOR LOCATIONS OF ELECTRIC DOOR OPENER CONTROL AND DURESS SIGNAL

INITIALS

GOV'T	LESSOR
[initials]	[initials]

SIDE VIEW


36 INCH PRIVACY DIVIDER
WALL PARTITIONING
36"
GENERAL OFFICE SIDE
RECEPTION ROOM
15"

SCALE: 3/4" = 1 FOOT

INITIALS	
GOV'T	LESSOR


TOP VIEW
36 INCH PRIVACY DIVIDER
WALL PARTITIONING
36 INCH PRIVACY D
WALL PARTITIONI
RECEPTION ROOM SIDE
Approx. 7 FT. (NOT to Scale)
15"
18" WINDOW
18" WINDOW
WALL
WALL

GENERAL OFFICE SIDE

SCALE: 3/4" = 1 FOOT

INITIALS
GOVT. | LESSOR

IVT / TV CABINET

Free-standing cabinet constructed of 3/4 inch plywood. All exposed surfaces finished with plastic laminate (SSA manager to select color). Back of unit to be open with a 2 inch "lip" across the back of the TV section to prevent it from slipping off the back of the shelf.

Two cabinet doors with adjustable shelving required (five loose shelves constructed of 3/4 inch plywood and covered with plastic laminate with a "lip" on the back to prevent items from slipping off). Provide six drawers at bottom. Knobs, pulls and hardware required for cabinet doors and drawers. Heavy duty casters required for mobility.

If backs are required for the open space to provide stability to the cab inet, the "lips" can be eliminated and openings provided for adequate cable access and air flow.


29 1/2"
88 1/4"
68"
24 3/4"
90 1/4"

INITIALS
GOVT
LESSOR

ProEntry™ Programmable Electromechanical Locks



Locknetics' ProEntry Series are stand-alone, battery-powered, microprocessor-based, electromechanical locking systems with features and control for a smaller universe of users... at little more than you'd expect to pay for outdated, mechanical push-button locksets. Installation is easy, with no additional wiring. You can program up to 20 user codes at the lock, directly through the keypad. An optional, weather-resistant gasket permits use on exterior as well as interior doors. The integral micro-motor is powered by four, common, AA batteries for 80,000 activations, or about 3 years' life. Retrofit for existing mortise, cylindrical, or unit lock preps is easily accomplished with only minor modifications. ProEntry Series is available in cylindrical, mortise, or unit lock styles. Its simple, rugged design with TorqDefender™ anti-vandal handle and AutoBolt™ automatic deadbolt (mortise only), ensure long life and reliable operation. ProEntry Series are ideal for installations with fewer users, access points and data management requirements than those for the CM Series



PRO5157
CYLINDRICAL



PRO5557
MORTISE
(3/4" Latchbolt)



PRO5757
UNIT

CLASSROOM / STOREROOM / FUNCTION **(select by Program)**The clutch-controlled outside lever is normally locked. The inside lever is always free. The unit may be unlocked from the outside by Keypad access control. The mortise key cylinder provides emergency override by engaging outside lever. The unit may be maintained unlocked by using a keypad code specifically programmed for "Toggle Mode".



PRO5565
ENTRANCE FUNCTION



TorqDefender™ Outside Lever

The clutch-controlled outside lever is normally locked. The inside lever is always free. The unit may be unlocked from the outside by the Keypad access control. The mortise key cylinder provides emergency override by engaging outside lever. The

The patented TorqDefender™ clutch controlled outside lever is standard on every model in the series, both cylindrical and mortise-style electromechanical locking systems. The integral TorqDefender mechanism permits the exterior lever to swing freely should vandals attempt to break the door handle. The door remains

INITIALS
GOV'T	LESSOR
[signature]	[signature]

unit may be maintained unlocked by using a Keypad code specifically programmed for "Toggle Mode". Mechanical trigger extends beveled deadbolt to one inch, when door is closed. AutoBolt™ employs a mechanical trigger to automatically engage deadbolt when the door is closed.

locked and the mechanism operates even under extreme abuse.

Compare these features:

- Locknetics quality and innovation in a value-packaged offering — the ideal single door solution
- Program up to 20 user codes
- Select from 3 to 7 digits for user codes
- Add or delete users in seconds at the keypad
- Cost effective replacement for mechanical push-button locks
- PRO5500 mortise, PRO5100 cylindrical, and PRO5700 unit lock styles
- TorqDefender™ outside lever provides free wheeling protection from vandalism
- Mechanical key override accepts 1-1/8" or 1-1/4" mortise cylinder and adapts to existing key system
- Quick removal, vandal-resistant, mortise mounting concept
- Modular design - interchange inside and outside escutcheons for use with mortise or cylindrical locksets
- Upgradable to Computer Managed CM Locksets with same prep
- Extra heavy duty, cast stainless steel internal parts
- Solid cast lever handles with durable finishes
- Easy to install or retrofit for cylindrical, mortise, or unit lock preps
- Weather-resistant — vandal-resistant for interior / exterior doors
- Laboratory tested to 1,000,000 cycles
- Reliable, solid-state controls
- Powered by four common AA batteries for 80,000 cycles with no additional wiring
- ADA compliant hardware
- Meets or exceeds ANSI Grade 1 and ANSI/BHMA standards for electrified locksets
- UL® Listed for 3 hour fire-rated openings
- Fits cylindrical and mortise lock doors from 1-3/8" to 2-3/4" thick

INITIALS	
GOV'T	LESSOR

PRO5100 STANDARD FEATURES

- TorqDefender™ outside lever provides free wheeling operation and does not retract latch when unit is locked
- Mechanical key override accepts 1-1/8" or 1-1/4" mortise cylinder, quick removal, vandal resistant, cylinder mounting concept
- Extra-heavy-duty, cast stainless steel internal parts, solid cast lever handles
- Easy to install / retrofit to existing cylindrical lock preps – easily field reversible
- Weather resistant – vandal resistant – for interior / exterior doors
- Four common AA batteries provide 80,000 activations without external wiring



How to Order PRO5100Series

		EXAMPLE:
1	Select model (lock function)	PRO5157
2	Select cylinder (mechanical override)	PRO5157 - LC
3	Select finish	PRO5157 - LC - SC
4	Select options	PRO5157 - LC - SC - SLB
5	Select accessories	PRO5157 - LC - SC - SLB - EG

1 MODEL SELECTION

PRO5157 *CLASSROOM/STOREROOM FUNCTION*

(SELECT BY PROGRAM)

The clutch controlled outside lever is normally locked. The inside lever is always free. The unit may be unlocked from the outside by Keypad access control. The Mortise Key Cylinder provides emergency override by engaging outside lever. The unit may be maintained unlocked by using a Keypad code specifically programmed for "Toggle Mode".

2 CYLINDER SELECTION

LC	Less Cylinder STANDARD
KD	Mortise Cylinder 1-1/4", Keyed Different

4 OPTION SELECTION

MX150 Memory Expansion for 150 Users

Door Thickness Options

State door thickness - 1-3/8" to 2-3/4" available in 1/8" increments

Note: If no option is selected, lock will be shipped to accommodate 1-3/4" door.

Backset/Latchbolt Options

SLB	2-3/4" backset, 1/2" throw STANDARD
ELB	2-3/4" backset, 3/4" throw
OLB	2-3/8" backset, 1/2" throw

Note: If no option is selected, lock will be shipped to accommodate 2-3/4" backset and 1/2" throw.

3 FINISH SELECTION

SC		Silver Chromium STANDARD
626	US26D	Satin Chrome
612	US10	Satin Bronze
605	US3	Bright Brass
625	US26	Bright Chrome
690		Dark Satin Bronze (Powder Coat)

* Escutcheons - Black Powder Coat Finish

5 ACCESSORY SELECTION

EG Exterior Gasket Kit

NOTES

1. All mechanical override cylinders provided by Locknetics utilize a Schlage C Keyway, and two keys.
2. Most other manufacturers' 1-1/8" or 1-1/4" mortise cylinders with straight cams are compatible with the ProEntry™.

INITIALS

GOV'T	LESSOR
[signature]	[signature]

PRO5100 SPECIFICATIONS

PRODUCT SPECIFICATIONS

Access Control Device	
PRO	Keypad with stainless steel buttons, in Lexan® housing integral to outside escutcheon
Electronic	
Power Unit	Micro motor drive
Power	Four standard AA Alkaline batteries (included) 80,000 activations average life-span. Low battery indication provided
Memory	Programmable, nonvolatile EEPROM, 20 users standard (150 optional)
Electronic Package	
Controller	Controller and batteries housed within inside escutcheon. High impact Lexan cover. Bottom assembly - solid diecast zinc - black powder coat
Mounting	Solid diecast zinc base plate. Security screws
Hardware	
Handing	Non-handed
Door Thickness	1-3/4", standard 1-3/8" to 2-3/4" in 1/8" increments (optional)
Backset	2-3/4", latchbolt - non-UL available for 2-3/8"
Lever	Solid die cast zinc, return to within 1/2" of door face Silver chromium finish STANDARD Patented TorqDefender™ clutch return for outside lever
Front Escutcheon	Solid die cast zinc, black powder coat Vandal resistant cylinder mounting, drill resistant plates in escutcheon 3-3/8" W x 10-7/16" H x 1-1/2" Thick
Cylinder	1-1/4", brass, 6 pin mortise cylinder, straight tailpiece, Schlage C keyway. Lock will accept most manufacturers' 1-1/8" or 1-1/4" cylinders
Warranty	One year limited
Certified Listings	ANSI Grade 1 UL Listed - 3 hour A label fire rated openings A117.1 Accessibility Code of the ADA
Lock Chassis	Investment cast stainless steel, steel and zinc die cast, easily reversible
Lock Front	Zinc die cast
Latchbolt	Chrome plated steel, 1/2" throw, 3/4" optional
Strike	Stainless steel or bronze, ANSI curved lip
Cylinder	Mortise - unique in industry. Security of mortise lock in cylindrical lock
Shipping Weight	10.7 lbs. (4.9 kg.)

ARCHITECTURAL SPECIFICATIONS

All electronic cylindrical locksets shall be PRO5100 Series extra heavy duty cylindrical lever locksets, manufactured by Locknetics Security Engineering, Forestville, CT U.S.A. The PRO5100 Series incorporates the same architectural design continuum as the PRO5500 Mortise Series and the 6000-PRO Exit Trim Series.

PROgrammable door lock, designed for extra heavy duty institutional and commercial applications. Lock chassis shall accommodate 161 cylindrical door prep with a 1-3/4" door thickness. Trim escutcheons shall be manufactured of solid cast material. Levers shall have 5/16" spindles on both sides and shall be attached to the escutcheon for increased security. Levers shall operate independently for increased product life. Handing of the lockset shall be field reversible. The cylindrical lockset shall contain 50% fewer parts than a standard mechanical cylindrical lockset as a result of an on-board microprocessor controlling the lockset function. The cylindrical lock body shall have a minimum 85% of all internal parts of cast stainless material with no plastic parts. The exterior lever has a patented built-in clutch mechanism "TorqDefender™" for increased performance and vandal resistance. Latchbolt shall be 1/2" throw with 3/4" throw available. To accommodate choice of facility keying systems lockset shall accommodate 1-1/8" or 1-1/4" mortise cylinder to operate the mechanical emergency override. An outside escutcheon gasket shall be available to resist intrusion of dust, weather, and foreign material.

All locksets shall be modular in design with the ability to interchange the outside and inside escutcheons for use with mortise lock body or cylindrical lock body. Modular flexibility is required to minimize the need to inventory parts to service both the cylindrical and mortise locksets.

Each lockset shall include a low energy D.C. motor for electronic control for access operations. The motor shall be powered by four AA standard alkaline batteries providing 80,000 activations without external wiring. An integral electronics assembly shall be microprocessor based with a programmable non-volatile memory. The electronic assembly shall be housed in a high impact Lexan™ cover. The electronics shall be further protected by mounting the assembly to the inside surface of the door. The cover shall be easily removable for replacement of batteries.

Programming shall be completed through a digital keypad within seconds. Reprogramming shall not require disassembly of lockset for deleting or entering user codes. Programmer may select from 3 to 8 digit user codes. Capabilities shall include keypad code from 20 users standard, with 150 users codes optional with each lockset. The lockset shall have on-board electronics that can change lock functions such as: maintained locked or unlocked, one time lock release, and lock out of all active users. Re-lock time delay shall be programmable from 1 to 120 seconds.

The keypad access control interface module shall be recessed within the front cover. Interface module must be vandal and weather resistant for exterior applications. The keypad interface module shall include two LED indicators for guidance during programming, troubleshooting, and user activation. The LED indicators shall also provide visual indication of low battery condition.

All electronic locksets must exceed the ANSI and BHMA Grade 1 standards. Locksets shall be UL listed for 3 hours for fire rated openings.

INITIALS GOV'T LESSOR

DOOR•GARD FEATURES AND PROGRAMMING GUIDE COMMAND AND CONTROL SERIES

DOOR-GARD COMMAND AND CONTROL SERIES keypads offer field proven reliability and cost effective solutions anywhere limited control or access is desired. Designed for individual control of up to four devices, Door-Gard Command and Control Series keypads are the perfect choice for controlling electric locking devices, security systems, automatic operators or machinery. Door-Gards accept power from a 12 or 24V AC/DC Supply.
No separate programmer is ever necessary.

FEATURES:

- 4 INDEPENDENT OUTPUTS
- 4 INDEPENDENT TIMERS
- ALL OUTPUTS ASSIGNABLE BY CODE
- ON BOARD 8 AMP FORM C RELAY
- 120 USERS
- REMOTE TRIGGERING INPUT
- FRONT PROGRAMMABLE

MEMORY

Non-volatile EEPROM memory means your codes and instructions will be there whether you remove power for 5 minutes or 5 years.

PROGRAMMING

All programming is accomplished entirely from the front of the keypad. LED guidance makes programming easy, and changing codes a matter of seconds for an authorized user.

CODES

The Door-Gard Command and Control keypads allow up to 120 individual user codes to be valid. Codes may be from 1-6 digits in length and digits may be repeated. The Master Code is always user one (1).

MAIN RELAY

This is an 8 Amp (10 Amp surge) Form-C relay which can be toggled or timed from 1 to 90 seconds by code.

AUXILIARY OUTPUTS

Auxiliary outputs can be individually timed from 1 to 90 seconds or act as a toggle switch, and may be triggered individually or in combination by code. The Ruggedized(r) and Sealed Environmental(se) style provide these outputs in the form of 1 Amp Form-C relays, all other styles have 50ma negative voltage outputs.

REMOTE TRIGGERING INPUT

This normally open loop can be programmed to trigger any combination of outputs. Upon a momentary closure, the selected outputs will energize for their programmed time. The main relay (if selected) will energize for the same time period as the Master Code. This feature is especially useful when controlling an electric locking device.

KEYPRESS FEEDBACK / AUDIBLE KEYPRESS

The Command and Control Series Door-Gards will acknowledge a keypress by momentarily illuminating the yellow LED on the indoor(i), weather resistant(w), mullion(m) styles or momentarily sounding the sounder in the ruggedized(r) and sealed environmental(se) styles. This can be turned off through programming.

KEYPAD ACTIVE OUTPUT

The Command and Control Series Door-Gards can be programmed to energize a voltage output whenever a key is touched. This can be used to turn on lights, CCTV camera, or notify a guard. This output is not available if the IEI 250 Printer Interface is used.

AUDIT TRAIL

An accurate real-time audit trail can be provided by any Command and Control Series Door-Gard with the addition of an optional model 250 Printer Interface. The 250 can monitor up to 8 keypads simultaneously. The 250 comes with power supply and printer cable and connects easily to any parallel printer (not included).



TESTING THE KEYPAD

1. Connect the positive (+) lead of your power supply to the terminal strip (TS1) +V input.
2. Connect the negative (-) lead of your power supply to the terminal strip (TS1) -V input.
3. Turn on your power supply.
4. Press 7890#123456*. If all 12 keypresses have been verfied, the keypad will enter self test mode. Either the LED's will flash or the sounder will beep 3 times..then light or sound continuously for 3 seconds (except on the mullion). If these responses do not happen, try the test mode again and then call tech support. Note: self test mode can be used when troubleshooting a keypad in the field. If you do not get the continuous light or sound then the memory has been corrupt and should be re-programmed with the 46 command (see option #19).
5. Enter the master code of 1234*. The relay will energize. Refer to programming section to program your keypad.

NOTE:

The keypad may be programmed in your shop or at the installation site. Programmed information is stored in non-volatile memory so it will not be lost if power is removed.

COMMAND AND CONTROL DEFAULTS

The Door-Gard Command and Control Series keypads are designed for easy installation in a minimum amount of time. The following defaults have been factory programmed.

Master Code (user 1)	1234 *
Main Relay will energize for	5 seconds
Auxiliary Outputs will energize for	5 seconds
Panic will energize	Output 4
Keypad Active Output	Off
Remote Triggering Input will energize	Main Relay
Keypress Feedback	On

If defaults must be changed or additional functions are desired, please refer to the *PROGRAMMING OPTIONS* chart after you are familiar with the *PROGRAMMING* section.

PROGRAMMING

1. Enter programming mode[1]		<u>Yellow LED</u>[2]
Press	99 # (master code) *	Flashes slowly
2. To change master code[3]		
Press	1 # (new master code) *	Flashes fast
Press	(new master code) *	Flashes slowly

If main relay time must be changed, substitute option 2 from PROGRAMMING OPTIONS chart for step 2 above.

3. To add/change second code		
Press	2 # (new user code) *	Flashes fast
Press	(new user code) *	Flashes slowly
4. To add/change third code		
Press	3 # (new user code) *	Flashes fast
Press	(new user code) *	Flashes slowly

5. Up to 120 codes may be added in this fashion

6. Exit programming mode		
Press	*	Out

NOTES:

- [1] The Command and Control series Door-Gards are factory programmed with a master code of 1234 *.
- [2] Some Door•Gard products contain a sounder in place of the yellow LED. In these products the flashing is replaced by a beeping.
- [3] The master code is always user 1.
- The master code allows access to the programming mode & activates the main relay.
- All codes must be followed by the *.
- Codes may be from 1-6 digits in length, and digits may be repeated.
- If the master code is forgotten or does not seem to be working, momentarily remove the programming jumper (or push SW1 on the ss style, see wiring diagram for location) to enter programming mode and go to option #19 and default keypad.
- If the yellow LED lights (or sounder sounds) solid while in programming mode an error has occurred. Press * to clear (yellow LED should flash or sounder sound) and start over from step 2 or 3 above.


INITIALS

PROGRAMMING OPTIONS CHART

If the pre-programmed default values must be changed
or additional functions are desired, the following options may be programmed.

1. Enter programming mode	Press	99 # (master code) *
2. Change master code/set main relay time [1]	Press	(time) # 1 # (new code) * (new code) *
Example: Master code of 4321/relay time of 10 seconds	*Press*	*10 # 1 # 4321 * 4321 **
3. Add/change user code	Press	(user number) # (new code) * (new code) *
4. Add/change user code with a different output [1] time on main relay	Press	(time) # (user number) # (new code) * (new code) *
5. Delete user codes	Press	(user number) # * *
6. Set output 2 time [1]	Press	12 # (time) # 0 # * *
7. Set output 3 time [1]	Press	13 # (time) # 0 # * *
8. Set output 4 time [1]	Press	14 # (time) # 0 # * *
9. Set outputs for Remote Triggering Input	Press	17 # (outputs: .ie. 1, 2 or 2, 3 etc.) # 0 # * * Note: 0= no outputs
10. Set outputs for Panic [2]	Press	18 # (outputs: i.e. 1, 2 or 2, 3 etc.) # 0 # * * Note 0= no outputs
11. Turn keypress feedback/audible keypress on	Press	30 # 0 # 1 # * *
12. Turn keypress feedback/audible keypress off	Press	30 # 0 # 0 # * *
13. Turn yellow LED/sounder on with relay	Press	30 # 1 # 1 # * *
14. Turn yellow LED/sounder off with relay	Press	30 # 1 # 0 # * *
15. Turn auto entry on	Press	30 # 2 # 1 # * *
16. Turn auto entry off	Press	30 # 2 # 0 # * *
17. Turn keypad active output on [3]	Press	43 # 0 # 99 # * *
18. Turn keypad active off	Press	43 # 0 # 00 # * *
19. Erase keypad memory/reset defaults	Press	46 # 00000 # 00000 # * *
20. Energize selected output(s) with a user code [4]	Press	59 # (outputs: i.e. 1, 2 or 2, 3 etc.) # (user number) # (new code) * (new code) *
Example: User 2: code of 4321 : energize outputs 2 & 3	*Press*	*59 # 23 # 02# 4321 * 4321 **

NOTES:

[1] Time must always be represented by 2 digits. Example: 5 seconds = 05.
Latching /toggle is accomplished by entering a time of 00

[2] If selected, panic will operate by pressing the * and # simultaneously.
Panic operates for 1 second and is defaulted to output 4.

[3] Keypad active is a negative voltage output (sink) available
on terminal (or wire) marked WB (see wiring diagrams for location).

[4] This feature is not available with the master code.

INITIALS

GOV'T	LESSOR
[signature]	[signature]

ELECTRIC STRIKE RELEASE

061633 Furnish and install one (1) ea.

Electric door release latch strike assembly.

The assembly shall provide remote controlled access for the door equipped with a dead latch. The electric strike shall be installed in the hollow metal door frame jamb and shall meet ANSI 156.5 requirements. The internally mounted solenoid shall have the fail secure feature. It shall be constructed of stainless steel, tamper resistant and accommodate adequate door loading. The assembly shall be operated by a remotely located 24VAC push button and shall be furnished with a 120/24VAC transformer.

The installed assembly shall comply with current building and national electrical codes. It shall be complete and operational using a current commercial standard product.

All related work such as connection to building electrical system, location of push button operator, circuit wiring, etc., shall be included.

*Specify location of operating push button.




INITIALS
Gov't
Lessor

INTERNATIONAL ELECTRONICS, INC.





Please carefully read the technical section of the instructions. If this product does not seem to operate properly, please call our Technical Department toll free at 1-800-343-9502 (781-821-5566) Monday-Friday 8:30 am-7:00 pm EST.

We understand your time is valuable, and we know that calling our Technical Support Department will ensure that you'll make the most profit possible with your IEI product.

Thank you for your purchase. We appreciate your business.



IEI 212iL Keypad
"When Form Meets Function At A Great Price"
Design
USES
Value
ELEGANT LOOKS
INDOOR
GREAT PRICE
BACKLIT
DEVICE CONTROL
120 USERS
MEDIUM DUTY USE
DOOR CONTROL
ITS FROM
At Your Distributor Now
IEI 1-800-733-9502
Web www.ieib.com

INITIALS GOV'T LESSOR

COMMAND & CONTROL STYLES:

212HNDOOR STYLE
- Flushmount indoor design.

212w-WEATHER RESISTANT STYLE
- Flushmount outdoor design.

212r-RUGGEDIZED STYLE
- Weatherproof self-contained metal housing.
- Vandal resistant.
- Cast metal housing suitable for wall, post or gooseneck mounting.
- Available in White or Black.
- 4 On-Board relays.

212se-SEALED ENVIRONMENTAL STYLE
- Weatherproof self-contained metal housing.
- Vandal resistant.
- Small design suitable for residential, commercial and industrial applications.
- 4 On-Board relays.

212m-MULLION STYLE
- Weather resistant metal housing.
- Two-piece design with secured electronics.
- Narrow housing suitable for aluminum door frame mounting.
- Available in Bronze or Satin Aluminum

ACCESSORIES:

DATA LOGGING
- IEI-250 PRINTER INTERFACE provides power, communication inputs and outputs for up to 8 Door•Gard Keypads. Interfaces with any parallel printer for user/door activity logging.

INSTALLATION
- IEI-280 WEATHERPROOF SURFACE BACK BOX.
- IEI-281 FLUSH MOUNT BACK BOX.
- IEI-290 12 VDC PLUG-IN POWER SUPPLY. 300MA.
- IEI-293 THREE RELAY PLUG-IN BOARD with FORM C, 1 amp relays.

Converts transistor outputs to dry contacts (for use with Command and Control indoor, weather resistant and mullion styles).

MAGNETIC STRIPE CARDS –
Track II encoded, low coercivity cards.
- IEI-2010 – Pack of 10 cards.
- IEI-2025 – Pack of 25 cards.

TAMPER PROTECTION
- IEI-282 TAMPER SWITCH detects faceplate removal.
- IEI-283 SECURITY MODULE responds to tamper switch (included) and cuts all in/out power to the door lock. Wires can't be crossed to unlock door. Must be reset from inside the protected area.
- IEI-289 TAMPER SCREWS - TRI-HEAD.
- IEI-267 1/4" DRIVER.
- IEI-270 ADAPTER SOCKET - TRI-HEAD.
- IEI-288 TAMPER SCREWS - ALLEN WITH PIN.
- IEI-271 TAMPER WRENCH - ALLEN WITH PIN.

OTHER DOOR-GARD PRODUCTS FROM IEI

CONTROL PANEL INTERFACE SERIES

210 – Programmable Keypad- Direct hardwire keyswitch replacement.
240 – Battery Operated Keypad- Direct keyswitch replacement (for indoor use).
262 – The Partitioner- Self-contained 2-zone control.

SELF-CONTAINED ACCESS CONTROL SYSTEMS

232i – Indoor keypad
232w – Weather-resistant
232se – Sealed environmental keypad
232r – Ruggedized keypad
232m – Mullion keypad
233 – Card Reader System
234 – Keypad/Card Reader System

FEATURING
- Lock Release Relay
- Lock Release Time
- Alarm Zone Shunting Relay
- Multiple User
- Propped Door Alarm Relay
- Timed Egress Input
- Forced Door Alarm Relay
- Front Programmable

LIMITED WARRANTY

International Electronics, Inc. (IEI) warrants its products to be free from defects in material and workmanship, when they have been installed in accordance with the manufacturer's instructions, and have not been modified or tampered with. IEI does not assume any responsibility for damage or injury to person or property due to improper care, storage, handling, abuse, misuse, normal wear and tear, or an act of God.

IEI's sole liability is limited to the repair or (at IEI's option) the replacement of the defective product or part when sent to IEI's facility (freight and insurance charges prepaid), after first obtaining IEI's Return Merchandise Authorization.

IEI will not be liable to the purchaser or anyone else for incidental or consequential damages arising from any defect in, or malfunction of, its products.

This warranty shall expire two years after shipping data for DOOR-GARD keypads.

Except as stated above, IEI makes no warranties, either express or implied, as to any matter whatsoever, including, without limitation to, the condition of its products, their merchantability, or fitness for any particular



INTERNATIONAL
ELECTRONICS, INC

INTERNATIONAL ELECTRONICS, INC.
427 TURNPIKE STREET, CANTON, MA 02021 USA
800-343-9502, 781-821-5566
781-821-4443 FAX
FAX INFORMATION CENTER 781-821-0734 (FROM YOUR FAX MACHINE)

MADE IN U.S.A.

605-0212
REV. 1.03

INITIALS
GOV'T	LESSOR
[signature]	[signature]



Electromagnetic Door Lock
Red LED
Yellow LED
Green LED
Brown
White/Orange
TS1
V+ V- NC C NO
Relay
Transorb
Magnetic door lock
(fail safe)



Basic Access Control with an Electric
Door Strike
Red LED
Yellow LED
Green LED
Brown
White/Orange
TS1
V+ V- NC C NO
Relay
AC-DC



Shunting a Normally Closed Zone
Red LED
Yellow LED
Green LED
Brown
White/Orange
TS1
V+ V- NC C NO
Relay



Arming and Disarming a Typical Control Panel
Green LED (panel disarmed)
Red LED (panel armed)
TYPICAL ALARM
CONTROL PANEL
GREEN LED (-)
RED LED (-)
12 VOLTS (+)
PA-For
User LEDs
ARM/DISARM
TERMINALS
Relay
TS1
V+ V- NC C NO
12 VOLTS(-)
12 VOLTS(+)
NOTE: LED ground wires must be removed from keypad.
PA connector and wired to panel. Connections are shown
for a typical panel with -V (sink) outputs.



Wiring to a Model
250 Printer interface
or a Hard Copy
White/Black
White/Yellow
TS1
Relay
250 Printer Interface
12 Volts AC
Input Voltage
Parallel
Printer

PACKING CHECKLIST

212i or 212w KEYPAD

TEN CONDUCTOR WIRING HARNESS (1)
SLOTTED SCREWS (2)
SECURITY SCREWS (2)
*M.O.V. (2)
*100 OHM RESISTOR (1)
*10 OHM RESISTOR (1)
*IN4004 DIODE (1)
TRANSORB (1)
MOUNTING GASKET 212w ONLY (1)
FEATURES AND PROGRAMMING GUIDE
WARRANTY CARD

NOTE: DUE TO IMPROVEMENTS, ITEMS WITH AN ASTERISK(*) ARE NO LONGER REQUIRED FOR INSTALLATION.

606-1112 Rev 1.00

INITIALS GOV'T CONTRACTOR


212 i/w Circuit Board
Red LED
Yellow LED
Green LED
NOTE: J3 JUMPER NOT USED ON 212i/w
J3
Yellow Prog LED
Red LED
Green LED
J2-Remove jumper for 24 volt operation
Note: Wiring Harness P1 leads exit over terminals
Relay
TS1
V+ V- NC C NO


212 i/w Wiring Harness
White Not used
Wht/blue Output 3 -V (Sink 50mA)
Wht/red Output 2 -V (Sink 50mA)
Orange Output 4/panic -V (Sink 50mA)
Brown Remote Triggering Input (REX)
Wht/orange Remote Triggering Input (REX)
Wht/black K (in) Keypad active
Wht/yellow K (out)
Black Ground (Output only)
Red Not used
Warning: Plug this harness in with the leads facing down! Permanent damage may result if incorrectly inserted.


Optional 293 Auxillary Relay Board
RELAYS
OUTPUT 2
OUTPUT 3
OUTPUT 4
1 Amp @ 24VDC
Remote triggering
Not used
Dip Switch Selection for 12 or 24 Volt Operation. NOTE: Switch all 3 to selected operating voltage.
12V 24V
ACCESSORY RELAY BOARD
TERMINAL STRIP TS1
KEYPAD ELECTRONICS BOARD
The IEI Model 293 plug on relay board converts voltage outputs to Form C 1 Amp relays and provides screw terminal connections for all inputs and outputs. The 293 fits in a standard 2" electrical box with the keypad.


Wiring an accessory Relay
The markings in parenthesis refer to the IEI Model 284 Leaded Accessory Relay
White/red=Output 2
White/blue= Output 3
Solid orange= Output 4/Panic
Coil positive-(Red)
Red
Relay NO-(Green)
Relay Comm-(Blue)
Relay NC-(Gray)
TS1
V+ V- NC C NO
White/red
Coil negative-(White)
12-24v AC/DC

CHNICAL NOTES

When using this device to operate an electric locking device you **must** install the transorb as close to the locking device as possible. Installation of this device will prevent the " electrical kick back " voltage generated by the locking device from damaging the keypad.

To avoid ESD (electro-static discharge) from interfering with the operation of the DOOR-GARD, ground the negative terminal of the keypad to earth ground. If the power supply can not be grounded, then the case should be grounded.

When mounting the 212w outside, apply silicone to the area where wires enter the case, and install a weep hole at the bottom of the box. This will help prevent warm air from condensing on the circuit board.

For use in extreme weather conditions, please consult the factory for additional methods of protecting your DOOR-GARD from the environment.

SPECIFICATIONS:

MECHANICAL:
BOARD DIMENSIONS:
1.70"w x 2.60"h x 1.125"d
1.70"w x 2.60"h x 1.675"d (w/ 293 relay board)

ELECTRICAL:
VOLTAGE:
12-24 Volts AC/DC (selected by jumper)
CURRENT:
@12vdc 4.5ma typical-36ma w/relay energized
@24vdc 6.2ma typical-38ma w/realy energized
Note: add 6ma per LED @ 12 volts/12ma @ 24 volts
Note: keypads using the IEI-293 relay board require an additional 30ma for each relay energized.
OUTPUTS:
Main relay: 8 Amp. Form-c @ 24VDC-10 AMP surge
Outputs 2, 3, & 4 are 50ma negative voltage outputs

ENVIRONMENTAL:
TEMPERATURE:
-20 DEGREES F TO 130 DEGREES F (-28C TO 54C

606-1112 Rev 1.00

INITIALS GOV'T LESSOR


INITIALS
GOV'T
LESSOR

ATTACHMENT

DOCUMENT DROP WITH ACRYLIC BOX

RECEPTION ROOM SIDE



SLANTED LETTER SLOT

Steel-spring action keeps the flap tightly closed. Magazine size slot opening required (approx. 11-1/2 inches x 2-7/8 inches). Wall liner to be slanted and deep enough to be installed in a wall. Constructed of aluminum (gold or silver). Letter slot opening to face the Reception Room. Install opening at 42 inches from the finished floor. (Acceptable source: AAA Mailbox Sales and Service, 701 Richcreek Road, Austin, TX 78757, telephone 512-451-6269)

INITIALS	
GOV'T	LESSOR
[signature]	[signature]

DOCUMENT DROP BOX
(April 2002)

Letter Slot - Opening with steel-spring action to keep the flap tightly closed. Magazine size slot opening required (app. 11-1/2" x 2-7/8"). Slot opening to be constructed of aluminum (gold or silver). Letter slot opening to face the Reception Room. Install opening at 42" from the finished floor. (Acceptable source: AAA Mailbox Sales and Service, 701 Richcreek Rd, Austin, TX 78757, phone 512-451-6269).

Drop Box - Constructed with 1/2" plywood, Melamine faced on all exposed surfaces (SSA Manager to select color). Clear acrylic panel to be installed in front for visibility of contents. Slanted top with hinged opening.and padlock hasp with lock. Wall liner to be slanted and deep enough to be installed through the wall.


RECEPTION ROOM WALL
LETTER SLOT OPENING
PIANO HINGE
8"
4" WIRE PULL/HANDLE
PADLOCK HASP WITH LOCK
1/2" PLYWOOD MELAMINE LINER
12"
CLEAR ACRYLIC
42"
13"
13"
FRONT ELEVATION
SIDE ELEVATION

INITIALS GOV'T LESSOR

GENERAL OFFICE SIDE



Letter Slot installed 42 inches from the finished floor. Acrylic box (12 inches wide x 12 inches deep x 12 inches high) attached to wall directly below the Letter Slot opening.


INITIALS
GOV'T
LESSOR

SELF-HELP COUNTER (10 FEET)

- Size: 10 feet by 18 inches deep. Heights as shown below are from the finished floor.
- Construction: Cabinet to be constructed of 3/4 inch plywood with veneer. (Pressed board and wafer board are unacceptable.) Unit to be mounted securely to the wall. Door knob/handle with lock and key and four adjustable shelves to be provided.
- Finish: All exposed surfaces of counter and inside cabinet including shelving to be covered with laminate, Pionite or equal. Color to be selected by the SSA Manager.


10'
24"
42"
34"
Lock
Open Area
Open Area

DRAWING TITLE	RECEPTION ROOM SELF-HELP COUNTER	GENERAL SERVICES ADMINISTRATION PUBLIC BUILDINGS SERVICE					
PROJECT		SCALE: 1/2" = 1'-0"					
LOCATION		DWN. BY	L. FLORES	10/23/14	CKD. BY		
STREET		PROJ. NO.		DWG. NO.			

INITIALS GSA LESSOR

Door

-The door shall be a solid core flush door with 5-ply construction and Type II non-staining glue. The door should be factory mortised and should receive a premium grade factory coated natural finish. The grain and stain effect shall be determined by the GSA contract officer*. Field finish the stiles with same product as used on the factory finish. Each door shall bear an identifying mark indicating its quality and construction. The identifying mark or a separate certification shall include identification of the standard on which construction of the door is based, identity of the manufacturing plant, identification of the standard on which preservative treatment, if used, was made.

-The door shall be fit, hung, and trimmed to the extent that it is plumb and true. Clearances are as specified below. The lock edge or both edges of the door shall be beveled at the rate of 1/8" to 2". Cuts made on the job shall be sealed immediately after cutting, using a clear varnish or sealer. Bottom of bottom gate shall be undercut to allow clear door swing over carpeted areas. Vertical edges of doors which have not been rounded or beveled at the factory shall be eased when the door is installed.

Frame

-The door frame shall be a 16 guage hollow metal frame. Whenever damage becomes evident, abraded, scarred, or rusty areas shall be cleaned and touched up with the paint used in the shop painting. Metal frames shall be reinforced, drilled, and tapped to receive all necessary hardware. Rubber silencers shall be installed into factory predrilled holes in door frames; adhesively applied silencers are not acceptable. Where frames are installed in plaster or masonry walls, plaster guards shall be provided on door frames at hinges and strikes.

-A wrap around frame should be used for 6" walls. For 8" walls or more, securely anchor a butt frame using T-anchors.

Shelf

-Shelf shall be 3/4" plywood with veneer. Veneer is to be a high pressure laminate in a wood grain and color to match the door finish.

Hardware

1 mortise entry lock (lower gate)
2 slide bolts (on upper gate to attach it to lower gate)
1 door stop (lower gate)
1 wall type door stop with holder and keeper (upper gate)
4 ball bearing full mortise hinges
2 brackets for shelf

All hardware should have a chrome finish unless otherwise specified by the GSA contract officer*.

* In these cases only, a designated representative may act in lieu of a GSA contract officer for the purpose of specifying an interior product finish. Quality and quantity of any products herein must not be altered.

1/8" CLEARANCE
3'-0"
1/8" CLEARANCE
1/8" CLEARANCE
7 1/4"
28 1/4"
13 1/2"
22 3/4"
12 1/4"
7'-0"
35"
16"

CENTER SHELF ON LOWER GATE. ALLOW CLEAR DOOR SWING.
SHELF HEIGHT IS 42" STD.

UNDERCUT TO ALLOW CLEAR DOOR SWING OVER CARPET.

INITIALS

DRAWING TITLE	DUTCH DOOR	GENERAL SERVICES ADMINISTRATION PUBLIC BUILDINGS SERVICE			
PROJECT	WITH OBSERVATION WINDOW	SCALE: 1/2" = 1'-0"			
LOCATION	Observation window: approx. 5" W x 18" L	DWN. BY	L FLORES	10/21/	CKD. BY
STREET	With mirror finish reflective film facing Reception room. Bottom of window to be 56" From finished floor and 8" from edge of door	PROJ. NO.		DWG. NO.	

35

ATTACHMENT - DUTCH DOOR A

Cabinet

Cabinet to be constructed of ¾" particle board covered with Melamine on all exposed sides and ends. All joints to be fastened with both glue and nails. Color to be selected by SSA Manager

Standards and Shelving

Brackets for fixed and adjustable shelves to be dadoed. Shelf material to be ¾ Melamine or equal on all exposed. Sides/ends (top and bottom of each shelf). Furnish three loose shelves with each unit, cut fully 15 inches deep and length to suit. Finish as above.

Adjoining Units

Carriage bolts shown in Detail C are required only between adjoining units. Bolts to be field installed after units are set up in final location.


2'-6"
¾"
¾"
8'-0"
45"
36"
5"
18"
27"
C
30"
Inside Dimensions
K&V #255 STANDARDS, #256 SUPPORTS
24"
18"
15"
⅜" BACK
A
B
DETAILS
A
COVR. BASE
2" x 4" BLOCKING
B
3/8" PLYWOOD BACK
2" x 4" BLOCKING
C
1/4" CARRIAGE BOLT
1" x 2" BLOCKING
D
CORNER UNIT

DRAWING TITLE	STORAGE ROOM SHELVING	GENERAL SERVICES ADMINISTRATION PUBLIC BUILDINGS SERVICE
		SCALE: ½" = 1'-0"
LOCATION		
	36	

INITIALS

Gov't	Lessor
[signature]	[signature]

ATTACHMENT SHELVING

UNIFORM FEDERAL ACCESSIBILITY STANDARDS

4.24 Sinks

4.24.1 General. *Sinks required to be accessible by 4.1 shall comply with 4.24. Sinks in kitchens of accessible dwelling units shall comply with 4.34.6.5.*

4.24.2 Height. Sinks shall be mounted with the counter or rim no higher than 34 in (865 mm) from the floor. [Finished floor]

4.24.3 Knee Clearance. Knee clearance that is at least 27 in (685 mm) high, 30 in (760 mm) wide, and 19 in (485 mm) deep shall be provided underneath sinks.

4.24.4 Depth. Each sink shall be a maximum of 6-1/2 in (165 mm) deep.

4.24.5 Clear Floor Space. A clear floor space at least 30 in by 48 in (760 mm by 1220 mm) complying with 4.2.4 shall be provided in front of a sink to allow forward approach. The clear floor space shall be on an accessible route and shall extend a maximum of 19 in (485 mm) underneath the sink (see Fig 32).

4.24.6 Exposed Pipes and Surfaces. Hot water and drain pipes exposed under sinks shall be insulated or otherwise covered. There shall be no sharp or abrasive surfaces under sinks.

4.24.7 Faucets. Faucets shall comply with 4.27.4. Lever-operated, push-type, touch-type, or electronically controlled mechanisms are acceptable designs.

4.27.4 Operation. Controls and operating mechanisms shall be operable with one hand and shall not require tight grasping, pinching, or twisting of the wrist. The force required to activate controls shall be no greater than 5 lbf (22.2 N).

Waste Disposal Unit
-continuous feed, with hardened stainless steel grinding elements, 1/2 HP permanently lubricated motor and overload protector with manual rest; must have 115V, 20 Amp electrical supply with control switch, hardwired 120V 6.7 Amps.

All Cabinets to be constructed of ¾" plywood with veneer. Pressed board is unacceptable. All exterior/interior surfaces of counter and cabinets to be finished with Melamine plastic laminate or equal. Units must be mounted securely to the wall.

Counter and Back Wall Shield countertop to be constructed of ¾" plywood. Counter top and back wall shield to be laminate clad*

Back wall shield to run continuous from the counter top to the top cabinet (20" x 96")

Sink – Double compartment Stainless steel sink with a complete Single mixing faucet (minimum 8" long and movable)

Notes: (A) is a 6" x 1" board to Allow cabinet door stop.
(B) is a base shelf that is removable for wheelchair access



12"
12"
30"
84"
6½" MAX
27"
4"
3"
19"
30"
12"
8"
34"
(A)
(B)
32"
18"
18"
96"

* In these cases only, a designated representative may act in lieu of a GSA contract officer for the purpose of specifying an interior finish. Quality and quantity must not be altered.

GENERAL SERVICES ADMINISTRATION
PUBLIC BUILDINGS SERVICE

SCALE ½" = 1'-0"

DRAWING TITLE: STYLE B
MULTIPURPOSE ROOM COUNTER/SINK WITH FOOD WASTE DISPOSAL & WALL CABINETS

INITIALS

Gov't	Lessor
[illegible]	[illegible]

Revised 9/13/99 ATTACHMENT 8' CABINET 37

ACCORDION FOLDING ACOUSTICAL PARTITION

Furnish and install one (1) ea.

Accordion folding acoustical partition assembly.

The assembly shall be top supported and manually operated. The manufacturer shall provide a heavy duty extruded aluminum recess track for best performance. The partition shall be supported by 2-wheel ball bearing carriers spaced 18"-21" on center. The frame construction shall have an internal framing of vertical cold rolled steel, galvanized and riveted to form the folding mechanism. The cover shall be of semirigid 5-ply laminated construction with standard Class "A" vinyl fabric. The cover shall be fastened to steel cover support pins at hinge points. It shall be possible to replace covers in the field. The weight of the partition shall be not less than 4.1 lbs/sq. ft. and shall have an STC rating of 39.

The assembly shall be [8'-6"/9'-0"/9'-6"] high and [*18'/20'/22'] wide. It shall be complete and operational using a current commercial standard product.

All related work such as track suspension system, ceiling alterations and storage pocket shall be included.

*Give dimension for your specific application.


"Pocket" walls to house
folded partition

INITIALS

Gov't	Lessor
[signature]	[signature]

ATTACHMENT - FOLDING PARTITION



Requires 5' x 6' area

FRONT VIEW 4 feet in diameter

1.2 meter

NON PENETRATING ROOF MOUNT

weight antenna 90

mount: 540

630

INITIALS

GOVT	LESSOR
[illegible]	[illegible]

SPECIFICATIONS

Series 1761, 1111, and 1130

ELECTRICAL

	.76 series 1761 C-Band	.76 series 1761 Ku-Band	1.0 series 1111 C-Band	1.0 series 1111 Ku-Band	1.2 series 1130 C-Band	1.2 series 1130 Ku-Band
Antenna Aperture	.76 M 30 in.		1.0 M 40 in.		1.2 M 48 in.	
Operating Frequency (GHz)	3.625-4.2	10.95-12.75	3.625-4.2	10.95-12.75	3.65-4.2	10.95-12.75
Midband Gain (± .5db)	28 dBi	37.9 dBi	30.5 dBi	40.5 dBi	32.0 dBi	42.0 dBi
3 dB Beamwidth	7.0°	2.3°	5.3°	1.7°	4.4°	1.4°
Antenna Noise Temperature (linear)						
20° elevation	57 K	49 K	56 K	47 K	54 K	46 K
30° elevation	56 K	48 K	54 K	48 K	51 K	43 K
First Sidelobe (Typical)	-23 dB		-23 dB		-23 dB	
Cross-Pol Isolation	>30 dB (on axis)		>30 dB (on axis)		>30 dB (on axis)	
VSWR	1.3:1 Max.		1.3:1 Max.		1.3:1 Max.	

MECHANICAL

	.76 series 1761	1.0 series 1111	1.2 series 1130
Reflector Material	Glass Fiber Reinforced Polyester SMC		
Mount Type	Elevation over Azimuth		
Elevation Adjustment Range	5° to 90°		
Circular Elevation Adjustment Range (Series 1130 only)	12° to 90°		
Azimuth Adjustment Range	360° Continuous		
Antenna Optics, Prime Focus	One Piece Offset Feed		
Mast Pipe Size	1.5" SCH 40 Pipe (1.90" OD) 4.83 cm.	1.5" SCH 40 Pipe (1.90" OD) 4.80 cm.	2.0" SCH 40 Pipe (2.38" OD) 6.05 cm.
Shipping Specifications	30 lbs. (14 kg.)	40 lbs. (18 kg.)	55 lbs. (25 kg.)

ENVIRONMENTAL PERFORMANCE

Wind Loading	*Operational*	45 mph with .2° pointing error (72km/h)
	Survival	125 mph (201km/h)
Temperature	*Operational*	-40° to 140° F (-40° to 60° C)
	Survival	-50° to 160° F (-46° to 71° C)
Rain	*Operational*	1/2" /hr
	Survival	2" /hr
Ice	*Operational*	—
	Survival	1/2" radial
Atmospheric Conditions		Salt, Pollutants, and Contaminants as Encountered in Coastal and Industrial Areas
Solar Radiation		360 BTU/h/ft²

4 feet High
4 feet in diameter
antenna weights 90 lbs
mount weights 540 lbs
630
weight loading of 70 lbs
per Square foot.

Prodelin Corporation
PO Box 368
1700 NE Cable Drive
Conover NC 28613 USA
Phone 704/464-4141
Fax 704/466-0860
Home Page: http://www.prodelin.com

PRODELIN CORPORATION

INITIALS
GOV'T vlm | ASSESSOR [illegible]

System Requirements

Downlink Architecture

The downlink system receives a Single Channel Per Carrier (SCPC) or Multiple Channel Per Carrier (MCPC) digital transmission from the Baltimore uplink facility. There are two solutions for the downlink architecture, new or retrofit. A new downlink installation includes the following hardware and electronics:

- Ku-band antenna assemblies
  - 1.2m antenna assembly
  - 1.8m antenna assembly for Puerto Rico and the Virgin Islands
- Dual polarity for the antennas
- Antenna mounts to meet specific installation applications (generally non-penetrating roof mount)
- Low Noise Block Converter (LNB)
- Feedhorn (included in antenna assembly)
- Integrated Receiver/Decoder (IRD)
- Audio Conferencing Unit (Not provided by EDS/HGS)
- Interfacility link (IFL) cable (up to 300' included)
- Installation services

If a retrofit is necessary for an existing downlink system, EDS/HGS will perform the following:

- Inspect existing antenna, mount, and harness for serviceability
- Inspect coaxial cable and connectors for serviceability and waterproofing; replace all connectors where needed
- Check and replace seals where needed
- Install the IRD(s) and connect to the LNB
- Connect the IRD to the Audio Conferencing Unit
- Repeak antenna if necessary
- Document site configurations with photos after the retrofit installation

Downlink Components

Downlink Antenna Assembly

The antenna is placed outdoors, with a clear line of sight to the Galaxy X satellite. The antenna assembly is located as close to the IRD as practical. The antenna will use a nonpenetrating roof mount at most sites. Some sites will need a different type of antenna. This will be determined by the site survey.

INITIALS
GOV'T	LESSOR
[signature]	[signature]

Antenna Mounting System

The antenna used for this system is a nonpenetrating gravity-style mounting system designed to be placed on flat roof surfaces. The mount and the attached antenna are secured on the roof by ballast placed in the mount. The mount shape is rectangular, with a rubber pad between the roof and the mount to protect roofing material. The typical total weight of the mount and antenna is 20 pounds per square foot.

Low Noise Block Converter (LNB)

The LNB is a unit that mounts on the satellite antenna at the offset focal point of the antenna and converts the satellite signal from the Ku-band frequency (11.7-12.2 GHz) to the L-band frequency (950-1450 MHz).

Integrated Receiver/Decoder (IRD)

The IRD tunes to a desired satellite frequency and demodulates the signal into a composite bit stream. The IRD then separates the bit stream into its original video, audio, data, and control data signals. The IRD should be located in a secure, well-ventilated location. Clean AC power should be provided by a dedicated circuit. It should not be located adjacent to any source of electromagnetic interference (EMI).

Audio Conferencing Unit (Not Supplied by EDS/HGS)

The Audio Conferencing Unit (ACU) by Teleconferencing Technologies Inc. provides the audio communication link via a terrestrial phone network for the IVT network. This unit enables a person at one site to call in and ask questions to the original program site without experiencing audio feedback through the network. The end-user is responsible for providing a standard telephone connection, RJ11, within 10' of the ACU.

Interfacility Link Cable (IFL)

The satellite signal travels between the IRD and the LNB through an IFL cable. The IFL is a 75 ohm Plenum-rated coaxial cable. The cable provides connectivity from the LNB to the IRD and also provides DC voltage from the IRD to power the LNB. If the distance between the LNB and the IRD is over 300 feet, line amplifiers and/or an eternal power supply may be required. The cable is routed into the building through survey approved access or penetration point. Once the cable is inside the building, existing cable paths are used to route the cable to the IRD.

INITIALS	
GOV'T	LESSOR

Figure 1 illustrates the downlink network based on the components listed above.


Demarcation
Customer Premise Equipment
IRD
300' Cable
TV Monitor
Student Response Unit
LNB
VCR
1.2 M Antenna
Audio Conferencing Unit

Figure 1, EDS/HGS IVT Network

Explanation of the Uplink

The Uplink consist of four subsystems: baseband, intermediate frequency/radio frequency (IF/RF), signal processing, and a fixed antenna. The baseband subsystem accepts video and audio signals, performs the digitization encoding, then modulates the digital data onto a carrier for satellite transmission. The components of the baseband subsystem include the audio/video encoder, modulator, multiplexer, encoder manager, and IRD. The interface between the baseband and IF/RF subsystems is at 70MHz.

INITIALS
GOV'T | LESSOR



.76, 1.0, and 1.2 Meter C and Ku-Band Receive Only Offset Antenna Systems

Series 1761, 1111, and 1130

1.2 M series 1130 shown in photo

FEATURES

- Precision Compression Molded Offset Reflector
- Installation Time Reduced with Improved Mount Design
- Compact Packaging for Low Shipping Costs
- Low Visual Impact, Gray Reflector
- Various Mounting Options Available
- Feed and Elevation Alignment Indicators
- ISO 9002 registered: certificate no. A2421

Prodelin Corporation specializes in the design and manufacture of small aperture antennas. The Company has invested heavily in the manufacture of antenna products, especially for direct reception of signals by commercial customers. Prodelin is committed to the production of high quality, low cost and easily deployed antenna systems for operation at frequencies up to 30 GHz. Each system features a sturdy galvanized steel support structure and is available with a variety of feed, mount and pedestal configurations. The Company's products are marketed worldwide.




PRODELIN
CORPORATION

"Quality is reflected in everything we do"

INITIALS GOV'T LESSOR


52.00
MAJOR AXIS
AZIMUTH AXIS
10.32
30.0
6.00
29.76
6.00
4.50
6.37
ELEVATION AXIS
22.29
30.00
MAST HEIGHT
2" SCH 40 PIPE
(2.38 O.D.)

1.2M Ku-Band Receive Only
Series 1130 Offset Antenna Geometry


INITIALS
GOV'T
LESSOR


PRODELIN

NOTES FOR BALLAST TABLES

FOR 1.2M RxO ANTENNA ON 4 X 4 NPRM

1. Ballast tables 1.1-1.4 are based on an overturning design with a 1.0 safety factor. Total weight will be 1.5 times that shown if a 1.5 safety factor is required.

2. Values shown in tables 1.1-1.4 provide sliding resistance to the wind speed shown with a 1.0 safety factor when used with a rubber friction pad (coefficient of friction .7).

3. Recommended ballast material is concrete cap block, nominal dimensions of 4 x 8 x 16 inches. Number of blocks needed is based on an assumed weight of 25 lb each; blocks will vary depending on source. The actual weight of blocks should be determined for correct ballast amount.

4. Ballast shown is total ballast. Weight of antenna and NPRM (about 50 lbs) is subtracted from total to determine the number of blocks needed.

INITIALS GOV'T | LESSOR


PRODELIN

TABLE 1.
1.2M ANTENNA SYSTEM NPRM BALLAST REQUIREMENTS
4 FT. X 4 FT NPRM - OVERTURNING DESIGN (F.S. = 1.0)

TABLE 1.1 EXPOSURE B, 30 FT. ABOVE GROUND

DESIGN WIND SPEED (MI/HR)	70	80	90	100	110	125
TOTAL BALLAST (LB)	272	357	452	557	684	871
NO. OF BLOCKS	9	12	16	20	26	33
ACTUAL WEIGHT	275	350	450	550	700	875
STATIC ROOF LOAD (LB/FT^2)	17.2	21.9	28.1	34.4	43.8	54.7

TABLE 1.2 EXPOSURE B, 50 FT. ABOVE GROUND

DESIGN WIND SPEED (MI/HR)	70	80	90	100	110	-
TOTAL BALLAST (LB)	320	418	529	653	790	-
NO. OF BLOCKS	11	15	19	24	30	-
ACTUAL WEIGHT	325	425	525	650	800	-
STATIC ROOF LOAD (LB/FT^2)	20.3	26.6	32.8	40.6	50.0	-

TABLE 1.3 EXPOSURE C, 30 FT. ABOVE GROUND

DESIGN WIND SPEED (MI/HR)	70	80	90	100	-	-
TOTAL BALLAST (LB)	442	577	731	902	-	-
NO. OF BLOCKS	16	21	27	34	-	-
ACTUAL WEIGHT	450	575	725	900	-	-
STATIC ROOF LOAD (LB/FT^2)	28.1	35.9	45.3	56.3	-	-

TABLE 1.4 EXPOSURE C, 50 FT. ABOVE GROUND

DESIGN WIND SPEED (MI/HR)	70	80	90	-	-	-
TOTAL BALLAST (LB)	492	643	814	-	-	-
NO. OF BLOCKS	18	24	31	-	-	-
ACTUAL WEIGHT	500	650	825	-	-	-
STATIC ROOF LOAD (LB/FT^2)	31.3	40.6	51.6	-	-	-

INITIALS	
GOV'T	LESSOR
alm	KB

2.38" O.D. NON-PENETRATING MAST MOUNT
0800-654



2.38" O.D. MAST
48"
30"
48"
BRACE ANGLE
BASE FRAME

USED WITH 1.2M AND SMALLER Rx/O ANTENNA SYSTEMS
125 MPH SURVIVAL BASED ON 30 FT. ABOVE GROUND, EXPOSURE B



INITIALS
GOV'T
LESSOR



1.8M C and Ku-Band Receive Only Offset Antenna System Series 1183


PRODELIN
ISO 9002 registered
certificate no. A2421

ELECTRICAL

	C-Band	Ku-Band
Effective Aperture	1.8M 71 in.	1.8M 71 in.
Operating Frequency	3.7 - 4.2 GHz	10.95 - 12.75 GHz
Midband Gain (± .5dB)	35.5 dBi	45.5 dBi
3 dB Beamwidth	2.9°	.9°
Antenna Noise Temperature		
20° elevation	49° K	38° K
30° elevation	47° K	35° K
Feed Interface	CPR 229	Rectangular WR75, Circular C120 or WC75
Polarization	Linear or Circular	Single or Dual Linear
First Sidelobe (Typical)	-23 dB	-23 dB
Cross-Pol Isolation	>30 dB (on axis)	>30 dB (on axis)
VSWR	1.3:1 Max.	1.3:1 Max.

MECHANICAL

Reflector Material	Glass Fiber Reinforced Polyester SMC
Antenna Optics	Prime Focus, Offset Feed
Mount Type	Elevation over Azimuth
Elevation Adjustment Range	5° to 90° Continuous Fine Adjustment
Azimuth Adjustment Range	360° Continuous
Mast Pipe Size	3.5" SCH 40 Pipe (4" OD) 10.16 CM

ENVIRONMENTAL PERFORMANCE

Wind Loading	Operational	45 mph 72 km/h
	Survival	125 mph 201 km/h
Temperature	Operational	-40° to 140° F -40° to 60° C
	Survival	-50° to 160° F -46° to 71° C
Atmospheric Conditions		Salt, Pollutants and Contaminants as Encountered in Coastal and Industrial Areas
Solar Radiation		360 BTU/h/ft²
Shipping Specifications		Weight 160 lbs. 72 kg.

PRODELIN PO Box 368 • 1700 NE Cable Drive • Conover NC 28613 • 704/464-4141 • Fax 704/466-0860

INITIALS
GOV'T | OFFEROR


70.866
MINOR DIAMETER
70.594
MAJOR DIAMETER
41.35
6.56
7.31
6.70
AZIMUTH AXIS
0.95
6.56
45.50
TOP OF ARC
REFLECTOR CENTER
0.00
6.22
1.50
ELEVATION AXIS
30.84
36.00 MIN
42.00 MAX
MAST HEIGHT
3-1/2" SCH 40 PIPE
(4.00 O.D.)
PRODELIN
INITIALS
GOV'T
LESSOR

1.8M OFFSET SERIES 1183 RECEIVE ONLY ANTENNA GEOMETRY

SECTION III

3.0 BALLAST REQUIREMENTS

EXPOSURE:

1. Exposure B is urban or suburban areas, wooded areas, or other terrain with numerous, closely spaced obstructions having the size of single family dwellings or larger. Obstructions must extend 1500 feet in all directions from the antenna.

2. Exposure C is open terrain with widely scattered obstructions having heights generally less than 30 feet. Includes flat open country and grass lands.

BALLAST:

1. Ballast tables are based on an overturning design with a 1.5 safety factor. Values shown provide sliding resistance to the wind speed shown with a 1.0 safety factor when used with a rubber friction pad (coefficient of friction = .64).

2. Recommended ballast material is concrete cap block, nominal dimensions of 4 x 8 x 16 inches. These blocks will weigh between 25 and 30 lbs each, depending on local variation. Average weight of blocks should be determined for correct ballast amount.

3. Place ballast equally on all frames beginning at opposite corners of each side and working inward. If more than 40 blocks are needed, begin a second layer on top of the first.





INITIALS
GOV'T | LESSOR

TABLE 3.0-1 - 1.8M CIRCULAR VSAT ANTENNA
BALLAST REQUIREMENTS - EXPOSURE B - 30 FT. ABOVE GROUND

WIND SPEED (M.P.H.)	70	80	90	100	110	125
TOTAL BALLAST (LBS.)	755	930	1155	1430	1730	2255
STATIC ROOF LOAD (LB./FT²)	7.6	9.3	11.6	14.3	17.3	22.6
ANTENNA & NPMM WT. (LBS.)	430	430	430	430	430	430
NET BALLAST REQUIRED (LBS.)	325	500	725	1000	1300	1825

TABLE 3.0-2 - 1.8M CIRCULAR VSAT ANTENNA
BALLAST REQUIREMENTS - EXPOSURE B - 50 FT. ABOVE GROUND

WIND SPEED (M.P.H.)	70	80	90	100	110	125
TOTAL BALLAST (LBS.)	830	1080	1380	1705	2055	2655
STATIC ROOF LOAD (LB./FT²)	8.3	10.8	13.8	17.1	20.6	26.6
ANTENNA & NPMM WT. (LBS.)	430	430	430	430	430	430
NET BALLAST REQUIRED (LBS.)	400	650	950	1275	1625	2225

TABLE 3.0-3 - 1.8M CIRCULAR VSAT ANTENNA
BALLAST REQUIREMENTS - EXPOSURE C - 30 FT. ABOVE GROUND

WIND SPEED (M.P.H.)	70	80	90	100	110	125
TOTAL BALLAST (LBS.)	1155	1505	1905	2355	2830	3680
STATIC ROOF LOAD (LB./FT²)	11.6	15.1	19.1	23.6	28.3	36.8
ANTENNA & NPMM WT. (LBS.)	430	430	430	430	430	430
NET BALLAST REQUIRED (LBS.)	725	1075	1475	1925	2400	3250

TABLE 3.0-4 - 1.8M CIRCULAR VSAT ANTENNA
BALLAST REQUIREMENTS - EXPOSURE C - 50 FT. ABOVE GROUND

WIND SPEED (M.P.H.)	70	80	90	100	110	125

INITIALS
GOV'T LESSOR


120.00
60.00
15.13 INSIDE
18.00 INSIDE
60.00
120.00
3.5" SCH 40 PIPE (4.00" O.D.)
25.5
48.00

Figure 1

INITIALS

GOV'T | LESSOR

EXTERIOR DOOR PREP FOR RECESSED DOOR CONTACTS

Interior Finished Wall

Conduit to above ceiling tile

Brick Wall

3/4' EMT or Flex Conduit

Box Connector

4X4 metal box tack welded to door jamb.

Cross Section of Typical Rear Door

3/4' Hole Drilled in Door Top

3/4' Hole Drilled in Door Jamb

Protected Side of Door

DOOR

Exterior Door Prep For Recessed Door Contacts


INITIALS
GOV'T
LESSOR

GUARD STATION
(FREE STANDING)

Walls covered (both sides and end) with plastic laminate and topped with a curved, stained oak wood cap. Counter to be constructed of 3/4" plywood with appropriate braces and top/front edge covered with plastic laminate (SSA Manager to select laminate/stain). Counter height to be 29 inches from the finished floor.



COUNTER
9 1/2"

TOP VIEW



29"
32"

SIDE VIEW



43"
78"

FRONT VIEW





INITIALS





INITIALS

GOV'T	LESSOR
wlm	KS



GUARD STATION (L-SHAPE)

TOP VIEW
(1/25/02)


5'-5"
(42' High) WALL/TOP CAP
(42' High) WALL/TOP CAP
3'
2'-6"
WALL
COUNTER
5'
42' walls covered (both sides and end) with plastic laminate and topped with a stained oak wood cap. Counter to be constructed of 3/4' plywood with appropriate braces and top/front edge covered with plastic laminate (SSA Manager to select laminate/stain). Counter height to be 29 inches from the finished floor.

INITIALS
GOV'T | LESSOR


36"
3 5/8"
3 5/8"
10'-0" TOP OF FRAMING
18 GA. TRACK TOP AND BOTTOM OF BOXED HEADER
9'-10" CEILING
2 - 6" X 1 5/8" X 18 GA. OPEN FACE TO OPEN FACE STEEL STUD BOXED HEADER.
3 5/8" X 20 GA. FULL HEIGHT STEEL STUD WALL AT 16" OC.
3 5/8" X 1 5/8" X 20 GAGE STEEL STUD-ARCHED VALANCE HEADER VARYING FROM 36" T 24" IN THE CENTER OF ARCH (IN HEIGHT) ATTACH TO BOXED HEADER AT EVERY 12" OC. STUD WITH 2 #12 TEK SCREWS.
3 5/8" X 20 GA. STEEL STUDS AT 16" OC. BY 10'-0" IN HT.
3 5/8" X 1 5/8" X 18 GAGE JAMB STUD ATTACHED TO THE 6" BOXED HEADER ABOVE WITH 2 #12 TEK SCREWS EA. SIDE. (FLANGES SHALL CAP ACROSS BOXED HEADER)

Q FRAMING SECTION
1" = 1'-0"

ARCHED WALLS

INITIALS

GOV'T	LESSOR


3 5/8"
12"
3 5/8"
3 5/8" X 20 GA. FULL HT. WALL
JAMB STUDS: 3 5/8" X 18 GA. STEEL STUDS FULL HT. (9'-6") TO BOTTOM OF BOXED HDR. OUTSIDE FLANGES SHALL BE ATTACHED TO BOXED HDR. ABOVE.
3 5/8" X 20GA. STEEL STUDS AT 16" OC. BY 10'-0" IN HT.
6" CONTINUOUS BOXED HEADER
12"
6'-8" +/-
12"
3 5/8" X 20 GA.
FRAMING PLAN VIEW
P
1/2" = 1'-0"
Q
ATTACH VALANCE TO 6" BOXED HEADER AT EVERY VERTICAL STUD W/2 #12 TEK SCREWS
3 5/8" X 1 5/8" X 20 GA. STEEL STUD ARCHED VALANCE HEADER
6" BOXED HDR BEYOND
36"
2'-5 15/32
2'-1 7/16"
24"
2'-1 7/16"
2'-5 15/32
36"
CROWN-MOLDING
10'-0"
7'-0"
8'-0" (CENTER OF ARCH.)
3 5/8" X 1 5/8" X 18 GA. JAMB STUDS ATTACHED TO THE 6" HIGH BOXED HEADER ABOVE.
INITIALS
GOV'T
LESSOR

Custom Mats

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Mats are available in any size, with a choice of 14 colors and your custom design. Send us your suggestion for a layout, which may include lettering, emblem insignia. We will return to you a computer-generated colored sketch, FREE. Visualize and inspect your layout on a scaled replica of a Luxo-Link Mat. With the customized sketch, you will receive a firm quotation and a sample of the 14 colored vinyl links used in fabrication.

Ordering directly from the manufacturer insures the lowest price, speedy delivery and prompt customer service.



6' x 8'

INITIALS GOV'T | LESSOR

UNITED STATES MARINE CORPS COMPUTER AND TELECOMMUNICATIONS ACTIVITY 5' x 6'	WLIO-TV 6' x 6'6"
INDIAN KNOLL SCHOOL TIMBER WOLVES 6' x 6'	NAVAL RESERVE CENTER PORTLAND, MAINE 7' x 7'
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INITIALS

4/30/02

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VINYL LINK CUSTOM MATS & INDUSTRIAL RUNNERS

Available in 14 Colors



Black

Personalized, Custom Manufactured Vinyl Entrance Mats provide an attractive first impression that lasts. Here is a unique way to beautify an entrance, greet customers with a quality impression by adding beauty at your door, reducing dirt and wear on floors and promoting safety underfoot.

Promote your image or school spirit and help reduce dirt and wear on lobby and foyer floors!

Ordering directly from the manufacturer insures the lowest price, speedy delivery and prompt customer service. Mats are available in any size, with a choice of 14 colors and your custom design.

Over the years B.F. Hurley Mat Company has incorporated nearly every mascot imaginable into mats for schools and colleges. Mats are available in any size, offering color harmony to match your school colors and are custom designed to include lettering, insignia and emblems.

Send us your suggestion for a layout, which may include lettering, emblem, insignia, logo or mascot. We will return to you a computer-generated colored sketch, FREE.

Visualize and inspect your layout on a scaled replica of a Luxo-Link Mat. With the customized sketch, you will receive a firm quotation and a sample of the 14 colored vinyl links used in fabrication. Size (square footage) is the only determinant in pricing, with quantity discounts.

There are NO EXTRA CHARGES for lettering, designs, choice of colors or shipping.

VISIT OUR PRODUCT PAGES:

INITIALS
LESSEE | LESSOR


Link Mat Lettering Special

Industrial Runners

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SOCIAL SECURITY
USA
ADMINISTRATION
IRONTON, OH


SOCIAL SECURITY
USA
ADMINISTRATION
COLUMBUS, MS

INITIALS
GOV'T | [illegible]

UHP the

LOOK-OUT

by Ultra

CODE 94050
MODEL 5044BZ
Bronze Finish

NEW!

WIDE ANGLE PROJECTION DOOR VIEWER

Ideal for Senior Citizens or the Visually Impaired

- With High Quality Optical Lens
- Fits All Doors Wood or Metal from 1¾" to 2" Thick
- Installs with a Single 1¾" Hole
- the Look-Out Allows One-Way Viewing Inside, Outside Unable to See In
- the Look-Out Design Enables You to See Outside while Standing Away from the Door
- Available in Three Colors to Complement Your Door

Take a Look NOW! & See What We Mean

Large 2" Projection Screen on Inside of Door

Ultra Hardware Products

INITIALS
GOV'T

JUN-07-2002 09:32 P.01

SSA INTELLIGENT WORKSTATION/LOCAL AREA NETWORK (IWS/LAN) REQUIREMENTS FOR SITE PREPARATION IN FIELD OFFICES

PART 1 – GENERAL

1.1 BACKGROUND

The Social Security Administration maintains a network of computer systems equipment in its offices Nationwide to process information in managing the Federal program for which it has primary responsibility. This document provides general guidelines for preparing sites, electrically, to house SSA offices and the computer systems they require, and it sets out minimum power and data distribution requirements for the installation of SSA systems.

The Agency has an electrical design program in place to provide detailed drawings and specifications for the construction of individual sites. This document is intended for use by interested parties to plan ahead for the requirements of the detailed designs when they are received. In the event that the detailed construction documents are not available in time for incorporation into the construction process, this document will provide necessary guidance for design and construction.

1.2 SYSTEM CONFIGURATION

Each office must contain a securable space to house the central network control equipment. In Field Offices this is a locked Data Communications Room (DCR). The DCR contains one or more equipment racks with the servers, routers, data switches, and other miscellaneous equipment needed to manage the network. This room also houses the voice communications equipment and connections to the SSA wide area network.

In large or multi-story Field Offices where two or more telecommunications closets are necessary, the switches are installed in the closets, and fiber optic cable is use to interconnect the closets with each other and the DCR.

Workstations, printers, scanners, copiers, IP telephones, and miscellaneous other computer systems equipment comprise the remainder of the network equipment used in SSA offices. This equipment is employed at individual employees' furniture workstations and various other locations around the office.

1.3 DATA DISTRIBUTION REQUIREMENTS

Data distribution requirements are determined by the Federal Telecommunications Recommendations (FTR) as set forth by the National Communications System (NCR). Note that FTR 1090-1997, Commercial

Building Telecommunications Cabling Standard, incorporates TIA/EIA 568, Revision B, in its entirety.

The contractor shall be responsible for providing a minimum Category 6 (as defined by the TIA/EIA 568 Standard) compliant data channel from the patch panel in the DCR to the furniture or wall faceplate. All connections outside of these points (patch cables, PC adapter cables, etc.) are the responsibility of others. The contractor shall certify compliance by testing and the results compared to the TIA/EIA 568 standard and requirements set forth in this document for the appropriate cable type.

1.4 POWER DISTRIBUTION REQUIREMENTS

All power distribution shall be installed in compliance with the latest version of the National Electric Code as publish by the NFPA, and this document. All power for the DCR and the computer system workstations shall be provided from an IG-type distribution panel located in the DCR.

1.5 MECHANICAL REQUIREMENTS

The DCR shall be provided with mechanical equipment to maintain a temperature between 68 degrees and 78 degrees Fahrenheit. The HVAC system must be capable of maintaining ± 2 degrees F. of the thermostat setting. This condition must be maintained 24 hours a day, 7 days a week. HVAC shall be thermostatically controlled within the room and be independent of the "house" system. The equipment located in the DCR will be operational 24 hours a day, 7 days a week. Window-unit type air conditioners are not acceptable.

1.6 ABBREVIATIONS AND DEFINITION OF TERMS

DCR – Data Communications Room
EIA – Electronics Industry Association
FIPS PUB 94 - Federal Information Processing Standard, Publication 94
IG – Isolated Ground
NFPA – National Fire Protection Association
NEC – National Electric Code
STP-- Shielded, twisted pair cable generally meaning IBM Type 1 or Type 1A
TIA -- Telecommunications Industry Association
UTP -- Unshielded twisted pair cable

Branch Circuit- A branch circuit is an electrical circuit between a breaker in the panel board and receptacles or devices on the floor.

Feeder Circuit- A feeder circuit is an electric circuit between the service equipment, such as a distribution board or a switch board, and a panel board.

Isolated Ground- In a branch circuit it is a separate, insulated grounding wire run with the circuit conductors from an isolated grounding-type receptacle (usually orange in color) to the panelboard. It is connected to a separated insulated ground bus which is in turn connected by an insulated wire to the main building service ground, without connection to the conduit, electrical boxes, or neutral bus. This grounding conductor may pass through one or more panelboards without any connection to the panelboard grounding terminal. An IG should not run to an isolated earth grounding electrode or a water pipe.

Main Building Service Ground- The point at the electrical service entrance where the neutral of the incoming service or neutral of the service transformer is bonded to the service equipment ground.

Power, General Purpose- General Purpose circuits provide power for all tenant-use equipment not fed from IG circuits. These circuits shall not originate from any IG panels.

Provide- The contractor shall furnish and install.

Systems Furniture Feed- An 8-wire 208Y/120 volt pigtail is used for the systems furniture feed. This wiring harness contains one IG circuit and two general purpose circuits. Each IG circuit will have one phase conductor, one neutral conductor, and one IG conductor. Each general purpose circuit will have one phase conductor, one neutral conductor, and one equipment grounding conductor.

1.7 REFERENCES

Conformance to the latest revision of the following is required under this specification.

A. FCC Regulations:

1. Part 15- Radio Frequency Devices& Radiation Limits
2. Part 68- Connection of Terminal Equipment to the Telephone Network

B. FIPS PUB 94 - Federal Information Processing Standard 94, See FTR

C. FTR 1090-1997 - The National Communication System is now responsible for issuing and maintaining information relating to the Federal Government's communications standards. FIPS PUBs have been superceded by a system of Federal Telecommunications Recommendations. Specifically, FTR 1090-1997, Commercial Building Telecommunications Cabling Standard, outlines requirements for the installation of structured cabling systems in Federal buildings.

D. NEC - The National Electric Code (NEC) is published by the National Fire Protection Association (NFPA) and is part of most building codes. Compliance with the latest edition of this code is mandatory for electrical installation to safeguard persons and property from hazards arising from the use of electricity. Some local building codes may also have additional requirements..

E. National, State, Local and any other binding building and fire codes.

F. TIA/EIA 568 – Commercial Building Telecommunications Cabling Standard

G. TIA/EIA 569 - Commercial Building Standard for Telecommunications Pathways and Spaces.

H. TIA/EIA 606 - Administration Standard for the Telecommunications Infrastructure of Commercial Buildings.

I. Underwriter's Laboratories (UL): Applicable listing and ratings.

PART 2 – PRODUCTS

2.1 POWER

A. General

1. Provide products, for which quantities of two or more are to be furnished, from the same manufacturer and of the same product or model series.

2. Provide product components designed to be used together and which are physically and electrically compatible. Where component products are added to existing assemblies, provide products that electrically match existing (e.g., provide circuit breakers added to existing panelboards with voltage, AIC rating, and mounting style to match existing).

3. Provide products that do not contain any amounts of polychlorinated biphenyl (PCB) compounds.

4. Provide products that do not contain any amounts of asbestos.

B. Isolated Ground Panelboard

Provide isolated ground panelboard (to be identified as RP-G) with the following features:

1. 208Y/120 volt, 3-phase, 4-wire with fully rated neutral bus and separate copper equipment grounding and isolated grounding bus bars with a minimum capacity of 30 poles.

2. Minimum short-circuit rating of 10,000 RMS amperes.

3. Main circuit breaker, minimum ampacity equal to 125 percent of the total connected load as called for in this package plus an additional 40 percent of the connected load. This will provide a 20 percent spare capacity and a 20 percent growth factor.

4. Bolt-on type, 20 ampere, molded-case branch circuit breakers. Provide the required number of breakers plus 20 percent spare breakers.

5. Typed circuit directory card matching the installed circuit layout.

C. Isolated Ground Panelboard Surge Suppressors

1. Provide surge suppressors with field-replaceable modules and the following features and accessories:

   a. Fuses, rated at 200-kA interrupting capacity.
   b. Fabrication using bolted compression lugs for internal wiring.
   c. Single suppression circuits.
   d. Replaceable modules.
   e. MOV technology with single MOV for each suppression module. Fuse each phase of the surge current diversion module with 200k AIC surge rated fuses.
   f. Red and green LED indicator lights for power and protection status.
   g. Audible alarm, with silencing switch, to indicate when protection has failed.
   h. One set of dry contacts rated at 5 Amps and 250-V AC, for remote monitoring of protection status.
   i. Surge-event operations counter.

2. Peak Single-Impulse Surge Current Rating (kA): 200 per phase, 100 per mode. Designed to withstand a maximum continuous operating voltage (MCOV) of not less than 115% of nominal RMS voltage.

3. Minimum EMI/RFI filtering of minus 50 dB at 100kHz.

4. Minimum 3,500 Impulses of repetitive surge current capacities per mode utilizing 1.2 x 50 micro-second 20 KV open circuit voltage, 8 x 20 micro-second 10 KA short circuit current Category C3 bi-wave at one minute intervals without suffering performance degradation or more than 10% deviation of clamping voltage at a the rated surge current capacity.

5. Protection modes for grounded wye circuits with voltages of 480Y/277, 208Y/120; 3-phase, 4-wire circuits, shall be as follows:

   a. UL 1449 Second Edition Listed and Recognized Component Suppression Voltage Ratings shall not exceed the following:

Voltage	L-N	L-G	N-G
208Y/120	400	400	400
480Y/277	800	800	800

   b. The ANSI/IEEE C62.41 – 1991 Category B3 let through voltage shall not exceed the following:

Voltage	L-N	L-G	N-G
208Y/120	520	520	520
480Y/277	1300	1300	1300

6. Protection modes and UL 1449 clamping voltage for 240/120 V, single-phase, 3-wire circuits, shall be as follows:

   a. Line to Neutral: 500 V.
   b. Line to Ground: 500 V.
   c. Neutral to Ground: 500 V.

7. Protection modes and UL 1449 clamping voltage for 240/120 V, 3-phase, 4-wire circuits, with high leg shall be as follows:

   a. Line to Neutral: 500 V, 800 V from high leg.
   b. Line to Ground: 500 V, 800 V from high leg.
   c. Neutral to Ground: 500 V.

8. Protection modes and UL 1449 clamping voltage for 240V and 480V, 3-phase, 3-wire, delta circuits shall be as follows:

	480V	240V
Line to Ground:	1200	800

9. Minimum EMI-RFI Noise Rejection over the rated frequency range for single unit (multiple unit) installation(s):

   a. 34 dB (51dB) 100 KHz
   b. 51 dB (94dB) 1 MHz
   c. 54 dB (114dB) 10 MHz
   d. 48 dB (120dB) 100 MHz

INITIALS GOV'T LESSOR

10. Integral test port for off-line diagnostic testing of the unit's suppression filter system.

D. General-Purpose Panelboard

Provide general-purpose panelboard (to be identified as RP-A) with the following features:

1. 208Y/120 volt, 3-phase, 4-wire with fully rated neutral bus and copper equipment grounding busbar.

2. Minimum short-circuit rating of 10,000 RMS amperes.

3. Main circuit breaker, minimum ampacity equal to the total load as called for in this package and shown on the approved floor plans, plus 20 percent spare capacity, sized per NEC requirements.

4. Bolt on type, 20 ampere, molded-case branch circuit breakers. Provide 20 percent spare breakers.

5. Typed circuit directory card matching the installed circuit layout.

E. Branch Circuits

1. Provide isolated ground (IG) duplex receptacles, orange colored, NEMA 5-20R, Hubbell IG 5362, Arrow Hart IG 5362, or equal.

2. Provide general-purpose duplex receptacles, NEMA 5-20R, Hubbell, Arrow Hart, or equal.

3. Provide building wire, THHN/THWN insulation, solid or stranded copper wire for No. 10 AWG and smaller; stranded copper wire for sizes No. 8 AWG and larger. Provide minimum size of No. 12 AWG.

4. Provide compression-type fittings for all conduit unions.

5. Type MC cable is allowed only if the cable contains ALL the conductors mentioned above. SSA DOES NOT CONSIDER ANY CONDUIT OR SHEATH A SUITABLE ISOLATED OR EQUIPMENT GROUNDING PATH.

2.2 DATA

A. General

1. Provide a continuous single cable, homogeneous in nature for every cable run. Splices are not permitted.

B. Manufacturers

Manufacturers are shown below as an indication of acceptable product quality. "Or equal" substitutes will be considered upon submission.

1. AMP, Belden, Berk-Tek, Chatsworth, Fibertron, JDI, Leveton, Lucent Technology, Mohawk, Nordx/CDT, Ortronics, Panduit, Suttle, The Siemon Company.

C. Distribution Racks

Modular steel units designed for telecommunications terminal support and coordinated with dimensions of units to be supported.

1. Wall-Mounting: Aluminum, hinged wall bracket with provisions for power strip mounting.
2. Floor-Mounting: Steel, freestanding, modular, with vertical and horizontal cable management channels, top and bottom cable troughs, and grounding lug.

D. Cable

1. Provide Intrabuilding backbone fiber optic cable meeting the following requirements:

   a. Provide 6-strand or 12-strand multimode plenum cable as required by the project.
   b. Provide cable suitable for indoor installations, in a plenum environment.
   c. The fiber optic cable shall have the following rated tensile load: 150-lb. maximum rated load.
   d. Color code fiber strands within each sheath to allow identification of each fiber (ANSI/ICEA Publication S-80-576, and EIA-230).
   e. Do not use materials in fiber optic cable that contain hydrogen in quantities that will increase light attenuation.
   f. Passive fiber optic physical equipment and apparatus used in interconnecting and cross-connecting fiber optic cables shall possess a minimum fire resistant rating of UL94V-1.

g. Provide flame-retardant, low-smoke polyvinyl chloride (LS-PVC) jacketed cable sheath colored orange, NEC OFNP rated, and UL listed AS UL-OFNP/FT6.

h. Provide multimode fibers with a minimum bandwidth of 500/500 MHz/km at the 850 and 1300 nm wavelengths.

i. Provide multimode fibers with a maximum attenuation of 3.5/1.0 dB/km at the 850 and 1300 nm wavelengths.

j. Comply with TIA/EIA-568, latest revision performance requirements.

2. Provide horizontal minimum Category 6 unshielded twisted pair (UTP) cable meeting the following requirements:

a. Provide cable suitable for indoor installation.

b. Provide cable with 4 twisted pairs of insulated copper conductors per cable, 24 AWG solid copper, fully insulated with retardant low-smoke thermoplastic material, plenum NEC CMP rated, and UL listed as such.

c. Color code twisted pairs individually, within color coded bundles, to industry standards (ANSI/ICEA Publication S-80-576, and EIA-230).

d. Comply with appropriate TIA/EIA-568 performance requirements.

E. Patch Panels

1. Backbone Cabling Multimode Fiber Optic Patch Panels

a. Provide fully assembled rack mounted enclosed housing for protecting, storing and organizing the termination of the fiber optic cable including mounting components, and accessories such as connector panels, labels, etc. for a complete installation. Provide patch panel with an integrated patching facility.

b. Provide panel with the following characteristics:

Strain relief and support of the specified cables.

Slack storage facilities for fiber slack.

Capacity to accommodate all required fiber terminations plus 20 percent spare, but a minimum of 24 ports.

Patch cord management.

2. Horizontal Cabling Patch Panel (DCR Rooms)

   a. One-piece steel construction, modular or punch-down type, suitable for rack mounting, with factory-applied black baked enamel finish, with devices, junction fittings and other matching accessories as required for a complete Category 6 system and per UL 5.

F. Connectors

   1. Fiber- Backbone cabling multimode fiber optic connectors shall be type MTRJ or LC as determined by SSA.

   2. Copper- Category 6, 8-pin modular connectors, T568-A wired.

G. Cable Management and Support

   1. Wire Mesh Cable Tray

      a. Provide welded steel wire mesh cable tray with a 50-mm (2-inch) by 100-mm (4-inch) mesh size and a minimum wire diameter of 0.197-inches.

      b. Provide cable tray dimensions of 50-mm (2-inches) usable load depth by 300-mm (12-inches) wide.

      c. Construct units with rounded edges and smooth surfaces, hot-dipped galvanized after fabrication.

      d. Provide connector assemblies, clamp assemblies, connector plates, etc as needed for a complete installation.

   2. J-Hook Cable Support System

      a. Provide J-hooks rated to support Category 6 cable and optical fiber cable, mounted 1500-mm (5-feet) on-center for support of horizontal cabling. Do not exceed 40 percent fill ratio.

      b. Provide J-hooks with galvanized steel construction and 90 degree rolled safety edges.

      c. Provide latched retainers to contain cables within the hook area.

      d. Provide J-hooks with a static load capacity of 30 pounds per hook and fastener hole that accepts 6-mm (1/4-inch) bolts.

H. Innerduct and Accessories

1. Suitable for installation in plenum areas, with a 40-mm (1-1/2-inch) nominal inner diameter.

2. Provide corrugated innerduct with a polyethylene pull rope (minimum pull tension rating of 1,200 lb) pre-installed for the installation of cable.

3. Provide each innerduct continuous and uniquely colored for identification.

I. Labels

1. Backbone Cables

a. Provide self-laminating adhesive labels, machine printable with a laser printer suitable for cable diameters installed.

b. Printable Area: 50-mm (2-inches) by 12-mm (1/2-inch).

c. Color: White

2. Horizontal Cables

a. Provide self-laminating adhesive labels, machine printable with a laser printer suitable for cable diameters installed.

b. Printable Area: 50-mm (2-inch) by 12-mm (1/2-inch).

c. Color: White

3. Faceplates

a. Provide faceplate labels for all outlet faceplates, machine printable with a laser printer.

b. Color: White

4. Outlets and Patch Panel

a. Provide labels for data cable termination locations, machine printable with a laser printer.

b. Color: White

J. Miscellaneous Components

1. Velcro Cable Ties

a. Provide Velcro cable ties, 18-mm (¾-inch) wide with a minimum 50-mm (2-inch) overlap.

PART 3 – EXECUTION

3.1 Electric Power Installation- General

A. Install electrical equipment and accessories in accordance with the National Electrical Code and all local codes and ordinances.

B. Install branch circuiting in electrical metallic tubing (EMT), minimum size 3/4" with compression fittings. Install no more than three general purpose power homeruns per conduit. Note: The number of conductors needed for IG circuits requires a minimum 1" conduit for 3 circuits.

C. Install wiring for power feeders, branch circuits and communications systems in separate raceways unless otherwise indicated. Do not install isolated ground and non-isolated ground circuits in the same conduit.

D. For non-isolated ground circuits provide one equipment ground wire per conduit run.

E. For isolated ground circuits provide one neutral and one isolated ground wire for each circuit. In addition, provide one equipment ground wire per conduit run.

F. Metal-clad cable, Type MC, may be installed recessed in walls if all neutral wires, isolated ground wires and equipment ground wires as listed above are contained in the cable.

G. Provide color coding on 208Y/120 volt feeders and branch circuits as follows:

- Phase A - black
- Phase B - red
- Phase C - blue
- Neutral - white (Provide white with a color trace for neutral wires originating from the isolated ground panelboard.)
- Ground - green
- Isolated Ground - Green with yellow trace. Solid green wire with yellow tape at splice/termination points is not acceptable.

H. Provide color coding on 480Y/277 volt feeders and branch circuits as follows:

- Phase A - brown
- Phase B - orange

- Phase C - yellow
- Neutral - white
- Ground - green

I. NECA Compliance

1. Install products in accordance with NECA's Standard of Installation unless otherwise specified or indicated.

J. Wet, Damp, or Dry Location Work

1. Provide products as appropriate for wet, damp, or dry locations as defined by NFPA 70.

K. Manufacturer Installation Instructions

1. Install equipment in accordance with the manufacturer's installation instructions and recommendations.

L. Fire and Smoke Barrier Penetrations

1. Drill wall and floor openings for penetrations as needed.

2. Install raceways and electrical equipment, which penetrate fire-rated or smoke barrier surfaces, in a manner which maintains the surface rating or barrier intent.

M. Field Painting

1. In a manner satisfactory to the Contracting Officer, touch-up or refinish factory-applied paints or finishes which are chipped, defaced, scratched, or in any other way disturbed due to handling, installation, or general construction work.

3.2 Isolated Ground Power

A. Install the IG panelboard, RP-G, in SSA-controled space. If the panelboard is located in the DCR room, do not locate the panelboard in the zone identified for the LAN rack. Do not locate other non-IG panelboards in the DCR Room.

B. Provide a power feeder to the IG panelboard consisting of three phase conductors, one full-size neutral, one equipment ground (minimum No. 6 AWG) and one isolated ground conductor (minimum No. 6 AWG).

C. The isolated ground conductor feeding RP-G must originate from either the building service ground or the neutral/ground bond of the local 208Y/120 volt

transformer feeding RP-G and it must be run inside the feeder conduit. Provide one continuous isolated ground conductor from point of origin to RP-G.

D. Provide isolated ground branch circuiting to isolated ground (IG) duplex receptacles in systems furniture workstations. Connect a maximum of four (IG) duplex receptacles per 20-amp circuit. Provide an isolated ground (IG) duplex receptacle and isolated ground branch circuiting for each computer workstation not associated with systems furniture. The approved floor plan will show the location and number of workstations.

E. Provide three (3) IG duplex receptacles, and isolated ground branch circuiting for each DCR room LAN rack shown on the approved floor plan. Connect both receptacles to the same phase but on separate dedicated circuits.

F. All the receptacles for the computer equipment shall be isolated ground (IG) type and shall meet requirements of NEC 250-74 Exception No. 4.

G. Adhere to the following for maximum number of isolated ground receptacles per circuit and connection criteria. Maximum load per circuit is 16 amps.

EQUIPMENT	LOAD (Amps)	MAXIMUM PER CIRCUIT	ALLOWABLE CONNECTION CRITERIA
Workstation	2.0	4	Only with other workstations
Laser Printer	7.8	2	Only with other printers
Digital Copier	12.0	1	Dedicated Circuit
LAN Rack	4	0.5	Two dedicated circuits on the same phase

H. Label each isolated ground receptacle with the panel designation and circuit breaker number it is connected to (e.g. "G-14"). Place typed, self-adhesive label on receptacle faceplate. Handwritten labels are not acceptable. Identify each breaker at the panel and the devices it serves on the circuit directory.

3.3 General Purpose Power

A. Install the general-purpose panelboard, RP-A, within SSA controlled space preferably in the electrical closet serving the floor SSA occupies.

B. Connect general purpose furniture receptacles to panel RP-A. Provide two circuits of different phases to each workstation telepower pole and connect the number "1" or "a" general purpose receptacles to one phase and the number "2" or "b" receptacles to the other. Connect not more than 10 receptacles per circuit. The same circuits may be used to serve multiple workstation groupings if the maximum number of receptacles per circuit is not exceeded.

C. Provide additional non-furniture general-purpose electrical circuits and install receptacles as shown on the approved floor plan.

D. Other building general purpose receptacles, mechanical loads and lighting may be connected to RP-A.

3.4 Data Installation

A. General

1. Install work in a neat, high quality manner and conform to applicable federal, state and local codes.

2. Repair or replace work completed by others that is defaced or destroyed.

3. Install cables in a manner to protect the cable from physical interference or damage.

4. Do not exceed manufacturer's minimum allowance for bend radius of the cable.

5. Do not exceed manufacturer's maximum allowance for pulling tension on cable.

6. Ground all racks to the equipment ground bus in the IG panelboard with a #6 AWG grounding conductor and other such components per manufacturers' requirements.

B. Installation

1. Backbone Fiber Optic Cable

a. Install cables without kinks, twists, or impact damage to the sheath

b. Install cables continuous and with sheath continuity.

c. Do not use oil, grease, or similar substances to facilitate the pulling of cable. Use a UL approved cable pulling compound.

d. When not in innerduct, properly route cable and fasten to a cable support device, such as cable runway vertically mounted on the wall.

e. Install cables in innerduct on the vertical cable ladder when rising through the DCR room. Provide cable ties 600-mm (24-inches) on-center to support the innerduct.

f. Route cable through destination DCR room on cable tray to the fiber optic patch panel. Route cables inside the cable tray wherever possible, unless otherwise approved by the Engineer or Contracting Officer in writing prior to installation.

g. Provide strain relief at the patch panels for cables, per the manufacturer's instructions.

h. Provide fully assembled fiber optic patch panel in the cross-connect field, as indicated.

i. Provide accessories required for each shelf, including connector panels and adapters.

j. Terminate fiber strands at both ends with MTRJ connectors.

k. Replace fibers and terminations damaged during installation.

l. Terminate multimode strands with multimode connectors.

m. Provide the accessories and consumables required for the complete termination of fibers.

2. Horizontal Cable

a. Support station cables exiting the DCR room 1500-mm (5-feet) on-center using J-hook cable hangers.

b. Do not exceed 90 meters (300-feet) in length from the termination at the user's faceplate to the termination at the DCR room.

c. Provide a minimum of 150-mm (six-inches) of slack sheathed cable behind each station outlet faceplate. Coil the slack cable inside the junction box or raceway as per the cabling manufacturer's installation standards.

d. Route cables in vertical cable tray in DCR room.

e. Route cables a minimum of 150-mm (6-inches) away from power sources to reduce interference from EMI.

f. Install cables with sufficient bending radius so as not to break or kink, shear or damage binders, or to interfere with transmission in any way.

g. Neatly dress and organize cables in the cable tray. Bundle cables sequentially into groups of 12. Wrap every 600-mm (24-inches) with Velcro cable ties as required. Do not tightly bundle cables together. Fasten cable to cable tray via Velcro-type straps.

h. Route cable homeruns, parallel and perpendicular to building structure allowing for bending radius, and along corridors for ease of access. Do not route cables through an adjacent space if a corridor borders at least one wall of the room.

i. Route data cables from cable tray into the LAN rack and terminate with specified jack into patch panel. Do not support cables to the outside of the cable tray.

j. Provide permanent machine generated labels on each end of the cable no more than 100-mm (4-inches) from the edge of the cable jacket.

k. Terminate cables with Category 6 modular connectors and T568-A pin-pair assignment.

3. Patch Panels

a. Install Category 6 patch panels into LAN rack as indicated.

b. Coordinate with SSA for mounting requirements and install according to the manufacturer's instructions.

c. Terminate data cable in accordance to manufacturer's instructions and TIA/EIA-568, latest revision, standard installation practices.

4. Outlets and Connectors

a. Provide station outlets with connectors.

b. Provide permanent machine generated clear laminated labels on the front of each faceplate or surface box.

5. Installation of Cable Tray

a. Install cable tray as indicated; in accordance with recognized industry practices, to ensure that the cable tray equipment complies with requirements of NEC, and applicable portions of NFPA 70B and NECA's

"Standards of Installation" pertaining to general electrical installation practices.

b. Coordinate installation with other work as necessary to properly interface with other work.

c. Provide sufficient space around cable tray to permit access for installing and maintaining cables.

C. Records

1. Labeling

a. Label the communication system components in conformance with TIA/EIA-606 Administration Standards, including, but are not limited to, the following:

Cables (both ends)

Innerduct (both ends).

b. Permanently mark cable ends with machine-generated or stenciled (not handwritten) wrap-around labels with a self-laminating feature.

c. Permanently mark components, such as racks and patch panels, with machine-generated labels.

2. Records

a. Conform to TIA/EIA-606 Administration Standards containing as a minimum, the information as outlined in Table 4.7-1 of TIA/EIA-606.

D. Project Close-Out

1. Submit as-built drawings to prior to final acceptance of system.

a. Scaled floor plans of DCR rooms showing exact placement of LAN racks and termination hardware.

b. Scaled floor & overhead plans of DCR Rooms showing exact placement of all overhead cable support routes.

c. Installation details.

d. Provide data disks of each of the final as-built drawings prepared using AutoCAD software, fully representing actual installed conditions.

2. Test results.

   a. Provide one copy of written and electronic test result documentation.

E. Certification

Provide the Contracting Officer and SSA Office Manager with a written form of acceptance for signature. All corrections must be completed before acceptance is given.


FOR GENERAL PURPOSE RECEPTACLES
BRANCH CIRCUIT CONDUCTORS IN 20 MM C. FOR ISOLATED GROUND RECEPTACLES (RUN IN CEILING CAVITY)
JUNCTION BOX IN CEILING CAVITY
POWER CONDUCTOR SPLICE (TYP.)
POWER WHIP (BY FC)
TELEPOWER POLE (BY FC)
VOICE/DATA SECTION OF TELEPOWER POLE
NO. 1 GENERAL PURPOSE RECEPTACLES (TYP.)
INSULATED GROUND WIRE RUNNING IN FURNITURE BASE (BY FC)
ENCLOSURE GROUNDING BY FC (TYP.)
WHITE W/ BLACK LETTERING
POWER SECTION OF TELEPOWER POLE
MODULAR FURNITURE PANEL POWER FEED
WHITE W/ RED LETTERS
GREEN W/ YELLOW STRIPE
MODULAR FURNITURE PANEL (BY FC)
MODULAR FURNITURE BUILT-IN BUSWAY FOR #1,2, AND 3 PLUG-IN TYPE RECEPTACLES
OUTLETS PROVIDED BY FC
BLACK
RED
BLUE
PINK
UNUSED CIRCUIT
NO. 3 ISOLATED GROUND RECEPTACLE (TYP.)
NO. 2 GENERAL PURPOSE RECEPTACLE (TYP.)
ENCLOSURE GROUNDING WITH GROUNDING CLAMPS BY FC (TYP.)
IG BRANCH CIRCUIT PANELBOARD WITH EQUIPMENT GROUND BUS & IG GROUND BUS
FEEDER SERVING IG PANELBOARD
NEUTRAL BUS
IG TYPE RECEPTACLE MOUNTED IN FLUSH OR SURFACE MOUNTED OUTLET BOX ON EXISTING PARTITION
CONNECT EQUIPMENT GROUND TO BOX ENCLOSURE
ISOLATED/INSULATED GROUND BUS
EQUIPMENT GROUND BUS
NEUTRAL
EG
IG
H1
H2
V/D

TYPICAL RECEPTACLE WIRING DIAGRAM

1/E1 NOT TO SCALE

INITIALS

GOV'T	LESSOR

1/6 INSULATED EG IN 20MM C. TO EG BUS IN IG PANELBOARD.
FINISHED CEILING
CATEGORY 5E UTP CABLES. ORGANIZE CABLES IN GROUPS OF 12. REFER TO CABLE LABEL SCHEDULE FOR ACTUAL QUANTITY.
WIRE MESH CABLE TRAY
SECURE CABLES TO CABLE TRAY WITH VELCRO-TYPE STRAPS AT 600MM (24") ON CENTER. (TYP.)
1/6 INSULATED EQUIPMENT GROUND WITH LUG TO LAN RACK (REFER TO DRAWING SKE2).
FINISHED FLOOR
TO PATCH PANEL IN LAN RACK.
CATEGORY 5E UTP CABLES.
FINISHED CEILING
300MM (12") WIDE WIRE MESH CABLE TRAY. SECURE TO WALL.
PATCH PANEL
CATEGORY 5E T568A MODULAR JACK.
CABLE LABEL
LAN RACK CABINET
WALL
FINISHED FLOOR

FRONT ELEVATION

SIDE ELEVATION

ADP ROOM LAN RACK DETAIL (FRONT AND SIDE ELEVATIONS)


INITIALS
GOV'T
LESSOR


ADJUSTABLE J-HOOKS 1500MM (5'-0") ON CENTER (TYP.). SECURE J-HOOKS TO STRUCTURE ABOVE.
CATEGORY 5E DATA CABLES. QUANTITY AS SHOWN ON PLANS. SUPPORT CABLES ON J-HOOKS AND SECURE CABLES WITH VELCRO CABLE TIES.
INSULATED BUSHING ON TOP END OF CONDUIT STUB-UP
CEILING CAVITY
STUB-UP CABLE TRAY TO 150MM (6") ABOVE CEILING.
POWER POLE (BY FC)
1#6 INSULATED EG, 20MM C. TO EG BUS IN IG PANELBOARD
SYSTEMS FURNITURE PARTITION (BY FC)
STUB-UP 15MM C. TO 150 MM (6") ABOVE CEILING
EXISTING PARTITION OR WALL (TYP.)
ADP ROOM
LAN RACK CABINET
CABLE LABEL LOCATION (TYP.)
CABLE LABEL LOCATION (TYP.)
TERMINATE CONDUIT AT 450MM (18") ABOVE FINISHED FLOOR.
DATA OUTLET WITH FACEPLATE, CATEGORY 5E T568A JACK, AND JUNCTION BOX MOUNTED AS INDICATED
CATEGORY 5E UPT CABLES WITH 4500 MM (15'-0") OF SLACK FROM BOTTOM OF CABLE TRAY. TERMINATE WITH CATEGORY 5E T568A MODULAR JACK. COIL EXCESS CABLE IN CABLE TRAY AND SECURE WITH VELCRO-TYPE STRAPS.
DATA OUTLET WITH FACEPLATE AND CATEGORY 5E T568A JACK, MOUNTED AS SPECIFIED.

TYPICAL IWS/LAN CATEGORY 5E CABLE INSTALLATION

SKE 2

INITIALS

SSA STANDARDS CHEAT SHEET

TRANSFORMER CIRCUIT SIZING SCHEDULE				
TRANS. KVA	PRIMARY CIRCUIT		SECONDARY CIRCUIT	
	SWITCH FUSE OR CIRCUIT BREAKER	PRIMARY FEEDER	SWITCH FUSE OR CIRCUIT BREAKER	SECONDARY FEEDER
9	30/20 A.	20A./3W.	30/30 A.	30A./4W.
15	30/25 A.	25A./3W.	60/60 A.	60A./4W.
30	60/45 A.	45A./3W.	100/100 A.	100A./4W.
45	100/70 A.	70A./3W.	200/175 A.	175A./4W.
75	200/125 A.	125A./3W.	400/300 A.	300A./4W.
112 1/2	200/175 A.	175A./3W.	400/400 A.	400A./4W.
150	400/225 A.	225A./3W.	600/600 A.	600A./4W.
225	400/350 A.	350A./3W.	800/800 A.	800A./4W.

FEEER CIRCUIT SIZING SCHEDULE				
OVERCURRENT DEVICE RATING (AMPERES)	PRIMARY CIRCUIT		SECONDARY CIRCUIT	
	PHASE & NEUTRAL	E.G. & I.G.	3 WIRE	4 WIRE (3PH & 1N)
45-50	6	6	25	25
60	4	6	32	32
70	4	6	32	32
80-90	2	6	32	32
100	1	6	40	40
110	1	6	40	40
125	1/0	6	40	50
150	1/0	6	40	50
175	2/0	6	40	50
200	3/0	6	50	50
225	4/0	4	50	65
250	250	4	65	65
300	350	4	65	80
350	500	3	80	80
400	2-3/0	2-3	2-50	2-50
450	2-4/0	2-2	2-50	2-65
500	2-250	2-2	2-65	2-65
600	2-350	2-1	2-65	2-80
700	2-500	2-1/0	2-80	2-80
800	2-500	2-1/0	2-80	2-80

INITIALS
GOV'T | LESSOR

SSA STANDARDS CHEAT SHEET

IWS/LAN LOADS	
EQUIPMENT	VA
DP	300
DP/PC	700
FP	300
FX	600
LP	940
RACK	1440
TFC	370
WS	240
WS/VI	350
SC/SWS	400
IS	730

I.G. SERVICE CAPACITY SCHEDULE	
MAX. NO OF WORK STATIONS	IG SERVICE CAPACITY
20	60 AMP
35	100 AMP
50	150 AMP
70	200 AMP
80	225 AMP
90	250 AMP
110	300 AMP
130	350 AMP
150	400 AMP

DATA CABLE WIREWAY	
SIZE	MAXIMUM CABLE DROPS
4" SQ.	PLENUM CABLE: 36 DROPS
4" SQ.	NON- PLENUM CABLE: 25 DROPS
6" SQ.	PLENUM CABLE: 82 DROPS
6" SQ.	NON- PLENUM CABLE: 56 DROPS
8" SQ.	NEXT SIZE UP

SSA CIRCUIT SIZING SCHEDULE				
OC DEVICE	C. (1PH)	C. (3PH)	H, N	EG, IG
45-50 A	25 mm	25 mm	6	6
60 A.	32 mm	32 mm	4	6
70 A.	32 mm	32 mm	4	6
80-90 A.	32 mm	32 mm	2	6
100 A.	40 mm	40 mm	1	6
110 A.	40 mm	40 mm	1	6
125 A.	40 mm	50 mm	1/0	6
150 A.	40 mm	50 mm	1/0	6
175 A.	40 mm	50 mm	2/0	6
200 A.	50 mm	50 mm	3/0	6
225 A.	50 mm	65 mm	4/0	4
250 A.	65 mm	65 mm	250	4
300 A.	80 mm	90 mm	350	4
350 A.	80 mm	90 mm	350	3
400 A.	2-50 mm	2-50 mm	2-3/0	2-3


INITIALS

SECTION 16470
PANELBOARDS
INDEX

PART 1 - GENERAL

1.01 SUMMARY

A. Section Includes

1. Provide power distribution, lighting and receptacle panelboards, complete with overcurrent devices and accessories, as specified and indicated.

1.02 REFERENCES

A. National Electrical Manufacturers Association (NEMA)

1. AB 1 - Molded Case Circuit Breakers.

2. PB 1 - Panelboards

B. Underwriters Laboratories Inc. (UL)

1. 50 - Electrical Cabinets and Boxes.

2. 67 - Electric Panelboards.

3. 98 - Enclosed and Dead-Front Switches.

4. 489 - Molded-Case Circuit Breakers and Circuit Breaker Enclosures.

5. 869 - Electrical Service Equipment.

1.03 SUBMITTALS

A. Product Data

INITIALS
GOV'T | LESSOR

1. Submit manufacturer's technical product data for each type of panelboard provided.

B. Shop Drawings

1. Submit dimensioned drawings of panelboards.

PART 2 - PRODUCTS

2.01 LIGHTING AND RECEPTACLE PANELBOARDS

A. Manufacturers

1. Panelboards rated 240V max.

a. General Electric Co.: AQ

b. Siemens Energy & Automation, Inc.: CDP7

c. Square D Co.: NQOD

d. Cutler-Hammer: Pow-R-Line 1

Delete the following regarding 480/277 volt panelboards if not required by the Project. Normally, they will not be required.

2. Panelboards rated 480/277V

a. General Electric Co.: AE

b. Siemens Energy & Automation, Inc.: CDP7

c. Square D Co.: NEHB

d. Cutler-Hammer.: Pow-R-Line 3

B. General

1. Provide dead-front, safety-type, 60 hertz panelboards suitable for voltages, phases, and wires as indicated.

2. Comply with the applicable requirements of NEMA PB 1 and UL 50 and 67.

Delete the following sentence if there are not panelboards used as service entrance equipment. If a panelboard is used as service entrance equipment, do not delete the sentence below and indicate on the drawings which panel is service entrance equipment.

INITIALS

GOV'T	OFFEROR
[handwritten initials]	[handwritten initials]

3. [Comply with the applicable requirements of UL 869 for panelboards used as service entrance equipment.]

Select short circuit rating in the following paragraph as required for the project. Delete requirement for 480/277 V panelboards if not required by the Project.

4. Provide minimum integrated equipment short circuit rating of [10,000] [22,000] [65,000] [100,000] amperes RMS symmetrical at 240 volts for 240V maximum panelboards [and [14,000] [35,000] [65,000] [100,000] amperes RMS symmetrical at 277 volts for 480/277V panelboards unless otherwise indicated.]

C. Enclosure

1. Provide code gage, galvanized sheet steel cabinet type enclosure suitable for mounting condition indicated and specified.

2. Provide panelboard front with concealed trim clamps, concealed hinges and flush stainless steel lock. Key locks alike.

3. Provide corrosion resistant primer treatment and light gray baked acrylic enamel finish on interior and exterior surfaces of front and trim, and on exterior surfaces of box for surface mounted panelboards.

4. Provide a circuit directory frame and card with a clear plastic covering on the inside of the panel front door. Provide minimum 6 mm (1/4-inch) high by 76 mm (3 inch) long space for each pole position, including spares and spaces, on the card.

Delete following sentence if column width panelboards are not required.

5. [Provide column width panelboards, when indicated, with maximum 254 mm (10-inch) wide enclosure, trough extensions, and pull box.]

D. Bus System

1. Provide copper or tin-plated aluminum bus with current ratings and main lugs or circuit breaker as indicated.

2. Provide fully-rated bus system which extends the full height of the panelboard enclosure.

3. Provide branch circuit breaker bus connections of the distributed phase sequence type.

4. Provide full ampacity, insulated neutral bus with suitable lugs for each pole position.

5. Nonlinear load application

INITIALS
GOV'T | VENDOR

a. Unless otherwise indicated or specified, for panelboards rated 240 volts maximum, provide insulated neutral bus rated at 200 percent full ampacity with suitable lugs for incoming main feeder and each circuit position.

6. Isolated ground

a. Provide a separate insulated, isolated ground bus and a separate equipment ground bus for panelboards indicated as isolated ground panelboards.

7. Provide copper ground bus.

E. Circuit Breakers

1. Provide circuit breakers, of size and type indicated, which comply with NEMA AB 1 and UL 489.

2. Provide bolt-on type, thermal magnetic trip, molded-case circuit breakers with common trip handle for all poles.

Delete the following sentence if not required by the Project.

3. Provide UL Class A ground fault interrupter circuit breakers as indicated.

4. Provide pole positions indicated as "spare" with circuit breakers of the number of poles and trip ampacities indicated.

5. Provide pole positions indicated as "space" with bus connections ready for insertion of circuit breakers of the number of poles and ampacities indicated.

F. Isolated Ground Panelboard Surge Suppressors

1. In isolated ground panelboards, provide integral surge suppressors, modular design with field-replaceable modules and the following features and accessories:

a. Fuses, rated at 200-kA interrupting capacity.

b. Fabrication using bolted compression lugs for internal wiring.

c. Single suppression circuits.

d. Replaceable modules.

e. Direct bus bar connections, bolted to phase buses, neutral bus, and ground bus.

f. MOV technology with single MOV for each suppression module. Fuse each phase of the surge current diversion module with 200k AIC surge rated fuses.

g. Surge current diversion paths between each phase conductor and the neutral conductor, between each phase conductor and the ground and between the neutral conductor and ground. For delta configured systems, connect the SPD components between each phase conductor and between each phase conductor and ground.

h. Copper bus bars for the surge current path. Do not use small gauge round wire or plug-in connections in the path for surge current diversion.

i. Red and green LED indicator lights for power and protection status.

j. Audible alarm, with silencing switch, to indicate when protection has failed.

k. One set of dry contacts rated at 5 Amps and 250-V AC, for remote monitoring of protection status.

l. Surge-event operations counter.

2. Peak Single-Impulse Surge Current Rating (kA): 200 per phase, 100 per mode. Designed to withstand a maximum continuous operating voltage (MCOV) of not less than 115% of nominal RMS voltage.

3. Minimum EMI/RFI filtering of minus 50 dB at 100kHz.

4. Minimum 3,500 Impulses of repetitive surge current capacities per mode utilizing 1.2 x 50 micro-second 20 KV open circuit voltage, 8 x 20 micro-second 10 KA short circuit current Category C3 bi-wave at one minute intervals without suffering performance degradation or more than 10% deviation of clamping voltage at a the rated surge current capacity.

5. Protection modes for grounded wye circuits with voltages of 480Y/277, 208Y/120; 3-phase, 4-wire circuits, shall be as follows:

a. UL 1449 Second Edition Listed and Recognized Component Suppression Voltage Ratings shall not exceed the following:

Voltage	L-N	L-G	N-G
208Y/120	400V	400V	400V
480Y/277	800V	800V	800V

b. The ANSI/IEEE C62.41 – 1991 Category B3 let through voltage shall not exceed the following:

Voltage	L-N	L-G	N-G
208Y/120	520V	520V	520V
480Y/277	1300V	1300V	1300V

6. Protection modes and UL 1449 clamping voltage for 240/120 V, single-phase, 3-wire circuits, shall be as follows:

   a. Line to Neutral: 500 V.
   b. Line to Ground: 500 V.
   c. Neutral to Ground: 500 V.

7. Protection modes and UL 1449 clamping voltage for 240/120 V, 3-phase, 4-wire circuits, with high leg shall be as follows:

   a. Line to Neutral: 500 V, 800 V from high leg.
   b. Line to Ground: 500 V, 800 V from high leg.
   c. Neutral to Ground: 500 V.

8. Protection modes and UL 1449 clamping voltage for 240V and 480V, 3-phase, 3-wire, delta circuits shall be as follows:

	480V	240V
Line to Ground:	1200V	800V

9. Minimum EMI-RFI Noise Rejection over the rated frequency range for single unit (multiple unit) installation(s):

   a. 34 dB (51dB) 100 KHz
   b. 51 dB (94dB) 1 MHz
   c. 48 dB (114dB) 10 MH
   d. 54 dB (120dB) 100 MHz

10. Integral test port for off-line diagnostic testing of the unit's suppression filter system.

PART 3 - EXECUTION

3.01 INSTALLATION

A. General

1. Mount panelboards as indicated.

2. Align, level and securely fasten panelboards to the building.

3. Install surface mounted panelboards on exterior foundation walls at least one inch from wall to permit vertical flow of air behind panelboard.

4. Connecting raceways shall not be used to support the panelboards.

5. Plug unused panelboard openings.

6. Install trim plumb and square.

INITIALS
GOV'T LESSOR

7. Provide flush mounted panels with 3 spare 25 mm (1-inch) conduits stubbed and capped 305 mm (12 inches) above the finished ceiling or 305 mm (12 inches) below the bottom of structure in areas with no finished ceilings.

8. Inspect panel interior, remove foreign material and debris, and tighten all connections. Neatly arrange wiring in the gutter. Temporarily secure heavy cardboard panel to front of panelboard to protect interior from dirt or damage until permanent metal front is installed.

B. Identification

1. Provide engraved plastic laminate sign, per Section 16195, "Electrical Identification", mounted at top center of panelboard and indicating the following information:

a. Panelboard designation (e.g., "RP-1A").

b. Voltage, phases, wires (e.g., "208Y/120V, 3Ph, 4W").

c. Source (e.g., "Fed from PP-A").

2. Typewrite the load fed by each circuit on the panelboard directory card.

3.02 FIELD QUALITY CONTROL

A. Field Tests

1. Operate main and branch devices to insure proper mechanical operation.

2. Verify proper connection of wire terminations.

END OF SECTION

SECTION 16710
TELECOMMUNICATIONS CABLING
INDEX

PART 1 - GENERAL

1.01 SCOPE OF WORK

A. General

1. Provide engineering, labor, materials, apparatus, tools, equipment, and transportation as required to make a complete working telecommunication cabling system installation as specified and indicated.

2. Provide a complete telecommunications infrastructure cabling system including:

   a. Support systems in the DCR and Telecommunication Rooms,

   b. Inside plant UTP station cabling, terminations, and outlets.

   c. Cable identification tags and system labeling.

d. Conduits and boxes.

e. Telecommunication grounding system.

f. Submittals.

g. Testing.

h. As-built Documents.

i. Warranty.

B. Related Sections

1. Section 16720: Telecommunications Cable Testing.

1.02 REFERENCES

A. Conform to the following:

1. FCC Regulations:

a. Part 15 – Radio Frequency Devices & Radiation Limits

b. Part 68 – Connection of Terminal Equipment to the Telephone Network

2. National Electrical Code.

3. National, State, Local and any other binding building and fire codes.

4. Underwriter's Laboratories (UL): Applicable listing and ratings.

5. ANSI/TIA/EIA-568-A Commercial Building Telecommunications Cabling Standard.

6. ANSI/TIA/EIA-569-A Commercial Building Standard for Telecommunications Pathways and Spaces.

7. ANSI/TIA/EIA-606 Administration Standard for the Telecommunications Infrastructure of Commercial Buildings.

8. TIA/EIA-TSB67 Transmission Performance Specifications for Field Testing of Unshielded Twisted-Pair Cabling Systems.


INITIALS
GOV'T

9. TIA/EIA-526-14A Optical Power Loss Measurements of Installed Multimode Fiber Cable Plant.

10. TIA/EIA-526-7 Measurement of Optical Power Loss of Installed Singlemode Fiber Cable Plant

1.03 SYSTEM DESCRIPTION

A. General

1. The telecommunication cabling encompasses the office's communications infrastructure, and horizontal cabling systems.

B. DCR Room

1. Provide LAN equipment racks and modular patch panels in LAN rack to support the cable terminations.

C. Horizontal Distribution

1. Provide horizontal cabling from the DCR room through the ceiling space to wall mounted outlets and power poles for the modular workstations. Provide each workstation and IWS/LAN equipment with one Category 5E cable for data.

1.04 SUBMITTALS

A. Refer to Section 16010 for additional submittal requirements

B. Submit detailed drawings of the DCR room if the proposed installation layout differs from the construction documents. Minimum scale: 1/4" = 1'-0". Revised telecommunication equipment layouts must be approved prior to release of order for equipment and prior to installation.

C. Submit the following information for review and approval prior to start of construction.

1. Catalog information for all cables and connectors indicating conformance with NEC, UL, TIA/EIA listings, certifications and specifications.

2. Catalog information for all support equipment and systems, e.g. cable tray, patch panels, etc., showing proof of conformance with relevant NEC, UL, & TIA/EIA listings, certifications and specifications.

3. Catalog information for cable identification tags.

D. Submit the following information for review and approval at the completion of construction:

INITIALS

1. Test reports.

2. As-built drawings.

3. O & M manuals.

E. Submit the following catalog information concurrently with the Pre-Travel Work Verification Form, (refer to Section 16010, Appendix A) clearly indicating the products approved and installed.

1. Cables

2. Connectors

3. Patch panels

1.05 QUALITY ASSURANCE

A. General

1. Install complete system in a neat, high quality manner acceptable to the Contracting Officer and in conformance with applicable codes and data standards.

2. Provide new materials of current manufacturer, of highest grade, and without defects of any kind.

3. Only products and applications listed in this Division may be used on the project.

1.06 PRODUCT DELIVERY AND HANDLING

A. Delivery

1. Do not deliver telecommunication cabling system components to the site until protected space is available.

2. Replace and return damaged equipment to manufacturer at no cost to SSA.

B. Handling

1. Handle in accordance with manufacturer's written instructions.

2. Prevent component damage, breakage, denting and scoring. Do not install damaged equipment.

1.07 WARRANTY

INITIALS
GOV'T | CONTR

A. General

1. Service must be rendered within 6 hours of system failure notification. Contractor to note any deviation or improvements to this service at the time of bid.

2. Manufacturers of the major system components shall maintain a replacement parts department and provide testing equipment when needed. A complete parts department shall be located close enough to the job site area to supply replacement parts within a 6 hour period.

3. Contractor warrants that all installed hardware in their contract will be, under normal use and service, free from defects and faulty workmanship. The warranty period shall be 12 months from the date of acceptance for Category 5E Cabling Solutions. During this time, the entire system shall be kept in operating condition at no additional material or labor costs to the Owner.

4. The manufacturer warrants that all installed system components (cable, connectors, etc.) will, under normal use and service, comply with ANSI/TIA/EIA-568-A performance specifications for a period of 15 years from the date of acceptance. Any replacements required to comply shall be provided at no additional material or labor costs to the Owner regardless of the structured cabling system specified and the standard manufacturer warranty. The contractor will be held responsible for making up any deficiencies in the manufacturers warranty and may be required by the Owner to post a performance bond for the entire 15 year period in order to comply with these specifications.

PART 2 - PRODUCTS

2.01 GENERAL

A. Provide a continuous single cable, homogeneous in nature for every cable run. Splices are not permitted.

2.02 MANUFACTURERS

A. AMP, Belden, Berk-Tek, Fibertron, JDI, Leveton, Lucent Technology, Mohawk, Nordx/CDT, Ortronics, Panduit, Suttle, The Siemon Company.

2.03 CABLE

A. Horizontal Category 5E Unshielded Twisted Pair (UTP) Cable

1. Provide cable suitable for indoor installation.

INITIALS
GOV'T | [illegible]

2. Provide cable with 4 twisted pairs of insulated copper conductors per cable, 24 AWG solid copper, fully insulated with retardant low-smoke thermoplastic material, plenum NEC CMP rated and UL listed as such.

3. Color code twisted pairs individually, within color coded bundles, to industry standards (ANSI/ICEA Publication S-80-576, and EIA-230).

4. Comply with TIA/EIA-568-A performance requirements for Category 5E UTP cabling, and Anixter Level 6 (when used in conjunction with terminating hardware).

5. Provide cable with blue jacket.

6. Manufacturer

   a. AMP: 57825

   b. Belden Datatwist 5

   c. Berk-Tek LANmark-350 CAT5E cable

   d. Commscope Ultra II CAT5E cable

   e. Mohawk

2.04 LAN EQUIPMENT RACK

A. Provide LAN equipment rack conforming to EIA standards with the following features and characteristics:

   1. 19-inch wide, 84" high, high strength aluminum construction, UL listed.

   2. 19" rack mounting rails with EIA pattern.

   3. Floor mounting hardware.

   4. Double sided vertical cable management with removable swing-out doors.

   5. Horizontal cable management, top and bottom.

2.05 PATCH PANELS

A. Horizontal Cabling Patch Panel (DCR Rooms)

1. One-piece steel construction, modular or punch-down type, suitable for rack mounting, with factory-applied black baked enamel finish, with devices, junction fittings and other matching accessories as required for a complete Category 5E system and per UL 5.

2.06 CONNECTORS

A. Category 5E Modular Connectors

1. 8 position modular connector, Category 5E rated, T568-A wired.

2. Manufacturer

a. AMP: SL Series, white.

b. Panduit: Mini-Jack PowerSum+ #CJ588AWH, white.

c. Or as approved.

2.07 FACEPLATES

A. Single gang with one connector.

B. Provide ivory colored faceplates for wall mounted applications.

C. Provide grey colored faceplates for furniture mounted applications.

D. Manufacturer

1. Wall Mounted: Ortronics #OR-40300549 faceplate.

Make selection in sentence below.

2. Furniture Mounted: [AMP SL Series 1375006-x furniture faceplate with OEI adapter plate.] [Leviton #49910-SG2 suitable for Herman Miller furniture].

2.08 CABLE MANAGEMENT AND SUPPORT

A. Wire Mesh Cable Tray

1. Manufacturers

a. GS Metals: Flex Tray

b. B-line: Wire Basket

c. Cablofil: EZ Tray

2. Provide welded steel wire mesh cable tray with a 50-mm (2-inch) by 100-mm (4-inch) mesh size and a minimum wire diameter of 0.197-inches.

3. Provide cable tray dimensions of 50-mm (2-inches) usable load depth by 300-mm (12-inches) wide.

4. Construct units with rounded edges and smooth surfaces, hot-dipped galvanized after fabrication.

5. Provide connector assemblies, clamp assemblies, connector plates, etc as needed for a complete installation.

B. J-Hook Cable Support System

1. Provide J-hooks rated to support Category 5E cable and optical fiber cable, mounted 1500-mm (5-feet) on-center for support of horizontal cabling. Do not exceed 40 percent fill ratio.

2. Provide J-hooks with galvanized steel construction and 90 degree rolled safety edges.

3. Provide latched retainers to contain cables within the hook area.

4. Provide J-hooks with a static load capacity of 30 pounds per hook and fastener hole that accepts 6-mm (1/4-inch) bolts.

5. Manufacturer

a. ERICO: CADDY Cablecat

b. B-Line: Cable Hook System

2.09 LABELS

A. Horizontal Cables

1. Provide self-laminating adhesive labels, machine printable with a laser printer suitable for cable diameters installed.

2. Printable Area: 50-mm (2-inch) by 12-mm (1/2-inch).

3. Color: White.

4. Manufacturer:

a. Panduit #PLL-40-Y3-1, white.

B. Faceplates

1. Provide faceplate labels for all outlet faceplates, machine printable with a laser printer.

2. Color: White.

3. Manufacturer:

a. Panduit #CPPLF-5, white.

C. Outlets and Patch Panel

1. Provide labels for data cable termination locations, machine printable with a laser printer.

2. Color: white.

3. Manufacturer:

a. Panduit #PLL-22-PO-1W white.

2.10 MISCELLANEOUS COMPONENTS

A. Velcro Cable Ties

1. Provide Velcro cable ties, plenum or non-plenum rated as appropriate for the installation, in the same color as the cable to which it is being applied, 18-mm (¾-inch) with a minimum 50-mm (2-inch) overlap.

2. Manufacturers:

a. Panduit HLSP Series (Plenum rated)

b. Panduit HLS Series (Non-plenum rated).

PART 3 - EXECUTION

3.01 GENERAL

A. Install work in a neat, high quality manner and conform to applicable federal, state and local codes.

B. Repair or replace work completed by others that is defaced or destroyed.

C. Install cables in a manner to protect the cable from physical interference or damage.

D. Do not exceed manufacturer's minimum allowance for bend radius of the cable.

E. Do not exceed manufacturer's maximum allowance for pulling tension on cable.

F. Ground all racks and other such components per manufacturer's requirements.

3.02 INSTALLATION

A. Horizontal Cable

1. Support station cables exiting the DCR room at 1500-mm (5-feet) on-center using J hook cable hangers.

2. Do not exceed 90 meters (300-feet) in length from the termination at the user's faceplate to the termination at the DCR room.

3. Enter LAN rack from the top.

4. Provide a minimum of 150-mm (six-inches) of slack sheathed cable behind each station outlet faceplate. Coil the slack cable inside the junction box or raceway as per the cabling manufacturer's installation standards.

5. Provide 3000-mm (10-feet) of slack cable in the DCR. Coil the cable in an extended loop or figure-8 in the cable tray.

6. Route cables in vertical cable tray in DCR room.

7. Route cables a minimum of 150-mm (6-inches) away from power sources to reduce interference from EMI.

8. Install cables with sufficient bending radius so as not to break or kink, shear or damage binders, or to interfere with transmission in any way.

9. Neatly dress and organize cables in the cable tray. Bundle cables sequentially into groups of 12. Wrap every 600-mm (24-inches) with Velcro cable ties. Do not tightly bundle cables together. Fasten cable to cable tray via Velcro-type straps.

10. Route cable homeruns, parallel and perpendicular to building structure allowing for bending radius, and along corridors for ease of access. Do not route cables through an adjacent space if a corridor borders at least one wall of the room.

INITIALS
GOV'T | LESSOR

11. Route data cables from cable tray into the bottom of the LAN rack cabinet and terminate with specified jack into patch panel. Do not support cables to the outside of the cable tray.

12. Provide permanent machine generated labels on each end of the cable no more than 100-mm (4-inches) from the edge of the cable jacket.

13. Terminate cables in patch panels with Category 5E modular connectors.

B. LAN Equipment Racks

1. Install rack in a secure manner per manufacturer's recommendations and as indicated.

C. Patch Panels

1. Install Category 5E patch panels into LAN equipment rack.

2. Terminate data cable in accordance to manufacturer's instructions and TIA/EIA-568A standard installation practices.

D. Outlets and Connectors

1. Provide station outlets with connectors.

2. Provide permanent machine generated clear laminated labels on the front of each faceplate or surface box.

E. Installation of Cable Tray

1. Install cable tray as indicated; in accordance with recognized industry practices, to ensure that the cable tray equipment complies with requirements of NEC, and applicable portions of NFPA 70B and NECA's "Standards of Installation" pertaining to general electrical installation practices.

2. Coordinate installation with other work as necessary to properly interface with other work.

3. Provide sufficient space around cable tray to permit access for installing and maintaining cables.

3.03 RECORDS

A. Labeling

INITIALS
GOV'T | LESSOR

1. Label the communication system components in conformance with TIA/EIA-606 Administration Standards, including, but are not limited to, the following:

    a. Cables (both ends)

2. Permanently mark cable ends with machine-generated or stenciled (not handwritten) wrap-around labels with a self-laminating feature.

3. Permanently mark components, such as racks and patch panels, with machine-generated labels.

B. Records

1. Conform to TIA/EIA-606 Administration Standards containing as a minimum, the information as outlined in Table 4.7-1 of TIA/EIA-606.

C. Label Format

1. Provide labels as shown on the drawings and in the Cable Labeling Schedule.

3.04 PROJECT CLOSE-OUT

A. Submit prior to final acceptance of System:

1. As-built Drawings

    a. As-built drawings including the following:

        1) Scaled 1/2"=1'-0" floor plans of DCR rooms showing exact placement of LAN racks and termination hardware.

        2) Scaled 1/2"=1'-0" floor & overhead plans of DCR Rooms showing exact placement of all overhead cable support routes.

        3) Installation details.

    b. Provide data disks of each of the final as-built drawings prepared using AutoCAD R14, fully representing actual installed conditions.

2. Test results.

    a. Provide one copy of written and electronic test result documentation in format as specified in Section 16720.

3. Manuals for testing, operation and training including:

INITIALS
GOV'T | CSI/OR.

a. 11"x17" prints of record drawings as described above.

b. Manufacturer's original catalog information sheets for each component provided under this Section.

c. Provide manuals in a white, 3-ring binder with front cover and spine clear pockets for insertion of the manual name and project information. Manual shall be indexed with individual dividers.

3.05 CERTIFICATION

A. Provide the Contracting Officer and SSA Office Manager with a written form of acceptance for signature. All corrections must be completed before acceptance is given.

END OF SECTION

INITIALS
GOV'T LESSOR


SFO 4TX0135
(OFFICE)___

SOLICITATION FOR OFFERS
PRICE COMPONENT SCHEDULE

The tenant finish allowance shall include the costs for the following items in the quantities estimated. The tenant finish allowance shall be amortized in the rent based on the total negotiated tenant finish price.

Prices shall be provided for the following items included in the tenant finish estimate. Additional items must be specifically ordered and included on the floor plan prior to beginning alterations. Items in addition to the estimated numbers or added after the beginning of construction will be negotiated as a change order.

The price quoted shall be the price to provide, install, maintain, and repair the item unless otherwise specified. The Government shall abandon in place and the lessor waives the right to restoration unless otherwise specified. The quantities shown are for evaluation of the tenant finish estimate. Actual quantities required by the layout may vary, and the Government will pay only for the quantities actually ordered.

Deductions will be taken as a credit for the negotiated price for items not delivered but specifically required in the solicitation for offers (SFO).

No.	Item	Price	Unit
1.	Interior Subdividing Ceiling-High Partitions including painting.	$ 30.00	LF
2.	Ceiling-High Partitions, Acoustically Treated, In Accordance with the Solicitation: In accordance with the SFO, acoustical sealant shall be applied on both sides of the metal stud runner. All service boxes shall be sealed and electrical conduit plugged with acoustical sealant. Arched wall partitions required in Reception Room overeach nterview window, over the door leading into the general office area, over the entrance to the public restrooms, and over the main entrance. Crown molding required at top of each interview window privacy divider.	$ 67.00	LF
3.	Interior Door: Interior door in office subdividing partition including passage hardware, no lock.	$ 550.00	EA
4.	Door Assembly, 20 Minute, Fire-Rated and Labeled	$ 575.00	EA
5.	Building Standard Passage Hardware	$ 90.00	EA
6.	Building Standard Privacy Lockset	$ 160.00	EA
7.	Five-Pin Tumbler Cylinder Lock	$ 125.00	EA
8.	Duplex Wall Electrical Outlet, 115V 20A	$ 90.00	EA


Initials SS ; [signature]
Lessor Gov't

58

SFO 4TX0135
(OFFICE)____

9.	Quadruplex Electrical Outlet: 115V 20A	$ 110.00	EA
10.	Isolated Ground Electrical Outlet: 115V 20A. Clean computer outlet with isolated ground (no more than 4 outlets per workstation circuit; no more than 2 outlets per printer circuit)		
	a. Wall Duplex	$ 185.00	EA
	b. Wall Quadruplex	$ 200.00	EA
11a.	Telephone Outlet: Includes box, stringer, faceplate, and conduit stubbed above the ceiling.	$ 60.00	EA
11b.	Data Wall Outlet: Includes box, stringer, faceplate, and conduit stubbed above the ceiling.	$ 57.00	EA
12.	Vinyl Wallcovering: Installed per SFO specifications.		
	a. 13 oz. – (Standard wall covering)	$ 10.25	SF
	b. 22 oz.	$ 15.75	SF
	Manufacturer: C&A	Series: Shadow Stripe	
	Manufacturer: C&A	Series Tanglewood	
13.	Carpet Tiles: Installed per SFO specifications.	$ 28.05	SQ YD
	Manufacturer: C&A	Series: R10-BPRS03330	
	Manufacturer: C&A	Series Timeless BPRS 31306	
14.	Non-Slip Ceramic Floor Tile (minimum 12 inch square). Installed per SFO specifications.	$ 9.55	SQ FT
	Manufacturer: Insignia	Series: Rosso	
	Manufacturer: Insignia	Series Verde	
15.	Vinyl Floor Tile: Installed per SFO specifications.	$ 2.00	SQ FT.
	Manufacturer: Insignia	Series: Rosso	
	Manufacturer: Insignia	Series Verde	
16.	Interior Glass Windows with Installed Miniblinds: Window shall be 7/32" tempered glass, 4 feet wide X 3 feet high. Bottom of window shall be installed 42 inches from the finished floor. Estimated quantity is **one**.	$ 750.00	EA
17.	Interior Glass Sidelight Window: Window shall be 7/32" tempered glass, 18" wide, floor to top of door with installed mini-blinds. Estimated quantity is **two**.	$ 685.00	EA
18.	Glass Door in Metal Frame with Hardware:		
	a. Single	$ 2000.00	EA
	b. Double	$ 3000.00	EA
19.	Ceiling-Mounted Exhaust Fan: Appropriately sized ceiling-mounted exhaust fan for the multipurpose room, vented to the outside. Install an appropriate size duct with aluminum grill and bird screen. The fan shall be activated by a separate wall switch. Estimated quantity is **one**.	$ 625.00	EA

Initials SS ; [signature]
Lessor Gov't

20. Combination Pushbutton Lock (Employee Entrance Exterior Doors): Cost of a lever-operated, pushbutton Combination lock with an interior button to activate the privacy function and with key override. An acceptable lock is Locknetics, Model 6000, or equal. Estimated quantity is **one**.

$ 650.00 EA

21. Electric Door Opener/Control Keypad: A lever-type commercial duty door handle, an electric door release (with sound rectifier) (7840 ANSI by Adams Rite, or equal), and control keypad (Door-Gard Command and Control Series, Model 232I, Internal Electronics, Inc., or Equal) for access control between the reception room and open office area (per attachments labeled "Electric Door Strike Assembly" and "Door-Gard Command and Control Series Features and Programming Guide"). Electric door release to be controlled at each reception interview window and guard workstation. Estimate quantity is one door release and **six** release buttons.

$ 1000.00 EA

22. Automatic Door Opener: Reception Room main entrance door and interior vestibule door shall receive an "Electromechanical Operator for Swinging Doors." See paragraph 10.7 of SSA special requirements. Estimated quantity is **one set**.

$ 2100.00 SET

23. Supply Room Shelving: Approximately **27** shelving units (36 inch inside dimensions) per attachment labeled "Storage Room Shelving." The units are not to be attached to the real estate and shall remain the property of the Government.

CORNER UNIT $ 575.00

STANDARD UNIT $ 410.00

LF $ 170.00

24. Multipurpose Room Counter/Sink with Food Waste Disposal & Wall Cabinets: Base and upper cabinets, sink and food waste disposal unit per attachment labeled "Multipurpose Room Counter/Sink with Food Waste Disposal & Wall Cabinets." Estimated quantity is **one unit**.

$ 2600.00 Unit

25. IVT/TV Cabinet: Free-standing IVT/TV cabinet in the Video Conference Room per attachment labeled "IVT/TV Cabinet". Estimated quantity is **one unit**.

$ 2000.00 Unit

26. VINYL WALL COVERING/CHAIR RAIL/CERAMIC TILE UNDER RECEPTION ONLY: Washable vinyl wall covering (minimum 22 oz) and a 4 inch x 1 inch non-wooden chair rail are required on all inside walls surrounding the Reception room including the privacy divider wall partitions at each interview window. The vinyl wall covering to be above and below the chair rail. Below the reception windows and FEI interview windows, ceramic tiles are required on all walls including the privacy divider wall partitions. The bottom of the chair rail to be installed approximately 28-30 inches above the finished floor. (SSA Manager shall select vinyl wall covering, color of ceramic tile and grout).

$ 3922.00 EA

27. Chair Rail: Four-inch by one-inch non-wooden chair rail installed on interior walls of the Multipurpose, Video Teleconference, and Reception Room and front-end interviewing rooms. The bottom of the chair rail is to be installed 28-30 inches above the finished floor. Estimated quantity is 220 LF.

$ 8.80 LF

28.

$ 650.00 EA

29. Reception Room and Front-End Interviewing Windows: Interview windows to be installed in the wall between the Reception Room and front-end interviewing area and the open office space per attachment labeled "Interview Window/Counter." Estimated quantity is **twenty-three**.

$ 790.00 EA

30. Reception Room and Front-End Interviewing Area Counters (Reception Room/Front-End Interviewing Side): Counter installed under each interview window and attached to the wall on the Reception Room and front-end interviewing area side per attachment labeled "Interview Window/Counter." Estimated quantity is **twenty-three**.

$ 470.00 EA

31. Reception Room Enclosed Bulletin Board: An enclosed bulletin board installed in the Reception Room. Bulletin board to have an aluminum frame with lock, corkboard inside, with acrylic door panels. Size 60" X 36". Estimated quantity is **one**.

$ 790.00 EA

32. Reception Room Self-Help Counter with Cabinet: Counter with cabinet installed in the Reception Room per attachment labeled "Self-Help Counter/Cabinet." Estimated quantity is **one**.

$ 790.00 EA

33. Observation Window: An observation window, approximately 5 inches wide X 18 inches high, installed in the door(s) leading from the Reception Room. Window(s) to be transparent (no vision through the window from the Reception Room – Mirror pane, manufacturer: HGP or equal). Bottom of window to be approximately 56 inches from the finished floor and approximately 8 inches from door edge. Estimated quantity is **one**.

$ 100.00 EA

34. Water Fountain: Handicapped accessible chilled water fountain. Estimated quantity is **two**.

$ 850.00 EA

35. Security Door Viewer: Wide-angle projection door viewers (The Look-Out by Ultra Hardware Products, Model 5044, Code 94050, or equal) installed in identified exterior doors. See SSA Manager for location of viewer in door. Estimated quantity is **four**.

$ 70.00 EA

36. Document Drop Box & Mail Slot: Document drop box and "slanted" mail slot per attachment labeled "Document Drop Box." Estimated quantity is **one**.

$ 200.00 EA

37. Accordion-Folding Acoustical Partition: Vinyl, accordion-folding, acoustical vinyl partition (minimum STC 40), approximately 20 LF. An acceptable partition is: Holcomb & Hoke Mfg. Co., Inc., 1545 Van Buren St., Indianapolis, IN 46203, 317-784-2444, or equal. See attachment labeled "Accordion Folding Acoustical Partition." Estimated quantity is **one**.

$ 8000.00 EA

38. CAT 5E PVC Cables Category 5E PVC cables, Bertek #532141 or equivalent in non-plenum ceilings; or Mohawk #M56093 or equivalent in plenum ceilings. Cable testing is per TIA/EIA testing standards. See attachment entitled "SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for Site Preparation." Each wire within the cable shall have a distinct color code. Estimated quantity is approximately 150 X total number of workstations specified in Section 12 of special requirements.

$ 1.75 LF

39. CAT 5E Connector: Category 5E RJ-45 T568A connector; AMP # 1116604-3 or equivalent. See attachment entitled "SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for Site Preparation." Estimated quantity is two (2) X total number of workstations specified in Section 12 of special requirements.

$ 12.00 EA

40. Cable Identification Label: Self-adhesive machine lettered (not handwritten) labels with the numbering scheme outlined in "SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for Site Preparation" attached. Labels are to be attached onto the cable, faceplate, and patch panel. Estimated quantity is equal to 3 X total number of workstations specified in Section 12 of special requirements.

$ 1.60 EA

41. Patch Panel: Category 5E modular patch panel to be mounted in IWS/LAN rack and data outlets as needed to serve IWS/LAN workstations and equipment. See attachment entitled "SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for Site Preparation." Estimated quantity is **one**.

$ 300.00 EA

42. Faceplate for Unicor/Herman Miller Furniture (part number Leviton 41089-4 or equivalent): See attachment entitled "SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for Site Preparation." Estimated quantity is equal to total number of systems workstations specified in Section 12 of special requirements.

$ 25.00 EA

43. Faceplate for Cable Wall Outlet: Faceplates, AMP SL series mounted in recessed outlet box inside columns or walls. Provide surface mounted box if interior of wall or column cannot be accessed. See attachment entitled "SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for Site Preparation." Estimated quantity is equal to total of non-systems workstations shown in Section 12 of special requirements.

$ 6.20 EA

44. LAN Cable Tray: A 12" wide wire mesh cable tray, mounted on wall of ADP room behind LAN rack. See attachment entitled "SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for Site Preparation." Estimated quantity is **one**.

$ 300.00 EA

45.	Ground Conductor: A No. 6 AWG copper ground conductor with THHN insulation, installed in ¾" conduit from LAN rack to isolated ground electrical panel that provides power to the LAN rack. See attachment entitled "SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for Site Preparation." Estimated quantity is one.	$ 85.00	EA
46.	Plywood Panel: Two 8' X 4' X 3/4" sheets of plywood painted with unleaded paint to match ADP room wall color, mounted at the telephone switch location, (with the longest side (8 foot) installed vertically and approx. 15 inches from the finished floor) . Estimated quantity is **two**.	$ 105.00	EA
47.	Walk-Off Floor Mats at Entrances: Sized appropriately for each entrance. (Estimated quantity is two). Vestibule mat to be a custom personalized flexible vinyl mat (B.F. Hurley Mat Co., 1-800-274-6287) (Estimated quantity is **one**).	$ 300.00	EA
48.	Picnic Table and seating secured to a concrete pad. Adequate number of picnic tables and suitable seating to accommodate 25% of office staff (**49** total staff) as required in the solicitation:	$ 1800.00	EA
49.		$	EA
50.	Ceiling Fans in Reception Room and Front-End Interviewing Area (52 inch, ceiling hugger) (Estimated quantity to be based on sizes of rooms, refer to section 10.13)	$ 350.00	EA
51.	Guard Workstation in Reception Room (Refer to "Guard Workstation" attachment to SFO/Lease For construction) Quantity is **one**.	$ 950.00	Ea
52.	Door Bell and Intercom System. Quantity is **one** each.	$ 500.00	Ea



53. Provide a cost breakdown for Warm Lit Shell and Tenant Finish Costs for the following items:

		Warm Lit Shell	Tenant Finish
a.	Architect & Engineering	60,000.00	20,000.00
b.	Plumbing	15,000.00	15,000.00
c.	HVAC	75,000.00	75,000.00
d.	Electrical	75,000.00	125,000.00
e.	Clean-Up, Miscellaneous	15,000.00	15,000.00
f.	Financing	150,000.00	50,000.00
	C		

GENERAL CLAUSES
(Acquisition of Leasehold Interests in Real Property)

CATEGORY	CLAUSE NO.	48 CFR REF.	CLAUSE
DEFINITIONS	1	552.270-4	Definitions (Variation)
GENERAL	2	552.270-5	Subletting and Assignment
	3	552.270-11	Successors Bound
	4	552.270-23	Subordination, Nondisturbance and Attornment
	5	552.270-24	Statement of Lease
	6	552.270-25	Substitution of Tenant Agency
	7	552.270-26	No Waiver
	8	552.270-27	Integrated Agreement
	9	552.270-28	Mutuality of Obligation
PERFORMANCE	10	552.270-17	Delivery and Condition
	11	552.270-18	Default in Delivery—Time Extensions (Variation)
	12	552.270-19	Progressive Occupancy
	13	552.270-21	Effect of Acceptance and Occupancy
	14	552.270-6	Maintenance of Building and Premises—Right of Entry (Variation)
	15	552.270-10	Failure in Performance
	16	552.270-22	Default by Lessor During the Term
	17	552.270-7	Fire and Casualty Damage
	18	552.270-8	Compliance with Applicable Law
	19	552.270-12	Alterations
	20	552.270-29	Acceptance of Space (Variation)
INSPECTION	21	552.270-9	Inspection—Right of Entry
PAYMENT	22	52.204-7	Central Contractor Registration (Variation)
	23	552.232-75	Prompt Payment
	24	552.232-76	Electronic Funds Transfer Payment (Variation)
	25	552.232-70	Invoice Requirements (Variation)
	26	52.232-23	Assignment of Claims
	27	552.270-20	Payment (Variation)
STANDARDS OF CONDUCT	28	552.203-5	Covenant Against Contingent Fees
	29	52.203-7	Anti-Kickback Procedures
	30	52.223-6	Drug-Free Workplace
ADJUSTMENTS	31	552.203-70	Price Adjustment for Illegal or Improper Activity
	32	52.215-10	Price Reduction for Defective Cost or Pricing Data
	33	552.270-13	Proposals for Adjustment
	34	552.270-14	Changes (Variation)
AUDITS	35	552.215-70	Examination of Records by GSA
	36	52.215-2	Audit and Records—Negotiation
DISPUTES	37	52.233-1	Disputes

INITIALS: SS & uhm
LESSOR GOVERNMENT

17C

LABOR STANDARDS	38	52.222-26	Equal Opportunity
	39	52.222-24	Preaward On-Site Equal Opportunity Compliance Evaluation
	40	52.222-21	Prohibition of Segregated Facilities
	41	52.222-35	Equal Opportunity for Special Disabled Veterans, Veterans of the Vietnam Era, and Other Eligible Veterans
	42	52.222-36	Affirmative Action for Workers with Disabilities
	43	52.222-37	Employment Reports on Special Disabled Veterans, Veterans of the Vietnam Era, and Other Eligible Veterans
SUBCONTRACTING	44	52.209-6	Protecting the Government's Interest When Subcontracting With Contractors Debarred, Suspended, or Proposed for Debarment
	45	52.215-12	Subcontractor Cost or Pricing Data
	46	52.219-8	Utilization of Small Business Concerns
	47	52.219-9	Small Business Subcontracting Plan
	48	52.219-16	Liquidated Damages—Subcontracting Plan

The information collection requirements contained in this solicitation/contract, that are not required by regulation, have been approved by the Office of Management and Budget pursuant to the Paperwork Reduction Act and assigned the OMB Control No. 3090-0163.

INITIALS: SS & [signature]
LESSOR GOVERNMENT

GENERAL CLAUSES
(Acquisition of Leasehold Interests in Real Property)

1. 552.270-4 DEFINITIONS (SEP 1999) (VARIATION)

The following terms and phrases (except as otherwise expressly provided or unless the context otherwise requires) for all purposes of this lease shall have the respective meanings hereinafter specified:

(a) "Commencement Date" means the first day of the term.

(b) "Contract" and "Contractor" means "Lease" and "Lessor," respectively.

(c) "Contracting Officer" means a person with the authority to enter into, administer, and/or terminate contracts and make related determinations and findings. The term includes certain authorized representatives of the Contracting Officer acting within the limits of their authority as delegated by the Contracting Officer.

(d) "Delivery Date" means the date specified in or determined pursuant to the provisions of this lease for delivery of the premises to the Government, improved in accordance with the provisions of this lease and substantially complete, as such date may be modified in accordance with the provisions of this lease.

(e) "Delivery Time" means the number of days provided by this lease for delivery of the premises to the Government, as such number may be modified in accordance with the provisions of this lease.

(f) "Excusable Delays" mean delays arising without the fault or negligence of Lessor and Lessor's subcontractors and suppliers at any tier, and shall include, without limitation:
(1) acts of God or of the public enemy,
(2) acts of the United States of America in either its sovereign or contractual capacity,
(3) acts of another contractor in the performance of a contract with the Government,
(4) fires,
(5) floods,
(6) epidemics,
(7) quarantine restrictions,
(8) strikes,
(9) freight embargoes,
(10) unusually severe weather, or
(11) delays of subcontractors or suppliers at any tier arising from unforeseeable causes beyond the control and without the fault or negligence of both the Lessor and any such subcontractor or supplier.

(g) "Lessor" means the sub-lessor if this lease is a sublease.

(h) "Lessor shall provide" means the Lessor shall furnish and install at Lessor's expense.

(i) "Notice" means written notice sent by certified or registered mail, Express Mail or Comparable service, or delivered by hand. Notice shall be effective on the date delivery is accepted or refused.

(j) "Premises" means the space described on the Standard Form 2, U.S. Government Lease for Real Property, of this lease.

(l) "Substantially complete" and "substantial completion" means that the work, the common and other areas of the building, and all other things necessary for the Government's access to the premises and occupancy, possession, use and enjoyment thereof, as provided in this lease, have been completed or obtained, excepting only such minor matters as do not interfere with or materially diminish such access, occupancy, possession, use or enjoyment.

(m) "Usable square feet" means the ANSI/BOMA Z65.1-1996 definition for BOMA usable office area, which means "The area where a tenant normally houses personnel and/or furniture, for which a measurement is to be computed."

(n) "Work" means all alterations, improvements, modifications, and other things required for the preparation or continued occupancy of the premises by the Government as specified in this lease.

2. **552.270-5 SUBLETTING AND ASSIGNMENT (SEP 1999)**

The Government may sublet any part of the premises but shall not be relieved from any obligations under this lease by reason of any such subletting. The Government may at any time assign this lease, and be relieved from all obligations to Lessor under this lease excepting only unpaid rent and other liabilities, if any, that have accrued to the date of said assignment. Any assignment shall be subject to prior written consent of Lessor, which shall not be unreasonably withheld.

3. **552.270-11 SUCCESSORS BOUND (SEP 1999)**

This lease shall bind, and inure to the benefit of, the parties and their respective heirs, executors, administrators, successors, and assigns.

4. **552.270-23 SUBORDINATION, NONDISTURBANCE AND ATTORNMENT (SEP 1999)**

(a) Lessor warrants that it holds such title to or other interest in the premises and other property as is necessary to the Government's access to the premises and full use and enjoyment thereof in accordance with the provisions of this lease. Government agrees, in consideration of the warranties and conditions set forth in this clause, that this lease is subject and subordinate to any and all recorded mortgages, deeds of trust and other liens now or hereafter existing or imposed upon the premises, and to any renewal, modification or extension thereof. It is the intention of the parties that this provision shall be self-operative and that no further instrument shall be required to effect the present or subsequent subordination of this lease. Government agrees, however, within twenty (20) business days next following the Contracting Officer's receipt of a written demand, to execute such instruments as Lessor may reasonably request to evidence further the subordination of this lease to any existing or future mortgage, deed of trust or other security interest pertaining to the premises, and to any water, sewer or access easement necessary or desirable to serve the premises or adjoining property owned in whole or in part by Lessor if such easement does not interfere with the full enjoyment of any right granted the Government under this lease.

(b) No such subordination, to either existing or future mortgages, deeds of trust or other lien or security instrument shall operate to affect adversely any right of the Government under this lease so long as the Government is not in default under this lease. Lessor will include in any future mortgage, deed of trust or other security instrument to which this lease becomes subordinate, or in a separate nondisturbance agreement, a provision to the foregoing effect. Lessor warrants that the holders of all notes or other obligations secured by existing mortgages, deeds of trust or other security instruments have consented to the provisions of this clause, and agrees to provide true copies of all such consents to the Contracting Officer promptly upon demand.

(c) In the event of any sale of the premises or any portion thereof by foreclosure of the lien of any such mortgage, deed of trust or other security instrument, or the giving of a deed in lieu of foreclosure, the Government will be deemed to have attorned to any purchaser, purchasers, transferee or transferees of the premises or any portion thereof and its or their successors and assigns, and any such purchasers and transferees will be deemed to have assumed all obligations of the Lessor under this lease, so as to establish direct privity of estate and contract between Government and such purchasers or transferees, with the same force, effect and relative priority in time and right as if the lease had initially been entered into between such purchasers or transferees and the Government; provided, further, that the Contracting Officer and such purchasers or transferees shall, with reasonable promptness following any such sale or deed delivery in lieu of foreclosure, execute all such revisions to this lease, or other writings, as shall be necessary to document the foregoing relationship.

(d) None of the foregoing provisions may be deemed or construed to imply a waiver of the Government's rights as a sovereign.

5. **552.270-24 STATEMENT OF LEASE (SEP 1999)**

(a) The Contracting Officer will, within thirty (30) days next following the Contracting Officer's receipt of a joint written request from Lessor and a prospective lender or purchaser of the building, execute and deliver to Lessor a letter stating that the same is issued subject to the conditions stated in this clause and, if such is the case, that (1) the lease is in full force and effect; (2) the date to which the rent and other charges have been paid in advance, if any; and (3) whether any notice of default has been issued.

(b) Letters issued pursuant to this clause are subject to the following conditions:

(1) That they are based solely upon a reasonably diligent review of the Contracting Officer's lease file as of the date of issuance;

(2) That the Government shall not be held liable because of any defect in or condition of the premises or building;

(3) That the Contracting Officer does not warrant or represent that the premises or building comply with applicable Federal, State and local law; and

(4) That the Lessor, and each prospective lender and purchaser are deemed to have constructive notice of such facts as would be ascertainable by reasonable prepurchase and precommitment inspection of the Premises and Building and by inquiry to appropriate Federal, State and local Government officials.

6. 552.270-25 SUBSTITUTION OF TENANT AGENCY (SEP 1999)

The Government may, at any time and from time to time, substitute any Government agency or agencies for the Government agency or agencies, if any, named in the lease.

7. 552.270-26 NO WAIVER (SEP1999)

No failure by either party to insist upon the strict performance of any provision of this lease or to exercise any right or remedy consequent upon a breach thereof, and no acceptance of full or partial rent or other performance by either party during the continuance of any such breach shall constitute a waiver of any such breach of such provision.

8. 552.270-27 INTEGRATED AGREEMENT (SEP 1999)

This Lease, upon execution, contains the entire agreement of the parties and no prior written or oral agreement, express or implied, shall be admissible to contradict the provisions of the Lease.

9. 552.270-28 MUTUALITY OF OBLIGATION (SEP 1999)

The obligations and covenants of the Lessor, and the Government's obligation to pay rent and other Government obligations and covenants, arising under or related to this Lease, are interdependent. The Government may, upon issuance of and delivery to Lessor of a final decision asserting a claim against Lessor, set off such claim, in whole or in part, as against any payment or payments then or thereafter due the Lessor under this lease. No setoff pursuant to this clause shall constitute a breach by the Government of this lease.

10. 552.270-17 DELIVERY AND CONDITION (SEP 1999)

(a) Unless the Government elects to have the space occupied in increments, the space must be delivered ready for occupancy as a complete unit. The Government reserves the right to determine when the space is substantially complete.

(b) If the premises do not in every respect comply with the provisions of this lease the Contracting Officer may, in accordance with the Failure in Performance clause of this lease, elect to reduce the rent payments.

11. 552.270-18 DEFAULT IN DELIVERY—TIME EXTENSIONS (SEP 1999) (VARIATION)

(a) With respect to Lessor's obligation to deliver the premises substantially complete by the delivery date, time is of the essence. If the Lessor fails to work diligently to ensure its substantial completion by the delivery date or fails to substantially complete the work by such date, the Government may by notice to the Lessor terminate this lease. Such termination is effective when received by Lessor. The Lessor and the Lessor's sureties, if any, are jointly and severally liable for any damages to the Government resulting from such termination, as provided in this clause. The Government shall be entitled to the following damages:

(1) The Government's aggregate rent and estimated real estate tax and operating cost adjustments for the firm term and all option terms of its replacement lease or leases,

in excess of the aggregate rent and estimated real estate tax and operating cost adjustments for the term. If the Government procures replacement premises for a term (including all option terms) in excess of this term, the Lessor is not liable for excess Government rent or adjustments during such excess lease term.

(2) All administrative and other costs the Government incurs in procuring a replacement lease or leases.

(3) Other, additional relief provided for in this lease, at law, or in equity.

(b) Damages to which the Government is entitled to under this clause are due and payable thirty (30) days following the date Lessor receives notice from the Contracting Officer specifying such damages.

(c) Delivery by Lessor of less than the minimum ANSI/BOMA Office Area square footage required by this lease shall in no event be construed as substantial completion, except as the Contracting Officer permits.

(d) The Government shall not terminate this lease under this clause nor charge the Lessor with damages under this clause, if (1) the delay in substantially completing the work arises from excusable delays and (2) the Lessor within 10 days from the beginning of any such delay (unless extended in writing by the Contracting Officer) provides notice to the Contracting Officer of the causes of delay. The Contracting Officer shall ascertain the facts and the extent of delay. If the facts warrant, the Contracting Officer shall extend the delivery date, to the extent of such delay at no additional costs to the Government. A time extension is the sole remedy of the Lessor.

12. 552.270-19 PROGRESSIVE OCCUPANCY (SEP 1999)

The Government shall have the right to elect to occupy the space in partial increments prior to the substantial completion of the entire leased premises, and the Lessor agrees to schedule its work so as to deliver the space incrementally as elected by the Government. The Government shall pay rent commencing with the first business day following substantial completion of the entire leased premise unless the Government has elected to occupy the leased premises incrementally. In case of incremental occupancy, the Government shall pay rent pro rata upon the first business day following substantial completion of each incremental unit. Rental payments shall become due on the first workday of the month following the month in which an increment of space is substantially complete, except that should an increment of space be substantially completed after the fifteenth day of the month, the payment due date will be the first workday of the second month following the month in which it was substantially complete. The commencement date of the firm lease term will be a composite determined from all rent commencement dates.

13. 552.270-21 EFFECT OF ACCEPTANCE AND OCCUPANCY (SEP 1999)

Neither the Government's acceptance of the premises for occupancy, nor the Government's occupancy thereof, shall be construed as a waiver of any requirement of or right of the Government under this Lease, or as otherwise prejudicing the Government with respect to any such requirement or right.

14. 552.270-6 MAINTENANCE OF BUILDING AND PREMISES—RIGHT OF ENTRY (SEP 1999) (VARIATION)

Except in case of damage arising out of the willful act or negligence of a Government employee, Lessor shall maintain the premises, including the building, building systems, and all equipment, fixtures, and appurtenances furnished by the Lessor under this lease, in good repair and condition so that they are suitable in appearance and capable of supplying such heat, air conditioning, light, ventilation, safety systems, access and other things to the premises, without reasonably preventable or recurring disruption, as is required for the Government's access to, occupancy, possession, use and enjoyment of the premises as provided in this lease. For the purpose of so maintaining the premises, the Lessor may at reasonable times enter the premises with the approval of the authorized Government representative in charge.

15. 552.270-10 FAILURE IN PERFORMANCE (SEP 1999)

The covenant to pay rent and the covenant to provide any service, utility, maintenance, or repair required under this lease are interdependent. In the event of any failure by the Lessor to provide

any service, utility, maintenance, repair or replacement required under this lease the Government may, by contract or otherwise, perform the requirement and deduct from any payment or payments under this lease, then or thereafter due, the resulting cost to the Government, including all administrative costs. If the Government elects to perform any such requirement, the Government and each of its contractors shall be entitled to access to any and all areas of the building, access to which is necessary to perform any such requirement, and the Lessor shall afford and facilitate such access. Alternatively, the Government may deduct from any payment under this lease, then or thereafter due, an amount which reflects the reduced value of the contract requirement not performed. No deduction from rent pursuant to this clause shall constitute a default by the Government under this lease. These remedies are not exclusive and are in addition to any other remedies which may be available under this lease or at law.

16. 552.270-22 DEFAULT BY LESSOR DURING THE TERM (SEP 1999)

(a) Each of the following shall constitute a default by Lessor under this lease:

(1) Failure to maintain, repair, operate or service the premises as and when specified in this lease, or failure to perform any other requirement of this lease as and when required provided any such failure shall remain uncured for a period of thirty (30) days next following Lessor's receipt of notice thereof from the Contracting Officer or an authorized representative.

(2) Repeated and unexcused failure by Lessor to comply with one or more requirements of this lease shall constitute a default notwithstanding that one or all such failures shall have been timely cured pursuant to this clause.

(b) If a default occurs, the Government may, by notice to Lessor, terminate this lease for default and if so terminated, the Government shall be entitled to the damages specified in the Default in Delivery-Time Extensions clause.

17. 552.270-7 FIRE AND CASUALTY DAMAGE (SEP 1999)

If the entire premises are destroyed by fire or other casualty, this lease will immediately terminate. In case of partial destruction or damage, so as to render the premises untenantable, as determined by the Government, the Government may terminate the lease by giving written notice to the Lessor within 15 calendar days of the fire or other casualty; if so terminated, no rent will accrue to the Lessor after such partial destruction or damage; and if not so terminated, the rent will be reduced proportionately by supplemental agreement hereto effective from the date of such partial destruction or damage. Nothing in this lease shall be construed as relieving Lessor from liability for damage to or destruction of property of the United States of America caused by the willful or negligent act or omission of Lessor.

18. 552.270-8 COMPLIANCE WITH APPLICABLE LAW (SEP 1999)

Lessor shall comply with all Federal, state and local laws applicable to the Lessor as owner or Lessor, or both, of the building or premises, including, without limitation, laws applicable to the construction, ownership, alteration or operation of both or either thereof, and will obtain all necessary permits, licenses and similar items at Lessor's expense. The Government will comply with all Federal, State and local laws applicable to and enforceable against it as a tenant under this lease; provided that nothing in this lease shall be construed as a waiver of any sovereign immunity of the Government. This lease shall be governed by Federal law.

19. 552.270-12 ALTERATIONS (SEP 1999)

The Government shall have the right during the existence of this lease to make alterations, attach fixtures, and erect structures or signs in or upon the premises hereby leased, which fixtures, additions or structures so placed in, on, upon, or attached to the said premises shall be and remain the property of the Government and may be removed or otherwise disposed of by the Government. If the lease contemplates that the Government is the sole occupant of the building, for purposes of this clause, the leased premises include the land on which the building is sited and the building itself. Otherwise, the Government shall have the right to tie into or make any physical connection with any structure located on the property as is reasonably necessary for appropriate utilization of the leased space.

INITIALS: SS (LESSOR) & ulm (GOVERNMENT)

20. 552.270-29 ACCEPTANCE OF SPACE (SEP 1999) (VARIATION)

(a) When the Lessor has completed all alterations, improvements, and repairs necessary to meet the requirements of the lease, the Lessor shall notify the Contracting Officer. The Contracting Officer or designated representative shall promptly inspect the space.

(b) The Government will accept the space and the lease term will begin after determining that the space is substantially complete and contains the required ANSI/BOMA Office Area square footage as indicated in the paragraph of this solicitation entitled "Amount and Type of Space."

21. 552.270-9 INSPECTION—RIGHT OF ENTRY (SEP 1999)

(a) At any time and from time to time after receipt of an offer (until the same has been duly withdrawn or rejected), after acceptance thereof and during the term, the agents, employees and contractors of the Government may, upon reasonable prior notice to Offeror or Lessor, enter upon the offered premises or the premises, and all other areas of the building access to which is necessary to accomplish the purposes of entry, to determine the potential or actual compliance by the Offeror or Lessor with the requirements of the solicitation or this lease, which purposes shall include, but not be limited to:

(1) inspecting, sampling and analyzing of suspected asbestos-containing materials and air monitoring for asbestos fibers;
(2) inspecting the heating, ventilation and air conditioning system, maintenance records, and mechanical rooms for the offered premises or the premises;
(3) inspecting for any leaks, spills, or other potentially hazardous conditions which may involve tenant exposure to hazardous or toxic substances; and
(4) inspecting for any current or past hazardous waste operations, to ensure that appropriate mitigative actions were taken to alleviate any environmentally unsound activities in accordance with Federal, State and local law.

(b) Nothing in this clause shall be construed to create a Government duty to inspect for toxic materials or to impose a higher standard of care on the Government than on other lessees. The purpose of this clause is to promote the ease with which the Government may inspect the building. Nothing in this clause shall act to relieve the Lessor of any duty to inspect or liability which might arise as a result of Lessor's failure to inspect for or correct a hazardous condition.

22. 52.204-7 CENTRAL CONTRACTOR REGISTRATION (OCT 2003) (VARIATION)

(a) Definitions. As used in this clause—

"Central Contractor Registration (CCR) database" means the primary Government repository for Contractor information required for the conduct of business with the Government.

"Data Universal Numbering System (DUNS) number" means the 9-digit number assigned by Dun and Bradstreet, Inc. (D&B) to identify unique business entities.

"Data Universal Numbering System +4 (DUNS+4) number" means the DUNS number assigned by D&B plus a 4-character suffix that may be assigned by a business concern. (D&B has no affiliation with this 4-character suffix.) This 4-character suffix may be assigned at the discretion of the business concern to establish additional CCR records for identifying alternative Electronic Funds Transfer (EFT) accounts for the same parent concern.

"Offeror" means the owner of the property offered, not an individual or agent representing the owner.

"Registered in the CCR database" means that—

(1) The Contractor has entered all mandatory information, including the DUNS number or the DUNS+4 number, into the CCR database; and

(2) The Government has validated all mandatory data fields and has marked the record "Active."

(b) (1) By submission of an offer, the Offeror acknowledges the requirement that a prospective awardee must be registered with D&B and in the CCR database prior to

award, during performance, and through final payment of any contract resulting from this solicitation.

(2) The Offeror shall enter in the appropriate block, on the GSA Form 3518, entitled Representations and Certifications, the legal entity's name and address, followed by the DUNS or DUNS +4 number that identifies the Offeror's name and address exactly as stated in the offer. The DUNS number will be used by the Contracting Officer to verify that the Offeror is registered in the CCR database.

(c) If the Offeror does not have a DUNS number, it should contact Dun and Bradstreet directly to obtain one.

(1) An Offeror may obtain a DUNS number—
(i) If located within the United States, by calling Dun and Bradstreet at 1-866-705-5711 or via the Internet at http://www.dnb.com; or
(ii) If located outside the United States, by contacting the local Dun and Bradstreet office.

(2) The Offeror should be prepared to provide the following information:
(i) Company legal business.
(ii) Tradestyle, doing business, or other name by which your entity is commonly recognized.
(iii) Company Physical Street Address, City, State, and ZIP Code.
(iv) Company Mailing Address, City, State and ZIP Code (if separate from physical).
(v) Company Telephone Number.
(vi) Date the company was started.
(vii) Number of employees at your location.
(viii) Chief executive officer/key manager.
(ix) Line of business (industry).
(x) Company Headquarters name and address (reporting relationship within your entity).

(d) If the Offeror does not become registered in the CCR database in the time prescribed by the Contracting Officer, the Contracting Officer will proceed to award to the next otherwise successful registered Offeror.

(e) Processing time, which normally takes 48 hours, should be taken into consideration when registering. Offerors who are not registered should consider applying for registration immediately upon receipt of this solicitation.

(f) The Contractor is responsible for the accuracy and completeness of the data within the CCR database, and for any liability resulting from the Government's reliance on inaccurate or incomplete data. To remain registered in the CCR database after the initial registration, the Contractor is required to review and update on an annual basis from the date of initial registration or subsequent updates its information in the CCR database to ensure it is current, accurate and complete. Updating information in the CCR does not alter the terms and conditions of this contract and is not a substitute for a properly executed contractual document.

(g) (1) (i) If a Contractor has legally changed its business name, "doing business as" name, or division name (whichever is shown on the contract), or has transferred the assets used in performing the contract, the Contractor shall comply with the requirements of Subpart 42.12 of the Federal Acquisition Regulations (FAR) and provide the responsible Contracting Officer a fully revised and initialed/signed GSA Form 3518, entitled Representations and Certifications, along with written notification of its intention to (A) change the name in the CCR database; and (B) provide the Contracting Officer with sufficient documentation to verify and confirm the legally changed name or change in ownership.

(ii) If the Contractor fails to comply with the requirements of paragraph (g)(1)(i) of this clause, or fails to perform the agreement at paragraph (g)(1)(i)(C) of this clause, and, in the absence of a properly executed novation or change-of-name agreement, the CCR information that shows the Contractor to be other than the Contractor indicated in the contract will be considered to be incorrect information within the meaning of the "Suspension of Payment" paragraph of the electronic funds transfer (EFT) clause of this contract.

INITIALS: SS & vlM
LESSOR GOVERNMENT

(2) The Contractor shall not change the name or address for EFT payments or manual payments, as appropriate, in the CCR record to reflect an assignee for the purpose of assignment of claims. Assignees shall be separately registered in the CCR database. Information provided to the Contractor's CCR record that indicates payments, including those made by EFT, to an ultimate recipient other than that Contractor will be considered to be incorrect information.

(h) Offerors and Contractors may obtain information on registration and annual confirmation requirements via the internet at http://www.ccr.gov or by calling 1-888-227-2423, or 269-961-5757.

23. 552.232-75 PROMPT PAYMENT (SEP 1999)

The Government will make payments under the terms and conditions specified in this clause. Payment shall be considered as being made on the day a check is dated or an electronic funds transfer is made. All days referred to in this clause are calendar days, unless otherwise specified.

(a) *Payment due date.*

(1) *Rental payments.* Rent shall be paid monthly in arrears and will be due on the first workday of each month, and only as provided for by the lease.

(i) When the date for commencement of rent falls on the 15th day of the month or earlier, the initial monthly rental payment under this contract shall become due on the first workday of the month following the month in which the commencement of the rent is effective.

(ii) When the date for commencement of rent falls after the 15th day of the month, the initial monthly rental payment under this contract shall become due on the first workday of the second month following the month in which the commencement of the rent is effective.

(2) *Other payments.* The due date for making payments other than rent shall be the later of the following two events:

(i) The 30th day after the designated billing office has received a proper invoice from the Contractor.

(ii) The 30th day after Government acceptance of the work or service. However, if the designated billing office fails to annotate the invoice with the actual date of receipt, the invoice payment due date shall be deemed to be the 30th day after the Contractor's invoice is dated, provided a proper invoice is received and there is no disagreement over quantity, quality, or Contractor compliance with contract requirements.

(b) *Invoice and inspection requirements for payments other than rent.*

(1) The Contractor shall prepare and submit an invoice to the designated billing office after completion of the work. A proper invoice shall include the following items:

(i) Name and address of the Contractor.
(ii) Invoice date.
(iii) Lease number.
(iv) Government's order number or other authorization.
(v) Description, price, and quantity of work or services delivered.
(vi) Name and address of Contractor official to whom payment is to be sent (must be the same as that in the remittance address in the lease or the order).
(vii) Name (where practicable), title, phone number, and mailing address of person to be notified in the event of a defective invoice.

(2) The Government will inspect and determine the acceptability of the work performed or services delivered within 7 days after the receipt of a proper invoice or notification of completion of the work or services unless a different period is specified at the time the order is placed. If actual acceptance occurs later, for the purpose of determining the payment due date and calculation of interest, acceptance will be deemed to occur on the last day of the 7-day inspection period. If the work or service is rejected for failure to conform to the technical requirements of the contract, the 7 days will be counted beginning with receipt of a new invoice or notification. In either case, the Contractor is not entitled to any payment or interest unless actual acceptance by the Government occurs.

INITIALS: SS & ulm
LESSOR GOVERNMENT

(c) *Interest Penalty.*

(1) An interest penalty shall be paid automatically by the Government, without request from the Contractor, if payment is not made by the due date.

(2) The interest penalty shall be at the rate established by the Secretary of the Treasury under Section 12 of the Contract Disputes Act of 1978 (41 U.S.C. 611) that is in effect on the day after the due date. This rate is referred to as the "Renegotiation Board Interest Rate," and it is published in the *Federal Register* semiannually on or about January 1 and July 1. The interest penalty shall accrue daily on the payment amount approved by the Government and be compounded in 30-day increments inclusive from the first day after the due date through the payment date.

(3) Interest penalties will not continue to accrue after the filing of a claim for such penalties under the clause at 52.233-1, Disputes, or for more than 1 year. Interest penalties of less than $1.00 need not be paid.

(4) Interest penalties are not required on payment delays due to disagreement between the Government and Contractor over the payment amount or other issues involving contract compliance or on amounts temporarily withheld or retained in accordance with the terms of the contract. Claims involving disputes, and any interest that may be payable, will be resolved in accordance with the clause at 52.233-1, Disputes.

24. 552.232-76 ELECTRONIC FUNDS TRANSFER PAYMENT (MAR 2000) (VARIATION)

(a) The Government will make payments under this lease by electronic funds transfer (EFT). The Lessor must, no later than 30 days before the first payment:

(1) Designate a financial institution for receipt of EFT payments.

(2) Submit this designation to the Contracting Officer or other Government official, as directed.

(b) The Lessor must provide the following information:

(1) The American Bankers Association 9-digit identifying number for Automated Clearing House (ACH) transfers of the financing institution receiving payment if the institution has access to the Federal Reserve Communications System.

(2) Number of account to which funds are to be deposited.

(3) Type of depositor account ("C" for checking, "S" for savings).

(4) If the Lessor is a new enrollee to the EFT system, the Lessor must complete and submit Form SF 3881, ACH Vendor/Miscellaneous Payment Enrollment Form, before payment can be processed.

(c) If the Lessor, during the performance of this contract, elects to designate a different financial institution for the receipt of any payment, the appropriate Government official must receive notice of such change and the required information specified above no later than 30 days before the date such change is to become effective.

(d) The documents furnishing the information required in this clause must be dated and contain the:

(1) Signature, title, and telephone number of the Lessor or the Lessor's authorized representative.

(2) Lessor's name.

(3) Lease number.

(e) Lessor's failure to properly designate a financial institution or to provide appropriate payee bank account information may delay payments of amounts otherwise properly due.

INITIALS: SS & ahm
LESSOR GOVERNMENT

18C

25. 552.232-70 INVOICE REQUIREMENTS (SEP 1999) (VARIATION)

(This clause is applicable to payments other than rent.)

(a) Invoices shall be submitted in an original only, unless otherwise specified, to the designated billing office specified in this contract or order.

(b) Invoices must include the Accounting Control Transaction (ACT) number provided below or on the order.

ACT Number (to be supplied on individual orders)

(c) If information or documentation in addition to that required by the Prompt Payment clause of this contract is required in connection with an invoice for a particular order, the order will indicate what information or documentation must be submitted.

26. 52.232-23 ASSIGNMENT OF CLAIMS (JAN 1986)

(Applicable to leases over $2,500.)

(a) The Contractor, under the Assignment of Claims Act, as amended, 31 U.S.C. 3727, 41 U.S.C. 15 (hereafter referred to as "the Act"), may assign its rights to be paid amounts due or to become due as a result of the performance of this contract to a bank, trust company, or other financing institution, including any Federal lending agency. The assignee under such an assignment may thereafter further assign or reassign its right under the original assignment to any type of financing institution described in the preceding sentence.

(b) Any assignment or reassignment authorized under the Act and this clause shall cover all unpaid amounts payable under this contract, and shall not be made to more than one party, except that an assignment or reassignment may be made to one party as agent or trustee for two or more parties participating in the financing of this contract.

(c) The Contractor shall not furnish or disclose to any assignee under this contract any classified document (including this contract) or information related to work under this contract until the Contracting Officer authorizes such action in writing.

27. 552.270-20 PAYMENT (SEP 1999) (VARIATION)

(a) When space is offered and accepted, the ANSI/BOMA Office Area square footage delivered will be confirmed by:

(1) the Government's measurement of plans submitted by the successful Offeror as approved by the Government, and an inspection of the space to verify that the delivered space is in conformance with such plans or

(2) a mutual on-site measurement of the space, if the Contracting Officer determines that it is necessary.

(b) Payment will not be made for space which is in excess of the amount of ANSI/BOMA Office Area square footage stated in the lease.

(c) If it is determined that the amount of ANSI/BOMA Office Area square footage actually delivered is less than the amount agreed to in the lease, the lease will be modified to reflect the amount of Usable space delivered and the annual rental will be adjusted as follows:

Usable square feet not delivered multiplied by the ANSI/BOMA Office Area square foot (USF) rate equals the reduction in annual rent. The rate per USF is determined by dividing the total annual rental by the Usable square footage set forth in the lease.

USF Not Delivered X Rate per USF = Reduction in Annual Rent.

28. 552.203-5 COVENANT AGAINST CONTINGENT FEES (FEB 1990)

(Applicable to leases over $100,000.)

(a) The Contractor warrants that no person or agency has been employed or retained to solicit or obtain this contract upon an agreement or understanding for a contingent fee, except a bona fide employee or agency. For breach or violation of this warranty, the Government shall have the right to annul this contract without liability or, in its discretion, to deduct from

the contract price or consideration, or otherwise recover the full amount of the contingent fee.

(b) "Bona fide agency," as used in this clause, means an established commercial or selling agency (including licensed real estate agents or brokers), maintained by a Contractor for the purpose of securing business, that neither exerts nor proposes to exert improper influence to solicit or obtain Government contracts nor holds itself out as being able to obtain any Government contract or contracts through improper influence.

"Bona fide employee," as used in this clause, means a person, employed by a Contractor and subject to the Contractor's supervision and control as to time, place, and manner of performance, who neither exerts nor proposes to exert improper influence to solicit or obtain Government contracts nor holds out as being able to obtain any Government contract or contracts through improper influence.

"Contingent fee," as used in this clause, means any commission, percentage, brokerage, or other fee that is contingent upon the success that a person or concern has in securing a Government contract.

"Improper influence," as used in this clause, means any influence that induces or tends to induce a Government employee or officer to give consideration or to act regarding a Government contract on any basis other than the merits of the matter.

29. 52.203-7 ANTI-KICKBACK PROCEDURES (JUL 1995)

(Applicable to leases over $100,000 average net annual rental, including option periods.)

(a) *Definitions.*

"Kickback," as used in this clause, means any money, fee, commission, credit, gift, gratuity, thing of value, or compensation of any kind which is provided, directly or indirectly, to any prime Contractor, prime Contractor employee, subcontractor, or subcontractor employee for the purpose of improperly obtaining or rewarding favorable treatment in connection with a prime contract or in connection with a subcontract relating to a prime contract.

"Person," as used in this clause, means a corporation, partnership, business association of any kind, trust, joint-stock company, or individual.

"Prime contract," as used in this clause, means a contract or contractual action entered into by the United States for the purpose of obtaining supplies, materials, equipment, or services of any kind.

"Prime Contractor," as used in this clause, means a person who has entered into a prime contract with the United States.

"Prime Contractor employee," as used in this clause, means any officer, partner, employee, or agent of a prime Contractor.

"Subcontract," as used in this clause, means a contract or contractual action entered into by a prime Contractor or subcontractor for the purpose of obtaining supplies, materials, equipment, or services of any kind under a prime contract.

"Subcontractor," as used in this clause, (1) means any person, other than the prime Contractor, who offers to furnish or furnishes any supplies, materials, equipment, or services of any kind under a prime contract or a subcontract entered into in connection with such prime contract, and (2) includes any person who offers to furnish or furnishes general supplies to the prime Contractor or a higher tier subcontractor.

"Subcontractor employee," as used in this clause, means any officer, partner, employee, or agent of a subcontractor.

(b) The Anti-Kickback Act of 1986 (41 U.S.C. 51-58) (the Act), prohibits any person from—

(1) Providing or attempting to provide or offering to provide any kickback;

(2) Soliciting, accepting, or attempting to accept any kickback; or

(3) Including, directly or indirectly, the amount of any kickback in the contract price

charged by a prime Contractor to the United States or in the contract price charged by a subcontractor to a prime Contractor or higher tier subcontractor.

(c) (1) The Contractor shall have in place and follow reasonable procedures designed to prevent and detect possible violations described in paragraph (b) of this clause in its own operations and direct business relationships.

(2) When the Contractor has reasonable grounds to believe that a violation described in paragraph (b) of this clause may have occurred, the Contractor shall promptly report in writing the possible violation. Such reports shall be made to the inspector general of the contracting agency, the head of the contracting agency if the agency does not have an inspector general, or the Department of Justice.

(3) The Contractor shall cooperate fully with any Federal agency investigating a possible violation described in paragraph (b) of this clause.

(4) The Contracting Officer may (i) offset the amount of the kickback against any monies owed by the United States under the prime contract and/or (ii) direct that the Prime Contractor withhold from sums owed a subcontractor under the prime contract, the amount of the kickback. The Contracting Officer may order that monies withheld under subdivision (c)(4)(ii) of this clause be paid over to the Government unless the Government has already offset those monies under subdivision (c)(4)(i) of this clause. In either case, the Prime Contractor shall notify the Contracting Officer when the monies are withheld.

(5) The Contractor agrees to incorporate the substance of this clause, including paragraph (c)(5) but excepting paragraph (c)(1), in all subcontracts under this contract which exceed $100,000.

30. 52.223-6 DRUG-FREE WORKPLACE (MAY 2001)

(a) *Definitions*. As used in this clause—

"Controlled substance" means a controlled substance in schedules I through V of section 202 of the Controlled Substances Act (21 U.S.C. 812) and as further defined in regulation at 21 CFR 1308.11 - 1308.15.

"Conviction" means a finding of guilt (including a plea of *nolo contendere*) or imposition of sentence, or both, by any judicial body charged with the responsibility to determine violations of the Federal or State criminal drug statutes.

"Criminal drug statute" means a Federal or non-Federal criminal statute involving the manufacture, distribution, dispensing, possession, or use of any controlled substance.

"Drug-free workplace" means the site(s) for the performance of work done by the Contractor in connection with a specific contract where employees of the Contractor are prohibited from engaging in the unlawful manufacture, distribution, dispensing, possession, or use of a controlled substance.

"Employee" means an employee of a Contractor directly engaged in the performance of work under a Government contract. "Directly engaged" is defined to include all direct cost employees and any other Contractor employee who has other than a minimal impact or involvement in contract performance.

"Individual" means an Offeror/Contractor that has no more than one employee including the Offeror/Contractor.

(b) The Contractor, if other than an individual, shall—within 30 days after award (unless a longer period is agreed to in writing for contracts of 30 days or more performance duration), or as soon as possible for contracts of less than 30 days performance duration—

(1) Publish a statement notifying its employees that the unlawful manufacture, distribution, dispensing, possession, or use of a controlled substance is prohibited in the Contractor's workplace and specifying the actions that will be taken against employees for violations of such prohibition;

(2) Establish an ongoing drug-free awareness program to inform such employees about—
   (i) The dangers of drug abuse in the workplace;
   (ii) The Contractor's policy of maintaining a drug-free workplace;
   (iii) Any available drug counseling, rehabilitation, and employee assistance programs; and
   (iv) The penalties that may be imposed upon employees for drug abuse violations occurring in the workplace;

(3) Provide all employees engaged in performance of the contract with a copy of the statement required by paragraph (b)(1) of this clause;

(4) Notify such employees in writing in the statement required by paragraph (b)(1) of this clause that, as a condition of continued employment on this contract, the employee will—
   (i) Abide by the terms of the statement; and
   (ii) Notify the employer in writing of the employee's conviction under a criminal drug statute for a violation occurring in the workplace no later than 5 days after such conviction;

(5) Notify the Contracting Officer in writing within 10 days after receiving notice under subdivision (b)(4)(ii) of this clause, from an employee or otherwise receiving actual notice of such conviction. The notice shall include the position title of the employee;

(6) Within 30 days after receiving notice under subdivision (b)(4)(ii) of this clause of a conviction, take one of the following actions with respect to any employee who is convicted of a drug abuse violation occurring in the workplace:
   (i) Taking appropriate personnel action against such employee, up to and including termination; or
   (ii) Require such employee to satisfactorily participate in a drug abuse assistance or rehabilitation program approved for such purposes by a Federal, State, or local health, law enforcement, or other appropriate agency; and

(7) Make a good faith effort to maintain a drug-free workplace through implementation of paragraphs (b)(1) through (b)(6) of this clause.

(c) The Contractor, if an individual, agrees by award of the contract or acceptance of a purchase order, not to engage in the unlawful manufacture, distribution, dispensing, possession, or use of a controlled substance while performing this contract.

(d) In addition to other remedies available to the Government, the Contractor's failure to comply with the requirements of paragraph (b) or (c) of this clause may, pursuant to FAR 23.506, render the Contractor subject to suspension of contract payments, termination of the contract or default, and suspension or debarment.

31. 552.203-70 PRICE ADJUSTMENT FOR ILLEGAL OR IMPROPER ACTIVITY (SEP 1999)

(Applicable to leases over $100,000.)

(a) If the head of the contracting activity (HCA) or his or her designee determines that there was a violation of subsection 27(a) of the Office of Federal Procurement Policy Act, as amended (41 U.S.C. 423), as implemented in the Federal Acquisition Regulation, the Government, at its election, may—

   (1) Reduce the monthly rental under this lease by 5 percent of the amount of the rental for each month of the remaining term of the lease, including any option periods, and recover 5 percent of the rental already paid;

   (2) Reduce payments for alterations not included in monthly rental payments by 5 percent of the amount of the alterations agreement; or

   (3) Reduce the payments for violations by a Lessor's subcontractor by an amount not to exceed the amount of profit or fee reflected in the subcontract at the time the subcontract was placed.

(b) Prior to making a determination as set forth above, the HCA or designee shall provide to the Lessor a written notice of the action being considered and the basis therefor. The Lessor shall have a period determined by the agency head or designee, but not less than

30 calendar days after receipt of such notice, to submit in person, in writing, or through a representative, information and argument in opposition to the proposed reduction. The agency head or designee may, upon good cause shown, determine to deduct less than the above amounts from payments.

(c) The rights and remedies of the Government specified herein are not exclusive, and are in addition to any other rights and remedies provided by law or under this lease.

32. 52.215-10 PRICE REDUCTION FOR DEFECTIVE COST OR PRICING DATA (OCT 1997)

(Applicable when cost or pricing data are required for work or services over $500,000.)

(a) If any price, including profit or fee, negotiated in connection with this contract, or any cost reimbursable under this contract, was increased by any significant amount because—

(1) The Contractor or a subcontractor furnished cost or pricing data that were not complete, accurate, and current as certified in its Certificate of Current Cost or Pricing Data;

(2) A subcontractor or prospective subcontractor furnished the Contractor cost or pricing data that were not complete, accurate, and current as certified in the Contractor's Certificate of Current Cost or Pricing Data; or

(3) Any of these parties furnished data of any description that were not accurate, the price or cost shall be reduced accordingly and the contract shall be modified to reflect the reduction.

(b) Any reduction in the contract price under paragraph (a) of this clause due to defective data from a prospective subcontractor that was not subsequently awarded the subcontract shall be limited to the amount, plus applicable overhead and profit markup, by which—
(1) The actual subcontract or
(2) The actual cost to the Contractor, if there was no subcontract, was less than the prospective subcontract cost estimate submitted by the Contractor; *provided*, that the actual subcontract price was not itself affected by defective cost or pricing data.

(c) (1) If the Contracting Officer determines under paragraph (a) of this clause that a price or cost reduction should be made, the Contractor agrees not to raise the following matters as a defense:
(i) The Contractor or subcontractor was a sole source supplier or otherwise was in a superior bargaining position and thus the price of the contract would not have been modified even if accurate, complete, and current cost or pricing data had been submitted.
(ii) The Contracting Officer should have known that the cost or pricing data in issue were defective even though the Contractor or subcontractor took no affirmative action to bring the character of the data to the attention of the Contracting Officer.
(iii) The contract was based on an agreement about the total cost of the contract and there was no agreement about the cost of each item procured under the contract.
(iv) The Contractor or subcontractor did not submit a Certificate of Current Cost or Pricing Data.

(2) (i) Except as prohibited by subdivision (c)(2)(ii) of this clause, an offset in an amount determined appropriate by the Contracting Officer based upon the facts shall be allowed against the amount of a contract price reduction if—
(A) The Contractor certifies to the Contracting Officer that, to the best of the Contractor's knowledge and belief, the Contractor is entitled to the offset in the amount requested; and
(B) The Contractor proves that the cost or pricing data were available before the "as of" date specified on its Certificate of Current Cost or Pricing Data, and that the data were not submitted before such date.
(ii) An offset shall not be allowed if—
(A) The understated data were known by the Contractor to be understated before the "as of" date specified on its Certificate of Current Cost or Pricing Data; or
(B) The Government proves that the facts demonstrate that the contract price would not have increased in the amount to be offset even if the

available data had been submitted before the "as of" date specified on its Certificate of Current Cost or Pricing Data.

(d) If any reduction in the contract price under this clause reduces the price of items for which payment was made prior to the date of the modification reflecting the price reduction, the Contractor shall be liable to and shall pay the United States at the time such overpayment is repaid—

(1) Simple interest on the amount of such overpayment to be computed from the date(s) of overpayment to the Contractor to the date the Government is repaid by the Contractor at the applicable underpayment rate effective for each quarter prescribed by the Secretary of the Treasury under 26 U.S.C. 6621(a)(2); and

(2) A penalty equal to the amount of the overpayment, if the Contractor or subcontractor knowingly submitted cost or pricing data that were incomplete, inaccurate, or noncurrent.

33. 552.270-13 PROPOSALS FOR ADJUSTMENT (SEP 1999)

(a) The Contracting Officer may, from time to time during the term of this lease, require changes to be made in the work or services to be performed and in the terms or conditions of this lease. Such changes will be required under the Changes clause.

(b) If the Contracting Officer makes a change within the general scope of the lease, the Lessor shall submit, in a timely manner, an itemized cost proposal for the work to be accomplished or services to be performed when the cost exceeds $100,000. The proposal, including all subcontractor work, will contain at least the following detail—

(1) Material quantities and unit costs;

(2) Labor costs (identified with specific item or material to be placed or operation to be performed;

(3) Equipment costs;

(4) Worker's compensation and public liability insurance;

(5) Overhead;

(6) Profit; and

(7) Employment taxes under FICA and FUTA.

(c) The following Federal Acquisition Regulation (FAR) provisions also apply to all proposals exceeding $500,000 in cost—

(1) The Lessor shall provide cost or pricing data including subcontractor cost or pricing data (48 CFR 15.403-4) and

(2) The Lessor's representative, all Contractors, and subcontractors whose portion of the work exceeds $500,000 must sign and return the "Certificate of Current Cost or Pricing Data" (48 CFR 15.406-2).

(d) Lessors shall also refer to 48 CFR Part 31, Contract Cost Principles, for information on which costs are allowable, reasonable, and allocable in Government work.

34. 552.270-14 CHANGES (SEP 1999) (VARIATION)

(a) The Contracting Officer may at any time, by written order, make changes within the general scope of this lease in any one or more of the following:

(1) Specifications (including drawings and designs);

(2) Work or services;

(3) Facilities or space layout; or

INITIALS: SS & [signature]
LESSOR GOVERNMENT

(4) Amount of space, provided the Lessor consents to the change.

(b) If any such change causes an increase or decrease in Lessor's cost of or the time required for performance under this lease, whether or not changed by the order, the Contracting Officer shall modify this lease to provide for one or more of the following:

(1) A modification of the delivery date;

(2) An equitable adjustment in the rental rate;

(3) A lump sum equitable adjustment; or

(4) An equitable adjustment of the annual operating costs per ANSI/BOMA Office Area square foot specified in this lease.

(c) The Lessor shall assert its right to an adjustment under this clause within 30 days from the date of receipt of the change order and shall submit a proposal for adjustment. Failure to agree to any adjustment shall be a dispute under the Disputes clause. However, nothing in this clause shall excuse the Lessor from proceeding with the change as directed.

(d) Absent such written change order, the Government shall not be liable to Lessor under this clause.

35. 552.215-70 EXAMINATION OF RECORDS BY GSA (FEB 1996)

The Contractor agrees that the Administrator of General Services or any duly authorized representative shall, until the expiration of 3 years after final payment under this contract, or of the time periods for the particular records specified in Subpart 4.7 of the Federal Acquisition Regulation (48 CFR 4.7), whichever expires earlier, have access to and the right to examine any books, documents, papers, and records of the Contractor involving transactions related to this contract or compliance with any clauses thereunder. The Contractor further agrees to include in all its subcontracts hereunder a provision to the effect that the subcontractor agrees that the Administrator of General Services or any duly authorized representatives shall, until the expiration of 3 years after final payment under the subcontract, or of the time periods for the particular records specified in Subpart 4.7 of the Federal Acquisition Regulation (48 CFR 4.7), whichever expires earlier, have access to and the right to examine any books, documents, papers, and records of such subcontractor involving transactions related to the subcontract or compliance with any clauses thereunder. The term "subcontract" as used in this clause excludes (a) purchase orders not exceeding $100,000 and (b) subcontracts or purchase orders for public utility services at rates established for uniform applicability to the general public.

36. 52.215-2 AUDIT AND RECORDS—NEGOTIATION (JUN 1999)

(a) As used in this clause, "records" includes books, documents, accounting procedures and practices, and other data, regardless of type and regardless of whether such items are in written form, in the form of computer data, or in any other form.

(b) *Examination of costs.* If this is a cost-reimbursement, incentive, time-and-materials, labor-hour, or price redeterminable contract, or any combination of these, the Contractor shall maintain and the Contracting Officer, or an authorized representative of the Contracting Officer, shall have the right to examine and audit all records and other evidence sufficient to reflect properly all costs claimed to have been incurred or anticipated to be incurred directly or indirectly in performance of this contract. This right of examination shall include inspection at all reasonable times of the Contractor's plants, or parts of them, engaged in performing the contract.

(c) *Cost or pricing data.* If the Contractor has been required to submit cost or pricing data in connection with any pricing action relating to this contract, the Contracting Officer, or an authorized representative of the Contracting Officer, in order to evaluate the accuracy, completeness, and currency of the cost or pricing data, shall have the right to examine and audit all of the Contractor's records, including computations and projections, related to—

(1) The proposal for the contract, subcontract, or modification;

(2) The discussions conducted on the proposal(s), including those related to negotiating;

(3) Pricing of the contract, subcontract, or modification; or

(4) Performance of the contract, subcontract or modification.

(d) *Comptroller General.*

(1) The Comptroller General of the United States, or an authorized representative, shall have access to and the right to examine any of the Contractor's directly pertinent records involving transactions related to this contract or a subcontract hereunder.

(2) This paragraph may not be construed to require the Contractor or subcontractor to create or maintain any record that the Contractor or subcontractor does not maintain in the ordinary course of business or pursuant to a provision of law.

(e) *Reports.* If the Contractor is required to furnish cost, funding, or performance reports, the Contracting Officer or an authorized representative of the Contracting Officer shall have the right to examine and audit the supporting records and materials, for the purpose of evaluating—

(1) The effectiveness of the Contractor's policies and procedures to produce data compatible with the objectives of these reports; and

(2) The data reported.

(f) *Availability.* The Contractor shall make available at its office at all reasonable times the records, materials, and other evidence described in paragraphs (a), (b), (c), (d), and (e) of this clause, for examination, audit, or reproduction, until 3 years after final payment under this contract or for any shorter period specified in Subpart 4.7, Contractor Records Retention, of the Federal Acquisition Regulation (FAR), or for any longer period required by statute or by other clauses of this contract. In addition—

(1) If this contract is completely or partially terminated, the Contractor shall make available the records relating to the work terminated until 3 years after any resulting final termination settlement; and

(2) The Contractor shall make available records relating to appeals under the Disputes clause or to litigation or the settlement of claims arising under or relating to this contract until such appeals, litigation, or claims are finally resolved.

(g) The Contractor shall insert a clause containing all the terms of this clause, including this paragraph (g), in all subcontracts under this contract that exceed the simplified acquisition threshold, and—

(1) That are cost-reimbursement, incentive, time-and-materials, labor-hour, or price-redeterminable type or any combination of these;

(2) For which cost or pricing data are required; or

(3) That require the subcontractor to furnish reports as discussed in paragraph (e) of this clause.

The clause may be altered only as necessary to identify properly the contracting parties and the Contracting Officer under the Government prime contract.

37. 52.233-1 DISPUTES (JUL 2002)

(a) This contract is subject to the Contract Disputes Act of 1978, as amended (41 U.S.C. 601-613).

(b) Except as provided in the Act, all disputes arising under or relating to this contract shall be resolved under this clause.

(c) "Claim," as used in this clause, means a written demand or written assertion by one of the contracting parties seeking, as a matter of right, the payment of money in a sum certain, the adjustment or interpretation of contract terms, or other relief arising under or relating to this contract. However, a written demand or written assertion by the Contractor seeking the payment of money exceeding $100,000 is not a claim under the Act until certified. A voucher, invoice, or other routine request for payment that is not in dispute when submitted

is not a claim under the Act. The submission may be converted to a claim under the Act, by complying with the submission and certification requirements of this clause, if it is disputed either as to liability or amount or is not acted upon in a reasonable time.

(d) (1) A claim by the Contractor shall be made in writing and, unless otherwise stated in this contract, submitted within 6 years after accrual of the claim to the Contracting Officer for a written decision. A claim by the Government against the Contractor shall be subject to a written decision by the Contracting Officer.

(2) (i) The Contractor shall provide the certification specified in paragraph (d)(2)(iii) of this clause when submitting any claim exceeding $100,000.
(ii) The certification requirement does not apply to issues in controversy that have not been submitted as all or part of a claim.
(iii) The certification shall state as follows: "I certify that the claim is made in good faith; that the supporting data are accurate and complete to the best of my knowledge and belief; that the amount requested accurately reflects the contract adjustment for which the Contractor believes the Government is liable; and that I am duly authorized to certify the claim on behalf of the Contractor."

(3) The certification may be executed by any person duly authorized to bind the Contractor with respect to the claim.

(e) For Contractor claims of $100,000 or less, the Contracting Officer must, if requested in writing by the Contractor, render a decision within 60 days of the request. For Contractor-certified claims over $100,000, the Contracting Officer must, within 60 days, decide the claim or notify the Contractor of the date by which the decision will be made.

(f) The Contracting Officer's decision shall be final unless the Contractor appeals or files a suit as provided in the Act.

(g) If the claim by the Contractor is submitted to the Contracting Officer or a claim by the Government is presented to the Contractor, the parties, by mutual consent, may agree to use alternative dispute resolution (ADR). If the Contractor refuses an offer for ADR, the Contractor shall inform the Contracting Officer, in writing, of the Contractor's specific reasons for rejecting the offer.

(h) The Government shall pay interest on the amount found due and unpaid from (1) the date that the Contracting Officer receives the claim (certified, if required); or (2) the date that payment otherwise would be due, if that date is later, until the date of payment. With regard to claims having defective certifications, as defined in FAR 33.201, interest shall be paid from the date that the Contracting Officer initially receives the claim. Simple interest on claims shall be paid at the rate, fixed by the Secretary of the Treasury as provided in the Act, which is applicable to the period during which the Contracting Officer receives the claim and then at the rate applicable for each 6-month period as fixed by the Treasury Secretary during the pendency of the claim.

(i) The Contractor shall proceed diligently with performance of this contract, pending final resolution of any request for relief, claim, appeal, or action arising under the contract, and comply with any decision of the Contracting Officer.

38. 52.222-26 EQUAL OPPORTUNITY (APR 2002)

(Applicable to leases over $10,000.)

(a) *Definition*. "United States," as used in this clause, means the 50 States, the District of Columbia, Puerto Rico, the Northern Mariana Islands, American Samoa, Guam, the U.S. Virgin Islands, and Wake Island.

(b) If, during any 12-month period (including the 12 months preceding the award of this contract), the Contractor has been or is awarded nonexempt Federal contracts and/or subcontracts that have an aggregate value in excess of $10,000, the Contractor shall comply with paragraphs (b)(1) through (b)(11) of this clause, except for work performed outside the United States by employees who were not recruited within the United States. Upon request, the Contractor shall provide information necessary to determine the applicability of this clause.

(1) The Contractor shall not discriminate against any employee or applicant for employment because of race, color, religion, sex, or national origin. However, it shall

not be a violation of this clause for the Contractor to extend a publicly announced preference in employment to Indians living on or near an Indian reservation, in connection with employment opportunities on or near an Indian reservation, as permitted by 41 CFR 60-1.5.

(2) The Contractor shall take affirmative action to ensure that applicants are employed, and that employees are treated during employment, without regard to their race, color, religion, sex, or national origin. This shall include, but not be limited to—

(i) Employment;
(ii) Upgrading;
(iii) Demotion;
(iv) Transfer;
(v) Recruitment or recruitment advertising;
(vi) Layoff or termination;
(vii) Rates of pay or other forms of compensation; and
(viii) Selection for training, including apprenticeship.

(3) The Contractor shall post in conspicuous places available to employees and applicants for employment the notices to be provided by the Contracting Officer that explain this clause.

(4) The Contractor shall, in all solicitations or advertisements for employees placed by or on behalf of the Contractor, state that all qualified applicants will receive consideration for employment without regard to race, color, religion, sex, or national origin.

(5) The Contractor shall send, to each labor union or representative of workers with which it has a collective bargaining agreement or other contract or understanding, the notice to be provided by the Contracting Officer advising the labor union or workers' representative of the Contractor's commitments under this clause, and post copies of the notice in conspicuous places available to employees and applicants for employment.

(6) The Contractor shall comply with Executive Order 11246, as amended, and the rules, regulations, and orders of the Secretary of Labor.

(7) The Contractor shall furnish to the contracting agency all information required by Executive Order 11246, as amended, and by the rules, regulations, and orders of the Secretary of Labor. The Contractor shall also file Standard Form 100, (EEO-1), or any successor form, as prescribed in 41 CFR part 60-1. Unless the Contractor has filed within the 12 months preceding the date of contract award, the Contractor shall, within 30 days after contract award, apply to either the regional Office of Federal Contract Compliance Programs (OFCCP) or the local office of the Equal Employment Opportunity Commission for the necessary forms.

(8) The Contractor shall permit access to its premises, during normal business hours, by the contracting agency or the OFCCP for the purpose of conducting on-site compliance evaluations and complaint investigations. The Contractor shall permit the Government to inspect and copy any books, accounts, records (including computerized records), and other material that may be relevant to the matter under investigation and pertinent to compliance with Executive Order 11246, as amended, and rules and regulations that implement the Executive Order.

(9) If the OFCCP determines that the Contractor is not in compliance with this clause or any rule, regulation, or order of the Secretary of Labor, this contract may be canceled, terminated, or suspended in whole or in part and the Contractor may be declared ineligible for further Government contracts, under the procedures authorized in Executive Order 11246, as amended. In addition, sanctions may be imposed and remedies invoked against the Contractor as provided in Executive Order 11246, as amended; in the rules, regulations, and orders of the Secretary of Labor; or as otherwise provided by law.

(10) The Contractor shall include the terms and conditions of paragraphs (b)(1) through (11) of this clause in every subcontract or purchase order that is not exempted by the rules, regulations, or orders of the Secretary of Labor issued under Executive Order 11246, as amended, so that these terms and conditions will be binding upon each subcontractor or vendor.

(11) The Contractor shall take such action with respect to any subcontract or purchase

order as the Contracting Officer may direct as a means of enforcing these terms and conditions, including sanctions for noncompliance, provided, that if the Contractor becomes involved in, or is threatened with, litigation with a subcontractor or vendor as a result of any direction, the Contractor may request the United States to enter into the litigation to protect the interests of the United States.

(c) Notwithstanding any other clause in this contract, disputes relative to this clause will be governed by the procedures in 41 CFR 60-1.1.

39. 52.222-24 PREAWARD ON-SITE EQUAL OPPORTUNITY COMPLIANCE EVALUATION (FEB 1999)

(Applicable to leases over $10,000,000.)

If a contract in the amount of $10 million or more will result from this solicitation, the prospective Contractor and its known first-tier subcontractors with anticipated subcontracts of $10 million or more shall be subject to a preaward compliance evaluation by the Office of Federal Contract Compliance Programs (OFCCP), unless, within the preceding 24 months, OFCCP has conducted an evaluation and found the prospective Contractor and subcontractors to be in compliance with Executive Order 11246.

40. 52.222-21 PROHIBITION OF SEGREGATED FACILITIES (FEB 1999)

(Applicable to leases over $10,000.)

(a) "Segregated facilities," as used in this clause, means any waiting rooms, work areas, rest rooms and wash rooms, restaurants and other eating areas, time clocks, locker rooms and other storage or dressing areas, parking lots, drinking fountains, recreation or entertainment areas, transportation, and housing facilities provided for employees, that are segregated by explicit directive or are in fact segregated on the basis of race, color, religion, sex, or national origin because of written or oral policies or employee custom. The term does not include separate or single-user rest rooms or necessary dressing or sleeping areas provided to assure privacy between the sexes.

(b) The Contractor agrees that it does not and will not maintain or provide for its employees any segregated facilities at any of its establishments, and that it does not and will not permit its employees to perform their services at any location under its control where segregated facilities are maintained. The Contractor agrees that a breach of this clause is a violation of the Equal Opportunity clause in this contract.

(c) The Contractor shall include this clause in every subcontract and purchase order that is subject to the Equal Opportunity clause of this contract.

41. 52.222-35 EQUAL OPPORTUNITY FOR SPECIAL DISABLED VETERANS, VETERANS OF THE VIETNAM ERA, AND OTHER ELIGIBLE VETERANS (DEC 2001)

(Applicable to leases over $25,000.)

(a) *Definitions*. As used in this clause—

"All employment openings" means all positions except executive and top management, those positions that will be filled from within the Contractor's organization, and positions lasting 3 days or less. This term includes full-time employment, temporary employment of more than 3 days duration, and part-time employment.

"Executive and top management" means any employee—

(1) Whose primary duty consists of the management of the enterprise in which the individual is employed or of a customarily recognized department or subdivision thereof;

(2) Who customarily and regularly directs the work of two or more other employees;

(3) Who has the authority to hire or fire other employees or whose suggestions and recommendations as to the hiring or firing and as to the advancement and promotion or any other change of status of other employees will be given particular weight;

(4) Who customarily and regularly exercises discretionary powers; and

(5) Who does not devote more than 20 percent or, in the case of an employee of a retail or service establishment, who does not devote more than 40 percent of total hours of work in the work week to activities that are not directly and closely related to the performance of the work described in paragraphs (1) through (4) of this definition. This paragraph (5) does not apply in the case of an employee who is in sole charge of an establishment or a physically separated branch establishment, or who owns at least a 20 percent interest in the enterprise in which the individual is employed.

"Other eligible veteran" means any other veteran who served on active duty during a war or in a campaign or expedition for which a campaign badge has been authorized.

"Positions that will be filled from within the Contractor's organization" means employment openings for which the Contractor will give no consideration to persons outside the Contractor's organization (including any affiliates, subsidiaries, and parent companies) and includes any openings the Contractor proposes to fill from regularly established "recall" lists. The exception does not apply to a particular opening once an employer decides to consider applicants outside of its organization.

"Qualified special disabled veteran" means a special disabled veteran who satisfies the requisite skill, experience, education, and other job-related requirements of the employment position such veteran holds or desires, and who, with or without reasonable accommodation, can perform the essential functions of such position.

"Special disabled veteran" means—

(1) A veteran who is entitled to compensation (or who but for the receipt of military retired pay would be entitled to compensation) under laws administered by the Department of Veterans Affairs for a disability—
   (i) Rated at 30 percent or more; or
   (ii) Rated at 10 or 20 percent in the case of a veteran who has been determined under 38 U.S.C. 3106 to have a serious employment handicap (i.e., a significant impairment of the veteran's ability to prepare for, obtain, or retain employment consistent with the veteran's abilities, aptitudes, and interests); or

(2) A person who was discharged or released from active duty because of a service-connected disability.

"Veteran of the Vietnam era" means a person who—

(1) Served on active duty for a period of more than 180 days and was discharged or released from active duty with other than a dishonorable discharge, if any part of such active duty occurred—
   (i) In the Republic of Vietnam between February 28, 1961, and May 7, 1975; or
   (ii) Between August 5, 1964, and May 7, 1975, in all other cases; or

(2) Was discharged or released from active duty for a service-connected disability if any part of the active duty was performed—
   (i) In the Republic of Vietnam between February 28, 1961, and May 7, 1975; or
   (ii) Between August 5, 1964, and May 7, 1975, in all other cases.

(b) *General.*

(1) The Contractor shall not discriminate against the individual because the individual is a special disabled veteran, a veteran of the Vietnam era, or other eligible veteran, regarding any position for which the employee or applicant for employment is qualified. The Contractor shall take affirmative action to employ, advance in employment, and otherwise treat qualified special disabled veterans, veterans of the Vietnam era, and other eligible veterans without discrimination based upon their disability or veterans' status in all employment practices such as—
   (i) Recruitment, advertising, and job application procedures;
   (ii) Hiring, upgrading, promotion, award of tenure, demotion, transfer, layoff, termination, right of return from layoff and rehiring;
   (iii) Rate of pay or any other form of compensation and changes in compensation;
   (iv) Job assignments, job classifications, organizational structures, position descriptions, lines of progression, and seniority lists;
   (v) Leaves of absence, sick leave, or any other leave;
   (vi) Fringe benefits available by virtue of employment, whether or not administered by the Contractor;
   (vii) Selection and financial support for training, including apprenticeship, and on-the-job training under 38 U.S.C. 3687, professional meetings, conferences, and

other related activities, and selection for leaves of absence to pursue training;

(viii) Activities sponsored by the Contractor including social or recreational programs; and

(ix) Any other term, condition, or privilege of employment.

(2) The Contractor shall comply with the rules, regulations, and relevant orders of the Secretary of Labor issued under the Vietnam Era Veterans' Readjustment Assistance Act of 1972 (the Act), as amended (38 U.S.C. 4211 and 4212).

(c) *Listing openings.*

(1) The Contractor shall immediately list all employment openings that exist at the time of the execution of this contract and those which occur during the performance of this contract, including those not generated by this contract, and including those occurring at an establishment of the Contractor other than the one where the contract is being performed, but excluding those of independently operated corporate affiliates, at an appropriate local public employment service office of the State wherein the opening occurs. Listing employment openings with the U.S. Department of Labor's America's Job Bank shall satisfy the requirement to list jobs with the local employment service office.

(2) The Contractor shall make the listing of employment openings with the local employment service office at least concurrently with using any other recruitment source or effort and shall involve the normal obligations of placing a bona fide job order, including accepting referrals of veterans and nonveterans. This listing of employment openings does not require hiring any particular job applicant or hiring from any particular group of job applicants and is not intended to relieve the Contractor from any requirements of Executive orders or regulations concerning nondiscrimination in employment.

(3) Whenever the Contractor becomes contractually bound to the listing terms of this clause, it shall advise the State public employment agency in each State where it has establishments of the name and location of each hiring location in the State. As long as the Contractor is contractually bound to these terms and has so advised the State agency, it need not advise the State agency of subsequent contracts. The Contractor may advise the State agency when it is no longer bound by this contract clause.

(d) *Applicability.* This clause does not apply to the listing of employment openings that occur and are filled outside the 50 States, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, American Samoa, Guam, the Virgin Islands of the United States, and Wake Island.

(e) *Postings.*

(1) The Contractor shall post employment notices in conspicuous places that are available to employees and applicants for employment.

(2) The employment notices shall—

(i) State the rights of applicants and employees as well as the Contractor's obligation under the law to take affirmative action to employ and advance in employment qualified employees and applicants who are special disabled veterans, veterans of the Vietnam era, and other eligible veterans; and

(ii) Be in a form prescribed by the Deputy Assistant Secretary for Federal Contract Compliance Programs, Department of Labor (Deputy Assistant Secretary of Labor), and provided by or through the Contracting Officer.

(3) The Contractor shall ensure that applicants or employees who are special disabled veterans are informed of the contents of the notice (e.g., the Contractor may have the notice read to a visually disabled veteran, or may lower the posted notice so that it can be read by a person in a wheelchair).

(4) The Contractor shall notify each labor union or representative of workers with which it has a collective bargaining agreement, or other contract understanding, that the Contractor is bound by the terms of the Act and is committed to take affirmative action to employ, and advance in employment, qualified special disabled veterans, veterans of the Vietnam era, and other eligible veterans.

(f) *Noncompliance.* If the Contractor does not comply with the requirements of this clause, the Government may take appropriate actions under the rules, regulations, and relevant orders of the Secretary of Labor issued pursuant to the Act.

(g) *Subcontracts.* The Contractor shall insert the terms of this clause in all subcontracts or purchase orders of $25,000 or more unless exempted by rules, regulations, or orders of the Secretary of Labor. The Contractor shall act as specified by the Deputy Assistant Secretary of Labor to enforce the terms, including action for noncompliance.

42. 52.222-36 AFFIRMATIVE ACTION FOR WORKERS WITH DISABILITIES (JUN 1998)

(Applicable to leases over $10,000.)

(a) *General.*

(1) Regarding any position for which the employee or applicant for employment is qualified, the Contractor shall not discriminate against any employee or applicant because of physical or mental disability. The Contractor agrees to take affirmative action to employ, advance in employment and otherwise treat qualified individuals with disabilities without discrimination based upon their physical or mental disability in all employment practices such as—

(i) Recruitment, advertising, and job application procedures;
(ii) Hiring, upgrading, promotion, award of tenure, demotion, transfer, layoff, termination, right of return from layoff, and rehiring;
(iii) Rates of pay or any other form of compensation and changes in compensation;
(iv) Job assignments, job classifications, organizational structures, position descriptions, lines of progression, and seniority lists;
(v) Leaves of absence, sick leave, or any other leave;
(vi) Fringe benefits available by virtue of employment, whether or not administered by the Contractor;
(vii) Selection and financial support for training, including apprenticeships, professional meetings, conferences, and other related activities, and selection for leaves of absence to pursue training;
(viii) Activities sponsored by the Contractor, including social or recreational programs; and
(ix) Any other term, condition, or privilege of employment.

(2) The Contractor agrees to comply with the rules, regulations, and relevant orders of the Secretary of Labor (Secretary) issued under the Rehabilitation Act of 1973 (29 U.S.C. 793) (the Act), as amended.

(b) *Postings.*

(1) The Contractor agrees to post employment notices stating—

(i) the Contractor's obligation under the law to take affirmative action to employ and advance in employment qualified individuals with disabilities and
(ii) the rights of applicants and employees.

(2) These notices shall be posted in conspicuous places that are available to employees and applicants for employment. The Contractor shall ensure that applicants and employees with disabilities are informed of the contents of the notice (e.g., the Contractor may have the notice read to a visually disabled individual, or may lower the posted notice so that it might be read by a person in a wheelchair). The notices shall be in a form prescribed by the Deputy Assistant Secretary for Federal Contract Compliance of the U.S. Department of Labor (Deputy Assistant Secretary) and shall be provided by or through the Contracting Officer.

(3) The Contractor shall notify each labor union or representative of workers with which it has a collective bargaining agreement or other contract understanding, that the Contractor is bound by the terms of Section 503 of the Act and is committed to take affirmative action to employ, and advance in employment, qualified individuals with physical or mental disabilities.

(c) *Noncompliance.* If the Contractor does not comply with the requirements of this clause, appropriate actions may be taken under the rules, regulations, and relevant orders of the Secretary issued pursuant to the Act.

(d) *Subcontracts*. The Contractor shall include the terms of this clause in every subcontract or purchase order in excess of $10,000 unless exempted by rules, regulations, or orders of the Secretary. The Contractor shall act as specified by the Deputy Assistant Secretary to enforce the terms, including action for noncompliance.

43. 52.222-37 EMPLOYMENT REPORTS ON SPECIAL DISABLED VETERANS, VETERANS OF THE VIETNAM ERA, AND OTHER ELIGIBLE VETERANS (DEC 2001)

(Applicable to leases over $25,000.)

(a) Unless the Contractor is a State or local government agency, the Contractor shall report at least annually, as required by the Secretary of Labor, on—

  (1) The number of special disabled veterans, the number of veterans of the Vietnam era, and other eligible veterans in the workforce of the Contractor by job category and hiring location; and

  (2) The total number of new employees hired during the period covered by the report, and of the total, the number of special disabled veterans, the number of veterans of the Vietnam era, and the number of other eligible veterans; and

  (3) The maximum number and the minimum number of employees of the Contractor during the period covered by the report.

(b) The Contractor shall report the above items by completing the Form VETS-100, entitled "Federal Contractor Veterans' Employment Report (VETS-100 Report)."

(c) The Contractor shall submit VETS-100 Reports no later than September 30 of each year beginning September 30, 1988.

(d) The employment activity report required by paragraph (a)(2) of this clause shall reflect total hires during the most recent 12-month period as of the ending date selected for the employment profile report required by paragraph (a)(1) of this clause. Contractors may select an ending date—

  (1) As of the end of any pay period between July 1 and August 31 of the year the report is due; or

  (2) As of December 31, if the Contractor has prior written approval from the Equal Employment Opportunity Commission to do so for purposes of submitting the Employer Information Report EEO-1 (Standard Form 100).

(e) The Contractor shall base the count of veterans reported according to paragraph (a) of this clause on voluntary disclosure. Each Contractor subject to the reporting requirements at 38 U.S.C. 4212 shall invite all special disabled veterans, veterans of the Vietnam era, and other eligible veterans who wish to benefit under the affirmative action program at 38 U.S.C. 4212 to identify themselves to the Contractor. The invitation shall state that—

  (1) The information is voluntarily provided;

  (2) The information will be kept confidential;

  (3) Disclosure or refusal to provide the information will not subject the applicant or employee to any adverse treatment; and

  (4) The information will be used only in accordance with the regulations promulgated under 38 U.S.C. 4212.

(f) The Contractor shall insert the terms of this clause in all subcontracts or purchase orders of $25,000 or more unless exempted by rules, regulations, or orders of the Secretary of Labor.

44. 52.209-6 PROTECTING THE GOVERNMENT'S INTEREST WHEN SUBCONTRACTING WITH CONTRACTORS DEBARRED, SUSPENDED, OR PROPOSED FOR DEBARMENT (JAN 2005)

(Applicable to leases over $25,000.)

(a) The Government suspends or debars Contractors to protect the Government's interests. The Contractor shall not enter into any subcontract in excess of $25,000 with a Contractor that is debarred, suspended, or proposed for debarment unless there is a compelling reason to do so.

(b) The Contractor shall require each proposed first-tier subcontractor, whose subcontract will exceed $25,000, to disclose to the Contractor, in writing, whether as of the time of award of the subcontract, the subcontractor, or its principals, is or is not debarred, suspended, or proposed for debarment by the Federal Government

(c) A corporate officer or a designee of the Contractor shall notify the Contracting Officer, in writing, before entering into a subcontract with a party that is debarred, suspended, or proposed for debarment (see FAR 9.404 for information on the Excluded Parties List System). The notice must include the following:

(1) The name of the subcontractor.

(2) The Contractor's knowledge of the reasons for the subcontractor being in the Excluded Parties List System.

(3) The compelling reason(s) for doing business with the subcontractor notwithstanding its inclusion in the Excluded Parties List System.

(4) The systems and procedures the Contractor has established to ensure that it is fully protecting the Government's interests when dealing with such subcontractor in view of the specific basis for the party's debarment, suspension, or proposed debarment.

45. 52.215-12 SUBCONTRACTOR COST OR PRICING DATA (OCT 1997)

(Applicable when the clause at FAR 52.215-10 is applicable.)

(a) Before awarding any subcontract expected to exceed the threshold for submission of cost or pricing data at FAR 15.403-4, on the date of agreement on price or the date of award, whichever is later; or before pricing any subcontract modification involving a pricing adjustment expected to exceed the threshold for submission of cost or pricing data at FAR 15.403-4, the Contractor shall require the subcontractor to submit cost or pricing data (actually or by specific identification in writing), unless an exception under FAR 15.403-1 applies.

(b) The Contractor shall require the subcontractor to certify in substantially the form prescribed in FAR 15.406-2 that, to the best of its knowledge and belief, the data submitted under paragraph (a) of this clause were accurate, complete, and current as of the date of agreement on the negotiated price of the subcontract or subcontract modification.

(c) In each subcontract that exceeds the threshold for submission of cost or pricing data at FAR 15.403-4, when entered into, the Contractor shall insert either—

(1) The substance of this clause, including this paragraph (c), if paragraph (a) of this clause requires submission of cost or pricing data for the subcontract; or

(2) The substance of the clause at FAR 52.215-13, Subcontractor Cost or Pricing Data—Modifications.

46. 52.219-8 UTILIZATION OF SMALL BUSINESS CONCERNS (MAY 2004)

(Applicable to leases over $100,000 average net annual rental, including option periods.)

(a) It is the policy of the United States that small business concerns, veteran-owned small business concerns, service-disabled veteran-owned small business concerns, HUBZone small business concerns, small disadvantaged business concerns, and women-owned small business concerns shall have the maximum practicable opportunity to participate in performing contracts let by any Federal agency, including contracts and subcontracts for subsystems, assemblies, components, and related services for major systems. It is further

the policy of the United States that its prime contractors establish procedures to ensure the timely payment of amounts due pursuant to the terms of their subcontracts with small business concerns, veteran-owned small business concerns, service-disabled veteran-owned small business concerns, HUBZone small business concerns, small disadvantaged business concerns, and women-owned small business concerns.

(b) The Contractor hereby agrees to carry out this policy in the awarding of subcontracts to the fullest extent consistent with efficient contract performance. The Contractor further agrees to cooperate in any studies or surveys as may be conducted by the United States Small Business Administration or the awarding agency of the United States as may be necessary to determine the extent of the Contractor's compliance with this clause.

(c) *Definitions.* As used in this contract—

"HUBZone small business concern" means a small business concern that appears on the List of Qualified HUBZone Small Business Concerns maintained by the Small Business Administration.

"Service-disabled veteran-owned small business concern"—

(1) Means a small business concern—
  (i) Not less than 51 percent of which is owned by one or more service-disabled veterans or, in the case of any publicly owned business, not less than 51 percent of the stock of which is owned by one or more service-disabled veterans; and
  (ii) The management and daily business operations of which are controlled by one or more service-disabled veterans or, in the case of a service-disabled veteran with permanent and severe disability, the spouse or permanent caregiver of such veteran.

(2) Service-disabled veteran means a veteran, as defined in 38 U.S.C. 101(2), with a disability that is service-connected, as defined in 38 U.S.C. 101(16).

"Small business concern" means a small business as defined pursuant to Section 3 of the Small Business Act and relevant regulations promulgated pursuant thereto.

"Small disadvantaged business concern" means a small business concern that represents, as part of its offer that—

(1) It has received certification as a small disadvantaged business concern consistent with 13 CFR part 124, Subpart B;

(2) No material change in disadvantaged ownership and control has occurred since its certification;

(3) Where the concern is owned by one or more individuals, the net worth of each individual upon whom the certification is based does not exceed $750,000 after taking into account the applicable exclusions set forth at 13 CFR 124.104(c)(2); and

(4) It is identified, on the date of its representation, as a certified small disadvantaged business in the database maintained by the Small Business Administration (PRO-Net).

"Veteran-owned small business concern" means a small business concern—

(1) Not less than 51 percent of which is owned by one or more veterans (as defined at 38 U.S.C. 101(2)) or, in the case of any publicly owned business, not less than 51 percent of the stock of which is owned by one or more veterans; and

(2) The management and daily business operations of which are controlled by one or more veterans.

"Women-owned small business concern" means a small business concern—

(1) That is at least 51 percent owned by one or more women, or, in the case of any publicly owned business, at least 51 percent of the stock of which is owned by one or more women; and

(2) Whose management and daily business operations are controlled by one or more women.

(d) Contractors acting in good faith may rely on written representations by their subcontractors regarding their status as a small business concern, a veteran-owned small business concern, a service-disabled veteran-owned small business concern, a HUBZone small business concern, a small disadvantaged business concern, or a women-owned small business concern.

47. 52.219-9 SMALL BUSINESS SUBCONTRACTING PLAN (JUL 2005)

(Applicable to leases over $500,000.)

(a) This clause does not apply to small business concerns.

(b) *Definitions*. As used in this clause—

"Commercial item" means a product or service that satisfies the definition of commercial item in section 2.101 of the Federal Acquisition Regulation.

"Commercial plan" means a subcontracting plan (including goals) that covers the Offeror's fiscal year and that applies to the entire production of commercial items sold by either the entire company or a portion thereof (e.g., division, plant, or product line).

"Individual contract plan" means a subcontracting plan that covers the entire contract period (including option periods), applies to a specific contract, and has goals that are based on the Offeror's planned subcontracting in support of the specific contract, except that indirect costs incurred for common or joint purposes may be allocated on a prorated basis to the contract.

"Master plan" means a subcontracting plan that contains all the required elements of an individual contract plan, except goals, and may be incorporated into individual contract plans, provided the master plan has been approved.

"Subcontract" means any agreement (other than one involving an employer-employee relationship) entered into by a Federal Government prime Contractor or subcontractor calling for supplies or services required for performance of the contract or subcontract.

(c) The Offeror, upon request by the Contracting Officer, shall submit and negotiate a subcontracting plan, where applicable, that separately addresses subcontracting with small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business concerns, small disadvantaged business, and women-owned small business concerns. If the Offeror is submitting an individual contract plan, the plan must separately address subcontracting with small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, and women-owned small business concerns, with a separate part for the basic contract and separate parts for each option (if any). The plan shall be included in and made a part of the resultant contract. The subcontracting plan shall be negotiated within the time specified by the Contracting Officer. Failure to submit and negotiate the subcontracting plan shall make the Offeror ineligible for award of a contract.

(d) The Offeror's subcontracting plan shall include the following:

(1) Goals, expressed in terms of percentages of total planned subcontracting dollars, for the use of small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, and women-owned small business concerns as subcontractors. The Offeror shall include all subcontracts that contribute to contract performance, and may include a proportionate share of products and services that are normally allocated as indirect costs.

(2) A statement of—

(i) Total dollars planned to be subcontracted for an individual contract plan; or the Offeror's total projected sales, expressed in dollars, and the total value of projected subcontracts to support the sales for a commercial plan;

(ii) Total dollars planned to be subcontracted to small business concerns;

(iii) Total dollars planned to be subcontracted to veteran-owned small business concerns;

(iv) Total dollars planned to be subcontracted to service-disabled veteran-owned

small business;
(v) Total dollars planned to be subcontracted to HUBZone small business concerns;
(vi) Total dollars planned to be subcontracted to small disadvantaged business concerns; and
(vii) Total dollars planned to be subcontracted to women-owned small business concerns.

(3) A description of the principal types of supplies and services to be subcontracted, and an identification of the types planned for subcontracting to—
(i) Small business concerns;
(ii) Veteran-owned small business concerns;
(iii) Service-disabled veteran-owned small business concerns;
(iv) HUBZone small business concerns;
(v) Small disadvantaged business concerns; and
(vi) Women-owned small business concerns.

(4) A description of the method used to develop the subcontracting goals in paragraph (d)(1) of this clause.

(5) A description of the method used to identify potential sources for solicitation purposes (e.g., existing company source lists, the Procurement Marketing and Access Network (PRO-Net) of the Small Business Administration (SBA), veterans service organizations, the National Minority Purchasing Council Vendor Information Service, the Research and Information Division of the Minority Business Development Agency in the Department of Commerce, or small, HUBZone, small disadvantaged, and women-owned small business trade associations). A firm may rely on the information contained in PRO-Net as an accurate representation of a concern's size and ownership characteristics for the purposes of maintaining a small, veteran-owned small, service-disabled veteran-owned small, HUBZone small, small disadvantaged, and women-owned small business source list. Use of PRO-Net as its source list does not relieve a firm of its responsibilities (e.g., outreach, assistance, counseling, or publicizing subcontracting opportunities) in this clause.

(6) A statement as to whether or not the Offeror included indirect costs in establishing subcontracting goals, and a description of the method used to determine the proportionate share of indirect costs to be incurred with—
(i) Small business concerns;
(ii) Veteran-owned small business concerns;
(iii) Service-disabled veteran-owned small business concerns;
(iv) HUBZone small business concerns;
(v) Small disadvantaged business concerns; and
(vi) Women-owned small business concerns.

(7) The name of the individual employed by the Offeror who will administer the Offeror's subcontracting program, and a description of the duties of the individual.

(8) A description of the efforts the Offeror will make to assure that small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, and women-owned small business concerns have an equitable opportunity to compete for subcontracts.

(9) Assurances that the Offeror will include the clause of this contract entitled "Utilization of Small Business Concerns" in all subcontracts that offer further subcontracting opportunities, and that the Offeror will require all subcontractors (except small business concerns) that receive subcontracts in excess of $500,000 ($1,000,000 for construction of any public facility) to adopt a subcontracting plan that complies with the requirements of this clause.

(10) Assurances that the Offeror will—
(i) Cooperate in any studies or surveys as may be required;
(ii) Submit periodic reports so that the Government can determine the extent of compliance by the Offeror with the subcontracting plan;
(iii) Submit Standard Form (SF) 294, Subcontracting Report for Individual Contracts, and/or SF 295, Summary Subcontract Report, in accordance with paragraph (j) of this clause. The reports shall provide information on subcontract awards to small business concerns, veteran-owned small business concerns, service-disabled veteran-owned small business concerns, HUBZone

small business concerns, small disadvantaged business concerns, women-owned small business concerns, and Historically Black Colleges and Universities and Minority Institutions. Reporting shall be in accordance with the instructions on the forms or as provided in agency regulations.

(iv) Ensure that its subcontractors agree to submit SF 294 and SF 295.

(11) A description of the types of records that will be maintained concerning procedures that have been adopted to comply with the requirements and goals in the plan, including establishing source lists; and a description of the Offeror's efforts to locate small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, and women-owned small business concerns and award subcontracts to them. The records shall include at least the following (on a plant-wide or company-wide basis, unless otherwise indicated):

(i) Source lists (e.g., PRO-Net), guides, and other data that identify small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, and women-owned small business concerns.

(ii) Organizations contacted in an attempt to locate sources that are small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, or women-owned small business concerns.

(iii) Records on each subcontract solicitation resulting in an award of more than $100,000, indicating—

(A) Whether small business concerns were solicited and, if not, why not;

(B) Whether veteran-owned small business concerns were solicited and, if not, why not;

(C) Whether service-disabled veteran-owned small business concerns were solicited and, if not, why not;

(D) Whether HUBZone small business concerns were solicited and, if not, why not;

(E) Whether small disadvantaged business concerns were solicited and, if not, why not;

(F) Whether women-owned small business concerns were solicited and, if not, why not; and

(G) If applicable, the reason award was not made to a small business concern.

(iv) Records of any outreach efforts to contact—

(A) Trade associations;

(B) Business development organizations;

(C) Conferences and trade fairs to locate small, HUBZone small, small disadvantaged, and women-owned small business sources; and

(D) Veterans service organizations.

(v) Records of internal guidance and encouragement provided to buyers through—

(A) Workshops, seminars, training, etc.; and

(B) Monitoring performance to evaluate compliance with the program's requirements.

(vi) On a contract-by-contract basis, records to support award data submitted by the Offeror to the Government, including the name, address, and business size of each subcontractor. Contractors having commercial plans need not comply with this requirement.

(e) In order to effectively implement this plan to the extent consistent with efficient contract performance, the Contractor shall perform the following functions:

(1) Assist small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, and women-owned small business concerns by arranging solicitations, time for the preparation of bids, quantities, specifications, and delivery schedules so as to facilitate the participation by such concerns. Where the Contractor's lists of potential small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, and women-owned small business subcontractors are excessively long, reasonable effort shall be made to give all such small business concerns an opportunity to compete over a period of time.

(2) Provide adequate and timely consideration of the potentialities of small business, veteran-owned small business, service-disabled veteran-owned small business,

HUBZone small business, small disadvantaged business, and women-owned small business concerns in all "make-or-buy" decisions.

(3) Counsel and discuss subcontracting opportunities with representatives of small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, and women-owned small business firms.

(4) Confirm that a subcontractor representing itself as a HUBZone small business concern is identified as a certified HUBZone small business concern by accessing the Central Contractor Registration (CCR) database or by contacting SBA.

(5) Provide notice to subcontractors concerning penalties and remedies for misrepresentations of business status as small, veteran-owned small business, HUBZone small, small disadvantaged, or women-owned small business for the purpose of obtaining a subcontract that is to be included as part or all of a goal contained in the Contractor's subcontracting plan.

(f) A master plan on a plant or division-wide basis that contains all the elements required by paragraph (d) of this clause, except goals, may be incorporated by reference as a part of the subcontracting plan required of the Offeror by this clause; provided—

(1) The master plan has been approved;

(2) The Offeror ensures that the master plan is updated as necessary and provides copies of the approved master plan, including evidence of its approval, to the Contracting Officer; and

(3) Goals and any deviations from the master plan deemed necessary by the Contracting Officer to satisfy the requirements of this contract are set forth in the individual subcontracting plan.

(g) A commercial plan is the preferred type of subcontracting plan for contractors furnishing commercial items. The commercial plan shall relate to the Offeror's planned subcontracting generally, for both commercial and Government business, rather than solely to the Government contract. Commercial plans are also preferred for subcontractors that provide commercial items under a prime contract, whether or not the prime contractor is supplying a commercial item.

(h) Prior compliance of the Offeror with other such subcontracting plans under previous contracts will be considered by the Contracting Officer in determining the responsibility of the Offeror for award of the contract.

(i) The failure of the Contractor or subcontractor to comply in good faith with—

(1) The clause of this contract entitled "Utilization Of Small Business Concerns"; or

(2) An approved plan required by this clause, shall be a material breach of the contract.

(j) The Contractor shall submit the following reports:

(1) *Standard Form 294, Subcontracting Report for Individual Contracts.* This report shall be submitted to the Contracting Officer semiannually and at contract completion. The report covers subcontract award data related to this contract. This report is not required for commercial plans.

(2) *Standard Form 295, Summary Subcontract Report.* This report encompasses all of the contracts with the awarding agency. It must be submitted semi-annually for contracts with the Department of Defense and annually for contracts with civilian agencies. If the reporting activity is covered by a commercial plan, the reporting activity must report annually all subcontract awards under that plan. All reports submitted at the close of each fiscal year (both individual and commercial plans) shall include a breakout, in the Contractor's format, of subcontract awards, in whole dollars, to small disadvantaged business concerns by North American Industry Classification System (NAICS) Industry Subsector. For a commercial plan, the Contractor may obtain from each of its subcontractors a predominant NAICS Industry Subsector and report all awards to that subcontractor under its predominant NAICS Industry Subsector.

48. 52.219-16 LIQUIDATED DAMAGES—SUBCONTRACTING PLAN (JAN 1999)

(Applicable to leases over $500,000.)

(a) *Failure to make a good faith effort to comply with the subcontracting plan*, as used in this clause, means a willful or intentional failure to perform in accordance with the requirements of the subcontracting plan approved under the clause in this contract entitled "Small Business Subcontracting Plan," or willful or intentional action to frustrate the plan.

(b) Performance shall be measured by applying the percentage goals to the total actual subcontracting dollars or, if a commercial plan is involved, to the pro rata share of actual subcontracting dollars attributable to Government contracts covered by the commercial plan. If, at contract completion or, in the case of a commercial plan, at the close of the fiscal year for which the plan is applicable, the Contractor has failed to meet its subcontracting goals and the Contracting Officer decides in accordance with paragraph (c) of this clause that the Contractor failed to make a good faith effort to comply with its subcontracting plan, established in accordance with the clause in this contract entitled "Small Business Subcontracting Plan," the Contractor shall pay the Government liquidated damages in an amount stated. The amount of probable damages attributable to the Contractor's failure to comply shall be an amount equal to the actual dollar amount by which the Contractor failed to achieve each subcontract goal.

(c) Before the Contracting Officer makes a final decision that the Contractor has failed to make such good faith effort, the Contracting Officer shall give the Contractor written notice specifying the failure and permitting the Contractor to demonstrate what good faith efforts have been made and to discuss the matter. Failure to respond to the notice may be taken as an admission that no valid explanation exists. If, after consideration of all the pertinent data, the Contracting Officer finds that the Contractor failed to make a good faith effort to comply with the subcontracting plan, the Contracting Officer shall issue a final decision to that effect and require that the Contractor pay the Government liquidated damages as provided in paragraph (b) of this clause.

(d) With respect to commercial plans, the Contracting Officer who approved the plan will perform the functions of the Contracting Officer under this clause on behalf of all agencies with contracts covered by the commercial plan.

(e) The Contractor shall have the right of appeal, under the clause in this contract entitled, Disputes, from any final decision of the Contracting Officer.

(f) Liquidated damages shall be in addition to any other remedies that the Government may have.



GSA Public Buildings Service

REPRESENTATIONS AND CERTIFICATIONS (Acquisition of Leasehold Interests in Real Property)	Solicitation Number 4TX0135	Dated 2-2-07

Complete appropriate boxes, sign the form, and attach to offer.

The Offeror makes the following Representations and Certifications. NOTE: The "Offeror," as used on this form, is the owner of the property offered, not an individual or agent representing the owner.

1. 52.219-1 - SMALL BUSINESS PROGRAM REPRESENTATIONS (APR 2002)

(a) (1) The North American Industry Classification System (NAICS) code for this acquisition is 531190.

(2) The small business size standard is $17.5 Million.

(3) The small business size standard for a concern which submits an offer in its own name, other than on a construction or service contract, but which proposes to furnish a product which it did not itself manufacture, is 500 employees.

(b) *Representations.*

(1) The Offeror represents as part of its offer that it [X] is, [ ] is not a small business concern.

(2) [*Complete only if the Offeror represented itself as a small business concern in paragraph (b)(1) of this provision.*] The Offeror represents, for general statistical purposes, that it [ ] is, [X] is not, a small disadvantaged business concern as defined in 13 CFR 124.1002.

(3) [*Complete only if the Offeror represented itself as a small business concern in paragraph (b)(1) of this provision.*] The Offeror represents as part of its offer that it [ ] is, [X] is not a women-owned small business concern.

(4) [*Complete only if the Offeror represented itself as a small business concern in paragraph (b)(1) of this provision.*] The Offeror represents as part of its offer that it [ ] is, [X] is not a veteran-owned small business concern.

(5) [*Complete only if the Offeror represented itself as a veteran-owned small business concern in paragraph (b)(4) of this provision.*] The Offeror represents as part of its offer that it [ ] is, [X] is not a service-disabled veteran-owned small business concern.

(6) [*Complete only if the Offeror represented itself as a small business concern in paragraph (b)(1) of this provision.*] The Offeror represents, as part of its offer, that—

(i) It [ ] is, [X] is not a HUBZone small business concern listed, on the date of this representation, on the List of Qualified HUBZone Small Business Concerns maintained by the Small Business Administration, and no material change in ownership and control, principal office, or HUBZone employee percentage has occurred since it was certified by the Small Business Administration in accordance with 13 CFR part 126; and

(ii) It [ ] is, [X] is not a joint venture that complies with the requirements of 13 CFR part 126, and the representation in paragraph (b)(6)(i) of this provision is accurate for the HUBZone small business concern or concerns that are participating in the joint venture. [*The Offeror shall enter the name or names of the HUBZone small business concern or concerns that are participating in the joint venture:* ____________.] Each HUBZone small business concern participating in the joint venture shall submit a separate signed copy of the HUBZone representation.

(c) *Definitions.* As used in this provision—

"Service-disabled veteran-owned small business concern"—

(1) Means a small business concern—

(i) Not less than 51 percent of which is owned by one or more service-disabled veterans or, in the case of any publicly owned business, not less than 51 percent of the stock of which is owned by one or more service-disabled veterans; and

(ii) The management and daily business operations of which are controlled by one or more service-disabled veterans or, in the case of a veteran with permanent and severe disability, the spouse or permanent caregiver of such veteran.

(2) Service-disabled veteran means a veteran, as defined in 38 U.S.C. 101(2), with a disability that is service-connected, as defined in 38 U.S.C. 101(16).

"Small business concern" means a concern, including its affiliates, that is independently owned and operated, not dominant in the field of operation in which it is bidding on Government contracts, and qualified as a small business under the criteria in 13 CFR part 121 and the size standard in paragraph (a) of this provision.

"Veteran-owned small business concern" means a small business concern—

(1) Not less than 51 percent of which is owned by one or more veterans (as defined at 38 U.S.C. 101(2)) or, in the case of any publicly owned business, not less than 51 percent of the stock of which is owned by one or more veterans; and

(2) The management and daily business operations of which are controlled by one or more veterans.

"Women-owned small business concern" means a small business concern—

(1) That is at least 51 percent owned by one or more women; or, in the case of any publicly owned business, at least 51 percent of the stock of which is owned by one or more women; and

(2) Whose management and daily business operations are controlled by one or more women.

(d) *Notice.*

(1) If this solicitation is for supplies and has been set aside, in whole or in part, for small business concerns, then the clause in this solicitation providing notice of the set-aside contains restrictions on the source of the end items to be furnished.

(2) Under 15 U.S.C. 645(d), any person who misrepresents a firm's status as a small, HUBZone small, small disadvantaged, or women-owned small business concern in order to obtain a contract to be awarded under the preference programs established pursuant to section 8(a), 8(d), 9, or 15 of the Small Business Act or any other provision of Federal law that specifically references section 8(d) for a definition of program eligibility, shall-

(i) Be punished by imposition of fine, imprisonment, or both;

(ii) Be subject to administrative remedies, including suspension and debarment; and

(iii) Be ineligible for participation in programs conducted under the authority of the Act.

2. 52.204-5 - WOMEN-OWNED BUSINESS (OTHER THAN SMALL BUSINESS) (MAY 1999)

(a) *Definition.* "Women-owned business concern," as used in this provision, means a concern which is at least 51 percent owned by one or more women; or in the case of any publicly owned business, at least 51 percent of its stock is owned by one or more women; and whose management and daily business operations are controlled by one or more women.

(b) *Representation.* [Complete only if the Offeror is a women-owned business concern and has not represented itself as a small business concern in paragraph (b)(1) of FAR 52.219-1, Small Business Program Representations, of this solicitation.] The Offeror represents that it [ ] is a women-owned business concern.

3. 52.222-22 - PREVIOUS CONTRACTS AND COMPLIANCE REPORTS (FEB 1999)

(Applicable to leases over $10,000.)

The Offeror represents that—

INITIALS: SS & [signature]
LESSOR GOVERNMENT

(a) It [ ] has, [X] has not participated in a previous contract or subcontract subject to the Equal Opportunity clause of this solicitation;

(b) It [ ] has, [X] has not filed all required compliance reports; and

(c) Representations indicating submission of required compliance reports, signed by proposed subcontractors, will be obtained before subcontract awards. (Approved by OMB under Control Number 1215-0072.)

4. 52.222-25 - AFFIRMATIVE ACTION COMPLIANCE (APR 1984)

(Applicable to leases over $10,000 and which include the clause at FAR 52.222-26, Equal Opportunity.)

The Offeror represents that—

(a) It [ ] has developed and has on file, [X] has not developed and does not have on file, at each establishment affirmative action programs required by the rules and regulations of the Secretary of Labor (41 CFR 60-1 and 60-2), or

(b) It [X] has not previously had contracts subject to the written affirmative action programs requirement of the rules and regulations of the Secretary of Labor. (Approved by OMB under Control Number 1215-0072.)

5. 52.203-02 - CERTIFICATE OF INDEPENDENT PRICE DETERMINATION (APR 1985)

(Applicable to leases over $100,000 average net annual rental, including option periods.)

(a) The Offeror certifies that—

(1) The prices in this offer have been arrived at independently, without, for the purpose of restricting competition, any consultation, communication, or agreement with any other Offeror or competitor relating to (i) those prices, (ii) the intention to submit an offer, or (iii) the methods or factors used to calculate the prices offered;

(2) The prices in this offer have not been and will not be knowingly disclosed by the Offeror, directly or indirectly, to any other Offeror or competitor before bid opening (in the case of a sealed bid solicitation) or contract award (in the case of a negotiated solicitation) unless otherwise required by law; and

(3) No attempt has been made or will be made by the Offeror to induce any other concern to submit or not to submit an offer for the purpose of restricting competition.

(b) Each signature on the offer is considered to be a certification by the signatory that the signatory—

(1) Is the person in the Offeror's organization responsible for determining the prices being offered in this bid or proposal, and that the signatory has not participated and will not participate in any action contrary to subparagraphs (a)(1) through (a)(3) above; or

(2) (i) Has been authorized, in writing, to act as agent for the following principals in certifying that those principals have not participated, and will not participate in any action contrary to subparagraphs (a)(1) through (a)(3) above Scott Standridge & Bill Cowan [Insert full name of person(s) in the Offeror's organization responsible for determining the prices offered in this bid or proposal, and the title of his or her position in the Offeror's organization];

(ii) As an authorized agent, does certify that the principals named in subdivision (b)(2)(i) above have not participated, and will not participate, in any action contrary to subparagraphs (a)(1) through (a)(3) above; and

(iii) As an agent, has not personally participated, and will not participate, in action contrary to subparagraphs (a)(1) through (a)(3) above.

(c) If the Offeror deletes or modifies subparagraph (a)(2) above, the Offeror must furnish with its offer a signed statement setting forth in detail the circumstances of the disclosure.

6. 52.203-11 - CERTIFICATION AND DISCLOSURE REGARDING PAYMENTS TO INFLUENCE

CERTAIN FEDERAL TRANSACTIONS (APR 1991)

(Applicable to leases over $100,000.)

(a) The definitions and prohibitions contained in the clause, at FAR 52.203-12, Limitation on Payments to Influence Certain Federal Transactions, are hereby incorporated by reference in paragraph (b) of this certification.

(b) The Offeror, by signing its offer, hereby certifies to the best of his or her knowledge and belief that on or after December 23, 1989, —

(1) No Federal appropriated funds have been paid or will be paid to any person for influencing or attempting to influence an officer or employee of any agency, a Member of Congress, an officer or employee of Congress, or an employee of a Member of Congress on his or her behalf in connection with the awarding of a contract, the making of any Federal grant, the making of any Federal loan, the entering into of any cooperative agreement, and the extension, continuation, renewal, amendment, or modification of any Federal contract, grant, loan, or cooperative agreement;

(2) If any funds other than Federal appropriated funds (including profit or fee received under a covered Federal transaction) have been paid, or will be paid, to any person for influencing or attempting to influence an officer or employee of any agency, a Member of Congress, an officer or employee of Congress, or an employee of a Member of Congress on his or her behalf in connection with this solicitation, the Offeror shall complete and submit, with its offer, OMB standard form LLL, Disclosure of Lobbying Activities, to the Contracting Officer; and

(3) He or she will include the language of this certification in all subcontract awards at any tier and require that all recipients of subcontract awards in excess of $100,000 shall certify and disclose accordingly.

(c) Submission of this certification and disclosure is a prerequisite for making or entering into this contract imposed by section 1352, title 31, United States Code. Any person who makes an expenditure prohibited under this provision or who fails to file or amend the disclosure form to be filed or amended by this provision, shall be subject to a civil penalty of not less than $10,000, and not more than $100,000, for each such failure.

7. 52.209-5 - CERTIFICATION REGARDING DEBARMENT, SUSPENSION, PROPOSED DEBARMENT, AND OTHER RESPONSIBILITY MATTERS (DEC 2001)

(Applicable to leases over $100,000 average net annual rental, including option periods.)

(a) (1) The Offeror certifies, to the best of its knowledge and belief, that—

(i) The Offeror and/or any of its Principals—

(A) Are [ ] are not [X] presently debarred, suspended, proposed for debarment, or declared ineligible for the award of contracts by any Federal agency;

(B) Have [ ] have not [X], within a three-year period preceding this offer, been convicted of or had a civil judgment rendered against them for: commission of fraud or a criminal offense in connection with obtaining, attempting to obtain, or performing a public (Federal, state, or local) contract or subcontract; violation of Federal or state antitrust statutes relating to the submission of offers; or commission of embezzlement, theft, forgery, bribery, falsification or destruction of records, making false statements, tax evasion, or receiving stolen property; and

(C) Are [ ] are not [X] presently indicted for, or otherwise criminally or civilly charged by a governmental entity with, commission of any of the offenses enumerated in paragraph (a)(1)(i)(B) of this provision.

(ii) The Offeror has [ ] has not [X], within a three-year period preceding this offer, had one or more contracts terminated for default by any Federal agency.

(2) "Principals," for the purposes of this certification, means officers; directors; owners; partners; and, persons having primary management or supervisory responsibilities within a business entity (e.g., general manager; plant manager; head of a subsidiary, division, or business segment, and similar positions).

INITIALS: SS (LESSOR) & [signature] (GOVERNMENT)

This Certification Concerns a Matter Within the Jurisdiction of an Agency of the United States and the Making of a False, Fictitious, or Fraudulent Certification May Render the Maker Subject to Prosecution Under Section 1001, Title 18, United States Code.

(b) The Offeror shall provide immediate written notice to the Contracting Officer if, at any time prior to contract award, the Offeror learns that its certification was erroneous when submitted or has become erroneous by reason of changed circumstances.

(c) A certification that any of the items in paragraph (a) of this provision exists will not necessarily result in withholding of an award under this solicitation. However, the certification will be considered in connection with a determination of the Offeror's responsibility. Failure of the Offeror to furnish a certification or provide such additional information as requested by the Contracting Officer may render the Offeror nonresponsible.

(d) Nothing contained in the foregoing shall be construed to require establishment of a system of records in order to render, in good faith, the certification required by paragraph (a) of this provision. The knowledge and information of an Offeror is not required to exceed that which is normally possessed by a prudent person in the ordinary course of business dealings.

(e) The certification in paragraph (a) of this provision is a material representation of fact upon which reliance was placed when making award. If it is later determined that the Offeror knowingly rendered an erroneous certification, in addition to other remedies available to the Government, the Contracting Officer may terminate the contract resulting from this solicitation for default.

8. 52.204-3 - TAXPAYER IDENTIFICATION (OCT 1998)

(a) *Definitions.*

"Common parent," as used in this provision, means that corporate entity that owns or controls an affiliated group of corporations that files its Federal income tax returns on a consolidated basis, and of which the Offeror is a member.

"Taxpayer Identification Number (TIN)," as used in this provision, means the number required by the Internal Revenue Service (IRS) to be used by the Offeror in reporting income tax and other returns. The TIN may be either a Social Security Number or an Employer Identification Number.

(b) All Offerors must submit the information required in paragraphs (d) through (f) of this provision to comply with debt collection requirements of 31 U.S.C. 7701(c) and 3325(d), reporting requirements of 26 U.S.C. 6041, 6041A, and 6050M, and implementing regulations issued by the IRS. If the resulting contract is subject to the payment reporting requirements described in Federal Acquisition Regulation (FAR) 4.904, the failure or refusal by the Offeror to furnish the information may result in a 31 percent reduction of payments otherwise due under the contract.

(c) The TIN may be used by the Government to collect and report on any delinquent amounts arising out of the Offeror's relationship with the Government (31 U.S.C. 7701(c)(3)). If the resulting contract is subject to the payment reporting requirements described in FAR 4.904, the TIN provided hereunder may be matched with IRS records to verify the accuracy of the Offeror's TIN.

(d) *Taxpayer Identification Number (TIN).*

[X] TIN: 02-0770602
[ ] TIN has been applied for.
[ ] TIN is not required because:
[ ] Offeror is a nonresident alien, foreign corporation, or foreign partnership that does not have income effectively connected with the conduct of a trade or business in the United States and does not have an office or place of business or a fiscal paying agent in the United States;
[ ] Offeror is an agency or instrumentality of a foreign government;
[ ] Offeror is an agency or instrumentality of the Federal government;

(e) *Type of organization.*

[ ] Sole proprietorship;
[ ] Partnership;
[ ] Government entity (Federal, State, or local);
[ ] Foreign government;

[ ] Corporate entity (not tax-exempt); [ ] International organization per 26 CFR 1.6049-4;

[ ] Corporate entity (tax-exempt); [X] Other LLC

(f) *Common Parent.*

[ ] Offeror is not owned or controlled by a common parent as defined in paragraph (a) of this provision.

[ ] Name and TIN of common parent:

Name ______________________

TIN ______________________

9. 52.204-6 – Data Universal Numbering System (DUNS) Number (OCT 2003)

(a) The Offeror shall enter, in the block with its name and address on the cover page of its offer, the annotation "DUNS" or "DUNS+4" followed by the DUNS number or "DUNS+4" that identifies the Offeror's name and address exactly as stated in the offer. The DUNS number is a nine-digit number assigned by Dun and Bradstreet, Inc. The DUNS+4 is the DUNS number plus a 4-character suffix that may be assigned at the discretion of the Offeror to establish additional CCR records for identifying alternative Electronic Funds Transfer (EFT) accounts (see Subpart 32.11) for the same parent concern.

(b) If the Offeror does not have a DUNS number, it should contact Dun and Bradstreet directly to obtain one.

(1) An Offeror may obtain a DUNS number—
   (i) If located within the United States, by calling Dun and Bradstreet at 1-866-705-5711 or via the Internet at http://www.dnb.com; or
   (ii) If located outside the United States, by contacting the local Dun and Bradstreet office.

(2) The Offeror should be prepared to provide the following information:
   (i) Company legal business name.
   (ii) Tradestyle, doing business, or other name by which your entity is commonly recognized.
   (iii) Company physical street address, city, state and zip code.
   (iv) Company mailing address, city, state and zip code (if separate from physical).
   (v) Company telephone number.
   (vi) Date the company was started.
   (vii) Number of employees at your location.
   (viii) Chief executive officer/key manager.
   (ix) Line of business (industry).
   (x) Company Headquarters name and address (reporting relationship within your entity).

10. DUNS NUMBER (JUN 2004)

Notwithstanding the above instructions, in addition to inserting the DUNS Number on the offer cover page, the Offeror shall also provide its DUNS Number as part of this submission:

DUNS # 784974193

11. CENTRAL CONTRACTOR REGISTRATION (JUN 2004)

The Central Contractor Registration (CCR) System is a centrally located, searchable database which assists in the development, maintenance, and provision of sources for future procurements. The Offeror must be registered in the CCR prior to lease award. The Offeror shall register via the Internet at http://www.ccr.gov. To remain active, the Offeror/Lessor is required to update or renew its registration annually.

Registration is active. Yes [X] No [ ] Will register [ ]

OFFEROR OR AUTHORIZED REPRESENTATIVE	NAME, ADDRESS (INCLUDING ZIP CODE) Rocky Bluff, L.L.C. dba Standridge Development Scott Standridge 103 SE 2nd Lindsay, OK 73052 Signature	TELEPHONE NUMBER (405)756-4394 2-2-07 Date

INITIALS: SS & ull
LESSOR GOVERNMENT

PRE-DESIGN MEETING
SSA Beaumont, TX
November 29, 2007

IN ACCORDANCE WITH RULE 201 OF REGULATION S-T, THIS LEASE FOR **BEAUMONT, TEXAS PROPERTY DATED NOVEMBER 13, 2007, AS AMENDED**, IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

LIST OF ATTENDEES

NAME	CO/AGENCY	PHONE	FAX	E-MAIL ADDRESS
Kelly Winn	Studley	972-739-2206	972-739-2216	kwinn@studley.com
Monica Martinez	SSA	214-767-0204		MONICA MARTINEZ@SSA.G
Judith Hamilton	SSA	(409) 924-6400		Judith.Hamilton@SSA.gov
Kyle Hartz	GSA	817/978-7023	—	Kyle.hartz@gsa.gov
Jimmy Ferguson	GSA	817-978-7451 817-917-3341		jimmy.ferguson@gsa.gov
Wanda Bush	SSA/ODAR	214-767-9421		wanda.bush@ssa.gov
Yolanda Barron	SSA/ODAR	214-767-8547		yolanda.barron@ssa.gov
Rick Prieto	SSA Facilities	214-767-3104		ricardo.prieto@ssa.gov
David Bowman	SSA-FO 818	409 924-6400		David.Bowman@ssa.gov
Stefanie Bailin	SSA/ODAR	713 654 [illegible]		stefanie.bailin@ssa.gov
Harry William	SSA/OHA	713 654-10[illegible]		Harry L William@ssa.gov
John Pinion	Pinion Design Contracting Inc	405-789-6969	789-6981	pinionconst@AOL.com
Tom Pinion	S&J	405-756-0356		TomPinion@S&JGlobal.net
Mike Chase	CFH-ARCHITECTS	918.747.8225	918.747.8004	cfh@cfharchitects.com
Scott Standridge		405/756-6077		Stanjack@earthlink.net
[illegible]	GSA	ext [illegible] 504 589 6674		[illegible]

EXHIBIT A BASE PLANS



EMPLOYEE COVERED ENTRY
SUPPLY 445 S.F. 19'-4"x24'-10"
DATA ROOM 251 S.F. 11'-4"x22'-2"
VIDEO-CONF 502 S.F. 24'-0"x20'-0"
MULTIPURPOSE 646 S.F. 24'-0"x26'-0"
ELEC 120 S.F. 11'-0"x11'-0"
MEN'S RR 157 S.F.
WOMEN'S RR 159 S.F.
FILES 484 S.F.
JAN 128 S.F. 18'-4"x7'-0"
CLOS. 84 S.F. 14'-4"x5'-6"
KITCHEN 124 S.F. 8'-0"x 15'-0"
MANAGER 194 S.F. 13'-4"x15'-0"
ASS'T MANAGER 179 S.F. 16'-4"x11'-0"
COAT CLOSET 22 S.F.
OPEN AREA 9028 S.F. 54'-4"x116'-0"
MAIL 127 S.F. 12'-0"x10'-7"
P.I. 100 S.F. 10'-11" x9'-1"
FEI #1 716 S.F.
RECEPTION 2660 S.F. 40'-6"x57'-0"
FEI #2 513 S.F.
WOMEN'S RR 178 S.F.
MEN'S RR 177 S.F.
VESTIBULE 218 S.F. 18'-0"x16'-2"
INITIALS
GOV'T
LESSOR

Winn, Kelly

From: george.saunders@gsa.gov
Sent: Wednesday, November 28, 2007 4:01 PM
To: Winn, Kelly
Subject: Fw: SSA Design Meeting in Beaumont Thursday

Another heads up.

George R. Saunders
Realty Specialist
General Service Administration
Office 504 589 6094 - Extension 130
Fax: 504 589 6698
Cell: 504 416 5080
george.saunders@gsa.gov

-----Forwarded by George R. Saunders/7P/R07/GSA/GOV on 11/28/2007 04:00PM -----

To: George R. Saunders/7P/R07/GSA/GOV@GSA, Vicki L. Gilbert/7P/R07/GSA/GOV@GSA
From: Leenette Wilke/7P/R07/GSA/GOV
Date: 11/27/2007 04:39PM
cc: daivd.bowman@ssa.gov, judith.hamilton@sas.gov, tim_oquinn@ssa.gov, monica_martinez@ssa.gov
Subject: SSA Design Meeting in Beaumont Thursday

Hey George,

I'm the local GSA Rep for Beaumont, I just had two things to add to discussion for Thursday if not already on the plans:

1. Automatic Door Openers for the employee entrance door - both sides

2. Automatic Door Opening for the entrance (from the employee work area) into the customer lobby to be used to employees calling customers back for consultations

3. Overtime Air Conditioning - should be planned in the lease if needed to cool areas after-hours and weekends for the LAN Room

4. Custodial Closet - There was not one built in Port Arthur - The custodial supplies/compounds and the building materials cannot be located in an electrical or mechanical closet as you know - There is no place in the Port Arthur building for this.

I believe it a very good thing to have a custodial closet where cleaning supplies, MSDS Sheet and A CUSTODIAL SINK are located to keep things in order, safe, and an area where the custodial contractor is responsible for maintaining.

Thanks so much for consideration, Leenette

Winn, Kelly

From: george.saunders@gsa.gov
Sent: Wednesday, November 28, 2007 4:00 PM
To: Winn, Kelly
Subject: Fw: SSA In Beaumont - Notice of Building

Kelly:

Just a heads up.

A concern that will come up tomorrow,

George
George R. Saunders
Realty Specialist
General Service Administration
Office 504 589 6094 - Extension 130
Fax: 504 589 6698
Cell: 504 416 5080
george.saunders@gsa.gov

-----Forwarded by George R. Saunders/7P/R07/GSA/GOV on 11/28/2007 03:56PM -----

> To: George R. Saunders/7P/R07/GSA/GOV@GSA, Vicki L. Gilbert/7P/R07/GSA/GOV@GSA
> From: Leenette Wilke/7P/R07/GSA/GOV
> Date: 11/28/2007 11:20AM
> cc: Norman D. Pannell/7P/R07/GSA/GOV@GSA, Raymond D. Wilson/7P/R07/GSA/GOV@GSA
> Subject: SSA In Beaumont - Notice of Building
>
> George/Vicki
>
> One thing I wanted to let you know:
>
> They are building a new bank on the corner of Major and Dishman then I understand the SSA Building is going behind that and my friend whose President of YMCA told me his new building is going right down the road to (Closer to Keith Road) - I saw the drawings last week, work starts in early 2008 and its a large facility...
>
> This area doesn't have very much runoff capability except the drainage ditches next to the road; isn't it true that part of hte lease requires the builder to work through city and get the roads widened to allow a turn lane
>
> In designing SSA with the problems we have related to the grades and water infiltration, I wanted you to know about this for consideration in design - I know George that you, Rahe and everyone are working on these issues and thought it important to let you know about future building
>
> trying to keep our building dry as new construction takes away the "green land" - I worry about ditches overflowing and water pooling in the parking areas.....
>
> Have a good day,
>
> Leenette Wilke
> Customer Service Specialist

STANDARD FORM 2
FEBRUARY 1965 EDITION
GENERAL SERVICES
ADMINISTRATION
FPR (41 CFR) 1-16.601

U.S. GOVERNMENT
LEASE FOR REAL PROPERTY

DATE OF LEASE November 13, 2007

LEASE NO. GS-07B-16402

THIS LEASE, made and entered into this date by and between Rocky Bluff, LLC

whose address is 103 S E 2nd
Lindsay, OK 73052

and whose interest in the property hereinafter described is that of Owner

hereinafter called the Lessor, and the UNITED STATES OF AMERICA, hereinafter called the Government:

WITNESSETH: The parties hereto for the consideration hereinafter mentioned, covenant and agree as follows:

1. The Lessor hereby leases to the Government the following described premises:

18,609 rentable (16,181 ANSI/BOMA Office Area) square feet to be constructed on Dishman Road and North Major Drive in the City of Beaumont, Jefferson County, Texas containing approximately 3.34 acres (as described in Exhibit B attached hereto), and ninety-eight (98) on site parking spaces to be used for such general office purposes as determined by the General Services Administration. The common area factor is agreed to as 15.00%. Actual amount of space may exceed 16,181 ANSI/BOMA Office Area square feet at no additional cost to the Government.

~~2. TO HAVE AND TO HOLD the said premises with their appurtenances for the term beginning on ________ through ________, subject to termination and renewal rights as may be hereinafter set forth.~~

PARAGRAPH 2 IS DELETED AND REPLACED BY PARAGRAPH 24.

~~3. The Government shall pay the Lessor annual rent of $________ at the rate of $________ per ________ in arrears. Rent for a lesser period shall be prorated. Rent checks shall be made payable to:~~

PARAGRAPH 3 IS DELETED AND REPLACED BY PARAGRAPH 25.

4. The Government may terminate this lease at any time after the 10th year by giving at least sixty (60) days notice in writing to the Lessor and no rental shall accrue after the effective date of termination. Said notice shall be computed commencing with the day after the date of mailing.

~~5. This lease may be renewed at the option of the Government, for the following terms and at the following rentals:~~

DELETED WITHOUT SUBSTITUTION

~~provided notice be given in writing to the Lessor at least ________ days before the end of the original lease term or any renewal term; all other terms and conditions of this lease shall remain the same during any renewal term. Said notice shall be computed commencing with the day after the date of mailing.~~

6. The Lessor shall furnish to the Government, as part of the rental consideration, the following:

a. Facilities, services, utilities, maintenance and tenant improvements shall be provided within 180 working days of the issuance of the Notice to Proceed by the Government, and in accordance with the terms of the attached Solicitation for Offers 4TX0135.

b. Ninety-eight (98) parking spaces, not including handicap spaces, shall be provided on site in paved and lighted parking lot as part of the rental consideration. Employee and visitor parking shall be separate and each shall include 49 spaces, not including handicap spaces.

7. The following are attached and made a part hereof:
   Sheets 3 – 5 containing paragraphs 9 – 28 to Lease GS-07B- (3 pages)
   Solicitation For Offers 4TX0135 (44 pages)
   Exhibit A, Base Plans (2 pages)
   Exhibit B, Legal Description (1 page)
   Supporting SFO Information (2 pages)
   Special Requirements Social Security Administration (67 pages)
   SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for site preparation, dated May 1, 2006 (24 pages)
   Smith Group Panelboards Section Index, Section 16470 (7 pages)
   Smith Group Telecommunications Cabling Index, Section 16710 (13 pages)
   Price Component Schedule (6 pages)
   General Clauses GSA Form 3517B (Rev. 11/05) (33 pages)
   Representations and Certifications, GSA Form 3518 (Rev. 7/04) (7 pages)

8. The following changes were made in this lease prior to its execution:
   Paragraph 2 of SF-2 was deleted and replaced in its entirety by Paragraph 24 of Sheet 5
   Paragraph 3 of SF-2 was deleted and replaced in its entirety by Paragraph 25 of Sheet 5
   Paragraph 5 was deleted in its entirety without substitution.

IN WITNESS WHEREOF, the parties hereto have hereunto subscribed their names as of the date first above written.

LESSOR Rocky Bluff, LLC

BY [signature] Manager (Signature) ____________ (Signature)

IN PRESENCE OF:

[signature] (Signature) 103 SE 2nd Lindsay, OK 73052 (Address)

UNITED STATES OF AMERICA

BY [signature] (Signature)

GENERAL SERVICES ADMINISTRATION
Contracting Officer
General Services Administration
819 Taylor Street, Room 12A4, 7PE
Fort Worth, TX 76102
(Official title)

STANDARD FORM 2
FEBRUARY 1965 EDITION

Sheet 3, Attached to and made part of Lease GS-07B-16402
Dishman Road and North Major Drive in the City of Beauont, Jefferson County, Texas

9. This lease will be supplemented to show the actual effective date and the exact amount of square footage after the space has been prepared, mutually measured and accepted by the Contracting Officer.

10. All questions pertaining to this Lease shall be referred to the Contracting Officer of General Services Administration (GSA) or their designee. The Government occupant **is not** authorized to administer this lease, and GSA assumes no responsibility for any cost incurred by the Lessor except as provided by the terms of this Lease or authorized **in writing** by Contracting Officer or their designee.

11. The Lessor will not be reimbursed for any services not provided for in this lease, including but not limited to repairs, alterations, or overtime services, nor will any rental be paid for occupancy in whole or in part, except for the lease term specified herein.

12. Per the Debt Collection Improvement Act, effective July 27, 1996, Electronic Funds Transfer (EFT) shall be required on all existing and new leases/contracts not later than January 1, 1998. An enrollment form is attached to be completed and returned with this contract.

13. (a) Within 180 working days after the issuance of the Notice to Proceed by the Government, the space shall be constructed in accordance with Solicitation for Offers 4TX0135 and floor plans, and be ready for occupancy. The space shall comply with the handicap accessibility requirements of the solicitation.

(b) An engineered plan will be provided by the Government and will be incorporated by Supplemental Lease Agreement to establish the final location for junction boxes and connections to the systems furniture power poles. The Lessor's electrical contractor will connect systems furniture to the junction boxes after the systems furniture has been installed by the furniture vendor. The electrical contractor will be available for the pre-installation meeting approximately 30 days prior to acceptance of space to meet with the furniture vendor and determine phasing requirements.

(c) The Lessor's cable vendor shall install cable and connectors in accordance with the specifications that will be incorporated with the floor plan. The cable vendor will be available for the pre-installation meeting approximately 30 days prior to acceptance of space to determine phasing requirements.

(d) The Lessor shall provide a drawing of the electrical riser diagram within 30 days of receipt of the design intent drawings so that the government's engineering firm can produce the electrical drawing for the systems furniture and local area network.

14. In addition, within 180 working days after issuance of the Notice to Proceed by the Government, the space shall be constructed and ready for occupancy and shall comply with fire safety and architectural specifications required in the solicitation and also:

(a) Properly seal all floor penetrations in telephone rooms and utility passages with noncombustible materials to provide a fire resistance rating equal to that of the floor.

(b) Install exit lights within the space.

(c) Install battery operated emergency lighting within the space.

(d) The rental rate includes the cost of installing and maintaining a fire alarm system/and or building sprinkler system, as applicable, within the Government leased space.

15. In accordance with provisions of Paragraphs 3.4 Tax Adjustments, 3.6 Operating Costs, and 3.7 Operating Costs Base, of the Solicitation for Offers 4TX0135, the following parameters are established:

INITIALS

GOV'T	LESSOR
[signature]	[signature]

(a) The lease is subject to operating cost escalation. For operating cost adjustment, the operating costs are established at $4.976 per rentable square foot. The base cost of services is established at $92,600.00 based on $4.976 for 18,609 rentable square feet.

(b) The lease is subject to real estate tax escalation. The base year is the first year of full assessment after construction of the building. For tax escalation in accordance with terms of Paragraph 3.4, the percentage of occupancy is 100 percent. The base year tax statement will be submitted within 60 days after payment to establish the base year taxes. If the tax statement is for multiple parcels or buildings, the value of each property shall be defined.

(c) The Adjustment for Vacant space is $2.00 per rentable square foot to be applied if the space is vacated in whole or part.

16. In accordance with Paragraph 7.3, Overtime Usage, the overtime HVAC services will be provided at the rate of $7.50 per hour. Overtime rates shall not be paid during normal building operation hours of 6:30 am to 5:30 pm Monday through Friday.

17. The annual rental rate is firm and will not be adjusted based on the mutual measurement, except as provided in clause 552.270-20, page 10, paragraph 26 of the GSA Form 3517B. The rate per square foot for annual rent and for the base year service cost will be modified to reflect the final measurement.

18. Construction drawings should be prepared and a pre-construction meeting scheduled with the contracting officer and agency personnel within 90 days of the execution of this lease by the Government. Three copies of construction drawings should be sent to the contracting officer for review prior to the meeting.

19. The Lessor will provide 2 CAD disks of "as built" drawings to the contracting officer within thirty (30) days of completion of construction.

20. The Lessor will notify the contracting officer fourteen (14) days prior to scheduled completion of construction at 30 percent, 60, 90 and 100 percent completion for purposes of scheduling inspections.

21. Janitorial cleaning/maintenance is to be performed during daytime tenant working hours, Monday through Friday, except for Federal holidays.

22. In the event a deed to the leased premises is not delivered to Lessor, or if Lessor does not otherwise acquire marketable title to the leased premises within thirty (30) days after the date of execution of this lease by the Government, then this lease, at the option of the Government, may be terminated and declared null and void.

23. Paragraph 2 is deleted in its entirety and the following is substituted therefore:

"TO HAVE AND TO HOLD the said premises with their appurtenances for the term beginning on the date the leasehold improvements to be constructed by Lessor are substantially completed and the Government accepts the lease premises. The date of substantial completion is estimated to be 180 working days issuance of the Notice to Proceed by the Government, through 15 years, subject to terms stated within."

24. Paragraph 3 is deleted in its entirety and the following is substituted therefore:

"3. The Government shall pay the Lessor annual rent payable monthly in arrears at the following rate:

Years 1-15 - $553,107.92 at the rate of $46,092.33 per month in arrears based on $29.72 per rentable square foot. The shell rental rate for Months 1-3, shall be abated. The rent for Months 1-3 following the shell

INITIALS	
GOV'T	LESSOR
[initials]	[initials]

Sheet 5, Attached to and made part of Lease GS-07B- 16402
Dishman Road and North Major Drive in the City of Beauont, Jefferson County, Texas

rental abatement (~~$30,704.85~~ $31,805.88 per month based on a shell rental rate of ~~$19.80~~ $20.51/rsf/year) shall be $15,387.48 per month. Rent for a lesser period shall be prorated.

Rent checks shall be made payable to:

Rocky Bluff, LLC
103 S E 2nd
Lindsay, OK 73502"

25. The rental consideration includes all costs for the warm lit shell as defined by the solicitation for offers, and all costs for tenant finish as defined by the solicitation for offers. All requirements as defined by the solicitation for offers and lease will be met without additional cost. A lump sum payment is not authorized.

26. The tenant finish costs of $578,843.49 are amortized for a period of 120 months at 6.5%.

27. The Lessor hereby waives and forever relinquishes any right to make a claim against the Government for restoration arising from alteration or removal of any alteration by the Government during the term of this lease or any extensions. Alterations completed by either the Government or Lessor including initial build out of the lease space and / or any subsequent modifications required during the lease period. At the Government's sole discretion alterations will remain in the leased space after termination of the lease contract will become property of the Lessor.

28. The amount of $165,932.38 for the broker's fee is established. This amount is based on an average base rental rate of $29.72 per rsf X 18,609 rsf X 10 years X 3.0% = $165,932.38. Fifty percent (50%) of this amount is due and payable within 30 days of lease award by certified check and the remaining fifty percent (50%) is payable at lease occupancy to:

Studley, Inc.
15303 N. Dallas Parkway, Suite 1200
Addison, Texas 75001

INITIALS	
GOV'T	LESSOR
[illegible]	[illegible]

GENERAL SERVICES ADMINISTRATION PUBLIC BUILDINGS SERVICE **SUPPLEMENTAL LEASE AGREEMENT**	SUPPLEMENTAL AGREEMENT NO. 1	DATE 11-25-08
	TO LEASE NO. GS-07B-16402	

ADDRESS OF PREMISES 8455 Dishman Road
Beaumont, Texas 77706

This agreement, made and entered into this date by and between Rocky Bluff LLC

whose address is 103 SE 2nd
Lindsay, Oklahoma 73052

hereinafter called the Lessor, and the UNITED STATES OF AMERICA, hereafter called the Government:

WHEREAS, the parties hereto desire to amend the above Lease.

NOW THEREFORE, these parties for the considerations hereinafter mentioned covenant and agree that the said Lease dated November 13, 2007 is amended, effective **November 24, 2008** as follows:

The purpose of this Supplemental Lease Agreement (SLA) Number 1, to lease GS-07B-16402, is hereby issued to issue a notice-to-proceed (NTP) for tenant improvements in the facility to be constructed at 8455 Dishman Road, Beaumont, Texas and to provide for payment of above standard items installed at the tenant's request.

I. Paragraph 29 is hereby added and made a part of the lease.

"29. Upon completion of alterations, the Government shall pay the Lessor a one time lump sum payment in the amount of **$214,272.54**. The additional items shall be as follows:

SSA: ADD for future interview window $5,044.00; ADD 4 automatic door openers $8,462.00; Change to CAT 6 data cable $5,900.00; Deduct for carpet in multi-purpose room -$3,683.00; ADD for ceramic tile in multi-purpose room $4,225.00. Total additions for SSA are **$19,948.00.**

ODAR: ADD to include ODAR facility at this location $168,651.54 (cost includes additional TI over base allowance); ADD additional public restroom to waiting area $10,883.00; ADD storage cabinet for judges $2,000.00; Redesign parking area and ADD 14 additional parking spaces $12,790.00. Total additions for ODAR are **$194,324.54.**

Upon completion of alterations, the lease will be supplemented to reflect the commencement date of the lease.

Paragraph I CONTINUED ON PAGE 2 ATTACHED AND MADE A PART HEREOF

All other terms and conditions of the lease shall remain in force and effect.
IN WITNESS WHEREOF, the parties subscribed their names as of the above date.

LESSOR: ROCKY BLUFF LLC

BY [signature] (Signature) Manager (Title)

IN PRESENCE OF

[signature] (Signature) PO Box 746 Lindsay OK 73052 (Address)

UNITED STATES OF AMERICA

BY [signature] (Signature)

CONTRACTING OFFICER
GENERAL SERVICES ADMINISTRATION
819 Taylor Street, Room 12B Fort Worth, TX 76102
(Official Title)

The original invoice must be submitted directly to the GSA Finance office at the following address:

General Services Administration
FTS and PBS Payment Division (7BCP)
PO Box 17181
Fort Worth, TX 76105-0181\

A copy of the invoice must be provided to the Contracting Officer at the following address:

General Service Administration
Attention: Kelly Hantz
Real Property Leasing Branch, Team B (7PEL)
819 Taylor St., Rm 12B
Fort Worth, TX 76102

A proper invoice must be on the Lessor's company letterhead and include the following:

- Invoice Date
- Name of the Lessor as shown on the Lease
- Lease contract number and building address
- Description, price, and quantity of items delivered
- GSA PDN# PS

If the invoice is not submitted on company letterhead, the person(s) with whom the Lease contract is made must sign the invoice.

END OF SUPPLEMENTAL LEASE NO. 1


INITIALS
GOV'T
LESSOR

GENERAL SERVICES ADMINISTRATION PUBLIC BUILDINGS SERVICE **SUPPLEMENTAL LEASE AGREEMENT**	SUPPLEMENTAL AGREEMENT NO. 2	DATE 9-25-09
	TO LEASE NO. GS-07B-16402	

ADDRESS OF PREMISES 8455 Dishman Road
Beaumont, Texas

This agreement, made and entered into this date by and between Rocky Bluff LLC

whose address is: 103 SE 2nd
Lindsay, Oklahoma 73052

hereinafter called the Lessor, and the UNITED STATES OF AMERICA, hereafter called the Government:

WHEREAS, the parties hereto desire to amend the above Lease.

NOW THEREFORE, these parties for the considerations hereinafter mentioned covenant and agree that the said Lease dated November 13, 2007 is amended, effective upon execution by the Government, as follows:

I. Paragraph 1 of the Lease shall be deleted and replaced with the following:

"1. The Lessor hereby leases to the Government the following described premises:

18,609 rentable (16,181 ANSI/BOMA Office Area) square feet to be constructed on Dishman Road and North Major Drive in the City of Beaumont, Jefferson County, Texas containing approximately 3.34 acres (as described in Exhibit B attached hereto), and one hundred and twenty-four (124) on site parking spaces to be used for such general office purposes as determined by the General Services Administration. The space shall be occupied by SSA and ODAR. SSA shall occupy 15,834 rentable square feet and ODAR shall occupy 2,775 rentable square feet. The common area factor is agreed to as 15.00%. Actual amount of space may exceed 16,181 ANSI/BOMA Office Area square feet at no additional cost to the Government."

II. Paragraph 4 of the lease shall be deleted and replaced with the following:

"The Government may terminate this lease at any time after July 16, 2019 by giving at least sixty (60) days notice in writing to the Lessor and no rental shall accrue after the effective date of termination. Said notice shall be computed commencing with the day after the date of mailing."

Continued on Page 2

All other terms and conditions of the lease shall remain in force and effect.
IN WITNESS WHEREOF, the parties subscribed their names as of the above date.

LESSOR: ROCKY BLUFF LLC

BY [signature] (Signature) Manager (Title)

IN PRESENCE OF

[signature] (Signature) P.O. Box 746 Lindsay OK 73052 (Address)

UNITED STATES OF AMERICA

BY [signature] (Signature)

CONTRACTING OFFICER
GENERAL SERVICES ADMINISTRATION
819 Taylor Street, Room 5C05 Fort Worth, TX 76102
(Official Title)

GSA Form 276 (Jul. 67)

III. Paragraph 6. b. of the Lease shall be deleted and replaced with the following:

"6.b. One hundred and twenty-four (124) total parking spaces, including handicap, shall be provided on site in a paved and lighted parking lot as part of the rental consideration. Employee and visitor parking shall be separate and shall include 58 employee parking space and 66 visitor parking spaces (including handicap). Parking for each agency shall be divided as follows: Employee Parking – SSA shall have 49 employee parking spaces and ODAR – 9 employee parking spaces. Visitor Parking – SSA shall have 49 visitor parking spaces and ODAR shall have 17 visitor parking spaces."

IV. Paragraph 23 of the Lease shall be deleted and replaced with the following:

"TO HAVE AND TO HOLD the said premises with their appurtenances for the term beginning on July 17, 2009, and continuing for a term through 10 years, expiring July 16, 2024, unless earlier terminated by the Government as described in Paragraph 4 of the lease."

V. Paragraph 29 of the Lease shall be deleted and replaced with the following:

"29. Upon completion of alterations, the Government shall pay the Lessor a one time lump sum payment in the amount of **$203,745.13** for alterations in the ODAR space. The additional items shall be as follows:

ODAR: ADD to include ODAR facility at this location $168,651.54 (cost includes additional TI over base allowance); ADD additional public restroom to waiting area $10,883.00; ADD storage cabinet for judges $2,000.00; Redesign parking area and ADD 14 additional parking spaces $12,790.00; ADD change color on chair rail, benches and chairs $5,832.59; ADD change locks in hearing rooms $3,000.00; ADD furnish and install one (1) IG electrical outlet for the copier $588.00. Total additions for ODAR are **$203,745.13.**

The original invoice must be submitted directly to the GSA Finance office at the following address:

General Services Administration
FTS and PBS Payment Division (7BCP)
PO Box 17181
Fort Worth, TX 76105-0181

A copy of the invoice must be provided to the Contracting Officer at the following address:

General Service Administration
Attention: Kelly Hantz, Contracting Officer
Real Property Leasing Branch, Team B (7PEL)
819 Taylor St., Rm 5C05
Fort Worth, TX 76102

A proper invoice must be on the Lessor's company letterhead and include the following:

- Invoice Date
- Name of the Lessor as shown on the Lease
- Lease contract number and building address
- Description, price, and quantity of items delivered
- GSA PDN# PS0015056

If the invoice is not submitted on company letterhead, the person(s) with whom the Lease contract is made must sign the invoice."

END OF SLA No 2


INITIALS
GOV'T
LESSOR

ROCKY BLUFF, LLC
P.O. Box 746
LINDSAY, OK 73052
405/756-4394
FAX 405/756-9805

September 10, 2009

General Services Administration
FTS and PBS Payment Division (7BCP)
P.O. Box 17181
Fort Worth, TX 76105-0181

RE: Rocky Bluff, LLC
Contract # GS-07B-16402
GSA PDN# PS0015056
8455 Dishman Road
Beaumont, TX 77706

Submitting invoice for the completions of alterations on the Beaumont, TX ODAR building for the sum of $203,745.13. The additional items as follows:

ODAR: **ADD** to include ODAR facility at this location $168,651.54 (cost includes TI over base allowance); **ADD** additional public restroom to waiting area $10,883.00; **ADD** storage cabinet for judges $2,000.00; Redesign parking area and **ADD** 14 additional parking spaces $12,790.00; **ADD** change color on chair rail, benches and chairs$5,832.59; **ADD** change locks in hearing rooms $3,000.00; **ADD** furnish and install (1) IG electrical outlet for the copier $588.00. Total additions for ODAR are $203745.13.

Please make payable to: Rocky Bluff, LLC
P.O. Box 746
Lindsay, OK 73052
Fed ID# 02-0770602

Cordially,

Scott Standridge
Rocky Bluff, LLC, Manager



Supplemental Lease Agreement
Number 3

Lease Number:	LTX16402	**Date:** 10-13-09

ADDRESS OF PREMISES 8455 Dishman Rd
Beaumont, TX ~~77706~~ 77713

THIS AGREEMENT, made and entered into this date by and between ~~Rock~~ Rocky Bluff, L.L.C.
whose address is ~~100~~ 103 SE 2nd
Lindsay, OK ~~73062~~ 73052

hereinafter called the Lessor, and the **UNITED STATES OF AMERICA**, hereinafter called the Government:

WHEREAS, the parties hereto desire to amend the above Lease.]

NOW THEREFORE, these parties for the considerations hereinafter mentioned covenant and agree that the said Lease is amended, effective July 17, 2009 as follows:

I. Paragraph 1 and 24 of the lease shall be deleted and replaced with the following:

"1. The Lessor hereby leases to the Government the following described premises:

18,609 rentable (16,181 ANSI/BOMA Office Area) square feet to be constructed on Dishman Road and North Major Drive in the City of Beaumont, Jefferson County, Texas, containing approximately 3.34 acres (as described in Exhibit B attached hereto) and ninety-eight (98) on site parking spaces to be used for such general office purposes as determined by the General Services Administration. The common area factor is agreed to as 1.15005231%. Actual amount of space may exceed 16,181 ANSI/BOMA Office Area square feet at no additional cost to the Government."

"24. The Government shall pay the Lessor annual rent payable monthly in arrears at the following rate.

TERM	RATE PER RSF	MONTHLY RENT	ANNUAL RENT
Jul 17, 2009 to Oct 16, 2009	$9.214261916	$14,289.30	$171,468.20
Oct 17, 2009 to Oct 16, 2019	$29.723600	$46,092.3267	$553,107.92
Oct 17, 2019 to Jul 16, 2024	$29.7236	$46,092.3267	$553,107.92

NOTE: Lessor has agreed to shell rental abatement for months 1 through 3. Rent due 1 through 3 is equal to Operating Expenses and Tenant Improvement Amortization.

All other terms and conditions of the lease shall remain in force and effect.

IN WITNESS WHEREOF, the parties subscribed their names as of the above date.

Lessor, Rocky Bluff, L.L.C.

By [signature] (Signature) Manager (Title)

In Presence of

[signature] (Signature) P.O. Box 746 Lindsay OK 73052 (Address)

United States Of America, General Services Administration, Public Buildings Service.

[signature] Contracting Officer CO Kelly Hantz



TERM	SHELL RENT ANNUAL	OPERATING EXPENSES ANNUAL	TENANT IMPROVEMENTS ANNUAL
Jul 17, 2009 to Oct 16, 2009	$0.00	$92,600.00	$78,868.20
Oct 17, 2009 to Oct 16, 2019	$381,639.72	$92,600.00	$78,868.20
Oct 17, 2019 to Jul 16, 2024	$460,507.92	$92,600.00	$0.00

Rent for a lesser period shall be prorated. The Lessor and Government both acknowledge and agree this shall be a full service lease agreement in accordance with SFO7TX2188.

Rent shall be made payable to:

Rocky Bluff, LLC dba Standridge Development, LLC

103 S,E, 2nd Street

Lindsay, OK 73052

INITIALS: [initials] & [initials]
LESSOR GOV'T

GENERAL SERVICES ADMINISTRATION PUBLIC BUILDINGS SERVICE **SUPPLEMENTAL LEASE AGREEMENT**	SUPPLEMENTAL AGREEMENT **NO. 4** (THREE PAGES)	DATE
	TO LEASE NO. **GS-07B-16402**	

ADDRESS OF PREMISES 8455 Dishman Road
Beaumont, TX 77713

THIS AGREEMENT, made and entered into this date by and between

ROCKY BLUFF, L.L.C.

whose address is 103 S.E. 2nd Street
Lindsay, OK 73052

hereinafter called the Lessor, and the UNITED STATES OF AMERICA, hereafter called the Government:

WHEREAS, the parties desire to amend the above Lease for the purpose of providing for the herein described tenant improvements / alterations to the leased premises, on the terms and conditions set forth below:

NOW THEREFORE, the parties for the considerations hereinafter mentioned covenant and agree that the said Lease is amended as set forth in this Supplemental Lease Agreement number four (SLA # 4), as follows:

***** SEE ATTACHED ADDENDUM – SLA NUMBER FOUR (4) –**

– PAGES 2 THROUGH 3 ***

All other terms and conditions of the lease shall remain in force and effect.

LESSOR: ROCKY BLUFF, L.L.C.

BY [signature] (Signature) Manager (Title)

IN PRESENCE OF

[signature] (Signature) P.O. Box 746 Lindsay, OK 73052 (Address)

UNITED STATES OF AMERICA

BY [signature] (Signature)

CONTRACTING OFFICER
GENERAL SERVICES ADMINISTRATION
819 TAYLOR ST., FT. WORTH, TX 76102
(Official Title)

GSA Form 276 (Jul. 67)

GSA Lease No.: GS-07B-16402
Lessor: Rocky Bluff, L.L.C.
Location: Beaumont, Texas

CONTINUED (ADDENDUM) –

1. Tenant Improvements / Alterations. Lessor to provide tenant improvements (TI) / alterations to the leased premises generally described as "provide and install (all labor and materials) automatic doors / openers to accommodate disabled employees". The requirements and specified cost for the Lessor provided goods, services and materials is more particularly described on the following attachments to this SLA # 4:

   A. Lessor's quote attached to this SLA # 4 as Exhibit "1" (1 page).

2. Cost of Tenant Improvements / Alterations. Cost of the referenced tenant improvements / alterations is **$12,738.90** and will be paid in a lump sum payment.

3. Lessor Submission of Invoice for Payment. Upon completion of the work and subsequent inspection / acceptance by the Government, the Lessor shall submit to GSA an invoice for **$12,738.90** for the alterations. Said invoice shall include the name and address of the Lessor as shown on this document, the lease number, SLA Number, and Pegasys Document Number (PDN). The Lessor is to provide a copy to the Contracting Officer.

   PDN / PS #: PS0016588

4. Alterations Will Remain Property of Lessor. The tenant improvements / alterations provided for will remain the property of the Lessor and Lessor waives restoration.

All other terms and conditions of the lease remain unchanged.

*** END – SUPPLEMENTAL LEASE AGREEMENT, NUMBER FOUR (4) ***

INITIALS

GOV'T LESSOR

VLA

ROCKY BLUFF, LLC
P.O. BOX 746
LINDSAY, OKLAHOMA 73052
OFFICE: 405.756.4394
FAX: 405.756.9865

IN RE: BID ON AUTOMATIC DOORS FOR INSIDE OF BUILDING
PER REQUEST OF DAVID BOWMAN

2-3'0 X 7'0 DOORS, CLEAR GLASS- INTERIOR RECORD AUTOMATIC DOOR OPENERS-	8,743.00
ALL ELECTRICAL TO DOOR	1,000.00
TAX	803.80
CONTRACTOR FEES	974.30
OWNER CARRYING CHARGE AND INSPECTION	1,217.80
TOTAL PRICE INCLUDING ALL CHARGES	$12,738.90

NOTE: This is best bid I received. Does meet all ADA and compliance standards.

ROCKY BLUFF, LLC
P.O. BOX 746
LINDSAY, OKLAHOMA 73052
OFFICE 405.756.4394
FAX: 405.756.9805

IN RE: BID ON AUTOMATIC DOORS FOR INSIDE OF BUILDING
PER REQUEST OF DAVID BOWMAN

2-3'0 X 7'0 DOORS/ CLEAR GLASS- INTERIOR RECORD AUTOMATIC DOOR OPENERS-	8,743.00
ALL ELECTRICAL TO DOOR	1,000.00
TAX	803.80
CONTRACTOR FEES	974.30
OWNER CARRYING CHARGE AND INSPECTION	1,217.80
TOTAL PRICE INCLUDING ALL CHARGES	$12,738.90

NOTE: This is best bid I received. Does meet all ADA and compliance standards.



GSA Public Buildings Service

Supplemental Lease Agreement
Number 5

Lease Number:	LTX16402	**Date:**	February 19, 2010

ADDRESS OF PREMISES 8455 Dishman Rd
Beaumont, TX 77713-4235

THIS AGREEMENT, made and entered into this date by and between Rocky Bluff, L.L.C. dba Standridge Development L.L.C.

whose address is
103 SE 2nd
Lindsay, OK 73052-5601

hereinafter called the Lessor, and the **UNITED STATES OF AMERICA**, hereinafter called the Government:

WHEREAS, the parties hereto desire to amend the above Lease.

NOW THEREFORE, these parties for the considerations hereinafter mentioned covenant and agree that the said Lease is amended, effective July 17, 2009 as follows:

I. Paragraph 30 is hereby added and made a part of the lease.

"30. Upon completion of alterations, the Government shall pay the Lessor a one time lump sum payment in the amount of $37,547.44 for additional items and changes requested by SSA. The additional items shall be as follows:

SSA: ADD for future interview window $5,044.00; ADD 4 automatic door openers $8,462.00; Change to CAT 6 data cable $5,900.00; DEDUCT for carpet in multi-purpose room -$3,683.00; ADD for ceramic tile in multi-purpose room $4,225.00; ADD for Data Cable Changes $14,262.32; and ADD for Additional Electrical outlets$3,337.12. The SSA requested Change Orders are outlined on the attached Exhibit A (1 page). The total cost for the SSA requested changes are $37,547.44.

The original invoice must be submitted directly to the GSA Finance office at the following address:

General Services Administration
FTS and PBS Payment Division (7BCP)
PO Box 17181
Fort Worth, TX 76105-0181

CONTINUED ON PAGE 2

All other terms and conditions of the lease shall remain in force and effect.

IN WITNESS WHEREOF, the parties subscribed their names as of the above date.

Lessor: Rocky Bluff, L.L.C. dba Standridge Development L.L.C.

By [signature] (Signature) Manager (Title)

In Presence of

[signature] (Signature) P.O. Box 746 Lindsay OK 73052 (Address)

United States Of America, General Services Administration, Public Buildings Service.

[signature] Contracting Officer Leasing Contracting Officer Kelly Hantz



A copy of the invoice must be provided to the Contracting Officer at the following address:

General Service Administration
Attention: Kelly Hantz
Real Property Leasing Branch, Team B (7PEL)
819 Taylor St., Rm 5C05
Fort Worth, TX 76102

A proper invoice must be on the Lessor's company letterhead and include the following:

- Invoice Date
- Name of the Lessor as shown on the Lease
- Lease contract number and building address
- Description, price, and quantity of items delivered
- GSA PDN# PS0016759

If the invoice is not submitted on company letterhead, the person(s) with whom the Lease contract is made must sign the invoice."

END OF SLA No 5

INITIALS: [signature] & [initials]
LESSOR GOV'T

Lease No GS-07B-16402
SLA No. 5
Exhibit A

ORDER #	DESCRIPTION	AUTHORIZED	NOT AUTHORIZED	AMOUNT
1	ADD: Future Interview Windows	X		$5,044.00
2	ADD: 4 - Automatic Door Openers	X		$8,462.00
3	ADD: CAT 6 Data Cabling (net ADD price)	X		$5,900.00
4	DEDUCT: Carpet in Multi-purpose Room	X		<$3,683.00>
5	ADD: Ceramic in Multi-purpose Room	X		$4,225.00
6	ADD: Data Cable Changes	X		$14,262.32
7	ADD: Electrical Outlets	X		$3,337.12

TOTAL CHANGE ORDERS **$37,547.44**

Initials	
Gov't	Lessor
KH	[illegible]

ROCKY BLUFF, LLC
P.O. Box 746
LINDSAY, OK 73052
405/756-4394
FAX 405/756-9805

February 17, 2010

General Services Administration
FTS and PBS Payment Division (7BCP)
P.O. Box 17181
Fort Worth, TX 76105-0181

RE: Rocky Bluff, LLC
Contract # GS-07B-16402
GSA PDN# PS0016759
8455 Dishman Road
Beaumont, TX 77706
Invoice # 16402-5

Submitting invoice for the completions of alterations on the Beaumont, TX SSA building for the sum of $37,547.44. The additional items as follows:

SSA: **ADD** for future interview window $5,044.00; **ADD** 4 automatic door openers $8,462.00; Change to CAT6 data cable $5,900.00; **Deduct** for carpet in multi-purpose room -$3,683.00; **ADD** for ceramic tile in multi-purpose room $4,225.00; **ADD** for data cable changes $14,262.32; and **ADD** for additional electrical outlets $3,337.12. Total additions for SSA are $37,547.44.

Please make payable to: Rocky Bluff, LLC
103 SE 2nd
Lindsay, OK 73052
Fed ID# 02-0770602

Cordially,

Scott Standridge
Rocky Bluff, LLC, Manager

SOLICITATION FOR OFFERS

THE GENERAL SERVICES ADMINISTRATION

FOR

SOCIAL SECURITY ADMINISTRATION

IN

BEAUMONT, TEXAS

NAME: Jason Lichty
TITLE: Associate Director
COMPANY: Studley, Inc.

Contracting Officer: Vicki Moore
General Services Administration

The information collection requirements contained in this Solicitation/Contract, that are not required by the regulation, have been approved by the Office of Management and Budget pursuant to the Paperwork Reduction Act and assigned the OMB Control No. 3090-0163.

TABLE OF CONTENTS

INITIALS: ________ & ________
LESSOR GOV'T

INITIALS: ________ & ________
LESSOR GOV'T

1.0 SUMMARY

1.1 AMOUNT AND TYPE OF SPACE (SEP 2000)

A. The General Services Administration (GSA) is interested in leasing approximately 18,609 rentable square feet of space. The rentable space shall yield a minimum of 14,710 ANSI/BOMA Office Area (previously Usable) square feet to a maximum of 16,181 ANSI/BOMA Office Area square feet, available for use by tenant for personnel, furnishings, and equipment. Refer to the "ANSI/BOMA Office Area Square Feet" paragraph in the MISCELLANEOUS section of this Solicitation for Offers (SFO).

B. The Offer shall 1) be for space located in a quality building of sound and substantial construction as described in this SFO, 2) have a potential for efficient layout, 3) be within the square footage range to be considered, and 4) be in compliance with all of the Government's minimum requirements set forth herein. For purposes of this SFO, the definition of ANSI/BOMA Office Area square feet is in the "ANSI/BOMA Office Area Square Feet" paragraph in the MISCELLANEOUS section of this SFO.

C. To demonstrate potential for efficient layout, the Offeror may be requested to provide a test fit layout at the Offeror's expense when the space offered contains certain features like:

1. narrow column spacing;
2. atriums, light wells, or other areas interrupting contiguous spaces;
3. extremely long, narrow runs of space;
4. irregular space configurations; or
5. other unusual building features.
6. The Government will advise the Offeror if the test fit layout demonstrates that the Government's requirement cannot be accommodated within the space offered. The Offeror will have the option of increasing the ANSI/BOMA Office Area square footage offered, provided that it does not exceed the maximum ANSI/BOMA Office Area square footage in this SFO. If the Offeror is already providing the maximum ANSI/BOMA Office Area square footage and cannot house the Government's space requirements, then the Government will advise the Offeror that the offer is unacceptable.

D. Unless otherwise noted, all references in this SFO to square feet shall mean ANSI/BOMA Office Area square feet.

1.2 AREA OF CONSIDERATION

The space offered shall be located within the city limits of Beaumont, Texas.

Space should be located in a Class A office environment/professional office setting and not within close proximity to residential areas, railroad tracks, busy intersections or one-way access roads. Space should not be located near establishments where alcoholic beverages are sold or served, or where there are tenants related to drug treatment or detention facilities. Space shall not be located within a base flood plain or wetland unless the Government has determined it to be the only practicable alternative.

Sites which are located directly on a highway or 6-lane thoroughfare shall not be considered in the following instances: (1) if the two directions of traffic are separated by a physical barrier or traffic indicator which does not permit access from either direction within a block; (2) if the location access is directly from a highway, unless there is a traffic control device within two blocks or equivalent from the proposed office space. Locations must be as convenient to the visiting public as possible. Primary consideration in selecting boundaries will be accessibility by the public.

1.3 LOCATION: INSIDE OR OUTSIDE CITY CENTER (SEP 2000)

A. CITY CENTER NEIGHBORHOOD:

1. Space shall be located in a prime commercial office district with attractive, prestigious, professional surroundings with a prevalence of modern design and/or tasteful rehabilitation in modern use. Streets and public sidewalks shall be well-maintained.
2. *Parking.*
   a. The parking-to-square-foot ratio available on-site shall at least meet current local code requirements, or in the absence of a local code requirement, on-site parking shall be available at a ratio of 1 space for every 200 rentable square feet of Government-demised area.
3. *Location Amenities.*
   a. A variety of inexpensive and moderately priced fast food and/or eat-in restaurants shall be located within three (3) blocks. Other employee services, such as retail shops, cleaners, banks, etc., shall be located within three (3) blocks.

B. OUTSIDE OF CITY CENTER NEIGHBORHOOD:

1. Space shall be located 1) in an office, research, technology, or business park that is modern in design with a campus-like atmosphere or 2) on an attractively-landscaped site containing one or more modern office buildings that are professional and prestigious in appearance with the surrounding development well-maintained and in consonance with a professional image.

2. *Parking.*
   a. The parking-to-square-foot ratio available on-site shall at least meet current local code requirements, or in the absence of a local code requirement, on-site parking shall be available at a ratio of 1 space for every 200 rentable square feet of Government-demised area.

3. *Location Amenities.*
   a. A variety of inexpensive and moderately priced fast food and/or eat-in restaurants shall be located within three (3) blocks. Other employee services, such as retail shops, cleaners, banks, etc., shall be located within three (3) blocks.

1.4 UNIQUE REQUIREMENTS

All space must be contiguous on one floor. Space is required to be located on the first floor. All services, supplies, utilities, partitioning and tenant alterations are desired as part of the rental consideration. The Government will perform calculations that demonstrate the present value of the net operating income over the life of the lease does not exceed 90% of the fair market value of the asset. Net operating income is derived by subtracting operating expenses (Line 27, GSA Form 1217, Lessors Annual Cost Statement), property taxes, insurance, lessor's management and building maintenance,and reserves for replacement (1% of gross annual rental) from the gross annual rent. If said calculation is 90% or lessof projected fair market value, then award may be made. A rent cap may be required by the Government in order to satisfy this requirement.

1.5 LEASE TERM (SEP 2000)

The lease term is for fifteen (15) years, ten (10) years firm. GSA may terminate this lease any time after the 10th year on 90 days written notice to the Lessor. All the terms and conditions contained herein shall prevail throughout the term of the lease.

1.6 OFFER DUE DATE

Offers are due by February 5, 2007 and shall remain open until award is made under the provisions of this solicitation, or offer is rejected by the Government.

1.7 OCCUPANCY DATE (SEP 2000)

Occupancy is required within 180 working days following approval of final construction drawings.

1.8 HOW TO OFFER (SEP 2000)

A. Offers shall be submitted to the Broker Contractor at:
Studley, Inc.
Attention: Jason Lichty
15303 N Dallas Parkway, Suite 1200
Addison, Texas 75001

B. The following documents, properly executed, shall be submitted no later than the close of business on the offer due date.

1. SFO.
2. SFO Attachments, if applicable
3. GSA Form 1364, Proposal to Lease Space.
4. GSA Form 1217, Lessor's Annual Cost Statement.
   Column A of the GSA Form 1217, Line 31(a) will be used to reflect any agreement between LESSOR AND the Lessor Representative agent(s), broker(s), property manager, developer, employee, or any other agent or representative (expressed in either % or $) and Line 31(b) will reflect the agreement between LESSOR AND the GSA Tenant Representative broker (expressed in either % or $).
5. GSA Form 3517, General Clauses.
6. GSA Form 3518, Representatives and Certifications.
7. Prelease Fire and Life Safety Evaluation
8. Prelease Building Security Plan
9. First generation blue-line plans of the space offered, scaled at 1/8" = 1'-0" (preferred) or larger.
   a. Photostatic copies are not acceptable. All architectural features of the space shall be accurately shown. If conversion or renovation of the building is planned, alterations to meet this SFO shall be indicated. If requested, more informative plans shall be provided within ten (10) days.

INITIALS: ______ LESSOR & ______ GOV'T

b. Plans shall reflect corridors in place or the proposed corridor pattern for both a typical full (single-tenant) floor and/or partial (multi-tenant) floor. The corridors in place or proposed corridors shall meet local code requirements for issuance of occupancy permits.

c. GSA will review the corridors in place and/or proposed corridor pattern to make sure that these achieve an acceptable level of safety as well as to ensure that these corridors provide public access to all essential building elements. The Offeror will be advised of any adjustments that are required to the corridors for the purpose of determining the ANSI/BOMA Office Area space. The required corridors may or may not be defined by ceiling-high partitions. Actual corridors in the approved layout for the successful Offeror's space may differ from the corridors used in determining the ANSI/BOMA Office Area square footage for the lease award.

10. An hourly overtime rate for overtime use of heating and cooling. Refer to the "Overtime Usage" paragraph in the SERVICES, UTILITIES, MAINTENANCE section of this SFO. If proposed rate is different than recommended by an independent Government estimate, the Offeror may be required to submit worksheets justifying overtime energy usage and rates.

11. Any other information (such as a fact sheet, 5" wide x 3" high or larger color photograph, site plan, location map, and tax parcel map) in case of multiple tax parcels for an offered building, etc., in order for the Government to perform a complete and adequate analysis of the offered property. Such information may also be requested by the Government, and in such circumstances, shall be submitted by the Offeror within 5 working days of the request.

12. Written acknowledgement and permission to represent other owners for the same SFO if a leasing agent or owner's representative is presenting buildings for multiple ownership groups.

13. If applicable, the agents' disclosure and authorization from each ownership entity to offer in this SFO and/or represent multiple buildings with different ownerships, which may have conflicting interests. Owners and agents in conflicting interest situations are advised to exercise due diligence with regard to ethics, independent pricing, and Government procurement integrity requirements. In such cases, the Government reserves the right to negotiate with the owner directly.

14. Documents supporting evidence of capability to perform. Refer to the "Evidence of Capability to Perform" paragraph in the MISCELLANEOUS section of this SFO.

C. Refer to GSA Form 3516, Solicitation Provisions, for additional instructions. If additional information is needed, the Contracting Officer (or the Contracting Officer's designated representative) should be contacted.

D. There will be no public opening of offers, and all offers will be confidential until the lease has been awarded. However, the Government may release proposals outside the Government to a Government-support contractor to assist in the evaluation of offers. Such Government contractors shall be required to protect the data from unauthorized disclosure. The Offeror who desires to maximize protection of information in the offer may apply the restriction notice to the offer as described in GSA Form 3516, Solicitation Provision, 552.270-1 (d), *Restriction on Disclosure and Use of Data.*

E. IMPORTANT CLARIFICATIONS TO OFFER REQUIREMENTS:

1. Rate structure required from subparagraph B shall include the following:

a. A lease rate per square foot for the building shell rental, fully serviced. It is the intent of the Government to lease a building shell with a Tenant Improvement Allowance. All improvements in the base building, lobbies, common areas, and core areas shall be provided by the Lessor, at the Lessor's expense. This rate shall include, but not limited to, property financing (exclusive of Tenant Improvement), insurance, taxes, management, profit, etc., for the building. The building shell rental rate shall also include all basic building systems and common area buildout, including base building lobbies, common areas, and core areas, etc., exclusive of the ANSI/BOMA Office Area space offered as required in this SFO.

b. The annual cost (per usable and rentable square foot) for the cost of services and utilities. This equals line 27 of GSA Form 1217, Lessor's Annual Cost Statement, divided by the building size (shown on the top of both GSA Form 1364, Proposal to Lease Space, and Form 1217) for usable and rentable square feet respectively.

c. An annualized percentage interest rate to be used by the Lessor to amortize the cost of the Tenant Improvement Allowance over the firm term of the lease.

d. The annual amortized cost of the Tenant Improvement Allowance. Such amortization shall be expressed as a cost per usable and rentable square foot per year. Tenant Improvements shall be all alterations for the Government-demised area above the building shell buildout. The Tenant Alteration Allowance shall be $41.75 per ANSI/BOMA Office Area square foot. Such alterations shall be described and identified in the drawings used to construct the Government-demised area. The Tenant Alteration Allowance, which is to be provided by the Lessor to the Government for Tenant Improvements, shall be made available at lease execution.

e. A fully-serviced lease rate per usable and rentable square foot as a summation of the amounts broken out in the subparagraphs a, b, and d for the lease.

f. A fully-serviced lease rate per usable and rentable square foot for that portion of the lease term extending beyond the firm term. The rate proposed for this portion of the term shall not reflect any Tenant Improvements as they will have been fully amortized over the firm term.

1.9 BUILDING SHELL REQUIREMENTS (SEP 2000)

A. The Lessor's buildout obligations in providing a building shell (at the Lessor's expense) shall include the following:

1. Base structure and building enclosure components shall be complete. All common areas accessible by the Government, such as lobbies, fire egress corridors and stairwells, elevators, garages, and services areas, shall be complete. Restrooms shall be complete and operational. All newly installed building shell components, including but not limited to, heating, ventilation, and air conditioning (HVAC), electrical, ceilings, sprinklers, etc., shall be furnished, installed, and coordinated with Tenant Improvements.

2. *Accessibility Requirements.* Accessibility to persons with disabilities shall be required throughout the common areas accessible to Government tenants in accordance with both the ADAAG and the UFAS and shall be installed and coordinated with Tenant Improvements. Refer to the "Accessibility" paragraph and the "Accessibility and Seismic Safety" paragraph in the AWARD FACTORS section of this SFO.

3. *Ceilings.* A complete acoustical ceiling system (which includes grid and lay-in tiles) throughout the Government-demised area and all common areas accessible to Government tenants shall be required in accordance with the "Ceilings" paragraph in the ARCHITECTURAL FINISHES section of this SFO. The acoustical ceiling system shall be furnished, installed, and coordinated with Tenant Improvements.

4. *Doors.* Exterior building doors and doors necessary to the lobbies, common areas, and core areas shall be required. This does not include suite entry or interior doors specific to Tenant Improvements. Related hardware shall be installed in accordance with the "Doors: Hardware" paragraph and the "Doors: Exterior" paragraph in the ARCHITECTURAL FINISHES section of this SFO.

5. *Partitions.* Permanent, perimeter, and demising slab-to-slab partitions (including all columns) finished with paint and base shall be required in accordance with the "Partitions: General" paragraph and the "Partitions: Permanent" paragraph in the ARCHITECTURAL FINISHES section of this SFO.

6. *Flooring.* All building common areas shall have finished floors in accordance with the "Floor Covering and Perimeters" paragraph in the ARCHITECTURAL FINISHES section of this SFO.

7. *Plumbing.* The Offeror shall include cost of plumbing in common areas, such as for toilet rooms and janitor closets as part of the building shell cost. Hot and cold water risers and domestic waste and vent risers, installed and ready for connections that are required for Tenant Improvements, shall be included in the shell rent.

8. *HVAC.* Central HVAC systems shall be installed and operational, including, as appropriate, main and branch lines, VAV boxes, dampers, flex ducts, and diffusers, for an open office layout, including all building common areas. Conditioned air through medium pressure duct work at a rate of .75 cubic feet per minute per ANSI/BOMA Office Area square foot shall be provided.

9. *Electrical.* Electrical power distribution panels and circuit breakers shall be available in an electrical closet, with capacity at 277/480 volt (V) and 120/208 V, 3-phase, 4-wire system providing 7 watts (W) per ANSI/BOMA Office Area square foot.

10. *Lighting.* Parabolic type 2'-0" wide x 2'-0" high fluorescent lighting fixtures (or other building standard fixtures) shall be installed in the ceiling grid for an open office plan at the rate of 1 fixture per 80 ANSI/BOMA Office Area square feet. Lighting as necessary shall be provided in all building common areas in accordance with the "Lighting: Interior and Parking" paragraph in the MECHANICAL, ELECTRICAL, PLUMBING section of this SFO.

11. *Safety and Environmental Management.* Complete safety and environmental management shall be provided throughout the building in accordance with federal, state, and local codes and laws including, but not limited to, such items as fire detection and alarms, emergency building power for life safety systems, etc., and shall be in accordance with both the ADAAG and the UFAS. Where sprinklers are required in the Government-demised area, sprinkler mains and distribution piping in a "protection" layout (open plan) with heads turned down with an escutcheon or trim plate shall be provided.

12. *Telephone Rooms.* Building telecommunication rooms on each floor shall be completed, operational, and ready for Tenant Improvements. The telephone closets shall include a telephone backboard.

13. All of the above improvements are described in more detail hereinafter in this SFO.

1.10 TENANT IMPROVEMENTS (SEP 2000)

A. The Tenant Improvement Allowance shall be used for building out the Government-demised area in accordance with the Government-approved design intent drawings. All Tenant Improvements required by the Government for occupancy shall be performed by the successful Offeror as part of the rental consideration, and all improvements shall meet the quality standards and requirements of this SFO and GSA Form 3517, General Clauses.

B. The Tenant Improvement Allowance shall include all the Offeror's administrative costs, general contractor fees, subcontractor's profit and overhead costs, Offeror's profit and overhead, design costs, and other associated project fees necessary to prepare construction documents to complete the Tenant Improvements. It is the successful Offeror's responsibility to prepare all documentation (working drawings, etc.) required to receive construction permits. **NO COSTS ASSOCIATED WITH THE BUILDING SHELL SHALL BE INCLUDED IN THE TENANT IMPROVEMENT PRICING.**

1.11 TENANT IMPROVEMENT RENTAL ADJUSTMENT (SEP 2000)

A. All Tenant Improvements shall be identified after award of the contract in accordance with the provisions established in the "Design Intent Drawings" subparagraph in the "Construction Schedule of Tenant Improvements" paragraph in the MISCELLANEOUS section of this SFO.

1. The Government, at its sole discretion, shall make all decisions as to the usage of the Tenant Improvement Allowance. The Government may use all or part of the Tenant Improvement Allowance. The Government may return to the Lessor any unused portion of the Tenant Improvement Allowance in exchange for a decrease in rent according to the amortization rate over the firm term.

2. The Government reserves the right to make cash payments for any or all work performed by the Lessor. Prior to occupancy, the Government, at its sole discretion, may choose to pay lump sum for any or all of the Tenant Improvement Allowance. If, prior to occupancy, the Government elects to make a lump sum payment for any portion of the Tenant Improvement Allowance, the payment of the Tenant Improvement Allowance by the Government will result in a decrease in the rent. At any time after occupancy, the Government, at its sole discretion, may choose to pay lump sum for any part or all of the remaining unpaid amortized balance of the Tenant Improvement Allowance. If the Government elects to make a lump sum payment for the Tenant Improvement Allowance after occupancy, the payment of the Tenant Improvement Allowance by the Government will result in a decrease in the rent according to the amortization rate over the firm term of the lease.

3. If it is anticipated that the Government will spend more than the allowance identified above, the Government reserves the right to 1) reduce the Tenant Improvement requirements, 2) pay lump sum for the overage upon completion and acceptance of the improvements, or 3) increase the rent according to the negotiated amortization rate over the firm term of the lease.

4. Payment will not be made by the Government in instances where the Government accepts fixtures and/or other Tenant Improvements already in place. However, the Lessor will be reimbursed for costs to repair or improve the fixture(s) and/or any other improvements already in place.

1.12 PLANS WITH OFFER (SEP 2000)

All plans submitted for consideration shall have been generated by a Computer Aided Design (CAD) program which is compatible with the latest release of AutoCAD. The required file extension is .DWG. Clean and purged files shall be submitted on 3-1/2-inch double-sided, high density diskettes, or, if approved by the Contracting Officer, on CD-ROM or QIC (1/4-inch cartridge) tape. All submissions shall be accompanied with a written matrix indicating the layering standard to ensure that all information is recoverable. Plans shall include a proposed corridor pattern for typical floors and/or partial floors. All architectural features of the space shall be accurately shown.

1.13 BROKER COMMISSION

A. For the purposes of this SFO, Studley, Inc. (the Broker) is the authorized real estate broker representing GSA. A GSA Contracting Officer must review, approve, and execute the Lease. The government expects the Lessor to pay a commission to the Broker. By submitting an offer, the Lessor agrees that if the Lessor is paying a commission or fee in connection with this lease transaction to a listing agent, an offering agent, or broker, property manager, developer, or any other agent or representative, then the Lessor will pay a commission to the Broker that it normally would be entitled to pursuant to local business practices, as evidenced through a brokerage agreement between the Lessor and the Broker. The commission will be based on a lease term not to exceed the firm term of the lease contract. Commissions will not be negotiated or collected on option periods or for lease terms beyond the firm term of the lease. The Lessor agrees that the commission to be paid to the Broker shall be paid not later than the Lease Commencement date as defined in the "Construction Schedule of Tenant Improvements" paragraph in the MISCELLANEOUS section of this SFO. As part of the offer, the offeror shall disclose any and all commissions and/or fees to be paid by the Lessor including both the Lessor's agent(s), broker(s), property manager, developer or any other agent or representative and the Broker.

1.14 NEGOTIATIONS (MAY 2005)

A. Negotiations will be conducted on behalf of the Government by the Contracting Officer (or the Contracting Officer's designated representative). The Contracting Officer is named on the cover of this SFO. GSA will negotiate rental price for the initial term, any renewal periods, and any other aspect of the offer as deemed necessary.

B. The Offeror shall not enter into negotiations concerning the space leased or to be leased with representatives of federal agencies other than the Contracting Officer or designee.

C. The Contracting Officer or their designated representative will conduct oral or written negotiations with all Offerors that are within the competitive range. The competitive range will be established by the Contracting Officer on the basis of cost or price and other factors (if any) that are stated in this SFO and will include all of the most highly rated proposals, unless the range is further reduced for purposes of efficiency. Offerors who are not included in the competitive range will be notified in writing.

D. All Offerors will be provided a reasonable opportunity to submit any cost or price, technical, or other revisions to their offer that may result from the negotiations. Negotiations will be closed with submission of final proposal revisions ("Best and Final" offers).

1.15 PRICE EVALUATION (PRESENT VALUE) (MAY 2005)

A. If annual CPI adjustments in operating expenses are included, the Offeror shall be required to submit the offer with the total "gross" annual price per rentable square foot and a breakout of the "base" price per rentable square foot for services and utilities (operating expenses) to be provided by the Lessor. The "gross" price shall include the "base" price.

B. The Offeror shall be required to submit plans and any other information to demonstrate that the rentable space yields ANSI/BOMA Office Area space within the required ANSI/BOMA Office Area range. The Government will verify the amount of ANSI/BOMA Office Area square footage and will convert the rentable prices offered to ANSI/BOMA Office Area prices, which will subsequently be used in the price evaluation.

C. If the offer includes annual adjustments in operating expenses, the base price per ANSI/BOMA Office Area square foot from which adjustments are made will be the base price for the term of the lease, including any option periods.

D. Evaluation of offered prices will be on the basis of the annual price per ANSI/BOMA Office Area square foot, including any option periods. The Government will perform present value price evaluation by reducing the prices per ANSI/BOMA Office Area square foot to a composite annual ANSI/BOMA Office Area square foot price, as follows:

1. Parking and wareyard areas will be excluded from the total square footage but not from the price. For different types of space, the gross annual per square foot price will be determined by dividing the total annual rental by the total square footage minus these areas.

2. Free rent will be evaluated in the year in which it is offered. The gross annual per square foot price is adjusted to reflect free rent.

3. If annual adjustments in operating expenses will not be made, the gross annual per square foot price, , will be discounted annually at 5 percent to yield a gross present value cost (PVC) per square foot.

4. If annual adjustments in operating expenses will be made, the annual per square foot price, minus the Commission Credit (if applicable) and the base cost of operating expenses, will be discounted annually at 5 percent to yield a net PVC per square foot. The operating expenses will be both escalated at 2.5 percent compounded annually and discounted annually at 5 percent, then added to the net PVC to yield the gross PVC.

5. To the gross PVC will be added:

   a. The cost of Government-provided services not included in the rental escalated at 2.5 percent compounded annually and discounted annually at 5 percent.

   b. The annualized (over the full term) per ANSI/BOMA Office Area square foot cost of any items, which are to be reimbursed in a lump sum payment. (The cost of these items is present value; therefore, it will not be discounted.)

   c. The cost of relocation of furniture, telecommunications, replications costs, and other move-related costs, if applicable.

8. The sum of either subparagraphs 3 and 5 or subparagraphs 4 and 5 will be the ANSI/BOMA Office Area per square foot present value of the offer for price evaluation purposes.

1.16 HISTORIC PREFERENCE, GSAR 552.270-2 (VARIATION) (SEP 1999)

A. Preference will be given to Offerors of space in buildings in, or formally listed as eligible for inclusion in, the National Register of Historic Places, and to historically-significant buildings in historic districts listed in the National Register. Such preference will be extended to historic buildings and will result in award if:

1. The offer for space meets the terms and conditions of this SFO as well as any other offer received (It is within the discretion of the Contracting Officer to accept alternatives to certain architectural characteristics and safety features defined elsewhere in this SFO to maintain the historical integrity of the building, such as high ceilings, wooden floors, etc.) and

2. The rental is no more than 10 percent higher, on a total annual square foot (ANSI/BOMA Office Area) cost to the Government, than the lowest otherwise acceptable offer.

B. If more than one offer of an historic building is received and they meet the above criteria, an award will then be made to the lowest priced historic property offered.

1.17 AWARD (JAN 1997)

A. After conclusion of negotiations, the Contracting Officer will require the Offeror selected for award to execute the proposed lease prepared by GSA which reflects the proposed agreement of the parties.

B. The proposed lease shall consist of:

1. Standard Form 2 (or GSA Form 3626) U.S. Government Lease for Real Property,

2. required clauses,

3. required certifications and representations,

4. the pertinent provisions of the offer, and

5. the pertinent provisions of the SFO.

C. The acceptance of the offer and award of the lease by the Government occurs upon notification of unconditional acceptance of the offer or execution of the lease by the Contracting Officer and mailing or otherwise furnishing written notification or the executed lease to the successful Offeror.

1.18 ACCESSIBILITY FOR NEW CONSTRUCTION (SEP 2000)

To be considered for award, buildings to be constructed shall meet the new construction requirements of both the Americans With Disabilities Act Accessibility Guidelines (ADAAG) (Code of Federal Regulations 36 CFR Part 1191, App. A) and the Uniform Federal Accessibility Standards (UFAS) (Federal Register vol. 49, No. 153, August 7, 1984, reissued as FED. STD. 795, dated April 1, 1988, and amended by Federal Property Management Regulations 41 CFR, Subpart 101-19.6, Appendix A., 54 FR 12628, March 28, 1989). Where standards conflict, the more stringent shall apply.

1.19 SEISMIC SAFETY FOR NEW CONSTRUCTION (SEP 2000)

A. If an Offeror proposes to satisfy the requirements of this SFO through the construction of a new building or the construction of an addition to an existing building, then such new building or addition shall fully meet seismic safety standards, as described in subparagraphs B and C.

B. For those buildings or additions to buildings described in subparagraph A, the Offeror shall provide a written certification from a licensed structural engineer that the building(s) conforms to the seismic standards for new construction of the current (as of the date of this SFO) edition of the International Conference of Building Officials' (ICBO) *Uniform Building Code* (UBC), the Building Officials and Code Administrators (BOCA) *National Building Code*, or the Southern Building Code Congress International (SBCCI) *Standard Building Code*.

C. All design and engineering documents, including structural engineering calculations, shall be made available for review by the Government during design development to ensure compliance with seismic safety standards.

1.20 LABOR STANDARDS (AUG 2003)

A. If an Offeror proposes to satisfy the requirements of this SFO through the construction of a new building or the complete rehabilitation or reconstruction of an existing building, and the Government will be the sole or predominant tenant such that any other use of the building will be functionally or quantitatively incidental to the Government's use and occupancy, the following Federal Acquisition Regulation (FAR) clauses shall apply to all work (including base building and tenant buildout) performed prior to the Government's acceptance of space as substantially complete. Full text versions of these clauses are available upon request from the Contracting Officer. Full text versions are also available at the following web site: *http://www.arnet.gov/far/*

52.222-4 Contract Work Hours and Safety Standards Act - Overtime Compensation

52.222-6 Davis-Bacon Act

52.222-7 Withholding of Funds

52.222-8 Payrolls and Basic Records

52.222-9 Apprentices and Trainees

52.222-10 Compliance with Copeland Act Requirements

52.222-11 Subcontracts (Labor Standards)

52.222-12 Contract Termination-Debarment

52.222-13 Compliance with Davis-Bacon and Related Act Regulations

52.222-14 Disputes Concerning Labor Standards

52.222-15 Certification of Eligibility

1.21 SECURITY FOR NEW CONSTRUCTION (NOV 2005)

A. The requirements of this SFO can only be satisfied through the construction of a new building that fully complies with the lease security standards as described in this SFO and its attachments.

B. For those buildings described in subparagraph A, the Offeror shall provide a written certification from a licensed professional engineer that the building(s) conforms with a minimum of:

1. Window glazing, with a performance condition as specified in this SFO, as prescribed by WINGARD 4.1 or later or WINLAC 4.3 software.

2. Facade protection level, with a performance condition as specified in this SFO, as prescribed by WINGARD 4.1 or later or WINLAC 4.3 software.

3. Setback distance, as specified in this SFO, from the face of the building's exterior to the protected/defended perimeter (i.e., any potential point of explosion). This means the distance from the building to the curb or other boundary protected by bollards, planters or other street furniture. Such potential points of explosion may be, but are not limited to, such areas that could be accessible by any motorized vehicle (i.e., street, alley, sidewalk, driveway, parking lot).

4. Lobbies, mailrooms, and loading docks shall not share a return-air system with the remaining areas of the building. The Lessor shall provide lobby, mailroom, and loading dock ventilation systems' outside air intakes and exhausts with low leakage, fast acting, isolation dampers that can be closed to isolate their systems. Dedicated HVAC shall be required for mailrooms only when the Government specifically requires a centrally operated mailroom. On buildings of more than four stories, air intakes shall be located on the fourth floor or higher. On buildings of three stories or less, air intakes shall be located on the roof or as high as practical. Locating intakes high on a wall is preferred over a roof location.

C. The Offeror shall provide a Pre-Lease Building Security Plan (BSP) with its offer that addresses its compliance with the lease security standards, as described in this SFO and its attachments.

D. The Offeror shall provide the Government with all design and engineering documents, including structural engineering calculations.

E. Offers must include an itemized estimate for the costs of each security item identified as "shell" in Section 9, "Lease Security Standards," and for any security item in Section 10, "Special Requirements," below.

2.0 AWARD FACTORS

2.1 ACCESSIBILITY AND SEISMIC SAFETY (SEP 2000)

A. All offers received in response to this SFO will be evaluated to determine whether the offers fully meet National Institute of Standards and Technology (NIST) NISTIR 5382, Interagency Committee on Seismic Safety in Construction (ICSSC) RP 4, *Standards of Seismic Safety for Existing Federally Owned or Leased Buildings*, as modified below, and the accessibility requirements for new construction of the Americans With Disabilities Act Accessibility Guidelines (ADAAG) (Code of Federal Regulations 36 CFR Part 1191, App. A) and the Uniform Federal Accessibility Standards (UFAS) (Federal Register vol. 49, No. 153, August 7, 1984, reissued as FED. STD. 795, dated April 1, 1988, and amended by Federal Property Management Regulations CFR 41, Subpart 101-19.6, Appendix A, 54 FR 12628, March 28, 1989). Where standards conflict, the more stringent shall apply. If any offers are received which fully meet accessibility and seismic safety requirements, then other offers, which do not fully meet these requirements, will not be considered.

B. The following UFAS provisions are clearly more stringent than the ADAAG:

1. *Work Areas.* The UFAS requires that all areas be accessible where there may be employment of persons with disabilities. The ADAAG requires only that people with disabilities be able to approach, enter, and exit a work area. [UFAS 4.1.4; ADAAG 4.1.1(3)]

2. *Work Surface Scoping.* The UFAS requires that 5 percent of all fixed or built-in employee work surfaces be accessible. The ADAAG does not require work surfaces in work areas to be accessible. Both the UFAS and the ADAAG require that 5 percent of fixed tables in public or common use areas be accessible. [UFAS 4.1.2(17) and 4.32; ADAAG 4.1.1(3) and 4.1.3(18)]

3. *No Elevator Exception.* The UFAS has no exception to the elevator requirement in all multi-story buildings and facilities. The ADAAG provides an exception to the elevator requirement in certain buildings that are under three stories or have less than 3,000 square feet per story. [UFAS 4.1.2(5); ADAAG 4.1.3(5) Exception 1]

4. *Entrances in Multi-Grade Buildings.* The UFAS requires at least one principle entrance at each grade floor to a building to be accessible. The ADAAG requires that 1) at least 50 percent of all public entrances be accessible and 2) the number of exits required by the applicable building/fire code be used in determining the total number of accessible entrances required in a building or facility. The UFAS requires more accessible entrances in certain multi-grade buildings. [UFAS 4.1.2.(8); ADAAG 4.1.3(8)]

5. *Elevator Controls.* The UFAS requires elevator controls to be mounted no higher than 48 inches "unless there is a substantial increase in cost," in which case 54 inches is allowed. The ADAAG allows 54 inches whenever a parallel approach is provided. [UFAS 4.10.12(3); ADAAG 4.10.12(3)]

C. FULL COMPLIANCE:

1. "Fully meets" as used herein with regard to the accessibility requirements means the offer fully complies with both the ADAAG and the UFAS requirements for new construction, including but not limited to: Parking and Passenger Loading Zones, Accessible Route, Entrance and Egress, Ramps, Stairs, Handrails, Doors, Elevators, Telephones, Controls, Signage, Alarms, Drinking Fountains, Storage Facilities, Seating and Workstations, Assembly Areas, and Toilet Rooms. Where standards conflict, the more stringent shall apply.

2. "Fully meets" as used herein with regard to the seismic safety requirements means that the Offeror has provided a written certification (example available for the Contracting Officer) from a licensed structural engineer certifying that both the building design and construction are in full compliance with the life-safety performance level of NISTIR 5382, ICSSC RP 4, *Standards of Seismic Safety for Existing Federally Owned or Leased Buildings*, **AS MODIFIED HEREIN**:

   a. FEMA-178, *NEHRP Handbook for the Seismic Evaluation of Existing Buildings*, shall be replaced with FEMA-310, *Handbook for the Seismic Evaluation of Buildings: A Prestandard.*

b. Section 1.3.1, Post-Benchmark Buildings (Table 1: Advisory Benchmark Years) shall be replaced with the below table.

BENCHMARK BUILDINGS (Table 3-1 of FEMA-310)

	Model Building Seismic Design Provisions		
BUILDING TYPE[1]	**BOCA**[ls]	**SBCCI**[ls]	**UBC**[ls]
Wood Frame, Wood Shear Panels (Type W1 and W2)[2]	1992	1993	1976
Wood Frame, Wood Shear Panels (Type W1A)	1992	1993	1976
Steel Moment Resisting Frame (Type S1 and S1A)	**	**	1994[4]
Steel Braced Frame (Type S2 and S2A)	1992	1993	1988
Light Metal Frame (Type S3)	*	*	*
Steel Frame w/Concrete Shear Walls (Type S4)	1992	1993	1976
Reinforced Concrete Moment Resisting Frame (Type C1)[3]	1992	1993	1976
Reinforced Concrete Shear Walls (Type C2 and C2A)	1992	1993	1976
Steel Frame with URM Infill (Type S5 and S5A)	*	*	*
Concrete Frame with URM Infill (Type C3 and C3A)	*	*	*
Tilt-up Concrete (Type PC1 and PC1A)	*	*	1997
Precast Concrete (Type PC2 and PC2A)	*	*	*
Reinforced Masonry (Type RM1)	*	*	1997
Reinforced Masonry (Type RM2)	1992	1993	1976
Unreinforced Masonry (Type URM)[5]	*	*	1991[6]
Unreinforced Masonry (Type URMA)	*	*	*

1 Building Type refers to one of the Common Building Types defined in Table 2-2 of FEMA-310.
2 Buildings on hillside sites shall not be considered Benchmark Buildings.
3 Flat Slab Buildings shall not be considered Benchmark Buildings.
4 Steel Moment-Resisting Frames shall comply with Section 2213.7.1.2 of the Uniform Building Code.
5 URM buildings evaluated using the ABK Methodology (ABK, 1984) may be considered Benchmark Buildings.
6 Refers to the UBCB Section of the UBC.
ls Only buildings designed and constructed or evaluated in accordance with FEMA-310 and being evaluated to the Life-Safety Performance level may be considered Benchmark Buildings.
* No Benchmark year; building shall be evaluated using FEMA-310.
** Local provisions shall be compared with the UBC.

BOCA Building Officials and Code Administrators, *National Building Code.*
SBCCI Southern Building Code Congress International, *Standard Building Code.*
UBC International Conference of Building Officials, *Uniform Building Code.*

c. Section 1.3.2, Leased Buildings, shall be revised as follows:

i. Buildings leased by the federal Government are exempt from these standards if both of the following apply:
(a) The leased space is less than 10,000 square feet **AND**
(b) The building is located in Regions of Low Seismicity in accordance with FEMA-310. According to FEMA-310, buildings located on sites for which the design short-period response acceleration, S_S, is less than 0.167 gravity (g), or for which the design one-second period response acceleration, S_1, is less than 0.067 g, shall be considered to be located within Regions of Low Seismicity.

d. FEMA-310, *Handbook for the Seismic Evaluation of Buildings: A Prestandard*, can be obtained by calling the Federal Emergency Management Agency (FEMA) Distribution Center at (800) 480-2520.

e. NISTIR 5382, ICSSC RP 4, *Standards of Seismic Safety for Existing Federally Owned or Leased Buildings*, can be obtained from the Building and Fire Research Laboratory, National Institute of Standards and Technology, Gaithersburg, MD 20899.

D. <u>SUBSTANTIAL COMPLIANCE</u>:

1. In accordance with both the ADAAG and the UFAS, if no offer is received which fully meets accessibility requirements for new construction, but an offer(s) is received which substantially meets these requirements, then other offers which do not substantially meet these requirements will not be considered. "Substantially meets" as used herein with regard to the accessibility requirements means the offer fully complies with both the ADAAG and the UFAS requirements for Parking and Passenger Loading Zones, Accessible Route, Entrance and Egress, Doors, Drinking Fountains, Toilet Rooms.

2. "Substantially meets" as used herein with regard to the seismic safety requirements will be determined by the Government based upon the Offeror's evaluation by a licensed structural engineer that specifically describes all exceptions to full compliance with the Model Building Seismic Design Provisions as shown in the Benchmark Buildings table above. The Offeror shall evaluate the building by using FEMA-310 and shall identify all deficiencies. Based upon the evaluation, the Contracting Officer will make an award to the Offeror which best meets both the seismic safety requirements and the other requirements of this SFO. Documentation of this evaluation shall be made available to the Government.

E. LESS THAN SUBSTANTIAL COMPLIANCE:
In accordance with both the ADAAG and the UFAS, if no offer is received which either fully or substantially meets the accessibility requirements of new construction, consideration will be given only to offers which meet the following minimum requirements:

1. At least one accessible route shall be provided from an accessible entrance to the leased space and all required accessible areas. At least one interior means of vertical access shall be provided. Elevators shall have complying Controls and Signage.

2. If parking is provided, then accessible spaces shall be included.

3. Accessible toilet rooms shall be provided as follows:

   a. Where more than one toilet room for each sex is provided on a floor on which the Government leases space, at least one toilet room for each sex on that floor shall be accessible.

   b. Where only one toilet room for each sex is provided on a floor on which the Government leases space, either one unisex toilet room or one toilet room for each sex on that floor shall be accessible.

   c. Where only one toilet room is provided in a building where the Government leases space, one unisex toilet room shall be accessible.

   d. In a qualified historic building where the Advisory Council on Historic Preservation determines that providing the above minimum accessible toilet facilities would threaten or destroy the historic integrity of the space, accessible unisex toilet room(s) shall be provided in the building.

F. If no offer is received which meets the minimum accessibility requirements described above, offers will not be considered unless a waiver of accessibility requirements is requested by the Contracting Officer and granted by the GSA Public Buildings Service Commissioner.

2.2 AWARD BASED ON PRICE (SEP 2000)
The lease will be awarded to the responsible Offeror whose offer conforms to the requirements of this SFO and is the lowest priced offer submitted. Refer to the "Price Evaluation" paragraph in the SUMMARY section of this SFO.

3.0 MISCELLANEOUS

3.1 TENANT IMPROVEMENTS PRIOR TO THE GOVERNMENT'S INITIAL ACCEPTANCE OF SPACE (SEP 2000)

A. The Lessor is required to provide cost or pricing data in conjunction with the Tenant Improvements as specified by the Government in GSA Form 3517, General Clauses.

B. In lieu of submitting detailed cost or pricing data and entering into negotiations to determine a final cost for the subject work, the Government (in accordance with FAR 15.403) is willing to accept a price based upon the results of a competitive proposal process if the following conditions are met:

1. The Lessor shall submit to the Government a proposal for overhead, profit, and architectural-engineering fees, permits, and regulatory fees for all Tenant Improvements.

   a. This will be negotiated and agreed upon prior to the award for the subject improvements (separate from lease award).

2. The scope of work includes the lease, the SFO, all SFO attachments, the construction drawings/documents, and written specifications. In cases of discrepancies, the Lessor shall immediately notify the Contracting Officer for resolution. All differences will be resolved by the Contracting Officer in accordance with the terms and conditions of the lease.

3. No building shell items shall be included in the competitive proposal.

4. A minimum of three qualified contractors shall be invited to participate in the competitive proposal process. Each participant shall compete independently in the process.

5. Each proposal shall be 1) submitted in Construction Specifications Institute (CSI) format by the proposed contractors and 2) reviewed by the Government. The Government reserves the right to determine if bids meet with the scope of work, that the price is reasonable, and that the Offeror is qualified to perform the work. The Government reserves the right to reject all bids, at its sole discretion.

6. The Government shall be represented at all negotiation sessions between the Lessor and potential contractors.

7. The Lessor shall demonstrate to the Government that best efforts have been made to obtain the most competitive prices possible, and the Lessor shall accept responsibility for all prices through direct contracts with all contractors.

8. The Lessor shall complete the competition and the cost proposal process in ten (10) working days or less from the date of issuance of completed construction documents. This will be considered the first ten (10) working days of the twenty one (21) days allotted to "Review of Working/construction Drawings." Refer to the "Construction Schedule of Tenant Improvements" paragraph in the MISCELLANEOUS section of this SFO.

9. Once the Government determines that there is adequate competition, and upon the Government's acceptance of the Lessor's cost proposal based upon that competition (provided the Lessor selects the competition's lowest priced bid of a contractor qualified to perform the subject work), the Contracting Officer shall issue to the Lessor a notice to proceed for the subject work.

10. The Lessor shall complete the work within the time frame requirements illustrated in the "Construction Schedule of Tenant Improvements" paragraph in the MISCELLANEOUS section of this SFO.

3.2 SUBSEQUENT TENANT IMPROVEMENTS $100,000 OR LESS (SEP 2000)

A. The Lessor may be requested to provide alterations during the term of the lease. Alterations will be ordered by issuance of GSA Form 276, Supplemental Lease Agreement, GSA Form 300, Order for Supplies or Services, or a Tenant Agency-approved form. The two clauses from GSA Form 3517, General Clauses, 552.232-25, *Prompt Payment* (Deviation FAR 52.232-25), and 552.232-70, *Invoice Requirements*, apply to orders for alterations. All orders are subject to the terms and conditions of this lease.

B. Orders may be placed by the 1) Contracting Officer, 2) GSA Buildings Manager, or 3) Tenant Agency officials when specifically authorized to do so by the Contracting Officer. The Contracting Officer will provide the Lessor with a list of Tenant Agency officials authorized to place orders and will specify any limitations on the authority delegated to Tenant Agency officials. The Tenant Agency officials are not authorized to deal with the Lessor on any other matters.

C. Payments for alterations ordered by the Tenant Agency will be made directly by the Tenant Agency placing the order.

3.3 ALTERNATE PROPOSALS

A. This SFO may specify certain items for which alternate proposals are required. For evaluation and negotiation, the offer shall state:

1. itemized costs for lump sum payment not to be included in the rental rate and

2. a rental rate which includes the costs of these items.

B. The Offeror shall provide costs for both methods of evaluation on GSA Form 1364, Proposal to Lease Space, in order to be considered for award. GSA may elect the option it deems most favorable.

3.4 **TAX ADJUSTMENT (SEP 2000)**

A. Real estate taxes, as referred to in this paragraph, are only those taxes which are assessed against the building and/or the land upon which the building is located, without regard to benefit to the property, for the purpose of funding general Government services. Real estate taxes shall not include, without limitation, general and/or special assessments, business improvement district assessments, or any other present or future taxes or governmental charges that are imposed upon the Lessor or assessed against the building and/or the land upon which the building is located.

B. Base year taxes as referred to in this paragraph are 1) the real estate taxes for the first 12-month period coincident with full assessment or 2) may be an amount negotiated by the parties that reflects an agreed upon base for a fully assessed value of the property.

C. The term "full assessment" as referred to in this paragraph means that the taxing jurisdiction has considered all contemplated improvements to the assessed property in the valuation of the same. Partial assessments for newly constructed projects or for projects under construction, conversion, or renovation will not be used for establishing the Government's base year for taxes.

D. The Lessor shall furnish the Contracting Officer with copies of all notices which may affect the valuation of said land and buildings for real estate taxes thereon, as well as all notices of a tax credit, all tax bills, and all paid tax receipts, or where tax receipts are not given, other similar evidence of payment acceptable to the Contracting Officer (hereinafter, evidence of payment), and a proper invoice (as described in GSA Form 3517, General Clauses, 552.232-75, *Prompt Payment*) of the tax adjustment including the calculation thereof, for each year that real estate taxes are incurred during the lease term or any extension thereof. All such documents are due within 10 calendar days of receipt except that the proper invoice and evidence of payment shall be submitted within 60 calendar days after the date the tax payment is due from the Lessor to the taxing authority. **FAILURE TO SUBMIT THE PROPER INVOICE AND EVIDENCE OF PAYMENT WITHIN SUCH TIME FRAME SHALL BE A WAIVER OF THE RIGHT TO RECEIVE PAYMENT RESULTING FROM AN INCREASED TAX ADJUSTMENT UNDER THIS PARAGRAPH.**

E. The Government shall 1) make a single annual lump sum payment to the Lessor for its share of any increase in real estate taxes during the lease term over the amount established as the base year taxes or 2) receive a rental credit or lump sum payment for its share of any decreases in real estate taxes during the lease term below the amount established as the base year taxes. The amount of lump sum payment or rental credit shall be based upon evidence of valuation and payment submitted by the Lessor to the Contracting Officer in accordance with subparagraph D.

1. In the event of an increase in taxes over the base year, the Lessor shall submit a proper invoice of the tax adjustment including the calculation thereof together with evidence of payment to the Contracting Officer. **THE GOVERNMENT SHALL BE RESPONSIBLE FOR PAYMENT OF ANY TAX INCREASE OVER THE BASE YEAR TAXES ONLY IF THE PROPER INVOICE AND EVIDENCE OF PAYMENT IS SUBMITTED BY THE LESSOR WITHIN 60 CALENDAR DAYS AFTER THE DATE THE TAX PAYMENT IS DUE FROM THE LESSOR TO THE TAXING AUTHORITY.** The due date for making payment shall be the 30th calendar day after receipt of evidence of payment by the Contracting Officer or the 30th calendar day after the anniversary date of the lease, whichever is later. If the lease terminates before the end of a tax year, payment for the tax increase due as a result of this section for the tax year will be prorated based on the number of days that the Government occupied the space. No increase will be paid, due, or owing unless all evidence of valuation and payment has been previously submitted to the Contracting Officer. The Government's payment for its share of real estate taxes shall not include any late charges, interest, or penalties imposed by the taxing authority as a result of the Lessor's delinquency in paying such taxes or charges.

2. In the event of a decrease in taxes from the base year, or in the event of any refund or tax deduction, the Lessor shall notify the Contracting Officer in accordance with subparagraph D. The Government shall be entitled to, and shall receive a credit for, the prorata reduction in taxes applicable to the premises encumbered by this lease, regardless of whether the Government has made a tax payment for that year. The Government's share of the credit will be determined in accordance with subparagraph F and shall be taken as a deduction from the rent. Any credit due the Government after the expiration or earlier termination of the lease (including, but not limited to, credits resulting from a decrease in taxes pursuant to a tax credit due the Lessor; a reduction in the tax assessment; or a tax appeal proceeding for a year of the lease, or portion thereof) shall be made by a lump sum payment to the Government or as a rental credit to any succeeding lease as determined by the Contracting Officer. The Lessor shall remit any lump sum payment to the Government within 15 calendar days of payment by the taxing authority to the Lessor or the Lessor's designee. If the credit due to the Government is not paid by the due date, interest shall accrue on the late payment at the rate established by the Secretary of the Treasury under Section 12 of the Contract Disputes Act of 1978 (United States Code 41 USC 611) that is in effect on the day after the due date. The interest penalty shall accrue daily on the amount of the credit and shall be compounded in 30-day increments inclusive from the first day after the due date through the payment date. The Government shall have the right to pursue the outstanding balance of any tax credit using all such collection methods as are available to the United States to collect debts. Such collection rights shall survive the expiration of this lease.

F. The Government shall pay its share of tax increases or shall receive its share of any tax decrease based on the ratio of the rentable square feet occupied by the Government to the total rentable square feet in the building or complex (percentage of occupancy). For the purpose of this lease, the Government's percentage of occupancy as of the date hereof is __________ percent based upon an occupancy of __________ rentable square feet in a building of __________ rentable square feet. This percentage shall be subject to adjustment to take into account additions or reductions of the amount of space as may be contemplated in this lease or amendments hereto. The block and lot/parcel or other identification numbers for the property, building(s), and parking areas(s) occupied under this lease are __________.

G. The Government may direct the Lessor upon reasonable notice to initiate a tax appeal, or the Government may decide to contest the tax assessment on behalf of the Government and the Lessor or for the Government alone. The Lessor shall furnish to the

INITIALS: ______ & ______
LESSOR GOV'T

Government information necessary for appeal of the tax assessment in accordance with the filing requirements of the taxing authority. If the Government decides to contest the tax assessment on its own behalf or on behalf of the Government and the Lessor, the Lessor shall cooperate and use all reasonable efforts including, but not limited to, affirming the accuracy of the documents, executing documents required for any legal proceeding, and taking such other actions as may be required. If the Lessor initiates an appeal on behalf of the Government, the Government and the Lessor will enter into an agreement to establish a method for sharing expenses and tax savings.

3.5 PERCENTAGE OF OCCUPANCY

The percent of the building occupied by the Government, for purposes of tax adjustments, will be established during negotiations.

3.6 OPERATING COSTS (SEP 2000)

A. Beginning with the second year of the lease and each year thereafter, the Government shall pay adjusted rent for changes in costs for cleaning services, supplies, materials, maintenance, trash removal, landscaping, water, sewer charges, heating, electricity, and certain administrative expenses attributable to occupancy. Applicable costs listed on GSA Form 1217, Lessor's Annual Cost Statement, when negotiated and agreed upon, will be used to determine the base rate for operating costs adjustment.

B. The amount of adjustment will be determined by multiplying the base rate by the percent of change in the Cost of Living Index. The percent change will be computed by comparing the index figure published in the month of the lease commencement date with the index figure published in the month which begins each successive 12-month period. For example, a lease which commences in June of 1995 would use the index published in June of 1995, and that figure would be compared with the index published in June of 1996, June of 1997, and so on, to determine the percent change. The Cost of Living Index will be measured by the Department of Labor revised Consumer Price Index for wage earners and clerical workers, U.S. city average, all items figure, (1982 to 1984 = 100) published by the Bureau of Labor Statistics. Payment will be made with the monthly installment of fixed rent. Rental adjustments will be effective on the anniversary date of the lease.

C. If the Government exercises an option to extend the lease term at the same rate as that of the original term, the option price will be based on the adjustment during the original term. Annual adjustments will continue.

D. In the event of any decreases in the Cost of Living Index occurring during the term of the occupancy under the lease, the rental amount will be reduced accordingly. The amount of such reductions will be determined in the same manner as increases in rent provided under this paragraph.

E. The offer shall clearly state whether the rental is firm throughout the term of the lease or if it is subject to annual adjustment of operating costs as indicated above. If operating costs will be subject to adjustment, those costs shall be specified on GSA Form 1364, Proposal to Lease Space, contained elsewhere in this SFO.

3.7 OPERATING COSTS BASE (SEP 2000)

The base for the operating costs adjustment will be established during negotiations based upon ANSI/BOMA Office Area square feet.

3.8 RENTABLE SPACE (SEP 2000)

Rentable space is the area for which a tenant is charged rent. It is determined by the building owner and may vary by city or by building within the same city. The rentable space may include a share of building support/common areas such as elevator lobbies, building corridors, and floor service areas. Floor service areas typically include restrooms, janitor rooms, telephone closets, electrical closets, and mechanical rooms. The rentable space does not include vertical building penetrations and their enclosing walls, such as stairs, elevator shafts, and vertical ducts.

3.9 ANSI/BOMA OFFICE AREA SQUARE FEET (SEP 2000)

A. For the purposes of this SFO, the Government recognizes the American National Standards Institute/Building Owners and Managers Association (ANSI/BOMA) international standard (Z65.1-1996) definition for Office Area, which means "the area where a tenant normally houses personnel and/or furniture, for which a measurement is to be computed."

B. ANSI/BOMA Office Area square feet shall be computed by measuring the area enclosed by the finished surface of the room side of corridors (corridors in place as well as those required by local codes and ordinances to provide an acceptable level of safety and/or to provide access to essential building elements) and other permanent walls, the dominant portion (refer to Z65.1) of building exterior walls, and the center of tenant-separating partitions. Where alcoves, recessed entrances, or similar deviations from the corridor are present, ANSI/BOMA Office Area square feet shall be computed as if the deviation were not present.

3.10 COMMON AREA FACTOR (SEP 2000)

If applicable, the Offeror shall provide the Common Area Factor (a conversion factor(s) determined by the building owner and applied by the owner to the ANSI/BOMA Office Area square feet to determine the rentable square feet for the offered space).

3.11 APPURTENANT AREAS

The right to use appurtenant areas and facilities is included. The Government reserves the right to post Government rules and regulations where the Government leases space.

INITIALS: ______ & ______
LESSOR GOVT

3.12 LIQUIDATED DAMAGES, GSAR 552.270-15 (SEP 1999)

In case of failure on the part of the Lessor to complete the work within the time fixed in the lease contract or letter of award, the Lessor shall pay the Government as fixed and agreed liquidated damages, pursuant to this paragraph, the sum of one day's gross rent for each and every calendar day that the delivery is delayed beyond the date specified for delivery of all the space ready for occupancy by the Government. This remedy is not exclusive and is in addition to any other remedies which may be available under this lease or at law.

3.13 ADJUSTMENT FOR VACANT PREMISES, GSAR 552.270-16 (VARIATION) (SEP 1999)

A. If the Government fails to occupy any portion of the leased premises or vacates the premises in whole or in part prior to expiration of the term of the lease, the rental rate will be reduced.

B. The rate will be reduced by that portion of the costs per ANSI/BOMA Office Area square foot of operating expenses not required to maintain the space. Said reduction shall occur after the Government gives 30 calendar days prior notice to the Lessor and shall continue in effect until the Government occupies the premises or the lease expires or is terminated.

3.14 RELOCATION ASSISTANCE ACT (MARCH 2002)

A. If an Offeror proposes an improved site and new construction will result in the displacement of individuals or businesses, the successful Offeror shall be responsible for payment of relocation costs in accordance with the Uniform Relocation Assistance and Real Property Acquisition Policies Act of 1970 (P.L. 91-646), as amended, and the implementing regulations at 49 CFR Part 24.

B. Offerors shall incorporate the cost of such assistance into their shell rental rate.

C. The successful Offeror shall give GSA the name of the person and agency to be providing the relocation assistance to site tenants. In addition, the successful Offeror must provide background information about the relocation agency and references for which the relocation agent has performed relocation assistance in the past. Depending upon the complexity of the relocation project, Offerors may be required to provide a relocation plan with final proposal revisions.

3.15 EVIDENCE OF CAPABILITY TO PERFORM (SEP 2000)

A. AT THE TIME OF SUBMISSION OF OFFERS, THE OFFEROR SHALL SUBMIT TO THE CONTRACTING OFFICER:

1. Satisfactory evidence of at least a conditional commitment of funds in an amount necessary to prepare the space. Such commitments shall be signed by an authorized bank officer and at a minimum shall state: amount of loan; term in years; annual percentage rate; and length of loan commitment.

2. The name of the proposed construction contractor, as well as evidence of the contractor's experience, competency, and performance capabilities with construction similar in scope to that which is required herein.

3. The license or certification to practice in the state where the facility is located from the individual(s) and/or firm(s) providing architectural and engineering design services.

4. Compliance with local zoning laws or evidence of variances, if any, approved by the proper local authority.

5. Evidence of ownership or control of site.

B. AFTER AWARD:
Within thirty (30) days after award, the successful Offeror shall provide to the Contracting Officer evidence of:

1. A firm commitment of funds in an amount sufficient to perform the work.

2. Award of a construction contract for Tenant Improvements with a firm completion date.

3. Issuance of a building permit covering construction of the improvements.

3.16 CONSTRUCTION SCHEDULE

A. Within thirty (30) days after award of the lease contract, the successful Offeror shall submit to the Contracting Officer a tentative construction schedule giving the dates on which the various phases of construction will be completed to coincide with the Government's required occupancy date. Refer to the "Occupancy Date" paragraph in the SUMMARY section of this SFO. The finalized schedule shall be submitted no later than forty-five (45) days after award.

B. The schedule shall include timing for completion of design and construction milestones including, but not limited to: 1) submittal of preliminary plans and specifications; 2) submittal of other working drawings; 3) issuance of a building permit; 4) completed construction documents; 5) start of construction; 6) completion of principal categories of work; 7) phased completion and availability for occupancy of each portion of the Government-demised area (by floor, block, or other appropriate category); and 8) final construction completion.

3.17 CONSTRUCTION SCHEDULE OF TENANT IMPROVEMENTS (SEP 2000)

A. The construction schedule shall commence upon lease award, unless otherwise expressly agreed by the Lessor and Government as stated in the lease. The schedule shall be divided into six tasks for each phase. These are: 1) the generation of the design intent drawings; 2) the Government's approval of the design intent drawings; 3) the Lessor's generation of the Government's

INITIALS: ______ & ______
LESSOR GOV'T

working/construction drawings; 4) the Government's review of the working/construction drawings; 5) the Lessor's construction of the subject leased area; and 6) the Government's acceptance of the Lessor's construction. Each of these tasks is detailed below. References to working days shall be based upon a 5-day work week (Monday through Friday, exclusive of federal holidays). References to "approval" shall mean such approval granted by the Contracting Officer. During the construction schedule, the Government may request regularly scheduled progress meetings and request that the Lessor keep meeting minutes of discussion topics and attendance. During design and construction, the Lessor may discover instances where the Government's directives conflict. In such cases, the Lessor shall immediately notify the Contracting Officer so that the Government may issue a determination as to how to proceed beyond the building shell.

B. DESIGN INTENT DRAWINGS:
The Government shall prepare and provide to the Lessor the Government's approved design intent drawings detailing the Tenant Improvements to be made by the Lessor within the Government-demised area. Design intent drawings, for the purposes of this lease, are defined as fully-dimensioned drawings of the leased space which include enough information to prepare construction drawings and shall consist of: 1) furniture locations, telephone and data outlet types and locations; 2) specifications necessary for calculation of electrical and HVAC loads; and 3) all finish/color/signage selections. Design intent drawings shall be due to the Lessor within thirty (30) working days from award.

C. WORKING/CONSTRUCTION DRAWINGS:
The Lessor shall prepare, out of the Tenant Improvement Allowance, final working/construction drawings for the improvements illustrated on the Government-approved design intent drawings. The working/construction drawings shall include all mechanical, electrical, plumbing, fire safety, lighting, structural, and architectural improvements scheduled for inclusion into the Government-demised area. Working/construction drawings shall also be annotated with all applicable specifications. The resulting product shall reflect requirements which are substantially the same as that specified by the Government-approved design intent drawings and shall incorporate neither extraneous additions nor deletions of requirements. The Lessor's working/construction drawings shall be due to the Government within thirty (30) working days of the Government's approval of the design intent drawings. Working/construction drawings shall clearly identify 1) Tenant Improvements already in place and 2) the work to be done by the Lessor or others. The Government may also require at the time of submission of working/construction drawings that the Lessor submit a written price proposal along with adequate cost and pricing data for any costs or credits to the Government which are beyond the scope of the original SFO and its attachments. Any work shown on the working/construction drawings which is building shell shall be clearly identified as such.

D. REVIEW OF WORKING/CONSTRUCTION DRAWINGS:
The Government retains the right to review, and request modifications (if necessary) to, the Lessor's working/construction drawings prior to the Lessor's commencement of interior construction. The Government's review of the working/construction drawings is limited to the working/construction drawings' conformance to the specific requirements of the SFO and to the approved design intent drawings. The Government shall perform all reviews of working/construction drawings within twenty one (21) working days of receipt of such from the Lessor. Should the Government require that modifications be made to the Lessor's working/construction drawings, the Government shall state such in writing to the Lessor, and the Lessor shall have seven (7) working days to cure all noted defects before returning the working/construction drawings to the Government for a subsequent review. Upon complete Government review for conformance of the working/construction drawings to the design intent drawings, **A NOTICE TO PROCEED SHALL BE TRANSMITTED TO THE LESSOR**, and the Lessor shall obtain the necessary permits and shall commence construction of the space. Notwithstanding the Government's review of the working/construction drawings, the Lessor is solely responsible and liable for the technical accuracy of the working/construction drawings in meeting all requirements and provisions of the lease and the Government-approved design intent drawings.

E. CONSTRUCTION OF TENANT IMPROVEMENTS:
The Lessor shall construct all Tenant Improvements in accordance with 1) the Government reviewed working/construction drawings and 2) all terms and conditions of the SFO. The Lessor shall complete Tenant Improvements within the timeframe specified in the Occupancy Date paragraph. The Lessor shall furnish a detailed construction schedule (such as Critical Path Method) to the Government within 5 days of issuance of the notice to proceed. Such schedule shall also indicate the dates available for the Government contractors to install telephone/data lines or equipment. The Government reserves the right to access any space within the building during the conduct of interior construction for the purposes of performing inspections or for installing Government-furnished equipment. The Government shall coordinate with the Lessor the activity of Government contractors in order to minimize conflicts with, and disruption to, other contractors on site. Access shall not be denied to authorized Government officials including, but not limited to, Government contractors, subcontractors, or consultants acting on behalf of the Government with regard to this project.

F. ACCEPTANCE OF SPACE:
Fourteen (14) days prior to the completion of interior construction, the Lessor shall issue written notice to the Government to inspect the space. The Government shall have ten (10) working days to inspect and to either accept or reject the subject space.

1. Substantially completed space will be accepted by the Government subject to the completion of minor punch list items. Space which is not substantially complete will not be accepted by the Government. Should the Government reject the Lessor's space as not substantially complete as defined herein, the Lessor shall immediately undertake remedial action and when ready shall issue a subsequent notice to inspect to the Government.

2. Before the Government will accept space, the Lessor shall provide to the Contracting Officer 1) evidence of the issuance of a building permit incorporating the construction of required improvements and 2) a copy of the Certificate of Occupancy.

G. RENT COMMENCEMENT:
The rent commencement date (for each increment) shall be the date that space acceptance is made by the Government. Any rental paid by the Government prior to actual occupancy shall be less the cost for services and utilities. In any event, the

INITIALS: [signature] & [signature]
LESSOR GOV'T

Government will not be required to accept space and commence rent prior to the original date as indicated in the Occupancy Date paragrpah.

H. LEASE COMMENCEMENT:
The Government shall issue GSA Form 276, Supplemental Lease Agreement, to establish the lease commencement date after the acceptance of all space. In any case, the lease commencement date shall not be prior to the rent commencement date.

3.18 PROGRESS REPORTS (SEP 2000)

After start of construction, at the Government's discretion, the successful Offeror shall submit to the Contracting Officer, written progress reports at intervals of thirty (30), sixty (60) and ninety (90) percent completion. Each report shall include information as to 1) percentage of the work completed by phase and trade; 2) a statement as to expected completion and occupancy date; 3) changes introduced into the work; and 4) general remarks on such items as material shortages, strikes, weather, etc. In addition, at the Government's discretion, the Lessor shall conduct weekly meetings to brief Government personnel and/or contractors regarding the progress of design and construction of the Government-demised area. Such meetings shall be held at a location to be designated by the Government.

3.19 CONSTRUCTION INSPECTIONS

A. Construction inspections will be made periodically by the Contracting Officer and/or designated technical representatives to review compliance with the SFO requirements and the final working drawings.

C. Periodic reviews, tests, and inspections by the Government are not to be interpreted as resulting in any approval of the Lessor's apparent progress toward meeting the Government's objectives but are intended to discover any information which the Contracting Officer may be able to call to the Lessor's attention to prevent costly misdirection of effort. The Lessor shall remain completely responsible for designing, constructing, operating, and maintaining the building in full accordance with the requirements of this SFO.

3.20 RESTORATION WAIVER

The lessor hereby waives and forever relinquishes any right to make a claim against the Government for restoration arising from alteration or removal of any alteration by the Government during the term of this lease or any extensions. Alterations may be completed by either the Government or lessor including initial build out of the lease space and/or any subsequent modifications required during the lease period. At the Government's sole discretion alterations will remain in the leased space after termination of the lease contract and will become property of the lessor.

4.0 GENERAL ARCHITECTURE

4.1 QUALITY AND APPEARANCE OF BUILDING EXTERIOR (SEP 2000)

The space offered shall be located in a modern office building with a facade of stone, marble, brick, stainless steel, aluminum, or other permanent materials in good condition acceptable to the Contracting Officer. If not in a new office building, the space offered shall be in a building that has undergone, or will complete by occupancy, first class restoration or adaptive reuse for office space with modern conveniences. If the restoration work is underway or proposed, then architectural plans acceptable to the Contracting Officer shall be submitted as part of the offer. The building shall be compatible with its surroundings. Overall, the building shall project a professional and aesthetically-pleasing appearance including an attractive front and entrance way. The building shall have energy-efficient windows or glass areas consistent with the structural integrity of the building, unless not appropriate for intended use. The facade, downspouts, roof trim, and window casing shall be clean and in good condition.

4.2 CONSTRUCTION WASTE MANAGEMENT (SEP 2000)

A. Recycling construction waste means providing all services necessary to furnish construction materials or wastes to organizations which will employ these materials or wastes in the production of new materials. Recycling includes required labor and equipment necessary to separate individual materials from the assemblies of which they form a part.

B. The Offeror shall submit to the Government a proposal to dispose of or recycle construction waste. Where the small quantity of material, the extraordinarily complex nature of the waste disposal method, or prohibitive expense for recycling would represent a genuine hardship, the Government may permit alternative means of disposal. This requirement shall also apply to subsequent alterations under the lease.

C. The Lessor shall recycle the following items during both the demolition and construction phases of the project, subject to economic evaluation and feasibility:

1. ceiling grid and tile;
2. light fixtures, including proper disposal of any transformers, ballasts, and fluorescent light bulbs;
3. duct work and HVAC equipment;
4. wiring and electrical equipment;
5. aluminum and/or steel doors and frames;
6. hardware;
7. drywall;
8. steel studs;
9. carpet, carpet backing, and carpet padding;
10. wood;
11. insulation;
12. cardboard packaging;
13. pallets;
14. windows and glazing materials;
15. all miscellaneous metals (as in steel support frames for filing equipment); and
16. all other finish and construction materials.

D. If any waste materials encountered during the demolition or construction phase are found to contain lead, asbestos, polychlorinated biphenyls (PCB's) (such as fluorescent lamp ballasts), or other harmful substances, they shall be handled and removed in accordance with federal and state laws and requirements concerning hazardous waste.

E. In addition to providing "one-time" removal and recycling of large-scale demolition items such as carpeting or drywall, the Lessor shall provide continuous facilities for the recycling of incidental construction waste during the initial construction.

F. Construction materials recycling records shall be maintained and shall be accessible to the Contracting Officer. Records shall include materials recycled or landfilled, quantity, date, and identification of hazardous wastes.

4.3 EXISTING FIT-OUT, SALVAGED, OR RE-USED BUILDING MATERIAL (SEP 2000)

A. Items and materials existing in the offered space, or to be removed from the offered space during the demolition phase, are eligible for reuse in the construction phase of the project. The reuse of items and materials is preferable to recycling them;

however, items considered for reuse shall be in refurbishable condition and shall meet the quality standards set forth by the Government in this SFO. In the absence of definitive quality standards, the Lessor shall ensure that the quality of the item(s) in question shall meet or exceed accepted industry or trade standards for first quality commercial grade applications.

B. The Lessor shall submit a reuse plan to the Contracting Officer. The Government will not pay for existing fixtures and other Tenant Improvements accepted in place. However, the Government will reimburse the Lessor, as part of the Tenant Improvement Allowance, the costs to repair or improve such fixtures or improvements identified on the reuse plan and approved by the Contracting Officer.

4.4 INDOOR AIR QUALITY DURING CONSTRUCTION (SEP 2000)

A. The Lessor shall provide to the Government material safety data sheets (MSDS) upon request for the following products prior to their installation or use: adhesives, caulking, sealants, insulating materials, fireproofing or firestopping materials, paints, carpets, floor and wall patching or leveling materials, lubricants, clear finish for wood surfaces, and janitorial cleaning products.

B. The Contracting Officer may eliminate from consideration products with significant quantities of toxic, flammable, corrosive, or carcinogenic material and products with potential for harmful chemical emissions. Materials used often or in large quantities will receive the greatest amount of review.

C. All MSDS shall comply with Occupational Safety and Health Administration (OSHA) requirements. The Lessor and its agents shall comply with all recommended measures in the MSDS to protect the health and safety of personnel.

D To the greatest extent possible, the Lessor shall sequence the installation of finish materials so that materials that are high emitters of volatile organic compounds (VOC) are installed and allowed to cure before installing interior finish materials, especially soft materials that are woven, fibrous, or porous in nature, that may adsorb contaminants and release them over time.

E. Where demolition or construction work occurs adjacent to occupied space, the Lessor shall erect appropriate barriers (noise, dust, odor, etc.) and take necessary steps to minimize interference with the occupants. This includes maintaining acceptable temperature, humidity, and ventilation in the occupied areas during window removal, window replacement, or similar types of work.

F. A final flush-out period of 48 hours to 72 hours shall be provided before occupancy. The Lessor shall ventilate with 100 percent outside air at the recommended air change rate during installation of materials and finishes. Refer to the latest edition of American Society of Heating, Refrigerating, and Air Conditioning Engineers, Inc. ANSI/(ASHRAE) Standard 62, *Ventilation for Acceptable Indoor Air Quality*. If outside air would cause unacceptable inside temperature levels, humidity levels, and/or air quality, an alternate ventilation plan may be submitted to the Contracting Officer for approval.

4.5 WORK PERFORMANCE (SEP 2000)

All work in performance of this lease shall be done by skilled workers or mechanics and shall be acceptable to the Contracting Officer. The Contracting Officer retains the right to reject the Lessor's workers 1) if such are either unlicensed, unskilled, or otherwise incompetent or 2) if such have demonstrated a history of either untimely or otherwise unacceptable performance in connection with work carried out in conjunction with either this contract or other Government or private contracts.

4.6 BUILDING SYSTEMS (JAN 1997)

Whenever requested, the Lessor shall furnish at no cost to GSA a report by a registered professional engineer(s) showing that the building and its systems as designed and constructed will satisfy the requirements of this lease.

4.7 SPACE EFFICIENCY (SEP 2000)

The design of the space offered shall be conducive to efficient layout and good utilization as determined by the Government at its sole discretion.

4.8 CAD AS-BUILT FLOOR PLANS (SEP 2000)

Computer-Aided Design (CAD) files of as-built floor plans showing the space under lease, as well as corridors, stairways, and core areas, shall be provided to the Contracting Officer along with the mylar drawings required in the "Floor Plans After Occupancy" paragraph in the GENERAL ARCHITECTURE section of this SFO. The plans shall have been generated by a CAD program which is compatible with the latest release of AutoCAD. The required file extension is .DWG. Clean and purged files shall be submitted on 3-1/2-inch double-sided, high density diskettes, or, if approved by the Contracting Officer, on CD-ROM or QIC (1/4-inch cartridge) tape. They shall be labeled with building name, address, list of drawing(s), date of the drawing(s), and Lessor's architect and phone number. The Lessor's operator shall demonstrate the submission on GSA equipment, if requested by the Contracting Officer.

4.9 FLOORS AND FLOOR LOAD (SEP 2000)

All adjoining floor areas shall be 1) of a common level not varying more than 1/4 inch over a 10-foot, 0-inch horizontal run in accordance with the American Concrete Institute standards, 2) non-slip, and 3) acceptable to the Contracting Officer. Underfloor surfaces shall be smooth and level. Office areas shall have a minimum live load capacity of 50 pounds per ANSI/BOMA Office Area square foot plus 20 pounds per ANSI/BOMA Office Area square foot for moveable partitions. Storage areas shall have a minimum live load capacity of 100 pounds per ANSI/BOMA Office Area square foot including moveable partitions. A report showing the floor load capacity, at no cost to the Government, by a registered professional engineer may be required. Calculations and structural drawings may also be required.

4.10 EXITS AND ACCESS (SEP 1991)

Vestibules shall be provided at public entrances and exits wherever weather conditions and heat loss are important factors for consideration. In the event of negative air pressure conditions, provisions shall be made for equalizing air pressure.

4.11 WINDOWS (SEP 2000)

A. Office space shall have windows in each exterior bay unless waived by the Contracting Officer.

B. All windows shall be weather-tight. Operable windows that open shall be equipped with locks. Off-street, ground level windows and those accessible from fire escapes, adjacent roofs, and other structures that can be opened shall be fitted with a sturdy locking device.

4.12 ACCESSIBILITY (SEP 2000)

The building, leased space, and areas serving the leased space shall be accessible to persons with disabilities in accordance with both the ADAAG (36 CFR Part 1191, App. A) and the UFAS (41 CFR Part 101-19.6, App. A). Where standards conflict, the more stringent shall apply.

4.13 LANDSCAPING (SEP 2000)

A. Where conditions permit, the site shall be landscaped for low maintenance and water conservation with plants that are either native or well-adapted to local growing conditions.

B. Landscape management practices shall prevent pollution by:

1. employing practices which avoid or minimize the need for fertilizers and pesticides;
2. prohibiting the use of the 2,4-Dichlorophenoxyacetic Acid (2,4-D) herbicide and organophosphates; and
3. composting/recycling all yard waste.

C. The Lessor shall use landscaping products with recycled content as required by Environmental Protection Agency's (EPA's) Comprehensive Procurement Guidelines (CPG) for landscaping products. Refer to EPA's CPG web site, *www.epa.gov/cpg.*

D. The Contracting Officer shall approve the landscaping to be provided.

5.0 ARCHITECTURAL FINISHES

5.1 RECYCLED CONTENT PRODUCTS (COMPREHENSIVE PROCUREMENT GUIDELINES) (SEP 2000)

A. The Lessor shall comply to the extent feasible with the Resource Conservation and Recovery Act (RCRA), Section 6002, 1976. The Lessor shall use recycled content products as indicated in this SFO and as designated by the U.S. Environmental Protection Agency (EPA) in the Comprehensive Procurement Guidelines (CPG), 40 CFR Part 247, and its accompanying Recovered Materials Advisory Notice (RMAN). The CPG lists the designated recycled content products. EPA also provides recommended levels of recycled content for these products. The list of designated products, EPA's recommendations, and lists of manufacturers and suppliers of the products can be found at the *www.epa.gov/cpg/products.htm* web site.

B. The Offeror, if unable to comply with both the CPG and RMAN lists, shall submit a request for waiver for each material to the Contracting Officer with initial offers. The request for waiver shall be based on the following criteria:

1. the cost of the recommended product is unreasonable;
2. inadequate competition exists;
3. items are not available within a reasonable period of time; and
4. items do not meet the SFO's performance standards.

5.2 ENVIRONMENTALLY PREFERABLE BUILDING PRODUCTS AND MATERIALS (SEP 2000)

A. The Lessor shall use environmentally preferable products and materials where economically feasible. Environmentally preferable products have a lesser or reduced effect on human health and the environment when compared to other products and services that serve the same purpose.

B. Refer to EPA's environmentally preferable products web site, *www.epa.gov/opptintr/epp*. In general, environmentally preferable products and materials do one or more of the following:

1. contain recycled material, are biobased, or have other positive environmental attributes;
2. minimize the consumption of resources, energy, or water;
3. prevent the creation of solid waste, air pollution, or water pollution; and
4. promote the use of non-toxic substances and avoid toxic materials or processes.

5.3 LAYOUT, FINISHES, AND COLORBOARDS (SEP 2000)

A. All building finishes shall be for first class, modem space.

B. The Lessor shall consult with the Contracting Officer prior to developing a minimum of five (5) color boards to include coordinated samples of finishes for all interior elements such as paint, wall coverings, base coving, carpet, window treatments, laminates, and vinyl flooring. All samples provided shall be in compliance with specifications set forth elsewhere in this SFO. Required color boards shall be provided within ten (10) working days of the request for such by the Contracting Officer. The color boards shall be approved by GSA prior to installation. Upon review with the Tenant Agency(ies), a selection of **ONE** color board shall be made within ten (10) working days, and unless otherwise specified prior to lease award, the Offeror may assume that **ONE** color board will be accepted for all finishes in the entire space under lease. No substitutes may be made by the Lessor after the color board is selected.

5.4 WOOD PRODUCTS (SEP 2000)

A. For all new installations of wood products, the Lessor is encouraged to use independently certified forest products. For information on certification and certified wood products, refer to the Forest Stewardship Council United States web site (*www.fscus.org/*) or the Certified Forest Products Council web site (*www.certifiedwood.org/*).

B. New installations of wood products used under this contract shall not contain wood from endangered wood species, as listed by the Convention on International Trade in Endangered Species. The list of species can be found at the following web site: *www.certifiedwood.org/Resources/CITES/CITESContent.html*.

C. Particle board, strawboard, and plywood materials shall comply with Department of Housing and Urban Development (HUD) standards for formaldehyde emission controls. Plywood materials shall not emit formaldehyde in excess of 0.2 parts per million (ppm), and particleboard materials shall not emit formaldehyde in excess of 0.3 ppm.

5.5 ADHESIVES AND SEALANTS (SEP 2000)

All adhesives employed on this project (including, but not limited to, adhesives for carpet, carpet tile, plastic laminate, wall coverings, adhesives for wood, or sealants) shall be those with the lowest possible VOC content below 20 grams per liter and which meet the requirements of the manufacturer of the products adhered or involved. The Lessor shall use adhesives and sealants with no formaldehyde or heavy metals.

5.6 INSULATION: THERMAL, ACOUSTIC, AND HVAC (SEP 2000)

A. All insulation products shall contain recovered materials as required by EPA's CPG and related recycled content recommendations.

B. No insulation installed with this project shall be material manufactured using chlorofluorocarbons (CFC's), nor shall CFC's be used in the installation of the product.

C. All insulation containing fibrous materials exposed to air flow shall be rated for that exposure or shall be encapsulated.

D. Insulating properties for all materials shall meet or exceed applicable industry standards. Polystyrene products shall meet American Society for Testing and Materials (ASTM) C578-91.

5.7 CEILINGS (SEP 2000)

A. Ceilings shall be at least 9 feet, 0 inches and no more than 12 feet, 0 inches measured from floor to the lowest obstruction. Areas with raised flooring shall maintain these ceiling height limitations above the finished raised flooring. Bulkheads and hanging or surface-mounted light fixtures which impede traffic ways shall be avoided. Ceilings shall be uniform in color and appearance throughout the leased space, with no obvious damage to tiles or grid.

B. Ceilings shall have a minimum noise reduction coefficient (NRC) of 0.60 throughout the Government-demised area.

C. Prior to closing the ceiling, the Lessor shall coordinate with the Government for the installation of any items above the ceiling.

D. Should the ceiling be installed in the Government-demised area prior to the Tenant Improvements, then the Lessor shall be responsible for all costs in regard to the disassembly, storage during alterations, and subsequent re-assembly of any of the ceiling components which may be required to complete the Tenant Improvements. The Lessor shall also bear the risk for any damage to the ceiling or any components thereof during the alterations.

E. Ceilings shall be a flat plane in each room and shall be suspended with ample light fixtures and finished as follows unless an alternate equivalent is pre-approved by the Contracting Officer:

1. *Restrooms.* Plaster or pointed and taped gypsum board.

2. *Offices and Conference Rooms.* Mineral and acoustical tile or lay in panels with textured or patterned surface and tegular edges or an equivalent pre-approved by the Contracting Officer. Tiles or panels shall contain recycled content.

3. *Corridors and Eating/Galley Areas.* Plaster or pointed and taped gypsum board or mineral acoustical tile.

5.8 WALL COVERINGS (SEP 2000)

A. BUILDING SHELL:

1. *Physical Requirements.*
   a. Prior to occupancy, all restrooms within the building common areas of Government-occupied floors shall have 1) ceramic tile in splash areas and 2) vinyl wall covering not less than 13 ounces per square yard as specified in Federal Specification (FS) CCC-W-408C on remaining wall areas or an equivalent pre-approved by the Contracting Officer.

   b. Prior to occupancy, all elevator areas which access the Government-demised area and hallways accessing the Government-demised area shall be covered with vinyl wall coverings not less than 22 ounces per square yard as specified in FS CCC-W-408C or an equivalent pre-approved by the Contracting Officer.

2. *Replacement.* All wall covering shall be maintained in "like new" condition for the life of the lease. Wall covering shall be replaced or repaired at the Lessor's expense any time during the Government's occupancy if it is torn, peeling or permanently stained; the ceramic tile in the restrooms shall be replaced or repaired if it is loose, chipped, broken, or permanently discolored. All repair and replacement work shall be done after working hours.

B. TENANT IMPROVEMENT INFORMATION:

1. In the event the Government chooses to install wall covering as part of the Tenant Improvement Allowance, the minimum standard is established as vinyl or polyolefin commercial wall covering weighing not less that 13 ounces per square yard as specified in FS CCC-W-408C or equivalent. The finish shall be pre-approved by the Contracting Officer.

2. All wall covering in the Government-demised area shall be maintained in "like new" condition for the life of the lease. Repair or replacement of wall covering shall be at the Lessor's expense and shall include the moving and returning of furnishings, (except where wall covering has been damaged due to the negligence of the Government), any time during the occupancy by the Government if it is torn, peeling, or permanently stained. All repair and replacement work shall be done after working hours.

5.9 PAINTING (SEP 2000)

A. BUILDING SHELL:

1. The Lessor shall bear the expense for all painting associated with the building shell. These areas shall include all common areas. Exterior perimeter walls and interior core walls within the Government-demised area shall be spackled and prime

painted with low VOC primer. If any building shell areas are already painted prior to Tenant Improvements, then the Lessor shall repaint, at the Lessor's expense, as necessary during Tenant Improvements.

2. Public areas shall be painted at least every 3 years.

B. TENANT IMPROVEMENT INFORMATION:

1. Prior to occupancy, all surfaces within the Government-demised area which are designated by GSA for painting shall be newly finished in colors acceptable to GSA.

2. Where feasible, reprocessed or consolidated latex paint with zero or low VOC shall be used in accordance with EPA's CPG on all painted surfaces. The type of paint shall be acceptable to the Contracting Officer. The Lessor shall follow the manufacturer's recommendations for the application and maintenance of all paint products.

3. Painted surfaces shall be repainted at the Lessor's expense, including the moving and returning of furnishings, any time during the occupancy by the Government if it is peeling or permanently stained, except where damaged due to the negligence of the Government. All work shall be done after normal working hours as defined elsewhere in this SFO.

4. If the Government desires cyclical repainting during the term of the lease, the cost will be borne by the Tenant Agency.

5.10 DOORS: EXTERIOR (SEP 2000)

A. BUILDING SHELL:

1. Exterior doors shall be provided at the Lessor's expense unless explicitly requested by the Government in addition to those provided by the Lessor. Exterior doors shall be weather-tight and shall open outward. Hinges, pivots, and pins shall be installed in a manner which prevents removal when the door is closed and locked.

2. These doors shall have a minimum clear opening of 32" wide x 80" high (per leaf). Doors shall be heavy-duty, flush, 1) hollow steel construction, 2) solid-core wood, or 3) insulated tempered glass. As a minimum requirement, hollow steel doors shall be fully insulated, flush, #16-gauge hollow steel. Solid-core wood doors and hollow steel doors shall be at least 1-3/4 inches thick. Door assemblies shall be of durable finish and shall have an aesthetically-pleasing appearance acceptable to the Contracting Officer. The opening dimensions and operations shall conform to the governing building, fire safety, accessibility for the disabled, and energy codes and/or requirements.

5.11 DOORS: SUITE ENTRY (SEP 2000)

A. TENANT IMPROVEMENT INFORMATION:

Suite entry doors shall be provided as part of the Tenant Improvements at the Government's expense and shall have a minimum clear opening of 32" wide x 84" high (per leaf). Doors shall meet the requirements of being a flush, solid-core, 1-3/4-inch thick, wood door with a natural wood veneer face or an equivalent pre-approved by the Contracting Officer. Hollow core wood doors are not acceptable. They shall be operable by a single effort and shall be in accordance with *National Building Code* requirements. Doors shall be installed in a metal frame assembly, finished with a semi-gloss oil based paint finish.

5.12 DOORS: INTERIOR (SEP 2000)

A. TENANT IMPROVEMENT INFORMATION:

Doors within the Government-demised area shall be provided as part of the Tenant Improvements at the Government's expense and shall have a minimum clear opening of 32" wide x 80" high. Doors shall meet the requirements of being a flush, solid-core, wood door with a natural wood veneer face or an equivalent pre-approved by the Contracting Officer. Hollow core wood doors are not acceptable. They shall be operable with a single effort and shall be in accordance with *National Building Code* requirements. Doors shall be installed in a metal frame assembly, primed and finished with a low VOC semi-gloss oil based paint with no formaldehyde.

5.13 DOORS: HARDWARE (NOV 2005)

A. BUILDING SHELL:

Doors shall have door handles or door pulls with heavyweight hinges. All doors shall have corresponding doorstops (wall- or floor-mounted) and silencers. All public use doors and toilet room doors shall be equipped with kick plates. Exterior doors and all common area doors shall have automatic door closers. All building exterior doors shall have locking devices installed to reasonably deter unauthorized entry. Properly rated and labeled fire door assemblies shall be installed on all fire egress doors.

B. TENANT IMPROVEMENT INFORMATION:

Doors shall have door handles or door pulls with heavy-weight hinges. All doors shall have corresponding door stops (wall- or floor-mounted) and silencers. All door entrances leading into the Government-demised area from public corridors and exterior doors shall have automatic door closers. Doors designated by the Government shall be equipped with 5-pin, tumbler cylinder locks, and strike plates. All locks shall be master keyed. The Government shall be furnished with at least two master keys for each lock. Any exterior entrance shall have a high security lock, with appropriate key control procedures, as determined by Government specifications. Hinge pins and hasps shall be secured against unauthorized removal by using spot welds or peened mounting bolts. The exterior side of the door shall have a lock guard or astragal to prevent jimmying of the latch hardware. Doors used for egress only shall not have any operable exterior hardware. All security-locking arrangements on doors used for egress shall comply with requirements of NFPA 101.

5.14 DOORS: IDENTIFICATION (SEP 2000)

A. BUILDING SHELL:

All signage required in common areas unrelated to tenant identification shall be provided and installed at the Lessor's expense.

B. TENANT IMPROVEMENT INFORMATION:

Door identification shall be installed in approved locations adjacent to office entrances as part of the Tenant Improvement Allowance. The form of door identification shall be approved by the Contracting Officer.

5.15 PARTITIONS: GENERAL (SEP 2000)

A. BUILDING SHELL:

Partitions in public areas shall be marble, granite, hardwood, sheetrock covered with durable vinyl wall covering, or an equivalent pre-approved by the Contracting Officer.

5.16 PARTITIONS: PERMANENT (SEP 2000)

A. BUILDING SHELL:

Permanent partitions shall extend from the structural floor slab to the structural ceiling slab. They shall be provided by the Lessor at the Lessor's expense as necessary to surround the Government-demised area, stairs, corridors, elevator shafts, toilet rooms, all columns, and janitor closets. They shall have a flame spread rating of 25 or less and a smoke development rating of 50 or less (ASTM E-84). Stairs, elevators, and other floor openings shall be enclosed by partitions and shall have the fire resistance required by National Fire Protection Association (NFPA) Standard 101, *Life Safety Code*.

5.17 PARTITIONS: SUBDIVIDING (SEP 2000)

A. BUILDING SHELL:

Any demolition of existing improvements which is necessary to satisfy the Government's layout shall be done at the Lessor's expense.

B. TENANT IMPROVEMENT INFORMATION:

1. Office subdividing partitions shall comply with applicable building codes and local requirements and shall be provided at the expense of the Government. Partitioning shall extend from the finished floor to the finished ceiling and shall be designed to provide a sound transmission class (STC) of 37. Partitioning shall be installed by the Lessor at locations to be determined by the Government as identified in the design intent drawings. They shall have a flame spread rating of 25 or less and a smoke development rating of 50 or less (ASTM E-84).

2. HVAC shall be rebalanced and lighting repositioned, as appropriate, after installation of partitions.

3. Partitioning requirements may be met with existing partitions if they meet the Government's standards and layout requirements.

5.18 FLOOR COVERING AND PERIMETERS (SEP 2000)

A. BUILDING SHELL:

1. Exposed interior floors in primary entrances and lobbies shall be marble, granite, terrazzo, or an equivalent pre-approved by the Contracting Officer. Exposed interior floors in secondary entrances, elevator lobbies, and primary interior corridors shall be high-grade carpet, marble, granite, terrazzo, durable vinyl composite tile, or an equivalent pre-approved by the Contracting Officer. Resilient flooring, or an equivalent pre-approved by the Contracting Officer, shall be used in telecommunications rooms. Floor perimeters at partitions shall have wood, rubber, vinyl, marble, carpet base, or an equivalent pre-approved by the Contracting Officer.

2. Terrazzo, unglazed ceramic tile, recycled glass tile, and/or quarry tile shall be used in all toilet and service areas unless another covering is pre-approved by the Contracting Officer.

B. CARPET – REPAIR OR REPLACEMENT:

1. Except when damaged by the Government, the Lessor shall repair or replace carpet at the Lessor's expense at any time during the lease term when:

   a. backing or underlayment is exposed;

   b. there are noticeable variations in surface color or texture; or

   c. tears and tripping hazards are present.

2. Repair or replacement shall include the moving and returning of furnishings. Work shall be performed after normal working hours as defined elsewhere in this SFO.

C. RESILIENT FLOORING – REPAIR OR REPLACEMENT:

1. Except when damaged by the Government, the Lessor shall repair or replace resilient flooring at the Lessor's expense at any time during the lease term when:

   a. it has curls, upturned edges, or other noticeable variations in texture.

2. Repair or replacement shall include the moving and returning of furnishings. Work shall be performed after normal working hours as defined elsewhere in this SFO.

D. TENANT IMPROVEMENT INFORMATION:

1. Floor covering shall be either carpet or resilient flooring, as specified in the Government's design intent drawings. Floor perimeters at partitions shall have wood, rubber, vinyl, carpet base, or an equivalent pre-approved by the Contracting Officer.

2. The use of existing carpet may be approved by the Contracting Officer; however, existing carpet shall be repaired, stretched, and cleaned before occupancy and shall meet the static buildup requirement for new carpet.

3. If the Government requires restrooms and/or shower rooms in the Government-demised area, floor covering shall be terrazzo, unglazed ceramic tile, and/or quarry tile.

E. INSTALLATION:

Floor covering shall be installed in accordance with manufacturing instructions to lay smoothly and evenly.

5.19 CARPET TILE (SEP 2000)

A. Any carpet to be newly installed shall meet the following specifications:

1. *Pile Yarn Content.* Pile yarn content shall be staple filament or continuous filament branded by a fiber producer (e.g., Allied, DuPont, Monsanto, BASF), soil-hiding nylon or polyethylene terephthalate (PET) resin.

2. *Environmental Requirements.* The Lessor shall use carpet that meets the "Green Label" requirements of the Carpet and Rug Institute unless an exception is granted by the Contracting Officer.

3. *Carpet Pile Construction.* Carpet pile construction shall be tufted level loop, level cut pile, or level cut/uncut pile.

4. *Pile Weight.* Pile weight shall be a minimum of 26 ounces per square yard for level loop and cut pile. Pile weight shall be a minimum of 32 ounces per square yard for plush and twist.

5. *Secondary Back.* The secondary back shall be polyvinyl chloride, ethylene vinyl acetate, polyurethane, polyethylene, bitumen, or olefinic hardback reinforced with fiberglass.

6. *Total Weight.* Total weight shall be a minimum of 130 ounces per square yard.

7. *Density.* The density shall be 100 percent nylon (loop and cut pile) with a minimum of 4,000; other fibers, including blends and combinations with a minimum of 4,500.

8. *Pile Height.* The minimum pile height shall be 1/8 inch. The combined thickness of the pile, cushion, and backing height shall not exceed 1/2 inch (13 mm).

9. *Static Buildup.* Static buildup shall be a maximum of 3.5 kilovolt, when tested in accordance with AATCC-134.

10. *Carpet Construction.* Carpet construction shall be a minimum of 64 tufts per square inch.

5.20 ACOUSTICAL REQUIREMENTS (SEP 2000)

A. BUILDING SHELL:

1. *Reverberation Control.* Ceilings in carpeted space shall have a noise reduction coefficient (NRC) of not less than 0.55 in accordance with ASTM C-423. Ceilings in offices, conference rooms, and corridors having resilient flooring shall have an NRC of not less than 0.65.

2. *Ambient Noise Control.* Ambient noise from mechanical equipment shall not exceed noise criteria curve (NC) 35 in accordance with the ASHRAE *Handbook of Fundamentals* in offices and conference rooms; NC 40 in corridors, cafeterias, lobbies, and toilets; NC 50 in other spaces.

3. *Noise Isolation.* Rooms separated from adjacent spaces by ceiling-high partitions (not including doors) shall not be less than the following noise isolation class (NIC) standards when tested in accordance with ASTM E-336:

   a. Conference rooms NIC 40

   b. Offices NIC 35

4. *Testing.*

   a. The Contracting Officer may require, at no cost to the Government, test reports by a qualified acoustical consultant showing that acoustical requirements have been met.

   b. The requirements of this paragraph shall take precedence over any additional specifications in this SFO if there is a conflict.

5.21 WINDOW COVERINGS (SEP 2000)

A. TENANT IMPROVEMENT INFORMATION:

1. *Window Blinds.* All exterior windows shall be equipped with window blinds in new or like new condition, which shall be provided as part of the Tenant Improvement Allowance. The blinds may be aluminum or plastic vertical blinds or horizontal blinds with aluminum slats of 1-inch width or less or an equivalent pre-approved by the Contracting Officer. The window blinds shall have non-corroding mechanisms and synthetic tapes. Color selection will be made by the Contracting Officer.

2. *Draperies.* If draperies are required, the following minimum specifications shall apply:

   a. Fabrics shall be lined with either white or off-white plain lining fabric suited to the drapery fabric weight. Draperies shall be either floor-, apron-, or sill-length, as specified by the Government, and shall be wide enough to cover window and trim. Draperies shall be hung with drapery hooks on well-anchored heavy duty traverse rods. Traverse rods shall draw from either the center, right, or left side.

   b. Construction. Any draperies to be newly installed, shall be made as follows:

      i. fullness of 100 percent, including overlap, side hems, and necessary returns;
      ii. double headings of 4 inches turned over a 4-inch permanently finished stiffener;
      iii. doubled side hems of 1-1/2 inches; 4-inch doubled and blind stitched bottom hems;
      iv. three-fold pinch pleats;
      v. safety stitched intermediate seams;
      vi. matched patterns;
      vii. tacked corners; and
      viii. no raw edges or exposed seams.

   c. Use of existing draperies must be approved by the Contracting Officer.

5.22 BUILDING DIRECTORY (SEP 2000)

A. BUILDING SHELL:

A tamper-proof directory with lock shall be provided in the building lobby listing the Government agency(ies). It must be acceptable to the Contracting Officer.

5.23 FLAG POLE (SEP 2000)

A. BUILDING SHELL:

If the Government is the sole occupant of the building, a flag pole shall be provided at a location to be approved by the Contracting Officer. The flag will be provided by the Government. This requirement may be waived if determined inappropriate by GSA.

6.0 MECHANICAL, ELECTRICAL, PLUMBING

6.1 MECHANICAL, ELECTRICAL, PLUMBING: GENERAL (SEP 2000)

A. BUILDING SHELL:

The Lessor shall provide and operate all building equipment and systems in accordance with applicable technical publications, manuals, and standard procedures. Mains, lines, and meters for utilities shall be provided by the Lessor. Exposed ducts, piping, and conduits are not permitted in office space.

6.2 ENERGY COST SAVINGS (SEP 2000)

A. The Offeror is encouraged to use 1) Energy Savings Performance Contracts (ESPC) or 2) utility agreements to achieve, maintain, and/or exceed the ENERGY STAR Benchmark Score of 75. The Offeror is encouraged to include shared savings in the offer as a result of energy upgrades where applicable. The ENERGY STAR Online Benchmark Tool can be found at the *www.epa.gov/energystar* web site.

B. All new construction shall achieve an ENERGY STAR Building Label within 1 year after reaching 95 percent occupancy and will continue to retain the ENERGY STAR Building Label if the level of performance is maintained.

C. The Offeror may obtain a list of energy service companies qualified under the Energy Policy Act to perform ESPC, as well as additional information on cost-effective energy efficiency, renewables, and water conservation. For the ESPC qualified list, refer to the *www.eren.doe.gov/femp* web site, or call the FEMP Help Desk at 1-800-566-2877.

6.3 DRINKING FOUNTAINS (SEP 2000)

A. BUILDING SHELL:

The Lessor shall provide, on each floor of office space, a minimum of one chilled drinking fountain within every 150 feet, 0 inches of travel distance.

6.4 TOILET ROOMS (SEP 2000)

A. BUILDING SHELL:

1. Separate toilet facilities for men and women shall be provided on each floor occupied by the Government in the building. The facilities shall be located so that employees will not be required to travel more than 200 feet, 0 inches on one floor to reach the toilets. Each toilet room shall have sufficient water closets enclosed with modern stall partitions and doors, urinals (in men's room), and hot (set in accordance with applicable building codes) and cold water. Water closets and urinals shall not be visible when the exterior door is open.

2. Each main toilet room shall contain the following equipment:

   a. a mirror above the lavatory;

   b. a toilet paper dispenser in each water closet stall, that will hold at least two rolls and allow easy, unrestricted dispensing;

   c. a coat hook on the inside face of the door to each water closet stall and on several wall locations by the lavatories;

   d. at least one modern paper towel dispenser, soap dispenser, and waste receptacle for every two lavatories;

   e. a coin-operated sanitary napkin dispenser in women's toilet rooms with a waste receptacle for each water closet stall;

   f. ceramic tile, recycled glass tile, or comparable wainscot from the floor to a minimum height of 4 feet, 6 inches;

   g. a disposable toilet seat cover dispenser; and

   h. a counter area of at least 2 feet, 0 inches in length, exclusive of the lavatories (however, it may be attached to the lavatories) with a mirror above and a ground fault interrupt-type convenience outlet located adjacent to the counter area.

B. If newly installed, toilet partitions shall be made from recovered materials as listed in EPA's CPG.

6.5 TOILET ROOMS: FIXTURE SCHEDULE (SEP 2000)

A. BUILDING SHELL:

1. The toilet fixture schedule specified below shall be applied to each full floor based on one person for each 135 ANSI/BOMA Office Area square feet of office space in a ratio of 20 percent men and 80 percent women.

2. Refer to the schedule separately for each sex.

NUMBER OF MEN*/WOMEN	WATER CLOSETS	LAVATORIES
1 - 15	1	1
16 - 35	2	2
36 - 55	3	3
56 - 60	4	3
61 - 80	4	4
81 - 90	5	4
91 - 110	5	5
111 - 125	6	5
126 - 150	6	**
> 150	***	

* In men's facilities, urinals may be substituted for 1/3 of the water closets specified.

** Add one lavatory for each 45 additional employees over 125.

*** Add one water closet for each 40 additional employees over 150.

3. For new installations:

   a. Water closets shall not use more than 1.6 gallons per flush.

   b. Urinals shall not use more than 1.0 gallons per flush.

   c. Faucets shall not use more than 2.5 gallons per minute at a flowing water pressure of 80 pounds per square inch.

6.6 JANITOR CLOSETS (SEP 2000)

A. BUILDING SHELL:

Janitor closets with service sink, hot and cold water, and ample storage for cleaning equipment, materials, and supplies shall be provided on all floors. Each janitor closet door shall be fitted with an automatic deadlocking latch bolt with a minimum throw of 1/2 inch.

6.7 HEATING AND AIR CONDITIONING (SEP 2000)

A. BUILDING SHELL:

1. Temperatures shall conform to local commercial equivalent temperature levels and operating practices in order to maximize tenant satisfaction. These temperatures shall be maintained throughout the leased premises and service areas, regardless of outside temperatures, during the hours of operation specified in the lease.

2. During non-working hours, heating temperatures shall be set no higher than 55° Fahrenheit, and air conditioning shall not be provided except as necessary to return space temperatures to a suitable level for the beginning of working hours. Thermostats shall be secured from manual operation by key or locked cage. A key shall be provided to the GSA Field Office Manager.

3. Simultaneous heating and cooling are not permitted.

4. Areas having excessive heat gain or heat loss, or affected by solar radiation at different times of the day, shall be independently controlled.

5. *Equipment Performance*. Temperature control for office spaces shall be assured by concealed central heating and air conditioning equipment. The equipment shall maintain space temperature control over a range of internal load fluctuations of plus 0.5 W/sq.ft. to minus 1.5 W/sq.ft. from initial design requirements of the tenant.

6. *HVAC Use During Construction*. The permanent HVAC system may be used to move both supply and return air during the construction process only if the following conditions are met:

   a. a complete air filtration system with 60 percent efficiency filters is installed and properly maintained;

   b. no permanent diffusers are used;

   c. no plenum-type return air system is employed;

d. the HVAC duct system is adequately sealed to prevent the spread of airborne particulate and other contaminants; and

e. following the building "flush-out," all duct systems are vacuumed with portable high-efficiency particulate arrestance (HEPA) vacuums and documented clean in accordance with National Air Duct Cleaners Association (NADCA) specifications.

7. *Ductwork Re-use and Cleaning.* Any ductwork to be reused and/or to remain in place shall be cleaned, tested, and demonstrated to be clean in accordance with the standards set forth by NADCA. The cleaning, testing, and demonstration shall occur immediately prior to Government occupancy to avoid contamination from construction dust and other airborne particulates.

8. *Insulation.* All insulation shall contain recovered materials as required by EPA's CPG and related recycled content recommendations.

9. The Lessor shall conduct HVAC system balancing after any HVAC system alterations during the term of the lease and shall make a reasonable attempt to schedule major construction outside of office hours.

B. TENANT IMPROVEMENT INFORMATION:

1. *Zone Control.* Individual thermostat control shall be provided for office space with control areas not to exceed 2,000 ANSI/BOMA Office Area square feet. Areas which routinely have extended hours of operation shall be environmentally controlled through dedicated heating and air conditioning equipment. Special purpose areas (such as photocopy centers, large conference rooms, computer rooms, etc.) with an internal cooling load in excess of 5 tons shall be independently controlled. Concealed package air conditioning equipment shall be provided to meet localized spot cooling of tenant special equipment. Portable space heaters are prohibited from use.

6.8 VENTILATION (SEP 2000)

A. During working hours in periods of heating and cooling, ventilation shall be provided in accordance with the latest edition of ANSI/ASHRAE Standard 62, *Ventilation for Acceptable Indoor Air Quality.*

B. Air filtration shall be provided and maintained with filters having a minimum efficiency rating as determined by ANSI/ASHRAE Standard 52.2, *Method of Testing General Ventilation Air Cleaning Devices for Removal Efficiency by Particle Size.* Pre-filters shall be 30 percent to 35 percent efficient. Final filters shall be 80 percent to 85 percent efficient for particles at 3 microns.

C. Where the Lessor proposes that the Government shall pay utilities, the following shall apply:

1. an automatic air or water economizer cycle shall be provided to all air handling equipment, and

2. the building shall have a fully functional building automation system capable of control, regulation, and monitoring of all environmental conditioning equipment. The building automation system shall be fully supported by a service and maintenance contract.

6.9 VENTILATION: TOILET ROOMS (DEC 1993)

Toilet rooms shall be properly exhausted, with a minimum of 10 air changes per hour.

6.10 ELECTRICAL: GENERAL (SEP 2000)

The Lessor shall be responsible for meeting the applicable requirements of local codes and ordinances. When codes conflict, the more stringent standard shall apply. Main service facilities shall be enclosed. The enclosure may not be used for storage or other purposes and shall have door(s) fitted with an automatic deadlocking latch bolt with a minimum throw of 1/2 inch. Distribution panels shall be circuit breaker type with 10 percent spare power load and circuits.

6.11 ELECTRICAL: DISTRIBUTION (SEP 2000)

A. BUILDING SHELL:

1. Main power distribution switchboards and distribution and lighting panel boards shall be circuit breaker type with copper buses that are properly rated to provide the calculated fault circuits. All power distribution panel boards shall be supplied with separate equipment ground buses. All power distribution equipment shall be required to handle the actual specified and projected loads plus 10 percent spare load capacity. Distribution panels are required to accommodate circuit breakers for the actual calculated needs plus 10 percent spare circuits that will be equivalent to the majority of other circuit breakers in the panel system. All floors shall have 120/208 V, 3-phase, 4-wire with bond, 60 hertz electric service available.

2. Main distribution for standard office occupancy shall be provided at the Lessor's expense. In no event shall such power distribution (not including lighting and HVAC) for the Government-demised area fall below 7 W per ANSI/BOMA Office Area square foot.

3. Convenience outlets shall be installed in accordance with NFPA Standard 70, *National Electrical Code*, or local code, whichever is more stringent.

INITIALS: ________ & ________
LESSOR GOV'T

B. TENANT IMPROVEMENT INFORMATION:

1. All electrical, telephone, and date outlets within the Government-demised area shall be installed by the Lessor at the expense of the Government in accordance with the design intent drawings. All electrical outlets shall be installed in accordance with NFPA Standard 70, or local code, whichever is more stringent.

2. All tenant outlets shall be marked and coded for ease of wire tracing; outlets shall be circuited separately from lighting. All floor outlets shall be flush with the plane of the finished floor.

3. The Lessor shall ensure that outlets and associated wiring (for electricity, voice, and data) to the workstation(s) shall be safely concealed in partitions, ceiling plenums, in recessed floor ducts, under raised flooring, or by use of a method acceptable to the Contracting Officer. In any case, cable on the floor surface shall be minimized.

6.12 ELECTRICAL: ADDITIONAL DISTRIBUTION SPECIFICATIONS

If the Offeror proposes that building maintenance will be the responsibility of the Government, the Lessor shall provide duplex utility outlets in toilets, corridors, and dispensing areas for maintenance purposes at no cost to the Government. Fuses and circuit breakers shall be plainly marked or labeled to identify circuits or equipment supplied through them.

6.13 TELECOMMUNICATIONS: DISTRIBUTION AND EQUIPMENT (SEP 2000)

A. BUILDING SHELL:

1. Sufficient space shall be provided on the floor(s) where the Government occupies space for the purposes of terminating telecommunications service into the building. The building's telecommunications closets located on all floors shall be vertically-stacked. Telecommunications switchrooms, wire closets, and related spaces shall be enclosed. The enclosure shall not be used for storage or other purposes and shall have door(s) fitted with an automatic door-closer and deadlocking latch bolt with a minimum throw of 1/2 inch.

2. Telecommunications switchrooms, wire closets, and related spaces shall meet applicable Telecommunications Industry Association (TIA) and Electronic Industries Alliance (EIA) standards. These standards include the following:

   a. TIA/EIA-568, *Commercial Building Telecommunications Cabling Standard*,

   b. TIA/EIA 569, *Commercial Building Standard for Telecommunications Pathways and Spaces*,

   c. TIA/EIA-570, *Residential and Light Commercial Telecommunications Wiring Standard*, and

   d. TIA/EIA-607, *Commercial Building Grounding and Bonding Requirements for Telecommunications Standard*.

3. Telecommunications switchrooms, wire closets, and related spaces shall meet applicable NFPA standards. Bonding and grounding shall be in accordance with NFPA Standard 70, *National Electrical Code*, and other applicable NFPA standards and/or local code requirements.

B. TENANT IMPROVEMENT INFORMATION:

Telecommunications floor or wall outlets shall be provided as required. At a minimum, each outlet shall house one 4-pair wire jack for voice and one 4-pair wire jack for data. The Lessor shall ensure that all outlets and associated wiring, copper, coaxial cable, optical fiber, or other transmission medium used to transmit telecommunications (voice, data, video, Internet, or other emerging technologies) service to the workstation shall be safely concealed under raised floors, in floor ducts, walls, columns, or molding. All outlets/junction boxes shall be provided with rings and pull strings to facilitate the installation of cable. Some transmission medium may require special conduit, inner duct, or shielding as specified by the Government.

6.14 TELECOMMUNICATIONS: LOCAL EXCHANGE ACCESS (SEP 2000)

A. BUILDING SHELL:

1. The Government reserves the right to contract its own telecommunications (voice, data, video, Internet or other emerging technologies) service in the space to be leased. The Government may contract with one or more parties to have inside wiring (or other transmission medium) and telecommunications equipment installed.

2. The Lessor shall allow the Government's designated telecommunications providers access to utilize existing building wiring to connect its services to the Government's space. If the existing building wiring is insufficient to handle the transmission requirements of the Government's designated telecommunications providers, the Lessor shall provide access from the point of entry into the building to the Government's floor space, subject to any inherent limitations in the pathway involved.

3. The Lessor shall allow the Government's designated telecommunications providers to affix telecommunications antennae (high frequency, mobile, microwave, satellite, or other emerging technologies), subject to weight and wind load conditions, to roof, parapet, or building envelope as required. Access from the antenna(e) to the leased space shall be provided.

4. The Lessor shall allow the Government's designated telecommunications providers to affix antennae and transmission devices throughout its leased space and in appropriate common areas frequented by the Government's employees so as to allow the use of wireless telephones and communications devices necessary to conduct business.

B. TENANT IMPROVEMENT INFORMATION:

Should the Government's security requirements require sealed conduit to house the telecommunications transmission medium, the Lessor shall provide such conduit at the expense of the Government.

INITIALS: ________ & ________
LESSOR GOV'T

6.15 DATA DISTRIBUTION (SEP 2000)

The Lessor at its expense shall be responsible for purchasing and installing data cable. The Lessor shall ensure that data outlets and the associated wiring used to transmit data to workstations shall be safely concealed in floor ducts, walls, columns, or below access flooring. The Lessor shall provide outlets, which shall include rings and pull strings to facilitate the installation of the data cable. When cable consists of multiple runs, the Lessor shall provide ladder-type cable trays to insure that Lessor-provided cable does not come into contact with suspended ceilings. Cable trays shall form a loop around the perimeter of the Government-demised area such that they are within a 30-foot, 0-inch horizontal distance of any single drop.

6.16 ELECTRICAL, TELEPHONE, DATA FOR SYSTEMS FURNITURE (SEP 2000)

A. TENANT IMPROVEMENT INFORMATION:

1. The Lessor shall provide as part of the Tenant Improvement Allowance separate data, telephone, and electric junction boxes for the base feed connections to Government-provided modular or systems furniture, when such feeds are supplied via wall outlets or floor penetrations. When overhead feeds are used, junction boxes shall be installed for electrical connections. Raceways shall be provided throughout the furniture panels to distribute the electrical, telephone, and data cable. The Lessor shall provide all electrical service wiring and connections to the furniture at designated junction points. Each electrical junction shall contain an 8-wire feed consisting of 3 general-purpose 120-V circuits with 1 neutral and 1 ground wire, and a 120-V isolated-ground circuit with 1 neutral and 1 isolated-ground wire. A 20-ampere circuit shall have no more than 8 general-purpose receptacles or 4 isolated-ground "computer" receptacles.

2. The Government shall at its expense be responsible for purchasing telecommunications cable. Said cable shall be installed and connected to systems furniture by the Lessor/contractor with the assistance and/or advice of the Government or computer vendor. The Lessor shall provide wall-mounted data and telephone junction boxes, which shall include rings and pull strings to facilitate the installation of the data and telecommunications cable. When cable consists of multiple runs, the Lessor shall provide ladder-type cable trays to insure that Government-provided cable does not come into contact with suspended ceilings. Cable trays shall form a loop around the perimeter of the Government-demised area such that they are within a 30-foot, 0-inch horizontal distance of any single drop. Said cable trays shall provide access to both telecommunications data closets and telephone closets.

3. The Lessor shall furnish and install suitably sized junction boxes in the vicinity of the "feeding points" of the furniture panels. All "feeding points" shall be shown on Government-approved design intent drawings. The Lessor shall temporarily cap off the wiring in the junction boxes until the furniture is installed during Phase 2. The Lessor shall make all connections in the power panel and shall keep the circuit breakers off. The Lessor shall identify each circuit with the breaker number and shall identify the computer hardware to be connected to it. The Lessor shall identify each breaker at the panel and identify the devices that it serves.

4. PHASE 2 involves the Lessor's electrical contractor connecting power poles or base feeds in the junction boxes to the furniture electrical system and testing all pre-wired receptacles in the systems furniture. It also involves other Government contractors who will be installing the data cable in the furniture panels for the terminal and printer locations, installing the connectors on the terminal/printer ends of the cable, and continuity testing each cable. All Phase 2 work shall be coordinated and performed in conjunction with the furniture, telephone, and data cable installers. Much of this work may occur over a weekend on a schedule that requires flexibility and on-call visits.

6.17 ADDITIONAL ELECTRICAL CONTROLS

If the Offeror proposes that the Government pay separately for electricity, no more than 500 square feet of office may be controlled by one switch or automatic light control for all space on the Government meter, either through a building automation system, time clock, occupant sensor, or other comparable system acceptable to the Contracting Officer.

6.18 ELEVATORS (SEP 2000)

A. The Lessor shall provide suitable passenger and freight elevator service to any Government-demised area not having ground level access. Service shall be available during the hours specified in the "Normal Hours" paragraph in the SERVICES, UTILITIES, MAINTENANCE section of this SFO. However, one passenger and one freight elevator shall be available at all times for Government use. The freight elevator shall be accessible to the loading areas. When possible, the Government shall be given 24-hour advance notice if the service is to be interrupted for more than 1-1/2 hours. Normal service interruption shall be scheduled outside of the Government's normal working hours. The Lessor shall also use best efforts to minimize the frequency and duration of unscheduled interruptions.

B. CODE:

Elevators shall conform to the current edition of the American Society of Mechanical Engineers ANSI/(ASME) A17.1, *Safety Code for Elevators and Escalators*, except that elevator cabs are not required to have a visual or audible signal to notify passengers during automatic recall. Elevator lobby smoke detectors shall not activate the building fire alarm system but shall signal the fire department or central station services and capture the elevators. The elevator shall be inspected and maintained in accordance with the current edition of the ANSI/ASME A17.2, *Inspectors' Manual for Elevators*. All elevators shall meet both the ADAAG and the UFAS requirements.

C. SAFETY SYSTEMS:

Elevators shall be equipped with telephones or other two-way emergency signaling systems. The system used shall be marked and shall reach an emergency communication location staffed during normal operating hours when the elevators are in service. When Government occupancy is 3 or more floors above grade, automatic elevator emergency recall is required.

D. SPEED:
The passenger elevators shall have a capacity to transport in 5 minutes 15 percent of the normal population of all upper floors (based on 150 square feet per person). Further, the dispatch interval between elevators during the up-peak demand period shall not exceed 35 seconds.

E. INTERIOR FINISHES:
Elevator cab walls shall be hardwood, marble, granite, or an equivalent pre-approved by the Contracting Officer. Elevator cab floors shall be marble, granite, terrazzo, or an equivalent pre-approved by the Contracting Officer.

6.19 LIGHTING: INTERIOR AND PARKING (NOV 2005)

A. BUILDING SHELL:

1. The Lessor shall provide interior lighting, as part of the building shell cost, in accordance with the following:

    a. Modern, diffused fluorescent fixtures using no more than 2.0 W per ANSI/BOMA Office Area square foot shall be provided. Such fixtures shall be capable of producing a light level of 50 average maintained foot-candles at working surface height throughout the space. Tubes shall then be removed to provide 1) 30 foot-candles in portions of work areas other than work surfaces and 2) 1 foot-candle to 10 foot-candles, or minimum levels sufficient to ensure safety, in non-working areas. Exceptions may be granted by the GSA Buildings Manager. When the space is not in use by the Government, interior and exterior lighting, except that essential for safety and security purposes, shall be turned off.

    b. Exterior parking areas, vehicle driveways, pedestrian walkways, and building perimeter shall have 5 foot-candles for doorway areas, 3 foot-candles for transition areas (including stairwells), and at least 1 foot-candle overlapping throughout the lot, except where local codes conflict. Illumination shall be designed based on Illuminating Engineering Society of North America (IESNA) standards. Indoor parking shall have a minimum of 10 foot-candles and shall be designed based on IESNA standards. The intent is to provide adequate lighting at entrances/exits, garages, parking lots or other adjacent areas to the building to discourage crimes against persons.

    c. Exterior building lighting must have emergency power backup to provide for safe evacuation of the building in case of natural disaster, power outage, or criminal/terrorist activity.

    d. The Lessor shall provide occupancy sensors and/or scheduling controls through the building automation system to reduce the hours that the lights are on when the space is unoccupied. Daylight dimming controls shall be used in atriums or other space where daylight can contribute to energy savings.

    e. Lighting shall be controlled by occupancy sensors arranged to control open areas, individual offices, conference rooms, toilet rooms within the Government-demised area, and all other programmed spaces or rooms within the leased space. The control system shall provide an optimal mix of infrared and ultrasonic sensors suitable for the configuration and type of space. Occupancy sensors shall be located so that they have a clear view of the room or area they are monitoring. No more than 1,000 ANSI/BOMA Office Area square feet of open space shall be controlled by occupancy sensor. All occupancy sensors shall have manual switches to override the light control. Such switches shall be located by door openings in accordance with both the ADAAG and the UFAS. If light switches are to be used instead of occupancy sensors or in combination with occupancy sensors, the Offeror shall notify the Government during the negotiation process.

7.0 SERVICES, UTILITIES, MAINTENANCE

7.1 SERVICES, UTILITIES, MAINTENANCE: GENERAL

Services, utilities, and maintenance shall be provided by the Lessor as part of the rental consideration. The Lessor shall have a building superintendent or a locally designated representative available to promptly correct deficiencies.

7.2 NORMAL HOURS

Services, utilities, and maintenance shall be provided daily, extending 6:30 a.m. to 5:30 p.m except Saturdays, Sundays, and federal holidays.

7.3 OVERTIME USAGE (SEP 2000)

A. The Government shall have access to the leased space at all times without additional payment, including the use, during other than normal hours, of necessary services and utilities such as elevators, toilets, lights, and electric power.

B. If heating or cooling is required on an overtime basis, such services will be ordered orally or in writing by the Contracting Officer or the GSA Buildings Manager. When ordered, services shall be provided at the hourly rate established in the contract. Costs for personal services shall only be included as authorized by the Government.

C. When the cost of service is $2,000 or less, the service may be ordered orally. An invoice shall be submitted to the official placing the order for certification and payment. Orders for services costing more than $2,000 shall be placed using GSA Form 300, Order for Supplies or Services. The two clauses from GSA Form 3517, General Clauses, 552.232-75, *Prompt Payment*, and 552.232-70, *Invoice Requirements (Variation)*, apply to all orders for overtime services.

D. All orders are subject to the terms and conditions of this lease. In the event of a conflict between an order and this lease, the lease shall control.

7.4 UTILITIES

The Lessor shall ensure that utilities necessary for operation are provided and that all associated costs are included as a part of the established rental rate.

7.5 BUILDING OPERATING PLAN

If the cost of utilities is not included as part of the rental consideration, the Offeror shall submit a building operating plan with the offer. Such plan shall include a schedule of startup and shutdown times for operation of each building system, such as lighting, HVAC, and plumbing which is necessary for the operation of the building. Such plan shall be in operation on the effective date of the lease.

7.6 JANITORIAL SERVICES (SEP 2000)

A. The Lessor shall provide janitorial services for the leased space, public areas, entrances, and all other common areas and shall provide replacement of supplies. Janitorial services shall be performed each workday between the hours of 6:30 a.m. and 5:30 p.m. Refer to attached Special Requirements for additional requirements.

B. SELECTION OF CLEANING PRODUCTS:
The Lessor shall make careful selection of janitorial cleaning products and equipment to:

1. use products that are packaged ecologically;

2. use products and equipment considered environmentally beneficial and/or recycled products that are phosphate-free, non-corrosive, non-flammable, and fully biodegradable; and

3. minimize the use of harsh chemicals and the release of irritating fumes.

4. Examples of acceptable products may be found at *http://pub.fss.gsa.gov/environ/clean-prod-catalog.html*.

C. SELECTION OF PAPER PRODUCTS:
The Lessor shall select paper and paper products (i.e., bathroom tissue and paper towels) with recycled content conforming to EPA's CPG.

D. The Lessor shall maintain the leased premises, including outside areas, in a clean condition and shall provide supplies and equipment. The following schedule describes the level of services intended. Performance will be based on the Contracting Officer's evaluation of results, not the frequency or method of performance.

1. *Daily.* Empty trash receptacles, and clean ashtrays. Sweep entrances, lobbies, and corridors. Spot sweep floors, and spot vacuum carpets. Clean drinking fountains. Sweep and damp mop or scrub toilet rooms. Clean all toilet fixtures, and replenish toilet supplies. Dispose of all trash and garbage generated in or about the building. Wash inside and out or steam clean cans used for collection of food remnants from snack bars and vending machines. Dust horizontal surfaces that are readily available and visibly require dusting. Spray buff resilient floors in main corridors, entrances, and lobbies. Clean elevators and escalators. Remove carpet stains. Police sidewalks, parking areas, and driveways. Sweep loading dock areas and platforms. Clean glass entry doors to the Government-demised area.

2. *Three Times a Week.* Sweep or vacuum stairs.

3. *Weekly.* Damp mop and spray buff all resilient floors in toilets and health units. Sweep sidewalks, parking areas, and driveways (weather permitting).

4. *Every Two Weeks.* Spray buff resilient floors in secondary corridors, entrance, and lobbies. Damp mop and spray buff hard and resilient floors in office space.

5. *Monthly.* Thoroughly dust furniture. Completely sweep and/or vacuum carpets. Sweep storage space. Spot clean all wall surfaces within 70 inches of the floor.

6. *Every Two Months.* Damp wipe toilet wastepaper receptacles, stall partitions, doors, window sills, and frames. Shampoo entrance and elevator carpets.

7. *Three Times a Year.* Dust wall surfaces within 70 inches of the floor, vertical surfaces and under surfaces. Clean metal and marble surfaces in lobbies. Wet mop or scrub garages.

8. *Twice a Year.* Wash all interior and exterior windows and other glass surfaces. Strip and apply four coats of finish to resilient floors in toilets. Strip and refinish main corridors and other heavy traffic areas.

9. *Annually.* Wash all venetian blinds, and dust 6 months from washing. Vacuum or dust all surfaces in the building of 70 inches from the floor, including light fixtures. Vacuum all draperies in place. Strip and refinish floors in offices and secondary lobbies and corridors. Shampoo carpets in corridors and lobbies. Clean balconies, ledges, courts, areaways, and flat roofs.

10. *Every Two Years.* Shampoo carpets in all offices and other non-public areas.

11. *Every Five Years.* Dry clean or wash (as appropriate) all draperies.

12. *As Required.* Properly maintain plants and lawns. Remove snow and ice from entrances, exterior walks, and parking lots of the building. Provide initial supply, installation, and replacement of light bulbs, tubes, ballasts, and starters. Replace worn floor coverings (this includes the moving and returning of furnishings). Control pests as appropriate, using Integrated Pest Management techniques.

7.7 SCHEDULE OF PERIODIC SERVICES

Within 60 days after occupancy by the Government, the Lessor shall provide the Contracting Officer with a detailed written schedule of all periodic services and maintenance to be performed other than daily, weekly, or monthly.

7.8 LANDSCAPE MAINTENANCE

Performance will be based on the Contracting Officer's evaluation of results and not the frequency or the method of performance. Landscape maintenance shall be performed during the growing season on a weekly cycle and shall consist of watering, mowing, and policing the area to keep it free of debris. Pruning and fertilization shall be done on an as needed basis. In addition, dead or dying plants shall be replaced.

7.9 FLAG DISPLAY

The Lessor shall be responsible for flag display on all workdays and federal holidays. The Government will provide instructions when flags shall be flown at half-staff.

7.10 MAINTENANCE AND TESTING OF SYSTEMS (SEP 2000)

A. The Lessor is responsible for the total maintenance and repair of the leased premises. Such maintenance and repairs include site and private access roads. All equipment and systems shall be maintained to provide reliable, energy-efficient service without unusual interruption, disturbing noises, exposure to fire or safety hazards, uncomfortable drafts, excessive air velocities, or unusual emissions of dirt. The Lessor's maintenance responsibility includes initial supply and replacement of all supplies, materials, and equipment necessary for such maintenance. Maintenance, testing, and inspection of appropriate equipment and systems shall be done in accordance with applicable codes, and inspection certificates shall be displayed as appropriate. Copies of all records in this regard shall be forwarded to the GSA Field Office Manager or a designated representative.

B. Without any additional charge, the Government reserves the right to require documentation of proper operations or testing prior to occupancy of such systems as fire alarm, sprinkler, emergency generator, etc. to ensure proper operation. These tests shall be witnessed by a designated representative of the Contracting Officer.

8.0 SAFETY AND ENVIRONMENTAL MANAGEMENT

8.1 CERTIFICATE OF OCCUPANCY (MAY 2005)

The Lessor shall provide a valid Certificate of Occupancy, issued by the local jurisdiction, for the intended use of the Government and shall maintain and operate the building in conformance with current local codes and ordinances. If the local jurisdiction does not issue Certificates of Occupancy, the Offeror shall obtain the services of a licensed fire protection engineer to verify the offered space meets all applicable local codes and ordinances to ensure an acceptable level of safety is provided.

8.2 FIRE PROTECTION AND LIFE SAFETY (MAY 2005)

A. Offered space shall meet or be upgraded to meet prior to occupancy, the applicable egress requirements in the National Fire Protection Association (NFPA) 101, *Life Safety Code*, or an alternative approach or method for achieving a level of safety deemed equivalent and acceptable by the Government.

B. Offered space shall provide unrestrictive access to a minimum of two remote exits on each floor of Government occupancy. Scissor stairs shall only be counted as one approved exit. Open air exterior fire escapes shall not be counted as an approved exit.

8.3 AUTOMATIC FIRE SPRINKLER SYSTEM (MAY 2005)

A. Offered space located below-grade, including parking garage areas, and all areas in a building referred to as "hazardous areas" (defined in NFPA 101) that are located within the entire building (including non-Government areas) shall be protected by an automatic fire sprinkler system or an equivalent level of safety.

B. For buildings in which any portion of the offered space is on or above the sixth floor, then, at a minimum, the building up to and including the highest floor of Government occupancy shall be protected by an automatic fire sprinkler system or an equivalent level of safety.

C. For buildings in which any portion of the offered space is on or above the sixth floor, and lease of the offered space will result, either individually or in combination with other Government leases in the offered building, in the Government leasing 35,000 square feet or more ANSI/BOMA Office Area square feet of space in the offered building, then the entire building shall be protected throughout by an automatic fire sprinkler system or an equivalent level of safety.

D. Automatic sprinkler system(s) shall be maintained in accordance with the requirements of the applicable local codes or NFPA 25, *Standard for the Inspection, Testing, and Maintenance of Water-based Fire Protection Systems.*

E. Definitions:

1. "Automatic sprinkler system" means an electronically supervised, integrated system of underground and overhead piping, designed in accordance with National Fire Protection Association (NFPA) 13, *Installation of Sprinkler Systems.* The system is usually activated by heat from fire and discharges water over the fire area. The system includes an adequate water supply.

2. "Equivalent level of safety" means an alternative design or system (which may include automatic sprinkler systems), based upon fire protection engineering analysis, which achieves a level of safety equal to or greater than that provided by automatic sprinkler systems.

8.4 FIRE ALARM SYSTEM (MAY 2005)

A. A building-wide fire alarm system shall be installed in buildings in which any portion of the offered space is located 2 or more stories above the lowest level of exit discharge. The fire alarm system shall meet the installation and operational requirements of the applicable local codes and ordinances (current as of the date of this SFO) adopted by the jurisdiction in which the building is located.

B. The fire alarm system shall be maintained in accordance with the requirements of the applicable local codes or NFPA 72, *National Fire Alarm Code.* The fire alarm system wiring and equipment shall be electrically-supervised and shall automatically notify the local fire department or approved central station. Emergency power shall be provided for the fire alarm system.

8.5 OSHA REQUIREMENTS (SEP 2000)

The Lessor shall maintain buildings and space in a safe and healthful condition according to OSHA standards.

8.6 ASBESTOS (SEP 2000)

The leased space shall be free of all asbestos-containing materials, except undamaged asbestos flooring in the space or undamaged boiler or pipe insulation outside the space, in which case an asbestos management program conforming to EPA guidance shall be implemented.

8.7 INDOOR AIR QUALITY (SEP 2000)

A. The Lessor shall control contaminants at the source and/or operate the space in such a manner that the GSA indicator levels for carbon monoxide (CO), carbon dioxide (CO_2), and formaldehyde (HCHO) are not exceeded. The indicator levels for office areas shall be: CO - 9 ppm time-weighted average (TWA - 8-hour sample); CO_2 - 1,000 ppm (TWA); HCHO - 0.1 ppm (TWA).

B. The Lessor shall make a reasonable attempt to apply insecticides, paints, glues, adhesives, and HVAC system cleaning compounds with highly volatile or irritating organic compounds, outside of working hours. The Lessor shall provide at least 72 hours advance notice to the Government before applying noxious chemicals in occupied spaces and shall adequately ventilate those spaces during and after application.

C. The Lessor shall promptly investigate indoor air quality (IAQ) complaints and shall implement the necessary controls to address the complaint.

D. The Government reserves the right to conduct independent IAQ assessments and detailed studies in space that it occupies, as well as in space serving the Government-demised area (e.g., common use areas, mechanical rooms, HVAC systems, etc.). The Lessor shall assist the Government in its assessments and detailed studies by 1) making available information on building operations and Lessor activities; 2) providing access to space for assessment and testing, if required; and 3) implementing corrective measures required by the Contracting Officer.

E. The Lessor shall provide to the Government material safety data sheets (MSDS) upon request for the following products prior to their use during the term of the lease: adhesives, caulking, sealants, insulating materials, fireproofing or firestopping materials, paints, carpets, floor and wall patching or leveling materials, lubricants, clear finish for wood surfaces, janitorial cleaning products, pesticides, rodenticides, and herbicides. The Government reserves the right to review such products used by the Lessor within 1) the Government-demised area; 2) common building areas; 3) ventilation systems and zones serving the leased space; and 4) the area above suspended ceilings and engineering space in the same ventilation zone as the leased space.

8.8 RADON IN AIR (SEP 2000)

If space planned for occupancy by the Government is on the second floor above grade or lower, the Lessor shall, prior to occupancy, test the leased space for 2 days to 3 days using charcoal canisters or electret ion chambers to ensure that radon in air levels are below EPA's action concentration of 4 picoCuries per liter. After the initial testing, a follow-up test for a minimum of 90 days using alpha track detectors or electret ion chambers shall be completed.

8.9 RADON IN WATER (SEP 2000)

A. The Lessor shall demonstrate that water provided in the leased space is in compliance with EPA requirements and shall submit certification to the Contracting Officer prior to the Government occupying the space.

B. If the EPA action level is reached or exceeded, the Lessor shall institute appropriate abatement methods which reduce the radon levels to below this action level.

8.10 HAZARDOUS MATERIALS (OCT 1996)

The leased space shall be free of hazardous materials according to applicable federal, state, and local environmental regulations.

8.11 RECYCLING (SEP 2000)

Where state and/or local law, code, or ordinance require recycling programs for the space to be provided pursuant to this SFO, the successful Offeror shall comply with such state and/or local law, code, or ordinance in accordance with GSA Form 3517, General Clauses, 552.270-8, *Compliance with Applicable Law*. In all other cases, the successful Offeror shall establish a recycling program in the leased space where local markets for recovered materials exist. The Lessor agrees, upon request, to provide the Government with additional information concerning recycling programs maintained in the building and in the leased space.

8.12 OCCUPANT EMERGENCY PLANS (NOV 2005)

The Lessor is required to participate in the development and implementation of the Government Occupant Emergency Plan. The Occupant Emergency Plan shall include procedures for notification of the Lessor's building engineer or manager, building security, local emergency personnel, and GSA personnel for possible shutdown of the air-handling units.

9.0 LEASE SECURITY STANDARDS

9.1 GENERAL REQUIREMENTS (NOV 2005)

A. Overview of Lease Security Standards:

1. The Government will determine security standards for facilities and agency space requirements. Security standards will be assessed based upon tenant agency mix, size of space requirement, number of employees, use of the space, location of the facility, configuration of the site and lot, and public access into and around the facility. The Government will designate a security level from Level I to Level IV for each space requirement. The Contracting Officer (or the Contracting Officer's designated representative) will provide the security level designation as part of the space requirement. A copy of the Government's security standards is available at www.oca.gsa.gov.

2. The Contracting Officer (or the Contracting Officer's designated representative) will identify all required security standards.

3. Within 120 days of lease award, or at the time of submission of working/construction drawings, whichever is earlier, the Lessor shall provide the Government with itemized costs of the security items in this section. Additionally, the Lessor shall provide the cost per square foot of those items designated "shell" in this section as submitted in the final offer.

4. A security level designation may be determined by the individual space requirement or by the assessed, cumulative tenant agency mix within a given facility. If an Offeror is offering space in a facility currently housing a federal agency, the security level designation of the facility may be increased and the Offeror may be required to adhere to a higher security standard than other Offerors competing for the same space requirement. If two or more federal space requirements are being competed at the same time, an Offeror submitting on both or more space requirements may be subject to a higher security standard if the Offeror is determined to be the successful Offeror on more than one space requirement. It is incumbent upon the Offeror to prepare the Offeror's proposal accordingly.

5. Level I requirements have been incorporated into the paragraphs entitled, *Lighting: Interior and Parking*, and *Doors: Hardware* as part of this SFO. If this SFO is used for a Level I space requirement, the Level II lease security standards, as determined by the Government, shall become the minimum lease security standards for this requirement.

9.2 DETERRENCE TO UNAUTHORIZED ENTRY (NOV 2005)

The Lessor shall provide a level of security that reasonably prevents unauthorized entry to the space during non-duty hours and deters loitering or disruptive acts in and around the space leased. The Lessor shall ensure that security cameras and lighting are not obstructed.

9.3 ACCESS TO UTILITY AREAS (NOV 2005)

Utility areas shall be secure, and only authorized personnel shall have access.

9.4 EMERGENCY POWER TO CRITICAL SYSTEMS (TENANT IMPROVEMENT) (NOV 2005)

Emergency power backup is required for all alarm systems, CCTV monitoring devices, fire detection systems, entry control devices, lighting, etc., and special equipment, as identified elsewhere in the SFO.

9.5 MECHANICAL AREAS AND BUILDING ROOFS (NOV 2005)

A. Keyed locks, keycards, or similar security measures shall strictly control access to mechanical areas. Additional controls for access to keys, keycards, and key codes shall be strictly maintained. The Lessor shall develop and maintain accurate HVAC diagrams and HVAC system labeling within mechanical areas.

D. Roofs with HVAC systems shall also be secured. Fencing or other barriers may be required to restrict access from adjacent roofs based on a Government Building Security Assessment. Roof access shall be strictly controlled through keyed locks, keycards, or similar measures. Fire and life safety egress shall be carefully reviewed when restricting roof access.

9.6 ACCESS TO BUILDING INFORMATION (NOV 2005)

Building Information—including mechanical, electrical, vertical transport, fire and life safety, security system plans and schematics, computer automation systems, and emergency operations procedures—shall be strictly controlled. Such information shall be released to authorized personnel only, approved by the Government, preferably by the development of an access list and controlled copy numbering. The Contracting Officer may direct that the names and locations of Government tenants not be disclosed in any publicly accessed document or record. If that is the case, the Government may request that such information not be posted in the building directory

9.7 POSTING OF GOVERNMENT RULES AND REGULATIONS (TENANT IMPROVEMENT) (NOV 2005)

The Government will post applicable Government rules and regulations at the entrance to any Government-occupied space for such things as, but not limited to, barring the unauthorized possession of firearms and dangerous weapons. The Government will coordinate with the Lessor to ensure signage is consistent with the Lessor's standards.

9.8 DEVELOPMENT, IMPLEMENTATION, AND PERIODIC REVIEW OF OCCUPANT EMERGENCY PLANS (NOV 2005)

The Lessor shall cooperate and participate in the development of an Occupant Emergency Plan (OEP) and if necessary, a supplemental Sheltering-in Place (SIP) Plan. Periodically, the Government may request that the Lessor assist in reviewing and revising the OEP and SIP plan(s).

9.9 BUILDING SECURITY PLAN (NOV 2005)

The Offeror shall provide a Pre-Lease Building Security Plan, as attached, with the offer that addresses its compliance with the lease security standards, as described in this SFO and its attachments.

9.10 ADDITIONAL SECURITY MEASURES AS DETERMINED BY THE GOVERNMENT (NOV 2005)

The Government reserves the right, prior to the submission of final revised proposals, to require additional security measures to meet specific tenant occupancy requirements, as may be determined by the Government's building security assessment or any type of Government risk assessment evaluation of the proposed building, location, and tenant mix.

9.11 BACKGROUND SECURITY CHECKS (NOV 2005)

Background Security Checks for Contract Service Personnel:

A. The Government will conduct background checks on contractors with routine access to Government leased space.

B. The Lessor shall submit completed fingerprint charts and personal history statements for each employee of the Lessor as well as employees of the Lessor's contractors or subcontractors who will provide building operating services requiring routine access to the Government's leased space. The Government may also require this information for employees of the Lessor, the Lessor's contractors, or subcontractors who will be engaged to perform alterations or emergency repairs in the Government's space. For the purpose of this requirement, routine access shall be any period beyond 30 calendar days.

C. The Contracting Officer will furnish the Lessor with Form FD-258, Fingerprint Chart, and Form 176, Statement of Personal History, to be completed by each person and returned by the Lessor to the Contracting Officer (or the Contracting Officer's designated representative) within 10 working days from receipt of the forms. Based on the information furnished, the Government will conduct security checks of the employees. The Contracting Officer will advise the Lessor in writing if an employee fails the check, and effective immediately, such employee will no longer be allowed to work or be assigned to work in the Government's space.

D. Throughout the life of the lease, the Lessor shall provide the same data for any new employee(s), contractors, or subcontractors who will be assigned to the Government's space. In the event the Lessor's contractor/subcontractor is subsequently replaced, the new contractor/subcontractor is not required to submit another set of these forms for employees who were cleared through this process while employed by the former contractor/subcontractor. The Lessor shall resubmit Form FD-258 and Form 176 for every employee covered by this paragraph on a 3-year basis.

9.12 SECURE HVAC: AIRBORNE HAZARDS (NOV 2005)

Air-handling units shall be able to be shut down in response to a threat. Procedures shall be in place for notification of the Lessor's building engineer or manager, building security guard desk, local emergency personnel, GSA personnel, and Contracting Officer for possible shut-down of the air handling units serving the mailroom and/or any other possibly affected areas of the building to minimize contamination, as deemed appropriate to the hazard.

9.13 PARKING SECURITY REQUIREMENTS (NOV 2005)

A. Identification of Parking Areas:

Government parking areas or spaces shall be assigned and marked as "reserved."

9.14 SHATTER-RESISTANT WINDOW PROTECTION REQUIREMENTS (NOV 2005) (BUILDING SHELL)

A. The Lessor shall provide and install wet-glazed or mechanically attached, shatter-resistant material not less than 0.18 millimeters (7 mil) thick on all exterior windows in Government-occupied space. The Offeror shall provide a description of the shatter-resistant window system in the attached "Pre-Lease Building Security Plan" for evaluation by the Government. Alternatively,

B. The Lessor shall provide certification from a licensed professional engineer that the window system conforms to a minimum glazing performance condition of "3B" for a high protection level and a low hazard level. Window systems shall be certified as prescribed by WINGARD 4.1 or later or WINLAC 4.3 software to have satisfied the specified performance condition using the test methods provided in the *US General Services Administration Standard Test Method for Glazing and Window Systems Subject to Dynamic Overpressure Loadings* or ASTM F1642-04 *Standard Test Method for Glazing and Glazing Systems Subject to Airblast Loadings.*

9.15 TEMPORARY SECURITY UPGRADE DUE TO IMMEDIATE THREAT (NOV 2005)

The Government reserves the right, at its own expense and with its own personnel, to temporarily heighten security in the building under lease during heightened security conditions due to emergency situations such as terrorist attacks, natural disaster, and civil unrest.

9.16 SECURITY DESIGN CRITERIA: SETBACK (BUILDING SHELL) (NOV 2005)

The Lessor shall provide a setback distance of 20 feet as specified from the face of the building's exterior to the protected/defended perimeter (i.e., any potential point of explosion). This means the distance from the building to the curb or other boundary protected by bollards, planters or other street furniture. Such potential points of explosion may be, but are not limited to, such areas that could be accessible by any motorized vehicle (i.e., street, alley, sidewalk, driveway, parking lot).

10.0 SPECIAL REQUIREMENTS

10.1 SPECIAL REQUIREMENTS: PARKING

The Government requires ninety-eight (98) parking spaces for employees and visitors as follows: Forty-nine for employees, forty-nine (49) for visitors. Employee parking shall be separate from visitor parking.

The attached special requirements adds to or modifies the main body of the Solicitation for Offers (SFO). If there are any conflicting requirements in these documents that comprise this Solicitation for Offers, the Special Requirements shall take precedence.


INITIALS
GOV'T
LESSOR


BEAUMONT
COLLEGE
WHITE
JACKSON
BERRY
PHELAN
UP RR

EXHIBIT B LEGAL DESCRIPTION

FIELD NOTE DESCRIPTION

That certain 3.340 acre tract out of the A. Huston Survey, Abstract 33, Jefferson County, Texas, being the remainder of that called 46.00 acre tract conveyed to Nichols Development Company, recorded in Clerk's File No. 2000005304 of the Officials Public Records of Real Property of Jefferson County, Texas, said 3.340 acres being more particularly described by metes and bounds as follows:

Note: The Basis of Bearings is north line of a called 1.000 acre tract conveyed to Richard Lynn Worthey as recorded in Clerks File No. 200304162 of the Official Public Records of Real Property of Jefferson County, Texas having been called West 347.90 feet.

BEGINNING at a capped iron rod found in the north line of the said 1.000 acre tract for the southwest corner of a called 0.5969 acre tract conveyed to Smylie Unlimited, LLC as recorded in Clerks File No. 2004025612 of the Official Public Records of Real Property of Jefferson County, Texas and the southeast corner of the said 3.340 acre tract from which a capped iron rod found in the west right-of-way line of North Major Drive (aka FM 364) for the southeast corner of the said 0.5969 acre tract and the northeast corner of the said 1.000 acre tract bears South 89°59'55" East 178.07 feet (called East 178.00 feet);

THENCE West along the said north line of the 1.000 acre tract and the south line of the said 3.340 acre tract a distance of 169.68 feet (called West 169.90 feet) to a capped iron rod found in the northeasterly line of Ditch 202-E as described in Film Code 103-43-0139 of the Real Property Records of Jefferson County, Texas for the northwest corner of the said 1.000 acre tract and the southwest corner of the said 3.340 acre tract;

THENCE North 37°47'19" West along the said northeasterly line of Ditch 202-E and the westerly line of the said 3.340 acre tract a distance of 34.48 feet (called North 38°00'22" West) to a DD#6 concrete monument found for an angle point;

THENCE North 37°59'11" West continuing along the said northeasterly line of Ditch 202-E and the said westerly line of the 3.340 acre tract a distance of 584.82 feet (called North 38°00'22" West) to a 1/2" capped iron rod set in the south right-of-way line of Dishman Road for the northwest corner of the said 3.340 acre tract;

THENCE North 89°44'42" East along the south right-of-way line of Dishman Road and the north line of the said 3.340 acre tract, at a distance of 328.63 feet pass a found capped iron rod and continuing a total distance of 429.84 feet (called North 89°43'28" East 429.84 feet) to a capped iron rod found for the northwest corner of a called 2.120 acre tract conveyed to Dupont Beaumont Federal Credit Union as recorded in Clerk's File No. 2005010849 of the Official Public Records of Real Property of Jefferson County, Texas and the northeast corner of the said 3.340 acre tract;

THENCE South 00°01'17" East along the west line of the said 2.12 acre tract and the east line of the said 3.340 acre tract a distance of 168.01 feet (called South 00°02'58" East 168.00 feet) to a capped iron rod found for an angle point;

THENCE South 34°29'47" East continuing along the said west line of the 2.12 acre tract and the said east line of the 3.340 acre tract a distance of 213.53 feet (called South 34°32'00" East 213.49 feet) to a capped iron rod found for the southwest corner of the said 2.12 acre tract, the northwest corner of the said 0.5969 acre tract and an angle point for the said 3.340 acre tract;

THENCE South 00°01'07" East along the west line of the said 0.5969 acre tract and the said east line of the 3.340 acre tract a distance of 146.10 feet (called South [illegible] East 146.04 feet) to the POINT OF BEGINNING [illegible]


INITIALS


SFO________
(OFFICE)____

SUPPORTING SFO INFORMATION
SOCIAL SECURITY ADMINISTRATION
DATE: October 23, 2006

CITY/STATE: **Beaumont, Tx**

DATE SPACE IS REQUIRED: As soon as possible

AMOUNT OF SPACE REQUIRED: **14,710** Minimum Occupiable SF - **16,181** Maximum Occupiable SF
16,917 Minimum Rentable SF* - **18,609** Maximum Rentable SF*
*+15 percent

This does not include space to be deducted from the gross area for electrical/air conditioning/heating closet, janitor closet, vestibule, and employee restrooms, including their enclosing walls.

REQUESTED LEASE PERIOD: 15 Years (10 Years Firm)

LOCATION: _____x_____Inside or outside city center
__________Outside City center

Sites which are located directly on a highway or 6-lane thoroughfare shall not be considered in the following instances: (1) if the two directions of traffic are separated by a physical barrier or traffic indicator which does not permit access from either direction within a block; (2) if the location access is directly from a highway, unless there is a traffic control device within two blocks or equivalent from the proposed office space. Locations must be as convenient to the visiting public as possible. Primary consideration in selecting boundaries will be accessibility by public and private transportation for the greatest number of people in the service area.

PARKING REQUIREMENTS:

A total of **98** parking spaces are required. See special requirements, item 10.2 below.

NORMAL HOURS:

Services, utilities, and maintenance will be provided daily, extending from 6:30 a.m. to 5:30 p.m. except Saturdays, Sundays and Federal holidays.

OVERTIME HOURS:

The average number of overtime hours worked on a monthly basis is 14 hours between the hours of 8:00 a.m. and 3:00 p.m. on Saturdays. The estimated annual overtime HVAC requirements are 168 hours.

TOILET ROOMS (FIXTURE SCHEDULE):

The space will be occupied by approximately **39** women and **10** men.

SYSTEMS FURNITURE

Systems furniture will be reinstalled if the office relocates to a new location.

Occupancy is required 180 days from the date the lessor receives the final floor plan. Use the attached "SSA Intelligent Workstation/Local Area Network Requirements for Site Preparation" as part of the lease for electrical wiring and cable installation.

SECURITY CAMERAS, INTRUSION DETECTION SYSTEM (IDS), PANIC, AND DURESS SYSTEMS

SSA obligates funds (via reimbursable work authorizations) directly with the Federal Protective Service, GSA, to furnish/install the security cameras (exterior and interior) and intrusion detection system when an office relocates or when an office expands at the current location. SSA will notify FPS when the new lease is awarded.

Initials ______ ; ______
Lessor Gov't

Perimeter security codes will not be provided to the lessor or the janitorial service personnel.

TELEPHONE SYSTEM

SSA will make arrangements to install the telephone system. In leased space, the lessor must provide a telephone entry point.

QUALITY AND APPEARANCE OF BUILDING EXTERIOR

The space offered should be located in a new or modern office building that does not have a façade of exposed metal materials.

FLAG POLE

A lighted flagpole with internal mechanism is required.

SOLICITATION FOR OFFERS
SPECIAL REQUIREMENTS
SOCIAL SECURITY ADMINISTRATION

SECTION 10 - GENERAL

This section adds or modifies the main body of the solicitation for offers. If there are any conflicting requirements in these documents that comprise this solicitation for offers, the special requirements shall take precedence.

Any alterations, including recarpeting or repainting, done to space assigned to the Social Security Administration shall be done after working hours and/or on weekends.

10.1 EXTERIOR DESIGN/FLAG POLE

The General Services Administration contracting officer and regional Social Security Administration representative will approve exterior design, including exterior materials, colors, roof materials and colors, parking configuration, landscaping, and number, style, and size of exterior windows.

Colored renderings of each side of the building and a site plan must be provided with the initial offer. The General Services Administration contracting officer and regional Social Security Administration representative shall approve the elevation drawings and site plan including parking, driveways, ingress, egress, and bollard locations.

A lighted flagpole with internal mechanism is required.

10.2 PARKING/EXTERIOR LIGHTING

Onsite parking is required in accordance with local city codes with no additional cost to the Government and is to be assigned for official use.

To accommodate the parking needs for visitors and employees, a total of **98** parking spaces must be available as follows: **Forty-nin** for employees and **forty-nine** for the visiting public. Separate parking areas are required for employees; i.e., located in the rear of the space (employee parking located on one side may be considered).

OPTIONAL PARAGRAPH FOR EXISTING BUILDINGS: Parking for the handicapped must be located within the same block. If onsite parking is not available, secure employee/visitor parking facilities must be available within 600 feet (or two blocks, whichever is less) of the office and must be within reasonable commercial rates. Parking spaces in commercial lots shall be readily available throughout the day. Parking space that is routinely occupied by mid-morning is not acceptable. Restricted or metered parking of less than two hours within the two-block area of the space will not meet parking requirements.

These parking requirements are in addition to the parking requirements for the handicapped covered in the main body of this solicitation.

All parking areas shall be hot bituminous pavement or concrete. Parking areas shall be striped and be repainted every three years. They shall be paved with a concrete curb, and graded to provide adequate site draining. The lot design must consider snow removal and snow storage requirements.

Building entrances, parking areas and paths to parking areas shall be lighted. Ballasts are to be rapid start, thermally protected, voltage regulated type UL listed, and ETL approved.

Parking for the handicapped shall comply with the "parking and loading zones" in the handicapped accessibility section of this solicitation. The location of the parking for the handicapped must also be positioned as to not require crossing streets/driveways.

10.3 INDOOR AIR QUALITY

A. Application of insecticides (except traps); paints, glues, adhesives; and HVAC system cleaning compounds containing highly volatile or irritating organic compounds shall not be used during office working hours within Government occupied space. Advance notice shall be provided to the onsite SSA manager before applying noxious or objectionable chemicals within Government spaces. Manufacturer's recommendations and material safety data sheets will be consulted to ensure that adequate ventilation is maintained during work procedures involving chemicals.

B. The lessor shall promptly dry, remove, or replace damp or wet areas or materials. Materials that cannot be removed will be decontaminated according to Public Health Service standards.

10.4 PUBLIC TRANSPORTATION

In cities with public transportation, the service must be at regularly scheduled times during the entire workday and within 600 feet (or two blocks, whichever is less) from the building entrance for the commuting needs of the visiting public. The route from the bus stop to the building entrance shall be accessible for the mobility impaired.

10.5 SIGNAGE

An exterior sign shall be provided and mounted on the exterior wall. Sign to read "SOCIAL SECURITY ADMINISTRATION." The sign shall have separate block letters mounted on the building exterior and be of sufficient size to be easily seen from the street (approximately 18 inches in height). The style and size of lettering must be approved by the GSA contracting officer. In locations with street-side marquees, an additional sign on the marquee to identify SSA is required.

Signage is required for each designated parking area (employee and public).

The Government requires an elevated single-sided or double-sided monument sign (approximately five (5) foot high x ten (10) foot long). Sign to be constructed using appropriate building materials; i.e., brick.

In multi-story buildings room number signs on doors from public corridors (minimum 4" x 6") are required in addition to the lobby directory.

10.6. SECURITY BOLLARDS

Bollards or equivalent vehicular barriers are required unless waived by the Government. Site plans will be reviewed by Government security specialists to approve the location of bollards. Site plans shall include proposed bollard locations, materials, and specifications. At minimum, bollards are required on all sides of the building which face public parking areas and streets.

OPTIONAL PARAGRAPH FOR EXISTING BUILDING. *For existing space, at minimum, bollards are required on all sides of the building which face parking areas and any area with vehicular access.*

10.7 EXITS AND ACCESS

Vestibules shall be provided at public entrances. The interior partitions of the vestibule shall be constructed of glass with single or double glass doors. SSA reserves the right to require the vestibule location on the exterior of the building. Glass must meet all local codes and NFPA requirements and must be heavy-duty tempered glass. Vestibule glass and doors shall be tinted.

Additional vestibule(s) shall be required at employee entrances wherever directional wind, weather conditions, and heat loss are important factors for consideration.

All entrances, including the main entrance exterior vestibule, shall be covered. The porticos shall be of adequate size to protect several people in inclement weather.

The employee entrance shall be covered with a contiguous extension of the roof system that is an integral part of the building (it shall not be a canopy or separate covering attached to the building). It will include a concrete pad appropriately sized to accommodate 25 percent of the employees or 4 employees, whichever is greater. The area shall be located away from HVAC equipment and screened from public access. Picnic table(s)/seating shall be provided/installed under the covered area and secured to the concrete pad.

Concrete sidewalks shall be provided to all public and employee exterior doors with appropriately sized landings.

Interior walk-off mats shall be provided at all entrances. Mats shall be spot-cleaned and/or shampooed as required during the term of the lease

A **doorbell** and **intercom** shall be installed at the designated employee entrance. The ringer and intercom speaker location shall be specified on floor plans.

Trash/cigarette receptacles shall be provided outside the main entrance and at the covered patio/picnic table area.

An **automatic door opener** is required on one of the Reception Room main entrance double doors and on one of the main vestibule double doors. Doors indicated shall receive an "Electromechanical Operator for Swinging Doors." Provide manufacturer's standard electromechanical unit with doors and power opened and spring closed; with closing speed controlled mechanically by gear train and dynamically by braking action of electric motor. Operator Mounting Type: concealed overhead operator; with corresponding accessory package for fire-resistance-rated doors and semi-flush, wall-mounted, door-control switch plate. Lessor to provide maintenance.

10.8 SPRINKLER SYSTEM ADDENDUM

Automatic sprinklers are required in all buildings with wood structural members (including wood roof deck) regardless of size.

10.9 IVT SATELLITE DISH

The Government reserves the right to install an Interactive Video Training (IVT) system at no cost to the lessor. The Government reserves the right to install a satellite dish and/or antenna at no increase in the annual rental rate. The IVT system consists of a

Initials ___; ___
Lessor Gov't

satellite dish and decoder cabled to television monitors. Installation of the satellite dish shall be with no increase in rent. Lessor waives restoration rights as they apply to the IVT systems, and the IVT systems shall remain the property of the Government.

The satellite dish shall be roof mounted unless code or architectural requirements prohibit roof-mounted antennas. Where a roof-mounted dish is prohibited, a pad located on the ground may be substituted with no additional cost to the Government. The lessor is responsible for design and installation of roof support structures and/or substitute ground pads and antenna structure.

10.10 CONFIGURATION OF SPACE

Space shall be on the ground floor, shall be contiguous, and on one level without being split by a public corridor or firewalls. The ratio of width to length shall not exceed 2:3.

OPTIONAL PARAGRAPH FOR EXISTING BUILDING. If ground floor space is not available, contiguous upper floor space may be an acceptable alternative if approved by the GSA contracting officer. Elevator service must consist of a minimum of two handicap accessible elevators (one may serve as a freight elevator).

10.11 EFFICIENCY OF LAYOUT

Space configuration shall be conducive to an efficient systems furniture layout. Consideration for an efficient layout will include, but will not be limited to, the following: size and number of columns, column placement, bay depths, window size and placement, convector size and placement, electrical and telephone accessibility, any angles, curves or offsets that will result in an inefficient use of space. Columns must be at least 28 feet apart (center to center) and 28 feet from any interior wall and be no more than one foot square.

10.12 ESTIMATES FOR SQUARE FOOTAGE, AND FLOOR AND WALL COVERING

ROOM	FLOOR COVER	WALL COVER*	APPROXIMATE SQUARE FOOTAGE
Data Room	Vinyl Tile	Paint	250
Multipurpose Room	Carpet Tile	Vinyl	650
Video Conference Room	Carpet Tile	Vinyl	500
Supply Room	Vinyl Tile	Paint	470
Reception Room/FEI Area	Ceramic Tile**	Vinyl	3767
Files Area	Carpet Tile	Vinyl	490
Mail Room	Carpet Tile	Vinyl	120
Private Interview	Carpet Tile	Vinyl	100
Manager	Carpet Tile	Vinyl	200
Ass't Manager	Carpet Tile	Vinyl	180
Coat/Storage Closets	Carpet Tile	Paint	100
Public Restrooms	(Refer to Solicitation)		350
Open Area	Carpet Tile	Vinyl	**9004**
Total Occupiable Square Feet of Space Required:			**16,181** ***

* Paint shall be washable textured latex enamel, and washable vinyl wall covering shall be provided in accordance with this solicitation

** Non-slip ceramic tile (minimum 12" square)

*** Total occupiable space does not include the square footage needed for the vestibule, electrical/air conditioning/heating closet, janitor closet, and employee restrooms, including their enclosing walls.

10.13 JANITORIAL SERVICES

Janitorial cleaning/maintenance must be performed each workday between the hours of 6:30 a.m. and 5:30 p.m. Wherever possible, vacuuming shall be done either before or after the office is open to the public. The actual daily schedule shall be determined with the SSA manager prior to occupancy.

The reception room and multipurpose room floors shall be damp mopped daily, and the multipurpose room VCT tile floor must be stripped and refinished every three months.

10.14 INTRUSION DETECTION SYSTEM (IDS)

The Government reserves the right, and shall have access, to install an intrusion detection (perimeter security) system at no cost to the lessor. Lessor waives restoration rights as they apply to the IDS system, and the system shall remain the property of the Government. Security codes shall not be provided to the lessor or to the janitorial service personnel. Access to Government space shall be coordinated with the local SSA Manager.

10.15 SECURITY CAMERAS

The Government reserves the right, and shall have access, to install interior/exterior security cameras. Lessor waives restoration rights as they apply to the cameras, and the cameras shall remain the property of the Government.

10.16 CEILING HEIGHTS, GRID, AND LIGHTING FIXTURES

Ceiling height in all areas must be a minimum of 10 feet measured from the floor to the lowest obstruction. Junction boxes for systems furniture power poles must be mounted to accommodate power poles no longer than 12 feet.

The systems furniture layout shall be taken into consideration when the ceiling grid and lighting system are designed, installed, or replaced. A minimum of 50-foot candles at workstation height shall be provided. Light levels shall be measured with blinds closed prior to acceptance. Even lighting must be provided throughout the office space in accordance with solicitation requirements. Lighting shall be balanced after furniture installation at no additional cost to the Government. Parabolic grids must have openings that are no larger than four x six inches in size.

All emergency light fixtures shall have emergency battery backup ballasts for emergency and egress lighting when normal power has been interrupted. Rooms without exterior windows (restrooms, Data, Files, Supply) must have emergency light fixtures.

10.17 PARTITIONS

A. PERIMETER WALLS

Space occupied by the Government shall be separated from common areas or other tenant agencies including adjacent Government space by partitions which extend from the structural floor slab to the structural ceiling slab (slab to slab). Where slab-to-slab construction is precluded because access to the plenum is required, 9-gauge extruded wire mesh shall be securely anchored to metal studs from the top of the partitions to the true slab above.

Partitions for common areas and areas not occupied by the Government, and partitions forming the perimeter of Government space, are not considered in the ratio adjustment.

The Government occupied space must be separated from public areas, corridors, janitor closet, and building support areas with one-hour fire-rated walls. The partitions must be constructed to prevent the passage of smoke from these areas to Government occupied space. Doors in fire-rated partitions must be properly fire-rated and bear the appropriate label. All other penetrations must be properly protected.

The mechanical room(s) shall be separated with two-hour fire rated walls. The doors shall be Class B, 1-1/2 hour fire-rated with appropriate frames and hardware.

B. SOUND CONDITIONED PARTITION IN VIDEO CONFERENCE, MULTIPURPOSE, AND MANAGERS OFFICES

Partitions specified as sound conditioned and all slab-to-slab partitions shall have three-inch sound blankets between 5/8 inch gypboard partitions. Sound blankets shall be packed into decking ribs. Where the ceiling plenum serves as a return-air duct, acoustically lined transfer ducts shall be provided to maintain HVAC return air.

As an alternative, ceiling-high walls shall have three-inch sound blankets between 5/8 inch gypboard partitions. A three-inch sound blanket shall cover the ceiling of the area and extend a minimum of four feet on each side of the centerline of the wall above the ceiling. Acoustical sealant shall be applied on both sides of the metal stud runners. All service boxes shall be sealed, and electrical conduit plugged with acoustical sealant. Doors shall be tight fitting with 1/2 inch x 1/8 inch solid neoprene stops on three sides and threshold. Ceiling shall have a minimum NRC of .80.

C. RECEPTION ROOM AND FRONT-END INTERVIEWING WALL PARTITIONS

The wall partition(s) containing the interview windows in the Reception room (and front-end interviewing area) shall be constructed to the deck above to support the installed interview windows. Between the interview windows, the sheetrock walls must have wood supports (at least 68 inches high) behind the sheetrock for the systems furniture panels to be mounted to the walls.

Arched wall partitions are required over each of the five interview windows in the Reception room between privacy dividers), over the doorway into the general office area, over the entrance to the public restrooms, and over the main entrance. Crown molding required at top of each interview window privacy divider. Locations to be shown on the design intent floorplan to be provided upon lease award. (See attachment labeled "Framing Details").

D. Corner guards are required on all interior wall outside corners of the reception/FEI area and open office space to prevent damage to the walls by wheelchairs and other assistive devices.

10.18 DOORS AND LOCKS

Refer to the main body of this solicitation for exterior and interior door construction and hardware requirements, including door closures and kick plates. Door closures are required on all reception room, multipurpose room and videoconference room doors. The SSA Manager shall select color of stain or paint used on interior doors.

A. COMBINATION LOCK WITH PANIC HARDWARE ON EMPLOYEE EXTERIOR ENTRANCE DOORS

A lever-operated pushbutton combination lock with management lockout feature AND PANIC HARDWARE is required on all employee entrance doors. An acceptable combination lock is Locknetics, Model 6000, or equal.

B. LOCKS/HARDWARE ON DOOR BETWEEN RECEPTION ROOM AND OPEN OFFICE

Electric Door Opener and Control Keypad: A lever-type standard commercial duty door handle, an electric door release with sound rectifier (7840 ANSI by Adams Rite, or equal), and Control Keypad (Door-Gard Command and Control Series, Model 232i, International Electronics, Inc., or equal) is required to control access between the reception room and open office area. The Door-Gard control keypad shall be flush-mounted on the wall next to door. Electric door opener to be controlled at each interview window and guard desk (locations to be shown on the floor plan). (See attachments labeled "Electric Door Strike Assembly" and "Door-Gard Command and Control Series Features and Programming Guide".)

C. PRIVACY PUSHBUTTON LOCK SET

Commercial duty (lever operated) locking privacy pushbutton lock sets with two keys are required on the interior doors of the Mail Room, Private Interview Room, Data room, and the SSA Managers' private offices.

D. KEYS FOR LOCKS

All keys are to be stamped "Do Not Duplicate".

All locks on interior doors, except the Data room and SSA Managers' office doors, to be keyed alike with two keys provided. The Data room and SSA Managers' door locks to be each keyed separately with two keys provided. All exterior doors to be keyed alike with two keys provided. All keys to be provided to the SSA Manager upon acceptance of the space.

The combination code change keys and instructions for all combination locks shall be provided to the SSA Manager upon acceptance of the space.

E. KICKPLATES

Kick plates are required on both sides of all interior doors for protection from wheelchairs.

F. SECURITY PREPARATION FOR EXTERIOR DOORS

A box connector and EMT or flex conduit is required on all exterior doors except the main entrance for SSA's perimeter security system. (See attach labeled "Exterior Door Prep for Recessed Door Contacts")

10.19 CARPET

Carpet tiles (minimum 18 inch square) required in lieu of rolled carpet. The lessor shall be responsible for the future replacement of damaged carpet tiles and must have on hand a sufficient quantity of surplus carpet tiles for such replacements during the lease period. Replacement tiles must match (from the same dye lot) as originally installed.

The SSA Manager may select more than one color/pattern of carpet tiles to form a pattern in selected areas/rooms. The SSA Manager will make the selections.

In accordance with carpet replacement requirements in the main body of this solicitation, the lessor shall be responsible for moving and returning conventional and systems furniture. Work shall be done after office working hours and/or on weekends. The lessor shall utilize a certified systems furniture moving company.

10.20 EXTERIOR DOOR VIEWERS AND INTERIOR WINDOWS

A. EXTERIOR SECURITY DOOR VIEWER

Wide-angle projection door viewer (The Look-Out by Ultra Hardware Products, Model 5044, Code 94050 or equal) is required to be furnished and installed in the employee entrance doors.

B. INTERIOR VIEW WINDOW

One interior view window (7/32" tempered glass) with installed mini-blinds/vertical blinds is required in the private offices and/or the private interview room. The size of the window to be four feet wide, three feet high, with the bottom of the window to be installed 42 inches above the finished floor.

C. INTERIOR SIDELIGHT WINDOWS

Two interior sidelight windows (7/32" tempered glass, 18 inches wide, floor to height of door) with installed mini-blinds or vertical blinds are required next to the door in private offices.

10.21 LIFE SAFETY

In addition to other requirements in this solicitation, the following items will be added to the floor plan after award and may exceed code requirements:

A. **FIRE EXTINGUISHER**

Furnish/install class 2A portable extinguisher (2 ½ gal. loaded stream) for each 5,000 rentable square feet, and travel to an extinguisher must not exceed 75 feet.

B. **EXIT LIGHTS**

Furnish and install exit lights within the space at locations to be indicated by GSA on the floor plan.

C. **EMERGENCY LIGHTING**

Furnish/install battery operated emergency lighting at locations to be indicated on the floor plan by GSA, including each room without exterior windows.

SECTION 11 - ROOM REQUIREMENTS

11.1 SUPPLY ROOM SHELVING

Approximately **27** shelving units (36 inch inside dimensions) are required to be furnished/installed. Lessor to waive restoration rights and the shelving shall remain the property of the Government. (See attachment labeled "Storage Room Shelving.")

One 20-amp electrical duplex outlet is required for the shredder if shown on floor plan.

11.2 VIDEO CONFERENCE ROOM

A. **SOUND CONDITIONING**

All walls surrounding, and doors leading into; the area shall have sound conditioning in accordance with paragraph 10.17.b.

B. **HEATING, VENTILATION, AND AIR CONDITIONING**

Supplemental, separately zoned heating, ventilation, and air conditioning are required in the VideoConference room. The zone must not be combined with any other room. All duct penetrations into the room shall be baffled so as not to compromise sound conditioning requirements. Low velocity systems are required to minimize equipment and system generated noise.

C. **LIGHTING FIXTURES**

The lights must have multiple dimmable switches so those rows of lights can be dimmed or turned off. Lighting fixtures shall be equipped with parabolic louvers/lenses. The lamps shall be the energy saving type in the 3600 to 4900 Kelvin range, T8, cool white lamp type.

D. **CHAIR RAIL**

A chair rail (approximately 4 inches height) is required on all inside walls of the VideoConference room. The bottom of the chair rail to be installed approximately 28-30 inches above the finished floor to be determined by the SSA Manager at the preconstruction meeting. (SSA Manager shall select the color of the chair rail).

E. IVT/TV CABINET

A free-standing IVT/TV cabinet is required to be furnished and installed in the VideoConference room. The cabinet shall remain the property of the Government. (See attachment labeled "IVT/TV cabinet")

F. **IVT CABLING OUTLETS**

Up to 8 wallboxes with pullstrings, ¾" conduit, and blank cover plates are required in addition to the telephone wallboxes in the VideoConference Room (locations to be shown on the layout to be provided).

G. **INSTALLATION OF GOVERNMENT-FURNISHED CHALKBOARD/WHITE MARKER BOARD**

A Government-furnished chalkboard and/or white marker board is required to be installed on a wall(s) to be shown on the floor plan.

11.3 MULTIPURPOSE ROOM

A. **SOUND CONDITIONING**

All walls surrounding, and doors leading into; the Multipurpose room shall have sound conditioning in accordance with paragraph 10.17.b. above.

B. **HEATING, VENTILATION, AND AIR CONDITIONING**

Supplemental, separately zoned heating, ventilation, and air conditioning are required in the Multipurpose room. This zone must not be combined with any other room. All duct penetrations into the room shall be baffled so as not to compromise sound conditioning requirements. Low velocity systems are required to minimize equipment and system generated noise.

C. **CABINETS, SINK, AND FOOD WASTE DISPOSAL UNIT**

Base and upper cabinets with back wall shield (color coordinated with countertop), sink with hot and cold running water, and food waste disposal with appropriate drains and vents (ADA compliant) are required to be furnished and installed in the Multipurpose room. Actual length of counter/cabinets to be shown on floor plan to be provided. (SSA Manager shall select color of cabinet finish and counter laminate.) (See attachment labeled "Multipurpose Room Counter/Sink with Food Waste Disposal and Wall Cabinets")

D. **PAPER TOWEL AND LIQUID SOAP DISPENSER**

A paper towel and liquid soap dispenser similar to restroom fixtures are required to be furnished and installed at the Multipurpose room sink area. Supplies for both dispensers shall be furnished and maintained at no additional cost to the Government.

E. **EXHAUST FAN**

A ceiling-mounted exhaust fan (appropriately sized for the Multipurpose room near the sink/cabinet area) vented to the outside must be provided and installed. Install an appropriate size duct with aluminum grill and bird screen. A separate wall switch shall activate the fan.

F. **ACCORDION FOLDING PARTITION/VENTILATION**

If shown on the design-intent floorplan to be provided, a vinyl accordion-folding acoustical partition (minimum STC of 40) stacking on both sides with center opening (approximately 20 LF). An acceptable model is Holcomb and Hoke, 1545 Vanburen St., Indianapolis, IN 46203, 317-784-2444, or equal. (See attachment labeled "Accordion Folding Acoustical Partition.") (SSA Manager shall select color). Adequate ventilation must be provided to accommodate both sides of the accordion-folding acoustical partition when in closed position.

Ceiling-high walls with doors must be constructed to form "pockets" to conceal the folded partitions when in the open position (walls to be approximately 2-3 feet deep on each side).

G. **CHAIR RAIL**

A chair rail (approximately 4 inches height) is required on all inside walls of the Multipurpose room. The bottom of the chair rail to be installed approximately 28-30 inches above the finished floor to be determined by the SSA Manager. (SSA Manager shall select color of chair rail).

11.4. **RECEPTION ROOM** AND FRONT-END INTERVIEWING AREA

A. **HVAC SYSTEM**

The temperature in the Reception room and front-end interviewing area must be maintained in accordance with the requirements of the solicitation.

The Reception room and front-end interviewing area shall be separately zoned and have its own separate thermostat control with locking case. The key(s) shall be provided to the SSA Manager upon occupancy.

The HVAC system shall be designed to supply at least 6 complete air exchanges per hour with a minimum of 20 percent fresh air.

The relative humidity shall not exceed 50 percent during the cooling season and shall be maintained between 20-50 percent during the heating season. (These requirements are based upon the American Society of Heating Refrigeration, Air Conditioning Engineers Standards of 1981.)

B. **WALL COVERING**

VINYL WALL COVERING/CHAIR RAIL/CERAMIC TILE UNDER RECEPTION ONLY: Washable vinyl wall covering (minimum 22 oz) and a 4 inch x 1 inch non-wooden chair rail are required on all inside walls surrounding the Reception room including the privacy divider wall partitions at each interview window. The vinyl wall covering to be above and below the chair rail. Below the reception windows and FEI interview windows, ceramic tiles are required on all walls including the privacy divider wall partitions. The bottom of the chair rail to be installed approximately 28-30 inches above the finished floor. (SSA Manager shall select vinyl wall covering, color of ceramic tile and grout).

C. FLOOR COVERING

Non-skid 12" square minimum ceramic floor tiles are required in the Reception room and front-end interviewing area (tile size/colors and grout to be selected by the SSA Manager, and the SSA Manager may select more than one color of ceramic tiles to form a pattern). The grout shall not be white. Ceramic tiles/grout must be sealed prior to occupancy. The SSA Manager at the preconstruction meeting shall make selections.

D. INTERVIEW WINDOWS/COUNTERS

Five built-in counters/windows required to be furnished and installed in the wall between the Reception room and the open office space and approximately **eighteen** built-in counters/windows required in the front-end interviewing area. Total estimated number of counters/windows is **twenty-three. The open office side of each interview window shall be flush with the wall with nothing protruding beyond the wall to accommodate our ergonomic system's furniture.** (See attachment labeled "Interview Window/Counter.")

E. LIGHTING/FURR-DOWN WALL PARTITIONS

Furr-down wall partitioning (approximately 90 inches from the finished floor) with mounted parabolic fluorescent lighting fixtures are required directly above each Reception room interview and front-end interviewing window on the Reception room side. Fluorescent light fixtures are also required directly above each interview (Reception and front-end interviewing area) window on the general office side of each window. The walls containing the interview windows shall be constructed to the deck above for stability.

F. ENCLOSED BULLETIN BOARD

An enclosed bulletin board (60 inches x 36 inches) is required to be furnished and installed on a Reception room wall (location to be shown on floor plan). The bulletin board shall have two doors, aluminum frame with lock, corkboard inside, acrylic door panel. Lessor to waive restoration rights and the bulletin board shall remain the property of the Government.

G. SELF-HELP COUNTER/CABINET

One self-help counter/ cabinet is required to be furnished and installed in the Reception room. Lessor to waive restoration rights and the counters shall remain the property of the Government. (See attachment labeled "Reception Room Self-Help Counter.")

H. OBSERVATION WINDOW

An observation window, approximately 5 inches wide x 18 inches high, is required to be furnished and installed in the interior door(s) leading from the Reception room. The window to be transparent (no vision through the window from inside the Reception room) (Mirrol Pane, manufacturer: HGP or equal). The bottom of the window to be located approximately 56 inches from the finished floor and approximately 8 inches from the edge of the door.

I. DOCUMENT DROP BOX AND MAIL SLOT

A document drop box and a "slanted" mail slot (flap outside, open inside), (Baldwin Hardware or equal) is required to be furnished and installed in a Reception room wall (location to be shown on the floor plan). The drop box shall be attached to the wall on the general office side under the mail slot. (See attachment labeled "Document Drop Box")

K. GUARD WORKSTATION

A guard workstation in the Reception Room is required to be furnished/installed per the attached drawing (See attachment labeled "Guard Workstation). Lessor to waive restoration rights and the guard workstation shall remain the property of the Government.

11.5 RESTROOMS AND DRINKING FOUNTAINS

A. PUBLIC RESTROOMS AND DRINKING FOUNTAIN

In addition to employee restroom and drinking fountain requirements in the main body of this solicitation, two handicapped accessible restrooms and one chilled drinking fountain for the public are required. Electric hand dryers are required in addition to the accessories and specifications required in accordance with the main body of this solicitation. The lights in the public restrooms must be controlled outside the Reception Room. The required restroom fixtures in the public restrooms are as follows:

FIXTURES	MEN	WOMEN
Water Closets	1	1
Sinks	1	1
Urinals	1	

B. EMPLOYEE RESTROOMS AND DRINKING FOUNTAIN

A drinking fountain is required for the employees per the main body of this solicitation. Stall doors (except for handicap) shall swing out. A full-length mirror shall be provided in each employee restroom. The mirror over the lavatories must be full size; i.e., cover the entire area above the counter/sinks and entire width of the counter/sinks. Refer to the main body of this solicitation for other employee restroom specifications, accessories, and drinking fountain requirements. A light switch is required in each employee restroom.

11.6 DATA ROOM

A. HVAC UNIT

A separate HVAC unit is required to service the Data room only. A window unit is not acceptable. The unit must operate 24 hours per day, 7 days per week. The temperature in the Data room shall be maintained at a temperature range of 68 and 78 degrees Fahrenheit. The relative humidity shall not exceed 50 percent during the cooling season and shall be maintained between 20 and 50 percent during the heating season. The HVAC system must be capable of maintaining +2/-2 degrees of the thermostat setting. The system shall provide at least 6 complete air exchanges per hour with a minimum of 20 percent fresh air.

The size of the HVAC unit to be determined based on the size and location of the room, lights, and the total BTU output is a minimum of 7,000 BTU's for the computer system and telephone equipment.

The room must have its own separate thermostat control inside the room. The lessor shall maintain/ service the HVAC unit.

B. FIRE PROTECTION DEVICES

A carbon dioxide fire extinguisher is required. If water sprinkler fire protection devices are present in the room, they must have on-off style sprinkler heads.

C. ISOLATED GROUND ELECTRICAL PANEL

The isolated ground electrical panel must be located in the Data room (location to be shown on the floor plan provided by SSA's electrical engineering construction documents). The electrical panel must be recessed so that the conduits will be concealed inside the wall. There should be 2 or 3 spare conduits provided for future expansion in the panel.

D. DOOR AND LOCK

The Data room door must be solid wood core or be metal sheathed (minimum 18-gauge steel) with hinges mounted inside the room.

In addition to the privacy pushbutton lockset required in item 10.18.C, the room must be secured with a six-pin tumbler, off-master deadbolt lock having a minimum throw of one inch. Two keys must be delivered to the SSA Manager upon occupancy.

SECTION 12 - ELECTRICAL/DATA AND TELEPHONE REQUIREMENTS

Provided below and in the attached "SSA Intelligent Workstation/Local Area Network Requirements for Site Preparation" are electrical and data cabling requirements that explain the general scope of work in order to develop design requirements and related costs. For calculating isolated ground outlets, systems furniture workstation wiring and cabling requirements for the LAN computer system, assume the following workstation breakdown:

46 Systems furniture workstations (maximum of 4 per IG circuit)
8 Laser printers (maximum of 2 per IG circuit)
2 Digital copiers (maximum of 1 on a dedicated IG circuit)
2 Private offices (maximum of 4 per IG circuit- can be combined with systems furniture workstations)
8 Video Conference room (maximum of 4 per IG circuit; can be combined with furniture workstations)
1 Visitor Intake Process

67 Estimated Total

As part of the relocation process following lease award, SSA will provide to the lessor electrical engineered construction documents for the isolated ground circuiting and data cabling requirements for SSA's computer system. SSA will facilitate a conference call between the lessor's architect or general contractor, and/or electrical contractor and SSA's electrical engineering consultant to discuss the following electrical information required from the lessor in order to develop the construction documents:

- A riser diagram drawing including service voltage, service entrance feeder and service entrance equipment size, switchboard and panelboard schedules including voltage, mains, main breaker size and number of pole positions, interconnection of all switchboards, panelboards and transformers if present, size of all feeders to switchboards and panelboards

- Power plan(s) including location of incoming service, utility meter and service entrance equipment and location of all switchboards, panelboards and transformers,

- Whether the ceiling is a return air plenum or not

The construction documents provided to the lessor will be based on the preliminary drawings prepared by the lessor and the SSA systems furniture design. The lessor shall use these construction documents in conjunction with the SSA's initial build-out floor plan provided with the lease in preparing the lessor's final construction documents. The lessor is responsible for providing the construction documents for the general-purpose electrical receptacles, HVAC system, lighting, exhaust fans, etc.

During construction, the General Services Administration's technical specialist and SSA's electrical engineering consultant will be available for consultation, will perform onsite interim inspections, and will perform a final certification inspection prior to occupancy.

12.1 SYSTEMS FURNITURE

A. ELECTRICAL

One isolated ground duplex (orange in color), 105-125 vac, 47-63 hz, Hubbell IG5362, or equal is required for each systems furniture workstation. The electrical duplex receptacles are provided by the Government with the systems furniture. The lessor shall provide junction boxes and branch circuit wiring for the furniture power poles or floor feeds per the attached "SSA Intelligent Workstation/Local Area Network Requirements for Site Preparation" instructions.

Like devices shall be on the same circuit and cannot be mixed with other devices with the following limitations:

- No more than four isolated ground (IG) duplex receptacles for LAN computer workstations may be on one circuit
- No more than two IG duplex receptacles for laser printers
- No more than one IG duplex receptacle for each digital copier
- Two IG duplex receptacles required on two separate IG circuits for the LAN rack (circuits to be on the same phase)

Circuits must have a high quality third-wire isolated ground. (a conduit ground is not acceptable.)

Each isolated ground receptacle shall be permanently labeled at the outlet and at the circuit box with the circuit number and type of equipment used for that dedicated circuit. All required labeling to be shown in the electrical construction documents.

In multi-tenant buildings, electrical panels serving other tenants shall be located outside SSA space.

12.2 OTHER DEDICATED CIRCUITS

A. TELEPHONE SYSTEM

Two fourplex (115 volt, 20 amp) receptacle (not isolated ground) on a dedicated circuit must be installed immediately below each of two distribution boards for the telephone and security systems. No other outlets may be connected to these circuits. Refer to item 12.4 below for telephone requirements.

B. APPLIANCES IN MULTIPURPOSE ROOM

Dedicated circuits are required to accommodate appliances to be shown on the floor plan; i.e., refrigerators, microwave ovens, soft drink machine, and coffeemaker, etc. Water lines are required for the coffeepot and refrigerator icemaker.

C. INTERACTIVE VIDEO TRAINING (IVT)

One fourplex receptacle (not isolated ground) on a dedicated circuit must be installed in the Video Conference room as shown on the floor plan for the IVT TV monitor.

D. SECURITY SYSTEMS (INTRUSION DETECTION)

One fourplex receptacle (not isolated ground) on a dedicated circuit must be installed in the Data Room (location to be provided by GSA Federal Protective Service).

12.3 DATA CABLE REQUIREMENTS

Refer to the attached "SSA Intelligent Workstation/Local Area Network Requirements for Site Preparation" specifications.

12.4 TELEPHONE REQUIREMENTS

The Government reserves the right to install its own telephone system. The lessor shall provide a telephone entry point not to exceed 150 feet from the Data room where the Government-owned switch will be installed. Distribution shall be made from the Data room to instrument locations.

The lessor shall provide and install appropriately sized conduit required by the telephone vendor to the point of entry.

For any phone outlets not in systems furniture, the lessor will provide and install an outlet box, conduit stubbed out above the ceiling, and pull strings with rings.

Four (4) wall phones will be installed: one at the mailroom table; one in the multipurpose room; one in the video-conference room; and one in the ADP/data room. The lessor is to provide an outlet box, as indicated on the floor plan, for each wall phone location, conduit from the outlet box to be stubbed out above the ceiling and pull strings with rings. In addition, each wall phone location will need a duplex power outlet installed 10" center to center, directly below the telephone wall outlet.

O-rings shall be attached to the ceiling tie wires to hold telephone and data cables.

The lessor shall furnish and install two 4 foot x 8 foot fire-rated plywood boards (3/4 inch smooth surface, paint grade, class c or better) on a wall (to be shown on the layout) in the Data room to serve as the telephone distribution frame. The two boards to be installed side-by-side with the longest sides (8-foot) of the plywood installed vertically and approximately 15 inches from the finished floor. The plywood boards shall be painted prior to the installation of the telephone equipment with at least two coats of fire retarding (unleaded) paint or sealant applied per the manufacturer's instructions. Paint shall match the Data room walls.

Access to space where voice, data, and perimeter security wiring is to be installed shall be provided by the lessor at least two weeks prior to occupancy. For areas above false ceilings, this can be accomplished by:

- Not installing ceiling tile until such time as the telecommunications equipment and/or wiring has been installed, or
- Provide the labor necessary to remove ceiling tile to enable telecommunications and/or wiring to be installed and replace the tiles when the work is completed, at no cost to the Government.

Obsolete, existing non-rated or otherwise unusable telecommunication wires in a return air plenum, conduit, or floor ducts shall be removed prior to the date set for installation of telecommunications wiring. The lessor shall be responsible for removal of abandoned cable upon lease expiration.

INTERVIEW WINDOWS/COUNTERS

POCKET HORIZONTAL SLIDING WINDOWS:

Two 18 x 36 inch windows (window panel material to be either ¼ inch frosted obscure shatterproof glass or ½" laminated-clad solid wood; SSA Manager to select window material at time of predesign/preconstruction meeting).

Window panels to slide horizontally into either side of wall openings. Stops required in the top and bottom tracks to prevent windows from sliding beyond the center or past the window wall openings.

The window panels must be securely set in the tracks to prevent "floating".

Locking device required on the general office side to secure the two sliding window panels at the bottom.

Bottom of windows to be installed 30 inches from the finished floor (or 34 inches if handicapped accessible as shown on the floorplan to be provided) and flush with the countertop.

Window opening to have a wood frame on all four sides on both the general office and reception room sides. On the general office side, systems furniture workstations will be installed flush against the window; therefore, the wood frame cannot extend beyond ½ inch.

COUNTERS/PRIVACY WALL DIVIDERS ON RECEPTION ROOM SIDE:

The counter (on the reception room side) to be 15 inches deep and constructed of 3/4 inch plywood. Top and exposed edges of counter to be covered with laminate (Formica or equal) (SSA Manager to select color). Counter to be installed 30 inches from the finished floor (or 34 inches if handicapped accessible) and to run the length between the wall and the privacy wall divider (approximately 7 feet).

Privacy wall partitions to be constructed of ceiling-to-floor wall partitioning (approximately 4 inches wide) and extend 36 inches from the wall. Divider to be covered with the same finish as the Reception Room walls including chair rail. (SSA Manager to select colors). Interview windows must be **centered evenly** between privacy wall dividers on the reception room side. See floorplan layout for location(s).


INITIALS
GOVT
LESSOR


RECEPTION ROOM VIEW
(Furr Down with Parabolic Lighting)
Privacy Divider
Privacy Divider
18" WINDOW
18" WINDOW
3'-0"
30"

FLOOR ELEVATION

Scale: 3/4" = 1 Foot

INITIALS

GOV'T	LESSOR
[signature]	[signature]

GENERAL OFFICE VIEW


18" WINDOW
18" WINDOW
Latch Lock
30"

SCALE: 3/4" = 1 FOOT

FLOOR ELEVATION

(1) SEE SSA MANAGER FOR LOCATIONS OF ELECTRIC DOOR OPENER CONTROL AND DURESS SIGNAL

INITIALS

GOV'T	LESSOR
[signature]	[signature]

SIDE VIEW


36 INCH PRIVACY DIVIDER
WALL PARTITIONING
36"
GENERAL OFFICE SIDE
RECEPTION ROOM
15"

SCALE: 3/4" = 1' FOOT

INITIALS
GOV'T | LESSOR


TOP VIEW
36 INCH PRIVACY DIVIDER
WALL PARTITIONING
36 INCH PRIVACY
WALL
RECEPTION ROOM SIDE
Approx. 7 FT. (NOT to scale)
15"
18" WINDOW
18" WINDOW
WALL
WALL

GENERAL OFFICE SIDE

SCALE: 3/4" = 1 FOOT

INITIALS

GOVT.	LESSOR
[signature]	[signature]

IVT / TV CABINET

Free-standing cabinet constructed of 3/4 inch plywood. All exposed surfaces finished with plastic laminate (SSA manager to select color). Back of unit to be open with a 2 inch "lip" across the back of the TV section to prevent it from slipping off the back of the shelf.

Two cabinet doors with adjustable shelving required (five loose shelves constructed of 3/4 inch plywood and covered with plastic laminate with a "lip" on the back to prevent items from slipping off). Provide six drawers at bottom. Knobs, pulls and hardware required for cabinet doors and drawers. Heavy duty casters required for mobility.

If backs are required for the open space to provide stability to the cab inet, the "lips" can be eliminated and openings provided for adequate cable access and air flow.


29 1/2"
88 1/4"
24 3/4"
90 1/4"

INITIALS GOV'T LESSOR

ProEntry™ Programmable Electromechanical Locks



Locknetics' ProEntry Series are stand-alone, battery-powered, microprocessor-based, electromechanical locking systems with features and control for a smaller universe of users... at little more than you'd expect to pay for outdated, mechanical push-button locksets. Installation is easy, with no additional wiring. You can program up to 20 user codes at the lock, directly through the keypad. An optional, weather-resistant gasket permits use on exterior as well as interior doors. The integral micro-motor is powered by four, common, AA batteries for 80,000 activations, or about 3 years' life. Retrofit for existing mortise, cylindrical, or unit lock preps is easily accomplished with only minor modifications. ProEntry Series is available in cylindrical, mortise, or unit lock styles. Its simple, rugged design with TorqDefender™ anti-vandal handle and AutoBolt™ automatic deadbolt (mortise only), ensure long life and reliable operation. ProEntry Series are ideal for installations with fewer users, access points and data management requirements than those for the CM Series

PRO5157
CYLINDRICAL



PRO5557
MORTISE
(3/4" Latchbolt)



PRO5757
UNIT

CLASSROOM / STOREROOM / FUNCTION **(select by Program)**The clutch-controlled outside lever is normally locked. The inside lever is always free. The unit may be unlocked from the outside by Keypad access control. The mortise key cylinder provides emergency override by engaging outside lever. The unit may be maintained unlocked by using a keypad code specifically programmed for "Toggle Mode".


PRO5565

ENTRANCE FUNCTION



TorqDefender™ Outside Lever

The clutch-controlled outside lever is normally locked. The inside lever is always free. The unit may be unlocked from the outside by the Keypad access control. The mortise key cylinder provides emergency override by engaging outside lever. The

The patented TorqDefender™ clutch controlled outside lever is standard on every model in the series, both cylindrical and mortise-style electromechanical locking systems. The integral TorqDefender mechanism permits the exterior lever to swing freely should vandals attempt to break the door handle. The door remains

INITIALS

GOVT	INVESTOR

unit may be maintained unlocked by using a Keypad code specifically programmed for "Toggle Mode". Mechanical trigger extends beveled deadbolt to one inch. when door is closed. AutoBolt™ employs a mechanical trigger to automatically engage deadbolt when the door is closed.

locked and the mechanism operates even under extreme abuse.

Compare these features:

- Locknetics quality and innovation in a value-packaged offering — the ideal single door solution
- Program up to 20 user codes
- Select from 3 to 7 digits for user codes
- Add or delete users in seconds at the keypad
- Cost effective replacement for mechanical push-button locks
- PRO5500 mortise, PRO5100 cylindrical, and PRO5700 unit lock styles
- TorqDefender™ outside lever provides free wheeling protection from vandalism
- Mechanical key override accepts 1-1/8" or 1-1/4" mortise cylinder and adapts to existing key system
- Quick removal, vandal-resistant, mortise mounting concept
- Modular design - interchange inside and outside escutcheons for use with mortise or cylindrical locksets
- Upgradable to Computer Managed CM Locksets with same prep
- Extra heavy duty, cast stainless steel internal parts
- Solid cast lever handles with durable finishes
- Easy to install or retrofit for cylindrical, mortise, or unit lock preps
- Weather-resistant — vandal-resistant for interior / exterior doors
- Laboratory tested to 1,000,000 cycles
- Reliable, solid-state controls
- Powered by four common AA batteries for 80,000 cycles with no additional wiring
- ADA compliant hardware
- Meets or exceeds ANSI Grade 1 and ANSI/BHMA standards for electrified locksets
- UL® Listed for 3 hour fire-rated openings
- Fits cylindrical and mortise lock doors from 1-3/8" to 2-3/4" thick

INITIALS

GOV'T	LESSOR
[initials]	[initials]

PRO5100 STANDARD FEATURES



- TorqDefender™ outside lever provides free wheeling operation and does not retract latch when unit is locked
- Mechanical key override accepts 1-1/8" or 1-1/4" mortise cylinder, quick removal, vandal resistant, cylinder mounting concept
- Extra-heavy-duty, cast stainless steel internal parts, solid cast lever handles
- Easy to install / retrofit to existing cylindrical lock preps – easily field reversible
- Weather resistant – vandal resistant – for interior / exterior doors
- Four common AA batteries provide 80,000 activations without external wiring

How to Order PRO5100Series

		EXAMPLE:
1	Select model (lock function)	PRO5157
2	Select cylinder (mechanical override)	PRO5157 - LC
3	Select finish	PRO5157 - LC - SC
4	Select options	PRO5157 - LC - SC - SLB
5	Select accessories	PRO5157 - LC - SC - SLB - EG

1 MODEL SELECTION



PRO5157 *CLASSROOM/STOREROOM FUNCTION*

(SELECT BY PROGRAM)

The clutch controlled outside lever is normally locked. The inside lever is always free. The unit may be unlocked from the outside by Keypad access control. The Mortise Key Cylinder provides emergency override by engaging outside lever. The unit may be maintained unlocked by using a Keypad code specifically programmed for "Toggle Mode".

2 CYLINDER SELECTION

LC	Less Cylinder STANDARD
KD	Mortise Cylinder 1-1/4", Keyed Different

4 OPTION SELECTION

MX150 Memory Expansion for 150 Users

Door Thickness Options

State door thickness - 1-3/8" to 2-3/4" available in 1/8" increments

Note: If no option is selected, lock will be shipped to accommodate 1-3/4" door.

Backset/Latchbolt Options

SLB	2-3/4" backset, 1/2" throw STANDARD
ELB	2-3/4" backset, 3/4" throw
OLB	2-3/8" backset, 1/2" throw

Note: If no option is selected, lock will be shipped to accommodate 2-3/4" backset and 1/2" throw.

3 FINISH SELECTION

SC		Silver Chromium STANDARD
626	US26D	Satin Chrome
612	US10	Satin Bronze
605	US3	Bright Brass
625	US26	Bright Chrome
690		Dark Satin Bronze (Powder Coat)

* Escutcheons - Black Powder Coat Finish

5 ACCESSORY SELECTION

EG Exterior Gasket Kit

NOTES

1. All mechanical override cylinders provided by Locknetics utilize a Schlage C Keyway, and two keys.
2. Most other manufacturers' 1-1/8" or 1-1/4" mortise cylinders with straight cams are compatible with the ProEntry™.

INITIALS GOV'T LESSOR

PRO5100 SPECIFICATIONS

PRODUCT SPECIFICATIONS

Access Control Device	
PRO	Keypad with stainless steel buttons, in Lexan" housing integral to outside escutcheon
Electronic	
Power Unit	Micro motor drive
Power	Four standard AA Alkaline batteries (included) 80,000 activations average life-span. Low battery indication provided
Memory	Programmable, nonvolatile EEPROM, 20 users standard (150 optional)
Electronic Package	
Controller	Controller and batteries housed within inside escutcheon. High impact Lexan cover. Bottom assembly - solid diecast zinc - black powder coat
Mounting	Solid diecast zinc base plate. Security screws
Hardware	
Handing	Non-handed
Door Thickness	1-3/4", standard 1-3/8" to 2-3/4" in 1/8" increments (optional)
Backset	2-3/4", latchbolt - non-UL available for 2-3/8"
Lever	Solid die cast zinc, return to within 1/2" of door face Silver chromium finish STANDARD Patented TorqDefender" clutch return for outside lever
Front Escutcheon	Solid die cast zinc, black powder coat Vandal resistant cylinder mounting, drill resistant plates in escutcheon 3-3/8" W x 10-7/16" H x 1-1/2" Thick
Cylinder	1-1/4", brass, 6 pin mortise cylinder, straight tailpiece, Schlage C keyway. Lock will accept most manufacturers' 1-1/8" or 1-1/4" cylinders
Warranty	One year limited
Certified Listings	ANSI Grade 1 UL Listed - 3 hour A label fire rated openings A117.1 Accessibility Code of the ADA
Lock Chassis	Investment cast stainless steel, steel and zinc die cast, easily reversible
Lock Front	Zinc die cast
Latchbolt	Chrome plated steel, 1/2" throw, 3/4" optional
Strike	Stainless steel or bronze, ANSI curved lip
Cylinder	Mortise - unique in industry. Security of mortise lock in cylindrical lock
Shipping Weight	10.7 lbs. (4.9 kg.)

ARCHITECTURAL SPECIFICATIONS

All electronic cylindrical locksets shall be PRO5100 Series extra heavy duty cylindrical lever locksets, manufactured by Locknetics Security Engineering, Forestville, CT U.S.A. The PRO5100 Series incorporates the same architectural design continuum as the PRO5500 Mortise Series and the 6000-PRO Exit Trim Series.

PROgrammable door lock, designed for extra heavy duty institutional and commercial applications. Lock chassis shall accommodate 161 cylindrical door prep with a 1-3/4" door thickness. Trim escutcheons shall be manufactured of solid cast material. Levers shall have 5/16" spindles on both sides and shall be attached to the escutcheon for increased security. Levers shall operate independently for increased product life. Handing of the lockset shall be field reversible. The cylindrical lockset shall contain 50% fewer parts than a standard mechanical cylindrical lockset as a result of an on-board microprocessor controlling the lockset function. The cylindrical lock body shall have a minimum 85% of all internal parts of cast stainless material with no plastic parts. The exterior lever has a patented built-in clutch mechanism "TorqDefender™" for increased performance and vandal resistance. Latchbolt shall be 1/2" throw with 3/4" throw available. To accommodate choice of facility keying systems lockset shall accommodate 1-1/8" or 1-1/4" mortise cylinder to operate the mechanical emergency override. An outside escutcheon gasket shall be available to resist intrusion of dust, weather, and foreign material.

All locksets shall be modular in design with the ability to interchange the outside and inside escutcheons for use with mortise lock body or cylindrical lock body. Modular flexibility is required to minimize the need to inventory parts to service both the cylindrical and mortise locksets.

Each lockset shall include a low energy D.C. motor for electronic control for access operations. The motor shall be powered by four AA standard alkaline batteries providing 80,000 activations without external wiring. An integral electronics assembly shall be microprocessor based with a programmable non-volatile memory. The electronic assembly shall be housed in a high impact Lexan™ cover. The electronics shall be further protected by mounting the assembly to the inside surface of the door. The cover shall be easily removable for replacement of batteries.

Programming shall be completed through a digital keypad within seconds. Reprogramming shall not require disassembly of lockset for deleting or entering user codes. Programmer may select from 3 to 8 digit user codes. Capabilities shall include keypad code from 20 users standard, with 150 users codes optional with each lockset. The lockset shall have on-board electronics that can change lock functions such as: maintained locked or unlocked, one time lock release, and lock out of all active users. Re-lock time delay shall be programmable from 1 to 120 seconds.

The keypad access control interface module shall be recessed within the front cover. Interface module must be vandal and weather resistant for exterior applications. The keypad interface module shall include two LED indicators for guidance during programming, troubleshooting, and user activation. The LED indicators shall also provide visual indication of low battery condition.

All electronic locksets must exceed the ANSI and BHMA Grade 1 standards. Locksets shall be UL listed for 3 hours for fire rated openings.

INITIALS GOV'T LESSOR

DOOR•GARD FEATURES AND PROGRAMMING GUIDE COMMAND AND CONTROL SERIES

DOOR-GARD COMMAND AND CONTROL SERIES keypads offer field proven reliability and cost effective solutions anywhere limited control or access is desired. Designed for individual control of up to four devices, Door-Gard Command and Control Series keypads are the perfect choice for controlling electric locking devices, security systems, automatic operators or machinery. Door-Gards accept power from a 12 or 24V AC/DC Supply.
No separate programmer is ever necessary.

FEATURES:

- 4 INDEPENDENT OUTPUTS
- 4 INDEPENDENT TIMERS
- ALL OUTPUTS ASSIGNABLE BY CODE
- ON BOARD 8 AMP FORM C RELAY
- 120 USERS
- REMOTE TRIGGERING INPUT
- FRONT PROGRAMMABLE

MEMORY

Non-volatile EEPROM memory means your codes and instructions will be there whether you remove power for 5 minutes or 5 years.

PROGRAMMING

All programming is accomplished entirely from the front of the keypad. LED guidance makes programming easy, and changing codes a matter of seconds for an authorized user.

CODES

The Door-Gard Command and Control keypads allow up to 120 individual user codes to be valid. Codes may be from 1-6 digits in length and digits may be repeated. The Master Code is always user one (1).

MAIN RELAY

This is an 8 Amp (10 Amp surge) Form-C relay which can be toggled or timed from 1 to 90 seconds-by code.

AUXILIARY OUTPUTS

Auxiliary outputs can be individually timed from 1 to 90 seconds or act as a toggle switch, and may be triggered individually or in combination-by code. The Ruggedized(r) and Sealed Environmental(se) style provide these outputs in the form of 1 Amp Form-C relays, all other styles have 50ma negative voltage outputs.

REMOTE TRIGGERING INPUT

This normally open loop can be programmed to trigger any combination of outputs. Upon a momentary closure, the selected outputs will energize for their programmed time. The main relay (if selected) will energize for the same time period as the Master Code. This feature is especially useful when controlling an electric locking device.

KEYPRESS FEEDBACK / AUDIBLE KEYPRESS

The Command and Control Series Door-Gards will acknowledge a keypress by momentarily illuminating the yellow LED on the indoor(i), weather resistant(w), mullion(m) styles or momentarily sounding the sounder in the ruggedized(r) and sealed environmental(se) styles. This can be turned off through programming.

KEYPAD ACTIVE OUTPUT

The Command and Control Series Door-Gards can be programmed to energize a voltage output whenever a key is touched. This can be used to turn on lights, CCTV camera, or notify a guard. This output is not available if the IEI 250 Printer Interface is used.

AUDIT TRAIL

An accurate real-time audit trail can be provided by any Command and Control Series Door-Gard with the addition of an optional model 250 Printer Interface. The 250 can monitor up to 8 keypads simultaneously. The 250 comes with power supply and printer cable and connects easily to any parallel printer (not included).

605-0212 Rev 1.03

INITIALS GOVT LESSOR



TESTING THE KEYPAD

1. Connect the positive (+) lead of your power supply to the terminal strip (TS1) +V input.
2. Connect the negative (-) lead of your power supply to the terminal strip (TS1) -V input.
3. Turn on your power supply.
4. Press 7890#123456*. If all 12 keypresses have been verfied, the keypad will enter self test mode. Either the LED's will flash or the sounder will beep 3 times, then light or sound continuously for 3 seconds (except on the mullion). If these responses do not happen, try the test mode again and then call tech support. Note: self test mode can be used when troubleshooting a keypad in the field. If you do not get the continuous light or sound then the memory has been corrupt and should be re-programmed with the 46 command (see option #19).
5. Enter the master code of 1234*. The relay will energize. Refer to programming section to program your keypad.

NOTE:

The keypad may be programmed in your shop or at the installation site. Programmed information is stored in non-volatile memory so it will not be lost if power is removed.

COMMAND AND CONTROL DEFAULTS

The Door-Gard Command and Control Series keypads are designed for easy installation in a minimum amount of time. The following defaults have been factory programmed.

Master Code (user 1)	1234 *
Main Relay will energize for	5 seconds
Auxiliary Outputs will energize for	5 seconds
Panic will energize	Output 4
Keypad Active Output	Off
Remote Triggering Input will energize	Main Relay
Keypress Feedback	On

If defaults must be changed or additional functions are desired, please refer to the *PROGRAMMING OPTIONS* chart after you are familiar with the *PROGRAMMING* section.

PROGRAMMING

		Yellow LED [2]
1. Enter programming mode [1]		
Press	99 # (master code) *	Flashes slowly
2. To change master code [3]		
Press	1 # (new master code) *	Flashes fast
Press	(new master code) *	Flashes slowly

If main relay time must be changed, substitute option 2 from PROGRAMMING OPTIONS chart for step 2 above.

3. To add/change second code		
Press	2 # (new user code) *	Flashes fast
Press	(new user code) *	Flashes slowly
4. To add/change third code		
Press	3 # (new user code) *	Flashes fast
Press	(new user code) *	Flashes slowly
5. Up to 120 codes may be added in this fashion		
6. Exit programming mode		
Press	*	Out

NOTES:

- [1] The Command and Control series Door-Gards are factory programmed with a master code of 1234 *.
- [2] Some Door•Gard products contain a sounder in place of the yellow LED. In these products the flashing is replaced by a beeping.
- [3] The master code is always user 1.
- The master code allows access to the programming mode & activates the main relay.
- All codes must be followed by the *.
- Codes may be from 1-6 digits in length, and digits may be repeated.
- If the master code is forgotten or does not seem to be working, momentarily remove the programming jumper (or push SW1 on the se style, see wiring diagram for location) to enter programming mode and go to option #19 and default keypad.
- If the yellow LED lights (or sounder sounds) solid while in programming mode an error has occurred. Press * to clear (yellow LED should flash or sounder sound) and start over from step 2 or 3 above.

INITIALS LESSOR

PROGRAMMING OPTIONS CHART

If the pre-programmed default values must be changed
or additional functions are desired, the following options may be programmed.

1. Enter programming mode	Press	99 # (master code) *
2. Change master code/set main relay time [1]	Press	(time) # 1 # (new code) * (new code) *
Example: Master code of 4321/relay time of 10 seconds	*Press*	*10 # 1 # 4321 * 4321 **
3. Add/change user code	Press	(user number) # (new code) * (new code) *
4. Add/change user code with a different output [1] time on main relay	Press	(time) # (user number) # (new code) * (new code) *
5. Delete user codes	Press	(user number) # * *
6. Set output 2 time [1]	Press	12 # (time) # 0 # * *
7. Set output 3 time [1]	Press	13 # (time) # 0 # * *
8. Set output 4 time [1]	Press	14 # (time) # 0 # * *
9. Set outputs for Remote Triggering.Input	Press	17 # (outputs: .ie. 1, 2 or 2, 3 etc.) # 0 # * * Note: 0= no outputs
10. Set outputs for Panic [2]	Press	18 # (outputs: i.e. 1, 2 or 2, 3 etc.) # 0 # * * Note 0= no outputs
11. Turn keypress feedback/audible keypress on	Press	30 # 0 # 1 # * *
12. Turn keypress feedback/audible keypress off	Press	30 # 0 # 0 # * *
13. Turn yellow LED/sounder on with relay	Press	30 # 1 # 1 # * *
14. Turn yellow LED/sounder off with relay	Press	30 # 1 # 0 # * *
15. Turn auto entry on	Press	30 # 2 # 1 # * *
16. Turn auto entry off	Press	30 # 2 # 0 # * *
17. Turn keypad active output on [3]	Press	43 # 0 # 99 # * *
18. Turn keypad active off	Press	43 # 0 # 00 # * *
19. Erase keypad memory/reset defaults	Press	46 # 00000 # 00000 # * *
20. Energize selected output(s) with a user code [4]	Press	59 # (outputs: i.e. 1, 2 or 2, 3 etc.) # (user number) # (new code) * (new code) *
*Example: User 2; code of 4321 *: energize outputs 2 & 3*	*Press*	*59 # 23 # 02# 4321 * 4321 **

NOTES:

[1] Time must always be represented by 2 digits. Example: 5 seconds = 05.
Latching /toggle is accomplished by entering a time of 00

[2] If selected, panic will operate by pressing the * and # simultaneously.
Panic operates for 1 second and is defaulted to output 4.

[3] Keypad active is a negative voltage output (sink) available
on terminal (or wire) marked WB (see wiring diagrams for location).

[4] This feature is not available with the master code.


INITIALS
GOVT
LESSOR

ELECTRIC STRIKE RELEASE

061633 Furnish and install one (1) ea.

Electric door release latch strike assembly.

The assembly shall provide remote controlled access for the door equipped with a dead latch. The electric strike shall be installed in the hollow metal door frame jamb and shall meet ANSI 156.5 requirements. The internally mounted solenoid shall have the fail secure feature. It shall be constructed of stainless steel, tamper resistant and accommodate adequate door loading. The assembly shall be operated by a remotely located 24VAC push button and shall be furnished with a 120/24VAC transformer.

The installed assembly shall comply with current building and national electrical codes. It shall be complete and operational using a current commercial standard product.

All related work such as connection to building electrical system, location of push button operator, circuit wiring, etc., shall be included.

*Specify location of operating push button.




INITIALS
Gov't
Lessor

INTERNATIONAL ELECTRONICS, INC.





Please carefully read the technical section of the instructions. If this product does not seem to operate properly, please call our Technical Department toll free at 1-800-343-9502 (781-821-5566) Monday-Friday 8:30 am-7:00 pm EST.

We understand your time is valuable, and we know that calling our Technical Support Department will ensure that you'll make the most profit possible with your IEI product.

Thank you for your purchase. We appreciate your business.



IEI 212iL Keypad
"When Form Meets Function At A Great Price"
Design
USES
Value
ELEGANT LOOKS
INDOOR
GREAT PRICE
BACKLIT
DEVICE CONTROL
120 USERS
MEDIUM DUTY USE
DOOR CONTROL
ITS FROM
At Your Distributor Now
IEI 1-800-733-9502
Web www.ieib.com

INITIALS GOV'T LESSOR

COMMAND & CONTROL STYLES:

212i-INDOOR STYLE
- Flushmount indoor design.

212w-WEATHER RESISTANT STYLE
- Flushmount outdoor design.

212r-RUGGEDIZED STYLE
- Weatherproof self-contained metal housing.
- Vandal resistant.
- Cast metal housing suitable for wall, post or gooseneck mounting.
- Available in White or Black.
- 4 On-Board relays.

212se-SEALED ENVIRONMENTAL STYLE
- Weatherproof self-contained metal housing.
- Vandal resistant.
- Small design suitable for residential, commercial and industrial applications.
- 4 On-Board relays.

212m-MULLION STYLE
- Weather resistant metal housing.
- Two-piece design with secured electronics.
- Narrow housing suitable for aluminum door frame mounting.
- Available in Bronze or Satin Aluminum

ACCESSORIES:

DATA LOGGING
- IEI-250 Printer interface provides power, communication inputs and outputs for up to 8 Door•Gard Keypads. Interfaces with any parallel printer for user/door activity logging.

INSTALLATION
- IEI-280 Weatherproof surface back box.
- IEI-281 Flush mount back box.
- IEI-290 12 VDC plug-in power supply. 300MA.
- IEI-293 Three relay plug-in board with FORM C, 1 amp relays.

Converts transistor outputs to dry contacts (for use with Command and Control indoor, weather resistant and mullion styles).

MAGNETIC STRIPE CARDS –
Track II encoded, low coercivity cards.
- IEI-2010 – Pack of 10 cards.
- IEI-2025 – Pack of 25 cards.

TAMPER PROTECTION
- IEI-282 Tamper Switch detects faceplate removal.
- IEI-283 Security Module responds to tamper switch (included) and cuts all in/out power to the door lock. Wires can't be crossed to unlock door. Must be reset from inside the protected area.
- IEI-289 Tamper Screws - Tri-head.
- IEI-267 1/4" driver.
- IEI-270 adapter socket - Tri-head.
- IEI-288 Tamper Screws - Allen with pin.
- IEI-271 Tamper Wrench - Allen with pin.

OTHER DOOR-GARD PRODUCTS FROM IEI

CONTROL PANEL INTERFACE SERIES

210 – Programmable Keypad- Direct hardwire keyswitch replacement.
240 – Battery Operated Keypad- Direct keyswitch replacement (for indoor use).
262 – The Partitioner- Self-contained 2-zone control.

SELF-CONTAINED ACCESS CONTROL SYSTEMS

232i – Indoor keypad
232w – Weather-resistant
232se – Sealed environmental keypad
232r – Ruggedized keypad
232m – Mullion keypad
233 – Card Reader System
234 – Keypad/Card Reader System

FEATURING
- Lock Release Relay
- Lock Release Time
- Alarm Zone Shunting Relay
- Multiple User
- Propped Door Alarm Relay
- Timed Egress Input
- Forced Door Alarm Relay
- Front Programmable

LIMITED WARRANTY

International Electronics, Inc. (IEI) warrants its products to be free from defects in material and workmanship, when they have been installed in accordance with the manufacturer's instructions, and have not been modified or tampered with. IEI does not assume any responsibility for damage or injury to person or property due to improper care, storage, handling, abuse, misuse, normal wear and tear, or an act of God.

IEI's sole liability is limited to the repair or (at IEI's option) the replacement of the defective product or part when sent to IEI's facility (freight and insurance charges prepaid), after first obtaining IEI's Return Merchandise Authorization.

IEI will not be liable to the purchaser or anyone else for incidental or consequential damages arising from any defect in, or malfunction of, its products.

This warranty shall expire two years after shipping date for DOOR-GARD keypads.

Except as stated above, IEI makes no warranties, either express or implied, as to any matter whatsoever, including, without limitation to, the condition of its products, their merchantability, or fitness for any particular


INTERNATIONAL
ELECTRONICS, INC

INTERNATIONAL ELECTRONICS, INC.
427 TURNPIKE STREET, CANTON, MA 02021 USA
800-343-9502, 781-821-5566
781-821-4443 FAX
FAX INFORMATION CENTER 781-821-0734 (FROM YOUR FAX MACHINE)

MADE IN U.S.A.

605-0212
REV. 1.03

INITIALS
GOV'T	LESSOR
[signature]	[signature]


Electromagnetic Door Lock
Red LED
Yellow LED
Green LED
Brown
White/Orange
TS1
V+ V- NC C NO
Relay
Transorb
Magnetic door lock
(fail safe)


Basic Access Control with an Electric
Door Strike
Red LED
Yellow LED
Green LED
Brown
White/Orange
TS1
V+ V- NC C NO
Relay


Shunting a Normally Closed Zone
Red LED
Yellow LED
Green LED
Brown
White/Orange
TS1
V+ V- NC C NO
Relay


Arming and Disarming a Typical Control Panel
Green LED (panel disarmed)
Red LED (panel armed)
TYPICAL ALARM
CONTROL PANEL
GREEN LED (-)
RED LED (-)
12 VOLTS (+)
PA-For
User LEDs
ARM/DISARM
TERMINALS
Relay
TS1
V+ V- NC C NO
12 VOLTS(-)
12 VOLTS(+)
NOTE: LED ground wires must be removed from keypad.
PA connector and wired to panel. Connections are shown
for a typical panel with -V (sink) outputs.


Wiring to a Model
250 Printer interface
or a Hard Copy
White/Black
White/Yellow
TS1
Relay
250 Printer Interface
12 Volts AC
Input Voltage
Parallel
Printer

PACKING CHECKLIST

212i or 212w KEYPAD
TEN CONDUCTOR WIRING HARNESS (1)
SLOTTED SCREWS (2)
SECURITY SCREWS (2)
*M.O.V. (2)
*100 OHM RESISTOR (1)
*10 OHM RESISTOR (1)
*IN4004 DIODE (1)
TRANSORB (1)
MOUNTING GASKET 212w ONLY (1)
FEATURES AND PROGRAMMING GUIDE
WARRANTY CARD

NOTE:DUE TO IMPROVEMENTS,
ITEMS WITH AN ASTERISK(*)
ARE NO LONGER REQUIRED FOR
INSTALLATION. 606-1112 Rev 1.00

INITIALS GOVT LESSOR

212 i/w Circuit Board


Red LED
Yellow LED
Green LED
NOTE: J3 JUMPER NOT USED ON 212 i/w
J3
Yellow Prog LED
Red LED (-)
Green LED (-)
(+)
(+)
Note:
Wiring Harness P1 leads exit over terminals
J2-Remove jumper for 24 volt operation
10
1
Relay
TS1
V+ V- NC C NO

212 i/w Wiring Harness


10 White Not used
9 Wht/blue Output 3 -V (Sink 50mA)
8 Wht/red Output 2 -V (Sink 50mA)
7 Orange Output 4/panic -V (Sink 50mA)
6 Brown Remote Triggering Input (REX)
5 Wht/orange Remote Triggering Input (REX)
4 Wht/black K (in) Keypad active
3 Wht/yellow K (out)
2 Black Ground (Output only)
1 Red Not used

Warning: Plug this harness in with the leads facing down! Permanent damage may result if incorrectly inserted.

Optional 293 Auxillary Relay Board


RELAYS
OUTPUT 2
OUTPUT 3
OUTPUT 4
NC1
NO1
C1
NC2
NO2
C2
NC3
NO3
C3
1 Amp @ 24 VDC
WB K (data in)
WY K (data out)
WO Remote triggering
BR Remote triggering
W Not used
R Not used
normally open switch
Dip Switch Selection for 12 or 24 Volt Operation. NOTE: Switch all 3 to selected operating voltage.
12V 24V
ACCESSORY RELAY BOARD
The IEI Model 293 plug on relay board converts voltage outputs to Form-C 1 Amp relays and provides screw terminal connections for all inputs and outputs. The 293 fits in a standard 2" electrical box with the keypad.
TERMINAL STRIP TS1
KEYPAD ELECTRONICS BOARD

Wiring an accessory Relay


The markings in parenthesis refer to the IEI Model 284 Leaded Accessory Relay
White/red=Output 2
White/blue= Output 3
Solid orange= Output 4/Panic
10
1
Red
TS1
V+ V- NC C NO
Coil positive-(Red)
Relay NO-(Green)
Relay Comm-(Blue)
Relay NC-(Gray)
White/red
Coil negative-(White)
12-24v AC/DC

TECHNICAL NOTES

When using this device to operate an electric locking device you **must** install the transorb as close to the locking device as possible. Installation of this device will prevent the " electrical kick back " voltage generated by the locking device from damaging the keypad.

To avoid ESD (electro-static discharge) from interfering with the operation of the DOOR-GARD, ground the negative terminal of the keypad to earth ground. If the power supply can not be grounded, then the case should be grounded.

When mounting the 212w outside, apply silicone to the area where wires enter the case, and install a weep hole at the bottom of the box. This will help prevent warm air from condensing on the circuit board.

For use in extreme weather conditions, please consult the factory for additional methods of protecting your DOOR-GARD from the environment.

SPECIFICATIONS:

MECHANICAL:
BOARD DIMENSIONS:
1.70"w x 2.60"h x 1.125"d
1.70"w x 2.60"h x 1.675"d (w/ 293 relay board)

ELECTRICAL:
VOLTAGE:
12-24 Volts AC/DC (selected by jumper)
CURRENT:
@12vdc 4.5ma typical-36ma w/relay energized
@24vdc 6.2ma typical-38ma w/realy energized
Note: add 6ma per LED @ 12 volts/12ma @ 24 volts
Note: keypads using the IEI-293 relay board require an additional 30ma for each relay energized.
OUTPUTS:
Main relay: 8 Amp. Form-c @ 24VDC-10 AMP surge
Outputs 2, 3, & 4 are 50ma negative voltage outputs

ENVIRONMENTAL:
TEMPERATURE:
-20 DEGREES F TO 130 DEGREES F (-28C TO 54C

606-1112 Rev 1.00

INITIALS
GOV'T | LESSOR


INITIALS
GOV'T
LESSOR

ATTACHMENT

DOCUMENT DROP WITH ACRYLIC BOX

RECEPTION ROOM SIDE



SLANTED LETTER SLOT

Steel-spring action keeps the flap tightly closed. Magazine size slot opening required (approx. 11-1/2 inches x 2-7/8 inches). Wall liner to be slanted and deep enough to be installed in a wall. Constructed of aluminum (gold or silver). Letter slot opening to face the Reception Room. Install opening at 42 inches from the finished floor. (Acceptable source: AAA Mailbox Sales and Service, 701 Richcreek Road, Austin, TX 78757, telephone 512-451-6269)


INITIALS
GOV'T
LESSOR

DOCUMENT DROP BOX
(April 2002)

Letter Slot - Opening with steel-spring action to keep the flap tightly closed. Magazine size slot opening required (app. 11-1/2" x 2-7/8"). Slot opening to be constructed of aluminum (gold or silver). Letter slot opening to face the Reception Room. Install opening at 42" from the finished floor. (Acceptable source: AAA Mailbox Sales and Service, 701 Richcreek Rd, Austin, TX 78757, phone 512-451-6269).

Drop Box - Constructed with 1/2" plywood, Melamine faced on all exposed surfaces (SSA Manager to select color). Clear acrylic panel to be installed in front for visibility of contents. Slanted top with hinged opening and padlock hasp with lock. Wall liner to be slanted and deep enough to be installed through the wall.



PIANO HINGE
8"
4" WIRE PULL/HANDLE
PADLOCK HASP WITH LOCK
12"
CLEAR ACRYLIC
13"
FRONT ELEVATION
RECEPTION ROOM WALL
LETTER SLOT OPENING
1/2" PLYWOOD MELAMINE LINER
42"
13"
SIDE ELEVATION

INITIALS GOV'T. LESSOR

GENERAL OFFICE SIDE



Letter Slot installed 42 inches from the finished floor. Acrylic box (12 inches wide x 12 inches deep x 12 inches high) attached to wall directly below the Letter Slot opening.


INITIALS
GOV'T
LESSOR

SELF-HELP COUNTER (10 FEET)

- Size: 10 feet by 18 inches deep. Heights as shown below are from the finished floor.

- Construction: Cabinet to be constructed of 3/4 inch plywood with veneer. (Pressed board and wafer board are unacceptable.) Unit to be mounted securely to the wall. Door knob/handle with lock and key and four adjustable shelves to be provided.

- Finish: All exposed surfaces of counter and inside cabinet including shelving to be covered with laminate, Pionite or equal. Color to be selected by the SSA Manager.



10'
24"
42"
34"
Lock
Open Area
Open Area

DRAWING TITLE	RECEPTION ROOM SELF-HELP COUNTER	GENERAL SERVICES ADMINISTRATION PUBLIC BUILDINGS SERVICE			
PROJECT		SCALE: 1/2" = 1'-0"			
LOCATION		DWN. BY	L. FLORES	10/23/[illegible]	CKD. BY
STREET		PROJ. NO.		DWG. NO.	

INITIALS GOV'T LESSOR

Door

-The door shall be a solid core flush door with 5-ply construction and Type II non-staining glue. The door should be factory mortised and should receive a premium grade factory coated natural finish. The grain and stain effect shall be determined by the GSA contract officer*. Field finish the stiles with same product as used on the factory finish. Each door shall bear an identifying mark indicating its quality and construction. The identifying mark or a separate certification shall include identification of the standard on which construction of the door is based, identity of the manufacturing plant, identification of the standard on which preservative treatment, if used, was made.

-The door shall be fit, hung, and trimmed to the extent that it is plumb and true. Clearances are as specified below. The lock edge or both edges of the door shall be beveled at the rate of 1/8" to 2". Cuts made on the job shall be sealed immediately after cutting, using a clear varnish or sealer. Bottom of bottom gate shall be undercut to allow clear door swing over carpeted areas. Vertical edges of doors which have not been rounded or beveled at the factory shall be eased when the door is installed.

Frame

-The door frame shall be a 16 guage hollow metal frame. Whenever damage becomes evident, abraded, scarred, or rusty areas shall be cleaned and touched up with the paint used in the shop painting. Metal frames shall be reinforced, drilled, and tapped to receive all necessary hardware. Rubber silencers shall be installed into factory predrilled holes in door frames; adhesively applied silencers are not acceptable. Where frames are installed in plaster or masonry walls, plaster guards shall be provided on door frames at hinges and strikes.

-A wrap around frame should be used for 6" walls. For 8" walls or more, securely anchor a butt frame using T-anchors.

Shelf

-Shelf shall be 3/4" plywood with veneer. Veneer is to be a high pressure laminate in a wood grain and color to match the door finish.

Hardware

1 mortise entry lock (lower gate)
2 slide bolts (on upper gate to attach it to lower gate)
1 door stop (lower gate)
1 wall type door stop with holder and keeper (upper gate)
4 ball bearing full mortise hinges
2 brackets for shelf

All hardware should have a chrome finish unless otherwise specified by the GSA contract officer*.

* In these cases only, a designated representative may act in lieu of a GSA contract officer for the purpose of specifying an interior product finish. Quality and quantity of any products herein must not be altered.

1/8" CLEARANCE
3'-0"
1/8" CLEARANCE
7 1/4"
28 1/4"
13 1/2"
22 3/4"
12 1/4"
1/8" CLEARANCE
7'-0"
35"
16"

CENTER SHELF ON LOWER GATE. ALLOW CLEAR DOOR SWING.
SHELF HEIGHT IS 42" STD.

UNDERCUT TO ALLOW CLEAR DOOR SWING OVER CARPET.

INITIALS

DRAWING TITLE	DUTCH DOOR	GENERAL SERVICES ADMINISTRATION PUBLIC BUILDINGS SERVICE			
PROJECT	WITH OBSERVATION WINDOW	SCALE: 1/2" = 1'-0"			
LOCATION	Observation window: approx. 5" W x 18" L	DWN. BY	L FLORES	10/21/	CKD. BY
STREET	With mirror finish reflective film facing Reception room. Bottom of window to be 56" From finished floor and 8" from edge of door	PROJ. NO.		DWG. NO.	

ATTACHMENT - DUTCH DOOR A

Cabinet

Cabinet to be constructed of ¾" particle board covered with Melamine on all exposed sides and ends. All joints to be fastened with both glue and nails. Color to be selected by SSA Manager

Standards and Shelving

Brackets for fixed and adjustable shelves to be dadoed. Shelf material to be ¾ Melamine or equal on all exposed. Sides/ends (top and bottom of each shelf). Furnish three loose shelves with each unit, cut fully 15 inches deep and length to suit. Finish as above.

Adjoining Units

Carriage bolts shown in Detail C are required only between adjoining units. Bolts to be field installed after units are set up in final location.



2'-6"
¾"
¾"
C
45"
36"
5"
¾"
C
30"
Inside Dimensions
18"
8'-0"
¾
C
K&V #255
STANDARDS,
#256
SUPPORTS
27"
¾
24"
18"
15"
⅜" BACK
A
B
DETAILS
A
COVR. BASE
2" x 4" BLOCKING
B
3/8" PLYWOOD BACK
2" x 4" BLOCKING
C
1/4" CARRIAGE BOLT
1" x 2" BLOCKING
D
CORNER UNIT
DRAWING TITLE
STORAGE ROOM SHELVING
GENERAL SERVICES ADMINISTRATION
PUBLIC BUILDINGS SERVICE
SCALE: ½" = 1'-0"
LOCATION
36
INITIALS
Gov't
Lessor
ATTACHMENT SHELVING

UNIFORM FEDERAL ACCESSIBILITY STANDARDS

4.24 Sinks

4.24.1 General. *Sinks required to be accessible by 4.1 shall comply with 4.24. Sinks in kitchens of accessible dwelling units shall comply with 4.34.6.5.*

4.24.2 Height. Sinks shall be mounted with the counter or rim no higher than 34 in (865 mm) from the floor. [Finished floor]

4.24.3 Knee Clearance. Knee clearance that is at least 27 in (685 mm) high, 30 in (760 mm) wide, and 19 in (485 mm) deep shall be provided underneath sinks.

4.24.4 Depth. Each sink shall be a maximum of 6-1/2 in (165 mm) deep

4.24.5 Clear Floor Space. A clear floor space at least 30 in by 48 in (760 mm by 1220 mm) complying with 4.2.4 shall be provided in front of a sink to allow forward approach. The clear floor space shall be on an accessible route and shall extend a maximum of 19 in (485 mm) underneath the sink (see Fig 32).

4.24.6 Exposed Pipes and Surfaces. Hot water and drain pipes exposed under sinks shall be insulated or otherwise covered. There shall be no sharp or abrasive surfaces under sinks.

4.24.7 Faucets. Faucets shall comply with 4.27.4. Lever-operated, push-type, touch-type, or electronically controlled mechanisms are acceptable designs.

4.27.4 Operation. Controls and operating mechanisms shall be operable with one hand and shall not require tight grasping, pinching, or twisting of the wrist. The force required to activate controls shall be no greater than 5 lbf (22.2 N).

Waste Disposal Unit
-continuous feed, with hardened stainless steel grinding elements, 1/2 HP permanently lubricated rotor and overload protector with manual rest; must have 115V, 20 Amp electrical supply with control switch, hardwired 120V 6.7 Amps.

All Cabinets to be constructed of ¾" plywood with veneer. Pressed board is unacceptable. All exterior/interior surfaces of counter and cabinets to be finished with Melamine plastic laminate or equal. Units must be mounted securely to the wall.

Counter and Back Wall Shield countertop to be constructed of ¾" plywood. Counter top and back wall shield to be laminate clad*

Back wall shield to run continuous from the counter top to the top cabinet (20" x 96")

Sink - Double compartment Stainless steel sink with a complete Single mixing faucet (minimum 8" long and movable)

Notes: (A) is a 6" x 1" board to Allow cabinet door stop.
(B) is a base shelf that is removable for wheelchair access



12"
12"
30"
84"
6½" MAX
27"
4"
3"
19"
30"
12"
8"
34"
(A)
(B)
32"
18"
18"
96"

* In these cases only, a designated representative may act in lieu of a GSA contract officer for the purpose of specifying an interior finish. Quality and quantity must not be altered.

GENERAL SERVICES ADMINISTRATION
PUBLIC BUILDINGS SERVICE

SCALE 1/2" = 1'-0"

DRAWING TITLE: **STYLE B MULTIPURPOSE ROOM COUNTER/SINK WITH FOOD WASTE DISPOSAL & WALL CABINETS**

INITIALS



Gov't
Lessor

Revised 9/13/99 ATTACHMENT 8' CABINET 37

ACCORDION FOLDING ACOUSTICAL PARTITION

Furnish and install one (1) ea.

Accordion folding acoustical partition assembly.

The assembly shall be top supported and manually operated. The manufacturer shall provide a heavy duty extruded aluminum recess track for best performance. The partition shall be supported by 2-wheel ball bearing carriers spaced 18"-21" on center. The frame construction shall have an internal framing of vertical cold rolled steel, galvanized and riveted to form the folding mechanism. The cover shall be of semirigid 5-ply laminated construction with standard Class "A" vinyl fabric. The cover shall be fastened to steel cover support pins at hinge points. It shall be possible to replace covers in the field. The weight of the partition shall be not less than 4.1 lbs/sq. ft. and shall have an STC rating of 39.

The assembly shall be [8'-6"/9'-0"/9'-6"] high and [*18'/20'/22'] wide. It shall be complete and operational using a current commercial standard product.

All related work such as track suspension system, ceiling alterations and storage pocket shall be included.

*Give dimension for your specific application.


"Pocket" walls to house
folded partition


INITIALS
Gov't
Lessor

ATTACHMENT - FOLDING PARTITION



FRONT VIEW

Requires 5' x 6' area
4 feet in diameter
1.2 meter

NON PENETRATING ROOF MOUNT

weight antenna 90
mount: 540
630

INITIALS
GOVT | LESSOR

SPECIFICATIONS

Series 1761, 1111, and 1130

ELECTRICAL

	.75 series 1761 C-Band	.75 series 1761 Ku-Band	1.0 series 1111 C-Band	1.0 series 1111 Ku-Band	1.2 series 1130 C-Band	1.2 series 1130 Ku-Band
Antenna Aperture	.75 M	30 in.	1.0 M	40 in.	1.2 M	48 in.
Operating Frequency (GHz)	3.625-4.2	10.95-12.75	3.625-4.2	10.95-12.75	3.65-4.2	10.95-12.75
Midband Gain (± .5db)	28 dBi	37.9 dBi	30.5 dBi	40.5 dBi	32.0 dBi	42.0 dBi
3 dB Beamwidth	7.0°	2.5°	5.3°	1.7°	4.4°	1.4°
Antenna Noise Temperature (linear)						
20° elevation	57 K	49 K	56 K	47 K	54 K	46 K
30° elevation	56 K	48 K	54 K	46 K	51 K	43 K
First Sidelobe (Typical)	-23 dB		-23 dB		-23 dB	
Cross-Pol Isolation	>30 dB (on axis)		>30 dB (on axis)		>30 dB (on axis)	
VSWR	1.3:1 Max.		1.3:1 Max.		1.3:1 Max.	

MECHANICAL

Reflector Material	Glass Fiber Reinforced Polyester SMC
Mount Type	Elevation over Azimuth
Elevation Adjustment Range	5° to 90°
Circular Elevation Adjustment Range (Series 1130 only)	12° to 90°
Azimuth Adjustment Range	360° Continuous
Antenna Optics, Prime Focus	One Piece Offset Feed

	.75 series 1761	1.0 series 1111	1.2 series 1130
Mast Pipe Size	1.5" SCH 40 Pipe (1.90" OD) 4.83 cm.	1.5" SCH 40 Pipe (1.90" OD) 4.80 cm.	2.0" SCH 40 Pipe (2.38" OD) 6.05 cm.
Shipping Specifications	30 lbs. (14 kg.)	40 lbs. (18 kg.)	55 lbs. (25 kg.)

ENVIRONMENTAL PERFORMANCE

Wind Loading	Operational	45 mph with .2° pointing error (72km/h)
	Survival	125 mph (201km/h)
Temperature	Operational	-40° to 140° F (-40° to 60° C)
	Survival	-50° to 160° F (-46° to 71° C)
Rain	Operational	1/2" /hr
	Survival	2" /hr
Ice	Operational	
	Survival	1/2" radial
Atmospheric Conditions		Salt, Pollutants, and Contaminants as Encountered in Coastal and Industrial Areas
Solar Radiation		360 BTU/h/ft²

4 feet High
4 feet in diameter
antenna weights 90 lbs
mount weights 540 lbs
630
weight loading of 30 lbs
per square foot

Prodelin Corporation
PO Box 368
1700 NE Cable Drive
Conover NC 28613 USA
Phone 704/464-4141
Fax 704/466-0860
Home Page: http://www.prodelin.com

PRODELIN CORPORATION

6002-213 (06-97) © PRODELIN

INITIALS
GOV'T: VLM | RESP'OR: [illegible]

System Requirements

Downlink Architecture

The downlink system receives a Single Channel Per Carrier (SCPC) or Multiple Channel Per Carrier (MCPC) digital transmission from the Baltimore uplink facility. There are two solutions for the downlink architecture, new or retrofit. A new downlink installation includes the following hardware and electronics:

- Ku-band antenna assemblies
  - 1.2m antenna assembly
  - 1.8m antenna assembly for Puerto Rico and the Virgin Islands
- Dual polarity for the antennas
- Antenna mounts to meet specific installation applications (generally non-penetrating roof mount)
- Low Noise Block Converter (LNB)
- Feedhorn (included in antenna assembly)
- Integrated Receiver/Decoder (IRD)
- Audio Conferencing Unit (Not provided by EDS/HGS)
- Interfacility link (IFL) cable (up to 300' included)
- Installation services

If a retrofit is necessary for an existing downlink system, EDS/HGS will perform the following:

- Inspect existing antenna, mount, and harness for serviceability
- Inspect coaxial cable and connectors for serviceability and waterproofing; replace all connectors where needed
- Check and replace seals where needed
- Install the IRD(s) and connect to the LNB
- Connect the IRD to the Audio Conferencing Unit
- Repeak antenna if necessary
- Document site configurations with photos after the retrofit installation

Downlink Components

Downlink Antenna Assembly

The antenna is placed outdoors, with a clear line of sight to the Galaxy X satellite. The antenna assembly is located as close to the IRD as practical. The antenna will use a nonpenetrating roof mount at most sites. Some sites will need a different type of antenna. This will be determined by the site survey.

INITIALS GOV'T LESSOR

Antenna Mounting System

The antenna used for this system is a nonpenetrating gravity-style mounting system designed to be placed on flat roof surfaces. The mount and the attached antenna are secured on the roof by ballast placed in the mount. The mount shape is rectangular, with a rubber pad between the roof and the mount to protect roofing material. The typical total weight of the mount and antenna is 20 pounds per square foot.

Low Noise Block Converter (LNB)

The LNB is a unit that mounts on the satellite antenna at the offset focal point of the antenna and converts the satellite signal from the Ku-band frequency (11.7-12.2 GHz) to the L-band frequency (950-1450 MHz).

Integrated Receiver/Decoder (IRD)

The IRD tunes to a desired satellite frequency and demodulates the signal into a composite bit stream. The IRD then separates the bit stream into its original video, audio, data, and control data signals. The IRD should be located in a secure, well-ventilated location. Clean AC power should be provided by a dedicated circuit. It should not be located adjacent to any source of electromagnetic interference (EMI).

Audio Conferencing Unit (Not Supplied by EDS/HGS)

The Audio Conferencing Unit (ACU) by Teleconferencing Technologies Inc. provides the audio communication link via a terrestrial phone network for the IVT network. This unit enables a person at one site to call in and ask questions to the original program site without experiencing audio feedback through the network. The end-user is responsible for providing a standard telephone connection, RJ11, within 10' of the ACU.

Interfacility Link Cable (IFL)

The satellite signal travels between the IRD and the LNB through an IFL cable. The IFL is a 75 ohm Plenum-rated coaxial cable. The cable provides connectivity from the LNB to the IRD and also provides DC voltage from the IRD to power the LNB. If the distance between the LNB and the IRD is over 300 feet, line amplifiers and/or an eternal power supply may be required. The cable is routed into the building through survey approved access or penetration point. Once the cable is inside the building, existing cable paths are used to route the cable to the IRD.

INITIALS

GOV'T	LESSOR
[illegible]	[illegible]

Figure 1 illustrates the downlink network based on the components listed above.



Demarcation
Customer Premise Equipment
IRD
300' Cable
TV Monitor
Student Response Unit
LNB
VCR
1.2 M Antenna
Audio Conferencing Unit

Figure 1, EDS/HGS IVT Network

Explanation of the Uplink

The Uplink consist of four subsystems: baseband, intermediate frequency/radio frequency (IF/RF), signal processing, and a fixed antenna. The baseband subsystem accepts video and audio signals, performs the digitization encoding, then modulates the digital data onto a carrier for satellite transmission. The components of the baseband subsystem include the audio/video encoder, modulator, multiplexer, encoder manager, and IRD. The interface between the baseband and IF/RF subsystems is at 70MHz.

INITIALS

GOV'T	LESSOR



.76, 1.0, and 1.2 Meter C and Ku-Band Receive Only Offset Antenna Systems

Series 1761, 1111, and 1130

1.2 M series 1130 shown in photo

FEATURES

- Precision Compression Molded Offset Reflector
- Installation Time Reduced with Improved Mount Design
- Compact Packaging for Low Shipping Costs
- Low Visual Impact, Gray Reflector
- Various Mounting Options Available
- Feed and Elevation Alignment Indicators
- ISO 9002 registered: certificate no. A2421

Prodelin Corporation specializes in the design and manufacture of small aperture antennas. The Company has invested heavily in the manufacture of antenna products, especially for direct reception of signals by commercial customers. Prodelin is committed to the production of high quality, low cost and easily deployed antenna systems for operation at frequencies up to 30 GHz. Each system features a sturdy galvanized steel support structure and is available with a variety of feed, mount and pedestal configurations. The Company's products are marketed worldwide.




PRODELIN
CORPORATION

"Quality is reflected in everything we do"

INITIALS
GOV'T | LESSOR



MINOR AXIS
MAJOR AXIS
AZIMUTH AXIS
6.00
6.00
4.50
ELEVATION AXIS
30.00
MAST HEIGHT

1.2M Ku-Band Receive Only
Series 1130 Offset Antenna Geometry



INITIALS
GOV'T
LESSOR


PRODELIN

NOTES FOR BALLAST TABLES

FOR 1.2M RxO ANTENNA ON 4 X 4 NPRM

1. Ballast tables 1.1-1.4 are based on an overturning design with a 1.0 safety factor. Total weight will be 1.5 times that shown if a 1.5 safety factor is required.

2. Values shown in tables 1.1-1.4 provide sliding resistance to the wind speed shown with a 1.0 safety factor when used with a rubber friction pad (coefficient of friction .7).

3. Recommended ballast material is concrete cap block, nominal dimensions of 4 x 8 x 16 inches. Number of blocks needed is based on an assumed weight of 25 lb each; blocks will vary depending on source. The actual weight of blocks should be determined for correct ballast amount.

4. Ballast shown is total ballast. Weight of antenna and NPRM (about 50 lbs) is subtracted from total to determine the number of blocks needed.

INITIALS GOV'T LESSOR


PRODELIN

TABLE 1.
1.2M ANTENNA SYSTEM NPRM BALLAST REQUIREMENTS
4 FT. X 4 FT NPRM - OVERTURNING DESIGN (F.S. = 1.0)

TABLE 1.1 EXPOSURE B, 30 FT. ABOVE GROUND

DESIGN WIND SPEED (MI/HR)	70	80	90	100	110	125
TOTAL BALLAST (LB)	272	357	452	557	684	871
NO. OF BLOCKS	9	12	16	20	26	33
ACTUAL WEIGHT	275	350	450	550	700	875
STATIC ROOF LOAD (LB/FT^2)	17.2	21.9	28.1	34.4	43.8	54.7

TABLE 1.2 EXPOSURE B, 50 FT. ABOVE GROUND

DESIGN WIND SPEED (MI/HR)	70	80	90	100	110	-
TOTAL BALLAST (LB)	320	418	529	653	790	-
NO. OF BLOCKS	11	15	19	24	30	-
ACTUAL WEIGHT	325	425	525	650	800	-
STATIC ROOF LOAD (LB/FT^2)	20.3	26.6	32.8	40.6	50.0	-

TABLE 1.3 EXPOSURE C, 30 FT. ABOVE GROUND

DESIGN WIND SPEED (MI/HR)	70	80	90	100	-	-
TOTAL BALLAST (LB)	442	577	731	902	-	-
NO. OF BLOCKS	16	21	27	34	-	-
ACTUAL WEIGHT	450	575	725	900	-	-
STATIC ROOF LOAD (LB/FT^2)	28.1	35.9	45.3	56.3	-	-

TABLE 1.4 EXPOSURE C, 50 FT. ABOVE GROUND

DESIGN WIND SPEED (MI/HR)	70	80	90	-	-	-
TOTAL BALLAST (LB)	492	643	814	-	-	-
NO. OF BLOCKS	18	24	31	-	-	-
ACTUAL WEIGHT	500	650	825	-	-	-
STATIC ROOF LOAD (LB/FT^2)	31.3	40.6	51.6	-	-	-

INITIALS

GOV'T	LESSOR
alm	KC

2.38" O.D. NON-PENETRATING MAST MOUNT
0800-654



2.38" O.D. MAST
48"
30"
48"
BRACE ANGLE
BASE FRAME

USED WITH 1.2M AND SMALLER Rx/T ANTENNA SYSTEMS
125 MPH SURVIVAL BASED ON 30 FT. ABOVE GROUND, EXPOSURE B



INITIALS
GOV'T
LESSOR


PRODELIN

1.8M C and Ku-Band Receive Only Offset Antenna System Series 1183


PRODELIN
ISO 9002 registered
certificate no. A2421

ELECTRICAL

	C-Band	Ku-Band
Effective Aperture	1.8M 71 in.	1.8M 71 in.
Operating Frequency	3.7 - 4.2 GHz	10.95 - 12.75 GHz
Midband Gain (± .5dB)	35.5 dBi	45.5 dBi
3 dB Beamwidth	2.9°	.9°
Antenna Noise Temperature		
20° elevation	49° K	38° K
30° elevation	47° K	35° K
Feed Interface	CPR 229	Rectangular WR75, Circular C120 or WC75
Polarization	Linear or Circular	Single or Dual Linear
First Sidelobe (Typical)	-23 dB	-23 dB
Cross-Pol Isolation	>30 dB (on axis)	>30 dB (on axis)
VSWR	1.3:1 Max.	1.3:1 Max.

MECHANICAL

Reflector Material	Glass Fiber Reinforced Polyester SMC
Antenna Optics	Prime Focus, Offset Feed
Mount Type	Elevation over Azimuth
Elevation Adjustment Range	5° to 90° Continuous Fine Adjustment
Azimuth Adjustment Range	360° Continuous
Mast Pipe Size	3.5" SCH 40 Pipe (4" OD) 10.16 CM

ENVIRONMENTAL PERFORMANCE

Wind Loading	Operational	45 mph 72 km/h
	Survival	125 mph 201 km/h
Temperature	Operational	-40° to 140° F -40° to 60° C
	Survival	-50° to 160° F -46° to 71° C
Atmospheric Conditions		Salt, Pollutants and Contaminants as Encountered in Coastal and Industrial Areas
Solar Radiation		360 BTU/h/ft²
Shipping Specifications		Weight 160 lbs. 72 kg.

PRODELIN PO Box 368 • 1700 NE Cable Drive • Conover NC 28613 • 704/464-4141 • Fax 704/466-0860

INITIALS
GOVT [signature] | ASSESSOR [signature]



70.866
MINOR DIAMETER
70.594
MAJOR DIAMETER
16.01
41.35
6.56
7.31
6.70
AZIMUTH AXIS
0.95
6.56
45.50
TOP OF ARC
REFLECTOR CENTER
0.00
6.22
1.50
ELEVATION AXIS
30.84
36.00 MIN
42.00 MAX
MAST HEIGHT
3-1/2' SCH 40 PIPE
(4.00 O.D.)

1.8M OFFSET SERIES 1183 RECEIVE ONLY ANTENNA GEOMETRY

PRODELIN CORPORATION

INITIALS

GOV'T	LESSOR

SECTION III

3.0 BALLAST REQUIREMENTS

EXPOSURE:

1. Exposure B is urban or suburban areas, wooded areas, or other terrain with numerous, closely spaced obstructions having the size of single family dwellings or larger. Obstructions must extend 1500 feet in all directions from the antenna.

2. Exposure C is open terrain with widely scattered obstructions having heights generally less than 30 feet. Includes flat open country and grass lands.

BALLAST:

1. Ballast tables are based on an overturning design with a 1.5 safety factor. Values shown provide sliding resistance to the wind speed shown with a 1.0 safety factor when used with a rubber friction pad (coefficient of friction = .64).

2. Recommended ballast material is concrete cap block, nominal dimensions of 4 x 8 x 16 inches. These blocks will weigh between 25 and 30 lbs each, depending on local variation. Average weight of blocks should be determined for correct ballast amount.

3. Place ballast equally on all frames beginning at opposite corners of each side and working inward. If more than 40 blocks are needed, begin a second layer on top of the first.

INITIALS
GOV'T | LESSOR

TABLE 3.0-1 - 1.8M CIRCULAR VSAT ANTENNA
BALLAST REQUIREMENTS - EXPOSURE B - 30 FT. ABOVE GROUND

WIND SPEED (M.P.H.)	70	80	90	100	110	125
TOTAL BALLAST (LBS.)	755	930	1155	1430	1730	2255
STATIC ROOF LOAD (LB./FT²)	7.6	9.3	11.6	14.3	17.3	22.6
ANTENNA & NPMM WT. (LBS.)	430	430	430	430	430	430
NET BALLAST REQUIRED (LBS.)	325	500	725	1000	1300	1825

TABLE 3.0-2 - 1.8M CIRCULAR VSAT ANTENNA
BALLAST REQUIREMENTS - EXPOSURE B - 50 FT. ABOVE GROUND

WIND SPEED (M.P.H.)	70	80	90	100	110	125
TOTAL BALLAST (LBS.)	830	1080	1380	1705	2055	2655
STATIC ROOF LOAD (LB./FT²)	8.3	10.8	13.8	17.1	20.6	26.6
ANTENNA & NPMM WT. (LBS.)	430	430	430	430	430	430
NET BALLAST REQUIRED (LBS.)	400	650	950	1275	1625	2225

TABLE 3.0-3 - 1.8M CIRCULAR VSAT ANTENNA
BALLAST REQUIREMENTS - EXPOSURE C - 30 FT. ABOVE GROUND

WIND SPEED (M.P.H.)	70	80	90	100	110	125
TOTAL BALLAST (LBS.)	1155	1505	1905	2355	2830	3680
STATIC ROOF LOAD (LB./FT²)	11.6	15.1	19.1	23.6	28.3	36.8
ANTENNA & NPMM WT. (LBS.)	430	430	430	430	430	430
NET BALLAST REQUIRED (LBS.)	725	1075	1475	1925	2400	3250

TABLE 3.0-4 - 1.8M CIRCULAR VSAT ANTENNA
BALLAST REQUIREMENTS - EXPOSURE C - 50 FT. ABOVE GROUND

WIND SPEED (M.P.H.)	70	80	90	100	110	125

INITIALS

GOV'T	LESSOR
vlm	JJ


120.00
60.00
63.00
120.00
15.13 INSIDE
15.00 INSIDE
3.5" SCH 40 PIPE (4.00" O.D.)
25.5
48.00

Figure 1

INITIALS
GOV'T
LESSOR

EXTERIOR DOOR PREP FOR RECESSED DOOR CONTACTS

Interior Finished Wall

Conduit to above ceiling tile

Brick Wall

3/4' EMT or Flex Conduit

Box Connector

4X4 metal box tack welded to door jamb

Cross Section of Typical Rear Door

3/4' Hole Drilled in Door Top

3/4' Hole Drilled in Door Jamb

Protected Side of Door

DOOR

Exterior Door Prep for Recessed Door Contacts


INITIALS

GUARD STATION
(FREE STANDING)

Walls covered (both sides and end) with plastic laminate and topped with a curved, stained oak wood cap. Counter to be constructed of 3/4" plywood with appropriate braces and top/front edge covered with plastic laminate (SSA Manager to select laminate/stain). Counter height to be 29 inches from the finished floor.



COUNTER
9 1/2"

TOP VIEW



29"
32"

SIDE VIEW



43"
78"

FRONT VIEW



INITIALS





INITIALS

GOV'T	LESSOR
alm	KB



GUARD STATION (L-SHAPE)

TOP VIEW
(1/25/02)



5'-5"
(42' High) WALL/TOP CAP
(42' High) WALL/TOP CAP
3'
2'-6"
WALL
COUNTER
5'
42' walls covered (both sides and end) with plastic laminate and topped with a stained oak wood cap. Counter to be constructed of 3/4' plywood with appropriate braces and top/front edge covered with plastic laminate (SSA Manager to select laminate/stain). Counter height to be 29 inches from the finished floor.

INITIALS

36"

3 5/8" 3 5/8"

10'-0" TOP OF FRAMING

18 GA. TRACK TOP AND BOTTOM OF BOXED HEADER

9'-10" CEILING

2 - 6" X 1 5/8" X 18 GA. OPEN FACE TO OPEN FACE STEEL STUD BOXED HEADER

3 5/8" X 20 GA. FULL HEIGHT STEEL STUD WALL AT 16" OC.

3 5/8" X 1 5/8" X 20 GAGE STEEL STUD-ARCHED VALANCE HEADER VARYING FROM 36" T 24" IN THE CENTER OF ARCH (IN HEIGHT) ATTACH TO BOXED HEADER AT EVERY 12" OC. STUD WITH 2 #12 TEK SCREWS.

3 5/8" X 20 GA. STEEL STUDS AT 16" OC. BY 10'-0" IN HT.

3 5/8" X 1 5/8" X 18 GAGE JAMB STUD ATTACHED TO THE 6" BOXED HEADER ABOVE WITH 2 #12 TEK SCREWS EA. SIDE (FLANGES SHALL CAP ACROSS BOXED HEADER)

Q FRAMING SECTION

1" = 1'-0"

ARCHED WALLS


INITIALS
GOV'T
LESSOR


3 5/8"
12"
3 5/8"
3 5/8" X 20 GA. FULL HT. WALL
JAMB STUDS: 3 5/8" X 18 GA. STEEL STUDS FULL HT. (9'-8") TO BOTTOM OF BOXED HDR. OUTSIDE FLANGES SHALL BE ATTACHED TO BOXED HDR. ABOVE
3 5/8" X 20GA. STEEL STUDS AT 16" OC. BY 10'-0" IN HT.
6" CONTINUOUS BOXED HEADER
12"
6'-8" +/-
12"
3 5/8" X 20 GA.
FRAMING PLAN VIEW
P
1/2" = 1'-0"
ATTACH VALANCE TO 6" BOXED HEADER AT EVERY VERTICAL STUD W/2 #12 TEK SCREWS
3 5/8" X 1 5/8" X 20 GA. STEEL STUD ARCHED VALANCE HEADER
Q
6" BOXED HDR. BEYOND
36"
2'-5 15/32"
2'-1 7/16"
24"
2'-1 7/16"
2'-5 15/32"
36"
CROWN-MOLDING
10'-0"
7'-0"
8'-0" (CENTER OF ARCH.)
3 5/8" X 1 5/8" X 18 GA. JAMB STUDS ATTACHED TO THE 6" HIGH BOXED HEADER ABOVE
INITIALS
GOV'T
LESSOR

Custom Mats

Home Page | Contact Us | e-mail Form | About Us

Custom Mats | Link Mat Specials | Industrial Runners | Custom Mat Prices

More Custom Mats

Quick Finder

Mats are available in any size, with a choice of 14 colors and your custom design. Send us your suggestion for a layout, which may include lettering, emblem insignia. We will return to you a computer-generated colored sketch, FREE. Visualize and inspect your layout on a scaled replica of a Luxo-Link Mat. With the customized sketch, you will receive a firm quotation and a sample of the 14 colored vinyl links used in fabrication.

Ordering directly from the manufacturer insures the lowest price, speedy delivery and prompt customer service.



6' x 8'

INITIALS GOV'T SPONSOR

UNITED STATES MARINE CORPS COMPUTER AND TELECOMMUNICATIONS ACTIVITY 5' x 6'	WLIO-TV 6' x 6'6"
INDIAN KNOLL SCHOOL TIMBER WOLVES 6' x 6'	NAVAL RESERVE CENTER PORTLAND, MAINE 7' x 7'
UNITED STATES PENITENTIARY DEPARTMENT OF JUSTICE FEDERAL BUREAU OF PRISONS ATLANTA, GA 6' x 6'	SMALL WONDERS A GREAT BEGINNING 6' x 6'


VISA


MasterCard

63

INITIALS
GOV'T | OFFEROR

Home Page

Home Page | Contact Us | e-mail Form | About Us

Custom Mats | Link Mat Specials | Industrial Runners

Quick Finder

VINYL LINK CUSTOM MATS & INDUSTRIAL RUNNERS

Available in 14 Colors



Black

Personalized, Custom Manufactured Vinyl Entrance Mats provide an attractive first impression that lasts. Here is a unique way to beautify an entrance, greet customers with a quality impression by adding beauty at your door, reducing dirt and wear on floors and promoting safety underfoot.

Promote your image or school spirit and help reduce dirt and wear on lobby and foyer floors!

Ordering directly from the manufacturer insures the lowest price, speedy delivery and prompt customer service. Mats are available in any size, with a choice of 14 colors and your custom design.

Over the years B.F. Hurley Mat Company has incorporated nearly every mascot imaginable into mats for schools and colleges. Mats are available in any size, offering color harmony to match your school colors and are custom designed to include lettering, insignia and emblems.

Send us your suggestion for a layout, which may include lettering, emblem, insignia, logo or mascot. We will return to you a computer-generated colored sketch, FREE.

Visualize and inspect your layout on a scaled replica of a Luxo-Link Mat. With the customized sketch, you will receive a firm quotation and a sample of the 14 colored vinyl links used in fabrication. Size (square footage) is the only determinant in pricing, with quantity discounts.

There are NO EXTRA CHARGES for lettering, designs, choice of colors or shipping.

VISIT OUR PRODUCT PAGES:

INITIALS

GOVT | LESSOR


Link Mat Lettering Special

Industrial Runners

CALL FOR A PHONE QUOTE. WE WILL PROVIDE A FIRM DELIVERED PRICE IN SECONDS!
(800) 274-6287

Visa or MasterCard accepted.


SOCIAL SECURITY
USA
ADMINISTRATION
IRONTON, OH


SOCIAL SECURITY
USA
ADMINISTRATION
COLUMBUS, MS

INITIALS
GOV'T | [illegible]OR

UHP *the* LOOK-OUT *by Ultra*

CODE 94050
MODEL 5044BZ
Bronze Finish

NEW!

WIDE ANGLE PROJECTION DOOR VIEWER

Ideal for Senior Citizens or the Visually Impaired

- With High Quality Optical Lens
- Fits All Doors Wood or Metal from 1¾" to 2" Thick
- Installs with a Single 1¾" Hole
- the Look-Out Allows One-Way Viewing Inside, Outside Unable to See In
- the Look-Out Design Enables You to See Outside while Standing Away from the Door
- Available in Three Colors to Complement Your Door

Take a Look NOW! & See What We Mean

Large 2" Projection Screen on Inside of Door

Ultra Hardware Products

INITIALS
GOV'T

SSA INTELLIGENT WORKSTATION/LOCAL AREA NETWORK (IWS/LAN) REQUIREMENTS FOR SITE PREPARATION IN FIELD OFFICES

PART 1 – GENERAL

1.1 BACKGROUND

The Social Security Administration maintains a network of computer systems equipment in its offices Nationwide to process information in managing the Federal program for which it has primary responsibility. This document provides general guidelines for preparing sites, electrically, to house SSA offices and the computer systems they require, and it sets out minimum power and data distribution requirements for the installation of SSA systems.

The Agency has an electrical design program in place to provide detailed drawings and specifications for the construction of individual sites. This document is intended for use by interested parties to plan ahead for the requirements of the detailed designs when they are received. In the event that the detailed construction documents are not available in time for incorporation into the construction process, this document will provide necessary guidance for design and construction.

1.2 SYSTEM CONFIGURATION

Each office must contain a securable space to house the central network control equipment. In Field Offices this is a locked Data Communications Room (DCR). The DCR contains one or more equipment racks with the servers, routers, data switches, and other miscellaneous equipment needed to manage the network. This room also houses the voice communications equipment and connections to the SSA wide area network.

In large or multi-story Field Offices where two or more telecommunications closets are necessary, the switches are installed in the closets, and fiber optic cable is use to interconnect the closets with each other and the DCR.

Workstations, printers, scanners, copiers, IP telephones, and miscellaneous other computer systems equipment comprise the remainder of the network equipment used in SSA offices. This equipment is employed at individual employees' furniture workstations and various other locations around the office.

1.3 DATA DISTRIBUTION REQUIREMENTS

Data distribution requirements are determined by the Federal Telecommunications Recommendations (FTR) as set forth by the National Communications System (NCR). Note that FTR 1090-1997, Commercial

Building Telecommunications Cabling Standard, incorporates TIA/EIA 568, Revision B, in its entirety.

The contractor shall be responsible for providing a minimum Category 6 (as defined by the TIA/EIA 568 Standard) compliant data channel from the patch panel in the DCR to the furniture or wall faceplate. All connections outside of these points (patch cables, PC adapter cables, etc.) are the responsibility of others. The contractor shall certify compliance by testing and the results compared to the TIA/EIA 568 standard and requirements set forth in this document for the appropriate cable type.

1.4 POWER DISTRIBUTION REQUIREMENTS

All power distribution shall be installed in compliance with the latest version of the National Electric Code as publish by the NFPA, and this document. All power for the DCR and the computer system workstations shall be provided from an IG-type distribution panel located in the DCR.

1.5 MECHANICAL REQUIREMENTS

The DCR shall be provided with mechanical equipment to maintain a temperature between 68 degrees and 78 degrees Fahrenheit. The HVAC system must be capable of maintaining $\pm$ 2 degrees F. of the thermostat setting. This condition must be maintained 24 hours a day, 7 days a week. HVAC shall be thermostatically controlled within the room and be independent of the "house" system. The equipment located in the DCR will be operational 24 hours a day, 7 days a week. Window-unit type air conditioners are not acceptable.

1.6 ABBREVIATIONS AND DEFINITION OF TERMS

DCR – Data Communications Room
EIA – Electronics Industry Association
FIPS PUB 94 - Federal Information Processing Standard, Publication 94
IG – Isolated Ground
NFPA – National Fire Protection Association
NEC – National Electric Code
STP-- Shielded, twisted pair cable generally meaning IBM Type 1 or Type 1A
TIA -- Telecommunications Industry Association
UTP -- Unshielded twisted pair cable

Branch Circuit- A branch circuit is an electrical circuit between a breaker in the panel board and receptacles or devices on the floor.

Feeder Circuit- A feeder circuit is an electric circuit between the service equipment, such as a distribution board or a switch board, and a panel board.

INITIALS
GOV'T | LESSOR

Isolated Ground- In a branch circuit it is a separate, insulated grounding wire run with the circuit conductors from an isolated grounding-type receptacle (usually orange in color) to the panelboard. It is connected to a separated insulated ground bus which is in turn connected by an insulated wire to the main building service ground, without connection to the conduit, electrical boxes, or neutral bus. This grounding conductor may pass through one or more panelboards without any connection to the panelboard grounding terminal. An IG should not run to an isolated earth grounding electrode or a water pipe.

Main Building Service Ground- The point at the electrical service entrance where the neutral of the incoming service or neutral of the service transformer is bonded to the service equipment ground.

Power, General Purpose- General Purpose circuits provide power for all tenant-use equipment not fed from IG circuits. These circuits shall not originate from any IG panels.

Provide- The contractor shall furnish and install.

Systems Furniture Feed- An 8-wire 208Y/120 volt pigtail is used for the systems furniture feed. This wiring harness contains one IG circuit and two general purpose circuits. Each IG circuit will have one phase conductor, one neutral conductor, and one IG conductor. Each general purpose circuit will have one phase conductor, one neutral conductor, and one equipment grounding conductor.

1.7 REFERENCES

Conformance to the latest revision of the following is required under this specification.

A. FCC Regulations:

1. Part 15- Radio Frequency Devices& Radiation Limits

2. Part 68- Connection of Terminal Equipment to the Telephone Network

B. FIPS PUB 94 - Federal Information Processing Standard 94, See FTR

C. FTR 1090-1997 - The National Communication System is now responsible for issuing and maintaining information relating to the Federal Government's communications standards. FIPS PUBs have been superceded by a system of Federal Telecommunications Recommendations. Specifically, FTR 1090-1997, Commercial Building Telecommunications Cabling Standard, outlines requirements for the installation of structured cabling systems in Federal buildings.

D. NEC - The National Electric Code (NEC) is published by the National Fire Protection Association (NFPA) and is part of most building codes. Compliance with the latest edition of this code is mandatory for electrical installation to safeguard persons and property from hazards arising from the use of electricity. Some local building codes may also have additional requirements.

E. National, State, Local and any other binding building and fire codes.

F. TIA/EIA 568 – Commercial Building Telecommunications Cabling Standard

G. TIA/EIA 569 - Commercial Building Standard for Telecommunications Pathways and Spaces.

H. TIA/EIA 606 - Administration Standard for the Telecommunications Infrastructure of Commercial Buildings.

I. Underwriter's Laboratories (UL): Applicable listing and ratings.

PART 2 – PRODUCTS

2.1 POWER

A. General

1. Provide products, for which quantities of two or more are to be furnished, from the same manufacturer and of the same product or model series.

2. Provide product components designed to be used together and which are physically and electrically compatible. Where component products are added to existing assemblies, provide products that electrically match existing (e.g., provide circuit breakers added to existing panelboards with voltage, AIC rating, and mounting style to match existing).

3. Provide products that do not contain any amounts of polychlorinated biphenyl (PCB) compounds.

4. Provide products that do not contain any amounts of asbestos.

B. Isolated Ground Panelboard

Provide isolated ground panelboard (to be identified as RP-G) with the following features:

1. 208Y/120 volt, 3-phase, 4-wire with fully rated neutral bus and separate copper equipment grounding and isolated grounding bus bars with a minimum capacity of 30 poles.

2. Minimum short-circuit rating of 10,000 RMS amperes.

3. Main circuit breaker, minimum ampacity equal to 125 percent of the total connected load as called for in this package plus an additional 40 percent of the connected load. This will provide a 20 percent spare capacity and a 20 percent growth factor.

4. Bolt-on type, 20 ampere, molded-case branch circuit breakers. Provide the required number of breakers plus 20 percent spare breakers.

5. Typed circuit directory card matching the installed circuit layout.

C. Isolated Ground Panelboard Surge Suppressors

1. Provide surge suppressors with field-replaceable modules and the following features and accessories:

   a. Fuses, rated at 200-kA interrupting capacity.
   b. Fabrication using bolted compression lugs for internal wiring.
   c. Single suppression circuits.
   d. Replaceable modules.
   e. MOV technology with single MOV for each suppression module. Fuse each phase of the surge current diversion module with 200k AIC surge rated fuses.
   f. Red and green LED indicator lights for power and protection status.
   g. Audible alarm, with silencing switch, to indicate when protection has failed.
   h. One set of dry contacts rated at 5 Amps and 250-V AC, for remote monitoring of protection status.
   i. Surge-event operations counter.

2. Peak Single-Impulse Surge Current Rating (kA): 200 per phase, 100 per mode. Designed to withstand a maximum continuous operating voltage (MCOV) of not less than 115% of nominal RMS voltage.

3. Minimum EMI/RFI filtering of minus 50 dB at 100kHz.

4. Minimum 3,500 Impulses of repetitive surge current capacities per mode utilizing 1.2 x 50 micro-second 20 KV open circuit voltage, 8 x 20 micro-second 10 KA short circuit current Category C3 bi-wave at one minute intervals without suffering performance degradation or more than 10% deviation of clamping voltage at a the rated surge current capacity.

5. Protection modes for grounded wye circuits with voltages of 480Y/277, 208Y/120; 3-phase, 4-wire circuits, shall be as follows:

   a. UL 1449 Second Edition Listed and Recognized Component Suppression Voltage Ratings shall not exceed the following:

Voltage	L-N	L-G	N-G
208Y/120	400	400	400
480Y/277	800	800	800

   b. The ANSI/IEEE C62.41 – 1991 Category B3 let through voltage shall not exceed the following:

Voltage	L-N	L-G	N-G
208Y/120	520	520	520
480Y/277	1300	1300	1300

6. Protection modes and UL 1449 clamping voltage for 240/120 V, single-phase, 3-wire circuits, shall be as follows:

   a. Line to Neutral: 500 V.
   b. Line to Ground: 500 V.
   c. Neutral to Ground: 500 V.

7. Protection modes and UL 1449 clamping voltage for 240/120 V, 3-phase, 4-wire circuits, with high leg shall be as follows:

   a. Line to Neutral: 500 V, 800 V from high leg.
   b. Line to Ground: 500 V, 800 V from high leg.
   c. Neutral to Ground: 500 V.

8. Protection modes and UL 1449 clamping voltage for 240V and 480V, 3-phase, 3-wire, delta circuits shall be as follows:

	480V	240V
Line to Ground:	1200	800

9. Minimum EMI-RFI Noise Rejection over the rated frequency range for single unit (multiple unit) installation(s):

   a. 34 dB (51dB) 100 KHz
   b. 51 dB (94dB) 1 MHz
   c. 54 dB (114dB) 10 MHz
   d. 48 dB (120dB) 100 MHz

INITIALS
GOV'T | LESSOR

10. Integral test port for off-line diagnostic testing of the unit's suppression filter system.

D. General-Purpose Panelboard

Provide general-purpose panelboard (to be identified as RP-A) with the following features:

1. 208Y/120 volt, 3-phase, 4-wire with fully rated neutral bus and copper equipment grounding busbar.

2. Minimum short-circuit rating of 10,000 RMS amperes.

3. Main circuit breaker, minimum ampacity equal to the total load as called for in this package and shown on the approved floor plans, plus 20 percent spare capacity, sized per NEC requirements.

4. Bolt on type, 20 ampere, molded-case branch circuit breakers. Provide 20 percent spare breakers.

5. Typed circuit directory card matching the installed circuit layout.

E. Branch Circuits

1. Provide isolated ground (IG) duplex receptacles, orange colored, NEMA 5-20R, Hubbell IG 5362, Arrow Hart IG 5362, or equal.

2. Provide general-purpose duplex receptacles, NEMA 5-20R, Hubbell, Arrow Hart, or equal.

3. Provide building wire, THHN/THWN insulation, solid or stranded copper wire for No. 10 AWG and smaller; stranded copper wire for sizes No. 8 AWG and larger. Provide minimum size of No. 12 AWG.

4. Provide compression-type fittings for all conduit unions.

5. Type MC cable is allowed only if the cable contains ALL the conductors mentioned above. SSA DOES NOT CONSIDER ANY CONDUIT OR SHEATH A SUITABLE ISOLATED OR EQUIPMENT GROUNDING PATH.

2.2 DATA

A. General

1. Provide a continuous single cable, homogeneous in nature for every cable run. Splices are not permitted.

B. Manufacturers

Manufacturers are shown below as an indication of acceptable product quality. "Or equal" substitutes will be considered upon submission.

1. AMP, Belden, Berk-Tek, Chatsworth, Fibertron, JDI, Leveton, Lucent Technology, Mohawk, Nordx/CDT, Ortronics, Panduit, Suttle, The Siemon Company.

C. Distribution Racks

Modular steel units designed for telecommunications terminal support and coordinated with dimensions of units to be supported.

1. Wall-Mounting: Aluminum, hinged wall bracket with provisions for power strip mounting.
2. Floor-Mounting: Steel, freestanding, modular, with vertical and horizontal cable management channels, top and bottom cable troughs, and grounding lug.

D. Cable

1. Provide Intrabuilding backbone fiber optic cable meeting the following requirements:
   a. Provide 6-strand or 12-strand multimode plenum cable as required by the project.
   b. Provide cable suitable for indoor installations, in a plenum environment.
   c. The fiber optic cable shall have the following rated tensile load: 150-lb. maximum rated load.
   d. Color code fiber strands within each sheath to allow identification of each fiber (ANSI/ICEA Publication S-80-576, and EIA-230).
   e. Do not use materials in fiber optic cable that contain hydrogen in quantities that will increase light attenuation.
   f. Passive fiber optic physical equipment and apparatus used in interconnecting and cross-connecting fiber optic cables shall possess a minimum fire resistant rating of UL94V-1.

g. Provide flame-retardant, low-smoke polyvinyl chloride (LS-PVC) jacketed cable sheath colored orange, NEC OFNP rated, and UL listed AS UL-OFNP/FT6.

h. Provide multimode fibers with a minimum bandwidth of 500/500 MHz/km at the 850 and 1300 nm wavelengths.

i. Provide multimode fibers with a maximum attenuation of 3.5/1.0 dB/km at the 850 and 1300 nm wavelengths.

j. Comply with TIA/EIA-568, latest revision performance requirements.

2. Provide horizontal minimum Category 6 unshielded twisted pair (UTP) cable meeting the following requirements:

a. Provide cable suitable for indoor installation.

b. Provide cable with 4 twisted pairs of insulated copper conductors per cable, 24 AWG solid copper, fully insulated with retardant low-smoke thermoplastic material, plenum NEC CMP rated, and UL listed as such.

c. Color code twisted pairs individually, within color coded bundles, to industry standards (ANSI/ICEA Publication S-80-576, and EIA-230).

d. Comply with appropriate TIA/EIA-568 performance requirements.

E. Patch Panels

1. Backbone Cabling Multimode Fiber Optic Patch Panels

a. Provide fully assembled rack mounted enclosed housing for protecting, storing and organizing the termination of the fiber optic cable including mounting components, and accessories such as connector panels, labels, etc. for a complete installation. Provide patch panel with an integrated patching facility.

b. Provide panel with the following characteristics:

Strain relief and support of the specified cables.

Slack storage facilities for fiber slack.

Capacity to accommodate all required fiber terminations plus 20 percent spare, but a minimum of 24 ports.

Patch cord management.

2. Horizontal Cabling Patch Panel (DCR Rooms)

a. One-piece steel construction, modular or punch-down type, suitable for rack mounting, with factory-applied black baked enamel finish, with devices, junction fittings and other matching accessories as required for a complete Category 6 system and per UL 5.

F. Connectors

1. Fiber- Backbone cabling multimode fiber optic connectors shall be type MTRJ or LC as determined by SSA.

2. Copper- Category 6, 8-pin modular connectors, T568-A wired.

G. Cable Management and Support

1. Wire Mesh Cable Tray

a. Provide welded steel wire mesh cable tray with a 50-mm (2-inch) by 100-mm (4-inch) mesh size and a minimum wire diameter of 0.197-inches.

b. Provide cable tray dimensions of 50-mm (2-inches) usable load depth by 300-mm (12-inches) wide.

c. Construct units with rounded edges and smooth surfaces, hot-dipped galvanized after fabrication.

d. Provide connector assemblies, clamp assemblies, connector plates, etc as needed for a complete installation.

2. J-Hook Cable Support System

a. Provide J-hooks rated to support Category 6 cable and optical fiber cable, mounted 1500-mm (5-feet) on-center for support of horizontal cabling. Do not exceed 40 percent fill ratio.

b. Provide J-hooks with galvanized steel construction and 90 degree rolled safety edges.

c. Provide latched retainers to contain cables within the hook area.

d. Provide J-hooks with a static load capacity of 30 pounds per hook and fastener hole that accepts 6-mm (1/4-inch) bolts.

H. Innerduct and Accessories

1. Suitable for installation in plenum areas, with a 40-mm (1-1/2-inch) nominal inner diameter.

2. Provide corrugated innerduct with a polyethylene pull rope (minimum pull tension rating of 1,200 lb) pre-installed for the installation of cable.

3. Provide each innerduct continuous and uniquely colored for identification.

I. Labels

1. Backbone Cables

a. Provide self-laminating adhesive labels, machine printable with a laser printer suitable for cable diameters installed.

b. Printable Area: 50-mm (2-inches) by 12-mm (1/2-inch).

c. Color: White

2. Horizontal Cables

a. Provide self-laminating adhesive labels, machine printable with a laser printer suitable for cable diameters installed.

b. Printable Area: 50-mm (2-inch) by 12-mm (1/2-inch).

c. Color: White

3. Faceplates

a. Provide faceplate labels for all outlet faceplates, machine printable with a laser printer.

b. Color: White

4. Outlets and Patch Panel

a. Provide labels for data cable termination locations, machine printable with a laser printer.

b. Color: White

J. Miscellaneous Components

1. Velcro Cable Ties

a. Provide Velcro cable ties, 18-mm (¾-inch) wide with a minimum 50-mm (2-inch) overlap.

PART 3 – EXECUTION

3.1 Electric Power Installation- General

A. Install electrical equipment and accessories in accordance with the National Electrical Code and all local codes and ordinances.

B. Install branch circuiting in electrical metallic tubing (EMT), minimum size 3/4" with compression fittings. Install no more than three general purpose power homeruns per conduit. Note: The number of conductors needed for IG circuits requires a minimum 1" conduit for 3 circuits.

C. Install wiring for power feeders, branch circuits and communications systems in separate raceways unless otherwise indicated. Do not install isolated ground and non-isolated ground circuits in the same conduit.

D. For non-isolated ground circuits provide one equipment ground wire per conduit run.

E. For isolated ground circuits provide one neutral and one isolated ground wire for each circuit. In addition, provide one equipment ground wire per conduit run.

F. Metal-clad cable, Type MC, may be installed recessed in walls if all neutral wires, isolated ground wires and equipment ground wires as listed above are contained in the cable.

G. Provide color coding on 208Y/120 volt feeders and branch circuits as follows:

- Phase A - black
- Phase B - red
- Phase C - blue
- Neutral - white (Provide white with a color trace for neutral wires originating from the isolated ground panelboard.)
- Ground - green
- Isolated Ground - Green with yellow trace. Solid green wire with yellow tape at splice/termination points is not acceptable.

H. Provide color coding on 480Y/277 volt feeders and branch circuits as follows:

- Phase A - brown
- Phase B - orange

- Phase C - yellow
- Neutral - white
- Ground - green

I. NECA Compliance

1. Install products in accordance with NECA's Standard of Installation unless otherwise specified or indicated.

J. Wet, Damp, or Dry Location Work

1. Provide products as appropriate for wet, damp, or dry locations as defined by NFPA 70.

K. Manufacturer Installation Instructions

1. Install equipment in accordance with the manufacturer's installation instructions and recommendations.

L. Fire and Smoke Barrier Penetrations

1. Drill wall and floor openings for penetrations as needed.

2. Install raceways and electrical equipment, which penetrate fire-rated or smoke barrier surfaces, in a manner which maintains the surface rating or barrier intent.

M. Field Painting

1. In a manner satisfactory to the Contracting Officer, touch-up or refinish factory-applied paints or finishes which are chipped, defaced, scratched, or in any other way disturbed due to handling, installation, or general construction work.

3.2 Isolated Ground Power

A. Install the IG panelboard, RP-G, in SSA-controled space. If the panelboard is located in the DCR room, do not locate the panelboard in the zone identified for the LAN rack. Do not locate other non-IG panelboards in the DCR Room.

B. Provide a power feeder to the IG panelboard consisting of three phase conductors, one full-size neutral, one equipment ground (minimum No. 6 AWG) and one isolated ground conductor (minimum No. 6 AWG).

C. The isolated ground conductor feeding RP-G must originate from either the building service ground or the neutral/ground bond of the local 208Y/120 volt

transformer feeding RP-G and it must be run inside the feeder conduit. Provide one continuous isolated ground conductor from point of origin to RP-G.

D. Provide isolated ground branch circuiting to isolated ground (IG) duplex receptacles in systems furniture workstations. Connect a maximum of four (IG) duplex receptacles per 20-amp circuit. Provide an isolated ground (IG) duplex receptacle and isolated ground branch circuiting for each computer workstation not associated with systems furniture. The approved floor plan will show the location and number of workstations.

E. Provide three (3) IG duplex receptacles, and isolated ground branch circuiting for each DCR room LAN rack shown on the approved floor plan. Connect both receptacles to the same phase but on separate dedicated circuits.

F. All the receptacles for the computer equipment shall be isolated ground (IG) type and shall meet requirements of NEC 250-74 Exception No. 4.

G. Adhere to the following for maximum number of isolated ground receptacles per circuit and connection criteria. Maximum load per circuit is 16 amps.

EQUIPMENT	LOAD (Amps)	MAXIMUM PER CIRCUIT	ALLOWABLE CONNECTION CRITERIA
Workstation	2.0	4	Only with other workstations
Laser Printer	7.8	2	Only with other printers
Digital Copier	12.0	1	Dedicated Circuit
LAN Rack	4	0.5	Two dedicated circuits on the same phase

H. Label each isolated ground receptacle with the panel designation and circuit breaker number it is connected to (e.g. "G-14"). Place typed, self-adhesive label on receptacle faceplate. Handwritten labels are not acceptable. Identify each breaker at the panel and the devices it serves on the circuit directory.

3.3 General Purpose Power

A. Install the general-purpose panelboard, RP-A, within SSA controlled space preferably in the electrical closet serving the floor SSA occupies.

B. Connect general purpose furniture receptacles to panel RP-A. Provide two circuits of different phases to each workstation telepower pole and connect the number "1" or "a" general purpose receptacles to one phase and the number "2" or "b" receptacles to the other. Connect not more than 10 receptacles per circuit. The same circuits may be used to serve multiple workstation groupings if the maximum number of receptacles per circuit is not exceeded.

C. Provide additional non-furniture general-purpose electrical circuits and install receptacles as shown on the approved floor plan.

D. Other building general purpose receptacles, mechanical loads and lighting may be connected to RP-A.

3.4 Data Installation

A. General

1. Install work in a neat, high quality manner and conform to applicable federal, state and local codes.

2. Repair or replace work completed by others that is defaced or destroyed.

3. Install cables in a manner to protect the cable from physical interference or damage.

4. Do not exceed manufacturer's minimum allowance for bend radius of the cable.

5. Do not exceed manufacturer's maximum allowance for pulling tension on cable.

6. Ground all racks to the equipment ground bus in the IG panelboard with a #6 AWG grounding conductor and other such components per manufacturers' requirements.

B. Installation

1. Backbone Fiber Optic Cable

a. Install cables without kinks, twists, or impact damage to the sheath

b. Install cables continuous and with sheath continuity.

c. Do not use oil, grease, or similar substances to facilitate the pulling of cable. Use a UL approved cable pulling compound.

d. When not in innerduct, properly route cable and fasten to a cable support device, such as cable runway vertically mounted on the wall.

e. Install cables in innerduct on the vertical cable ladder when rising through the DCR room. Provide cable ties 600-mm (24-inches) on-center to support the innerduct.

f. Route cable through destination DCR room on cable tray to the fiber optic patch panel. Route cables inside the cable tray wherever possible, unless otherwise approved by the Engineer or Contracting Officer in writing prior to installation.

g. Provide strain relief at the patch panels for cables, per the manufacturer's instructions.

h. Provide fully assembled fiber optic patch panel in the cross-connect field, as indicated.

i. Provide accessories required for each shelf, including connector panels and adapters.

j. Terminate fiber strands at both ends with MTRJ connectors.

k. Replace fibers and terminations damaged during installation.

l. Terminate multimode strands with multimode connectors.

m. Provide the accessories and consumables required for the complete termination of fibers.

2. Horizontal Cable

a. Support station cables exiting the DCR room 1500-mm (5-feet) on-center using J-hook cable hangers.

b. Do not exceed 90 meters (300-feet) in length from the termination at the user's faceplate to the termination at the DCR room.

c. Provide a minimum of 150-mm (six-inches) of slack sheathed cable behind each station outlet faceplate. Coil the slack cable inside the junction box or raceway as per the cabling manufacturer's installation standards.

d. Route cables in vertical cable tray in DCR room.

e. Route cables a minimum of 150-mm (6-inches) away from power sources to reduce interference from EMI.

f. Install cables with sufficient bending radius so as not to break or kink, shear or damage binders, or to interfere with transmission in any way.

g. Neatly dress and organize cables in the cable tray. Bundle cables sequentially into groups of 12. Wrap every 600-mm (24-inches) with Velcro cable ties as required. Do not tightly bundle cables together. Fasten cable to cable tray via Velcro-type straps.

h. Route cable homeruns, parallel and perpendicular to building structure allowing for bending radius, and along corridors for ease of access. Do not route cables through an adjacent space if a corridor borders at least one wall of the room.

i. Route data cables from cable tray into the LAN rack and terminate with specified jack into patch panel. Do not support cables to the outside of the cable tray.

j. Provide permanent machine generated labels on each end of the cable no more than 100-mm (4-inches) from the edge of the cable jacket.

k. Terminate cables with Category 6 modular connectors and T568-A pin-pair assignment.

3. Patch Panels

a. Install Category 6 patch panels into LAN rack as indicated.

b. Coordinate with SSA for mounting requirements and install according to the manufacturer's instructions.

c. Terminate data cable in accordance to manufacturer's instructions and TIA/EIA-568, latest revision, standard installation practices.

4. Outlets and Connectors

a. Provide station outlets with connectors.

b. Provide permanent machine generated clear laminated labels on the front of each faceplate or surface box.

5. Installation of Cable Tray

a. Install cable tray as indicated; in accordance with recognized industry practices, to ensure that the cable tray equipment complies with requirements of NEC, and applicable portions of NFPA 70B and NECA's

"Standards of Installation" pertaining to general electrical installation practices.

b. Coordinate installation with other work as necessary to properly interface with other work.

c. Provide sufficient space around cable tray to permit access for installing and maintaining cables.

C. Records

1. Labeling

a. Label the communication system components in conformance with TIA/EIA-606 Administration Standards, including, but are not limited to, the following:

Cables (both ends)

Innerduct (both ends).

b. Permanently mark cable ends with machine-generated or stenciled (not handwritten) wrap-around labels with a self-laminating feature.

c. Permanently mark components, such as racks and patch panels, with machine-generated labels.

2. Records

a. Conform to TIA/EIA-606 Administration Standards containing as a minimum, the information as outlined in Table 4.7-1 of TIA/EIA-606.

D. Project Close-Out

1. Submit as-built drawings to prior to final acceptance of system.

a. Scaled floor plans of DCR rooms showing exact placement of LAN racks and termination hardware.

b. Scaled floor & overhead plans of DCR Rooms showing exact placement of all overhead cable support routes.

c. Installation details.

d. Provide data disks of each of the final as-built drawings prepared using AutoCAD software, fully representing actual installed conditions.

INITIALS
GOV'T | LESSOR

2. Test results.

   a. Provide one copy of written and electronic test result documentation.

E. Certification

Provide the Contracting Officer and SSA Office Manager with a written form of acceptance for signature. All corrections must be completed before acceptance is given.


JUNCTION BOX IN CEILING CAVITY
BRANCH CIRCUIT CONDUCTORS IN 20 MM C. FOR ISOLATED GROUND RECEPTACLES (RUN IN CEILING CAVITY)
FOR GENERAL PURPOSE RECEPTACLES
POWER CONDUCTOR SPLICE (TYP.)
POWER WHIP (BY FC)
TELEPOWER POLE (BY FC)
VOICE/DATA SECTION OF TELEPOWER POLE
NO. 1 GENERAL PURPOSE RECEPTACLES (TYP.)
INSULATED GROUND WIRE RUNNING IN FURNITURE BASE (BY FC)
ENCLOSURE GROUNDING BY FC (TYP.)
WHITE W/ BLACK LETTERING
POWER SECTION OF TELEPOWER POLE
MODULAR FURNITURE PANEL POWER FEED
WHITE W/ RED LETTERS
GREEN W/ YELLOW STRIPE
MODULAR FURNITURE PANEL (BY FC)
MODULAR FURNITURE BUILT-IN BUSWAY FOR #1,2, AND 5 PLUG-IN TYPE RECEPTACLES
OUTLETS PROVIDED BY FC
BLACK
RED
BLUE
PINK
NO. 5 ISOLATED GROUND RECEPTACLE (TYP.)
NO. 2 GENERAL PURPOSE RECEPTACLE (TYP.)
ENCLOSURE GROUNDING WITH GROUNDING CLAMPS BY FC (TYP.)
IG BRANCH CIRCUIT PANELBOARD WITH EQUIPMENT GROUND BUS & IG GROUND BUS
FEEDER SERVING IG PANELBOARD
NEUTRAL BUS
IG TYPE RECEPTACLE MOUNTED IN FLUSH OR SURFACE MOUNTED OUTLET BOX ON EXISTING PARTITION
CONNECT EQUIPMENT GROUND TO BOX ENCLOSURE
1/6 IG INSULATED, 20MM C. TO GROUNDING LUG ON LAN RACK
ISOLATED/INSULATED GROUND BUS
EQUIPMENT GROUND BUS
NEUTRAL

TYPICAL RECEPTACLE WIRING DIAGRAM
1/E1 NOT TO SCALE

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GOV'T | LESSOR


1/6 INSULATED EG IN 20MM C. TO EG BUS IN IG PANELBOARD.
FINISHED CEILING
CATEGORY 5E UTP CABLES. ORGANIZE CABLES IN GROUPS OF 12. REFER TO CABLE LABEL SCHEDULE FOR ACTUAL QUANTITY.
WIRE MESH CABLE TRAY
SECURE CABLES TO CABLE TRAY WITH VELCRO-TYPE STRAPS AT 600MM (24") ON CENTER. (TYP.)
1/6 INSULATED EQUIPMENT GROUND WITH LUG TO LAN RACK (REFER TO DRAWING SKE2).
FINISHED FLOOR
TO PATCH PANEL IN LAN RACK.
CATEGORY 5E UTP CABLES.
FINISHED CEILING
300MM (12") WIDE WIRE MESH CABLE TRAY. SECURE TO WALL.
PATCH PANEL
CATEGORY 5E T568A MODULAR JACK.
CABLE LABEL
LAN RACK CABINET
WALL
FINISHED FLOOR

FRONT ELEVATION

SIDE ELEVATION

ADP ROOM LAN RACK DETAIL (FRONT AND SIDE ELEVATIONS)

INITIALS	
GOV'T	LESSOR


ADJUSTABLE J-HOOKS 1500MM (5'-0") ON CENTER (TYP.). SECURE J-HOOKS TO STRUCTURE ABOVE.
CATEGORY 5E DATA CABLES. QUANTITY AS SHOWN ON PLANS. SUPPORT CABLES ON J-HOOKS AND SECURE CABLES WITH VELCRO CABLE TIES.
INSULATED BUSHING ON TOP END OF CONDUIT STUB-UP
CEILING CAVITY
TELEPOWER POLE (BY FC)
STUB-UP CABLE TRAY TO 150MM (6") ABOVE CEILING.
1#6 INSULATED EG, 20MM C. TO EG BUS IN IG PANELBOARD
SYSTEMS FURNITURE PARTITION (BY FC)
STUB-UP 15MM C. TO 150 MM (6") ABOVE CEILING
EXISTING PARTITION OR WALL (TYP.)
LAN RACK CABINET
ADP ROOM
CABLE LABEL LOCATION (TYP.)
CABLE LABEL LOCATION (TYP.)
TERMINATE CONDUIT AT 450MM (18") ABOVE FINISHED FLOOR.
DATA OUTLET WITH FACEPLATE, CATEGORY 5E T568A JACK, AND JUNCTION BOX MOUNTED AS INDICATED
CATEGORY 5E UPT CABLES WITH 4500 MM (15'-0") OF SLACK FROM BOTTOM OF CABLE TRAY. TERMINATE WITH CATEGORY 5E T568A MODULAR JACK. COIL EXCESS CABLE IN CABLE TRAY AND SECURE WITH VELCRO-TYPE STRAPS.
DATA OUTLET WITH FACEPLATE AND CATEGORY 5E T568A JACK, MOUNTED AS SPECIFIED.
INITIALS

TYPICAL IWS/LAN CATEGORY 5E CABLE INSTALLATION

SKE2

SSA STANDARDS CHEAT SHEET

TRANSFORMER CIRCUIT SIZING SCHEDULE				
TRANS. KVA	PRIMARY CIRCUIT		SECONDARY CIRCUIT	
	SWITCH FUSE OR CIRCUIT BREAKER	PRIMARY FEEDER	SWITCH FUSE OR CIRCUIT BREAKER	SECONDARY FEEDER
9	30/20 A.	20A./3W.	30/30 A.	30A./4W.
15	30/25 A.	25A./3W.	60/60 A.	60A./4W.
30	60/45 A.	45A./3W.	100/100 A.	100A./4W.
45	100/70 A.	70A./3W.	200/175 A.	175A./4W.
75	200/125 A.	125A./3W.	400/300 A.	300A./4W.
112 1/2	200/175 A.	175A./3W.	400/400 A.	400A./4W.
150	400/225 A.	225A./3W.	600/600 A.	600A./4W.
225	400/350 A.	350A./3W.	800/800 A.	800A./4W.

FEEER CIRCUIT SIZING SCHEDULE				
OVERCURRENT DEVICE RATING (AMPERES)	PRIMARY CIRCUIT		SECONDARY CIRCUIT	
	PHASE & NEUTRAL	E.G. & I.G.	3 WIRE	4 WIRE (3PH & 1N)
45-50	6	6	25	25
60	4	6	32	32
70	4	6	32	32
80-90	2	6	32	32
100	1	6	40	40
110	1	6	40	40
125	1/0	6	40	50
150	1/0	6	40	50
175	2/0	6	40	50
200	3/0	6	50	50
225	4/0	4	50	65
250	250	4	65	65
300	350	4	65	80
350	500	3	80	80
400	2-3/0	2-3	2-50	2-50
450	2-4/0	2-2	2-50	2-65
500	2-250	2-2	2-65	2-65
600	2-350	2-1	2-65	2-80
700	2-500	2-1/0	2-80	2-80
800	2-500	2-1/0	2-80	2-80


INITIALS
GOV'T
LESSOR

SSA STANDARDS CHEAT SHEET

IWS/LAN LOADS	
EQUIPMENT	VA
DP	300
DP/PC	700
FP	300
FX	600
LP	940
RACK	1440
TFC	370
WS	240
WS/VI	350
SC/SWS	400
IS	730

I.G. SERVICE CAPACITY SCHEDULE	
MAX. NO OF WORK STATIONS	IG SERVICE CAPACITY
20	60 AMP
35	100 AMP
50	150 AMP
70	200 AMP
80	225 AMP
90	250 AMP
110	300 AMP
130	350 AMP
150	400 AMP

DATA CABLE WIREWAY	
SIZE	MAXIMUM CABLE DROPS
4" SQ.	PLENUM CABLE: 36 DROPS
4" SQ.	NON- PLENUM CABLE: 25 DROPS
6" SQ.	PLENUM CABLE: 82 DROPS
6" SQ.	NON- PLENUM CABLE: 56 DROPS
8" SQ.	NEXT SIZE UP

SSA CIRCUIT SIZING SCHEDULE				
OC DEVICE	C. (1PH)	C. (3PH)	H, N	EG, IG
45-50 A	25 mm	25 mm	6	6
60 A.	32 mm	32 mm	4	6
70 A.	32 mm	32 mm	4	6
80-90 A.	32 mm	32 mm	2	6
100 A.	40 mm	40 mm	1	6
110 A.	40 mm	40 mm	1	6
125 A.	40 mm	50 mm	1/0	6
150 A.	40 mm	50 mm	1/0	6
175 A.	40 mm	50 mm	2/0	6
200 A.	50 mm	50 mm	3/0	6
225 A.	50 mm	65 mm	4/0	4
250 A.	65 mm	65 mm	250	4
300 A.	80 mm	90 mm	350	4
350 A.	80 mm	90 mm	350	3
400 A.	2-50 mm	2-50 mm	2-3/0	2-3


INITIALS

SECTION 16470
PANELBOARDS
INDEX

PART 1 - GENERAL

1.01 SUMMARY

A. Section Includes

1. Provide power distribution, lighting and receptacle panelboards, complete with overcurrent devices and accessories, as specified and indicated.

1.02 REFERENCES

A. National Electrical Manufacturers Association (NEMA)

1. AB 1 - Molded Case Circuit Breakers.

2. PB 1 - Panelboards

B. Underwriters Laboratories Inc. (UL)

1. 50 - Electrical Cabinets and Boxes.

2. 67 - Electric Panelboards.

3. 98 - Enclosed and Dead-Front Switches.

4. 489 - Molded-Case Circuit Breakers and Circuit Breaker Enclosures.

5. 869 - Electrical Service Equipment.

1.03 SUBMITTALS

A. Product Data

1. Submit manufacturer's technical product data for each type of panelboard provided.

B. Shop Drawings

1. Submit dimensioned drawings of panelboards.

PART 2 - PRODUCTS

2.01 LIGHTING AND RECEPTACLE PANELBOARDS

A. Manufacturers

1. Panelboards rated 240V max.

a. General Electric Co.: AQ

b. Siemens Energy & Automation, Inc.: CDP7

c. Square D Co.: NQOD

d. Cutler-Hammer: Pow-R-Line 1

> Delete the following regarding 480/277 volt panelboards if not required by the Project. Normally, they will not be required.

2. Panelboards rated 480/277V

a. General Electric Co.: AE

b. Siemens Energy & Automation, Inc.: CDP7

c. Square D Co.: NEHB

d. Cutler-Hammer.: Pow-R-Line 3

B. General

1. Provide dead-front, safety-type, 60 hertz panelboards suitable for voltages, phases, and wires as indicated.

2. Comply with the applicable requirements of NEMA PB 1 and UL 50 and 67.

> Delete the following sentence if there are not panelboards used as service entrance equipment. If a panelboard is used as service entrance equipment, do not delete the sentence below and indicate on the drawings which panel is service entrance equipment.

INITIALS
GOV'T | A/E&OR

3. [Comply with the applicable requirements of UL 869 for panelboards used as service entrance equipment.]

> Select short circuit rating in the following paragraph as required for the project. Delete requirement for 480/277 V panelboards if not required by the Project.

4. Provide minimum integrated equipment short circuit rating of [10,000] [22,000] [65,000] [100,000] amperes RMS symmetrical at 240 volts for 240V maximum panelboards [and [14,000] [35,000] [65,000] [100,000] amperes RMS symmetrical at 277 volts for 480/277V panelboards unless otherwise indicated.]

C. Enclosure

1. Provide code gage, galvanized sheet steel cabinet type enclosure suitable for mounting condition indicated and specified.

2. Provide panelboard front with concealed trim clamps, concealed hinges and flush stainless steel lock. Key locks alike.

3. Provide corrosion resistant primer treatment and light gray baked acrylic enamel finish on interior and exterior surfaces of front and trim, and on exterior surfaces of box for surface mounted panelboards.

4. Provide a circuit directory frame and card with a clear plastic covering on the inside of the panel front door. Provide minimum 6 mm (1/4-inch) high by 76 mm (3 inch) long space for each pole position, including spares and spaces, on the card.

> Delete following sentence if column width panelboards are not required.

5. [Provide column width panelboards, when indicated, with maximum 254 mm (10-inch) wide enclosure, trough extensions, and pull box.]

D. Bus System

1. Provide copper or tin-plated aluminum bus with current ratings and main lugs or circuit breaker as indicated.

2. Provide fully-rated bus system which extends the full height of the panelboard enclosure.

3. Provide branch circuit breaker bus connections of the distributed phase sequence type.

4. Provide full ampacity, insulated neutral bus with suitable lugs for each pole position.

5. Nonlinear load application

INITIALS
GOV'T | OFFEROR

a. Unless otherwise indicated or specified, for panelboards rated 240 volts maximum, provide insulated neutral bus rated at 200 percent full ampacity with suitable lugs for incoming main feeder and each circuit position.

6. Isolated ground

a. Provide a separate insulated, isolated ground bus and a separate equipment ground bus for panelboards indicated as isolated ground panelboards.

7. Provide copper ground bus.

E. Circuit Breakers

1. Provide circuit breakers, of size and type indicated, which comply with NEMA AB 1 and UL 489.

2. Provide bolt-on type, thermal magnetic trip, molded-case circuit breakers with common trip handle for all poles.

Delete the following sentence if not required by the Project.

3. Provide UL Class A ground fault interrupter circuit breakers as indicated.

4. Provide pole positions indicated as "spare" with circuit breakers of the number of poles and trip ampacities indicated.

5. Provide pole positions indicated as "space" with bus connections ready for insertion of circuit breakers of the number of poles and ampacities indicated.

F. Isolated Ground Panelboard Surge Suppressors

1. In isolated ground panelboards, provide integral surge suppressors, modular design with field-replaceable modules and the following features and accessories:

a. Fuses, rated at 200-kA interrupting capacity.

b. Fabrication using bolted compression lugs for internal wiring.

c. Single suppression circuits.

d. Replaceable modules.

e. Direct bus bar connections, bolted to phase buses, neutral bus, and ground bus.

INITIALS
GOV'T | LESSOR

f. MOV technology with single MOV for each suppression module. Fuse each phase of the surge current diversion module with 200k AIC surge rated fuses.

g. Surge current diversion paths between each phase conductor and the neutral conductor, between each phase conductor and the ground and between the neutral conductor and ground. For delta configured systems, connect the SPD components between each phase conductor and between each phase conductor and ground.

h. Copper bus bars for the surge current path. Do not use small gauge round wire or plug-in connections in the path for surge current diversion.

i. Red and green LED indicator lights for power and protection status.

j. Audible alarm, with silencing switch, to indicate when protection has failed.

k. One set of dry contacts rated at 5 Amps and 250-V AC, for remote monitoring of protection status.

l. Surge-event operations counter.

2. Peak Single-Impulse Surge Current Rating (kA): 200 per phase, 100 per mode. Designed to withstand a maximum continuous operating voltage (MCOV) of not less than 115% of nominal RMS voltage.

3. Minimum EMI/RFI filtering of minus 50 dB at 100kHz.

4. Minimum 3,500 Impulses of repetitive surge current capacities per mode utilizing 1.2 x 50 micro-second 20 KV open circuit voltage, 8 x 20 micro-second 10 KA short circuit current Category C3 bi-wave at one minute intervals without suffering performance degradation or more than 10% deviation of clamping voltage at a the rated surge current capacity.

5. Protection modes for grounded wye circuits with voltages of 480Y/277, 208Y/120; 3-phase, 4-wire circuits, shall be as follows:

a. UL 1449 Second Edition Listed and Recognized Component Suppression Voltage Ratings shall not exceed the following:

Voltage	L-N	L-G	N-G
208Y/120	400V	400V	400V
480Y/277	800V	800V	800V

b. The ANSI/IEEE C62.41 – 1991 Category B3 let through voltage shall not exceed the following:

Voltage	L-N	L-G	N-G
208Y/120	520V	520V	520V
480Y/277	1300V	1300V	1300V

INITIALS
GOV'T | LESSOR

6. Protection modes and UL 1449 clamping voltage for 240/120 V, single-phase, 3-wire circuits, shall be as follows:

   a. Line to Neutral: 500 V.
   b. Line to Ground: 500 V.
   c. Neutral to Ground: 500 V.

7. Protection modes and UL 1449 clamping voltage for 240/120 V, 3-phase, 4-wire circuits, with high leg shall be as follows:

   a. Line to Neutral: 500 V, 800 V from high leg.
   b. Line to Ground: 500 V, 800 V from high leg.
   c. Neutral to Ground: 500 V.

8. Protection modes and UL 1449 clamping voltage for 240V and 480V, 3-phase, 3-wire, delta circuits shall be as follows:

	480V	240V
Line to Ground:	1200V	800V

9. Minimum EMI-RFI Noise Rejection over the rated frequency range for single unit (multiple unit) installation(s):

   a. 34 dB (51dB) 100 KHz
   b. 51 dB (94dB) 1 MHz
   c. 48 dB (114dB) 10 MH
   d. 54 dB (120dB) 100 MHz

10. Integral test port for off-line diagnostic testing of the unit's suppression filter system.

PART 3 - EXECUTION

3.01 INSTALLATION

A. General

1. Mount panelboards as indicated.

2. Align, level and securely fasten panelboards to the building.

3. Install surface mounted panelboards on exterior foundation walls at least one inch from wall to permit vertical flow of air behind panelboard.

4. Connecting raceways shall not be used to support the panelboards.

5. Plug unused panelboard openings.

6. Install trim plumb and square.

INITIALS
GOV'T | LESSOR

7. Provide flush mounted panels with 3 spare 25 mm (1-inch) conduits stubbed and capped 305 mm (12 inches) above the finished ceiling or 305 mm (12 inches) below the bottom of structure in areas with no finished ceilings.

8. Inspect panel interior, remove foreign material and debris, and tighten all connections. Neatly arrange wiring in the gutter. Temporarily secure heavy cardboard panel to front of panelboard to protect interior from dirt or damage until permanent metal front is installed.

B. Identification

1. Provide engraved plastic laminate sign, per Section 16195, "Electrical Identification", mounted at top center of panelboard and indicating the following information:

a. Panelboard designation (e.g., "RP-1A").

b. Voltage, phases, wires (e.g., "208Y/120V, 3Ph, 4W").

c. Source (e.g., "Fed from PP-A").

2. Typewrite the load fed by each circuit on the panelboard directory card.

3.02 FIELD QUALITY CONTROL

A. Field Tests

1. Operate main and branch devices to insure proper mechanical operation.

2. Verify proper connection of wire terminations.

END OF SECTION

SECTION 16710
TELECOMMUNICATIONS CABLING
INDEX

PART 1 - GENERAL

1.01 SCOPE OF WORK

A. General

1. Provide engineering, labor, materials, apparatus, tools, equipment, and transportation as required to make a complete working telecommunication cabling system installation as specified and indicated.

2. Provide a complete telecommunications infrastructure cabling system including:

   a. Support systems in the DCR and Telecommunication Rooms,

   b. Inside plant UTP station cabling, terminations, and outlets.

   c. Cable identification tags and system labeling.

INITIALS
GOV'T LESSOR

d. Conduits and boxes.

e. Telecommunication grounding system.

f. Submittals.

g. Testing.

h. As-built Documents.

i. Warranty.

B. Related Sections

1. Section 16720: Telecommunications Cable Testing.

1.02 REFERENCES

A. Conform to the following:

1. FCC Regulations:

   a. Part 15 – Radio Frequency Devices & Radiation Limits

   b. Part 68 – Connection of Terminal Equipment to the Telephone Network

2. National Electrical Code.

3. National, State, Local and any other binding building and fire codes.

4. Underwriter's Laboratories (UL): Applicable listing and ratings.

5. ANSI/TIA/EIA-568-A Commercial Building Telecommunications Cabling Standard.

6. ANSI/TIA/EIA-569-A Commercial Building Standard for Telecommunications Pathways and Spaces.

7. ANSI/TIA/EIA-606 Administration Standard for the Telecommunications Infrastructure of Commercial Buildings.

8. TIA/EIA-TSB67 Transmission Performance Specifications for Field Testing of Unshielded Twisted-Pair Cabling Systems.

9. TIA/EIA-526-14A Optical Power Loss Measurements of Installed Multimode Fiber Cable Plant.

10. TIA/EIA-526-7 Measurement of Optical Power Loss of Installed Singlemode Fiber Cable Plant

1.03 SYSTEM DESCRIPTION

A. General

1. The telecommunication cabling encompasses the office's communications infrastructure, and horizontal cabling systems.

B. DCR Room

1. Provide LAN equipment racks and modular patch panels in LAN rack to support the cable terminations.

C. Horizontal Distribution

1. Provide horizontal cabling from the DCR room through the ceiling space to wall mounted outlets and power poles for he modular workstations. Provide each workstation and IWS/LAN equipment with one Category 5E cable for data.

1.04 SUBMITTALS

A. Refer to Section 16010 for additional submittal requirements

B. Submit detailed drawings of the DCR room if the proposed installation layout differs from the construction documents. Minimum scale: 1/4" = 1'-0". Revised telecommunication equipment layouts must be approved prior to release of order for equipment and prior to installation.

C. Submit the following information for review and approval prior to start of construction.

1. Catalog information for all cables and connectors indicating conformance with NEC, UL, TIA/EIA listings, certifications and specifications.

2. Catalog information for all support equipment and systems, e.g. cable tray, patch panels, etc., showing proof of conformance with relevant NEC, UL, & TIA/EIA listings, certifications and specifications.

3. Catalog information for cable identification tags.

D. Submit the following information for review and approval at the completion of construction:

INITIALS
GOV'T LESSOR

1. Test reports.
2. As-built drawings.
3. O & M manuals.

E. Submit the following catalog information concurrently with the Pre-Travel Work Verification Form, (refer to Section 16010, Appendix A) clearly indicating the products approved and installed.

1. Cables
2. Connectors
3. Patch panels

1.05 QUALITY ASSURANCE

A. General

1. Install complete system in a neat, high quality manner acceptable to the Contracting Officer and in conformance with applicable codes and data standards.
2. Provide new materials of current manufacturer, of highest grade, and without defects of any kind.
3. Only products and applications listed in this Division may be used on the project.

1.06 PRODUCT DELIVERY AND HANDLING

A. Delivery

1. Do not deliver telecommunication cabling system components to the site until protected space is available.
2. Replace and return damaged equipment to manufacturer at no cost to SSA.

B. Handling

1. Handle in accordance with manufacturer's written instructions.
2. Prevent component damage, breakage, denting and scoring. Do not install damaged equipment.

1.07 WARRANTY

INITIALS
GOV'T | CONTRACTOR

A. General

1. Service must be rendered within 6 hours of system failure notification. Contractor to note any deviation or improvements to this service at the time of bid.

2. Manufacturers of the major system components shall maintain a replacement parts department and provide testing equipment when needed. A complete parts department shall be located close enough to the job site area to supply replacement parts within a 6 hour period.

3. Contractor warrants that all installed hardware in their contract will be, under normal use and service, free from defects and faulty workmanship. The warranty period shall be 12 months from the date of acceptance for Category 5E Cabling Solutions. During this time, the entire system shall be kept in operating condition at no additional material or labor costs to the Owner.

4. The manufacturer warrants that all installed system components (cable, connectors, etc.) will, under normal use and service, comply with ANSI/TIA/EIA-568-A performance specifications for a period of 15 years from the date of acceptance. Any replacements required to comply shall be provided at no additional material or labor costs to the Owner regardless of the structured cabling system specified and the standard manufacturer warranty. The contractor will be held responsible for making up any deficiencies in the manufacturers warranty and may be required by the Owner to post a performance bond for the entire 15 year period in order to comply with these specifications.

PART 2 - PRODUCTS

2.01 GENERAL

A. Provide a continuous single cable, homogeneous in nature for every cable run. Splices are not permitted.

2.02 MANUFACTURERS

A. AMP, Belden, Berk-Tek, Fibertron, JDI, Leveton, Lucent Technology, Mohawk, Nordx/CDT, Ortronics, Panduit, Suttle, The Siemon Company.

2.03 CABLE

A. Horizontal Category 5E Unshielded Twisted Pair (UTP) Cable

1. Provide cable suitable for indoor installation.

INITIALS
GOV'T | LESSOR

2. Provide cable with 4 twisted pairs of insulated copper conductors per cable, 24 AWG solid copper, fully insulated with retardant low-smoke thermoplastic material, plenum NEC CMP rated and UL listed as such.

3. Color code twisted pairs individually, within color coded bundles, to industry standards (ANSI/ICEA Publication S-80-576, and EIA-230).

4. Comply with TIA/EIA-568-A performance requirements for Category 5E UTP cabling, and Anixter Level 6 (when used in conjunction with terminating hardware).

5. Provide cable with blue jacket.

6. Manufacturer

   a. AMP: 57825

   b. Belden Datatwist 5

   c. Berk-Tek LANmark-350 CAT5E cable

   d. Commscope Ultra II CAT5E cable

   e. Mohawk

2.04 LAN EQUIPMENT RACK

A. Provide LAN equipment rack conforming to EIA standards with the following features and characteristics:

   1. 19-inch wide, 84" high, high strength aluminum construction, UL listed.

   2. 19" rack mounting rails with EIA pattern.

   3. Floor mounting hardware.

   4. Double sided vertical cable management with removable swing-out doors.

   5. Horizontal cable management, top and bottom.

2.05 PATCH PANELS

A. Horizontal Cabling Patch Panel (DCR Rooms)

INITIALS
GOV'T | LESSOR

1. One-piece steel construction, modular or punch-down type, suitable for rack mounting, with factory-applied black baked enamel finish, with devices, junction fittings and other matching accessories as required for a complete Category 5E system and per UL 5.

2.06 CONNECTORS

A. Category 5E Modular Connectors

1. 8 position modular connector, Category 5E rated, T568-A wired.

2. Manufacturer

a. AMP: SL Series, white.

b. Panduit: Mini-Jack PowerSum+ #CJ588AWH, white.

c. Or as approved.

2.07 FACEPLATES

A. Single gang with one connector.

B. Provide ivory colored faceplates for wall mounted applications.

C. Provide grey colored faceplates for furniture mounted applications.

D. Manufacturer

1. Wall Mounted: Ortronics #OR-40300549 faceplate.

Make selection in sentence below.

2. Furniture Mounted: [AMP SL Series 1375006-x furniture faceplate with OEI adapter plate.] [Leviton #49910-SG2 suitable for Herman Miller furniture].

2.08 CABLE MANAGEMENT AND SUPPORT

A. Wire Mesh Cable Tray

1. Manufacturers

a. GS Metals: Flex Tray

b. B-line: Wire Basket

c. Cablofil: EZ Tray

2. Provide welded steel wire mesh cable tray with a 50-mm (2-inch) by 100-mm (4-inch) mesh size and a minimum wire diameter of 0.197-inches.

3. Provide cable tray dimensions of 50-mm (2-inches) usable load depth by 300-mm (12-inches) wide.

4. Construct units with rounded edges and smooth surfaces, hot-dipped galvanized after fabrication.

5. Provide connector assemblies, clamp assemblies, connector plates, etc as needed for a complete installation.

B. J-Hook Cable Support System

1. Provide J-hooks rated to support Category 5E cable and optical fiber cable, mounted 1500-mm (5-feet) on-center for support of horizontal cabling. Do not exceed 40 percent fill ratio.

2. Provide J-hooks with galvanized steel construction and 90 degree rolled safety edges.

3. Provide latched retainers to contain cables within the hook area.

4. Provide J-hooks with a static load capacity of 30 pounds per hook and fastener hole that accepts 6-mm (1/4-inch) bolts.

5. Manufacturer

a. ERICO: CADDY Cablecat

b. B-Line: Cable Hook System

2.09 LABELS

A. Horizontal Cables

1. Provide self-laminating adhesive labels, machine printable with a laser printer suitable for cable diameters installed.

2. Printable Area: 50-mm (2-inch) by 12-mm (1/2-inch).

3. Color: White.

4. Manufacturer:

a. Panduit #PLL-40-Y3-1, white.

B. Faceplates

1. Provide faceplate labels for all outlet faceplates, machine printable with a laser printer.

2. Color: White.

3. Manufacturer:

a. Panduit #CPPLF-5, white.

C. Outlets and Patch Panel

1. Provide labels for data cable termination locations, machine printable with a laser printer.

2. Color: white.

3. Manufacturer:

a. Panduit #PLL-22-PO-1W white.

2.10 MISCELLANEOUS COMPONENTS

A. Velcro Cable Ties

1. Provide Velcro cable ties, plenum or non-plenum rated as appropriate for the installation, in the same color as the cable to which it is being applied, 18-mm (¾-inch) with a minimum 50-mm (2-inch) overlap.

2. Manufacturers:

a. Panduit HLSP Series (Plenum rated)

b. Panduit HLS Series (Non-plenum rated).

PART 3 - EXECUTION

3.01 GENERAL

A. Install work in a neat, high quality manner and conform to applicable federal, state and local codes.

B. Repair or replace work completed by others that is defaced or destroyed.

C. Install cables in a manner to protect the cable from physical interference or damage.

D. Do not exceed manufacturer's minimum allowance for bend radius of the cable.

E. Do not exceed manufacturer's maximum allowance for pulling tension on cable.

F. Ground all racks and other such components per manufacturer's requirements.

3.02 INSTALLATION

A. Horizontal Cable

1. Support station cables exiting the DCR room at 1500-mm (5-feet) on-center using J-hook cable hangers.

2. Do not exceed 90 meters (300-feet) in length from the termination at the user's faceplate to the termination at the DCR room.

3. Enter LAN rack from the top.

4. Provide a minimum of 150-mm (six-inches) of slack sheathed cable behind each station outlet faceplate. Coil the slack cable inside the junction box or raceway as per the cabling manufacturer's installation standards.

5. Provide 3000-mm (10-feet) of slack cable in the DCR. Coil the cable in an extended loop or figure-8 in the cable tray.

6. Route cables in vertical cable tray in DCR room.

7. Route cables a minimum of 150-mm (6-inches) away from power sources to reduce interference from EMI.

8. Install cables with sufficient bending radius so as not to break or kink, shear or damage binders, or to interfere with transmission in any way.

9. Neatly dress and organize cables in the cable tray. Bundle cables sequentially into groups of 12. Wrap every 600-mm (24-inches) with Velcro cable ties. Do not tightly bundle cables together. Fasten cable to cable tray via Velcro-type straps.

10. Route cable homeruns, parallel and perpendicular to building structure allowing for bending radius, and along corridors for ease of access. Do not route cables through an adjacent space if a corridor borders at least one wall of the room.

INITIALS
GOV'T LESSOR

11. Route data cables from cable tray into the bottom of the LAN rack cabinet and terminate with specified jack into patch panel. Do not support cables to the outside of the cable tray.

12. Provide permanent machine generated labels on each end of the cable no more than 100-mm (4-inches) from the edge of the cable jacket.

13. Terminate cables in patch panels with Category 5E modular connectors.

B. LAN Equipment Racks

1. Install rack in a secure manner per manufacturer's recommendations and as indicated.

C. Patch Panels

1. Install Category 5E patch panels into LAN equipment rack.

2. Terminate data cable in accordance to manufacturer's instructions and TIA/EIA-568A standard installation practices.

D. Outlets and Connectors

1. Provide station outlets with connectors.

2. Provide permanent machine generated clear laminated labels on the front of each faceplate or surface box.

E. Installation of Cable Tray

1. Install cable tray as indicated; in accordance with recognized industry practices, to ensure that the cable tray equipment complies with requirements of NEC, and applicable portions of NFPA 70B and NECA's "Standards of Installation" pertaining to general electrical installation practices.

2. Coordinate installation with other work as necessary to properly interface with other work.

3. Provide sufficient space around cable tray to permit access for installing and maintaining cables.

3.03 RECORDS

A. Labeling

INITIALS
GOV'T | LESSOR

1. Label the communication system components in conformance with TIA/EIA-606 Administration Standards, including, but are not limited to, the following:

    a. Cables (both ends)

2. Permanently mark cable ends with machine-generated or stenciled (not handwritten) wrap-around labels with a self-laminating feature.

3. Permanently mark components, such as racks and patch panels, with machine-generated labels.

B. Records

1. Conform to TIA/EIA-606 Administration Standards containing as a minimum, the information as outlined in Table 4.7-1 of TIA/EIA-606.

C. Label Format

1. Provide labels as shown on the drawings and in the Cable Labeling Schedule.

3.04 PROJECT CLOSE-OUT

A. Submit prior to final acceptance of System:

1. As-built Drawings

    a. As-built drawings including the following:

        1) Scaled 1/2"=1'-0" floor plans of DCR rooms showing exact placement of LAN racks and termination hardware.

        2) Scaled 1/2"=1'-0" floor & overhead plans of DCR Rooms showing exact placement of all overhead cable support routes.

        3) Installation details.

    b. Provide data disks of each of the final as-built drawings prepared using AutoCAD R14, fully representing actual installed conditions.

2. Test results.

    a. Provide one copy of written and electronic test result documentation in format as specified in Section 16720.

3. Manuals for testing, operation and training including:

a. 11"x17" prints of record drawings as described above.

b. Manufacturer's original catalog information sheets for each component provided under this Section.

c. Provide manuals in a white, 3-ring binder with front cover and spine clear pockets for insertion of the manual name and project information. Manual shall be indexed with individual dividers.

3.05 CERTIFICATION

A. Provide the Contracting Officer and SSA Office Manager with a written form of acceptance for signature. All corrections must be completed before acceptance is given.

END OF SECTION

INITIALS
GOV'T | LESSOR

SFO 
(OFFICE)___

SOLICITATION FOR OFFERS
PRICE COMPONENT SCHEDULE

The tenant finish allowance shall include the costs for the following items in the quantities estimated. The tenant finish allowance shall be amortized in the rent based on the total negotiated tenant finish price.

Prices shall be provided for the following items included in the tenant finish estimate. Additional items must be specifically ordered and included on the floor plan prior to beginning alterations. Items in addition to the estimated numbers or added after the beginning of construction will be negotiated as a change order.

The price quoted shall be the price to provide, install, maintain, and repair the item unless otherwise specified. The Government shall abandon in place and the lessor waives the right to restoration unless otherwise specified. The quantities shown are for evaluation of the tenant finish estimate. Actual quantities required by the layout may vary, and the Government will pay only for the quantities actually ordered.

Deductions will be taken as a credit for the negotiated price for items not delivered but specifically required in the solicitation for offers (SFO).

No.	Item	Price	Unit
1.	Interior Subdividing Ceiling-High Partitions including painting.	$ 30.00	LF
2.	Ceiling-High Partitions, Acoustically Treated, In Accordance with the Solicitation: In accordance with the SFO, acoustical sealant shall be applied on both sides of the metal stud runner. All service boxes shall be sealed and electrical conduit plugged with acoustical sealant. Arched wall partitions required in Reception Room overeach nterview window, over the door leading into the general office area, over the entrance to the public restrooms, and over the main entrance. Crown molding required at top of each interview window privacy divider.	$ 67.00	LF
3.	Interior Door: Interior door in office subdividing partition including passage hardware, no lock.	$ 550.00	EA
4.	Door Assembly, 20 Minute, Fire-Rated and Labeled	$ 575.00	EA
5.	Building Standard Passage Hardware	$ 90.00	EA
6.	Building Standard Privacy Lockset	$ 160.00	EA
7.	Five-Pin Tumbler Cylinder Lock	$ 125.00	EA
8.	Duplex Wall Electrical Outlet, 115V 20A	$ 90.00	EA

SFO 4TX0135
(OFFICE)

9. Quadruplex Electrical Outlet: 115V 20A

$ 110.00 EA

10. Isolated Ground Electrical Outlet: 115V 20A. Clean computer outlet with isolated ground (no more than 4 outlets per workstation circuit; no more than 2 outlets per printer circuit)

a. Wall Duplex $ 185.00 EA

b. Wall Quadruplex $ 200.00 EA

11a. Telephone Outlet: Includes box, stringer, faceplate, and conduit stubbed above the ceiling.

$ 60.00 EA

11b. Data Wall Outlet: Includes box, stringer, faceplate, and conduit stubbed above the ceiling.

$ 57.00 EA

12. Vinyl Wallcovering: Installed per SFO specifications.

a. 13 oz. – (Standard wall covering) $ 10.25 SF

b. 22 oz. $ 15.75 SF

Manufacturer: C&A Series: Shadow Stripe

Manufacturer: C&A Series Tanglewood

13. Carpet Tiles: Installed per SFO specifications.

$ 28.05 SQ YD

Manufacturer: C&A Series: R10-BPRS03330

Manufacturer: C&A Series Timeless BPRS 31306

14. Non-Slip Ceramic Floor Tile (minimum 12 inch square). Installed per SFO specifications.

$ 9.55 SQ FT

Manufacturer: Insignia Series: Rosso

Manufacturer: Insignia Series Verde

15. Vinyl Floor Tile: Installed per SFO specifications.

$ 2.00 SQ FT.

Manufacturer: Insignia Series: Rosso

Manufacturer: Insignia Series Verde

16. Interior Glass Windows with Installed Miniblinds: Window shall be 7/32" tempered glass, 4 feet wide X 3 feet high. Bottom of window shall be installed 42 inches from the finished floor. Estimated quantity is **one**.

$ 750.00 EA

17. Interior Glass Sidelight Window: Window shall be 7/32" tempered glass, 18" wide, floor to top of door with installed mini-blinds. Estimated quantity is **two**.

$ 685.00 EA

18. Glass Door in Metal Frame with Hardware:

a. Single $ 2000.00 EA

b. Double $ 3000.00 EA

19. Ceiling-Mounted Exhaust Fan: Appropriately sized ceiling-mounted exhaust fan for the multipurpose room, vented to the outside. Install an appropriate size duct with aluminum grill and bird screen. The fan shall be activated by a separate wall switch. Estimated quantity is **one**.

$ 625.00 EA

Initials SS ; [initials]
Lessor Gov't

20. Combination Pushbutton Lock (Employee Entrance Exterior Doors): Cost of a lever-operated, pushbutton Combination lock with an interior button to activate the privacy function and with key override. An acceptable lock is Locknetics, Model 6000, or equal. Estimated quantity is **one**.

$ 650.00 EA

21. Electric Door Opener/Control Keypad: A lever-type commercial duty door handle, an electric door release (with sound rectifier) (7840 ANSI by Adams Rite, or equal), and control keypad (Door-Gard Command and Control Series, Model 232I, Internal Electronics, Inc., or Equal) for access control between the reception room and open office area (per attachments labeled "Electric Door Strike Assembly" and "Door-Gard Command and Control Series Features and Programming Guide"). Electric door release to be controlled at each reception interview window and guard workstation. Estimate quantity is one door release and **six** release buttons.

$ 1000.00 EA

22. Automatic Door Opener: Reception Room main entrance door and interior vestibule door shall receive an "Electromechanical Operator for Swinging Doors." See paragraph 10.7 of SSA special requirements. Estimated quantity is **one set**.

$ 2100.00 SET

23. Supply Room Shelving: Approximately **27** shelving units (36 inch inside dimensions) per attachment labeled "Storage Room Shelving." The units are not to be attached to the real estate and shall remain the property of the Government.

CORNER UNIT $ 575.00

STANDARD UNIT $ 410.00

LF $ 170.00

24. Multipurpose Room Counter/Sink with Food Waste Disposal & Wall Cabinets: Base and upper cabinets, sink and food waste disposal unit per attachment labeled "Multipurpose Room Counter/Sink with Food Waste Disposal & Wall Cabinets." Estimated quantity is **one unit**.

$ 2600.00 Unit

25. IVT/TV Cabinet: Free-standing IVT/TV cabinet in the Video Conference Room per attachment labeled "IVT/TV Cabinet". Estimated quantity is **one unit**.

$ 2000.00 Unit

26. VINYL WALL COVERING/CHAIR RAIL/CERAMIC TILE UNDER RECEPTION ONLY: Washable vinyl wall covering (minimum 22 oz) and a 4 inch x 1 inch non-wooden chair rail are required on all inside walls surrounding the Reception room including the privacy divider wall partitions at each interview window. The vinyl wall covering to be above and below the chair rail. Below the reception windows and FEI interview windows, ceramic tiles are required on all walls including the privacy divider wall partitions. The bottom of the chair rail to be installed approximately 28-30 inches above the finished floor. (SSA Manager shall select vinyl wall covering, color of ceramic tile and grout).

$ 3922.00 EA

27. Chair Rail: Four-inch by one-inch non-wooden chair rail installed on interior walls of the Multipurpose, Video Teleconference, and Reception Room and front-end interviewing rooms. The bottom of the chair rail is to be installed 28-30 inches above the finished floor. Estimated quantity is 220 LF.

$ 8.80 LF

28.

$ 650.00 EA

29. Reception Room and Front-End Interviewing Windows: Interview windows to be installed in the wall between the Reception Room and front-end interviewing area and the open office space per attachment labeled "Interview Window/Counter." Estimated quantity is **twenty-three**.

$ 790.00 EA

30. Reception Room and Front-End Interviewing Area Counters (Reception Room/Front-End Interviewing Side): Counter installed under each interview window and attached to the wall on the Reception Room and front-end interviewing area side per attachment labeled "Interview Window/Counter." Estimated quantity is **twenty-three**.

$ 470.00 EA

31. Reception Room Enclosed Bulletin Board: An enclosed bulletin board installed in the Reception Room. Bulletin board to have an aluminum frame with lock, corkboard inside, with acrylic door panels. Size 60" X 36". Estimated quantity is **one**.

$ 790.00 EA

60

32. Reception Room Self-Help Counter with Cabinet: Counter with cabinet installed in the Reception Room per attachment labeled "Self-Help Counter/Cabinet." Estimated quantity is **one**.

$ 790.00 EA

33. Observation Window: An observation window, approximately 5 inches wide X 18 inches high, installed in the door(s) leading from the Reception Room. Window(s) to be transparent (no vision through the window from the Reception Room – Mirror pane, manufacturer: HGP or equal). Bottom of window to be approximately 56 inches from the finished floor and approximately 8 inches from door edge. Estimated quantity is **one**.

$ 100.00 EA

34. Water Fountain: Handicapped accessible chilled water fountain. Estimated quantity is **two**.

$ 850.00 EA

35. Security Door Viewer: Wide-angle projection door viewers (The Look-Out by Ultra Hardware Products, Model 5044, Code 94050, or equal) installed in identified exterior doors. See SSA Manager for location of viewer in door. Estimated quantity is **four**.

$ 70.00 EA

36. Document Drop Box & Mail Slot: Document drop box and "slanted" mail slot per attachment labeled "Document Drop Box." Estimated quantity is **one**.

$ 200.00 EA

37. Accordion-Folding Acoustical Partition: Vinyl, accordion-folding, acoustical vinyl partition (minimum STC 40), approximately 20 LF. An acceptable partition is: Holcomb & Hoke Mfg. Co., Inc., 1545 Van Buren St., Indianapolis, IN 46203, 317-784-2444, or equal. See attachment labeled "Accordion Folding Acoustical Partition." Estimated quantity is **one**.

$ 8000.00 EA

38. CAT 5E PVC Cables Category 5E PVC cables, Bertek #532141 or equivalent in non-plenum ceilings; or Mohawk #M56093 or equivalent in plenum ceilings. Cable testing is per TIA/EIA testing standards. See attachment entitled "SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for Site Preparation." Each wire within the cable shall have a distinct color code. Estimated quantity is approximately 150 X total number of workstations specified in Section 12 of special requirements.

$ 1.75 LF

39. CAT 5E Connector: Category 5E RJ-45 T568A connector; AMP # 1116604-3 or equivalent. See attachment entitled "SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for Site Preparation." Estimated quantity is two (2) X total number of workstations specified in Section 12 of special requirements.

$ 12.00 EA

40. Cable Identification Label: Self-adhesive machine lettered (not handwritten) labels with the numbering scheme outlined in "SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for Site Preparation" attached. Labels are to be attached onto the cable, faceplate, and patch panel. Estimated quantity is equal to 3 X total number of workstations specified in Section 12 of special requirements.

$ 1.60 EA

41. Patch Panel: Category 5E modular patch panel to be mounted in IWS/LAN rack and data outlets as needed to serve IWS/LAN workstations and equipment. See attachment entitled "SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for Site Preparation." Estimated quantity is **one**.

$ 300.00 EA

42. Faceplate for Unicor/Herman Miller Furniture (part number Leviton 41089-4 or equivalent): See attachment entitled "SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for Site Preparation." Estimated quantity is equal to total number of systems workstations specified in Section 12 of special requirements.

$ 25.00 EA

43. Faceplate for Cable Wall Outlet: Faceplates, AMP SL series mounted in recessed outlet box inside columns or walls. Provide surface mounted box if interior of wall or column cannot be accessed. See attachment entitled "SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for Site Preparation." Estimated quantity is equal to total of non-systems workstations shown in Section 12 of special requirements.

$ 6.20 EA

44. LAN Cable Tray: A 12" wide wire mesh cable tray, mounted on wall of ADP room behind LAN rack. See attachment entitled "SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for Site Preparation." Estimated quantity is **one**.

$ 300.00 EA

45.	Ground Conductor: A No. 6 AWG copper ground conductor with THHN insulation, installed in ¾" conduit from LAN rack to isolated ground electrical panel that provides power to the LAN rack. See attachment entitled "SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for Site Preparation." Estimated quantity is one.	$ 85.00	EA
46.	Plywood Panel: Two 8' X 4' X 3/4" sheets of plywood painted with unleaded paint to match ADP room wall color, mounted at the telephone switch location, (with the longest side (8 foot) installed vertically and approx. 15 inches from the finished floor). Estimated quantity is **two.**	$ 105.00	EA
47.	Walk-Off Floor Mats at Entrances: Sized appropriately for each entrance. (Estimated quantity is two). Vestibule mat to be a custom personalized flexible vinyl mat (B.F. Hurley Mat Co., 1-800-274-6287) (Estimated quantity is **one**).	$ 300.00	EA
48.	Picnic Table and seating secured to a concrete pad. Adequate number of picnic tables and suitable seating to accommodate 25% of office staff (**49** total staff) as required in the solicitation:	$ 1800.00	EA
49.		$	EA
50.	Ceiling Fans in Reception Room and Front-End Interviewing Area (52 inch, ceiling hugger) (Estimated quantity to be based on sizes of rooms, refer to section 10.13)	$ 350.00	EA
51.	Guard Workstation in Reception Room (Refer to "Guard Workstation" attachment to SFO/Lease For construction) Quantity is **one.**	$ 950.00	Ea
52.	Door Bell and Intercom System. Quantity is **one** each.	$ 500.00	Ea

SFO 
(OFFICE)___

53. Provide a cost breakdown for Warm Lit Shell and Tenant Finish Costs for the following items:

		Warm Lit Shell	Tenant Finish
a.	Architect & Engineering	60,000.00	20,000.00
b.	Plumbing	15,000.00	15,000.00
c.	HVAC	75,000.00	75,000.00
d.	Electrical	75,000.00	125,000.00
e.	Clean-Up, Miscellaneous	15,000.00	15,000.00
f.	Financing	150,000.00	50,000.00

C

Initials SS; [signature]
Lessor Gov't

6

GENERAL CLAUSES
(Acquisition of Leasehold Interests in Real Property)

CATEGORY	CLAUSE NO.	48 CFR REF.	CLAU[SE]
DEFINITIONS	1	552.270-4	Definitions (Variation)
GENERAL	2	552.270-5	Subletting and Assignment
	3	552.270-11	Successors Bound
	4	552.270-23	Subordination, Nondisturbance and Attornment
	5	552.270-24	Statement of Lease
	6	552.270-25	Substitution of Tenant Agency
	7	552.270-26	No Waiver
	8	552.270-27	Integrated Agreement
	9	552.270-28	Mutuality of Obligation
PERFORMANCE	10	552.270-17	Delivery and Condition
	11	552.270-18	Default in Delivery—Time Extensions (Variation)
	12	552.270-19	Progressive Occupancy
	13	552.270-21	Effect of Acceptance and Occupancy
	14	552.270-6	Maintenance of Building and Premises—Right of Entry (Variation)
	15	552.270-10	Failure in Performance
	16	552.270-22	Default by Lessor During the Term
	17	552.270-7	Fire and Casualty Damage
	18	552.270-8	Compliance with Applicable Law
	19	552.270-12	Alterations
	20	552.270-29	Acceptance of Space (Variation)
INSPECTION	21	552.270-9	Inspection—Right of Entry
PAYMENT	22	52.204-7	Central Contractor Registration (Variation)
	23	552.232-75	Prompt Payment
	24	552.232-76	Electronic Funds Transfer Payment (Variation)
	25	552.232-70	Invoice Requirements (Variation)
	26	52.232-23	Assignment of Claims
	27	552.270-20	Payment (Variation)
STANDARDS OF CONDUCT	28	552.203-5	Covenant Against Contingent Fees
	29	52.203-7	Anti-Kickback Procedures
	30	52.223-6	Drug-Free Workplace
ADJUSTMENTS	31	552.203-70	Price Adjustment for Illegal or Improper Activity
	32	52.215-10	Price Reduction for Defective Cost or Pricing Data
	33	552.270-13	Proposals for Adjustment
	34	552.270-14	Changes (Variation)
AUDITS	35	552.215-70	Examination of Records by GSA
	36	52.215-2	Audit and Records—Negotiation
DISPUTES	37	52.233-1	Disputes

INITIALS: SS & [initials]
LESSOR GOVERNMENT

\7E

LABOR STANDARDS	38	52.222-26	Equal Opportunity
	39	52.222-24	Preaward On-Site Equal Opportunity Compliance Evaluation
	40	52.222-21	Prohibition of Segregated Facilities
	41	52.222-35	Equal Opportunity for Special Disabled Veterans, Veterans of the Vietnam Era, and Other Eligible Veterans
	42	52.222-36	Affirmative Action for Workers with Disabilities
	43	52.222-37	Employment Reports on Special Disabled Veterans, Veterans of the Vietnam Era, and Other Eligible Veterans
SUBCONTRACTING	44	52.209-6	Protecting the Government's Interest When Subcontracting With Contractors Debarred, Suspended, or Proposed for Debarment
	45	52.215-12	Subcontractor Cost or Pricing Data
	46	52.219-8	Utilization of Small Business Concerns
	47	52.219-9	Small Business Subcontracting Plan
	48	52.219-16	Liquidated Damages—Subcontracting Plan

The information collection requirements contained in this solicitation/contract, that are not required by regulation, have been approved by the Office of Management and Budget pursuant to the Paperwork Reduction Act and assigned the OMB Control No. 3090-0163.

INITIALS: SS & [signature]
LESSOR GOVERNMENT

GENERAL CLAUSES
(Acquisition of Leasehold Interests in Real Property)

1. 552.270-4 DEFINITIONS (SEP 1999) (VARIATION)

The following terms and phrases (except as otherwise expressly provided or unless the context otherwise requires) for all purposes of this lease shall have the respective meanings hereinafter specified:

(a) "Commencement Date" means the first day of the term.

(b) "Contract" and "Contractor" means "Lease" and "Lessor," respectively.

(c) "Contracting Officer" means a person with the authority to enter into, administer, and/or terminate contracts and make related determinations and findings. The term includes certain authorized representatives of the Contracting Officer acting within the limits of their authority as delegated by the Contracting Officer.

(d) "Delivery Date" means the date specified in or determined pursuant to the provisions of this lease for delivery of the premises to the Government, improved in accordance with the provisions of this lease and substantially complete, as such date may be modified in accordance with the provisions of this lease.

(e) "Delivery Time" means the number of days provided by this lease for delivery of the premises to the Government, as such number may be modified in accordance with the provisions of this lease.

(f) "Excusable Delays" mean delays arising without the fault or negligence of Lessor and Lessor's subcontractors and suppliers at any tier, and shall include, without limitation:
  (1) acts of God or of the public enemy,
  (2) acts of the United States of America in either its sovereign or contractual capacity,
  (3) acts of another contractor in the performance of a contract with the Government,
  (4) fires,
  (5) floods,
  (6) epidemics,
  (7) quarantine restrictions,
  (8) strikes,
  (9) freight embargoes,
  (10) unusually severe weather, or
  (11) delays of subcontractors or suppliers at any tier arising from unforeseeable causes beyond the control and without the fault or negligence of both the Lessor and any such subcontractor or supplier.

(g) "Lessor" means the sub-lessor if this lease is a sublease.

(h) "Lessor shall provide" means the Lessor shall furnish and install at Lessor's expense.

(i) "Notice" means written notice sent by certified or registered mail, Express Mail or Comparable service, or delivered by hand. Notice shall be effective on the date delivery is accepted or refused.

(j) "Premises" means the space described on the Standard Form 2, U.S. Government Lease for Real Property, of this lease.

(l) "Substantially complete" and "substantial completion" means that the work, the common and other areas of the building, and all other things necessary for the Government's access to the premises and occupancy, possession, use and enjoyment thereof, as provided in this lease, have been completed or obtained, excepting only such minor matters as do not interfere with or materially diminish such access, occupancy, possession, use or enjoyment.

(m) "Usable square feet" means the ANSI/BOMA Z65.1-1996 definition for BOMA usable office area, which means "The area where a tenant normally houses personnel and/or furniture, for which a measurement is to be computed."

(n) "Work" means all alterations, improvements, modifications, and other things required for the preparation or continued occupancy of the premises by the Government as specified in this lease.

INITIALS: SS & ahm
LESSOR GOVERNMENT

2. **552.270-5 SUBLETTING AND ASSIGNMENT (SEP 1999)**

The Government may sublet any part of the premises but shall not be relieved from any obligations under this lease by reason of any such subletting. The Government may at any time assign this lease, and be relieved from all obligations to Lessor under this lease excepting only unpaid rent and other liabilities, if any, that have accrued to the date of said assignment. Any assignment shall be subject to prior written consent of Lessor, which shall not be unreasonably withheld.

3. **552.270-11 SUCCESSORS BOUND (SEP 1999)**

This lease shall bind, and inure to the benefit of, the parties and their respective heirs, executors, administrators, successors, and assigns.

4. **552.270-23 SUBORDINATION, NONDISTURBANCE AND ATTORNMENT (SEP 1999)**

(a) Lessor warrants that it holds such title to or other interest in the premises and other property as is necessary to the Government's access to the premises and full use and enjoyment thereof in accordance with the provisions of this lease. Government agrees, in consideration of the warranties and conditions set forth in this clause, that this lease is subject and subordinate to any and all recorded mortgages, deeds of trust and other liens now or hereafter existing or imposed upon the premises, and to any renewal, modification or extension thereof. It is the intention of the parties that this provision shall be self-operative and that no further instrument shall be required to effect the present or subsequent subordination of this lease. Government agrees, however, within twenty (20) business days next following the Contracting Officer's receipt of a written demand, to execute such instruments as Lessor may reasonably request to evidence further the subordination of this lease to any existing or future mortgage, deed of trust or other security interest pertaining to the premises, and to any water, sewer or access easement necessary or desirable to serve the premises or adjoining property owned in whole or in part by Lessor if such easement does not interfere with the full enjoyment of any right granted the Government under this lease.

(b) No such subordination, to either existing or future mortgages, deeds of trust or other lien or security instrument shall operate to affect adversely any right of the Government under this lease so long as the Government is not in default under this lease. Lessor will include in any future mortgage, deed of trust or other security instrument to which this lease becomes subordinate, or in a separate nondisturbance agreement, a provision to the foregoing effect. Lessor warrants that the holders of all notes or other obligations secured by existing mortgages, deeds of trust or other security instruments have consented to the provisions of this clause, and agrees to provide true copies of all such consents to the Contracting Officer promptly upon demand.

(c) In the event of any sale of the premises or any portion thereof by foreclosure of the lien of any such mortgage, deed of trust or other security instrument, or the giving of a deed in lieu of foreclosure, the Government will be deemed to have attorned to any purchaser, purchasers, transferee or transferees of the premises or any portion thereof and its or their successors and assigns, and any such purchasers and transferees will be deemed to have assumed all obligations of the Lessor under this lease, so as to establish direct privity of estate and contract between Government and such purchasers or transferees, with the same force, effect and relative priority in time and right as if the lease had initially been entered into between such purchasers or transferees and the Government; provided, further, that the Contracting Officer and such purchasers or transferees shall, with reasonable promptness following any such sale or deed delivery in lieu of foreclosure, execute all such revisions to this lease, or other writings, as shall be necessary to document the foregoing relationship.

(d) None of the foregoing provisions may be deemed or construed to imply a waiver of the Government's rights as a sovereign.

5. **552.270-24 STATEMENT OF LEASE (SEP 1999)**

(a) The Contracting Officer will, within thirty (30) days next following the Contracting Officer's receipt of a joint written request from Lessor and a prospective lender or purchaser of the building, execute and deliver to Lessor a letter stating that the same is issued subject to the conditions stated in this clause and, if such is the case, that (1) the lease is in full force and effect; (2) the date to which the rent and other charges have been paid in advance, if any; and (3) whether any notice of default has been issued.

INITIALS: SS & ulm
LESSOR GOVERNMENT

(b) Letters issued pursuant to this clause are subject to the following conditions:

(1) That they are based solely upon a reasonably diligent review of the Contracting Officer's lease file as of the date of issuance;

(2) That the Government shall not be held liable because of any defect in or condition of the premises or building;

(3) That the Contracting Officer does not warrant or represent that the premises or building comply with applicable Federal, State and local law; and

(4) That the Lessor, and each prospective lender and purchaser are deemed to have constructive notice of such facts as would be ascertainable by reasonable prepurchase and precommitment inspection of the Premises and Building and by inquiry to appropriate Federal, State and local Government officials.

6. 552.270-25 SUBSTITUTION OF TENANT AGENCY (SEP 1999)

The Government may, at any time and from time to time, substitute any Government agency or agencies for the Government agency or agencies, if any, named in the lease.

7. 552.270-26 NO WAIVER (SEP1999)

No failure by either party to insist upon the strict performance of any provision of this lease or to exercise any right or remedy consequent upon a breach thereof, and no acceptance of full or partial rent or other performance by either party during the continuance of any such breach shall constitute a waiver of any such breach of such provision.

8. 552.270-27 INTEGRATED AGREEMENT (SEP 1999)

This Lease, upon execution, contains the entire agreement of the parties and no prior written or oral agreement, express or implied, shall be admissible to contradict the provisions of the Lease.

9. 552.270-28 MUTUALITY OF OBLIGATION (SEP 1999)

The obligations and covenants of the Lessor, and the Government's obligation to pay rent and other Government obligations and covenants, arising under or related to this Lease, are interdependent. The Government may, upon issuance of and delivery to Lessor of a final decision asserting a claim against Lessor, set off such claim, in whole or in part, as against any payment or payments then or thereafter due the Lessor under this lease. No setoff pursuant to this clause shall constitute a breach by the Government of this lease.

10. 552.270-17 DELIVERY AND CONDITION (SEP 1999)

(a) Unless the Government elects to have the space occupied in increments, the space must be delivered ready for occupancy as a complete unit. The Government reserves the right to determine when the space is substantially complete.

(b) If the premises do not in every respect comply with the provisions of this lease the Contracting Officer may, in accordance with the Failure in Performance clause of this lease, elect to reduce the rent payments.

11. 552.270-18 DEFAULT IN DELIVERY—TIME EXTENSIONS (SEP 1999) (VARIATION)

(a) With respect to Lessor's obligation to deliver the premises substantially complete by the delivery date, time is of the essence. If the Lessor fails to work diligently to ensure its substantial completion by the delivery date or fails to substantially complete the work by such date, the Government may by notice to the Lessor terminate this lease. Such termination is effective when received by Lessor. The Lessor and the Lessor's sureties, if any, are jointly and severally liable for any damages to the Government resulting from such termination, as provided in this clause. The Government shall be entitled to the following damages:

(1) The Government's aggregate rent and estimated real estate tax and operating cost adjustments for the firm term and all option terms of its replacement lease or leases,



in excess of the aggregate rent and estimated real estate tax and operating cost adjustments for the term. If the Government procures replacement premises for a term (including all option terms) in excess of this term, the Lessor is not liable for excess Government rent or adjustments during such excess lease term.

(2) All administrative and other costs the Government incurs in procuring a replacement lease or leases.

(3) Other, additional relief provided for in this lease, at law, or in equity.

(b) Damages to which the Government is entitled to under this clause are due and payable thirty (30) days following the date Lessor receives notice from the Contracting Officer specifying such damages.

(c) Delivery by Lessor of less than the minimum ANSI/BOMA Office Area square footage required by this lease shall in no event be construed as substantial completion, except as the Contracting Officer permits.

(d) The Government shall not terminate this lease under this clause nor charge the Lessor with damages under this clause, if (1) the delay in substantially completing the work arises from excusable delays and (2) the Lessor within 10 days from the beginning of any such delay (unless extended in writing by the Contracting Officer) provides notice to the Contracting Officer of the causes of delay. The Contracting Officer shall ascertain the facts and the extent of delay. If the facts warrant, the Contracting Officer shall extend the delivery date, to the extent of such delay at no additional costs to the Government. A time extension is the sole remedy of the Lessor.

12. 552.270-19 PROGRESSIVE OCCUPANCY (SEP 1999)

The Government shall have the right to elect to occupy the space in partial increments prior to the substantial completion of the entire leased premises, and the Lessor agrees to schedule its work so as to deliver the space incrementally as elected by the Government. The Government shall pay rent commencing with the first business day following substantial completion of the entire leased premise unless the Government has elected to occupy the leased premises incrementally. In case of incremental occupancy, the Government shall pay rent pro rata upon the first business day following substantial completion of each incremental unit. Rental payments shall become due on the first workday of the month following the month in which an increment of space is substantially complete, except that should an increment of space be substantially completed after the fifteenth day of the month, the payment due date will be the first workday of the second month following the month in which it was substantially complete. The commencement date of the firm lease term will be a composite determined from all rent commencement dates.

13. 552.270-21 EFFECT OF ACCEPTANCE AND OCCUPANCY (SEP 1999)

Neither the Government's acceptance of the premises for occupancy, nor the Government's occupancy thereof, shall be construed as a waiver of any requirement of or right of the Government under this Lease, or as otherwise prejudicing the Government with respect to any such requirement or right.

14. 552.270-6 MAINTENANCE OF BUILDING AND PREMISES—RIGHT OF ENTRY (SEP 1999) (VARIATION)

Except in case of damage arising out of the willful act or negligence of a Government employee, Lessor shall maintain the premises, including the building, building systems, and all equipment, fixtures, and appurtenances furnished by the Lessor under this lease, in good repair and condition so that they are suitable in appearance and capable of supplying such heat, air conditioning, light, ventilation, safety systems, access and other things to the premises, without reasonably preventable or recurring disruption, as is required for the Government's access to, occupancy, possession, use and enjoyment of the premises as provided in this lease. For the purpose of so maintaining the premises, the Lessor may at reasonable times enter the premises with the approval of the authorized Government representative in charge.

15. 552.270-10 FAILURE IN PERFORMANCE (SEP 1999)

The covenant to pay rent and the covenant to provide any service, utility, maintenance, or repair required under this lease are interdependent. In the event of any failure by the Lessor to provide

any service, utility, maintenance, repair or replacement required under this lease the Government may, by contract or otherwise, perform the requirement and deduct from any payment or payments under this lease, then or thereafter due, the resulting cost to the Government, including all administrative costs. If the Government elects to perform any such requirement, the Government and each of its contractors shall be entitled to access to any and all areas of the building, access to which is necessary to perform any such requirement, and the Lessor shall afford and facilitate such access. Alternatively, the Government may deduct from any payment under this lease, then or thereafter due, an amount which reflects the reduced value of the contract requirement not performed. No deduction from rent pursuant to this clause shall constitute a default by the Government under this lease. These remedies are not exclusive and are in addition to any other remedies which may be available under this lease or at law.

16. 552.270-22 DEFAULT BY LESSOR DURING THE TERM (SEP 1999)

(a) Each of the following shall constitute a default by Lessor under this lease:

(1) Failure to maintain, repair, operate or service the premises as and when specified in this lease, or failure to perform any other requirement of this lease as and when required provided any such failure shall remain uncured for a period of thirty (30) days next following Lessor's receipt of notice thereof from the Contracting Officer or an authorized representative.

(2) Repeated and unexcused failure by Lessor to comply with one or more requirements of this lease shall constitute a default notwithstanding that one or all such failures shall have been timely cured pursuant to this clause.

(b) If a default occurs, the Government may, by notice to Lessor, terminate this lease for default and if so terminated, the Government shall be entitled to the damages specified in the Default in Delivery-Time Extensions clause.

17. 552.270-7 FIRE AND CASUALTY DAMAGE (SEP 1999)

If the entire premises are destroyed by fire or other casualty, this lease will immediately terminate. In case of partial destruction or damage, so as to render the premises untenantable, as determined by the Government, the Government may terminate the lease by giving written notice to the Lessor within 15 calendar days of the fire or other casualty; if so terminated, no rent will accrue to the Lessor after such partial destruction or damage; and if not so terminated, the rent will be reduced proportionately by supplemental agreement hereto effective from the date of such partial destruction or damage. Nothing in this lease shall be construed as relieving Lessor from liability for damage to or destruction of property of the United States of America caused by the willful or negligent act or omission of Lessor.

18. 552.270-8 COMPLIANCE WITH APPLICABLE LAW (SEP 1999)

Lessor shall comply with all Federal, state and local laws applicable to the Lessor as owner or Lessor, or both, of the building or premises, including, without limitation, laws applicable to the construction, ownership, alteration or operation of both or either thereof, and will obtain all necessary permits, licenses and similar items at Lessor's expense. The Government will comply with all Federal, State and local laws applicable to and enforceable against it as a tenant under this lease; provided that nothing in this lease shall be construed as a waiver of any sovereign immunity of the Government. This lease shall be governed by Federal law.

19. 552.270-12 ALTERATIONS (SEP 1999)

The Government shall have the right during the existence of this lease to make alterations, attach fixtures, and erect structures or signs in or upon the premises hereby leased, which fixtures, additions or structures so placed in, on, upon, or attached to the said premises shall be and remain the property of the Government and may be removed or otherwise disposed of by the Government. If the lease contemplates that the Government is the sole occupant of the building, for purposes of this clause, the leased premises include the land on which the building is sited and the building itself. Otherwise, the Government shall have the right to tie into or make any physical connection with any structure located on the property as is reasonably necessary for appropriate utilization of the leased space.

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20. 552.270-29 ACCEPTANCE OF SPACE (SEP 1999) (VARIATION)

(a) When the Lessor has completed all alterations, improvements, and repairs necessary to meet the requirements of the lease, the Lessor shall notify the Contracting Officer. The Contracting Officer or designated representative shall promptly inspect the space.

(b) The Government will accept the space and the lease term will begin after determining that the space is substantially complete and contains the required ANSI/BOMA Office Area square footage as indicated in the paragraph of this solicitation entitled "Amount and Type of Space."

21. 552.270-9 INSPECTION—RIGHT OF ENTRY (SEP 1999)

(a) At any time and from time to time after receipt of an offer (until the same has been duly withdrawn or rejected), after acceptance thereof and during the term, the agents, employees and contractors of the Government may, upon reasonable prior notice to Offeror or Lessor, enter upon the offered premises or the premises, and all other areas of the building access to which is necessary to accomplish the purposes of entry, to determine the potential or actual compliance by the Offeror or Lessor with the requirements of the solicitation or this lease, which purposes shall include, but not be limited to:

(1) inspecting, sampling and analyzing of suspected asbestos-containing materials and air monitoring for asbestos fibers;
(2) inspecting the heating, ventilation and air conditioning system, maintenance records, and mechanical rooms for the offered premises or the premises;
(3) inspecting for any leaks, spills, or other potentially hazardous conditions which may involve tenant exposure to hazardous or toxic substances; and
(4) inspecting for any current or past hazardous waste operations, to ensure that appropriate mitigative actions were taken to alleviate any environmentally unsound activities in accordance with Federal, State and local law.

(b) Nothing in this clause shall be construed to create a Government duty to inspect for toxic materials or to impose a higher standard of care on the Government than on other lessees. The purpose of this clause is to promote the ease with which the Government may inspect the building. Nothing in this clause shall act to relieve the Lessor of any duty to inspect or liability which might arise as a result of Lessor's failure to inspect for or correct a hazardous condition.

22. 52.204-7 CENTRAL CONTRACTOR REGISTRATION (OCT 2003) (VARIATION)

(a) Definitions. As used in this clause—

"Central Contractor Registration (CCR) database" means the primary Government repository for Contractor information required for the conduct of business with the Government.

"Data Universal Numbering System (DUNS) number" means the 9-digit number assigned by Dun and Bradstreet, Inc. (D&B) to identify unique business entities.

"Data Universal Numbering System +4 (DUNS+4) number" means the DUNS number assigned by D&B plus a 4-character suffix that may be assigned by a business concern. (D&B has no affiliation with this 4-character suffix.) This 4-character suffix may be assigned at the discretion of the business concern to establish additional CCR records for identifying alternative Electronic Funds Transfer (EFT) accounts for the same parent concern.

"Offeror" means the owner of the property offered, not an individual or agent representing the owner.

"Registered in the CCR database" means that—

(1) The Contractor has entered all mandatory information, including the DUNS number or the DUNS+4 number, into the CCR database; and

(2) The Government has validated all mandatory data fields and has marked the record "Active."

(b) (1) By submission of an offer, the Offeror acknowledges the requirement that a prospective awardee must be registered with D&B and in the CCR database prior to

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award, during performance, and through final payment of any contract resulting from this solicitation.

(2) The Offeror shall enter in the appropriate block, on the GSA Form 3518, entitled Representations and Certifications, the legal entity's name and address, followed by the DUNS or DUNS +4 number that identifies the Offeror's name and address exactly as stated in the offer. The DUNS number will be used by the Contracting Officer to verify that the Offeror is registered in the CCR database.

(c) If the Offeror does not have a DUNS number, it should contact Dun and Bradstreet directly to obtain one.

(1) An Offeror may obtain a DUNS number—
(i) If located within the United States, by calling Dun and Bradstreet at 1-866-705-5711 or via the Internet at http://www.dnb.com; or
(ii) If located outside the United States, by contacting the local Dun and Bradstreet office.

(2) The Offeror should be prepared to provide the following information:
(i) Company legal business.
(ii) Tradestyle, doing business, or other name by which your entity is commonly recognized.
(iii) Company Physical Street Address, City, State, and ZIP Code.
(iv) Company Mailing Address, City, State and ZIP Code (if separate from physical).
(v) Company Telephone Number.
(vi) Date the company was started.
(vii) Number of employees at your location.
(viii) Chief executive officer/key manager.
(ix) Line of business (industry).
(x) Company Headquarters name and address (reporting relationship within your entity).

(d) If the Offeror does not become registered in the CCR database in the time prescribed by the Contracting Officer, the Contracting Officer will proceed to award to the next otherwise successful registered Offeror.

(e) Processing time, which normally takes 48 hours, should be taken into consideration when registering. Offerors who are not registered should consider applying for registration immediately upon receipt of this solicitation.

(f) The Contractor is responsible for the accuracy and completeness of the data within the CCR database, and for any liability resulting from the Government's reliance on inaccurate or incomplete data. To remain registered in the CCR database after the initial registration, the Contractor is required to review and update on an annual basis from the date of initial registration or subsequent updates its information in the CCR database to ensure it is current, accurate and complete. Updating information in the CCR does not alter the terms and conditions of this contract and is not a substitute for a properly executed contractual document.

(g) (1) (i) If a Contractor has legally changed its business name, "doing business as" name, or division name (whichever is shown on the contract), or has transferred the assets used in performing the contract, the Contractor shall comply with the requirements of Subpart 42.12 of the Federal Acquisition Regulations (FAR) and provide the responsible Contracting Officer a fully revised and initialed/signed GSA Form 3518, entitled Representations and Certifications, along with written notification of its intention to (A) change the name in the CCR database; and (B) provide the Contracting Officer with sufficient documentation to verify and confirm the legally changed name or change in ownership.
(ii) If the Contractor fails to comply with the requirements of paragraph (g)(1)(i) of this clause, or fails to perform the agreement at paragraph (g)(1)(i)(C) of this clause, and, in the absence of a properly executed novation or change-of-name agreement, the CCR information that shows the Contractor to be other than the Contractor indicated in the contract will be considered to be incorrect information within the meaning of the "Suspension of Payment" paragraph of the electronic funds transfer (EFT) clause of this contract.

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(2) The Contractor shall not change the name or address for EFT payments or manual payments, as appropriate, in the CCR record to reflect an assignee for the purpose of assignment of claims. Assignees shall be separately registered in the CCR database. Information provided to the Contractor's CCR record that indicates payments, including those made by EFT, to an ultimate recipient other than that Contractor will be considered to be incorrect information.

(h) Offerors and Contractors may obtain information on registration and annual confirmation requirements via the internet at http://www.ccr.gov or by calling 1-888-227-2423, or 269-961-5757.

23. 552.232-75 PROMPT PAYMENT (SEP 1999)

The Government will make payments under the terms and conditions specified in this clause. Payment shall be considered as being made on the day a check is dated or an electronic funds transfer is made. All days referred to in this clause are calendar days, unless otherwise specified.

(a) *Payment due date.*

(1) *Rental payments.* Rent shall be paid monthly in arrears and will be due on the first workday of each month, and only as provided for by the lease.

(i) When the date for commencement of rent falls on the 15th day of the month or earlier, the initial monthly rental payment under this contract shall become due on the first workday of the month following the month in which the commencement of the rent is effective.

(ii) When the date for commencement of rent falls after the 15th day of the month, the initial monthly rental payment under this contract shall become due on the first workday of the second month following the month in which the commencement of the rent is effective.

(2) *Other payments.* The due date for making payments other than rent shall be the later of the following two events:

(i) The 30th day after the designated billing office has received a proper invoice from the Contractor.

(ii) The 30th day after Government acceptance of the work or service. However, if the designated billing office fails to annotate the invoice with the actual date of receipt, the invoice payment due date shall be deemed to be the 30th day after the Contractor's invoice is dated, provided a proper invoice is received and there is no disagreement over quantity, quality, or Contractor compliance with contract requirements.

(b) *Invoice and inspection requirements for payments other than rent.*

(1) The Contractor shall prepare and submit an invoice to the designated billing office after completion of the work. A proper invoice shall include the following items:
(i) Name and address of the Contractor.
(ii) Invoice date.
(iii) Lease number.
(iv) Government's order number or other authorization.
(v) Description, price, and quantity of work or services delivered.
(vi) Name and address of Contractor official to whom payment is to be sent (must be the same as that in the remittance address in the lease or the order).
(vii) Name (where practicable), title, phone number, and mailing address of person to be notified in the event of a defective invoice.

(2) The Government will inspect and determine the acceptability of the work performed or services delivered within 7 days after the receipt of a proper invoice or notification of completion of the work or services unless a different period is specified at the time the order is placed. If actual acceptance occurs later, for the purpose of determining the payment due date and calculation of interest, acceptance will be deemed to occur on the last day of the 7-day inspection period. If the work or service is rejected for failure to conform to the technical requirements of the contract, the 7 days will be counted beginning with receipt of a new invoice or notification. In either case, the Contractor is not entitled to any payment or interest unless actual acceptance by the Government occurs.

(c) *Interest Penalty.*

(1) An interest penalty shall be paid automatically by the Government, without request from the Contractor, if payment is not made by the due date.

(2) The interest penalty shall be at the rate established by the Secretary of the Treasury under Section 12 of the Contract Disputes Act of 1978 (41 U.S.C. 611) that is in effect on the day after the due date. This rate is referred to as the "Renegotiation Board Interest Rate," and it is published in the *Federal Register* semiannually on or about January 1 and July 1. The interest penalty shall accrue daily on the payment amount approved by the Government and be compounded in 30-day increments inclusive from the first day after the due date through the payment date.

(3) Interest penalties will not continue to accrue after the filing of a claim for such penalties under the clause at 52.233-1, Disputes, or for more than 1 year. Interest penalties of less than $1.00 need not be paid.

(4) Interest penalties are not required on payment delays due to disagreement between the Government and Contractor over the payment amount or other issues involving contract compliance or on amounts temporarily withheld or retained in accordance with the terms of the contract. Claims involving disputes, and any interest that may be payable, will be resolved in accordance with the clause at 52.233-1, Disputes.

24. 552.232-76 ELECTRONIC FUNDS TRANSFER PAYMENT (MAR 2000) (VARIATION)

(a) The Government will make payments under this lease by electronic funds transfer (EFT). The Lessor must, no later than 30 days before the first payment:

(1) Designate a financial institution for receipt of EFT payments.

(2) Submit this designation to the Contracting Officer or other Government official, as directed.

(b) The Lessor must provide the following information:

(1) The American Bankers Association 9-digit identifying number for Automated Clearing House (ACH) transfers of the financing institution receiving payment if the institution has access to the Federal Reserve Communications System.

(2) Number of account to which funds are to be deposited.

(3) Type of depositor account ("C" for checking, "S" for savings).

(4) If the Lessor is a new enrollee to the EFT system, the Lessor must complete and submit Form SF 3881, ACH Vendor/Miscellaneous Payment Enrollment Form, before payment can be processed.

(c) If the Lessor, during the performance of this contract, elects to designate a different financial institution for the receipt of any payment, the appropriate Government official must receive notice of such change and the required information specified above no later than 30 days before the date such change is to become effective.

(d) The documents furnishing the information required in this clause must be dated and contain the:

(1) Signature, title, and telephone number of the Lessor or the Lessor's authorized representative.

(2) Lessor's name.

(3) Lease number.

(e) Lessor's failure to properly designate a financial institution or to provide appropriate payee bank account information may delay payments of amounts otherwise properly due.

25. 552.232-70 INVOICE REQUIREMENTS (SEP 1999) (VARIATION)

(This clause is applicable to payments other than rent.)

(a) Invoices shall be submitted in an original only, unless otherwise specified, to the designated billing office specified in this contract or order.

(b) Invoices must include the Accounting Control Transaction (ACT) number provided below or on the order.

ACT Number (to be supplied on individual orders)

(c) If information or documentation in addition to that required by the Prompt Payment clause of this contract is required in connection with an invoice for a particular order, the order will indicate what information or documentation must be submitted.

26. 52.232-23 ASSIGNMENT OF CLAIMS (JAN 1986)

(Applicable to leases over $2,500.)

(a) The Contractor, under the Assignment of Claims Act, as amended, 31 U.S.C. 3727, 41 U.S.C. 15 (hereafter referred to as "the Act"), may assign its rights to be paid amounts due or to become due as a result of the performance of this contract to a bank, trust company, or other financing institution, including any Federal lending agency. The assignee under such an assignment may thereafter further assign or reassign its right under the original assignment to any type of financing institution described in the preceding sentence.

(b) Any assignment or reassignment authorized under the Act and this clause shall cover all unpaid amounts payable under this contract, and shall not be made to more than one party, except that an assignment or reassignment may be made to one party as agent or trustee for two or more parties participating in the financing of this contract.

(c) The Contractor shall not furnish or disclose to any assignee under this contract any classified document (including this contract) or information related to work under this contract until the Contracting Officer authorizes such action in writing.

27. 552.270-20 PAYMENT (SEP 1999) (VARIATION)

(a) When space is offered and accepted, the ANSI/BOMA Office Area square footage delivered will be confirmed by:

(1) the Government's measurement of plans submitted by the successful Offeror as approved by the Government, and an inspection of the space to verify that the delivered space is in conformance with such plans or

(2) a mutual on-site measurement of the space, if the Contracting Officer determines that it is necessary.

(b) Payment will not be made for space which is in excess of the amount of ANSI/BOMA Office Area square footage stated in the lease.

(c) If it is determined that the amount of ANSI/BOMA Office Area square footage actually delivered is less than the amount agreed to in the lease, the lease will be modified to reflect the amount of Usable space delivered and the annual rental will be adjusted as follows:

Usable square feet not delivered multiplied by the ANSI/BOMA Office Area square foot (USF) rate equals the reduction in annual rent. The rate per USF is determined by dividing the total annual rental by the Usable square footage set forth in the lease.

USF Not Delivered X Rate per USF = Reduction in Annual Rent.

28. 552.203-5 COVENANT AGAINST CONTINGENT FEES (FEB 1990)

(Applicable to leases over $100,000.)

(a) The Contractor warrants that no person or agency has been employed or retained to solicit or obtain this contract upon an agreement or understanding for a contingent fee, except a bona fide employee or agency. For breach or violation of this warranty, the Government shall have the right to annul this contract without liability or, in its discretion, to deduct from

the contract price or consideration, or otherwise recover the full amount of the contingent fee.

(b) "Bona fide agency," as used in this clause, means an established commercial or selling agency (including licensed real estate agents or brokers), maintained by a Contractor for the purpose of securing business, that neither exerts nor proposes to exert improper influence to solicit or obtain Government contracts nor holds itself out as being able to obtain any Government contract or contracts through improper influence.

"Bona fide employee," as used in this clause, means a person, employed by a Contractor and subject to the Contractor's supervision and control as to time, place, and manner of performance, who neither exerts nor proposes to exert improper influence to solicit or obtain Government contracts nor holds out as being able to obtain any Government contract or contracts through improper influence.

"Contingent fee," as used in this clause, means any commission, percentage, brokerage, or other fee that is contingent upon the success that a person or concern has in securing a Government contract.

"Improper influence," as used in this clause, means any influence that induces or tends to induce a Government employee or officer to give consideration or to act regarding a Government contract on any basis other than the merits of the matter.

29. 52.203-7 ANTI-KICKBACK PROCEDURES (JUL 1995)

(Applicable to leases over $100,000 average net annual rental, including option periods.)

(a) *Definitions.*

"Kickback," as used in this clause, means any money, fee, commission, credit, gift, gratuity, thing of value, or compensation of any kind which is provided, directly or indirectly, to any prime Contractor, prime Contractor employee, subcontractor, or subcontractor employee for the purpose of improperly obtaining or rewarding favorable treatment in connection with a prime contract or in connection with a subcontract relating to a prime contract.

"Person," as used in this clause, means a corporation, partnership, business association of any kind, trust, joint-stock company, or individual.

"Prime contract," as used in this clause, means a contract or contractual action entered into by the United States for the purpose of obtaining supplies, materials, equipment, or services of any kind.

"Prime Contractor," as used in this clause, means a person who has entered into a prime contract with the United States.

"Prime Contractor employee," as used in this clause, means any officer, partner, employee, or agent of a prime Contractor.

"Subcontract," as used in this clause, means a contract or contractual action entered into by a prime Contractor or subcontractor for the purpose of obtaining supplies, materials, equipment, or services of any kind under a prime contract.

"Subcontractor," as used in this clause, (1) means any person, other than the prime Contractor, who offers to furnish or furnishes any supplies, materials, equipment, or services of any kind under a prime contract or a subcontract entered into in connection with such prime contract, and (2) includes any person who offers to furnish or furnishes general supplies to the prime Contractor or a higher tier subcontractor.

"Subcontractor employee," as used in this clause, means any officer, partner, employee, or agent of a subcontractor.

(b) The Anti-Kickback Act of 1986 (41 U.S.C. 51-58) (the Act), prohibits any person from—

(1) Providing or attempting to provide or offering to provide any kickback;

(2) Soliciting, accepting, or attempting to accept any kickback; or

(3) Including, directly or indirectly, the amount of any kickback in the contract price

charged by a prime Contractor to the United States or in the contract price charged by a subcontractor to a prime Contractor or higher tier subcontractor.

(c) (1) The Contractor shall have in place and follow reasonable procedures designed to prevent and detect possible violations described in paragraph (b) of this clause in its own operations and direct business relationships.

(2) When the Contractor has reasonable grounds to believe that a violation described in paragraph (b) of this clause may have occurred, the Contractor shall promptly report in writing the possible violation. Such reports shall be made to the inspector general of the contracting agency, the head of the contracting agency if the agency does not have an inspector general, or the Department of Justice.

(3) The Contractor shall cooperate fully with any Federal agency investigating a possible violation described in paragraph (b) of this clause.

(4) The Contracting Officer may (i) offset the amount of the kickback against any monies owed by the United States under the prime contract and/or (ii) direct that the Prime Contractor withhold from sums owed a subcontractor under the prime contract, the amount of the kickback. The Contracting Officer may order that monies withheld under subdivision (c)(4)(ii) of this clause be paid over to the Government unless the Government has already offset those monies under subdivision (c)(4)(i) of this clause. In either case, the Prime Contractor shall notify the Contracting Officer when the monies are withheld.

(5) The Contractor agrees to incorporate the substance of this clause, including paragraph (c)(5) but excepting paragraph (c)(1), in all subcontracts under this contract which exceed $100,000.

30. 52.223-6 DRUG-FREE WORKPLACE (MAY 2001)

(a) *Definitions*. As used in this clause—

"Controlled substance" means a controlled substance in schedules I through V of section 202 of the Controlled Substances Act (21 U.S.C. 812) and as further defined in regulation at 21 CFR 1308.11 - 1308.15.

"Conviction" means a finding of guilt (including a plea of *nolo contendere*) or imposition of sentence, or both, by any judicial body charged with the responsibility to determine violations of the Federal or State criminal drug statutes.

"Criminal drug statute" means a Federal or non-Federal criminal statute involving the manufacture, distribution, dispensing, possession, or use of any controlled substance.

"Drug-free workplace" means the site(s) for the performance of work done by the Contractor in connection with a specific contract where employees of the Contractor are prohibited from engaging in the unlawful manufacture, distribution, dispensing, possession, or use of a controlled substance.

"Employee" means an employee of a Contractor directly engaged in the performance of work under a Government contract. "Directly engaged" is defined to include all direct cost employees and any other Contractor employee who has other than a minimal impact or involvement in contract performance.

"Individual" means an Offeror/Contractor that has no more than one employee including the Offeror/Contractor.

(b) The Contractor, if other than an individual, shall—within 30 days after award (unless a longer period is agreed to in writing for contracts of 30 days or more performance duration), or as soon as possible for contracts of less than 30 days performance duration—

(1) Publish a statement notifying its employees that the unlawful manufacture, distribution, dispensing, possession, or use of a controlled substance is prohibited in the Contractor's workplace and specifying the actions that will be taken against employees for violations of such prohibition;

(2) Establish an ongoing drug-free awareness program to inform such employees about—
  (i) The dangers of drug abuse in the workplace;
  (ii) The Contractor's policy of maintaining a drug-free workplace;
  (iii) Any available drug counseling, rehabilitation, and employee assistance programs; and
  (iv) The penalties that may be imposed upon employees for drug abuse violations occurring in the workplace;

(3) Provide all employees engaged in performance of the contract with a copy of the statement required by paragraph (b)(1) of this clause;

(4) Notify such employees in writing in the statement required by paragraph (b)(1) of this clause that, as a condition of continued employment on this contract, the employee will—
  (i) Abide by the terms of the statement; and
  (ii) Notify the employer in writing of the employee's conviction under a criminal drug statute for a violation occurring in the workplace no later than 5 days after such conviction;

(5) Notify the Contracting Officer in writing within 10 days after receiving notice under subdivision (b)(4)(ii) of this clause, from an employee or otherwise receiving actual notice of such conviction. The notice shall include the position title of the employee;

(6) Within 30 days after receiving notice under subdivision (b)(4)(ii) of this clause of a conviction, take one of the following actions with respect to any employee who is convicted of a drug abuse violation occurring in the workplace:
  (i) Taking appropriate personnel action against such employee, up to and including termination; or
  (ii) Require such employee to satisfactorily participate in a drug abuse assistance or rehabilitation program approved for such purposes by a Federal, State, or local health, law enforcement, or other appropriate agency; and

(7) Make a good faith effort to maintain a drug-free workplace through implementation of paragraphs (b)(1) through (b)(6) of this clause.

(c) The Contractor, if an individual, agrees by award of the contract or acceptance of a purchase order, not to engage in the unlawful manufacture, distribution, dispensing, possession, or use of a controlled substance while performing this contract.

(d) In addition to other remedies available to the Government, the Contractor's failure to comply with the requirements of paragraph (b) or (c) of this clause may, pursuant to FAR 23.506, render the Contractor subject to suspension of contract payments, termination of the contract or default, and suspension or debarment.

31. 552.203-70 PRICE ADJUSTMENT FOR ILLEGAL OR IMPROPER ACTIVITY (SEP 1999)

(Applicable to leases over $100,000.)

(a) If the head of the contracting activity (HCA) or his or her designee determines that there was a violation of subsection 27(a) of the Office of Federal Procurement Policy Act, as amended (41 U.S.C. 423), as implemented in the Federal Acquisition Regulation, the Government, at its election, may—

  (1) Reduce the monthly rental under this lease by 5 percent of the amount of the rental for each month of the remaining term of the lease, including any option periods, and recover 5 percent of the rental already paid;

  (2) Reduce payments for alterations not included in monthly rental payments by 5 percent of the amount of the alterations agreement; or

  (3) Reduce the payments for violations by a Lessor's subcontractor by an amount not to exceed the amount of profit or fee reflected in the subcontract at the time the subcontract was placed.

(b) Prior to making a determination as set forth above, the HCA or designee shall provide to the Lessor a written notice of the action being considered and the basis therefor. The Lessor shall have a period determined by the agency head or designee, but not less than

30 calendar days after receipt of such notice, to submit in person, in writing, or through a representative, information and argument in opposition to the proposed reduction. The agency head or designee may, upon good cause shown, determine to deduct less than the above amounts from payments.

(c) The rights and remedies of the Government specified herein are not exclusive, and are in addition to any other rights and remedies provided by law or under this lease.

32. 52.215-10 PRICE REDUCTION FOR DEFECTIVE COST OR PRICING DATA (OCT 1997)

(Applicable when cost or pricing data are required for work or services over $500,000.)

(a) If any price, including profit or fee, negotiated in connection with this contract, or any cost reimbursable under this contract, was increased by any significant amount because—

(1) The Contractor or a subcontractor furnished cost or pricing data that were not complete, accurate, and current as certified in its Certificate of Current Cost or Pricing Data;

(2) A subcontractor or prospective subcontractor furnished the Contractor cost or pricing data that were not complete, accurate, and current as certified in the Contractor's Certificate of Current Cost or Pricing Data; or

(3) Any of these parties furnished data of any description that were not accurate, the price or cost shall be reduced accordingly and the contract shall be modified to reflect the reduction.

(b) Any reduction in the contract price under paragraph (a) of this clause due to defective data from a prospective subcontractor that was not subsequently awarded the subcontract shall be limited to the amount, plus applicable overhead and profit markup, by which—
(1) The actual subcontract or
(2) The actual cost to the Contractor, if there was no subcontract, was less than the prospective subcontract cost estimate submitted by the Contractor; *provided*, that the actual subcontract price was not itself affected by defective cost or pricing data.

(c) (1) If the Contracting Officer determines under paragraph (a) of this clause that a price or cost reduction should be made, the Contractor agrees not to raise the following matters as a defense:
(i) The Contractor or subcontractor was a sole source supplier or otherwise was in a superior bargaining position and thus the price of the contract would not have been modified even if accurate, complete, and current cost or pricing data had been submitted.
(ii) The Contracting Officer should have known that the cost or pricing data in issue were defective even though the Contractor or subcontractor took no affirmative action to bring the character of the data to the attention of the Contracting Officer.
(iii) The contract was based on an agreement about the total cost of the contract and there was no agreement about the cost of each item procured under the contract.
(iv) The Contractor or subcontractor did not submit a Certificate of Current Cost or Pricing Data.

(2) (i) Except as prohibited by subdivision (c)(2)(ii) of this clause, an offset in an amount determined appropriate by the Contracting Officer based upon the facts shall be allowed against the amount of a contract price reduction if—
(A) The Contractor certifies to the Contracting Officer that, to the best of the Contractor's knowledge and belief, the Contractor is entitled to the offset in the amount requested; and
(B) The Contractor proves that the cost or pricing data were available before the "as of" date specified on its Certificate of Current Cost or Pricing Data, and that the data were not submitted before such date.
(ii) An offset shall not be allowed if—
(A) The understated data were known by the Contractor to be understated before the "as of" date specified on its Certificate of Current Cost or Pricing Data; or
(B) The Government proves that the facts demonstrate that the contract price would not have increased in the amount to be offset even if the

available data had been submitted before the "as of" date specified on its Certificate of Current Cost or Pricing Data.

(d) If any reduction in the contract price under this clause reduces the price of items for which payment was made prior to the date of the modification reflecting the price reduction, the Contractor shall be liable to and shall pay the United States at the time such overpayment is repaid—

(1) Simple interest on the amount of such overpayment to be computed from the date(s) of overpayment to the Contractor to the date the Government is repaid by the Contractor at the applicable underpayment rate effective for each quarter prescribed by the Secretary of the Treasury under 26 U.S.C. 6621(a)(2); and

(2) A penalty equal to the amount of the overpayment, if the Contractor or subcontractor knowingly submitted cost or pricing data that were incomplete, inaccurate, or noncurrent.

33. 552.270-13 PROPOSALS FOR ADJUSTMENT (SEP 1999)

(a) The Contracting Officer may, from time to time during the term of this lease, require changes to be made in the work or services to be performed and in the terms or conditions of this lease. Such changes will be required under the Changes clause.

(b) If the Contracting Officer makes a change within the general scope of the lease, the Lessor shall submit, in a timely manner, an itemized cost proposal for the work to be accomplished or services to be performed when the cost exceeds $100,000. The proposal, including all subcontractor work, will contain at least the following detail—

(1) Material quantities and unit costs;

(2) Labor costs (identified with specific item or material to be placed or operation to be performed;

(3) Equipment costs;

(4) Worker's compensation and public liability insurance;

(5) Overhead;

(6) Profit; and

(7) Employment taxes under FICA and FUTA.

(c) The following Federal Acquisition Regulation (FAR) provisions also apply to all proposals exceeding $500,000 in cost—

(1) The Lessor shall provide cost or pricing data including subcontractor cost or pricing data (48 CFR 15.403-4) and

(2) The Lessor's representative, all Contractors, and subcontractors whose portion of the work exceeds $500,000 must sign and return the "Certificate of Current Cost or Pricing Data" (48 CFR 15.406-2).

(d) Lessors shall also refer to 48 CFR Part 31, Contract Cost Principles, for information on which costs are allowable, reasonable, and allocable in Government work.

34. 552.270-14 CHANGES (SEP 1999) (VARIATION)

(a) The Contracting Officer may at any time, by written order, make changes within the general scope of this lease in any one or more of the following:

(1) Specifications (including drawings and designs);

(2) Work or services;

(3) Facilities or space layout; or

(4) Amount of space, provided the Lessor consents to the change.

(b) If any such change causes an increase or decrease in Lessor's cost of or the time required for performance under this lease, whether or not changed by the order, the Contracting Officer shall modify this lease to provide for one or more of the following:

(1) A modification of the delivery date;

(2) An equitable adjustment in the rental rate;

(3) A lump sum equitable adjustment; or

(4) An equitable adjustment of the annual operating costs per ANSI/BOMA Office Area square foot specified in this lease.

(c) The Lessor shall assert its right to an adjustment under this clause within 30 days from the date of receipt of the change order and shall submit a proposal for adjustment. Failure to agree to any adjustment shall be a dispute under the Disputes clause. However, nothing in this clause shall excuse the Lessor from proceeding with the change as directed.

(d) Absent such written change order, the Government shall not be liable to Lessor under this clause.

35. 552.215-70 EXAMINATION OF RECORDS BY GSA (FEB 1996)

The Contractor agrees that the Administrator of General Services or any duly authorized representative shall, until the expiration of 3 years after final payment under this contract, or of the time periods for the particular records specified in Subpart 4.7 of the Federal Acquisition Regulation (48 CFR 4.7), whichever expires earlier, have access to and the right to examine any books, documents, papers, and records of the Contractor involving transactions related to this contract or compliance with any clauses thereunder. The Contractor further agrees to include in all its subcontracts hereunder a provision to the effect that the subcontractor agrees that the Administrator of General Services or any duly authorized representatives shall, until the expiration of 3 years after final payment under the subcontract, or of the time periods for the particular records specified in Subpart 4.7 of the Federal Acquisition Regulation (48 CFR 4.7), whichever expires earlier, have access to and the right to examine any books, documents, papers, and records of such subcontractor involving transactions related to the subcontract or compliance with any clauses thereunder. The term "subcontract" as used in this clause excludes (a) purchase orders not exceeding $100,000 and (b) subcontracts or purchase orders for public utility services at rates established for uniform applicability to the general public.

36. 52.215-2 AUDIT AND RECORDS—NEGOTIATION (JUN 1999)

(a) As used in this clause, "records" includes books, documents, accounting procedures and practices, and other data, regardless of type and regardless of whether such items are in written form, in the form of computer data, or in any other form.

(b) *Examination of costs.* If this is a cost-reimbursement, incentive, time-and-materials, labor-hour, or price redeterminable contract, or any combination of these, the Contractor shall maintain and the Contracting Officer, or an authorized representative of the Contracting Officer, shall have the right to examine and audit all records and other evidence sufficient to reflect properly all costs claimed to have been incurred or anticipated to be incurred directly or indirectly in performance of this contract. This right of examination shall include inspection at all reasonable times of the Contractor's plants, or parts of them, engaged in performing the contract.

(c) *Cost or pricing data.* If the Contractor has been required to submit cost or pricing data in connection with any pricing action relating to this contract, the Contracting Officer, or an authorized representative of the Contracting Officer, in order to evaluate the accuracy, completeness, and currency of the cost or pricing data, shall have the right to examine and audit all of the Contractor's records, including computations and projections, related to—

(1) The proposal for the contract, subcontract, or modification;

(2) The discussions conducted on the proposal(s), including those related to negotiating;

(3) Pricing of the contract, subcontract, or modification; or

(4) Performance of the contract, subcontract or modification.

(d) *Comptroller General.*

(1) The Comptroller General of the United States, or an authorized representative, shall have access to and the right to examine any of the Contractor's directly pertinent records involving transactions related to this contract or a subcontract hereunder.

(2) This paragraph may not be construed to require the Contractor or subcontractor to create or maintain any record that the Contractor or subcontractor does not maintain in the ordinary course of business or pursuant to a provision of law.

(e) *Reports.* If the Contractor is required to furnish cost, funding, or performance reports, the Contracting Officer or an authorized representative of the Contracting Officer shall have the right to examine and audit the supporting records and materials, for the purpose of evaluating—

(1) The effectiveness of the Contractor's policies and procedures to produce data compatible with the objectives of these reports; and

(2) The data reported.

(f) *Availability.* The Contractor shall make available at its office at all reasonable times the records, materials, and other evidence described in paragraphs (a), (b), (c), (d), and (e) of this clause, for examination, audit, or reproduction, until 3 years after final payment under this contract or for any shorter period specified in Subpart 4.7, Contractor Records Retention, of the Federal Acquisition Regulation (FAR), or for any longer period required by statute or by other clauses of this contract. In addition—

(1) If this contract is completely or partially terminated, the Contractor shall make available the records relating to the work terminated until 3 years after any resulting final termination settlement; and

(2) The Contractor shall make available records relating to appeals under the Disputes clause or to litigation or the settlement of claims arising under or relating to this contract until such appeals, litigation, or claims are finally resolved.

(g) The Contractor shall insert a clause containing all the terms of this clause, including this paragraph (g), in all subcontracts under this contract that exceed the simplified acquisition threshold, and—

(1) That are cost-reimbursement, incentive, time-and-materials, labor-hour, or price-redeterminable type or any combination of these;

(2) For which cost or pricing data are required; or

(3) That require the subcontractor to furnish reports as discussed in paragraph (e) of this clause.

The clause may be altered only as necessary to identify properly the contracting parties and the Contracting Officer under the Government prime contract.

37. 52.233-1 DISPUTES (JUL 2002)

(a) This contract is subject to the Contract Disputes Act of 1978, as amended (41 U.S.C. 601-613).

(b) Except as provided in the Act, all disputes arising under or relating to this contract shall be resolved under this clause.

(c) "Claim," as used in this clause, means a written demand or written assertion by one of the contracting parties seeking, as a matter of right, the payment of money in a sum certain, the adjustment or interpretation of contract terms, or other relief arising under or relating to this contract. However, a written demand or written assertion by the Contractor seeking the payment of money exceeding $100,000 is not a claim under the Act until certified. A voucher, invoice, or other routine request for payment that is not in dispute when submitted

is not a claim under the Act. The submission may be converted to a claim under the Act, by complying with the submission and certification requirements of this clause, if it is disputed either as to liability or amount or is not acted upon in a reasonable time.

(d) (1) A claim by the Contractor shall be made in writing and, unless otherwise stated in this contract, submitted within 6 years after accrual of the claim to the Contracting Officer for a written decision. A claim by the Government against the Contractor shall be subject to a written decision by the Contracting Officer.

(2) (i) The Contractor shall provide the certification specified in paragraph (d)(2)(iii) of this clause when submitting any claim exceeding $100,000.
(ii) The certification requirement does not apply to issues in controversy that have not been submitted as all or part of a claim.
(iii) The certification shall state as follows: "I certify that the claim is made in good faith; that the supporting data are accurate and complete to the best of my knowledge and belief; that the amount requested accurately reflects the contract adjustment for which the Contractor believes the Government is liable; and that I am duly authorized to certify the claim on behalf of the Contractor."

(3) The certification may be executed by any person duly authorized to bind the Contractor with respect to the claim.

(e) For Contractor claims of $100,000 or less, the Contracting Officer must, if requested in writing by the Contractor, render a decision within 60 days of the request. For Contractor-certified claims over $100,000, the Contracting Officer must, within 60 days, decide the claim or notify the Contractor of the date by which the decision will be made.

(f) The Contracting Officer's decision shall be final unless the Contractor appeals or files a suit as provided in the Act.

(g) If the claim by the Contractor is submitted to the Contracting Officer or a claim by the Government is presented to the Contractor, the parties, by mutual consent, may agree to use alternative dispute resolution (ADR). If the Contractor refuses an offer for ADR, the Contractor shall inform the Contracting Officer, in writing, of the Contractor's specific reasons for rejecting the offer.

(h) The Government shall pay interest on the amount found due and unpaid from (1) the date that the Contracting Officer receives the claim (certified, if required); or (2) the date that payment otherwise would be due, if that date is later, until the date of payment. With regard to claims having defective certifications, as defined in FAR 33.201, interest shall be paid from the date that the Contracting Officer initially receives the claim. Simple interest on claims shall be paid at the rate, fixed by the Secretary of the Treasury as provided in the Act, which is applicable to the period during which the Contracting Officer receives the claim and then at the rate applicable for each 6-month period as fixed by the Treasury Secretary during the pendency of the claim.

(i) The Contractor shall proceed diligently with performance of this contract, pending final resolution of any request for relief, claim, appeal, or action arising under the contract, and comply with any decision of the Contracting Officer.

38. 52.222-26 EQUAL OPPORTUNITY (APR 2002)

(Applicable to leases over $10,000.)

(a) *Definition.* "United States," as used in this clause, means the 50 States, the District of Columbia, Puerto Rico, the Northern Mariana Islands, American Samoa, Guam, the U.S. Virgin Islands, and Wake Island.

(b) If, during any 12-month period (including the 12 months preceding the award of this contract), the Contractor has been or is awarded nonexempt Federal contracts and/or subcontracts that have an aggregate value in excess of $10,000, the Contractor shall comply with paragraphs (b)(1) through (b)(11) of this clause, except for work performed outside the United States by employees who were not recruited within the United States. Upon request, the Contractor shall provide information necessary to determine the applicability of this clause.

(1) The Contractor shall not discriminate against any employee or applicant for employment because of race, color, religion, sex, or national origin. However, it shall

not be a violation of this clause for the Contractor to extend a publicly announced preference in employment to Indians living on or near an Indian reservation, in connection with employment opportunities on or near an Indian reservation, as permitted by 41 CFR 60-1.5.

(2) The Contractor shall take affirmative action to ensure that applicants are employed, and that employees are treated during employment, without regard to their race, color, religion, sex, or national origin. This shall include, but not be limited to—
- (i) Employment;
- (ii) Upgrading;
- (iii) Demotion;
- (iv) Transfer;
- (v) Recruitment or recruitment advertising;
- (vi) Layoff or termination;
- (vii) Rates of pay or other forms of compensation; and
- (viii) Selection for training, including apprenticeship.

(3) The Contractor shall post in conspicuous places available to employees and applicants for employment the notices to be provided by the Contracting Officer that explain this clause.

(4) The Contractor shall, in all solicitations or advertisements for employees placed by or on behalf of the Contractor, state that all qualified applicants will receive consideration for employment without regard to race, color, religion, sex, or national origin.

(5) The Contractor shall send, to each labor union or representative of workers with which it has a collective bargaining agreement or other contract or understanding, the notice to be provided by the Contracting Officer advising the labor union or workers' representative of the Contractor's commitments under this clause, and post copies of the notice in conspicuous places available to employees and applicants for employment.

(6) The Contractor shall comply with Executive Order 11246, as amended, and the rules, regulations, and orders of the Secretary of Labor.

(7) The Contractor shall furnish to the contracting agency all information required by Executive Order 11246, as amended, and by the rules, regulations, and orders of the Secretary of Labor. The Contractor shall also file Standard Form 100, (EEO-1), or any successor form, as prescribed in 41 CFR part 60-1. Unless the Contractor has filed within the 12 months preceding the date of contract award, the Contractor shall, within 30 days after contract award, apply to either the regional Office of Federal Contract Compliance Programs (OFCCP) or the local office of the Equal Employment Opportunity Commission for the necessary forms.

(8) The Contractor shall permit access to its premises, during normal business hours, by the contracting agency or the OFCCP for the purpose of conducting on-site compliance evaluations and complaint investigations. The Contractor shall permit the Government to inspect and copy any books, accounts, records (including computerized records), and other material that may be relevant to the matter under investigation and pertinent to compliance with Executive Order 11246, as amended, and rules and regulations that implement the Executive Order.

(9) If the OFCCP determines that the Contractor is not in compliance with this clause or any rule, regulation, or order of the Secretary of Labor, this contract may be canceled, terminated, or suspended in whole or in part and the Contractor may be declared ineligible for further Government contracts, under the procedures authorized in Executive Order 11246, as amended. In addition, sanctions may be imposed and remedies invoked against the Contractor as provided in Executive Order 11246, as amended; in the rules, regulations, and orders of the Secretary of Labor; or as otherwise provided by law.

(10) The Contractor shall include the terms and conditions of paragraphs (b)(1) through (11) of this clause in every subcontract or purchase order that is not exempted by the rules, regulations, or orders of the Secretary of Labor issued under Executive Order 11246, as amended, so that these terms and conditions will be binding upon each subcontractor or vendor.

(11) The Contractor shall take such action with respect to any subcontract or purchase

order as the Contracting Officer may direct as a means of enforcing these terms and conditions, including sanctions for noncompliance, provided, that if the Contractor becomes involved in, or is threatened with, litigation with a subcontractor or vendor as a result of any direction, the Contractor may request the United States to enter into the litigation to protect the interests of the United States.

(c) Notwithstanding any other clause in this contract, disputes relative to this clause will be governed by the procedures in 41 CFR 60-1.1.

39. 52.222-24 PREAWARD ON-SITE EQUAL OPPORTUNITY COMPLIANCE EVALUATION (FEB 1999)

(Applicable to leases over $10,000,000.)

If a contract in the amount of $10 million or more will result from this solicitation, the prospective Contractor and its known first-tier subcontractors with anticipated subcontracts of $10 million or more shall be subject to a preaward compliance evaluation by the Office of Federal Contract Compliance Programs (OFCCP), unless, within the preceding 24 months, OFCCP has conducted an evaluation and found the prospective Contractor and subcontractors to be in compliance with Executive Order 11246.

40. 52.222-21 PROHIBITION OF SEGREGATED FACILITIES (FEB 1999)

(Applicable to leases over $10,000.)

(a) "Segregated facilities," as used in this clause, means any waiting rooms, work areas, rest rooms and wash rooms, restaurants and other eating areas, time clocks, locker rooms and other storage or dressing areas, parking lots, drinking fountains, recreation or entertainment areas, transportation, and housing facilities provided for employees, that are segregated by explicit directive or are in fact segregated on the basis of race, color, religion, sex, or national origin because of written or oral policies or employee custom. The term does not include separate or single-user rest rooms or necessary dressing or sleeping areas provided to assure privacy between the sexes.

(b) The Contractor agrees that it does not and will not maintain or provide for its employees any segregated facilities at any of its establishments, and that it does not and will not permit its employees to perform their services at any location under its control where segregated facilities are maintained. The Contractor agrees that a breach of this clause is a violation of the Equal Opportunity clause in this contract.

(c) The Contractor shall include this clause in every subcontract and purchase order that is subject to the Equal Opportunity clause of this contract.

41. 52.222-35 EQUAL OPPORTUNITY FOR SPECIAL DISABLED VETERANS, VETERANS OF THE VIETNAM ERA, AND OTHER ELIGIBLE VETERANS (DEC 2001)

(Applicable to leases over $25,000.)

(a) *Definitions*. As used in this clause—

"All employment openings" means all positions except executive and top management, those positions that will be filled from within the Contractor's organization, and positions lasting 3 days or less. This term includes full-time employment, temporary employment of more than 3 days duration, and part-time employment.

"Executive and top management" means any employee—

(1) Whose primary duty consists of the management of the enterprise in which the individual is employed or of a customarily recognized department or subdivision thereof;

(2) Who customarily and regularly directs the work of two or more other employees;

(3) Who has the authority to hire or fire other employees or whose suggestions and recommendations as to the hiring or firing and as to the advancement and promotion or any other change of status of other employees will be given particular weight;

(4) Who customarily and regularly exercises discretionary powers; and

(5) Who does not devote more than 20 percent or, in the case of an employee of a retail or service establishment, who does not devote more than 40 percent of total hours of work in the work week to activities that are not directly and closely related to the performance of the work described in paragraphs (1) through (4) of this definition. This paragraph (5) does not apply in the case of an employee who is in sole charge of an establishment or a physically separated branch establishment, or who owns at least a 20 percent interest in the enterprise in which the individual is employed.

"Other eligible veteran" means any other veteran who served on active duty during a war or in a campaign or expedition for which a campaign badge has been authorized.

"Positions that will be filled from within the Contractor's organization" means employment openings for which the Contractor will give no consideration to persons outside the Contractor's organization (including any affiliates, subsidiaries, and parent companies) and includes any openings the Contractor proposes to fill from regularly established "recall" lists. The exception does not apply to a particular opening once an employer decides to consider applicants outside of its organization.

"Qualified special disabled veteran" means a special disabled veteran who satisfies the requisite skill, experience, education, and other job-related requirements of the employment position such veteran holds or desires, and who, with or without reasonable accommodation, can perform the essential functions of such position.

"Special disabled veteran" means—

(1) A veteran who is entitled to compensation (or who but for the receipt of military retired pay would be entitled to compensation) under laws administered by the Department of Veterans Affairs for a disability—
  (i) Rated at 30 percent or more; or
  (ii) Rated at 10 or 20 percent in the case of a veteran who has been determined under 38 U.S.C. 3106 to have a serious employment handicap (i.e., a significant impairment of the veteran's ability to prepare for, obtain, or retain employment consistent with the veteran's abilities, aptitudes, and interests); or

(2) A person who was discharged or released from active duty because of a service-connected disability.

"Veteran of the Vietnam era" means a person who—

(1) Served on active duty for a period of more than 180 days and was discharged or released from active duty with other than a dishonorable discharge, if any part of such active duty occurred—
  (i) In the Republic of Vietnam between February 28, 1961, and May 7, 1975; or
  (ii) Between August 5, 1964, and May 7, 1975, in all other cases; or

(2) Was discharged or released from active duty for a service-connected disability if any part of the active duty was performed—
  (i) In the Republic of Vietnam between February 28, 1961, and May 7, 1975; or
  (ii) Between August 5, 1964, and May 7, 1975, in all other cases.

(b) *General.*

(1) The Contractor shall not discriminate against the individual because the individual is a special disabled veteran, a veteran of the Vietnam era, or other eligible veteran, regarding any position for which the employee or applicant for employment is qualified. The Contractor shall take affirmative action to employ, advance in employment, and otherwise treat qualified special disabled veterans, veterans of the Vietnam era, and other eligible veterans without discrimination based upon their disability or veterans' status in all employment practices such as—
  (i) Recruitment, advertising, and job application procedures;
  (ii) Hiring, upgrading, promotion, award of tenure, demotion, transfer, layoff, termination, right of return from layoff and rehiring;
  (iii) Rate of pay or any other form of compensation and changes in compensation;
  (iv) Job assignments, job classifications, organizational structures, position descriptions, lines of progression, and seniority lists;
  (v) Leaves of absence, sick leave, or any other leave;
  (vi) Fringe benefits available by virtue of employment, whether or not administered by the Contractor;
  (vii) Selection and financial support for training, including apprenticeship, and on-the-job training under 38 U.S.C. 3687, professional meetings, conferences, and

other related activities, and selection for leaves of absence to pursue training;

(viii) Activities sponsored by the Contractor including social or recreational programs; and

(ix) Any other term, condition, or privilege of employment.

(2) The Contractor shall comply with the rules, regulations, and relevant orders of the Secretary of Labor issued under the Vietnam Era Veterans' Readjustment Assistance Act of 1972 (the Act), as amended (38 U.S.C. 4211 and 4212).

(c) *Listing openings.*

(1) The Contractor shall immediately list all employment openings that exist at the time of the execution of this contract and those which occur during the performance of this contract, including those not generated by this contract, and including those occurring at an establishment of the Contractor other than the one where the contract is being performed, but excluding those of independently operated corporate affiliates, at an appropriate local public employment service office of the State wherein the opening occurs. Listing employment openings with the U.S. Department of Labor's America's Job Bank shall satisfy the requirement to list jobs with the local employment service office.

(2) The Contractor shall make the listing of employment openings with the local employment service office at least concurrently with using any other recruitment source or effort and shall involve the normal obligations of placing a bona fide job order, including accepting referrals of veterans and nonveterans. This listing of employment openings does not require hiring any particular job applicant or hiring from any particular group of job applicants and is not intended to relieve the Contractor from any requirements of Executive orders or regulations concerning nondiscrimination in employment.

(3) Whenever the Contractor becomes contractually bound to the listing terms of this clause, it shall advise the State public employment agency in each State where it has establishments of the name and location of each hiring location in the State. As long as the Contractor is contractually bound to these terms and has so advised the State agency, it need not advise the State agency of subsequent contracts. The Contractor may advise the State agency when it is no longer bound by this contract clause.

(d) *Applicability.* This clause does not apply to the listing of employment openings that occur and are filled outside the 50 States, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, American Samoa, Guam, the Virgin Islands of the United States, and Wake Island.

(e) *Postings.*

(1) The Contractor shall post employment notices in conspicuous places that are available to employees and applicants for employment.

(2) The employment notices shall—

(i) State the rights of applicants and employees as well as the Contractor's obligation under the law to take affirmative action to employ and advance in employment qualified employees and applicants who are special disabled veterans, veterans of the Vietnam era, and other eligible veterans; and

(ii) Be in a form prescribed by the Deputy Assistant Secretary for Federal Contract Compliance Programs, Department of Labor (Deputy Assistant Secretary of Labor), and provided by or through the Contracting Officer.

(3) The Contractor shall ensure that applicants or employees who are special disabled veterans are informed of the contents of the notice (e.g., the Contractor may have the notice read to a visually disabled veteran, or may lower the posted notice so that it can be read by a person in a wheelchair).

(4) The Contractor shall notify each labor union or representative of workers with which it has a collective bargaining agreement, or other contract understanding, that the Contractor is bound by the terms of the Act and is committed to take affirmative action to employ, and advance in employment, qualified special disabled veterans, veterans of the Vietnam era, and other eligible veterans.

(f) *Noncompliance*. If the Contractor does not comply with the requirements of this clause, the Government may take appropriate actions under the rules, regulations, and relevant orders of the Secretary of Labor issued pursuant to the Act.

(g) *Subcontracts*. The Contractor shall insert the terms of this clause in all subcontracts or purchase orders of $25,000 or more unless exempted by rules, regulations, or orders of the Secretary of Labor. The Contractor shall act as specified by the Deputy Assistant Secretary of Labor to enforce the terms, including action for noncompliance.

42. 52.222-36 AFFIRMATIVE ACTION FOR WORKERS WITH DISABILITIES (JUN 1998)

(Applicable to leases over $10,000.)

(a) *General*.

(1) Regarding any position for which the employee or applicant for employment is qualified, the Contractor shall not discriminate against any employee or applicant because of physical or mental disability. The Contractor agrees to take affirmative action to employ, advance in employment and otherwise treat qualified individuals with disabilities without discrimination based upon their physical or mental disability in all employment practices such as—

(i) Recruitment, advertising, and job application procedures;
(ii) Hiring, upgrading, promotion, award of tenure, demotion, transfer, layoff, termination, right of return from layoff, and rehiring;
(iii) Rates of pay or any other form of compensation and changes in compensation;
(iv) Job assignments, job classifications, organizational structures, position descriptions, lines of progression, and seniority lists;
(v) Leaves of absence, sick leave, or any other leave;
(vi) Fringe benefits available by virtue of employment, whether or not administered by the Contractor;
(vii) Selection and financial support for training, including apprenticeships, professional meetings, conferences, and other related activities, and selection for leaves of absence to pursue training;
(viii) Activities sponsored by the Contractor, including social or recreational programs; and
(ix) Any other term, condition, or privilege of employment.

(2) The Contractor agrees to comply with the rules, regulations, and relevant orders of the Secretary of Labor (Secretary) issued under the Rehabilitation Act of 1973 (29 U.S.C. 793) (the Act), as amended.

(b) *Postings*.

(1) The Contractor agrees to post employment notices stating—
(i) the Contractor's obligation under the law to take affirmative action to employ and advance in employment qualified individuals with disabilities and
(ii) the rights of applicants and employees.

(2) These notices shall be posted in conspicuous places that are available to employees and applicants for employment. The Contractor shall ensure that applicants and employees with disabilities are informed of the contents of the notice (e.g., the Contractor may have the notice read to a visually disabled individual, or may lower the posted notice so that it might be read by a person in a wheelchair). The notices shall be in a form prescribed by the Deputy Assistant Secretary for Federal Contract Compliance of the U.S. Department of Labor (Deputy Assistant Secretary) and shall be provided by or through the Contracting Officer.

(3) The Contractor shall notify each labor union or representative of workers with which it has a collective bargaining agreement or other contract understanding, that the Contractor is bound by the terms of Section 503 of the Act and is committed to take affirmative action to employ, and advance in employment, qualified individuals with physical or mental disabilities.

(c) *Noncompliance*. If the Contractor does not comply with the requirements of this clause, appropriate actions may be taken under the rules, regulations, and relevant orders of the Secretary issued pursuant to the Act.

INITIALS: SS & vhy
LESSOR GOVERNMENT

(d) *Subcontracts*. The Contractor shall include the terms of this clause in every subcontract or purchase order in excess of $10,000 unless exempted by rules, regulations, or orders of the Secretary. The Contractor shall act as specified by the Deputy Assistant Secretary to enforce the terms, including action for noncompliance.

43. 52.222-37 EMPLOYMENT REPORTS ON SPECIAL DISABLED VETERANS, VETERANS OF THE VIETNAM ERA, AND OTHER ELIGIBLE VETERANS (DEC 2001)

(Applicable to leases over $25,000.)

(a) Unless the Contractor is a State or local government agency, the Contractor shall report at least annually, as required by the Secretary of Labor, on—

(1) The number of special disabled veterans, the number of veterans of the Vietnam era, and other eligible veterans in the workforce of the Contractor by job category and hiring location; and

(2) The total number of new employees hired during the period covered by the report, and of the total, the number of special disabled veterans, the number of veterans of the Vietnam era, and the number of other eligible veterans; and

(3) The maximum number and the minimum number of employees of the Contractor during the period covered by the report.

(b) The Contractor shall report the above items by completing the Form VETS-100, entitled "Federal Contractor Veterans' Employment Report (VETS-100 Report)."

(c) The Contractor shall submit VETS-100 Reports no later than September 30 of each year beginning September 30, 1988.

(d) The employment activity report required by paragraph (a)(2) of this clause shall reflect total hires during the most recent 12-month period as of the ending date selected for the employment profile report required by paragraph (a)(1) of this clause. Contractors may select an ending date—

(1) As of the end of any pay period between July 1 and August 31 of the year the report is due; or

(2) As of December 31, if the Contractor has prior written approval from the Equal Employment Opportunity Commission to do so for purposes of submitting the Employer Information Report EEO-1 (Standard Form 100).

(e) The Contractor shall base the count of veterans reported according to paragraph (a) of this clause on voluntary disclosure. Each Contractor subject to the reporting requirements at 38 U.S.C. 4212 shall invite all special disabled veterans, veterans of the Vietnam era, and other eligible veterans who wish to benefit under the affirmative action program at 38 U.S.C. 4212 to identify themselves to the Contractor. The invitation shall state that—

(1) The information is voluntarily provided;

(2) The information will be kept confidential;

(3) Disclosure or refusal to provide the information will not subject the applicant or employee to any adverse treatment; and

(4) The information will be used only in accordance with the regulations promulgated under 38 U.S.C. 4212.

(f) The Contractor shall insert the terms of this clause in all subcontracts or purchase orders of $25,000 or more unless exempted by rules, regulations, or orders of the Secretary of Labor.

INITIALS: SS & [initials]
LESSOR GOVERNMENT

44. 52.209-6 PROTECTING THE GOVERNMENT'S INTEREST WHEN SUBCONTRACTING WITH CONTRACTORS DEBARRED, SUSPENDED, OR PROPOSED FOR DEBARMENT (JAN 2005)

(Applicable to leases over $25,000.)

(a) The Government suspends or debars Contractors to protect the Government's interests. The Contractor shall not enter into any subcontract in excess of $25,000 with a Contractor that is debarred, suspended, or proposed for debarment unless there is a compelling reason to do so.

(b) The Contractor shall require each proposed first-tier subcontractor, whose subcontract will exceed $25,000, to disclose to the Contractor, in writing, whether as of the time of award of the subcontract, the subcontractor, or its principals, is or is not debarred, suspended, or proposed for debarment by the Federal Government

(c) A corporate officer or a designee of the Contractor shall notify the Contracting Officer, in writing, before entering into a subcontract with a party that is debarred, suspended, or proposed for debarment (see FAR 9.404 for information on the Excluded Parties List System). The notice must include the following:

(1) The name of the subcontractor.

(2) The Contractor's knowledge of the reasons for the subcontractor being in the Excluded Parties List System.

(3) The compelling reason(s) for doing business with the subcontractor notwithstanding its inclusion in the Excluded Parties List System.

(4) The systems and procedures the Contractor has established to ensure that it is fully protecting the Government's interests when dealing with such subcontractor in view of the specific basis for the party's debarment, suspension, or proposed debarment.

45. 52.215-12 SUBCONTRACTOR COST OR PRICING DATA (OCT 1997)

(Applicable when the clause at FAR 52.215-10 is applicable.)

(a) Before awarding any subcontract expected to exceed the threshold for submission of cost or pricing data at FAR 15.403-4, on the date of agreement on price or the date of award, whichever is later; or before pricing any subcontract modification involving a pricing adjustment expected to exceed the threshold for submission of cost or pricing data at FAR 15.403-4, the Contractor shall require the subcontractor to submit cost or pricing data (actually or by specific identification in writing), unless an exception under FAR 15.403-1 applies.

(b) The Contractor shall require the subcontractor to certify in substantially the form prescribed in FAR 15.406-2 that, to the best of its knowledge and belief, the data submitted under paragraph (a) of this clause were accurate, complete, and current as of the date of agreement on the negotiated price of the subcontract or subcontract modification.

(c) In each subcontract that exceeds the threshold for submission of cost or pricing data at FAR 15.403-4, when entered into, the Contractor shall insert either—

(1) The substance of this clause, including this paragraph (c), if paragraph (a) of this clause requires submission of cost or pricing data for the subcontract; or

(2) The substance of the clause at FAR 52.215-13, Subcontractor Cost or Pricing Data—Modifications.

46. 52.219-8 UTILIZATION OF SMALL BUSINESS CONCERNS (MAY 2004)

(Applicable to leases over $100,000 average net annual rental, including option periods.)

(a) It is the policy of the United States that small business concerns, veteran-owned small business concerns, service-disabled veteran-owned small business concerns, HUBZone small business concerns, small disadvantaged business concerns, and women-owned small business concerns shall have the maximum practicable opportunity to participate in performing contracts let by any Federal agency, including contracts and subcontracts for subsystems, assemblies, components, and related services for major systems. It is further

the policy of the United States that its prime contractors establish procedures to ensure the timely payment of amounts due pursuant to the terms of their subcontracts with small business concerns, veteran-owned small business concerns, service-disabled veteran-owned small business concerns, HUBZone small business concerns, small disadvantaged business concerns, and women-owned small business concerns.

(b) The Contractor hereby agrees to carry out this policy in the awarding of subcontracts to the fullest extent consistent with efficient contract performance. The Contractor further agrees to cooperate in any studies or surveys as may be conducted by the United States Small Business Administration or the awarding agency of the United States as may be necessary to determine the extent of the Contractor's compliance with this clause.

(c) *Definitions*. As used in this contract—

"HUBZone small business concern" means a small business concern that appears on the List of Qualified HUBZone Small Business Concerns maintained by the Small Business Administration.

"Service-disabled veteran-owned small business concern"—

(1) Means a small business concern—
   (i) Not less than 51 percent of which is owned by one or more service-disabled veterans or, in the case of any publicly owned business, not less than 51 percent of the stock of which is owned by one or more service-disabled veterans; and
   (ii) The management and daily business operations of which are controlled by one or more service-disabled veterans or, in the case of a service-disabled veteran with permanent and severe disability, the spouse or permanent caregiver of such veteran.

(2) Service-disabled veteran means a veteran, as defined in 38 U.S.C. 101(2), with a disability that is service-connected, as defined in 38 U.S.C. 101(16).

"Small business concern" means a small business as defined pursuant to Section 3 of the Small Business Act and relevant regulations promulgated pursuant thereto.

"Small disadvantaged business concern" means a small business concern that represents, as part of its offer that—

(1) It has received certification as a small disadvantaged business concern consistent with 13 CFR part 124, Subpart B;

(2) No material change in disadvantaged ownership and control has occurred since its certification;

(3) Where the concern is owned by one or more individuals, the net worth of each individual upon whom the certification is based does not exceed $750,000 after taking into account the applicable exclusions set forth at 13 CFR 124.104(c)(2); and

(4) It is identified, on the date of its representation, as a certified small disadvantaged business in the database maintained by the Small Business Administration (PRO-Net).

"Veteran-owned small business concern" means a small business concern—

(1) Not less than 51 percent of which is owned by one or more veterans (as defined at 38 U.S.C. 101(2)) or, in the case of any publicly owned business, not less than 51 percent of the stock of which is owned by one or more veterans; and

(2) The management and daily business operations of which are controlled by one or more veterans.

"Women-owned small business concern" means a small business concern—

(1) That is at least 51 percent owned by one or more women, or, in the case of any publicly owned business, at least 51 percent of the stock of which is owned by one or more women; and

(2) Whose management and daily business operations are controlled by one or more women.

(d) Contractors acting in good faith may rely on written representations by their subcontractors regarding their status as a small business concern, a veteran-owned small business concern, a service-disabled veteran-owned small business concern, a HUBZone small business concern, a small disadvantaged business concern, or a women-owned small business concern.

47. 52.219-9 SMALL BUSINESS SUBCONTRACTING PLAN (JUL 2005)

(Applicable to leases over $500,000.)

(a) This clause does not apply to small business concerns.

(b) *Definitions*. As used in this clause—

"Commercial item" means a product or service that satisfies the definition of commercial item in section 2.101 of the Federal Acquisition Regulation.

"Commercial plan" means a subcontracting plan (including goals) that covers the Offeror's fiscal year and that applies to the entire production of commercial items sold by either the entire company or a portion thereof (e.g., division, plant, or product line).

"Individual contract plan" means a subcontracting plan that covers the entire contract period (including option periods), applies to a specific contract, and has goals that are based on the Offeror's planned subcontracting in support of the specific contract, except that indirect costs incurred for common or joint purposes may be allocated on a prorated basis to the contract.

"Master plan" means a subcontracting plan that contains all the required elements of an individual contract plan, except goals, and may be incorporated into individual contract plans, provided the master plan has been approved.

"Subcontract" means any agreement (other than one involving an employer-employee relationship) entered into by a Federal Government prime Contractor or subcontractor calling for supplies or services required for performance of the contract or subcontract.

(c) The Offeror, upon request by the Contracting Officer, shall submit and negotiate a subcontracting plan, where applicable, that separately addresses subcontracting with small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business concerns, small disadvantaged business, and women-owned small business concerns. If the Offeror is submitting an individual contract plan, the plan must separately address subcontracting with small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, and women-owned small business concerns, with a separate part for the basic contract and separate parts for each option (if any). The plan shall be included in and made a part of the resultant contract. The subcontracting plan shall be negotiated within the time specified by the Contracting Officer. Failure to submit and negotiate the subcontracting plan shall make the Offeror ineligible for award of a contract.

(d) The Offeror's subcontracting plan shall include the following:

(1) Goals, expressed in terms of percentages of total planned subcontracting dollars, for the use of small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, and women-owned small business concerns as subcontractors. The Offeror shall include all subcontracts that contribute to contract performance, and may include a proportionate share of products and services that are normally allocated as indirect costs.

(2) A statement of—

(i) Total dollars planned to be subcontracted for an individual contract plan; or the Offeror's total projected sales, expressed in dollars, and the total value of projected subcontracts to support the sales for a commercial plan;

(ii) Total dollars planned to be subcontracted to small business concerns;

(iii) Total dollars planned to be subcontracted to veteran-owned small business concerns;

(iv) Total dollars planned to be subcontracted to service-disabled veteran-owned

small business;
(v) Total dollars planned to be subcontracted to HUBZone small business concerns;
(vi) Total dollars planned to be subcontracted to small disadvantaged business concerns; and
(vii) Total dollars planned to be subcontracted to women-owned small business concerns.

(3) A description of the principal types of supplies and services to be subcontracted, and an identification of the types planned for subcontracting to—
(i) Small business concerns;
(ii) Veteran-owned small business concerns;
(iii) Service-disabled veteran-owned small business concerns;
(iv) HUBZone small business concerns;
(v) Small disadvantaged business concerns; and
(vi) Women-owned small business concerns.

(4) A description of the method used to develop the subcontracting goals in paragraph (d)(1) of this clause.

(5) A description of the method used to identify potential sources for solicitation purposes (e.g., existing company source lists, the Procurement Marketing and Access Network (PRO-Net) of the Small Business Administration (SBA), veterans service organizations, the National Minority Purchasing Council Vendor Information Service, the Research and Information Division of the Minority Business Development Agency in the Department of Commerce, or small, HUBZone, small disadvantaged, and women-owned small business trade associations). A firm may rely on the information contained in PRO-Net as an accurate representation of a concern's size and ownership characteristics for the purposes of maintaining a small, veteran-owned small, service-disabled veteran-owned small, HUBZone small, small disadvantaged, and women-owned small business source list. Use of PRO-Net as its source list does not relieve a firm of its responsibilities (e.g., outreach, assistance, counseling, or publicizing subcontracting opportunities) in this clause.

(6) A statement as to whether or not the Offeror included indirect costs in establishing subcontracting goals, and a description of the method used to determine the proportionate share of indirect costs to be incurred with—
(i) Small business concerns;
(ii) Veteran-owned small business concerns;
(iii) Service-disabled veteran-owned small business concerns;
(iv) HUBZone small business concerns;
(v) Small disadvantaged business concerns; and
(vi) Women-owned small business concerns.

(7) The name of the individual employed by the Offeror who will administer the Offeror's subcontracting program, and a description of the duties of the individual.

(8) A description of the efforts the Offeror will make to assure that small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, and women-owned small business concerns have an equitable opportunity to compete for subcontracts.

(9) Assurances that the Offeror will include the clause of this contract entitled "Utilization of Small Business Concerns" in all subcontracts that offer further subcontracting opportunities, and that the Offeror will require all subcontractors (except small business concerns) that receive subcontracts in excess of $500,000 ($1,000,000 for construction of any public facility) to adopt a subcontracting plan that complies with the requirements of this clause.

(10) Assurances that the Offeror will—
(i) Cooperate in any studies or surveys as may be required;
(ii) Submit periodic reports so that the Government can determine the extent of compliance by the Offeror with the subcontracting plan;
(iii) Submit Standard Form (SF) 294, Subcontracting Report for Individual Contracts, and/or SF 295, Summary Subcontract Report, in accordance with paragraph (j) of this clause. The reports shall provide information on subcontract awards to small business concerns, veteran-owned small business concerns, service-disabled veteran-owned small business concerns, HUBZone

small business concerns, small disadvantaged business concerns, women-owned small business concerns, and Historically Black Colleges and Universities and Minority Institutions. Reporting shall be in accordance with the instructions on the forms or as provided in agency regulations.

(iv) Ensure that its subcontractors agree to submit SF 294 and SF 295.

(11) A description of the types of records that will be maintained concerning procedures that have been adopted to comply with the requirements and goals in the plan, including establishing source lists; and a description of the Offeror's efforts to locate small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, and women-owned small business concerns and award subcontracts to them. The records shall include at least the following (on a plant-wide or company-wide basis, unless otherwise indicated):

(i) Source lists (e.g., PRO-Net), guides, and other data that identify small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, and women-owned small business concerns.

(ii) Organizations contacted in an attempt to locate sources that are small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, or women-owned small business concerns.

(iii) Records on each subcontract solicitation resulting in an award of more than $100,000, indicating—

(A) Whether small business concerns were solicited and, if not, why not;

(B) Whether veteran-owned small business concerns were solicited and, if not, why not;

(C) Whether service-disabled veteran-owned small business concerns were solicited and, if not, why not;

(D) Whether HUBZone small business concerns were solicited and, if not, why not;

(E) Whether small disadvantaged business concerns were solicited and, if not, why not;

(F) Whether women-owned small business concerns were solicited and, if not, why not; and

(G) If applicable, the reason award was not made to a small business concern.

(iv) Records of any outreach efforts to contact—

(A) Trade associations;

(B) Business development organizations;

(C) Conferences and trade fairs to locate small, HUBZone small, small disadvantaged, and women-owned small business sources; and

(D) Veterans service organizations.

(v) Records of internal guidance and encouragement provided to buyers through—

(A) Workshops, seminars, training, etc.; and

(B) Monitoring performance to evaluate compliance with the program's requirements.

(vi) On a contract-by-contract basis, records to support award data submitted by the Offeror to the Government, including the name, address, and business size of each subcontractor. Contractors having commercial plans need not comply with this requirement.

(e) In order to effectively implement this plan to the extent consistent with efficient contract performance, the Contractor shall perform the following functions:

(1) Assist small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, and women-owned small business concerns by arranging solicitations, time for the preparation of bids, quantities, specifications, and delivery schedules so as to facilitate the participation by such concerns. Where the Contractor's lists of potential small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, and women-owned small business subcontractors are excessively long, reasonable effort shall be made to give all such small business concerns an opportunity to compete over a period of time.

(2) Provide adequate and timely consideration of the potentialities of small business, veteran-owned small business, service-disabled veteran-owned small business,

HUBZone small business, small disadvantaged business, and women-owned small business concerns in all "make-or-buy" decisions.

(3) Counsel and discuss subcontracting opportunities with representatives of small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, and women-owned small business firms.

(4) Confirm that a subcontractor representing itself as a HUBZone small business concern is identified as a certified HUBZone small business concern by accessing the Central Contractor Registration (CCR) database or by contacting SBA.

(5) Provide notice to subcontractors concerning penalties and remedies for misrepresentations of business status as small, veteran-owned small business, HUBZone small, small disadvantaged, or women-owned small business for the purpose of obtaining a subcontract that is to be included as part or all of a goal contained in the Contractor's subcontracting plan.

(f) A master plan on a plant or division-wide basis that contains all the elements required by paragraph (d) of this clause, except goals, may be incorporated by reference as a part of the subcontracting plan required of the Offeror by this clause; provided—

(1) The master plan has been approved;

(2) The Offeror ensures that the master plan is updated as necessary and provides copies of the approved master plan, including evidence of its approval, to the Contracting Officer; and

(3) Goals and any deviations from the master plan deemed necessary by the Contracting Officer to satisfy the requirements of this contract are set forth in the individual subcontracting plan.

(g) A commercial plan is the preferred type of subcontracting plan for contractors furnishing commercial items. The commercial plan shall relate to the Offeror's planned subcontracting generally, for both commercial and Government business, rather than solely to the Government contract. Commercial plans are also preferred for subcontractors that provide commercial items under a prime contract, whether or not the prime contractor is supplying a commercial item.

(h) Prior compliance of the Offeror with other such subcontracting plans under previous contracts will be considered by the Contracting Officer in determining the responsibility of the Offeror for award of the contract.

(i) The failure of the Contractor or subcontractor to comply in good faith with—

(1) The clause of this contract entitled "Utilization Of Small Business Concerns"; or

(2) An approved plan required by this clause, shall be a material breach of the contract.

(j) The Contractor shall submit the following reports:

(1) *Standard Form 294, Subcontracting Report for Individual Contracts*. This report shall be submitted to the Contracting Officer semiannually and at contract completion. The report covers subcontract award data related to this contract. This report is not required for commercial plans.

(2) *Standard Form 295, Summary Subcontract Report*. This report encompasses all of the contracts with the awarding agency. It must be submitted semi-annually for contracts with the Department of Defense and annually for contracts with civilian agencies. If the reporting activity is covered by a commercial plan, the reporting activity must report annually all subcontract awards under that plan. All reports submitted at the close of each fiscal year (both individual and commercial plans) shall include a breakout, in the Contractor's format, of subcontract awards, in whole dollars, to small disadvantaged business concerns by North American Industry Classification System (NAICS) Industry Subsector. For a commercial plan, the Contractor may obtain from each of its subcontractors a predominant NAICS Industry Subsector and report all awards to that subcontractor under its predominant NAICS Industry Subsector.

48. 52.219-16 LIQUIDATED DAMAGES—SUBCONTRACTING PLAN (JAN 1999)

(Applicable to leases over $500,000.)

(a) *Failure to make a good faith effort to comply with the subcontracting plan*, as used in this clause, means a willful or intentional failure to perform in accordance with the requirements of the subcontracting plan approved under the clause in this contract entitled "Small Business Subcontracting Plan," or willful or intentional action to frustrate the plan.

(b) Performance shall be measured by applying the percentage goals to the total actual subcontracting dollars or, if a commercial plan is involved, to the pro rata share of actual subcontracting dollars attributable to Government contracts covered by the commercial plan. If, at contract completion or, in the case of a commercial plan, at the close of the fiscal year for which the plan is applicable, the Contractor has failed to meet its subcontracting goals and the Contracting Officer decides in accordance with paragraph (c) of this clause that the Contractor failed to make a good faith effort to comply with its subcontracting plan, established in accordance with the clause in this contract entitled "Small Business Subcontracting Plan," the Contractor shall pay the Government liquidated damages in an amount stated. The amount of probable damages attributable to the Contractor's failure to comply shall be an amount equal to the actual dollar amount by which the Contractor failed to achieve each subcontract goal.

(c) Before the Contracting Officer makes a final decision that the Contractor has failed to make such good faith effort, the Contracting Officer shall give the Contractor written notice specifying the failure and permitting the Contractor to demonstrate what good faith efforts have been made and to discuss the matter. Failure to respond to the notice may be taken as an admission that no valid explanation exists. If, after consideration of all the pertinent data, the Contracting Officer finds that the Contractor failed to make a good faith effort to comply with the subcontracting plan, the Contracting Officer shall issue a final decision to that effect and require that the Contractor pay the Government liquidated damages as provided in paragraph (b) of this clause.

(d) With respect to commercial plans, the Contracting Officer who approved the plan will perform the functions of the Contracting Officer under this clause on behalf of all agencies with contracts covered by the commercial plan.

(e) The Contractor shall have the right of appeal, under the clause in this contract entitled, Disputes, from any final decision of the Contracting Officer.

(f) Liquidated damages shall be in addition to any other remedies that the Government may have.



GSA Public Buildings Service

REPRESENTATIONS AND CERTIFICATIONS (Acquisition of Leasehold Interests in Real Property)	Solicitation Number 4TX0135	Dated 2-2-07

Complete appropriate boxes, sign the form, and attach to offer.

The Offeror makes the following Representations and Certifications. NOTE: The "Offeror," as used on this form, is the owner of the property offered, not an individual or agent representing the owner.

1. **52.219-1 - SMALL BUSINESS PROGRAM REPRESENTATIONS (APR 2002)**

(a) (1) The North American Industry Classification System (NAICS) code for this acquisition is 531190.

(2) The small business size standard is $17.5 Million.

(3) The small business size standard for a concern which submits an offer in its own name, other than on a construction or service contract, but which proposes to furnish a product which it did not itself manufacture, is 500 employees.

(b) *Representations.*

(1) The Offeror represents as part of its offer that it [X] is, [ ] is not a small business concern.

(2) [*Complete only if the Offeror represented itself as a small business concern in paragraph (b)(1) of this provision.*] The Offeror represents, for general statistical purposes, that it [ ] is, [X] is not, a small disadvantaged business concern as defined in 13 CFR 124.1002.

(3) [*Complete only if the Offeror represented itself as a small business concern in paragraph (b)(1) of this provision.*] The Offeror represents as part of its offer that it [ ] is, [X] is not a women-owned small business concern.

(4) [*Complete only if the Offeror represented itself as a small business concern in paragraph (b)(1) of this provision.*] The Offeror represents as part of its offer that it [ ] is, [X] is not a veteran-owned small business concern.

(5) [*Complete only if the Offeror represented itself as a veteran-owned small business concern in paragraph (b)(4) of this provision.*] The Offeror represents as part of its offer that it [ ] is, [X] is not a service-disabled veteran-owned small business concern.

(6) [*Complete only if the Offeror represented itself as a small business concern in paragraph (b)(1) of this provision.*] The Offeror represents, as part of its offer, that—

(i) It [ ] is, [X] is not a HUBZone small business concern listed, on the date of this representation, on the List of Qualified HUBZone Small Business Concerns maintained by the Small Business Administration, and no material change in ownership and control, principal office, or HUBZone employee percentage has occurred since it was certified by the Small Business Administration in accordance with 13 CFR part 126; and

(ii) It [ ] is, [X] is not a joint venture that complies with the requirements of 13 CFR part 126, and the representation in paragraph (b)(6)(i) of this provision is accurate for the HUBZone small business concern or concerns that are participating in the joint venture. [*The Offeror shall enter the name or names of the HUBZone small business concern or concerns that are participating in the joint venture:* ____________.] Each HUBZone small business concern participating in the joint venture shall submit a separate signed copy of the HUBZone representation.

(c) *Definitions.* As used in this provision—

INITIALS: SS & [initials]
LESSOR GOVERNMENT

"Service-disabled veteran-owned small business concern"—

(1) Means a small business concern—

(i) Not less than 51 percent of which is owned by one or more service-disabled veterans or, in the case of any publicly owned business, not less than 51 percent of the stock of which is owned by one or more service-disabled veterans; and

(ii) The management and daily business operations of which are controlled by one or more service-disabled veterans or, in the case of a veteran with permanent and severe disability, the spouse or permanent caregiver of such veteran.

(2) Service-disabled veteran means a veteran, as defined in 38 U.S.C. 101(2), with a disability that is service-connected, as defined in 38 U.S.C. 101(16).

"Small business concern" means a concern, including its affiliates, that is independently owned and operated, not dominant in the field of operation in which it is bidding on Government contracts, and qualified as a small business under the criteria in 13 CFR part 121 and the size standard in paragraph (a) of this provision.

"Veteran-owned small business concern" means a small business concern—

(1) Not less than 51 percent of which is owned by one or more veterans (as defined at 38 U.S.C. 101(2)) or, in the case of any publicly owned business, not less than 51 percent of the stock of which is owned by one or more veterans; and

(2) The management and daily business operations of which are controlled by one or more veterans.

"Women-owned small business concern" means a small business concern—

(1) That is at least 51 percent owned by one or more women; or, in the case of any publicly owned business, at least 51 percent of the stock of which is owned by one or more women; and

(2) Whose management and daily business operations are controlled by one or more women.

(d) *Notice.*

(1) If this solicitation is for supplies and has been set aside, in whole or in part, for small business concerns, then the clause in this solicitation providing notice of the set-aside contains restrictions on the source of the end items to be furnished.

(2) Under 15 U.S.C. 645(d), any person who misrepresents a firm's status as a small, HUBZone small, small disadvantaged, or women-owned small business concern in order to obtain a contract to be awarded under the preference programs established pursuant to section 8(a), 8(d), 9, or 15 of the Small Business Act or any other provision of Federal law that specifically references section 8(d) for a definition of program eligibility, shall-

(i) Be punished by imposition of fine, imprisonment, or both;

(ii) Be subject to administrative remedies, including suspension and debarment; and

(iii) Be ineligible for participation in programs conducted under the authority of the Act.

2. 52.204-5 - WOMEN-OWNED BUSINESS (OTHER THAN SMALL BUSINESS) (MAY 1999)

(a) *Definition.* "Women-owned business concern," as used in this provision, means a concern which is at least 51 percent owned by one or more women; or in the case of any publicly owned business, at least 51 percent of its stock is owned by one or more women; and whose management and daily business operations are controlled by one or more women.

(b) *Representation.* [Complete only if the Offeror is a women-owned business concern and has not represented itself as a small business concern in paragraph (b)(1) of FAR 52.219-1, Small Business Program Representations, of this solicitation.] The Offeror represents that it **[ ]** is a women-owned business concern.

3. 52.222-22 - PREVIOUS CONTRACTS AND COMPLIANCE REPORTS (FEB 1999)

(Applicable to leases over $10,000.)

The Offeror represents that—

INITIALS: SS & [signature]
LESSOR GOVERNMENT

(a) It [ ] has, [X] has not participated in a previous contract or subcontract subject to the Equal Opportunity clause of this solicitation;

(b) It [ ] has, [X] has not filed all required compliance reports; and

(c) Representations indicating submission of required compliance reports, signed by proposed subcontractors, will be obtained before subcontract awards. (Approved by OMB under Control Number 1215-0072.)

4. 52.222-25 - AFFIRMATIVE ACTION COMPLIANCE (APR 1984)

(Applicable to leases over $10,000 and which include the clause at FAR 52.222-26, Equal Opportunity.)

The Offeror represents that—

(a) It [ ] has developed and has on file, [X] has not developed and does not have on file, at each establishment affirmative action programs required by the rules and regulations of the Secretary of Labor (41 CFR 60-1 and 60-2), or

(b) It [X] has not previously had contracts subject to the written affirmative action programs requirement of the rules and regulations of the Secretary of Labor. (Approved by OMB under Control Number 1215-0072.)

5. 52.203-02 - CERTIFICATE OF INDEPENDENT PRICE DETERMINATION (APR 1985)

(Applicable to leases over $100,000 average net annual rental, including option periods.)

(a) The Offeror certifies that—

(1) The prices in this offer have been arrived at independently, without, for the purpose of restricting competition, any consultation, communication, or agreement with any other Offeror or competitor relating to (i) those prices, (ii) the intention to submit an offer, or (iii) the methods or factors used to calculate the prices offered;

(2) The prices in this offer have not been and will not be knowingly disclosed by the Offeror, directly or indirectly, to any other Offeror or competitor before bid opening (in the case of a sealed bid solicitation) or contract award (in the case of a negotiated solicitation) unless otherwise required by law; and

(3) No attempt has been made or will be made by the Offeror to induce any other concern to submit or not to submit an offer for the purpose of restricting competition.

(b) Each signature on the offer is considered to be a certification by the signatory that the signatory—

(1) Is the person in the Offeror's organization responsible for determining the prices being offered in this bid or proposal, and that the signatory has not participated and will not participate in any action contrary to subparagraphs (a)(1) through (a)(3) above; or

(2) (i) Has been authorized, in writing, to act as agent for the following principals in certifying that those principals have not participated, and will not participate in any action contrary to subparagraphs (a)(1) through (a)(3) above Scott Standridge & Bill Cowan [Insert full name of person(s) in the Offeror's organization responsible for determining the prices offered in this bid or proposal, and the title of his or her position in the Offeror's organization];

(ii) As an authorized agent, does certify that the principals named in subdivision (b)(2)(i) above have not participated, and will not participate, in any action contrary to subparagraphs (a)(1) through (a)(3) above; and

(iii) As an agent, has not personally participated, and will not participate, in action contrary to subparagraphs (a)(1) through (a)(3) above.

(c) If the Offeror deletes or modifies subparagraph (a)(2) above, the Offeror must furnish with its offer a signed statement setting forth in detail the circumstances of the disclosure.

6. 52.203-11 - CERTIFICATION AND DISCLOSURE REGARDING PAYMENTS TO INFLUENCE

CERTAIN FEDERAL TRANSACTIONS (APR 1991)

(Applicable to leases over $100,000.)

(a) The definitions and prohibitions contained in the clause, at FAR 52.203-12, Limitation on Payments to Influence Certain Federal Transactions, are hereby incorporated by reference in paragraph (b) of this certification.

(b) The Offeror, by signing its offer, hereby certifies to the best of his or her knowledge and belief that on or after December 23, 1989, —

(1) No Federal appropriated funds have been paid or will be paid to any person for influencing or attempting to influence an officer or employee of any agency, a Member of Congress, an officer or employee of Congress, or an employee of a Member of Congress on his or her behalf in connection with the awarding of a contract, the making of any Federal grant, the making of any Federal loan, the entering into of any cooperative agreement, and the extension, continuation, renewal, amendment, or modification of any Federal contract, grant, loan, or cooperative agreement;

(2) If any funds other than Federal appropriated funds (including profit or fee received under a covered Federal transaction) have been paid, or will be paid, to any person for influencing or attempting to influence an officer or employee of any agency, a Member of Congress, an officer or employee of Congress, or an employee of a Member of Congress on his or her behalf in connection with this solicitation, the Offeror shall complete and submit, with its offer, OMB standard form LLL, Disclosure of Lobbying Activities, to the Contracting Officer; and

(3) He or she will include the language of this certification in all subcontract awards at any tier and require that all recipients of subcontract awards in excess of $100,000 shall certify and disclose accordingly.

(c) Submission of this certification and disclosure is a prerequisite for making or entering into this contract imposed by section 1352, title 31, United States Code. Any person who makes an expenditure prohibited under this provision or who fails to file or amend the disclosure form to be filed or amended by this provision, shall be subject to a civil penalty of not less than $10,000, and not more than $100,000, for each such failure.

7. 52.209-5 - CERTIFICATION REGARDING DEBARMENT, SUSPENSION, PROPOSED DEBARMENT, AND OTHER RESPONSIBILITY MATTERS (DEC 2001)

(Applicable to leases over $100,000 average net annual rental, including option periods.)

(a) (1) The Offeror certifies, to the best of its knowledge and belief, that—

(i) The Offeror and/or any of its Principals—

(A) Are [ ] are not [X] presently debarred, suspended, proposed for debarment, or declared ineligible for the award of contracts by any Federal agency;

(B) Have [ ] have not [X], within a three-year period preceding this offer, been convicted of or had a civil judgment rendered against them for: commission of fraud or a criminal offense in connection with obtaining, attempting to obtain, or performing a public (Federal, state, or local) contract or subcontract; violation of Federal or state antitrust statutes relating to the submission of offers; or commission of embezzlement, theft, forgery, bribery, falsification or destruction of records, making false statements, tax evasion, or receiving stolen property; and

(C) Are [ ] are not [X] presently indicted for, or otherwise criminally or civilly charged by a governmental entity with, commission of any of the offenses enumerated in paragraph (a)(1)(i)(B) of this provision.

(ii) The Offeror has [ ] has not [X], within a three-year period preceding this offer, had one or more contracts terminated for default by any Federal agency.

(2) "Principals," for the purposes of this certification, means officers; directors; owners; partners; and, persons having primary management or supervisory responsibilities within a business entity (e.g., general manager; plant manager; head of a subsidiary, division, or business segment, and similar positions).

This Certification Concerns a Matter Within the Jurisdiction of an Agency of the United States and the Making of a False, Fictitious, or Fraudulent Certification May Render the Maker Subject to Prosecution Under Section 1001, Title 18, United States Code.

(b) The Offeror shall provide immediate written notice to the Contracting Officer if, at any time prior to contract award, the Offeror learns that its certification was erroneous when submitted or has become erroneous by reason of changed circumstances.

(c) A certification that any of the items in paragraph (a) of this provision exists will not necessarily result in withholding of an award under this solicitation. However, the certification will be considered in connection with a determination of the Offeror's responsibility. Failure of the Offeror to furnish a certification or provide such additional information as requested by the Contracting Officer may render the Offeror nonresponsible.

(d) Nothing contained in the foregoing shall be construed to require establishment of a system of records in order to render, in good faith, the certification required by paragraph (a) of this provision. The knowledge and information of an Offeror is not required to exceed that which is normally possessed by a prudent person in the ordinary course of business dealings.

(e) The certification in paragraph (a) of this provision is a material representation of fact upon which reliance was placed when making award. If it is later determined that the Offeror knowingly rendered an erroneous certification, in addition to other remedies available to the Government, the Contracting Officer may terminate the contract resulting from this solicitation for default.

8. 52.204-3 - TAXPAYER IDENTIFICATION (OCT 1998)

(a) *Definitions.*

"Common parent," as used in this provision, means that corporate entity that owns or controls an affiliated group of corporations that files its Federal income tax returns on a consolidated basis, and of which the Offeror is a member.

"Taxpayer Identification Number (TIN)," as used in this provision, means the number required by the Internal Revenue Service (IRS) to be used by the Offeror in reporting income tax and other returns. The TIN may be either a Social Security Number or an Employer Identification Number.

(b) All Offerors must submit the information required in paragraphs (d) through (f) of this provision to comply with debt collection requirements of 31 U.S.C. 7701(c) and 3325(d), reporting requirements of 26 U.S.C. 6041, 6041A, and 6050M, and implementing regulations issued by the IRS. If the resulting contract is subject to the payment reporting requirements described in Federal Acquisition Regulation (FAR) 4.904, the failure or refusal by the Offeror to furnish the information may result in a 31 percent reduction of payments otherwise due under the contract.

(c) The TIN may be used by the Government to collect and report on any delinquent amounts arising out of the Offeror's relationship with the Government (31 U.S.C. 7701(c)(3)). If the resulting contract is subject to the payment reporting requirements described in FAR 4.904, the TIN provided hereunder may be matched with IRS records to verify the accuracy of the Offeror's TIN.

(d) *Taxpayer Identification Number (TIN).*

[X] TIN: 02-0770602
[ ] TIN has been applied for.
[ ] TIN is not required because:
[ ] Offeror is a nonresident alien, foreign corporation, or foreign partnership that does not have income effectively connected with the conduct of a trade or business in the United States and does not have an office or place of business or a fiscal paying agent in the United States;
[ ] Offeror is an agency or instrumentality of a foreign government;
[ ] Offeror is an agency or instrumentality of the Federal government;

(e) *Type of organization.*

[ ] Sole proprietorship;
[ ] Partnership;
[ ] Government entity (Federal, State, or local);
[ ] Foreign government;

INITIALS: SS & [signature]
LESSOR GOVERNMENT

[ ] Corporate entity (not tax-exempt); [ ] International organization per 26 CFR 1.6049-4;

[ ] Corporate entity (tax-exempt); [X] Other LLC

(f) *Common Parent.*

[ ] Offeror is not owned or controlled by a common parent as defined in paragraph (a) of this provision.
[ ] Name and TIN of common parent:

Name ______________________

TIN ______________________

9. 52.204-6 – Data Universal Numbering System (DUNS) Number (OCT 2003)

(a) The Offeror shall enter, in the block with its name and address on the cover page of its offer, the annotation "DUNS" or "DUNS+4" followed by the DUNS number or "DUNS+4" that identifies the Offeror's name and address exactly as stated in the offer. The DUNS number is a nine-digit number assigned by Dun and Bradstreet, Inc. The DUNS+4 is the DUNS number plus a 4-character suffix that may be assigned at the discretion of the Offeror to establish additional CCR records for identifying alternative Electronic Funds Transfer (EFT) accounts (see Subpart 32.11) for the same parent concern.

(b) If the Offeror does not have a DUNS number, it should contact Dun and Bradstreet directly to obtain one.

(1) An Offeror may obtain a DUNS number—
(i) If located within the United States, by calling Dun and Bradstreet at 1-866-705-5711 or via the Internet at http://www.dnb.com; or
(ii) If located outside the United States, by contacting the local Dun and Bradstreet office.

(2) The Offeror should be prepared to provide the following information:
(i) Company legal business name.
(ii) Tradestyle, doing business, or other name by which your entity is commonly recognized.
(iii) Company physical street address, city, state and zip code.
(iv) Company mailing address, city, state and zip code (if separate from physical).
(v) Company telephone number.
(vi) Date the company was started.
(vii) Number of employees at your location.
(viii) Chief executive officer/key manager.
(ix) Line of business (industry).
(x) Company Headquarters name and address (reporting relationship within your entity).

10. DUNS NUMBER (JUN 2004)

Notwithstanding the above instructions, in addition to inserting the DUNS Number on the offer cover page, the Offeror shall also provide its DUNS Number as part of this submission:

DUNS # 784974193

11. CENTRAL CONTRACTOR REGISTRATION (JUN 2004)

The Central Contractor Registration (CCR) System is a centrally located, searchable database which assists in the development, maintenance, and provision of sources for future procurements. The Offeror must be registered in the CCR prior to lease award. The Offeror shall register via the Internet at http://www.ccr.gov. To remain active, the Offeror/Lessor is required to update or renew its registration annually.

Registration is active. Yes [X] No [ ] Will register [ ]

INITIALS: SS & [signature]
LESSOR GOVERNMENT

OFFEROR OR AUTHORIZED REPRESENTATIVE	NAME, ADDRESS (INCLUDING ZIP CODE) Rocky Bluff, L.L.C. dba Standridge Development Scott Standridge 103 SE 2nd Lindsay, OK 73052 Signature	TELEPHONE NUMBER (405)756-4394 2-2-07 Date

INITIALS: SS & [illegible]
LESSOR GOVERNMENT

PRE-DESIGN MEETING
SSA Beaumont, TX
November 29, 2007

IN ACCORDANCE WITH RULE 201 OF REGULATION S-T, THIS LEASE FOR **BEAUMONT, TEXAS PROPERTY DATED NOVEMBER 13, 2007, AS AMENDED**, IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

LIST OF ATTENDEES

NAME	CO/AGENCY	PHONE	FAX	E-MAIL ADDRESS
Kelly Winn	Studley	972-739-2206	972-739-2216	kwinn@studley.com
Monica Martinez	SSA	214-767-0204		MONICA.MARTINEZ@SSA.G
Judith Hamilton	SSA	(409) 924-6400		Judith.Hamilton@SSA.gov
Kyle Hartz	GSA	817/978-7033	—	Kyle.hartz@gsa.gov
Jimmy Ferguson	GSA	817-978-7451 817-917-3341		jimmy.ferguson@gsa.gov
Wanda Bush	SSA/ODAR	214-767-9421		wanda.bush@ssa.gov
Yolanda Barron	SSA/ODAR	214-767-8547		yolanda.barron@ssa.gov
Rick Prieto	SSA Facilities	214-767-3104		ricardo.prieto@ssa.gov
David Bowman	SSA-FO 818	409 924-6400		David.Bowman@ssa.gov
Stefanie Boilin	SSA/ODAR	713 654 [illegible]		Stefanie.boilin@ssa.gov
Harry William	SSA/OHA	713 654-1082		Harry L William @ ss[illegible]
John Pinion	Pinion Design & Contracting Inc.	405-7896969	7896981	pinionconst@AOL.com
Tom Pinion	S&J	405-756-0350		TomPinion@SJGLOBAL.NET
Mike Chase	CFH ARCHITECTS	918.747.8225	918.747.8004	cfh@cfharchitects.com
Scott Standridge		405/756-6077		Stanjack@earthlink.net
[illegible]	GSA	[illegible] 504 389 6074		[illegible]

EXHIBIT A BASE PLANS


EMPLOYEE COVERED ENTRY
SUPPLY 445 S.F. 19'-4"x24'-10"
DATA ROOM 251 S.F. 11'-4"x22'-2"
VIDEO-CONF 502 S.F. 24'-0"x20'-0"
MULTIPURPOSE 636 S.F. 24'-0"x26'-0"
ELEC 120 S.F. 11'-0"x11'-0"
MEN'S RR 157 S.F.
WOMEN'S RR 159 S.F.
FILES 464 S.F. 28'-0" 22'-2"
JAN 128 S.F. 18'-4"x7'-0"
CLOS. 84 S.F. 14'-4"x5'-6"
KITCHEN 124 S.F. 8'-0"x 15'-0"
ASS'T MANAGER 179 S.F. 16'-4"x11'-0"
COAT CLOSET 22 S.F.
MANAGER 194 S.F. 13'-4"x15'-0"
OPEN AREA 9026 S.F. 54'-4"x116'-0"
MAR 127 S.F. 12'-0"x10'-7"
P.I. 100 S.F. 10'-11" x9'-1"
FEI #1 716 S.F.
RECEPTION 2660 S.F. 40'-6"x57'-0"
WOMEN'S RR 178 S.F.
MEN'S RR 177 S.F.
FEI #2 513 S.F.
VESTIBULE 218 S.F. 18'-0"x16'-2"

INITIALS

GOV'T	LESSOR
[signature]	[signature]

Winn, Kelly

From: george.saunders@gsa.gov

Sent: Wednesday, November 28, 2007 4:01 PM

To: Winn, Kelly

Subject: Fw: SSA Design Meeting in Beaumont Thursday

Another heads up.

George R. Saunders
Realty Specialist
General Service Administration
Office 504 589 6094 - Extension 130
Fax: 504 589 6698
Cell: 504 416 5080
george.saunders@gsa.gov

-----Forwarded by George R. Saunders/7P/R07/GSA/GOV on 11/28/2007 04:00PM -----

> To: George R. Saunders/7P/R07/GSA/GOV@GSA, Vicki L. Gilbert/7P/R07/GSA/GOV@GSA
> From: Leenette Wilke/7P/R07/GSA/GOV
> Date: 11/27/2007 04:39PM
> cc: daivd.bowman@ssa.gov, judith.hamilton@sas.gov, tim_oquinn@ssa.gov, monica_martinez@ssa.gov
> Subject: SSA Design Meeting in Beaumont Thursday
>
> Hey George,
>
> I'm the local GSA Rep for Beaumont, I just had two things to add to discussion for Thursday if not already on the plans:
>
> 1. Automatic Door Openers for the employee entrance door - both sides
>
> 2. Automatic Door Opening for the entrance (from the employee work area) into the customer lobby to be used to employees calling customers back for consultations
>
> 3. Overtime Air Conditioning - should be planned in the lease if needed to cool areas after-hours and weekends for the LAN Room
>
> 4. Custodial Closet - There was not one built in Port Arthur - The custodial supplies/compounds and the building materials cannot be located in an electrical or mechanical closet as you know - There is no place in the Port Arthur building for this.
>
> I believe it a very good thing to have a custodial closet where cleaning supplies, MSDS Sheet and A CUSTODIAL SINK are located to keep things in order, safe, and an area where the custodial contractor is responsible for maintaining.
>
> Thanks so much for consideration, Leenette

Winn, Kelly

From: george.saunders@gsa.gov

Sent: Wednesday, November 28, 2007 4:00 PM

To: Winn, Kelly

Subject: Fw: SSA In Beaumont - Notice of Building

Kelly:

Just a heads up.

A concern that will come up tomorrow,

George
George R. Saunders
Realty Specialist
General Service Administration
Office 504 589 6094 - Extension 130
Fax: 504 589 6698
Cell: 504 416 5080
george.saunders@gsa.gov

-----Forwarded by George R. Saunders/7P/R07/GSA/GOV on 11/28/2007 03:56PM -----

To: George R. Saunders/7P/R07/GSA/GOV@GSA, Vicki L. Gilbert/7P/R07/GSA/GOV@GSA
From: Leenette Wilke/7P/R07/GSA/GOV
Date: 11/28/2007 11:20AM
cc: Norman D. Pannell/7P/R07/GSA/GOV@GSA, Raymond D. Wilson/7P/R07/GSA/GOV@GSA
Subject: SSA In Beaumont - Notice of Building

George/Vicki

One thing I wanted to let you know:

They are building a new bank on the corner of Major and Dishman then I understand the SSA Building is going behind that and my friend whose President of YMCA told me his new building is going right down the road to (Closer to Keith Road) - I saw the drawings last week, work starts in early 2008 and its a large facility...

This area doesn't have very much runoff capability except the drainage ditches next to the road; isn't it true that part of hte lease requires the builder to work through city and get the roads widened to allow a turn lane

In designing SSA with the problems we have related to the grades and water infiltration, I wanted you to know about this for consideration in design - I know George that you, Rahe and everyone are working on these issues and thought it important to let you know about future building

trying to keep our building dry as new construction takes away the "green land" - I worry about ditches overflowing and water pooling in the parking areas.....

Have a good day,

Leenette Wilke
Customer Service Specialist

STANDARD FORM 2
FEBRUARY 1965 EDITION
GENERAL SERVICES
ADMINISTRATION
FPR (41 CFR) 1-16.601

U.S. GOVERNMENT
LEASE FOR REAL PROPERTY

DATE OF LEASE November 13, 2007

LEASE NO. GS-07B- 16402

THIS LEASE, made and entered into this date by and between Rocky Bluff, LLC

whose address is 103 S E 2nd
Lindsay, OK 73052

and whose interest in the property hereinafter described is that of Owner

hereinafter called the Lessor, and the UNITED STATES OF AMERICA, hereinafter called the Government:

WITNESSETH: The parties hereto for the consideration hereinafter mentioned, covenant and agree as follows:

1. The Lessor hereby leases to the Government the following described premises:

18,609 rentable (16,181 ANSI/BOMA Office Area) square feet to be constructed on Dishman Road and North Major Drive in the City of Beaumont, Jefferson County, Texas containing approximately 3.34 acres (as described in Exhibit B attached hereto), and ninety-eight (98) on site parking spaces to be used for such general office purposes as determined by the General Services Administration. The common area factor is agreed to as 15.00%. Actual amount of space may exceed 16,181 ANSI/BOMA Office Area square feet at no additional cost to the Government.

~~2. TO HAVE AND TO HOLD the said premises with their appurtenances for the term beginning on ______ through ______, subject to termination and renewal rights as may be hereinafter set forth.~~

PARAGRAPH 2 IS DELETED AND REPLACED BY PARAGRAPH 24.

~~3. The Government shall pay the Lessor annual rent of $______ at the rate of $______ per ______ in arrears. Rent for a lesser period shall be prorated. Rent checks shall be made payable to:~~

PARAGRAPH 3 IS DELETED AND REPLACED BY PARAGRAPH 25.

4. The Government may terminate this lease at any time after the 10th year by giving at least sixty (60) days notice in writing to the Lessor and no rental shall accrue after the effective date of termination. Said notice shall be computed commencing with the day after the date of mailing.

~~5. This lease may be renewed at the option of the Government, for the following terms and at the following rentals:~~

DELETED WITHOUT SUBSTITUTION

~~provided notice be given in writing to the Lessor at least ______ days before the end of the original lease term or any renewal term; all other terms and conditions of this lease shall remain the same during any renewal term. Said notice shall be computed commencing with the day after the date of mailing.~~

6. The Lessor shall furnish to the Government, as part of the rental consideration, the following:

a. Facilities, services, utilities, maintenance and tenant improvements shall be provided within 180 working days of the issuance of the Notice to Proceed by the Government, and in accordance with the terms of the attached Solicitation for Offers 4TX0135.

b. Ninety-eight (98) parking spaces, not including handicap spaces, shall be provided on site in paved and lighted parking lot as part of the rental consideration. Employee and visitor parking shall be separate and each shall include 49 spaces, not including handicap spaces.

7. The following are attached and made a part hereof:
Sheets 3 – 5 containing paragraphs 9 – 28 to Lease GS-07B- (3 pages)
Solicitation For Offers 4TX0135 (44 pages)
Exhibit A, Base Plans (2 pages)
Exhibit B, Legal Description (1 page)
Supporting SFO Information (2 pages)
Special Requirements Social Security Administration (67 pages)
SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for site preparation, dated May 1, 2006 (24 pages)
Smith Group Panelboards Section Index, Section 16470 (7 pages)
Smith Group Telecommunications Cabling Index, Section 16710 (13 pages)
Price Component Schedule (6 pages)
General Clauses GSA Form 3517B (Rev. 11/05) (33 pages)
Representations and Certifications, GSA Form 3518 (Rev. 7/04) (7 pages)

8. The following changes were made in this lease prior to its execution:
Paragraph 2 of SF-2 was deleted and replaced in its entirety by Paragraph 24 of Sheet 5
Paragraph 3 of SF-2 was deleted and replaced in its entirety by Paragraph 25 of Sheet 5
Paragraph 5 was deleted in its entirety without substitution.

IN WITNESS WHEREOF, the parties hereto have hereunto subscribed their names as of the date first above written.

LESSOR Rocky Bluff, LLC

BY Scott King Manager (Signature) ______ (Signature)

IN PRESENCE OF:

Mark Wright (Signature) 103 SE 2nd Lindsay, OK 73052 (Address)

UNITED STATES OF AMERICA

BY Vick Moore (Signature)

GENERAL SERVICES ADMINISTRATION
Contracting Officer
General Services Administration
819 Taylor Street, Room 12A4, 7PE
Fort Worth, TX 76102
(Official title)

STANDARD FORM 2
FEBRUARY 1965 EDITION

Sheet 3, Attached to and made part of Lease GS-07B-16402
Dishman Road and North Major Drive in the City of Beauont, Jefferson County, Texas

9. This lease will be supplemented to show the actual effective date and the exact amount of square footage after the space has been prepared, mutually measured and accepted by the Contracting Officer.

10. All questions pertaining to this Lease shall be referred to the Contracting Officer of General Services Administration (GSA) or their designee. The Government occupant is not authorized to administer this lease, and GSA assumes no responsibility for any cost incurred by the Lessor except as provided by the terms of this Lease or authorized in writing by Contracting Officer or their designee.

11. The Lessor will not be reimbursed for any services not provided for in this lease, including but not limited to repairs, alterations, or overtime services, nor will any rental be paid for occupancy in whole or in part, except for the lease term specified herein.

12. Per the Debt Collection Improvement Act, effective July 27, 1996, Electronic Funds Transfer (EFT) shall be required on all existing and new leases/contracts not later than January 1, 1998. An enrollment form is attached to be completed and returned with this contract.

13. (a) Within 180 working days after the issuance of the Notice to Proceed by the Government, the space shall be constructed in accordance with Solicitation for Offers 4TX0135 and floor plans, and be ready for occupancy. The space shall comply with the handicap accessibility requirements of the solicitation.

(b) An engineered plan will be provided by the Government and will be incorporated by Supplemental Lease Agreement to establish the final location for junction boxes and connections to the systems furniture power poles. The Lessor's electrical contractor will connect systems furniture to the junction boxes after the systems furniture has been installed by the furniture vendor. The electrical contractor will be available for the pre-installation meeting approximately 30 days prior to acceptance of space to meet with the furniture vendor and determine phasing requirements.

(c) The Lessor's cable vendor shall install cable and connectors in accordance with the specifications that will be incorporated with the floor plan. The cable vendor will be available for the pre-installation meeting approximately 30 days prior to acceptance of space to determine phasing requirements.

(d) The Lessor shall provide a drawing of the electrical riser diagram within 30 days of receipt of the design intent drawings so that the government's engineering firm can produce the electrical drawing for the systems furniture and local area network.

14. In addition, within 180 working days after issuance of the Notice to Proceed by the Government, the space shall be constructed and ready for occupancy and shall comply with fire safety and architectural specifications required in the solicitation and also:

(a) Properly seal all floor penetrations in telephone rooms and utility passages with noncombustible materials to provide a fire resistance rating equal to that of the floor.

(b) Install exit lights within the space.

(c) Install battery operated emergency lighting within the space.

(d) The rental rate includes the cost of installing and maintaining a fire alarm system/and or building sprinkler system, as applicable, within the Government leased space.

15. In accordance with provisions of Paragraphs 3.4 Tax Adjustments, 3.6 Operating Costs, and 3.7 Operating Costs Base, of the Solicitation for Offers 4TX0135, the following parameters are established:

INITIALS

GOV'T	LESSOR
[illegible]	[illegible]

Sheet 4, Attached to and made part of Lease GS-07B- 16402
Dishman Road and North Major Drive in the City of Beauont, Jefferson County, Texas

(a) The lease is subject to operating cost escalation. For operating cost adjustment, the operating costs are established at $4.976 per rentable square foot. The base cost of services is established at $92,600.00 based on $4.976 for 18,609 rentable square feet.

(b) The lease is subject to real estate tax escalation. The base year is the first year of full assessment after construction of the building. For tax escalation in accordance with terms of Paragraph 3.4, the percentage of occupancy is 100 percent. The base year tax statement will be submitted within 60 days after payment to establish the base year taxes. If the tax statement is for multiple parcels or buildings, the value of each property shall be defined.

(c) The Adjustment for Vacant space is $2.00 per rentable square foot to be applied if the space is vacated in whole or part.

16. In accordance with Paragraph 7.3, Overtime Usage, the overtime HVAC services will be provided at the rate of $7.50 per hour. Overtime rates shall not be paid during normal building operation hours of 6:30 am to 5:30 pm Monday through Friday.

17. The annual rental rate is firm and will not be adjusted based on the mutual measurement, except as provided in clause 552.270-20, page 10, paragraph 26 of the GSA Form 3517B. The rate per square foot for annual rent and for the base year service cost will be modified to reflect the final measurement.

18. Construction drawings should be prepared and a pre-construction meeting scheduled with the contracting officer and agency personnel within 90 days of the execution of this lease by the Government. Three copies of construction drawings should be sent to the contracting officer for review prior to the meeting.

19. The Lessor will provide 2 CAD disks of "as built" drawings to the contracting officer within thirty (30) days of completion of construction.

20. The Lessor will notify the contracting officer fourteen (14) days prior to scheduled completion of construction at 30 percent, 60, 90 and 100 percent completion for purposes of scheduling inspections.

21. Janitorial cleaning/maintenance is to be performed during daytime tenant working hours, Monday through Friday, except for Federal holidays.

22. In the event a deed to the leased premises is not delivered to Lessor, or if Lessor does not otherwise acquire marketable title to the leased premises within thirty (30) days after the date of execution of this lease by the Government, then this lease, at the option of the Government, may be terminated and declared null and void.

23. Paragraph 2 is deleted in its entirety and the following is substituted therefore:

"TO HAVE AND TO HOLD the said premises with their appurtenances for the term beginning on the date the leasehold improvements to be constructed by Lessor are substantially completed and the Government accepts the lease premises. The date of substantial completion is estimated to be 180 working days issuance of the Notice to Proceed by the Government, through 15 years, subject to terms stated within."

24. Paragraph 3 is deleted in its entirety and the following is substituted therefore:

"3. The Government shall pay the Lessor annual rent payable monthly in arrears at the following rate:

Years 1-15 - $553,107.92 at the rate of $46,092.33 per month in arrears based on $29.72 per rentable square foot. The shell rental rate for Months 1-3, shall be abated. The rent for Months 1-3 following the shell

INITIALS	
GOV'T	LESSOR
[initials]	[initials]

Sheet 5, Attached to and made part of Lease GS-07B- 16402
Dishman Road and North Major Drive in the City of Beauont, Jefferson County, Texas

rental abatement ($31,805.88 ~~$30,704.85~~ per month based on a shell rental rate of $20.51 ~~$19.80~~/rsf/year) shall be $15,387.48 per month. Rent for a lesser period shall be prorated.

Rent checks shall be made payable to:

Rocky Bluff, LLC
103 S E 2nd
Lindsay, OK 73502"

25. The rental consideration includes all costs for the warm lit shell as defined by the solicitation for offers, and all costs for tenant finish as defined by the solicitation for offers. All requirements as defined by the solicitation for offers and lease will be met without additional cost. A lump sum payment is not authorized.

26. The tenant finish costs of $578,843.49 are amortized for a period of 120 months at 6.5%.

27. The Lessor hereby waives and forever relinquishes any right to make a claim against the Government for restoration arising from alteration or removal of any alteration by the Government during the term of this lease or any extensions. Alterations completed by either the Government or Lessor including initial build out of the lease space and / or any subsequent modifications required during the lease period. At the Government's sole discretion alterations will remain in the leased space after termination of the lease contract will become property of the Lessor.

28. The amount of $165,932.38 for the broker's fee is established. This amount is based on an average base rental rate of $29.72 per rsf X 18,609 rsf X 10 years X 3.0% = $165,932.38. Fifty percent (50%) of this amount is due and payable within 30 days of lease award by certified check and the remaining fifty percent (50%) is payable at lease occupancy to:

Studley, Inc.
15303 N. Dallas Parkway, Suite 1200
Addison, Texas 75001

INITIALS	
GOV'T	LESSOR
olly	[illegible]

GENERAL SERVICES ADMINISTRATION PUBLIC BUILDINGS SERVICE **SUPPLEMENTAL LEASE AGREEMENT**	SUPPLEMENTAL AGREEMENT NO. 1	DATE 11-25-08
	TO LEASE NO. GS-07B-16402	
ADDRESS OF PREMISES 8455 Dishman Road Beaumont, Texas 77706		

This agreement, made and entered into this date by and between Rocky Bluff LLC

whose address is 103 SE 2nd
Lindsay, Oklahoma 73052

hereinafter called the Lessor, and the UNITED STATES OF AMERICA, hereafter called the Government:

WHEREAS, the parties hereto desire to amend the above Lease.

NOW THEREFORE, these parties for the considerations hereinafter mentioned covenant and agree that the said Lease dated November 13, 2007 is amended, effective **November 24, 2008** as follows:

The purpose of this Supplemental Lease Agreement (SLA) Number 1, to lease GS-07B-16402, is hereby issued to issue a notice-to-proceed (NTP) for tenant improvements in the facility to be constructed at 8455 Dishman Road, Beaumont, Texas and to provide for payment of above standard items installed at the tenant's request.

I. Paragraph 29 is hereby added and made a part of the lease.

"29. Upon completion of alterations, the Government shall pay the Lessor a one time lump sum payment in the amount of **$214,272.54**. The additional items shall be as follows:

SSA: ADD for future interview window $5,044.00; ADD 4 automatic door openers $8,462.00; Change to CAT 6 data cable $5,900.00; Deduct for carpet in multi-purpose room -$3,683.00; ADD for ceramic tile in multi-purpose room $4,225.00. Total additions for SSA are **$19,948.00.**

ODAR: ADD to include ODAR facility at this location $168,651.54 (cost includes additional TI over base allowance); ADD additional public restroom to waiting area $10,883.00; ADD storage cabinet for judges $2,000.00; Redesign parking area and ADD 14 additional parking spaces $12,790.00. Total additions for ODAR are **$194,324.54.**

Upon completion of alterations, the lease will be supplemented to reflect the commencement date of the lease.

Paragraph I CONTINUED ON PAGE 2 ATTACHED AND MADE A PART HEREOF

All other terms and conditions of the lease shall remain in force and effect.
IN WITNESS WHEREOF, the parties subscribed their names as of the above date.

LESSOR: ROCKY BLUFF LLC

BY [signature] (Signature) — Manager (Title)

IN PRESENCE OF

[signature] (Signature) — PO Box 746 Lindsay OK 73052 (Address)

UNITED STATES OF AMERICA

BY [signature] (Signature)

CONTRACTING OFFICER
GENERAL SERVICES ADMINISTRATION
819 Taylor Street, Room 12B Fort Worth, TX 76102
(Official Title)

The original invoice must be submitted directly to the GSA Finance office at the following address:

General Services Administration
FTS and PBS Payment Division (7BCP)
PO Box 17181
Fort Worth, TX 76105-0181\

A copy of the invoice must be provided to the Contracting Officer at the following address:

General Service Administration
Attention: Kelly Hantz
Real Property Leasing Branch, Team B (7PEL)
819 Taylor St., Rm 12B
Fort Worth, TX 76102

A proper invoice must be on the Lessor's company letterhead and include the following:

- Invoice Date
- Name of the Lessor as shown on the Lease
- Lease contract number and building address
- Description, price, and quantity of items delivered
- GSA PDN# PS

If the invoice is not submitted on company letterhead, the person(s) with whom the Lease contract is made must sign the invoice.

END OF SUPPLEMENTAL LEASE NO. 1

INITIALS

GOV'T	LESSOR
KH	[signature]

GENERAL SERVICES ADMINISTRATION PUBLIC BUILDINGS SERVICE **SUPPLEMENTAL LEASE AGREEMENT**	SUPPLEMENTAL AGREEMENT NO. 2	DATE 9-25-09
	TO LEASE NO. GS-07B-16402	

ADDRESS OF PREMISES 8455 Dishman Road
Beaumont, Texas

This agreement, made and entered into this date by and between Rocky Bluff LLC

whose address is: 103 SE 2nd
Lindsay, Oklahoma 73052

hereinafter called the Lessor, and the UNITED STATES OF AMERICA, hereafter called the Government:

WHEREAS, the parties hereto desire to amend the above Lease.

NOW THEREFORE, these parties for the considerations hereinafter mentioned covenant and agree that the said Lease dated November 13, 2007 is amended, effective upon execution by the Government, as follows:

I. Paragraph 1 of the Lease shall be deleted and replaced with the following:

"1. The Lessor hereby leases to the Government the following described premises:

18,609 rentable (16,181 ANSI/BOMA Office Area) square feet to be constructed on Dishman Road and North Major Drive in the City of Beaumont, Jefferson County, Texas containing approximately 3.34 acres (as described in Exhibit B attached hereto), and one hundred and twenty-four (124) on site parking spaces to be used for such general office purposes as determined by the General Services Administration. The space shall be occupied by SSA and ODAR. SSA shall occupy 15,834 rentable square feet and ODAR shall occupy 2,775 rentable square feet. The common area factor is agreed to as 15.00%. Actual amount of space may exceed 16,181 ANSI/BOMA Office Area square feet at no additional cost to the Government."

II. Paragraph 4 of the lease shall be deleted and replaced with the following:

"The Government may terminate this lease at any time after July 16, 2019 by giving at least sixty (60) days notice in writing to the Lessor and no rental shall accrue after the effective date of termination. Said notice shall be computed commencing with the day after the date of mailing."

Continued on Page 2

All other terms and conditions of the lease shall remain in force and effect.
IN WITNESS WHEREOF, the parties subscribed their names as of the above date.

LESSOR: ROCKY BLUFF, LLC

BY [signature] (Signature) — Manager (Title)

IN PRESENCE OF

Marla Wright (Signature) — P.O. Box 746 Lindsay OK 73052 (Address)

UNITED STATES OF AMERICA

BY Kelly Hantz (Signature)

CONTRACTING OFFICER
GENERAL SERVICES ADMINISTRATION
819 Taylor Street, Room 5C05 Fort Worth, TX 76102
(Official Title)

GSA Form 276 (Jul. 67)

III. Paragraph 6. b. of the Lease shall be deleted and replaced with the following:

"6.b. One hundred and twenty-four (124) total parking spaces, including handicap, shall be provided on site in a paved and lighted parking lot as part of the rental consideration. Employee and visitor parking shall be separate and shall include 58 employee parking space and 66 visitor parking spaces (including handicap). Parking for each agency shall be divided as follows: Employee Parking – SSA shall have 49 employee parking spaces and ODAR – 9 employee parking spaces. Visitor Parking – SSA shall have 49 visitor parking spaces and ODAR shall have 17 visitor parking spaces."

IV. Paragraph 23 of the Lease shall be deleted and replaced with the following:

"TO HAVE AND TO HOLD the said premises with their appurtenances for the term beginning on July 17, 2009, and continuing for a term through 10 years, expiring July 16, 2024, unless earlier terminated by the Government as described in Paragraph 4 of the lease."

V. Paragraph 29 of the Lease shall be deleted and replaced with the following:

"29. Upon completion of alterations, the Government shall pay the Lessor a one time lump sum payment in the amount of **$203,745.13** for alterations in the ODAR space. The additional items shall be as follows:

ODAR: ADD to include ODAR facility at this location $168,651.54 (cost includes additional TI over base allowance); ADD additional public restroom to waiting area $10,883.00; ADD storage cabinet for judges $2,000.00; Redesign parking area and ADD 14 additional parking spaces $12,790.00; ADD change color on chair rail, benches and chairs $5,832.59; ADD change locks in hearing rooms $3,000.00; ADD furnish and install one (1) IG electrical outlet for the copier $588.00. Total additions for ODAR are **$203,745.13.**

The original invoice must be submitted directly to the GSA Finance office at the following address:

General Services Administration
FTS and PBS Payment Division (7BCP)
PO Box 17181
Fort Worth, TX 76105-0181

A copy of the invoice must be provided to the Contracting Officer at the following address:

General Service Administration
Attention: Kelly Hantz, Contracting Officer
Real Property Leasing Branch, Team B (7PEL)
819 Taylor St., Rm 5C05
Fort Worth, TX 76102

A proper invoice must be on the Lessor's company letterhead and include the following:

- Invoice Date
- Name of the Lessor as shown on the Lease
- Lease contract number and building address
- Description, price, and quantity of items delivered
- GSA PDN# PS0015056

If the invoice is not submitted on company letterhead, the person(s) with whom the Lease contract is made must sign the invoice."

END OF SLA No 2


INITIALS
GOV'T
LESSOR

ROCKY BLUFF, LLC
P.O. Box 746
LINDSAY, OK 73052
405/756-4394
FAX 405/756-9805

September 10, 2009

General Services Administration
FTS and PBS Payment Division (7BCP)
P.O. Box 17181
Fort Worth, TX 76105-0181

RE: Rocky Bluff, LLC
Contract # GS-07B-16402
GSA PDN# PS0015056
8455 Dishman Road
Beaumont, TX 77706

Submitting invoice for the completions of alterations on the Beaumont, TX ODAR building for the sum of $203,745.13. The additional items as follows:

ODAR: **ADD** to include ODAR facility at this location $168,651.54 (cost includes TI over base allowance); **ADD** additional public restroom to waiting area $10,883.00; **ADD** storage cabinet for judges $2,000.00; Redesign parking area and **ADD** 14 additional parking spaces $12,790.00; **ADD** change color on chair rail, benches and chairs$5,832.59; **ADD** change locks in hearing rooms $3,000.00; **ADD** furnish and install (1) IG electrical outlet for the copier $588.00. Total additions for ODAR are $203745.13.

Please make payable to: Rocky Bluff, LLC
P.O. Box 746
Lindsay, OK 73052
Fed ID# 02-0770602

Cordially,

Scott Standridge
Rocky Bluff, LLC, Manager



Supplemental Lease Agreement
Number 3

Lease Number:	LTX16402	**Date:** 10-13-09

ADDRESS OF PREMISES 8455 Dishman Rd
Beaumont, TX ~~77706~~ 77713

THIS AGREEMENT, made and entered into this date by and between ~~Rock~~ Rocky Bluff, L.L.C.
whose address is 103 ~~400~~ SE 2nd
Lindsay, OK ~~73062~~ 73052

hereinafter called the Lessor, and the **UNITED STATES OF AMERICA**, hereinafter called the Government:

WHEREAS, the parties hereto desire to amend the above Lease.]

NOW THEREFORE, these parties for the considerations hereinafter mentioned covenant and agree that the said Lease is amended, effective July 17, 2009 as follows:

I. Paragraph 1 and 24 of the lease shall be deleted and replaced with the following:

"1. The Lessor hereby leases to the Government the following described premises:

18,609 rentable (16,181 ANSI/BOMA Office Area) square feet to be constructed on Dishman Road and North Major Drive in the City of Beaumont, Jefferson County, Texas, containing approximately 3.34 acres (as described in Exhibit B attached hereto) and ninety-eight (98) on site parking spaces to be used for such general office purposes as determined by the General Services Administration. The common area factor is agreed to as 1.15005231%. Actual amount of space may exceed 16,181 ANSI/BOMA Office Area square feet at no additional cost to the Government."

"24. The Government shall pay the Lessor annual rent payable monthly in arrears at the following rate.

TERM	RATE PER RSF	MONTHLY RENT	ANNUAL RENT
Jul 17, 2009 to Oct 16, 2009	$9.214261916	$14,289.30	$171,468.20
Oct 17, 2009 to Oct 16, 2019	$29.723600	$46,092.3267	$553,107.92
Oct 17, 2019 to Jul 16, 2024	$29.7236	$46,092.3267	$553,107.92

NOTE: Lessor has agreed to shell rental abatement for months 1 through 3. Rent due 1 through 3 is equal to Operating Expenses and Tenant Improvement Amortization.

All other terms and conditions of the lease shall remain in force and effect.

IN WITNESS WHEREOF, the parties subscribed their names as of the above date.

Lessor, Rocky Bluff, L.L.C.

By [signature] (Signature) Manager (Title)

In Presence of

[signature] (Signature) P.O. Box 746 Lindsay OK 73052 (Address)

United States Of America, General Services Administration, Public Buildings Service.

[signature] Contracting Officer CO Kelly Hantz

Form 276



TERM	SHELL RENT ANNUAL	OPERATING EXPENSES ANNUAL	TENANT IMPROVEMENTS ANNUAL
Jul 17, 2009 to Oct 16, 2009	$0.00	$92,600.00	$78,868.20
Oct 17, 2009 to Oct 16, 2019	$381,639.72	$92,600.00	$78,868.20
Oct 17, 2019 to Jul 16, 2024	$460,507.92	$92,600.00	$0.00

Rent for a lesser period shall be prorated. The Lessor and Government both acknowledge and agree this shall be a full service lease agreement in accordance with SFO7TX2188.

Rent shall be made payable to:

Rocky Bluff, LLC dba Standridge Development, LLC
103 S,E, 2nd Street
Lindsay, OK 73052

INITIALS: [initials] & [initials]
LESSOR GOV'T

GENERAL SERVICES ADMINISTRATION PUBLIC BUILDINGS SERVICE **SUPPLEMENTAL LEASE AGREEMENT**	SUPPLEMENTAL AGREEMENT **NO. 4** (THREE PAGES)	DATE
	TO LEASE NO. **GS-07B-16402**	

ADDRESS OF PREMISES 8455 Dishman Road
Beaumont, TX 77713

THIS AGREEMENT, made and entered into this date by and between

ROCKY BLUFF, L.L.C.

whose address is 103 S.E. 2nd Street
Lindsay, OK 73052

hereinafter called the Lessor, and the UNITED STATES OF AMERICA, hereafter called the Government:

WHEREAS, the parties desire to amend the above Lease for the purpose of providing for the herein described tenant improvements / alterations to the leased premises, on the terms and conditions set forth below:

NOW THEREFORE, the parties for the considerations hereinafter mentioned covenant and agree that the said Lease is amended as set forth in this Supplemental Lease Agreement number four (SLA # 4), as follows:

***** SEE ATTACHED ADDENDUM – SLA NUMBER FOUR (4) –**

– PAGES 2 THROUGH 3 ***

All other terms and conditions of the lease shall remain in force and effect.

LESSOR: ROCKY BLUFF, L.L.C.

BY ________________ (Signature) Manager (Title)

IN PRESENCE OF

________________ (Signature) P.O. Box 746 Lindsay, OK 73052 (Address)

UNITED STATES OF AMERICA

BY ________________ (Signature)

CONTRACTING OFFICER
GENERAL SERVICES ADMINISTRATION
819 TAYLOR ST., FT. WORTH, TX 76102
(Official Title)

GSA Form 276 (Jul. 67)

GSA Lease No.: GS-07B-16402
Lessor: Rocky Bluff, L.L.C.
Location: Beaumont, Texas

CONTINUED (ADDENDUM) –

1. Tenant Improvements / Alterations. Lessor to provide tenant improvements (TI) / alterations to the leased premises generally described as "provide and install (all labor and materials) automatic doors / openers to accommodate disabled employees". The requirements and specified cost for the Lessor provided goods, services and materials is more particularly described on the following attachments to this SLA # 4:

   A. Lessor's quote attached to this SLA # 4 as Exhibit "1" (1 page).

2. Cost of Tenant Improvements / Alterations. Cost of the referenced tenant improvements / alterations is **$12,738.90** and will be paid in a lump sum payment.

3. Lessor Submission of Invoice for Payment. Upon completion of the work and subsequent inspection / acceptance by the Government, the Lessor shall submit to GSA an invoice for **$12,738.90** for the alterations. Said invoice shall include the name and address of the Lessor as shown on this document, the lease number, SLA Number, and Pegasys Document Number (PDN). The Lessor is to provide a copy to the Contracting Officer.

   PDN / PS #: PS0016588

4. Alterations Will Remain Property of Lessor. The tenant improvements / alterations provided for will remain the property of the Lessor and Lessor waives restoration.

All other terms and conditions of the lease remain unchanged.

*** END – SUPPLEMENTAL LEASE AGREEMENT, NUMBER FOUR (4) ***

INITIALS

GOV'T: VLA

LESSOR: [signature]

ROCKY BLUFF, LLC
P.O. BOX 746
LINDSAY, OKLAHOMA 73052
OFFICE 405.756.4394
FAX: 405.756.9865

IN RE: BID ON AUTOMATIC DOORS FOR INSIDE OF BUILDING
PER REQUEST OF DAVID BOWMAN

2-3'0 X 7'0 DOORS, CLEAR GLASS- INTERIOR RECORD AUTOMATIC DOOR OPENERS-	8,743.00
ALL ELECTRICAL TO DOOR	1,000.00
TAX	803.80
CONTRACTOR FEES	974.30
OWNER CARRYING CHARGE AND INSPECTION	1,217.80
TOTAL PRICE INCLUDING ALL CHARGES	$12,738.90

NOTE: This is best bid I received. Does meet all ADA and compliance standards.

ROCKY BLUFF, LLC
P.O. BOX 746
LINDSAY, OKLAHOMA 73052
OFFICE 405.756.4394
FAX: 405.756.9805

IN RE: BID ON AUTOMATIC DOORS FOR INSIDE OF BUILDING
PER REQUEST OF DAVID BOWMAN

2-3'0 X 7'0 DOORS/ CLEAR GLASS- INTERIOR RECORD AUTOMATIC DOOR OPENERS-	8,743.00
ALL ELECTRICAL TO DOOR	1,000.00
TAX	803.80
CONTRACTOR FEES	974.30
OWNER CARRYING CHARGE AND INSPECTION	1,217.80
TOTAL PRICE INCLUDING ALL CHARGES	$12,738.90

NOTE: This is best bid I received. Does meet all ADA and compliance standards.



Supplemental Lease Agreement
Number 5

Lease Number:	LTX16402	**Date:**	February 19, 2010
ADDRESS OF PREMISES	8455 Dishman Rd Beaumont, TX 77713-4235		

THIS AGREEMENT, made and entered into this date by and between Rocky Bluff, L.L.C. dba Standridge Development L.L.C.

whose address is
103 SE 2nd
Lindsay, OK 73052-5601

hereinafter called the Lessor, and the **UNITED STATES OF AMERICA**, hereinafter called the Government:

WHEREAS, the parties hereto desire to amend the above Lease.

NOW THEREFORE, these parties for the considerations hereinafter mentioned covenant and agree that the said Lease is amended, effective July 17, 2009 as follows:

I. Paragraph 30 is hereby added and made a part of the lease.

"30. Upon completion of alterations, the Government shall pay the Lessor a one time lump sum payment in the amount of $37,547.44 for additional items and changes requested by SSA. The additional items shall be as follows:

SSA: ADD for future interview window $5,044.00; ADD 4 automatic door openers $8,462.00; Change to CAT 6 data cable $5,900.00; DEDUCT for carpet in multi-purpose room -$3,683.00; ADD for ceramic tile in multi-purpose room $4,225.00; ADD for Data Cable Changes $14,262.32, and ADD for Additional Electrical outlets$3,337.12. The SSA requested Change Orders are outlined on the attached Exhibit A (1 page). The total cost for the SSA requested changes are $37,547.44.

The original invoice must be submitted directly to the GSA Finance office at the following address:

General Services Administration
FTS and PBS Payment Division (7BCP)
PO Box 17181
Fort Worth, TX 76105-0181

CONTINUED ON PAGE 2

All other terms and conditions of the lease shall remain in force and effect.

IN WITNESS WHEREOF, the parties subscribed their names as of the above date.

Lessor: Rocky Bluff, L.L.C. dba Standridge Development L.L.C.

By _______________ (Signature) Manager (Title)

In Presence of

_______________ (Signature) P.O. Box 746 Lindsay OK 73052 (Address)

United States Of America, General Services Administration, Public Buildings Service.

_______________ Leasing Contracting Officer

Contracting Officer Kelly Hantz

Form 276



A copy of the invoice must be provided to the Contracting Officer at the following address:

General Service Administration
Attention: Kelly Hantz
Real Property Leasing Branch, Team B (7PEL)
819 Taylor St., Rm 5C05
Fort Worth, TX 76102

A proper invoice must be on the Lessor's company letterhead and include the following:

- Invoice Date
- Name of the Lessor as shown on the Lease
- Lease contract number and building address
- Description, price, and quantity of items delivered
- GSA PDN# PS0016759

If the invoice is not submitted on company letterhead, the person(s) with whom the Lease contract is made must sign the invoice."

END OF SLA No 5

INITIALS: [signature] & [initials]
LESSOR GOV'T

Lease No GS-07B-16402
SLA No. 5
Exhibit A

ORDER #	DESCRIPTION	AUTHORIZED	NOT AUTHORIZED	AMOUNT
1	ADD: Future Interview Windows	X		$5,044.00
2	ADD: 4 - Automatic Door Openers	X		$8,462.00
3	ADD: CAT 6 Data Cabling (net ADD price)	X		$5,900.00
4	DEDUCT: Carpet in Multi-purpose Room	X		<$3,683.00>
5	ADD: Ceramic in Multi-purpose Room	X		$4,225.00
6	ADD: Data Cable Changes	X		$14,262.32
7	ADD: Electrical Outlets	X		$3,337.12

TOTAL CHANGE ORDERS **$37,547.44**


Initials
Gov't
Lessor

ROCKY BLUFF, LLC
P.O. Box 746
LINDSAY, OK 73052
405/756-4394
FAX 405/756-9805

February 17, 2010

General Services Administration
FTS and PBS Payment Division (7BCP)
P.O. Box 17181
Fort Worth, TX 76105-0181

RE: Rocky Bluff, LLC
Contract # GS-07B-16402
GSA PDN# PS0016759
8455 Dishman Road
Beaumont, TX 77706
Invoice # 16402-5

Submitting invoice for the completions of alterations on the Beaumont, TX SSA building for the sum of $37,547.44. The additional items as follows:

SSA: **ADD** for future interview window $5,044.00; **ADD** 4 automatic door openers $8,462.00; Change to CAT6 data cable $5,900.00; **Deduct** for carpet in multi-purpose room -$3,683.00; **ADD** for ceramic tile in multi-purpose room $4,225.00; **ADD** for data cable changes $14,262.32; and **ADD** for additional electrical outlets $3,337.12. Total additions for SSA are $37,547.44.

Please make payable to: Rocky Bluff, LLC
103 SE 2nd
Lindsay, OK 73052
Fed ID# 02-0770602

Cordially,

Scott Standridge
Rocky Bluff, LLC, Manager

SOLICITATION FOR OFFERS

THE GENERAL SERVICES ADMINISTRATION

FOR

SOCIAL SECURITY ADMINISTRATION

IN

BEAUMONT, TEXAS

NAME: Jason Lichty
TITLE: Associate Director
COMPANY: Studley, Inc.

Contracting Officer: Vicki Moore
General Services Administration

The information collection requirements contained in this Solicitation/Contract, that are not required by the regulation, have been approved by the Office of Management and Budget pursuant to the Paperwork Reduction Act and assigned the OMB Control No. 3090-0163.

TABLE OF CONTENTS

INITIALS: ______ & ______
LESSOR GOV'T

INITIALS: ______ & ______
LESSOR GOV'T

1.0 SUMMARY

1.1 AMOUNT AND TYPE OF SPACE (SEP 2000)

A. The General Services Administration (GSA) is interested in leasing approximately 18,609 rentable square feet of space. The rentable space shall yield a minimum of 14,710 ANSI/BOMA Office Area (previously Usable) square feet to a maximum of 16,181 ANSI/BOMA Office Area square feet, available for use by tenant for personnel, furnishings, and equipment. Refer to the "ANSI/BOMA Office Area Square Feet" paragraph in the MISCELLANEOUS section of this Solicitation for Offers (SFO).

B. The Offer shall 1) be for space located in a quality building of sound and substantial construction as described in this SFO, 2) have a potential for efficient layout, 3) be within the square footage range to be considered, and 4) be in compliance with all of the Government's minimum requirements set forth herein. For purposes of this SFO, the definition of ANSI/BOMA Office Area square feet is in the "ANSI/BOMA Office Area Square Feet" paragraph in the MISCELLANEOUS section of this SFO.

C. To demonstrate potential for efficient layout, the Offeror may be requested to provide a test fit layout at the Offeror's expense when the space offered contains certain features like:

1. narrow column spacing;
2. atriums, light wells, or other areas interrupting contiguous spaces;
3. extremely long, narrow runs of space;
4. irregular space configurations; or
5. other unusual building features.
6. The Government will advise the Offeror if the test fit layout demonstrates that the Government's requirement cannot be accommodated within the space offered. The Offeror will have the option of increasing the ANSI/BOMA Office Area square footage offered, provided that it does not exceed the maximum ANSI/BOMA Office Area square footage in this SFO. If the Offeror is already providing the maximum ANSI/BOMA Office Area square footage and cannot house the Government's space requirements, then the Government will advise the Offeror that the offer is unacceptable.

D. Unless otherwise noted, all references in this SFO to square feet shall mean ANSI/BOMA Office Area square feet.

1.2 AREA OF CONSIDERATION

The space offered shall be located within the city limits of Beaumont, Texas.

Space should be located in a Class A office environment/professional office setting and not within close proximity to residential areas, railroad tracks, busy intersections or one-way access roads. Space should not be located near establishments where alcoholic beverages are sold or served, or where there are tenants related to drug treatment or detention facilities. Space shall not be located within a base flood plain or wetland unless the Government has determined it to be the only practicable alternative.

Sites which are located directly on a highway or 6-lane thoroughfare shall not be considered in the following instances: (1) if the two directions of traffic are separated by a physical barrier or traffic indicator which does not permit access from either direction within a block; (2) if the location access is directly from a highway, unless there is a traffic control device within two blocks or equivalent from the proposed office space. Locations must be as convenient to the visiting public as possible. Primary consideration in selecting boundaries will be accessibility by the public.

1.3 LOCATION: INSIDE OR OUTSIDE CITY CENTER (SEP 2000)

A. CITY CENTER NEIGHBORHOOD:

1. Space shall be located in a prime commercial office district with attractive, prestigious, professional surroundings with a prevalence of modern design and/or tasteful rehabilitation in modern use. Streets and public sidewalks shall be well-maintained.
2. *Parking.*
   a. The parking-to-square-foot ratio available on-site shall at least meet current local code requirements, or in the absence of a local code requirement, on-site parking shall be available at a ratio of 1 space for every 200 rentable square feet of Government-demised area.
3. *Location Amenities.*
   a. A variety of inexpensive and moderately priced fast food and/or eat-in restaurants shall be located within three (3) blocks. Other employee services, such as retail shops, cleaners, banks, etc., shall be located within three (3) blocks.

B. OUTSIDE OF CITY CENTER NEIGHBORHOOD:

1. Space shall be located 1) in an office, research, technology, or business park that is modern in design with a campus-like atmosphere or 2) on an attractively-landscaped site containing one or more modern office buildings that are professional and prestigious in appearance with the surrounding development well-maintained and in consonance with a professional image.

2. *Parking.*
   a. The parking-to-square-foot ratio available on-site shall at least meet current local code requirements, or in the absence of a local code requirement, on-site parking shall be available at a ratio of 1 space for every 200 rentable square feet of Government-demised area.

3. *Location Amenities.*
   a. A variety of inexpensive and moderately priced fast food and/or eat-in restaurants shall be located within three (3) blocks. Other employee services, such as retail shops, cleaners, banks, etc., shall be located within three (3) blocks.

1.4 UNIQUE REQUIREMENTS

All space must be contiguous on one floor. Space is required to be located on the first floor. All services, supplies, utilities, partitioning and tenant alterations are desired as part of the rental consideration. The Government will perform calculations that demonstrate the present value of the net operating income over the life of the lease does not exceed 90% of the fair market value of the asset. Net operating income is derived by subtracting operating expenses (Line 27, GSA Form 1217, Lessors Annual Cost Statement), property taxes, insurance, lessor's management and building maintenance,and reserves for replacement (1% of gross annual rental) from the gross annual rent. If said calculation is 90% or lessof projected fair market value, then award may be made. A rent cap may be required by the Government in order to satisfy this requirement.

1.5 LEASE TERM (SEP 2000)

The lease term is for fifteen (15) years, ten (10) years firm. GSA may terminate this lease any time after the 10th year on 90 days written notice to the Lessor. All the terms and conditions contained herein shall prevail throughout the term of the lease.

1.6 OFFER DUE DATE

Offers are due by February 5, 2007 and shall remain open until award is made under the provisions of this solicitation, or offer is rejected by the Government.

1.7 OCCUPANCY DATE (SEP 2000)

Occupancy is required within 180 working days following approval of final construction drawings.

1.8 HOW TO OFFER (SEP 2000)

A. Offers shall be submitted to the Broker Contractor at:
   Studley, Inc.
   Attention: Jason Lichty
   15303 N Dallas Parkway, Suite 1200
   Addison, Texas 75001

B. The following documents, properly executed, shall be submitted no later than the close of business on the offer due date.

   1. SFO.

   2. SFO Attachments, if applicable

   3. GSA Form 1364, Proposal to Lease Space.

   4. GSA Form 1217, Lessor's Annual Cost Statement.
      Column A of the GSA Form 1217, Line 31(a) will be used to reflect any agreement between LESSOR AND the Lessor Representative agent(s), broker(s), property manager, developer, employee, or any other agent or representative (expressed in either % or $) and Line 31(b) will reflect the agreement between LESSOR AND the GSA Tenant Representative broker (expressed in either % or $).

   5. GSA Form 3517, General Clauses.

   6. GSA Form 3518, Representatives and Certifications.

   7. Prelease Fire and Life Safety Evaluation

   8. Prelease Building Security Plan

   9. First generation blue-line plans of the space offered, scaled at 1/8" = 1'-0" (preferred) or larger.

      a. Photostatic copies are not acceptable. All architectural features of the space shall be accurately shown. If conversion or renovation of the building is planned, alterations to meet this SFO shall be indicated. If requested, more informative plans shall be provided within ten (10) days.

b. Plans shall reflect corridors in place or the proposed corridor pattern for both a typical full (single-tenant) floor and/or partial (multi-tenant) floor. The corridors in place or proposed corridors shall meet local code requirements for issuance of occupancy permits.

c. GSA will review the corridors in place and/or proposed corridor pattern to make sure that these achieve an acceptable level of safety as well as to ensure that these corridors provide public access to all essential building elements. The Offeror will be advised of any adjustments that are required to the corridors for the purpose of determining the ANSI/BOMA Office Area space. The required corridors may or may not be defined by ceiling-high partitions. Actual corridors in the approved layout for the successful Offeror's space may differ from the corridors used in determining the ANSI/BOMA Office Area square footage for the lease award.

10. An hourly overtime rate for overtime use of heating and cooling. Refer to the "Overtime Usage" paragraph in the SERVICES, UTILITIES, MAINTENANCE section of this SFO. If proposed rate is different than recommended by an independent Government estimate, the Offeror may be required to submit worksheets justifying overtime energy usage and rates.

11. Any other information (such as a fact sheet, 5" wide x 3" high or larger color photograph, site plan, location map, and tax parcel map) in case of multiple tax parcels for an offered building, etc., in order for the Government to perform a complete and adequate analysis of the offered property. Such information may also be requested by the Government, and in such circumstances, shall be submitted by the Offeror within 5 working days of the request.

12. Written acknowledgement and permission to represent other owners for the same SFO if a leasing agent or owner's representative is presenting buildings for multiple ownership groups.

13. If applicable, the agents' disclosure and authorization from each ownership entity to offer in this SFO and/or represent multiple buildings with different ownerships, which may have conflicting interests. Owners and agents in conflicting interest situations are advised to exercise due diligence with regard to ethics, independent pricing, and Government procurement integrity requirements. In such cases, the Government reserves the right to negotiate with the owner directly.

14. Documents supporting evidence of capability to perform. Refer to the "Evidence of Capability to Perform" paragraph in the MISCELLANEOUS section of this SFO.

C. Refer to GSA Form 3516, Solicitation Provisions, for additional instructions. If additional information is needed, the Contracting Officer (or the Contracting Officer's designated representative) should be contacted.

D. There will be no public opening of offers, and all offers will be confidential until the lease has been awarded. However, the Government may release proposals outside the Government to a Government-support contractor to assist in the evaluation of offers. Such Government contractors shall be required to protect the data from unauthorized disclosure. The Offeror who desires to maximize protection of information in the offer may apply the restriction notice to the offer as described in GSA Form 3516, Solicitation Provision, 552.270-1 (d), *Restriction on Disclosure and Use of Data*.

E. IMPORTANT CLARIFICATIONS TO OFFER REQUIREMENTS:

1. Rate structure required from subparagraph B shall include the following:

a. A lease rate per square foot for the building shell rental, fully serviced. It is the intent of the Government to lease a building shell with a Tenant Improvement Allowance. All improvements in the base building, lobbies, common areas, and core areas shall be provided by the Lessor, at the Lessor's expense. This rate shall include, but not limited to, property financing (exclusive of Tenant Improvement), insurance, taxes, management, profit, etc., for the building. The building shell rental rate shall also include all basic building systems and common area buildout, including base building lobbies, common areas, and core areas, etc., exclusive of the ANSI/BOMA Office Area space offered as required in this SFO.

b. The annual cost (per usable and rentable square foot) for the cost of services and utilities. This equals line 27 of GSA Form 1217, Lessor's Annual Cost Statement, divided by the building size (shown on the top of both GSA Form 1364, Proposal to Lease Space, and Form 1217) for usable and rentable square feet respectively.

c. An annualized percentage interest rate to be used by the Lessor to amortize the cost of the Tenant Improvement Allowance over the firm term of the lease.

d. The annual amortized cost of the Tenant Improvement Allowance. Such amortization shall be expressed as a cost per usable and rentable square foot per year. Tenant Improvements shall be all alterations for the Government-demised area above the building shell buildout. The Tenant Alteration Allowance shall be $41.75 per ANSI/BOMA Office Area square foot. Such alterations shall be described and identified in the drawings used to construct the Government-demised area. The Tenant Alteration Allowance, which is to be provided by the Lessor to the Government for Tenant Improvements, shall be made available at lease execution.

e. A fully-serviced lease rate per usable and rentable square foot as a summation of the amounts broken out in the subparagraphs a, b, and d for the lease.

f. A fully-serviced lease rate per usable and rentable square foot for that portion of the lease term extending beyond the firm term. The rate proposed for this portion of the term shall not reflect any Tenant Improvements as they will have been fully amortized over the firm term.

1.9 BUILDING SHELL REQUIREMENTS (SEP 2000)

A. The Lessor's buildout obligations in providing a building shell (at the Lessor's expense) shall include the following:

1. Base structure and building enclosure components shall be complete. All common areas accessible by the Government, such as lobbies, fire egress corridors and stairwells, elevators, garages, and services areas, shall be complete. Restrooms shall be complete and operational. All newly installed building shell components, including but not limited to, heating, ventilation, and air conditioning (HVAC), electrical, ceilings, sprinklers, etc., shall be furnished, installed, and coordinated with Tenant Improvements.

2. *Accessibility Requirements.* Accessibility to persons with disabilities shall be required throughout the common areas accessible to Government tenants in accordance with both the ADAAG and the UFAS and shall be installed and coordinated with Tenant Improvements. Refer to the "Accessibility" paragraph and the "Accessibility and Seismic Safety" paragraph in the AWARD FACTORS section of this SFO.

3. *Ceilings.* A complete acoustical ceiling system (which includes grid and lay-in tiles) throughout the Government-demised area and all common areas accessible to Government tenants shall be required in accordance with the "Ceilings" paragraph in the ARCHITECTURAL FINISHES section of this SFO. The acoustical ceiling system shall be furnished, installed, and coordinated with Tenant Improvements.

4. *Doors.* Exterior building doors and doors necessary to the lobbies, common areas, and core areas shall be required. This does not include suite entry or interior doors specific to Tenant Improvements. Related hardware shall be installed in accordance with the "Doors: Hardware" paragraph and the "Doors: Exterior" paragraph in the ARCHITECTURAL FINISHES section of this SFO.

5. *Partitions.* Permanent, perimeter, and demising slab-to-slab partitions (including all columns) finished with paint and base shall be required in accordance with the "Partitions: General" paragraph and the "Partitions: Permanent" paragraph in the ARCHITECTURAL FINISHES section of this SFO.

6. *Flooring.* All building common areas shall have finished floors in accordance with the "Floor Covering and Perimeters" paragraph in the ARCHITECTURAL FINISHES section of this SFO.

7. *Plumbing.* The Offeror shall include cost of plumbing in common areas, such as for toilet rooms and janitor closets as part of the building shell cost. Hot and cold water risers and domestic waste and vent risers, installed and ready for connections that are required for Tenant Improvements, shall be included in the shell rent.

8. *HVAC.* Central HVAC systems shall be installed and operational, including, as appropriate, main and branch lines, VAV boxes, dampers, flex ducts, and diffusers, for an open office layout, including all building common areas. Conditioned air through medium pressure duct work at a rate of .75 cubic feet per minute per ANSI/BOMA Office Area square foot shall be provided.

9. *Electrical.* Electrical power distribution panels and circuit breakers shall be available in an electrical closet, with capacity at 277/480 volt (V) and 120/208 V, 3-phase, 4-wire system providing 7 watts (W) per ANSI/BOMA Office Area square foot.

10. *Lighting.* Parabolic type 2'-0" wide x 2'-0" high fluorescent lighting fixtures (or other building standard fixtures) shall be installed in the ceiling grid for an open office plan at the rate of 1 fixture per 80 ANSI/BOMA Office Area square feet. Lighting as necessary shall be provided in all building common areas in accordance with the "Lighting: Interior and Parking" paragraph in the MECHANICAL, ELECTRICAL, PLUMBING section of this SFO.

11. *Safety and Environmental Management.* Complete safety and environmental management shall be provided throughout the building in accordance with federal, state, and local codes and laws including, but not limited to, such items as fire detection and alarms, emergency building power for life safety systems, etc., and shall be in accordance with both the ADAAG and the UFAS. Where sprinklers are required in the Government-demised area, sprinkler mains and distribution piping in a "protection" layout (open plan) with heads turned down with an escutcheon or trim plate shall be provided.

12. *Telephone Rooms.* Building telecommunication rooms on each floor shall be completed, operational, and ready for Tenant Improvements. The telephone closets shall include a telephone backboard.

13. All of the above improvements are described in more detail hereinafter in this SFO.

1.10 TENANT IMPROVEMENTS (SEP 2000)

A. The Tenant Improvement Allowance shall be used for building out the Government-demised area in accordance with the Government-approved design intent drawings. All Tenant Improvements required by the Government for occupancy shall be performed by the successful Offeror as part of the rental consideration, and all improvements shall meet the quality standards and requirements of this SFO and GSA Form 3517, General Clauses.

B. The Tenant Improvement Allowance shall include all the Offeror's administrative costs, general contractor fees, subcontractor's profit and overhead costs, Offeror's profit and overhead, design costs, and other associated project fees necessary to prepare construction documents to complete the Tenant Improvements. It is the successful Offeror's responsibility to prepare all documentation (working drawings, etc.) required to receive construction permits. **NO COSTS ASSOCIATED WITH THE BUILDING SHELL SHALL BE INCLUDED IN THE TENANT IMPROVEMENT PRICING.**

1.11 TENANT IMPROVEMENT RENTAL ADJUSTMENT (SEP 2000)

A. All Tenant Improvements shall be identified after award of the contract in accordance with the provisions established in the "Design Intent Drawings" subparagraph in the "Construction Schedule of Tenant Improvements" paragraph in the MISCELLANEOUS section of this SFO.

1. The Government, at its sole discretion, shall make all decisions as to the usage of the Tenant Improvement Allowance. The Government may use all or part of the Tenant Improvement Allowance. The Government may return to the Lessor any unused portion of the Tenant Improvement Allowance in exchange for a decrease in rent according to the amortization rate over the firm term.

2. The Government reserves the right to make cash payments for any or all work performed by the Lessor. Prior to occupancy, the Government, at its sole discretion, may choose to pay lump sum for any or all of the Tenant Improvement Allowance. If, prior to occupancy, the Government elects to make a lump sum payment for any portion of the Tenant Improvement Allowance, the payment of the Tenant Improvement Allowance by the Government will result in a decrease in the rent. At any time after occupancy, the Government, at its sole discretion, may choose to pay lump sum for any part or all of the remaining unpaid amortized balance of the Tenant Improvement Allowance. If the Government elects to make a lump sum payment for the Tenant Improvement Allowance after occupancy, the payment of the Tenant Improvement Allowance by the Government will result in a decrease in the rent according to the amortization rate over the firm term of the lease.

3. If it is anticipated that the Government will spend more than the allowance identified above, the Government reserves the right to 1) reduce the Tenant Improvement requirements, 2) pay lump sum for the overage upon completion and acceptance of the improvements, or 3) increase the rent according to the negotiated amortization rate over the firm term of the lease.

4. Payment will not be made by the Government in instances where the Government accepts fixtures and/or other Tenant Improvements already in place. However, the Lessor will be reimbursed for costs to repair or improve the fixture(s) and/or any other improvements already in place.

1.12 PLANS WITH OFFER (SEP 2000)

All plans submitted for consideration shall have been generated by a Computer Aided Design (CAD) program which is compatible with the latest release of AutoCAD. The required file extension is .DWG. Clean and purged files shall be submitted on 3-1/2-inch double-sided, high density diskettes, or, if approved by the Contracting Officer, on CD-ROM or QIC (1/4-inch cartridge) tape. All submissions shall be accompanied with a written matrix indicating the layering standard to ensure that all information is recoverable. Plans shall include a proposed corridor pattern for typical floors and/or partial floors. All architectural features of the space shall be accurately shown.

1.13 BROKER COMMISSION

A. For the purposes of this SFO, Studley, Inc. (the Broker) is the authorized real estate broker representing GSA. A GSA Contracting Officer must review, approve, and execute the Lease. The government expects the Lessor to pay a commission to the Broker. By submitting an offer, the Lessor agrees that if the Lessor is paying a commission or fee in connection with this lease transaction to a listing agent, an offering agent, or broker, property manager, developer, or any other agent or representative, then the Lessor will pay a commission to the Broker that it normally would be entitled to pursuant to local business practices, as evidenced through a brokerage agreement between the Lessor and the Broker. The commission will be based on a lease term not to exceed the firm term of the lease contract. Commissions will not be negotiated or collected on option periods or for lease terms beyond the firm term of the lease. The Lessor agrees that the commission to be paid to the Broker shall be paid not later than the Lease Commencement date as defined in the "Construction Schedule of Tenant Improvements" paragraph in the MISCELLANEOUS section of this SFO. As part of the offer, the offeror shall disclose any and all commissions and/or fees to be paid by the Lessor including both the Lessor's agent(s), broker(s), property manager, developer or any other agent or representative and the Broker.

1.14 NEGOTIATIONS (MAY 2005)

A. Negotiations will be conducted on behalf of the Government by the Contracting Officer (or the Contracting Officer's designated representative). The Contracting Officer is named on the cover of this SFO. GSA will negotiate rental price for the initial term, any renewal periods, and any other aspect of the offer as deemed necessary.

B. The Offeror shall not enter into negotiations concerning the space leased or to be leased with representatives of federal agencies other than the Contracting Officer or designee.

C. The Contracting Officer or their designated representative will conduct oral or written negotiations with all Offerors that are within the competitive range. The competitive range will be established by the Contracting Officer on the basis of cost or price and other factors (if any) that are stated in this SFO and will include all of the most highly rated proposals, unless the range is further reduced for purposes of efficiency. Offerors who are not included in the competitive range will be notified in writing.

D. All Offerors will be provided a reasonable opportunity to submit any cost or price, technical, or other revisions to their offer that may result from the negotiations. Negotiations will be closed with submission of final proposal revisions ("Best and Final" offers).

INITIALS: ______ LESSOR & ______ GOV'T

1.15 PRICE EVALUATION (PRESENT VALUE) (MAY 2005)

A. If annual CPI adjustments in operating expenses are included, the Offeror shall be required to submit the offer with the total "gross" annual price per rentable square foot and a breakout of the "base" price per rentable square foot for services and utilities (operating expenses) to be provided by the Lessor. The "gross" price shall include the "base" price.

B. The Offeror shall be required to submit plans and any other information to demonstrate that the rentable space yields ANSI/BOMA Office Area space within the required ANSI/BOMA Office Area range. The Government will verify the amount of ANSI/BOMA Office Area square footage and will convert the rentable prices offered to ANSI/BOMA Office Area prices, which will subsequently be used in the price evaluation.

C. If the offer includes annual adjustments in operating expenses, the base price per ANSI/BOMA Office Area square foot from which adjustments are made will be the base price for the term of the lease, including any option periods.

D. Evaluation of offered prices will be on the basis of the annual price per ANSI/BOMA Office Area square foot, including any option periods. The Government will perform present value price evaluation by reducing the prices per ANSI/BOMA Office Area square foot to a composite annual ANSI/BOMA Office Area square foot price, as follows:

1. Parking and wareyard areas will be excluded from the total square footage but not from the price. For different types of space, the gross annual per square foot price will be determined by dividing the total annual rental by the total square footage minus these areas.

2. Free rent will be evaluated in the year in which it is offered. The gross annual per square foot price is adjusted to reflect free rent.

3. If annual adjustments in operating expenses will not be made, the gross annual per square foot price, , will be discounted annually at 5 percent to yield a gross present value cost (PVC) per square foot.

4. If annual adjustments in operating expenses will be made, the annual per square foot price, minus the Commission Credit (if applicable) and the base cost of operating expenses, will be discounted annually at 5 percent to yield a net PVC per square foot. The operating expenses will be both escalated at 2.5 percent compounded annually and discounted annually at 5 percent, then added to the net PVC to yield the gross PVC.

5. To the gross PVC will be added:

   a. The cost of Government-provided services not included in the rental escalated at 2.5 percent compounded annually and discounted annually at 5 percent.

   b. The annualized (over the full term) per ANSI/BOMA Office Area square foot cost of any items, which are to be reimbursed in a lump sum payment. (The cost of these items is present value; therefore, it will not be discounted.)

   c. The cost of relocation of furniture, telecommunications, replications costs, and other move-related costs, if applicable.

8. The sum of either subparagraphs 3 and 5 or subparagraphs 4 and 5 will be the ANSI/BOMA Office Area per square foot present value of the offer for price evaluation purposes.

1.16 HISTORIC PREFERENCE, GSAR 552.270-2 (VARIATION) (SEP 1999)

A. Preference will be given to Offerors of space in buildings in, or formally listed as eligible for inclusion in, the National Register of Historic Places, and to historically-significant buildings in historic districts listed in the National Register. Such preference will be extended to historic buildings and will result in award if:

1. The offer for space meets the terms and conditions of this SFO as well as any other offer received (It is within the discretion of the Contracting Officer to accept alternatives to certain architectural characteristics and safety features defined elsewhere in this SFO to maintain the historical integrity of the building, such as high ceilings, wooden floors, etc.) and

2. The rental is no more than 10 percent higher, on a total annual square foot (ANSI/BOMA Office Area) cost to the Government, than the lowest otherwise acceptable offer.

B. If more than one offer of an historic building is received and they meet the above criteria, an award will then be made to the lowest priced historic property offered.

1.17 AWARD (JAN 1997)

A. After conclusion of negotiations, the Contracting Officer will require the Offeror selected for award to execute the proposed lease prepared by GSA which reflects the proposed agreement of the parties.

B. The proposed lease shall consist of:

1. Standard Form 2 (or GSA Form 3626) U.S. Government Lease for Real Property,

2. required clauses,

3. required certifications and representations,

4. the pertinent provisions of the offer, and

5. the pertinent provisions of the SFO.

C. The acceptance of the offer and award of the lease by the Government occurs upon notification of unconditional acceptance of the offer or execution of the lease by the Contracting Officer and mailing or otherwise furnishing written notification or the executed lease to the successful Offeror.

1.18 ACCESSIBILITY FOR NEW CONSTRUCTION (SEP 2000)
To be considered for award, buildings to be constructed shall meet the new construction requirements of both the Americans With Disabilities Act Accessibility Guidelines (ADAAG) (Code of Federal Regulations 36 CFR Part 1191, App. A) and the Uniform Federal Accessibility Standards (UFAS) (Federal Register vol. 49, No. 153, August 7, 1984, reissued as FED. STD. 795, dated April 1, 1988, and amended by Federal Property Management Regulations 41 CFR, Subpart 101-19.6, Appendix A., 54 FR 12628, March 28, 1989). Where standards conflict, the more stringent shall apply.

1.19 SEISMIC SAFETY FOR NEW CONSTRUCTION (SEP 2000)

A. If an Offeror proposes to satisfy the requirements of this SFO through the construction of a new building or the construction of an addition to an existing building, then such new building or addition shall fully meet seismic safety standards, as described in subparagraphs B and C.

B. For those buildings or additions to buildings described in subparagraph A, the Offeror shall provide a written certification from a licensed structural engineer that the building(s) conforms to the seismic standards for new construction of the current (as of the date of this SFO) edition of the International Conference of Building Officials' (ICBO) *Uniform Building Code* (UBC), the Building Officials and Code Administrators (BOCA) *National Building Code*, or the Southern Building Code Congress International (SBCCI) *Standard Building Code*.

C. All design and engineering documents, including structural engineering calculations, shall be made available for review by the Government during design development to ensure compliance with seismic safety standards.

1.20 LABOR STANDARDS (AUG 2003)

A. If an Offeror proposes to satisfy the requirements of this SFO through the construction of a new building or the complete rehabilitation or reconstruction of an existing building, and the Government will be the sole or predominant tenant such that any other use of the building will be functionally or quantitatively incidental to the Government's use and occupancy, the following Federal Acquisition Regulation (FAR) clauses shall apply to all work (including base building and tenant buildout) performed prior to the Government's acceptance of space as substantially complete. Full text versions of these clauses are available upon request from the Contracting Officer. Full text versions are also available at the following web site: *http://www.arnet.gov/far/*

52.222-4 Contract Work Hours and Safety Standards Act - Overtime Compensation

52.222-6 Davis-Bacon Act

52.222-7 Withholding of Funds

52.222-8 Payrolls and Basic Records

52.222-9 Apprentices and Trainees

52.222-10 Compliance with Copeland Act Requirements

52.222-11 Subcontracts (Labor Standards)

52.222-12 Contract Termination-Debarment

52.222-13 Compliance with Davis-Bacon and Related Act Regulations

52.222-14 Disputes Concerning Labor Standards

52.222-15 Certification of Eligibility

1.21 SECURITY FOR NEW CONSTRUCTION (NOV 2005)

A. The requirements of this SFO can only be satisfied through the construction of a new building that fully complies with the lease security standards as described in this SFO and its attachments.

B. For those buildings described in subparagraph A, the Offeror shall provide a written certification from a licensed professional engineer that the building(s) conforms with a minimum of:

1. Window glazing, with a performance condition as specified in this SFO, as prescribed by WINGARD 4.1 or later or WINLAC 4.3 software.

2. Facade protection level, with a performance condition as specified in this SFO, as prescribed by WINGARD 4.1 or later or WINLAC 4.3 software.

3. Setback distance, as specified in this SFO, from the face of the building's exterior to the protected/defended perimeter (i.e., any potential point of explosion). This means the distance from the building to the curb or other boundary protected by bollards, planters or other street furniture. Such potential points of explosion may be, but are not limited to, such areas that could be accessible by any motorized vehicle (i.e., street, alley, sidewalk, driveway, parking lot).

4. Lobbies, mailrooms, and loading docks shall not share a return-air system with the remaining areas of the building. The Lessor shall provide lobby, mailroom, and loading dock ventilation systems' outside air intakes and exhausts with low leakage, fast acting, isolation dampers that can be closed to isolate their systems. Dedicated HVAC shall be required for mailrooms only when the Government specifically requires a centrally operated mailroom. On buildings of more than four stories, air intakes shall be located on the fourth floor or higher. On buildings of three stories or less, air intakes shall be located on the roof or as high as practical. Locating intakes high on a wall is preferred over a roof location.

C. The Offeror shall provide a Pre-Lease Building Security Plan (BSP) with its offer that addresses its compliance with the lease security standards, as described in this SFO and its attachments.

D. The Offeror shall provide the Government with all design and engineering documents, including structural engineering calculations.

E. Offers must include an itemized estimate for the costs of each security item identified as "shell" in Section 9, "Lease Security Standards," and for any security item in Section 10, "Special Requirements," below.

2.0 AWARD FACTORS

2.1 ACCESSIBILITY AND SEISMIC SAFETY (SEP 2000)

A. All offers received in response to this SFO will be evaluated to determine whether the offers fully meet National Institute of Standards and Technology (NIST) NISTIR 5382, Interagency Committee on Seismic Safety in Construction (ICSSC) RP 4, *Standards of Seismic Safety for Existing Federally Owned or Leased Buildings*, as modified below, and the accessibility requirements for new construction of the Americans With Disabilities Act Accessibility Guidelines (ADAAG) (Code of Federal Regulations 36 CFR Part 1191, App. A) and the Uniform Federal Accessibility Standards (UFAS) (Federal Register vol. 49, No. 153, August 7, 1984, reissued as FED. STD. 795, dated April 1, 1988, and amended by Federal Property Management Regulations CFR 41, Subpart 101-19.6, Appendix A, 54 FR 12628, March 28, 1989). Where standards conflict, the more stringent shall apply. If any offers are received which fully meet accessibility and seismic safety requirements, then other offers, which do not fully meet these requirements, will not be considered.

B. The following UFAS provisions are clearly more stringent than the ADAAG:

1. *Work Areas.* The UFAS requires that all areas be accessible where there may be employment of persons with disabilities. The ADAAG requires only that people with disabilities be able to approach, enter, and exit a work area. [UFAS 4.1.4; ADAAG 4.1.1(3)]

2. *Work Surface Scoping.* The UFAS requires that 5 percent of all fixed or built-in employee work surfaces be accessible. The ADAAG does not require work surfaces in work areas to be accessible. Both the UFAS and the ADAAG require that 5 percent of fixed tables in public or common use areas be accessible. [UFAS 4.1.2(17) and 4.32; ADAAG 4.1.1(3) and 4.1.3(18)]

3. *No Elevator Exception.* The UFAS has no exception to the elevator requirement in all multi-story buildings and facilities. The ADAAG provides an exception to the elevator requirement in certain buildings that are under three stories or have less than 3,000 square feet per story. [UFAS 4.1.2(5); ADAAG 4.1.3(5) Exception 1]

4. *Entrances in Multi-Grade Buildings.* The UFAS requires at least one principle entrance at each grade floor to a building to be accessible. The ADAAG requires that 1) at least 50 percent of all public entrances be accessible and 2) the number of exits required by the applicable building/fire code be used in determining the total number of accessible entrances required in a building or facility. The UFAS requires more accessible entrances in certain multi-grade buildings. [UFAS 4.1.2.(8); ADAAG 4.1.3(8)]

5. *Elevator Controls.* The UFAS requires elevator controls to be mounted no higher than 48 inches "unless there is a substantial increase in cost," in which case 54 inches is allowed. The ADAAG allows 54 inches whenever a parallel approach is provided. [UFAS 4.10.12(3); ADAAG 4.10.12(3)]

C. <u>FULL COMPLIANCE</u>:

1. "Fully meets" as used herein with regard to the accessibility requirements means the offer fully complies with both the ADAAG and the UFAS requirements for new construction, including but not limited to: Parking and Passenger Loading Zones, Accessible Route, Entrance and Egress, Ramps, Stairs, Handrails, Doors, Elevators, Telephones, Controls, Signage, Alarms, Drinking Fountains, Storage Facilities, Seating and Workstations, Assembly Areas, and Toilet Rooms. Where standards conflict, the more stringent shall apply.

2. "Fully meets" as used herein with regard to the seismic safety requirements means that the Offeror has provided a written certification (example available for the Contracting Officer) from a licensed structural engineer certifying that both the building design and construction are in full compliance with the life-safety performance level of NISTIR 5382, ICSSC RP 4, *Standards of Seismic Safety for Existing Federally Owned or Leased Buildings*, **AS MODIFIED HEREIN**:

   a. FEMA-178, *NEHRP Handbook for the Seismic Evaluation of Existing Buildings*, shall be replaced with FEMA-310, *Handbook for the Seismic Evaluation of Buildings: A Prestandard.*

b. Section 1.3.1, Post-Benchmark Buildings (Table 1: Advisory Benchmark Years) shall be replaced with the below table.

BENCHMARK BUILDINGS (Table 3-1 of FEMA-310)			
	Model Building Seismic Design Provisions		
BUILDING TYPE[1]	BOCA[ls]	SBCCI[ls]	UBC[ls]
Wood Frame, Wood Shear Panels (Type W1 and W2)[2]	1992	1993	1976
Wood Frame, Wood Shear Panels (Type W1A)	1992	1993	1976
Steel Moment Resisting Frame (Type S1 and S1A)	**	**	1994[4]
Steel Braced Frame (Type S2 and S2A)	1992	1993	1988
Light Metal Frame (Type S3)	*	*	*
Steel Frame w/Concrete Shear Walls (Type S4)	1992	1993	1976
Reinforced Concrete Moment Resisting Frame (Type C1)[3]	1992	1993	1976
Reinforced Concrete Shear Walls (Type C2 and C2A)	1992	1993	1976
Steel Frame with URM Infill (Type S5 and S5A)	*	*	*
Concrete Frame with URM Infill (Type C3 and C3A)	*	*	*
Tilt-up Concrete (Type PC1 and PC1A)	*	*	1997
Precast Concrete (Type PC2 and PC2A)	*	*	*
Reinforced Masonry (Type RM1)	*	*	1997
Reinforced Masonry (Type RM2)	1992	1993	1976
Unreinforced Masonry (Type URM)[5]	*	*	1991[6]
Unreinforced Masonry (Type URMA)	*	*	*

1 Building Type refers to one of the Common Building Types defined in Table 2-2 of FEMA-310.
2 Buildings on hillside sites shall not be considered Benchmark Buildings.
3 Flat Slab Buildings shall not be considered Benchmark Buildings.
4 Steel Moment-Resisting Frames shall comply with Section 2213.7.1.2 of the Uniform Building Code.
5 URM buildings evaluated using the ABK Methodology (ABK, 1984) may be considered Benchmark Buildings.
6 Refers to the UBCB Section of the UBC.
ls Only buildings designed and constructed or evaluated in accordance with FEMA-310 and being evaluated to the Life-Safety Performance level may be considered Benchmark Buildings.
* No Benchmark year; building shall be evaluated using FEMA-310.
** Local provisions shall be compared with the UBC.

BOCA Building Officials and Code Administrators, *National Building Code*.
SBCCI Southern Building Code Congress International, *Standard Building Code*.
UBC International Conference of Building Officials, *Uniform Building Code*.

c. Section 1.3.2, Leased Buildings, shall be revised as follows:

i. Buildings leased by the federal Government are exempt from these standards if both of the following apply:
(a) The leased space is less than 10,000 square feet **AND**
(b) The building is located in Regions of Low Seismicity in accordance with FEMA-310. According to FEMA-310, buildings located on sites for which the design short-period response acceleration, S_S, is less than 0.167 gravity (g), or for which the design one-second period response acceleration, S_1, is less than 0.067 g, shall be considered to be located within Regions of Low Seismicity.

d. FEMA-310, *Handbook for the Seismic Evaluation of Buildings: A Prestandard*, can be obtained by calling the Federal Emergency Management Agency (FEMA) Distribution Center at (800) 480-2520.

e. NISTIR 5382, ICSSC RP 4, *Standards of Seismic Safety for Existing Federally Owned or Leased Buildings*, can be obtained from the Building and Fire Research Laboratory, National Institute of Standards and Technology, Gaithersburg, MD 20899.

D. SUBSTANTIAL COMPLIANCE:

1. In accordance with both the ADAAG and the UFAS, if no offer is received which fully meets accessibility requirements for new construction, but an offer(s) is received which substantially meets these requirements, then other offers which do not substantially meet these requirements will not be considered. "Substantially meets" as used herein with regard to the accessibility requirements means the offer fully complies with both the ADAAG and the UFAS requirements for Parking and Passenger Loading Zones, Accessible Route, Entrance and Egress, Doors, Drinking Fountains, Toilet Rooms.

2. "Substantially meets" as used herein with regard to the seismic safety requirements will be determined by the Government based upon the Offeror's evaluation by a licensed structural engineer that specifically describes all exceptions to full compliance with the Model Building Seismic Design Provisions as shown in the Benchmark Buildings table above. The Offeror shall evaluate the building by using FEMA-310 and shall identify all deficiencies. Based upon the evaluation, the Contracting Officer will make an award to the Offeror which best meets both the seismic safety requirements and the other requirements of this SFO. Documentation of this evaluation shall be made available to the Government.

E. LESS THAN SUBSTANTIAL COMPLIANCE:
In accordance with both the ADAAG and the UFAS, if no offer is received which either fully or substantially meets the accessibility requirements of new construction, consideration will be given only to offers which meet the following minimum requirements:

1. At least one accessible route shall be provided from an accessible entrance to the leased space and all required accessible areas. At least one interior means of vertical access shall be provided. Elevators shall have complying Controls and Signage.

2. If parking is provided, then accessible spaces shall be included.

3. Accessible toilet rooms shall be provided as follows:

   a. Where more than one toilet room for each sex is provided on a floor on which the Government leases space, at least one toilet room for each sex on that floor shall be accessible.

   b. Where only one toilet room for each sex is provided on a floor on which the Government leases space, either one unisex toilet room or one toilet room for each sex on that floor shall be accessible.

   c. Where only one toilet room is provided in a building where the Government leases space, one unisex toilet room shall be accessible.

   d. In a qualified historic building where the Advisory Council on Historic Preservation determines that providing the above minimum accessible toilet facilities would threaten or destroy the historic integrity of the space, accessible unisex toilet room(s) shall be provided in the building.

F. If no offer is received which meets the minimum accessibility requirements described above, offers will not be considered unless a waiver of accessibility requirements is requested by the Contracting Officer and granted by the GSA Public Buildings Service Commissioner.

2.2 AWARD BASED ON PRICE (SEP 2000)
The lease will be awarded to the responsible Offeror whose offer conforms to the requirements of this SFO and is the lowest priced offer submitted. Refer to the "Price Evaluation" paragraph in the SUMMARY section of this SFO.

3.0 MISCELLANEOUS

3.1 TENANT IMPROVEMENTS PRIOR TO THE GOVERNMENT'S INITIAL ACCEPTANCE OF SPACE (SEP 2000)

A. The Lessor is required to provide cost or pricing data in conjunction with the Tenant Improvements as specified by the Government in GSA Form 3517, General Clauses.

B. In lieu of submitting detailed cost or pricing data and entering into negotiations to determine a final cost for the subject work, the Government (in accordance with FAR 15.403) is willing to accept a price based upon the results of a competitive proposal process if the following conditions are met:

1. The Lessor shall submit to the Government a proposal for overhead, profit, and architectural-engineering fees, permits, and regulatory fees for all Tenant Improvements.

   a. This will be negotiated and agreed upon prior to the award for the subject improvements (separate from lease award).

2. The scope of work includes the lease, the SFO, all SFO attachments, the construction drawings/documents, and written specifications. In cases of discrepancies, the Lessor shall immediately notify the Contracting Officer for resolution. All differences will be resolved by the Contracting Officer in accordance with the terms and conditions of the lease.

3. No building shell items shall be included in the competitive proposal.

4. A minimum of three qualified contractors shall be invited to participate in the competitive proposal process. Each participant shall compete independently in the process.

5. Each proposal shall be 1) submitted in Construction Specifications Institute (CSI) format by the proposed contractors and 2) reviewed by the Government. The Government reserves the right to determine if bids meet with the scope of work, that the price is reasonable, and that the Offeror is qualified to perform the work. The Government reserves the right to reject all bids, at its sole discretion.

6. The Government shall be represented at all negotiation sessions between the Lessor and potential contractors.

7. The Lessor shall demonstrate to the Government that best efforts have been made to obtain the most competitive prices possible, and the Lessor shall accept responsibility for all prices through direct contracts with all contractors.

8. The Lessor shall complete the competition and the cost proposal process in ten (10) working days or less from the date of issuance of completed construction documents. This will be considered the first ten (10) working days of the twenty one (21) days allotted to "Review of Working/construction Drawings." Refer to the "Construction Schedule of Tenant Improvements" paragraph in the MISCELLANEOUS section of this SFO.

9. Once the Government determines that there is adequate competition, and upon the Government's acceptance of the Lessor's cost proposal based upon that competition (provided the Lessor selects the competition's lowest priced bid of a contractor qualified to perform the subject work), the Contracting Officer shall issue to the Lessor a notice to proceed for the subject work.

10. The Lessor shall complete the work within the time frame requirements illustrated in the "Construction Schedule of Tenant Improvements" paragraph in the MISCELLANEOUS section of this SFO.

3.2 SUBSEQUENT TENANT IMPROVEMENTS $100,000 OR LESS (SEP 2000)

A. The Lessor may be requested to provide alterations during the term of the lease. Alterations will be ordered by issuance of GSA Form 276, Supplemental Lease Agreement, GSA Form 300, Order for Supplies or Services, or a Tenant Agency-approved form. The two clauses from GSA Form 3517, General Clauses, 552.232-25, *Prompt Payment* (Deviation FAR 52.232-25), and 552.232-70, *Invoice Requirements*, apply to orders for alterations. All orders are subject to the terms and conditions of this lease.

B. Orders may be placed by the 1) Contracting Officer, 2) GSA Buildings Manager, or 3) Tenant Agency officials when specifically authorized to do so by the Contracting Officer. The Contracting Officer will provide the Lessor with a list of Tenant Agency officials authorized to place orders and will specify any limitations on the authority delegated to Tenant Agency officials. The Tenant Agency officials are not authorized to deal with the Lessor on any other matters.

C. Payments for alterations ordered by the Tenant Agency will be made directly by the Tenant Agency placing the order.

3.3 ALTERNATE PROPOSALS

A. This SFO may specify certain items for which alternate proposals are required. For evaluation and negotiation, the offer shall state:

1. itemized costs for lump sum payment not to be included in the rental rate and

2. a rental rate which includes the costs of these items.

B. The Offeror shall provide costs for both methods of evaluation on GSA Form 1364, Proposal to Lease Space, in order to be considered for award. GSA may elect the option it deems most favorable.

INITIALS: ________ & ________
LESSOR GOV'T

3.4 **TAX ADJUSTMENT (SEP 2000)**

A. Real estate taxes, as referred to in this paragraph, are only those taxes which are assessed against the building and/or the land upon which the building is located, without regard to benefit to the property, for the purpose of funding general Government services. Real estate taxes shall not include, without limitation, general and/or special assessments, business improvement district assessments, or any other present or future taxes or governmental charges that are imposed upon the Lessor or assessed against the building and/or the land upon which the building is located.

B. Base year taxes as referred to in this paragraph are 1) the real estate taxes for the first 12-month period coincident with full assessment or 2) may be an amount negotiated by the parties that reflects an agreed upon base for a fully assessed value of the property.

C. The term "full assessment" as referred to in this paragraph means that the taxing jurisdiction has considered all contemplated improvements to the assessed property in the valuation of the same. Partial assessments for newly constructed projects or for projects under construction, conversion, or renovation will not be used for establishing the Government's base year for taxes.

D. The Lessor shall furnish the Contracting Officer with copies of all notices which may affect the valuation of said land and buildings for real estate taxes thereon, as well as all notices of a tax credit, all tax bills, and all paid tax receipts, or where tax receipts are not given, other similar evidence of payment acceptable to the Contracting Officer (hereinafter, evidence of payment), and a proper invoice (as described in GSA Form 3517, General Clauses, 552.232-75, *Prompt Payment*) of the tax adjustment including the calculation thereof, for each year that real estate taxes are incurred during the lease term or any extension thereof. All such documents are due within 10 calendar days of receipt except that the proper invoice and evidence of payment shall be submitted within 60 calendar days after the date the tax payment is due from the Lessor to the taxing authority. **FAILURE TO SUBMIT THE PROPER INVOICE AND EVIDENCE OF PAYMENT WITHIN SUCH TIME FRAME SHALL BE A WAIVER OF THE RIGHT TO RECEIVE PAYMENT RESULTING FROM AN INCREASED TAX ADJUSTMENT UNDER THIS PARAGRAPH.**

E. The Government shall 1) make a single annual lump sum payment to the Lessor for its share of any increase in real estate taxes during the lease term over the amount established as the base year taxes or 2) receive a rental credit or lump sum payment for its share of any decreases in real estate taxes during the lease term below the amount established as the base year taxes. The amount of lump sum payment or rental credit shall be based upon evidence of valuation and payment submitted by the Lessor to the Contracting Officer in accordance with subparagraph D.

1. In the event of an increase in taxes over the base year, the Lessor shall submit a proper invoice of the tax adjustment including the calculation thereof together with evidence of payment to the Contracting Officer. **THE GOVERNMENT SHALL BE RESPONSIBLE FOR PAYMENT OF ANY TAX INCREASE OVER THE BASE YEAR TAXES ONLY IF THE PROPER INVOICE AND EVIDENCE OF PAYMENT IS SUBMITTED BY THE LESSOR WITHIN 60 CALENDAR DAYS AFTER THE DATE THE TAX PAYMENT IS DUE FROM THE LESSOR TO THE TAXING AUTHORITY.** The due date for making payment shall be the 30th calendar day after receipt of evidence of payment by the Contracting Officer or the 30th calendar day after the anniversary date of the lease, whichever is later. If the lease terminates before the end of a tax year, payment for the tax increase due as a result of this section for the tax year will be prorated based on the number of days that the Government occupied the space. No increase will be paid, due, or owing unless all evidence of valuation and payment has been previously submitted to the Contracting Officer. The Government's payment for its share of real estate taxes shall not include any late charges, interest, or penalties imposed by the taxing authority as a result of the Lessor's delinquency in paying such taxes or charges.

2. In the event of a decrease in taxes from the base year, or in the event of any refund or tax deduction, the Lessor shall notify the Contracting Officer in accordance with subparagraph D. The Government shall be entitled to, and shall receive a credit for, the prorata reduction in taxes applicable to the premises encumbered by this lease, regardless of whether the Government has made a tax payment for that year. The Government's share of the credit will be determined in accordance with subparagraph F and shall be taken as a deduction from the rent. Any credit due the Government after the expiration or earlier termination of the lease (including, but not limited to, credits resulting from a decrease in taxes pursuant to a tax credit due the Lessor; a reduction in the tax assessment; or a tax appeal proceeding for a year of the lease, or portion thereof) shall be made by a lump sum payment to the Government or as a rental credit to any succeeding lease as determined by the Contracting Officer. The Lessor shall remit any lump sum payment to the Government within 15 calendar days of payment by the taxing authority to the Lessor or the Lessor's designee. If the credit due to the Government is not paid by the due date, interest shall accrue on the late payment at the rate established by the Secretary of the Treasury under Section 12 of the Contract Disputes Act of 1978 (United States Code 41 USC 611) that is in effect on the day after the due date. The interest penalty shall accrue daily on the amount of the credit and shall be compounded in 30-day increments inclusive from the first day after the due date through the payment date. The Government shall have the right to pursue the outstanding balance of any tax credit using all such collection methods as are available to the United States to collect debts. Such collection rights shall survive the expiration of this lease.

F. The Government shall pay its share of tax increases or shall receive its share of any tax decrease based on the ratio of the rentable square feet occupied by the Government to the total rentable square feet in the building or complex (percentage of occupancy). For the purpose of this lease, the Government's percentage of occupancy as of the date hereof is __________ percent based upon an occupancy of __________ rentable square feet in a building of __________ rentable square feet. This percentage shall be subject to adjustment to take into account additions or reductions of the amount of space as may be contemplated in this lease or amendments hereto. The block and lot/parcel or other identification numbers for the property, building(s), and parking areas(s) occupied under this lease are __________.

G. The Government may direct the Lessor upon reasonable notice to initiate a tax appeal, or the Government may decide to contest the tax assessment on behalf of the Government and the Lessor or for the Government alone. The Lessor shall furnish to the

Government information necessary for appeal of the tax assessment in accordance with the filing requirements of the taxing authority. If the Government decides to contest the tax assessment on its own behalf or on behalf of the Government and the Lessor, the Lessor shall cooperate and use all reasonable efforts including, but not limited to, affirming the accuracy of the documents, executing documents required for any legal proceeding, and taking such other actions as may be required. If the Lessor initiates an appeal on behalf of the Government, the Government and the Lessor will enter into an agreement to establish a method for sharing expenses and tax savings.

3.5 PERCENTAGE OF OCCUPANCY

The percent of the building occupied by the Government, for purposes of tax adjustments, will be established during negotiations.

3.6 OPERATING COSTS (SEP 2000)

A. Beginning with the second year of the lease and each year thereafter, the Government shall pay adjusted rent for changes in costs for cleaning services, supplies, materials, maintenance, trash removal, landscaping, water, sewer charges, heating, electricity, and certain administrative expenses attributable to occupancy. Applicable costs listed on GSA Form 1217, Lessor's Annual Cost Statement, when negotiated and agreed upon, will be used to determine the base rate for operating costs adjustment.

B. The amount of adjustment will be determined by multiplying the base rate by the percent of change in the Cost of Living Index. The percent change will be computed by comparing the index figure published in the month of the lease commencement date with the index figure published in the month which begins each successive 12-month period. For example, a lease which commences in June of 1995 would use the index published in June of 1995, and that figure would be compared with the index published in June of 1996, June of 1997, and so on, to determine the percent change. The Cost of Living Index will be measured by the Department of Labor revised Consumer Price Index for wage earners and clerical workers, U.S. city average, all items figure, (1982 to 1984 = 100) published by the Bureau of Labor Statistics. Payment will be made with the monthly installment of fixed rent. Rental adjustments will be effective on the anniversary date of the lease.

C. If the Government exercises an option to extend the lease term at the same rate as that of the original term, the option price will be based on the adjustment during the original term. Annual adjustments will continue.

D. In the event of any decreases in the Cost of Living Index occurring during the term of the occupancy under the lease, the rental amount will be reduced accordingly. The amount of such reductions will be determined in the same manner as increases in rent provided under this paragraph.

E. The offer shall clearly state whether the rental is firm throughout the term of the lease or if it is subject to annual adjustment of operating costs as indicated above. If operating costs will be subject to adjustment, those costs shall be specified on GSA Form 1364, Proposal to Lease Space, contained elsewhere in this SFO.

3.7 OPERATING COSTS BASE (SEP 2000)

The base for the operating costs adjustment will be established during negotiations based upon ANSI/BOMA Office Area square feet.

3.8 RENTABLE SPACE (SEP 2000)

Rentable space is the area for which a tenant is charged rent. It is determined by the building owner and may vary by city or by building within the same city. The rentable space may include a share of building support/common areas such as elevator lobbies, building corridors, and floor service areas. Floor service areas typically include restrooms, janitor rooms, telephone closets, electrical closets, and mechanical rooms. The rentable space does not include vertical building penetrations and their enclosing walls, such as stairs, elevator shafts, and vertical ducts.

3.9 ANSI/BOMA OFFICE AREA SQUARE FEET (SEP 2000)

A. For the purposes of this SFO, the Government recognizes the American National Standards Institute/Building Owners and Managers Association (ANSI/BOMA) international standard (Z65.1-1996) definition for Office Area, which means "the area where a tenant normally houses personnel and/or furniture, for which a measurement is to be computed."

B. ANSI/BOMA Office Area square feet shall be computed by measuring the area enclosed by the finished surface of the room side of corridors (corridors in place as well as those required by local codes and ordinances to provide an acceptable level of safety and/or to provide access to essential building elements) and other permanent walls, the dominant portion (refer to Z65.1) of building exterior walls, and the center of tenant-separating partitions. Where alcoves, recessed entrances, or similar deviations from the corridor are present, ANSI/BOMA Office Area square feet shall be computed as if the deviation were not present.

3.10 COMMON AREA FACTOR (SEP 2000)

If applicable, the Offeror shall provide the Common Area Factor (a conversion factor(s) determined by the building owner and applied by the owner to the ANSI/BOMA Office Area square feet to determine the rentable square feet for the offered space).

3.11 APPURTENANT AREAS

The right to use appurtenant areas and facilities is included. The Government reserves the right to post Government rules and regulations where the Government leases space.

INITIALS: ______ & ______
LESSOR GOV'T

3.12 LIQUIDATED DAMAGES, GSAR 552.270-15 (SEP 1999)

In case of failure on the part of the Lessor to complete the work within the time fixed in the lease contract or letter of award, the Lessor shall pay the Government as fixed and agreed liquidated damages, pursuant to this paragraph, the sum of one day's gross rent for each and every calendar day that the delivery is delayed beyond the date specified for delivery of all the space ready for occupancy by the Government. This remedy is not exclusive and is in addition to any other remedies which may be available under this lease or at law.

3.13 ADJUSTMENT FOR VACANT PREMISES, GSAR 552.270-16 (VARIATION) (SEP 1999)

A. If the Government fails to occupy any portion of the leased premises or vacates the premises in whole or in part prior to expiration of the term of the lease, the rental rate will be reduced.

B. The rate will be reduced by that portion of the costs per ANSI/BOMA Office Area square foot of operating expenses not required to maintain the space. Said reduction shall occur after the Government gives 30 calendar days prior notice to the Lessor and shall continue in effect until the Government occupies the premises or the lease expires or is terminated.

3.14 RELOCATION ASSISTANCE ACT (MARCH 2002)

A. If an Offeror proposes an improved site and new construction will result in the displacement of individuals or businesses, the successful Offeror shall be responsible for payment of relocation costs in accordance with the Uniform Relocation Assistance and Real Property Acquisition Policies Act of 1970 (P.L. 91-646), as amended, and the implementing regulations at 49 CFR Part 24.

B. Offerors shall incorporate the cost of such assistance into their shell rental rate.

C. The successful Offeror shall give GSA the name of the person and agency to be providing the relocation assistance to site tenants. In addition, the successful Offeror must provide background information about the relocation agency and references for which the relocation agent has performed relocation assistance in the past. Depending upon the complexity of the relocation project, Offerors may be required to provide a relocation plan with final proposal revisions.

3.15 EVIDENCE OF CAPABILITY TO PERFORM (SEP 2000)

A. AT THE TIME OF SUBMISSION OF OFFERS, THE OFFEROR SHALL SUBMIT TO THE CONTRACTING OFFICER:

1. Satisfactory evidence of at least a conditional commitment of funds in an amount necessary to prepare the space. Such commitments shall be signed by an authorized bank officer and at a minimum shall state: amount of loan; term in years; annual percentage rate; and length of loan commitment.

2. The name of the proposed construction contractor, as well as evidence of the contractor's experience, competency, and performance capabilities with construction similar in scope to that which is required herein.

3. The license or certification to practice in the state where the facility is located from the individual(s) and/or firm(s) providing architectural and engineering design services.

4. Compliance with local zoning laws or evidence of variances, if any, approved by the proper local authority.

5. Evidence of ownership or control of site.

B. AFTER AWARD:
Within thirty (30) days after award, the successful Offeror shall provide to the Contracting Officer evidence of:

1. A firm commitment of funds in an amount sufficient to perform the work.

2. Award of a construction contract for Tenant Improvements with a firm completion date.

3. Issuance of a building permit covering construction of the improvements.

3.16 CONSTRUCTION SCHEDULE

A. Within thirty (30) days after award of the lease contract, the successful Offeror shall submit to the Contracting Officer a tentative construction schedule giving the dates on which the various phases of construction will be completed to coincide with the Government's required occupancy date. Refer to the "Occupancy Date" paragraph in the SUMMARY section of this SFO. The finalized schedule shall be submitted no later than forty-five (45) days after award.

B. The schedule shall include timing for completion of design and construction milestones including, but not limited to: 1) submittal of preliminary plans and specifications; 2) submittal of other working drawings; 3) issuance of a building permit; 4) completed construction documents; 5) start of construction; 6) completion of principal categories of work; 7) phased completion and availability for occupancy of each portion of the Government-demised area (by floor, block, or other appropriate category); and 8) final construction completion.

3.17 CONSTRUCTION SCHEDULE OF TENANT IMPROVEMENTS (SEP 2000)

A. The construction schedule shall commence upon lease award, unless otherwise expressly agreed by the Lessor and Government as stated in the lease. The schedule shall be divided into six tasks for each phase. These are: 1) the generation of the design intent drawings; 2) the Government's approval of the design intent drawings; 3) the Lessor's generation of the Government's

INITIALS: ______ & ______
LESSOR GOV'T

working/construction drawings; 4) the Government's review of the working/construction drawings; 5) the Lessor's construction of the subject leased area; and 6) the Government's acceptance of the Lessor's construction. Each of these tasks is detailed below. References to working days shall be based upon a 5-day work week (Monday through Friday, exclusive of federal holidays). References to "approval" shall mean such approval granted by the Contracting Officer. During the construction schedule, the Government may request regularly scheduled progress meetings and request that the Lessor keep meeting minutes of discussion topics and attendance. During design and construction, the Lessor may discover instances where the Government's directives conflict. In such cases, the Lessor shall immediately notify the Contracting Officer so that the Government may issue a determination as to how to proceed beyond the building shell.

B. DESIGN INTENT DRAWINGS:
The Government shall prepare and provide to the Lessor the Government's approved design intent drawings detailing the Tenant Improvements to be made by the Lessor within the Government-demised area. Design intent drawings, for the purposes of this lease, are defined as fully-dimensioned drawings of the leased space which include enough information to prepare construction drawings and shall consist of: 1) furniture locations, telephone and data outlet types and locations; 2) specifications necessary for calculation of electrical and HVAC loads; and 3) all finish/color/signage selections. Design intent drawings shall be due to the Lessor within thirty (30) working days from award.

C. WORKING/CONSTRUCTION DRAWINGS:
The Lessor shall prepare, out of the Tenant Improvement Allowance, final working/construction drawings for the improvements illustrated on the Government-approved design intent drawings. The working/construction drawings shall include all mechanical, electrical, plumbing, fire safety, lighting, structural, and architectural improvements scheduled for inclusion into the Government-demised area. Working/construction drawings shall also be annotated with all applicable specifications. The resulting product shall reflect requirements which are substantially the same as that specified by the Government-approved design intent drawings and shall incorporate neither extraneous additions nor deletions of requirements. The Lessor's working/construction drawings shall be due to the Government within thirty (30) working days of the Government's approval of the design intent drawings. Working/construction drawings shall clearly identify 1) Tenant Improvements already in place and 2) the work to be done by the Lessor or others. The Government may also require at the time of submission of working/construction drawings that the Lessor submit a written price proposal along with adequate cost and pricing data for any costs or credits to the Government which are beyond the scope of the original SFO and its attachments. Any work shown on the working/construction drawings which is building shell shall be clearly identified as such.

D. REVIEW OF WORKING/CONSTRUCTION DRAWINGS:
The Government retains the right to review, and request modifications (if necessary) to, the Lessor's working/construction drawings prior to the Lessor's commencement of interior construction. The Government's review of the working/construction drawings is limited to the working/construction drawings' conformance to the specific requirements of the SFO and to the approved design intent drawings. The Government shall perform all reviews of working/construction drawings within twenty one (21) working days of receipt of such from the Lessor. Should the Government require that modifications be made to the Lessor's working/construction drawings, the Government shall state such in writing to the Lessor, and the Lessor shall have seven (7) working days to cure all noted defects before returning the working/construction drawings to the Government for a subsequent review. Upon complete Government review for conformance of the working/construction drawings to the design intent drawings, **A NOTICE TO PROCEED SHALL BE TRANSMITTED TO THE LESSOR**, and the Lessor shall obtain the necessary permits and shall commence construction of the space. Notwithstanding the Government's review of the working/construction drawings, the Lessor is solely responsible and liable for the technical accuracy of the working/construction drawings in meeting all requirements and provisions of the lease and the Government-approved design intent drawings.

E. CONSTRUCTION OF TENANT IMPROVEMENTS:
The Lessor shall construct all Tenant Improvements in accordance with 1) the Government reviewed working/construction drawings and 2) all terms and conditions of the SFO. The Lessor shall complete Tenant Improvements within the timeframe specified in the Occupancy Date paragraph. The Lessor shall furnish a detailed construction schedule (such as Critical Path Method) to the Government within 5 days of issuance of the notice to proceed. Such schedule shall also indicate the dates available for the Government contractors to install telephone/data lines or equipment. The Government reserves the right to access any space within the building during the conduct of interior construction for the purposes of performing inspections or for installing Government-furnished equipment. The Government shall coordinate with the Lessor the activity of Government contractors in order to minimize conflicts with, and disruption to, other contractors on site. Access shall not be denied to authorized Government officials including, but not limited to, Government contractors, subcontractors, or consultants acting on behalf of the Government with regard to this project.

F. ACCEPTANCE OF SPACE:
Fourteen (14) days prior to the completion of interior construction, the Lessor shall issue written notice to the Government to inspect the space. The Government shall have ten (10) working days to inspect and to either accept or reject the subject space.

1. Substantially completed space will be accepted by the Government subject to the completion of minor punch list items. Space which is not substantially complete will not be accepted by the Government. Should the Government reject the Lessor's space as not substantially complete as defined herein, the Lessor shall immediately undertake remedial action and when ready shall issue a subsequent notice to inspect to the Government.

2. Before the Government will accept space, the Lessor shall provide to the Contracting Officer 1) evidence of the issuance of a building permit incorporating the construction of required improvements and 2) a copy of the Certificate of Occupancy.

G. RENT COMMENCEMENT:
The rent commencement date (for each increment) shall be the date that space acceptance is made by the Government. Any rental paid by the Government prior to actual occupancy shall be less the cost for services and utilities. In any event, the

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Government will not be required to accept space and commence rent prior to the original date as indicated in the Occupancy Date paragrpah.

H. LEASE COMMENCEMENT:
The Government shall issue GSA Form 276, Supplemental Lease Agreement, to establish the lease commencement date after the acceptance of all space. In any case, the lease commencement date shall not be prior to the rent commencement date.

3.18 PROGRESS REPORTS (SEP 2000)
After start of construction, at the Government's discretion, the successful Offeror shall submit to the Contracting Officer, written progress reports at intervals of thirty (30), sixty (60) and ninety (90) percent completion. Each report shall include information as to 1) percentage of the work completed by phase and trade; 2) a statement as to expected completion and occupancy date; 3) changes introduced into the work; and 4) general remarks on such items as material shortages, strikes, weather, etc. In addition, at the Government's discretion, the Lessor shall conduct weekly meetings to brief Government personnel and/or contractors regarding the progress of design and construction of the Government-demised area. Such meetings shall be held at a location to be designated by the Government.

3.19 CONSTRUCTION INSPECTIONS

A. Construction inspections will be made periodically by the Contracting Officer and/or designated technical representatives to review compliance with the SFO requirements and the final working drawings.

C. Periodic reviews, tests, and inspections by the Government are not to be interpreted as resulting in any approval of the Lessor's apparent progress toward meeting the Government's objectives but are intended to discover any information which the Contracting Officer may be able to call to the Lessor's attention to prevent costly misdirection of effort. The Lessor shall remain completely responsible for designing, constructing, operating, and maintaining the building in full accordance with the requirements of this SFO.

3.20 RESTORATION WAIVER
The lessor hereby waives and forever relinquishes any right to make a claim against the Government for restoration arising from alteration or removal of any alteration by the Government during the term of this lease or any extensions. Alterations may be completed by either the Government or lessor including initial build out of the lease space and/or any subsequent modifications required during the lease period. At the Government's sole discretion alterations will remain in the leased space after termination of the lease contract and will become property of the lessor.

4.0 GENERAL ARCHITECTURE

4.1 QUALITY AND APPEARANCE OF BUILDING EXTERIOR (SEP 2000)

The space offered shall be located in a modern office building with a facade of stone, marble, brick, stainless steel, aluminum, or other permanent materials in good condition acceptable to the Contracting Officer. If not in a new office building, the space offered shall be in a building that has undergone, or will complete by occupancy, first class restoration or adaptive reuse for office space with modern conveniences. If the restoration work is underway or proposed, then architectural plans acceptable to the Contracting Officer shall be submitted as part of the offer. The building shall be compatible with its surroundings. Overall, the building shall project a professional and aesthetically-pleasing appearance including an attractive front and entrance way. The building shall have energy-efficient windows or glass areas consistent with the structural integrity of the building, unless not appropriate for intended use. The facade, downspouts, roof trim, and window casing shall be clean and in good condition.

4.2 CONSTRUCTION WASTE MANAGEMENT (SEP 2000)

A. Recycling construction waste means providing all services necessary to furnish construction materials or wastes to organizations which will employ these materials or wastes in the production of new materials. Recycling includes required labor and equipment necessary to separate individual materials from the assemblies of which they form a part.

B. The Offeror shall submit to the Government a proposal to dispose of or recycle construction waste. Where the small quantity of material, the extraordinarily complex nature of the waste disposal method, or prohibitive expense for recycling would represent a genuine hardship, the Government may permit alternative means of disposal. This requirement shall also apply to subsequent alterations under the lease.

C. The Lessor shall recycle the following items during both the demolition and construction phases of the project, subject to economic evaluation and feasibility:

1. ceiling grid and tile;
2. light fixtures, including proper disposal of any transformers, ballasts, and fluorescent light bulbs;
3. duct work and HVAC equipment;
4. wiring and electrical equipment;
5. aluminum and/or steel doors and frames;
6. hardware;
7. drywall;
8. steel studs;
9. carpet, carpet backing, and carpet padding;
10. wood;
11. insulation;
12. cardboard packaging;
13. pallets;
14. windows and glazing materials;
15. all miscellaneous metals (as in steel support frames for filing equipment); and
16. all other finish and construction materials.

D. If any waste materials encountered during the demolition or construction phase are found to contain lead, asbestos, polychlorinated biphenyls (PCB's) (such as fluorescent lamp ballasts), or other harmful substances, they shall be handled and removed in accordance with federal and state laws and requirements concerning hazardous waste.

E. In addition to providing "one-time" removal and recycling of large-scale demolition items such as carpeting or drywall, the Lessor shall provide continuous facilities for the recycling of incidental construction waste during the initial construction.

F. Construction materials recycling records shall be maintained and shall be accessible to the Contracting Officer. Records shall include materials recycled or landfilled, quantity, date, and identification of hazardous wastes.

4.3 EXISTING FIT-OUT, SALVAGED, OR RE-USED BUILDING MATERIAL (SEP 2000)

A. Items and materials existing in the offered space, or to be removed from the offered space during the demolition phase, are eligible for reuse in the construction phase of the project. The reuse of items and materials is preferable to recycling them;

however, items considered for reuse shall be in refurbishable condition and shall meet the quality standards set forth by the Government in this SFO. In the absence of definitive quality standards, the Lessor shall ensure that the quality of the item(s) in question shall meet or exceed accepted industry or trade standards for first quality commercial grade applications.

B. The Lessor shall submit a reuse plan to the Contracting Officer. The Government will not pay for existing fixtures and other Tenant Improvements accepted in place. However, the Government will reimburse the Lessor, as part of the Tenant Improvement Allowance, the costs to repair or improve such fixtures or improvements identified on the reuse plan and approved by the Contracting Officer.

4.4 INDOOR AIR QUALITY DURING CONSTRUCTION (SEP 2000)

A. The Lessor shall provide to the Government material safety data sheets (MSDS) upon request for the following products prior to their installation or use: adhesives, caulking, sealants, insulating materials, fireproofing or firestopping materials, paints, carpets, floor and wall patching or leveling materials, lubricants, clear finish for wood surfaces, and janitorial cleaning products.

B. The Contracting Officer may eliminate from consideration products with significant quantities of toxic, flammable, corrosive, or carcinogenic material and products with potential for harmful chemical emissions. Materials used often or in large quantities will receive the greatest amount of review.

C. All MSDS shall comply with Occupational Safety and Health Administration (OSHA) requirements. The Lessor and its agents shall comply with all recommended measures in the MSDS to protect the health and safety of personnel.

D To the greatest extent possible, the Lessor shall sequence the installation of finish materials so that materials that are high emitters of volatile organic compounds (VOC) are installed and allowed to cure before installing interior finish materials, especially soft materials that are woven, fibrous, or porous in nature, that may adsorb contaminants and release them over time.

E. Where demolition or construction work occurs adjacent to occupied space, the Lessor shall erect appropriate barriers (noise, dust, odor, etc.) and take necessary steps to minimize interference with the occupants. This includes maintaining acceptable temperature, humidity, and ventilation in the occupied areas during window removal, window replacement, or similar types of work.

F. A final flush-out period of 48 hours to 72 hours shall be provided before occupancy. The Lessor shall ventilate with 100 percent outside air at the recommended air change rate during installation of materials and finishes. Refer to the latest edition of American Society of Heating, Refrigerating, and Air Conditioning Engineers, Inc. ANSI/(ASHRAE) Standard 62, *Ventilation for Acceptable Indoor Air Quality*. If outside air would cause unacceptable inside temperature levels, humidity levels, and/or air quality, an alternate ventilation plan may be submitted to the Contracting Officer for approval.

4.5 WORK PERFORMANCE (SEP 2000)

All work in performance of this lease shall be done by skilled workers or mechanics and shall be acceptable to the Contracting Officer. The Contracting Officer retains the right to reject the Lessor's workers 1) if such are either unlicensed, unskilled, or otherwise incompetent or 2) if such have demonstrated a history of either untimely or otherwise unacceptable performance in connection with work carried out in conjunction with either this contract or other Government or private contracts.

4.6 BUILDING SYSTEMS (JAN 1997)

Whenever requested, the Lessor shall furnish at no cost to GSA a report by a registered professional engineer(s) showing that the building and its systems as designed and constructed will satisfy the requirements of this lease.

4.7 SPACE EFFICIENCY (SEP 2000)

The design of the space offered shall be conducive to efficient layout and good utilization as determined by the Government at its sole discretion.

4.8 CAD AS-BUILT FLOOR PLANS (SEP 2000)

Computer-Aided Design (CAD) files of as-built floor plans showing the space under lease, as well as corridors, stairways, and core areas, shall be provided to the Contracting Officer along with the mylar drawings required in the "Floor Plans After Occupancy" paragraph in the GENERAL ARCHITECTURE section of this SFO. The plans shall have been generated by a CAD program which is compatible with the latest release of AutoCAD. The required file extension is .DWG. Clean and purged files shall be submitted on 3-1/2-inch double-sided, high density diskettes, or, if approved by the Contracting Officer, on CD-ROM or QIC (1/4-inch cartridge) tape. They shall be labeled with building name, address, list of drawing(s), date of the drawing(s), and Lessor's architect and phone number. The Lessor's operator shall demonstrate the submission on GSA equipment, if requested by the Contracting Officer.

4.9 FLOORS AND FLOOR LOAD (SEP 2000)

All adjoining floor areas shall be 1) of a common level not varying more than 1/4 inch over a 10-foot, 0-inch horizontal run in accordance with the American Concrete Institute standards, 2) non-slip, and 3) acceptable to the Contracting Officer. Underfloor surfaces shall be smooth and level. Office areas shall have a minimum live load capacity of 50 pounds per ANSI/BOMA Office Area square foot plus 20 pounds per ANSI/BOMA Office Area square foot for moveable partitions. Storage areas shall have a minimum live load capacity of 100 pounds per ANSI/BOMA Office Area square foot including moveable partitions. A report showing the floor load capacity, at no cost to the Government, by a registered professional engineer may be required. Calculations and structural drawings may also be required.

4.10 EXITS AND ACCESS (SEP 1991)

Vestibules shall be provided at public entrances and exits wherever weather conditions and heat loss are important factors for consideration. In the event of negative air pressure conditions, provisions shall be made for equalizing air pressure.

4.11 WINDOWS (SEP 2000)

A. Office space shall have windows in each exterior bay unless waived by the Contracting Officer.

B. All windows shall be weather-tight. Operable windows that open shall be equipped with locks. Off-street, ground level windows and those accessible from fire escapes, adjacent roofs, and other structures that can be opened shall be fitted with a sturdy locking device.

4.12 ACCESSIBILITY (SEP 2000)

The building, leased space, and areas serving the leased space shall be accessible to persons with disabilities in accordance with both the ADAAG (36 CFR Part 1191, App. A) and the UFAS (41 CFR Part 101-19.6, App. A). Where standards conflict, the more stringent shall apply.

4.13 LANDSCAPING (SEP 2000)

A. Where conditions permit, the site shall be landscaped for low maintenance and water conservation with plants that are either native or well-adapted to local growing conditions.

B. Landscape management practices shall prevent pollution by:

1. employing practices which avoid or minimize the need for fertilizers and pesticides;

2. prohibiting the use of the 2,4-Dichlorophenoxyacetic Acid (2,4-D) herbicide and organophosphates; and

3. composting/recycling all yard waste.

C. The Lessor shall use landscaping products with recycled content as required by Environmental Protection Agency's (EPA's) Comprehensive Procurement Guidelines (CPG) for landscaping products. Refer to EPA's CPG web site, *www.epa.gov/cpg*.

D. The Contracting Officer shall approve the landscaping to be provided.

5.0 ARCHITECTURAL FINISHES

5.1 RECYCLED CONTENT PRODUCTS (COMPREHENSIVE PROCUREMENT GUIDELINES) (SEP 2000)

A. The Lessor shall comply to the extent feasible with the Resource Conservation and Recovery Act (RCRA), Section 6002, 1976. The Lessor shall use recycled content products as indicated in this SFO and as designated by the U.S. Environmental Protection Agency (EPA) in the Comprehensive Procurement Guidelines (CPG), 40 CFR Part 247, and its accompanying Recovered Materials Advisory Notice (RMAN). The CPG lists the designated recycled content products. EPA also provides recommended levels of recycled content for these products. The list of designated products, EPA's recommendations, and lists of manufacturers and suppliers of the products can be found at the *www.epa.gov/cpg/products.htm* web site.

B. The Offeror, if unable to comply with both the CPG and RMAN lists, shall submit a request for waiver for each material to the Contracting Officer with initial offers. The request for waiver shall be based on the following criteria:

1. the cost of the recommended product is unreasonable;
2. inadequate competition exists;
3. items are not available within a reasonable period of time; and
4. items do not meet the SFO's performance standards.

5.2 ENVIRONMENTALLY PREFERABLE BUILDING PRODUCTS AND MATERIALS (SEP 2000)

A. The Lessor shall use environmentally preferable products and materials where economically feasible. Environmentally preferable products have a lesser or reduced effect on human health and the environment when compared to other products and services that serve the same purpose.

B. Refer to EPA's environmentally preferable products web site, *www.epa.gov/opptintr/epp*. In general, environmentally preferable products and materials do one or more of the following:

1. contain recycled material, are biobased, or have other positive environmental attributes;
2. minimize the consumption of resources, energy, or water;
3. prevent the creation of solid waste, air pollution, or water pollution; and
4. promote the use of non-toxic substances and avoid toxic materials or processes.

5.3 LAYOUT, FINISHES, AND COLORBOARDS (SEP 2000)

A. All building finishes shall be for first class, modern space.

B. The Lessor shall consult with the Contracting Officer prior to developing a minimum of five (5) color boards to include coordinated samples of finishes for all interior elements such as paint, wall coverings, base coving, carpet, window treatments, laminates, and vinyl flooring. All samples provided shall be in compliance with specifications set forth elsewhere in this SFO. Required color boards shall be provided within ten (10) working days of the request for such by the Contracting Officer. The color boards shall be approved by GSA prior to installation. Upon review with the Tenant Agency(ies), a selection of **ONE** color board shall be made within ten (10) working days, and unless otherwise specified prior to lease award, the Offeror may assume that **ONE** color board will be accepted for all finishes in the entire space under lease. No substitutes may be made by the Lessor after the color board is selected.

5.4 WOOD PRODUCTS (SEP 2000)

A. For all new installations of wood products, the Lessor is encouraged to use independently certified forest products. For information on certification and certified wood products, refer to the Forest Stewardship Council United States web site (*www.fscus.org/*) or the Certified Forest Products Council web site (*www.certifiedwood.org/*).

B. New installations of wood products used under this contract shall not contain wood from endangered wood species, as listed by the Convention on International Trade in Endangered Species. The list of species can be found at the following web site: *www.certifiedwood.org/Resources/CITES/CITESContent.html*.

C. Particle board, strawboard, and plywood materials shall comply with Department of Housing and Urban Development (HUD) standards for formaldehyde emission controls. Plywood materials shall not emit formaldehyde in excess of 0.2 parts per million (ppm), and particleboard materials shall not emit formaldehyde in excess of 0.3 ppm.

5.5 ADHESIVES AND SEALANTS (SEP 2000)

All adhesives employed on this project (including, but not limited to, adhesives for carpet, carpet tile, plastic laminate, wall coverings, adhesives for wood, or sealants) shall be those with the lowest possible VOC content below 20 grams per liter and which meet the requirements of the manufacturer of the products adhered or involved. The Lessor shall use adhesives and sealants with no formaldehyde or heavy metals.

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5.6 INSULATION: THERMAL, ACOUSTIC, AND HVAC (SEP 2000)

A. All insulation products shall contain recovered materials as required by EPA's CPG and related recycled content recommendations.

B. No insulation installed with this project shall be material manufactured using chlorofluorocarbons (CFC's), nor shall CFC's be used in the installation of the product.

C. All insulation containing fibrous materials exposed to air flow shall be rated for that exposure or shall be encapsulated.

D. Insulating properties for all materials shall meet or exceed applicable industry standards. Polystyrene products shall meet American Society for Testing and Materials (ASTM) C578-91.

5.7 CEILINGS (SEP 2000)

A. Ceilings shall be at least 9 feet, 0 inches and no more than 12 feet, 0 inches measured from floor to the lowest obstruction. Areas with raised flooring shall maintain these ceiling height limitations above the finished raised flooring. Bulkheads and hanging or surface-mounted light fixtures which impede traffic ways shall be avoided. Ceilings shall be uniform in color and appearance throughout the leased space, with no obvious damage to tiles or grid.

B. Ceilings shall have a minimum noise reduction coefficient (NRC) of 0.60 throughout the Government-demised area.

C. Prior to closing the ceiling, the Lessor shall coordinate with the Government for the installation of any items above the ceiling.

D. Should the ceiling be installed in the Government-demised area prior to the Tenant Improvements, then the Lessor shall be responsible for all costs in regard to the disassembly, storage during alterations, and subsequent re-assembly of any of the ceiling components which may be required to complete the Tenant Improvements. The Lessor shall also bear the risk for any damage to the ceiling or any components thereof during the alterations.

E. Ceilings shall be a flat plane in each room and shall be suspended with ample light fixtures and finished as follows unless an alternate equivalent is pre-approved by the Contracting Officer:

1. *Restrooms.* Plaster or pointed and taped gypsum board.

2. *Offices and Conference Rooms.* Mineral and acoustical tile or lay in panels with textured or patterned surface and tegular edges or an equivalent pre-approved by the Contracting Officer. Tiles or panels shall contain recycled content.

3. *Corridors and Eating/Galley Areas.* Plaster or pointed and taped gypsum board or mineral acoustical tile.

5.8 WALL COVERINGS (SEP 2000)

A. BUILDING SHELL:

1. *Physical Requirements.*

a. Prior to occupancy, all restrooms within the building common areas of Government-occupied floors shall have 1) ceramic tile in splash areas and 2) vinyl wall covering not less than 13 ounces per square yard as specified in Federal Specification (FS) CCC-W-408C on remaining wall areas or an equivalent pre-approved by the Contracting Officer.

b. Prior to occupancy, all elevator areas which access the Government-demised area and hallways accessing the Government-demised area shall be covered with vinyl wall coverings not less than 22 ounces per square yard as specified in FS CCC-W-408C or an equivalent pre-approved by the Contracting Officer.

2. *Replacement.* All wall covering shall be maintained in "like new" condition for the life of the lease. Wall covering shall be replaced or repaired at the Lessor's expense any time during the Government's occupancy if it is torn, peeling or permanently stained; the ceramic tile in the restrooms shall be replaced or repaired if it is loose, chipped, broken, or permanently discolored. All repair and replacement work shall be done after working hours.

B. TENANT IMPROVEMENT INFORMATION:

1. In the event the Government chooses to install wall covering as part of the Tenant Improvement Allowance, the minimum standard is established as vinyl or polyolefin commercial wall covering weighing not less that 13 ounces per square yard as specified in FS CCC-W-408C or equivalent. The finish shall be pre-approved by the Contracting Officer.

2. All wall covering in the Government-demised area shall be maintained in "like new" condition for the life of the lease. Repair or replacement of wall covering shall be at the Lessor's expense and shall include the moving and returning of furnishings, (except where wall covering has been damaged due to the negligence of the Government), any time during the occupancy by the Government if it is torn, peeling, or permanently stained. All repair and replacement work shall be done after working hours.

5.9 PAINTING (SEP 2000)

A. BUILDING SHELL:

1. The Lessor shall bear the expense for all painting associated with the building shell. These areas shall include all common areas. Exterior perimeter walls and interior core walls within the Government-demised area shall be spackled and prime

painted with low VOC primer. If any building shell areas are already painted prior to Tenant Improvements, then the Lessor shall repaint, at the Lessor's expense, as necessary during Tenant Improvements.

2. Public areas shall be painted at least every 3 years.

B. TENANT IMPROVEMENT INFORMATION:

1. Prior to occupancy, all surfaces within the Government-demised area which are designated by GSA for painting shall be newly finished in colors acceptable to GSA.

2. Where feasible, reprocessed or consolidated latex paint with zero or low VOC shall be used in accordance with EPA's CPG on all painted surfaces. The type of paint shall be acceptable to the Contracting Officer. The Lessor shall follow the manufacturer's recommendations for the application and maintenance of all paint products.

3. Painted surfaces shall be repainted at the Lessor's expense, including the moving and returning of furnishings, any time during the occupancy by the Government if it is peeling or permanently stained, except where damaged due to the negligence of the Government. All work shall be done after normal working hours as defined elsewhere in this SFO.

4. If the Government desires cyclical repainting during the term of the lease, the cost will be borne by the Tenant Agency.

5.10 DOORS: EXTERIOR (SEP 2000)

A. BUILDING SHELL:

1. Exterior doors shall be provided at the Lessor's expense unless explicitly requested by the Government in addition to those provided by the Lessor. Exterior doors shall be weather-tight and shall open outward. Hinges, pivots, and pins shall be installed in a manner which prevents removal when the door is closed and locked.

2. These doors shall have a minimum clear opening of 32" wide x 80" high (per leaf). Doors shall be heavy-duty, flush, 1) hollow steel construction, 2) solid-core wood, or 3) insulated tempered glass. As a minimum requirement, hollow steel doors shall be fully insulated, flush, #16-gauge hollow steel. Solid-core wood doors and hollow steel doors shall be at least 1-3/4 inches thick. Door assemblies shall be of durable finish and shall have an aesthetically-pleasing appearance acceptable to the Contracting Officer. The opening dimensions and operations shall conform to the governing building, fire safety, accessibility for the disabled, and energy codes and/or requirements.

5.11 DOORS: SUITE ENTRY (SEP 2000)

A. TENANT IMPROVEMENT INFORMATION:

Suite entry doors shall be provided as part of the Tenant Improvements at the Government's expense and shall have a minimum clear opening of 32" wide x 84" high (per leaf). Doors shall meet the requirements of being a flush, solid-core, 1-3/4-inch thick, wood door with a natural wood veneer face or an equivalent pre-approved by the Contracting Officer. Hollow core wood doors are not acceptable. They shall be operable by a single effort and shall be in accordance with *National Building Code* requirements. Doors shall be installed in a metal frame assembly, finished with a semi-gloss oil based paint finish.

5.12 DOORS: INTERIOR (SEP 2000)

A. TENANT IMPROVEMENT INFORMATION:

Doors within the Government-demised area shall be provided as part of the Tenant Improvements at the Government's expense and shall have a minimum clear opening of 32" wide x 80" high. Doors shall meet the requirements of being a flush, solid-core, wood door with a natural wood veneer face or an equivalent pre-approved by the Contracting Officer. Hollow core wood doors are not acceptable. They shall be operable with a single effort and shall be in accordance with *National Building Code* requirements. Doors shall be installed in a metal frame assembly, primed and finished with a low VOC semi-gloss oil based paint with no formaldehyde.

5.13 DOORS: HARDWARE (NOV 2005)

A. BUILDING SHELL:

Doors shall have door handles or door pulls with heavyweight hinges. All doors shall have corresponding doorstops (wall- or floor-mounted) and silencers. All public use doors and toilet room doors shall be equipped with kick plates. Exterior doors and all common area doors shall have automatic door closers. All building exterior doors shall have locking devices installed to reasonably deter unauthorized entry. Properly rated and labeled fire door assemblies shall be installed on all fire egress doors.

B. TENANT IMPROVEMENT INFORMATION:

Doors shall have door handles or door pulls with heavy-weight hinges. All doors shall have corresponding door stops (wall- or floor-mounted) and silencers. All door entrances leading into the Government-demised area from public corridors and exterior doors shall have automatic door closers. Doors designated by the Government shall be equipped with 5-pin, tumbler cylinder locks, and strike plates. All locks shall be master keyed. The Government shall be furnished with at least two master keys for each lock. Any exterior entrance shall have a high security lock, with appropriate key control procedures, as determined by Government specifications. Hinge pins and hasps shall be secured against unauthorized removal by using spot welds or peened mounting bolts. The exterior side of the door shall have a lock guard or astragal to prevent jimmying of the latch hardware. Doors used for egress only shall not have any operable exterior hardware. All security-locking arrangements on doors used for egress shall comply with requirements of NFPA 101.

5.14 DOORS: IDENTIFICATION (SEP 2000)

A. BUILDING SHELL:

All signage required in common areas unrelated to tenant identification shall be provided and installed at the Lessor's expense.

B. TENANT IMPROVEMENT INFORMATION:

Door identification shall be installed in approved locations adjacent to office entrances as part of the Tenant Improvement Allowance. The form of door identification shall be approved by the Contracting Officer.

5.15 PARTITIONS: GENERAL (SEP 2000)

A. BUILDING SHELL:

Partitions in public areas shall be marble, granite, hardwood, sheetrock covered with durable vinyl wall covering, or an equivalent pre-approved by the Contracting Officer.

5.16 PARTITIONS: PERMANENT (SEP 2000)

A. BUILDING SHELL:

Permanent partitions shall extend from the structural floor slab to the structural ceiling slab. They shall be provided by the Lessor at the Lessor's expense as necessary to surround the Government-demised area, stairs, corridors, elevator shafts, toilet rooms, all columns, and janitor closets. They shall have a flame spread rating of 25 or less and a smoke development rating of 50 or less (ASTM E-84). Stairs, elevators, and other floor openings shall be enclosed by partitions and shall have the fire resistance required by National Fire Protection Association (NFPA) Standard 101, *Life Safety Code*.

5.17 PARTITIONS: SUBDIVIDING (SEP 2000)

A. BUILDING SHELL:

Any demolition of existing improvements which is necessary to satisfy the Government's layout shall be done at the Lessor's expense.

B. TENANT IMPROVEMENT INFORMATION:

1. Office subdividing partitions shall comply with applicable building codes and local requirements and shall be provided at the expense of the Government. Partitioning shall extend from the finished floor to the finished ceiling and shall be designed to provide a sound transmission class (STC) of 37. Partitioning shall be installed by the Lessor at locations to be determined by the Government as identified in the design intent drawings. They shall have a flame spread rating of 25 or less and a smoke development rating of 50 or less (ASTM E-84).

2. HVAC shall be rebalanced and lighting repositioned, as appropriate, after installation of partitions.

3. Partitioning requirements may be met with existing partitions if they meet the Government's standards and layout requirements.

5.18 FLOOR COVERING AND PERIMETERS (SEP 2000)

A. BUILDING SHELL:

1. Exposed interior floors in primary entrances and lobbies shall be marble, granite, terrazzo, or an equivalent pre-approved by the Contracting Officer. Exposed interior floors in secondary entrances, elevator lobbies, and primary interior corridors shall be high-grade carpet, marble, granite, terrazzo, durable vinyl composite tile, or an equivalent pre-approved by the Contracting Officer. Resilient flooring, or an equivalent pre-approved by the Contracting Officer, shall be used in telecommunications rooms. Floor perimeters at partitions shall have wood, rubber, vinyl, marble, carpet base, or an equivalent pre-approved by the Contracting Officer.

2. Terrazzo, unglazed ceramic tile, recycled glass tile, and/or quarry tile shall be used in all toilet and service areas unless another covering is pre-approved by the Contracting Officer.

B. CARPET – REPAIR OR REPLACEMENT:

1. Except when damaged by the Government, the Lessor shall repair or replace carpet at the Lessor's expense at any time during the lease term when:

   a. backing or underlayment is exposed;

   b. there are noticeable variations in surface color or texture; or

   c. tears and tripping hazards are present.

2. Repair or replacement shall include the moving and returning of furnishings. Work shall be performed after normal working hours as defined elsewhere in this SFO.

C. RESILIENT FLOORING – REPAIR OR REPLACEMENT:

1. Except when damaged by the Government, the Lessor shall repair or replace resilient flooring at the Lessor's expense at any time during the lease term when:

   a. it has curls, upturned edges, or other noticeable variations in texture.

2. Repair or replacement shall include the moving and returning of furnishings. Work shall be performed after normal working hours as defined elsewhere in this SFO.

D. TENANT IMPROVEMENT INFORMATION:

1. Floor covering shall be either carpet or resilient flooring, as specified in the Government's design intent drawings. Floor perimeters at partitions shall have wood, rubber, vinyl, carpet base, or an equivalent pre-approved by the Contracting Officer.

2. The use of existing carpet may be approved by the Contracting Officer; however, existing carpet shall be repaired, stretched, and cleaned before occupancy and shall meet the static buildup requirement for new carpet.

3. If the Government requires restrooms and/or shower rooms in the Government-demised area, floor covering shall be terrazzo, unglazed ceramic tile, and/or quarry tile.

E. INSTALLATION:

Floor covering shall be installed in accordance with manufacturing instructions to lay smoothly and evenly.

5.19 CARPET TILE (SEP 2000)

A. Any carpet to be newly installed shall meet the following specifications:

1. *Pile Yarn Content.* Pile yarn content shall be staple filament or continuous filament branded by a fiber producer (e.g., Allied, DuPont, Monsanto, BASF), soil-hiding nylon or polyethylene terephthalate (PET) resin.

2. *Environmental Requirements.* The Lessor shall use carpet that meets the "Green Label" requirements of the Carpet and Rug Institute unless an exception is granted by the Contracting Officer.

3. *Carpet Pile Construction.* Carpet pile construction shall be tufted level loop, level cut pile, or level cut/uncut pile.

4. *Pile Weight.* Pile weight shall be a minimum of 26 ounces per square yard for level loop and cut pile. Pile weight shall be a minimum of 32 ounces per square yard for plush and twist.

5. *Secondary Back.* The secondary back shall be polyvinyl chloride, ethylene vinyl acetate, polyurethane, polyethylene, bitumen, or olefinic hardback reinforced with fiberglass.

6. *Total Weight.* Total weight shall be a minimum of 130 ounces per square yard.

7. *Density.* The density shall be 100 percent nylon (loop and cut pile) with a minimum of 4,000; other fibers, including blends and combinations with a minimum of 4,500.

8. *Pile Height.* The minimum pile height shall be 1/8 inch. The combined thickness of the pile, cushion, and backing height shall not exceed 1/2 inch (13 mm).

9. *Static Buildup.* Static buildup shall be a maximum of 3.5 kilovolt, when tested in accordance with AATCC-134.

10. *Carpet Construction.* Carpet construction shall be a minimum of 64 tufts per square inch.

5.20 ACOUSTICAL REQUIREMENTS (SEP 2000)

A. BUILDING SHELL:

1. *Reverberation Control.* Ceilings in carpeted space shall have a noise reduction coefficient (NRC) of not less than 0.55 in accordance with ASTM C-423. Ceilings in offices, conference rooms, and corridors having resilient flooring shall have an NRC of not less than 0.65.

2. *Ambient Noise Control.* Ambient noise from mechanical equipment shall not exceed noise criteria curve (NC) 35 in accordance with the ASHRAE *Handbook of Fundamentals* in offices and conference rooms; NC 40 in corridors, cafeterias, lobbies, and toilets; NC 50 in other spaces.

3. *Noise Isolation.* Rooms separated from adjacent spaces by ceiling-high partitions (not including doors) shall not be less than the following noise isolation class (NIC) standards when tested in accordance with ASTM E-336:

   a. Conference rooms NIC 40

   b. Offices NIC 35

4. *Testing.*

   a. The Contracting Officer may require, at no cost to the Government, test reports by a qualified acoustical consultant showing that acoustical requirements have been met.

   b. The requirements of this paragraph shall take precedence over any additional specifications in this SFO if there is a conflict.

5.21 WINDOW COVERINGS (SEP 2000)

A. <u>TENANT IMPROVEMENT INFORMATION</u>:

1. *Window Blinds.* All exterior windows shall be equipped with window blinds in new or like new condition, which shall be provided as part of the Tenant Improvement Allowance. The blinds may be aluminum or plastic vertical blinds or horizontal blinds with aluminum slats of 1-inch width or less or an equivalent pre-approved by the Contracting Officer. The window blinds shall have non-corroding mechanisms and synthetic tapes. Color selection will be made by the Contracting Officer.

2. *Draperies.* If draperies are required, the following minimum specifications shall apply:

   a. Fabrics shall be lined with either white or off-white plain lining fabric suited to the drapery fabric weight. Draperies shall be either floor-, apron-, or sill-length, as specified by the Government, and shall be wide enough to cover window and trim. Draperies shall be hung with drapery hooks on well-anchored heavy duty traverse rods. Traverse rods shall draw from either the center, right, or left side.

   b. Construction. Any draperies to be newly installed, shall be made as follows:

      i. fullness of 100 percent, including overlap, side hems, and necessary returns;
      ii. double headings of 4 inches turned over a 4-inch permanently finished stiffener;
      iii. doubled side hems of 1-1/2 inches; 4-inch doubled and blind stitched bottom hems;
      iv. three-fold pinch pleats;
      v. safety stitched intermediate seams;
      vi. matched patterns;
      vii. tacked corners; and
      viii. no raw edges or exposed seams.

   c. Use of existing draperies must be approved by the Contracting Officer.

5.22 BUILDING DIRECTORY (SEP 2000)

A. <u>BUILDING SHELL</u>:

A tamper-proof directory with lock shall be provided in the building lobby listing the Government agency(ies). It must be acceptable to the Contracting Officer.

5.23 FLAG POLE (SEP 2000)

A. <u>BUILDING SHELL</u>:

If the Government is the sole occupant of the building, a flag pole shall be provided at a location to be approved by the Contracting Officer. The flag will be provided by the Government. This requirement may be waived if determined inappropriate by GSA.

6.0 MECHANICAL, ELECTRICAL, PLUMBING

6.1 MECHANICAL, ELECTRICAL, PLUMBING: GENERAL (SEP 2000)

A. BUILDING SHELL:

The Lessor shall provide and operate all building equipment and systems in accordance with applicable technical publications, manuals, and standard procedures. Mains, lines, and meters for utilities shall be provided by the Lessor. Exposed ducts, piping, and conduits are not permitted in office space.

6.2 ENERGY COST SAVINGS (SEP 2000)

A. The Offeror is encouraged to use 1) Energy Savings Performance Contracts (ESPC) or 2) utility agreements to achieve, maintain, and/or exceed the ENERGY STAR Benchmark Score of 75. The Offeror is encouraged to include shared savings in the offer as a result of energy upgrades where applicable. The ENERGY STAR Online Benchmark Tool can be found at the *www.epa.gov/energystar* web site.

B. All new construction shall achieve an ENERGY STAR Building Label within 1 year after reaching 95 percent occupancy and will continue to retain the ENERGY STAR Building Label if the level of performance is maintained.

C. The Offeror may obtain a list of energy service companies qualified under the Energy Policy Act to perform ESPC, as well as additional information on cost-effective energy efficiency, renewables, and water conservation. For the ESPC qualified list, refer to the *www.eren.doe.gov/femp* web site, or call the FEMP Help Desk at 1-800-566-2877.

6.3 DRINKING FOUNTAINS (SEP 2000)

A. BUILDING SHELL:

The Lessor shall provide, on each floor of office space, a minimum of one chilled drinking fountain within every 150 feet, 0 inches of travel distance.

6.4 TOILET ROOMS (SEP 2000)

A. BUILDING SHELL:

1. Separate toilet facilities for men and women shall be provided on each floor occupied by the Government in the building. The facilities shall be located so that employees will not be required to travel more than 200 feet, 0 inches on one floor to reach the toilets. Each toilet room shall have sufficient water closets enclosed with modern stall partitions and doors, urinals (in men's room), and hot (set in accordance with applicable building codes) and cold water. Water closets and urinals shall not be visible when the exterior door is open.

2. Each main toilet room shall contain the following equipment:

   a. a mirror above the lavatory;

   b. a toilet paper dispenser in each water closet stall, that will hold at least two rolls and allow easy, unrestricted dispensing;

   c. a coat hook on the inside face of the door to each water closet stall and on several wall locations by the lavatories;

   d. at least one modern paper towel dispenser, soap dispenser, and waste receptacle for every two lavatories;

   e. a coin-operated sanitary napkin dispenser in women's toilet rooms with a waste receptacle for each water closet stall;

   f. ceramic tile, recycled glass tile, or comparable wainscot from the floor to a minimum height of 4 feet, 6 inches;

   g. a disposable toilet seat cover dispenser; and

   h. a counter area of at least 2 feet, 0 inches in length, exclusive of the lavatories (however, it may be attached to the lavatories) with a mirror above and a ground fault interrupt-type convenience outlet located adjacent to the counter area.

B. If newly installed, toilet partitions shall be made from recovered materials as listed in EPA's CPG.

6.5 TOILET ROOMS: FIXTURE SCHEDULE (SEP 2000)

A. BUILDING SHELL:

1. The toilet fixture schedule specified below shall be applied to each full floor based on one person for each 135 ANSI/BOMA Office Area square feet of office space in a ratio of 20 percent men and 80 percent women.

2. Refer to the schedule separately for each sex.

NUMBER OF MEN*/WOMEN			WATER CLOSETS	LAVATORIES
1	-	15	1	1
16	-	35	2	2
36	-	55	3	3
56	-	60	4	3
61	-	80	4	4
81	-	90	5	4
91	-	110	5	5
111	-	125	6	5
126	-	150	6	**
> 150			***	

* In men's facilities, urinals may be substituted for 1/3 of the water closets specified.

** Add one lavatory for each 45 additional employees over 125.

*** Add one water closet for each 40 additional employees over 150.

3. For new installations:

   a. Water closets shall not use more than 1.6 gallons per flush.

   b. Urinals shall not use more than 1.0 gallons per flush.

   c. Faucets shall not use more than 2.5 gallons per minute at a flowing water pressure of 80 pounds per square inch.

6.6 JANITOR CLOSETS (SEP 2000)

A. BUILDING SHELL:

Janitor closets with service sink, hot and cold water, and ample storage for cleaning equipment, materials, and supplies shall be provided on all floors. Each janitor closet door shall be fitted with an automatic deadlocking latch bolt with a minimum throw of 1/2 inch.

6.7 HEATING AND AIR CONDITIONING (SEP 2000)

A. BUILDING SHELL:

1. Temperatures shall conform to local commercial equivalent temperature levels and operating practices in order to maximize tenant satisfaction. These temperatures shall be maintained throughout the leased premises and service areas, regardless of outside temperatures, during the hours of operation specified in the lease.

2. During non-working hours, heating temperatures shall be set no higher than 55° Fahrenheit, and air conditioning shall not be provided except as necessary to return space temperatures to a suitable level for the beginning of working hours. Thermostats shall be secured from manual operation by key or locked cage. A key shall be provided to the GSA Field Office Manager.

3. Simultaneous heating and cooling are not permitted.

4. Areas having excessive heat gain or heat loss, or affected by solar radiation at different times of the day, shall be independently controlled.

5. *Equipment Performance*. Temperature control for office spaces shall be assured by concealed central heating and air conditioning equipment. The equipment shall maintain space temperature control over a range of internal load fluctuations of plus 0.5 W/sq.ft. to minus 1.5 W/sq.ft. from initial design requirements of the tenant.

6. *HVAC Use During Construction*. The permanent HVAC system may be used to move both supply and return air during the construction process only if the following conditions are met:

   a. a complete air filtration system with 60 percent efficiency filters is installed and properly maintained;

   b. no permanent diffusers are used;

   c. no plenum-type return air system is employed;

d. the HVAC duct system is adequately sealed to prevent the spread of airborne particulate and other contaminants; and

e. following the building "flush-out," all duct systems are vacuumed with portable high-efficiency particulate arrestance (HEPA) vacuums and documented clean in accordance with National Air Duct Cleaners Association (NADCA) specifications.

7. *Ductwork Re-use and Cleaning.* Any ductwork to be reused and/or to remain in place shall be cleaned, tested, and demonstrated to be clean in accordance with the standards set forth by NADCA. The cleaning, testing, and demonstration shall occur immediately prior to Government occupancy to avoid contamination from construction dust and other airborne particulates.

8. *Insulation.* All insulation shall contain recovered materials as required by EPA's CPG and related recycled content recommendations.

9. The Lessor shall conduct HVAC system balancing after any HVAC system alterations during the term of the lease and shall make a reasonable attempt to schedule major construction outside of office hours.

B. TENANT IMPROVEMENT INFORMATION:

1. *Zone Control.* Individual thermostat control shall be provided for office space with control areas not to exceed 2,000 ANSI/BOMA Office Area square feet. Areas which routinely have extended hours of operation shall be environmentally controlled through dedicated heating and air conditioning equipment. Special purpose areas (such as photocopy centers, large conference rooms, computer rooms, etc.) with an internal cooling load in excess of 5 tons shall be independently controlled. Concealed package air conditioning equipment shall be provided to meet localized spot cooling of tenant special equipment. Portable space heaters are prohibited from use.

6.8 VENTILATION (SEP 2000)

A. During working hours in periods of heating and cooling, ventilation shall be provided in accordance with the latest edition of ANSI/ASHRAE Standard 62, *Ventilation for Acceptable Indoor Air Quality.*

B. Air filtration shall be provided and maintained with filters having a minimum efficiency rating as determined by ANSI/ASHRAE Standard 52.2, *Method of Testing General Ventilation Air Cleaning Devices for Removal Efficiency by Particle Size.* Pre-filters shall be 30 percent to 35 percent efficient. Final filters shall be 80 percent to 85 percent efficient for particles at 3 microns.

C. Where the Lessor proposes that the Government shall pay utilities, the following shall apply:

1. an automatic air or water economizer cycle shall be provided to all air handling equipment, and

2. the building shall have a fully functional building automation system capable of control, regulation, and monitoring of all environmental conditioning equipment. The building automation system shall be fully supported by a service and maintenance contract.

6.9 VENTILATION: TOILET ROOMS (DEC 1993)

Toilet rooms shall be properly exhausted, with a minimum of 10 air changes per hour.

6.10 ELECTRICAL: GENERAL (SEP 2000)

The Lessor shall be responsible for meeting the applicable requirements of local codes and ordinances. When codes conflict, the more stringent standard shall apply. Main service facilities shall be enclosed. The enclosure may not be used for storage or other purposes and shall have door(s) fitted with an automatic deadlocking latch bolt with a minimum throw of 1/2 inch. Distribution panels shall be circuit breaker type with 10 percent spare power load and circuits.

6.11 ELECTRICAL: DISTRIBUTION (SEP 2000)

A. BUILDING SHELL:

1. Main power distribution switchboards and distribution and lighting panel boards shall be circuit breaker type with copper buses that are properly rated to provide the calculated fault circuits. All power distribution panel boards shall be supplied with separate equipment ground buses. All power distribution equipment shall be required to handle the actual specified and projected loads plus 10 percent spare load capacity. Distribution panels are required to accommodate circuit breakers for the actual calculated needs plus 10 percent spare circuits that will be equivalent to the majority of other circuit breakers in the panel system. All floors shall have 120/208 V, 3-phase, 4-wire with bond, 60 hertz electric service available.

2. Main distribution for standard office occupancy shall be provided at the Lessor's expense. In no event shall such power distribution (not including lighting and HVAC) for the Government-demised area fall below 7 W per ANSI/BOMA Office Area square foot.

3. Convenience outlets shall be installed in accordance with NFPA Standard 70, *National Electrical Code*, or local code, whichever is more stringent.

B. TENANT IMPROVEMENT INFORMATION:

1. All electrical, telephone, and date outlets within the Government-demised area shall be installed by the Lessor at the expense of the Government in accordance with the design intent drawings. All electrical outlets shall be installed in accordance with NFPA Standard 70, or local code, whichever is more stringent.

2. All tenant outlets shall be marked and coded for ease of wire tracing; outlets shall be circuited separately from lighting. All floor outlets shall be flush with the plane of the finished floor.

3. The Lessor shall ensure that outlets and associated wiring (for electricity, voice, and data) to the workstation(s) shall be safely concealed in partitions, ceiling plenums, in recessed floor ducts, under raised flooring, or by use of a method acceptable to the Contracting Officer. In any case, cable on the floor surface shall be minimized.

6.12 ELECTRICAL: ADDITIONAL DISTRIBUTION SPECIFICATIONS

If the Offeror proposes that building maintenance will be the responsibility of the Government, the Lessor shall provide duplex utility outlets in toilets, corridors, and dispensing areas for maintenance purposes at no cost to the Government. Fuses and circuit breakers shall be plainly marked or labeled to identify circuits or equipment supplied through them.

6.13 TELECOMMUNICATIONS: DISTRIBUTION AND EQUIPMENT (SEP 2000)

A. BUILDING SHELL:

1. Sufficient space shall be provided on the floor(s) where the Government occupies space for the purposes of terminating telecommunications service into the building. The building's telecommunications closets located on all floors shall be vertically-stacked. Telecommunications switchrooms, wire closets, and related spaces shall be enclosed. The enclosure shall not be used for storage or other purposes and shall have door(s) fitted with an automatic door-closer and deadlocking latch bolt with a minimum throw of 1/2 inch.

2. Telecommunications switchrooms, wire closets, and related spaces shall meet applicable Telecommunications Industry Association (TIA) and Electronic Industries Alliance (EIA) standards. These standards include the following:

   a. TIA/EIA-568, *Commercial Building Telecommunications Cabling Standard*,

   b. TIA/EIA 569, *Commercial Building Standard for Telecommunications Pathways and Spaces*,

   c. TIA/EIA-570, *Residential and Light Commercial Telecommunications Wiring Standard*, and

   d. TIA/EIA-607, *Commercial Building Grounding and Bonding Requirements for Telecommunications Standard.*

3. Telecommunications switchrooms, wire closets, and related spaces shall meet applicable NFPA standards. Bonding and grounding shall be in accordance with NFPA Standard 70, *National Electrical Code*, and other applicable NFPA standards and/or local code requirements.

B. TENANT IMPROVEMENT INFORMATION:

Telecommunications floor or wall outlets shall be provided as required. At a minimum, each outlet shall house one 4-pair wire jack for voice and one 4-pair wire jack for data. The Lessor shall ensure that all outlets and associated wiring, copper, coaxial cable, optical fiber, or other transmission medium used to transmit telecommunications (voice, data, video, Internet, or other emerging technologies) service to the workstation shall be safely concealed under raised floors, in floor ducts, walls, columns, or molding. All outlets/junction boxes shall be provided with rings and pull strings to facilitate the installation of cable. Some transmission medium may require special conduit, inner duct, or shielding as specified by the Government.

6.14 TELECOMMUNICATIONS: LOCAL EXCHANGE ACCESS (SEP 2000)

A. BUILDING SHELL:

1. The Government reserves the right to contract its own telecommunications (voice, data, video, Internet or other emerging technologies) service in the space to be leased. The Government may contract with one or more parties to have inside wiring (or other transmission medium) and telecommunications equipment installed.

2. The Lessor shall allow the Government's designated telecommunications providers access to utilize existing building wiring to connect its services to the Government's space. If the existing building wiring is insufficient to handle the transmission requirements of the Government's designated telecommunications providers, the Lessor shall provide access from the point of entry into the building to the Government's floor space, subject to any inherent limitations in the pathway involved.

3. The Lessor shall allow the Government's designated telecommunications providers to affix telecommunications antennae (high frequency, mobile, microwave, satellite, or other emerging technologies), subject to weight and wind load conditions, to roof, parapet, or building envelope as required. Access from the antenna(e) to the leased space shall be provided.

4. The Lessor shall allow the Government's designated telecommunications providers to affix antennae and transmission devices throughout its leased space and in appropriate common areas frequented by the Government's employees so as to allow the use of wireless telephones and communications devices necessary to conduct business.

B. TENANT IMPROVEMENT INFORMATION:

Should the Government's security requirements require sealed conduit to house the telecommunications transmission medium, the Lessor shall provide such conduit at the expense of the Government.

INITIALS: ______ & ______
LESSOR GOV'T

6.15 DATA DISTRIBUTION (SEP 2000)

The Lessor at its expense shall be responsible for purchasing and installing data cable. The Lessor shall ensure that data outlets and the associated wiring used to transmit data to workstations shall be safely concealed in floor ducts, walls, columns, or below access flooring. The Lessor shall provide outlets, which shall include rings and pull strings to facilitate the installation of the data cable. When cable consists of multiple runs, the Lessor shall provide ladder-type cable trays to insure that Lessor-provided cable does not come into contact with suspended ceilings. Cable trays shall form a loop around the perimeter of the Government-demised area such that they are within a 30-foot, 0-inch horizontal distance of any single drop.

6.16 ELECTRICAL, TELEPHONE, DATA FOR SYSTEMS FURNITURE (SEP 2000)

A. TENANT IMPROVEMENT INFORMATION:

1. The Lessor shall provide as part of the Tenant Improvement Allowance separate data, telephone, and electric junction boxes for the base feed connections to Government-provided modular or systems furniture, when such feeds are supplied via wall outlets or floor penetrations. When overhead feeds are used, junction boxes shall be installed for electrical connections. Raceways shall be provided throughout the furniture panels to distribute the electrical, telephone, and data cable. The Lessor shall provide all electrical service wiring and connections to the furniture at designated junction points. Each electrical junction shall contain an 8-wire feed consisting of 3 general-purpose 120-V circuits with 1 neutral and 1 ground wire, and a 120-V isolated-ground circuit with 1 neutral and 1 isolated-ground wire. A 20-ampere circuit shall have no more than 8 general-purpose receptacles or 4 isolated-ground "computer" receptacles.

2. The Government shall at its expense be responsible for purchasing telecommunications cable. Said cable shall be installed and connected to systems furniture by the Lessor/contractor with the assistance and/or advice of the Government or computer vendor. The Lessor shall provide wall-mounted data and telephone junction boxes, which shall include rings and pull strings to facilitate the installation of the data and telecommunications cable. When cable consists of multiple runs, the Lessor shall provide ladder-type cable trays to insure that Government-provided cable does not come into contact with suspended ceilings. Cable trays shall form a loop around the perimeter of the Government-demised area such that they are within a 30-foot, 0-inch horizontal distance of any single drop. Said cable trays shall provide access to both telecommunications data closets and telephone closets.

3. The Lessor shall furnish and install suitably sized junction boxes in the vicinity of the "feeding points" of the furniture panels. All "feeding points" shall be shown on Government-approved design intent drawings. The Lessor shall temporarily cap off the wiring in the junction boxes until the furniture is installed during Phase 2. The Lessor shall make all connections in the power panel and shall keep the circuit breakers off. The Lessor shall identify each circuit with the breaker number and shall identify the computer hardware to be connected to it. The Lessor shall identify each breaker at the panel and identify the devices that it serves.

4. PHASE 2 involves the Lessor's electrical contractor connecting power poles or base feeds in the junction boxes to the furniture electrical system and testing all pre-wired receptacles in the systems furniture. It also involves other Government contractors who will be installing the data cable in the furniture panels for the terminal and printer locations, installing the connectors on the terminal/printer ends of the cable, and continuity testing each cable. All Phase 2 work shall be coordinated and performed in conjunction with the furniture, telephone, and data cable installers. Much of this work may occur over a weekend on a schedule that requires flexibility and on-call visits.

6.17 ADDITIONAL ELECTRICAL CONTROLS

If the Offeror proposes that the Government pay separately for electricity, no more than 500 square feet of office may be controlled by one switch or automatic light control for all space on the Government meter, either through a building automation system, time clock, occupant sensor, or other comparable system acceptable to the Contracting Officer.

6.18 ELEVATORS (SEP 2000)

A. The Lessor shall provide suitable passenger and freight elevator service to any Government-demised area not having ground level access. Service shall be available during the hours specified in the "Normal Hours" paragraph in the SERVICES, UTILITIES, MAINTENANCE section of this SFO. However, one passenger and one freight elevator shall be available at all times for Government use. The freight elevator shall be accessible to the loading areas. When possible, the Government shall be given 24-hour advance notice if the service is to be interrupted for more than 1-1/2 hours. Normal service interruption shall be scheduled outside of the Government's normal working hours. The Lessor shall also use best efforts to minimize the frequency and duration of unscheduled interruptions.

B. CODE:

Elevators shall conform to the current edition of the American Society of Mechanical Engineers ANSI/(ASME) A17.1, *Safety Code for Elevators and Escalators*, except that elevator cabs are not required to have a visual or audible signal to notify passengers during automatic recall. Elevator lobby smoke detectors shall not activate the building fire alarm system but shall signal the fire department or central station services and capture the elevators. The elevator shall be inspected and maintained in accordance with the current edition of the ANSI/ASME A17.2, *Inspectors' Manual for Elevators*. All elevators shall meet both the ADAAG and the UFAS requirements.

C. SAFETY SYSTEMS:

Elevators shall be equipped with telephones or other two-way emergency signaling systems. The system used shall be marked and shall reach an emergency communication location staffed during normal operating hours when the elevators are in service. When Government occupancy is 3 or more floors above grade, automatic elevator emergency recall is required.

D. SPEED:
The passenger elevators shall have a capacity to transport in 5 minutes 15 percent of the normal population of all upper floors (based on 150 square feet per person). Further, the dispatch interval between elevators during the up-peak demand period shall not exceed 35 seconds.

E. INTERIOR FINISHES:
Elevator cab walls shall be hardwood, marble, granite, or an equivalent pre-approved by the Contracting Officer. Elevator cab floors shall be marble, granite, terrazzo, or an equivalent pre-approved by the Contracting Officer.

6.19 LIGHTING: INTERIOR AND PARKING (NOV 2005)

A. BUILDING SHELL:

1. The Lessor shall provide interior lighting, as part of the building shell cost, in accordance with the following:

   a. Modern, diffused fluorescent fixtures using no more than 2.0 W per ANSI/BOMA Office Area square foot shall be provided. Such fixtures shall be capable of producing a light level of 50 average maintained foot-candles at working surface height throughout the space. Tubes shall then be removed to provide 1) 30 foot-candles in portions of work areas other than work surfaces and 2) 1 foot-candle to 10 foot-candles, or minimum levels sufficient to ensure safety, in non-working areas. Exceptions may be granted by the GSA Buildings Manager. When the space is not in use by the Government, interior and exterior lighting, except that essential for safety and security purposes, shall be turned off.

   b. Exterior parking areas, vehicle driveways, pedestrian walkways, and building perimeter shall have 5 foot-candles for doorway areas, 3 foot-candles for transition areas (including stairwells), and at least 1 foot-candle overlapping throughout the lot, except where local codes conflict. Illumination shall be designed based on Illuminating Engineering Society of North America (IESNA) standards. Indoor parking shall have a minimum of 10 foot-candles and shall be designed based on IESNA standards. The intent is to provide adequate lighting at entrances/exits, garages, parking lots or other adjacent areas to the building to discourage crimes against persons.

   c. Exterior building lighting must have emergency power backup to provide for safe evacuation of the building in case of natural disaster, power outage, or criminal/terrorist activity.

   d. The Lessor shall provide occupancy sensors and/or scheduling controls through the building automation system to reduce the hours that the lights are on when the space is unoccupied. Daylight dimming controls shall be used in atriums or other space where daylight can contribute to energy savings.

   e. Lighting shall be controlled by occupancy sensors arranged to control open areas, individual offices, conference rooms, toilet rooms within the Government-demised area, and all other programmed spaces or rooms within the leased space. The control system shall provide an optimal mix of infrared and ultrasonic sensors suitable for the configuration and type of space. Occupancy sensors shall be located so that they have a clear view of the room or area they are monitoring. No more than 1,000 ANSI/BOMA Office Area square feet of open space shall be controlled by occupancy sensor. All occupancy sensors shall have manual switches to override the light control. Such switches shall be located by door openings in accordance with both the ADAAG and the UFAS. If light switches are to be used instead of occupancy sensors or in combination with occupancy sensors, the Offeror shall notify the Government during the negotiation process.

7.0 SERVICES, UTILITIES, MAINTENANCE

7.1 SERVICES, UTILITIES, MAINTENANCE: GENERAL

Services, utilities, and maintenance shall be provided by the Lessor as part of the rental consideration. The Lessor shall have a building superintendent or a locally designated representative available to promptly correct deficiencies.

7.2 NORMAL HOURS

Services, utilities, and maintenance shall be provided daily, extending 6:30 a.m. to 5:30 p.m except Saturdays, Sundays, and federal holidays.

7.3 OVERTIME USAGE (SEP 2000)

A. The Government shall have access to the leased space at all times without additional payment, including the use, during other than normal hours, of necessary services and utilities such as elevators, toilets, lights, and electric power.

B. If heating or cooling is required on an overtime basis, such services will be ordered orally or in writing by the Contracting Officer or the GSA Buildings Manager. When ordered, services shall be provided at the hourly rate established in the contract. Costs for personal services shall only be included as authorized by the Government.

C. When the cost of service is $2,000 or less, the service may be ordered orally. An invoice shall be submitted to the official placing the order for certification and payment. Orders for services costing more than $2,000 shall be placed using GSA Form 300, Order for Supplies or Services. The two clauses from GSA Form 3517, General Clauses, 552.232-75, *Prompt Payment*, and 552.232-70, *Invoice Requirements (Variation)*, apply to all orders for overtime services.

D. All orders are subject to the terms and conditions of this lease. In the event of a conflict between an order and this lease, the lease shall control.

7.4 UTILITIES

The Lessor shall ensure that utilities necessary for operation are provided and that all associated costs are included as a part of the established rental rate.

7.5 BUILDING OPERATING PLAN

If the cost of utilities is not included as part of the rental consideration, the Offeror shall submit a building operating plan with the offer. Such plan shall include a schedule of startup and shutdown times for operation of each building system, such as lighting, HVAC, and plumbing which is necessary for the operation of the building. Such plan shall be in operation on the effective date of the lease.

7.6 JANITORIAL SERVICES (SEP 2000)

A. The Lessor shall provide janitorial services for the leased space, public areas, entrances, and all other common areas and shall provide replacement of supplies. Janitorial services shall be performed each workday between the hours of 6:30 a.m. and 5:30 p.m. Refer to attached Special Requirements for additional requirements.

B. SELECTION OF CLEANING PRODUCTS:
The Lessor shall make careful selection of janitorial cleaning products and equipment to:

1. use products that are packaged ecologically;

2. use products and equipment considered environmentally beneficial and/or recycled products that are phosphate-free, non-corrosive, non-flammable, and fully biodegradable; and

3. minimize the use of harsh chemicals and the release of irritating fumes.

4. Examples of acceptable products may be found at *http://pub.fss.gsa.gov/environ/clean-prod-catalog.html*.

C. SELECTION OF PAPER PRODUCTS:
The Lessor shall select paper and paper products (i.e., bathroom tissue and paper towels) with recycled content conforming to EPA's CPG.

D. The Lessor shall maintain the leased premises, including outside areas, in a clean condition and shall provide supplies and equipment. The following schedule describes the level of services intended. Performance will be based on the Contracting Officer's evaluation of results, not the frequency or method of performance.

1. *Daily*. Empty trash receptacles, and clean ashtrays. Sweep entrances, lobbies, and corridors. Spot sweep floors, and spot vacuum carpets. Clean drinking fountains. Sweep and damp mop or scrub toilet rooms. Clean all toilet fixtures, and replenish toilet supplies. Dispose of all trash and garbage generated in or about the building. Wash inside and out or steam clean cans used for collection of food remnants from snack bars and vending machines. Dust horizontal surfaces that are readily available and visibly require dusting. Spray buff resilient floors in main corridors, entrances, and lobbies. Clean elevators and escalators. Remove carpet stains. Police sidewalks, parking areas, and driveways. Sweep loading dock areas and platforms. Clean glass entry doors to the Government-demised area.

2. *Three Times a Week.* Sweep or vacuum stairs.

3. *Weekly.* Damp mop and spray buff all resilient floors in toilets and health units. Sweep sidewalks, parking areas, and driveways (weather permitting).

4. *Every Two Weeks.* Spray buff resilient floors in secondary corridors, entrance, and lobbies. Damp mop and spray buff hard and resilient floors in office space.

5. *Monthly.* Thoroughly dust furniture. Completely sweep and/or vacuum carpets. Sweep storage space. Spot clean all wall surfaces within 70 inches of the floor.

6. *Every Two Months.* Damp wipe toilet wastepaper receptacles, stall partitions, doors, window sills, and frames. Shampoo entrance and elevator carpets.

7. *Three Times a Year.* Dust wall surfaces within 70 inches of the floor, vertical surfaces and under surfaces. Clean metal and marble surfaces in lobbies. Wet mop or scrub garages.

8. *Twice a Year.* Wash all interior and exterior windows and other glass surfaces. Strip and apply four coats of finish to resilient floors in toilets. Strip and refinish main corridors and other heavy traffic areas.

9. *Annually.* Wash all venetian blinds, and dust 6 months from washing. Vacuum or dust all surfaces in the building of 70 inches from the floor, including light fixtures. Vacuum all draperies in place. Strip and refinish floors in offices and secondary lobbies and corridors. Shampoo carpets in corridors and lobbies. Clean balconies, ledges, courts, areaways, and flat roofs.

10. *Every Two Years.* Shampoo carpets in all offices and other non-public areas.

11. *Every Five Years.* Dry clean or wash (as appropriate) all draperies.

12. *As Required.* Properly maintain plants and lawns. Remove snow and ice from entrances, exterior walks, and parking lots of the building. Provide initial supply, installation, and replacement of light bulbs, tubes, ballasts, and starters. Replace worn floor coverings (this includes the moving and returning of furnishings). Control pests as appropriate, using Integrated Pest Management techniques.

7.7 SCHEDULE OF PERIODIC SERVICES

Within 60 days after occupancy by the Government, the Lessor shall provide the Contracting Officer with a detailed written schedule of all periodic services and maintenance to be performed other than daily, weekly, or monthly.

7.8 LANDSCAPE MAINTENANCE

Performance will be based on the Contracting Officer's evaluation of results and not the frequency or the method of performance. Landscape maintenance shall be performed during the growing season on a weekly cycle and shall consist of watering, mowing, and policing the area to keep it free of debris. Pruning and fertilization shall be done on an as needed basis. In addition, dead or dying plants shall be replaced.

7.9 FLAG DISPLAY

The Lessor shall be responsible for flag display on all workdays and federal holidays. The Government will provide instructions when flags shall be flown at half-staff.

7.10 MAINTENANCE AND TESTING OF SYSTEMS (SEP 2000)

A. The Lessor is responsible for the total maintenance and repair of the leased premises. Such maintenance and repairs include site and private access roads. All equipment and systems shall be maintained to provide reliable, energy-efficient service without unusual interruption, disturbing noises, exposure to fire or safety hazards, uncomfortable drafts, excessive air velocities, or unusual emissions of dirt. The Lessor's maintenance responsibility includes initial supply and replacement of all supplies, materials, and equipment necessary for such maintenance. Maintenance, testing, and inspection of appropriate equipment and systems shall be done in accordance with applicable codes, and inspection certificates shall be displayed as appropriate. Copies of all records in this regard shall be forwarded to the GSA Field Office Manager or a designated representative.

B. Without any additional charge, the Government reserves the right to require documentation of proper operations or testing prior to occupancy of such systems as fire alarm, sprinkler, emergency generator, etc. to ensure proper operation. These tests shall be witnessed by a designated representative of the Contracting Officer.

8.0 SAFETY AND ENVIRONMENTAL MANAGEMENT

8.1 CERTIFICATE OF OCCUPANCY (MAY 2005)

The Lessor shall provide a valid Certificate of Occupancy, issued by the local jurisdiction, for the intended use of the Government and shall maintain and operate the building in conformance with current local codes and ordinances. If the local jurisdiction does not issue Certificates of Occupancy, the Offeror shall obtain the services of a licensed fire protection engineer to verify the offered space meets all applicable local codes and ordinances to ensure an acceptable level of safety is provided.

8.2 FIRE PROTECTION AND LIFE SAFETY (MAY 2005)

A. Offered space shall meet or be upgraded to meet prior to occupancy, the applicable egress requirements in the National Fire Protection Association (NFPA) 101, *Life Safety Code*, or an alternative approach or method for achieving a level of safety deemed equivalent and acceptable by the Government.

B. Offered space shall provide unrestrictive access to a minimum of two remote exits on each floor of Government occupancy. Scissor stairs shall only be counted as one approved exit. Open air exterior fire escapes shall not be counted as an approved exit.

8.3 AUTOMATIC FIRE SPRINKLER SYSTEM (MAY 2005)

A. Offered space located below-grade, including parking garage areas, and all areas in a building referred to as "hazardous areas" (defined in NFPA 101) that are located within the entire building (including non-Government areas) shall be protected by an automatic fire sprinkler system or an equivalent level of safety.

B. For buildings in which any portion of the offered space is on or above the sixth floor, then, at a minimum, the building up to and including the highest floor of Government occupancy shall be protected by an automatic fire sprinkler system or an equivalent level of safety.

C. For buildings in which any portion of the offered space is on or above the sixth floor, and lease of the offered space will result, either individually or in combination with other Government leases in the offered building, in the Government leasing 35,000 square feet or more ANSI/BOMA Office Area square feet of space in the offered building, then the entire building shall be protected throughout by an automatic fire sprinkler system or an equivalent level of safety.

D. Automatic sprinkler system(s) shall be maintained in accordance with the requirements of the applicable local codes or NFPA 25, *Standard for the Inspection, Testing, and Maintenance of Water-based Fire Protection Systems.*

E. Definitions:

1. "Automatic sprinkler system" means an electronically supervised, integrated system of underground and overhead piping, designed in accordance with National Fire Protection Association (NFPA) 13, *Installation of Sprinkler Systems*. The system is usually activated by heat from fire and discharges water over the fire area. The system includes an adequate water supply.

2. "Equivalent level of safety" means an alternative design or system (which may include automatic sprinkler systems), based upon fire protection engineering analysis, which achieves a level of safety equal to or greater than that provided by automatic sprinkler systems.

8.4 FIRE ALARM SYSTEM (MAY 2005)

A. A building-wide fire alarm system shall be installed in buildings in which any portion of the offered space is located 2 or more stories above the lowest level of exit discharge. The fire alarm system shall meet the installation and operational requirements of the applicable local codes and ordinances (current as of the date of this SFO) adopted by the jurisdiction in which the building is located.

B. The fire alarm system shall be maintained in accordance with the requirements of the applicable local codes or NFPA 72, *National Fire Alarm Code*. The fire alarm system wiring and equipment shall be electrically-supervised and shall automatically notify the local fire department or approved central station. Emergency power shall be provided for the fire alarm system.

8.5 OSHA REQUIREMENTS (SEP 2000)

The Lessor shall maintain buildings and space in a safe and healthful condition according to OSHA standards.

8.6 ASBESTOS (SEP 2000)

The leased space shall be free of all asbestos-containing materials, except undamaged asbestos flooring in the space or undamaged boiler or pipe insulation outside the space, in which case an asbestos management program conforming to EPA guidance shall be implemented.

8.7 INDOOR AIR QUALITY (SEP 2000)

A. The Lessor shall control contaminants at the source and/or operate the space in such a manner that the GSA indicator levels for carbon monoxide (CO), carbon dioxide (CO_2), and formaldehyde (HCHO) are not exceeded. The indicator levels for office areas shall be: CO - 9 ppm time-weighted average (TWA - 8-hour sample); CO_2 - 1,000 ppm (TWA); HCHO - 0.1 ppm (TWA).

B. The Lessor shall make a reasonable attempt to apply insecticides, paints, glues, adhesives, and HVAC system cleaning compounds with highly volatile or irritating organic compounds, outside of working hours. The Lessor shall provide at least 72 hours advance notice to the Government before applying noxious chemicals in occupied spaces and shall adequately ventilate those spaces during and after application.

C. The Lessor shall promptly investigate indoor air quality (IAQ) complaints and shall implement the necessary controls to address the complaint.

D. The Government reserves the right to conduct independent IAQ assessments and detailed studies in space that it occupies, as well as in space serving the Government-demised area (e.g., common use areas, mechanical rooms, HVAC systems, etc.). The Lessor shall assist the Government in its assessments and detailed studies by 1) making available information on building operations and Lessor activities; 2) providing access to space for assessment and testing, if required; and 3) implementing corrective measures required by the Contracting Officer.

E. The Lessor shall provide to the Government material safety data sheets (MSDS) upon request for the following products prior to their use during the term of the lease: adhesives, caulking, sealants, insulating materials, fireproofing or firestopping materials, paints, carpets, floor and wall patching or leveling materials, lubricants, clear finish for wood surfaces, janitorial cleaning products, pesticides, rodenticides, and herbicides. The Government reserves the right to review such products used by the Lessor within 1) the Government-demised area; 2) common building areas; 3) ventilation systems and zones serving the leased space; and 4) the area above suspended ceilings and engineering space in the same ventilation zone as the leased space.

8.8 RADON IN AIR (SEP 2000)

If space planned for occupancy by the Government is on the second floor above grade or lower, the Lessor shall, prior to occupancy, test the leased space for 2 days to 3 days using charcoal canisters or electret ion chambers to ensure that radon in air levels are below EPA's action concentration of 4 picoCuries per liter. After the initial testing, a follow-up test for a minimum of 90 days using alpha track detectors or electret ion chambers shall be completed.

8.9 RADON IN WATER (SEP 2000)

A. The Lessor shall demonstrate that water provided in the leased space is in compliance with EPA requirements and shall submit certification to the Contracting Officer prior to the Government occupying the space.

B. If the EPA action level is reached or exceeded, the Lessor shall institute appropriate abatement methods which reduce the radon levels to below this action level.

8.10 HAZARDOUS MATERIALS (OCT 1996)

The leased space shall be free of hazardous materials according to applicable federal, state, and local environmental regulations.

8.11 RECYCLING (SEP 2000)

Where state and/or local law, code, or ordinance require recycling programs for the space to be provided pursuant to this SFO, the successful Offeror shall comply with such state and/or local law, code, or ordinance in accordance with GSA Form 3517, General Clauses, 552.270-8, *Compliance with Applicable Law*. In all other cases, the successful Offeror shall establish a recycling program in the leased space where local markets for recovered materials exist. The Lessor agrees, upon request, to provide the Government with additional information concerning recycling programs maintained in the building and in the leased space.

8.12 OCCUPANT EMERGENCY PLANS (NOV 2005)

The Lessor is required to participate in the development and implementation of the Government Occupant Emergency Plan. The Occupant Emergency Plan shall include procedures for notification of the Lessor's building engineer or manager, building security, local emergency personnel, and GSA personnel for possible shutdown of the air-handling units.

9.0 LEASE SECURITY STANDARDS

9.1 GENERAL REQUIREMENTS (NOV 2005)

A. Overview of Lease Security Standards:

1. The Government will determine security standards for facilities and agency space requirements. Security standards will be assessed based upon tenant agency mix, size of space requirement, number of employees, use of the space, location of the facility, configuration of the site and lot, and public access into and around the facility. The Government will designate a security level from Level I to Level IV for each space requirement. The Contracting Officer (or the Contracting Officer's designated representative) will provide the security level designation as part of the space requirement. A copy of the Government's security standards is available at www.oca.gsa.gov.

2. The Contracting Officer (or the Contracting Officer's designated representative) will identify all required security standards.

3. Within 120 days of lease award, or at the time of submission of working/construction drawings, whichever is earlier, the Lessor shall provide the Government with itemized costs of the security items in this section. Additionally, the Lessor shall provide the cost per square foot of those items designated "shell" in this section as submitted in the final offer.

4. A security level designation may be determined by the individual space requirement or by the assessed, cumulative tenant agency mix within a given facility. If an Offeror is offering space in a facility currently housing a federal agency, the security level designation of the facility may be increased and the Offeror may be required to adhere to a higher security standard than other Offerors competing for the same space requirement. If two or more federal space requirements are being competed at the same time, an Offeror submitting on both or more space requirements may be subject to a higher security standard if the Offeror is determined to be the successful Offeror on more than one space requirement. It is incumbent upon the Offeror to prepare the Offeror's proposal accordingly.

5. Level I requirements have been incorporated into the paragraphs entitled, *Lighting: Interior and Parking*, and *Doors: Hardware* as part of this SFO. If this SFO is used for a Level I space requirement, the Level II lease security standards, as determined by the Government, shall become the minimum lease security standards for this requirement.

9.2 DETERRENCE TO UNAUTHORIZED ENTRY (NOV 2005)

The Lessor shall provide a level of security that reasonably prevents unauthorized entry to the space during non-duty hours and deters loitering or disruptive acts in and around the space leased. The Lessor shall ensure that security cameras and lighting are not obstructed.

9.3 ACCESS TO UTILITY AREAS (NOV 2005)

Utility areas shall be secure, and only authorized personnel shall have access.

9.4 EMERGENCY POWER TO CRITICAL SYSTEMS (TENANT IMPROVEMENT) (NOV 2005)

Emergency power backup is required for all alarm systems, CCTV monitoring devices, fire detection systems, entry control devices, lighting, etc., and special equipment, as identified elsewhere in the SFO.

9.5 MECHANICAL AREAS AND BUILDING ROOFS (NOV 2005)

A. Keyed locks, keycards, or similar security measures shall strictly control access to mechanical areas. Additional controls for access to keys, keycards, and key codes shall be strictly maintained. The Lessor shall develop and maintain accurate HVAC diagrams and HVAC system labeling within mechanical areas.

D. Roofs with HVAC systems shall also be secured. Fencing or other barriers may be required to restrict access from adjacent roofs based on a Government Building Security Assessment. Roof access shall be strictly controlled through keyed locks, keycards, or similar measures. Fire and life safety egress shall be carefully reviewed when restricting roof access.

9.6 ACCESS TO BUILDING INFORMATION (NOV 2005)

Building Information—including mechanical, electrical, vertical transport, fire and life safety, security system plans and schematics, computer automation systems, and emergency operations procedures—shall be strictly controlled. Such information shall be released to authorized personnel only, approved by the Government, preferably by the development of an access list and controlled copy numbering. The Contracting Officer may direct that the names and locations of Government tenants not be disclosed in any publicly accessed document or record. If that is the case, the Government may request that such information not be posted in the building directory

9.7 POSTING OF GOVERNMENT RULES AND REGULATIONS (TENANT IMPROVEMENT) (NOV 2005)

The Government will post applicable Government rules and regulations at the entrance to any Government-occupied space for such things as, but not limited to, barring the unauthorized possession of firearms and dangerous weapons. The Government will coordinate with the Lessor to ensure signage is consistent with the Lessor's standards.

9.8 **DEVELOPMENT, IMPLEMENTATION, AND PERIODIC REVIEW OF OCCUPANT EMERGENCY PLANS (NOV 2005)**

The Lessor shall cooperate and participate in the development of an Occupant Emergency Plan (OEP) and if necessary, a supplemental Sheltering-in Place (SIP) Plan. Periodically, the Government may request that the Lessor assist in reviewing and revising the OEP and SIP plan(s).

9.9 **BUILDING SECURITY PLAN (NOV 2005)**

The Offeror shall provide a Pre-Lease Building Security Plan, as attached, with the offer that addresses its compliance with the lease security standards, as described in this SFO and its attachments.

9.10 **ADDITIONAL SECURITY MEASURES AS DETERMINED BY THE GOVERNMENT (NOV 2005)**

The Government reserves the right, prior to the submission of final revised proposals, to require additional security measures to meet specific tenant occupancy requirements, as may be determined by the Government's building security assessment or any type of Government risk assessment evaluation of the proposed building, location, and tenant mix.

9.11 **BACKGROUND SECURITY CHECKS (NOV 2005)**

Background Security Checks for Contract Service Personnel:

A. The Government will conduct background checks on contractors with routine access to Government leased space.

B. The Lessor shall submit completed fingerprint charts and personal history statements for each employee of the Lessor as well as employees of the Lessor's contractors or subcontractors who will provide building operating services requiring routine access to the Government's leased space. The Government may also require this information for employees of the Lessor, the Lessor's contractors, or subcontractors who will be engaged to perform alterations or emergency repairs in the Government's space. For the purpose of this requirement, routine access shall be any period beyond 30 calendar days.

C. The Contracting Officer will furnish the Lessor with Form FD-258, Fingerprint Chart, and Form 176, Statement of Personal History, to be completed by each person and returned by the Lessor to the Contracting Officer (or the Contracting Officer's designated representative) within 10 working days from receipt of the forms. Based on the information furnished, the Government will conduct security checks of the employees. The Contracting Officer will advise the Lessor in writing if an employee fails the check, and effective immediately, such employee will no longer be allowed to work or be assigned to work in the Government's space.

D. Throughout the life of the lease, the Lessor shall provide the same data for any new employee(s), contractors, or subcontractors who will be assigned to the Government's space. In the event the Lessor's contractor/subcontractor is subsequently replaced, the new contractor/subcontractor is not required to submit another set of these forms for employees who were cleared through this process while employed by the former contractor/subcontractor. The Lessor shall resubmit Form FD-258 and Form 176 for every employee covered by this paragraph on a 3-year basis.

9.12 **SECURE HVAC: AIRBORNE HAZARDS (NOV 2005)**

Air-handling units shall be able to be shut down in response to a threat. Procedures shall be in place for notification of the Lessor's building engineer or manager, building security guard desk, local emergency personnel, GSA personnel, and Contracting Officer for possible shut-down of the air handling units serving the mailroom and/or any other possibly affected areas of the building to minimize contamination, as deemed appropriate to the hazard.

9.13 **PARKING SECURITY REQUIREMENTS (NOV 2005)**

A. Identification of Parking Areas:

Government parking areas or spaces shall be assigned and marked as "reserved."

9.14 **SHATTER-RESISTANT WINDOW PROTECTION REQUIREMENTS (NOV 2005) (BUILDING SHELL)**

A. The Lessor shall provide and install wet-glazed or mechanically attached, shatter-resistant material not less than 0.18 millimeters (7 mil) thick on all exterior windows in Government-occupied space. The Offeror shall provide a description of the shatter-resistant window system in the attached "Pre-Lease Building Security Plan" for evaluation by the Government. Alternatively,

B. The Lessor shall provide certification from a licensed professional engineer that the window system conforms to a minimum glazing performance condition of "3B" for a high protection level and a low hazard level. Window systems shall be certified as prescribed by WINGARD 4.1 or later or WINLAC 4.3 software to have satisfied the specified performance condition using the test methods provided in the *US General Services Administration Standard Test Method for Glazing and Window Systems Subject to Dynamic Overpressure Loadings* or ASTM F1642-04 *Standard Test Method for Glazing and Glazing Systems Subject to Airblast Loadings.*

9.15 **TEMPORARY SECURITY UPGRADE DUE TO IMMEDIATE THREAT (NOV 2005)**

The Government reserves the right, at its own expense and with its own personnel, to temporarily heighten security in the building under lease during heightened security conditions due to emergency situations such as terrorist attacks, natural disaster, and civil unrest.

9.16 SECURITY DESIGN CRITERIA: SETBACK (BUILDING SHELL) (NOV 2005)

The Lessor shall provide a setback distance of 20 feet as specified from the face of the building's exterior to the protected/defended perimeter (i.e., any potential point of explosion). This means the distance from the building to the curb or other boundary protected by bollards, planters or other street furniture. Such potential points of explosion may be, but are not limited to, such areas that could be accessible by any motorized vehicle (i.e., street, alley, sidewalk, driveway, parking lot).

10.0 SPECIAL REQUIREMENTS

10.1 SPECIAL REQUIREMENTS: PARKING

The Government requires ninety-eight (98) parking spaces for employees and visitors as follows: Forty-nine for employees, forty-nine (49) for visitors. Employee parking shall be separate from visitor parking.

The attached special requirements adds to or modifies the main body of the Solicitation for Offers (SFO). If there are any conflicting requirements in these documents that comprise this Solicitation for Offers, the Special Requirements shall take precedence.



INITIALS

GOV'T	LESSOR


BEAUMONT
EVANGELINE
COLLIER
WHITE
HALIDAY
JACKSON
BERRY
PHELAN
UP RR

EXHIBIT B LEGAL DESCRIPTION

FIELD NOTE DESCRIPTION

That certain 3.340 acre tract out of the A. Huston Survey, Abstract 33, Jefferson County, Texas, being the remainder of that called 46.00 acre tract conveyed to Nichols Development Company, recorded in Clerk's File No. 2000005304 of the Officials Public Records of Real Property of Jefferson County, Texas, said 3.340 acres being more particularly described by metes and bounds as follows:

Note: The Basis of Bearings is north line of a called 1.000 acre tract conveyed to Richard Lynn Worthey as recorded in Clerks File No. 200304162 of the Official Public Records of Real Property of Jefferson County, Texas having been called West 347.90 feet.

BEGINNING at a capped iron rod found in the north line of the said 1.000 acre tract for the southwest corner of a called 0.5969 acre tract conveyed to Smylie Unlimited, LLC as recorded in Clerks File No. 2004025612 of the Official Public Records of Real Property of Jefferson County, Texas and the southeast corner of the said 3.340 acre tract from which a capped iron rod found in the west right-of-way line of North Major Drive (aka FM 364) for the southeast corner of the said 0.5969 acre tract and the northeast corner of the said 1.000 acre tract bears South 89°59'55" East 178.07 feet (called East 178.00 feet);

THENCE West along the said north line of the 1.000 acre tract and the south line of the said 3.340 acre tract a distance of 169.68 feet (called West 169.90 feet) to a capped iron rod found in the northeasterly line of Ditch 202-E as described in Film Code 103-43-0139 of the Real Property Records of Jefferson County, Texas for the northwest corner of the said 1.000 acre tract and the southwest corner of the said 3.340 acre tract;

THENCE North 37°47'19" West along the said northeasterly line of Ditch 202-E and the westerly line of the said 3.340 acre tract a distance of 34.48 feet (called North 38°00'22" West) to a DD#6 concrete monument found for an angle point;

THENCE North 37°59'11" West continuing along the said northeasterly line of Ditch 202-E and the said westerly line of the 3.340 acre tract a distance of 584.82 feet (called North 38°00'22" West) to a 1/2" capped iron rod set in the south right-of-way line of Dishman Road for the northwest corner of the said 3.340 acre tract;

THENCE North 89°44'42" East along the south right-of-way line of Dishman Road and the north line of the said 3.340 acre tract, at a distance of 328.63 feet pass a found capped iron rod, and continuing a total distance of 429.84 feet (called North 89°43'28" East 429.84 feet) to a capped iron rod found for the northwest corner of a called 2.120 acre tract conveyed to Dupont Beaumont Federal Credit Union as recorded in Clerks File No. 2005010849 of the Official Public Records of Real Property of Jefferson County, Texas and the northeast corner of the said 3.340 acre tract;

THENCE South 00°01'17" East along the west line of the said 2.12 acre tract and the east line of the said 3.340 acre tract a distance of 168.01 feet (called South 00°02'58" East 168.00 feet) to a capped iron rod found for an angle point;

THENCE South 34°29'47" East continuing along the said west line of the 2.12 acre tract and the said east line of the 3.340 acre tract a distance of 213.53 feet (called South 34°32'00" East 213.49 feet) to a capped iron rod found for the southwest corner of the said 2.12 acre tract, the northwest corner of the said 0.5969 acre tract and an angle point for the said 3.340 acre tract;

THENCE South 00°01'07" East along the west line of the said 0.5969 acre tract and the said east line of the 3.340 acre tract a distance of 146.10 feet (called South 00°02'58" East 146.04 feet) to the POINT OF BEGINNING and containing 3.340 acres of land, more or less.


INITIALS

SFO________
(OFFICE)___

SUPPORTING SFO INFORMATION
SOCIAL SECURITY ADMINISTRATION
DATE: October 23, 2006

CITY/STATE: **Beaumont, Tx**

DATE SPACE IS REQUIRED: As soon as possible

AMOUNT OF SPACE REQUIRED: **14,710** Minimum Occupiable SF - **16,181** Maximum Occupiable SF
16,917 Minimum Rentable SF* - **18,609** Maximum Rentable SF*
*+15 percent

This does not include space to be deducted from the gross area for electrical/air conditioning/heating closet, janitor closet, vestibule, and employee restrooms, including their enclosing walls.

REQUESTED LEASE PERIOD: 15 Years (10 Years Firm)

LOCATION: _____x_____Inside or outside city center
__________Outside City center

Sites which are located directly on a highway or 6-lane thoroughfare shall not be considered in the following instances: (1) if the two directions of traffic are separated by a physical barrier or traffic indicator which does not permit access from either direction within a block; (2) if the location access is directly from a highway, unless there is a traffic control device within two blocks or equivalent from the proposed office space. Locations must be as convenient to the visiting public as possible. Primary consideration in selecting boundaries will be accessibility by public and private transportation for the greatest number of people in the service area.

PARKING REQUIREMENTS:

A total of **98** parking spaces are required. See special requirements, item 10.2 below.

NORMAL HOURS:

Services, utilities, and maintenance will be provided daily, extending from 6:30 a.m. to 5:30 p.m. except Saturdays, Sundays and Federal holidays.

OVERTIME HOURS:

The average number of overtime hours worked on a monthly basis is 14 hours between the hours of 8:00 a.m. and 3:00 p.m. on Saturdays. The estimated annual overtime HVAC requirements are 168 hours.

TOILET ROOMS (FIXTURE SCHEDULE):

The space will be occupied by approximately **39** women and **10** men.

SYSTEMS FURNITURE

Systems furniture will be reinstalled if the office relocates to a new location.

Occupancy is required 180 days from the date the lessor receives the final floor plan. Use the attached "SSA Intelligent Workstation/Local Area Network Requirements for Site Preparation" as part of the lease for electrical wiring and cable installation.

SECURITY CAMERAS, INTRUSION DETECTION SYSTEM (IDS), PANIC, AND DURESS SYSTEMS

SSA obligates funds (via reimbursable work authorizations) directly with the Federal Protective Service, GSA, to furnish/install the security cameras (exterior and interior) and intrusion detection system when an office relocates or when an office expands at the current location. SSA will notify FPS when the new lease is awarded.

Initials KK ; VLM
Lessor Gov't

Perimeter security codes will not be provided to the lessor or the janitorial service personnel.

TELEPHONE SYSTEM

SSA will make arrangements to install the telephone system. In leased space, the lessor must provide a telephone entry point.

QUALITY AND APPEARANCE OF BUILDING EXTERIOR

The space offered should be located in a new or modern office building that does not have a façade of exposed metal materials.

FLAG POLE

A lighted flagpole with internal mechanism is required.

SOLICITATION FOR OFFERS
SPECIAL REQUIREMENTS
SOCIAL SECURITY ADMINISTRATION

SECTION 10 - GENERAL

This section adds or modifies the main body of the solicitation for offers. If there are any conflicting requirements in these documents that comprise this solicitation for offers, the special requirements shall take precedence.

Any alterations, including recarpeting or repainting, done to space assigned to the Social Security Administration shall be done after working hours and/or on weekends.

10.1 EXTERIOR DESIGN/FLAG POLE

The General Services Administration contracting officer and regional Social Security Administration representative will approve exterior design, including exterior materials, colors, roof materials and colors, parking configuration, landscaping, and number, style, and size of exterior windows.

Colored renderings of each side of the building and a site plan must be provided with the initial offer. The General Services Administration contracting officer and regional Social Security Administration representative shall approve the elevation drawings and site plan including parking, driveways, ingress, egress, and bollard locations.

A lighted flagpole with internal mechanism is required.

10.2 PARKING/EXTERIOR LIGHTING

Onsite parking is required in accordance with local city codes with no additional cost to the Government and is to be assigned for official use.

To accommodate the parking needs for visitors and employees, a total of **98** parking spaces must be available as follows: **Forty-nin** for employees and **forty-nine** for the visiting public. Separate parking areas are required for employees; i.e., located in the rear of the space (employee parking located on one side may be considered).

OPTIONAL PARAGRAPH FOR EXISTING BUILDINGS: Parking for the handicapped must be located within the same block. If onsite parking is not available, secure employee/visitor parking facilities must be available within 600 feet (or two blocks, whichever is less) of the office and must be within reasonable commercial rates. Parking spaces in commercial lots shall be readily available throughout the day. Parking space that is routinely occupied by mid-morning is not acceptable. Restricted or metered parking of less than two hours within the two-block area of the space will not meet parking requirements.

These parking requirements are in addition to the parking requirements for the handicapped covered in the main body of this solicitation.

All parking areas shall be hot bituminous pavement or concrete. Parking areas shall be striped and be repainted every three years. They shall be paved with a concrete curb, and graded to provide adequate site draining. The lot design must consider snow removal and snow storage requirements.

Building entrances, parking areas and paths to parking areas shall be lighted. Ballasts are to be rapid start, thermally protected, voltage regulated type UL listed, and ETL approved.

Parking for the handicapped shall comply with the "parking and loading zones" in the handicapped accessibility section of this solicitation. The location of the parking for the handicapped must also be positioned as to not require crossing streets/driveways.

10.3 INDOOR AIR QUALITY

A. Application of insecticides (except traps); paints, glues, adhesives; and HVAC system cleaning compounds containing highly volatile or irritating organic compounds shall not be used during office working hours within Government occupied space. Advance notice shall be provided to the onsite SSA manager before applying noxious or objectionable chemicals within Government spaces. Manufacturer's recommendations and material safety data sheets will be consulted to ensure that adequate ventilation is maintained during work procedures involving chemicals.

B. The lessor shall promptly dry, remove, or replace damp or wet areas or materials. Materials that cannot be removed will be decontaminated according to Public Health Service standards.

10.4 PUBLIC TRANSPORTATION

In cities with public transportation, the service must be at regularly scheduled times during the entire workday and within 600 feet (or two blocks, whichever is less) from the building entrance for the commuting needs of the visiting public. The route from the bus stop to the building entrance shall be accessible for the mobility impaired.

10.5 SIGNAGE

An exterior sign shall be provided and mounted on the exterior wall. Sign to read "SOCIAL SECURITY ADMINISTRATION." The sign shall have separate block letters mounted on the building exterior and be of sufficient size to be easily seen from the street (approximately 18 inches in height). The style and size of lettering must be approved by the GSA contracting officer. In locations with street-side marquees, an additional sign on the marquee to identify SSA is required.

Signage is required for each designated parking area (employee and public).

The Government requires an elevated single-sided or double-sided monument sign (approximately five (5) foot high x ten (10) foot long). Sign to be constructed using appropriate building materials; i.e., brick.

In multi-story buildings room number signs on doors from public corridors (minimum 4" x 6") are required in addition to the lobby directory.

10.6. SECURITY BOLLARDS

Bollards or equivalent vehicular barriers are required unless waived by the Government. Site plans will be reviewed by Government security specialists to approve the location of bollards. Site plans shall include proposed bollard locations, materials, and specifications. At minimum, bollards are required on all sides of the building which face public parking areas and streets.

OPTIONAL PARAGRAPH FOR EXISTING BUILDING. *For existing space, at minimum, bollards are required on all sides of the building which face parking areas and any area with vehicular access.*

10.7 EXITS AND ACCESS

Vestibules shall be provided at public entrances. The interior partitions of the vestibule shall be constructed of glass with single or double glass doors. SSA reserves the right to require the vestibule location on the exterior of the building. Glass must meet all local codes and NFPA requirements and must be heavy-duty tempered glass. Vestibule glass and doors shall be tinted.

Additional vestibule(s) shall be required at employee entrances wherever directional wind, weather conditions, and heat loss are important factors for consideration.

All entrances, including the main entrance exterior vestibule, shall be covered. The porticos shall be of adequate size to protect several people in inclement weather.

The employee entrance shall be covered with a contiguous extension of the roof system that is an integral part of the building (it shall not be a canopy or separate covering attached to the building). It will include a concrete pad appropriately sized to accommodate 25 percent of the employees or 4 employees, whichever is greater. The area shall be located away from HVAC equipment and screened from public access. Picnic table(s)/seating shall be provided/installed under the covered area and secured to the concrete pad.

Concrete sidewalks shall be provided to all public and employee exterior doors with appropriately sized landings.

Interior walk-off mats shall be provided at all entrances. Mats shall be spot-cleaned and/or shampooed as required during the term of the lease

A **doorbell and intercom** shall be installed at the designated employee entrance. The ringer and intercom speaker location shall be specified on floor plans.

Trash/cigarette receptacles shall be provided outside the main entrance and at the covered patio/picnic table area.

An **automatic door opener** is required on one of the Reception Room main entrance double doors and on one of the main vestibule double doors. Doors indicated shall receive an "Electromechanical Operator for Swinging Doors." Provide manufacturer's standard electromechanical unit with doors and power opened and spring closed; with closing speed controlled mechanically by gear train and dynamically by braking action of electric motor. Operator Mounting Type: concealed overhead operator; with corresponding accessory package for fire-resistance-rated doors and semi-flush, wall-mounted, door-control switch plate. Lessor to provide maintenance.

10.8 SPRINKLER SYSTEM ADDENDUM

Automatic sprinklers are required in all buildings with wood structural members (including wood roof deck) regardless of size.

10.9 IVT SATELLITE DISH

The Government reserves the right to install an Interactive Video Training (IVT) system at no cost to the lessor. The Government reserves the right to install a satellite dish and/or antenna at no increase in the annual rental rate. The IVT system consists of a

satellite dish and decoder cabled to television monitors. Installation of the satellite dish shall be with no increase in rent. Lessor waives restoration rights as they apply to the IVT systems, and the IVT systems shall remain the property of the Government.

The satellite dish shall be roof mounted unless code or architectural requirements prohibit roof-mounted antennas. Where a roof-mounted dish is prohibited, a pad located on the ground may be substituted with no additional cost to the Government. The lessor is responsible for design and installation of roof support structures and/or substitute ground pads and antenna structure.

10.10 CONFIGURATION OF SPACE

Space shall be on the ground floor, shall be contiguous, and on one level without being split by a public corridor or firewalls. The ratio of width to length shall not exceed 2:3.

OPTIONAL PARAGRAPH FOR EXISTING BUILDING. If ground floor space is not available, contiguous upper floor space may be an acceptable alternative if approved by the GSA contracting officer. Elevator service must consist of a minimum of two handicap accessible elevators (one may serve as a freight elevator).

10.11 EFFICIENCY OF LAYOUT

Space configuration shall be conducive to an efficient systems furniture layout. Consideration for an efficient layout will include, but will not be limited to, the following: size and number of columns, column placement, bay depths, window size and placement, convector size and placement, electrical and telephone accessibility, any angles, curves or offsets that will result in an inefficient use of space. Columns must be at least 28 feet apart (center to center) and 28 feet from any interior wall and be no more than one foot square.

10.12 ESTIMATES FOR SQUARE FOOTAGE, AND FLOOR AND WALL COVERING

ROOM	FLOOR COVER	WALL COVER*	APPROXIMATE SQUARE FOOTAGE
Data Room	Vinyl Tile	Paint	250
Multipurpose Room	Carpet Tile	Vinyl	650
Video Conference Room	Carpet Tile	Vinyl	500
Supply Room	Vinyl Tile	Paint	470
Reception Room/FEI Area	Ceramic Tile**	Vinyl	3767
Files Area	Carpet Tile	Vinyl	490
Mail Room	Carpet Tile	Vinyl	120
Private Interview	Carpet Tile	Vinyl	100
Manager	Carpet Tile	Vinyl	200
Ass't Manager	Carpet Tile	Vinyl	180
Coat/Storage Closets	Carpet Tile	Paint	100
Public Restrooms	(Refer to Solicitation)		350
Open Area	Carpet Tile	Vinyl	**9004**
Total Occupiable Square Feet of Space Required:			**16,181** ***

* Paint shall be washable textured latex enamel, and washable vinyl wall covering shall be provided in accordance with this solicitation

** Non-slip ceramic tile (minimum 12" square)

*** Total occupiable space does not include the square footage needed for the vestibule, electrical/air conditioning/heating closet, janitor closet, and employee restrooms, including their enclosing walls.

10.13 JANITORIAL SERVICES

Janitorial cleaning/maintenance must be performed each workday between the hours of 6:30 a.m. and 5:30 p.m. Wherever possible, vacuuming shall be done either before or after the office is open to the public. The actual daily schedule shall be determined with the SSA manager prior to occupancy.

The reception room and multipurpose room floors shall be damp mopped daily, and the multipurpose room VCT tile floor must be stripped and refinished every three months.

10.14 INTRUSION DETECTION SYSTEM (IDS)

The Government reserves the right, and shall have access, to install an intrusion detection (perimeter security) system at no cost to the lessor. Lessor waives restoration rights as they apply to the IDS system, and the system shall remain the property of the Government. Security codes shall not be provided to the lessor or to the janitorial service personnel. Access to Government space shall be coordinated with the local SSA Manager.

10.15 SECURITY CAMERAS

The Government reserves the right, and shall have access, to install interior/exterior security cameras. Lessor waives restoration rights as they apply to the cameras, and the cameras shall remain the property of the Government.

10.16 CEILING HEIGHTS, GRID, AND LIGHTING FIXTURES

Ceiling height in all areas must be a minimum of 10 feet measured from the floor to the lowest obstruction. Junction boxes for systems furniture power poles must be mounted to accommodate power poles no longer than 12 feet.

The systems furniture layout shall be taken into consideration when the ceiling grid and lighting system are designed, installed, or replaced. A minimum of 50-foot candles at workstation height shall be provided. Light levels shall be measured with blinds closed prior to acceptance. Even lighting must be provided throughout the office space in accordance with solicitation requirements. Lighting shall be balanced after furniture installation at no additional cost to the Government. Parabolic grids must have openings that are no larger than four x six inches in size.

All emergency light fixtures shall have emergency battery backup ballasts for emergency and egress lighting when normal power has been interrupted. Rooms without exterior windows (restrooms, Data, Files, Supply) must have emergency light fixtures.

10.17 PARTITIONS

A. PERIMETER WALLS

Space occupied by the Government shall be separated from common areas or other tenant agencies including adjacent Government space by partitions which extend from the structural floor slab to the structural ceiling slab (slab to slab). Where slab-to-slab construction is precluded because access to the plenum is required, 9-gauge extruded wire mesh shall be securely anchored to metal studs from the top of the partitions to the true slab above.

Partitions for common areas and areas not occupied by the Government, and partitions forming the perimeter of Government space, are not considered in the ratio adjustment.

The Government occupied space must be separated from public areas, corridors, janitor closet, and building support areas with one-hour fire-rated walls. The partitions must be constructed to prevent the passage of smoke from these areas to Government occupied space. Doors in fire-rated partitions must be properly fire-rated and bear the appropriate label. All other penetrations must be properly protected.

The mechanical room(s) shall be separated with two-hour fire rated walls. The doors shall be Class B, 1-1/2 hour fire-rated with appropriate frames and hardware.

B. SOUND CONDITIONED PARTITION IN VIDEO CONFERENCE, MULTIPURPOSE, AND MANAGERS OFFICES

Partitions specified as sound conditioned and all slab-to-slab partitions shall have three-inch sound blankets between 5/8 inch gypboard partitions. Sound blankets shall be packed into decking ribs. Where the ceiling plenum serves as a return-air duct, acoustically lined transfer ducts shall be provided to maintain HVAC return air.

As an alternative, ceiling-high walls shall have three-inch sound blankets between 5/8 inch gypboard partitions. A three-inch sound blanket shall cover the ceiling of the area and extend a minimum of four feet on each side of the centerline of the wall above the ceiling. Acoustical sealant shall be applied on both sides of the metal stud runners. All service boxes shall be sealed, and electrical conduit plugged with acoustical sealant. Doors shall be tight fitting with 1/2 inch x 1/8 inch solid neoprene stops on three sides and threshold. Ceiling shall have a minimum NRC of .80.

C. RECEPTION ROOM AND FRONT-END INTERVIEWING WALL PARTITIONS

The wall partition(s) containing the interview windows in the Reception room (and front-end interviewing area) shall be constructed to the deck above to support the installed interview windows. Between the interview windows, the sheetrock walls must have wood supports (at least 68 inches high) behind the sheetrock for the systems furniture panels to be mounted to the walls.

Arched wall partitions are required over each of the five interview windows in the Reception room between privacy dividers), over the doorway into the general office area, over the entrance to the public restrooms, and over the main entrance. Crown molding required at top of each interview window privacy divider. Locations to be shown on the design intent floorplan to be provided upon lease award. (See attachment labeled "Framing Details").

D. Corner guards are required on all interior wall outside corners of the reception/FEI area and open office space to prevent damage to the walls by wheelchairs and other assistive devices.

10.18 DOORS AND LOCKS

Refer to the main body of this solicitation for exterior and interior door construction and hardware requirements, including door closures and kick plates. Door closures are required on all reception room, multipurpose room and videoconference room doors. The SSA Manager shall select color of stain or paint used on interior doors.

A. COMBINATION LOCK WITH PANIC HARDWARE ON EMPLOYEE EXTERIOR ENTRANCE DOORS

A lever-operated pushbutton combination lock with management lockout feature AND PANIC HARDWARE is required on all employee entrance doors. An acceptable combination lock is Locknetics, Model 6000, or equal.

B. **LOCKS/HARDWARE ON DOOR BETWEEN RECEPTION ROOM AND OPEN OFFICE**

Electric Door Opener and Control Keypad: A lever-type standard commercial duty door handle, an electric door release with sound rectifier (7840 ANSI by Adams Rite, or equal), and Control Keypad (Door-Gard Command and Control Series, Model 232i, International Electronics, Inc., or equal) is required to control access between the reception room and open office area. The Door-Gard control keypad shall be flush-mounted on the wall next to door. Electric door opener to be controlled at each interview window and guard desk (locations to be shown on the floor plan). (See attachments labeled "Electric Door Strike Assembly" and "Door-Gard Command and Control Series Features and Programming Guide".)

C. **PRIVACY PUSHBUTTON LOCK SET**

Commercial duty (lever operated) locking privacy pushbutton lock sets with two keys are required on the interior doors of the Mail Room, Private Interview Room, Data room, and the SSA Managers' private offices.

D. **KEYS FOR LOCKS**

All keys are to be stamped "Do Not Duplicate".

All locks on interior doors, except the Data room and SSA Managers' office doors, to be keyed alike with two keys provided. The Data room and SSA Managers' door locks to be each keyed separately with two keys provided. All exterior doors to be keyed alike with two keys provided. All keys to be provided to the SSA Manager upon acceptance of the space.

The combination code change keys and instructions for all combination locks shall be provided to the SSA Manager upon acceptance of the space.

E. **KICKPLATES**

Kick plates are required on both sides of all interior doors for protection from wheelchairs.

F. **SECURITY PREPARATION FOR EXTERIOR DOORS**

A box connector and EMT or flex conduit is required on all exterior doors except the main entrance for SSA's perimeter security system. (See attach labeled "Exterior Door Prep for Recessed Door Contacts")

10.19 CARPET

Carpet tiles (minimum 18 inch square) required in lieu of rolled carpet. The lessor shall be responsible for the future replacement of damaged carpet tiles and must have on hand a sufficient quantity of surplus carpet tiles for such replacements during the lease period. Replacement tiles must match (from the same dye lot) as originally installed.

The SSA Manager may select more than one color/pattern of carpet tiles to form a pattern in selected areas/rooms. The SSA Manager will make the selections.

In accordance with carpet replacement requirements in the main body of this solicitation, the lessor shall be responsible for moving and returning conventional and systems furniture. Work shall be done after office working hours and/or on weekends. The lessor shall utilize a certified systems furniture moving company.

10.20 EXTERIOR DOOR VIEWERS AND INTERIOR WINDOWS

A. **EXTERIOR SECURITY DOOR VIEWER**

Wide-angle projection door viewer (The Look-Out by Ultra Hardware Products, Model 5044, Code 94050 or equal) is required to be furnished and installed in the employee entrance doors.

B. **INTERIOR VIEW WINDOW**

One interior view window (7/32" tempered glass) with installed mini-blinds/vertical blinds is required in the private offices and/or the private interview room. The size of the window to be four feet wide, three feet high, with the bottom of the window to be installed 42 inches above the finished floor.

C. **INTERIOR SIDELIGHT WINDOWS**

Two interior sidelight windows (7/32" tempered glass, 18 inches wide, floor to height of door) with installed mini-blinds or vertical blinds are required next to the door in private offices.

10.21 LIFE SAFETY

Initials ____ : ____
Lessor Gov't

In addition to other requirements in this solicitation, the following items will be added to the floor plan after award and may exceed code requirements:

A. FIRE EXTINGUISHER

Furnish/install class 2A portable extinguisher (2 ½ gal. loaded stream) for each 5,000 rentable square feet, and travel to an extinguisher must not exceed 75 feet.

B. EXIT LIGHTS

Furnish and install exit lights within the space at locations to be indicated by GSA on the floor plan.

C. EMERGENCY LIGHTING

Furnish/install battery operated emergency lighting at locations to be indicated on the floor plan by GSA, including each room without exterior windows.

SECTION 11 - ROOM REQUIREMENTS

11.1 SUPPLY ROOM SHELVING

Approximately **27** shelving units (36 inch inside dimensions) are required to be furnished/installed. Lessor to waive restoration rights and the shelving shall remain the property of the Government. (See attachment labeled "Storage Room Shelving.")

One 20-amp electrical duplex outlet is required for the shredder if shown on floor plan.

11.2 VIDEO CONFERENCE ROOM

A. SOUND CONDITIONING

All walls surrounding, and doors leading into; the area shall have sound conditioning in accordance with paragraph 10.17.b.

B. HEATING, VENTILATION, AND AIR CONDITIONING

Supplemental, separately zoned heating, ventilation, and air conditioning are required in the VideoConference room. The zone must not be combined with any other room. All duct penetrations into the room shall be baffled so as not to compromise sound conditioning requirements. Low velocity systems are required to minimize equipment and system generated noise.

C. LIGHTING FIXTURES

The lights must have multiple dimmable switches so those rows of lights can be dimmed or turned off. Lighting fixtures shall be equipped with parabolic louvers/lenses. The lamps shall be the energy saving type in the 3600 to 4900 Kelvin range, T8, cool white lamp type.

D. CHAIR RAIL

A chair rail (approximately 4 inches height) is required on all inside walls of the VideoConference room. The bottom of the chair rail to be installed approximately 28-30 inches above the finished floor to be determined by the SSA Manager at the preconstruction meeting. (SSA Manager shall select the color of the chair rail).

E. IVT/TV CABINET

A free-standing IVT/TV cabinet is required to be furnished and installed in the VideoConference room. The cabinet shall remain the property of the Government. (See attachment labeled "IVT/TV cabinet")

F. IVT CABLING OUTLETS

Up to 8 wallboxes with pullstrings, ¾" conduit, and blank cover plates are required in addition to the telephone wallboxes in the VideoConference Room (locations to be shown on the layout to be provided).

G. INSTALLATION OF GOVERNMENT-FURNISHED CHALKBOARD/WHITE MARKER BOARD

A Government-furnished chalkboard and/or white marker board is required to be installed on a wall(s) to be shown on the floor plan.

11.3 MULTIPURPOSE ROOM

A. SOUND CONDITIONING

All walls surrounding, and doors leading into; the Multipurpose room shall have sound conditioning in accordance with paragraph 10.17.b. above.

B. HEATING, VENTILATION, AND AIR CONDITIONING

Supplemental, separately zoned heating, ventilation, and air conditioning are required in the Multipurpose room. This zone must not be combined with any other room. All duct penetrations into the room shall be baffled so as not to compromise sound conditioning requirements. Low velocity systems are required to minimize equipment and system generated noise.

C. CABINETS, SINK, AND FOOD WASTE DISPOSAL UNIT

Base and upper cabinets with back wall shield (color coordinated with countertop), sink with hot and cold running water, and food waste disposal with appropriate drains and vents (ADA compliant) are required to be furnished and installed in the Multipurpose room. Actual length of counter/cabinets to be shown on floor plan to be provided. (SSA Manager shall select color of cabinet finish and counter laminate.) <u>(See attachment labeled "Multipurpose Room Counter/Sink with Food Waste Disposal and Wall Cabinets")</u>

D. PAPER TOWEL AND LIQUID SOAP DISPENSER

A paper towel and liquid soap dispenser similar to restroom fixtures are required to be furnished and installed at the Multipurpose room sink area. Supplies for both dispensers shall be furnished and maintained at no additional cost to the Government.

E. EXHAUST FAN

A ceiling-mounted exhaust fan (appropriately sized for the Multipurpose room near the sink/cabinet area) vented to the outside must be provided and installed. Install an appropriate size duct with aluminum grill and bird screen. A separate wall switch shall activate the fan.

F. ACCORDION FOLDING PARTITION/VENTILATION

If shown on the design-intent floorplan to be provided, a vinyl accordion-folding acoustical partition (minimum STC of 40) stacking on both sides with center opening (approximately 20 LF). An acceptable model is Holcomb and Hoke, 1545 Vanburen St., Indianapolis, IN 46203, 317-784-2444, or equal. <u>(See attachment labeled "Accordion Folding Acoustical Partition.")</u> (SSA Manager shall select color). Adequate ventilation must be provided to accommodate both sides of the accordion-folding acoustical partition when in closed position.

Ceiling-high walls with doors must be constructed to form "pockets" to conceal the folded partitions when in the open position (walls to be approximately 2-3 feet deep on each side).

G. CHAIR RAIL

A chair rail (approximately 4 inches height) is required on all inside walls of the Multipurpose room. The bottom of the chair rail to be installed approximately 28-30 inches above the finished floor to be determined by the SSA Manager. (SSA Manager shall select color of chair rail).

11.4. <u>RECEPTION ROOM AND FRONT-END INTERVIEWING AREA</u>

A. HVAC SYSTEM

The temperature in the Reception room and front-end interviewing area must be maintained in accordance with the requirements of the solicitation.

The Reception room and front-end interviewing area shall be separately zoned and have its own separate thermostat control with locking case. The key(s) shall be provided to the SSA Manager upon occupancy.

The HVAC system shall be designed to supply at least 6 complete air exchanges per hour with a minimum of 20 percent fresh air.

The relative humidity shall not exceed 50 percent during the cooling season and shall be maintained between 20-50 percent during the heating season. (These requirements are based upon the American Society of Heating Refrigeration, Air Conditioning Engineers Standards of 1981.)

B. WALL COVERING

VINYL WALL COVERING/CHAIR RAIL/CERAMIC TILE UNDER RECEPTION ONLY: Washable vinyl wall covering (minimum 22 oz) and a 4 inch x 1 inch non-wooden chair rail are required on all inside walls surrounding the Reception room including the privacy divider wall partitions at each interview window. The vinyl wall covering to be above and below the chair rail. <u>Below</u> the reception windows and FEI interview windows, ceramic tiles are required on all walls including the privacy divider wall partitions. The bottom of the chair rail to be installed approximately 28-30 inches above the finished floor. (SSA Manager shall select vinyl wall covering, color of ceramic tile and grout).

C. **FLOOR COVERING**

Non-skid 12" square minimum ceramic floor tiles are required in the Reception room and front-end interviewing area (tile size/colors and grout to be selected by the SSA Manager, and the SSA Manager may select more than one color of ceramic tiles to form a pattern). The grout shall not be white. Ceramic tiles/grout must be sealed prior to occupancy. The SSA Manager at the preconstruction meeting shall make selections.

D. **INTERVIEW WINDOWS/COUNTERS**

Five built-in counters/windows required to be furnished and installed in the wall between the Reception room and the open office space and approximately eighteen built-in counters/windows required in the front-end interviewing area. Total estimated number of counters/windows is twenty-three. **The open office side of each interview window shall be flush with the wall with nothing protruding beyond the wall to accommodate our ergonomic system's furniture.** (See attachment labeled "Interview Window/Counter.")

E. **LIGHTING/FURR-DOWN WALL PARTITIONS**

Furr-down wall partitioning (approximately 90 inches from the finished floor) with mounted parabolic fluorescent lighting fixtures are required directly above each Reception room interview and front-end interviewing window on the Reception room side. Fluorescent light fixtures are also required directly above each interview (Reception and front-end interviewing area) window on the general office side of each window. The walls containing the interview windows shall be constructed to the deck above for stability.

F. **ENCLOSED BULLETIN BOARD**

An enclosed bulletin board (60 inches x 36 inches) is required to be furnished and installed on a Reception room wall (location to be shown on floor plan). The bulletin board shall have two doors, aluminum frame with lock, corkboard inside, acrylic door panel. Lessor to waive restoration rights and the bulletin board shall remain the property of the Government.

G. **SELF-HELP COUNTER/CABINET**

One self-help counter/ cabinet is required to be furnished and installed in the Reception room. Lessor to waive restoration rights and the counters shall remain the property of the Government. (See attachment labeled "Reception Room Self-Help Counter.")

H. **OBSERVATION WINDOW**

An observation window, approximately 5 inches wide x 18 inches high, is required to be furnished and installed in the interior door(s) leading from the Reception room. The window to be transparent (no vision through the window from inside the Reception room) (Mirrol Pane, manufacturer: HGP or equal). The bottom of the window to be located approximately 56 inches from the finished floor and approximately 8 inches from the edge of the door.

I. **DOCUMENT DROP BOX AND MAIL SLOT**

A document drop box and a "slanted" mail slot (flap outside, open inside), (Baldwin Hardware or equal) is required to be furnished and installed in a Reception room wall (location to be shown on the floor plan). The drop box shall be attached to the wall on the general office side under the mail slot. (See attachment labeled "Document Drop Box")

K. **GUARD WORKSTATION**

A guard workstation in the Reception Room is required to be furnished/installed per the attached drawing (See attachment labeled "Guard Workstation). Lessor to waive restoration rights and the guard workstation shall remain the property of the Government.

11.5 **RESTROOMS AND DRINKING FOUNTAINS**

A. **PUBLIC RESTROOMS AND DRINKING FOUNTAIN**

In addition to employee restroom and drinking fountain requirements in the main body of this solicitation, two handicapped accessible restrooms and one chilled drinking fountain for the public are required. Electric hand dryers are required in addition to the accessories and specifications required in accordance with the main body of this solicitation. The lights in the public restrooms must be controlled outside the Reception Room. The required restroom fixtures in the public restrooms are as follows:

FIXTURES	MEN	WOMEN
Water Closets	1	1
Sinks	1	1
Urinals	1	

B. EMPLOYEE RESTROOMS AND DRINKING FOUNTAIN

A drinking fountain is required for the employees per the main body of this solicitation. Stall doors (except for handicap) shall swing out. A full-length mirror shall be provided in each employee restroom. The mirror over the lavatories must be full size; i.e., cover the entire area above the counter/sinks and entire width of the counter/sinks. Refer to the main body of this solicitation for other employee restroom specifications, accessories, and drinking fountain requirements. A light switch is required in each employee restroom.

11.6 DATA ROOM

A. HVAC UNIT

A separate HVAC unit is required to service the Data room only. A window unit is not acceptable. The unit must operate 24 hours per day, 7 days per week. The temperature in the Data room shall be maintained at a temperature range of 68 and 78 degrees Fahrenheit. The relative humidity shall not exceed 50 percent during the cooling season and shall be maintained between 20 and 50 percent during the heating season. The HVAC system must be capable of maintaining +2/-2 degrees of the thermostat setting. The system shall provide at least 6 complete air exchanges per hour with a minimum of 20 percent fresh air.

The size of the HVAC unit to be determined based on the size and location of the room, lights, and the total BTU output is a minimum of 7,000 BTU's for the computer system and telephone equipment.

The room must have its own separate thermostat control inside the room. The lessor shall maintain/ service the HVAC unit.

B. FIRE PROTECTION DEVICES

A carbon dioxide fire extinguisher is required. If water sprinkler fire protection devices are present in the room, they must have on-off style sprinkler heads.

C. ISOLATED GROUND ELECTRICAL PANEL

The isolated ground electrical panel must be located in the Data room (location to be shown on the floor plan provided by SSA's electrical engineering construction documents). The electrical panel must be recessed so that the conduits will be concealed inside the wall. There should be 2 or 3 spare conduits provided for future expansion in the panel.

D. DOOR AND LOCK

The Data room door must be solid wood core or be metal sheathed (minimum 18-gauge steel) with hinges mounted inside the room.

In addition to the privacy pushbutton lockset required in item 10.18.C, the room must be secured with a six-pin tumbler, off-master deadbolt lock having a minimum throw of one inch. Two keys must be delivered to the SSA Manager upon occupancy.

SECTION 12 - ELECTRICAL/DATA AND TELEPHONE REQUIREMENTS

Provided below and in the attached "SSA Intelligent Workstation/Local Area Network Requirements for Site Preparation" are electrical and data cabling requirements that explain the general scope of work in order to develop design requirements and related costs. For calculating isolated ground outlets, systems furniture workstation wiring and cabling requirements for the LAN computer system, assume the following workstation breakdown:

46 Systems furniture workstations (maximum of 4 per IG circuit)
8 Laser printers (maximum of 2 per IG circuit)
2 Digital copiers (maximum of 1 on a dedicated IG circuit)
2 Private offices (maximum of 4 per IG circuit- can be combined with systems furniture workstations)
8 Video Conference room (maximum of 4 per IG circuit; can be combined with furniture workstations)
1 Visitor Intake Process

67 Estimated Total

As part of the relocation process following lease award, SSA will provide to the lessor electrical engineered construction documents for the isolated ground circuiting and data cabling requirements for SSA's computer system. SSA will facilitate a conference call between the lessor's architect or general contractor, and/or electrical contractor and SSA's electrical engineering consultant to discuss the following electrical information required from the lessor in order to develop the construction documents:

- A riser diagram drawing including service voltage, service entrance feeder and service entrance equipment size, switchboard and panelboard schedules including voltage, mains, main breaker size and number of pole positions, interconnection of all switchboards, panelboards and transformers if present, size of all feeders to switchboards and panelboards

- Power plan(s) including location of incoming service, utility meter and service entrance equipment and location of all switchboards, panelboards and transformers,

Initials [signature] : [signature]
Lessor Gov't

- Whether the ceiling is a return air plenum or not

The construction documents provided to the lessor will be based on the preliminary drawings prepared by the lessor and the SSA systems furniture design. The lessor shall use these construction documents in conjunction with the SSA's initial build-out floor plan provided with the lease in preparing the lessor's final construction documents. The lessor is responsible for providing the construction documents for the general-purpose electrical receptacles, HVAC system, lighting, exhaust fans, etc.

During construction, the General Services Administration's technical specialist and SSA's electrical engineering consultant will be available for consultation, will perform onsite interim inspections, and will perform a final certification inspection prior to occupancy.

12.1 **SYSTEMS FURNITURE**

A. **ELECTRICAL**

One isolated ground duplex (orange in color), 105-125 vac, 47-63 hz, Hubbell IG5362, or equal is required for each systems furniture workstation. The electrical duplex receptacles are provided by the Government with the systems furniture. The lessor shall provide junction boxes and branch circuit wiring for the furniture power poles or floor feeds per the attached "SSA Intelligent Workstation/Local Area Network Requirements for Site Preparation" instructions.

Like devices shall be on the same circuit and cannot be mixed with other devices with the following limitations:

- No more than four isolated ground (IG) duplex receptacles for LAN computer workstations may be on one circuit
- No more than two IG duplex receptacles for laser printers
- No more than one IG duplex receptacle for each digital copier
- Two IG duplex receptacles required on two separate IG circuits for the LAN rack (circuits to be on the same phase)

Circuits must have a high quality third-wire isolated ground. (a conduit ground is not acceptable.)

Each isolated ground receptacle shall be permanently labeled at the outlet and at the circuit box with the circuit number and type of equipment used for that dedicated circuit. All required labeling to be shown in the electrical construction documents.

In multi-tenant buildings, electrical panels serving other tenants shall be located outside SSA space.

12.2 **OTHER DEDICATED CIRCUITS**

A. **TELEPHONE SYSTEM**

Two fourplex (115 volt, 20 amp) receptacle (not isolated ground) on a dedicated circuit must be installed immediately below each of two distribution boards for the telephone and security systems. No other outlets may be connected to these circuits. Refer to item 12.4 below for telephone requirements.

B. **APPLIANCES IN MULTIPURPOSE ROOM**

Dedicated circuits are required to accommodate appliances to be shown on the floor plan; i.e., refrigerators, microwave ovens, soft drink machine, and coffeemaker, etc. Water lines are required for the coffeepot and refrigerator icemaker.

C. **INTERACTIVE VIDEO TRAINING (IVT)**

One fourplex receptacle (not isolated ground) on a dedicated circuit must be installed in the Video Conference room as shown on the floor plan for the IVT TV monitor.

D. **SECURITY SYSTEMS (INTRUSION DETECTION)**

One fourplex receptacle (not isolated ground) on a dedicated circuit must be installed in the Data Room (location to be provided by GSA Federal Protective Service).

12.3 **DATA CABLE REQUIREMENTS**

Refer to the attached "SSA Intelligent Workstation/Local Area Network Requirements for Site Preparation" specifications.

12.4 **TELEPHONE REQUIREMENTS**

The Government reserves the right to install its own telephone system. The lessor shall provide a telephone entry point not to exceed 150 feet from the Data room where the Government-owned switch will be installed. Distribution shall be made from the Data room to instrument locations.

The lessor shall provide and install appropriately sized conduit required by the telephone vendor to the point of entry.

For any phone outlets not in systems furniture, the lessor will provide and install an outlet box, conduit stubbed out above the ceiling, and pull strings with rings.

Four (4) wall phones will be installed: one at the mailroom table; one in the multipurpose room; one in the video-conference room; and one in the ADP/data room. The lessor is to provide an outlet box, as indicated on the floor plan, for each wall phone location, conduit from the outlet box to be stubbed out above the ceiling and pull strings with rings. In addition, each wall phone location will need a duplex power outlet installed 10" center to center, directly below the telephone wall outlet.

O-rings shall be attached to the ceiling tie wires to hold telephone and data cables.

The lessor shall furnish and install two 4 foot x 8 foot fire-rated plywood boards (3/4 inch smooth surface, paint grade, class c or better) on a wall (to be shown on the layout) in the Data room to serve as the telephone distribution frame. The two boards to be installed side-by-side with the longest sides (8-foot) of the plywood installed vertically and approximately 15 inches from the finished floor. The plywood boards shall be painted prior to the installation of the telephone equipment with at least two coats of fire retarding (unleaded) paint or sealant applied per the manufacturer's instructions. Paint shall match the Data room walls.

Access to space where voice, data, and perimeter security wiring is to be installed shall be provided by the lessor at least two weeks prior to occupancy. For areas above false ceilings, this can be accomplished by:

- Not installing ceiling tile until such time as the telecommunications equipment and/or wiring has been installed, or
- Provide the labor necessary to remove ceiling tile to enable telecommunications and/or wiring to be installed and replace the tiles when the work is completed, at no cost to the Government.

Obsolete, existing non-rated or otherwise unusable telecommunication wires in a return air plenum, conduit, or floor ducts shall be removed prior to the date set for installation of telecommunications wiring. The lessor shall be responsible for removal of abandoned cable upon lease expiration.

INTERVIEW WINDOWS/COUNTERS

POCKET HORIZONTAL SLIDING WINDOWS:

Two 18 x 36 inch windows (window panel material to be either ¼ inch frosted obscure shatterproof glass or ½" laminated-clad solid wood; SSA Manager to select window material at time of predesign/preconstruction meeting).

Window panels to slide horizontally into either side of wall openings. Stops required in the top and bottom tracks to prevent windows from sliding beyond the center or past the window wall openings.

The window panels must be securely set in the tracks to prevent "floating".

Locking device required on the general office side to secure the two sliding window panels at the bottom.

Bottom of windows to be installed 30 inches from the finished floor (or 34 inches if handicapped accessible as shown on the floorplan to be provided) and flush with the countertop.

Window opening to have a wood frame on all four sides on both the general office and reception room sides. On the general office side, systems furniture workstations will be installed flush against the window; therefore, the wood frame cannot extend beyond ½ inch.

COUNTERS/PRIVACY WALL DIVIDERS ON RECEPTION ROOM SIDE:

The counter (on the reception room side) to be 15 inches deep and constructed of 3/4 inch plywood. Top and exposed edges of counter to be covered with laminate (Formica or equal) (SSA Manager to select color). Counter to be installed 30 inches from the finished floor (or 34 inches if handicapped accessible) and to run the length between the wall and the privacy wall divider (approximately 7 feet).

Privacy wall partitions to be constructed of ceiling-to-floor wall partitioning (approximately 4 inches wide) and extend 36 inches from the wall. Divider to be covered with the same finish as the Reception Room walls including chair rail. (SSA Manager to select colors). Interview windows must be centered evenly between privacy wall dividers on the reception room side. See floorplan layout for location(s).


INITIALS
GOV'T
LESSOR


RECEPTION ROOM VIEW
(Furr Down with Parabolic Lighting)
Privacy Divider
Privacy Divider
18" WINDOW
18" WINDOW
3'-0"
30"

FLOOR ELEVATION

Scale: 3/4" = 1 Foot

INITIALS

GOV'T	LESSOR

GENERAL OFFICE VIEW


18" WINDOW
18" WINDOW
Latch Lock
(1)
30"
FLOOR ELEVATION
SCALE: 3/4" = 1 FOOT

(1) SEE SSA MANAGER FOR LOCATIONS OF ELECTRIC DOOR OPENER CONTROL AND DURESS SIGNAL

INITIALS

GOV'T	LESSOR
[signature]	[signature]

SIDE VIEW


36 INCH PRIVACY DIVIDER
WALL PARTITIONING
36"
GENERAL OFFICE SIDE
RECEPTION ROOM
15"

SCALE: 3/4" = 1' FOOT

INITIALS

GOV'T	LESSOR



TOP VIEW
36 INCH PRIVACY DIVIDER
WALL PARTITIONING
36 INCH PRIVACY
WALL
RECEPTION ROOM SIDE
Approx. 7 FT. (NOT to scale)
15"
18" WINDOW
18" WINDOW
WALL
WALL

GENERAL OFFICE SIDE

SCALE: 3/4" = 1 FOOT

INITIALS

GOV'T	LESSOR
[signature]	[signature]

IVT / TV CABINET

Free-standing cabinet constructed of 3/4 inch plywood. All exposed surfaces finished with plastic laminate (SSA manager to select color). Back of unit to be open with a 2 inch "lip" across the back of the TV section to prevent it from slipping off the back of the shelf.

Two cabinet doors with adjustable shelving required (five loose shelves constructed of 3/4 inch plywood and covered with plastic laminate with a "lip" on the back to prevent items from slipping off). Provide six drawers at bottom. Knobs, pulls and hardware required for cabinet doors and drawers. Heavy duty casters required for mobility.

If backs are required for the open space to provide stability to the cab inet, the "lips" can be eliminated and openings provided for adequate cable access and air flow.


29 1/2"
88 1/4"
24 3/4"
90 1/4"

INITIALS GOVT LESSOR

ProEntry™ Programmable Electromechanical Locks

Locknetics' ProEntry Series are stand-alone, battery-powered, microprocessor-based, electromechanical locking systems with features and control for a smaller universe of users... at little more than you'd expect to pay for outdated, mechanical push-button locksets. Installation is easy, with no additional wiring. You can program up to 20 user codes at the lock, directly through the keypad. An optional, weather-resistant gasket permits use on exterior as well as interior doors. The integral micro-motor is powered by four, common, AA batteries for 80,000 activations, or about 3 years' life. Retrofit for existing mortise, cylindrical, or unit lock preps is easily accomplished with only minor modifications. ProEntry Series is available in cylindrical, mortise, or unit lock styles. Its simple, rugged design with TorqDefender™ anti-vandal handle and AutoBolt™ automatic deadbolt (mortise only), ensure long life and reliable operation. ProEntry Series are ideal for installations with fewer users, access points and data management requirements than those for the CM Series



PRO5157
CYLINDRICAL



PRO5557
MORTISE
(3/4" Latchbolt)



PRO5757
UNIT

CLASSROOM / STOREROOM / FUNCTION (select by Program)The clutch-controlled outside lever is normally locked. The inside lever is always free. The unit may be unlocked from the outside by Keypad access control. The mortise key cylinder provides emergency override by engaging outside lever. The unit may be maintained unlocked by using a keypad code specifically programmed for "Toggle Mode".


PRO5565

ENTRANCE FUNCTION



TorqDefender™ Outside Lever

The clutch-controlled outside lever is normally locked. The inside lever is always free. The unit may be unlocked from the outside by the Keypad access control. The mortise key cylinder provides emergency override by engaging outside lever. The

The patented TorqDefender™ clutch controlled outside lever is standard on every model in the series, both cylindrical and mortise-style electromechanical locking systems. The integral TorqDefender mechanism permits the exterior lever to swing freely should vandals attempt to break the door handle. The door remains

INITIALS

GOVT	LESSOR

unit may be maintained unlocked by using a Keypad code specifically programmed for "Toggle Mode". Mechanical trigger extends beveled deadbolt to one inch, when door is closed. AutoBolt™ employs a mechanical trigger to automatically engage deadbolt when the door is closed.

locked and the mechanism operates even under extreme abuse.

Compare these features:

- Locknetics quality and innovation in a value-packaged offering — the ideal single door solution
- Program up to 20 user codes
- Select from 3 to 7 digits for user codes
- Add or delete users in seconds at the keypad
- Cost effective replacement for mechanical push-button locks
- PRO5500 mortise, PRO5100 cylindrical, and PRO5700 unit lock styles
- TorqDefender™ outside lever provides free wheeling protection from vandalism
- Mechanical key override accepts 1-1/8" or 1-1/4" mortise cylinder and adapts to existing key system
- Quick removal, vandal-resistant, mortise mounting concept
- Modular design - interchange inside and outside escutcheons for use with mortise or cylindrical locksets
- Upgradable to Computer Managed CM Locksets with same prep
- Extra heavy duty, cast stainless steel internal parts
- Solid cast lever handles with durable finishes
- Easy to install or retrofit for cylindrical, mortise, or unit lock preps
- Weather-resistant — vandal-resistant for interior / exterior doors
- Laboratory tested to 1,000,000 cycles
- Reliable, solid-state controls
- Powered by four common AA batteries for 80,000 cycles with no additional wiring
- ADA compliant hardware
- Meets or exceeds ANSI Grade 1 and ANSI/BHMA standards for electrified locksets
- UL® Listed for 3 hour fire-rated openings
- Fits cylindrical and mortise lock doors from 1-3/8" to 2-3/4" thick

INITIALS

GOV'T	LESSOR
WM	JB

PRO5100 STANDARD FEATURES

- TorqDefender™ outside lever provides free wheeling operation and does not retract latch when unit is locked
- Mechanical key override accepts 1-1/8" or 1-1/4" mortise cylinder, quick removal, vandal resistant, cylinder mounting concept
- Extra-heavy-duty, cast stainless steel internal parts, solid cast lever handles
- Easy to install / retrofit to existing cylindrical lock preps – easily field reversible
- Weather resistant – vandal resistant – for interior / exterior doors
- Four common AA batteries provide 80,000 activations without external wiring



How to Order PRO5100Series

		EXAMPLE:
1	Select model (lock function)	PRO5157
2	Select cylinder (mechanical override)	PRO5157 - LC
3	Select finish	PRO5157 - LC - SC
4	Select options	PRO5157 - LC - SC - SLB
5	Select accessories	PRO5157 - LC - SC - SLB - EG

1 MODEL SELECTION

PRO5157 *CLASSROOM/STOREROOM FUNCTION*

(SELECT BY PROGRAM)

The clutch controlled outside lever is normally locked. The inside lever is always free. The unit may be unlocked from the outside by Keypad access control. The Mortise Key Cylinder provides emergency override by engaging outside lever. The unit may be maintained unlocked by using a Keypad code specifically programmed for "Toggle Mode".

2 CYLINDER SELECTION

LC	Less Cylinder STANDARD
KD	Mortise Cylinder 1-1/4", Keyed Different

3 FINISH SELECTION

SC		Silver Chromium STANDARD
626	US26D	Satin Chrome
612	US10	Satin Bronze
605	US3	Bright Brass
625	US26	Bright Chrome
690		Dark Satin Bronze (Powder Coat)

* Escutcheons - Black Powder Coat Finish

4 OPTION SELECTION

MX150	Memory Expansion for 150 Users
	Door Thickness Options
	State door thickness - 1-3/8" to 2-3/4" available in 1/8" increments
	Note: If no option is selected, lock will be shipped to accommodate 1-3/4" door.
	Backset/Latchbolt Options
SLB	2-3/4" backset, 1/2" throw STANDARD
ELB	2-3/4" backset, 3/4" throw
OLB	2-3/8" backset, 1/2" throw
	Note: If no option is selected, lock will be shipped to accommodate 2-3/4" backset and 1/2" throw.

5 ACCESSORY SELECTION

EG	Exterior Gasket Kit

NOTES

1. All mechanical override cylinders provided by Locknetics utilize a Schlage C Keyway, and two keys.
2. Most other manufacturers' 1-1/8" or 1-1/4" mortise cylinders with straight cams are compatible with the ProEntry™.

INITIALS

GOV'T	LESSOR

PRO5100 SPECIFICATIONS

PRODUCT SPECIFICATIONS

Access Control Device	
PRO	Keypad with stainless steel buttons, in Lexan™ housing integral to outside escutcheon
Electronic	
Power Unit	Micro motor drive
Power	Four standard AA Alkaline batteries (included) 80,000 activations average life-span. Low battery indication provided
Memory	Programmable, nonvolatile EEPROM, 20 users standard (150 optional)
Electronic Package	
Controller	Controller and batteries housed within inside escutcheon. High impact Lexan cover. Bottom assembly - solid diecast zinc - black powder coat
Mounting	Solid diecast zinc base plate. Security screws
Hardware	
Handing	Non-handed
Door Thickness	1-3/4", standard 1-3/8" to 2-3/4" in 1/8" increments (optional)
Backset	2-3/4", latchbolt - non-UL available for 2-3/8"
Lever	Solid die cast zinc, return to within 1/2" of door face Silver chromium finish STANDARD Patented TorqDefender™ dutch return for outside lever
Front Escutcheon	Solid die cast zinc, black powder coat Vandal resistant cylinder mounting, drill resistant plates in escutcheon 3-3/8" W x 10-7/16" H x 1-1/2" Thick
Cylinder	1-1/4", brass, 6 pin mortise cylinder, straight tailpiece, Schlage C keyway. Lock will accept most manufacturers' 1-1/8" or 1-1/4" cylinders
Warranty	One year limited
Certified Listings	ANSI Grade 1 UL Listed - 3 hour A label fire rated openings A117.1 Accessibility Code of the ADA
Lock Chassis	Investment cast stainless steel, steel and zinc die cast, easily reversible
Lock Front	Zinc die cast
Latchbolt	Chrome plated steel, 1/2" throw, 3/4" optional
Strike	Stainless steel or bronze, ANSI curved lip
Cylinder	Mortise - unique in industry. Security of mortise lock in cylindrical lock
Shipping Weight	10.7 lbs. (4.9 kg.)

ARCHITECTURAL SPECIFICATIONS

All electronic cylindrical locksets shall be PRO5100 Series extra heavy duty cylindrical lever locksets, manufactured by Locknetics Security Engineering, Forestville, CT U.S.A. The PRO5100 Series incorporates the same architectural design continuum as the PRO5500 Mortise Series and the 6000-PRO Exit Trim Series.

PROgrammable door lock, designed for extra heavy duty institutional and commercial applications. Lock chassis shall accommodate 161 cylindrical door prep with a 1-3/4" door thickness. Trim escutcheons shall be manufactured of solid cast material. Levers shall have 5/16" spindles on both sides and shall be attached to the escutcheon for increased security. Levers shall operate independently for increased product life. Handing of the lockset shall be field reversible. The cylindrical lockset shall contain 50% fewer parts than a standard mechanical cylindrical lockset as a result of an on-board microprocessor controlling the lockset function. The cylindrical lock body shall have a minimum 85% of all internal parts of cast stainless material with no plastic parts. The exterior lever has a patented built-in dutch mechanism "TorqDefender™" for increased performance and vandal resistance. Latchbolt shall be 1/2" throw with 3/4" throw available. To accommodate choice of facility keying systems lockset shall accommodate 1-1/8" or 1-1/4" mortise cylinder to operate the mechanical emergency override. An outside escutcheon gasket shall be available to resist intrusion of dust, weather, and foreign material.

All locksets shall be modular in design with the ability to interchange the outside and inside escutcheons for use with mortise lock body or cylindrical lock body. Modular flexibility is required to minimize the need to inventory parts to service both the cylindrical and mortise locksets.

Each lockset shall include a low energy D.C. motor for electronic control for access operations. The motor shall be powered by four AA standard alkaline batteries providing 80,000 activations without external wiring. An integral electronics assembly shall be microprocessor based with a programmable non-volatile memory. The electronic assembly shall be housed in a high impact Lexan™ cover. The electronics shall be further protected by mounting the assembly to the inside surface of the door. The cover shall be easily removable for replacement of batteries.

Programming shall be completed through a digital keypad within seconds. Reprogramming shall not require disassembly of lockset for deleting or entering user codes. Programmer may select from 3 to 8 digit user codes. Capabilities shall include keypad code from 20 users standard, with 150 users codes optional with each lockset. The lockset shall have on-board electronics that can change lock functions such as: maintained locked or unlocked, one time lock release, and lock out of all active users. Re-lock time delay shall be programmable from 1 to 120 seconds.

The keypad access control interface module shall be recessed within the front cover. Interface module must be vandal and weather resistant for exterior applications. The keypad interface module shall include two LED indicators for guidance during programming, troubleshooting, and user activation. The LED indicators shall also provide visual indication of low battery condition.

All electronic locksets must exceed the ANSI and BHMA Grade 1 standards. Locksets shall be UL listed for 3 hours for fire rated openings.

INITIALS GOV'T LESSOR

DOOR•GARD FEATURES AND PROGRAMMING GUIDE
COMMAND AND CONTROL SERIES

DOOR-GARD COMMAND AND CONTROL SERIES keypads offer field proven reliability and cost effective solutions anywhere limited control or access is desired. Designed for individual control of up to four devices, Door-Gard Command and Control Series keypads are the perfect choice for controlling electric locking devices, security systems, automatic operators or machinery. Door-Gards accept power from a 12 or 24V AC/DC Supply. No separate programmer is ever necessary.

FEATURES:

- 4 INDEPENDENT OUTPUTS
- 4 INDEPENDENT TIMERS
- ALL OUTPUTS ASSIGNABLE BY CODE
- ON BOARD 8 AMP FORM C RELAY
- 120 USERS
- REMOTE TRIGGERING INPUT
- FRONT PROGRAMMABLE

MEMORY
Non-volatile EEPROM memory means your codes and instructions will be there whether you remove power for 5 minutes or 5 years.

PROGRAMMING
All programming is accomplished entirely from the front of the keypad. LED guidance makes programming easy, and changing codes a matter of seconds for an authorized user.

CODES
The Door-Gard Command and Control keypads allow up to 120 individual user codes to be valid. Codes may be from 1-6 digits in length and digits may be repeated. The Master Code is always user one (1).

MAIN RELAY
This is an 8 Amp (10 Amp surge) Form-C relay which can be toggled or timed from 1 to 90 seconds-by code.

AUXILIARY OUTPUTS
Auxiliary outputs can be individually timed from 1 to 90 seconds or act as a toggle switch, and may be triggered individually or in combination-by code. The Ruggedized(r) and Sealed Environmental(se) style provide these outputs in the form of 1 Amp Form-C relays, all other styles have 50ma negative voltage outputs.

REMOTE TRIGGERING INPUT
This normally open loop can be programmed to trigger any combination of outputs. Upon a momentary closure, the selected outputs will energize for their programmed time. The main relay (if selected) will energize for the same time period as the Master Code. This feature is especially useful when controlling an electric locking device.

KEYPRESS FEEDBACK / AUDIBLE KEYPRESS
The Command and Control Series Door-Gards will acknowledge a keypress by momentarily illuminating the yellow LED on the indoor(i), weather resistant(w), mullion(m) styles or momentarily sounding the sounder in the ruggedized(r) and sealed environmental(se) styles. This can be turned off through programming.

KEYPAD ACTIVE OUTPUT
The Command and Control Series Door-Gards can be programmed to energize a voltage output whenever a key is touched. This can be used to turn on lights, CCTV camera, or notify a guard. This output is not available if the IEI 250 Printer Interface is used.

AUDIT TRAIL
An accurate real-time audit trail can be provided by any Command and Control Series Door-Gard with the addition of an optional model 250 Printer Interface. The 250 can monitor up to 8 keypads simultaneously. The 250 comes with power supply and printer cable and connects easily to any parallel printer (not included).



TESTING THE KEYPAD

1. Connect the positive (+) lead of your power supply to the terminal strip (TS1) +V input.
2. Connect the negative (-) lead of your power supply to the terminal strip (TS1) -V input.
3. Turn on your power supply.
4. Press 7890#123456*. If all 12 keypresses have been verified, the keypad will enter self test mode. Either the LED's will flash or the sounder will beep 3 times..then light or sound continuously for 3 seconds (except on the mullion). If these responses do not happen, try the test mode again and then call tech support. Note: self test mode can be used when troubleshooting a keypad in the field. If you do not get the continuous light or sound then the memory has been corrupt and should be re-programmed with the 46 command (see option #19).
5. Enter the master code of 1234*. The relay will energize. Refer to programming section to program your keypad.

NOTE:

The keypad may be programmed in your shop or at the installation site. Programmed information is stored in non-volatile memory so it will not be lost if power is removed.

COMMAND AND CONTROL DEFAULTS

The Door-Gard Command and Control Series keypads are designed for easy installation in a minimum amount of time. The following defaults have been factory programmed.

Master Code (user 1)	1234 *
Main Relay will energize for	5 seconds
Auxiliary Outputs will energize for	5 seconds
Panic will energize	Output 4
Keypad Active Output	Off
Remote Triggering Input will energize	Main Relay
Keypress Feedback	On

If defaults must be changed or additional functions are desired, please refer to the *PROGRAMMING OPTIONS* chart after you are familiar with the *PROGRAMMING* section.

PROGRAMMING

	Yellow LED [2]
1. Enter programming mode [1]	
Press 99 # (master code) *	Flashes slowly
2. To change master code [3]	
Press 1 # (new master code) *	Flashes fast
Press (new master code) *	Flashes slowly
If main relay time must be changed, substitute option 2 from PROGRAMMING OPTIONS chart for step 2 above.	
3. To add/change second code	
Press 2 # (new user code) *	Flashes fast
Press (new user code) *	Flashes slowly
4. To add/change third code	
Press 3 # (new user code) *	Flashes fast
Press (new user code) *	Flashes slowly
5. Up to 120 codes may be added in this fashion	
6. Exit programming mode	
Press *	Out

NOTES:

- [1] The Command and Control series Door-Gards are factory programmed with a master code of 1234 *.
- [2] Some Door•Gard products contain a sounder in place of the yellow LED. In these products the flashing is replaced by a beeping.
- [3] The master code is always user 1.
- The master code allows access to the programming mode & activates the main relay.
- All codes must be followed by the *.
- Codes may be from 1-6 digits in length, and digits may be repeated.
- If the master code is forgotten or does not seem to be working, momentarily remove the programming jumper (or push SW1 on the SE style, see wiring diagram for location) to enter programming mode and go to option #19 and default keypad.
- If the yellow LED lights (or sounder sounds) solid while in programming mode an error has occurred. Press * to clear (yellow LED should flash or sounder sound) and start over from step 2 or 3 above.

INITIALS



PROGRAMMING OPTIONS CHART

If the pre-programmed default values must be changed
or additional functions are desired, the following options may be programmed.

1. Enter programming mode	Press	99 # (master code) *
2. Change master code/set main relay time [1]	Press	(time) # 1 # (new code) * (new code) *
Example: Master code of 4321/relay time of 10 seconds	*Press*	*10 # 1 # 4321 * 4321 **
3. Add/change user code	Press	(user number) # (new code) * (new code) *
4. Add/change user code with a different output [1] time on main relay	Press	(time) # (user number) # (new code) * (new code) *
5. Delete user codes	Press	(user number) # * *
6. Set output 2 time [1]	Press	12 # (time) # 0 # * *
7. Set output 3 time [1]	Press	13 # (time) # 0 # * *
8. Set output 4 time [1]	Press	14 # (time) # 0 # * *
9. Set outputs for Remote Triggering.Input	Press	17 # (outputs: .ie. 1, 2 or 2, 3 etc.) # 0 # * * Note: 0= no outputs
10. Set outputs for Panic [2]	Press	18 # (outputs: i.e. 1, 2 or 2, 3 etc.) # 0 # * * Note 0= no outputs
11. Turn keypress feedback/audible keypress on	Press	30 # 0 # 1 # * *
12. Turn keypress feedback/audible keypress off	Press	30 # 0 # 0 # * *
13. Turn yellow LED/sounder on with relay	Press	30 # 1 # 1 # * *
14. Turn yellow LED/sounder off with relay	Press	30 # 1 # 0 # * *
15. Turn auto entry on	Press	30 # 2 # 1 # * *
16. Turn auto entry off	Press	30 # 2 # 0 # * *
17. Turn keypad active output on [3]	Press	43 # 0 # 99 # * *
18. Turn keypad active off	Press	43 # 0 # 00 # * *
19. Erase keypad memory/reset defaults	Press	46 # 00000 # 00000 # * *
20. Energize selected output(s) with a user code [4]	Press	59 # (outputs: i.e. 1, 2 or 2, 3 etc.) # (user number) # (new code) * (new code) *
Example: User 2: code of 4321 : energize outputs 2 & 3	*Press*	*59 # 23 # 02# 4321 * 4321 **

NOTES:

[1] Time must always be represented by 2 digits. Example: 5 seconds = 05.
Latching /toggle is accomplished by entering a time of 00

[2] If selected, panic will operate by pressing the * and # simultaneously.
Panic operates for 1 second and is defaulted to output 4.

[3] Keypad active is a negative voltage output (sink) available
on terminal (or wire) marked WB (see wiring diagrams for location).

[4] This feature is not available with the master code.


INITIALS
GOVT
LESSOR

ELECTRIC STRIKE RELEASE

061633 Furnish and install one (1) ea.

Electric door release latch strike assembly.

The assembly shall provide remote controlled access for the door equipped with a dead latch. The electric strike shall be installed in the hollow metal door frame jamb and shall meet ANSI 156.5 requirements. The internally mounted solenoid shall have the fail secure feature. It shall be constructed of stainless steel, tamper resistant and accommodate adequate door loading. The assembly shall be operated by a remotely located 24VAC push button and shall be furnished with a 120/24VAC transformer.

The installed assembly shall comply with current building and national electrical codes. It shall be complete and operational using a current commercial standard product.

All related work such as connection to building electrical system, location of push button operator, circuit wiring, etc., shall be included.

*Specify location of operating push button.




INITIALS
Gov't
Lessor

INTERNATIONAL ELECTRONICS, INC.





Please carefully read the technical section of the instructions. If this product does not seem to operate properly, please call our Technical Department toll free at 1-800-343-9502 (781-821-5566) Monday-Friday 8:30 am-7:00 pm EST.

We understand your time is valuable, and we know that calling our Technical Support Department will ensure that you'll make the most profit possible with your IEI product.

Thank you for your purchase. We appreciate your business.


IEI 212iL Keypad
"When Form Meets Function At A Great Price"
Design
USES
Value
ELEGANT LOOKS
INDOOR
GREAT PRICE
BACKLIT
DEVICE CONTROL
120 USERS
MEDIUM DUTY USE
DOOR CONTROL
ITS FROM
At Your Distributor Now
IEI 1-800-733-9502
Web www.ieib.com

INITIALS GOV'T LESSOR

COMMAND & CONTROL STYLES:

212HNDOOR STYLE
- Flushmount indoor design.

212w-WEATHER RESISTANT STYLE
- Flushmount outdoor design.

212r-RUGGEDIZED STYLE
- Weatherproof self-contained metal housing.
- Vandal resistant.
- Cast metal housing suitable for wall, post or gooseneck mounting.
- Available in White or Black.
- 4 On-Board relays.

212se-SEALED ENVIRONMENTAL STYLE
- Weatherproof self-contained metal housing.
- Vandal resistant.
- Small design suitable for residential, commercial and industrial applications.
- 4 On-Board relays.

212m-MULLION STYLE
- Weather resistant metal housing.
- Two-piece design with secured electronics.
- Narrow housing suitable for aluminum door frame mounting.
- Available in Bronze or Satin Aluminum

ACCESSORIES:

DATA LOGGING
- IEI-250 PRINTER INTERFACE provides power, communication inputs and outputs for up to 8 Door•Gard Keypads. Interfaces with any parallel printer for user/door activity logging.

INSTALLATION
- IEI-280 WEATHERPROOF SURFACE BACK BOX.
- IEI-281 FLUSH MOUNT BACK BOX.
- IEI-290 12 VDC PLUG-IN POWER SUPPLY. 300MA.
- IEI-293 THREE RELAY PLUG-IN BOARD with FORM C, 1 amp relays. Converts transistor outputs to dry contacts (for use with Command and Control indoor, weather resistant and mullion styles).

MAGNETIC STRIPE CARDS –
Track II encoded, low coercivity cards.
- IEI-2010 – Pack of 10 cards.
- IEI-2025 – Pack of 25 cards.

TAMPER PROTECTION
- IEI-282 TAMPER SWITCH detects faceplate removal.
- IEI-283 SECURITY MODULE responds to tamper switch (included) and cuts all in/out power to the door lock. Wires can't be crossed to unlock door. Must be reset from inside the protected area.
- IEI-289 TAMPER SCREWS - TRI-HEAD.
- IEI-267 1/4" DRIVER.
- IEI-270 ADAPTER SOCKET - TRI-HEAD.
- IEI-288 TAMPER SCREWS - ALLEN WITH PIN.
- IEI-271 TAMPER WRENCH - ALLEN WITH PIN.

OTHER DOOR-GARD PRODUCTS FROM IEI

CONTROL PANEL INTERFACE SERIES

210 – Programmable Keypad- Direct hardwire keyswitch replacement.
240 – Battery Operated Keypad- Direct keyswitch replacement (for indoor use).
262 – The Partitioner- Self-contained 2-zone control.

SELF-CONTAINED ACCESS CONTROL SYSTEMS

232i – Indoor keypad
232w – Weather-resistant
232se – Sealed environmental keypad
232r – Ruggedized keypad
232m – Mullion keypad
233 – Card Reader System
234 – Keypad/Card Reader System

FEATURING
- Lock Release Relay
- Lock Release Time
- Alarm Zone Shunting Relay
- Multiple User
- Propped Door Alarm Relay
- Timed Egress Input
- Forced Door Alarm Relay
- Front Programmable

LIMITED WARRANTY

International Electronics, Inc. (IEI) warrants its products to be free from defects in material and workmanship, when they have been installed in accordance with the manufacturer's instructions, and have not been modified or tampered with. IEI does not assume any responsibility for damage or injury to person or property due to improper care, storage, handling, abuse, misuse, normal wear and tear, or an act of God.

IEI's sole liability is limited to the repair or (at IEI's option) the replacement of the defective product or part when sent to IEI's facility (freight and insurance charges prepaid), after first obtaining IEI's Return Merchandise Authorization.

IEI will not be liable to the purchaser or anyone else for incidental or consequential damages arising from any defect in, or malfunction of, its products.

This warranty shall expire two years after shipping date for DOOR-GARD keypads.

Except as stated above, IEI makes no warranties, either express or implied, as to any matter whatsoever, including, without limitation to, the condition of its products, their merchantability, or fitness for any particular


INTERNATIONAL
ELECTRONICS, INC

INTERNATIONAL ELECTRONICS, INC.
427 TURNPIKE STREET, CANTON, MA 02021 USA
800-343-9502, 781-821-5566
781-821-4443 FAX
FAX INFORMATION CENTER 781-821-0734 (FROM YOUR FAX MACHINE)

MADE IN U.S.A.

605-0212
REV. 1.03

INITIALS
GOV'T | LESSOR


Electromagnetic Door Lock
Red LED
Yellow LED
Green LED
Brown
White/Orange
TS1
V+ V- NC C NO
Relay
Transorb
Magnetic door lock
(fail safe)


Basic Access Control with an Electric
Door Strike
Red LED
Yellow LED
Green LED
Brown
White/Orange
TS1
V+ V- NC C NO
Relay


Shunting a Normally Closed Zone
Red LED
Yellow LED
Green LED
Brown
White/Orange
TS1
V+ V- NC C NO
Relay
To
Alarm panel
closed circuit
loop


Arming and Disarming a Typical Control Panel
Green LED (panel disarmed)
Red LED (panel armed)
TYPICAL ALARM
CONTROL PANEL
GREEN LED (-)
RED LED (-)
12 VOLTS (+)
PA-For
User LEDs
ARM/DISARM
TERMINALS
Relay
TS1
V+ V- NC C NO
12 VOLTS(-)
12 VOLTS(+)
NOTE: LED ground wires must be removed from keypad.
PA connector and wired to panel. Connections are shown
for a typical panel with -V (sink) outputs.


Wiring to a Model
250 Printer interface
or a Hard Copy
White/Black
White/Yellow
TS1
V+ V- NC C NO
Relay
250 Printer Interface
Parallel
Printer
12 Volts AC
Input Voltage

PACKING CHECKLIST

212i or 212w KEYPAD
TEN CONDUCTOR WIRING HARNESS (1)
SLOTTED SCREWS (2)
SECURITY SCREWS (2)
*M.O.V. (2)
*100 OHM RESISTOR (1)
*10 OHM RESISTOR (1)
*IN4004 DIODE (1)
TRANSORB (1)
MOUNTING GASKET 212w ONLY (1)
FEATURES AND PROGRAMMING GUIDE
WARRANTY CARD

NOTE:DUE TO IMPROVEMENTS,
ITEMS WITH AN ASTERISK(*)
ARE NO LONGER REQUIRED FOR
INSTALLATION. 606-1112 Rev 1.00

INITIALS
GOV'T | VENDOR


212 i/w Circuit Board
Red LED
Yellow LED
Green LED
NOTE: J3 JUMPER NOT USED ON 212/w
J3
Yellow Prog LED
Red LED
Green LED
J2-Remove jumper for 24 volt operation
Note: Wiring Harness P1 leads exit over terminals
Relay
TS1
V+ V- NC C NO


212 i/w Wiring Harness
10 White Not used
9 Wht/blue Output 3 -V (Sink 50mA)
8 Wht/red Output 2 -V (Sink 50mA)
7 Orange Output 4/panic -V (Sink 50mA)
6 Brown Remote Triggering Input (REX)
5 Wht/orange Remote Triggering Input (REX)
4 Wht/black K (in) Keypad active
3 Wht/yellow K (out)
2 Black Ground (Output only)
1 Red Not used
Warning: Plug this harness in with the leads facing down! Permanent damage may result if incorrectly inserted.


Optional 293 Auxillary Relay Board
RELAYS
OUTPUT 2
OUTPUT 3
OUTPUT 4
1 Amp @ 24VDC
normally open switch
Remote triggering
Not used
Dip Switch Selection for 12 or 24 Volt Operation. NOTE: Switch all 3 to selected operating voltage.
12V 24V
ACCESSORY RELAY BOARD
The IEI Model 293 plug on relay board converts voltage outputs to Form-C 1 Amp relays and provides screw terminal connections for all inputs and outputs. The 293 fits in a standard 2" electrical box with the keypad.
TERMINAL STRIP TS1
KEYPAD ELECTRONICS BOARD


Wiring an accessory Relay
The markings in parenthesis refer to the IEI Model 284 Leaded Accessory Relay
White/red=Output 2
White/blue= Output 3
Solid orange= Output 4/Panic
Coil positive-(Red)
Red
Relay NO-(Green)
Relay Comm-(Blue)
Relay NC-(Gray)
TS1
V+ V- NC C NO
White/red
Coil negative-(White)
12-24v AC/DC

TECHNICAL NOTES

When using this device to operate an electric locking device you **must** install the transorb as close to the locking device as possible. Installation of this device will prevent the " electrical kick back " voltage generated by the locking device from damaging the keypad.

To avoid ESD (electro-static discharge) from interfering with the operation of the DOOR-GARD, ground the negative terminal of the keypad to earth ground. If the power suppfy can not be grounded, then the case should be grounded.

When mounting the 212w outside, apply silicone to the area where wires enter the case, and install a weep hole at the bottom of the box. This will help prevent warm air from condensing on the circuit board.

For use in extreme weather conditions, please consult the factory for additional methods of protecting your DOOR-GARD from the environment.

SPECIFICATIONS:

MECHANICAL:
BOARD DIMENSIONS:
1.70"w x 2.60"h x 1.125"d
1.70"w x 2.60"h x 1.675"d (w/ 293 relay board)

ELECTRICAL:
VOLTAGE:
12-24 Volts AC/DC (selected by jumper)
CURRENT:
@12vdc 4.5ma typical-36ma w/relay energized
@24vdc 6.2ma typical-38ma w/realy energized
Note: add 6ma per LED @ 12 volts/12ma @ 24 volts
Note: keypads using the IEI-293 relay board require an additional 30ma for each relay energized.
OUTPUTS:
Main relay: 8 Amp. Form-c @ 24VDC-10 AMP surge
Outputs 2, 3, & 4 are 50ma negative voltage outputs

ENVIRONMENTAL:
TEMPERATURE:
-20 DEGREES F TO 130 DEGREES F (-28C TO 54C

606-1112 Rev 1.00

INITIALS
GOV'T | LESSOR



INITIALS

GOV'T	LESSOR
[signature]	[signature]

ATTACHMENT

DOCUMENT DROP WITH ACRYLIC BOX

RECEPTION ROOM SIDE



SLANTED LETTER SLOT

Steel-spring action keeps the flap tightly closed. Magazine size slot opening required (approx. 11-1/2 inches x 2-7/8 inches). Wall liner to be slanted and deep enough to be installed in a wall. Constructed of aluminum (gold or silver). Letter slot opening to face the Reception Room. Install opening at 42 inches from the finished floor. (Acceptable source: AAA Mailbox Sales and Service, 701 Richcreek Road, Austin, TX 78757, telephone 512-451-6269)


INITIALS
GOV'T
LESSOR

DOCUMENT DROP BOX
(April 2002)

Letter Slot - Opening with steel-spring action to keep the flap tightly closed. Magazine size slot opening required (app. 11-1/2' x 2-7/8'). Slot opening to be constructed of aluminum (gold or silver). Letter slot opening to face the Reception Room. Install opening at 42' from the finished floor. (Acceptable source: AAA Mailbox Sales and Service, 701 Richcreek Rd, Austin, TX 78757, phone 512-451-6269).

Drop Box - Constructed with 1/2' plywood, Melamine faced on all exposed surfaces (SSA Manager to select color). Clear acrylic panel to be installed in front for visibility of contents. Slanted top with hinged opening and padlock hasp with lock. Wall liner to be slanted and deep enough to be installed through the wall.



RECEPTION ROOM WALL
LETTER SLOT OPENING
PIANO HINGE
4' WIRE PULL/HANDLE
PADLOCK HASP WITH LOCK
1/2' PLYWOOD MELAMINE LINER
CLEAR ACRYLIC
8'
12'
13'
13'
42'
FRONT ELEVATION
SIDE ELEVATION

INITIALS
GOV'T | LESSOR

GENERAL OFFICE SIDE



Letter Slot installed 42 inches from the finished floor. Acrylic box (12 inches wide x 12 inches deep x 12 inches high) attached to wall directly below the Letter Slot opening.



INITIALS
GOV'T
LESSOR

SELF-HELP COUNTER (10 FEET)

- <u>Size:</u> 10 feet by 18 inches deep. Heights as shown below are from the finished floor.
- <u>Construction:</u> Cabinet to be constructed of 3/4 inch plywood with veneer. (Pressed board and wafer board are unacceptable.) Unit to be mounted securely to the wall. Door knob/handle with lock and key and four adjustable shelves to be provided.
- <u>Finish:</u> All exposed surfaces of counter and inside cabinet including shelving to be covered with laminate, Pionite or equal. Color to be selected by the SSA Manager.


10'
24"
42"
34"
Lock
Open Area
Open Area

DRAWING TITLE	RECEPTION ROOM SELF-HELP COUNTER	GENERAL SERVICES ADMINISTRATION PUBLIC BUILDINGS SERVICE			
PROJECT		SCALE: 1/2" = 1'-0"			
LOCATION		DWN. BY	L. FLORES	10/23/[illegible]	CKD. BY
STREET		PROJ. NO.		DWG. NO.	

INITIALS GOVT [signature] LESSOR [initials]

Door

-The door shall be a solid core flush door with 5-ply construction and Type II non-staining glue. The door should be factory mortised and should receive a premium grade factory coated natural finish. The grain and stain effect shall be determined by the GSA contract officer*. Field finish the stiles with same product as used on the factory finish. Each door shall bear an identifying mark indicating its quality and construction. The identifying mark or a separate certification shall include identification of the standard on which construction of the door is based, identity of the manufacturing plant, identification of the standard on which preservative treatment, if used, was made.

-The door shall be fit, hung, and trimmed to the extent that it is plumb and true. Clearances are as specified below. The lock edge or both edges of the door shall be beveled at the rate of 1/8" to 2". Cuts made on the job shall be sealed immediately after cutting, using a clear varnish or sealer. Bottom of bottom gate shall be undercut to allow clear door swing over carpeted areas. Vertical edges of doors which have not been rounded or beveled at the factory shall be eased when the door is installed.

Frame

-The door frame shall be a 16 guage hollow metal frame. Whenever damage becomes evident, abraded, scarred, or rusty areas shall be cleaned and touched up with the paint used in the shop painting. Metal frames shall be reinforced, drilled, and tapped to receive all necessary hardware. Rubber silencers shall be installed into factory predrilled holes in door frames; adhesively applied silencers are not acceptable. Where frames are installed in plaster or masonry walls, plaster guards shall be provided on door frames at hinges and strikes.

-A wrap around frame should be used for 6" walls. For 8" walls or more, securely anchor a butt frame using T-anchors.

Shelf

-Shelf shall be 3/4" plywood with veneer. Veneer is to be a high pressure laminate in a wood grain and color to match the door finish.

Hardware

1 mortise entry lock (lower gate)
2 slide bolts (on upper gate to attach it to lower gate)
1 door stop (lower gate)
1 wall type door stop with holder and keeper (upper gate)
4 ball bearing full mortise hinges
2 brackets for shelf

All hardware should have a chrome finish unless otherwise specified by the GSA contract officer*.

* In these cases only, a designated representative may act in lieu of a GSA contract officer for the purpose of specifying an interior product finish. Quality and quantity of any products herein must not be altered.

1/8" CLEARANCE

3'-0"

1/8" CLEARANCE

7 1/4"

28 1/4"

13 1/2"

22 3/4"

12 1/4"

35"

7'-0"

1/8" CLEARANCE

16"

CENTER SHELF ON LOWER GATE. ALLOW CLEAR DOOR SWING.

SHELF HEIGHT IS 42" STD.

INITIALS

UNDERCUT TO ALLOW CLEAR DOOR SWING OVER CARPET.

DRAWING TITLE	DUTCH DOOR	GENERAL SERVICES ADMINISTRATION PUBLIC BUILDINGS SERVICE			
PROJECT	WITH OBSERVATION WINDOW	SCALE: 1/2" = 1'-0"			
LOCATION	Observation window: approx. 5" W x 18" L	DWN. BY	L. FLORES 10/21	CKD. BY	
STREET	With mirror finish reflective film facing Reception room. Bottom of window to be 56" From finished floor and 8" from edge of door	PROJ. NO.		DWG. NO.	

35

ATTACHMENT - DUTCH DOOR A

Cabinet

Cabinet to be constructed of ¾" particle board covered with Melamine on all exposed sides and ends. All joints to be fastened with both glue and nails. Color to be selected by SSA Manager

Standards and Shelving

Brackets for fixed and adjustable shelves to be dadoed. Shelf material to be ¾ Melamine or equal on all exposed. Sides/ends (top and bottom of each shelf). Furnish three loose shelves with each unit, cut fully 15 inches deep and length to suit. Finish as above.

Adjoining Units

Carriage bolts shown in Detail C are required only between adjoining units. Bolts to be field installed after units are set up in final location.



2'-6"
¾"
¾"
C
45"
36"
5"
C
30"
Inside Dimensions
18"
8'-0"
C
K&V #255 STANDARDS, #256 SUPPORTS
27"
3"
24"
18"
15"
3/8" BACK
A
B
DETAILS
A
COVR. BASE
2" x 4" BLOCKING
B
3/8" PLYWOOD BACK
2" x 4" BLOCKING
C
1/4" CARRIAGE BOLT
1" x 2" BLOCKING
D
CORNER UNIT
DRAWING TITLE
STORAGE ROOM SHELVING
GENERAL SERVICES ADMINISTRATION
PUBLIC BUILDINGS SERVICE
SCALE: ½" = 1'-0"
LOCATION
36
INITIALS
Gov't
Lessor

ATTACHMENT SHELVING

UNIFORM FEDERAL ACCESSIBILITY STANDARDS

4.24 Sinks.

4.24.1 General. *Sinks required to be accessible by 4.1 shall comply with 4.24. Sinks in kitchens of accessible dwelling units shall comply with 4.34.6.5.*

4.24.2 Height. Sinks shall be mounted with the counter or rim no higher than 34 in (865 mm) from the floor. [Finished floor]

4.24.3 Knee Clearance. Knee clearance that is at least 27 in (685 mm) high, 30 in (760 mm) wide, and 19 in (485 mm) deep shall be provided underneath sinks.

4.24.4 Depth. Each sink shall be a maximum of 6-1/2 in (165 mm) deep

4.24.5 Clear Floor Space. A clear floor space at least 30 in by 48 in (760 mm by 1220 mm) complying with 4.2.4 shall be provided in front of a sink to allow forward approach. The clear floor space shall be on an accessible route and shall extend a maximum of 19 in (485 mm) underneath the sink (see Fig 32).

4.24.6 Exposed Pipes and Surfaces. Hot water and drain pipes exposed under sinks shall be insulated or otherwise covered. There shall be no sharp or abrasive surfaces under sinks.

4.24.7 Faucets. Faucets shall comply with 4.27.4. Lever-operated, push-type, touch-type, or electronically controlled mechanisms are acceptable designs.

4.27.4 Operation. Controls and operating mechanisms shall be operable with one hand and shall not require tight grasping, pinching, or twisting of the wrist. The force required to activate controls shall be no greater than 5 lbf (22.2 N).

Waste Disposal Unit
-continuous feed, with hardened stainless steel grinding elements, 1/2 HP permanently lubricated motor and overload protector with manual rest; must have 115V, 20 Amp electrical supply with control switch, hardwired 120V 6.7 Amps.

All Cabinets to be constructed of ¾" plywood with veneer. Pressed board is unacceptable. All exterior/interior surfaces of counter and cabinets to be finished with Melamine plastic laminate or equal. Units must be mounted securely to the wall.

Counter and Back Wall Shield countertop to be constructed of ¾" plywood. Counter top and back wall shield to be laminate clad*

Back wall shield to run continuous from the counter top to the top cabinet (20" x 96")

Sink – Double compartment Stainless steel sink with a complete Single mixing faucet (minimum 8" long and movable)

Notes: (A) is a 6" x 1" board to Allow cabinet door stop.
(B) is a base shelf that is removable for wheelchair access



12"
12"
30"
84"
6½" MAX
27"
4"
3"
19"
30"
12"
8"
34"
(A)
(B)
32"
18"
18"
96"

* In these cases only, a designated representative may act in lieu of a GSA contract officer for the purpose of specifying an interior finish. Quality and quantity must not be altered.

GENERAL SERVICES ADMINISTRATION
PUBLIC BUILDINGS SERVICE

SCALE ½" = 1'-0"

DRAWING TITLE: STYLE B MULTIPURPOSE ROOM COUNTER/SINK WITH FOOD WASTE DISPOSAL & WALL CABINETS

INITIALS

Gov't	Lessor
[signature]	[signature]

Revised 9/13/99 ATTACHMENT 8' CABINET 37

ACCORDION FOLDING ACOUSTICAL PARTITION

Furnish and install one (1) ea.

Accordion folding acoustical partition assembly.

The assembly shall be top supported and manually operated. The manufacturer shall provide a heavy duty extruded aluminum recess track for best performance. The partition shall be supported by 2-wheel ball bearing carriers spaced 18"-21" on center. The frame construction shall have an internal framing of vertical cold rolled steel, galvanized and riveted to form the folding mechanism. The cover shall be of semirigid 5-ply laminated construction with standard Class "A" vinyl fabric. The cover shall be fastened to steel cover support pins at hinge points. It shall be possible to replace covers in the field. The weight of the partition shall be not less than 4.1 lbs/sq. ft. and shall have an STC rating of 39.

The assembly shall be [8'-6"/9'-0"/9'-6"] high and [*18'/20'/22'] wide. It shall be complete and operational using a current commercial standard product.

All related work such as track suspension system, ceiling alterations and storage pocket shall be included.

*Give dimension for your specific application.


"Pocket" walls to house
folded partition

INITIALS
Gov't | Lessor

ATTACHMENT - FOLDING PARTITION



Requires 5' x 6' area

FRONT VIEW

4 feet in diameter

1.2 meter

NON PENETRATING ROOF MOUNT

weight antenna: 90

mount: 540

630

INITIALS

GOVT | LESSOR

SPECIFICATIONS

Series 1761, 1111, and 1130

ELECTRICAL

	.76 series 1761 C-Band	.76 series 1761 Ku-Band	1.0 series 1111 C-Band	1.0 series 1111 Ku-Band	1.2 series 1130 C-Band	1.2 series 1130 Ku-Band
Antenna Aperture	.76 M 30 in.		1.0 M 40 in.		1.2 M 48 in.	
Operating Frequency (GHz)	3.625-4.2	10.95-12.75	3.625-4.2	10.95-12.75	3.65-4.2	10.95-12.75
Midband Gain (± .5db)	28 dBi	37.9 dBi	30.6 dBi	40.5 dBi	32.0 dBi	42.0 dBi
3 dB Beamwidth	7.0°	2.9°	5.3°	1.7°	4.4°	1.4°
Antenna Noise Temperature (linear)						
20° elevation	57 K	49 K	56 K	47 K	54 K	46 K
30° elevation	56 K	48 K	54 K	46 K	51 K	43 K
First Sidelobe (Typical)	-23 dB		-23 dB		-23 dB	
Cross-Pol Isolation	>30 dB (on axis)		>30 dB (on axis)		>30 dB (on axis)	
VSWR	1.3:1 Max.		1.3:1 Max.		1.3:1 Max.	

MECHANICAL

	.76 series 1761	1.0 series 1111	1.2 series 1130
Reflector Material	Glass Fiber Reinforced Polyester SMC		
Mount Type	Elevation over Azimuth		
Elevation Adjustment Range	5° to 90°		
Circular Elevation Adjustment Range (Series 1130 only)	12° to 90°		
Azimuth Adjustment Range	360° Continuous		
Antenna Optics, Prime Focus	One Piece Offset Feed		
Mast Pipe Size	1.5" SCH 40 Pipe (1.90" OD) 4.83 cm.	1.5" SCH 40 Pipe (1.90" OD) 4.80 cm.	2.0" SCH 40 Pipe (2.38" OD) 6.05 cm.
Shipping Specifications	30 lbs. (14 kg.)	40 lbs. (18 kg.)	55 lbs. (25 kg.)

ENVIRONMENTAL PERFORMANCE

Wind Loading	Operational	45 mph with .2° pointing error (72km/h)
	Survival	125 mph (201km/h)
Temperature	Operational	-40° to 140° F (-40° to 60° C)
	Survival	-50° to 160° F (-46° to 71° C)
Rain	Operational	1/2" /hr
	Survival	2" /hr
Ice	Operational	
	Survival	1/2" radial
Atmospheric Conditions		Salt, Pollutants, and Contaminants as Encountered in Coastal and Industrial Areas
Solar Radiation		360 BTU/h/ft²

4 feet High
4 feet in diameter
antenna weights 90 lbs
mount weights 540 lbs
630

PRODELIN CORPORATION

Prodelin Corporation
PO Box 368
1700 NE Cable Drive
Conover NC 28613 USA
Phone 704/464-4141
Fax 704/466-0660
Home Page: http://www.prodelin.com

weight loading of 70 lbs
per square foot

INITIALS

GOV'T	ASSESSOR
vlm	[initials]

System Requirements

Downlink Architecture

The downlink system receives a Single Channel Per Carrier (SCPC) or Multiple Channel Per Carrier (MCPC) digital transmission from the Baltimore uplink facility. There are two solutions for the downlink architecture, new or retrofit. A new downlink installation includes the following hardware and electronics:

- Ku-band antenna assemblies
  - 1.2m antenna assembly
  - 1.8m antenna assembly for Puerto Rico and the Virgin Islands
- Dual polarity for the antennas
- Antenna mounts to meet specific installation applications (generally non-penetrating roof mount)
- Low Noise Block Converter (LNB)
- Feedhorn (included in antenna assembly)
- Integrated Receiver/Decoder (IRD)
- Audio Conferencing Unit (Not provided by EDS/HGS)
- Interfacility link (IFL) cable (up to 300' included)
- Installation services

If a retrofit is necessary for an existing downlink system, EDS/HGS will perform the following:

- Inspect existing antenna, mount, and harness for serviceability
- Inspect coaxial cable and connectors for serviceability and waterproofing; replace all connectors where needed
- Check and replace seals where needed
- Install the IRD(s) and connect to the LNB
- Connect the IRD to the Audio Conferencing Unit.
- Repeak antenna if necessary
- Document site configurations with photos after the retrofit installation

Downlink Components

Downlink Antenna Assembly

The antenna is placed outdoors, with a clear line of sight to the Galaxy X satellite. The antenna assembly is located as close to the IRD as practical. The antenna will use a nonpenetrating roof mount at most sites. Some sites will need a different type of antenna. This will be determined by the site survey.

INITIALS GOV'T LESSOR

Antenna Mounting System

The antenna used for this system is a nonpenetrating gravity-style mounting system designed to be placed on flat roof surfaces. The mount and the attached antenna are secured on the roof by ballast placed in the mount. The mount shape is rectangular, with a rubber pad between the roof and the mount to protect roofing material. The typical total weight of the mount and antenna is 20 pounds per square foot.

Low Noise Block Converter (LNB)

The LNB is a unit that mounts on the satellite antenna at the offset focal point of the antenna and converts the satellite signal from the Ku-band frequency (11.7-12.2 GHz) to the L-band frequency (950-1450 MHz).

Integrated Receiver/Decoder (IRD)

The IRD tunes to a desired satellite frequency and demodulates the signal into a composite bit stream. The IRD then separates the bit stream into its original video, audio, data, and control data signals. The IRD should be located in a secure, well-ventilated location. Clean AC power should be provided by a dedicated circuit. It should not be located adjacent to any source of electromagnetic interference (EMI).

Audio Conferencing Unit (Not Supplied by EDS/HGS)

The Audio Conferencing Unit (ACU) by Teleconferencing Technologies Inc. provides the audio communication link via a terrestrial phone network for the IVT network. This unit enables a person at one site to call in and ask questions to the original program site without experiencing audio feedback through the network. The end-user is responsible for providing a standard telephone connection, RJ11, within 10' of the ACU.

Interfacility Link Cable (IFL)

The satellite signal travels between the IRD and the LNB through an IFL cable. The IFL is a 75 ohm Plenum-rated coaxial cable. The cable provides connectivity from the LNB to the IRD and also provides DC voltage from the IRD to power the LNB. If the distance between the LNB and the IRD is over 300 feet, line amplifiers and/or an eternal power supply may be required. The cable is routed into the building through survey approved access or penetration point. Once the cable is inside the building, existing cable paths are used to route the cable to the IRD.

INITIALS	
GOV'T	LESSOR
[signature]	[signature]

Figure 1 illustrates the downlink network based on the components listed above.


Demarcation
IRD
300' Cable
LNB
1.2 M Antenna
Audio Conferencing Unit
Customer Premise Equipment
TV Monitor
Student Response Unit
VCR

Figure 1, EDS/HGS IVT Network

Explanation of the Uplink

The Uplink consist of four subsystems: baseband, intermediate frequency/radio frequency (IF/RF), signal processing, and a fixed antenna. The baseband subsystem accepts video and audio signals, performs the digitization encoding, then modulates the digital data onto a carrier for satellite transmission. The components of the baseband subsystem include the audio/video encoder, modulator, multiplexer, encoder manager, and IRD. The interface between the baseband and IF/RF subsystems is at 70MHz.


INITIALS
GOV'T
LESSOR



.76, 1.0, and 1.2 Meter C and Ku-Band Receive Only Offset Antenna Systems

Series 1761, 1111, and 1130

1.2 M series 1130 shown in photo

FEATURES

- Precision Compression Molded Offset Reflector
- Installation Time Reduced with Improved Mount Design
- Compact Packaging for Low Shipping Costs
- Low Visual Impact, Gray Reflector
- Various Mounting Options Available
- Feed and Elevation Alignment Indicators
- ISO 9002 registered: certificate no. A2421

Prodelin Corporation specializes in the design and manufacture of small aperture antennas. The Company has invested heavily in the manufacture of antenna products, especially for direct reception of signals by commercial customers. Prodelin is committed to the production of high quality, low cost and easily deployed antenna systems for operation at frequencies up to 30 GHz. Each system features a sturdy galvanized steel support structure and is available with a variety of feed, mount and pedestal configurations. The Company's products are marketed worldwide.




PRODELIN
CORPORATION

"Quality is reflected in everything we do"

INITIALS
GOV'T | LESSOR



AZIMUTH AXIS
6.00
29.76
52.50
MAJOR AXIS
6.00
6.37
ELEVATION AXIS
22.29
30.00
MAST HEIGHT
2" SCH 40 PIPE
(2.38 O.D.)

1.2M Ku-Band Receive Only
Series 1130 Offset Antenna Geometry



INITIALS
LESSOR


PRODELIN

NOTES FOR BALLAST TABLES

FOR 1.2M RxO ANTENNA ON 4 X 4 NPRM

1. Ballast tables 1.1-1.4 are based on an overturning design with a 1.0 safety factor. Total weight will be 1.5 times that shown if a 1.5 safety factor is required.

2. Values shown in tables 1.1-1.4 provide sliding resistance to the wind speed shown with a 1.0 safety factor when used with a rubber friction pad (coefficient of friction .7).

3. Recommended ballast material is concrete cap block, nominal dimensions of 4 x 8 x 16 inches. Number of blocks needed is based on an assumed weight of 25 lb each; blocks will vary depending on source. The actual weight of blocks should be determined for correct ballast amount.

4. Ballast shown is total ballast. Weight of antenna and NPRM (about 50 lbs) is subtracted from total to determine the number of blocks needed.

INITIALS	
GOV'T	LESSOR


PRODELIN

TABLE 1.
1.2M ANTENNA SYSTEM NPRM BALLAST REQUIREMENTS
4 FT. X 4 FT NPRM - OVERTURNING DESIGN (F.S. = 1.0)

TABLE 1.1 EXPOSURE B, 30 FT. ABOVE GROUND

DESIGN WIND SPEED (MI/HR)	70	80	90	100	110	125
TOTAL BALLAST (LB)	272	357	452	557	684	871
NO. OF BLOCKS	9	12	16	20	26	33
ACTUAL WEIGHT	275	350	450	550	700	875
STATIC ROOF LOAD (LB/FT²)	17.2	21.9	28.1	34.4	43.8	54.7

TABLE 1.2 EXPOSURE B, 50 FT. ABOVE GROUND

DESIGN WIND SPEED (MI/HR)	70	80	90	100	110	-
TOTAL BALLAST (LB)	320	418	529	653	790	-
NO. OF BLOCKS	11	15	19	24	30	-
ACTUAL WEIGHT	325	425	525	650	800	-
STATIC ROOF LOAD (LB/FT²)	20.3	26.6	32.8	40.6	50.0	-

TABLE 1.3 EXPOSURE C, 30 FT. ABOVE GROUND

DESIGN WIND SPEED (MI/HR)	70	80	90	100	-	-
TOTAL BALLAST (LB)	442	577	731	902	-	-
NO. OF BLOCKS	16	21	27	34	-	-
ACTUAL WEIGHT	450	575	725	900	-	-
STATIC ROOF LOAD (LB/FT²)	28.1	35.9	45.3	56.3	-	-

TABLE 1.4 EXPOSURE C, 50 FT. ABOVE GROUND

DESIGN-WIND SPEED (MI/HR)	70	80	90	-	-	-
TOTAL BALLAST (LB)	492	643	814	-	-	-
NO. OF BLOCKS	18	24	31	-	-	-
ACTUAL WEIGHT	500	650	825	-	-	-
STATIC ROOF LOAD (LB/FT²)	31.3	40.6	51.6	-	-	-

INITIALS	
GOV'T	LESSOR
alm	KB

2.38" O.D. NON-PENETRATING MAST MOUNT
0800-654


2.38" O.D. MAST
48"
30"
48"
BRACE ANGLE
BASE FRAME

USED WITH 1.2M AND SMALLER Rx/TX ANTENNA SYSTEMS
125 MPH SURVIVAL BASED ON 30 FT. ABOVE GROUND, EXPOSURE B

INITIALS

GOV'T	LESSOR
[illegible]	[illegible]



1.8M C and Ku-Band Receive Only Offset Antenna System Series 1183


UL
PRODELIN
ISO 9002 registered
certificate no. A2421

ELECTRICAL

	C-Band	Ku-Band
Effective Aperture	1.8M 71 in.	1.8M 71 in.
Operating Frequency	3.7 - 4.2 GHz	10.95 - 12.75 GHz
Midband Gain (± .5dB)	35.5 dBi	45.5 dBi
3 dB Beamwidth	2.9°	.9°
Antenna Noise Temperature		
20° elevation	49° K	38° K
30° elevation	47° K	35° K
Feed Interface	CPR 229	Rectangular WR75, Circular C120 or WC75
Polarization	Linear or Circular	Single or Dual Linear
First Sidelobe (Typical)	-23 dB	-23 dB
Cross-Pol Isolation	>30 dB (on axis)	>30 dB (on axis)
VSWR	1.3:1 Max.	1.3:1 Max.

MECHANICAL

Reflector Material	Glass Fiber Reinforced Polyester SMC
Antenna Optics	Prime Focus, Offset Feed
Mount Type	Elevation over Azimuth
Elevation Adjustment Range	5° to 90° Continuous Fine Adjustment
Azimuth Adjustment Range	360° Continuous
Mast Pipe Size	3.5" SCH 40 Pipe (4" OD) 10.16 CM

ENVIRONMENTAL PERFORMANCE

Wind Loading	Operational	45 mph 72 km/h
	Survival	125 mph 201 km/h
Temperature	Operational	-40° to 140° F -40° to 60° C
	Survival	-50° to 160° F -46° to 71° C
Atmospheric Conditions		Salt, Pollutants and Contaminants as Encountered in Coastal and Industrial Areas
Solar Radiation		360 BTU/h/ft²
Shipping Specifications		Weight 160 lbs. 72 kg.

PRODELIN PO Box 368 • 1700 NE Cable Drive • Conover NC 28613 • 704/464-4141 • Fax 704/466-0860

INITIALS GOV'T [signature] ASSESSOR [signature]


70.866
MINOR DIAMETER
70.594
MAJOR DIAMETER
16.01
41.35
0.56
7.31
AZIMUTH AXIS
6.70
0.95
6.56
45.50
TOP OF ARC
REFLECTOR CENTER
0.00
6.22
ELEVATION AXIS
1.50
30.84
36.00 MIN
42.00 MAX
MAST HEIGHT
3-1/2" SCH 40 PIPE
(4.00 O.D.)
1.8M OFFSET SERIES 1183 RECEIVE ONLY
ANTENNA GEOMETRY
PRODELIN
INITIALS
GOV'T
LESSOR

SECTION III

3.0 BALLAST REQUIREMENTS

EXPOSURE:

1. Exposure B is urban or suburban areas, wooded areas, or other terrain with numerous, closely spaced obstructions having the size of single family dwellings or larger. Obstructions must extend 1500 feet in all directions from the antenna.

2. Exposure C is open terrain with widely scattered obstructions having heights generally less than 30 feet. Includes flat open country and grass lands.

BALLAST:

1. Ballast tables are based on an overturning design with a 1.5 safety factor. Values shown provide sliding resistance to the wind speed shown with a 1.0 safety factor when used with a rubber friction pad (coefficient of friction = .64).

2. Recommended ballast material is concrete cap block, nominal dimensions of 4 x 8 x 16 inches. These blocks will weigh between 25 and 30 lbs each, depending on local variation. Average weight of blocks should be determined for correct ballast amount.

3. Place ballast equally on all frames beginning at opposite corners of each side and working inward. If more than 40 blocks are needed, begin a second layer on top of the first.




INITIALS
GOV'T | LESSOR

TABLE 3.0-1 - 1.8M CIRCULAR VSAT ANTENNA
BALLAST REQUIREMENTS - EXPOSURE B - 30 FT. ABOVE GROUND

WIND SPEED (M.P.H.)	70	80	90	100	110	125
TOTAL BALLAST (LBS.)	755	930	1155	1430	1730	2255
STATIC ROOF LOAD (LB./FT²)	7.6	9.3	11.6	14.3	17.3	22.6
ANTENNA & NPMM WT. (LBS.)	430	430	430	430	430	430
NET BALLAST REQUIRED (LBS.)	325	500	725	1000	1300	1825

TABLE 3.0-2 - 1.8M CIRCULAR VSAT ANTENNA
BALLAST REQUIREMENTS - EXPOSURE B - 50 FT. ABOVE GROUND

WIND SPEED (M.P.H.)	70	80	90	100	110	125
TOTAL BALLAST (LBS.)	830	1080	1380	1705	2055	2655
STATIC ROOF LOAD (LB./FT²)	8.3	10.8	13.8	17.1	20.6	26.6
ANTENNA & NPMM WT. (LBS.)	430	430	430	430	430	430
NET BALLAST REQUIRED (LBS.)	400	650	950	1275	1625	2225

TABLE 3.0-3 - 1.8M CIRCULAR VSAT ANTENNA
BALLAST REQUIREMENTS - EXPOSURE C - 30 FT. ABOVE GROUND

WIND SPEED (M.P.H.)	70	80	90	100	110	125
TOTAL BALLAST (LBS.)	1155	1505	1905	2355	2830	3680
STATIC ROOF LOAD (LB./FT²)	11.6	15.1	19.1	23.6	28.3	36.8
ANTENNA & NPMM WT. (LBS.)	430	430	430	430	430	430
NET BALLAST REQUIRED (LBS.)	725	1075	1475	1925	2400	3250

TABLE 3.0-4 - 1.8M CIRCULAR VSAT ANTENNA
BALLAST REQUIREMENTS - EXPOSURE C - 50 FT. ABOVE GROUND

WIND SPEED (M.P.H.)	70	80	90	100	110	125

INITIALS

GOV'T	LESSOR
vlm	88


120.00
60.00
18.13
INSIDE
18.00
INSIDE
63.00
120.00
3.5" SCH 40 PIPE
(4.00" O.D.)
25.5
48.00

Figure 1

INITIALS
GOV'T
LESSOR

EXTERIOR DOOR PREP FOR RECESSED DOOR CONTACTS

Interior Finished Wall

Condult to above ceiling tile

Brick Wall

3/4' EMT or Flex Conduit

Box Connector

4X4 metal box tack welded to door janb.

Cross Section of Typical Rear Door

3/4' Hole Drilled in Door Top

3/4' Hole Drilled in Door Janb

Protected Side of Door

DOOR

Exterior Door Prep for Recessed Door Contacts


INITIALS

GUARD STATION
(FREE STANDING)

Walls covered (both sides and end) with plastic laminate and topped with a curved, stained oak wood cap. Counter to be constructed of 3/4" plywood with appropriate braces and top/front edge covered with plastic laminate (SSA Manager to select laminate/stain). Counter height to be 29 inches from the finished floor.


COUNTER
9 1/2"

TOP VIEW


29"
32"

SIDE VIEW


43"
78"

FRONT VIEW


INITIALS



ulm



INITIALS

GOV'T	LESSOR
wlm	KB



vlm SS

GUARD STATION (L-SHAPE)

TOP VIEW
(1/25/02)


5'-5"
(42' High) WALL/TOP CAP
(42' High) WALL/TOP CAP
3'
2'-6"
WALL
COUNTER
5'

42' walls covered (both sides and end) with plastic laminate and topped with a stained oak wood cap. Counter to be constructed of 3/4' plywood with appropriate braces and top/front edge covered with plastic laminate (SSA Manager to select laminate/stain). Counter height to be 29 inches from the finished floor.

INITIALS GOV'T LESSOR

36"

3 5/8" 3 5/8"

10'-0" TOP OF FRAMING

18 GA. TRACK TOP AND BOTTOM OF BOXED HEADER

9'-10" CEILING

2 - 6" X 1 5/8" X 18 GA. OPEN FACE TO OPEN FACE STEEL STUD BOXED HEADER.

3 5/8" X 20 GA. FULL HEIGHT STEEL STUD WALL AT 16" OC.

3 5/8" X 1 5/8" X 20 GAGE STEEL STUD-ARCHED VALANCE HEADER VARYING FROM 36" T 24" IN THE CENTER OF ARCH (IN HEIGHT) ATTACH TO BOXED HEADER AT EVERY 12" OC. STUD WITH 2 #12 TEK SCREWS.

3 5/8" X 20 GA. STEEL STUDS AT 16" OC. BY 10'-0" IN HT.

3 5/8" X 1 5/8" X 18 GAGE JAMB STUD ATTACHED TO THE 6" BOXED HEADER ABOVE WITH 2 #12 TEK SCREWS EA. SIDE. (FLANGES SHALL CAP ACROSS BOXED HEADER)

Q FRAMING SECTION

1" = 1'-0"

ARCHED WALLS


INITIALS
GOV'T
LESSOR


3 5/8"
12"
3 5/8"
3 5/8" X 20 GA. FULL HT. WALL
JAMB STUDS: 3 5/8" X 18 GA. STEEL STUDS FULL HT. (9'-5") TO BOTTOM OF BOXED HDR. OUTSIDE FLANGES SHALL BE ATTACHED TO BOXED HDR. ABOVE
3 5/8" X 20GA. STEEL STUDS AT 16" OC. BY 10'-0" IN HT.
6" CONTINUOUS BOXED HEADER
12"
6'-8" +/-
12"
3 5/8" X 20 GA.
FRAMING PLAN VIEW
P
1/2" = 1'-0"
Q
ATTACH VALANCE TO 6" BOXED HEADER AT EVERY VERTICAL STUD W/2 #12 TEK SCREWS
3 5/8" X 1 5/8" X 20 GA. STEEL STUD ARCHED VALANCE HEADER
6" BOXED HDR BEYOND
36"
2'-5 15/32
2'-1 7/16"
24"
2'-1 7/16"
2'-5 15/32
36"
CROWN-MOLDING
8'-0" (CENTER OF ARCH.)
10'-0"
7'-0"
3 5/8" X 1 5/8" X 18 GA. JAMB STUDS ATTACHED TO THE 6" HIGH BOXED HEADER ABOVE

INITIALS

GOV'T	LESSOR
WM	[illegible]

Custom Mats

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Custom Mats | Link Mat Specials | Industrial Runners | Custom Mat Prices

More Custom Mats

Quick Finder

Mats are available in any size, with a choice of 14 colors and your custom design. Send us your suggestion for a layout, which may include lettering, emblem insignia. We will return to you a computer-generated colored sketch, FREE. Visualize and inspect your layout on a scaled replica of a Luxo-Link Mat. With the customized sketch, you will receive a firm quotation and a sample of the 14 colored vinyl links used in fabrication.

Ordering directly from the manufacturer insures the lowest price, speedy delivery and prompt customer service.



6' x 8'

62

INITIALS

UNITED STATES MARINE CORPS
COMPUTER AND TELECOMMUNICATIONS ACTIVITY

5' x 6'

WLIO-TV

6' x 6'6"

INDIAN KNOLL SCHOOL
TIMBER WOLVES

6' x 6'

NAVAL RESERVE CENTER
PORTLAND, MAINE

7' x 7'

UNITED STATES PENITENTIARY
DEPARTMENT OF JUSTICE
FEDERAL BUREAU OF PRISONS
ATLANTA, GA

6' x 6'

SMALL WONDERS
A GREAT BEGINNING

6' x 6'


VISA

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MasterCard

INITIALS
GOVT | OFFEROR

4/30/02

Home Page

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Custom Mats | Link Mat Specials | Industrial Runners

Quick Finder

VINYL LINK CUSTOM MATS & INDUSTRIAL RUNNERS

Available in 14 Colors



Black

Personalized, Custom Manufactured Vinyl Entrance Mats provide an attractive first impression that lasts. Here is a unique way to beautify an entrance, greet customers with a quality impression by adding beauty at your door, reducing dirt and wear on floors and promoting safety underfoot.

Promote your image or school spirit and help reduce dirt and wear on lobby and foyer floors!

Ordering directly from the manufacturer insures the lowest price, speedy delivery and prompt customer service. Mats are available in any size, with a choice of 14 colors and your custom design.

Over the years B.F. Hurley Mat Company has incorporated nearly every mascot imaginable into mats for schools and colleges. Mats are available in any size, offering color harmony to match your school colors and are custom designed to include lettering, insignia and emblems.

Send us your suggestion for a layout, which may include lettering, emblem, insignia, logo or mascot. We will return to you a computer-generated colored sketch, FREE.

Visualize and inspect your layout on a scaled replica of a Luxo-Link Mat. With the customized sketch, you will receive a firm quotation and a sample of the 14 colored vinyl links used in fabrication. Size (square footage) is the only determinant in pricing, with quantity discounts.

There are NO EXTRA CHARGES for lettering, designs, choice of colors or shipping.

VISIT OUR PRODUCT PAGES:

INITIALS

LESSEE	LESSOR
[signature]	[signature]



Link Mat Lettering Special

Industrial Runners

CALL FOR A PHONE QUOTE. WE WILL PROVIDE A FIRM DELIVERED PRICE IN SECONDS!
(800) 274-6287

Visa or MasterCard accepted.


SOCIAL SECURITY
USA
ADMINISTRATION
IRONTON, OH


SOCIAL SECURITY
USA
ADMINISTRATION
COLUMBUS, MS

INITIALS
GOV'T


UHP
CODE 94050
MODEL 5044BZ
Bronze Finish
the
LOOK-OUT
by Ultra
NEW!
WIDE ANGLE
PROJECTION DOOR VIEWER
Ideal for Senior Citizens or the Visually Impaired
• With High Quality Optical Lens
• Fits All Doors Wood or Metal from 1¾" to 2" Thick
• Installs with a Single 1¾" Hole
• the Look-Out Allows One-Way Viewing Inside, Outside Unable to See In
• the Look-Out Design Enables You to See Outside while Standing Away from the Door
• Available in Three Colors to Complement Your Door
Take a Look NOW! & See What We Mean
Large 2" Projection Screen on Inside of Door
Ultra Hardware Products

INITIALS

SSA INTELLIGENT WORKSTATION/LOCAL AREA NETWORK (IWS/LAN) REQUIREMENTS FOR SITE PREPARATION IN FIELD OFFICES

PART 1 – GENERAL

1.1 BACKGROUND

The Social Security Administration maintains a network of computer systems equipment in its offices Nationwide to process information in managing the Federal program for which it has primary responsibility. This document provides general guidelines for preparing sites, electrically, to house SSA offices and the computer systems they require, and it sets out minimum power and data distribution requirements for the installation of SSA systems.

The Agency has an electrical design program in place to provide detailed drawings and specifications for the construction of individual sites. This document is intended for use by interested parties to plan ahead for the requirements of the detailed designs when they are received. In the event that the detailed construction documents are not available in time for incorporation into the construction process, this document will provide necessary guidance for design and construction.

1.2 SYSTEM CONFIGURATION

Each office must contain a securable space to house the central network control equipment. In Field Offices this is a locked Data Communications Room (DCR). The DCR contains one or more equipment racks with the servers, routers, data switches, and other miscellaneous equipment needed to manage the network. This room also houses the voice communications equipment and connections to the SSA wide area network.

In large or multi-story Field Offices where two or more telecommunications closets are necessary, the switches are installed in the closets, and fiber optic cable is use to interconnect the closets with each other and the DCR.

Workstations, printers, scanners, copiers, IP telephones, and miscellaneous other computer systems equipment comprise the remainder of the network equipment used in SSA offices. This equipment is employed at individual employees' furniture workstations and various other locations around the office.

1.3 DATA DISTRIBUTION REQUIREMENTS

Data distribution requirements are determined by the Federal Telecommunications Recommendations (FTR) as set forth by the National Communications System (NCR). Note that FTR 1090-1997, Commercial

Building Telecommunications Cabling Standard, incorporates TIA/EIA 568, Revision B, in its entirety.

The contractor shall be responsible for providing a minimum Category 6 (as defined by the TIA/EIA 568 Standard) compliant data channel from the patch panel in the DCR to the furniture or wall faceplate. All connections outside of these points (patch cables, PC adapter cables, etc.) are the responsibility of others. The contractor shall certify compliance by testing and the results compared to the TIA/EIA 568 standard and requirements set forth in this document for the appropriate cable type.

1.4 POWER DISTRIBUTION REQUIREMENTS

All power distribution shall be installed in compliance with the latest version of the National Electric Code as publish by the NFPA, and this document. All power for the DCR and the computer system workstations shall be provided from an IG-type distribution panel located in the DCR.

1.5 MECHANICAL REQUIREMENTS

The DCR shall be provided with mechanical equipment to maintain a temperature between 68 degrees and 78 degrees Fahrenheit. The HVAC system must be capable of maintaining $\pm$ 2 degrees F. of the thermostat setting. This condition must be maintained 24 hours a day, 7 days a week. HVAC shall be thermostatically controlled within the room and be independent of the "house" system. The equipment located in the DCR will be operational 24 hours a day, 7 days a week. Window-unit type air conditioners are not acceptable.

1.6 ABBREVIATIONS AND DEFINITION OF TERMS

DCR – Data Communications Room
EIA – Electronics Industry Association
FIPS PUB 94 - Federal Information Processing Standard, Publication 94
IG – Isolated Ground
NFPA – National Fire Protection Association
NEC – National Electric Code
STP-- Shielded, twisted pair cable generally meaning IBM Type 1 or Type 1A
TIA -- Telecommunications Industry Association
UTP -- Unshielded twisted pair cable

Branch Circuit- A branch circuit is an electrical circuit between a breaker in the panel board and receptacles or devices on the floor.

Feeder Circuit- A feeder circuit is an electric circuit between the service equipment, such as a distribution board or a switch board, and a panel board.

INITIALS
GOV'T | LESSOR

Isolated Ground- In a branch circuit it is a separate, insulated grounding wire run with the circuit conductors from an isolated grounding-type receptacle (usually orange in color) to the panelboard. It is connected to a separated insulated ground bus which is in turn connected by an insulated wire to the main building service ground, without connection to the conduit, electrical boxes, or neutral bus. This grounding conductor may pass through one or more panelboards without any connection to the panelboard grounding terminal. An IG should not run to an isolated earth grounding electrode or a water pipe.

Main Building Service Ground- The point at the electrical service entrance where the neutral of the incoming service or neutral of the service transformer is bonded to the service equipment ground.

Power, General Purpose- General Purpose circuits provide power for all tenant-use equipment not fed from IG circuits. These circuits shall not originate from any IG panels.

Provide- The contractor shall furnish and install.

Systems Furniture Feed- An 8-wire 208Y/120 volt pigtail is used for the systems furniture feed. This wiring harness contains one IG circuit and two general purpose circuits. Each IG circuit will have one phase conductor, one neutral conductor, and one IG conductor. Each general purpose circuit will have one phase conductor, one neutral conductor, and one equipment grounding conductor.

1.7 REFERENCES

Conformance to the latest revision of the following is required under this specification.

A. FCC Regulations:

1. Part 15- Radio Frequency Devices& Radiation Limits

2. Part 68- Connection of Terminal Equipment to the Telephone Network

B. FIPS PUB 94 - Federal Information Processing Standard 94, See FTR

C. FTR 1090-1997 - The National Communication System is now responsible for issuing and maintaining information relating to the Federal Government's communications standards. FIPS PUBs have been superceded by a system of Federal Telecommunications Recommendations. Specifically, FTR 1090-1997, Commercial Building Telecommunications Cabling Standard, outlines requirements for the installation of structured cabling systems in Federal buildings.

D. NEC - The National Electric Code (NEC) is published by the National Fire Protection Association (NFPA) and is part of most building codes. Compliance with the latest edition of this code is mandatory for electrical installation to safeguard persons and property from hazards arising from the use of electricity. Some local building codes may also have additional requirements.

E. National, State, Local and any other binding building and fire codes.

F. TIA/EIA 568 – Commercial Building Telecommunications Cabling Standard

G. TIA/EIA 569 - Commercial Building Standard for Telecommunications Pathways and Spaces.

H. TIA/EIA 606 - Administration Standard for the Telecommunications Infrastructure of Commercial Buildings.

I. Underwriter's Laboratories (UL): Applicable listing and ratings.

PART 2 – PRODUCTS

2.1 POWER

A. General

1. Provide products, for which quantities of two or more are to be furnished, from the same manufacturer and of the same product or model series.

2. Provide product components designed to be used together and which are physically and electrically compatible. Where component products are added to existing assemblies, provide products that electrically match existing (e.g., provide circuit breakers added to existing panelboards with voltage, AIC rating, and mounting style to match existing).

3. Provide products that do not contain any amounts of polychlorinated biphenyl (PCB) compounds.

4. Provide products that do not contain any amounts of asbestos.

B. Isolated Ground Panelboard

Provide isolated ground panelboard (to be identified as RP-G) with the following features:

1. 208Y/120 volt, 3-phase, 4-wire with fully rated neutral bus and separate copper equipment grounding and isolated grounding bus bars with a minimum capacity of 30 poles.

2. Minimum short-circuit rating of 10,000 RMS amperes.

3. Main circuit breaker, minimum ampacity equal to 125 percent of the total connected load as called for in this package plus an additional 40 percent of the connected load. This will provide a 20 percent spare capacity and a 20 percent growth factor.

4. Bolt-on type, 20 ampere, molded-case branch circuit breakers. Provide the required number of breakers plus 20 percent spare breakers.

5. Typed circuit directory card matching the installed circuit layout.

C. Isolated Ground Panelboard Surge Suppressors

1. Provide surge suppressors with field-replaceable modules and the following features and accessories:

   a. Fuses, rated at 200-kA interrupting capacity.
   b. Fabrication using bolted compression lugs for internal wiring.
   c. Single suppression circuits.
   d. Replaceable modules.
   e. MOV technology with single MOV for each suppression module. Fuse each phase of the surge current diversion module with 200k AIC surge rated fuses.
   f. Red and green LED indicator lights for power and protection status.
   g. Audible alarm, with silencing switch, to indicate when protection has failed.
   h. One set of dry contacts rated at 5 Amps and 250-V AC, for remote monitoring of protection status.
   i. Surge-event operations counter.

2. Peak Single-Impulse Surge Current Rating (kA): 200 per phase, 100 per mode. Designed to withstand a maximum continuous operating voltage (MCOV) of not less than 115% of nominal RMS voltage.

3. Minimum EMI/RFI filtering of minus 50 dB at 100kHz.

4. Minimum 3,500 Impulses of repetitive surge current capacities per mode utilizing 1.2 x 50 micro-second 20 KV open circuit voltage, 8 x 20 micro-second 10 KA short circuit current Category C3 bi-wave at one minute intervals without suffering performance degradation or more than 10% deviation of clamping voltage at a the rated surge current capacity.

5. Protection modes for grounded wye circuits with voltages of 480Y/277, 208Y/120; 3-phase, 4-wire circuits, shall be as follows:

   a. UL 1449 Second Edition Listed and Recognized Component Suppression Voltage Ratings shall not exceed the following:

Voltage	L-N	L-G	N-G
208Y/120	400	400	400
480Y/277	800	800	800

   b. The ANSI/IEEE C62.41 – 1991 Category B3 let through voltage shall not exceed the following:

Voltage	L-N	L-G	N-G
208Y/120	520	520	520
480Y/277	1300	1300	1300

6. Protection modes and UL 1449 clamping voltage for 240/120 V, single-phase, 3-wire circuits, shall be as follows:

   a. Line to Neutral: 500 V.
   b. Line to Ground: 500 V.
   c. Neutral to Ground: 500 V.

7. Protection modes and UL 1449 clamping voltage for 240/120 V, 3-phase, 4-wire circuits, with high leg shall be as follows:

   a. Line to Neutral: 500 V, 800 V from high leg.
   b. Line to Ground: 500 V, 800 V from high leg.
   c. Neutral to Ground: 500 V.

8. Protection modes and UL 1449 clamping voltage for 240V and 480V, 3-phase, 3-wire, delta circuits shall be as follows:

	480V	240V
Line to Ground:	1200	800

9. Minimum EMI-RFI Noise Rejection over the rated frequency range for single unit (multiple unit) installation(s):

   a. 34 dB (51dB) 100 KHz
   b. 51 dB (94dB) 1 MHz
   c. 54 dB (114dB) 10 MHz
   d. 48 dB (120dB) 100 MHz

INITIALS
GOV'T | LESSOR

10. Integral test port for off-line diagnostic testing of the unit's suppression filter system.

D. General-Purpose Panelboard

Provide general-purpose panelboard (to be identified as RP-A) with the following features:

1. 208Y/120 volt, 3-phase, 4-wire with fully rated neutral bus and copper equipment grounding busbar.

2. Minimum short-circuit rating of 10,000 RMS amperes.

3. Main circuit breaker, minimum ampacity equal to the total load as called for in this package and shown on the approved floor plans, plus 20 percent spare capacity, sized per NEC requirements.

4. Bolt on type, 20 ampere, molded-case branch circuit breakers. Provide 20 percent spare breakers.

5. Typed circuit directory card matching the installed circuit layout.

E. Branch Circuits

1. Provide isolated ground (IG) duplex receptacles, orange colored, NEMA 5-20R, Hubbell IG 5362, Arrow Hart IG 5362, or equal.

2. Provide general-purpose duplex receptacles, NEMA 5-20R, Hubbell, Arrow Hart, or equal.

3. Provide building wire, THHN/THWN insulation, solid or stranded copper wire for No. 10 AWG and smaller; stranded copper wire for sizes No. 8 AWG and larger. Provide minimum size of No. 12 AWG.

4. Provide compression-type fittings for all conduit unions.

5. Type MC cable is allowed only if the cable contains ALL the conductors mentioned above. SSA DOES NOT CONSIDER ANY CONDUIT OR SHEATH A SUITABLE ISOLATED OR EQUIPMENT GROUNDING PATH.

2.2 DATA

A. General

1. Provide a continuous single cable, homogeneous in nature for every cable run. Splices are not permitted.

B. Manufacturers

Manufacturers are shown below as an indication of acceptable product quality. "Or equal" substitutes will be considered upon submission.

1. AMP, Belden, Berk-Tek, Chatsworth, Fibertron, JDI, Leveton, Lucent Technology, Mohawk, Nordx/CDT, Ortronics, Panduit, Suttle, The Siemon Company.

C. Distribution Racks

Modular steel units designed for telecommunications terminal support and coordinated with dimensions of units to be supported.

1. Wall-Mounting: Aluminum, hinged wall bracket with provisions for power strip mounting.
2. Floor-Mounting: Steel, freestanding, modular, with vertical and horizontal cable management channels, top and bottom cable troughs, and grounding lug.

D. Cable

1. Provide Intrabuilding backbone fiber optic cable meeting the following requirements:
   a. Provide 6-strand or 12-strand multimode plenum cable as required by the project.
   b. Provide cable suitable for indoor installations, in a plenum environment.
   c. The fiber optic cable shall have the following rated tensile load: 150-lb. maximum rated load.
   d. Color code fiber strands within each sheath to allow identification of each fiber (ANSI/ICEA Publication S-80-576, and EIA-230).
   e. Do not use materials in fiber optic cable that contain hydrogen in quantities that will increase light attenuation.
   f. Passive fiber optic physical equipment and apparatus used in interconnecting and cross-connecting fiber optic cables shall possess a minimum fire resistant rating of UL94V-1.

g. Provide flame-retardant, low-smoke polyvinyl chloride (LS-PVC) jacketed cable sheath colored orange, NEC OFNP rated, and UL listed AS UL-OFNP/FT6.

h. Provide multimode fibers with a minimum bandwidth of 500/500 MHz/km at the 850 and 1300 nm wavelengths.

i. Provide multimode fibers with a maximum attenuation of 3.5/1.0 dB/km at the 850 and 1300 nm wavelengths.

j. Comply with TIA/EIA-568, latest revision performance requirements.

2. Provide horizontal minimum Category 6 unshielded twisted pair (UTP) cable meeting the following requirements:

a. Provide cable suitable for indoor installation.

b. Provide cable with 4 twisted pairs of insulated copper conductors per cable, 24 AWG solid copper, fully insulated with retardant low-smoke thermoplastic material, plenum NEC CMP rated, and UL listed as such.

c. Color code twisted pairs individually, within color coded bundles, to industry standards (ANSI/ICEA Publication S-80-576, and EIA-230).

d. Comply with appropriate TIA/EIA-568 performance requirements.

E. Patch Panels

1. Backbone Cabling Multimode Fiber Optic Patch Panels

a. Provide fully assembled rack mounted enclosed housing for protecting, storing and organizing the termination of the fiber optic cable including mounting components, and accessories such as connector panels, labels, etc. for a complete installation. Provide patch panel with an integrated patching facility.

b. Provide panel with the following characteristics:

Strain relief and support of the specified cables.

Slack storage facilities for fiber slack.

Capacity to accommodate all required fiber terminations plus 20 percent spare, but a minimum of 24 ports.

Patch cord management.

2. Horizontal Cabling Patch Panel (DCR Rooms)

a. One-piece steel construction, modular or punch-down type, suitable for rack mounting, with factory-applied black baked enamel finish, with devices, junction fittings and other matching accessories as required for a complete Category 6 system and per UL 5.

F. Connectors

1. Fiber- Backbone cabling multimode fiber optic connectors shall be type MTRJ or LC as determined by SSA.

2. Copper- Category 6, 8-pin modular connectors, T568-A wired.

G. Cable Management and Support

1. Wire Mesh Cable Tray

a. Provide welded steel wire mesh cable tray with a 50-mm (2-inch) by 100-mm (4-inch) mesh size and a minimum wire diameter of 0.197-inches.

b. Provide cable tray dimensions of 50-mm (2-inches) usable load depth by 300-mm (12-inches) wide.

c. Construct units with rounded edges and smooth surfaces, hot-dipped galvanized after fabrication.

d. Provide connector assemblies, clamp assemblies, connector plates, etc as needed for a complete installation.

2. J-Hook Cable Support System

a. Provide J-hooks rated to support Category 6 cable and optical fiber cable, mounted 1500-mm (5-feet) on-center for support of horizontal cabling. Do not exceed 40 percent fill ratio.

b. Provide J-hooks with galvanized steel construction and 90 degree rolled safety edges.

c. Provide latched retainers to contain cables within the hook area.

d. Provide J-hooks with a static load capacity of 30 pounds per hook and fastener hole that accepts 6-mm (1/4-inch) bolts.

H. Innerduct and Accessories

1. Suitable for installation in plenum areas, with a 40-mm (1-1/2-inch) nominal inner diameter.

2. Provide corrugated innerduct with a polyethylene pull rope (minimum pull tension rating of 1,200 lb) pre-installed for the installation of cable.

3. Provide each innerduct continuous and uniquely colored for identification.

I. Labels

1. Backbone Cables

a. Provide self-laminating adhesive labels, machine printable with a laser printer suitable for cable diameters installed.

b. Printable Area: 50-mm (2-inches) by 12-mm (1/2-inch).

c. Color: White

2. Horizontal Cables

a. Provide self-laminating adhesive labels, machine printable with a laser printer suitable for cable diameters installed.

b. Printable Area: 50-mm (2-inch) by 12-mm (1/2-inch).

c. Color: White

3. Faceplates

a. Provide faceplate labels for all outlet faceplates, machine printable with a laser printer.

b. Color: White

4. Outlets and Patch Panel

a. Provide labels for data cable termination locations, machine printable with a laser printer.

b. Color: White

J. Miscellaneous Components

1. Velcro Cable Ties

a. Provide Velcro cable ties, 18-mm (¾-inch) wide with a minimum 50-mm (2-inch) overlap.

PART 3 – EXECUTION

3.1 Electric Power Installation- General

A. Install electrical equipment and accessories in accordance with the National Electrical Code and all local codes and ordinances.

B. Install branch circuiting in electrical metallic tubing (EMT), minimum size 3/4" with compression fittings. Install no more than three general purpose power homeruns per conduit. Note: The number of conductors needed for IG circuits requires a minimum 1" conduit for 3 circuits.

C. Install wiring for power feeders, branch circuits and communications systems in separate raceways unless otherwise indicated. Do not install isolated ground and non-isolated ground circuits in the same conduit.

D. For non-isolated ground circuits provide one equipment ground wire per conduit run.

E. For isolated ground circuits provide one neutral and one isolated ground wire for each circuit. In addition, provide one equipment ground wire per conduit run.

F. Metal-clad cable, Type MC, may be installed recessed in walls if all neutral wires, isolated ground wires and equipment ground wires as listed above are contained in the cable.

G. Provide color coding on 208Y/120 volt feeders and branch circuits as follows:

- Phase A - black
- Phase B - red
- Phase C - blue
- Neutral - white (Provide white with a color trace for neutral wires originating from the isolated ground panelboard.)
- Ground - green
- Isolated Ground - Green with yellow trace. Solid green wire with yellow tape at splice/termination points is not acceptable.

H. Provide color coding on 480Y/277 volt feeders and branch circuits as follows:

- Phase A - brown
- Phase B - orange

- Phase C - yellow
- Neutral - white
- Ground - green

I. NECA Compliance

1. Install products in accordance with NECA's Standard of Installation unless otherwise specified or indicated.

J. Wet, Damp, or Dry Location Work

1. Provide products as appropriate for wet, damp, or dry locations as defined by NFPA 70.

K. Manufacturer Installation Instructions

1. Install equipment in accordance with the manufacturer's installation instructions and recommendations.

L. Fire and Smoke Barrier Penetrations

1. Drill wall and floor openings for penetrations as needed.

2. Install raceways and electrical equipment, which penetrate fire-rated or smoke barrier surfaces, in a manner which maintains the surface rating or barrier intent.

M. Field Painting

1. In a manner satisfactory to the Contracting Officer, touch-up or refinish factory-applied paints or finishes which are chipped, defaced, scratched, or in any other way disturbed due to handling, installation, or general construction work.

3.2 Isolated Ground Power

A. Install the IG panelboard, RP-G, in SSA-controled space. If the panelboard is located in the DCR room, do not locate the panelboard in the zone identified for the LAN rack. Do not locate other non-IG panelboards in the DCR Room.

B. Provide a power feeder to the IG panelboard consisting of three phase conductors, one full-size neutral, one equipment ground (minimum No. 6 AWG) and one isolated ground conductor (minimum No. 6 AWG).

C. The isolated ground conductor feeding RP-G must originate from either the building service ground or the neutral/ground bond of the local 208Y/120 volt

transformer feeding RP-G and it must be run inside the feeder conduit. Provide one continuous isolated ground conductor from point of origin to RP-G.

D. Provide isolated ground branch circuiting to isolated ground (IG) duplex receptacles in systems furniture workstations. Connect a maximum of four (IG) duplex receptacles per 20-amp circuit. Provide an isolated ground (IG) duplex receptacle and isolated ground branch circuiting for each computer workstation not associated with systems furniture. The approved floor plan will show the location and number of workstations.

E. Provide three (3) IG duplex receptacles, and isolated ground branch circuiting for each DCR room LAN rack shown on the approved floor plan. Connect both receptacles to the same phase but on separate dedicated circuits.

F. All the receptacles for the computer equipment shall be isolated ground (IG) type and shall meet requirements of NEC 250-74 Exception No. 4.

G. Adhere to the following for maximum number of isolated ground receptacles per circuit and connection criteria. Maximum load per circuit is 16 amps.

EQUIPMENT	LOAD (Amps)	MAXIMUM PER CIRCUIT	ALLOWABLE CONNECTION CRITERIA
Workstation	2.0	4	Only with other workstations
Laser Printer	7.8	2	Only with other printers
Digital Copier	12.0	1	Dedicated Circuit
LAN Rack	4	0.5	Two dedicated circuits on the same phase

H. Label each isolated ground receptacle with the panel designation and circuit breaker number it is connected to (e.g. "G-14"). Place typed, self-adhesive label on receptacle faceplate. Handwritten labels are not acceptable. Identify each breaker at the panel and the devices it serves on the circuit directory.

3.3 General Purpose Power

A. Install the general-purpose panelboard, RP-A, within SSA controlled space preferably in the electrical closet serving the floor SSA occupies.

B. Connect general purpose furniture receptacles to panel RP-A. Provide two circuits of different phases to each workstation telepower pole and connect the number "1" or "a" general purpose receptacles to one phase and the number "2" or "b" receptacles to the other. Connect not more than 10 receptacles per circuit. The same circuits may be used to serve multiple workstation groupings if the maximum number of receptacles per circuit is not exceeded.

C. Provide additional non-furniture general-purpose electrical circuits and install receptacles as shown on the approved floor plan.

D. Other building general purpose receptacles, mechanical loads and lighting may be connected to RP-A.

3.4 Data Installation

A. General

1. Install work in a neat, high quality manner and conform to applicable federal, state and local codes.

2. Repair or replace work completed by others that is defaced or destroyed.

3. Install cables in a manner to protect the cable from physical interference or damage.

4. Do not exceed manufacturer's minimum allowance for bend radius of the cable.

5. Do not exceed manufacturer's maximum allowance for pulling tension on cable.

6. Ground all racks to the equipment ground bus in the IG panelboard with a #6 AWG grounding conductor and other such components per manufacturers' requirements.

B. Installation

1. Backbone Fiber Optic Cable

a. Install cables without kinks, twists, or impact damage to the sheath

b. Install cables continuous and with sheath continuity.

c. Do not use oil, grease, or similar substances to facilitate the pulling of cable. Use a UL approved cable pulling compound.

d. When not in innerduct, properly route cable and fasten to a cable support device, such as cable runway vertically mounted on the wall.

e. Install cables in innerduct on the vertical cable ladder when rising through the DCR room. Provide cable ties 600-mm (24-inches) on-center to support the innerduct.

f. Route cable through destination DCR room on cable tray to the fiber optic patch panel. Route cables inside the cable tray wherever possible, unless otherwise approved by the Engineer or Contracting Officer in writing prior to installation.

g. Provide strain relief at the patch panels for cables, per the manufacturer's instructions.

h. Provide fully assembled fiber optic patch panel in the cross-connect field, as indicated.

i. Provide accessories required for each shelf, including connector panels and adapters.

j. Terminate fiber strands at both ends with MTRJ connectors.

k. Replace fibers and terminations damaged during installation.

l. Terminate multimode strands with multimode connectors.

m. Provide the accessories and consumables required for the complete termination of fibers.

2. Horizontal Cable

a. Support station cables exiting the DCR room 1500-mm (5-feet) on-center using J-hook cable hangers.

b. Do not exceed 90 meters (300-feet) in length from the termination at the user's faceplate to the termination at the DCR room.

c. Provide a minimum of 150-mm (six-inches) of slack sheathed cable behind each station outlet faceplate. Coil the slack cable inside the junction box or raceway as per the cabling manufacturer's installation standards.

d. Route cables in vertical cable tray in DCR room.

e. Route cables a minimum of 150-mm (6-inches) away from power sources to reduce interference from EMI.

f. Install cables with sufficient bending radius so as not to break or kink, shear or damage binders, or to interfere with transmission in any way.

g. Neatly dress and organize cables in the cable tray. Bundle cables sequentially into groups of 12. Wrap every 600-mm (24-inches) with Velcro cable ties as required. Do not tightly bundle cables together. Fasten cable to cable tray via Velcro-type straps.

h. Route cable homeruns, parallel and perpendicular to building structure allowing for bending radius, and along corridors for ease of access. Do not route cables through an adjacent space if a corridor borders at least one wall of the room.

i. Route data cables from cable tray into the LAN rack and terminate with specified jack into patch panel. Do not support cables to the outside of the cable tray.

j. Provide permanent machine generated labels on each end of the cable no more than 100-mm (4-inches) from the edge of the cable jacket.

k. Terminate cables with Category 6 modular connectors and T568-A pin-pair assignment.

3. Patch Panels

a. Install Category 6 patch panels into LAN rack as indicated.

b. Coordinate with SSA for mounting requirements and install according to the manufacturer's instructions.

c. Terminate data cable in accordance to manufacturer's instructions and TIA/EIA-568, latest revision, standard installation practices.

4. Outlets and Connectors

a. Provide station outlets with connectors.

b. Provide permanent machine generated clear laminated labels on the front of each faceplate or surface box.

5. Installation of Cable Tray

a. Install cable tray as indicated; in accordance with recognized industry practices, to ensure that the cable tray equipment complies with requirements of NEC, and applicable portions of NFPA 70B and NECA's

"Standards of Installation" pertaining to general electrical installation practices.

b. Coordinate installation with other work as necessary to properly interface with other work.

c. Provide sufficient space around cable tray to permit access for installing and maintaining cables.

C. Records

1. Labeling

a. Label the communication system components in conformance with TIA/EIA-606 Administration Standards, including, but are not limited to, the following:

Cables (both ends)

Innerduct (both ends).

b. Permanently mark cable ends with machine-generated or stenciled (not handwritten) wrap-around labels with a self-laminating feature.

c. Permanently mark components, such as racks and patch panels, with machine-generated labels.

2. Records

a. Conform to TIA/EIA-606 Administration Standards containing as a minimum, the information as outlined in Table 4.7-1 of TIA/EIA-606.

D. Project Close-Out

1. Submit as-built drawings to prior to final acceptance of system.

a. Scaled floor plans of DCR rooms showing exact placement of LAN racks and termination hardware.

b. Scaled floor & overhead plans of DCR Rooms showing exact placement of all overhead cable support routes.

c. Installation details.

d. Provide data disks of each of the final as-built drawings prepared using AutoCAD software, fully representing actual installed conditions.

2. Test results.

   a. Provide one copy of written and electronic test result documentation.

E. Certification

Provide the Contracting Officer and SSA Office Manager with a written form of acceptance for signature. All corrections must be completed before acceptance is given.


JUNCTION BOX IN CEILING CAVITY
POWER CONDUCTOR SPLICE (TYP.)
POWER WHIP (BY FC)
TELEPOWER POLE (BY FC)
VOICE/DATA SECTION OF TELEPOWER POLE
NO. 1 GENERAL PURPOSE RECEPTACLES (TYP.)
INSULATED GROUND WIRE RUNNING IN FURNITURE BASE (BY FC)
ENCLOSURE GROUNDING BY FC (TYP.)
WHITE W/ BLACK LETTERING
POWER SECTION OF TELEPOWER POLE
MODULAR FURNITURE PANEL POWER FEED
WHITE W/ RED LETTERS
GREEN W/ YELLOW STRIPE
MODULAR FURNITURE PANEL (BY FC)
OUTLETS PROVIDED BY FC
NO. 3 ISOLATED GROUND RECEPTACLE (TYP.)
NO. 2 GENERAL PURPOSE RECEPTACLE (TYP.)
ENCLOSURE GROUNDING WITH GROUNDING CLAMPS BY FC (TYP.)
BLACK
RED
BLUE
PINK
IG BRANCH CIRCUIT PANELBOARD WITH EQUIPMENT GROUND BUS & IG GROUND BUS
FEEDER SERVING IG PANELBOARD
NEUTRAL BUS
NEUTRAL
ISOLATED/INSULATED GROUND BUS
EQUIPMENT GROUND BUS
CONNECT EQUIPMENT GROUND TO BOX ENCLOSURE
EG
IG
H1
H2

TYPICAL RECEPTACLE WIRING DIAGRAM

NOT TO SCALE

INITIALS	
GOV'T	LESSOR


1/6 INSULATED EG IN 20MM C. TO EG BUS IN IG PANELBOARD.
FINISHED CEILING
CATEGORY 5E UTP CABLES. ORGANIZE CABLES IN GROUPS OF 12. REFER TO CABLE LABEL SCHEDULE FOR ACTUAL QUANTITY.
WIRE MESH CABLE TRAY
SECURE CABLES TO CABLE TRAY WITH VELCRO-TYPE STRAPS AT 600MM (24") ON CENTER. (TYP.)
1/6 INSULATED EQUIPMENT GROUND WITH LUG TO LAN RACK (REFER TO DRAWING SKE2)
FINISHED FLOOR
TO PATCH PANEL IN LAN RACK.
CATEGORY 5E UTP CABLES.
FINISHED CEILING
300MM (12") WIDE WIRE MESH CABLE TRAY. SECURE TO WALL.
PATCH PANEL
CATEGORY 5E T568A MODULAR JACK.
CABLE LABEL
LAN RACK CABINET
WALL
FINISHED FLOOR

FRONT ELEVATION

SIDE ELEVATION

ADP ROOM LAN RACK DETAIL (FRONT AND SIDE ELEVATIONS)

INITIALS

GOV'T 7/1/11 LESSOR


ADJUSTABLE J-HOOKS 1500MM (5'-0") ON CENTER (TYP.). SECURE J-HOOKS TO STRUCTURE ABOVE.
CATEGORY 5E DATA CABLES. QUANTITY AS SHOWN ON PLANS. SUPPORT CABLES ON J-HOOKS AND SECURE CABLES WITH VELCRO CABLE TIES.
INSULATED BUSHING ON TOP END OF CONDUIT STUB-UP
CEILING CAVITY
TEL/POWER POLE (BY FC)
STUB-UP CABLE TRAY TO 150MM (6") ABOVE CEILING.
1/6 INSULATED EG, 20MM C. TO EG BUS IN IG PANELBOARD
EXISTING PARTITION OR WALL (TYP.)
SYSTEMS FURNITURE PARTITION (BY FC)
STUB-UP 15MM C. TO 150 MM (6") ABOVE CEILING
ADP ROOM
LAN RACK CABINET
CABLE LABEL LOCATION (TYP.)
CABLE LABEL LOCATION (TYP.)
TERMINATE CONDUIT AT 450MM (18") ABOVE FINISHED FLOOR.
DATA OUTLET WITH FACEPLATE, CATEGORY 5E 1568A JACK, AND JUNCTION BOX MOUNTED AS INDICATED
CATEGORY 5E UPT CABLES WITH 4500 MM (15'-0") OF SLACK FROM BOTTOM OF CABLE TRAY. TERMINATE WITH CATEGORY 5E 1568A MODULAR JACK. COIL EXCESS CABLE IN CABLE TRAY AND SECURE WITH VELCRO-TYPE STRAPS.
DATA OUTLET WITH FACEPLATE AND CATEGORY 5E 1568A JACK,

TYPICAL IWS/LAN CATEGORY 5E CABLE INSTALLATION

SKE 2


INITIALS

SSA STANDARDS CHEAT SHEET

TRANSFORMER CIRCUIT SIZING SCHEDULE				
TRANS. KVA	PRIMARY CIRCUIT		SECONDARY CIRCUIT	
	SWITCH FUSE OR CIRCUIT BREAKER	PRIMARY FEEDER	SWITCH FUSE OR CIRCUIT BREAKER	SECONDARY FEEDER
9	30/20 A.	20A./3W.	30/30 A.	30A./4W.
15	30/25 A.	25A./3W.	60/60 A.	60A./4W.
30	60/45 A.	45A./3W.	100/100 A.	100A./4W.
45	100/70 A.	70A./3W.	200/175 A.	175A./4W.
75	200/125 A.	125A./3W.	400/300 A.	300A./4W.
112 1/2	200/175 A.	175A./3W.	400/400 A.	400A./4W.
150	400/225 A.	225A./3W.	600/600 A.	600A./4W.
225	400/350 A.	350A./3W.	800/800 A.	800A./4W.

FEEER CIRCUIT SIZING SCHEDULE				
OVERCURRENT DEVICE RATING (AMPERES)	PRIMARY CIRCUIT		SECONDARY CIRCUIT	
	PHASE & NEUTRAL	E.G. & I.G.	3 WIRE	4 WIRE (3PH & 1N)
45-50	6	6	25	25
60	4	6	32	32
70	4	6	32	32
80-90	2	6	32	32
100	1	6	40	40
110	1	6	40	40
125	1/0	6	40	50
150	1/0	6	40	50
175	2/0	6	40	50
200	3/0	6	50	50
225	4/0	4	50	65
250	250	4	65	65
300	350	4	65	80
350	500	3	80	80
400	2-3/0	2-3	2-50	2-50
450	2-4/0	2-2	2-50	2-65
500	2-250	2-2	2-65	2-65
600	2-350	2-1	2-65	2-80
700	2-500	2-1/0	2-80	2-80
800	2-500	2-1/0	2-80	2-80


INITIALS
GOV'T
LESSOR

SSA STANDARDS CHEAT SHEET

IWS/LAN LOADS	
EQUIPMENT	VA
DP	300
DP/PC	700
FP	300
FX	600
LP	940
RACK	1440
TFC	370
WS	240
WS/VI	350
SC/SWS	400
IS	730

I.G. SERVICE CAPACITY SCHEDULE	
MAX. NO OF WORK STATIONS	IG SERVICE CAPACITY
20	60 AMP
35	100 AMP
50	150 AMP
70	200 AMP
80	225 AMP
90	250 AMP
110	300 AMP
130	350 AMP
150	400 AMP

DATA CABLE WIREWAY	
SIZE	MAXIMUM CABLE DROPS
4" SQ.	PLENUM CABLE: 36 DROPS
4" SQ.	NON- PLENUM CABLE: 25 DROPS
6" SQ.	PLENUM CABLE: 82 DROPS
6" SQ.	NON- PLENUM CABLE: 56 DROPS
8" SQ.	NEXT SIZE UP

SSA CIRCUIT SIZING SCHEDULE				
OC DEVICE	C. (1PH)	C. (3PH)	H, N	EG, IG
45-50 A	25 mm	25 mm	6	6
60 A.	32 mm	32 mm	4	6
70 A.	32 mm	32 mm	4	6
80-90 A.	32 mm	32 mm	2	6
100 A.	40 mm	40 mm	1	6
110 A.	40 mm	40 mm	1	6
125 A.	40 mm	50 mm	1/0	6
150 A.	40 mm	50 mm	1/0	6
175 A.	40 mm	50 mm	2/0	6
200 A.	50 mm	50 mm	3/0	6
225 A.	50 mm	65 mm	4/0	4
250 A.	65 mm	65 mm	250	4
300 A.	80 mm	90 mm	350	4
350 A.	80 mm	90 mm	350	3
400 A.	2-50 mm	2-50 mm	2-3/0	2-3


INITIALS
GOV'T
LESSOR

SECTION 16470
PANELBOARDS
INDEX

PART 1 - GENERAL

1.01 SUMMARY

A. Section Includes

1. Provide power distribution, lighting and receptacle panelboards, complete with overcurrent devices and accessories, as specified and indicated.

1.02 REFERENCES

A. National Electrical Manufacturers Association (NEMA)

1. AB 1 - Molded Case Circuit Breakers.

2. PB 1 - Panelboards

B. Underwriters Laboratories Inc. (UL)

1. 50 - Electrical Cabinets and Boxes.

2. 67 - Electric Panelboards.

3. 98 - Enclosed and Dead-Front Switches.

4. 489 - Molded-Case Circuit Breakers and Circuit Breaker Enclosures.

5. 869 - Electrical Service Equipment.

1.03 SUBMITTALS

A. Product Data

1. Submit manufacturer's technical product data for each type of panelboard provided.

B. Shop Drawings

1. Submit dimensioned drawings of panelboards.

PART 2 - PRODUCTS

2.01 LIGHTING AND RECEPTACLE PANELBOARDS

A. Manufacturers

1. Panelboards rated 240V max.

a. General Electric Co.: AQ

b. Siemens Energy & Automation, Inc.: CDP7

c. Square D Co.: NQOD

d. Cutler-Hammer: Pow-R-Line 1

Delete the following regarding 480/277 volt panelboards if not required by the Project. Normally, they will not be required.

2. Panelboards rated 480/277V

a. General Electric Co.: AE

b. Siemens Energy & Automation, Inc.: CDP7

c. Square D Co.: NEHB

d. Cutler-Hammer.: Pow-R-Line 3

B. General

1. Provide dead-front, safety-type, 60 hertz panelboards suitable for voltages, phases, and wires as indicated.

2. Comply with the applicable requirements of NEMA PB 1 and UL 50 and 67.

Delete the following sentence if there are not panelboards used as service entrance equipment. If a panelboard is used as service entrance equipment, do not delete the sentence below and indicate on the drawings which panel is service entrance equipment.

INITIALS
GOV'T | LESSOR

3. [Comply with the applicable requirements of UL 869 for panelboards used as service entrance equipment.]

Select short circuit rating in the following paragraph as required for the project. Delete requirement for 480/277 V panelboards if not required by the Project.

4. Provide minimum integrated equipment short circuit rating of [10,000] [22,000] [65,000] [100,000] amperes RMS symmetrical at 240 volts for 240V maximum panelboards [and [14,000] [35,000] [65,000] [100,000] amperes RMS symmetrical at 277 volts for 480/277V panelboards unless otherwise indicated.]

C. Enclosure

1. Provide code gage, galvanized sheet steel cabinet type enclosure suitable for mounting condition indicated and specified.

2. Provide panelboard front with concealed trim clamps, concealed hinges and flush stainless steel lock. Key locks alike.

3. Provide corrosion resistant primer treatment and light gray baked acrylic enamel finish on interior and exterior surfaces of front and trim, and on exterior surfaces of box for surface mounted panelboards.

4. Provide a circuit directory frame and card with a clear plastic covering on the inside of the panel front door. Provide minimum 6 mm (1/4-inch) high by 76 mm (3 inch) long space for each pole position, including spares and spaces, on the card.

Delete following sentence if column width panelboards are not required.

5. [Provide column width panelboards, when indicated, with maximum 254 mm (10-inch) wide enclosure, trough extensions, and pull box.]

D. Bus System

1. Provide copper or tin-plated aluminum bus with current ratings and main lugs or circuit breaker as indicated.

2. Provide fully-rated bus system which extends the full height of the panelboard enclosure.

3. Provide branch circuit breaker bus connections of the distributed phase sequence type.

4. Provide full ampacity, insulated neutral bus with suitable lugs for each pole position.

5. Nonlinear load application

a. Unless otherwise indicated or specified, for panelboards rated 240 volts maximum, provide insulated neutral bus rated at 200 percent full ampacity with suitable lugs for incoming main feeder and each circuit position.

6. Isolated ground

a. Provide a separate insulated, isolated ground bus and a separate equipment ground bus for panelboards indicated as isolated ground panelboards.

7. Provide copper ground bus.

E. Circuit Breakers

1. Provide circuit breakers, of size and type indicated, which comply with NEMA AB 1 and UL 489.

2. Provide bolt-on type, thermal magnetic trip, molded-case circuit breakers with common trip handle for all poles.

Delete the following sentence if not required by the Project.

3. Provide UL Class A ground fault interrupter circuit breakers as indicated.

4. Provide pole positions indicated as "spare" with circuit breakers of the number of poles and trip ampacities indicated.

5. Provide pole positions indicated as "space" with bus connections ready for insertion of circuit breakers of the number of poles and ampacities indicated.

F. Isolated Ground Panelboard Surge Suppressors

1. In isolated ground panelboards, provide integral surge suppressors, modular design with field-replaceable modules and the following features and accessories:

a. Fuses, rated at 200-kA interrupting capacity.

b. Fabrication using bolted compression lugs for internal wiring.

c. Single suppression circuits.

d. Replaceable modules.

e. Direct bus bar connections, bolted to phase buses, neutral bus, and ground bus.

INITIALS
GOVT | LESSOR

f. MOV technology with single MOV for each suppression module. Fuse each phase of the surge current diversion module with 200k AIC surge rated fuses.

g. Surge current diversion paths between each phase conductor and the neutral conductor, between each phase conductor and the ground and between the neutral conductor and ground. For delta configured systems, connect the SPD components between each phase conductor and between each phase conductor and ground.

h. Copper bus bars for the surge current path. Do not use small gauge round wire or plug-in connections in the path for surge current diversion.

i. Red and green LED indicator lights for power and protection status.

j. Audible alarm, with silencing switch, to indicate when protection has failed.

k. One set of dry contacts rated at 5Amps and 250-V AC, for remote monitoring of protection status.

l. Surge-event operations counter.

2. Peak Single-Impulse Surge Current Rating (kA): 200 per phase, 100 per mode. Designed to withstand a maximum continuous operating voltage (MCOV) of not less than 115% of nominal RMS voltage.

3. Minimum EMI/RFI filtering of minus 50 dB at 100kHz.

4. Minimum 3,500 Impulses of repetitive surge current capacities per mode utilizing 1.2 x 50 micro-second 20 KV open circuit voltage, 8 x 20 micro-second 10 KA short circuit current Category C3 bi-wave at one minute intervals without suffering performance degradation or more than 10% deviation of clamping voltage at a the rated surge current capacity.

5. Protection modes for grounded wye circuits with voltages of 480Y/277, 208Y/120; 3-phase, 4-wire circuits, shall be as follows:

a. UL 1449 Second Edition Listed and Recognized Component Suppression Voltage Ratings shall not exceed the following:

Voltage	L-N	L-G	N-G
208Y/120	400V	400V	400V
480Y/277	800V	800V	800V

b. The ANSI/IEEE C62.41 – 1991 Category B3 let through voltage shall not exceed the following:

Voltage	L-N	L-G	N-G
208Y/120	520V	520V	520V
480Y/277	1300V	1300V	1300V

6. Protection modes and UL 1449 clamping voltage for 240/120 V, single-phase, 3-wire circuits, shall be as follows:

   a. Line to Neutral: 500 V.
   b. Line to Ground: 500 V.
   c. Neutral to Ground: 500 V.

7. Protection modes and UL 1449 clamping voltage for 240/120 V, 3-phase, 4-wire circuits, with high leg shall be as follows:

   a. Line to Neutral: 500 V, 800 V from high leg.
   b. Line to Ground: 500 V, 800 V from high leg.
   c. Neutral to Ground: 500 V.

8. Protection modes and UL 1449 clamping voltage for 240V and 480V, 3-phase, 3-wire, delta circuits shall be as follows:

	480V	240V
Line to Ground:	1200V	800V

9. Minimum EMI-RFI Noise Rejection over the rated frequency range for single unit (multiple unit) installation(s):

   a. 34 dB (51dB) 100 KHz
   b. 51 dB (94dB) 1 MHz
   c. 48 dB (114dB) 10 MH
   d. 54 dB (120dB) 100 MHz

10. Integral test port for off-line diagnostic testing of the unit's suppression filter system.

PART 3 - EXECUTION

3.01 INSTALLATION

A. General

1. Mount panelboards as indicated.

2. Align, level and securely fasten panelboards to the building.

3. Install surface mounted panelboards on exterior foundation walls at least one inch from wall to permit vertical flow of air behind panelboard.

4. Connecting raceways shall not be used to support the panelboards.

5. Plug unused panelboard openings.

6. Install trim plumb and square.

7. Provide flush mounted panels with 3 spare 25 mm (1-inch) conduits stubbed and capped 305 mm (12 inches) above the finished ceiling or 305 mm (12 inches) below the bottom of structure in areas with no finished ceilings.

8. Inspect panel interior, remove foreign material and debris, and tighten all connections. Neatly arrange wiring in the gutter. Temporarily secure heavy cardboard panel to front of panelboard to protect interior from dirt or damage until permanent metal front is installed.

B. Identification

1. Provide engraved plastic laminate sign, per Section 16195, "Electrical Identification", mounted at top center of panelboard and indicating the following information:

   a. Panelboard designation (e.g., "RP-1A").

   b. Voltage, phases, wires (e.g., "208Y/120V, 3Ph, 4W").

   c. Source (e.g., "Fed from PP-A").

2. Typewrite the load fed by each circuit on the panelboard directory card.

3.02 FIELD QUALITY CONTROL

A. Field Tests

1. Operate main and branch devices to insure proper mechanical operation.

2. Verify proper connection of wire terminations.

END OF SECTION

INITIALS
GOVT | LESSOR

SECTION 16710
TELECOMMUNICATIONS CABLING
INDEX

PART 1 - GENERAL

1.01 SCOPE OF WORK

A. General

1. Provide engineering, labor, materials, apparatus, tools, equipment, and transportation as required to make a complete working telecommunication cabling system installation as specified and indicated.

2. Provide a complete telecommunications infrastructure cabling system including:

   a. Support systems in the DCR and Telecommunication Rooms,

   b. Inside plant UTP station cabling, terminations, and outlets.

   c. Cable identification tags and system labeling.

d. Conduits and boxes.

e. Telecommunication grounding system.

f. Submittals.

g. Testing.

h. As-built Documents.

i. Warranty.

B. Related Sections

1. Section 16720: Telecommunications Cable Testing.

1.02 REFERENCES

A. Conform to the following:

1. FCC Regulations:

a. Part 15 – Radio Frequency Devices & Radiation Limits

b. Part 68 – Connection of Terminal Equipment to the Telephone Network

2. National Electrical Code.

3. National, State, Local and any other binding building and fire codes.

4. Underwriter's Laboratories (UL): Applicable listing and ratings.

5. ANSI/TIA/EIA-568-A Commercial Building Telecommunications Cabling Standard.

6. ANSI/TIA/EIA-569-A Commercial Building Standard for Telecommunications Pathways and Spaces.

7. ANSI/TIA/EIA-606 Administration Standard for the Telecommunications Infrastructure of Commercial Buildings.

8. TIA/EIA-TSB67 Transmission Performance Specifications for Field Testing of Unshielded Twisted-Pair Cabling Systems.

9. TIA/EIA-526-14A Optical Power Loss Measurements of Installed Multimode Fiber Cable Plant.

10. TIA/EIA-526-7 Measurement of Optical Power Loss of Installed Singlemode Fiber Cable Plant

1.03 SYSTEM DESCRIPTION

A. General

1. The telecommunication cabling encompasses the office's communications infrastructure, and horizontal cabling systems.

B. DCR Room

1. Provide LAN equipment racks and modular patch panels in LAN rack to support the cable terminations.

C. Horizontal Distribution

1. Provide horizontal cabling from the DCR room through the ceiling space to wall mounted outlets and power poles for he modular workstations. Provide each workstation and IWS/LAN equipment with one Category 5E cable for data.

1.04 SUBMITTALS

A. Refer to Section 16010 for additional submittal requirements

B. Submit detailed drawings of the DCR room if the proposed installation layout differs from the construction documents. Minimum scale: 1/4" = 1'-0". Revised telecommunication equipment layouts must be approved prior to release of order for equipment and prior to installation.

C. Submit the following information for review and approval prior to start of construction.

1. Catalog information for all cables and connectors indicating conformance with NEC, UL, TIA/EIA listings, certifications and specifications.

2. Catalog information for all support equipment and systems, e.g. cable tray, patch panels, etc., showing proof of conformance with relevant NEC, UL, & TIA/EIA listings, certifications and specifications.

3. Catalog information for cable identification tags.

D. Submit the following information for review and approval at the completion of construction:

1. Test reports.

2. As-built drawings.

3. O & M manuals.

E. Submit the following catalog information concurrently with the Pre-Travel Work Verification Form, (refer to Section 16010, Appendix A) clearly indicating the products approved and installed.

1. Cables

2. Connectors

3. Patch panels

1.05 QUALITY ASSURANCE

A. General

1. Install complete system in a neat, high quality manner acceptable to the Contracting Officer and in conformance with applicable codes and data standards.

2. Provide new materials of current manufacturer, of highest grade, and without defects of any kind.

3. Only products and applications listed in this Division may be used on the project.

1.06 PRODUCT DELIVERY AND HANDLING

A. Delivery

1. Do not deliver telecommunication cabling system components to the site until protected space is available.

2. Replace and return damaged equipment to manufacturer at no cost to SSA.

B. Handling

1. Handle in accordance with manufacturer's written instructions.

2. Prevent component damage, breakage, denting and scoring. Do not install damaged equipment.

1.07 WARRANTY

INITIALS
GOV'T | CONTR

A. General

1. Service must be rendered within 6 hours of system failure notification. Contractor to note any deviation or improvements to this service at the time of bid.

2. Manufacturers of the major system components shall maintain a replacement parts department and provide testing equipment when needed. A complete parts department shall be located close enough to the job site area to supply replacement parts within a 6 hour period.

3. Contractor warrants that all installed hardware in their contract will be, under normal use and service, free from defects and faulty workmanship. The warranty period shall be 12 months from the date of acceptance for Category 5E Cabling Solutions. During this time, the entire system shall be kept in operating condition at no additional material or labor costs to the Owner.

4. The manufacturer warrants that all installed system components (cable, connectors, etc.) will, under normal use and service, comply with ANSI/TIA/EIA-568-A performance specifications for a period of 15 years from the date of acceptance. Any replacements required to comply shall be provided at no additional material or labor costs to the Owner regardless of the structured cabling system specified and the standard manufacturer warranty. The contractor will be held responsible for making up any deficiencies in the manufacturers warranty and may be required by the Owner to post a performance bond for the entire 15 year period in order to comply with these specifications.

PART 2 - PRODUCTS

2.01 GENERAL

A. Provide a continuous single cable, homogeneous in nature for every cable run. Splices are not permitted.

2.02 MANUFACTURERS

A. AMP, Belden, Berk-Tek, Fibertron, JDI, Leveton, Lucent Technology, Mohawk, Nordx/CDT, Ortronics, Panduit, Suttle, The Siemon Company.

2.03 CABLE

A. Horizontal Category 5E Unshielded Twisted Pair (UTP) Cable

1. Provide cable suitable for indoor installation.

2. Provide cable with 4 twisted pairs of insulated copper conductors per cable, 24 AWG solid copper, fully insulated with retardant low-smoke thermoplastic material, plenum NEC CMP rated and UL listed as such.

3. Color code twisted pairs individually, within color coded bundles, to industry standards (ANSI/ICEA Publication S-80-576, and EIA-230).

4. Comply with TIA/EIA-568-A performance requirements for Category 5E UTP cabling, and Anixter Level 6 (when used in conjunction with terminating hardware).

5. Provide cable with blue jacket.

6. Manufacturer

   a. AMP: 57825

   b. Belden Datatwist 5

   c. Berk-Tek LANmark-350 CAT5E cable

   d. Commscope Ultra II CAT5E cable

   e. Mohawk

2.04 LAN EQUIPMENT RACK

A. Provide LAN equipment rack conforming to EIA standards with the following features and characteristics:

1. 19-inch wide, 84" high, high strength aluminum construction, UL listed.

2. 19" rack mounting rails with EIA pattern.

3. Floor mounting hardware.

4. Double sided vertical cable management with removable swing-out doors.

5. Horizontal cable management, top and bottom.

2.05 PATCH PANELS

A. Horizontal Cabling Patch Panel (DCR Rooms)

INITIALS
GOV'T | LESSOR

1. One-piece steel construction, modular or punch-down type, suitable for rack mounting, with factory-applied black baked enamel finish, with devices, junction fittings and other matching accessories as required for a complete Category 5E system and per UL 5.

2.06 CONNECTORS

A. Category 5E Modular Connectors

1. 8 position modular connector, Category 5E rated, T568-A wired.

2. Manufacturer

a. AMP: SL Series, white.

b. Panduit: Mini-Jack PowerSum+ #CJ588AWH, white.

c. Or as approved.

2.07 FACEPLATES

A. Single gang with one connector.

B. Provide ivory colored faceplates for wall mounted applications.

C. Provide grey colored faceplates for furniture mounted applications.

D. Manufacturer

1. Wall Mounted: Ortronics #OR-40300549 faceplate.

Make selection in sentence below.

2. Furniture Mounted: [AMP SL Series 1375006-x furniture faceplate with OEI adapter plate.] [Leviton #49910-SG2 suitable for Herman Miller furniture].

2.08 CABLE MANAGEMENT AND SUPPORT

A. Wire Mesh Cable Tray

1. Manufacturers

a. GS Metals: Flex Tray

b. B-line: Wire Basket

INITIALS
GOV'T | CONTR

c. Cablofil: EZ Tray

2. Provide welded steel wire mesh cable tray with a 50-mm (2-inch) by 100-mm (4-inch) mesh size and a minimum wire diameter of 0.197-inches.

3. Provide cable tray dimensions of 50-mm (2-inches) usable load depth by 300-mm (12-inches) wide.

4. Construct units with rounded edges and smooth surfaces, hot-dipped galvanized after fabrication.

5. Provide connector assemblies, clamp assemblies, connector plates, etc as needed for a complete installation.

B. J-Hook Cable Support System

1. Provide J-hooks rated to support Category 5E cable and optical fiber cable, mounted 1500-mm (5-feet) on-center for support of horizontal cabling. Do not exceed 40 percent fill ratio.

2. Provide J-hooks with galvanized steel construction and 90 degree rolled safety edges.

3. Provide latched retainers to contain cables within the hook area.

4. Provide J-hooks with a static load capacity of 30 pounds per hook and fastener hole that accepts 6-mm (1/4-inch) bolts.

5. Manufacturer

a. ERICO: CADDY Cablecat

b. B-Line: Cable Hook System

2.09 LABELS

A. Horizontal Cables

1. Provide self-laminating adhesive labels, machine printable with a laser printer suitable for cable diameters installed.

2. Printable Area: 50-mm (2-inch) by 12-mm (1/2-inch).

3. Color: White.

4. Manufacturer:

INITIALS
GOV'T | LESSOR

a. Panduit #PLL-40-Y3-1, white.

B. Faceplates

1. Provide faceplate labels for all outlet faceplates, machine printable with a laser printer.

2. Color: White.

3. Manufacturer:

a. Panduit #CPPLF-5, white.

C. Outlets and Patch Panel

1. Provide labels for data cable termination locations, machine printable with a laser printer.

2. Color: white.

3. Manufacturer:

a. Panduit #PLL-22-PO-1W white.

2.10 MISCELLANEOUS COMPONENTS

A. Velcro Cable Ties

1. Provide Velcro cable ties, plenum or non-plenum rated as appropriate for the installation, in the same color as the cable to which it is being applied, 18-mm (¾-inch) with a minimum 50-mm (2-inch) overlap.

2. Manufacturers:

a. Panduit HLSP Series (Plenum rated)

b. Panduit HLS Series (Non-plenum rated).

PART 3 - EXECUTION

3.01 GENERAL

A. Install work in a neat, high quality manner and conform to applicable federal, state and local codes.

B. Repair or replace work completed by others that is defaced or destroyed.

C. Install cables in a manner to protect the cable from physical interference or damage.

D. Do not exceed manufacturer's minimum allowance for bend radius of the cable.

E. Do not exceed manufacturer's maximum allowance for pulling tension on cable.

F. Ground all racks and other such components per manufacturer's requirements.

3.02 INSTALLATION

A. Horizontal Cable

1. Support station cables exiting the DCR room at 1500-mm (5-feet) on-center using J-hook cable hangers.

2. Do not exceed 90 meters (300-feet) in length from the termination at the user's faceplate to the termination at the DCR room.

3. Enter LAN rack from the top.

4. Provide a minimum of 150-mm (six-inches) of slack sheathed cable behind each station outlet faceplate. Coil the slack cable inside the junction box or raceway as per the cabling manufacturer's installation standards.

5. Provide 3000-mm (10-feet) of slack cable in the DCR. Coil the cable in an extended loop or figure-8 in the cable tray.

6. Route cables in vertical cable tray in DCR room.

7. Route cables a minimum of 150-mm (6-inches) away from power sources to reduce interference from EMI.

8. Install cables with sufficient bending radius so as not to break or kink, shear or damage binders, or to interfere with transmission in any way.

9. Neatly dress and organize cables in the cable tray. Bundle cables sequentially into groups of 12. Wrap every 600-mm (24-inches) with Velcro cable ties. Do not tightly bundle cables together. Fasten cable to cable tray via Velcro-type straps.

10. Route cable homeruns, parallel and perpendicular to building structure allowing for bending radius, and along corridors for ease of access. Do not route cables through an adjacent space if a corridor borders at least one wall of the room.

INITIALS
GOV'T | LESSOR

11. Route data cables from cable tray into the bottom of the LAN rack cabinet and terminate with specified jack into patch panel. Do not support cables to the outside of the cable tray.

12. Provide permanent machine generated labels on each end of the cable no more than 100-mm (4-inches) from the edge of the cable jacket.

13. Terminate cables in patch panels with Category 5E modular connectors.

B. LAN Equipment Racks

1. Install rack in a secure manner per manufacturer's recommendations and as indicated.

C. Patch Panels

1. Install Category 5E patch panels into LAN equipment rack.

2. Terminate data cable in accordance to manufacturer's instructions and TIA/EIA-568A standard installation practices.

D. Outlets and Connectors

1. Provide station outlets with connectors.

2. Provide permanent machine generated clear laminated labels on the front of each faceplate or surface box.

E. Installation of Cable Tray

1. Install cable tray as indicated; in accordance with recognized industry practices, to ensure that the cable tray equipment complies with requirements of NEC, and applicable portions of NFPA 70B and NECA's "Standards of Installation" pertaining to general electrical installation practices.

2. Coordinate installation with other work as necessary to properly interface with other work.

3. Provide sufficient space around cable tray to permit access for installing and maintaining cables.

3.03 RECORDS

A. Labeling

1. Label the communication system components in conformance with TIA/EIA-606 Administration Standards, including, but are not limited to, the following:

   a. Cables (both ends)

2. Permanently mark cable ends with machine-generated or stenciled (not handwritten) wrap-around labels with a self-laminating feature.

3. Permanently mark components, such as racks and patch panels, with machine-generated labels.

B. Records

1. Conform to TIA/EIA-606 Administration Standards containing as a minimum, the information as outlined in Table 4.7-1 of TIA/EIA-606.

C. Label Format

1. Provide labels as shown on the drawings and in the Cable Labeling Schedule.

3.04 PROJECT CLOSE-OUT

A. Submit prior to final acceptance of System:

1. As-built Drawings

   a. As-built drawings including the following:

      1) Scaled 1/2"=1'-0" floor plans of DCR rooms showing exact placement of LAN racks and termination hardware.

      2) Scaled 1/2"=1'-0" floor & overhead plans of DCR Rooms showing exact placement of all overhead cable support routes.

      3) Installation details.

   b. Provide data disks of each of the final as-built drawings prepared using AutoCAD R14, fully representing actual installed conditions.

2. Test results.

   a. Provide one copy of written and electronic test result documentation in format as specified in Section 16720.

3. Manuals for testing, operation and training including:

a. 11"x17" prints of record drawings as described above.

b. Manufacturer's original catalog information sheets for each component provided under this Section.

c. Provide manuals in a white, 3-ring binder with front cover and spine clear pockets for insertion of the manual name and project information. Manual shall be indexed with individual dividers.

3.05 CERTIFICATION

A. Provide the Contracting Officer and SSA Office Manager with a written form of acceptance for signature. All corrections must be completed before acceptance is given.

END OF SECTION

INITIALS
GOV'T | LESSOR


SFO 4TX0135
(OFFICE)____

SOLICITATION FOR OFFERS
PRICE COMPONENT SCHEDULE

The tenant finish allowance shall include the costs for the following items in the quantities estimated. The tenant finish allowance shall be amortized in the rent based on the total negotiated tenant finish price.

Prices shall be provided for the following items included in the tenant finish estimate. Additional items must be specifically ordered and included on the floor plan prior to beginning alterations. Items in addition to the estimated numbers or added after the beginning of construction will be negotiated as a change order.

The price quoted shall be the price to provide, install, maintain, and repair the item unless otherwise specified. The Government shall abandon in place and the lessor waives the right to restoration unless otherwise specified. The quantities shown are for evaluation of the tenant finish estimate. Actual quantities required by the layout may vary, and the Government will pay only for the quantities actually ordered.

Deductions will be taken as a credit for the negotiated price for items not delivered but specifically required in the solicitation for offers (SFO).

No.	Item	Price	Unit
1.	Interior Subdividing Ceiling-High Partitions including painting.	$ 30.00	LF
2.	Ceiling-High Partitions, Acoustically Treated, In Accordance with the Solicitation: In accordance with the SFO, acoustical sealant shall be applied on both sides of the metal stud runner. All service boxes shall be sealed and electrical conduit plugged with acoustical sealant. Arched wall partitions required in Reception Room overeach nterview window, over the door leading into the general office area, over the entrance to the public restrooms, and over the main entrance. Crown molding required at top of each interview window privacy divider.	$ 67.00	LF
3.	Interior Door: Interior door in office subdividing partition including passage hardware, no lock.	$ 550.00	EA
4.	Door Assembly, 20 Minute, Fire-Rated and Labeled	$ 575.00	EA
5.	Building Standard Passage Hardware	$ 90.00	EA
6.	Building Standard Privacy Lockset	$ 160.00	EA
7.	Five-Pin Tumbler Cylinder Lock	$ 125.00	EA
8.	Duplex Wall Electrical Outlet, 115V 20A	$ 90.00	EA


Initials SS ; ____
Lessor Gov't

58

9. Quadruplex Electrical Outlet: 115V 20A

$ 110.00 EA

10. Isolated Ground Electrical Outlet: 115V 20A. Clean computer outlet with isolated ground (no more than 4 outlets per workstation circuit; no more than 2 outlets per printer circuit)

a. Wall Duplex $ 185.00 EA

b. Wall Quadruplex $ 200.00 EA

11a. Telephone Outlet: Includes box, stringer, faceplate, and conduit stubbed above the ceiling.

$ 60.00 EA

11b. Data Wall Outlet: Includes box, stringer, faceplate, and conduit stubbed above the ceiling.

$ 57.00 EA

12. Vinyl Wallcovering: Installed per SFO specifications.

a. 13 oz. – (Standard wall covering) $ 10.25 SF

b. 22 oz. $ 15.75 SF

Manufacturer: C&A Series: Shadow Stripe

Manufacturer: C&A Series Tanglewood

13. Carpet Tiles: Installed per SFO specifications.

$ 28.05 SQ YD

Manufacturer: C&A Series: R10-BPRS03330

Manufacturer: C&A Series Timeless BPRS 31306

14. Non-Slip Ceramic Floor Tile (minimum 12 inch square). Installed per SFO specifications.

$ 9.55 SQ FT

Manufacturer: Insignia Series: Rosso

Manufacturer: Insignia Series Verde

15. Vinyl Floor Tile: Installed per SFO specifications.

$ 2.00 SQ FT.

Manufacturer: Insignia Series: Rosso

Manufacturer: Insignia Series Verde

16. Interior Glass Windows with Installed Miniblinds: Window shall be 7/32" tempered glass, 4 feet wide X 3 feet high. Bottom of window shall be installed 42 inches from the finished floor. Estimated quantity is **one**.

$ 750.00 EA

17. Interior Glass Sidelight Window: Window shall be 7/32" tempered glass, 18" wide, floor to top of door with installed mini-blinds. Estimated quantity is **two**.

$ 685.00 EA

18. Glass Door in Metal Frame with Hardware:

a. Single $ 2000.00 EA

b. Double $ 3000.00 EA

19. Ceiling-Mounted Exhaust Fan: Appropriately sized ceiling-mounted exhaust fan for the multipurpose room, vented to the outside. Install an appropriate size duct with aluminum grill and bird screen. The fan shall be activated by a separate wall switch. Estimated quantity is **one**.

$ 625.00 EA

20. Combination Pushbutton Lock (Employee Entrance Exterior Doors): Cost of a lever-operated, pushbutton Combination lock with an interior button to activate the privacy function and with key override. An acceptable lock is Locknetics, Model 6000, or equal. Estimated quantity is **one**.

$ 650.00 EA

21. Electric Door Opener/Control Keypad: A lever-type commercial duty door handle, an electric door release (with sound rectifier) (7840 ANSI by Adams Rite, or equal), and control keypad (Door-Gard Command and Control Series, Model 232I, Internal Electronics, Inc., or Equal) for access control between the reception room and open office area (per attachments labeled "Electric Door Strike Assembly" and "Door-Gard Command and Control Series Features and Programming Guide"). Electric door release to be controlled at each reception interview window and guard workstation. Estimate quantity is one door release and **six** release buttons.

$ 1000.00 EA

22. Automatic Door Opener: Reception Room main entrance door and interior vestibule door shall receive an "Electromechanical Operator for Swinging Doors." See paragraph 10.7 of SSA special requirements. Estimated quantity is **one set**.

$ 2100.00 SET

23. Supply Room Shelving: Approximately **27** shelving units (36 inch inside dimensions) per attachment labeled "Storage Room Shelving." The units are not to be attached to the real estate and shall remain the property of the Government.

CORNER UNIT $ 575.00

STANDARD UNIT $ 410.00

LF $ 170.00

24. Multipurpose Room Counter/Sink with Food Waste Disposal & Wall Cabinets: Base and upper cabinets, sink and food waste disposal unit per attachment labeled "Multipurpose Room Counter/Sink with Food Waste Disposal & Wall Cabinets." Estimated quantity is **one unit**.

$ 2600.00 Unit

25. IVT/TV Cabinet:_Free-standing IVT/TV cabinet in the Video Conference Room per attachment labeled "IVT/TV Cabinet". Estimated quantity is **one unit**.

$ 2000.00 Unit

26. VINYL WALL COVERING/CHAIR RAIL/CERAMIC TILE UNDER RECEPTION ONLY: Washable vinyl wall covering (minimum 22 oz) and a 4 inch x 1 inch non-wooden chair rail are required on all inside walls surrounding the Reception room including the privacy divider wall partitions at each interview window. The vinyl wall covering to be above and below the chair rail. Below the reception windows and FEI interview windows, ceramic tiles are required on all walls including the privacy divider wall partitions. The bottom of the chair rail to be installed approximately 28-30 inches above the finished floor. (SSA Manager shall select vinyl wall covering, color of ceramic tile and grout).

$ 3922.00 EA

27. Chair Rail: Four-inch by one-inch non-wooden chair rail installed on interior walls of the Multipurpose, Video Teleconference, and Reception Room and front-end interviewing rooms. The bottom of the chair rail is to be installed 28-30 inches above the finished floor. Estimated quantity is 220 LF.

$ 8.80 LF

28.

$ 650.00 EA

29. Reception Room and Front-End Interviewing Windows: Interview windows to be installed in the wall between the Reception Room and front-end interviewing area and the open office space per attachment labeled "Interview Window/Counter." Estimated quantity is **twenty-three**.

$ 790.00 EA

30. Reception Room and Front-End Interviewing Area Counters (Reception Room/Front-End Interviewing Side): Counter installed under each interview window and attached to the wall on the Reception Room and front-end interviewing area side per attachment labeled "Interview Window/Counter." Estimated quantity is **twenty-three**.

$ 470.00 EA

31. Reception Room Enclosed Bulletin Board: An enclosed bulletin board installed in the Reception Room. Bulletin board to have an aluminum frame with lock, corkboard inside, with acrylic door panels. Size 60" X 36". Estimated quantity is **one**.

$ 790.00 EA

32. Reception Room Self-Help Counter with Cabinet: Counter with cabinet installed in the Reception Room per attachment labeled "Self-Help Counter/Cabinet." Estimated quantity is **one**.

$ 790.00 EA

33. Observation Window: An observation window, approximately 5 inches wide X 18 inches high, installed in the door(s) leading from the Reception Room. Window(s) to be transparent (no vision through the window from the Reception Room – Mirror pane, manufacturer: HGP or equal). Bottom of window to be approximately 56 inches from the finished floor and approximately 8 inches from door edge. Estimated quantity is **one**.

$ 100.00 EA

34. Water Fountain: Handicapped accessible chilled water fountain. Estimated quantity is **two**.

$ 850.00 EA

35. Security Door Viewer: Wide-angle projection door viewers (The Look-Out by Ultra Hardware Products, Model 5044, Code 94050, or equal) installed in identified exterior doors. See SSA Manager for location of viewer in door. Estimated quantity is **four**.

$ 70.00 EA

36. Document Drop Box & Mail Slot: Document drop box and "slanted" mail slot per attachment labeled "Document Drop Box." Estimated quantity is **one**.

$ 200.00 EA

37. Accordion-Folding Acoustical Partition: Vinyl, accordion-folding, acoustical vinyl partition (minimum STC 40), approximately 20 LF. An acceptable partition is: Holcomb & Hoke Mfg. Co., Inc., 1545 Van Buren St., Indianapolis, IN 46203, 317-784-2444, or equal. See attachment labeled "Accordion Folding Acoustical Partition." Estimated quantity is **one**.

$ 8000.00 EA

38. CAT 5E PVC Cables Category 5E PVC cables, Bertek #532141 or equivalent in non-plenum ceilings; or Mohawk #M56093 or equivalent in plenum ceilings. Cable testing is per TIA/EIA testing standards. See attachment entitled "SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for Site Preparation." Each wire within the cable shall have a distinct color code. Estimated quantity is approximately 150 X total number of workstations specified in Section 12 of special requirements.

$ 1.75 LF

39. CAT 5E Connector: Category 5E RJ-45 T568A connector; AMP # 1116604-3 or equivalent. See attachment entitled "SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for Site Preparation." Estimated quantity is two (2) X total number of workstations specified in Section 12 of special requirements.

$ 12.00 EA

40. Cable Identification Label: Self-adhesive machine lettered (not handwritten) labels with the numbering scheme outlined in "SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for Site Preparation" attached. Labels are to be attached onto the cable, faceplate, and patch panel. Estimated quantity is equal to 3 X total number of workstations specified in Section 12 of special requirements.

$ 1.60 EA

41. Patch Panel: Category 5E modular patch panel to be mounted in IWS/LAN rack and data outlets as needed to serve IWS/LAN workstations and equipment. See attachment entitled "SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for Site Preparation." Estimated quantity is **one**.

$ 300.00 EA

42. Faceplate for Unicor/Herman Miller Furniture (part number Leviton 41089-4 or equivalent): See attachment entitled "SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for Site Preparation." Estimated quantity is equal to total number of systems workstations specified in Section 12 of special requirements.

$ 25.00 EA

43. Faceplate for Cable Wall Outlet: Faceplates, AMP SL series mounted in recessed outlet box inside columns or walls. Provide surface mounted box if interior of wall or column cannot be accessed. See attachment entitled "SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for Site Preparation." Estimated quantity is equal to total of non-systems workstations shown in Section 12 of special requirements.

$ 6.20 EA

44. LAN Cable Tray: A 12" wide wire mesh cable tray, mounted on wall of ADP room behind LAN rack. See attachment entitled "SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for Site Preparation." Estimated quantity is **one**.

$ 300.00 EA

45. Ground Conductor: A No. 6 AWG copper ground conductor with THHN insulation, installed in ¾" conduit from LAN rack to isolated ground electrical panel that provides power to the LAN rack. See attachment entitled "SSA Intelligent Workstation/Local Area Network (IWS/LAN) Requirements for Site Preparation." Estimated quantity is **one**.

$ 85.00 EA

46. Plywood Panel: Two 8' X 4' X 3/4" sheets of plywood painted with unleaded paint to match ADP room wall color, mounted at the telephone switch location, (with the longest side (8 foot) installed vertically and approx. 15 inches from the finished floor). Estimated quantity is **two**.

$ 105.00 EA

47. Walk-Off Floor Mats at Entrances: Sized appropriately for each entrance. (Estimated quantity is two). Vestibule mat to be a custom personalized flexible vinyl mat (B.F. Hurley Mat Co., 1-800-274-6287) (Estimated quantity is **one**).

$ 300.00 EA

48. Picnic Table and seating secured to a concrete pad. Adequate number of picnic tables and suitable seating to accommodate 25% of office staff (**49** total staff) as required in the solicitation:

$ 1800.00 EA

49.

$ EA

50. Ceiling Fans in Reception Room and Front-End Interviewing Area (52 inch, ceiling hugger) (Estimated quantity to be based on sizes of rooms, refer to section 10.13)

$ 350.00 EA

51. Guard Workstation in Reception Room (Refer to "Guard Workstation" attachment to SFO/Lease For construction) Quantity is **one**.

$ 950.00 Ea

52. Door Bell and Intercom System. Quantity is **one** each.

$ 500.00 Ea

53. Provide a cost breakdown for Warm Lit Shell and Tenant Finish Costs for the following items:

		Warm Lit Shell	Tenant Finish
a.	Architect & Engineering	60,000.00	20,000.00
b.	Plumbing	15,000.00	15,000.00
c.	HVAC	75,000.00	75,000.00
d.	Electrical	75,000.00	125,000.00
e.	Clean-Up, Miscellaneous	15,000.00	15,000.00
f.	Financing	150,000.00	50,000.00
	C		

GENERAL CLAUSES
(Acquisition of Leasehold Interests in Real Property)

CATEGORY	CLAUSE NO.	48 CFR REF.	CLAUSE
DEFINITIONS	1	552.270-4	Definitions (Variation)
GENERAL	2	552.270-5	Subletting and Assignment
	3	552.270-11	Successors Bound
	4	552.270-23	Subordination, Nondisturbance and Attornment
	5	552.270-24	Statement of Lease
	6	552.270-25	Substitution of Tenant Agency
	7	552.270-26	No Waiver
	8	552.270-27	Integrated Agreement
	9	552.270-28	Mutuality of Obligation
PERFORMANCE	10	552.270-17	Delivery and Condition
	11	552.270-18	Default in Delivery—Time Extensions (Variation)
	12	552.270-19	Progressive Occupancy
	13	552.270-21	Effect of Acceptance and Occupancy
	14	552.270-6	Maintenance of Building and Premises—Right of Entry (Variation)
	15	552.270-10	Failure in Performance
	16	552.270-22	Default by Lessor During the Term
	17	552.270-7	Fire and Casualty Damage
	18	552.270-8	Compliance with Applicable Law
	19	552.270-12	Alterations
	20	552.270-29	Acceptance of Space (Variation)
INSPECTION	21	552.270-9	Inspection—Right of Entry
PAYMENT	22	52.204-7	Central Contractor Registration (Variation)
	23	552.232-75	Prompt Payment
	24	552.232-76	Electronic Funds Transfer Payment (Variation)
	25	552.232-70	Invoice Requirements (Variation)
	26	52.232-23	Assignment of Claims
	27	552.270-20	Payment (Variation)
STANDARDS OF CONDUCT	28	552.203-5	Covenant Against Contingent Fees
	29	52.203-7	Anti-Kickback Procedures
	30	52.223-6	Drug-Free Workplace
ADJUSTMENTS	31	552.203-70	Price Adjustment for Illegal or Improper Activity
	32	52.215-10	Price Reduction for Defective Cost or Pricing Data
	33	552.270-13	Proposals for Adjustment
	34	552.270-14	Changes (Variation)
AUDITS	35	552.215-70	Examination of Records by GSA
	36	52.215-2	Audit and Records—Negotiation
DISPUTES	37	52.233-1	Disputes

INITIALS: SS & [signature]
LESSOR GOVERNMENT

LABOR STANDARDS	38	52.222-26	Equal Opportunity
	39	52.222-24	Preaward On-Site Equal Opportunity Compliance Evaluation
	40	52.222-21	Prohibition of Segregated Facilities
	41	52.222-35	Equal Opportunity for Special Disabled Veterans, Veterans of the Vietnam Era, and Other Eligible Veterans
	42	52.222-36	Affirmative Action for Workers with Disabilities
	43	52.222-37	Employment Reports on Special Disabled Veterans, Veterans of the Vietnam Era, and Other Eligible Veterans
SUBCONTRACTING	44	52.209-6	Protecting the Government's Interest When Subcontracting With Contractors Debarred, Suspended, or Proposed for Debarment
	45	52.215-12	Subcontractor Cost or Pricing Data
	46	52.219-8	Utilization of Small Business Concerns
	47	52.219-9	Small Business Subcontracting Plan
	48	52.219-16	Liquidated Damages—Subcontracting Plan

The information collection requirements contained in this solicitation/contract, that are not required by regulation, have been approved by the Office of Management and Budget pursuant to the Paperwork Reduction Act and assigned the OMB Control No. 3090-0163.

INITIALS: SS & [illegible]
LESSOR GOVERNMENT

GENERAL CLAUSES
(Acquisition of Leasehold Interests in Real Property)

1. 552.270-4 DEFINITIONS (SEP 1999) (VARIATION)

The following terms and phrases (except as otherwise expressly provided or unless the context otherwise requires) for all purposes of this lease shall have the respective meanings hereinafter specified:

(a) "Commencement Date" means the first day of the term.

(b) "Contract" and "Contractor" means "Lease" and "Lessor," respectively.

(c) "Contracting Officer" means a person with the authority to enter into, administer, and/or terminate contracts and make related determinations and findings. The term includes certain authorized representatives of the Contracting Officer acting within the limits of their authority as delegated by the Contracting Officer.

(d) "Delivery Date" means the date specified in or determined pursuant to the provisions of this lease for delivery of the premises to the Government, improved in accordance with the provisions of this lease and substantially complete, as such date may be modified in accordance with the provisions of this lease.

(e) "Delivery Time" means the number of days provided by this lease for delivery of the premises to the Government, as such number may be modified in accordance with the provisions of this lease.

(f) "Excusable Delays" mean delays arising without the fault or negligence of Lessor and Lessor's subcontractors and suppliers at any tier, and shall include, without limitation:
(1) acts of God or of the public enemy,
(2) acts of the United States of America in either its sovereign or contractual capacity,
(3) acts of another contractor in the performance of a contract with the Government,
(4) fires,
(5) floods,
(6) epidemics,
(7) quarantine restrictions,
(8) strikes,
(9) freight embargoes,
(10) unusually severe weather, or
(11) delays of subcontractors or suppliers at any tier arising from unforeseeable causes beyond the control and without the fault or negligence of both the Lessor and any such subcontractor or supplier.

(g) "Lessor" means the sub-lessor if this lease is a sublease.

(h) "Lessor shall provide" means the Lessor shall furnish and install at Lessor's expense.

(i) "Notice" means written notice sent by certified or registered mail, Express Mail or Comparable service, or delivered by hand. Notice shall be effective on the date delivery is accepted or refused.

(j) "Premises" means the space described on the Standard Form 2, U.S. Government Lease for Real Property, of this lease.

(l) "Substantially complete" and "substantial completion" means that the work, the common and other areas of the building, and all other things necessary for the Government's access to the premises and occupancy, possession, use and enjoyment thereof, as provided in this lease, have been completed or obtained, excepting only such minor matters as do not interfere with or materially diminish such access, occupancy, possession, use or enjoyment.

(m) "Usable square feet" means the ANSI/BOMA Z65.1-1996 definition for BOMA usable office area, which means "The area where a tenant normally houses personnel and/or furniture, for which a measurement is to be computed."

(n) "Work" means all alterations, improvements, modifications, and other things required for the preparation or continued occupancy of the premises by the Government as specified in this lease.

INITIALS: SS & [signature]
LESSOR GOVERNMENT

2. 552.270-5 SUBLETTING AND ASSIGNMENT (SEP 1999)

The Government may sublet any part of the premises but shall not be relieved from any obligations under this lease by reason of any such subletting. The Government may at any time assign this lease, and be relieved from all obligations to Lessor under this lease excepting only unpaid rent and other liabilities, if any, that have accrued to the date of said assignment. Any assignment shall be subject to prior written consent of Lessor, which shall not be unreasonably withheld.

3. 552.270-11 SUCCESSORS BOUND (SEP 1999)

This lease shall bind, and inure to the benefit of, the parties and their respective heirs, executors, administrators, successors, and assigns.

4. 552.270-23 SUBORDINATION, NONDISTURBANCE AND ATTORNMENT (SEP 1999)

(a) Lessor warrants that it holds such title to or other interest in the premises and other property as is necessary to the Government's access to the premises and full use and enjoyment thereof in accordance with the provisions of this lease. Government agrees, in consideration of the warranties and conditions set forth in this clause, that this lease is subject and subordinate to any and all recorded mortgages, deeds of trust and other liens now or hereafter existing or imposed upon the premises, and to any renewal, modification or extension thereof. It is the intention of the parties that this provision shall be self-operative and that no further instrument shall be required to effect the present or subsequent subordination of this lease. Government agrees, however, within twenty (20) business days next following the Contracting Officer's receipt of a written demand, to execute such instruments as Lessor may reasonably request to evidence further the subordination of this lease to any existing or future mortgage, deed of trust or other security interest pertaining to the premises, and to any water, sewer or access easement necessary or desirable to serve the premises or adjoining property owned in whole or in part by Lessor if such easement does not interfere with the full enjoyment of any right granted the Government under this lease.

(b) No such subordination, to either existing or future mortgages, deeds of trust or other lien or security instrument shall operate to affect adversely any right of the Government under this lease so long as the Government is not in default under this lease. Lessor will include in any future mortgage, deed of trust or other security instrument to which this lease becomes subordinate, or in a separate nondisturbance agreement, a provision to the foregoing effect. Lessor warrants that the holders of all notes or other obligations secured by existing mortgages, deeds of trust or other security instruments have consented to the provisions of this clause, and agrees to provide true copies of all such consents to the Contracting Officer promptly upon demand.

(c) In the event of any sale of the premises or any portion thereof by foreclosure of the lien of any such mortgage, deed of trust or other security instrument, or the giving of a deed in lieu of foreclosure, the Government will be deemed to have attorned to any purchaser, purchasers, transferee or transferees of the premises or any portion thereof and its or their successors and assigns, and any such purchasers and transferees will be deemed to have assumed all obligations of the Lessor under this lease, so as to establish direct privity of estate and contract between Government and such purchasers or transferees, with the same force, effect and relative priority in time and right as if the lease had initially been entered into between such purchasers or transferees and the Government; provided, further, that the Contracting Officer and such purchasers or transferees shall, with reasonable promptness following any such sale or deed delivery in lieu of foreclosure, execute all such revisions to this lease, or other writings, as shall be necessary to document the foregoing relationship.

(d) None of the foregoing provisions may be deemed or construed to imply a waiver of the Government's rights as a sovereign.

5. 552.270-24 STATEMENT OF LEASE (SEP 1999)

(a) The Contracting Officer will, within thirty (30) days next following the Contracting Officer's receipt of a joint written request from Lessor and a prospective lender or purchaser of the building, execute and deliver to Lessor a letter stating that the same is issued subject to the conditions stated in this clause and, if such is the case, that (1) the lease is in full force and effect; (2) the date to which the rent and other charges have been paid in advance, if any; and (3) whether any notice of default has been issued.

INITIALS: SS & [illegible]
LESSOR GOVERNMENT

(b) Letters issued pursuant to this clause are subject to the following conditions:

(1) That they are based solely upon a reasonably diligent review of the Contracting Officer's lease file as of the date of issuance;

(2) That the Government shall not be held liable because of any defect in or condition of the premises or building;

(3) That the Contracting Officer does not warrant or represent that the premises or building comply with applicable Federal, State and local law; and

(4) That the Lessor, and each prospective lender and purchaser are deemed to have constructive notice of such facts as would be ascertainable by reasonable prepurchase and precommitment inspection of the Premises and Building and by inquiry to appropriate Federal, State and local Government officials.

6. 552.270-25 SUBSTITUTION OF TENANT AGENCY (SEP 1999)

The Government may, at any time and from time to time, substitute any Government agency or agencies for the Government agency or agencies, if any, named in the lease.

7. 552.270-26 NO WAIVER (SEP1999)

No failure by either party to insist upon the strict performance of any provision of this lease or to exercise any right or remedy consequent upon a breach thereof, and no acceptance of full or partial rent or other performance by either party during the continuance of any such breach shall constitute a waiver of any such breach of such provision.

8. 552.270-27 INTEGRATED AGREEMENT (SEP 1999)

This Lease, upon execution, contains the entire agreement of the parties and no prior written or oral agreement, express or implied, shall be admissible to contradict the provisions of the Lease.

9. 552.270-28 MUTUALITY OF OBLIGATION (SEP 1999)

The obligations and covenants of the Lessor, and the Government's obligation to pay rent and other Government obligations and covenants, arising under or related to this Lease, are interdependent. The Government may, upon issuance of and delivery to Lessor of a final decision asserting a claim against Lessor, set off such claim, in whole or in part, as against any payment or payments then or thereafter due the Lessor under this lease. No setoff pursuant to this clause shall constitute a breach by the Government of this lease.

10. 552.270-17 DELIVERY AND CONDITION (SEP 1999)

(a) Unless the Government elects to have the space occupied in increments, the space must be delivered ready for occupancy as a complete unit. The Government reserves the right to determine when the space is substantially complete.

(b) If the premises do not in every respect comply with the provisions of this lease the Contracting Officer may, in accordance with the Failure in Performance clause of this lease, elect to reduce the rent payments.

11. 552.270-18 DEFAULT IN DELIVERY—TIME EXTENSIONS (SEP 1999) (VARIATION)

(a) With respect to Lessor's obligation to deliver the premises substantially complete by the delivery date, time is of the essence. If the Lessor fails to work diligently to ensure its substantial completion by the delivery date or fails to substantially complete the work by such date, the Government may by notice to the Lessor terminate this lease. Such termination is effective when received by Lessor. The Lessor and the Lessor's sureties, if any, are jointly and severally liable for any damages to the Government resulting from such termination, as provided in this clause. The Government shall be entitled to the following damages:

(1) The Government's aggregate rent and estimated real estate tax and operating cost adjustments for the firm term and all option terms of its replacement lease or leases,

in excess of the aggregate rent and estimated real estate tax and operating cost adjustments for the term. If the Government procures replacement premises for a term (including all option terms) in excess of this term, the Lessor is not liable for excess Government rent or adjustments during such excess lease term.

(2) All administrative and other costs the Government incurs in procuring a replacement lease or leases.

(3) Other, additional relief provided for in this lease, at law, or in equity.

(b) Damages to which the Government is entitled to under this clause are due and payable thirty (30) days following the date Lessor receives notice from the Contracting Officer specifying such damages.

(c) Delivery by Lessor of less than the minimum ANSI/BOMA Office Area square footage required by this lease shall in no event be construed as substantial completion, except as the Contracting Officer permits.

(d) The Government shall not terminate this lease under this clause nor charge the Lessor with damages under this clause, if (1) the delay in substantially completing the work arises from excusable delays and (2) the Lessor within 10 days from the beginning of any such delay (unless extended in writing by the Contracting Officer) provides notice to the Contracting Officer of the causes of delay. The Contracting Officer shall ascertain the facts and the extent of delay. If the facts warrant, the Contracting Officer shall extend the delivery date, to the extent of such delay at no additional costs to the Government. A time extension is the sole remedy of the Lessor.

12. 552.270-19 PROGRESSIVE OCCUPANCY (SEP 1999)

The Government shall have the right to elect to occupy the space in partial increments prior to the substantial completion of the entire leased premises, and the Lessor agrees to schedule its work so as to deliver the space incrementally as elected by the Government. The Government shall pay rent commencing with the first business day following substantial completion of the entire leased premise unless the Government has elected to occupy the leased premises incrementally. In case of incremental occupancy, the Government shall pay rent pro rata upon the first business day following substantial completion of each incremental unit. Rental payments shall become due on the first workday of the month following the month in which an increment of space is substantially complete, except that should an increment of space be substantially completed after the fifteenth day of the month, the payment due date will be the first workday of the second month following the month in which it was substantially complete. The commencement date of the firm lease term will be a composite determined from all rent commencement dates.

13. 552.270-21 EFFECT OF ACCEPTANCE AND OCCUPANCY (SEP 1999)

Neither the Government's acceptance of the premises for occupancy, nor the Government's occupancy thereof, shall be construed as a waiver of any requirement of or right of the Government under this Lease, or as otherwise prejudicing the Government with respect to any such requirement or right.

14. 552.270-6 MAINTENANCE OF BUILDING AND PREMISES—RIGHT OF ENTRY (SEP 1999) (VARIATION)

Except in case of damage arising out of the willful act or negligence of a Government employee, Lessor shall maintain the premises, including the building, building systems, and all equipment, fixtures, and appurtenances furnished by the Lessor under this lease, in good repair and condition so that they are suitable in appearance and capable of supplying such heat, air conditioning, light, ventilation, safety systems, access and other things to the premises, without reasonably preventable or recurring disruption, as is required for the Government's access to, occupancy, possession, use and enjoyment of the premises as provided in this lease. For the purpose of so maintaining the premises, the Lessor may at reasonable times enter the premises with the approval of the authorized Government representative in charge.

15. 552.270-10 FAILURE IN PERFORMANCE (SEP 1999)

The covenant to pay rent and the covenant to provide any service, utility, maintenance, or repair required under this lease are interdependent. In the event of any failure by the Lessor to provide

INITIALS: SS & [signature]
LESSOR GOVERNMENT



any service, utility, maintenance, repair or replacement required under this lease the Government may, by contract or otherwise, perform the requirement and deduct from any payment or payments under this lease, then or thereafter due, the resulting cost to the Government, including all administrative costs. If the Government elects to perform any such requirement, the Government and each of its contractors shall be entitled to access to any and all areas of the building, access to which is necessary to perform any such requirement, and the Lessor shall afford and facilitate such access. Alternatively, the Government may deduct from any payment under this lease, then or thereafter due, an amount which reflects the reduced value of the contract requirement not performed. No deduction from rent pursuant to this clause shall constitute a default by the Government under this lease. These remedies are not exclusive and are in addition to any other remedies which may be available under this lease or at law.

16. 552.270-22 DEFAULT BY LESSOR DURING THE TERM (SEP 1999)

(a) Each of the following shall constitute a default by Lessor under this lease:

(1) Failure to maintain, repair, operate or service the premises as and when specified in this lease, or failure to perform any other requirement of this lease as and when required provided any such failure shall remain uncured for a period of thirty (30) days next following Lessor's receipt of notice thereof from the Contracting Officer or an authorized representative.

(2) Repeated and unexcused failure by Lessor to comply with one or more requirements of this lease shall constitute a default notwithstanding that one or all such failures shall have been timely cured pursuant to this clause.

(b) If a default occurs, the Government may, by notice to Lessor, terminate this lease for default and if so terminated, the Government shall be entitled to the damages specified in the Default in Delivery-Time Extensions clause.

17. 552.270-7 FIRE AND CASUALTY DAMAGE (SEP 1999)

If the entire premises are destroyed by fire or other casualty, this lease will immediately terminate. In case of partial destruction or damage, so as to render the premises untenantable, as determined by the Government, the Government may terminate the lease by giving written notice to the Lessor within 15 calendar days of the fire or other casualty; if so terminated, no rent will accrue to the Lessor after such partial destruction or damage; and if not so terminated, the rent will be reduced proportionately by supplemental agreement hereto effective from the date of such partial destruction or damage. Nothing in this lease shall be construed as relieving Lessor from liability for damage to or destruction of property of the United States of America caused by the willful or negligent act or omission of Lessor.

18. 552.270-8 COMPLIANCE WITH APPLICABLE LAW (SEP 1999)

Lessor shall comply with all Federal, state and local laws applicable to the Lessor as owner or Lessor, or both, of the building or premises, including, without limitation, laws applicable to the construction, ownership, alteration or operation of both or either thereof, and will obtain all necessary permits, licenses and similar items at Lessor's expense. The Government will comply with all Federal, State and local laws applicable to and enforceable against it as a tenant under this lease; provided that nothing in this lease shall be construed as a waiver of any sovereign immunity of the Government. This lease shall be governed by Federal law.

19. 552.270-12 ALTERATIONS (SEP 1999)

The Government shall have the right during the existence of this lease to make alterations, attach fixtures, and erect structures or signs in or upon the premises hereby leased, which fixtures, additions or structures so placed in, on, upon, or attached to the said premises shall be and remain the property of the Government and may be removed or otherwise disposed of by the Government. If the lease contemplates that the Government is the sole occupant of the building, for purposes of this clause, the leased premises include the land on which the building is sited and the building itself. Otherwise, the Government shall have the right to tie into or make any physical connection with any structure located on the property as is reasonably necessary for appropriate utilization of the leased space.

INITIALS: SS (LESSOR) & UM (GOVERNMENT)

20. 552.270-29 ACCEPTANCE OF SPACE (SEP 1999) (VARIATION)

(a) When the Lessor has completed all alterations, improvements, and repairs necessary to meet the requirements of the lease, the Lessor shall notify the Contracting Officer. The Contracting Officer or designated representative shall promptly inspect the space.

(b) The Government will accept the space and the lease term will begin after determining that the space is substantially complete and contains the required ANSI/BOMA Office Area square footage as indicated in the paragraph of this solicitation entitled "Amount and Type of Space."

21. 552.270-9 INSPECTION—RIGHT OF ENTRY (SEP 1999)

(a) At any time and from time to time after receipt of an offer (until the same has been duly withdrawn or rejected), after acceptance thereof and during the term, the agents, employees and contractors of the Government may, upon reasonable prior notice to Offeror or Lessor, enter upon the offered premises or the premises, and all other areas of the building access to which is necessary to accomplish the purposes of entry, to determine the potential or actual compliance by the Offeror or Lessor with the requirements of the solicitation or this lease, which purposes shall include, but not be limited to:

(1) inspecting, sampling and analyzing of suspected asbestos-containing materials and air monitoring for asbestos fibers;
(2) inspecting the heating, ventilation and air conditioning system, maintenance records, and mechanical rooms for the offered premises or the premises;
(3) inspecting for any leaks, spills, or other potentially hazardous conditions which may involve tenant exposure to hazardous or toxic substances; and
(4) inspecting for any current or past hazardous waste operations, to ensure that appropriate mitigative actions were taken to alleviate any environmentally unsound activities in accordance with Federal, State and local law.

(b) Nothing in this clause shall be construed to create a Government duty to inspect for toxic materials or to impose a higher standard of care on the Government than on other lessees. The purpose of this clause is to promote the ease with which the Government may inspect the building. Nothing in this clause shall act to relieve the Lessor of any duty to inspect or liability which might arise as a result of Lessor's failure to inspect for or correct a hazardous condition.

22. 52.204-7 CENTRAL CONTRACTOR REGISTRATION (OCT 2003) (VARIATION)

(a) Definitions. As used in this clause—

"Central Contractor Registration (CCR) database" means the primary Government repository for Contractor information required for the conduct of business with the Government.

"Data Universal Numbering System (DUNS) number" means the 9-digit number assigned by Dun and Bradstreet, Inc. (D&B) to identify unique business entities.

"Data Universal Numbering System +4 (DUNS+4) number" means the DUNS number assigned by D&B plus a 4-character suffix that may be assigned by a business concern. (D&B has no affiliation with this 4-character suffix.) This 4-character suffix may be assigned at the discretion of the business concern to establish additional CCR records for identifying alternative Electronic Funds Transfer (EFT) accounts for the same parent concern.

"Offeror" means the owner of the property offered, not an individual or agent representing the owner.

"Registered in the CCR database" means that—

(1) The Contractor has entered all mandatory information, including the DUNS number or the DUNS+4 number, into the CCR database; and

(2) The Government has validated all mandatory data fields and has marked the record "Active."

(b) (1) By submission of an offer, the Offeror acknowledges the requirement that a prospective awardee must be registered with D&B and in the CCR database prior to

17

award, during performance, and through final payment of any contract resulting from this solicitation.

(2) The Offeror shall enter in the appropriate block, on the GSA Form 3518, entitled Representations and Certifications, the legal entity's name and address, followed by the DUNS or DUNS +4 number that identifies the Offeror's name and address exactly as stated in the offer. The DUNS number will be used by the Contracting Officer to verify that the Offeror is registered in the CCR database.

(c) If the Offeror does not have a DUNS number, it should contact Dun and Bradstreet directly to obtain one.

(1) An Offeror may obtain a DUNS number—
(i) If located within the United States, by calling Dun and Bradstreet at 1-866-705-5711 or via the Internet at http://www.dnb.com; or
(ii) If located outside the United States, by contacting the local Dun and Bradstreet office.

(2) The Offeror should be prepared to provide the following information:
(i) Company legal business.
(ii) Tradestyle, doing business, or other name by which your entity is commonly recognized.
(iii) Company Physical Street Address, City, State, and ZIP Code.
(iv) Company Mailing Address, City, State and ZIP Code (if separate from physical).
(v) Company Telephone Number.
(vi) Date the company was started.
(vii) Number of employees at your location.
(viii) Chief executive officer/key manager.
(ix) Line of business (industry).
(x) Company Headquarters name and address (reporting relationship within your entity).

(d) If the Offeror does not become registered in the CCR database in the time prescribed by the Contracting Officer, the Contracting Officer will proceed to award to the next otherwise successful registered Offeror.

(e) Processing time, which normally takes 48 hours, should be taken into consideration when registering. Offerors who are not registered should consider applying for registration immediately upon receipt of this solicitation.

(f) The Contractor is responsible for the accuracy and completeness of the data within the CCR database, and for any liability resulting from the Government's reliance on inaccurate or incomplete data. To remain registered in the CCR database after the initial registration, the Contractor is required to review and update on an annual basis from the date of initial registration or subsequent updates its information in the CCR database to ensure it is current, accurate and complete. Updating information in the CCR does not alter the terms and conditions of this contract and is not a substitute for a properly executed contractual document.

(g) (1) (i) If a Contractor has legally changed its business name, "doing business as" name, or division name (whichever is shown on the contract), or has transferred the assets used in performing the contract, the Contractor shall comply with the requirements of Subpart 42.12 of the Federal Acquisition Regulations (FAR) and provide the responsible Contracting Officer a fully revised and initialed/signed GSA Form 3518, entitled Representations and Certifications, along with written notification of its intention to (A) change the name in the CCR database; and (B) provide the Contracting Officer with sufficient documentation to verify and confirm the legally changed name or change in ownership.
(ii) If the Contractor fails to comply with the requirements of paragraph (g)(1)(i) of this clause, or fails to perform the agreement at paragraph (g)(1)(i)(C) of this clause, and, in the absence of a properly executed novation or change-of-name agreement, the CCR information that shows the Contractor to be other than the Contractor indicated in the contract will be considered to be incorrect information within the meaning of the "Suspension of Payment" paragraph of the electronic funds transfer (EFT) clause of this contract.

(2) The Contractor shall not change the name or address for EFT payments or manual payments, as appropriate, in the CCR record to reflect an assignee for the purpose of assignment of claims. Assignees shall be separately registered in the CCR database. Information provided to the Contractor's CCR record that indicates payments, including those made by EFT, to an ultimate recipient other than that Contractor will be considered to be incorrect information.

(h) Offerors and Contractors may obtain information on registration and annual confirmation requirements via the internet at http://www.ccr.gov or by calling 1-888-227-2423, or 269-961-5757.

23. 552.232-75 PROMPT PAYMENT (SEP 1999)

The Government will make payments under the terms and conditions specified in this clause. Payment shall be considered as being made on the day a check is dated or an electronic funds transfer is made. All days referred to in this clause are calendar days, unless otherwise specified.

(a) *Payment due date.*

(1) *Rental payments.* Rent shall be paid monthly in arrears and will be due on the first workday of each month, and only as provided for by the lease.

(i) When the date for commencement of rent falls on the 15th day of the month or earlier, the initial monthly rental payment under this contract shall become due on the first workday of the month following the month in which the commencement of the rent is effective.

(ii) When the date for commencement of rent falls after the 15th day of the month, the initial monthly rental payment under this contract shall become due on the first workday of the second month following the month in which the commencement of the rent is effective.

(2) *Other payments.* The due date for making payments other than rent shall be the later of the following two events:

(i) The 30th day after the designated billing office has received a proper invoice from the Contractor.

(ii) The 30th day after Government acceptance of the work or service. However, if the designated billing office fails to annotate the invoice with the actual date of receipt, the invoice payment due date shall be deemed to be the 30th day after the Contractor's invoice is dated, provided a proper invoice is received and there is no disagreement over quantity, quality, or Contractor compliance with contract requirements.

(b) *Invoice and inspection requirements for payments other than rent.*

(1) The Contractor shall prepare and submit an invoice to the designated billing office after completion of the work. A proper invoice shall include the following items:

(i) Name and address of the Contractor.
(ii) Invoice date.
(iii) Lease number.
(iv) Government's order number or other authorization.
(v) Description, price, and quantity of work or services delivered.
(vi) Name and address of Contractor official to whom payment is to be sent (must be the same as that in the remittance address in the lease or the order).
(vii) Name (where practicable), title, phone number, and mailing address of person to be notified in the event of a defective invoice.

(2) The Government will inspect and determine the acceptability of the work performed or services delivered within 7 days after the receipt of a proper invoice or notification of completion of the work or services unless a different period is specified at the time the order is placed. If actual acceptance occurs later, for the purpose of determining the payment due date and calculation of interest, acceptance will be deemed to occur on the last day of the 7-day inspection period. If the work or service is rejected for failure to conform to the technical requirements of the contract, the 7 days will be counted beginning with receipt of a new invoice or notification. In either case, the Contractor is not entitled to any payment or interest unless actual acceptance by the Government occurs.

(c) *Interest Penalty.*

(1) An interest penalty shall be paid automatically by the Government, without request from the Contractor, if payment is not made by the due date.

(2) The interest penalty shall be at the rate established by the Secretary of the Treasury under Section 12 of the Contract Disputes Act of 1978 (41 U.S.C. 611) that is in effect on the day after the due date. This rate is referred to as the "Renegotiation Board Interest Rate," and it is published in the *Federal Register* semiannually on or about January 1 and July 1. The interest penalty shall accrue daily on the payment amount approved by the Government and be compounded in 30-day increments inclusive from the first day after the due date through the payment date.

(3) Interest penalties will not continue to accrue after the filing of a claim for such penalties under the clause at 52.233-1, Disputes, or for more than 1 year. Interest penalties of less than $1.00 need not be paid.

(4) Interest penalties are not required on payment delays due to disagreement between the Government and Contractor over the payment amount or other issues involving contract compliance or on amounts temporarily withheld or retained in accordance with the terms of the contract. Claims involving disputes, and any interest that may be payable, will be resolved in accordance with the clause at 52.233-1, Disputes.

24. 552.232-76 ELECTRONIC FUNDS TRANSFER PAYMENT (MAR 2000) (VARIATION)

(a) The Government will make payments under this lease by electronic funds transfer (EFT). The Lessor must, no later than 30 days before the first payment:

(1) Designate a financial institution for receipt of EFT payments.

(2) Submit this designation to the Contracting Officer or other Government official, as directed.

(b) The Lessor must provide the following information:

(1) The American Bankers Association 9-digit identifying number for Automated Clearing House (ACH) transfers of the financing institution receiving payment if the institution has access to the Federal Reserve Communications System.

(2) Number of account to which funds are to be deposited.

(3) Type of depositor account ("C" for checking, "S" for savings).

(4) If the Lessor is a new enrollee to the EFT system, the Lessor must complete and submit Form SF 3881, ACH Vendor/Miscellaneous Payment Enrollment Form, before payment can be processed.

(c) If the Lessor, during the performance of this contract, elects to designate a different financial institution for the receipt of any payment, the appropriate Government official must receive notice of such change and the required information specified above no later than 30 days before the date such change is to become effective.

(d) The documents furnishing the information required in this clause must be dated and contain the:

(1) Signature, title, and telephone number of the Lessor or the Lessor's authorized representative.

(2) Lessor's name.

(3) Lease number.

(e) Lessor's failure to properly designate a financial institution or to provide appropriate payee bank account information may delay payments of amounts otherwise properly due.

INITIALS: SS & ahm
LESSOR GOVERNMENT

18C

25. 552.232-70 INVOICE REQUIREMENTS (SEP 1999) (VARIATION)

(This clause is applicable to payments other than rent.)

(a) Invoices shall be submitted in an original only, unless otherwise specified, to the designated billing office specified in this contract or order.

(b) Invoices must include the Accounting Control Transaction (ACT) number provided below or on the order.

ACT Number (to be supplied on individual orders)

(c) If information or documentation in addition to that required by the Prompt Payment clause of this contract is required in connection with an invoice for a particular order, the order will indicate what information or documentation must be submitted.

26. 52.232-23 ASSIGNMENT OF CLAIMS (JAN 1986)

(Applicable to leases over $2,500.)

(a) The Contractor, under the Assignment of Claims Act, as amended, 31 U.S.C. 3727, 41 U.S.C. 15 (hereafter referred to as "the Act"), may assign its rights to be paid amounts due or to become due as a result of the performance of this contract to a bank, trust company, or other financing institution, including any Federal lending agency. The assignee under such an assignment may thereafter further assign or reassign its right under the original assignment to any type of financing institution described in the preceding sentence.

(b) Any assignment or reassignment authorized under the Act and this clause shall cover all unpaid amounts payable under this contract, and shall not be made to more than one party, except that an assignment or reassignment may be made to one party as agent or trustee for two or more parties participating in the financing of this contract.

(c) The Contractor shall not furnish or disclose to any assignee under this contract any classified document (including this contract) or information related to work under this contract until the Contracting Officer authorizes such action in writing.

27. 552.270-20 PAYMENT (SEP 1999) (VARIATION)

(a) When space is offered and accepted, the ANSI/BOMA Office Area square footage delivered will be confirmed by:

(1) the Government's measurement of plans submitted by the successful Offeror as approved by the Government, and an inspection of the space to verify that the delivered space is in conformance with such plans or

(2) a mutual on-site measurement of the space, if the Contracting Officer determines that it is necessary.

(b) Payment will not be made for space which is in excess of the amount of ANSI/BOMA Office Area square footage stated in the lease.

(c) If it is determined that the amount of ANSI/BOMA Office Area square footage actually delivered is less than the amount agreed to in the lease, the lease will be modified to reflect the amount of Usable space delivered and the annual rental will be adjusted as follows:

Usable square feet not delivered multiplied by the ANSI/BOMA Office Area square foot (USF) rate equals the reduction in annual rent. The rate per USF is determined by dividing the total annual rental by the Usable square footage set forth in the lease.

USF Not Delivered X Rate per USF = Reduction in Annual Rent.

28. 552.203-5 COVENANT AGAINST CONTINGENT FEES (FEB 1990)

(Applicable to leases over $100,000.)

(a) The Contractor warrants that no person or agency has been employed or retained to solicit or obtain this contract upon an agreement or understanding for a contingent fee, except a bona fide employee or agency. For breach or violation of this warranty, the Government shall have the right to annul this contract without liability or, in its discretion, to deduct from

the contract price or consideration, or otherwise recover the full amount of the contingent fee.

(b) "Bona fide agency," as used in this clause, means an established commercial or selling agency (including licensed real estate agents or brokers), maintained by a Contractor for the purpose of securing business, that neither exerts nor proposes to exert improper influence to solicit or obtain Government contracts nor holds itself out as being able to obtain any Government contract or contracts through improper influence.

"Bona fide employee," as used in this clause, means a person, employed by a Contractor and subject to the Contractor's supervision and control as to time, place, and manner of performance, who neither exerts nor proposes to exert improper influence to solicit or obtain Government contracts nor holds out as being able to obtain any Government contract or contracts through improper influence.

"Contingent fee," as used in this clause, means any commission, percentage, brokerage, or other fee that is contingent upon the success that a person or concern has in securing a Government contract.

"Improper influence," as used in this clause, means any influence that induces or tends to induce a Government employee or officer to give consideration or to act regarding a Government contract on any basis other than the merits of the matter.

29. 52.203-7 ANTI-KICKBACK PROCEDURES (JUL 1995)

(Applicable to leases over $100,000 average net annual rental, including option periods.)

(a) *Definitions.*

"Kickback," as used in this clause, means any money, fee, commission, credit, gift, gratuity, thing of value, or compensation of any kind which is provided, directly or indirectly, to any prime Contractor, prime Contractor employee, subcontractor, or subcontractor employee for the purpose of improperly obtaining or rewarding favorable treatment in connection with a prime contract or in connection with a subcontract relating to a prime contract.

"Person," as used in this clause, means a corporation, partnership, business association of any kind, trust, joint-stock company, or individual.

"Prime contract," as used in this clause, means a contract or contractual action entered into by the United States for the purpose of obtaining supplies, materials, equipment, or services of any kind.

"Prime Contractor," as used in this clause, means a person who has entered into a prime contract with the United States.

"Prime Contractor employee," as used in this clause, means any officer, partner, employee, or agent of a prime Contractor.

"Subcontract," as used in this clause, means a contract or contractual action entered into by a prime Contractor or subcontractor for the purpose of obtaining supplies, materials, equipment, or services of any kind under a prime contract.

"Subcontractor," as used in this clause, (1) means any person, other than the prime Contractor, who offers to furnish or furnishes any supplies, materials, equipment, or services of any kind under a prime contract or a subcontract entered into in connection with such prime contract, and (2) includes any person who offers to furnish or furnishes general supplies to the prime Contractor or a higher tier subcontractor.

"Subcontractor employee," as used in this clause, means any officer, partner, employee, or agent of a subcontractor.

(b) The Anti-Kickback Act of 1986 (41 U.S.C. 51-58) (the Act), prohibits any person from—

(1) Providing or attempting to provide or offering to provide any kickback;

(2) Soliciting, accepting, or attempting to accept any kickback; or

(3) Including, directly or indirectly, the amount of any kickback in the contract price

charged by a prime Contractor to the United States or in the contract price charged by a subcontractor to a prime Contractor or higher tier subcontractor.

(c) (1) The Contractor shall have in place and follow reasonable procedures designed to prevent and detect possible violations described in paragraph (b) of this clause in its own operations and direct business relationships.

(2) When the Contractor has reasonable grounds to believe that a violation described in paragraph (b) of this clause may have occurred, the Contractor shall promptly report in writing the possible violation. Such reports shall be made to the inspector general of the contracting agency, the head of the contracting agency if the agency does not have an inspector general, or the Department of Justice.

(3) The Contractor shall cooperate fully with any Federal agency investigating a possible violation described in paragraph (b) of this clause.

(4) The Contracting Officer may (i) offset the amount of the kickback against any monies owed by the United States under the prime contract and/or (ii) direct that the Prime Contractor withhold from sums owed a subcontractor under the prime contract, the amount of the kickback. The Contracting Officer may order that monies withheld under subdivision (c)(4)(ii) of this clause be paid over to the Government unless the Government has already offset those monies under subdivision (c)(4)(i) of this clause. In either case, the Prime Contractor shall notify the Contracting Officer when the monies are withheld.

(5) The Contractor agrees to incorporate the substance of this clause, including paragraph (c)(5) but excepting paragraph (c)(1), in all subcontracts under this contract which exceed $100,000.

30. 52.223-6 DRUG-FREE WORKPLACE (MAY 2001)

(a) *Definitions*. As used in this clause—

"Controlled substance" means a controlled substance in schedules I through V of section 202 of the Controlled Substances Act (21 U.S.C. 812) and as further defined in regulation at 21 CFR 1308.11 - 1308.15.

"Conviction" means a finding of guilt (including a plea of *nolo contendere*) or imposition of sentence, or both, by any judicial body charged with the responsibility to determine violations of the Federal or State criminal drug statutes.

"Criminal drug statute" means a Federal or non-Federal criminal statute involving the manufacture, distribution, dispensing, possession, or use of any controlled substance.

"Drug-free workplace" means the site(s) for the performance of work done by the Contractor in connection with a specific contract where employees of the Contractor are prohibited from engaging in the unlawful manufacture, distribution, dispensing, possession, or use of a controlled substance.

"Employee" means an employee of a Contractor directly engaged in the performance of work under a Government contract. "Directly engaged" is defined to include all direct cost employees and any other Contractor employee who has other than a minimal impact or involvement in contract performance.

"Individual" means an Offeror/Contractor that has no more than one employee including the Offeror/Contractor.

(b) The Contractor, if other than an individual, shall—within 30 days after award (unless a longer period is agreed to in writing for contracts of 30 days or more performance duration), or as soon as possible for contracts of less than 30 days performance duration—

(1) Publish a statement notifying its employees that the unlawful manufacture, distribution, dispensing, possession, or use of a controlled substance is prohibited in the Contractor's workplace and specifying the actions that will be taken against employees for violations of such prohibition;

(2) Establish an ongoing drug-free awareness program to inform such employees about—
   (i) The dangers of drug abuse in the workplace;
   (ii) The Contractor's policy of maintaining a drug-free workplace;
   (iii) Any available drug counseling, rehabilitation, and employee assistance programs; and
   (iv) The penalties that may be imposed upon employees for drug abuse violations occurring in the workplace;

(3) Provide all employees engaged in performance of the contract with a copy of the statement required by paragraph (b)(1) of this clause;

(4) Notify such employees in writing in the statement required by paragraph (b)(1) of this clause that, as a condition of continued employment on this contract, the employee will—
   (i) Abide by the terms of the statement; and
   (ii) Notify the employer in writing of the employee's conviction under a criminal drug statute for a violation occurring in the workplace no later than 5 days after such conviction;

(5) Notify the Contracting Officer in writing within 10 days after receiving notice under subdivision (b)(4)(ii) of this clause, from an employee or otherwise receiving actual notice of such conviction. The notice shall include the position title of the employee;

(6) Within 30 days after receiving notice under subdivision (b)(4)(ii) of this clause of a conviction, take one of the following actions with respect to any employee who is convicted of a drug abuse violation occurring in the workplace:
   (i) Taking appropriate personnel action against such employee, up to and including termination; or
   (ii) Require such employee to satisfactorily participate in a drug abuse assistance or rehabilitation program approved for such purposes by a Federal, State, or local health, law enforcement, or other appropriate agency; and

(7) Make a good faith effort to maintain a drug-free workplace through implementation of paragraphs (b)(1) through (b)(6) of this clause.

(c) The Contractor, if an individual, agrees by award of the contract or acceptance of a purchase order, not to engage in the unlawful manufacture, distribution, dispensing, possession, or use of a controlled substance while performing this contract.

(d) In addition to other remedies available to the Government, the Contractor's failure to comply with the requirements of paragraph (b) or (c) of this clause may, pursuant to FAR 23.506, render the Contractor subject to suspension of contract payments, termination of the contract or default, and suspension or debarment.

31. 552.203-70 PRICE ADJUSTMENT FOR ILLEGAL OR IMPROPER ACTIVITY (SEP 1999)

(Applicable to leases over $100,000.)

(a) If the head of the contracting activity (HCA) or his or her designee determines that there was a violation of subsection 27(a) of the Office of Federal Procurement Policy Act, as amended (41 U.S.C. 423), as implemented in the Federal Acquisition Regulation, the Government, at its election, may—

   (1) Reduce the monthly rental under this lease by 5 percent of the amount of the rental for each month of the remaining term of the lease, including any option periods, and recover 5 percent of the rental already paid;

   (2) Reduce payments for alterations not included in monthly rental payments by 5 percent of the amount of the alterations agreement; or

   (3) Reduce the payments for violations by a Lessor's subcontractor by an amount not to exceed the amount of profit or fee reflected in the subcontract at the time the subcontract was placed.

(b) Prior to making a determination as set forth above, the HCA or designee shall provide to the Lessor a written notice of the action being considered and the basis therefor. The Lessor shall have a period determined by the agency head or designee, but not less than

30 calendar days after receipt of such notice, to submit in person, in writing, or through a representative, information and argument in opposition to the proposed reduction. The agency head or designee may, upon good cause shown, determine to deduct less than the above amounts from payments.

(c) The rights and remedies of the Government specified herein are not exclusive, and are in addition to any other rights and remedies provided by law or under this lease.

32. 52.215-10 PRICE REDUCTION FOR DEFECTIVE COST OR PRICING DATA (OCT 1997)

(Applicable when cost or pricing data are required for work or services over $500,000.)

(a) If any price, including profit or fee, negotiated in connection with this contract, or any cost reimbursable under this contract, was increased by any significant amount because—

(1) The Contractor or a subcontractor furnished cost or pricing data that were not complete, accurate, and current as certified in its Certificate of Current Cost or Pricing Data;

(2) A subcontractor or prospective subcontractor furnished the Contractor cost or pricing data that were not complete, accurate, and current as certified in the Contractor's Certificate of Current Cost or Pricing Data; or

(3) Any of these parties furnished data of any description that were not accurate, the price or cost shall be reduced accordingly and the contract shall be modified to reflect the reduction.

(b) Any reduction in the contract price under paragraph (a) of this clause due to defective data from a prospective subcontractor that was not subsequently awarded the subcontract shall be limited to the amount, plus applicable overhead and profit markup, by which—
(1) The actual subcontract or
(2) The actual cost to the Contractor, if there was no subcontract, was less than the prospective subcontract cost estimate submitted by the Contractor; *provided*, that the actual subcontract price was not itself affected by defective cost or pricing data.

(c) (1) If the Contracting Officer determines under paragraph (a) of this clause that a price or cost reduction should be made, the Contractor agrees not to raise the following matters as a defense:
(i) The Contractor or subcontractor was a sole source supplier or otherwise was in a superior bargaining position and thus the price of the contract would not have been modified even if accurate, complete, and current cost or pricing data had been submitted.
(ii) The Contracting Officer should have known that the cost or pricing data in issue were defective even though the Contractor or subcontractor took no affirmative action to bring the character of the data to the attention of the Contracting Officer.
(iii) The contract was based on an agreement about the total cost of the contract and there was no agreement about the cost of each item procured under the contract.
(iv) The Contractor or subcontractor did not submit a Certificate of Current Cost or Pricing Data.

(2) (i) Except as prohibited by subdivision (c)(2)(ii) of this clause, an offset in an amount determined appropriate by the Contracting Officer based upon the facts shall be allowed against the amount of a contract price reduction if—
(A) The Contractor certifies to the Contracting Officer that, to the best of the Contractor's knowledge and belief, the Contractor is entitled to the offset in the amount requested; and
(B) The Contractor proves that the cost or pricing data were available before the "as of" date specified on its Certificate of Current Cost or Pricing Data, and that the data were not submitted before such date.
(ii) An offset shall not be allowed if—
(A) The understated data were known by the Contractor to be understated before the "as of" date specified on its Certificate of Current Cost or Pricing Data; or
(B) The Government proves that the facts demonstrate that the contract price would not have increased in the amount to be offset even if the

available data had been submitted before the "as of" date specified on its Certificate of Current Cost or Pricing Data.

(d) If any reduction in the contract price under this clause reduces the price of items for which payment was made prior to the date of the modification reflecting the price reduction, the Contractor shall be liable to and shall pay the United States at the time such overpayment is repaid—

(1) Simple interest on the amount of such overpayment to be computed from the date(s) of overpayment to the Contractor to the date the Government is repaid by the Contractor at the applicable underpayment rate effective for each quarter prescribed by the Secretary of the Treasury under 26 U.S.C. 6621(a)(2); and

(2) A penalty equal to the amount of the overpayment, if the Contractor or subcontractor knowingly submitted cost or pricing data that were incomplete, inaccurate, or noncurrent.

33. 552.270-13 PROPOSALS FOR ADJUSTMENT (SEP 1999)

(a) The Contracting Officer may, from time to time during the term of this lease, require changes to be made in the work or services to be performed and in the terms or conditions of this lease. Such changes will be required under the Changes clause.

(b) If the Contracting Officer makes a change within the general scope of the lease, the Lessor shall submit, in a timely manner, an itemized cost proposal for the work to be accomplished or services to be performed when the cost exceeds $100,000. The proposal, including all subcontractor work, will contain at least the following detail—

(1) Material quantities and unit costs;

(2) Labor costs (identified with specific item or material to be placed or operation to be performed;

(3) Equipment costs;

(4) Worker's compensation and public liability insurance;

(5) Overhead;

(6) Profit; and

(7) Employment taxes under FICA and FUTA.

(c) The following Federal Acquisition Regulation (FAR) provisions also apply to all proposals exceeding $500,000 in cost—

(1) The Lessor shall provide cost or pricing data including subcontractor cost or pricing data (48 CFR 15.403-4) and

(2) The Lessor's representative, all Contractors, and subcontractors whose portion of the work exceeds $500,000 must sign and return the "Certificate of Current Cost or Pricing Data" (48 CFR 15.406-2).

(d) Lessors shall also refer to 48 CFR Part 31, Contract Cost Principles, for information on which costs are allowable, reasonable, and allocable in Government work.

34. 552.270-14 CHANGES (SEP 1999) (VARIATION)

(a) The Contracting Officer may at any time, by written order, make changes within the general scope of this lease in any one or more of the following:

(1) Specifications (including drawings and designs);

(2) Work or services;

(3) Facilities or space layout; or

(4) Amount of space, provided the Lessor consents to the change.

(b) If any such change causes an increase or decrease in Lessor's cost of or the time required for performance under this lease, whether or not changed by the order, the Contracting Officer shall modify this lease to provide for one or more of the following:

(1) A modification of the delivery date;

(2) An equitable adjustment in the rental rate;

(3) A lump sum equitable adjustment; or

(4) An equitable adjustment of the annual operating costs per ANSI/BOMA Office Area square foot specified in this lease.

(c) The Lessor shall assert its right to an adjustment under this clause within 30 days from the date of receipt of the change order and shall submit a proposal for adjustment. Failure to agree to any adjustment shall be a dispute under the Disputes clause. However, nothing in this clause shall excuse the Lessor from proceeding with the change as directed.

(d) Absent such written change order, the Government shall not be liable to Lessor under this clause.

35. 552.215-70 EXAMINATION OF RECORDS BY GSA (FEB 1996)

The Contractor agrees that the Administrator of General Services or any duly authorized representative shall, until the expiration of 3 years after final payment under this contract, or of the time periods for the particular records specified in Subpart 4.7 of the Federal Acquisition Regulation (48 CFR 4.7), whichever expires earlier, have access to and the right to examine any books, documents, papers, and records of the Contractor involving transactions related to this contract or compliance with any clauses thereunder. The Contractor further agrees to include in all its subcontracts hereunder a provision to the effect that the subcontractor agrees that the Administrator of General Services or any duly authorized representatives shall, until the expiration of 3 years after final payment under the subcontract, or of the time periods for the particular records specified in Subpart 4.7 of the Federal Acquisition Regulation (48 CFR 4.7), whichever expires earlier, have access to and the right to examine any books, documents, papers, and records of such subcontractor involving transactions related to the subcontract or compliance with any clauses thereunder. The term "subcontract" as used in this clause excludes (a) purchase orders not exceeding $100,000 and (b) subcontracts or purchase orders for public utility services at rates established for uniform applicability to the general public.

36. 52.215-2 AUDIT AND RECORDS—NEGOTIATION (JUN 1999)

(a) As used in this clause, "records" includes books, documents, accounting procedures and practices, and other data, regardless of type and regardless of whether such items are in written form, in the form of computer data, or in any other form.

(b) *Examination of costs.* If this is a cost-reimbursement, incentive, time-and-materials, labor-hour, or price redeterminable contract, or any combination of these, the Contractor shall maintain and the Contracting Officer, or an authorized representative of the Contracting Officer, shall have the right to examine and audit all records and other evidence sufficient to reflect properly all costs claimed to have been incurred or anticipated to be incurred directly or indirectly in performance of this contract. This right of examination shall include inspection at all reasonable times of the Contractor's plants, or parts of them, engaged in performing the contract.

(c) *Cost or pricing data.* If the Contractor has been required to submit cost or pricing data in connection with any pricing action relating to this contract, the Contracting Officer, or an authorized representative of the Contracting Officer, in order to evaluate the accuracy, completeness, and currency of the cost or pricing data, shall have the right to examine and audit all of the Contractor's records, including computations and projections, related to—

(1) The proposal for the contract, subcontract, or modification;

(2) The discussions conducted on the proposal(s), including those related to negotiating;

(3) Pricing of the contract, subcontract, or modification; or

(4) Performance of the contract, subcontract or modification.

(d) *Comptroller General.*

(1) The Comptroller General of the United States, or an authorized representative, shall have access to and the right to examine any of the Contractor's directly pertinent records involving transactions related to this contract or a subcontract hereunder.

(2) This paragraph may not be construed to require the Contractor or subcontractor to create or maintain any record that the Contractor or subcontractor does not maintain in the ordinary course of business or pursuant to a provision of law.

(e) *Reports.* If the Contractor is required to furnish cost, funding, or performance reports, the Contracting Officer or an authorized representative of the Contracting Officer shall have the right to examine and audit the supporting records and materials, for the purpose of evaluating—

(1) The effectiveness of the Contractor's policies and procedures to produce data compatible with the objectives of these reports; and

(2) The data reported.

(f) *Availability.* The Contractor shall make available at its office at all reasonable times the records, materials, and other evidence described in paragraphs (a), (b), (c), (d), and (e) of this clause, for examination, audit, or reproduction, until 3 years after final payment under this contract or for any shorter period specified in Subpart 4.7, Contractor Records Retention, of the Federal Acquisition Regulation (FAR), or for any longer period required by statute or by other clauses of this contract. In addition—

(1) If this contract is completely or partially terminated, the Contractor shall make available the records relating to the work terminated until 3 years after any resulting final termination settlement; and

(2) The Contractor shall make available records relating to appeals under the Disputes clause or to litigation or the settlement of claims arising under or relating to this contract until such appeals, litigation, or claims are finally resolved.

(g) The Contractor shall insert a clause containing all the terms of this clause, including this paragraph (g), in all subcontracts under this contract that exceed the simplified acquisition threshold, and—

(1) That are cost-reimbursement, incentive, time-and-materials, labor-hour, or price-redeterminable type or any combination of these;

(2) For which cost or pricing data are required; or

(3) That require the subcontractor to furnish reports as discussed in paragraph (e) of this clause.

The clause may be altered only as necessary to identify properly the contracting parties and the Contracting Officer under the Government prime contract.

37. 52.233-1 DISPUTES (JUL 2002)

(a) This contract is subject to the Contract Disputes Act of 1978, as amended (41 U.S.C. 601-613).

(b) Except as provided in the Act, all disputes arising under or relating to this contract shall be resolved under this clause.

(c) "Claim," as used in this clause, means a written demand or written assertion by one of the contracting parties seeking, as a matter of right, the payment of money in a sum certain, the adjustment or interpretation of contract terms, or other relief arising under or relating to this contract. However, a written demand or written assertion by the Contractor seeking the payment of money exceeding $100,000 is not a claim under the Act until certified. A voucher, invoice, or other routine request for payment that is not in dispute when submitted

is not a claim under the Act. The submission may be converted to a claim under the Act, by complying with the submission and certification requirements of this clause, if it is disputed either as to liability or amount or is not acted upon in a reasonable time.

(d) (1) A claim by the Contractor shall be made in writing and, unless otherwise stated in this contract, submitted within 6 years after accrual of the claim to the Contracting Officer for a written decision. A claim by the Government against the Contractor shall be subject to a written decision by the Contracting Officer.

(2) (i) The Contractor shall provide the certification specified in paragraph (d)(2)(iii) of this clause when submitting any claim exceeding $100,000.

(ii) The certification requirement does not apply to issues in controversy that have not been submitted as all or part of a claim.

(iii) The certification shall state as follows: "I certify that the claim is made in good faith; that the supporting data are accurate and complete to the best of my knowledge and belief; that the amount requested accurately reflects the contract adjustment for which the Contractor believes the Government is liable; and that I am duly authorized to certify the claim on behalf of the Contractor."

(3) The certification may be executed by any person duly authorized to bind the Contractor with respect to the claim.

(e) For Contractor claims of $100,000 or less, the Contracting Officer must, if requested in writing by the Contractor, render a decision within 60 days of the request. For Contractor-certified claims over $100,000, the Contracting Officer must, within 60 days, decide the claim or notify the Contractor of the date by which the decision will be made.

(f) The Contracting Officer's decision shall be final unless the Contractor appeals or files a suit as provided in the Act.

(g) If the claim by the Contractor is submitted to the Contracting Officer or a claim by the Government is presented to the Contractor, the parties, by mutual consent, may agree to use alternative dispute resolution (ADR). If the Contractor refuses an offer for ADR, the Contractor shall inform the Contracting Officer, in writing, of the Contractor's specific reasons for rejecting the offer.

(h) The Government shall pay interest on the amount found due and unpaid from (1) the date that the Contracting Officer receives the claim (certified, if required); or (2) the date that payment otherwise would be due, if that date is later, until the date of payment. With regard to claims having defective certifications, as defined in FAR 33.201, interest shall be paid from the date that the Contracting Officer initially receives the claim. Simple interest on claims shall be paid at the rate, fixed by the Secretary of the Treasury as provided in the Act, which is applicable to the period during which the Contracting Officer receives the claim and then at the rate applicable for each 6-month period as fixed by the Treasury Secretary during the pendency of the claim.

(i) The Contractor shall proceed diligently with performance of this contract, pending final resolution of any request for relief, claim, appeal, or action arising under the contract, and comply with any decision of the Contracting Officer.

38. 52.222-26 EQUAL OPPORTUNITY (APR 2002)

(Applicable to leases over $10,000.)

(a) *Definition*. "United States," as used in this clause, means the 50 States, the District of Columbia, Puerto Rico, the Northern Mariana Islands, American Samoa, Guam, the U.S. Virgin Islands, and Wake Island.

(b) If, during any 12-month period (including the 12 months preceding the award of this contract), the Contractor has been or is awarded nonexempt Federal contracts and/or subcontracts that have an aggregate value in excess of $10,000, the Contractor shall comply with paragraphs (b)(1) through (b)(11) of this clause, except for work performed outside the United States by employees who were not recruited within the United States. Upon request, the Contractor shall provide information necessary to determine the applicability of this clause.

(1) The Contractor shall not discriminate against any employee or applicant for employment because of race, color, religion, sex, or national origin. However, it shall

not be a violation of this clause for the Contractor to extend a publicly announced preference in employment to Indians living on or near an Indian reservation, in connection with employment opportunities on or near an Indian reservation, as permitted by 41 CFR 60-1.5.

(2) The Contractor shall take affirmative action to ensure that applicants are employed, and that employees are treated during employment, without regard to their race, color, religion, sex, or national origin. This shall include, but not be limited to—
   (i) Employment;
   (ii) Upgrading;
   (iii) Demotion;
   (iv) Transfer;
   (v) Recruitment or recruitment advertising;
   (vi) Layoff or termination;
   (vii) Rates of pay or other forms of compensation; and
   (viii) Selection for training, including apprenticeship.

(3) The Contractor shall post in conspicuous places available to employees and applicants for employment the notices to be provided by the Contracting Officer that explain this clause.

(4) The Contractor shall, in all solicitations or advertisements for employees placed by or on behalf of the Contractor, state that all qualified applicants will receive consideration for employment without regard to race, color, religion, sex, or national origin.

(5) The Contractor shall send, to each labor union or representative of workers with which it has a collective bargaining agreement or other contract or understanding, the notice to be provided by the Contracting Officer advising the labor union or workers' representative of the Contractor's commitments under this clause, and post copies of the notice in conspicuous places available to employees and applicants for employment.

(6) The Contractor shall comply with Executive Order 11246, as amended, and the rules, regulations, and orders of the Secretary of Labor.

(7) The Contractor shall furnish to the contracting agency all information required by Executive Order 11246, as amended, and by the rules, regulations, and orders of the Secretary of Labor. The Contractor shall also file Standard Form 100, (EEO-1), or any successor form, as prescribed in 41 CFR part 60-1. Unless the Contractor has filed within the 12 months preceding the date of contract award, the Contractor shall, within 30 days after contract award, apply to either the regional Office of Federal Contract Compliance Programs (OFCCP) or the local office of the Equal Employment Opportunity Commission for the necessary forms.

(8) The Contractor shall permit access to its premises, during normal business hours, by the contracting agency or the OFCCP for the purpose of conducting on-site compliance evaluations and complaint investigations. The Contractor shall permit the Government to inspect and copy any books, accounts, records (including computerized records), and other material that may be relevant to the matter under investigation and pertinent to compliance with Executive Order 11246, as amended, and rules and regulations that implement the Executive Order.

(9) If the OFCCP determines that the Contractor is not in compliance with this clause or any rule, regulation, or order of the Secretary of Labor, this contract may be canceled, terminated, or suspended in whole or in part and the Contractor may be declared ineligible for further Government contracts, under the procedures authorized in Executive Order 11246, as amended. In addition, sanctions may be imposed and remedies invoked against the Contractor as provided in Executive Order 11246, as amended; in the rules, regulations, and orders of the Secretary of Labor; or as otherwise provided by law.

(10) The Contractor shall include the terms and conditions of paragraphs (b)(1) through (11) of this clause in every subcontract or purchase order that is not exempted by the rules, regulations, or orders of the Secretary of Labor issued under Executive Order 11246, as amended, so that these terms and conditions will be binding upon each subcontractor or vendor.

(11) The Contractor shall take such action with respect to any subcontract or purchase

order as the Contracting Officer may direct as a means of enforcing these terms and conditions, including sanctions for noncompliance, provided, that if the Contractor becomes involved in, or is threatened with, litigation with a subcontractor or vendor as a result of any direction, the Contractor may request the United States to enter into the litigation to protect the interests of the United States.

(c) Notwithstanding any other clause in this contract, disputes relative to this clause will be governed by the procedures in 41 CFR 60-1.1.

39. 52.222-24 PREAWARD ON-SITE EQUAL OPPORTUNITY COMPLIANCE EVALUATION (FEB 1999)

(Applicable to leases over $10,000,000.)

If a contract in the amount of $10 million or more will result from this solicitation, the prospective Contractor and its known first-tier subcontractors with anticipated subcontracts of $10 million or more shall be subject to a preaward compliance evaluation by the Office of Federal Contract Compliance Programs (OFCCP), unless, within the preceding 24 months, OFCCP has conducted an evaluation and found the prospective Contractor and subcontractors to be in compliance with Executive Order 11246.

40. 52.222-21 PROHIBITION OF SEGREGATED FACILITIES (FEB 1999)

(Applicable to leases over $10,000.)

(a) "Segregated facilities," as used in this clause, means any waiting rooms, work areas, rest rooms and wash rooms, restaurants and other eating areas, time clocks, locker rooms and other storage or dressing areas, parking lots, drinking fountains, recreation or entertainment areas, transportation, and housing facilities provided for employees, that are segregated by explicit directive or are in fact segregated on the basis of race, color, religion, sex, or national origin because of written or oral policies or employee custom. The term does not include separate or single-user rest rooms or necessary dressing or sleeping areas provided to assure privacy between the sexes.

(b) The Contractor agrees that it does not and will not maintain or provide for its employees any segregated facilities at any of its establishments, and that it does not and will not permit its employees to perform their services at any location under its control where segregated facilities are maintained. The Contractor agrees that a breach of this clause is a violation of the Equal Opportunity clause in this contract.

(c) The Contractor shall include this clause in every subcontract and purchase order that is subject to the Equal Opportunity clause of this contract.

41. 52.222-35 EQUAL OPPORTUNITY FOR SPECIAL DISABLED VETERANS, VETERANS OF THE VIETNAM ERA, AND OTHER ELIGIBLE VETERANS (DEC 2001)

(Applicable to leases over $25,000.)

(a) *Definitions.* As used in this clause—

"All employment openings" means all positions except executive and top management, those positions that will be filled from within the Contractor's organization, and positions lasting 3 days or less. This term includes full-time employment, temporary employment of more than 3 days duration, and part-time employment.

"Executive and top management" means any employee—

(1) Whose primary duty consists of the management of the enterprise in which the individual is employed or of a customarily recognized department or subdivision thereof;

(2) Who customarily and regularly directs the work of two or more other employees;

(3) Who has the authority to hire or fire other employees or whose suggestions and recommendations as to the hiring or firing and as to the advancement and promotion or any other change of status of other employees will be given particular weight;

(4) Who customarily and regularly exercises discretionary powers; and

INITIALS: SS & [signature]
LESSOR GOVERNMENT

10

(5) Who does not devote more than 20 percent or, in the case of an employee of a retail or service establishment, who does not devote more than 40 percent of total hours of work in the work week to activities that are not directly and closely related to the performance of the work described in paragraphs (1) through (4) of this definition. This paragraph (5) does not apply in the case of an employee who is in sole charge of an establishment or a physically separated branch establishment, or who owns at least a 20 percent interest in the enterprise in which the individual is employed.

"Other eligible veteran" means any other veteran who served on active duty during a war or in a campaign or expedition for which a campaign badge has been authorized.

"Positions that will be filled from within the Contractor's organization" means employment openings for which the Contractor will give no consideration to persons outside the Contractor's organization (including any affiliates, subsidiaries, and parent companies) and includes any openings the Contractor proposes to fill from regularly established "recall" lists. The exception does not apply to a particular opening once an employer decides to consider applicants outside of its organization.

"Qualified special disabled veteran" means a special disabled veteran who satisfies the requisite skill, experience, education, and other job-related requirements of the employment position such veteran holds or desires, and who, with or without reasonable accommodation, can perform the essential functions of such position.

"Special disabled veteran" means—

(1) A veteran who is entitled to compensation (or who but for the receipt of military retired pay would be entitled to compensation) under laws administered by the Department of Veterans Affairs for a disability—
   (i) Rated at 30 percent or more; or
   (ii) Rated at 10 or 20 percent in the case of a veteran who has been determined under 38 U.S.C. 3106 to have a serious employment handicap (i.e., a significant impairment of the veteran's ability to prepare for, obtain, or retain employment consistent with the veteran's abilities, aptitudes, and interests); or

(2) A person who was discharged or released from active duty because of a service-connected disability.

"Veteran of the Vietnam era" means a person who—

(1) Served on active duty for a period of more than 180 days and was discharged or released from active duty with other than a dishonorable discharge, if any part of such active duty occurred—
   (i) In the Republic of Vietnam between February 28, 1961, and May 7, 1975; or
   (ii) Between August 5, 1964, and May 7, 1975, in all other cases; or

(2) Was discharged or released from active duty for a service-connected disability if any part of the active duty was performed—
   (i) In the Republic of Vietnam between February 28, 1961, and May 7, 1975; or
   (ii) Between August 5, 1964, and May 7, 1975, in all other cases.

(b) *General.*

(1) The Contractor shall not discriminate against the individual because the individual is a special disabled veteran, a veteran of the Vietnam era, or other eligible veteran, regarding any position for which the employee or applicant for employment is qualified. The Contractor shall take affirmative action to employ, advance in employment, and otherwise treat qualified special disabled veterans, veterans of the Vietnam era, and other eligible veterans without discrimination based upon their disability or veterans' status in all employment practices such as—
   (i) Recruitment, advertising, and job application procedures;
   (ii) Hiring, upgrading, promotion, award of tenure, demotion, transfer, layoff, termination, right of return from layoff and rehiring;
   (iii) Rate of pay or any other form of compensation and changes in compensation;
   (iv) Job assignments, job classifications, organizational structures, position descriptions, lines of progression, and seniority lists;
   (v) Leaves of absence, sick leave, or any other leave;
   (vi) Fringe benefits available by virtue of employment, whether or not administered by the Contractor;
   (vii) Selection and financial support for training, including apprenticeship, and on-the-job training under 38 U.S.C. 3687, professional meetings, conferences, and

other related activities, and selection for leaves of absence to pursue training;

(viii) Activities sponsored by the Contractor including social or recreational programs; and

(ix) Any other term, condition, or privilege of employment.

(2) The Contractor shall comply with the rules, regulations, and relevant orders of the Secretary of Labor issued under the Vietnam Era Veterans' Readjustment Assistance Act of 1972 (the Act), as amended (38 U.S.C. 4211 and 4212).

(c) *Listing openings.*

(1) The Contractor shall immediately list all employment openings that exist at the time of the execution of this contract and those which occur during the performance of this contract, including those not generated by this contract, and including those occurring at an establishment of the Contractor other than the one where the contract is being performed, but excluding those of independently operated corporate affiliates, at an appropriate local public employment service office of the State wherein the opening occurs. Listing employment openings with the U.S. Department of Labor's America's Job Bank shall satisfy the requirement to list jobs with the local employment service office.

(2) The Contractor shall make the listing of employment openings with the local employment service office at least concurrently with using any other recruitment source or effort and shall involve the normal obligations of placing a bona fide job order, including accepting referrals of veterans and nonveterans. This listing of employment openings does not require hiring any particular job applicant or hiring from any particular group of job applicants and is not intended to relieve the Contractor from any requirements of Executive orders or regulations concerning nondiscrimination in employment.

(3) Whenever the Contractor becomes contractually bound to the listing terms of this clause, it shall advise the State public employment agency in each State where it has establishments of the name and location of each hiring location in the State. As long as the Contractor is contractually bound to these terms and has so advised the State agency, it need not advise the State agency of subsequent contracts. The Contractor may advise the State agency when it is no longer bound by this contract clause.

(d) *Applicability.* This clause does not apply to the listing of employment openings that occur and are filled outside the 50 States, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, American Samoa, Guam, the Virgin Islands of the United States, and Wake Island.

(e) *Postings.*

(1) The Contractor shall post employment notices in conspicuous places that are available to employees and applicants for employment.

(2) The employment notices shall—

(i) State the rights of applicants and employees as well as the Contractor's obligation under the law to take affirmative action to employ and advance in employment qualified employees and applicants who are special disabled veterans, veterans of the Vietnam era, and other eligible veterans; and

(ii) Be in a form prescribed by the Deputy Assistant Secretary for Federal Contract Compliance Programs, Department of Labor (Deputy Assistant Secretary of Labor), and provided by or through the Contracting Officer.

(3) The Contractor shall ensure that applicants or employees who are special disabled veterans are informed of the contents of the notice (e.g., the Contractor may have the notice read to a visually disabled veteran, or may lower the posted notice so that it can be read by a person in a wheelchair).

(4) The Contractor shall notify each labor union or representative of workers with which it has a collective bargaining agreement, or other contract understanding, that the Contractor is bound by the terms of the Act and is committed to take affirmative action to employ, and advance in employment, qualified special disabled veterans, veterans of the Vietnam era, and other eligible veterans.

(f) *Noncompliance.* If the Contractor does not comply with the requirements of this clause, the Government may take appropriate actions under the rules, regulations, and relevant orders of the Secretary of Labor issued pursuant to the Act.

(g) *Subcontracts.* The Contractor shall insert the terms of this clause in all subcontracts or purchase orders of $25,000 or more unless exempted by rules, regulations, or orders of the Secretary of Labor. The Contractor shall act as specified by the Deputy Assistant Secretary of Labor to enforce the terms, including action for noncompliance.

42. 52.222-36 AFFIRMATIVE ACTION FOR WORKERS WITH DISABILITIES (JUN 1998)

(Applicable to leases over $10,000.)

(a) *General.*

(1) Regarding any position for which the employee or applicant for employment is qualified, the Contractor shall not discriminate against any employee or applicant because of physical or mental disability. The Contractor agrees to take affirmative action to employ, advance in employment and otherwise treat qualified individuals with disabilities without discrimination based upon their physical or mental disability in all employment practices such as—

(i) Recruitment, advertising, and job application procedures;
(ii) Hiring, upgrading, promotion, award of tenure, demotion, transfer, layoff, termination, right of return from layoff, and rehiring;
(iii) Rates of pay or any other form of compensation and changes in compensation;
(iv) Job assignments, job classifications, organizational structures, position descriptions, lines of progression, and seniority lists;
(v) Leaves of absence, sick leave, or any other leave;
(vi) Fringe benefits available by virtue of employment, whether or not administered by the Contractor;
(vii) Selection and financial support for training, including apprenticeships, professional meetings, conferences, and other related activities, and selection for leaves of absence to pursue training;
(viii) Activities sponsored by the Contractor, including social or recreational programs; and
(ix) Any other term, condition, or privilege of employment.

(2) The Contractor agrees to comply with the rules, regulations, and relevant orders of the Secretary of Labor (Secretary) issued under the Rehabilitation Act of 1973 (29 U.S.C. 793) (the Act), as amended.

(b) *Postings.*

(1) The Contractor agrees to post employment notices stating—
(i) the Contractor's obligation under the law to take affirmative action to employ and advance in employment qualified individuals with disabilities and
(ii) the rights of applicants and employees.

(2) These notices shall be posted in conspicuous places that are available to employees and applicants for employment. The Contractor shall ensure that applicants and employees with disabilities are informed of the contents of the notice (e.g., the Contractor may have the notice read to a visually disabled individual, or may lower the posted notice so that it might be read by a person in a wheelchair). The notices shall be in a form prescribed by the Deputy Assistant Secretary for Federal Contract Compliance of the U.S. Department of Labor (Deputy Assistant Secretary) and shall be provided by or through the Contracting Officer.

(3) The Contractor shall notify each labor union or representative of workers with which it has a collective bargaining agreement or other contract understanding, that the Contractor is bound by the terms of Section 503 of the Act and is committed to take affirmative action to employ, and advance in employment, qualified individuals with physical or mental disabilities.

(c) *Noncompliance.* If the Contractor does not comply with the requirements of this clause, appropriate actions may be taken under the rules, regulations, and relevant orders of the Secretary issued pursuant to the Act.

(d) *Subcontracts*. The Contractor shall include the terms of this clause in every subcontract or purchase order in excess of $10,000 unless exempted by rules, regulations, or orders of the Secretary. The Contractor shall act as specified by the Deputy Assistant Secretary to enforce the terms, including action for noncompliance.

43. 52.222-37 EMPLOYMENT REPORTS ON SPECIAL DISABLED VETERANS, VETERANS OF THE VIETNAM ERA, AND OTHER ELIGIBLE VETERANS (DEC 2001)

(Applicable to leases over $25,000.)

(a) Unless the Contractor is a State or local government agency, the Contractor shall report at least annually, as required by the Secretary of Labor, on—

(1) The number of special disabled veterans, the number of veterans of the Vietnam era, and other eligible veterans in the workforce of the Contractor by job category and hiring location; and

(2) The total number of new employees hired during the period covered by the report, and of the total, the number of special disabled veterans, the number of veterans of the Vietnam era, and the number of other eligible veterans; and

(3) The maximum number and the minimum number of employees of the Contractor during the period covered by the report.

(b) The Contractor shall report the above items by completing the Form VETS-100, entitled "Federal Contractor Veterans' Employment Report (VETS-100 Report)."

(c) The Contractor shall submit VETS-100 Reports no later than September 30 of each year beginning September 30, 1988.

(d) The employment activity report required by paragraph (a)(2) of this clause shall reflect total hires during the most recent 12-month period as of the ending date selected for the employment profile report required by paragraph (a)(1) of this clause. Contractors may select an ending date—

(1) As of the end of any pay period between July 1 and August 31 of the year the report is due; or

(2) As of December 31, if the Contractor has prior written approval from the Equal Employment Opportunity Commission to do so for purposes of submitting the Employer Information Report EEO-1 (Standard Form 100).

(e) The Contractor shall base the count of veterans reported according to paragraph (a) of this clause on voluntary disclosure. Each Contractor subject to the reporting requirements at 38 U.S.C. 4212 shall invite all special disabled veterans, veterans of the Vietnam era, and other eligible veterans who wish to benefit under the affirmative action program at 38 U.S.C. 4212 to identify themselves to the Contractor. The invitation shall state that—

(1) The information is voluntarily provided;

(2) The information will be kept confidential;

(3) Disclosure or refusal to provide the information will not subject the applicant or employee to any adverse treatment; and

(4) The information will be used only in accordance with the regulations promulgated under 38 U.S.C. 4212.

(f) The Contractor shall insert the terms of this clause in all subcontracts or purchase orders of $25,000 or more unless exempted by rules, regulations, or orders of the Secretary of Labor.

44. 52.209-6 PROTECTING THE GOVERNMENT'S INTEREST WHEN SUBCONTRACTING WITH CONTRACTORS DEBARRED, SUSPENDED, OR PROPOSED FOR DEBARMENT (JAN 2005)

(Applicable to leases over $25,000.)

(a) The Government suspends or debars Contractors to protect the Government's interests. The Contractor shall not enter into any subcontract in excess of $25,000 with a Contractor that is debarred, suspended, or proposed for debarment unless there is a compelling reason to do so.

(b) The Contractor shall require each proposed first-tier subcontractor, whose subcontract will exceed $25,000, to disclose to the Contractor, in writing, whether as of the time of award of the subcontract, the subcontractor, or its principals, is or is not debarred, suspended, or proposed for debarment by the Federal Government

(c) A corporate officer or a designee of the Contractor shall notify the Contracting Officer, in writing, before entering into a subcontract with a party that is debarred, suspended, or proposed for debarment (see FAR 9.404 for information on the Excluded Parties List System). The notice must include the following:

(1) The name of the subcontractor.

(2) The Contractor's knowledge of the reasons for the subcontractor being in the Excluded Parties List System.

(3) The compelling reason(s) for doing business with the subcontractor notwithstanding its inclusion in the Excluded Parties List System.

(4) The systems and procedures the Contractor has established to ensure that it is fully protecting the Government's interests when dealing with such subcontractor in view of the specific basis for the party's debarment, suspension, or proposed debarment.

45. 52.215-12 SUBCONTRACTOR COST OR PRICING DATA (OCT 1997)

(Applicable when the clause at FAR 52.215-10 is applicable.)

(a) Before awarding any subcontract expected to exceed the threshold for submission of cost or pricing data at FAR 15.403-4, on the date of agreement on price or the date of award, whichever is later; or before pricing any subcontract modification involving a pricing adjustment expected to exceed the threshold for submission of cost or pricing data at FAR 15.403-4, the Contractor shall require the subcontractor to submit cost or pricing data (actually or by specific identification in writing), unless an exception under FAR 15.403-1 applies.

(b) The Contractor shall require the subcontractor to certify in substantially the form prescribed in FAR 15.406-2 that, to the best of its knowledge and belief, the data submitted under paragraph (a) of this clause were accurate, complete, and current as of the date of agreement on the negotiated price of the subcontract or subcontract modification.

(c) In each subcontract that exceeds the threshold for submission of cost or pricing data at FAR 15.403-4, when entered into, the Contractor shall insert either—

(1) The substance of this clause, including this paragraph (c), if paragraph (a) of this clause requires submission of cost or pricing data for the subcontract; or

(2) The substance of the clause at FAR 52.215-13, Subcontractor Cost or Pricing Data—Modifications.

46. 52.219-8 UTILIZATION OF SMALL BUSINESS CONCERNS (MAY 2004)

(Applicable to leases over $100,000 average net annual rental, including option periods.)

(a) It is the policy of the United States that small business concerns, veteran-owned small business concerns, service-disabled veteran-owned small business concerns, HUBZone small business concerns, small disadvantaged business concerns, and women-owned small business concerns shall have the maximum practicable opportunity to participate in performing contracts let by any Federal agency, including contracts and subcontracts for subsystems, assemblies, components, and related services for major systems. It is further

the policy of the United States that its prime contractors establish procedures to ensure the timely payment of amounts due pursuant to the terms of their subcontracts with small business concerns, veteran-owned small business concerns, service-disabled veteran-owned small business concerns, HUBZone small business concerns, small disadvantaged business concerns, and women-owned small business concerns.

(b) The Contractor hereby agrees to carry out this policy in the awarding of subcontracts to the fullest extent consistent with efficient contract performance. The Contractor further agrees to cooperate in any studies or surveys as may be conducted by the United States Small Business Administration or the awarding agency of the United States as may be necessary to determine the extent of the Contractor's compliance with this clause.

(c) *Definitions.* As used in this contract—

"HUBZone small business concern" means a small business concern that appears on the List of Qualified HUBZone Small Business Concerns maintained by the Small Business Administration.

"Service-disabled veteran-owned small business concern"—

(1) Means a small business concern—
   (i) Not less than 51 percent of which is owned by one or more service-disabled veterans or, in the case of any publicly owned business, not less than 51 percent of the stock of which is owned by one or more service-disabled veterans; and
   (ii) The management and daily business operations of which are controlled by one or more service-disabled veterans or, in the case of a service-disabled veteran with permanent and severe disability, the spouse or permanent caregiver of such veteran.

(2) Service-disabled veteran means a veteran, as defined in 38 U.S.C. 101(2), with a disability that is service-connected, as defined in 38 U.S.C. 101(16).

"Small business concern" means a small business as defined pursuant to Section 3 of the Small Business Act and relevant regulations promulgated pursuant thereto.

"Small disadvantaged business concern" means a small business concern that represents, as part of its offer that—

(1) It has received certification as a small disadvantaged business concern consistent with 13 CFR part 124, Subpart B;

(2) No material change in disadvantaged ownership and control has occurred since its certification;

(3) Where the concern is owned by one or more individuals, the net worth of each individual upon whom the certification is based does not exceed $750,000 after taking into account the applicable exclusions set forth at 13 CFR 124.104(c)(2); and

(4) It is identified, on the date of its representation, as a certified small disadvantaged business in the database maintained by the Small Business Administration (PRO-Net).

"Veteran-owned small business concern" means a small business concern—

(1) Not less than 51 percent of which is owned by one or more veterans (as defined at 38 U.S.C. 101(2)) or, in the case of any publicly owned business, not less than 51 percent of the stock of which is owned by one or more veterans; and

(2) The management and daily business operations of which are controlled by one or more veterans.

"Women-owned small business concern" means a small business concern—

(1) That is at least 51 percent owned by one or more women, or, in the case of any publicly owned business, at least 51 percent of the stock of which is owned by one or more women; and

(2) Whose management and daily business operations are controlled by one or more women.

(d) Contractors acting in good faith may rely on written representations by their subcontractors regarding their status as a small business concern, a veteran-owned small business concern, a service-disabled veteran-owned small business concern, a HUBZone small business concern, a small disadvantaged business concern, or a women-owned small business concern.

47. 52.219-9 SMALL BUSINESS SUBCONTRACTING PLAN (JUL 2005)

(Applicable to leases over $500,000.)

(a) This clause does not apply to small business concerns.

(b) *Definitions.* As used in this clause—

"Commercial item" means a product or service that satisfies the definition of commercial item in section 2.101 of the Federal Acquisition Regulation.

"Commercial plan" means a subcontracting plan (including goals) that covers the Offeror's fiscal year and that applies to the entire production of commercial items sold by either the entire company or a portion thereof (e.g., division, plant, or product line).

"Individual contract plan" means a subcontracting plan that covers the entire contract period (including option periods), applies to a specific contract, and has goals that are based on the Offeror's planned subcontracting in support of the specific contract, except that indirect costs incurred for common or joint purposes may be allocated on a prorated basis to the contract.

"Master plan" means a subcontracting plan that contains all the required elements of an individual contract plan, except goals, and may be incorporated into individual contract plans, provided the master plan has been approved.

"Subcontract" means any agreement (other than one involving an employer-employee relationship) entered into by a Federal Government prime Contractor or subcontractor calling for supplies or services required for performance of the contract or subcontract.

(c) The Offeror, upon request by the Contracting Officer, shall submit and negotiate a subcontracting plan, where applicable, that separately addresses subcontracting with small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business concerns, small disadvantaged business, and women-owned small business concerns. If the Offeror is submitting an individual contract plan, the plan must separately address subcontracting with small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, and women-owned small business concerns, with a separate part for the basic contract and separate parts for each option (if any). The plan shall be included in and made a part of the resultant contract. The subcontracting plan shall be negotiated within the time specified by the Contracting Officer. Failure to submit and negotiate the subcontracting plan shall make the Offeror ineligible for award of a contract.

(d) The Offeror's subcontracting plan shall include the following:

(1) Goals, expressed in terms of percentages of total planned subcontracting dollars, for the use of small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, and women-owned small business concerns as subcontractors. The Offeror shall include all subcontracts that contribute to contract performance, and may include a proportionate share of products and services that are normally allocated as indirect costs.

(2) A statement of—
- (i) Total dollars planned to be subcontracted for an individual contract plan; or the Offeror's total projected sales, expressed in dollars, and the total value of projected subcontracts to support the sales for a commercial plan;
- (ii) Total dollars planned to be subcontracted to small business concerns;
- (iii) Total dollars planned to be subcontracted to veteran-owned small business concerns;
- (iv) Total dollars planned to be subcontracted to service-disabled veteran-owned

small business;

(v) Total dollars planned to be subcontracted to HUBZone small business concerns;

(vi) Total dollars planned to be subcontracted to small disadvantaged business concerns; and

(vii) Total dollars planned to be subcontracted to women-owned small business concerns.

(3) A description of the principal types of supplies and services to be subcontracted, and an identification of the types planned for subcontracting to—

(i) Small business concerns;

(ii) Veteran-owned small business concerns;

(iii) Service-disabled veteran-owned small business concerns;

(iv) HUBZone small business concerns;

(v) Small disadvantaged business concerns; and

(vi) Women-owned small business concerns.

(4) A description of the method used to develop the subcontracting goals in paragraph (d)(1) of this clause.

(5) A description of the method used to identify potential sources for solicitation purposes (e.g., existing company source lists, the Procurement Marketing and Access Network (PRO-Net) of the Small Business Administration (SBA), veterans service organizations, the National Minority Purchasing Council Vendor Information Service, the Research and Information Division of the Minority Business Development Agency in the Department of Commerce, or small, HUBZone, small disadvantaged, and women-owned small business trade associations). A firm may rely on the information contained in PRO-Net as an accurate representation of a concern's size and ownership characteristics for the purposes of maintaining a small, veteran-owned small, service-disabled veteran-owned small, HUBZone small, small disadvantaged, and women-owned small business source list. Use of PRO-Net as its source list does not relieve a firm of its responsibilities (e.g., outreach, assistance, counseling, or publicizing subcontracting opportunities) in this clause.

(6) A statement as to whether or not the Offeror included indirect costs in establishing subcontracting goals, and a description of the method used to determine the proportionate share of indirect costs to be incurred with—

(i) Small business concerns;

(ii) Veteran-owned small business concerns;

(iii) Service-disabled veteran-owned small business concerns;

(iv) HUBZone small business concerns;

(v) Small disadvantaged business concerns; and

(vi) Women-owned small business concerns.

(7) The name of the individual employed by the Offeror who will administer the Offeror's subcontracting program, and a description of the duties of the individual.

(8) A description of the efforts the Offeror will make to assure that small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, and women-owned small business concerns have an equitable opportunity to compete for subcontracts.

(9) Assurances that the Offeror will include the clause of this contract entitled "Utilization of Small Business Concerns" in all subcontracts that offer further subcontracting opportunities, and that the Offeror will require all subcontractors (except small business concerns) that receive subcontracts in excess of $500,000 ($1,000,000 for construction of any public facility) to adopt a subcontracting plan that complies with the requirements of this clause.

(10) Assurances that the Offeror will—

(i) Cooperate in any studies or surveys as may be required;

(ii) Submit periodic reports so that the Government can determine the extent of compliance by the Offeror with the subcontracting plan;

(iii) Submit Standard Form (SF) 294, Subcontracting Report for Individual Contracts, and/or SF 295, Summary Subcontract Report, in accordance with paragraph (j) of this clause. The reports shall provide information on subcontract awards to small business concerns, veteran-owned small business concerns, service-disabled veteran-owned small business concerns, HUBZone

small business concerns, small disadvantaged business concerns, women-owned small business concerns, and Historically Black Colleges and Universities and Minority Institutions. Reporting shall be in accordance with the instructions on the forms or as provided in agency regulations.

(iv) Ensure that its subcontractors agree to submit SF 294 and SF 295.

(11) A description of the types of records that will be maintained concerning procedures that have been adopted to comply with the requirements and goals in the plan, including establishing source lists; and a description of the Offeror's efforts to locate small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, and women-owned small business concerns and award subcontracts to them. The records shall include at least the following (on a plant-wide or company-wide basis, unless otherwise indicated):

(i) Source lists (e.g., PRO-Net), guides, and other data that identify small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, and women-owned small business concerns.

(ii) Organizations contacted in an attempt to locate sources that are small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, or women-owned small business concerns.

(iii) Records on each subcontract solicitation resulting in an award of more than $100,000, indicating—

(A) Whether small business concerns were solicited and, if not, why not;

(B) Whether veteran-owned small business concerns were solicited and, if not, why not;

(C) Whether service-disabled veteran-owned small business concerns were solicited and, if not, why not;

(D) Whether HUBZone small business concerns were solicited and, if not, why not;

(E) Whether small disadvantaged business concerns were solicited and, if not, why not;

(F) Whether women-owned small business concerns were solicited and, if not, why not; and

(G) If applicable, the reason award was not made to a small business concern.

(iv) Records of any outreach efforts to contact—

(A) Trade associations;

(B) Business development organizations;

(C) Conferences and trade fairs to locate small, HUBZone small, small disadvantaged, and women-owned small business sources; and

(D) Veterans service organizations.

(v) Records of internal guidance and encouragement provided to buyers through—

(A) Workshops, seminars, training, etc.; and

(B) Monitoring performance to evaluate compliance with the program's requirements.

(vi) On a contract-by-contract basis, records to support award data submitted by the Offeror to the Government, including the name, address, and business size of each subcontractor. Contractors having commercial plans need not comply with this requirement.

(e) In order to effectively implement this plan to the extent consistent with efficient contract performance, the Contractor shall perform the following functions:

(1) Assist small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, and women-owned small business concerns by arranging solicitations, time for the preparation of bids, quantities, specifications, and delivery schedules so as to facilitate the participation by such concerns. Where the Contractor's lists of potential small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, and women-owned small business subcontractors are excessively long, reasonable effort shall be made to give all such small business concerns an opportunity to compete over a period of time.

(2) Provide adequate and timely consideration of the potentialities of small business, veteran-owned small business, service-disabled veteran-owned small business,

HUBZone small business, small disadvantaged business, and women-owned small business concerns in all "make-or-buy" decisions.

(3) Counsel and discuss subcontracting opportunities with representatives of small business, veteran-owned small business, service-disabled veteran-owned small business, HUBZone small business, small disadvantaged business, and women-owned small business firms.

(4) Confirm that a subcontractor representing itself as a HUBZone small business concern is identified as a certified HUBZone small business concern by accessing the Central Contractor Registration (CCR) database or by contacting SBA.

(5) Provide notice to subcontractors concerning penalties and remedies for misrepresentations of business status as small, veteran-owned small business, HUBZone small, small disadvantaged, or women-owned small business for the purpose of obtaining a subcontract that is to be included as part or all of a goal contained in the Contractor's subcontracting plan.

(f) A master plan on a plant or division-wide basis that contains all the elements required by paragraph (d) of this clause, except goals, may be incorporated by reference as a part of the subcontracting plan required of the Offeror by this clause; provided—

(1) The master plan has been approved;

(2) The Offeror ensures that the master plan is updated as necessary and provides copies of the approved master plan, including evidence of its approval, to the Contracting Officer; and

(3) Goals and any deviations from the master plan deemed necessary by the Contracting Officer to satisfy the requirements of this contract are set forth in the individual subcontracting plan.

(g) A commercial plan is the preferred type of subcontracting plan for contractors furnishing commercial items. The commercial plan shall relate to the Offeror's planned subcontracting generally, for both commercial and Government business, rather than solely to the Government contract. Commercial plans are also preferred for subcontractors that provide commercial items under a prime contract, whether or not the prime contractor is supplying a commercial item.

(h) Prior compliance of the Offeror with other such subcontracting plans under previous contracts will be considered by the Contracting Officer in determining the responsibility of the Offeror for award of the contract.

(i) The failure of the Contractor or subcontractor to comply in good faith with—

(1) The clause of this contract entitled "Utilization Of Small Business Concerns"; or

(2) An approved plan required by this clause, shall be a material breach of the contract.

(j) The Contractor shall submit the following reports:

(1) *Standard Form 294, Subcontracting Report for Individual Contracts.* This report shall be submitted to the Contracting Officer semiannually and at contract completion. The report covers subcontract award data related to this contract. This report is not required for commercial plans.

(2) *Standard Form 295, Summary Subcontract Report.* This report encompasses all of the contracts with the awarding agency. It must be submitted semi-annually for contracts with the Department of Defense and annually for contracts with civilian agencies. If the reporting activity is covered by a commercial plan, the reporting activity must report annually all subcontract awards under that plan. All reports submitted at the close of each fiscal year (both individual and commercial plans) shall include a breakout, in the Contractor's format, of subcontract awards, in whole dollars, to small disadvantaged business concerns by North American Industry Classification System (NAICS) Industry Subsector. For a commercial plan, the Contractor may obtain from each of its subcontractors a predominant NAICS Industry Subsector and report all awards to that subcontractor under its predominant NAICS Industry Subsector.

INITIALS: SS & [signature]
LESSOR GOVERNMENT

48. 52.219-16 LIQUIDATED DAMAGES—SUBCONTRACTING PLAN (JAN 1999)

(Applicable to leases over $500,000.)

(a) *Failure to make a good faith effort to comply with the subcontracting plan*, as used in this clause, means a willful or intentional failure to perform in accordance with the requirements of the subcontracting plan approved under the clause in this contract entitled "Small Business Subcontracting Plan," or willful or intentional action to frustrate the plan.

(b) Performance shall be measured by applying the percentage goals to the total actual subcontracting dollars or, if a commercial plan is involved, to the pro rata share of actual subcontracting dollars attributable to Government contracts covered by the commercial plan. If, at contract completion or, in the case of a commercial plan, at the close of the fiscal year for which the plan is applicable, the Contractor has failed to meet its subcontracting goals and the Contracting Officer decides in accordance with paragraph (c) of this clause that the Contractor failed to make a good faith effort to comply with its subcontracting plan, established in accordance with the clause in this contract entitled "Small Business Subcontracting Plan," the Contractor shall pay the Government liquidated damages in an amount stated. The amount of probable damages attributable to the Contractor's failure to comply shall be an amount equal to the actual dollar amount by which the Contractor failed to achieve each subcontract goal.

(c) Before the Contracting Officer makes a final decision that the Contractor has failed to make such good faith effort, the Contracting Officer shall give the Contractor written notice specifying the failure and permitting the Contractor to demonstrate what good faith efforts have been made and to discuss the matter. Failure to respond to the notice may be taken as an admission that no valid explanation exists. If, after consideration of all the pertinent data, the Contracting Officer finds that the Contractor failed to make a good faith effort to comply with the subcontracting plan, the Contracting Officer shall issue a final decision to that effect and require that the Contractor pay the Government liquidated damages as provided in paragraph (b) of this clause.

(d) With respect to commercial plans, the Contracting Officer who approved the plan will perform the functions of the Contracting Officer under this clause on behalf of all agencies with contracts covered by the commercial plan.

(e) The Contractor shall have the right of appeal, under the clause in this contract entitled, Disputes, from any final decision of the Contracting Officer.

(f) Liquidated damages shall be in addition to any other remedies that the Government may have.



GSA Public Buildings Service

REPRESENTATIONS AND CERTIFICATIONS (Acquisition of Leasehold Interests in Real Property)	Solicitation Number 4TX0135	Dated 2-2-07

Complete appropriate boxes, sign the form, and attach to offer.

The Offeror makes the following Representations and Certifications. NOTE: The "Offeror," as used on this form, is the owner of the property offered, not an individual or agent representing the owner.

1. 52.219-1 - SMALL BUSINESS PROGRAM REPRESENTATIONS (APR 2002)

(a) (1) The North American Industry Classification System (NAICS) code for this acquisition is 531190.

(2) The small business size standard is $17.5 Million.

(3) The small business size standard for a concern which submits an offer in its own name, other than on a construction or service contract, but which proposes to furnish a product which it did not itself manufacture, is 500 employees.

(b) *Representations.*

(1) The Offeror represents as part of its offer that it [X] is, [ ] is not a small business concern.

(2) [*Complete only if the Offeror represented itself as a small business concern in paragraph (b)(1) of this provision.*] The Offeror represents, for general statistical purposes, that it [ ] is, [X] is not, a small disadvantaged business concern as defined in 13 CFR 124.1002.

(3) [*Complete only if the Offeror represented itself as a small business concern in paragraph (b)(1) of this provision.*] The Offeror represents as part of its offer that it [ ] is, [X] is not a women-owned small business concern.

(4) [*Complete only if the Offeror represented itself as a small business concern in paragraph (b)(1) of this provision.*] The Offeror represents as part of its offer that it [ ] is, [X] is not a veteran-owned small business concern.

(5) [*Complete only if the Offeror represented itself as a veteran-owned small business concern in paragraph (b)(4) of this provision.*] The Offeror represents as part of its offer that it [ ] is, [X] is not a service-disabled veteran-owned small business concern.

(6) *[Complete only if the Offeror represented itself as a small business concern in paragraph (b)(1) of this provision.*] The Offeror represents, as part of its offer, that—

(i) It [ ] is, [X] is not a HUBZone small business concern listed, on the date of this representation, on the List of Qualified HUBZone Small Business Concerns maintained by the Small Business Administration, and no material change in ownership and control, principal office, or HUBZone employee percentage has occurred since it was certified by the Small Business Administration in accordance with 13 CFR part 126; and

(ii) It [ ] is, [X] is not a joint venture that complies with the requirements of 13 CFR part 126, and the representation in paragraph (b)(6)(i) of this provision is accurate for the HUBZone small business concern or concerns that are participating in the joint venture. [*The Offeror shall enter the name or names of the HUBZone small business concern or concerns that are participating in the joint venture:* ________________.] Each HUBZone small business concern participating in the joint venture shall submit a separate signed copy of the HUBZone representation.

(c) *Definitions.* As used in this provision—

INITIALS: SS (LESSOR) & [signature] (GOVERNMENT)

"Service-disabled veteran-owned small business concern"—

(1) Means a small business concern—

(i) Not less than 51 percent of which is owned by one or more service-disabled veterans or, in the case of any publicly owned business, not less than 51 percent of the stock of which is owned by one or more service-disabled veterans; and

(ii) The management and daily business operations of which are controlled by one or more service-disabled veterans or, in the case of a veteran with permanent and severe disability, the spouse or permanent caregiver of such veteran.

(2) Service-disabled veteran means a veteran, as defined in 38 U.S.C. 101(2), with a disability that is service-connected, as defined in 38 U.S.C. 101(16).

"Small business concern" means a concern, including its affiliates, that is independently owned and operated, not dominant in the field of operation in which it is bidding on Government contracts, and qualified as a small business under the criteria in 13 CFR part 121 and the size standard in paragraph (a) of this provision.

"Veteran-owned small business concern" means a small business concern—

(1) Not less than 51 percent of which is owned by one or more veterans (as defined at 38 U.S.C. 101(2)) or, in the case of any publicly owned business, not less than 51 percent of the stock of which is owned by one or more veterans; and

(2) The management and daily business operations of which are controlled by one or more veterans.

"Women-owned small business concern" means a small business concern—

(1) That is at least 51 percent owned by one or more women; or, in the case of any publicly owned business, at least 51 percent of the stock of which is owned by one or more women; and

(2) Whose management and daily business operations are controlled by one or more women.

(d) *Notice.*

(1) If this solicitation is for supplies and has been set aside, in whole or in part, for small business concerns, then the clause in this solicitation providing notice of the set-aside contains restrictions on the source of the end items to be furnished.

(2) Under 15 U.S.C. 645(d), any person who misrepresents a firm's status as a small, HUBZone small, small disadvantaged, or women-owned small business concern in order to obtain a contract to be awarded under the preference programs established pursuant to section 8(a), 8(d), 9, or 15 of the Small Business Act or any other provision of Federal law that specifically references section 8(d) for a definition of program eligibility, shall-

(i) Be punished by imposition of fine, imprisonment, or both;

(ii) Be subject to administrative remedies, including suspension and debarment; and

(iii) Be ineligible for participation in programs conducted under the authority of the Act.

2. 52.204-5 - WOMEN-OWNED BUSINESS (OTHER THAN SMALL BUSINESS) (MAY 1999)

(a) *Definition.* "Women-owned business concern," as used in this provision, means a concern which is at least 51 percent owned by one or more women; or in the case of any publicly owned business, at least 51 percent of its stock is owned by one or more women; and whose management and daily business operations are controlled by one or more women.

(b) *Representation.* [Complete only if the Offeror is a women-owned business concern and has not represented itself as a small business concern in paragraph (b)(1) of FAR 52.219-1, Small Business Program Representations, of this solicitation.] The Offeror represents that it [ ] is a women-owned business concern.

3. 52.222-22 - PREVIOUS CONTRACTS AND COMPLIANCE REPORTS (FEB 1999)

(Applicable to leases over $10,000.)

The Offeror represents that—

(a) It [ ] has, [X] has not participated in a previous contract or subcontract subject to the Equal Opportunity clause of this solicitation;

(b) It [ ] has, [X] has not filed all required compliance reports; and

(c) Representations indicating submission of required compliance reports, signed by proposed subcontractors, will be obtained before subcontract awards. (Approved by OMB under Control Number 1215-0072.)

4. 52.222-25 - AFFIRMATIVE ACTION COMPLIANCE (APR 1984)

(Applicable to leases over $10,000 and which include the clause at FAR 52.222-26, Equal Opportunity.)

The Offeror represents that—

(a) It [ ] has developed and has on file, [X] has not developed and does not have on file, at each establishment affirmative action programs required by the rules and regulations of the Secretary of Labor (41 CFR 60-1 and 60-2), or

(b) It [X] has not previously had contracts subject to the written affirmative action programs requirement of the rules and regulations of the Secretary of Labor. (Approved by OMB under Control Number 1215-0072.)

5. 52.203-02 - CERTIFICATE OF INDEPENDENT PRICE DETERMINATION (APR 1985)

(Applicable to leases over $100,000 average net annual rental, including option periods.)

(a) The Offeror certifies that—

(1) The prices in this offer have been arrived at independently, without, for the purpose of restricting competition, any consultation, communication, or agreement with any other Offeror or competitor relating to (i) those prices, (ii) the intention to submit an offer, or (iii) the methods or factors used to calculate the prices offered;

(2) The prices in this offer have not been and will not be knowingly disclosed by the Offeror, directly or indirectly, to any other Offeror or competitor before bid opening (in the case of a sealed bid solicitation) or contract award (in the case of a negotiated solicitation) unless otherwise required by law; and

(3) No attempt has been made or will be made by the Offeror to induce any other concern to submit or not to submit an offer for the purpose of restricting competition.

(b) Each signature on the offer is considered to be a certification by the signatory that the signatory—

(1) Is the person in the Offeror's organization responsible for determining the prices being offered in this bid or proposal, and that the signatory has not participated and will not participate in any action contrary to subparagraphs (a)(1) through (a)(3) above; or

(2) (i) Has been authorized, in writing, to act as agent for the following principals in certifying that those principals have not participated, and will not participate in any action contrary to subparagraphs (a)(1) through (a)(3) above Scott Standridge & Bill Cowan [insert full name of person(s) in the Offeror's organization responsible for determining the prices offered in this bid or proposal, and the title of his or her position in the Offeror's organization];

(ii) As an authorized agent, does certify that the principals named in subdivision (b)(2)(i) above have not participated, and will not participate, in any action contrary to subparagraphs (a)(1) through (a)(3) above; and

(iii) As an agent, has not personally participated, and will not participate, in action contrary to subparagraphs (a)(1) through (a)(3) above.

(c) If the Offeror deletes or modifies subparagraph (a)(2) above, the Offeror must furnish with its offer a signed statement setting forth in detail the circumstances of the disclosure.

6. 52.203-11 - CERTIFICATION AND DISCLOSURE REGARDING PAYMENTS TO INFLUENCE

CERTAIN FEDERAL TRANSACTIONS (APR 1991)

(Applicable to leases over $100,000.)

(a) The definitions and prohibitions contained in the clause, at FAR 52.203-12, Limitation on Payments to Influence Certain Federal Transactions, are hereby incorporated by reference in paragraph (b) of this certification.

(b) The Offeror, by signing its offer, hereby certifies to the best of his or her knowledge and belief that on or after December 23, 1989, —

(1) No Federal appropriated funds have been paid or will be paid to any person for influencing or attempting to influence an officer or employee of any agency, a Member of Congress, an officer or employee of Congress, or an employee of a Member of Congress on his or her behalf in connection with the awarding of a contract, the making of any Federal grant, the making of any Federal loan, the entering into of any cooperative agreement, and the extension, continuation, renewal, amendment, or modification of any Federal contract, grant, loan, or cooperative agreement;

(2) If any funds other than Federal appropriated funds (including profit or fee received under a covered Federal transaction) have been paid, or will be paid, to any person for influencing or attempting to influence an officer or employee of any agency, a Member of Congress, an officer or employee of Congress, or an employee of a Member of Congress on his or her behalf in connection with this solicitation, the Offeror shall complete and submit, with its offer, OMB standard form LLL, Disclosure of Lobbying Activities, to the Contracting Officer; and

(3) He or she will include the language of this certification in all subcontract awards at any tier and require that all recipients of subcontract awards in excess of $100,000 shall certify and disclose accordingly.

(c) Submission of this certification and disclosure is a prerequisite for making or entering into this contract imposed by section 1352, title 31, United States Code. Any person who makes an expenditure prohibited under this provision or who fails to file or amend the disclosure form to be filed or amended by this provision, shall be subject to a civil penalty of not less than $10,000, and not more than $100,000, for each such failure.

7. 52.209-5 - CERTIFICATION REGARDING DEBARMENT, SUSPENSION, PROPOSED DEBARMENT, AND OTHER RESPONSIBILITY MATTERS (DEC 2001)

(Applicable to leases over $100,000 average net annual rental, including option periods.)

(a) (1) The Offeror certifies, to the best of its knowledge and belief, that—

(i) The Offeror and/or any of its Principals—

(A) Are [ ] are not [X] presently debarred, suspended, proposed for debarment, or declared ineligible for the award of contracts by any Federal agency;

(B) Have [ ] have not [X], within a three-year period preceding this offer, been convicted of or had a civil judgment rendered against them for: commission of fraud or a criminal offense in connection with obtaining, attempting to obtain, or performing a public (Federal, state, or local) contract or subcontract; violation of Federal or state antitrust statutes relating to the submission of offers; or commission of embezzlement, theft, forgery, bribery, falsification or destruction of records, making false statements, tax evasion, or receiving stolen property; and

(C) Are [ ] are not [X] presently indicted for, or otherwise criminally or civilly charged by a governmental entity with, commission of any of the offenses enumerated in paragraph (a)(1)(i)(B) of this provision.

(ii) The Offeror has [ ] has not [X], within a three-year period preceding this offer, had one or more contracts terminated for default by any Federal agency.

(2) "Principals," for the purposes of this certification, means officers; directors; owners; partners; and, persons having primary management or supervisory responsibilities within a business entity (e.g., general manager; plant manager; head of a subsidiary, division, or business segment, and similar positions).

This Certification Concerns a Matter Within the Jurisdiction of an Agency of the United States and the Making of a False, Fictitious, or Fraudulent Certification May Render the Maker Subject to Prosecution Under Section 1001, Title 18, United States Code.

(b) The Offeror shall provide immediate written notice to the Contracting Officer if, at any time prior to contract award, the Offeror learns that its certification was erroneous when submitted or has become erroneous by reason of changed circumstances.

(c) A certification that any of the items in paragraph (a) of this provision exists will not necessarily result in withholding of an award under this solicitation. However, the certification will be considered in connection with a determination of the Offeror's responsibility. Failure of the Offeror to furnish a certification or provide such additional information as requested by the Contracting Officer may render the Offeror nonresponsible.

(d) Nothing contained in the foregoing shall be construed to require establishment of a system of records in order to render, in good faith, the certification required by paragraph (a) of this provision. The knowledge and information of an Offeror is not required to exceed that which is normally possessed by a prudent person in the ordinary course of business dealings.

(e) The certification in paragraph (a) of this provision is a material representation of fact upon which reliance was placed when making award. If it is later determined that the Offeror knowingly rendered an erroneous certification, in addition to other remedies available to the Government, the Contracting Officer may terminate the contract resulting from this solicitation for default.

8. 52.204-3 - TAXPAYER IDENTIFICATION (OCT 1998)

(a) *Definitions.*

"Common parent," as used in this provision, means that corporate entity that owns or controls an affiliated group of corporations that files its Federal income tax returns on a consolidated basis, and of which the Offeror is a member.

"Taxpayer Identification Number (TIN)," as used in this provision, means the number required by the Internal Revenue Service (IRS) to be used by the Offeror in reporting income tax and other returns. The TIN may be either a Social Security Number or an Employer Identification Number.

(b) All Offerors must submit the information required in paragraphs (d) through (f) of this provision to comply with debt collection requirements of 31 U.S.C. 7701(c) and 3325(d), reporting requirements of 26 U.S.C. 6041, 6041A, and 6050M, and implementing regulations issued by the IRS. If the resulting contract is subject to the payment reporting requirements described in Federal Acquisition Regulation (FAR) 4.904, the failure or refusal by the Offeror to furnish the information may result in a 31 percent reduction of payments otherwise due under the contract.

(c) The TIN may be used by the Government to collect and report on any delinquent amounts arising out of the Offeror's relationship with the Government (31 U.S.C. 7701(c)(3)). If the resulting contract is subject to the payment reporting requirements described in FAR 4.904, the TIN provided hereunder may be matched with IRS records to verify the accuracy of the Offeror's TIN.

(d) *Taxpayer Identification Number (TIN).*

[X] TIN: 02-0770602
[ ] TIN has been applied for.
[ ] TIN is not required because:
[ ] Offeror is a nonresident alien, foreign corporation, or foreign partnership that does not have income effectively connected with the conduct of a trade or business in the United States and does not have an office or place of business or a fiscal paying agent in the United States;
[ ] Offeror is an agency or instrumentality of a foreign government;
[ ] Offeror is an agency or instrumentality of the Federal government;

(e) *Type of organization.*

[ ] Sole proprietorship;
[ ] Partnership;
[ ] Government entity (Federal, State, or local);
[ ] Foreign government;

[ ] Corporate entity (not tax-exempt); [ ] International organization per 26 CFR 1.6049-4;

[ ] Corporate entity (tax-exempt); [X] Other LLC

(f) *Common Parent.*

[ ] Offeror is not owned or controlled by a common parent as defined in paragraph (a) of this provision.

[ ] Name and TIN of common parent:

Name ____________________

TIN ____________________

9. 52.204-6 – Data Universal Numbering System (DUNS) Number (OCT 2003)

(a) The Offeror shall enter, in the block with its name and address on the cover page of its offer, the annotation "DUNS" or "DUNS+4" followed by the DUNS number or "DUNS+4" that identifies the Offeror's name and address exactly as stated in the offer. The DUNS number is a nine-digit number assigned by Dun and Bradstreet, Inc. The DUNS+4 is the DUNS number plus a 4-character suffix that may be assigned at the discretion of the Offeror to establish additional CCR records for identifying alternative Electronic Funds Transfer (EFT) accounts (see Subpart 32.11) for the same parent concern.

(b) If the Offeror does not have a DUNS number, it should contact Dun and Bradstreet directly to obtain one.

(1) An Offeror may obtain a DUNS number—
- (i) If located within the United States, by calling Dun and Bradstreet at 1-866-705-5711 or via the Internet at http://www.dnb.com; or
- (ii) If located outside the United States, by contacting the local Dun and Bradstreet office.

(2) The Offeror should be prepared to provide the following information:
- (i) Company legal business name.
- (ii) Tradestyle, doing business, or other name by which your entity is commonly recognized.
- (iii) Company physical street address, city, state and zip code.
- (iv) Company mailing address, city, state and zip code (if separate from physical).
- (v) Company telephone number.
- (vi) Date the company was started.
- (vii) Number of employees at your location.
- (viii) Chief executive officer/key manager.
- (ix) Line of business (industry).
- (x) Company Headquarters name and address (reporting relationship within your entity).

10. DUNS NUMBER (JUN 2004)

Notwithstanding the above instructions, in addition to inserting the DUNS Number on the offer cover page, the Offeror shall also provide its DUNS Number as part of this submission:

DUNS # 784974193

11. CENTRAL CONTRACTOR REGISTRATION (JUN 2004)

The Central Contractor Registration (CCR) System is a centrally located, searchable database which assists in the development, maintenance, and provision of sources for future procurements. The Offeror must be registered in the CCR prior to lease award. The Offeror shall register via the Internet at http://www.ccr.gov. To remain active, the Offeror/Lessor is required to update or renew its registration annually.

Registration is active. Yes [X] No [ ] Will register [ ]

INITIALS: SS & [signature]
LESSOR GOVERNMENT

OFFEROR OR AUTHORIZED REPRESENTATIVE	NAME, ADDRESS (INCLUDING ZIP CODE)	TELEPHONE NUMBER
	Rocky Bluff, L.L.C. dba Standridge Development Scott Standridge 103 SE 2nd Lindsay, OK 73052	(405)756-4394
	Signature	2-2-07 Date